


05012738

10/24

82- SUBMISSIONS FACING SHEET

REGISTRANT'S NAME **Antisoma plc**

*CURRENT ADDRESS **West Africa House**

Hanger Lane

Ealing

London W 5 39R

FORMER NAME **UK

PROCESSED

**NEW ADDRESS

NOV 23 2005

THOMSON
FINANCIAL

FILE NO. 82- **34926**   FISCAL YEAR _____

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐   AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐   SUPPL (OTHER) ☑

DEF 14A (PROXY) ☐

OICF/BY: _EBS_

DATE : _11/21/05_

Antisoma plc

Terms of reference for Audit Committee

The Audit Committee "the Committee" will assist the Board in fulfilling its oversight responsibilities

Membership

The Committee shall be appointed by the Board. All members of the Committee shall be independent non-executive directors of the Company. The Committee shall consist of not less than three members. A quorum shall be two members. The Chairman of the Committee shall be appointed by the Board. At least one member of the Committee shall have recent and relevant financial experience.

Secretary

The secretary of the Company shall be the secretary of the Committee.

Attendance at and Frequency of Meetings

No one other than the Committee members shall be entitled to attend Committee meetings. The Chairman, other non-executive directors, CEO, CFO, representatives of the external auditors or other persons shall attend the meetings at the invitation of the Committee. There should be at least one meeting a year, or part thereof, where the Committee meets the external auditors without executive board members present. Meetings shall be held not less than three times a year (to coincide with key dates of the Company's financial reporting cycle).
External auditors may request a meeting if they consider that one is necessary.

Authority

The Committee is authorised by the Board to:
- Investigate any activity within its terms of reference
- Seek any information that it requires from any employee of the Group and all employees are directed to cooperate with any request made by the Committee.
- Obtain outside legal or independent professional advice, at the Company's expense.

Duties

The duties of the Committee shall be:

Financial Reporting

- To monitor the integrity of the Financial Statements, interim reports, preliminary announcements and other formal statements of a financial nature, reviewing, and challenging where necessary:
    - the policies, estimates and judgements contained therein,
    - clarity of disclosures and disclosure and impact of transactions of an unusual nature,
    - significant adjustments resulting from the audit,
    - the going concern assumptions,

External audit

- To oversee the company's relations with the external auditor
- To review the scope and results of the audit
- To review the effectiveness, independence and objectivity of the external auditors and to make recommendations to the Board in relation to appointment, and to approve their remuneration and terms of engagement
- To develop and implement policy on the engagement of the external auditors to supply non-audit services
- To meet independently with the auditors as appropriate to discuss items arising and management control issues
- To review audit representation letters

Internal Control and risk management
- To review the Company's internal financial control system and, together with the Board, risk management systems
- To consider compliance with legal requirements, accounting standards and the rules of the UK Listing Authority
- To review compliance with the recommendations of the Combined Code and to make appropriate recommendations to the main Board
- To approve treasury policies and arrangements
- To review insurance coverage
- To consider other matters arising as appropriate

Reporting
The Secretary shall circulate minutes of the meetings of the Committee to all members of the Board.
The Committee shall review its Terms of Reference annually.
The Committee shall prepare a report on its role and responsibilities and the actions it has taken to discharge those responsibilities.
The Committee chairman shall attend the AGM and shall answer questions, through the Chairman of the Board, on the Committee's activities and their responsibilities.

Antisoma Plc.

Remuneration Committee Terms of Reference

1. Constitution

1.1   Antisoma Plc. believes that there should be a formal and transparent procedure for developing policy on executive remuneration and for the fixing of remuneration for individual directors.

1.2   The Committee which is established as a committee of the Board of Antisoma Plc. (the 'Company') and is known as the Remuneration Committee (the 'Committee') ensures that this process is carried out in a fair and thorough manner.

2. Membership

2.1   The Committee is appointed by the Board exclusively from amongst the independent non executive Directors of the Company. That is Directors who are independent of management and free from any other business relationship which could materially interfere with the exercise of their independent judgement. The Committee shall consist of at least three members.

2.2   The Chairman of the Committee is appointed by the Board. In the absence of the Committee Chairman and/or an appointed deputy, the remaining members present shall elect one of themselves to chair the meeting. The Chairman of the Board shall not be Chairman of the Committee.

2.3   Only members of the Committee have the right to attend Committee meetings. However, other individuals such as the Chief Executive, the Chief Financial Officer and external advisers may be invited to attend for all or part of any meetings and as and when appropriate.

2.4   Committee members will normally serve for a period of not less than three years unless the Board otherwise determines, and subject to the members' retirement by rotation in accordance with the terms of the Company's Articles of Association.

2.5   The members of the Committee are identified in the Board's Remuneration Report to Shareholders.

2.6   Each member of the Committee discloses to the Committee:

(a)   Any personal financial interest (other than as a shareholder in the Company) in any matter to be decided by the Committee; or

(b)   Any conflict of interest from a cross-directorship

Any such member will abstain from voting on resolutions of the Committee in relation to which such interest exists and from participating in the discussions concerning such resolutions and (if so required by the Board) will resign from the Committee.

1

3. Quorum

3.1   The quorum necessary for the transaction of business shall be two. A duly convened meeting of the Committee at which a quorum is present shall be competent to exercise all or any of the authorities, powers and discretions vested in or exercisable by the Committee.

4. Secretary

4.1   The Committee will appoint a Secretary to the Committee to act from time to time.

5. Frequency of Meetings

5.1   The Committee shall meet at least twice a year and at such other times as the Chairman of the Committee shall require.

5.2   In addition to the routine meetings of the Committee, any member of the Committee may, at any time, request the Secretary of the Committee to arrange a meeting if he/she considers that one is necessary.

6. Notice of Meetings

6.1   Unless otherwise agreed, notice of each meeting confirming the venue, time and date together with an agenda of the items to be discussed, shall be sent to each member of the Committee and any other person required to attend, no later than five working days before the date of the meeting. Supporting papers shall be sent to Committee members and to other attendees as appropriate, at the same time.

7. Minutes of Meetings

7.1   The Secretary shall minute the proceedings and resolutions or all Committee meetings, including the names of those present and in attendance. Minutes of the Committee meetings shall be circulated promptly to all members of the Committee and, once agreed, to all members of the Board, unless a conflict of interest exists.

8. Annual General Meeting

8.1   The Chairman of the Committee shall attend the Annual General Meeting prepared to respond to any shareholder questions on the Committee's activities.

9. Conduct of Business

9.1   The Committee shall conduct its business as it thinks fit. Decisions of the Committee shall be a majority decision. In the case of an equality of votes, the Chairman of the Committee shall have a second or casting vote. Save as otherwise required by these terms of reference or agreed by the Committee, provisions relating to the conduct of business of the Board in the Articles of Association from time to time of the Company shall equally apply to the conduct of the business of the Committee.

10. Independent Advice

10.1 The Committee is authorised by the Board to obtain internal or external independent professional advice (including the advice of remuneration consultants), as the Committee considers appropriate and at the Company's expense.

10.2 The Committee is authorised by the Board to seek any information (including information on remuneration) it requires from any employee of the Company in order to perform its duties.

11. Duties

11.1 The duties of the Committee shall be to:

(a) determine the Board policy for the remuneration and incentivisation of the Executive Directors, members of the Executive Committee other than the Executive Directors and the employees of the Company;

(b) determine the policy for the terms of employment of the Executive Directors and member of the Executive Committee other than the Executive Directors, including the scope of termination payments and pension arrangements;

(c) to approve, in consultation with the Chief Executive (save in respect of his own remuneration), within the terms of the agreed policy, the total remuneration package of the Executive Directors, including salaries, bonuses, pensions, share options and other share-related awards;

(d) in determining such packages, give due regard to the contents of the Combined Code on Corporate Governance (set out in the Listing Rules or the UK Listing Authority of the FSA – the Listing Rules) and other applicable laws and regulations;

(e) in relation to any bonus scheme operated by the Company, determine any targets for, and assess performance against targets by i) Antisoma Plc. and ii) individual Executive Directors;

(f) approve the grant of options, long term incentive plans and other share-related awards, including the setting and monitoring of any performance conditions subject to which any options may be granted under the executive share option schemes adopted by the Company;

(g) review the design of all share incentive schemes to be put forward for approval by the Board;

(h) agree the policy for authorising claims for expenses from the Chief Executive and the Chairman of the Board;

(i) be satisfied the Company's remuneration practices and policies are factually represented in the Company's Annual Report; and

(j) consider such matters as are referred to the Committee by the Board.

11.2 No Director should be involved in any decisions as to their own remuneration.

11.3 In carrying out it duties under these terms of reference, The Committee should:

(a) provide the packages needed to attract, retain and motivate Executive Directors of the quality required, but should avoid paying more than is necessary for the purpose;

(b) judge where to position the Company relative to other companies. The Committee should be aware what comparable companies are paying and should take account of relative performance (but should use such companies with caution, in view of the risk that can result in an upward ratchet or remuneration levels with no corresponding improvement in performance);

(c) ensure that the performance-related elements or remuneration form a significant proportion of the total remuneration package of Executive Directors and should be designed to align their interests with those of shareholders and to give these Directors incentives to perform at the highest levels;

(d) ensure that executive shares are not offered at a discount save as permitted by paragraphs 13.30 and 13.31 of the Listing Rules;

(e) in designing schemes of performance related remuneration, should follow provisions in Schedule A of the Combined Code.

11.4 Without prejudice to the generality of the terms of reference of the Committee set out above, the Committee will:

(a) operate the Company's share option schemes/other incentive schemes as they apply to, and determine grants of options to be made to, Executive Directors. It recommends the total aggregate amount of any grants to employees, with the specific grant to individuals to be at the discretion of the Board, and make recommendations to the terms of the schemes;

(b) liaise with the trustee of any employee share scheme which is created by the Company for the benefit of employees or Directors;

(c) review the terms of the Executive Directors' Service Agreements from time to time;

(d) prepare a remuneration report to shareholders or advise the Board in relation to the preparation of the Board's remuneration report to shareholders; and

(e) keep the Chairman of the Board fully informed of its actions.

12. Other

12.1   The Committee shall, at least once a year, consider its own performance, its constitution and its terms of reference to ensure it is operating and maximum effectiveness and recommend any changes to the Board for approval.

12.2   The Committee shall make recommendations to the Board it deems appropriate on any matter arising under its terms of reference.

Date of Last Review

Regulatory Announcement

Go to market news section

♠ Free annual report

Company	Antisoma plc
TIDM	ASM
Headline	Director Shareholding
Released	11:57 18-Oct-05
Number	1016497

London, UK, 18 October 2005 - Antisoma plc was notified on 18 October that Raymond Spencer, Chief Financial Officer, purchased 36,000 Antisoma 1p ordinary shares at 23.5p. His total holding is now 400,083.

- END -

Enquiries:
Daniel Elger, Director of Communications
Antisoma plc   +44 (0)20 8799 8200

- ---END OF MESSAGE---

Close

Regulatory Announcement

Go to market news section

RECEIVED



2005 OCT 24 A 10: 35

Company	Antisoma plc
TIDM	ASM
Headline	Antisoma announces promising preliminary phase II data for AS1404 in lung cancer
Released	07:01 17-Oct-05
Number	1016188

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Antisoma announces promising preliminary phase II data for AS1404 in lung cancer

London, UK: 17 October 2005 Cancer drug developer Antisoma (LSE:ASM) today announces preliminary findings from an ongoing phase II trial of AS1404 in lung cancer. With initial data available from 47 of the 71 patients enrolled, those receiving AS1404 in addition to chemotherapy showed a higher frequency of tumour responses (43.5% vs 33.3%) and a lower frequency of progressive disease (8.7% vs 33.3%) than those receiving chemotherapy alone. Details are provided below. To date, all safety findings in the AS1404 arm of the trial have been consistent with those observed with standard chemotherapy treatment.

The lung cancer study is a multi-centre, randomised, controlled trial in patients being treated for the first time for locally advanced or metastatic non-small cell lung cancer. Enrollment was completed in August 2005, and the trial has included patients with both squamous and non-squamous lung cancers. Follow up of patients is continuing and Antisoma plans to present further data at medical congresses. These will include the final investigator-determined response rates, independently validated response rates and data on time to disease progression and survival. Disease progression data are expected during the first half of 2006.

AS1404 belongs to a class of drugs called vascular disrupting agents. These drugs selectively attack tumour blood vessels, giving them broad potential against solid cancers, which depend on their blood supply to survive and grow. Antisoma's lung cancer study is the first controlled trial of a vascular disrupting agent to report evidence of anti-cancer activity.

Dr Mark McKeage of the University of Auckland, New Zealand, one of the Principal Investigators in the study, said: 'These early data are fascinating and very encouraging.'

AS1404 is included in Antisoma's strategic oncology alliance with Roche. Robin Breckenridge, Global Head, Pharma Partnering Operations at Roche said: 'Vascular disrupting agents represent an interesting novel approach to cancer treatment. We will follow with great interest as further data emerge from the AS1404 trials.'

Antisoma's CEO Glyn Edwards said: 'Lung cancer is a terrible disease that affects a huge number of patients worldwide and there is a desperate need to improve on currently available therapies. It is very exciting to see the initial clinical data on AS1404 and we look forward eagerly to further results from the lung cancer study and data from our other phase II trials of AS1404 in prostate and ovarian cancers.'

Enquiries:
Glyn Edwards, CEO

Daniel Elger, Director of Communications   +44 (0)7909 915 068
Antisoma plc

Mark Court/Lisa Baderoon/Rebecca Skye Dietrich +44 (0)20 7466 5000
Buchanan Communications

Details of the lung cancer trial and the findings available to date
The AS1404 lung cancer study is a randomised, controlled, phase II
trial being conducted at hospitals in France, Germany, Australia and
New Zealand. Half of the patients in the study are receiving AS1404
plus chemotherapy (carboplatin and paclitaxel) while the other half
are receiving chemotherapy alone. Endpoints in the study are
response rates (the percentage of patients with a complete or partial
response, as described below), time to disease progression, median
survival and one-year survival.

The table below shows the tumour response outcomes reported by
investigators for the first 47 patients treated in the trial. Tumour
response outcomes relate to the impact of treatment on the growth of
tumours.

Tumour response outcome (see notes below)	AS1404 + chemotherapy		Chemotherapy alone	
	Number	%	Number	%
Complete response	0	0	0	0
Partial response	10	43.5	8	33.3
Stable disease	11	47.8	8	33.3
Progressive disease	2	8.7	8	33.3
	Total patients = 23		Total patients = 24	

To discern the impact of treatment on the size and number of tumour
lesions, patients are assessed at baseline (before treatment) and
throughout the study using CT scans or magnetic resonance imaging.
Tumour response outcomes are categorised using the widely accepted
RECIST (Response Evaluation Criteria In Solid Tumours) system.
Possible outcomes include complete response (disappearance of all
tumours), partial response (more than 30% but less than 100%
reduction in the sum of the longest diameters of 'target' tumour
lesions), stable disease (between a 30% reduction and a 20% increase
in the sum of lesion measurements) and progressive disease (greater
than 20% increase in the sum of lesion sizes or appearance of new
lesions).

Confirmation of a complete or partial response requires corroboration
of the initial finding by a second scan at least one month after the
scan in which the response was first seen. Confirmation of stable
disease occurs if a patient has met the stable disease criteria at
least once not less than six weeks after study entry. If a patient
has progressive disease, they stop receiving treatment and no further
confirmation of their response status is required. For the data
tabulated above, 9 patients in the AS1404 group and 12 patients in
the chemotherapy-alone group have a confirmed RECIST response outcome
based on these criteria. Where outcome is unconfirmed, there remains
a possibility that final outcomes will differ.

The response outcome data above are based on investigator assessments of patient outcomes. The final assessment of tumour response outcomes at the end of the study will be based on independent assessment of patient scans from the trial carried out by a reviewer who is 'blinded' with respect to the treatment each patient received. Results of the independent assessment could potentially differ from those based on investigators' reports.

All the data described above are derived from patients who received AS1404 at 1200 mg/m2, the dose chosen for the phase II programme. There is, however, a phase Ib component to the lung cancer trial, in which a small number of patients received other doses of AS1404 in combination with chemotherapy. The single patient who received 600 mg/m2 AS1404 has a confirmed partial response according to the investigator's assessment. Among the first three of six patients receiving 1800 mg/m2, investigator assessments currently show two with unconfirmed partial responses and one with ongoing stable disease.

In addition to the lung cancer study, Antisoma is conducting two other phase II studies of AS1404, in prostate and ovarian cancers.

AS1404 and the Roche alliance
Roche has worldwide development and commercialisation rights to AS1404 under its 2002 alliance agreement with Antisoma. To maintain its interest, Roche will be obliged to make a milestone payment to Antisoma if and when the drug starts phase III trials and then to fund in full the cost of these trials.

General background on AS1404
AS1404 (chemical name DMXAA) is a small-molecule derived from xanthenone acetic acid. A member of the class of drugs known as 'vascular disrupting agents', it is the only representative of its subclass in clinical trials and is the first of these drugs to report efficacy data from a controlled study. AS1404 was discovered by Professors Bruce Baguley and William Denny and their teams at the Auckland Cancer Society Research Centre, University of Auckland, New Zealand. It was in-licensed by Antisoma from Cancer Research Ventures Limited (now Cancer Research Technologies) in August 2001.

Preclinical models show that AS1404 causes necrotic death of the centre of tumours by disrupting their blood supply. AS1404 has completed three 'monotherapy' phase I trials including around 120 patients with various cancers. Published preclinical data show additive or more than additive effects when AS1404 is combined with a range of cancer treatments, with some of the most promising results seen with taxanes such as paclitaxel. All of the phase II studies of AS1404 currently ongoing are evaluating the effects of the drug in combination with taxane-based chemotherapy regimens.

Background on lung cancer
According to Globocan, incidence of lung cancer in North America, Europe and Japan (the major markets for cancer drugs) was around 667,000 in 2002. Some three quarters of lung cancer cases are non-small cell lung cancer. The American Cancer Society estimates that approximately 163,510 people in the US will die of the disease during 2005.

Background on Antisoma
Based in London, UK, Antisoma is a biopharmaceutical company that develops novel products for the treatment of cancer. Antisoma fills its development pipeline by acquiring promising new product candidates from internationally recognised academic or cancer

research institutions. Its core activity is the preclinical and
clinical development of these drug candidates. In 2002, Antisoma
formed a broad strategic alliance with Roche to develop and
commercialise products from Antisoma's pipeline. AS1404 is included
within the Roche alliance. Please visit www.antisoma.com for further
information about Antisoma.

Disclaimer
Except for the historical information presented, certain matters
discussed in this statement are forward looking statements that are
subject to a number of risks and uncertainties that could cause
actual results to differ materially from results, performance or
achievements expressed or implied by such statements. These risks and
uncertainties may be associated with product discovery and
development, including statements regarding the company's clinical
development programmes, the expected timing of clinical trials and
regulatory filings. Such statements are based on management's current
expectations, but actual results may differ materially.

- ---END OF MESSAGE---

Copyright © Hugin ASA 2005. All rights reserved.

Close

Regulatory Announcement

Go to market news section

RECEIVED

♠ Free annual report

2005 OCT 24 A 10: 35

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Company	Antisoma plc
TIDM	ASM
Headline	Block listing
Released	15:51 13-Oct-05
Number	1015459

London, UK, 13 October 2005 - Antisoma plc (LSE: ASM) announces that
an application for a blocklisting of 14,629,844 Ordinary one pence
shares has been made to the UK Listing Authority and the London Stock
Exchange. The application is in respect of shares that may fall to
be issued pursuant to the Antisoma Company Share Option Plan.

END

Enquiries:
Daniel Elger, Director of Communications, Antisoma plc
+44 (0) 20 8799 8200

- ---END OF MESSAGE---

Copyright © Hugin ASA 2005. All rights reserved.

Close

Regulatory Announcement

Go to market news section

RECEIVED

2005 OCT 24 A 10: 35

OFFICE OF INTERNATION.
CORPORATE FINANCE

♣ Free annual report

Company	Antisoma plc
TIDM	ASM
Headline	Holding(s) in Antisoma
Released	14:00 07-Oct-05
Number	1014691

London, UK, 7 October 2005 - Antisoma plc (LSE:ASM) was notified
today that The Goldman Sachs Group, Inc., no longer has a disclosable
interest in the Company's shares.

- END -

Enquiries:
Raymond Spencer, Chief Financial Officer
Antisoma plc
+44 (0) 20 8799 8200

- ---END OF MESSAGE---

Copyright © Hugin ASA 2005. All rights reserved.

Close

Regulatory Announcement

Go to market news section

RECEIVED

♠ Free annual report

2005 OCT 24 A 10: 35

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Company	Antisoma plc
TIDM	ASM
Headline	Exercise of Options
Released	15:50 06-Oct-05
Number	1014583

London, UK, 6 October 2005 - Following the exercise of options by former employees of Antisoma plc over Antisoma shares granted under the Antisoma company share option plan, the number of Antisoma shares in issue has increased by 810,372 shares.

Application will be made to the London Stock Exchange and the UK Listing Authority for the admission of these new ordinary shares of 1p each. The total number of ordinary shares in the Company in issue and admitted to the Official List following the above allotments will be 334, 960,354.

Enquiries

Raymond Spencer   +44 (0)20 8799 8200
CFO Antisoma plc

Background on Antisoma
Based in London, UK, Antisoma is a biopharmaceutical company that develops novel products for the treatment of cancer. Antisoma fills its development pipeline by acquiring promising new product candidates from internationally recognised academic or cancer research institutions. Its core activity is the preclinical and clinical development of these drug candidates. In 2002, Antisoma formed a broad strategic alliance with Roche to develop and commercialise products from Antisoma's pipeline. Please visit www.antisoma.com for further information about Antisoma.

- ---END OF MESSAGE---

Regulatory Announcement

Go to market news section

RECEIVED

♠ Free annual report

Company	Antisoma plc
TIDM	ASM
Headline	Payment of Directors' Fees in Shares
Released	12:28 06-Oct-05
Number	1014542

2005 OCT 24 A 10: 35

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

London, UK, 6 October 2005 - The Chairman of the Board of Antisoma plc and three other Non-Executive Directors have taken part of their fees for the quarter ended 30 September 2005 in shares pursuant to resolutions of the Board of Directors dated 14 September 2004 and subsequently.

The newly issued shares were issued at a price of 20.5p per share, being the mid-market closing price on the last trading day of the quarter (30 September 2005). The relevant Directors have agreed not to dispose of the shares allotted to them for a minimum period of one year.

The allotments and total holdings following these allotments are shown below.

Director	Allotted 4 October	Total holding	Percentage of issued ordinary shares
Barry Price	12,804	579,529	0.17%
Grahame Cook	17,682	311,346	0.09%
Michael Pappas	13,719	431,029	0.13%
Dale Boden	2,954	541,423*	0.16%

* Mr Boden's total holding includes the beneficial interest he holds in 398,469 ordinary Antisoma shares owned by BF Capital, where he is the President and sole shareholder, and a further 140,000 ordinary Antisoma shares owned by The Sentinel Trust.

Application will be made to the London Stock Exchange and the UK Listing Authority for the admission of the 47,159 new ordinary shares of 1p each. The total number of ordinary shares in the Company in issue and admitted to the Official List following the above allotments will be 334,149,982.

The shares when issued will rank pari passu with the Company's existing ordinary shares.

Enquiries

Raymond Spencer, CFO   +44 (0)20 8799 8200
Antisoma plc

Mark Court/ Lisa Baderoon/   +44 (0)20 7466 5000
Rebecca Skye Dietrich
Buchanan Communications

Background on Antisoma
Based in London, UK, Antisoma is a biopharmaceutical company that
develops novel products for the treatment of cancer. Antisoma fills
its development pipeline by acquiring promising new product
candidates from internationally recognised academic or cancer
research institutions. Its core activity is the preclinical and
clinical development of these drug candidates. In 2002, Antisoma
formed a broad strategic alliance with Roche to develop and
commercialise products from Antisoma's pipeline. Please visit
www.antisoma.com for further information about Antisoma.

- ---END OF MESSAGE---

Close

Regulatory Announcement

Go to market news section   RECEIVED   ♣ Free annual report 📊 🖨

Company	Antisoma plc
TIDM	ASM
Headline	Correct: Statement regarding company performance awards/share options
Released	09:54 22-Sep-05
Number	1012813

Correction: The options were granted at 22.1 pence, not 21.2 pence

Antisoma plc
Company Share Option Plan and Executive Incentive Plan grants

London, UK, 22 September 2005:
Pursuant to the Antisoma plc Executive Incentive Plan, Antisoma plc
has granted Performance Share awards over ordinary 1p shares to
Directors as follows:

Director	Number of Performance Shares
Glyn Edwards	419,302
Raymond Spencer	189,067
Ursula Ney	286,650

Other employees have been granted Performance Share awards over a
total of 995,861 shares. Other employees have also been granted
options, pursuant to Part A of the Antisoma plc Company Share Option
Plan, over 759,791 ordinary 1p shares at an exercise price of 22.1
pence per share.

The above Performance Share and option grants reflect the Company's
practice of making biannual awards following release of the interim
or preliminary financial results.

The Performance Share awards and options, which are subject to
fulfilment of certain performance and other conditions, have a date
of grant of 20 September 2005 and will normally become exercisable
for three and seven year periods, respectively, commencing on 20
September 2008.

Mr Edwards, Mr Spencer and Dr Ney, as Directors, notified Antisoma
plc of their respective interests in these shares on 21 September
2005.

Prior to the above awards Mr Edwards and Mr Spencer surrendered
options, which will be added back to the general pool for the benefit
of all employees, as follows:

	Date of Grant	Exercise Price (£)	Number of shares surrendered
Glyn Edwards	19/9/2000	1.425	70,164
Raymond Spencer	19/9//2000	1.425	7,000
Raymond Spencer	13/2/2001	2.119	18,873

The Remuneration Committee and the Board of Directors of Antisoma
consider that the switch from options to Performance Share awards
aligns the interests of senior executives more closely with those of

shareholders. They also consider that the above arrangements do not represent repricing because the above awards would have been made as part of the annual grant policy whether these options had been surrendered or not.

Enquiries
Antisoma plc
Raymond Spencer, Chief Financial Officer
Tel: +44 (0)20 8799 8200

- ---END OF MESSAGE---

Close

Regulatory Announcement

Go to market news section

RECEIVED

2005 OCT 24 A 10: 35

Company	Antisoma plc
TIDM	ASM
Headline	Statement re company performance of INTERNATIONAL awards/share options CORPORATE FINANCE
Released	16:55 21-Sep-05
Number	1012717

♠ Free annual report

Company Share Option Plan and Executive Incentive Plan grants

London, UK, 21 September 2005:
Pursuant to the Antisoma plc Executive Incentive Plan, Antisoma plc
has granted Performance Share awards over ordinary 1p shares to
Directors as follows:

Director	Number of Performance Shares
Glyn Edwards	419,302
Raymond Spencer	189,067
Ursula Ney	286,650

Other employees have been granted Performance Share awards over a
total of 995,861 shares. Other employees have also been granted
options, pursuant to Part A of the Antisoma plc Company Share Option
Plan, over 759,791 ordinary 1p shares at an exercise price of 21.2
pence per share.

The above Performance Share and option grants reflect the Company's
practice of making biannual awards following release of the interim
or preliminary financial results.

The Performance Share awards and options, which are subject to
fulfilment of certain performance and other conditions, have a date
of grant of 20 September 2005 and will normally become exercisable
for three and seven year periods, respectively, commencing on 20
September 2008.

Mr Edwards, Mr Spencer and Dr Ney, as Directors, notified Antisoma
plc of their respective interests in these shares on 21 September
2005.

Prior to the above awards Mr Edwards and Mr Spencer surrendered
options, which will be added back to the general pool for the benefit
of all employees, as follows:

	Date of Grant	Exercise Price (£)	Number of shares surrendered
Glyn Edwards	19/9/2000	1.425	70,164
Raymond Spencer	19/9//2000	1.425	7,000
Raymond Spencer	13/2/2001	2.119	18,873

The Remuneration Committee and the Board of Directors of Antisoma

consider that the switch from options to Performance Share awards
aligns the interests of senior executives more closely with those of
shareholders. They also consider that the above arrangements do not
represent repricing because the above awards would have been made as
part of the annual grant policy whether these options had been
surrendered or not.

Enquiries

Antisoma plc
Raymond Spencer, Chief Financial Officer
Tel: +44 (0)20 8799 8200

- ---END OF MESSAGE---

Copyright © Hugin ASA 2005. All rights reserved.

Close

Regulatory Announcement

RECEIVED

Company	Antisoma plc	2005 OCT 24 A 10: 3
TIDM	ASM	
Headline	Holding(s) in Company	OFFICE OF INTERNATIONAL
Released	09:30 21-Sep-05	CORPORATE FINANCE
Number	1012633	

London, UK, 21 September 2005 - Antisoma plc was notified on 20 September 2005 that The Goldman Sachs Group, Inc. (GS Inc.), has a beneficial interest of 11,813,554 ordinary shares in Antisoma, representing 3.54% of Antisoma's current issued ordinary share capital.

Antisoma was notified of the following in relation to the 11,813,554 shares:

a) The interest in 11,708,554 shares arose from the interest held by Goldman, Sachs & Co. (GS&Co.), a direct subsidiary of GS Inc., acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited (GSSN),
b) The interest in 105,000 shares arose from the interest held by GS&Co., a direct subsidiary of GS Inc, acting as discretionary manager, that these shares are, or will be, registered in the name of GSSN.

- END -

Enquiries:
Raymond Spencer
Chief Financial Officer
Antisoma plc
+44 (0)20 8799 8200

- ---END OF MESSAGE---

Close

Regulatory Announcement

RECEIVED

 

Company	Antisoma plc	2005 OCT 24 A 10: 35
TIDM	ASM	
Headline	Antisoma's preliminary results for the year ended 30 June 2005	INTERNATIONAL CORPORATE FINANCE
Released	07:01 15-Sep-05	
Number	1011874	

15 September 2005, London, UK: Cancer drug developer Antisoma plc
(LSE: ASM) today announces its preliminary results for the year ended
30 June 2005.

Highlights of 2004/2005

Advances across the pipeline

* AS1404 enters phase II development in three cancers

    * Lung cancer study reaches patient recruitment target (in
      August 2005)
    * Prostate and ovarian cancer trials also on track

* AS1411 phase I study reopened (in September 2005) after
  promising data reported at ASCO
* AS1410 selected as lead telomere targeting agent and
  manufacturing agreement signed
* AS1409 fully acquired from EMD-Lexigen collaboration and enters
  manufacturing

Acquisition strengthens portfolio

* Aptamera acquired for £16.0 million in shares
* Promising aptamer drug AS1411 added to pipeline

Financial highlights

* Cash and liquid resources at 30 June 2005 of £25.0 million (2004:
  £38.8 million)
* Full-year net loss of £7.1 million (2004: £0.6 million)
* Revenues of £6.3 million (2004: £18.1 million)
* Plan to list on NASDAQ announced; application made for US Level I
  'ADR' programme

Commenting on the results, Glyn Edwards, Chief Executive Officer of
Antisoma, said: 'This has been a year of great progress. We have
succeeded both in advancing our established pipeline products and in
bringing in an exciting new drug, AS1411, through our acquisition of
Aptamera. We look forward with confidence to a year including many
important development milestones and results, starting with the first
findings from our phase II study of AS1404 in lung cancer.'

Enquiries:

Antisoma

plc
+44 (0)20 8799 8200
Glyn Edwards, Chief Executive Officer
Raymond Spencer, Chief Financial Officer
Daniel Elger, Director of Communications

Mark Court/Lisa Baderoon/Rebecca Skye
Dietrich   +44 (0)20 7466 5000
Buchanan Communications (UK enquiries)

Richard
Anderson
+44 (0)20 7940 1000
De Facto Communications (ex-UK enquiries)

Except for the historical information presented, certain matters discussed in this preliminary announcement are forward looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from results, performance or achievements expressed or implied by this preliminary announcement. These risks and uncertainties may be associated with product discovery and development, including statements regarding the Company's clinical development programmes, the expected timing of clinical trials and regulatory filings. Such statements are based on management's current expectations, but actual results may differ materially.

Joint Chief Executive and Chairman's Statement

Antisoma has made sustained progress throughout the past year, delivering on pledges to advance the drugs in its pipeline and to enhance its portfolio by acquiring a new clinical product. Our achievements illustrate some of the key features of our 'search and develop' business model, whereby we acquire promising early-stage cancer drugs and add to their value through effective development programmes:

* Our expertise has enabled us to identify and bring in exciting product candidates from across the world, as illustrated by the positive market reaction to this year's acquisition of Aptamera and its aptamer drug AS1411.
* We have a successful track record in acquiring diverse products from different sources, which has allowed us to build a balanced pipeline and avoid dependence on any particular technology. With a portfolio of drugs in development, we can focus our resources on those most likely to provide shareholder returns, as we did this year by ceasing development of AS1405 to devote more resources to AS1411.
* We have a strong infrastructure for developing new drugs, so we are able to add value rapidly to the drugs that we acquire - as shown by AS1404, which we have advanced through one phase I and, during the past year, into three phase II trials in different cancers.
* We have two potential routes to commercialise our products, taking some products through development ourselves to retain all their upside potential while the large-market products in our portfolio enter our alliance with Roche, providing us with returns through progress-based milestone payments and royalties on any sales. With this two-stranded approach we can address a range of market opportunities and provide ourselves with various options for the further growth of the Company. During the past year we have acquired AS1411 for independent development while AS1404 and R1550 have continued to progress within the alliance, the latter funded

in full by Roche.

The programme of phase II trials for AS1404 is the largest in the
Company's history, and is now close to yielding important findings on
the efficacy of this drug, which targets the blood vessels on which
tumours rely to grow and spread. Three trials in different cancers
are evaluating AS1404 in combination with chemotherapy drugs,
building on positive preclinical data and the successful completion
of phase I trials. The first phase II trial, in non-small cell lung
cancer, began in September 2004 and reached its recruitment target
during August 2005. We expect to report the first outcomes from this
trial - rates at which patients' tumours respond to treatment -
during this year, with further data on time to disease progression
and survival available during 2006. Also anticipated next year are
efficacy results from the other AS1404 phase II studies, in prostate
and ovarian cancers, which started in May and June 2005,
respectively.

Our other clinical products are progressing well through phase I
development. Our antibody drug R1550 is now being developed and
funded by Roche, and is currently in a US phase I trial in patients
with metastatic (spreading) or locally advanced breast cancer. This
trial is now most likely to report during the first half of 2006. The
aptamer drug AS1411 recently re-entered trials following its
incorporation into our pipeline through the acquisition of Aptamera,
which is described below.

In addition to our three clinical products, we have two drugs nearing
the completion of preclinical development. Last July we announced
that we had gained exclusive rights over the antibody-cytokine fusion
drug AS1409 (huBC1-huIL12) by acquiring the interest of our
collaborator EMD-Lexigen. We have since initiated manufacturing of
AS1409 with the intention of starting trials during 2006. During
November, we announced that we had selected a lead candidate, AS1410,
from our programme of telomere targeting agents, and in June we
announced that we had initiated manufacturing and expected AS1410 to
enter the clinic in the first half of 2006. Both AS1409 and AS1410
are novel and exciting drugs with substantial potential that will be
eligible for potential inclusion into our alliance with Roche.

Company acquisition further diversifies pipeline
In February we completed the acquisition of the private US company,
Aptamera, through the issue of 66.5 million new shares, valuing
Aptamera at £16.7 million, including acquisition costs. We bought
Aptamera on the strength of its lead drug, the aptamer AS1411. In
May, promising phase I data on AS1411 were reported at the annual
meeting of the American Society of Clinical Oncology (ASCO), with
findings of particular interest in three renal cancer patients. We
have since been granted US orphan drug status in renal cancer and in
September 2005 announced the reopening of the phase I study for
recruitment of additional patients with renal and lung cancers. The
acquisition of AS1411 adds a DNA aptamer to the three antibody
products and two small-molecule drugs among our six priority
programmes. These drugs all have distinct mechanisms of action and
work via five different targets, providing us with a very high level
of pipeline diversity and consequent lack of dependence on any
particular technology.

A global company
During the year we announced our intention to list our shares on the
NASDAQ market in the US in addition to our listing on the London
Stock Exchange. The application to list will be made when the
Company's situation and market conditions allow. We already have a
significant US shareholder base, which expanded greatly this year

through the acquisition of Aptamera. Listing in the US would increase our exposure to the US capital markets, a step that the Directors believe would enhance our long-term growth prospects and our ability to exploit new opportunities for development. As an interim step, we have filed an application for a Level I programme of American Depositary Receipts (ADRs) to enable dollar-denominated trading of our ordinary shares prior to the listing.

As we increase our operational and investor activity in the US, we are pleased to welcome Mr Dale Boden as a Non-Executive Director. Dale is based in Louisville, Kentucky, where we retain a substantial shareholder base following the acquisition of Aptamera. He is President of BF Capital, Inc., a US private investment firm, and serves on the boards of several US companies. We would like to thank Dr Mark Rogers, former Chairman of Aptamera, for serving on the Antisoma Board during the integration of Aptamera from February until June 2005.

Dr Miroslav Ravic, our Chief Clinical Officer, has recently left the Company to pursue his own private business interests. We would like to take this opportunity to thank him for his contribution and wish him well for the future.

Sound finances
Our financial results this year reflect the Company's continued investment in its clinical pipeline, the acquisition of Aptamera and changes in costs and revenues relating to R1549 and R1550. We closed the year with £25.0 million in cash and liquid resources, compared with £38.8 million last year. The money invested has advanced multiple programmes to a stage where we expect to reach significant milestones in development during 2005 or 2006. Our current resources are sufficient to reach these milestones on the three clinical and two most advanced preclinical programmes. The Company will continue to review its cash position in the light of results from its product pipeline and will seek to maintain the financial resources necessary to execute its development programmes.

Total operating costs have fallen to £17.4 million from £21.2 million last year with research and development costs £4.1 million lower at £12.5 million. These figures mask a significant increase in investment in Antisoma's development programmes, which is more than offset in the totals by the near-cessation of expenditure on two programmes - R1549 and R1550 - where Antisoma was previously bearing costs and recharging these to Roche.

Reduced revenue, from £18.1 million last year to £6.3 million this year, also reflects reductions in refunding of expenditure by Roche (£0.4 compared with £8.7 million for 2004), as well as declining recognition of revenues relating to the 2002 alliance agreement with Roche (£5.9 compared with £9.4 million for 2004).

Losses of £7.1 million compared with a £0.6 million loss last year reflect the decrease in revenue partly offset by decreased development expenditure and the recognition of research and development tax credits in respect of the 2004 and 2005 tax years.

Revenues for the six months to 30 June 2005 have fallen to £1.5 million (2004: £8.8 million). This reflects the cessation of development of R1549 and transfer of R1550 to Roche as mentioned above and the absence of any deferred revenue from R1550, which was fully recognised as at 31 December 2004. Operating expenses and development costs were also lower at £9.8 million and £7.5 million, respectively (2004: £10.9 million and £8.9 million, respectively), again reflecting the changes in expenditure on R1549 and R1550

partially offset by increased development costs for other products.

The consolidated balance sheet at 30 June 2005 shows intangible assets of £16.2 million representing the unamortised goodwill arising on consolidation of Aptamera under UK GAAP.

Important newsflow ahead
Antisoma moves into a new year with a strong and diverse pipeline of cancer drugs together with the human and capital resources to add further value to its assets. We continue to benefit from the support provided by our strategic alliance partner, Roche, as we approach important newsflow on the products currently included in the alliance, AS1404 and R1550. Both these drugs have potential across a wide range of cancers. In the coming months we will know much more about the efficacy and value of AS1404 and the next steps for development of R1550. Meanwhile, we are delighted to be taking our AS1411 aptamer drug back into patients after very promising results from its first phase I trial and expect to push two more innovative cancer drugs into the clinic in 2006.

Glyn Edwards
Chief Executive Officer

Barry Price
Chairman

Consolidated profit and loss account
for the year ended 30 June 2005

	unaudited 2005 £'000	audited 2004 £'000
Revenue	6,268	18,118
Operating expenses	(17,385)	(21,244)
Operating loss	(11,117)	(3,126)
Interest receivable	1,505	1,340
Loss on ordinary activities before taxation	(9,612)	(1,786)
Taxation on loss on ordinary activities	2,477	1,178
Loss on ordinary activities after taxation and retained loss for the year	(7,135)	(608)
Loss per 1p share Basic and diluted	2.44p	0.25p

Consolidated statement of total recognised gains and losses
For the year ended 30 June 2005

	unaudited 2005 £'000	audited 2004 £'000
Loss for the financial year	(7,135)	(608)

Currency translation differences
on foreign currency net investments   (6)   -

Total recognised gains and losses
 relating to the year   (7,141)   (608)

Consolidated balance sheet
as at 30 June 2005

	unaudited 2005 £'000	audited 2004 £'000
Fixed assets		
Intangible assets	16,206	-
Tangible assets	979	1,280
	17,185	1,280
Current assets		
Debtors	2,666	2,167
Short-term deposits	23,937	22,381
Cash at bank and in hand	1,108	16,452
	27,711	41,000
Creditors: amounts falling due within one year	(5,705)	(10,291)
Net current assets	22,006	30,709
Total assets less current liabilities	39,191	31,989
Creditors: amounts falling due after more than one year	(886)	(2,485)
Provisions for liabilities and charges	(29)	(12)
Net assets	38,276	29,492
Capital and reserves		
Called up share capital	7,659	6,993
Share premium account	84,942	69,683
Other reserves	4,300	4,300
Profit and loss account	(58,625)	(51,484)
Total shareholders' funds	38,276	29,492
Shareholders' funds analysed as:		
Equity shareholders' funds	33,944	25,160
Non-equity shareholders' funds	4,332	4,332
	38,276	29,492

Consolidated cash flow statement
for the year ended 30 June 2005

	unaudited 2005 £'000	audited 2004 £'000
Net cash outflow from operating activities	(15,347)	(9,616)

	2005	2004
Returns on investments and servicing of finance		
Interest received	1,561	1,318
Net cash inflow from taxation	877	1,178
Capital expenditure and financial investment		
Purchase of tangible fixed assets	(130)	(1,458)
Sale of tangible fixed assets	-	2
Purchase of intangible fixed assets	-	(697)
Net cash outflow for capital expenditure and financial investment	(130)	(2,153)
Acquisitions		
Cash at bank and in hand acquired with subsidiaries	1	-
Acquisition expenses	(704)	-
Net cash outflow from acquisitions	(703)	-
Net cash outflow before management of liquid resources and financing	(13,742)	(9,273)
Management of liquid resources		
(Purchase)/sale of current asset investments	(1,556)	9,473
Financing		
Issue of shares	-	15,204
Expenses paid in connection with share issues	(46)	(1,093)
	(46)	14,111
(Decrease)/increase in cash	(15,344)	14,311

Notes to the financial statements for the year ended 30 June 2005

1. Basis of reporting

The preliminary financial statements have been prepared in accordance with UK Generally Accepted Accounting Principles ('UK GAAP') on the basis of the accounting policies set out in the Group's 2004 statutory accounts. The acquisition of Aptamera, Inc. was accounted for using the principles of acquisition accounting. Goodwill in respect of the acquisition of Aptamera, Inc. is being amortised over 15 years from the date of acquisition, which the Directors estimate represents its useful economic life. The statements were approved by the Board of Directors on 13 September 2005 and are unaudited.

As set out in the Joint Chief Executive and Chairman's Statement the Company ended the year with £25 million in cash and liquid resources. The Directors are confident that the Group has sufficient funds to meet the requirements of the business for the foreseeable future. The financial information in this preliminary statement is therefore prepared on the going concern basis.

2.   Operating expenses

2005   2004

| | unaudited | audited |
	£'000	£'000
Administrative expenses	4,926	4,660
Research and development costs	12,459	16,584
Total operating expenses	17,385	21,244

3.   Reconciliation of operating loss to net cash outflow from operating activities

| | 2005 | 2004 |
| | unaudited | audited |
	£'000	£'000
Operating loss	(11,117)	(3,126)
Depreciation	435	440
Amortisation of intangibles	463	697
Decrease in debtors	1,053	1,383
Decrease in creditors	(6,181)	(9,010)
Net cash outflow from operating activities	(15,347)	(9,616)

4.   Reconciliation of net cash flow to movement in net funds

| | 2005 | 2004 |
| | unaudited | audited |
	£'000	£'000
(Decrease)/increase in cash for the year	(15,344)	14,311
Cash outflow/(inflow) from purchase/(sale) of current asset investments	1,556	(9,473)
Movement in net funds in the year	(13,788)	4,838
Net funds at start of the year	38,833	33,995
Net funds at end of the year	25,045	38,833

5. Reconciliation of movements in Group shareholders' funds

| | 2005 | 2004 |

	unaudited £'000	audited £'000
Opening shareholders' funds	29,492	15,989
Issue of shares	15,971	15,204
Expenses of share issue	(46)	(1,093)
Loss for the year	(7,135)	(608)
Other recognised gains and losses	(6)	–
Closing shareholders' funds	38,276	29,492

The financial information set out in the announcement does not constitute the Group's statutory accounts for the years ended 30 June 2005 or 2004 within the meaning of section 240 of the Companies Act 1985. The financial information for the year ended 30 June 2004 is derived from the statutory accounts for that year which have been delivered to the Registrar of Companies and which are available on request from the Company Secretary, Antisoma plc, West Africa House, Hanger Lane, London, W5 3QR. The auditors' report on those accounts was unqualified and did not contain a statement under either section 237 (2) or 237 (3) of the Companies Act 1985. The statutory accounts for the year ended 30 June 2005 will be finalised on the basis of the financial information presented by the Directors in this preliminary announcement and will be delivered to the Registrar of Companies following the Company's Annual General Meeting.

- ---END OF MESSAGE---

Close

Regulatory Announcement

RECEIVED

 

Company	Antisoma plc	2005 OCT 24 A 10: 36
TIDM	ASM	
Headline	Antisoma appoints Dale Boden as a Non-Executive Director	OFFICE OF INTERNATIONAL CORPORATE FINANCE
Released	07:01 14-Sep-05	
Number	1011661	

London, UK, 14 September 2005 Antisoma plc (LSE:ASM) today announces the appointment of Mr Dale Boden as a Non-Executive Director with immediate effect.

Dale is based in Louisville, Kentucky, where Antisoma retains a substantial shareholder base following the acquisition of Aptamera, Inc. earlier this year. He is President of BF Capital, Inc., a US private investment firm that focuses on private equity, venture capital investing and real estate development, and was a director and member of the executive committee of Aptamera prior to its acquisition by Antisoma.

With regard to Mr Boden's appointment, there are no disclosures required under paragraph 9.6.13 of the Listing Rules of the U.K. Listing Authority.

BF Capital, a company of which Mr Boden is the President and sole shareholder, has a beneficial interest of 398,469 ordinary Antisoma shares, representing 0.1% of Antisoma's current issued ordinary share capital. The Sentinel Trust, in which Mr Boden has a beneficial interest, owns a further 140,000 ordinary shares (<0.1% of Antisoma's current issued ordinary share capital).

Commenting on the appointment, Dr Barry Price, Chairman of Antisoma, said: 'We are pleased to welcome Mr Boden to our Board. His wide-ranging US experience makes him an ideal addition.'

Enquiries:

Glyn Edwards
Chief Executive Officer, Antisoma plc
+44 (0)20 8799 8200

Mark Court/Lisa Baderoon/Rebecca Dietrich
Buchanan Communications
+44 (0)20 7466 5000

Background on Antisoma
Based in London, UK, Antisoma is a biopharmaceutical company that develops novel products for the treatment of cancer. Antisoma fills its development pipeline by acquiring promising new product candidates from internationally recognised academic or cancer research institutions. Its core activity is the preclinical and clinical development of these drug candidates. In November 2002, Antisoma formed a broad strategic alliance with Roche to develop and commercialise products from Antisoma's pipeline. Please visit www.antisoma.com for further information about Antisoma.

- ---END OF MESSAGE---

Close

Regulatory Announcement

Go to market news section

RECEIVED [♠ Free annual report] 🔛 🖨

2005 OCT 24 A 10: 36

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Company	Antisoma plc
TIDM	ASM
Headline	Full year/4th quarter financial results
Released	11:18 09-Sep-05
Number	1011120

Notification of Preliminary Results

Antisoma plc will be announcing its Preliminary Results for the year
ended 30 June 2005 on Thursday 15 September 2005.

For further Information, please call:

Lisa Baderoon/Rebecca Skye Dietrich
Buchanan Communications   020 7466 5000

- ---END OF MESSAGE---

Copyright © Hugin ASA 2005. All rights reserved.

[Close]

Regulatory Announcement

Go to market news section

RECEIVED

 ♠ Free annual report

2005 OCT 24 A 10: 36

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Company	Antisoma plc
TIDM	ASM
Headline	Miscellaneous
Released	07:01 06-Sep-05
Number	1010429

First patient treated in extended phase I trial of Antisoma's AS1411

London, UK: 6 September 2005 Cancer drug developer Antisoma (LSE:ASM) announces that it has reopened a US phase I trial of its aptamer drug AS1411 following the presentation of promising data at this year's American Society of Clinical Oncology meeting. The study is now enrolling patients with renal and non-small cell lung cancers. Signs of anti-cancer activity were seen in all of the three renal cancer patients included in the original trial, and Antisoma has recently been granted US orphan drug status for AS1411 in renal cancer.

The Principal Investigator in the phase I study, Dr Damian Laber of the Brown Cancer Center, Louisville, Kentucky, commented: 'We are delighted to be treating more patients with AS1411, and have seen significant interest following the publicity about the earlier findings from the trial.'

Antisoma's CEO Glyn Edwards said: 'Reopening the AS1411 phase I trial will expedite the development of this important drug and gives us an opportunity to seek further evidence of anti-cancer activity in renal cancer, where initial data were particularly exciting.'

Enquiries:

Daniel Elger, Director of Communications
+44 (0)7909 915 068
Antisoma plc

Mark Court/Lisa Baderoon/Rebecca Skye Dietrich
+44 (0)20 7466 5000
Buchanan Communications   (UK enquiries)

Richard
Anderson
+44 (0)20 7940 1000
De Facto Communications (ex-UK enquiries)

Except for the historical information presented, certain matters discussed in this statement are forward looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from results, performance or achievements expressed or implied by such statements. These risks and uncertainties may be associated with product discovery and development, including statements regarding the company's clinical development programmes, the expected timing of clinical trials and regulatory filings. Such statements are based on management's current expectations, but actual results may differ materially.

Notes to Editors

AS1411
AS1411 is an aptamer, an oligonucleotide that can fold into a stable,
three-dimensional structure capable of interacting with a particular
target protein. AS1411 binds to the protein nucleolin, which is found
on the surface of cancer cells. It is then internalised and has been
shown to kill cancer cells in a range of models. Promising signs of
anticancer activity were reported at ASCO 2005 from a phase I
clinical trial of 17 patients with a variety of cancers conducted at
the Brown Cancer Center, Louisville, Kentucky. This study has now
been reopened to recruit patients with renal and lung cancers only,
to reach a total of 40 patients. The reopened study is taking place
at centres in the USA, led by the Brown Cancer Center.

Background on Antisoma
Based in London, UK, Antisoma is a biopharmaceutical company that
develops novel products for the treatment of cancer. Antisoma fills
its development pipeline by acquiring promising new product
candidates from internationally recognised academic or cancer
research institutions. Its core activity is the preclinical and
clinical development of these drug candidates. In 2002, Antisoma
formed a broad strategic alliance with Roche to develop and
commercialise products from Antisoma's pipeline. Please visit
www.antisoma.com for further information about Antisoma.

- ---END OF MESSAGE---

Close

Regulatory Announcement

Go to market news section



Company	Antisoma plc
TIDM	ASM
Headline	Antisoma's AS1404 lung cancer study reaches recruitment target
Released	07:01 01-Sep-05
Number	1009291

First efficacy data only months away

London, UK: 1 September 2005 Cancer drug developer Antisoma (LSE:ASM) announces that it has reached the patient recruitment target in its phase II trial of AS1404 in non-small cell lung cancer. This keeps the Company on course to report the first efficacy data from the trial during this year.

Antisoma is conducting a programme of three separate phase II trials in lung, prostate and ovarian cancers, all of which evaluate the benefit of adding AS1404 to standard chemotherapy treatments.

Antisoma's CEO Glyn Edwards said: 'Our clinical group and investigators around the world have done an exceptional job in rapidly recruiting patients into this important trial. The lung cancer study will provide us with the first opportunity to achieve proof of concept for AS1404, a drug with very large market potential. With our ovarian and prostate cancer trials also progressing well we will soon have a steady stream of efficacy data emerging on AS1404.'

Enquiries:

Glyn Edwards, CEO
Daniel Elger, Director of Communications   +44 (0)20 8799 8200
Antisoma plc

Mark Court/Lisa Baderoon/Rebecca Skye Dietrich +44 (0)20 7466 5000
Buchanan Communications   (UK enquiries)

Richard Anderson   +44 (0)20 7940 1000
De Facto Communications   (ex-UK enquiries)

Except for the historical information presented, certain matters discussed in this statement are forward looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from results, performance or achievements expressed or implied by such statements. These risks and uncertainties may be associated with product discovery and development, including statements regarding the company's clinical development programmes, the expected timing of clinical trials and regulatory filings. Such statements are based on management's current expectations, but actual results may differ materially.

AS1404 lung cancer study
The lung cancer trial has recruited around seventy patients across Europe, Australia and New Zealand. It is a randomized controlled

study in which half the patients are receiving standard chemotherapy treatment of carboplatin and paclitaxel while the other half are receiving these chemotherapy drugs plus AS1404. Response rates, time to tumour progression and survival will be compared to see whether patients on the AS1404-chemotherapy combination do better than those on chemotherapy alone.

Background on AS1404

AS1404 (DMXAA) is a small-molecule vascular disrupting agent which targets the blood vessels that nourish tumours. The drug was discovered by Professors Bruce Baguley and William Denny and their teams at the Auckland Cancer Society Research Centre, University of Auckland, New Zealand. It was in-licensed by Antisoma from Cancer Research Ventures Limited (now Cancer Research Technologies) in August 2001. Preclinical evidence shows that the drug significantly enhances the efficacy of various chemotherapy drugs, complementing their action on tumours. Antisoma's programme of phase II trials therefore combines AS1404 with established chemotherapy treatments. The programme includes separate randomised, controlled trials in lung, prostate and ovarian cancers.

Background on Antisoma

Based in London, UK, Antisoma is a biopharmaceutical company that develops novel products for the treatment of cancer. Antisoma fills its development pipeline by acquiring promising new product candidates from internationally recognised academic or cancer research institutions. Its core activity is the preclinical and clinical development of these drug candidates. In 2002, Antisoma formed a broad strategic alliance with Roche to develop and commercialise products from Antisoma's pipeline. AS1404 is included within the Roche alliance. Please visit www.Antisoma.com for further information about Antisoma.

- ---END OF MESSAGE---

Close

Regulatory Announcement

RECEIVED

Company	Antisoma plc
TIDM	ASM

2005 OCT 24 A 10: 36

Headline	Antisoma granted US orphan drug status for AS1411 in renal cancer
Released	07:01 17-Aug-05
Number	1006749

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

London, UK: 17 August 2005 Cancer drug developer Antisoma (LSE:ASM) has received notification from the US Food and Drug Administration (FDA) that its aptamer drug AS1411 has been granted Orphan Drug Designation in the US for the treatment of renal cancer. This provides Antisoma with a seven-year period of market exclusivity if AS1411 gains marketing approval for the treatment of renal cancer in the US. AS1411 already has Orphan Drug Designation in the US for the treatment of pancreatic cancer.

Promising signs of activity against renal cancer were reported in a phase I trial of AS1411 presented at this year's meeting of the American Society of Clinical Oncology (ASCO). Antisoma expects to reopen this trial shortly.

Antisoma's CEO Glyn Edwards said: 'The grant of orphan drug status for AS1411 in renal cancer is a further boost to our development programme, strengthening our commercial position in an indication where the drug has shown very promising first results in clinical trials.'

Enquiries:

Glyn Edwards, CEO
Daniel Elger, Director of Communications
+44 (0)20 8799 8200
Antisoma plc

Mark Court/Lisa Baderoon/Rebecca Skye Dietrich
+44 (0)20 7466 5000
Buchanan Communications (UK enquiries)

Richard Anderson
+44 (0)20 7940 1000
De Facto Communications (ex-UK enquiries)

Except for the historical information presented, certain matters discussed in this statement are forward looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from results, performance or achievements expressed or implied by such statements. These risks and uncertainties may be associated with product discovery and development, including statements regarding the company's clinical development programmes, the expected timing of clinical trials and regulatory filings. Such statements are based on management's current expectations, but actual results may differ materially.

Notes to Editors

Orphan Drug Designation

The US Orphan Drug Act was introduced to stimulate the development of drugs that treat conditions affecting fewer than a defined number of patients by providing additional incentives to developers of such drugs. One of the most valuable of these incentives is a seven-year period of market exclusivity once the drug is approved for marketing in the US.

AS1411
AS1411 is an aptamer, an oligonucleotide that can fold into a stable, three-dimensional structure capable of interacting with a particular target protein. AS1411 binds to the protein nucleolin, which is found on the surface of cancer cells. It is then internalised and has been shown to kill cancer cells in a range of models. Promising signs of anticancer activity were reported at ASCO 2005 from a phase I clinical trial in patients with various cancers conducted at the Brown Cancer Center, Louisville, Kentucky.

Background on Antisoma
Based in London, UK, Antisoma is a biopharmaceutical company that develops novel products for the treatment of cancer. Antisoma fills its development pipeline by acquiring promising new product candidates from internationally recognised academic or cancer research institutions. Its core activity is the preclinical and clinical development of these drug candidates. In 2002, Antisoma formed a broad strategic alliance with Roche to develop and commercialise products from Antisoma's pipeline. Please visit www.antisoma.com for further information about Antisoma.

- ---END OF MESSAGE---

Close

Regulatory Announcement

Go to market news section

[♠ Free annual report] ⟁ ⎙

Company	Antisoma plc
TIDM	ASM
Headline	Holding(s) in Company
Released	14:00 15-Aug-05
Number	1006345

London, UK, 15 August 2005 - Antisoma plc was notified on 12 August
that The Goldman Sachs Group, Inc. ('GS Inc.'), no longer has a
disclosable interest in the Company's shares.

- END -

Enquiries:
Raymond Spencer
Chief Financial Officer
Antisoma plc
+44 (0)20 8799 8200

- ---END OF MESSAGE---

[Close]

Regulatory Announcement

Go to market news section

♠ Free annual report

Company	Antisoma plc
TIDM	ASM
Headline	Holding(s) in Company
Released	16:01 11-Aug-05
Number	1006020

London, UK, 11 August 2005 - Antisoma plc was notified on 10 August that The Goldman Sachs Group, Inc. ('GS Inc.'), now has a beneficial interest of 13,163,554 ordinary shares in Antisoma, representing 3.94% of Antisoma's current issued ordinary share capital.

Antisoma was notified of the following in relation to the 13,163,554 shares:

a) The interest in 13,058,554 shares arose from the interest held by Goldman, Sachs & Co. ('GS&Co.'), a direct subsidiary of GS Inc., acting as custodian, and that these shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited ('GSSN'),
b) The interest in 105,000 shares arose from the interest held by GS&Co., a direct subsidiary of GS Inc, acting as discretionary manager, and that these shares are, or will be, registered in the name of GSSN.

- END -

Enquiries:
Raymond Spencer
Chief Financial Officer
Antisoma plc
+44 (0)20 8799 8200

- ---END OF MESSAGE---

Close

Regulatory Announcement

Go to market news section

RECEIVED

[♣ Free annual report] 🔊 🖨

2005 OCT 24 A 10: 36

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Company	Antisoma plc
TIDM	ASM
Headline	Holding(s) in Company
Released	13:17 10-Aug-05
Number	1005629

London, UK, 10 August 2005 - Antisoma plc was notified on 5 August
that The Goldman Sachs Group, Inc. ('GS Inc.'), has a beneficial
interest of 13,363,554 ordinary shares in Antisoma, representing
4.02% of Antisoma's current issued ordinary share capital.

Antisoma was notified of the following in relation to the 13,363,554
shares:

a) The interest in 13,208,554 shares arose from the interest held by
Goldman, Sachs & Co. ('GS&Co.'), a direct subsidiary of GS Inc.,
acting as custodian, and that these shares are, or will be,
registered in the name of Goldman Sachs Securities (Nominees),
Limited ('GSSN'),
b) The interest in 105,000 shares arose from the interest held by
GS&Co., a direct subsidiary of GS Inc, acting as discretionary
manager, and that these shares are, or will be, registered in the
name of GSSN,
c) The interest in 50,000 shares arose from a beneficial interest
held by Goldman Sachs International, a direct subsidiary of GS Inc.

                              - END -

Enquiries:
Raymond Spencer
Chief Financial Officer
Antisoma plc
+44 (0)20 8799 8200

- ---END OF MESSAGE---

Copyright © Hugin ASA 2005. All rights reserved.

[Close]

Regulatory Announcement

Go to market news section

RECEIVED

♣ Free annual report

Company	Antisoma plc
TIDM	ASM
Headline	Antisoma releases Aptamera acquisition shares from escrow
Released	14:37 12-Jul-05
Number	1002160

2005 OCT 24 A 10: 36

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

London, UK: 12 July 2005 The ordinary shares that Antisoma (LSE:ASM) issued to effect the acquisition of Aptamera (the 'Acquisition Shares') in February 2005 have today been released from an escrow account, where they had been held as a recourse against potential claims by Antisoma arising from the acquisition. Being satisfied that no such claims are likely to arise, the Board of Antisoma has instructed the escrow agent to distribute the Acquisition Shares to their holders, who, subject to any relevant US securities restrictions, are now able to trade the shares freely.

Enquiries:

Glyn Edwards, CEO   +44 (0)20 8799 8200
Antisoma plc

Mark Court/Lisa Baderoon/Rebecca Skye Dietrich   +44 (0)20 7466 5000
Buchanan Communications   (UK enquiries)

Richard Anderson   +44 (0)20 7940 1000
De Facto Communications (ex-UK enquiries)

Except for the historical information presented, certain matters discussed in this statement are forward looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from results, performance or achievements expressed or implied by such statements. These risks and uncertainties may be associated with product discovery and development, including statements regarding the company's clinical development programmes, the expected timing of clinical trials and regulatory filings. Such statements are based on management's current expectations, but actual results may differ materially.

Acquisition of Aptamera

Antisoma completed the acquisition of Aptamera in February 2005. This added the novel anti-cancer drug AS1411 (formerly AGRO100) to Antisoma's pipeline. Data presented at the American Society of Clinical Oncology (ASCO) in May 2005 showed promising signs of anti-cancer activity, including a sustained partial response and seven cases of stable disease, in an AS1411 clinical that included 17 patients with advanced cancer at the Brown Cancer Center in Louisville, Kentucky.

Background on Antisoma

Based in London, UK, Antisoma is a biopharmaceutical company that
develops novel products for the treatment of cancer. Antisoma fills
its development pipeline by acquiring promising new product
candidates from internationally recognised academic or cancer
research institutions. Its core activity is the preclinical and
clinical development of these drug candidates. In 2002, Antisoma
formed a broad strategic alliance with Roche to develop and
commercialise products from Antisoma's pipeline. Please visit
www.Antisoma.com for further information about Antisoma.

- ---END OF MESSAGE---

Close

Regulatory Announcement

Go to market news section

RECEIVED

[♠ Free annual report] 🔲 🖨

2005 OCT 24 A 10: 36

Company	Antisoma plc
TIDM	ASM
Headline	Directors' Purchase of Shares and award of OF INTERNATIONAL Matching Shares CORPORATE FINANCE
Released	12:48 11-Jul-05
Number	1002002

Antisoma plc, London
11 July, 2005

The Company announces that on 8 July 2005, the executive Directors of the Company purchased ordinary 1p shares in the Company as follows:

	Number of shares Purchased	Total holding after purchase
Glyn Edwards	337,835	989,962
Ursula Ney	195,391	195,391
Raymond Spencer	128,143	364,083

In addition other senior employees of the Group have purchased 641,975 ordinary 1p shares in the Company. All of the shares are newly issued shares and were purchased at a share price of 18.25p per share. An application will be made for admission of these shares to the official list, following which they will rank pari-passu with other ordinary 1p shares in the Company .

The shares purchased above will qualify as 'Investment Shares' under the Executive Incentive Plan approved by shareholders in November 2003 and as set out in the Executive Incentive Plan Scheme Rules, brief details of which are contained in the Report of the Board on remuneration in the 2004 Annual Report.

Assuming all Investment Shares are retained for 5 years and that the Group meets the highest performance targets throughout then the total number of shares under the Matching Award of the Executive Incentive Plan that may be purchased by executive Directors of the Company is set out below and by other employees of the Group will be 962,961.

	Maximum number of shares Under Matching Award
Glyn Edwards	506,752
Ursula Ney	293,086
Raymond Spencer	192,214

- ---END OF MESSAGE---



Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

Regulatory Announcement

Go to market news section

 

Company	Antisoma plc
TIDM	ASM
Headline	Payment of Directors' Fees in Shares
Released	12:52 08-Jul-05
Number	1001812

London, UK, 8 July 2005 - The Chairman of the Board of Antisoma plc and two other non-executive Directors have taken part of their fees for the quarter ended 30 June 2005 in shares pursuant to resolutions of the Board of Directors dated 14 September 2004, 5 November 2004 and 5 July 2005.

The newly issued shares were issued at a price of 18.75p per share, being the mid-market closing price on the last trading day of the quarter (30 June 2005). The relevant Directors have agreed not to dispose of the shares allotted to them for a minimum period of one year.

The allotments and total holdings following these allotments are shown below.

Director	Allotted 8 July	Total holding	Percentage of issued ordinary shares
Barry Price	14,000	566,725	0.17%
Grahame Cook	19,333	293,664	0.08%
Michael Pappas	15,048	417,310	0.12%

Application will be made to the London Stock Exchange and the UK Listing Authority for the admission of the 48,381 new ordinary shares of 1p each. The total number of ordinary shares in the Company in issue and admitted to the Official List following the above allotments will be 332,795,698.

The shares when issued will rank pari passu with the Company's existing ordinary shares.

Enquiries

Raymond Spencer   +44 (0)20 8799
8200
CFO Antisoma plc

Mark Court/ Lisa Baderoon/   +44 (0)20 7466 5000
Rebecca Skye Dietrich
Buchanan Communications

Background on Antisoma
Based in London, UK, Antisoma is a biopharmaceutical company that develops novel products for the treatment of cancer. Antisoma fills its development pipeline by acquiring promising new product candidates from internationally recognised academic or cancer research institutions. Its core activity is the preclinical and clinical development of these drug candidates. In 2002, Antisoma formed a broad strategic alliance with Roche to develop and

commercialise products from Antisoma's pipeline. AS1404 is included within the Roche alliance. Please visit www.antisoma.com for further information about Antisoma.

- ---END OF MESSAGE---

Copyright © Hugin ASA 2005. All rights reserved.

Close



Please complete in typescript, or in bold black capitals.

CHWP000

288c
CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Company Number | 3248123

Company Name in full | ANTISOMA PLC

Changes of particulars form

Complete in all cases

Date of change of particulars | Day 2 2 | Month 0 9 | Year 2 0 0 5

Name | *Style / Title | MRS | *Honours etc |

Forename(s) | BIRGIT

Surname | NORINDER

† Date of Birth | Day 1 7 | Month 1 0 | Year 1 9 4 8

Change of name *(enter new name)* Forename(s) |

Surname |

Change of usual residential address ††

(enter new address) | 12 ASTELL STREET

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985

Post town | LONDON

County / Region | | Postcode | SW3 3RU

Country | UK

Other change *(please specify)* |

A serving director, secretary etc must sign the form below.

* Voluntary details.
† Directors only.
**Delete as appropriate.

Signed | [signature] | **Date** 23/9/05

(** director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Tel

DX number | DX exchange

COMPANIES HOUSE   27/09/05

Form April 2002



Companies House
---- *for the record* ----
Company Name
ANTISOMA PLC

Company Type
Public Limited Company

Company Number
3248123
Information extracted from
Companies House records on
23rd July 2005

Ref: 3248123/09/28

RECEIVED 006347/30
2005 OCT 24 A 10: 36

363s Annual Return
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in cap*--'-

Section 1: Company details

COMPANIES HOUSE   16/09/05

LD4   0405
COMPANIES HOUSE   13/09/05

Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* West Africa House Hanger Lane Ealing London W5 3QR	Address _____ _____ _____ _____ UK Postcode _ _ _ _ _ _ _
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* **Address where the Register is held** Capita Registrars Ltd. Northern House Fenay Bridge Huddersfield HD8 0LA	Address _____ _____ _____ _____ UK Postcode _ _ _ _ _ _ _
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* Not Applicable	Address _____ _____ _____ _____ UK Postcode _ _ _ _ _ _ _

> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	SIC Code Description 7487 Other business activities	SIC CODE Description

> *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for*

Section 2: Details of Officers of the Company

	Current details	Amended details
> Company Secretary *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288a.*	**Name** Raymond John SPENCER **Address** 77 West Drive Caldecote Cambridge Cambridgeshire CB3 7NY	Name _____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address _____ _____ _____ UK Postcode ⌐ ⌐ ⌐ ⌐ ⌐ ⌐ ⌐ Date of change ⌐ ⌐ / ⌐ ⌐ / ⌐ ⌐ ⌐ ⌐ Date Raymond John SPENCER ceased to be secretary (if applicable) ⌐ ⌐ / ⌐ ⌐ / ⌐ ⌐ ⌐ ⌐
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Grahame David COOK MA ACA This is a service address for the beneficiary of a Confidentiality Order. **Address** Antisoma Plc(Attn Of Co Secretary) West Africa House, Hangar Lane Ealing, London W5 3QR **Date of birth** 07/04/1958 **Nationality** British **Occupation** Banker	Name _____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address _____ _____ _____ UK Postcode ⌐ ⌐ ⌐ ⌐ ⌐ ⌐ ⌐ Date of birth ⌐ ⌐ / ⌐ ⌐ / ⌐ ⌐ ⌐ ⌐ Nationality _____ Occupation *COMPANY DIRECTOR* Date of change *17 / 8 / 2004* Date Grahame David COOK MA ACA ceased to be director (if applicable) ⌐ ⌐ / ⌐ ⌐ / ⌐ ⌐ ⌐ ⌐

Section 2: Details of Officers of the Company (continued)

	Current details	**Amended details**
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Glyn Owain EDWARDS **Address** 20 Ashley Park Maidenhead Berkshire SL6 8EZ **Date of birth** 24/06/1955 **Nationality** British **Occupation** Chief Executive Officer	Name _____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address _____ _____ _____ UK Postcode ⌐ ⌐ ⌐ ⌐ ⌐ ⌐ ⌐ Date of birth ⌐ ⌐ / ⌐ ⌐ / ⌐ ⌐ ⌐ ⌐ Nationality _____ Occupation _____ Date of change ⌐ ⌐ / ⌐ ⌐ / ⌐ ⌐ ⌐ ⌐ Date Glyn Owain EDWARDS ceased to be director (if applicable) ⌐ ⌐ / ⌐ ⌐ / ⌐ ⌐ ⌐ ⌐
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Ann Veronica HACKER **Address** Bearwood Pinemount Road Camberley Surrey GU15 2LU **Date of birth** 06/06/1951 **Nationality** British **Occupation** Director	Name _____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address _____ _____ _____ UK Postcode ⌐ ⌐ ⌐ ⌐ ⌐ ⌐ ⌐ Date of birth ⌐ ⌐ / ⌐ ⌐ / ⌐ ⌐ ⌐ ⌐ Nationality _____ Occupation _____ Date of change ⌐ ⌐ / ⌐ ⌐ / ⌐ ⌐ ⌐ ⌐ Date Ann Veronica HACKER ceased to be director (if applicable) ⌐ ⌐ / ⌐ ⌐ / ⌐ ⌐ ⌐ ⌐

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Dr Ursula Mary NEY BSC PHD MBA **Address** 4 Barkham Terrace London SE1 7PS **Date of birth** 19/01/1952 **Nationality** British **Occupation** Chief Operating Officer	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode ⌐ ⌐ ⌐ ⌐ ⌐ ⌐ ⌐ Date of birth ⌐ ⌐ / ⌐ ⌐ / ⌐ ⌐ ⌐ ⌐ Nationality Occupation Date of change ⌐ ⌐ / ⌐ ⌐ / ⌐ ⌐ ⌐ ⌐ Date Dr Ursula Mary NEY BSC PHD MBA ceased to be director (if applicable) ⌐ ⌐ / ⌐ ⌐ / ⌐ ⌐ ⌐ ⌐
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Michael George PAPPAS **Address** 1900 South Boulevard No 300 Charlotte North Carolina Usa 28203 **Date of birth** 03/10/1956 **Nationality** British **Occupation** Business Consultant	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode ⌐ ⌐ ⌐ ⌐ ⌐ ⌐ ⌐ Date of birth ⌐ ⌐ / ⌐ ⌐ / ⌐ ⌐ ⌐ ⌐ Nationality Occupation Date of change ⌐ ⌐ / ⌐ ⌐ / ⌐ ⌐ ⌐ ⌐ Date Michael George PAPPAS ceased to be director (if applicable) ⌐ ⌐ / ⌐ ⌐ / ⌐ ⌐ ⌐ ⌐

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Dr Barry John PRICE **Address** Warren Farmhouse Warren Cottages Warren Lane Cottered Buntingford Hertfordshire SG9 9QG **Date of birth** 10/07/1943 **Nationality** British **Occupation** R & D	Name _____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address _____ _____ _____ UK Postcode ⎵⎵⎵⎵ ⎵⎵⎵ Date of birth ⎵⎵/⎵⎵/⎵⎵⎵⎵ Nationality _____ Occupation _____ Date of change ⎵⎵/⎵⎵/⎵⎵⎵⎵ Date Dr Barry John PRICE ceased to be director (if applicable) ⎵⎵/⎵⎵/⎵⎵⎵⎵
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Dr Mark ROGERS **Address** 7772 Fisher Island Miami Florida Fl 33109 Usa **Date of birth** 25/10/1942 **Nationality** American **Occupation** Director	Name _____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address _____ _____ _____ UK Postcode ⎵⎵⎵⎵ ⎵⎵⎵ Date of birth ⎵⎵/⎵⎵/⎵⎵⎵⎵ Nationality _____ Occupation _____ Date of change ⎵⎵/⎵⎵/⎵⎵⎵⎵ Date Dr Mark ROGERS ceased to be director (if applicable) *08, 06, 2005*

Section 2: Details of Officers of the Company (continued)

Current details	Amended details

> Director

If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.

Particulars of a new Director must be notified on form 288a.

Name
Raymond John SPENCER

Address
77 West Drive
Caldecote
Cambridge
Cambridgeshire
CB3 7NY

Date of birth 13/09/1955

Nationality British

Occupation Director

Amended details:

Name
_____

☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.

Address
_____
_____
_____

UK Postcode ⌐ ⌐ ⌐ ⌐   ⌐ ⌐ ⌐

Date of birth ⌐ ⌐ / ⌐ ⌐ / ⌐ ⌐ ⌐ ⌐

Nationality _____

Occupation _____

Date of change ⌐ ⌐ / ⌐ ⌐ / ⌐ ⌐ ⌐ ⌐

Date Raymond John SPENCER ceased to be director (if applicable)
⌐ ⌐ / ⌐ ⌐ / ⌐ ⌐ ⌐ ⌐

> Director

If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.

Particulars of a new Director must be notified on form 288a.

Name
Birgit Agneta STATTIN NORINDER

Address
59 Bury Walk
London
SW3 6QH

Date of birth 17/10/1948

Nationality Swedish

Occupation Company Director

Amended details:

Name
_____

☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.

Address
_____
_____
_____

UK Postcode ⌐ ⌐ ⌐ ⌐   ⌐ ⌐ ⌐

Date of birth ⌐ ⌐ / ⌐ ⌐ / ⌐ ⌐ ⌐ ⌐

Nationality _____

Occupation _____

Date of change ⌐ ⌐ / ⌐ ⌐ / ⌐ ⌐ ⌐ ⌐

Date Birgit Agneta STATTIN NORINDER ceased to be director (if applicable) ⌐ ⌐ / ⌐ ⌐ / ⌐ ⌐ ⌐ ⌐

Issued share capital details

> *Please fill in the details of total share capital by class (eg. ordinary, preference etc) that has been issued to the company's shareholders.*

Class of Share

1p Ordinary Shares

Number of shares issued

334,102,823

Aggregate Nominal Value of issued shares

£33,41,028

Class of Share

Preference £1

Number of shares issued

4331683

Aggregate Nominal Value of issued shares

£4331683

Class of Share

Number of shares issued

Aggregate Nominal Value of issued shares

Class of Share

Number of shares issued

Aggregate Nominal Value of issued shares

> *Please fill in the total number of issued shares and their total nominal value.*

Number of shares issued

338,434,506

Aggregate Nominal Value of issued shares

£767,2711

List of past and present members *(Tick appropriate box)*

> *Please complete the required information on the attached schedules or in another format agreed by Companies House.*

☐ There were no changes during the period
☐ A list of changes is enclosed
☑ A full list of members is enclosed

The last full list of members was received on: 16/08/2004

> **REMEMBER:**
> **Changes** to shareholder particulars or details of shares transferred to be **completed each year**
> A full list of shareholders is required with the first and every third Annual Return thereafter
> List shareholders in alphabetical order or provide an index
> List joint shareholders consecutively

Section 4: Details of New Shareholders and Transfers (A) (ii)

> Please fill in details of any persons or corporate bodies who have become shareholders since the last annual return.

> Please fill in details of any persons or corporate bodies that have transferred shares since the last annual return.

> Please use Section 4B to give details of any persons or corporate bodies who have ceased to be shareholders since the last annual return or, in the case of a first return, since the incorporation of the company.

> Please copy this page if there is not enough space to enter all the company's current shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode ⌐ ⌐ ⌐ ⌐ ⌐ ⌐ ⌐			
Name Address UK Postcode ⌐ ⌐ ⌐ ⌐ ⌐ ⌐ ⌐			
Name Address UK Postcode ⌐ ⌐ ⌐ ⌐ ⌐ ⌐ ⌐			
Name Address UK Postcode _ _ _ _ _ _ _			

Section 4B: Details of Former Shareholders

> Please fill in details of any persons or corporate bodies who have ceased to be shareholders at the date of this return. Also, please give the dates that their shares were transferred.

> Please copy this page if there is not enough space to enter all the company's former shareholders.

Former shareholders details	Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Address UK Postcode ⌐ ⌐ ⌐ ⌐ ⌐ ⌐ ⌐		
Name Address UK Postcode ⌐ ⌐ ⌐ ⌐ ⌐ ⌐ ⌐		
Name Address UK Postcode ⌐ ⌐ ⌐ ⌐ ⌐ ⌐ ⌐		
Name Address UK Postcode ⌐ ⌐ ⌐ ⌐ ⌐ ⌐ ⌐		
Name Address UK Postcode ⌐ ⌐ ⌐ ⌐ ⌐ ⌐ ⌐		



Companies House
--— *for the record* --—

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £30.

Signature _____ Date 1 2 / 0 9 / 2 0 0 5
(Director / Secretary)

This date must not be earlier than the return date at 2 below

What to do now
Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to
16/8/2005 ⌐

If you are making this return up to an earlier date, please give the date here

␣ ␣ / ␣ ␣ / ␣ ␣ ␣ ␣

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **16th August 2006** please give the new date here:

␣ ␣ / ␣ ␣ / ␣ ␣ ␣ ␣

4. Where to send this form

☐ Please re· ··s form to:

Registrar ¬panies		For members of the Hays Document
Compani· ;e	OR	Exchange service
Crown Wa·		DX 33050 Cardiff
Cardiff CF14 3UZ		

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name

_____

Address

_____

_____

_____

Postcode ␣ ␣ ␣ ␣ ␣ ␣ ␣

Telephone number *inc code*

␣ ␣ ␣ ␣ ␣ ␣ ␣ ␣ ␣ ␣ ␣

DX number *if applicable*

␣ ␣ ␣ ␣ ␣ ␣

DX exchange

FORM ML8
CDROM/FICHE



BULK LIST OF SHAREHOLDERS OR MEMBERS FOR COMPANY NUMBER - 3248123

A BULK LIST OF SHAREHOLDERS OR MEMBERS FOR THIS COMPANY HAS BEEN LODGED BUT DOES NOT APPEAR ON THIS ANNUAL RETURN. THE LIST IS AVAILABLE ON MICROFICHE. TO OBTAIN A COPY ON MICROFICHE OR PAPER:

COMPANIES HOUSE DIRECT CUSTOMERS PHONE – 08457 573991

WEB CUSTOMERS PHONE – 0870 3333636
SEARCH ROOM CUSTOMERS – ASK AT THE COUNTER



Companies House
for the record

Please complete in typescript,
or in bold black capitals.
CHWP000

RECEIVED

2005 OCT 24 A 10: 37

...CE OF INTERNATIONAL
Terminating appointment as director or secretary
(NOT for appointment (use Form 288a) or change
of particulars (use Form 288c))

288b

Company Number 3248123

Company Name in full Antisoma plc

	Day	Month	Year
Date of termination of appointment	0 8	0 6	2 0 0 5

as director ✔   as secretary ☐   *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME

Please insert
details as
previously
notified to
Companies House.

*Style / Title Dr   *Honours etc

Forename(s) Mark

Surname Rogers

	Day	Month	Year
†Date of Birth			

* Voluntary details.
† Directors only.
** Delete as appropriate

You do not have to give any contact
information in the box opposite but
if you do, it will help Companies
House to contact you if there is a
query on the form. The contact
information that you give will be
visible to searchers of the public
record.

A serving director, secretary etc must sign the form below.

Signed _[signature]_   Date 16/8/05

(** serving director / secretary / administrator / administrative receiver / receiver manager / receiver)

Tel 0208 799 8200

DX number   DX exchange

When you have completed and signed the form please send it to the
Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
for companies registered in England and Wales   or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland   DX 235 Edinburgh
                                              or LP - 4 Edinburgh

0608
23/08/05
COMPANIES HOUSE

Form revised 10/03



Companies House
for the record

Please complete in typescript,
or in bold black capitals.

CHWP000

288a

APPOINTMENT of director or secretary
(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number | 3248123

Company Name in full | Antisoma plc

	Day	Month	Year		Day	Month	Year
Date of appointment	1 3	0 9	2 0 0 5	†Date of Birth	2 4	1 1	1 9 5 6

Appointment form

Appointment as director ✔ **as secretary** ☐

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

Notes on completion appear on reverse.

NAME *Style / Title | Mr   *Honours etc

Forename(s) | Dale J.

Surname | Boden

Previous Forename(s) | Previous Surname(s)

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

†† **Usual residential address** | 2326 Longest Ave

Post town | Louisville   Postcode | 40204

County / Region | Ky   Country | USA

†Nationality | American   †Business occupation | Businessman

†Other directorships (additional space overleaf)

I consent to act as ** director / secretary of the above named company

Consent signature | [signature]   Date | 7/15/05

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed | [signature]   Date | 26 / 9 / 05

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Tel

DX number   DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
for companies registered in England and Wales   or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland   DX 235 Edinburgh
or LP - 4 Edinburgh 2

Company Number | 3248123 |

† Directors only.

†Other directorships

NOTES
Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.
Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.



Companies House
for the record

**Please complete in typescript,
or in bold black capitals.**
CHWP000

RECEIVED

2005 OCT 24 A 10: 37

288b

Terminating appointment as director or secretary
(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number | 03248123

Company Name in full | Antisoma plc

	Day	Month	Year
Date of termination of appointment	0 8	0 6	2 0 0 5

as director ✔   as secretary ☐   *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME   *Style / Title | Dr   *Honours etc |

Please insert details as previously notified to Companies House.

Forename(s) | Mark

Surname | Rogers

	Day	Month	Year
†Date of Birth	2 5	1 0	1 9 4 2

A serving director, secretary etc must sign the form below.

* Voluntary details.
† Directors only.
** Delete as appropriate

Signed [signature]   **Date** 24 June '05

(** serving director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Tel
DX number   DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
for companies registered in England and Wales   or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland   DX 235 Edinburgh
or LP - 4 Edinburgh

0503
COMPANIES HOUSE   27/07/05

Form revised 10/03





THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000.

If you have sold or otherwise transferred all of your shares in Antisoma plc, please send this document together with the enclosed Form of Proxy at once to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee. If you have sold part only of your holding of shares you should retain these documents.

Antisoma plc

(Incorporated in England and Wales, registered no: 3248123)

Establishment of American Depositary Receipt Program and Increase in Authorised Share Capital, Authority to Allot Shares and Disapplication of Pre-emption Rights

Notice of an Extraordinary General Meeting of Antisoma to be held on 28 April 2005 at 11.00am at the offices of CMS Cameron McKenna, Mitre House, 160 Aldersgate Street, London, EC1A 4DD is set out on page 6 of this document. Enclosed is a Form of Proxy for use at the Extraordinary General Meeting which should be completed and returned to the Company's registrars, Capita Registrars, Proxy Department, PO Box 25, Beckenham, Kent, BR3 4BR as soon as possible but, in any event, so as to arrive not later than 11.00am on 26 April 2005.

Definitions
The following definitions apply throughout this document unless the context requires otherwise:

"Aptamera"	Aptamera, Inc
"Company" or "Antisoma"	Antisoma plc
"Companies Act"	The Companies Act 1985 (of the United Kingdom), as amended by the Companies Act 1989
"Directors" or "Board"	The Directors of Antisoma, whose names appear on page 2 of this document
"EGM" or "Extraordinary General Meeting"	The extraordinary general meeting of the Company convened for 28 April 2005, notice of which is set out on page 6 of this document
"Ordinary Shares"	Ordinary shares of 1 penny each in the capital of the Company
"Preference Shares"	Zero coupon convertible redeemable preference shares of £1.00 each in the capital of the Company
"Shareholders"	Holders of Ordinary Shares

Antisoma plc

(Incorporated in England and Wales under the Companies Act 1985, registered no: 3248123)

Directors:
Dr Barry Price (Non-Executive Chairman)
Mr Glyn Edwards (Chief Executive Officer)
Dr Ursula Ney (Chief Operating Officer)
Mr Raymond Spencer (Chief Financial Officer)
Mr Michael Pappas (Non-Executive Director)
Mr Grahame Cook (Non-Executive Director)
Ms Ann Hacker (Non-Executive Director)
Mrs Birgit Norinder (Non-Executive Director)
Dr Mark Rogers (Non-Executive Director)

Registered Office:
West Africa House
Hanger Lane
Ealing
London W5 3QR

4 April 2005

To the holders of Ordinary Shares and, for information only, to the holders of options over Ordinary Shares

Dear Shareholder,

1. ADR Program and Extraordinary General Meeting

Introduction
In February we completed the acquisition of Aptamera, Inc. The average mid-market closing share price during the 30 trading days before the announcement of the transaction was 15.9 pence. The average mid-market closing share price in the 30 trading days after the transaction was completed was 46 per cent higher at 23.2 pence. We have analysed the positive market reaction to the acquisition and Antisoma's situation following the deal. We draw two conclusions:

(i)   there is significant demand for Antisoma's shares in the US, and steps that increase this demand further and allow it to be satisfied would be in the long-term interests of the Company; and

(ii) strategic enhancement of our pipeline has been shown to create immediate value for shareholders, and the Board should ensure it is able to exploit future opportunities with similar value-creating potential.

Your Board has therefore made two announcements today: first, that we intend to list our shares on NASDAQ and as a first step we have commenced the process to enable dollar-denominated trading of our ordinary shares through a program of American Depositary Receipts (ADRs); and second, that we are convening an Extraordinary General Meeting of the Company to propose resolutions that will support the Board's ability to exploit new pipeline opportunities.

 2 Antisoma plc

Accessing US demand – US Listing plan and ADR program

The US is by far the largest capital market for biopharmaceutical companies. The Directors believe that exposure to this market can generate higher valuations through increased demand for stock, reducing a company's cost of capital. Greater US exposure has the potential to reduce the 'valuation gap' typically observed between US and European biopharmaceutical companies at similar stages of development. When the Company's situation and market conditions allow, the Directors intend to list ADRs representing Antisoma's shares on NASDAQ in order to provide liquidity and attract more American investors. As a first step, the Board plans to add to the appeal of the stock by enabling dollar-denominated trading through a Level I ADR program. Attractiveness will be enhanced by establishing the ADRs so that they represent a multiple of Ordinary Shares. The resulting dollar price for the ADRs would then be more familiar to US investors. The ADR program will also provide improved trading options for Antisoma's existing US investors and should raise the Company's profile among US biotech equity analysts. Steps towards the ADR program and eventual listing do not require shareholder approval, so there are no resolutions on this matter to be considered at the EGM.

Exploiting new pipeline opportunities – EGM resolutions

The acquisition of Aptamera depended on our ability to issue Ordinary Shares to Aptamera's shareholders. Following this transaction, the Directors cannot now make another acquisition of a similar size using Ordinary Shares as consideration without first increasing the authorised share capital and renewing the relevant authority from Shareholders to issue those shares. While there is no imminent transaction, the Directors believe that it is in Shareholders' interests that the Company has the ability to pursue any new opportunity in the future. We are therefore seeking approval to increase Antisoma's authorised share capital (Resolution 1) and to authorise the Directors to allot these new shares (Resolution 2). Together, these resolutions will allow the Directors to issue up to 159,915,800 Ordinary Shares as consideration for a further acquisition or other corporate transaction.

The current development plans for Antisoma's products are fully funded, so we have no immediate need to raise further cash. However, in order to exploit further opportunities that we may identify to enhance our pipeline we need the ability to access capital markets for additional funds. Interest already seen from US institutions suggests that American investors could play a significant part in any future fundraising. We have outlined above our plans to further increase Antisoma's attractiveness to these investors through moves towards a US listing. We also propose through our EGM to enable future share offerings to be structured in a manner that would favour US participation. American investors are accustomed to share offerings that are structured so that they can be executed immediately when the required level of funding is reached, without further recourse to shareholders and the resulting uncertainties regarding price or share allocation. We are therefore seeking authority to place up to 20 per cent of the current issued number of shares (Resolution 3) to ensure that we could raise sufficient funds to seize new product opportunities regardless of whether demand comes from the US or elsewhere.

Summary

Antisoma intends to list its shares on NASDAQ. As an interim step, the Company will establish a Level 1 program of ADRs to enable dollar-denominated trading of its equity. The Directors also propose to enhance their ability to add value to Antisoma's pipeline by gaining the authority to issue shares for a further acquisition or corporate transaction and to issue shares for cash to support any new opportunities that may arise.

2. Explanation of Resolutions

It is a requirement of the Companies Act that (i) the Directors must be authorised, either by means of an ordinary resolution of Shareholders or appropriate provisions in the Company's Articles of Association, to allot shares in the Company and (ii) if the Directors wish to allot shares for cash without first offering them to existing Shareholders pro rata to their existing holdings, the statutory pre-emption rights under the Companies Act must be disapplied either by special resolution or by appropriate provisions in the Company's Articles of Association.

The Directors were granted authority (granted by special resolution at the last Annual General Meeting on 23 November 2004) to allot shares in the Company up to an aggregate amount of £886,920. This authority will expire on the date of the next Annual General Meeting of the Company (which is likely to be on or around 22 November 2005). The Directors were also granted power at the last Annual General Meeting to allot shares for cash without regard to statutory pre-emption rights but this disapplication was effectively limited to ten per cent of the Company's then issued share capital (i.e. 26,607,500 Ordinary Shares) and will also expire at the next Annual General Meeting.

In connection with the acquisition of Aptamera in February 2005, the Directors, acting under the authority granted to them at the last Annual General Meeting, allotted shares with an aggregate nominal value of £665,001. Therefore, currently the Directors have authority to allot further shares only up to the value of £221,919. The Directors feel that this does not give them sufficient flexibility to allot shares for the purposes detailed in section 1.

It is therefore proposed that further resolutions be proposed at the EGM to increase the authorised share capital and confer a fresh authority and power in respect of the allotment of shares as follows:

(a) Resolution 1 to be proposed at the EGM is an ordinary resolution to increase the authorised share capital from £8,806,565 to £9,926,631. It is therefore proposed to create an additional 112,006,600 Ordinary Shares (representing a 29 per cent increase in the number of authorised Ordinary Shares). The authorised but unissued share capital is equivalent to such number of shares being equivalent to one third of the current issued share capital plus an additional amount of shares to allow for the possible exercise of all outstanding options granted to Company employees and the possible conversion of the issued Preference Shares;

(b) Resolution 2 to be proposed at the EGM is an ordinary resolution and contains a fresh general authority for the Directors to allot the whole of the authorised but unissued ordinary share capital of the Company as increased by Resolution 1 (i.e. 159,915,800 Ordinary Shares which represents 48 per cent of the total Ordinary Share capital in issue as at the date of this document). The authority is expressed to expire at the conclusion of the Annual General Meeting of the Company to be held in the year 2006. As at the date of this document the Company holds no treasury shares; and

(c) Resolution 3 to be proposed at the EGM is a special resolution which will empower the Directors to issue equity securities for cash without regard to statutory pre-emption rights (i) in respect of the whole of the aggregate outstanding authority to allot shares referred to above (being 159,915,800 Ordinary Shares) in order to provide flexibility in the making of pre-emptive issues to existing Shareholders to deal with any legal and practical problems that may arise in respect of overseas shareholders and fractional entitlements to shares and (ii) other than to existing shareholders in proportion to their holdings, up to an amount of approximately 20 per cent of the issued ordinary share capital of the Company as at the date of this document. This power is expressed to expire at the conclusion of the Annual General Meeting to be held in the year 2006 and is sought in order to provide the Directors with flexibility in order to raise finance for the Company as opportunities arise as referred to above.



3. Action to be taken

A Form of Proxy for use at the EGM is enclosed. This is only for use by Shareholders who appear on the Company's Register of Members. Whether or not you intend to be present at the EGM, you are requested to complete and sign the Form of Proxy in accordance with the instructions on it and return it to the Company's registrars, Capita Registrars, Proxy Department, PO Box 25, Beckenham, Kent, BR3 4BR as soon as possible and, in any event, so as to be received not later than 11.00am on 26 April 2005. By completing and returning the Form of Proxy, you will not be precluded from attending and voting in person at the EGM, should you so wish.

Shareholders who acquired their interest in shares through the book entry systems of Intersettle and/or Euroclear and/or Cedel at or following the listing of Antisoma shares on NASDAQ Europe (formely EASDAQ) on 17 December 1998 must make appropriate arrangements through Euroclear or Cedel in order to exercise the votes attached to the underlying shares in the Company in which they are interested.

4. Recommendation

The Directors consider that passing the resolutions to increase the authorised share capital, grant authority to allot shares and disapply pre-emption rights are all in the best interests of the Shareholders as a whole and recommend that Shareholders vote in favour of each resolution as they or persons connected with them intend to do in respect of their holdings of 8,720,862 Ordinary Shares amounting to approximately 2.6 per cent of the issued share capital of the Company.

Signed

Barry J Price
Chairman

If you would like to speak to any member of the Board, please contact Margherita Lupi in the first instance at margherita.lupi@antisoma.com or by phone on +44 20 8799 8200.

Antisoma plc

Notice of Extraordinary General Meeting

NOTICE is hereby given that an EXTRAORDINARY GENERAL MEETING of the Company will be held at the offices of CMS Cameron McKenna, Mitre House, 160 Aldersgate Street, London, EC1A 4DD on Thursday 28 April 2005 at 11.00am for the purpose of considering and, if thought fit, passing the following resolutions of which Resolutions 1 and 2 will be proposed as ordinary resolutions and Resolution 3 will be proposed as a special resolution:

Ordinary resolutions

1   THAT the authorised share capital of the Company be increased from £8,806,565 to £9,926,631 by the creation of 112,006,600 additional ordinary shares of one penny each to rank pari passu in all respects from their date of allotment with the existing ordinary shares of one penny each of the Company.

2   THAT, subject to the passing of Resolution 1, the Directors be and they are hereby generally and unconditionally authorised to exercise all the powers of the Company to allot relevant securities (within the meaning of section 80 of the Companies Act 1985 (the "Act") up to an aggregate nominal amount of £1,599,158 provided that this authority shall (unless renewed, varied or revoked by the Company) expire on the conclusion of the Annual General Meeting of the Company held in 2006, save that the Company may before such expiry or the expiry of any renewal of such authority make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired and this authority shall be in substitution for all existing authorities conferred on the Directors for the purposes of section 80 of the Act.

Special resolution

3   THAT, subject to the passing of Resolutions 1 and 2, the Directors be and they are hereby empowered pursuant to section 95 of the Companies Act 1985 (the "Act") to allot equity securities (as defined in section 94(2) of the Act) for cash pursuant to the authority to allot relevant securities conferred on them for the purposes of section 80 of the Act by Resolution 2 above as if the provisions of section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited:

(i)   to the allotment of equity securities in connection with an issue in favour of holders of Ordinary Shares (whether by way of a rights issue, open offer or otherwise) where the equity securities respectively attributable to the interests of such holders of Ordinary Shares on a fixed record date are proportionate (as nearly as may be) to the respective numbers of shares held by them but subject to such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with any legal or practical problem under the laws of any overseas territory or the requirements of any regulatory body or any stock exchange in any territory or in relation to fractional entitlements; and

(ii)   to the allotment (otherwise than pursuant to paragraph (i)) of equity securities having a nominal amount in the case of relevant shares, or in the case of other equity securities, giving the right to subscribe for or convert into relevant shares having a nominal amount not exceeding in aggregate the sum of £665,495; and shall (unless renewed, varied or revoked by the Company) expire on the conclusion of the Annual General Meeting of the Company held in 2006, save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offer or agreement as if this power had not expired. This power shall be in substitution for any and all powers previously conferred on the Directors for the purposes of section 89 of the Act.

Registered Office: By Order of the Board
West Africa House   R.J. Spencer
Hanger Lane   Secretary
Ealing   4 April 2005
London W5 3QR



Notes

1. A member of the Company entitled to attend and vote at the Extraordinary General Meeting may appoint one or more proxies to attend and, on a poll, vote on his behalf. A proxy need not be a member of the Company.

2. A Form of Proxy is enclosed with this notice. Completion and return of the Form of Proxy will not preclude shareholders from attending and voting in person at the Meeting.

3. To be effective, the instrument appointing a proxy and any authority under which it is executed (or a notarially certified copy of such authority) must be deposited with Capita Registrars, Proxy Department, PO Box 25, Beckenham, Kent, BR3 4BR not less than 48 hours before the time for holding the Meeting.

4. The Form of Proxy enclosed is only for use by shareholders who appear in the Company's Register of Members. Persons who acquired their interest in shares through the book entry systems of Intersettle and/or Euroclear and/or Clearstream at or following the listing of Antisoma shares on NASDAQ Europe (formerly EASDAQ) must make appropriate arrangements through their nominee in order to exercise the votes attached to the underlying shares in the Company in which they are interested.



Notice of Annual General Meeting

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about the action to be taken, you should immediately consult your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000.

If you have sold or transferred all of your shares in Antisoma plc please pass this letter and the accompanying Annual Report and Accounts and form of proxy to the person through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Antisoma plc
(Incorporated in England and Wales under the
Companies Act 1985; registered no.: 3248123)

Registered office:
West Africa House
Hanger Lane
Ealing
London W5 3QR

30 September 2004

To the holders of ordinary shares

Dear Shareholder

Annual General Meeting

You will have received with this letter a copy of the Company's Annual Report and
Accounts for the year ended 30 June 2004. At the back of this letter you will find a
Notice of the Annual General Meeting (the 'AGM') to be held at 2.00pm on 23
November 2004. The Notice sets out various resolutions that will be put to the
meeting as follows:

Ordinary Business
- to receive the Financial Statements for the year ended 30 June 2004 together with
  the directors' report and independent auditors' report;
- to receive the report of the Board on directors' remuneration for the year ended 30
  June 2004;
- to re-appoint Glyn Edwards, who retires by rotation, as a director*;
- to re-appoint Raymond Spencer, who retires by rotation, as a director*;
- to confirm the appointment of Birgit Norinder, who was appointed by the Board
  on 9 December 2003, as an additional director*;
- to confirm the appointment of Ursula Ney, who was appointed by the Board on 23
  February 2004, as an additional director*;
- to re-appoint PricewaterhouseCoopers LLP as the Company's auditors and give
  the directors authority to fix their remuneration;

Special Business
- to authorise the directors to allot shares; and
- to disapply statutory pre-emption rights on the allotment of shares.

*Note: shareholders are referred to pages 10 & 11 of the accompanying Annual
Report and Accounts, which contain brief biographical details of all the directors.

A proxy form in respect of the AGM is also enclosed for your use.

Set out below are further information and explanations concerning resolution 8 and 9.

Resolution 8: Authority to allot shares

It is a requirement of English company law that the directors must be authorised from time to time, either by means of an ordinary resolution of shareholders or by appropriate provisions in the Company's Articles of Association, to allot shares in the Company. The existing authorities to allot shares will expire on 30 November 2004 and it is proposed that a new authority to replace the existing authorities in their entirety should be proposed at the Annual General Meeting. Resolution 8, therefore, is an ordinary resolution which will authorise the directors, during the period of 15 months after the passing of the resolution or, if earlier, until the 2005 Annual General Meeting, to allot shares up to a maximum aggregate nominal amount of £886,920 being 88,692,000 ordinary shares of 1 penny each which represents approximately 33% of the issued ordinary share capital of the Company.

Resolution 9: Disapplication of pre-emption rights

It is also a requirement of English company law that if the directors wish to allot shares for cash without first offering them to existing shareholders, the statutory pre-emption rights which exist under English law must be disapplied either by special resolution or by appropriate provisions in the Company's Articles of Association. The disapplication of statutory pre-emption rights which was given at the last Annual General Meeting on 9 December 2003 is due to expire at the end of the forthcoming Annual General Meeting. It is proposed that a new resolution disapplying pre-emption rights should be proposed at the forthcoming Annual General Meeting. Resolution 9 therefore is a special resolution which will empower the directors, during the period of 15 months after the passing of the resolution or, if earlier, until the 2005 Annual General Meeting to issue equity securities for cash without regard to statutory pre-emption rights (i) in respect of the whole of the aggregate outstanding authority to allot shares referred to above in order to provide flexibility in the making of pre-emptive issues to deal with any legal and practical problems that may arise in respect of overseas shareholders and fractional entitlements to shares and (ii) other than to existing shareholders in proportion to their holdings, up to an amount of approximately 10% of the issued ordinary share capital of the Company. This power is sought in order to provide the directors with flexibility in order to raise finance for the Company as opportunities arise.

Recommendation
Your directors believe that the resolutions set out in the Notice of Annual General Meeting are in the best interests of the Company and recommend you to vote in favour of such resolutions as they or persons connected to them propose to do in respect of their own holdings of ordinary shares (representing approximately 0.77% of the issued ordinary share capital).

Yours faithfully

Dr B J Price
Chairman
Antisoma plc

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the next Annual General Meeting of the Company will be held at 2.00pm on 23 November 2004 at Mitre House, 160 Aldersgate Street, London EC1A 4DD for the following purposes:

1.To receive the audited financial statements of the Company for the year ended 30 June 2004 together with the directors' report and the independent auditors' report on those financial statements.

2. To receive the report of the Board on directors' remuneration for the year ended 30 June 2004.

3. To re-appoint Glyn Edwards, retiring by rotation as a director of the Company in accordance with regulation 111 of the Company's Articles of Association.

4. To re-appoint Raymond Spencer, retiring by rotation as a director of the Company in accordance with regulation 111 of the Company's Articles of Association.

5. To appoint Birgit Norinder as a director of the Company, having been appointed by the Board on 9 December 2003 in accordance with regulation 89 of the Company's Articles of Association.

6. To appoint Ursula Ney as a director of the Company, having been appointed by the Board on 23 February 2004 in accordance with regulation 89 of the Company's Articles of Association.

7. To re-appoint PricewaterhouseCoopers LLP as the auditors of the Company to hold office from the conclusion of this meeting until the conclusion of the next general meeting of the Company at which audited financial statements are laid and to authorise the directors to fix their remuneration.

Special business

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

8.THAT the directors be and they are hereby generally and unconditionally authorised to exercise all the powers of the Company to allot relevant securities (within the meaning of section 80 of the Companies Act 1985 (the 'Act')) up to an aggregate nominal amount of £886,920 provided that this authority shall (unless renewed, varied or revoked by the Company) expire on the date being 15 months from the passing of this resolution or, if earlier, at the conclusion of the Annual General Meeting of the Company next held following the passing of this resolution, save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors may allot relevant securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired and this authority shall be in substitution for all existing authorities conferred on the directors for the purposes of section 80 of the Act.

To consider and if thought fit, pass the following resolution as a special resolution:

9. THAT the directors be and they are hereby empowered pursuant to section 95 of the Companies Act 1985 (the 'Act') to allot equity securities (as defined in section 94 (2) of the Act) for cash pursuant to the authority to allot relevant securities conferred on them for the purposes of section 80 of the Act by Resolution 8 above as if the provisions of section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited:

(i) to the allotment of equity securities in connection with an issue in favour of holders of ordinary shares (whether by way of a rights issue, open offer or otherwise) where the equity securities respectively attributable to the interests of such holders of ordinary shares on a fixed record date are proportionate (as nearly as may be) to the respective numbers of shares held by them but subject to such exclusions or other arrangements as the directors may deem necessary or expedient to deal with any legal or practical problems under the laws of any overseas territory or the requirements of any regulatory body or any stock exchange in any territory or in relation to fractional entitlements; and

(ii) to the allotment (otherwise than pursuant to paragraph (i)) of equity securities having a nominal amount in the case of relevant shares, or in the case of other equity securities, giving the right to subscribe for or convert into relevant shares having a nominal amount not exceeding in aggregate the sum of £266,075;

and shall (unless renewed, varied or revoked by the Company) expire on the date being 15 months from the passing of this resolution or, if earlier, at the conclusion of the Annual General Meeting of the Company next held following the passing of this resolution, save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the directors may allot equity securities in pursuance of such offer or agreement as if this power had not expired. This power shall be in substitution for any and all powers previously conferred on the directors for the purposes of section 89 of the Act.

29 September 2004
By order of the Board

Registered office:

West Africa House
Hanger Lane
Ealing
London
W5 3QR

Raymond Spencer
Company Secretary

Notes

A member entitled to attend and vote at the Annual General Meeting is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a member of the Company.

To be effective, the instrument appointing a proxy and any authority under which it is executed (or a notarially certified copy of such authority) must be deposited with Capita Registrars, Northern House, Woodsome Park, Fenay Bridge, Huddersfield, HD8 OJQ not less than 48 hours before the time for holding the meeting.

A Form of Proxy is enclosed with this notice. Completion and return of the Form of Proxy will not preclude shareholders from attending and voting in person at the meeting.

Copies of all directors' service contracts or, in the case of non-executive directors, letters of appointment, will be available for inspection at West Africa House, Hanger Lane, Ealing, London W5 3QR, the Registered Office of the Company during normal business hours on any week day (Saturdays, Sundays and public holidays excluded) from the date of this notice to the date of the meeting and at Mitre House, 160 Aldersgate Street, London EC1A 4DD for at least 15 minutes prior to and during the meeting.

The register of directors' interests maintained by the Company under section 325 Companies Act 1985 shall be produced at the commencement of the meeting and remain open and accessible during the continuance of the meeting to any person attending the meeting.

The Form of Proxy enclosed is only for use by shareholders who appear in the Company's Register of Members. Persons who acquired their interest in shares through the book entry systems of Intersettle and/or Euroclear and/or Clearstream at or following the listing of Antisoma shares on EASDAQ must make appropriate arrangements through their nominee in order to exercise the votes attached to the underlying shares in the Company in which they are interested.

Antisoma plc

(registered in England and Wales with company number 3248123)



NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an EXTRAORDINARY GENERAL MEETING of Antisoma plc (the "Company") will be held at the offices of CMS Cameron McKenna, Mitre House, 160 Aldersgate Street, London EC1A 4DD on 18 December 2003 at 10.00 a.m. for the purpose of considering and, if thought fit, passing the following resolutions which will be proposed, as special resolutions.

Special Resolutions

1. THAT subject to the new ordinary shares of 1 penny each in the capital of the Company to be issued pursuant to the Placing and Open Offer (as defined and on the basis set out in the prospectus to shareholders of the Company dated 25 November 2003 of which this notice of general meeting forms part) being admitted to the Official List of the UK Listing Authority and being admitted to trading on the market for listed securities of the London Stock Exchange and each such form of admission becoming effective:

    (a) the authorised share capital of the Company be increased from £7,994,300 to £8,374,410 by the creation of 38,011,000 additional ordinary shares of 1 penny each to rank *pari passu* in all respects from their date of allotment with the existing ordinary shares of 1 penny each in the capital of the Company;

    (b) the Directors be and they are hereby generally and unconditionally authorised pursuant to section 80 of the Companies Act 1985 (the "Act") to exercise all the powers of the Company to allot relevant securities (as defined in section 80(2) of the Act) up to an aggregate nominal amount of £380,110 pursuant to or in connection with the Placing and Open Offer (as defined and described as set out above) provided that this authority shall expire (unless renewed, varied or revoked by the Company in general meeting) on the date being 15 months from the date of this resolution or, if earlier, on the conclusion of the next annual general meeting of the Company to be held after the annual general meeting of the Company convened for 9 December 2003, save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such offer or agreement as if this authority had not expired and provided further that this authority shall be in addition, and without prejudice, to any other authorities in force to allot relevant securities conferred on the Directors; and

    (c) the Directors be and they are hereby empowered pursuant to section 95 of the Act to allot equity securities (as defined in section 94(2) of the Act) for cash pursuant to the general authority to allot relevant securities conferred on them for the purposes of section 80 of the Act by paragraph (b) above as if the provisions of section 89(1) of the Act did not apply to any such allotment subject to the terms of the following restrictions and provisions:

        (i) that this power be limited to the allotment of equity securities up to an aggregate nominal amount of £380,110 pursuant to the Placing and Open Offer (as defined in the Prospectus); and

        (ii) that this power shall (unless renewed, varied or revoked by the Company) expire on the date being 15 months from the passing of this resolution or, if earlier, on the conclusion of the next annual general meeting of the Company to be held after the annual general meeting of the Company convened for 9 December 2003, save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offer or agreement as if this power had not expired.

2. THAT subject to Resolution 1 being passed and becoming unconditional:

    (a) the authorised share capital of the Company be increased from £8,374,410 to £8,806,565 by the creation of 43,215,500 additional ordinary shares of 1 penny each to rank *pari passu* in all respects from their date of allotment with the existing ordinary shares of 1 penny each in the capital of the Company.

(b)   the Directors be and they are hereby generally and unconditionally authorised pursuant to section 80 of the Companies Act 1985 to exercise all the powers of the Company to allot relevant securities (as defined in section 80(2) of the Act) up to an aggregate nominal amount of £317,890 provided that this authority shall expire (unless renewed, varied or revoked by the Company in general meeting) on 30 November 2004, save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such offer or agreement as if this authority had not expired and provided further that this authority shall be in addition, and without prejudice, to any other authorities in force to allot relevant securities conferred on the Directors; and

(c)   the Directors be and they are hereby empowered pursuant to section 95 of the Act to allot equity securities (as defined in section 94(2) of the Act) for cash pursuant to the general authority to allot relevant securities conferred on them for the purposes of section 80 of the Act by paragraph (b) above as if the provisions of section 89(1) of the Act did not apply to any such allotment provided that this power be limited:

        (i)   to the allotment of equity securities in connection with the issue in favour of holders of ordinary shares (whether by way of a rights issue, open offer or otherwise) where the equity securities respectively attributable to the interests of such holders of ordinary shares on a fixed record date are proportionate (as nearly as may be) to the respective numbers of shares held by them but subject to such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with any legal or practical problems under the laws of any overseas territory or the requirements of any regulatory body or any stock exchange in any territory or in relation to fractional entitlements; and

        (ii)   to the allotment (otherwise than pursuant to paragraph (c)(i)) of equity securities having a nominal amount in the case of relevant shares or, in the case of other equity securities, giving the right to subscribe for or convert into relevant shares having a nominal amount not exceeding in aggregate the sum of £38,000,

and this power shall (unless renewed, varied or revoked by the Company) expire on the date being 15 months from the passing of this resolution or, if earlier, on the conclusion of the next Annual General Meeting of the Company to be held after the Annual General Meeting of the Company convened for 9 December 2003, save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offer or agreement as if this power had not expired.

Notes:

1.   A shareholder entitled to attend and vote at the meeting may appoint one or more proxies to attend and, on a poll, vote on his behalf. A proxy need not be a shareholder of the Company.

2.   Completion and return of a form of proxy will not preclude a shareholder from attending and voting at the meeting should he/she wish. A form of proxy accompanies this document for use by shareholders.

3.   To be effective, the form of proxy and power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power of attorney or authority must be deposited at the offices of the Company's registrars Capita Registrars, Northern House, Woodsome Park, Fenay Bridge, Huddersfield HD8 0LA by 10.00 a.m. on 16 December 2003.

4.   As permitted by Regulation 41 of the Uncertified Securities Regulations 2001, only those shareholders who are registered on the Company's register of members at 10.00 a.m. on 16 December 2003 shall be entitled to attend the Extraordinary General meeting and to vote in respect of the number of ordinary shares registered in their names at that time. Changes to entries on the register of members after 10.00 a.m. on 16 December 2003 shall be disregarded in determining the rights of any person to attend and/or vote at the Extraordinary General Meeting.





Notice of Annual General Meeting

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION
If you are in any doubt about the action to be taken, you should immediately consult your Stockbroker, Bank Manager, Solicitor, Accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000.

If you have sold or transferred all of your shares in Antisoma plc please pass this letter and the accompanying Annual Report and Accounts and form of proxy to the person through whom the sale or transfer was effected for transmission to the purchaser or transferee.



Antisoma plc
(Incorporated in England and Wales under the
Companies Act 1985; registered no.: 3248123)

Registered office:
West Africa House
Hanger Lane
Ealing
London W5 3QR

30 September 2003

To the holders of ordinary shares

Dear Shareholder

Annual General Meeting
You will have received with this letter a copy of the Company's Annual Report and Accounts for the year ended
30 June 2003. At the back of this letter you will find a Notice of the Annual General Meeting (the 'AGM') to be held at
11.00 am on 9 December 2003. The Notice sets out various resolutions that will be put to the meeting as follows:

Ordinary business
• to receive the Financial Statements for the year ended 30 June 2003 together with the Directors' report and
  independent auditors' report;
• to receive the report of the Board on Directors' remuneration for the year ended 30 June 2003;
• to re-appoint Barry Price who retires by rotation, as a Director*;
• to re-appoint PricewaterhouseCoopers LLP as the Company's auditors and give the Directors authority
  to fix their remuneration;

Special business
• to adopt the Antisoma Executive Incentive Plan; and
• to disapply pre-emption rights on the allotment of shares.

*Note: shareholders are referred to page 12 of the accompanying Annual Report and Accounts which contains brief biographical details of all the
Directors, including Barry Price. In accordance with the articles of association of Antisoma, it is James Coombes' intention to retire by rotation at
the AGM but he will not be offering himself for re-election.

A proxy form in respect of the AGM is also enclosed for your use.

Set out below are further information and explanations concerning resolutions 4 and, as special business to be
transacted at the AGM, resolutions 5 and 6.

Resolution 4: Reappointment of PricewaterhouseCoopers LLP as auditors of the Company
Following the conversion of PricewaterhouseCoopers to a Limited Liability Partnership (LLP) from 1 January 2003,
PricewaterhouseCoopers resigned as auditors, and the Directors appointed PricewaterhouseCoopers LLP to fill
the casual vacancy created by the resignation. Resolution 4 is proposed to approve the re-appointment of
PricewaterhouseCoopers LLP as the Company's auditors. Special notice has been received of the intention to
propose resolution 4 as an ordinary resolution.

Resolution 5: Approval of the new Executive Incentive Plan

In the past year, the Remuneration Committee has reviewed the effectiveness of its strategy for long-term incentives and has concluded that the current Antisoma Company Share Option Plan, which is the sole form of long-term incentive, does not in itself effectively link reward to performance. We consider that share options still have an important role to play in that they do focus senior executives' attention on increasing share price, are easily understood, are tax efficient at lower levels and remain very popular in the biotech sector. However, we recognise their drawbacks and, in particular, that to align the management's interests with those of the shareholders, senior executives should be encouraged to own Antisoma shares. Our conclusion was that the Company should adopt the proposed Antisoma Executive Incentive Plan.

A detailed summary of the principal features of the Antisoma Executive Incentive Plan appears on pages 6 to 8. Resolution 5 will be proposed to give shareholder approval to implement this plan.

Resolution 6: Disapplication of pre-emption rights

It is a requirement of English company law that (i) the Directors must be authorised from time to time, either by means of an ordinary resolution of shareholders or by appropriate provisions in the Company's Articles of Association, to allot shares in the Company and (ii) if the Directors wish to allot shares for cash without first offering them to existing shareholders, the statutory pre-emption rights which exist under English law must be disapplied either by special resolution or by appropriate provisions in the Company's Articles of Association. Appropriate authorities to allot shares were given at an Extraordinary General Meeting of the Company on 30 November 1999 as supplemented at an Extraordinary General Meeting of the Company on 18 March 2002 and these authorities will not expire until 30 November 2004. The disapplication of statutory pre-emption rights which was given at the last Annual General Meeting on 20 November 2002 is, however, due to expire at the end of the forthcoming Annual General Meeting. It is proposed that a further resolution disapplying pre-emption rights should be proposed at the forthcoming Annual General Meeting. Resolution 6 therefore is a special resolution which will empower the Directors, during the period of 15 months after the passing of the resolution or, if earlier, until the 2004 Annual General Meeting to issue equity securities for cash without regard to statutory pre-emption rights (i) in respect of the whole of the aggregate outstanding authority to allot shares referred to above (which exists in respect of approximately 56,902,960 ordinary shares representing approximately 25% of the issued ordinary share capital), in order to provide flexibility in the making of pre-emptive issues to deal with any legal and practical problems that may arise in respect of overseas shareholders and fractional entitlements to shares and (ii) other than to existing shareholders in proportion to their holdings up to an amount of approximately 10% of the issued ordinary share capital of the Company. This power is sought in order to provide the Directors with flexibility in order to raise finance for the Company as opportunities arise.

Recommendation

Your Directors believe that the resolutions set out in the Notice of Annual General Meeting are in the best interests of the Company and recommend you to vote in favour of such resolutions.

Yours faithfully

Dr B J Price
Chairman
Antisoma plc

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the next Annual General Meeting of the Company will be held at 11.00 am on 9 December 2003 at Mitre House, 160 Aldersgate Street, London EC1A 4DD for the following purposes:

1. To receive the audited financial statements of the Company for the year ended 30 June 2003 together with the Directors' report and the independent auditors' report on those financial statements.

2. To receive the report of the Board on Directors' remuneration for the year ended 30 June 2003.

3. To re-appoint Barry Price, retiring by rotation as a Director of the Company in accordance with regulation 111 of the Company's Articles of Association.

4. To re-appoint PricewaterhouseCoopers LLP as the auditors of the Company (having previously been appointed by the Board to fill the casual vacancy arising by reason of the resignation of PricewaterhouseCoopers), to hold office from the conclusion of this meeting until the conclusion of the next general meeting of the Company at which audited financial statements are laid and to authorise the Directors to fix their remuneration.

Special business
To consider and, if thought fit, pass the following resolution as an ordinary resolution:

5. THAT the rules of the Antisoma Executive Incentive Plan presented to the meeting and signed by the Chairman for the purposes of identification, the main features of which are summarised on pages 6 to 8 of this circular be and are hereby approved and that the Directors be and are hereby authorised to establish such further plans for the benefit of employees based outside of the UK, based on this plan, but modified to take account of local tax, exchange control or securities laws outside the UK, provided that any shares issued under such further plans are treated as counting against the relevant individual or overall dilution limits in the Antisoma Executive Incentive Plan.

To consider and, if thought fit, pass the following resolution as a special resolution:

6. THAT the Directors be and they are hereby empowered pursuant to section 95 of the Companies Act 1985 (the 'Act') to allot equity securities (as defined in section 94(2) of the Act) for cash pursuant to the authorities to allot relevant securities conferred by paragraph F of the special resolution passed by shareholders on 30 November 1999 and paragraph (b) of special resolution no. 2 passed by the shareholders on 18 March 2002 as if the provisions of section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited:

   (i) to the allotment of equity securities in connection with an issue in favour of holders of ordinary shares (whether by way of a rights issue, open offer or otherwise) where the equity securities respectively attributable to the interests of such holders of ordinary shares on a fixed record date are proportionate (as nearly as may be) to the respective numbers of shares held by them but subject to such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with any legal or practical problems under the laws of any overseas territory or the requirements of any regulatory body or any stock exchange in any territory or in relation to fractional entitlements; and

   (ii) to the allotment (otherwise than pursuant to paragraph (i)) of equity securities having a nominal amount in the case of relevant shares, or in the case of other equity securities, giving the right to subscribe for or convert into relevant shares having a nominal amount not exceeding in aggregate the sum of £228,065;

   and shall (unless renewed, varied or revoked by the Company) expire on the date being 15 months from the passing of this resolution or, if earlier, at the conclusion of the Annual General Meeting of the Company next held following the passing of this resolution, save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offer or agreement as if this power had not expired. This power shall be in addition to any and all powers previously conferred on the Directors for the purposes of section 89.

29 September 2003
By order of the Board

Raymond Spencer (signature)

Raymond Spencer
Company Secretary

Registered office:
West Africa House
Hanger Lane
Ealing
London
W5 3QR

Notes

1. A member entitled to attend and vote at the Annual General Meeting is entitled to appoint one or more proxies to attend and vote on his, or her behalf. A proxy need not be a member of the Company.

2. To be effective, the instrument appointing a proxy and any authority under which it is executed (or a notarially certified copy of such authority) must, if not in electronic form, be deposited with Northern Registrars Ltd, Northern House, Woodsome Park, Fenay Bridge, Huddersfield HD8 OLA or in each case not less than 48 hours before the time for holding the meeting. There is now an electronic facility for shareholders to record their proxy vote. If you would like to submit your form in this way, please go to www.northernregistrars.co.uk and choose the Shareholder Services pages. You will be asked to enter your unique reference number, card ID and password from the proxy card sent to you, before you can log your vote. A Form of Proxy is enclosed with this notice. Completion and return of the Form of Proxy will not preclude shareholders from attending and voting in person at the meeting.

3. Copies of all Directors' service contracts or, where any such contract is not reduced to writing, a memorandum of the terms thereof, will be available for inspection at West Africa House, Hanger Lane, Ealing, London W5 3QR, the registered office of the Company during normal business hours on any week day (Saturdays and public holidays excluded) from the date of this notice to the date of the meeting and at Mitre House, 160 Aldersgate Street, London EC1A 4DD for at least 15 minutes prior to and at the meeting.

4. The register of Directors' interests maintained by the Company under section 325 Companies Act 1985 shall be produced at the commencement of the meeting and remain open and accessible during the continuance of the meeting to any person attending the meeting.

5. The Form of Proxy enclosed is only for use by shareholders who appear in the Company's Register of Members. Persons who acquired their interest in shares through the book entry systems of Intersettle and/or Euroclear and/or Clearstream at or following the listing of Antisoma shares on EASDAQ (now NASDAQ Europe) on 17 December 1998 must make appropriate arrangements through their nominee in order to exercise the votes attached to the underlying shares in the Company in which they are interested.

6. A copy of the draft rules of the Antisoma Executive Incentive Plan, will be available for inspection at the Company's registered office and at the offices of New Bridge Street Consultants LLP, 20 Little Britain, London EC1A 7DH during normal working hours on any week day excluding public holidays from the date of this notice up to and including the date of the Annual General Meeting and will also be available for inspection at the Annual General Meeting.

Summary of the principal features of the Antisoma Executive Incentive Plan (the 'Plan')

General
The operation of the Plan will be supervised by the Company's Remuneration Committee (the 'Committee'), all the members of which are independent non-executive Directors.

Two types of award can be made under the Plan:
- Performance Awards – shares are delivered to an executive after three years, subject to continued employment and satisfying a pre-specified performance target; and
- Matching Awards – this is a co-investment scheme whereby an executive who reinvests part of his, or her annual bonus in shares ('Invested Shares') will receive a matching award of free shares, the receipt of which is subject to continued employment for not less than three years and the meeting of a pre-specified performance target.

Eligibility
All employees of the Company and its subsidiaries who are not under notice nor within six months of their contractual retirement age will be eligible to participate in the Plan at the discretion of the Remuneration Committee. Initially the Plan will be restricted to no more than a small number of senior Executives and Executive Directors.

Grant of awards
Awards may be made within the six weeks following the announcement by the Company of its results for any period, or the removal of any statutory or regulatory restriction which had previously prevented an award being granted or at other times considered by the Committee to be exceptional. If approval at the AGM is obtained, the first awards may be made in February 2004.

No awards may be made more than ten years after the adoption of the Plan by the Company. The Committee will formally review the operation of the Plan after no more than five years.

An award consists of the right to acquire shares in the Company for payment equal to a nominal sum. In respect of rights to subscribe for shares this sum is the nominal value of the Company's shares (1p per share). Awards are neither transferable nor pensionable.

Limit on individual participation
No Performance Awards may be granted over shares in any financial year whose value is greater than one times* an employee's annual rate of salary. The value of shares for this purpose will be the average published closing price of a share for the three dealing days immediately preceding the date of grant of the Performance Award.

Where the Plan is operated in the same financial year as the Company Share Option Plan the aggregate value of shares over which options and Performance Awards can be made in any one financial year to an individual is one and a half times* his annual salary. The annual amount of Invested Shares, for which a corresponding Matching Award shall be made, that may be purchased by an employee will be restricted to shares with a value equal to one-third* of the employee's annual salary.

Exercise of awards
An award will normally vest no earlier than the third anniversary of its grant to the extent that the applicable performance condition (see below) has been satisfied, the participant is still employed by the Group and, if operated as a co-investment (matching) scheme, the Invested Shares have been retained. It will then remain capable of exercise for a period of three years.

(a) Performance awards
The Committee intends to set a demanding performance condition on the vesting of Performance Awards. For the initial Performance Awards, the performance condition will be one based on the Company's Total Shareholder Return compared to selected UK listed biotechnology/pharmaceutical companies. For the initial set of awards, this list of companies will be compiled closer to the proposed date of grant, but if an award was to be granted today the Committee would select at least 20 UK listed companies.

---

* Save that where an employee agrees to meet the employer National Insurance liability on the exercise of Awards or Share Options these limits are increased to the extent necessary to leave the employee financially no better off than if the Company was paying the National Insurance.

Performance will be measured over the three years starting on 1 January or 1 July immediately preceding the date of grant. Averaging will take place over the month preceding the start and end of the performance period. The vesting of Performance Awards will be as follows:

Performance ranking after three years	% of Performance Shares Vesting
At least upper quartile	100%
Between median and upper quartile	Pro rata between 25% and 100%
Median	25%
Below median	Zero

If the performance condition is not satisfied after the first three years, the Performance Award will lapse; there will be no opportunity for retesting.

Alternative, but broadly no less demanding conditions may be set for below Board level executives if the Committee feels that these would be a more appropriate way of motivating selected executives, for example, achieving regulatory approval for certain drugs or achieving revenue targets.

(b) Matching awards

The Committee also intends to set a demanding performance condition on the vesting of Matching Awards.

Initially, the performance condition will be based on the Company's Total Shareholder Return compared to the same list of selected UK listed Biotechnology/Pharmaceutical companies as for Performance Awards over a three, four or five year period.

Matching Awards will be a multiple of the number of Invested Shares which are acquired (up to 33% of an executive's salary each year) based on performance as follows:

Performance ranking	Ratio of matching awards to Invested Shares after 3 years	Ratio of matching awards to Invested Shares after 4 years	Ratio of matching awards to Invested Shares after 5 years
At least upper quartile	1:1	1.25:1	1.5:1
Between median and Upper quartile	Pro rata between 0.25:1 and 1:1	Pro rata between 0.3125:1 and 1.25:1	Pro rata between 0.375:1 and 1.5:1
Median	0.25:1	0.3125:1	0.375:1
Below median	zero	zero	zero

After three years, if the Company's performance is below median, the Matching Award will lapse. However, if the Company's performance is at or above median, an Executive can decide not to exercise the Matching Award and to keep his/her shares as Invested Shares for a further year, in which case, the matching ratio has the potential to rise (but not fall) as shown in the above table. This is repeated after the fourth year so that at the end of the fifth year, the maximum level of match would be 1.5:1 for upper quartile performance over the five years.

An award will lapse upon cessation of employment for any reason, except where the Committee considers that circumstances warrant otherwise, in which case the Committee shall determine the extent to which the award may be exercised, having regard to the extent to which the performance condition has been met at that time and the time elapsed since the date of award.

In the event of a winding up of the Company, an award will vest early, to the extent that the performance condition has been achieved at that date. In the event of a takeover or scheme of arrangement of the Company, awards will not vest early if the acquiring company offers to roll-over awards over shares in the Company into awards over shares in the new holding company on broadly similar terms as judged by the Committee immediately prior to the change of control. If such replacement awards are not offered or the Committee determines that the basis of exchange is not broadly similar then the awards will vest to the extent that the performance condition has been met at the date of the change of control.

Shareholder approval will be required if the Committee wishes to make awards subject to targets which it considers less challenging than those detailed above. The specified performance condition will be disclosed in the Company's annual report and accounts.

Issue of shares

The Plan may operate over newly issued shares or market-purchased shares. The number of new shares that may be issued under the Plan and any other employee or executive share scheme established by the Company will be limited to 10% of the issued ordinary share capital of the Company over any 10 consecutive financial years on the proposed date of grant (excluding options granted prior to the Company's flotation on Easdaq in 1998).

Rights attaching to shares

Until awards vest, executives shall have no voting or other rights in respect of the shares subject to their awards.

Shares allotted under the Plan will rank pari passu with all other ordinary shares of the Company for the time being in issue (except for rights arising by reference to a record date prior to their allotment).

Adjustment of awards

In the event of any increase or variation of share capital or on a demerger, payment of a capital dividend or similar event involving the Company, adjustments considered to be appropriate by the Committee may be made to the total number of shares subject to awards.

Alterations to the Plan

The Plan may at any time, on the recommendation of the Committee, be amended or added to by the Directors in any respect, provided that the prior approval of the Company in general meeting has been obtained for alterations or additions to the rules of the Plan to the advantage of participants in respect of the rules governing eligibility, individual limits on participation, the terms on which awards may be exercised, overall Plan limits and the adjustment of awards as described above.

Minor amendments to benefit the administration of the Plan, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or group companies would not require approval in general meeting. This does not inhibit the ability of the Committee to adjust performance targets to take account of supervening events so that they will meet their original purpose.

No amendment may be made which would be to the disadvantage of a participant unless the majority of participants so affected and who respond to the Company agree to the amendment.

The right is also reserved up to the forthcoming Annual General Meeting to make such amendments to the Plan as are considered appropriate, provided they do not conflict in any material respect with this summary of the rules of the Plan.

Antisoma plc
West Africa House
Hanger Lane
Ealing
London W5 3QR
United Kingdom
Tel: +44 (0)20 8799 8200
Fax: +44 (0)20 8799 8201
enquiries@antisoma.com
www.antisoma.com

Regulatory Announcement

Go to market news section

RECEIVED

2005 JUN 28 A II: 01

OFFICE OF INTERNATIONAL
CORPORATE FINANCE



Company	Antisoma plc
TIDM	ASM
Headline	Antisoma announces Board Change
Released	16:11 09-Jun-05
Number	997981

London, UK, 9 June 2005: Cancer drug developer Antisoma plc (LSE: ASM) today announces that Dr Mark Rogers has stepped down from his position as non-executive director of Antisoma with effect from 8 June 2005. Mark was the former chairman of Aptamera Inc, Louisville, Kentucky, which was acquired by Antisoma in an all-share transaction in February 2005.

Dr Barry Price, Chairman of Antisoma said: 'We would like to express our thanks to Mark for the great contribution he has made to the Board, especially in the integration of Aptamera. We are very excited by the prospects for AS1411 which developed so well under his stewardship at Aptamera. With the announcement of clinical trial results at ASCO and the firming up of our plans for the product the transition is substantially complete. We wish Mark well in his future ventures.'

Enquiries:

Raymond Spencer   +44 (0)20 799 8200
Antisoma plc

Mark Court, Lisa Baderoon, Rebecca Skye Dietrich   +44 (0)20 7466 5000
Buchanan Communications

Except for the historical information presented, certain matters discussed in this statement are forward looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from results, performance or achievements expressed or implied by such statements. These risks and uncertainties may be associated with product discovery and development, including statements regarding the company's clinical development programmes, the expected timing of clinical trials and regulatory filings. Such statements are based on management's current expectations, but actual results may differ materially.

Notes to Editors

Background on Antisoma
Based in London, UK, Antisoma is a biopharmaceutical company that develops novel products for the treatment of cancer. Antisoma fills its development pipeline by acquiring promising new product candidates from internationally recognised academic or cancer research institutions. Its core activity is the preclinical and clinical development of these drug candidates. In November 2002, Antisoma formed a broad strategic alliance with Roche to develop and commercialise products from Antisoma's pipeline. Please visit www.antisoma.com for further information about Antisoma.

- ---END OF MESSAGE---

Close

Regulatory Announcement

Go to market news section



Company	Antisoma plc
TIDM	ASM
Headline	Holding(s) in Company
Released	11:29 08-Jun-05
Number	997774

London, UK, 8 June 2005 - Antisoma plc was notified on 7 June 2005 by Leventis Holdings SA that it has acquired an additional interest in the ordinary share capital of the company. The total shareholding in which Leventis Holdings SA now has a notifiable interest is 31,293,378 ordinary shares, representing 9.4% of Antisoma's current issued ordinary share capital.

- END -

Enquires:
Raymond Spencer, Chief Financial Officer
Antisoma plc
+44 (0)20 8799 8200

- ---END OF MESSAGE---

[Close]

Regulatory Announcement

Go to market news section

RECEIVED

2005 JUN 28 A 11: ᵤ ¹

[OFFICE OF INTERNAT']
[CORPORATE FIN...]



Company	Antisoma plc
TIDM	ASM
Headline	Antisoma starts phase II trial of AS1404 in ovarian cancer
Released	07:01 07-Jun-05
Number	997418

Confirms preliminary safety and tolerability of AS1404 in combination with carboplatin and paclitaxel

London, UK: 7 June 2005 Cancer drug developer Antisoma (LSE:ASM) announces that it has started a phase II trial of its vascular disrupting agent AS1404 in recurrent ovarian cancer. This is the third and final trial in a series evaluating AS1404 in combination with chemotherapy drugs. Phase II studies in lung and prostate cancers are ongoing, with the first efficacy data expected from the lung study during the second half of this year.

The ovarian study is a randomized, controlled trial that will include around 70 patients from Europe, Australia and New Zealand. Half the patients are receiving standard chemotherapy treatment while the other half are receiving the same treatment plus AS1404. Response rates, time to tumour progression and survival will be compared to see whether patients on the combination of chemotherapy with AS1404 do better than those on chemotherapy alone.

The standard chemotherapy regime for these ovarian cancer patients is carboplatin and paclitaxel, the same as in the ongoing lung cancer study. Initiation of the ovarian cancer trial confirms the preliminary safety and good tolerability of the AS1404-carboplatin-paclitaxel combination in the lung patients treated to date. Preclinical experiments have demonstrated much improved efficacy when AS1404 is used alongside paclitaxel.

Dr Keith Blundy of Cancer Research Technology, the company that licensed the drug to Antisoma in 2001, said: 'Following the initial clinical trials supported by Cancer Research UK, we are delighted to see Antisoma testing AS1404 in a phase II programme covering three different cancers, and we look forward to seeing the first findings from the trials later this year.'

Antisoma's CEO Glyn Edwards said: 'There is now considerable support for the idea of attacking cancer on two fronts, directly using chemotherapy and indirectly by cutting off the blood supply to the tumour. Our phase II trials in ovarian, lung and prostate cancers examine whether outcomes of patients receiving chemotherapy can be improved if they also receive AS1404 to disrupt tumour blood vessels. We look forward to results from this programme of studies, starting with the first lung data during the second half of this year.'

Enquiries:

Glyn Edwards, CEO
Daniel Elger, Director of Communications   +44 (0)
20 8799 8200
Antisoma plc

Mark Court/Lisa Baderoon/Rebecca Skye Dietrich   +44 (0)20 7466 5000
Buchanan Communications   (UK enquiries)

Richard
Anderson   +44
(0)20 7940 1000
De Facto Communications (ex-UK enquiries)

Except for the historical information presented, certain matters discussed in this statement are forward looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from results, performance or achievements expressed or implied by such statements. These risks and uncertainties may be associated with product discovery and development, including statements regarding the company's clinical development programmes, the expected timing of clinical trials and regulatory filings. Such statements are based on management's current expectations, but actual results may differ materially.

Background on AS1404
AS1404 (DMXAA) is a small-molecule vascular disrupting agent. The drug was discovered by Professors Bruce Baguley and William Denny and their teams at the Auckland Cancer Society Research Centre, University of Auckland, New Zealand. It was in-licensed by Antisoma from Cancer Research Ventures Limited (now Cancer Research Technology Limited) in August 2001. Three phase I monotherapy trials including around 120 patients have been reported, the last at ASCO 2005.

Background on Antisoma
Based in London, UK, Antisoma is a biopharmaceutical company that develops novel products for the treatment of cancer. Antisoma fills its development pipeline by acquiring promising new product candidates from internationally recognised academic or cancer research institutions. Its core activity is the preclinical and clinical development of these drug candidates. In 2002, Antisoma formed a broad strategic alliance with Roche to develop and commercialise products from Antisoma's pipeline. AS1404 is included within the Roche alliance. Please visit www.Antisoma.com for further information about Antisoma.

Background on Cancer Research Technology Limited
Cancer Research Technology Limited (CRT) is a specialist technology transfer company which aims to develop new discoveries in cancer research for the benefit of cancer patients. CRT is wholly owned by Cancer Research UK, the largest independent funder of cancer research in the world. CRT works closely with leading international cancer scientists and their institutes to protect intellectual property arising from their research and to establish links with commercial partners. CRT facilitates the discovery, development and marketing of new cancer therapeutics, vaccines, diagnostics and enabling technologies. Further information about CRT can be found at www.cancertechnology.com.

Background on Cancer Research UK
Cancer Research UK is Europe's leading cancer charity, dedicated to research into the causes, prevention and treatment of cancer. The charity supports the work of 3,000 scientists, doctors and nurses in over 80 academic centres across the UK, with an annual scientific spend of more than £213 million. Further information about Cancer Research UK can be found at www.cancerresearchuk.org.

- ---END OF MESSAGE---

Close

Regulatory Announcement

Go to market news section

Company	Antisoma plc
TIDM	ASM
Headline	Antisoma and Heraeus sign agreement for manufacture of AS1410
Released	07:01 02-Jun-05
Number	996859

Expected start of clinical trials firmed to H1 2006

London, UK and Hanau, Germany: 2 June 2005 Cancer drug developer Antisoma (LSE:ASM) announces that it has signed an agreement with German specialist manufacturer Heraeus to provide supplies of AS1410 for clinical trials. Development of the drug, which is Antisoma's lead telomere targeting agent (TTA), has progressed rapidly, and the Company now expects its plan to start clinical trials next year will be achieved during the first half of 2006.

TTAs attack cancer cells by binding directly to telomeres, which are regions at the ends of chromosomes. Data presented at the 2005 meeting of the American Association of Cancer Research showed that treatment with AS1410 more than halved the growth rate of a human prostate cancer xenograft. Moreover, the drug has the benefit of a relatively rapid onset of action, affecting tumour growth after only seven days' treatment in the prostate model. AS1410 has broad commercial potential because telomeres play a major role in the survival and proliferation of cells in all types of cancer.

Glyn Edwards, CEO of Antisoma, said: 'We're pleased to renew our successful collaboration with Heraeus and to bring closer the clinical trials of AS1410. With our ATTACK agent AS1409 also expected to enter the clinic next year, we look forward to a considerable enhancement of our pipeline through the addition of two high-potential products.'

Enquiries:
Glyn Edwards, CEO, Antisoma   +44 (0)20 8799 8200

Mark Court/Lisa Baderoon/Rebecca Skye Dietrich +44 (0)20 7466 5000
Buchanan Communications   (UK enquiries)

Richard Anderson   +44 (0)20 7940 1000
De Facto Communications (ex-UK enquiries)

Except for the historical information presented, certain matters discussed in this statement are forward looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from results, performance or achievements expressed or implied by such statements. These risks and uncertainties may be associated with product discovery and development, including statements regarding the company's clinical development programmes, the expected timing of clinical trials and regulatory filings. Such statements are based on management's current expectations, but actual results may differ materially.

Background on AS1410
The TTAs under development at Antisoma were invented by Professor

Stephen Neidle and his collaborators at the Institute of Cancer
Research and the London School of Pharmacy. They were licensed by
Antisoma through Cancer Research Technology, a subsidiary of Cancer
Research UK. AS1410 was selected as the lead drug from the TTA
programme in December 2004.

TTAs work by direct binding to telomeres. These are protective
regions found at the ends of chromosomes (the structures into which
DNA is packaged in each cell of the body). In normal cells, telomeres
shorten slightly with each round of cell division until they become
critically short, causing the cell to enter the self-destruct
programme of apoptosis. Most cancer cells make the enzyme telomerase,
which maintains the length of telomeres and allows the cells to avoid
apoptosis. A number of drugs have been developed that inhibit
telomerase. These are generally characterised by a slow onset of
action because they require rounds of cell division to 'run down' the
telomeres to the point where apoptosis ensues. TTAs by contrast act
more rapidly, binding to the telomere itself and destabilising it.
One clear effect is the uncapping of chromosome ends leading to
lethal end-to-end chromosome fusions. The action of TTAs is believed
to involve prevention of telomerase binding to the telomere. However,
it must have other facets because the drugs show broad effectiveness
against cancer cell lines, including the minority that use
alternative, non-telomerase mechanisms to maintain their telomeres.

Background on Heraeus
Heraeus, the precious metals and technology group headquartered in
Hanau, Germany, is a global private company in the business segments
of precious metals, dental health, sensors, quartz glass, and
specialty lighting sources. With revenues of ¤8.3 billion
and over 9,800 employees, Heraeus has stood out for more than 150
years as one of the leading companies involved in precious metals and
materials technology.

Within the Heraeus group, W.C. Heraeus GmbH has extensive experience
in the synthesis of highly potent Active Pharmaceutical Ingredients
(API). Besides its traditional focus on generics the Business Unit
Pharma seeks and maintains exclusive collaborations for the
development and commercial production of New Chemical Entities.

Additional information about Heraeus is available at
www.wc-heraeus.com/pharma.

Background on Antisoma
Based in London, UK, Antisoma is a biopharmaceutical company that
develops novel products for the treatment of cancer. Antisoma fills
its development pipeline by acquiring promising new product
candidates from internationally recognised academic or cancer
research institutions. Its core activity is the preclinical and
clinical development of these drug candidates. In 2002, Antisoma
formed a broad strategic alliance with Roche to develop and
commercialise products from Antisoma's pipeline. Please visit
www.antisoma.com for further information about Antisoma.

- ---END OF MESSAGE---

Close

Regulatory Announcement

Go to market news section

RECEIVED

 Free annual report

Company	Antisoma plc
TIDM	ASM
Headline	Antisoma to present at Needham & Company Fourth Annual Biotechnology Conference on 26 May 2005
Released	14:01 23-May-05
Number	995433

23 May 2005, London, UK - Antisoma plc (LSE: ASM) today announces
that its Chief Executive Officer, Glyn Edwards, will be presenting at
the Needham & Company Fourth Annual Biotechnology Conference in New
York, USA.

Mr Edwards's presentation is scheduled for 14.30 EST on Thursday, May
26, with an additional breakout session at 15.00. A webcast of the
presentation will be available to all on Antisoma's website at
www.antisoma.com

It is recommended that viewers log on 15 minutes early in order to
register and download any necessary software. If you are unable to
participate during the live web cast, a recorded replay of the
presentation will be available for 90 days.

Enquiries:

Margherita Lupi
+44 (0)20 8799 8200
Corporate Communications Manager
Antisoma plc

Background on Antisoma
Antisoma is a biopharmaceutical company that develops novel products
for the treatment of cancer. Antisoma fills its development pipeline
by acquiring promising new product candidates from internationally
recognised academic or cancer research institutions. Its core
activity is the preclinical and clinical development of these drug
candidates. In November 2002, Antisoma formed a broad strategic
alliance with Roche to develop and commercialise products from
Antisoma's pipeline. Please visit www.antisoma.com for further
information.

- ---END OF MESSAGE---

Close

Regulatory Announcement

Go to market news section

Company	Antisoma plc
TIDM	ASM
Headline	Promising phase I data for Antisoma's AS1411 revealed at ASCO
Released	07:01 16-May-05
Number	994471

Antisoma plans to reopen study in renal and lung cancers

London, UK and American Society of Clinical Oncology Meeting, Orlando, FA: 16 May 2005 Cancer drug developer Antisoma (LSE:ASM) announces the presentation at ASCO of promising phase I data on its anti-nucleolin aptamer drug AS1411 (formerly AGRO100). Among seventeen patients with various spreading, advanced cancers unresponsive to prior therapies, seven showed stable disease for 2 months or more after treatment and one patient had a near-complete response, as detailed below. AS1411 was remarkably well tolerated, with no toxicity of any type related to drug administration in any of the patients.

There were three renal cell carcinoma patients in the study. One had stable disease for 9 months and then progressed. A second is still stable more than 10 months after receiving the drug and the third, with a large abdominal tumour that grew after removal of a cancerous kidney, has a near-complete response 10 months after treatment, with his tumour reduced in size from around 19 cm before treatment to less than 1cm in April.

In light of the encouraging findings from the phase I trial and an expanding base of preclinical data, Antisoma is planning a programme of further clinical trials covering multiple cancer indications. In order to make a rapid start in assessing AS1411 in specific cancers, Antisoma plans to reopen the phase I trial but to restrict recruitment to patients with renal and non-small cell lung cancers.

The ASCO presentation was made by the phase I study's Principal Investigator, Dr Damian Laber, from the Brown Cancer Center at the University of Louisville, Kentucky. Speaking after the presentation, Dr Laber said 'For a phase I trial, with very sick patients, the findings with AS1411 really are impressive. We're very keen to start treating patients again in Louisville, and are delighted that the programme is being expanded.'

Antisoma's CEO Glyn Edwards said: 'AS1411 has proved to be a valuable addition to our pipeline, taking us into a novel area of cancer therapy where we now have a leading position.
The drug's promising phase I data provide an ideal platform for studies in specific cancers, and we look forward to findings from the first such study in renal and lung cancers.'

Enquiries:

Glyn Edwards, CEO
Daniel Elger, Director of Communications
+44 (0)7909 915068
Antisoma plc

Mark Court/Lisa Baderoon/Rebecca Skye Dietrich

+44 (0)20 7466 5000
Buchanan Communications (UK enquiries)

Richard Anderson
+44 (0)20 7940 1000
De Facto Communications (ex-UK enquiries)

Except for the historical information presented, certain matters
discussed in this statement are forward looking statements that are
subject to a number of risks and uncertainties that could cause
actual results to differ materially from results, performance or
achievements expressed or implied by such statements. These risks and
uncertainties may be associated with product discovery and
development, including statements regarding the company's clinical
development programmes, the expected timing of clinical trials and
regulatory filings. Such statements are based on management's current
expectations, but actual results may differ materially.

AS1411
AS1411 is the first aptamer drug to be tested for the treatment of
cancer in human clinical trials.
Aptamers are oligonucleotides that can fold into a stable,
three-dimensional structure capable of interacting with a particular
target protein. AS1411 binds with high specificity to the protein
nucleolin, which is found on the surface of cancer cells. When
AS1411 binds to cell-surface nucleolin, it is internalised and has
been shown to kill cancer cells in a range of models. Preclinical
data on AS1411 were presented at the TIDES meeting on 3rd May 2005
(press release issued 4th May 2005).

Background on Antisoma
Based in London, UK, Antisoma is a biopharmaceutical company that
develops novel products for the treatment of cancer. Antisoma fills
its development pipeline by acquiring promising new product
candidates from internationally recognised academic or cancer
research institutions. Its core activity is the preclinical and
clinical development of these drug candidates. In 2002, Antisoma
formed a broad strategic alliance with Roche to develop and
commercialise products from Antisoma's pipeline. Please visit
www.Antisoma.com for further information about Antisoma.

- ---END OF MESSAGE---

Close

Regulatory Announcement

Go to market news section

♠ Free annual report

Company	Antisoma plc
TIDM	ASM
Headline	ASCO presentation underlines leading position of Antisoma's AS1404
Released	07:01 16-May-05
Number	994469

First patient treated in phase II prostate cancer trial

London, UK and American Society of Clinical Oncology Meeting, Orlando, FA: 16 May 2005 Cancer drug developer Antisoma (LSE:ASM) announces the presentation at ASCO of positive phase I data underpinning the progress of its vascular disrupting agent AS1404 (DMXAA) into phase II trials. The data from the 'DART' study show a clear 'therapeutic window', identifying a dose of AS1404 that was well-tolerated but nevertheless produced near-maximal effects on tumour blood vessels, as indicated by the chemical marker 5HIAA. This dose is being used in an extensive phase II programme, including a US and Australian prostate cancer study in which the first patient has now been treated. A trial in non-small cell lung cancer is ongoing and a trial in ovarian cancer will start shortly, both involving hospitals across Europe, Australia and New Zealand.

AS1404 is described as a 'vascular disrupting agent' because it attacks established tumour blood vessels. All solid tumours rely on a blood supply to survive and grow, so the drug has broad therapeutic and market potential. Preclinical data show that vascular disrupting agents are most effective when combined with other treatments such as chemotherapies. The generally favourable tolerability profile of AS1404, reaffirmed by the data presented at ASCO, has been critical in allowing the drug to be combined with chemotherapy drugs in phase II studies. More specifically, the new phase I data show that cardiovascular effects are not of concern at the chosen dose of AS1404.

Dr Mark McKeage of the University of Auckland, New Zealand, an investigator in both the reported phase I trial and the ongoing phase II lung cancer study, presented the findings. Speaking before the presentation Dr McKeage said: 'We've gained considerable experience with AS1404 in New Zealand, and are excited by its potential. No drug in use today specifically targets established tumour blood vessels, and a drug with this action and suitable for combination with existing treatments would be a valuable addition.'

Antisoma's CEO Glyn Edwards said: 'Vascular disruption is a novel approach to cancer therapy with substantial market potential. Our ASCO presentation underlines the competitive strengths of AS1404 within the class of vascular disrupting agents and the strong platform on which our progress into phase II trials was based. Those trials are advancing rapidly, with treatment of patients now underway in our prostate cancer study and first efficacy results expected from our lung cancer study later this year.'

Enquiries:

Glyn Edwards, CEO
Daniel Elger, Director of Communications

+44 (0)7909 915068
Antisoma plc

Mark Court/Lisa Baderoon/Rebecca Skye Dietrich
+44 (0)20 7466 5000
Buchanan Communications (UK enquiries)

Richard Anderson
+44 (0)20 7940 1000
De Facto Communications (ex-UK enquiries)

Except for the historical information presented, certain matters
discussed in this statement are forward looking statements that are
subject to a number of risks and uncertainties that could cause
actual results to differ materially from results, performance or
achievements expressed or implied by such statements. These risks and
uncertainties may be associated with product discovery and
development, including statements regarding the company's clinical
development programmes, the expected timing of clinical trials and
regulatory filings. Such statements are based on management's current
expectations, but actual results may differ materially.

Background on AS1404
AS1404 (DMXAA) is a small-molecule vascular disrupting agent. The
drug was discovered by Professors Bruce Baguley and William Denny and
their teams at the Auckland Cancer Society Research Centre,
University of Auckland, New Zealand. It was in-licensed by Antisoma
from Cancer Research Ventures Limited (now Cancer Research
Technologies) in August 2001.

Phase I DART Study of AS1404
The DART (DMXAA in Refractory Tumours) trial was conducted in New
Zealand. It included 15 patients with a variety of tumours refractory
to standard treatments. This was the third phase I monotherapy trial
of AS1404; two previous studies supported by the Cancer Research
Campaign (now CRUK) have been reported and published.

Background on Antisoma
Based in London, UK, Antisoma is a biopharmaceutical company that
develops novel products for the treatment of cancer. Antisoma fills
its development pipeline by acquiring promising new product
candidates from internationally recognised academic or cancer
research institutions. Its core activity is the preclinical and
clinical development of these drug candidates. In 2002, Antisoma
formed a broad strategic alliance with Roche to develop and
commercialise products from Antisoma's pipeline. AS1404 is included
within the Roche alliance. Please visit www.Antisoma.com for further
information about Antisoma.

- ---END OF MESSAGE---

[Close]

Regulatory Announcement

Go to market news section



Company	Antisoma plc
TIDM	ASM
Headline	Antisoma reviews portfolio: drops AS1405 to accelerate AS1411
Released	07:01 05-May-05
Number	993119

London, UK: 5 May 2005 Cancer drug developer Antisoma (LSE:ASM) today announces that it plans to expand and accelerate trials of its aptamer drug AS1411, following an internal review of its portfolio. Additional investment will be supported by transferring resources from the brain cancer drug AS1405, trials of which will be suspended immediately. Antisoma's Board believes that this shift will maximise overall returns on investment in the pipeline. As AS1405 remains an attractive niche opportunity, it will be made available for out-licensing to other parties interested in pursuing its development.

AS1411 has shown promising signs of anti-cancer activity in a phase I study. This study recruited patients with various cancers up until June 2004. It will now reopen for recruitment of patients with two types of tumour, providing the opportunity to gather specific evidence for activity in these cancers. Full details of the trial plans will be announced following the presentation of AS1411 phase I data at ASCO on May 15.

Antisoma's CEO Glyn Edwards said: 'One of our strengths is portfolio management. We're determined that our cash resources should be focused where there is the best prospect of a return for shareholders, and we are quite prepared to cut programmes when necessary to invest more in those with the greatest promise. Everything we have seen to date suggests that the case for extra investment in AS1411 is compelling.'

Enquiries:

Companies with an interest in licensing AS1405 should contact Nick Adams, Director of Business Development at Antisoma on +44 208 799 8200.

Daniel Elger
Director of Communications
+44 (0)20 8799 8200
Antisoma plc

Mark Court/Lisa Baderoon/Rebecca Skye Dietrich
+44 (0)20 7466 5000
Buchanan Communications   (UK enquiries)

Richard Anderson
+44 (0)20 7940 1000
De Facto Communications (ex-UK enquiries)

Except for the historical information presented, certain matters discussed in this statement are forward looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from results, performance or

achievements expressed or implied by such statements. These risks and uncertainties may be associated with product discovery and development, including statements regarding the company's clinical development programmes, the expected timing of clinical trials and regulatory filings. Such statements are based on management's current expectations, but actual results may differ materially.

AS1405
AS1405 (90Y-muBC1) is a radiolabelled mouse monoclonal antibody against the protein oncofetal fibronectin, which is found in the newly forming blood vessels of tumours. Antisoma's phase I trial has focused on patients with glioblastoma multiforme, a form of brain cancer, where AS1405 was administered directly into the cavity left by surgical removal of the tumour. The rationale for AS1405 is that the antibody component targets the product specifically to the vicinity of cancer cells, such as those left after surgery, allowing the radiolabel yttrium 90 to deliver a targeted dose of radiation.

AS1411
AS1411 is an aptamer, an oligonucleotide that can fold into a stable, three-dimensional structure capable of interacting with a particular target protein. AS1411 binds with high-specificity to the protein nucleolin, which is found on the surface of cancer cells. When AS1411 binds to cell-surface nucleolin, it is internalised and has been shown to kill cancer cells in a range of models. Results from a phase I trial of patients with various cancers will be presented at ASCO later this month.

Background on Antisoma
Based in London, UK, Antisoma is a biopharmaceutical company that develops novel products for the treatment of cancer. Antisoma fills its development pipeline by acquiring promising new product candidates from internationally recognised academic or cancer research institutions. Its core activity is the preclinical and clinical development of these drug candidates. In 2002, Antisoma formed a broad strategic alliance with Roche to develop and commercialise products from Antisoma's pipeline. Please visit www.Antisoma.com for further information about Antisoma.

- ---END OF MESSAGE---

Close

Regulatory Announcement

RECEIVED

2005 JUN 28 A II: ᵁ I

OFFICE OF INTEREST

 Free annual report

Company	Antisoma plc
TIDM	ASM
Headline	Antisoma presents promising AS1411 data at TIDES meeting
Released	07:01 04-May-05
Number	992775

London, UK and Boston, MA: 4 May 2005 Cancer drug developer Antisoma plc (LSE: ASM) yesterday presented preclinical data showing the strong anti-cancer potential of its aptamer drug AS1411 (formerly AGRO100):

* In a pancreatic cancer model, a combination of AS1411 with gemcitabine was significantly more effective in slowing tumour growth than gemcitabine alone
* AS1411 was shown to accumulate rapidly in lung cancer xenografts, reaching a level at least nine times that seen in any normal tissue after one hour's dosing
* AS1411 was effective in killing cancer cells from prostate, lung and acute myeloid leukemia lines.

The data were presented by Antisoma's Head of Research, Professor Lloyd Kelland, at the TIDES meeting, which focuses on the expanding areas of oligonucleotide and peptide-based therapies. The work reported was conducted at Antisoma's laboratory and in Louisville, where Antisoma is collaborating with the inventors of AS1411, Drs Bates, Trent and Miller of the University of Louisville, Kentucky.

Seventeen patients have been treated with AS1411 in a phase I trial at the Brown Cancer Center in Louisville, and results from this trial will be presented at ASCO on May 15.

Speaking after his presentation, Professor Kelland said: 'The data presented at TIDES show the ability of AS1411 to target tumours specifically and to act against a variety of cancers when used alone or in combination with other drugs. We look forward with excitement to the continuation of clinical trials.'

Enquiries:

Daniel Elger, Director of Communications
+44 (0)20 8799 8200
Antisoma plc

Mark Court/Lisa Baderoon/Rebecca Skye Dietrich
+44 (0)20 7466 5000
Buchanan Communications   (UK enquiries)

Richard Anderson
+44 (0)20 7940 1000
De Facto Communications (ex-UK enquiries)

Except for the historical information presented, certain matters discussed in this statement are forward looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from results, performance or achievements expressed or implied by such statements. These risks and

uncertainties may be associated with product discovery and development, including statements regarding the company's clinical development programmes, the expected timing of clinical trials and regulatory filings. Such statements are based on management's current expectations, but actual results may differ materially.

Notes to Editors

AS1411
AS1411 is an aptamer, an oligonucleotide that can fold into a stable, three-dimensional structure capable of interacting with a particular target protein. AS1411 binds with high-specificity to the protein nucleolin, which is found on the surface of cancer cells. When AS1411 binds to cell-surface nucleolin, it is internalised and has been shown to kill cancer cells in a range of models.

Background on Antisoma
Based in London, UK, Antisoma is a biopharmaceutical company that develops novel products for the treatment of cancer. Antisoma fills its development pipeline by acquiring promising new product candidates from internationally recognised academic or cancer research institutions. Its core activity is the preclinical and clinical development of these drug candidates. In 2002, Antisoma formed a broad strategic alliance with Roche to develop and commercialise products from Antisoma's pipeline. Please visit www.Antisoma.com   for further information about Antisoma.

- ---END OF MESSAGE---

Close

Regulatory Announcement

Go to market news section

 Free annual report

Company	Antisoma plc
TIDM	ASM
Headline	Antisoma to present at Rodman and Renshaw Healthcare Conference on May 4
Released	10:18 29-Apr-05
Number	992095

29 April 2005, London, UK – Cancer drug developer Antisoma plc (LSE: ASM) today announces that its Chief Executive Officer, Glyn Edwards, will be presenting at the Rodman & Renshaw Annual Global Healthcare Conference in Paris on Wednesday 4 May.

Mr Edwards's presentation will take place at 12.20pm CET (6.20am EST). A live webcast of the presentation will be available to all parties on Antisoma's website www.antisoma.com

It is recommended that viewers log on 15 minutes early in order to register and download any necessary software. If you are unable to participate during the live web cast, a recorded replay of the presentation will be available for 90 days.

Enquiries:

Margherita Lupi   +44 (0)20 8799 8200
Corporate Communications Manager
Antisoma plc

Background on Antisoma
Antisoma is a biopharmaceutical company that develops novel products for the treatment of cancer. Antisoma fills its development pipeline by acquiring promising new product candidates from internationally recognised academic or cancer research institutions. Its core activity is the preclinical and clinical development of these drug candidates. In November 2002, Antisoma formed a broad strategic alliance with Roche to develop and commercialise products from Antisoma's pipeline. Please visit www.antisoma.com for further information.

- ---END OF MESSAGE---
Copyright © Hugin ASA 2005. All rights reserved.

Close

Regulatory Announcement

Go to market news section

RECEIVED

2005 JUN 28 A II: ~ I

FICE OF INT...
CORPORATE F...

  

Company	Antisoma plc
TIDM	ASM
Headline	Result of Extraordinary General Meeting
Released	15:22 28-Apr-05
Number	991955

28 April 2005, London, UK: Cancer drug developer Antisoma plc (LSE: ASM) today announces that all resolutions proposed at today's Extraordinary General Meeting were passed.

A copy of the resolutions passed at the Extraordinary General Meeting of the Company held today are available for inspection through the Document Viewing Facility.

Full results of the voting are shown below.

Resolutions	For	Against
Resolution 1	157,522,336	53,216
Resolution 2	157,497,506	78,046
Resolution 3	152,986, 495	4,589,057

Enquiries:

Antisoma plc

Raymond Spencer,   Tel: +44 (0)20 8799 8200
Chief Financial Officer

About Antisoma
Based in London, UK, Antisoma is a biopharmaceutical company that develops novel products for the treatment of cancer. Antisoma fills its development pipeline by acquiring promising new product candidates from internationally recognised academic or cancer research institutions. Its core activity is the preclinical and clinical development of these drug candidates. In 2002, Antisoma formed a broad strategic alliance with Roche to develop and commercialise products from Antisoma's pipeline.
Please visit www.Antisoma.com for further information about Antisoma.

- ---END OF MESSAGE---

Close

Regulatory Announcement

Go to market news section

Company	Antisoma plc
TIDM	ASM
Headline	Holding(s) in Company
Released	15:15 28-Apr-05
Number	991953

London, UK, 28 April 2005 - Antisoma plc (LSE: ASM) was notified
today that UBS AG has a material interest of 16,744,230 ordinary
shares in Antisoma, representing 5.03% of Antisoma's current issued
ordinary share capital.

- END -

Enquiries:
Dr Daniel Elger, Director of Corporate Communications
Antisoma plc
+44 (0)20 8799 8200

- ---END OF MESSAGE---

Close

RECEIVED

2005 JUN 28 A 11: ᵔ ᵎ

ᵀᶠᶜᴱ OF ᴵᴺᵀᴱᴿᴺᴬᵀᴵ
CORPORATE FIN. ᵎᶜ

Company	Antisoma plc
TIDM	ASM
Headline	IND granted for phase II study
Released	07:01 19-Apr-05
Number	989807

AACR presentations on Antisoma's AS1404:
promising prostate and ovarian cancer data support trial plans

'US IND granted for phase II study in prostate cancer'

London, UK and American Association of Cancer Research Meeting,
Anaheim, CA, USA: 19 April 2005. Cancer drug developer Antisoma plc
(LSE:ASM) yesterday presented preclinical data showing that
combinations of its phase II drug AS1404 with the taxane drugs used
to treat prostate and ovarian cancers had significantly better
efficacy than the taxanes alone. The data support plans for
forthcoming clinical trials in these two cancers.

The US Food and Drug Administration has now approved an
'Investigational New Drug' (IND) application for a phase II study of
AS1404 in hormone-refractory prostate cancer. This study, in which
AS1404 will be combined with the taxane docetaxel, will start
shortly. A phase II study in recurrent ovarian cancer, where AS1404
will be combined with carboplatin and the taxane paclitaxel, is also
close to initiation in Europe, Australia and New Zealand. The phase
II programme began last year with a study of AS1404 with paclitaxel
in non-small cell lung cancer. Recruitment into this study is ongoing
in Australia and New Zealand, and the first efficacy findings are
expected this year.

In a further AACR presentation tomorrow, Dr Lesley McPhail of St
George's Hospital, London, UK, will show the correlation between
reduced tumour blood flow and necrosis (death) of tumours in rats
given doses of AS1404 equivalent to those currently being tested in
clinical trials.

Glyn Edwards, CEO of Antisoma, said: 'The data presented at AACR show
the broad potential of AS1404 against different types of tumour and
support our plans to trial AS1404-taxane combinations in prostate and
ovarian cancers. We look forward to starting these studies and to the
first phase II results from our lung cancer trial, which we expect
during the second half of this year.'

Note
The first presentation of Antisoma's phase I trial of AS1404 (DART)
will be made at the forthcoming ASCO meeting (May 13-17, Orlando,
Florida). Also to be presented at ASCO are results from the phase I
study of Antisoma's aptamer drug AS1411 (formerly AGRO100).

Enquiries:

Glyn Edwards, CEO, Antisoma plc +44 (0)20 8799 8200

Mark Court/Lisa Baderoon/Rebecca Skye Dietrich

Buchanan Communications +44 (0)20 7466 5000

Richard Anderson

De Facto Communications +44(0)20 7940 1000 (ex-UK enquiries)

Except for the historical information presented, certain matters
discussed in this statement are forward looking statements that are
subject to a number of risks and uncertainties that could cause
actual results to differ materially from results, performance or
achievements expressed or implied by such statements. These risks and
uncertainties may be associated with product discovery and
development, including statements regarding the company's clinical
development programmes, the expected timing of clinical trials and
regulatory filings. Such statements are based on management's current
expectations, but actual results may differ materially.

Background/Notes to Editors
AS1404 is a 'vascular disrupting agent' that attacks tumours by
targeting established tumour blood vessels that supply nutrients and
support further growth. Drugs in this class are distinct from
angiogenesis inhibitors, which block the growth of new tumour
vessels. AS1404 is amongst the leading small-molecule vascular
disrupting agents in clinical trials. The data presented at AACR are
consistent with many others in showing that the most effective use of
vascular disrupting agents is in combination approaches with other
cancer treatments.

Background on Antisoma
Based in London, UK, Antisoma is a biopharmaceutical company that
develops novel products for the treatment of cancer. Antisoma fills
its development pipeline by acquiring promising new product
candidates from internationally recognised academic or cancer
research institutions. Its core activity is the preclinical and
clinical development of these drug candidates. In 2002, Antisoma
formed a broad strategic alliance with Roche to develop and
commercialise products from Antisoma's pipeline. AS1404 is one of the
products included in this alliance. Please visit www.Antisoma.com for
further information about Antisoma.

- ---END OF MESSAGE---

[Close]

Regulatory Announcement

Go to market news section   🔒 Free annual report   📈 🖨

Company	Antisoma plc
TIDM	ASM
Headline	Winning features of Antisoma's AS1410 unveiled at AACR
Released	07:01 18-Apr-05
Number	989634

London, UK and American Association of Cancer Research Meeting, Anaheim, CA, USA: 18 April 2005 Cancer drug developer Antisoma plc (LSE:ASM) today presents the promising data that led to selection of AS1410 as its lead telomere targeting agent (TTA) for clinical trials. AS1410 more than halved the growth rate of established prostate cancer xenografts. It was the most effective TTA among a panel under evaluation, including the original TTA BRACO19, which had itself already shown promise in prostate and other cancer models. AS1410 retains the benefit of a rapid onset of action, with inhibition of tumour growth seen only seven days after starting treatment.

Two other presentations on the experimental evaluation of TTAs were given yesterday by members of Professor Stephen Neidle's group from the School of Pharmacy, University of London. Professor Neidle and his collaborators originally invented the class of small molecules now known as TTAs. These molecules rapidly inhibit the growth of cancer cells through direct binding to telomeres, the DNA at the ends of chromosomes. The panel of TTAs from which AS1410 was selected was generated by Professor Neidle's group.

Targeting telomeres is an approach with broad therapeutic potential because it addresses a fundamental property of all cancer cells. This is the ability to grow and divide continuously, free from the controls that restrain normal cells. An important control is the telomere, which in normal cells shortens with each division until it reaches a critical length, preventing further division. Cancer cells acquire ways of avoiding this shortening, subverting the control of division by the telomere. This is, however, associated with changes in telomere structure and function that are potentially amenable to targeting by drugs, such as Antisoma's TTAs.

Professor Stephen Neidle, TTA inventor, said: 'We're delighted to be collaborating with Antisoma and that our work together has yielded a strong lead candidate for development, which will be the first of its kind to enter clinical trials'

Glyn Edwards, CEO of Antisoma, said: 'Targeting the telomere is a cutting-edge approach to cancer therapy with great commercial potential. With AS1410 progressing rapidly towards clinical trials we remain at the forefront of this field.'

Enquiries:
Glyn Edwards, CEO
Antisoma plc
+44 (0)20 8799 8200

Mark Court/Lisa Baderoon/Rebecca Skye Dietrich
Buchanan Communications (UK enquiries)
+44 (0)20 7466 5000

Richard Anderson
De Facto Communications (ex-UK enquiries)
+44 (0)20 7940 1000

Except for the historical information presented, certain matters
discussed in this statement are forward looking statements that are
subject to a number of risks and uncertainties that could cause
actual results to differ materially from results, performance or
achievements expressed or implied by such statements. These risks and
uncertainties may be associated with product discovery and
development, including statements regarding the company's clinical
development programmes, the expected timing of clinical trials and
regulatory filings. Such statements are based on management's current
expectations, but actual results may differ materially.

Background/Notes to Editors

TTA programme developments
Antisoma announced in November 2004 that it had selected a lead
candidate from the TTA programme to take forward into clinical trials
under the name AS1410. This molecule shows improvements over BRACO19,
the TTA originally licensed by Antisoma through Cancer Research UK
from the London School of Pharmacy. The licensing deal was announced
in September 2003.

Background on Antisoma
Based in London, UK, Antisoma is a biopharmaceutical company that
develops novel products for the treatment of cancer. Antisoma fills
its development pipeline by acquiring promising new product
candidates from internationally recognised academic or cancer
research institutions. Its core activity is the preclinical and
clinical development of these drug candidates. In 2002, Antisoma
formed a broad strategic alliance with Roche to develop and
commercialise products from Antisoma's pipeline. Please visit
www.Antisoma.com for further information about Antisoma.

- ---END OF MESSAGE---
Copyright © Hugin ASA 2005. All rights reserved.

Close

Regulatory Announcement

Go to market news section

RECEIVED

2005 JUN 28 A 11: ? |

... OF INTERNAT...
... CORPORATE FI... ...

[Free annual report]

Company	Antisoma plc
TIDM	ASM
Headline	Payment of Directors' Fees in Shares
Released	09:00 05-Apr-05
Number	987677

London, UK, 5 April 2005 - The Chairman of the Board of Antisoma plc and two other non-executive Directors have taken part of their fees for the quarter ended 31 March 2005 in shares pursuant to resolutions of the Board of Directors dated 14 September 2004 and 5 November 2004.

The newly issued shares were issued at a price of 23p per share, being the mid-market closing price on the last trading day of the quarter (31 March 2005). The relevant Directors have agreed not to dispose of the shares allotted to them for a minimum period of one year.

The allotments and total holdings following these allotments are shown below.

Director	Allotted 4 April	Total holding	Percentage of issued ordinary shares
Barry Price	11,413	552,725	0.17%
Grahame Cook	15,761	274,331	0.08%
Michael Pappas	12,228	402,262	0.12%

Application will be made to the London Stock Exchange and the UK Listing Authority for the admission of the 39,402 new ordinary shares of 1p each. The total number of ordinary shares in the Company in issue and admitted to the Official List following the above allotments will be 332,747,317.

The shares when issued will rank pari passu with the existing ordinary shares of 1p each of the Company.

Enquiries

Raymond Spencer
+44 (0)20 8799 8200
CFO Antisoma plc

Mark Court/ Lisa Baderoon/Rebecca Skye Dietrich
+44 (0)20 7466 5000
Buchanan Communications

- ---END OF MESSAGE---

[Close]

Regulatory Announcement

Go to market news section   🌲 Free annual report 〰️ 🖨

Company	Antisoma plc
TIDM	ASM
Headline	Antisoma plans to list its shares in the United States
Released	07:06 04-Apr-05
Number	987392

London, UK: 4 April 2005 Cancer drug developer Antisoma plc
(LSE:ASM) announces today that it intends to list its shares on
NASDAQ. As an interim step, the Company will establish a Level I
program of American Depositary Receipts (ADRs) to enable
dollar-denominated trading of its ordinary shares prior to the
listing.

Glyn Edwards, CEO of Antisoma, said, 'We already have a significant
number of US shareholders. Listing in the US will increase our
exposure to the US capital markets, a step that we believe will
greatly enhance our long-term growth prospects and our ability to
exploit new opportunities for development.'

Enquiries:
Glyn Edwards, CEO
Antisoma plc
+44 (0)20 8799 8213

Mark Court/Lisa Baderoon/Rebecca Skye Dietrich
Buchanan Communications (UK enquiries)
+44 (0)20 7466 5000

Richard Anderson
De Facto Communications (ex-UK enquiries)
+44 (0)20 7940 1000

Except for the historical information presented, certain matters
discussed in this statement are forward looking statements that are
subject to a number of risks and uncertainties that could cause
actual results to differ materially from results, performance or
achievements expressed or implied by such statements. These risks and
uncertainties may be associated with product discovery and
development, including statements regarding the company's clinical
development programmes, the expected timing of clinical trials and
regulatory filings. Such statements are based on management's current
expectations, but actual results may differ materially.

Notes to Editors

American Depositary Receipts (ADRs)

Level I ADR
In a Level I or 'sponsored' ADR program, a company's existing
publicly-traded shares are converted into US-dollar denominated ADRs.
This is not a public listing of the securities: trading of Level I
ADRs takes place over the counter on the 'pink sheets.' Initiation of
the Level I program requires the filing of a short registration
statement with the US Securities and Exchange Commission (SEC), but
the company does not as a result become considered as an SEC
registrant and is not required to comply with the provisions of the
Sarbanes-Oxley Act.

Level II ADR
In a Level II or 'Listed' ADR, the ADRs are listed on one of the
major US exchanges and the company is regarded as a foreign
registrant by the SEC. The company will need to comply with
additional disclosure, reporting and accounting requirements,
including reconciliation (or full preparation) of its accounts to US
GAAP and be compliant with US securities law, including for
accounting periods beginning 1 July 2006, the Sarbanes-Oxley Act
(SOA).

Level III ADR
A Level III ADR is required to conduct a public offering of ADRs in
the US. A form that contains extensive disclosure on the company and
its business must be filed for an initial public offering. Level III
ADRs are subject to additional legal compliance and periodic
disclosure, reporting and accounting requirements.

Background on Antisoma
Based in London, UK, Antisoma is a biopharmaceutical company that
develops novel products for the treatment of cancer. Antisoma fills
its development pipeline by acquiring promising new product
candidates from internationally recognised academic or cancer
research institutions. Its core activity is the preclinical and
clinical development of these drug candidates. In 2002, Antisoma
formed a broad strategic alliance with Roche to develop and
commercialise products from Antisoma's pipeline.

Please visit www.Antisoma.com for further information about Antisoma.

END

- ---END OF MESSAGE---
Copyright © Hugin ASA 2005. All rights reserved.

Close

Regulatory Announcement

Go to market news section

RECEIVED

Company Antisoma plc

2005 JUN 28 A 11: 41

TIDM ASM

Headline Notice of EGM

FICE OF INTERNA...
CORPORATE FINANCE

Released 07:01 04-Apr-05

Number 987390

♣ Free annual report

London, UK: 4 April 2005 Cancer drug developer Antisoma plc (LSE:ASM) announces today that it will convene an Extraordinary General Meeting of shareholders at the offices of CMS Cameron McKenna, Mitre House, 160 Aldersgate Street, London, EC1A 4DD on Thursday 28 April 2005 at 11.00am. The Notice of the Extraordinary General Meeting (including copies of the resolutions to be proposed at the meeting) will be sent to shareholders and a copy is also available for inspection at the Document Viewing facility.

Enquiries:

Glyn Edwards, CEO
Antisoma plc
+44 (0) 8799 8213

- ---END OF MESSAGE---

Close

Regulatory Announcement

Go to market news section

Company	Antisoma plc
TIDM	ASM
Headline	Re Agreement
Released	07:01 14-Mar-05
Number	984664

Antisoma and Raylo sign major manufacturing deal for AS1411

London, UK, and Edmonton, Alberta, Canada: 14 March 2005 Cancer drug developer Antisoma plc (LSE:ASM) announces that it has signed an agreement with Raylo Chemicals of Edmonton, Alberta, Canada, for the manufacture of AS1411 (formerly AGRO100). Quantities produced will be amongst the largest to date for any aptamer drug, and sufficient to support multiple clinical trials. Antisoma is planning a programme of trials to evaluate thoroughly the efficacy of AS1411, building on promising signs of anti-cancer activity seen in a phase I study conducted at the Brown Cancer Center in Louisville, Kentucky, USA.

Raylo, a subsidiary of Degussa, has considerable expertise in the production of aptamers and other oligonucleotide drugs, having been involved in the manufacture of Pfizer and Eyetech's Macugen, the first aptamer drug to gain FDA approval.

Glyn Edwards, CEO of Antisoma, said, 'We are determined to build rapidly on the encouraging signs from the first trial of AS1411. Raylo's ability to deliver AS1411 in substantial quantities will aid our smooth progress into further studies of this exciting new drug.'

Enquiries:

Glyn Edwards, CEO   +44 (0)20 8799 8200
Antisoma plc

Mark Court/Lisa Baderoon/Rebecca Skye Dietrich   +44 (0)20 7466 5000
Buchanan Communications   (UK enquiries)

Richard Anderson
             +44 (0)20 7940 1000
De Facto Communications (ex-UK enquiries)

Except for the historical information presented, certain matters discussed in this statement are forward looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from results, performance or achievements expressed or implied by such statements. These risks and uncertainties may be associated with product discovery and development, including statements regarding the company's clinical development programmes, the expected timing of clinical trials and regulatory filings. Such statements are based on management's current expectations, but actual results may differ materially.

Notes to Editors

Manufacture of AS1411

AS1411 is manufactured by extracting from salmon sperm the building blocks of DNA (nucleotides) and then linking these chemically to form a polymer (oliogonucleotide).

AS1411
Aptamers such as AS1411 are oligonucleotides that can fold into a stable, three-dimensional structure capable of interacting with particular target proteins. AS1411 binds with high-specificity to the protein nucleolin, which is found on the surface of cancer cells. When AS1411 binds to cell-surface nucleolin, it is internalised and has been shown to kill cancer cells in a range of models.

Background on Antisoma
Based in London, UK, Antisoma is a biopharmaceutical company that develops novel products for the treatment of cancer. Antisoma fills its development pipeline by acquiring promising new product candidates from internationally recognised academic or cancer research institutions. Its core activity is the preclinical and clinical development of these drug candidates. In 2002, Antisoma formed a broad strategic alliance with Roche to develop and commercialise products from Antisoma's pipeline. Please visit www.Antisoma.com for further information about Antisoma.

END

- ---END OF MESSAGE---

Close

Regulatory Announcement

Go to market news section

RECEIVED

Company	Antisoma plc
TIDM	ASM
Headline	Miscellaneous
Released	13:01 10-Mar-05
Number	984345

2005 JUN 28 A II: 52

FICE OF INTERNATI
CORPORATE FIN

Antisoma to present at SG Cowen Conference on March 17

10 March 2005, London, UK - Antisoma plc (LSE: ASM) today announces
that Chief Executive Officer, Glyn Edwards, will be presenting at the
25th SG Cowen Annual Healthcare conference, Boston, Mass., USA.

Mr Edwards's presentation is scheduled for 10.30am EST on Thursday,
March 17, with an additional breakout session at 11.20am. A webcast
of the presentation will be available to all on Antisoma's website at
www.antisoma.com

It is recommended that viewers log on 15 minutes early in order to
register and download any necessary software. If you are unable to
participate during the live web cast, a recorded replay of the
presentation will be available for 90 days.

Enquiries:

Margherita Lupi
+44 (0)20 8799 8200
Corporate Communications Manager
Antisoma plc

Background on Antisoma
Antisoma is a biopharmaceutical company that develops novel products
for the treatment of cancer. Antisoma fills its development pipeline
by acquiring promising new product candidates from internationally
recognised academic or cancer research institutions. Its core
activity is the preclinical and clinical development of these drug
candidates. In November 2002, Antisoma formed a broad strategic
alliance with Roche to develop and commercialise products from
Antisoma's pipeline. Please visit www.antisoma.com for further
information.

- ---END OF MESSAGE---
Copyright © Hugin ASA 2005. All rights reserved.

Close

©2004 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Go to market news section

Free annual report

Company	Antisoma plc
TIDM	ASM
Headline	Additional Listing
Released	15:07 01-Mar-05
Number	982804

London, UK, 1 March 2005 - Antisoma today announces that application has been made to the London Stock Exchange and UK Listing Authority for the admission to the Official List of 131,285 new ordinary 1p shares. These shares have been issued in connection with the exercise of options granted on 31 March 1998.

These shares will rank pari passu with the existing class of ordinary shares of 1p each. The total number of ordinary 1p shares in the Company in issue and admitted to the Official List following the above transaction will be 332,707,915.

-ENDS-

Enquiries:

Raymond Spencer, Chief Financial Officer
Antisoma plc
+44 (0)20 8799 8200

- ---END OF MESSAGE---
Copyright © Hugin ASA 2005. All rights reserved.

Close

Regulatory Announcement

Go to market news section

RECEIVED

2005 JUN 28 A 11: 32

OFFICE OF INTERNAT
CORPORATE FIN

Free annual report

Company	Antisoma plc
TIDM	ASM
Headline	Holding(s) in Company
Released	13:58 01-Mar-05
Number	982777

London, UK, 1 March 2005 - Antisoma plc was notified yesterday that
BVF Partners L.P. has increased its holding in the company and now
has a beneficial interest of 16,000,000 ordinary shares in Antisoma,
representing 4.81% of Antisoma's current issued ordinary share
capital.

- - END -

Enquiries:
Raymond Spencer, Chief Financial Officer
Antisoma plc
+44 (0)20 8799 8200

- ---END OF MESSAGE---
Copyright © Hugin ASA 2005. All rights reserved.

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Antisoma plc
TIDM	ASM
Headline	Holding(s) in Company
Released	11:19 24-Feb-05
Number	982119

London, UK, 24 February 2005 - Antisoma plc was notified yesterday that UBS AG, acting through UBS Global Asset Management, has a beneficial interest of 13,544,230 ordinary shares in Antisoma, representing 4.07% of Antisoma's current issued ordinary share capital.

- - END -

Enquiries:
Dr Daniel Elger, Head of Corporate Communications
Antisoma plc
+44 (0)20 8799 8200

- ---END OF MESSAGE---

Close

Regulatory Announcement

Go to market news section

  

Company	Antisoma plc
TIDM	ASM
Headline	Director Shareholding
Released	16:10 23-Feb-05
Number	981961

Antisoma plc
Company share option plan grants

London, UK, 23 February 2005: Pursuant to Part A and Part B of the
Antisoma plc Company Share Option Plan, Antisoma plc has granted
options over ordinary 1p shares to Directors, senior executives and
other employees at an exercise price of 22.2 pence per share, as
follows:

Director	Number of share options	Total shares over which options held
Glyn Edwards	868,871	7,009,844
Raymond Spencer	379,143	3,004,739
Ursula Ney	568,715	2,309,345

Other employees were granted options over a total of 3,405,807
shares. These options reflect the Company's practice of making
biannual awards of share options following the release of the
financial half-year and annual results.

The options are subject to fulfilment of certain performance and
other conditions. They have a date of grant of 21 February 2005 and
will normally become exercisable for a seven year period commencing
on 21 February 2008.

Mr Edwards, Mr Spencer and Dr Ney, as directors, notified Antisoma
plc of their respective interests in these shares on 23 February
2005.

Enquiries

Antisoma plc
Raymond Spencer, Chief Financial Officer
Tel: +44 (0)20 8799 8200

- ---END OF MESSAGE---
Copyright © Hugin ASA 2005. All rights reserved.

Close

Regulatory Announcement

Go to market news section



 

Company	Antisoma plc
TIDM	ASM
Headline	Interim Results
Released	07:01 16-Feb-05
Number	980904

Antisoma plc reports H1 results

16 February 2005, London UK - Cancer drug developer Antisoma plc
(LSE:ASM) today announces its interim results for the period ended 31
December 2004.

Highlights

- -Acquisition of US company Aptamera Inc, adding clinical product
AS1411 to pipeline (announced January 2005)
- -AS1404 enters phase II combination studies
- -AS1410 selected as lead candidate from telomere-targeting-agent
programme
- -GMP manufacturing of AS1409 initiated
- -Cash and short-term investments at 31 December 2004 of £32.3 million
(30 June 2004: £38.8 million)
- -Operating losses for the six months to 31 December 2004 of £2.8
million (six months ended 31 December 2003: £1.1 million)

Barry Price, Chairman of Antisoma, commented: 'We have advanced our
portfolio considerably during the last six months, taking AS1404 into
phase II and adding an exciting new cancer drug through the strategic
acquisition of Aptamera. We look forward to a series of major
milestones in 2005, with important progress expected on all four of
our products in clinical trials.'

For further information please visit the Company's web site at
www.antisoma.com
Enquiries:

Glyn Edwards   +44 (0)20 8799 8200
Chief Executive Officer, Antisoma plc

Raymond Spencer +44 (0)20 8799 8200
Chief Financial Officer, Antisoma plc

Mark Court   +44 (0)20 7466 5000
Buchanan Communications (UK enquiries)

Richard Anderson   +44 (0)20 7940 1000
De Facto Communications (mainland European enquiries)

Except for the historical information presented, certain matters
discussed in this statement are forward looking statements that are
subject to a number of risks and uncertainties that could cause
actual results to differ materially from results, performance or
achievements expressed or implied by such statements. These risks and
uncertainties may be associated with product discovery and
development, including statements regarding the company's clinical
development programmes, the expected timing of clinical trials and
regulatory filings. Such statements are based on management's current
expectations, but actual results may differ materially.

Chairman's report

During the past six months we have advanced our established
development programmes and delivered on our pledge to add a new
clinical product to the Antisoma portfolio.

Early in February, we completed the acquisition of the American
cancer company Aptamera Inc. We bought this company on the strength
of its lead drug, the aptamer AS1411 (formerly AGRO100), which has
shown promising signs of anti-cancer activity in a phase I clinical
trial. We will report more fully on these findings in due course.
Meanwhile, we are working on detailed plans for further trials, which
we plan to start during this year. AS1411 is a cutting-edge product,
one of the most advanced in development among anti-cancer aptamers.
At the same time, it represents a technology whose application in
treating human disease has recently received substantial validation
through the FDA's approval of the first aptamer drug, Pfizer and
Eyetech's Macugen for the eye disease AMD.

As a result of our acquisition, we are pleased to welcome Mark C.
Rogers, the former chairman of Aptamera, to the Antisoma board as a
Non-Executive Director. He brings wide-ranging experience gained
within the medical and biotech sectors in the United States.

An important development in our established portfolio was the start
in September of phase II combination studies on our vascular
targeting agent AS1404. The first trial to start was in non-small
cell lung cancer, where AS1404 is combined with carboplatin and
paclitaxel. We expect the first efficacy findings from this study
during the second half of 2005. In November, we confirmed our plans
to start additional combination studies in ovarian and prostate
cancers during the coming year.

We have also been progressing our preclinical programmes. In July we
announced that we had gained exclusive rights over the
antibody-cytokine fusion drug AS1409 (huBC1-huIL12) by acquiring the
interest of our collaborator EMD-Lexigen. Since then, we have
initiated GMP manufacturing of the drug. We have presented new data
in support of both AS1406 (antibody targeted RNase) and our programme
of telomere targeting agents (TTAs). During November, we announced
that we had selected a lead candidate, AS1410, from the TTA programme
to take forward into clinical trials. We plan to start clinical
trials on both AS1409 and AS1410 during 2006.

Financial Review
Results of operations - six months ended 31 December 2004
Revenues for the six months ended 31 December 2004 totalled £4.8
million (six months ended 31 December 2003: £9.3 million). In the
current period all the revenue arose from our agreement with Roche
and represents £4.5 million recognised from the £23.2 million upfront
payments received following signature of the agreement in November
2002 and £0.3 million in relation to development costs of R1549 and
R1550. In the comparative period, revenue included £4.6 million
recognised from the upfront payment and £4.7 million in relation to
development costs for the same products. The reduction in revenues
results from the wind-down of the R1549 programme and the transfer of
responsibility for the R1550 clinical programme to Roche.

Operating expenses fell by £2.8 million in the six month period ended
31 December 2004 to £7.5 million (six months ended 31 December 2003:
£10.3 million), including research and development expenses of £5.0
million (six months ended 31 December 2003: £7.7million). The £2.7m
decrease in R&D expenses reflects a reduction in the costs of
development for R1549 and R1550, offset by an increase in other
development costs.

Losses for the six months ended 31 December 2004, after recognition
of a £1.4 million (six months ended 31 December 2003: £nil) tax
credit for the surrender of R&D tax losses, are £0.6 million (six
months ended 31 December 2003: £0.5 million).

Liquidity and capital resources
Cash at bank and held in short-term investments totalled £32.3
million at 31 December 2004, £38.8 million at 30 June 2004 and £43.1
million at 31 December 2003.

Debtors have decreased to £2.4 million from £2.8 million at 31
December 2003 due to a reduction in the amounts receivable from Roche
for the development of R1549 and R1550. Total creditors have
decreased to £6.8 million from £17.4 million at 31 December 2003,
largely as a result of the recognition of deferred income relating to
upfront payments received from Roche.

Loss per share
The loss per share for the half-year ended 31 December 2004 was 0.21p
(six months ended 31 December 2003: 0.22p)

Future operations and revenue recognition
Following the discontinuation of R1549 and transfer of development of
R1550 to Roche, the costs and revenues associated with the
development of these products will be minimal with effect from 1
January 2005. Antisoma received upfront amounts from Roche in
December 2002 and January 2003 totalling £23.2 million, of which
£19.2 million has been recognised to date. The upfront amount related
to R1549 has now been fully recognised, leaving a balance of deferred
revenue of £4 million relating to R1550 and AS1404, which will be
fully recognised by 31 December 2005, and an option over new clinical
products, which will be fully recognised by 30 November 2007.

Subsequent events
The acquisition of Aptamera Inc was completed on 4 February 2005 for
a total consideration to the shareholders of Aptamera Inc of
66,500,041 new ordinary 1p shares, representing approximately 20% of
the enlarged ordinary share capital.

Outlook
We look forward to important milestones on all four of our clinical
products. During 2005 we expect the first findings from phase II
studies on AS1404, data from the phase I study that Roche is
performing on R1550, the start of a phase II study on AS1405,
reporting of data from Aptamera's phase I study on AS1411 and the
start of a new study on AS1411.

Barry Price
Chairman
February 2005

Consolidated profit and loss account
for the six months ended 31 December 2004

	Note	6 months ended 31 Dec 2004 unaudited £'000	6 months ended 31 Dec 2003 unaudited £'000	Year ended 30 June 2004 audited £'000
Revenue		4,755	9.279	18,118
Operating expenses	2	(7,538)	(10.343)	(21,244)
Operating loss		(2,783)	(1,064)	(3,126)
Interest receivable		825	552	1,340
Loss on ordinary activities before taxation		(1,958)	(512)	(1,786)
Taxation on ordinary activities	3	1,400	–	1,178
Loss on ordinary activities after taxation		(558)	(512)	(608)
Loss per 1p share Basic and diluted		0.21p	0.22p	0.25p
Weighted average number of shares (000's)		266,077	232,991	247,848

Consolidated balance sheet
as at 31 December 2004

	31 Dec 2004 unaudited £'000	31 Dec 2003 unaudited £'000	30 June 2004 audited £'000
Fixed assets	1,082	1,168	1,280
Current assets			
Debtors	2,411	2,807	2,167
Short-term investments	16,708	26,454	22,381
Cash at bank and in hand	15,549	16,630	16,452
	34,668	45,891	41,000
Creditors: amounts falling due within one year	(5,604)	(13,247)	(10,291)
Net current assets	29,064	32,644	30,709
Total assets less current liabilities	30,146	33,812	31,989
Creditors: amounts falling due after more than one year	(1,199)	(4,153)	(2,485)

Provisions for liabilities and charges	(13)	(78)	(12)
	--------------	-------------	------------------
Net assets	28,934	29,581	29,492
	========	========	==========
Capital and reserves			
Called up share capital	6,993	6,993	6,993
Share premium account	69,683	69,676	69,683
Other reserves	4,300	4,300	4,300
Profit and loss account	(52,042)	(51,388)	(51,484)
	--------------	-------------	------------------
Total shareholders' funds	28,934	29,581	29,492
	========	=======	=========
Shareholders' funds analysed as:			
Equity shareholders' funds	24,602	25,249	25,160
Non-equity shareholders' funds	4,332	4,332	4,332
	--------------	-------------	---------------
	28,934	29,581	29,492
	========	=======	=======

Consolidated cash flow statement
for the six months ended 31 December 2004

	6 months ended 31 Dec 2004 unaudited £'000	6 months ended 31 Dec 2003 unaudited £'000	Year ended 30 June 2004 audited £'000
Net cash (outflow) from operating activities	(7,223)	(4,051)	(9,616)
Net cash inflow from returns on investments and servicing of finance			
Interest received	837	542	1,318
Net cash inflow from taxation	-	-	1,178
Capital expenditure and financial investment			

Purchase of tangible fixed assets	(90)	(1,083)	(1,458)
Sale of tangible fixed assets	-	-	2
Purchase of intangible fixed assets	(100)	(423)	(697)
Net cash outflow for capital expenditure and financial investment	(190)	(1,506)	(2,153)
Net cash (outflow)/inflow before management of liquid resources and financing	(6,576)	(5,015)	(9,273)
Management of liquid resources			
Decrease in short-term investments	5,673	5,400	9,473
Financing			
Issue of shares	-	15,204	15,204
Expenses paid in connection with share issues	-	(1,100)	(1,093)
	-	14,104	14,111
(Decrease)/increase in cash at bank	(903)	14,489	14,311

Notes to the interim results

1. Basis of reporting
The interim financial statements have been prepared in accordance with UK Generally Accepted
Accounting Principles ('UK GAAP') on the basis of the accounting policies set out in the Group's 2004
statutory accounts.

The statements were approved by the Board of Directors on 14 February 2005 and are unaudited.
The auditors have carried out a review in accordance with APB Bulletin 1999/4 and their report is set
out below.

The financial information contained in this announcement does not constitute statutory accounts within
the meaning of Section 240 of the Companies Act 1985. The figures for the year ended 30 June 2004
have been extracted from the statutory accounts which have been filed with the Registrar of Companies
and which are available on request from the Company Secretary, Antisoma plc, West Africa House,
Hanger Lane, Ealing, London W5 3QR. The auditors' report on those accounts was unqualified and
did not contain any statement under section 237(2) or section 237(3) of the Companies Act 1985.

2. Operating expenses

	6 months ended 31 Dec 2004 unaudited £'000	6 months ended 31 Dec 2003 unaudited £'000	Year ended 30 June 2003 audited £'000
Administrative expenses	2,555	2,654	4,660
Research and development	4,983	7,689	16,584
Operating expenses	7,538	10,343	21,244

3. Taxation
A claim for R&D tax credit of £1.4 million has been recognised in the six months ended 31 December 2004 (six months ended 31 December 2003: £nil).

4. Subsequent Events
On 4 February 2005, the Group completed the acquisition of Aptamera, a privately-held drug development company based in Kentucky, USA for a consideration of 66,500,041 new ordinary 1p shares in Antisoma, which valued Aptamera at approximately £11.5 million on the basis of the closing price of 17.25 pence on 7 January 2005 (the last business day prior to the announcement of the acquisition) and £16 million on the basis of the closing price of 24.0 pence on 3 February 2005). Following the acquisition, Aptamera became a wholly-owned subsidiary of Antisoma plc.

Independent review report to Antisoma plc

Introduction
We have been instructed by the Company to review the financial information which comprises the
consolidated profit and loss account, the consolidated balance sheet and the consolidated cash flow
statement and the related notes. We have read the other information contained in the interim report
and considered whether it contains any apparent misstatements or material inconsistencies with the
financial information.

Directors' responsibilities
The interim report, including the financial information contained therein, is the responsibility of and
has been approved by the Directors. The Directors are responsible for preparing the interim report in
accordance with the Listing Rules of the Financial Services Authority, which require that the
accounting policies and presentation applied to the interim figures should be consistent with those
applied in preparing the preceding annual accounts except where any changes, and the reasons for
them, are disclosed.

Review work performed
We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the
Auditing Practices Board for use in the United Kingdom. A review consists principally of making
enquiries of management and applying analytical procedures to the financial information and
underlying financial data and, based thereon, assessing whether the accounting policies and
presentation have been consistently applied unless otherwise disclosed. A review excludes audit
procedures such as tests of controls and verification of assets, liabilities and transactions. It is
substantially less in scope than an audit performed in accordance with United Kingdom Auditing
Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not
express an audit opinion on the financial information. This report, including the conclusion, has been
prepared for and only for the Company for the purpose of the Listing Rules of the Financial Services
Authority and for no other purpose. We do not, in producing this report, accept or assume
responsibility for any other purpose or to any other person to whom this report is shown or in to
whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to
the financial information as presented for the six months ended 31 December 2004.

PricewaterhouseCoopers LLP
Chartered Accountants
West London
14 February 2005

Notes:
a. The maintenance and integrity of the Antisoma plc website is the responsibility of the Directors; the work carried
out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no
responsibility for any changes that may have occurred to the interim report since it was initially presented
on the website.
b. Legislation in the United Kingdom governing the preparation and dissemination of financial information
may differ from legislation in other jurisdictions.

- ---END OF MESSAGE---
Copyright © Hugin ASA 2005. All rights reserved.

Regulatory Announcement

RECEIVED

2005 JUN 28 A II: 52

ICE OF INTERNATIONAL
CORPORATE FINANCE

 Free annual report

Company	Antisoma plc
TIDM	ASM
Headline	Acquisition
Released	08:03 04-Feb-05
Number	978940

Antisoma completes acquisition of Aptamera

London, UK, and Louisville, KY, USA: 4 February 2005 Further to the announcement made yesterday, Antisoma plc (LSE:ASM) announces the completion of its acquisition of Aptamera Inc. This follows today's admission to the Official List and to trading on the London Stock Exchange of the shares issued to Aptamera's shareholders in conjunction with the transaction.

With completion of the acquisition, Dr Mark Rogers has been appointed a non-executive director of Antisoma. The following are Dr Rogers' disclosable interests under Section 16.4 of the UKLA Listing Rules:

Current directorships of public companies: Cardiome Pharma Corp (Chairman)
Public company directorships in past 5 years: Adherex Technologies Inc, Genta Inc.
Beneficial interest in ordinary Antisoma shares: 6,603,475 (1.99% of issued ordinary shares following the issue of new shares to Aptamera's shareholders)

Further details about Dr Rogers were provided in an RNS statement released on 10 January.

Enquiries:
Glyn Edwards, CEO   +44 (0)20 8799 8244
Antisoma plc

Neil Mackison   +44 (0)20 7767 1000
ING Corporate Finance

Mark Court/ Lisa Baderoon
Rebecca Skye Dietrich
+44 (0)20 7466 5000
Buchanan Communications   (UK enquiries)

Richard Anderson   +44 (0)20 7940 1000
De Facto Communications (mainland European enquiries)

Jonathan Birt   +1 917 941 7341
Financial Dynamics (United States Enquiries)

Except for the historical information presented, certain matters discussed in this statement are forward looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from results, performance or achievements expressed or implied by such statements. These risks and uncertainties may be associated with product discovery and development, including statements regarding the company's clinical development programmes, the expected timing of clinical trials and regulatory filings. Such statements are based on management's current expectations, but actual results may differ materially.

Background on Antisoma
Based in London, UK, Antisoma is a biopharmaceutical company that
develops novel products for the treatment of cancer. Antisoma fills
its development pipeline by acquiring promising new product
candidates from internationally recognised academic or cancer
research institutions. Its core activity is the preclinical and
clinical development of these drug candidates. In November 2002,
Antisoma formed a broad strategic alliance with Roche to develop and
commercialise products from Antisoma's pipeline. Please visit
www.Antisoma.com for further information about Antisoma.

- ---END OF MESSAGE---
Copyright © Hugin ASA 2005. All rights reserved.

Close

RECEIVED

2005 JUN 28 A 11: 12

Company	Antisoma plc
TIDM	ASM
Headline	Aptamera's shareholders approve acquisition by Antisoma
Released	07:01 03-Feb-05
Number	978670

Antisoma evaluating development options for aptamer drug and servicing of American investors

London, UK, and Louisville, KY, USA: 3 February 2005 Cancer drug developer Antisoma plc (LSE:ASM) announces that the shareholders of Aptamera Inc yesterday approved Antisoma's acquisition of Aptamera. All pre-closing conditions have now been satisfied or waived, save for admission to the Official List and to trading on the London Stock Exchange of the shares issued to effect the acquisition. Admission of the shares and completion of the transaction are expected tomorrow, 4 February.

Antisoma is evaluating options for the further development of Aptamera's lead product, AGRO100, which is now redesignated AS1411. The next step will be either a phase II study in a specific cancer or the re-opening of Aptamera's phase I trial to seek further data on the drug's effects. Anti-cancer activity has been seen in Aptamera's trial, which also showed that AS1411 was well tolerated, causing no serious adverse events in any of the patients treated.

Antisoma has highlighted renal cancer, pancreatic cancer and acute myeloid leukemia as the indications where the case for developing AS1411 is strongest. Each of these cancers alone represents an attractive 'niche' market opportunity; all have a clear need for improved treatment. Taking these indications together, Antisoma estimates that there could be 170,000 eligible patients per year in North America, Europe and Japan.

Following the acquisition of Aptamera, Antisoma will have around 30% of its shares held by investors in North America. The Company is considering how best to serve the specific needs of these investors in the future.

Glyn Edwards, CEO of Antisoma said, 'We intend to identify the best and fastest way to test the anti-cancer efficacy of AS1411, building on the very promising data from Aptamera's first clinical trial. The acquisition of Aptamera leaves us with four drugs in clinical trials, all of which we expect to report important data during 2005.'

Enquiries:

Glyn Edwards, CEO   +44 (0)20 8799 8244
Antisoma plc

Neil Mackison   +44 (0)20 7767 1000
ING Corporate Finance

Mark Court/Lisa Baderoon/Rebecca Skye Dietrich
+44 (0)20 7466 5000
Buchanan Communications   (UK enquiries)

Richard Anderson   +44 (0)20 7940 1000
De Facto Communications (mainland European enquiries)

Jonathan Birt   +1 917 941 7341
Financial Dynamics (United States Enquiries)

Except for the historical information presented, certain matters
discussed in this statement are forward looking statements that are
subject to a number of risks and uncertainties that could cause
actual results to differ materially from results, performance or
achievements expressed or implied by such statements. These risks and
uncertainties may be associated with product discovery and
development, including statements regarding the company's clinical
development programmes, the expected timing of clinical trials and
regulatory filings. Such statements are based on management's current
expectations, but actual results may differ materially.

Notes to Editors

Background on Aptamera
Aptamera is a privately-held drug development company based in
Kentucky, USA. Aptamera was formed to discover, develop and
commercialise new anti-cancer drugs that use a completely new and
unique mechanism of anti-tumour action. The drugs target a protein
termed nucleolin, which is found in the nucleus of all cell types,
but is also found on the cell surface of cancer cells. Aptamera's
core intellectual property surrounds cell-surface nucleolin as an
anti-proliferative target and drugs that bind to it. Extensive
preclinical testing has demonstrated a clear correlation between the
presence of cell-surface nucleolin and the ability to inhibit tumour
cell growth using Aptamera drugs.

Background on Antisoma
Based in London, UK, Antisoma is a biopharmaceutical company that
develops novel products for the treatment of cancer. Antisoma fills
its development pipeline by acquiring promising new product
candidates from internationally recognised academic or cancer
research institutions. Its core activity is the preclinical and
clinical development of these drug candidates. In November 2002,
Antisoma formed a broad strategic alliance with Roche to develop and
commercialise products from Antisoma's pipeline. Please visit
www.Antisoma.com for further information about Antisoma.

Aptamers
AS1411 (formerly AGRO100) is a member of a class of drugs called
aptamers. Aptamers are drugs made up of a short sequence of
nucleotides - the building blocks found in DNA and RNA, that fold
into a stable three-dimensional structure. Structures can be produced
that interact with particular proteins, allowing aptamers to be used
as specific inhibitors of a protein's function. In December 2004,
Eyetech and Pfizer's Macugen for 'wet' age-related macular
degeneration (AMD) became the first aptamer drug to receive approval
from the US Food and Drug Administration.

END

- ---END OF MESSAGE---

Regulatory Announcement

Go to market news section

Company	Antisoma plc
TIDM	ASM
Headline	Holding(s) in Company
Released	14:49 26-Jan-05
Number	977584

Holding(s) in Antisoma

London, UK, 26 January 2005 - On 25 January 2005 Scottish Widows
Investment Partnership informed Antisoma plc that it no longer had a
notifiable holding in Antisoma.

- END -

Enquires:
Raymond Spencer, Chief Financial Officer
Antisoma plc
+44 (0) 20 8799 8200

- ---END OF MESSAGE---

Close

Regulatory Announcement

Go to market news section

 

Company	Antisoma plc
TIDM	ASM
Headline	Statement re Proposed Board Appointment
Released	07:03 10-Jan-05
Number	975286

Proposed appointment of Dr Mark Rogers as an Antisoma Non-Executive Director

London, UK, 10 January 2005 Antisoma plc (LSE:ASM) announced earlier today that it had entered into an agreement to acquire the private US company Aptamera Inc. Dr Mark Rogers, the current Chairman of Aptamera, has been invited to join the Board of Antisoma as a Non-Executive Director upon completion of the acquisition.

In addition to his role at Aptamera, Dr Rogers is currently Chairman of Cardiome Pharma Corp (NASDAQ) and has been a founder or founding board member of a number of other biopharmaceutical companies including EntreMed Inc. and Adherex Technologies Inc. He was previously Chief Executive Officer of Duke Hospital and Health Network, North Carolina, USA. He trained in medicine and was a full professor at Johns Hopkins University as well as Associate Dean of the School of Medicine before obtaining an MBA from Wharton Business School (University of Pennsylvania).

Under the terms of his proposed appointment, Dr Rogers will receive Director's fees of £22,500 per annum.

Commenting on the proposed appointment, Dr Barry Price, Chairman of Antisoma, said, 'Dr Rogers will be a very valuable addition to our Board, with his clinical oncology experience and successful track record in the US biotechnology industry'.

Enquiries:

Glyn Edwards   +44 (0)20 8799 8244
Chief Executive Officer, Antisoma plc

Mark Court   +44 (0)20 7466 5000
Buchanan Communications

Except for the historical information presented, certain matters discussed in this statement are forward looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from results, performance or achievements expressed or implied by such statements. These risks and uncertainties may be associated with product discovery and development, including statements regarding the company's clinical development programmes, the expected timing of clinical trials and regulatory filings. Such statements are based on management's current expectations, but actual results may differ materially.

Notes to Editors

Background on Antisoma
Based in London, UK, Antisoma is a biopharmaceutical company that develops novel products for the treatment of cancer. Antisoma fills

its development pipeline by acquiring promising new product
candidates from internationally recognised academic or cancer
research institutions. Its core activity is the preclinical and
clinical development of these drug candidates. In November 2002,
Antisoma formed a broad strategic alliance with Roche to develop and
commercialise products from Antisoma's pipeline. Please visit
www.Antisoma.com for further information about Antisoma.
Background on Aptamera
Aptamera is a privately-held drug development company based in
Kentucky, USA. Aptamera was formed to discover, develop and
commercialise new anti-cancer drugs that use a completely new and
unique mechanism of anti-tumour action. The drugs target a protein
termed nucleolin, which is found in the nucleus of all cell types,
but is also found on the cell surface of cancer cells. Aptamera's
core intellectual property surrounds cell-surface nucleolin as an
anti-proliferative target and drugs that bind to it. Extensive
preclinical testing has demonstrated a clear correlation between the
presence of cell-surface nucleolin and the ability to inhibit tumour
cell growth using Aptamera drugs. For further information about
Aptamera please visit www.aptamera.com.

- ---END OF MESSAGE---
Copyright © Hugin ASA 2005. All rights reserved.

Close

Regulatory Announcement

Go to market news section

RECEIVED

2005 JUN 28 A II: ⁀⁀

Company	Antisoma plc
TIDM	ASM
Headline	Acquisition: UK cancer specialist Antisoma to acquire US cancer company Aptamera
Released	07:01 10-Jan-05
Number	975288

Acquisition will add promising clinical product AGRO100 to Antisoma's pipeline

London, UK, and Louisville, KY, USA: 10 January 2005 Cancer drug development company Antisoma plc (LSE: ASM) today announces that it has entered into an agreement to acquire the private US company Aptamera Inc in a share-based transaction valuing Aptamera at approximately £11.5 million ($21.4 million).'

Aptamera's principal asset is AGRO100, a novel aptamer drug that has shown promising anti-cancer effects and a marked lack of side effects in a phase I trial of patients with various cancers. Antisoma will now assess which cancers to focus on in the next phase of development. AGRO100 has US orphan drug status in pancreatic cancer. Renal cancer and acute myeloid leukaemia are also potential indications. Antisoma will develop AGRO100 independently, outside its alliance with Roche.

AGRO100 targets nucleolin, a protein found on the surface of many types of cancer cell. The University of Louisville, Kentucky, where AGRO100 was latterly developed, is researching further drugs based on targeting nucleolin. Through its acquisition of Aptamera, Antisoma will obtain an option to license these drugs from the university.

Commenting on the transaction, Glyn Edwards, CEO of Antisoma, said, 'The acquisition of Aptamera will expand our clinical portfolio to four drugs, each based on very different technology, and make us a leader in the exciting new area of anti-cancer aptamers. The acquisition will crystallise our dual development and commercialisation strategy, whereby we gain returns from large market products through our alliance with Roche whilst retaining full rights to promising niche products such as Aptamera's AGRO100.'

Dr Donald Miller, co-founder of Aptamera and Director of the James Graham Brown Cancer Center in Louisville, Kentucky, added 'AGRO100 is a very exciting new approach to cancer therapy and I am delighted that it will benefit from Antisoma's global experience in oncology drug development.'

Transaction details
In consideration of Antisoma acquiring the entire issued share capital of Aptamera, Antisoma will issue to Aptamera's shareholders up to 66,500,100 ordinary shares, representing approximately 20.0% of the enlarged issued share capital of Antisoma. Based on Antisoma's closing share price on 7 January 2005 of 17.25 pence, the transaction is valued at £11.47 million.

The acquisition of Aptamera is conditional on approval by a majority of Aptamera's shareholders on or before February 2nd, and upon fulfilment of certain pre-closing conditions. The Antisoma Board is confident that the transaction will receive the necessary approvals.

uncertainties may be associated with product discovery and
development, including statements regarding the company's clinical
development programmes, the expected timing of clinical trials and
regulatory filings. Such statements are based on management's current
expectations, but actual results may differ materially.

Notes to Editors

Background on Aptamera
Aptamera is a privately-held drug development company based in
Kentucky, USA. Aptamera was formed to discover, develop and
commercialise new anti-cancer drugs that use a completely new and
unique mechanism of anti-tumour action. The drugs target a protein
termed nucleolin, which is found in the nucleus of all cell types,
but is also found on the cell surface of cancer cells. Aptamera's
core intellectual property surrounds cell-surface nucleolin as an
anti-proliferative target and drugs that bind to it. Extensive
preclinical testing has demonstrated a clear correlation between the
presence of cell-surface nucleolin and the ability to inhibit tumour
cell growth using Aptamera drugs. For further information about
Aptamera please visit www.aptamera.com.

Background on Antisoma
Based in London, UK, Antisoma is a biopharmaceutical company that
develops novel products for the treatment of cancer. Antisoma fills
its development pipeline by acquiring promising new product
candidates from internationally recognised academic or cancer
research institutions. Its core activity is the preclinical and
clinical development of these drug candidates. In November 2002,
Antisoma formed a broad strategic alliance with Roche to develop and
commercialise products from Antisoma's pipeline. Please visit
www.Antisoma.com for further information about Antisoma.

Aptamers
Aptamers are drugs made up of a short sequence of nucleotides - the
building blocks found in DNA and RNA, with modifications that cause
the drug molecule to fold into a stable three-dimensional structure.
Structures can be produced that interact with particular proteins,
allowing aptamers to be used as specific inhibitors of a protein's
function. In December 2004, Eyetech and Pfizer's Macugen for 'wet'
age-related macular degeneration (AMD) became the first aptamer drug
to receive approval from the US Food and Drug Administration.

James Graham Brown Cancer Center
The Brown Cancer Center at the University of Louisville, Kentucky,
USA, treats a wide range of cancers and is recognised across the US
for its clinical care, research, prevention, education, and community
outreach efforts. As the region's premier cancer facility, it is
dedicated to making scientific discoveries that lead to medical
recoveries-helping more patients survive cancer and recover their
health.

- ---END OF MESSAGE---

Close

Regulatory Announcement

Go to market news section   ♣ Free annual report   ⌁   🖶

Company	Antisoma plc
TIDM	ASM
Headline	Holding(s) in Company
Released	15:44 04-Jan-05
Number	974956

Holding(s) in Company

London, UK, 4 January 2005 - Antisoma plc was notified on 31 December
2004 by Scottish Widows Investment Partnership that it has increased
its holding in the company and now has a beneficial interest of
8,973,470 ordinary shares in Antisoma, representing 3.37% of
Antisoma's current issued ordinary share capital.

- END -

Enquires:
Dr Daniel Elger, Head of Corporate Communications
Antisoma plc
+44 (0)20 8799 8200

- ---END OF MESSAGE---
Copyright © Hugin ASA 2005. All rights reserved.

Close

Regulatory Announcement

Go to market news section

RECEIVED

2005 JUN 28 A II: 7 2

... CE OF INTER. ...
.. RPORATE F. ...

 
Company	Antisoma plc
TIDM	ASM
Headline	AGM Statement
Released	07:02 24-Nov-04
Number	970093

Result of Annual General Meeting

24 November 2004, London, UK: Antisoma plc (LSE: ASM), Cancer drug
developer Antisoma, today announces that all resolutions at
yesterday's Annual General Meeting were passed.

Proxy votes relating to the resolutions set out in the AGM Notice can
be viewed at www.antisoma.com

   Enquiries:

Antisoma plc

Raymond Spencer,   Tel: +44 (0)20 8799 8200
Chief Financial Officer

About Antisoma
Based in London, UK, Antisoma is a biopharmaceutical company that
develops novel products for the treatment of cancer. The Company
fills its development pipeline by acquiring promising new product
candidates from internationally recognised academic or cancer
research institutions. Its core activity is the preclinical and
clinical development of these drug candidates. Antisoma forms
partnerships with pharmaceutical companies to bring its products to
market. In November 2002, Antisoma formed a broad strategic alliance
with Roche to develop and commercialise products from Antisoma's
pipeline. Please visit www.antisoma.com for further information about
Antisoma.

- ---END OF MESSAGE---

Close

Regulatory Announcement

Go to market news section

Company	Antisoma plc
TIDM	ASM
Headline	AGM Statement
Released	07:01 23-Nov-04
Number	969878

Antisoma AGM update:
AS1404 lung cancer trial on track; ovarian and prostate studies
confirmed
Lead candidate for trials selected from TTA programme

London UK, 23 November 2004 - Speaking at today's Annual General
Meeting of Antisoma plc (LSE:ASM), Chairman Dr Barry Price will
review progress in the Company's pipeline of cancer drugs and
highlight the latest developments in the AS1404 and TTA programmes:

'Our vascular targeting agent AS1404 is now in a phase II programme
designed to evaluate its efficacy in combination with other
treatments. This places us amongst the leaders in an exciting new
approach to cancer therapy based on opening a 'second front' by
attacking tumour blood vessels at the same time as using established
drugs to target the cancer directly. Treatment of patients has begun
in our first combination study, which is evaluating AS1404 alongside
carboplatin and paclitaxel in non-small cell lung cancer. We are
therefore on track to report the first efficacy findings from this
study during next year. I can now confirm that we plan to start
further trials in ovarian and prostate cancers in the first half of
2005. As with the lung cancer study, these trials will evaluate the
benefit of adding AS1404 to approved cancer treatments: paclitaxel
and carboplatin in the ovarian study and docetaxel in the prostate
study. We have extensive preclinical data showing enhanced
anti-cancer effects when AS1404 is added to other treatments
including paclitaxel and docetaxel.

Two other Antisoma drugs are in phase I trials, both in the United
States. Roche is evaluating R1550 in breast cancer and we are testing
AS1405 in the brain cancer glioma. Results of the R1550 study are
expected during 2005. We also expect to have sufficient data from the
glioma study to take AS1405 into a phase II programme during next
year.

Our preclinical effort is now focused on three priority programmes,
TTAs (telomere targeting agents), AS1409 and AS1406, each of which
has broad potential against a range of cancers. Antisoma recently
presented further promising data showing the ability of our first TTA
agent to block the growth of prostate cancer in a human xenograft
model. I now announce that we have selected a lead compound from the
TTA programme to take forward into clinical trials under the name
AS1410.

With these developments 2005 will be an important year for us, as all
three of our drugs in the clinic will reach major development
milestones. We continue to evaluate opportunities to further enhance
our pipeline, and intend to add another clinical product to our
portfolio within the next few months.'

Enquiries:		
Antisoma plc		
Glyn Edwards, Chief Executive Officer	Tel: +44 (0)20 8799 8200	
Financial Dynamics		
Julia Phillips	Tel: +44 (0)20 7831 3113	
De Facto Communications (mainland Europe)		
Richard Anderson	Tel: +44 (0)20 7940 1000	

Except for the historical information presented, certain matters
discussed in this statement are forward looking statements that are
subject to a number of risks and uncertainties that could cause
actual results to differ materially from results, performance or
achievements expressed or implied by such statements. These risks and
uncertainties may be associated with product discovery and
development, including statements regarding the company's clinical
development programmes, the expected timing of clinical trials and
regulatory filings. Such statements are based on management's current
expectations, but actual results may differ materially.

Explanatory notes
Vascular targeting agents attack tumours by selectively disrupting
their established blood supply, an approach distinct from
anti-angiogenesis drugs that block the growth of new vessels into
tumours.

About Antisoma
Based in London, UK, Antisoma is a biopharmaceutical company that
develops novel products for the treatment of cancer. The Company
fills its development pipeline by acquiring promising new product
candidates from internationally recognised academic or cancer
research institutions. Its core activity is the preclinical and
clinical development of these drug candidates. Antisoma forms
partnerships with pharmaceutical companies to bring its products to
market. In November 2002, Antisoma formed a broad strategic alliance
with Roche to develop and commercialise products from Antisoma's

pipeline. Please visit www.antisoma.com for further information about
Antisoma.

- ---END OF MESSAGE---

Close

Regulatory Announcement

Go to market news section   RECEIVED

Company	Antisoma plc
TIDM	ASM
Headline	Director Shareholding
Released	09:52 16-Nov-04
Number	969274

2005 JUN 28 A II: 12

TICE OF INTE....ATI....
CORPORATE FIN....

Payment of Directors' Fees in Shares

London UK, 16 November 2004 - Pursuant to a resolution of the Board
of Directors, certain non-executive directors of the cancer drug
developer Antisoma have agreed, until further notice to the Company,
to take up to 50% of their future fees in ordinary shares of Antisoma
plc.

```
+--------------------------------------------+-----------------------------+
| Enquiries:                                 |                             |
|--------------------------------------------+-----------------------------|
|                                            |                             |
|--------------------------------------------+-----------------------------|
| Antisoma plc                               |                             |
|--------------------------------------------+-----------------------------|
| Raymond Spencer, Chief Financial           | Tel: +44 (0) 20 8799        |
| Officer                                    | 8200                        |
+--------------------------------------------+-----------------------------+
```

- ---END OF MESSAGE---

Close

Regulatory Announcement

Go to market news section

♣ Free annual report

Company	Antisoma plc
TIDM	ASM
Headline	Director Shareholding
Released	11:26 09-Nov-04
Number	968233

Holding(s) in Company

London, UK, 9 November 2004, - Michael Pappas, non-executive director
of the cancer drug developer Antisoma, notified the Company on 8
November 2004 that he has purchased 17,265 Ordinary Shares of 1p each
in the Company at 17.22 pence per share. His holding after the event
is 390,034 Ordinary shares which represents 0.15 % of the Company's
issued share capital.

- END -

Enquires:
Antisoma plc
Raymond Spencer, Chief Financial Officer +44 (0)20 8799 8200

- ---END OF MESSAGE---

Close

Regulatory Announcement

Go to market news section

 

RECEIVED

2005 JUN 28 A 11: 12

OFFICE OF INTER 1/
CORPORATE F

Company	Antisoma plc
TIDM	ASM
Headline	Research Update
Released	07:01 04-Nov-04
Number	967284

Antisoma telomere targeting agent stops tumour growth in prostate cancer model

London UK, 4 November 2004 – Cancer drug developer Antisoma today presents new data showing that one of its telomere targeting agents (TTAs) rapidly blocks prostate tumour growth in a human xenograft model. While in untreated control animals tumours grew to lethal size within 10 days, animals given the TTA experienced a halt in tumour growth at around day 7 and survived to the experiment's end on day 25. These findings extend the range of cancers shown to be susceptible to Antisoma's TTAs and demonstrate that the drugs have profound effects on tumour growth even when used as a sole treatment.

The presentation will be given by Antisoma's Head of Research, Professor Lloyd Kelland, at the AACR Special Conference on The Role of Telomeres and Telomerase in Cancer in San Francisco. It comes as the Company, working with the Cancer Research UK Group led by Professor Stephen Neidle at the London School of Pharmacy, nears completion of work to select a lead candidate from the TTA programme for clinical trials.

Professor Kelland commented 'What's really exciting about these TTAs is the speed of their anti-tumour effects. We're not having to wait for many rounds of cell division before the effects kick in, which was a major concern with earlier drugs that were pure telomerase inhibitors.'

Enquiries:	
Antisoma plc	
Daniel Elger, Head of Corporate Communications	Tel: +44 (0) 7909 915 068
Office switchboard	Tel: +44 (0) 20 8799 8200
Financial Dynamics	
Julia Phillips	Tel: +44 (0)20 7831 3113

```
| De Facto Communications (mainland Europe) |                      |
|-------------------------------------------+----------------------|
| Richard Anderson                          | Tel: +44 (0)20 7490  |
|                                           | 1000                 |
|-------------------------------------------+----------------------|
|                                           |                      |
+------------------------------------------------------------------+
```

Except for the historical information presented, certain matters
discussed in this statement are forward looking statements that are
subject to a number of risks and uncertainties that could cause
actual results to differ materially from results, performance or
achievements expressed or implied by such statements. These risks and
uncertainties may be associated with product discovery and
development, including statements regarding the company's clinical
development programmes, the expected timing of clinical trials and
regulatory filings. Such statements are based on management's current
expectations, but actual results may differ materially.

Notes for Editors:

About telomere targeting agents (TTAs)
Antisoma has three drugs in clinical trials and three priority
preclinical projects, one of which is the TTA programme. The TTAs
under development at Antisoma were invented by Professor Stephen
Neidle at the Institute of Cancer Research and the London School of
Pharmacy. They were licensed by Antisoma through Cancer Research
Technology, which is part of Cancer Research UK.

Telomeres are protective regions found at the ends of chromosomes
(the structures into which DNA is packaged in each cell of the body).
In normal cells, they shorten slightly with each round of cell
division until they become critically short, causing the cell to
enter the self-destruct programme of apoptosis. Most cancer cells
make the enzyme telomerase, which maintains the length of telomeres
and allows the cells to avoid apoptosis. A number of drugs have been
developed that inhibit telomerase. These are generally characterised
by a slow onset of action because they require rounds of cell
division to 'run down' the telomeres to the point where apoptosis
ensues. TTAs by contrast act more rapidly, binding to the telomere
itself and destabilising it. One clear effect is the uncapping of
chromosome ends leading to lethal end-to-end chromosome fusions. The
action of TTAs is believed to involve prevention of telomerase
binding to the telomere. However, it must have other facets because
the drugs show broad effectiveness against cancer cell lines,
including the minority that use alternative, non-telomerase
mechanisms to maintain their telomeres.

About Antisoma
Based in London, UK, Antisoma is a biopharmaceutical company that
develops novel products for the treatment of cancer. The Company
fills its development pipeline by acquiring promising new product
candidates from internationally recognised academic or cancer
research institutions. Its core activity is the preclinical and
clinical development of these drug candidates. Antisoma forms
partnerships with pharmaceutical companies to bring its products to
market. In November 2002, Antisoma formed a broad strategic alliance
with Roche to develop and commercialise products from Antisoma's
pipeline. Please visit www.antisoma.com for further information about
Antisoma.

- ---END OF MESSAGE---

Close

Regulatory Announcement

Go to market news section

Company	Antisoma plc
TIDM	ASM
Headline	New lymphoma data support Antisoma's plans for AS1406
Released	07:01 06-Oct-04
Number	963151

London UK, 6 October 2004 - Cancer drug development company Antisoma plc (LSE:ASM) will today present further promising data for its targeted apoptosis drug AS1406. Speaking at the Human Antibodies and Hybridoma meeting in Dublin, Antisoma's Chief Scientific Officer Dr Nigel Courtenay-Luck will reveal new data from the US National Cancer Institute showing that mice with advanced lymphomas live significantly longer when treated with AS1406 and that this effect is maintained even at doses tenfold lower than those previously tested.

Dr Courtenay-Luck said, 'We've shown that AS1406 achieves powerful anti-cancer effects even at very low doses, underlining the potency of this agent and supporting our plans to take the product forward into clinical trials'

Enquiries:	
Antisoma plc	
Daniel Elger, Head of Corporate Communications	Tel: +44 (0) 7909 915 068
Office switchboard	Tel: +44 (0) 20 8799 8200
Financial Dynamics	
Julia Phillips	Tel: +44 (0)20 7831 3113
De Facto Communications (mainland Europe)	
Richard Anderson	Tel: +44 (0)20 7490 1000

Except for the historical information presented, certain matters discussed in this statement are forward looking statements that are

subject to a number of risks and uncertainties that could cause
actual results to differ materially from results, performance or
achievements expressed or implied by such statements. These risks and
uncertainties may be associated with product discovery and
development, including statements regarding the company's clinical
development programmes, the expected timing of clinical trials and
regulatory filings. Such statements are based on management's current
expectations, but actual results may differ materially.

Notes for Editors:

About AS1406
AS1406 is one of three preclinical programmes being prioritised by
Antisoma in addition to the three drugs the Company has in clinical
trials. AS1406 has shown activity against both solid tumours and
blood cancers in preclinical models. The drug has two components: an
antibody, which allows it to bind to and get inside cancer cells, and
the enzyme RNase, which then kills these cells. AS1406 has been
developed under a CRADA (Collaborative Research and Development
Agreement) with the United States National Cancer Institute.

About Antisoma
Based in London, UK, Antisoma is a biopharmaceutical company that
develops novel products for the treatment of cancer. The Company
fills its development pipeline by acquiring promising new product
candidates from internationally recognised academic or cancer
research institutions. Its core activity is the preclinical and
clinical development of these drug candidates. Antisoma forms
partnerships with pharmaceutical companies to bring its products to
market. In November 2002, Antisoma formed a broad strategic alliance
with Roche to develop and commercialise products from Antisoma's
pipeline. Please visit www.antisoma.com for further information about
Antisoma.

- ---END OF MESSAGE---
Copyright © Hugin ASA 2004. All rights reserved.

[Close]

Regulatory Announcement

Go to market news section

Company	Antisoma plc
TIDM	ASM
Headline	Annual report & accounts
Released	07:00 30-Sep-04
Number	962348

[♣ Free annual report]

Antisoma plc (LSE:ASM) announce that its annual report and accounts
for the year ended 30 June 2004 are available on the Company's
website at www.antisoma.com

Printed copies may be requested by e-mail (enquiries@antisoma.com),
telephone (+44 (0)20 8799 8200), fax (+44 (0)20 8799 8201) or post to
Antisoma plc, West Africa House, Hanger Lane, Ealing, London W5 3QR,
UK).

Copies have been sent to shareholders, together with notification of
the Company's Annual General Meeting and proxy voting form.

- ---END OF MESSAGE---
Copyright © Hugin ASA 2004. All rights reserved.

[Close]

Regulatory Announcement

Go to market news section

[♠ Free annual report] 📈 🖨

Company	Antisoma plc
TIDM	ASM
Headline	Statement re Company share option plan grants
Released	07:01 29-Sep-04
Number	962254

London, UK, 29 September 2004: Pursuant to Part A and Part B of the Antisoma plc Company Share Option Plan, Antisoma plc has granted options over ordinary shares of 1 pence each to Directors, senior executives and other employees at an exercise price of 14 pence per share, as follows:

Director/senior executive	Number of shares under option
Glyn Edwards	359,452
Raymond Spencer	156,852
Ursula Ney	235,278

Other employees were granted options over a total of 1,653,667 shares. These options reflect the Company's practice of making biannual awards of share options following the release of the financial half-year and annual results.

The options are subject to fulfilment of certain performance and other conditions. They have a date of grant of 21 September 2004 and will normally become exercisable for a seven year period commencing on 21 September 2007.

Mr Edwards, Mr Spencer and Dr Ney, as directors, notified Antisoma plc of their respective interests in these shares on 29 September 2004.

Enquiries

Antisoma plc
Raymond Spencer, Chief Financial Officer
Tel: +44 (0)20 8799 8200

- ---END OF MESSAGE---

[Close]

Regulatory Announcement

Go to market news section

 

Company	Antisoma plc
TIDM	ASM
Headline	Antisoma's preliminary results for the year ended 30 June 2004
Released	07:01 16-Sep-04
Number	960785

16 September 2004, London, UK: Cancer drug development company
Antisoma plc (LSE: ASM) today announces its preliminary results for
the year ended 30 June 2004.

Announced today

* AS1404 starts phase II combination programme: trial centres open
   for recruitment of patients with non-small cell lung cancer

Key developments 2003/2004

Clinical pipeline
  * AS1404 completes phase I trials
  * AS1405 begins phase I trials against brain cancer glioma
  * R1549 discontinued after phase III trial results

Licensing deals
  * Programme of telomere targeting agents (TTAs) licensed from
    Cancer Research Technology
  * ATTACK programme fully acquired from collaboration with
    EMD-Lexigen (in July 2004)

Management and finances
  * Ursula Ney appointed as Chief Operating Officer
  * £14.1 million raised through placing and open offer
  * Cash and liquid resources at 30 June 2004 of £38.8 million (2003:
    £34.0 million), representing 14.6p per share*
  * Full-year net loss reduced to £0.6 million (2003: £3.3 million)
  * Revenues increased to £18.1 million (2003: £11.8 million)

Commenting on the results, Glyn Edwards, Chief Executive Officer of
Antisoma, said: 'Today's announcement highlights our strong financial
position and important advances in our cancer drug portfolio.
Starting phase II trials on AS1404 puts us amongst a very small group
of companies that have reached efficacy studies with vascular
targeting agents, drugs that attack established tumour blood vessels
and therefore have potential against a wide variety of cancers.'

Enquiries:

Antisoma plc
Tel: +44 (0)20 8799 8200
Glyn Edwards, Chief Executive Officer
Raymond Spencer, Chief Financial Officer

Financial Dynamics
Julia Phillips
Tel: +44 (0) 20 7269 7187
Mob: +44 (0) 7770 827 263

The full text of Antisoma's annual report will be available on the
Company website http://www.antisoma.com from 30 September 2004.

*Cash per share is calculated by dividing cash and liquid resources
of £38.8m at 30 June 2004 by the number of ordinary shares in issue
at 30 June 2004, being 266,076,589 ordinary shares.

Except for the historical information presented, certain matters
discussed in this statement are forward looking statements that are.
subject to a number of risks and uncertainties that could cause
actual results to differ materially from results, performance or
achievements expressed or implied by such statements. These risks and
uncertainties may be associated with product discovery and
development, including statements regarding the company's clinical
development programmes, the expected timing of clinical trials and
regulatory filings. Such statements are based on management's current
expectations, but actual results may differ materially.

 Joint Chief Executive and Chairman's Statement

Antisoma has had a year of mixed fortunes, providing a good
illustration of both the risks and the potential in the drug
development business. The year's events also serve to highlight the
steps we have taken over a number of years to manage the risks
intrinsic to our business, and how we have prepared the Company to
make the most of future opportunities.

When R1549 failed to demonstrate a benefit in its pivotal trial, we
experienced a major share price fall and lost the prospect of
reaching profitability in the short term. This was not the outcome we
had hoped for but it was one of the results we had planned for,
knowing that even amongst drugs reaching phase III trials there is a
significant possibility of failure. When the R1549 result was
announced in April, we were in the advantageous position of having
three other drugs in clinical trials, each based on different
technology, as well as a promising pipeline of preclinical drugs and
almost £40 million in cash. The depth and diversity of our pipeline
and the availability of resources to advance it were the result of
the Group's long-term vision to acquire and develop a robust
pipeline, thereby avoiding dependence on a single product candidate.

Progress across the remainder of our pipeline has been solid. We have
secured new cash resources to advance priority programmes such as
AS1404 and to add further to our drug portfolio. We have also
strengthened our management team to deal with the increasing scale
and diversity of our operations. Our partnership with Roche remains
strong and we look forward to entering the third year of our alliance
whereby Roche co-develops products from the Antisoma pipeline and
will commercialise those that reach the market. This alliance
continues to be a positive endorsement of our technology and
expertise in oncology.

Progress across the pipeline
In March we announced that AS1404 had successfully completed phase I
trials and would be progressing to a phase II programme of
combination studies. Today we announced the start of the first such
study, combining AS1404 with carboplatin and paclitaxel in the
treatment of non-small cell lung cancer. This makes us one of the
leading companies in the development of 'vascular targeting agents',
drugs designed to shut down established tumour blood vessels.

Also in March we announced the entry to clinical trials of AS1405, an
antibody-based drug for the brain cancer glioma. A trial in the

United States is evaluating AS1405 given to patients who have
suffered a relapse of their cancer after initial treatment. These
patients have then had their tumours surgically removed, and are
receiving the drug as an additional treatment, with the aim of
preventing or delaying further regrowth of the cancer. As the
prognosis for glioma patients, especially those with recurrent
disease, is very poor, the need for new treatments is urgent. The
phase I trial will provide information on safety and dosing as well
as looking for any signs of anti-tumour activity.

Our third clinical product, R1550, has now been successfully
transferred to Roche for development. A phase I trial in the US is
recruiting patients with metastatic (spreading) or locally advanced
breast cancer, building on an earlier trial which showed that the
drug was well tolerated in breast cancer patients.

New products licensed
We have licensed two exciting programmes into our preclinical
pipeline during the year. In September 2003, we acquired a programme
of telomere targeting agents (TTAs) from Cancer Research Technology.
These drugs, developed at the Institute of Cancer Research and the
London School of Pharmacy by Professor Stephen Neidle, work by
interfering with 'telomeres', structures found at the end of each of
the chromosomes into which human DNA is packaged. Telomeres are
fundamental to the immortality that allows cancer cells to grow
unchecked, so drugs that disrupt them have broad potential as cancer
therapeutics.

In November, we announced that we had been collaborating with
EMD-Lexigen, a subsidiary of Merck KGaA, on a programme to combine a
cytokine - a protein messenger that acts as a co-ordinator in the
immune system - called IL12 with one of Antisoma's tumour-targeting
antibodies, BC1. We describe such combinations as ATTACK (Antitumour
Therapy with Targeting Antibodies and CytoKines). Having presented
promising animal data at the American Association of Cancer Research,
we announced in July 2004 that we had bought out Lexigen's half-stake
in the programme and would accelerate its progress towards clinical
trials under the name AS1409.

Management strengthened
In February, we welcomed Dr Ursula Ney to the newly-created position
of Chief Operating Officer and to the Board of Antisoma plc. Dr Ney
has a wealth of experience in all aspects of drug development, gained
in both large pharmaceutical and biotech companies. Reporting to Glyn
Edwards, she is now responsible for both the company's established
development programmes and the acquisition of new drugs by
in-licensing. We also welcomed Birgit Norinder as a new Non-Executive
Director during the year. Ms Norinder serves on the boards of a
number of biotechnology companies, and previously held senior
executive positions in R&D in several international pharmaceutical
companies.

Robust finances
We ended the year with approximately £39 million in cash and liquid
resources compared with £34 million last year. Ongoing investment in
an increasingly broad pipeline of cancer drug candidates led to an
increase in our operating expenses to £21.2 million from £17.2
million last year. Notwithstanding this increased investment, we
have successfully enhanced our cash resources through a placing and
open offer, which raised £14.1 million net of expenses in December
2003, and through our strategic alliance with Roche.

Our revenues increased to £18.1 million from £11.8 million last year.
This reflects reimbursement by Roche of development costs incurred

for R1549 and R1550 during the period of £8.7 million (2003: £5.2 million) and ongoing recognition of revenues from upfront payments made under our 2002 deal with Roche of £9.4 million (2003: £5.3 million; this leaves £8.5 million that will be recognised in future periods). The increased revenues mean that, despite the increase in our operating expenses, our losses fell from £3.3 million last year to £0.6 million in 2004, representing a loss per share of 0.25p (2003:1.5p).

Our operating expenses of £21.2 million constituted £16.6 million for research and development costs (2003: £13.0 million) and £4.6 million (2003: £4.2 million) for administrative expenses. Development costs on R1549 were £5.7 million (2003: £5.0 million), whilst expenditure on our other products increased from £8.0 million in 2003 to £10.9 million this year. The Directors expect that total development expenditure will be lower in 2005 following discontinuation of the R1549 programme and full transfer of the R1550 programme to Roche.

Net cash outflow from operating activities in the year was £9.6 million compared to an inflow of £9.2 million last year. This was due principally to the operating loss adjusted for the recognition of revenues from Roche that were received in the year ended 30 June 2003.

Significant newsflow ahead
Antisoma moves into the next year with confidence based on the depth and diversity of our cancer drug pipeline, our ongoing partnership with Roche and our strong cash position. The start of phase II trials of AS1404 is indicative of Antisoma's determination to push its products forward and realise their value. Our goal is to progress multiple products through late-stage development to create the best possible chance that one or more will reach the market within the next few years. Commercialisation of any of our products would generate substantial shareholder returns. To maximise our chances of success, we will continue to enhance our product portfolio, including the acquisition of a clinical phase product to further strengthen our later stage pipeline.

Glyn Edwards
Chief Executive Officer

Barry Price
Chairman

Consolidated profit and loss account
for the year ended 30 June 2004

	2004 unaudited £'000	2003 audited £'000
Revenue	18,118	11,837
Operating expenses	(21,244)	(17,212)
Operating loss	(3,126)	(5,375)
Interest receivable	1,340	978
Loss on ordinary activities before taxation	(1,786)	(4,397)

	1,178	1,098
Taxation on ordinary activities

Loss on ordinary activities after taxation and retained loss for the year

	(608)	(3,299)
	=====	=====

Loss per 1p share

Basic and diluted

	0.25p	1.5p
	=====	=====

Consolidated balance sheet
as at 30 June 2004

	2004 unaudited £'000	2003 audited £'000
Fixed assets		
Tangible assets	1,280	263
Current assets		
Debtors	2,167	3,529
Short-term deposits	22,381	31,854
Cash at bank and in hand	16,452	2,141
	41,000	37,524
Creditors: amounts falling due within one year	(10,291)	(13,013)
Net current assets	30,709	24,511
Total assets less current liabilities	31,989	24,774
Creditors: amounts falling due after more than one year	(2,485)	(8,715)
Provisions for liabilities and charges	(12)	(70)
Net assets	29,492	15,989
	=====	=====
Capital and reserves		
Called up share capital	6,993	6,613
Share premium account	69,683	55,952
Other reserves	4,300	4,300
Profit and loss account	(51,484)	(50,876)
Total shareholders' funds	29,492	15,989
	=====	=====
Shareholders' funds analysed as:		
Equity shareholders' funds	25,160	11,657
Non-equity shareholders' funds	4,332	4,332
	29,492	15,989
	=====	=====

Consolidated cash flow statement
for the year ended 30 June 2004

	2004 unaudited £'000	2003 audited £'000
Net cash (outflow)/inflow from operating activities	(9,616)	9,185
Returns on investments and servicing of finance		
Interest received	1,318	897
Net cash inflow from taxation	1,178	1,098
Capital expenditure and financial investment		
Purchase of tangible fixed assets	(1,458)	(212)
Sale of tangible fixed assets	2	1
Purchase of intangible fixed assets	(697)	-
Net cash outflow for capital expenditure and financial investment	(2,153)	(211)
Net cash (outflow)/inflow before management of liquid resources and financing	(9,273)	10,969
Management of liquid resources		
Sale/(purchase) of current asset investments	9,473	(13,895)
Financing		
Issue of shares	15,204	4,147
Expenses paid in connection with share issues	(1,093)	-
	14,111	4,147
Increase in cash	14,311	1,221

Notes to the financial statements
for the year ended 30 June 2004

1. Basis of reporting

The preliminary financial statements have been prepared in accordance
with UK Generally Accepted Accounting Principles ('UK GAAP') on the
basis of the accounting policies set out in the Group's 2003
statutory accounts. In addition, the Group has adopted the provisions
of FRS5 Application note G 'Revenue recognition', which has had no
impact on the amounts recognised in current or prior years. The
statements were approved by the Board of Directors on 14 September
2004 and are unaudited.

As set out in the Joint Chief Executive and Chairman's Statement the
Company ended the year with approximately £39 million in cash and
liquid resources. The Directors are confident that the Group has
sufficient funds to meet the requirements of the business for the
foreseeable future. The financial information in this preliminary
statement is therefore prepared on a going concern basis.

2. Operating expenses

	2004 unaudited £'000	2003 audited £'000
Administrative expenses	4,660	4,179
Research and development	16,584	13,033
Total operating expenses	21,244	17,212

3. Reconciliation of operating loss to net cash flow from operating activities

	2004 unaudited £'000	2003 audited £'000
Operating loss	(3,126)	(5,375)
Depreciation (net of disposals)	440	179
Amortisation of intangibles	697	–
Decrease/(increase) in debtors	1,383	(2,551)
(Decrease)/increase in creditors	(9,010)	16,932
Net cash (outflow)/inflow from operating activities	(9,616)	9,185

4. Reconciliation of net cash flow to movement in net funds

	2004 unaudited £'000	2003 audited £'000
Increase in cash for the year	14,311	1,221
Cash (inflow)/outflow from (sale)/purchase of current asset investments	(9,473)	13,895
Movement in net funds in the year	4,838	15,116
Net funds at start of the year	33,995	18,879
Net funds at end of the year	38,833	33,995

5. Reconciliation of movements in Group shareholders' funds

	2004 unaudited £'000	2003 audited £'000
Opening shareholders' funds	15,989	15,141
Issue of shares	15,204	4,147
Expenses of share issue	(1,093)	–
Loss for the year	(608)	(3,299)

```
                                   ---------- ----------
Closing shareholders' funds          29,492     15,989
                                   =====      =====
```

The financial information set out in the announcement does not constitute the Group's statutory accounts for the years ended 30 June 2004 or 2003 within the meaning of section 240 of the Companies Act 1985. The financial information for the year ended 30 June 2003 is derived from the statutory accounts for that year which have been delivered to the Registrar of Companies and which are available on request from the Company Secretary, Antisoma plc, West Africa House, Hanger Lane, London, W5 3QR. The auditors' report on those accounts was unqualified and did not contain a statement under either section 237 (2) or 237 (3) of the Companies Act 1985. The statutory accounts for the year ended 30 June 2004 will be finalised on the basis of the financial information presented by the Directors in this preliminary announcement and will be delivered to the Registrar of Companies following the Company's Annual General Meeting.

- ---END OF MESSAGE---
Copyright © Hugin ASA 2004. All rights reserved.

[Close]

Regulatory Announcement

Go to market news section

Free annual report

Company	Antisoma PLC
TIDM	ASM
Headline	Holding(s) in Company
Released	16:22 14-Sep-04
Number	9586C

Holding(s) in Antisoma

London UK, 14 September 2004– Antisoma plc (LSE: ASM) was notified on 13 September 2004 that GNI Limited no longer holds a disclosable interest of shares in the company.

Enquiries:
Antisoma plc
Raymond Spencer   **Tel: +44 (0)20 8799 8200**

END

Close

Regulatory Announcement

Go to market news section

Company	Antisoma PLC
TIDM	ASM
Headline	Holding(s) in Company
Released	07:00 25-Aug-04
Number	2710C

RECEIVED

2005 JUN 28   A 11: 12

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

 Free annual report

BVF Increases Holding in Antisoma

London UK, 25 August 2004 – Cancer drug development company Antisoma plc (LSE:ASM) has been informed that BVF Partners L.P. has acquired an additional interest in the shares of the Company. As of 23 August 2004, BVF held 15,500,000 ordinary 1p shares, representing 5.82% of Antisoma's current issued ordinary share capital.

Enquiries:

Antisoma plc
Raymond Spencer   **Tel: +44 (0)20 8799 8200**

END

Close

Regulatory Announcement

 Free annual report

Company	Antisoma PLC
TIDM	ASM
Headline	Research Update
Released	07:00 26-Jul-04
Number	1942B

Antisoma gains exclusive rights to develop ATTACK agent BC1-IL12

London UK, 26 July 2004 — Cancer drug development company Antisoma plc (LSE: ASM) today announces that it has gained exclusive rights over the drug BC1-IL12 and will now accelerate the agent's development. This follows Antisoma's acquisition of EMD Lexigen's half stake in the programme through the licensing of technology as detailed below.

BC1-IL2, which will now be known as AS1409, is an ATTACK (Antitumour Therapy with Targeting Antibodies and CytoKines) agent made using Lexigen's 'immunocytokine' technology to combine the cytokine IL12 with Antisoma's tumour-targeting antibody BC1.

Antisoma will prepare AS1409 for clinical trials, building upon promising data presented earlier this year at the American Association of Cancer Research (AACR) meeting. The drug significantly reduced the growth of tumours in mice carrying human colon, prostate and skin cancers. In a model of metastatic (spreading) lung cancer, coverage of lung surfaces by tumour was 99% lower with AS1409 than with a control.

Antisoma CEO Glyn Edwards said, "Clinical trials have shown that IL12 used alone has remarkable anti-cancer actions, but these are overshadowed by side effects. AS1409 seeks to harness the power of IL12 by combining it with an antibody that focuses its actions specifically on tumours. With promising preclinical data in a variety of cancers we are keen to push this drug forward, and believe that it will be a strong candidate for inclusion into our strategic alliance with Roche."

Enquiries:	
Antisoma plc	
Glyn Edwards, Chief Executive Officer	**Tel: +44 (0)20 8799 8200**
Financial Dynamics	
Julia Phillips	**Tel: +44 (0)20 7831 3113**
De Facto Communications (mainland Europe)	
Yvonne Alexander	**Tel: +44 (0)20 7940 1000**

Notes for Editors:

About the licensing deal
EMD Lexigen Research Center Corp is an affiliate of Merck KGaA, Darmstadt, Germany.
Antisoma has acquired an exclusive, worldwide license to EMD Lexigen's half-stake in the
intellectual property arising from a jointly conducted research programme and has licensed other
technology from EMD Lexigen, EMD Pharmaceuticals, Inc. and Biovation Ltd., also affiliates of
Merck KGaA.

About Antisoma
Based in London, UK, Antisoma is a biopharmaceutical company that develops novel products for
the treatment of cancer. The Company fills its development pipeline by acquiring promising new
product candidates from internationally recognised academic or cancer research institutions. Its core
activity is the preclinical and clinical development of these drug candidates. Antisoma forms
partnerships with pharmaceutical companies to bring its products to market. In November 2002,
Antisoma formed a broad strategic alliance with Roche to develop and commercialise products from
Antisoma's pipeline. Please visit www.antisoma.com for further information about Antisoma.

About EMD Lexigen Research Center
EMD Lexigen Research Center is a research-driven company focused on developing new
generations of therapies for cancer and other serious and life-threatening diseases. EMD Lexigen is a
subsidiary of Merck KGaA, Darmstadt, Germany. Its research center, located in the Route 128
Biotech Corridor near Boston, Mass., is a hub for Merck KGaA's biological pharmaceutical research
activities, emphasizing advanced pharmaceutical platform technologies and novel drugs.

END

Close

Regulatory Announcement

Go to market news section

RECEIVED

 ♣ Free annual report

2005 JUN 08 A 11: 2

OFFICE OF INTERNAT'L
CORPORATE FIN.

Company	Antisoma PLC
TIDM	ASM
Headline	Holding(s) in Company
Released	14:59 07-Jun-04
Number	4848Z

Holding(s) in Company

London, UK, 7 June 2004, - Antisoma plc has today been informed that BVF Partners L.P. has acquired an interest in 8,500,000 ordinary 1p shares in the Company representing 3.19% of Antisoma's current issued ordinary share capital.

Enquiries:

Antisoma plc
Raymond Spencer, CFO   +44 (0) 208 799 8200

END

Close

Regulatory Announcement

Go to market news section

Company	Antisoma PLC
TIDM	ASM
Headline	3rd Quarter Results
Released	07:00 13-May-04
Number	6147Y

Antisoma plc reports Q3 results

13 May 2004, London, UK: Antisoma plc (LSE:ASM), the biotechnology company developing novel anti-cancer drugs, today announces its results for the three months ended 31 March 2004.

Summary

- Cash and cash equivalents as at 31 March 2004 of £39.7 million vs £34.9 million at 31 March 2003
- Revenues increased to £5.0 million for the quarter from £4.2 million in the same period last year
- Operating loss increased to £1.2 million for the quarter from £0.1 million in the same period last year
- R1549 discontinued following results of phase III ovarian cancer study
- AS1404 completes phase I trials
- AS1405 starts clinical trials in brain cancer
- Ursula Ney joins as Chief Operating Officer

Dr Barry Price, Chairman of Antisoma, commented: "Whilst we were disappointed with the R1549 results, we go forward with confidence as we have three drugs in clinical trials, almost £40 million in the bank and a strong alliance with Roche. We remain focused on adding value to our oncology portfolio, both by advancing existing programmes and by judicious acquisition of new drugs. We are evaluating a range of opportunities and expect to in-license a new clinical product this year."

For further information, please visit the Company's web site at www.antisoma.com or contact:

Antisoma plc	Tel: +44 (0)20 8799 8200
Glyn Edwards, Chief Executive Officer	
Raymond Spencer, Chief Financial Officer	

Financial Dynamics	Tel: +44 (0)20 831 3113
Julia Phillips/Ben Atwell	

Except for the historical information presented, certain matters discussed in this statement are forward looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from results, performance or achievements expressed or implied by such statements. These risks and uncertainties may be associated with product discovery and development, including statements regarding the company's clinical development programmes, the expected timing of clinical trials and regulatory filings. Such statements are based on management's current expectations, but actual results may differ materially.

Chairman's report

We suffered a setback at the end of the April when R1549 was found not to improve outcomes for patients in our ovarian cancer phase III study. Though development of R1549 has now been halted, findings from the trial will be of interest to clinicians concerned with ovarian cancer, and will therefore be presented at the American Society of Clinical Oncology meeting this June. As Roche's William Burns highlighted, results of this kind are unfortunately 'not unexpected in the development of novel treatment modalities.' Recognising the risks intrinsic to drug development, we had taken steps to ensure that our long-term growth prospects were not overly dependent on any one product. We have established a broad pipeline, including three products in

clinical trials as well as a variety of promising preclinical drugs. We also have almost £40 million to support our drug development activities and a strong alliance with Roche, which provides us with a clear route through which to advance more drugs into late-stage trials and towards commercialisation.

AS1404

In March, we successfully completed the third and final phase I study of AS1404 as a monotherapy. We are now preparing plans for a phase II programme of combination studies, which is scheduled to start during the second half of 2004.

AS1404 belongs to a class of drugs called 'vascular targeting agents' that specifically disrupt tumour blood vessels and, as such, the drug has potential against a wide variety of cancers. AS1404 is considered most likely to provide a benefit when used alongside other therapies and it is intended that separate trials will be conducted in different tumour types, each combining AS1404 with an established cancer treatment. In at least one of the trials, AS1404 will be given with taxane drugs because this combination has shown particular promise in preclinical work.

AS1405

During the period, AS1405 started its first clinical trial in patients with a highly malignant brain cancer called glioma. The phase I trial will provide information on safety, dosing and distribution of the drug, as well as looking for any initial signs of anti-tumour activity. Patients included in the study have suffered a relapse of their glioma with regrowth of the tumour after their initial treatment. In the trial, the majority of the new tumour growth is removed by surgery, then AS1405 is injected into the cavity left in the brain. AS1405 is a radiolabelled antibody that binds to a protein found around new tumour blood vessels. It delivers a targeted dose of radiation with the aim of preventing or delaying the relapse of cancer.

Because glioma is a relatively rare cancer, a so-called 'niche indication', AS1405 is not included in Antisoma's alliance with Roche. Antisoma intends to pursue alternative routes to commercialisation, with the intention to maximise its retained share of the product's value. Given the very poor results with current treatments for glioma, Antisoma considers this an attractive opportunity. The Company estimates that on the basis of the need for a suitable surgical history, and taking together newly diagnosed patients and those with recurrent disease, some 29,000 patients could be eligible for the treatment each year in North America, Europe and Japan.

R1550

Recruitment is progressing into the phase I study of R1550 being conducted in the USA by Roche. The drug is being evaluated in women with locally advanced or metastatic (spreading) breast cancer.

Management

We announced in February the appointment of Dr Ursula Ney as Chief Operating Officer. Reporting to CEO Glyn Edwards, her role is to oversee both the company's established drug development programmes and its business development activities. Dr Ney was previously CEO of Charterhouse Therapeutics Ltd and spent thirteen years at Celltech plc, where she was Director of Development from 1993 to 2001 and served on the Celltech plc board from 2000 to 2001.

Financial Review

Results of operations - nine months ended 31 March 2004

Revenues for the nine months ended 31 March 2004 totalled £14.3 million (2003: £7.1 million). Revenues represent amounts earned under the Roche agreements of £6.8 million (2003: £3.0 million) recognised from the (£23.2 million) upfront payment received and £7.5 million (2003: £2.8 million) in relation to the development costs of R1549 and R1550. Revenues in the comparative period also included £1.3 million under the now terminated agreement with Abbott Laboratories. The Roche agreements were signed on 16 November 2002 and the revenues for the comparative period reflect amounts earned from that date.

Operating expenses increased to £16.6 million (2003: £12.3 million), including research and development expenses of £12.7 million (2003: £9.2 million). The increase in operating expenditure represents increased development expenditure in our clinical and preclinical portfolios, the costs associated with the acquisition of additional royalty rights from Cytogen and the in-licensing of the telomerase inhibitor programme together with a general increase in Company activities.

A claim for Research and Development tax relief amounting to £1.2 million on qualifying expenditure for the year ended 30 June 2003 was made in the period. This compares with tax relief claimed in the prior year of £1.1 million.

Losses for the nine months ended 31 March 2004 decreased to £0.2 million (2003: £3.4 million), primarily as a result of the impact of the increased revenues, offset by increased operating expenses.

Results of operations - three months ended 31 March 2004
Revenues for the three months ended 31 March 2004 totalled £5.0 million (2003: £4.2 million), representing £2.3 million (2003: £2.3 million) revenue recognised from the upfront payments received under the Roche agreement and £2.7 million (2003: £1.9 million) in relation to reimbursement of development costs for R1549 and R1550.

Operating expenses of £6.3 million (2003: £4.3 million) include research and development spending of £5.0 million (2003: £3.1 million).

Net profits for the three months to 31 March 2004 were £0.3 million (2003: £0.2 million).

Liquidity and capital resources
Cash at bank and held in short-term investments totalled £39.7 million at 31 March 2004 (£34.9 million at 31 March 2003). Net cash outflow from operating activities for the quarter was £3.4 million (quarter ended 31 March 2003: £7.1 million). The net cash outflow for the nine-month period was £7.5 million compared with a net cash inflow of £10.3 million for the nine months ended 31 March 2003.

Debtors have increased to £4.6 million from £3.6 million at 31 March 2003 as a result of the claim for Research and Development tax relief, which was received shortly after the period end. Creditors have decreased to £15.7 million from £22.9 million at 31 March 2003, largely as a result of the recognition of deferred income relating to the upfront payments received from Roche.

The increase in fixed assets of £1.1 million represents the extension of the office and laboratory facilities and the purchase of associated equipment.

Loss per share
The profit per share for the quarter ended 31 March 2004 was 0.1p (2003: 0.1p - restated to take account of the bonus element of the Placing and Open Offer). Loss per share for the nine months ended 31 March 2003 has decreased from 1.6p (similarly restated) to 0.1p in the nine months ended 31 March 2004, reflecting the impact of the increased revenues from Roche.

Outlook
We expect to make significant advances in our oncology pipeline over the next eighteen months. Our phase II programme of combination studies on AS1404 is planned to start later this year, and multiple trials of this agent will be underway in different cancers during 2005. Key data are expected from a number of our clinical programmes during that year. Management believes that investors' prospects for returns are maximised by having multiple drugs in late-stage trials, as each of these provides short- to medium-term upside potential. We therefore remain committed not only to the development of our existing pipeline products but also to our previously announced plans to add a further clinical product to our portfolio during 2004.

Consolidated profit and loss account
For the nine months ended 31 March 2004

	9 months ended 31 Mar 2004 unaudited £'000	9 months ended 31 Mar 2003 unaudited £'000	3 months ended 31 Mar 2004 unaudited £'000	Year ended 30 June 2003 audited £'000
Revenue	14,298	7,097	5,019	11,837

Operating expenses	(16,611)	(12,268)	(6,268)	(17,212)
Operating loss	(2,313)	(5,171)	(1,249)	(5,375)
Interest receivable	943	677	391	978
Loss on ordinary activities before taxation	(1,370)	(4,494)	(858)	(4,397)
Taxation on ordinary activities	1,178	1,098	1,178	1,098
(Loss)/profit on ordinary activities after taxation	(192)	(3,396)	320	(3,299)
(Loss)/earnings per 1p share Basic and diluted	(0.1p)	(1.6p)*	0.1p	(1.5p)*
Weighted average number of shares (000's)	241,816	216,124*	266,077	219,892*

*Loss per share and weighted average number of shares for the nine months ended 31 March 2003 and the year ended 30 June 2003 have been restated to take account of the bonus element of the Placing and Open Offer. The bonus arises because the shares were issued at a discount to market price.

Consolidated balance sheet
at 31 March 2004

	31 Mar 2004 unaudited £'000	31 Mar 2003 unaudited £'000	30 June 2003 audited £'000
Fixed assets	1,368	284	263
Current assets			
Debtors	4,637	3,564	3,529
Short term investments	22,669	33,459	31,854
Cash at bank and in hand	17,071	1,476	2,141
	44,377	38,499	37,524
Creditors: amounts falling due within one year	(13,856)	(11,895)	(13,013)
Net current assets	30, 521	26,604	24,511
Total assets less current liabilities	31,889	26,888	24,774
Creditors: amounts falling due after more than one year	(1,872)	(10,995)	(8,715)
Provisions for liabilities and charges	(109)	-	(70)

Net assets	29,908	15,893	15,989	

Capital and reserves			
Called up share capital	6,993	6,613	6,613
Share premium account	69,683	55,952	55,952
Other reserves	4,300	4,300	4,300
Profit and loss account	(51,068)	(50,972)	(50,876)
Total shareholders' funds	29,908	15,893	15,989

Shareholders' funds analysed as:			
Equity shareholders' funds	25,576	11,561	11,657
Non-equity shareholders' funds	4,332	4,332	4,332
	29,908	15,893	15,989

Consolidated cash flow statement
for the nine months ended 31 March 2004

	9 months ended 31 Mar 2004 unaudited £'000	9 months ended 31 Mar 2003 unaudited £'000	3 months ended 31 Mar 2004 unaudited £'000	Year ended 30 June 2003 audited £'000
Net cash (outflow)/inflow from operating activities	(7,470)	10,346	(3,419)	9,185
Returns on investments and servicing of finance				
Interest received	957	651	415	897
Net cash inflow from returns on investments and servicing of finance	957	651	415	897
Net cash inflow from taxation	-	1,098	-	1,098
Capital expenditure and financial investment				
Purchase of tangible fixed assets	(1,431)	(186)	(348)	(212)
Sale of tangible fixed assets	-	-	-	1
Purchase of intangible fixed assets	(423)	-	-	-
	(1,854)	(186)	(348)	(211)
Net cash (outflow)/inflow before management of liquid resources and financing	(8,367)	11,909	(3,352)	10,969

Management of liquid resources				
Purchase/(Sale) of current asset investments	9,185	(15,500)	3,785	(13,895)
Financing				
Issue of shares	15,204	4,147	-	4,147
Expenses paid in connection with share issues	(1,092)	-	7	-
	14,112	4,147	7	4,147
Increase/(decrease) in cash	14,930	556	440	1,221

Notes to the financial statements

1. Basis of reporting

The interim financial statements have been prepared in accordance with UK Generally Accepted Accounting Principles ('UK GAAP') on the basis of the accounting policies set out in the Group's 2003 statutory accounts.

The statements were approved by the Board of Directors on 11 May 2004 and are unaudited.

The financial information contained in this announcement does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. The figures for the year ended 30 June 2003 have been extracted from the statutory accounts which have been filed with the Registrar of Companies and which are available on request from the Company Secretary, Antisoma plc, West Africa House, Hanger Lane, Ealing, London W5 3QR. The auditors' report on those accounts was unqualified and did not contain any statement under section 237(2) or section 237(3) of the Companies Act 1985.

2. Operating expenses

	9 months ended 31 Mar 2004 unaudited £'000	9 months ended 31 Mar 2003 unaudited £'000	3 months ended 31 Mar 2004 unaudited £'000	Year ended 30 June 2003 audited £'000
Administrative expenses	3,894	3,098	1,240	4,179
Research and development	12,717	9,170	5,028	13,033
Operating expenses	16,611	12,268	6,268	17,212

END

Close

Regulatory Announcement

Go to market news section

RECEIVED

2005 JUN 28 A 11: 13

  

Company	Antisoma PLC
TIDM	ASM
Headline	Holding(s) in Company
Released	16:14 04-May-04
Number	2778Y

Holding(s) in Company

London, UK, 4 May 2004, - Antisoma plc was notified on 29 April 2004 by Legal & General Group Plc Companies that they no longer have a disclosable interest above 3% in the ordinary share capital of Antisoma.

- END -

Enquires:
Antisoma plc
  Raymond Spencer, Chief Financial Officer   +44 (0)20 8799 8200

END

Close

[🍂 Free annual report] 〰️ 🖨️

Company	Antisoma PLC
TIDM	ASM
Headline	Research Update
Released	07:00 26-Apr-04
Number	9772X

26 April 2004

R1549 does not meet primary endpoint in phase III study in ovarian cancer

Roche and Antisoma announced today that they have completed SMART (Study of Monoclonal Antibody RadioimmunoTherapy), a phase III study of R1549 in ovarian cancer. The outcomes for R1549-treated patients appeared no better than those of patients in the comparative arm of the trial. Given these findings, it is unlikely that development of R1549 will continue. A more detailed analysis of the data from SMART will be completed. The trial provides an extensive clinical database which may be of interest for future research into ovarian cancer.

Commenting on the result, Glyn Edwards, CEO of Antisoma said "We're obviously disappointed by the R1549 result, but will now have the opportunity to focus all our efforts on the strong, diverse and rapidly advancing pipeline of other drugs we have in development. We're also confident that we will add further to our clinical portfolio by the end of this year."

William M. Burns, Head of Roche's Pharmaceuticals Division, said "Drug development is a high-risk endeavour and such results are not unexpected in the development of novel treatment modalities. The outcome of this study will have no impact on our growth outlook and we remain committed to our long-term relationship with Antisoma, which is based upon multiple products. Commercially more important, Roche also announced today highly significant phase III data on Tarceva in non-small cell lung cancer which will be the next regulatory submission of a major product contribution to the treatment of cancer. The Roche group will be in the unparalleled position of having five cancer medicines with a proven survival benefit - Herceptin, MabThera, Xeloda, most recently Avastin and now Tarceva."

Antisoma and Roche are co-developing a number of drugs under the broad strategic alliance formed in November 2002. These include R1550, a humanised monoclonal antibody in phase I trials for breast cancer, and AS1404, a small-molecule vascular targeting agent, that is expected to start a phase II programme of combination studies later this year.

Enquiries:

Antisoma plc:
Glyn Edwards, Chief Executive Officer

Today: +44 20 7831 3113
Tel: +44 20 8799 8200

Financial Dynamics:

Julia Phillips / Ben Atwell

Tel: +44 (0)20 7831 3113

About the SMART study
SMART (Study of Monoclonal Antibody RadioimmunoTherapy) is a phase III randomised, single-blinded parallel group trial that began in 1998. The trial included more than 420 women with ovarian cancer in seventeen countries and compares patients who received standard care plus R1549 with patients who received standard care alone. Women receiving R1549 were given a

single dose of the drug via a catheter into the abdomen (intraperitoneal administration) after surgery and chemotherapy.

R1549
R1549 is a monoclonal antibody linked to the radioactive isotope yttrium-90 using a chelating agent (linker) CITC-DTPA. The antibody component binds to a protein (MUC1) found on the surface of ovarian cancer cells.R1549 was originally developed at the Imperial Cancer Research Fund (now Cancer Research UK) in London. Antisoma licensed the drug from Imperial Cancer Research Technologies (now Cancer Research Technologies) in 1996.

Roche – Antisoma Collaboration
In November 2002, Roche and Antisoma entered into an expansive alliance to provide Roche with access to Antisoma's broad portfolio of oncology compounds. To date, two compounds have been incorporated into Roche's clinical portfolio (R1549 and R1550 – a humanized monoclonal antibody targeting MUC1). Additionally, Roche maintains the option, effective for the first five years of the collaboration, to license any of Antisoma's preclinical oncology compounds when they start clinical trials. Roche currently holds a minority equity stake in Antisoma.

Roche in Oncology
Within the last five years the Roche Group has become the world's leading provider of anti-cancer treatments, supportive care products and diagnostics. Its oncology business includes an unprecedented four marketed products with survival benefit: Herceptin, MabThera, Xeloda and Avastin which has been launched in the US recently, treat a range of malignancies such as breast cancer, non-Hodgkin's lymphoma and colorectal cancer. Other key products include NeoRecormon (anaemia in various cancer settings), Bondronat (prevention of skeletal events in breast cancer and bone metastases patients, hypercalcemia of malignancy), Kytril (chemotherapy and radiotherapy-induced nausea and vomiting) and Roferon-A (leukaemia, Kaposi's sarcoma, malignant melanoma, renal cell carcinoma). Roche's cancer medicines generated sales of more than 6 billion Swiss francs in 2003.

Based on a positive phase III study Tarceva, the first and only EGFR-targeted drug, showed improved survival in patients with non-small cell lung cancer.

Roche is developing new tests, which will have a significant impact on disease management for cancer patients in the future. With a broad portfolio of tumour markers for prostate, colorectal, liver, ovarian, breast, stomach, pancreas and lung cancer, as well as a range of molecular oncology tests, we will continue to be the leaders in providing cancer focused treatments and diagnostics.

Roche Oncology has four research sites (two in the US, Germany and Japan) and four Headquarter Development sites (two in the US, UK and Switzerland).

About Roche
Headquartered in Basel, Switzerland, Roche is one of the world's leading innovation-driven healthcare groups. Its core businesses are pharmaceuticals and diagnostics. Roche is number one in the global diagnostics market, the leading supplier of pharmaceuticals for cancer and a leader in virology and transplantation. As a supplier of products and services for the prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche employs roughly 62,000 people in 150 countries. The Group has alliances and research and development agreements with numerous partners, including majority ownership interests in Genentech and Chugai.

About Antisoma
Based in London, UK, Antisoma is a biopharmaceutical company that develops novel products for the treatment of cancer. The Company fills its development pipeline by acquiring promising new product candidates from internationally recognised academic or cancer research institutions. Its core activity is the pre-clinical and clinical development of these drug candidates. Antisoma forms partnerships with pharmaceutical companies to bring its products to market. Visit www.antisoma.com for further information about Antisoma.

All trademarks used or mentioned in this release are legally protected.

END

Close

Regulatory Announcement

Go to market news section

  

Company	Antisoma PLC
TIDM	ASM
Headline	Acquisition
Released	07:00 22-Apr-04
Number	8676X

Antisoma Acquires Inverness' Royalty Rights To R1549 and R1550

London, UK, 22 April 2004: Antisoma plc (LSE: ASM), the biopharmaceutical company specialising in the development of novel anti-cancer drugs, today announces the acquisition of certain royalty rights from Inverness Medical Switzerland GmbH, a division of the US-based company Inverness Medical Innovations, Inc. These rights relate to any products based on the mouse and humanised variants of the antibody HMFG1, which form the basis of the drugs R1549 and R1550, respectively.

Under the agreement, Antisoma is making an immediate cash payment of $300,000 to Inverness. Antisoma will make further payments totalling $1,500,000 subject to R1549 reaching key milestones on the path to commercialisation. In return, Inverness has relinquished its right to receive any royalty payments from Antisoma for products based on HMFG1 antibodies. This will provide Antisoma with additional retained royalties comprising 2.66% of any future sales of R1549 and 1.5% of any future sales of R1550.

Both R1549 and R1550 are being co-developed by Antisoma and Roche. Roche has worldwide marketing rights to these drugs under an agreement between the companies signed in November 2002.

Commenting on the transaction, Glyn Edwards, CEO of Antisoma said, "We're pleased to have added to the share we will retain of any sales revenues from products based on our HMFG1 antibodies, notably R1549 and R1550.'

Enquiries:

Antisoma plc:

Glyn Edwards, Chief Executive Officer   Tel: +44 20 8799 8200

Financial Dynamics:

Julia Phillips   Tel: +44 (0)20 7831 3113
Ben Atwell

About Antisoma
Based in London, UK, Antisoma is a biopharmaceutical company that develops novel products for the treatment of cancer. Antisoma fills its development pipeline by acquiring promising new product candidates from internationally recognised academic or cancer research institutions. Its core activity is the pre-clinical and clinical development of these drug candidates. Antisoma forms partnerships with pharmaceutical companies to bring its products to market. In November 2002, Antisoma signed a ground-breaking collaboration agreement with Roche to develop and commercialise products from Antisoma's pipeline. For more information about Antisoma, visit the website at
www.antisoma.com

Disclaimer
Except for the historical information presented, certain matters discussed in this statement are forward looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from results, performance or achievements expressed or implied by

such statements. These risks and uncertainties may be associated with product discovery and development, including statements regarding the company's clinical development programmes, the expected timing of clinical trials and regulatory filings. Such statements are based on management's current expectations, but actual results may differ materially.

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Antisoma PLC
TIDM	ASM
Headline	Findings presented at AACR
Released	07:00 29-Mar-04
Number	0006X

New findings for Antisoma's anti-cancer drugs presented at AACR

29 March 2004, London, UK-Antisoma plc, the biopharmaceutical company specialising in the development of novel anti-cancer drugs, announces the presentation of promising new data from five of its oncology programmes at the American Association of Cancer Research meeting in Orlando, USA.

ATTACK approach combats variety of tumours
Tomorrow the first presentation of data from the ATTACK (Anti-tumour Therapy with Targeting Antibodies and CytoKines) programme will reveal potent anti-tumour activity in a variety of cancer models. The ATTACK agent BC1-IL12 significantly reduced the growth of human skin, prostate and colon cancer xenografts in mice. In a model of metastatic (spreading) lung cancer, coverage of lung surfaces by tumour growth was reduced by 99% with the drug relative to a control. BC1-IL12 combines the tumour-targeting antibody BC1 with the cytokine IL12. Clinical trials have shown that, when given alone, IL12 has powerful anti-tumour effects, but these are overshadowed by side-effects. Linking the cytokine to the BC1 antibody is intended to avoid these unwanted effects by delivering IL12 specifically to tumours. The drug is being co-developed by Antisoma and EMD Lexigen Research Center, whose scientists will present the work.

Positive animal data for second targeted apoptosis drug
Tomorrow scientists from Antisoma's laboratories will report that the targeted apoptosis drug huHMFG1-huDNaseI slows the growth of tumours in mice. In a xenograft model of human bladder cancer, tumour growth was reduced almost threefold by the drug. HuHMFG1-huDNaseI is a fusion protein with two components: a tumour targeting antibody, which causes the drug to be internalised specifically by cancer cells; and an enzyme, which breaks down their DNA. Such damage leads the targeted cells to undergo apoptosis (programmed cell death). Positive findings have previously been reported for Antisoma's similar drug, AS1406 (huHMFG1-RNase), which uses the enzyme RNase to kill cancer cells. The new results with DNase underline the potential of the targeted apoptosis approach to produce multiple drugs for clinical development based on different permutations of antibodies and enzymes.

Telomerase inhibitors show distinctive anti-cancer effects
Yesterday Professor Stephen Neidle of the London School of Pharmacy presented the latest findings from the programme of telomerase inhibitors developed in his laboratory and licensed by Antisoma from Cancer Research UK during 2003. He reported studies showing that the current lead candidate inhibits the growth of human prostate cancer cells while leaving healthy cells unharmed. He also showed evidence that the agents developed in his laboratory have a mechanism of action distinct from other anti-cancer approaches based on inhibiting the telomerase function.

Other presentations
The two other Antisoma programmes covered by presentations at AACR are AS1404 (DMXAA) and ^{90}Y-huHMFG1.

Glyn Edwards, CEO of Antisoma, said, 'Our five presentations at AACR showcase the progress we are making in preparing further new drugs for clinical development, and highlight the wealth of promising anti-cancer approaches in our preclinical portfolio.'

Enquiries:

Antisoma plc

Glyn Edwards
Chief Executive Officer

Tel: +44 (0)20 8799 8200

Financial Dynamics

Ben Atwell

T: +44 (0)20 7831 3113

About Antisoma

Based in London, UK, Antisoma is a biopharmaceutical company that develops novel products for the treatment of cancer. The Company fills its development pipeline by acquiring promising new product candidates from internationally recognised academic or cancer research institutions. Its core activity is the preclinical and clinical development of these drug candidates. Antisoma forms partnerships with pharmaceutical companies to bring its products to market. In November 2002, Antisoma formed a broad strategic alliance with Roche to develop and commercialise products from Antisoma's pipeline. Please visit www.antisoma.com for further information about Antisoma.

END

Close

Regulatory Announcement

Go to market news section

RECEIVED

Company	Antisoma PLC
TIDM	ASM
Headline	R&D Update
Released	07:00 22-Mar-04
Number	7439W

Antisoma plc R&D update
AS1404 advancing to phase II trials
AS1405 starts clinical trials in brain cancer

London UK, 22 March 2004 – Antisoma plc (LSE: ASM), the biopharmaceutical company specialising in the development of novel anti-cancer drugs, will today hold an R&D update for analysts and investors. This will focus on a number of the Company's earlier stage clinical and preclinical products.

Announced today
Two of the drugs covered in today's update are the subject of significant progress announcements. AS1404 (DMXAA) has completed phase I studies and will now move into phase II, while AS1405 (formerly AngioMab) has begun its first phase I clinical trial. Though their actions are different, both drugs attack cancer by targeting tumour blood vessels.

AS1404
The third and final phase I study of AS1404 as a monotherapy has been successfully completed. This has provided data required to plan a phase II programme of combination studies, which is scheduled to start during the second half of 2004. AS1404 is considered most likely to provide a benefit when used alongside other therapies. Separate trials will be conducted in different tumour types, each combining AS1404 with an established cancer treatment. In at least one of the trials AS1404 will be given with taxane drugs because this combination has shown particular promise in preclinical work. AS1404 belongs to a class of drugs called 'vascular targeting agents' which specifically disrupt tumour blood vessels. The drug therefore has potential against a wide variety of cancers.

AS1405
AS1405 has started its first trial in patients with a highly malignant brain cancer called glioma. The phase I trial will provide information on safety, dosing and distribution of the drug, as well as looking for any initial signs of anti-tumour activity. Patients included in the study have suffered a relapse of their glioma with regrowth of the tumour after their initial treatment. The majority of the new tumour growth will be removed by surgery followed by an injection of AS1405 into the cavity left in the brain. AS1405 is a radiolabelled antibody that binds to a protein found around new tumour blood vessels. It delivers a targeted dose of radiation with the aim of preventing or delaying the relapse of cancer.

Because glioma is a relatively rare cancer, a so-called 'niche indication', AS1405 is not included in Antisoma's alliance with Roche. Antisoma intends to pursue alternative routes to commercialisation, with the intention to maximise its retained share of the product's value. Given the very poor results with current treatments, Antisoma considers this an attractive opportunity. The Company estimates that on the basis of the need for a suitable surgical history, and taking together newly diagnosed patients and those with recurrent disease, some 29,000 patients could be eligible for the treatment each year in North America, Europe and Japan.

R&D update overview
Three external experts will speak on the background to Antisoma's AS1404, AS1405 and telomerase

inhibitor programmes.

The background to vascular targeting agents, the class of drugs to which AS1404 belongs, will be provided by Prof Richard Begent of the Royal Free and University College Medical School, UCL. He will consider the variety of ways to attack tumour blood vessels and how drugs of this type can be combined with other cancer treatments to maximise their effect.

Prof David Thomas, a neurosurgeon from The National Hospital for Neurology and Neurosurgery in London, will talk about the issues in treating brain cancers. Speaking in advance of the meeting, Prof Thomas said: 'Brain cancer is a huge challenge; we can often operate to remove the bulk of the cancer, but we need drugs that can be used alongside surgery to attack the cancer that we can't get out. There's a lot of interest at the moment in targeted approaches such as the use of monoclonal antibodies.'

Professor Stephen Neidle of the London School of Pharmacy will describe the anti-cancer drugs known as telomerase inhibitors. He developed the programme of telomerase inhibitors that Antisoma in-licensed from Cancer Research UK during 2003.

In addition to the external speakers, Dr Nigel Courtenay Luck, Chief Scientific Officer of Antsioma, will highlight the broad potential of antibodies in cancer treatment, illustrated by the ways in which Antisoma is adapting its antibodies for use in different settings. These include development of naked antibody drugs like R1550, radiolabelling approaches as used in R1549 and AS1405, linking of apoptosis enzymes as in AS1406, and most recently the use of antibodies in conjunction with cytokines, illustrated by the ATTACK programme under co-development with EMD Lexigen Research Center of the US.

Speaking before the R&D update, Glyn Edwards, Antisoma's Chief Executive Officer commented: "The advances we have announced today for AS1404 and AS1405 show the steady progress we are making in developing and broadening our clinical pipeline. Today's event will also highlight the strong scientific foundations on which our programmes and collaborations are based.'

Enquiries:
Glyn Edwards, Chief Executive Officer   Tel: +44 (0)20 8799 8200

Ben Atwell/Julia Phillips, Financial Dynamics   Tel: +44 (0)20 7831 3113

About Antisoma
Based in London, UK, Antisoma is a biopharmaceutical company that develops novel products for the treatment of cancer. The Company fills its development pipeline by acquiring promising new product candidates from internationally recognised academic or cancer research institutions. Its core activity is the preclinical and clinical development of these drug candidates. Antisoma forms partnerships with pharmaceutical companies to bring its products to market. In November 2002, Antisoma formed a broad strategic alliance with Roche to develop and commercialise products from Antisoma's pipeline. Please visit www.antisoma.com for further information about Antisoma.

END

Close

Regulatory Announcement

Go to market news section   🔊 Free annual report 📊 🖨

Company	Antisoma PLC
TIDM	ASM
Headline	Re Appointment of COO
Released	07:01 25-Feb-04
Number	7861V

Re Appointment of Chief Operating Officer

London, UK, 25 February 2004: Further to today's announcement of the appointment of Ursula Ney as Chief Operating Officer at Antisoma, as required by the Listing Rules, Antisoma plc
(LSE: ASM) confirms that there are no additional disclosures to be made under Rule 16.4.

On 23 February 2004 Ursula Ney was granted options over 1,505,352 ordinary shares with an exercise price of 44.84 pence per share.

-ends-

END

Close

Regulatory Announcement

<u>Go to market news section</u>

RECEIVED

2005 JUN 28 A 11: 13

ICE OF INTERNAT...L
CORPORATE FIN....

  

Company	Antisoma PLC
TIDM	ASM
Headline	Appointment of COO
Released	07:00 25-Feb-04
Number	7849V

Ursula Ney joins Antisoma as Chief Operating Officer

London, UK, 25 February 2004 - Antisoma plc, the biopharmaceutical company specialising in the development of novel anti-cancer drugs, today announces the appointment of Dr Ursula Ney as Chief Operating Officer. Reporting to CEO Glyn Edwards, Dr Ney will oversee the company's established drug development programmes and its business development activities. She has also been appointed to the Board of Antisoma plc.

Dr Ney was previously CEO of Charterhouse Therapeutics Ltd. Prior to Charterhouse, she spent thirteen years at Celltech plc, one of Europe's largest biotechnology companies, where she was Director of Development from 1993 to 2001 and served on the plc board from 2000 to 2001. Her earlier career included R&D positions at Roche and Sandoz. Dr Ney has a BSc and a PhD in pharmacology and an MBA.

Glyn Edwards, Chief Executive Officer of Antisoma, commented 'Ursula Ney's appointment is an important step in Antisoma's expansion. She brings world-class experience in all aspects of drug development gained in a range of biotech and pharma settings.'

Enquiries:
Glyn Edwards, Chief Executive Officer   Tel: +44 (0)20 8799 8200

Ben Atwell/Sarah Macleod, Financial Dynamics   Tel: +44 (0)20 7831 3113

About Antisoma
Based in London, UK, Antisoma is a biopharmaceutical company that develops novel products for the treatment of cancer. The Company fills its development pipeline by acquiring promising new product candidates from internationally recognised academic or cancer research institutions. Its core activity is the preclinical and clinical development of these drug candidates. Antisoma forms partnerships with pharmaceutical companies to bring its products to market. In November 2002, Antisoma formed a broad strategic alliance with Roche to develop and commercialise products from Antisoma's pipeline. Please visit www.antisoma.com for further information about Antisoma.

END

Close

Regulatory Announcement

 Free annual report

Company	Antisoma PLC
TIDM	ASM
Headline	Director Shareholding
Released	15:43 17-Feb-04
Number	5236V

Antisoma plc
Company share option plan grants

London, UK, 17 February 2004: Pursuant to Part A and Part B of the Antisoma plc Company Share Option Plan, Antisoma plc yesterday granted options over ordinary shares of 1 pence each to Directors, senior executives and other employees at an exercise price of 43.125 pence per share, as follows:

Director/senior executive	Number of shares under option
Glyn Edwards	457,053
Raymond Spencer	199,441
Nigel Courtenay-Luck	199,441
Miroslav Ravic	219,385
Nicholas Adams	99,720

Other employees were granted options over a total of 1,038,865 shares. These grants reflect the Company's practice of making bi-annual awards of share options following the release of the financial half-year and annual results.

The options are subject to fulfilment of certain performance and other conditions and will normally become exercisable for a seven year period commencing on 16 February 2007.

Mr Edwards and Mr Spencer, as directors, notified Antisoma plc of their respective interests in these shares on 16 February 2004.

Enquiries

Antisoma plc
Raymond Spencer, Chief Financial Officer   Tel: +44 (0)20 8799 8200

END

Close

Regulatory Announcement

Go to market news section



RECEIVED

2005 JUL 28 A II: 13

FICE OF INTE...
CO..OR...TE FIN...

[Free annual report]

Company	Antisoma PLC
TIDM	ASM
Headline	Interim Results
Released	07:00 11-Feb-04
Number	2550V

Antisoma plc reports Q2 results

11 February 2004, London UK - Antisoma plc (LSE:ASM), the UK-based biopharmaceutical company specialising in the development of products for the treatment of cancer, today announces its interim results for the period ended 31 December 2003.

Announced today

- Patent issued for AS1404 combined with taxanes

Highlights

- Raised £15.2 million (£14.1 million net) for advancement and expansion of pipeline through a Placing and Open Offer
- Cash and short-term investments at 31 December 2003 of £43.1 million (31 December 2002: £37.6 million)
- Losses for the six months to December 2003 reduced to £0.5 million (six months ended 31 December 2002: £3.6 million)
- Favourable tolerability findings for R1549 in gastric cancer pilot study
- In-licensed telomerase inhibitor programme from Cancer Research Technology
- Announced agreement with EMD Lexigen Research Center to co-develop ATTACK (Anti-tumour Therapy with Targeting Antibodies and CytoKines)

Glyn Edwards, Chief Executive Officer of Antisoma, commented: 'We continue to add value to our pipeline by acquiring new products and advancing existing programmes. We raised £15.2 million in December to support this work, and are confident of adding a new product to our pipeline during this year. Meanwhile, we eagerly await the final results of our pivotal study of R1549 in ovarian cancer'.

For further information please visit the Company's web site at www.antisoma.com

Antisoma plc	T: +44 (0)20 8799 8200
Glyn Edwards, Chief Executive Officer	
Raymond Spencer, Chief Financial Officer	
Financial Dynamics	T: +44 (0)20 7831 3113
Ben Atwell	

Except for the historical information presented, certain matters discussed in this statement are forward looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from results, performance or achievements expressed or implied by such statements. These risks and uncertainties may be associated with product discovery and development, including statements regarding the company's clinical development programmes, the expected timing of clinical trials and regulatory filings. Such statements are

based on management's current expectations, but actual results may differ materially.

Chairman's report

Antisoma has had two priorities during the six months to the end of December: firstly, continuing the expansion and development of our maturing oncology pipeline and, secondly, working with Roche to ensure that we are in a position to fully exploit the forthcoming results from the pivotal SMART study of R1549. These remain our foremost objectives for the immediate future.

The SMART study enrolled over 420 women with ovarian cancer. All patients received standard therapy and half also received R1549. The aim of the study was to ascertain whether the patients receiving R1549 enjoyed a survival benefit with a statistical significance of $p<0.05$ (less than 1 in 20 chance of a false positive result). If this 'primary endpoint' is met, the study will have provided evidence that R1549 is effective in the treatment of ovarian cancer. We would then seek meetings with various regulators to establish the steps needed to gain marketing approvals for the drug.

Regulators will consider the survival benefit observed in SMART together with other data from the trial and supporting studies. They may also take into account the extent of unmet medical need in ovarian cancer. During the study we have had discussions with the United States Food and Drug Administration (FDA) about how it approaches licence applications based on single pivotal studies like SMART. In such cases, the FDA likes to see the significance of the primary endpoint reach $p<0.01$ (less than a 1 in 100 chance of a false positive result). If the p value is between 0.01 and 0.05, regulators may place more emphasis on secondary parameters and supporting data when reaching a view on the approvability of R1549.

If SMART does not provide a clear demonstration of efficacy (i.e. if the primary endpoint does not reach $p<0.05$) the data will be considered in detail to determine whether there is sufficient value to warrant continuing development.

Our previous guidance that we expect to announce the headline findings from the trial during the first half of this year remains unchanged.

In November, we announced favourable tolerability findings from a pilot study of R1549 in gastric cancer, confirming the possibility of examining the drug's potential in further indications if we receive a positive result from the SMART trial in ovarian cancer.

In December, we raised £15.2 million to accelerate some of our key established programmes and expand our portfolio of drugs in clinical trials. We continue to evaluate a number of in-licensing opportunities and remain confident of acquiring at least one new product during 2004.

We expect AS1404 to complete its final single-agent phase I study during the first half of 2004 and to progress during the second half into combination studies. We have announced today receipt of a new patent covering combinations of AS1404 with drugs in the taxane class. Extra investment in the programme following the fundraising will allow us to evaluate various drug combinations with AS1404 and to conduct trials in at least two types of cancer.

During the past six months, we have continued with our long-term strategy of acquiring promising preclinical drugs. In September the Company acquired a programme of telomerase inhibitors from Cancer Research Technology. In November, we announced a development collaboration with the US-based EMD Lexigen Research Center for a novel cancer therapy called ATTACK (Anti-tumour Therapy with Targeting Antibodies and CytoKines). This is one of two exciting preclinical programmes that will be pushed forward using funds raised last year. The other is our leading targeted apoptosis drug, AS1406, for which important new lymphoma data

were presented at the prestigious American Society of Hematology meeting in December.

During the period we have made some Senior Management and Board changes. Birgit Norinder has been appointed as a Non-Executive Director. She brings a wealth of experience from the pharmaceutical and biotech sectors at an important time in the Company's development. Nicholas Adams has been promoted to Business Development Director, having previously been Business Development Manager. James Coombes has retired as the senior Non-Executive Director, and Bart Wuurman has left the Company to become CEO of DeNovo Pharmaceuticals in Cambridge. I would like to take this opportunity to thank both of them for their contribution and to wish them well for the future.

Financial Review

Fundraising
In December we completed a Placing and Open Offer to existing and new shareholders, raising £15.2 million (£14.1 million net) through the issue of 38,010,941 shares at a price of 40p per share. This increased our cash to over £43 million at 31 December 2003.

Results of operations - six months ended 31 December 2003
Revenues for the six months ended 31 December 2003 totalled £9.3 million (six months ended 31 December 2002: £2.9 million). In the current period all the revenue arose from the Roche agreement and represents £4.6 million recognised from the (£23.2 million) upfront payment received and £4.7 million in relation to the development costs of R1549 and R1550. In the comparative period, revenue included £1.3 million recognised from Abbott Laboratories and £1.6 million from Roche (£0.7 million recognised from the upfront payment and £0.9 million in relation to the costs of development) for the six week period following signature of the Roche agreement on 16 November 2002.

Operating expenses increased to £10.3 million (six months ended 31 December 2002: £7.9 million), including research and development expenses of £7.7 million (six months ended 31 December 2002: £6.0 million). The increase in operating expenditure represents increased development expenditure in our clinical and preclinical portfolios, the costs associated with the acquisition of additional royalty rights from Cytogen and the in-licensing of the telomerase inhibitor programme together with a general increase in Company activities.

Losses for the six months ended 31 December 2003 decreased significantly to £0.5 million (six months ended 31 December 2002: £3.6 million) primarily as a result of the impact of the increased revenues, offset by increased operating expenses. Losses for the six months to 31 December 2002 also included the benefit of a research tax credit of £1.1 million.

Results of operations - three months ended 31 December 2003
Revenues for the three months ended 31 December 2003 totalled £4.2 million, representing £2.2 million revenue recognised from the upfront payments received under the Roche agreement and £2.0 million in relation to reimbursement of development costs for R1549 and R1550.

Revenues for the three months to 31 December 2002 were £2.5 million, representing £0.9 million recognised from the Development and Licence Agreement with Abbott Laboratories and £1.6 million from Roche (£0.7 million recognised from the upfront payment and £0.9 million in relation to the costs of development of R1549 and R1550) for the six week period following signature of the Roche agreement on 16 November 2002.

Operating expenses of £4.8 million (quarter ended 31 December 2002: £4.4 million) include research and development spending of £3.7 million (quarter ended 31 December 2002: £3.4 million).

Net losses for the three months to 31 December 2003 were £0.3 million (quarter ended 31 December 2002: £0.65 million).

Liquidity and capital resources
Cash at bank and held in short-term investments totalled £43.1 million at 31 December 2003, £31.2 million at 30 September 2003, £34.0 million at 30 June 2003 and £37.6 million at 31 December 2002. In the quarter ended 31 December 2003 Antisoma received £15.2 million (£14.1 million net) from the issue of 38,010,941 ordinary 1p shares in connection with the Placing and Open Offer completed in December. The costs of £1.1 million associated with the Offer have been set against the share premium account.

Net cash inflow for the quarter was £13.3 million (quarter ended 31 December 2002: £14.7 million). The net cash inflow for the six month period was £14.5 million (six months ended 31 December 2002: £15.3 million).

Debtors have increased to £2.8 million from £1.6 million at 31 December 2002, due to the increased revenues from Roche, as described above. Creditors have decreased to £17.4 million from £28.0 million at 31 December 2002, largely as a result of the recognition of deferred income relating to the upfront payments received from Roche.

The increase in fixed assets of £0.9 million represents the extension of the office and laboratory facilities and the purchase of associated equipment.

Loss per share
The loss per share for the quarter has decreased to 0.1p from 0.3p (restated to take account of the bonus element of the Placing and Open Offer) in the quarter ended 31 December 2002. Loss per share for the six months ended 31 December 2002 has decreased from 1.7p (similarly restated) to 0.2p in the six months ended 31 December 2003, reflecting the impact of the increased revenues from Roche.

Barry Price
Chairman
10 February 2004

Consolidated profit and loss account
for the six months ended 31 December 2003

	6 months ended 31 Dec 2003 unaudited £'000	6 months ended 31 Dec 2002 unaudited £'000	3 months ended 31 Dec 2003 unaudited £'000	Year ended 30 June 2003 audited £'000
Revenue	9,279	2,881	4,230	11,837
Operating expenses	(10,343)	(7,958)	(4,794)	(17,212)
Operating loss	(1,064)	(5,077)	(564)	(5,375)
Interest receivable	552	327	263	978
Interest payable	-	-	-	-

Loss on ordinary activities before taxation	(512)	(4,750)	(301)	(4,397)
Tax on ordinary activities	-	1,098	-	1,098
Loss on ordinary activities after taxation	(512)	(3,652)	(301)	(3,299)
Loss per 1p share Basic and diluted	0.2p	1.7p*	0.1p	1.5p*
Weighted average number of shares (000's)	232,991	210,217	234,744	219,892

*Loss per share and weighted average number of shares for the six months ended 31 December 2002 and the year ended 30 June 2003 have been restated to take account of the bonus element of the Placing and Open Offer in December 2003. The bonus arises because the shares were issued at a discount to market price.

● Consolidated balance sheet
at 31 December 2003

	31 Dec 2003 unaudited £'000	31 Dec 2002 unaudited £'000	30 June 2003 audited £'000
Fixed assets	1,168	271	263
Current assets			
Debtors	2,807	1,574	3,529
Short term investments	26,454	21,460	31,854
Cash at bank and in hand	16,630	16,181	2,141
	45,891	39,215	37,524
Creditors: amounts falling due within one year	(13,247)	(27,997)	(13,013)
Net current assets	32,644	11,218	24,511
Total assets less current liabilities	33,812	11,489	24,774
Creditors: amounts falling due after more than one year	(4,153)	-	(8,715)
Provisions for liabilities and charges	(78)	-	(70)
Net assets	29,581	11,489	15,989
Capital and reserves			
Called up share capital	6,992	6,405	6,613
Share premium account	69,677	52,013	55,952
Other reserves	4,300	4,300	4,300
Profit and loss account	(51,388)	(51,229)	(50,876)

	29,581	11,489	15,989
Total shareholders' funds			

Shareholders' funds analysed as:			
Equity shareholders' funds	25,249	7,157	11,657
Non-equity shareholders' funds	4,332	4,332	4,332
	29,581	11,489	15,989

Consolidated cash flow statement
for the six months ended 31 December 2003

	6 months ended 31 Dec 2003 unaudited £'000	6 months ended 31 Dec 2002 unaudited £'000	3 months ended 31 Dec 2003 unaudited £'000	Year ended 30 June 2003 audited £'000
Net cash (outflow)/inflow from operating activities	(4,051)	17,405	(1,527)	9,185
Returns on investments and servicing of finance				
Interest received	542	386	299	897
Interest paid	-	-	-	-
Interest paid on finance leases	-	-	-	-
Net cash inflow from returns on investments and servicing of finance	542	386	299	897
Net cash inflow from taxation	-	1,098	-	1,098
Capital expenditure and financial investment				
Purchase of tangible fixed assets	(1,083)	(128)	(966)	(212)
Sale of tangible fixed assets	-	-	-	1
Purchase of intangible fixed assets	(423)	-	-	-
	(1,506)	(128)	(966)	(211)
Net cash (outflow) /inflow before management of liquid resources and financing	(5,015)	18,761	(2,194)	10,969

Management of liquid resources Purchase/(sale) of current asset investments	5,400	(3,500)	1,346	(13,895)

Consolidated cash flow statement
for the six months ended 31 December 2003

	6 months ended 31 Dec 2003 unaudited £'000	6 months ended 31 Dec 2002 unaudited £'000	3 months ended 31 Dec 2003 unaudited £'000	Year ended 30 June 2003 audited £'000
Financing				
Issue of shares	15,204	-	15,204	4,147
Expenses paid in connection with share issues	(1,100)	-	(1,100)	-
Repayment of principal under finance leases	-	-	-	-
	14,104	-	14,104	4,147
Increase in cash	14,489	15,261	13,256	1,221

Notes to the interim results

Basis of reporting
The interim financial statements have been prepared in accordance with UK Generally Accepted Accounting Principles ("UK GAAP") on the basis of the accounting policies set out in the Group's 2003 statutory accounts.

The statements were approved by the Board of Directors on 10 February 2004 and are unaudited. The auditors have carried out a review in accordance with APB Bulletin 1999/4 and their report is set out below.

The financial information contained in this announcement does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. The figures for the year ended 30 June 2003 have been extracted from the statutory accounts which have been filed with the Registrar of Companies and which are available on request from the Company Secretary, Antisoma plc, West Africa House, Hanger Lane, Ealing, London W5 3QR. The auditors' report on those accounts was unqualified and did not contain any statement under section 237(2) or section 237(3) of the Companies Act 1985.

Operating expenses

	6 months ended 31 Dec	6 months ended 31 Dec	3 months ended 31 Dec	Year ended 30 June

	2003 unaudited £'000	2002 unaudited £'000	2003 unaudited £'000	2003 audited £'000
Administrative expenses	2,654	1,907	1,102	4,179
Research and development	7,689	6,051	3,692	13,033
Operating expenses	10,343	7,958	4,794	17,212

Independent review report to Antisoma plc

Introduction
We have been instructed by the company to review the financial information which comprises the consolidated profit and loss account, the consolidated balance sheet and the consolidated cash flow statement and the related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities
The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed
We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or in to whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 31 December 2003.

PricewaterhouseCoopers LLP
Chartered Accountants
Cambridge
10 February 2004

Notes:

a. The maintenance and integrity of the Antisoma plc website is the responsibility of the

directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim report since it was initially presented on the website.

b. Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.

Notes to Editors

P-values

P values show the level of *confidence* that a result is real. Thus, $p<0.01$ shows a higher level of confidence than $p<0.05$. The p value for comparisons between different groups in a clinical trial does not provide an indication of the *level* of difference (in this case the difference in survival between women receiving and not receiving R1549).

About Antisoma
Based in London, UK, Antisoma is a biopharmaceutical company that develops novel products for the treatment of cancer. The Company fills its development pipeline by acquiring promising new product candidates from internationally recognised academic or cancer research institutions. Its core activity is the preclinical and clinical development of these drug candidates. Antisoma forms partnerships with pharmaceutical companies to bring its products to market. In November 2002, Antisoma formed a broad strategic alliance with Roche to develop and commercialise products from Antisoma's pipeline. Please visit www.antisoma.com for further information about Antisoma.

END

Close

Regulatory Announcement

Go to market news section

RECEIVED

2005 JUN 28 A 11: 13



ICE OF INTERNATIONAL
CORPORATE FINANCE

Company	Antisoma PLC
TIDM	ASM
Headline	Holding(s) in Company
Released	15:15 05-Jan-04
Number	8442T

Holding(s) in Company

London, UK, 5 January 2004, - Antisoma plc was notified on 22 December 2003 by Legal & General Group Plc Companies that pursuant to their take up of shares under the Placing and Open Offer on 19 December 2003 they now have a beneficial interest of 8,768,788 ordinary shares in Antisoma, representing 3.29% of Antisoma's current issued ordinary share capital.

- END -

Enquires:
Antisoma plc
  Raymond Spencer, Chief Financial Officer   +44 (0)20 8799 8200

END

Close

Regulatory Announcement

Go to market news section

RECEIVED

 

Company	Antisoma PLC
TIDM	ASM
Headline	Director Shareholding
Released	15:11 05-Jan-04
Number	8436T

Antisoma plc
Director Shareholdings

London, UK, 5 January 2004: Antisoma plc (LSE: ASM) announces that the following Directors have made purchases of Antisoma shares pursuant to the Placing and Open Offer that was approved by shareholders on Thursday 18 December 2003.

Director/senior executive	Shares purchased @ 40p per share	New holding in Antisoma plc
Glyn Edwards	25,000	652,127
Raymond Spencer	33,705	235,940
Barry Price	49,210	541,312
Grahame Cook	31,521	258,570

Enquiries

Antisoma plc
Raymond Spencer, Chief Financial Officer   Tel: +44 (0)20 8799 8200

END

Close

Regulatory Announcement

Go to market news section

Company	Antisoma PLC
TIDM	ASM
Headline	Result of Equity Issue
Released	10:58 18-Dec-03
Number	4156T

Not for release, distribution or publication in or into the United States, Canada, Australia, Republic of Ireland or Japan

ANTISOMA PLC

SHAREHOLDER APPROVAL FOR COMPLETION OF PLACING AND OPEN OFFER

18 December 2003

Antisoma plc ("Antisoma" or the "Company") announces that at an Extraordinary General Meeting held earlier today the Resolutions proposed and required to implement a Placing and Open Offer to raise £15.2 million were duly passed.

On 25 November 2003, the Company announced a Placing and Open Offer of 38,010,941 New Shares at 40 pence per share to raise approximately £15.2 million (approximately £14.0 million net of expenses). 8,171,103 New Shares were placed firm with institutional investors and 29,839,838 New Shares were placed with institutional investors subject to clawback to satisfy valid applications by Qualifying Shareholders of the Company under the Open Offer.

The Open Offer to Qualifying Shareholders closed at 3.00 pm on 17 December 2003. Applications were received in respect of 3,676,779 New Shares, including the 159,790 New Shares the Directors of Antisoma agreed to take up under the Open Offer. These shares, amounting in total to 12.3% of those available under the Open Offer, were therefore clawed back from the allocations of institutional investors. The remaining 26,163,059 New Shares and the 8,171,103 New Shares that were placed firm (constituting a total of 34,334,162 New Shares), will be taken up by new and existing institutional investors pursuant to the Placing by Nomura International plc.

Application has been made to the UK Listing Authority for the New Shares to be admitted to the Official List and to the London Stock Exchange for admission to trading. It is expected that dealings in the New Shares will commence at 8.00 am on 19 December 2003, following their admission to the Official List of the UK Listing Authority and to trading on the market for listed securities of the London Stock Exchange. CREST stock accounts are expected to be credited on 19 December 2003 and definitive share certificates in respect of New Shares are expected to be posted, where applicable, by 29 December 2003.

Commenting, Glyn Edwards, CEO of Antisoma, said, "We're delighted to have successfully completed a £15.2 million fundraising, enabling us to make additional investment in the further development of our cancer drug pipeline."

Enquiries:

Antisoma plc   Tel: +44 (0)20 8799 8200
Glyn Edwards, Chief Executive Officer
Raymond Spencer, Chief Financial Officer

Nomura International plc　　　　　　　　　　　Tel: +44 (0)20 7521 2000
David Rasouly
John Milad

Financial Dynamics　　　　　　　　　　　　Tel: +44 (0)20 7831 3113
Ben Atwell
Sarah MacLeod

Terms defined in the prospectus issued by Antisoma dated 25 November 2003 shall, unless the context admits otherwise, have the same meaning in this announcement.

Nomura International plc is acting exclusively for Antisoma in relation to the Placing and Open Offer and is not advising any other person or treating any other person as its client in relation thereto, and will not be responsible to any person other than Antisoma for providing the protections afforded to its clients nor for providing advice in relation to the Placing, Open Offer or any other matter referred to in this announcement.

This announcement does not constitute an offer to sell, or the solicitation of an offer to subscribe for, the New Shares in any jurisdiction in which such offer or solicitation is unlawful. The New Shares have not been, and will not be, registered under the US Securities Act of 1933 (as amended), under the securities laws of any state of the United States or under the applicable securities laws of Canada, Australia, the Republic of Ireland or Japan. Accordingly, unless an exemption under any applicable law is available, the New Shares may not be offered, sold, transferred, taken up or delivered, directly or indirectly, in the United States of America, Australia, Canada, the Republic of Ireland, or Japan or any other country outside the United Kingdom where such distribution may otherwise lead to a breach of any law or regulatory requirement.

About Antisoma
Based in London, UK, Antisoma is a biopharmaceutical company that develops novel products for the treatment of cancer. The Company fills its development pipeline by acquiring promising new product candidates from internationally recognised academic or cancer research institutions. Its core activity is the preclinical and clinical development of these drug candidates. Antisoma forms partnerships with pharmaceutical companies to bring its products to market. In November 2002, Antisoma formed a broad strategic alliance with Roche to develop and commercialise products from Antisoma's pipeline. Please visit www.antisoma.com for further information about Antisoma.

END

Close

Regulatory Announcement

Go to market news section   RECEIVED   🔲 Free annual report 📊 🖨

Company	Antisoma PLC
TIDM	ASM
Headline	Holding(s) in Company
Released	11:09 15-Dec-03
Number	2490T

2005 JUN 28   A II: I?

?FICE OF INTE...
CORPORATE FIN...

Holding(s) in Company

London, UK, 15 December 2003, - Antisoma plc was notified on 12 December 2003 by GNI Limited that it has a beneficial interest of 12,010,400 ordinary shares in Antisoma, representing 5.27% of Antisoma's current issued ordinary share capital.

- END -

Enquires:
Antisoma plc
Raymond Spencer, Chief Financial Officer   +44 (0)20 8799 8200

END

Close

Regulatory Announcement

Go to market news section   [🍀 Free annual report] 📈 🖨

Company	Antisoma PLC
TIDM	ASM
Headline	Board Changes
Released	07:01 10-Dec-03
Number	0663T

Board changes at Antisoma

10 December 2003, London, UK (LSE: ASM) - Antisoma plc, the UK-based biopharmaceutical company specialising in the development of products for the treatment of cancer, today announces the appointment of Birgit S. Norinder as a non-executive Director with immediate effect. Mrs Norinder succeeds Dr James Coombes, who retired from the Antisoma Board at the conclusion of the Annual General Meeting of Shareholders on 9 December 2003.

Mrs Norinder has served as Chairman and CEO of Prolifix Ltd, a biotechnology company focusing on oncology, and currently serves on the Boards of a number of biotechnology companies, including two listed companies, PhotoCure ASA of Norway and Probi AB of Sweden. She was previously a Director of Araccel AB (now MiniDoc AB).

Mrs Norinder is a trained pharmacist and has held senior executive positions in R&D in a number of international pharmaceutical companies, including Pharmacia & Upjohn Corp, where she was Senior Vice President Worldwide Product Development, Glaxo Group Research Ltd, where she was Director of the International Regulatory Affairs Division, and Astra Research Centre AB, where she was Vice President, Infection R&D. She has also held positions at Pfizer Inc and at Parke Davis AB.

With regard to Mrs Norinder's appointment, there are no disclosures required under paragraph 6.F.2 (b)-(g) of the Listing Rules of the U.K. Listing Authority.

Barry Price, Chairman of Antisoma, said: "Birgit has a wealth of experience from the biotech and pharmaceuticals sector, and will provide valuable insight as we enter the next phase of the Company's development. I would like to thank Jim Coombes sincerely for his valuable contribution to Antisoma over the last six years."

Enquiries:

Glyn Edwards, Chief Executive Officer   Tel: +44 (0)20 8799 8200

Ben Atwell/Sarah Macleod, Financial Dynamics   Tel: +44 (0)20 7831 3113

About Antisoma
Based in London, UK, Antisoma is a biopharmaceutical company that develops novel products for the treatment of cancer. The Company fills its development pipeline by acquiring promising new product candidates from internationally recognised academic or cancer research institutions. Its core activity is the preclinical and clinical development of these drug candidates. Antisoma forms partnerships with pharmaceutical companies to bring its products to market. In November 2002, Antisoma formed a broad strategic alliance with Roche to develop and commercialise products from Antisoma's pipeline. Please visit www.antisoma.com for further information about Antisoma.

END

Regulatory Announcement

Go to market news section

RECEIVED

2005 JUN 28 A 11: 13

[Free annual report]

Company	Antisoma PLC
TIDM	ASM
Headline	Result of AGM
Released	07:00 10-Dec-03
Number	0651T

Result of Annual General Meeting

10 December 2003, London, UK: Antisoma plc (LSE: ASM), the biopharmaceutical company specialising in novel anti-cancer drugs, today announces that all resolutions at yesterday's Annual General Meeting were passed.

Proxy votes relating to the resolutions set out in the AGM Notice can be viewed at www.antisoma.com

Enquiries:
  Antisoma plc

Raymond Spencer,   **Tel: +44 (0)20 8799 8200**
Chief Financial Officer

Financial Dynamics

Ben Atwell   **Tel: +44 (0)20 7831 3113**

About Antisoma
Based in London, UK, Antisoma is a biopharmaceutical company that develops novel products for the treatment of cancer. The Company fills its development pipeline by acquiring promising new product candidates from internationally recognised academic or cancer research institutions. Its core activity is the preclinical and clinical development of these drug candidates. Antisoma forms partnerships with pharmaceutical companies to bring its products to market. In November 2002, Antisoma formed a broad strategic alliance with Roche to develop and commercialise products from Antisoma's pipeline. Please visit www.antisoma.com for further information about Antisoma.

END

[Close]

Regulatory Announcement

<u>Go to market news section</u> |● Free annual report| 〰 🖶

Company	Antisoma PLC
TIDM	ASM
Headline	Research Update
Released	07:00 08-Dec-03
Number	9591S

Positive data on Antisoma's AS1406 presented at ASH
Findings from US National Cancer Institute support Antisoma's plans for blood cancer trials

8 December 2003, London, UK (LSE:ASM): Data presented yesterday at the American Society of Hematology (ASH) meeting show that AS1406 significantly prolongs survival in mice carrying human blood cancers known as lymphomas. The findings support Antisoma's plans to accelerate the progress of AS1406 into clinical trials and to broaden the trials programme to include blood cancer indications as well as solid tumours. These plans were highlighted as one of four key programmes to strengthen Antisoma's pipeline when the Company announced a £15.2 million placing and open offer on 25 November.

The AS1406 studies were carried out by Professor Susanna Rybak at the United States National Cancer Institute under a Collaborative Research and Development Agreement with Antisoma. Dr Nigel Courtenay-Luck, Antisoma's Chief Scientific Officer, presented the findings. In one experiment mice with advanced lymphomas received AS1406 or a control for five days. The drug extended median survival from 33 to 59 days. Whereas all animals had died by day 34 in the control group, more than 20% of those receiving AS1406 were still alive when the experiment ended after 77 days.

AS1406 is the most advanced drug in Antisoma's targeted apoptosis programme, which combines cancer-targeting antibodies with enzymes able to trigger the cellular self-destruct pathway known as apoptosis. Positive data on AS1406 were previously reported for solid tumours: in a breast cancer model the drug inhibited the growth of primary tumours and reduced their capacity to spread to new sites by metastasis. Extension of positive findings to a major blood cancer such as lymphoma broadens the potential application of the drug considerably.

Professor Susanna Rybak, the lead researcher on the RNase programme said: "Findings in our lymphoma model strongly support the inclusion of blood cancer indications in the forthcoming clinical trials programme for AS1406."

Glyn Edwards, Chief Executive Officer of Antisoma, added: "Targeted apoptosis is much closer to a magic bullet than most current cancer therapies. We are making good progress in preparing AS1406 for clinical trials and are delighted that work done at the NCI has demonstrated the potential for the drug in the multi-billion dollar lymphoma market."

Enquiries:

Antisoma plc
Daniel Elger,   Tel: +44 (0)20 8799 8200
Head of Corporate Communications

Financial Dynamics
Ben Atwell   Tel: +44 (0)20 7831 3113

Except for the historical information presented, certain matters discussed in this statement are forward looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from results, performance or achievements expressed or implied by such statements. These risks and uncertainties may be associated with product discovery and development, including statements regarding the Company's clinical development programmes, the expected timing of clinical trials and regulatory filings. Such statements are based on management's current expectations, but actual results may differ materially.

Notes to Editors

RNase and targeted apoptosis
AS1406 is the antibody humanised HMFG1 linked to the enzyme recombinant cytotoxic RNase. HMFG1 targets a protein called MUC1 that is expressed on the surface of cancer cells in many solid tumours and a variety of blood cancers. When the antibody binds to MUC1 it releases the RNase enzyme into the cancer cell, prompting the cell to 'commit suicide' by apoptosis. Antisoma has exclusive worldwide rights to use the RNase enzyme in combination with monoclonal antibodies that target MUC1 and another protein found on certain cancer cells, mCEA (membrane bound carcino-embryonic antigen). These rights were acquired through an in-licensing agreement with the US National Institutes of Health (NIH) announced in September 2001. Rights have been extended to cover use in lymphoma and myeloma as well as solid tumours. The technology is covered by a number of granted US patents, and equivalent patents have been filed in Europe and other territories.

Antisoma has been funding research into the combined use of antibodies and RNase by Prof Rybak at the Frederick Cancer Research and Development Center, National Cancer Institute, in Maryland, USA since 1999.

About Antisoma
Based in London, UK, Antisoma is a biopharmaceutical company that develops novel products for the treatment of cancer. The Company fills its development pipeline by acquiring promising new product candidates from internationally recognised academic or cancer research institutions. Its core activity is the preclinical and clinical development of these drug candidates. Antisoma forms partnerships with pharmaceutical companies to bring its products to market. In November 2002, Antisoma formed a broad strategic alliance with Roche to develop and commercialise products from Antisoma's pipeline. Please visit www.antisoma.com for further information about Antisoma.

END

Close

Regulatory Announcement

Go to market news section



 

Company	Antisoma PLC
TIDM	ASM
Headline	Placing and Open Offer
Released	07:01 25-Nov-03
Number	4476S

Not for release, distribution or publication in or into the United States, Canada, Australia, Republic of Ireland or Japan

Antisoma plc
Fully underwritten Placing and Open Offer to raise £15.2 million

25 November 2003, London UK: Antisoma plc (London Stock Exchange: ASM), the UK biopharmaceutical company specialising in the development of anti-cancer drugs, today announces that it proposes to raise £15.2 million (£14.0 million net of expenses) by means of a Placing and Open Offer. A prospectus published by the Company and containing details of the Placing and Open Offer (the "Prospectus") is expected to be posted to Shareholders today together with Application Forms in respect of the Open Offer.

Highlights are as follows:

- Placing of 38,010,941 New Shares at 40 pence per share to raise £15.2 million (£14.0 million net of expenses);
- Open Offer to Qualifying Shareholders on the basis of 1 New Share for every 6 Ordinary Shares at 40 pence per share; and
- Placing and Open Offer fully underwritten by Nomura.

Glyn Edwards, Chief Executive Officer of Antisoma, commented:

"This fundraising will lead to a significant enhancement of our pipeline by enabling us to acquire new clinical products and to pursue more ambitious development plans for some of our key established programmes."

Enquiries:
Antisoma plc   Tel: +44 (0)20 8799 8200
Glyn Edwards, Chief Executive Officer
Raymond Spencer, Chief Financial Officer

Nomura International plc   Tel: +44 (0)20 7521 2000
Dave Rasouly
John Milad

Financial Dynamics   Tel: +44 (0)20 7831 3113
Ben Atwell
Sarah MacLeod

Nomura International plc is acting exclusively for Antisoma in relation to the Placing and the Open Offer and is not advising any other person or treating any other person as its client in relation thereto, and will not be responsible to any person other than Antisoma for providing the protections afforded to its clients nor for providing advice in relation to the Placing and the Open Offer or any other matter referred to in this announcement.

This announcement does not constitute an offer to sell, or the solicitation of an offer to subscribe for, the New Shares in any jurisdiction in which such offer or solicitation is unlawful. The New Shares have not been, and will not be, registered under the United States Securities Act of 1933 (as amended), under the securities laws of any state of the United States or under the applicable securities laws of Canada, Republic of Ireland, Australia or Japan. Accordingly, unless an exemption under any applicable law is available, the New Shares may not be offered, sold, transferred, taken up or delivered, directly or indirectly, in the United States, Canada, Republic of Ireland, Australia or Japan or any other country outside the United Kingdom where such distribution may otherwise lead to a breach of any law or regulatory requirement.

Antisoma PLC
Fully underwritten Placing and Open Offer to raise £15.2 million

Introduction

Antisoma proposes to raise approximately £15.2 million (approximately £14.0 million net of expenses) through a Placing and Open Offer by an issue of 38,010,941 New Shares at a price of 40 pence per New Share, for which Qualifying Shareholders may subscribe for their pro rata entitlement pursuant to the Open Offer. The Issue Price of 40 pence per New Share represents a discount of 4.25 pence (9.6 per cent.) to the closing middle market price of 44.25 pence for Ordinary Shares trading on the London Stock Exchange on 24 November 2003. The Placing and Open Offer have been fully underwritten by Nomura.

Background to Antisoma

Antisoma is a UK-based biopharmaceutical company focused on the development of novel cancer therapies based on monoclonal antibodies and small molecules. Antisoma currently has three drugs in clinical trials. The Company's lead drug, R1549, is in Phase III development for ovarian cancer and has also completed a pilot Phase II study in gastric cancer. The principal results of the pivotal ovarian study are expected to be available during the first half of 2004 and will form the basis of applications for marketing licences if the results are positive. Two other drugs, R1550 and AS1404, are in Phase 1 clinical trials, while a third, AS1405, is expected to start clinical trials in early 2004. The Company also has a pre-clinical portfolio that includes a number of programmes with the potential to generate multiple products for clinical development.

Reasons for the Placing and Open Offer and Use of Proceeds

Antisoma plans to use the proceeds of the Placing and Open Offer, together with its existing funds, to further develop and exploit the potential of the product candidates in its pipeline (in addition to those planned developments referred to below) and to enhance the existing pipeline by acquiring additional product candidates. Specific areas to which funds will be applied are detailed below. The Directors believe that additional investment in these areas will provide the Company with a better platform from which to build a sustainable and profitable business in the medium term.

- Acquiring and developing a further product or products already in clinical trials (Phase I or Phase II) in order to increase the number and diversity of product candidates with potential to generate substantial milestone revenue over the next three years and royalties in the medium term. The Company is currently evaluating a number of products to determine their suitability for licensing;

- broadening the Phase II trial programme for AS1404 (DMXAA), which Antisoma intends to start promptly after Phase 1 trials finish in early 2004. A broader programme would include the simultaneous evaluation of the drug in different cancer types, in each case combining AS1404 with an established anti-cancer therapy for the type of tumour being treated. AS1404 has shown promising anti-cancer effects in pre-clinical studies of such combination regimens. The Directors believe that a wider development programme will allow Antisoma to broaden the drug's market potential and facilitate the identification of the most rapid route to market;

- pursuing the rapid development into clinical trials of a novel antibody-cytokine drug that Antisoma has co-developed with Lexigen, a US biotechnology company. The drug uses the targeting ability of the antibody BC1 to deliver the potent anti-tumour cytokine IL12 to cancer cells and has been shown to have anti-tumour effects in pre-clinical models of several different cancers. Antisoma describes this type of approach as ATTACK (Anti-tumour Therapy with Targeting Antibodies and CytoKines); and

- progressing more rapidly the development into clinical trials of AS1406 (huHMFG1-RNase), the leading candidate from Antisoma's targeted apoptosis approach, for which pre-clinical studies from the US National Institutes of Health have demonstrated promising activity against both solid and blood cancers. Additional funds will allow the pursuit of parallel development approaches in both of these areas.

The net proceeds of the Placing and Open Offer are expected to be £14.0 million. While it is difficult to be precise before in-licensing is complete, the Directors believe it would be reasonable to apportion the additional expenditure as follows: approximately £3 million would be spent on in-licensing and success fees, approximately £3 million on pre-clinical development and approximately £8 million on clinical development.

Current Trading and Prospects

The Chairman of Antisoma indicated at the time of the Company's preliminary results for the year to 30 June 2003, announced on 18 September 2003, that Antisoma had achieved a step change in its position following the formation of the alliance with Roche in November 2002 and the associated receipt of £23.2 million in upfront payments. Results for the first quarter to 30 September 2003, announced on 12 November, showed that the Company had £31.2 million in cash and short term investments at that date, compared with £15.4 million one year before. Antisoma acquired additional royalty rights from Cytogen for R1549 for £303,000 in September 2003. Antisoma also added to its pre-clinical portfolio in September 2003 by in-licensing a programme of telomerase inhibitors from CRT for an upfront payment plus additional milestone payments to be paid as products are developed. The Directors believe that losses and cash outflows will continue for a number of years, reflecting ongoing investment in the development of the Company's drug pipeline at levels exceeding revenues received from Roche. The Company is continuing to progress the development of its product portfolio and is confident of the Group's prospects for the end of the current financial year.

Under current plans and based on the present cash position (without taking into account the proceeds of the Placing and Open Offer) the Directors expect that progress to June 2005 will include:

- completion of R1549 Phase III ovarian cancer study plus two supporting studies;
- completion of R1550 Phase I breast cancer study;
- completion of current AS1404 Phase I study and one combination study;
- completion of pre-clinical development of AS1405 and two Phase I studies in addition to the initiation of one Phase II study;
- completion of pre-clinical development of AS1406 and receipt of a licence to start clinical trials;
- identification of candidates from the telomerase programme and progression of their pre-clinical development; and
- progression of pre-clinical evaluation of AS1408.

The Company is pleased to announce that Birgit Norinder has agreed to join the Board as a non-executive Director with effect from the AGM. Mrs Norinder is a trained pharmacist and has held senior executive positions in Research and Development at a number of international pharmaceutical companies, including Pharmacia & Upjohn Corp (Senior Vice President, Worldwide Product Development), Glaxo Group Research Ltd (Director, International Regulatory Affairs Division), Astra Research Centre AB (Vice President, Infection R&D), Pfizer Inc and Parke Davis AB. She has also served as CEO and Chairman of Profilix Ltd, a biotechnology company focusing on oncology. She serves on several boards of both privately and publicly owned biotechnology companies including two listed companies: PhotoCure ASA, Norway and Probi AB, Sweden.

Details of the Placing and Open Offer

The Company is proposing to raise approximately £15.2 million (approximately £14.0 after expenses of the Placing and the Open Offer) by the issue of 38,010,941 New Shares at the Issue Price. Certain Directors have irrevocably undertaken to take up all or part of their entitlements as Qualifying Shareholders pursuant to the Open Offer. Under the Placing Agreement, Nomura has agreed to use its reasonable endeavours to place the remaining New Shares at the Issue Price, failing which, itself to subscribe for such New Shares, subject to clawback to satisfy valid acceptances under the Open Offer. Certain Qualifying Shareholders have irrevocably undertaken not to take up a total of 8,171,103 New Shares and these will be placed firm with placees under the Placing. Qualifying Shareholders will be given the opportunity to apply under the Open Offer for New Shares at the Issue Price, free of expenses, pro rata to their existing holding of Ordinary Shares on the Record Date, on the following basis:

1 New Share for every 6 Ordinary Shares

held by such Qualifying Shareholders on the Record Date. Fractional entitlements to New Shares will not be allocated but will be disregarded and entitlements rounded down to the nearest whole number of New Shares. Any fractional entitlements that would otherwise have arisen will be aggregated and issued under the Placing for the benefit of the Company.

The Placing and the Open Offer are conditional, *inter alia*, upon the Placing Agreement having become unconditional and not having been terminated in accordance with its terms. If the conditions of the Placing Agreement are not fulfilled or, if capable of waiver, waived, on or before the relevant time and date specified in the Placing Agreement, application monies are expected to be returned (at the applicant's risk), without interest, within 14 days thereafter.

The New Shares will, when issued and fully paid, rank *pari passu* in all respects with the Existing Ordinary Shares. Application has been made to the UKLA for the New Shares to be admitted to the Official List. Application has also been made to the London Stock Exchange for the New Shares to be admitted to trading on its market for listed securities. It is expected that admission to listing of such securities will become effective and dealings on the London Stock Exchange will commence on 19 December 2003.

Qualifying Shareholders will receive with this document an Application Form containing details of their entitlements to subscribe for New Shares. The terms of the Open Offer provide that Qualifying Shareholders may make a valid application for any number of New Shares up to and including their *pro rata* entitlements as shown on the Application Form.

Shareholders should be aware that the Open Offer is not a rights issue and that entitlements to New Shares will not be tradable or sold in the market for the benefit of those who do not apply under the Open Offer.

The latest time and date for acceptance and payment in full under the Open Offer is expected to be 3p.m. on 17 December 2003.

Further details of the Open Offer are set out in the Prospectus and the Application Forms.

Extraordinary General Meeting

An Extraordinary General Meeting is to be held at 10.00 a.m. on 18 December 2003 at the offices of CMS Cameron McKenna, Mitre House, 160 Aldersgate Street, London EC1A 4DD, at which resolutions will be proposed to enable the Placing and Open Offer to proceed and to refresh the general authorities to allot shares and associated dis-application of pre-emption rights to reflect the Placing and Open Offer. The Placing and Open Offer is conditional on Resolution 1 being passed at the EGM.

Expected timetable

	2003
Record date for entitlement under the Open Offer	21 November
Latest time and date for splitting Application Forms	3 p.m. on 15 December
Latest time and date for receipt of Forms of Proxy	10 a.m. on 16 December
Latest time and date for receipt of Application Forms and payment in full	3 p.m. on 17 December
Extraordinary General Meeting	10 a.m. on 18 December
Dealings expected to commence in the New Shares	8 a.m. on 19 December
New Shares in uncertificated form expected to be credited to CREST accounts	19 December
Definitive certificates for New Shares in certificated form expected to be dispatched	By 29 December

Disclaimer

Nomura International plc is acting exclusively for Antisoma in relation to the Placing and the Open Offer and is not advising any other person or treating any other person as its client in relation thereto, and will not be responsible to any person other than Antisoma for providing the protections afforded to its clients nor for providing advice in relation to the Placing and the Open Offer or any other matter referred to in this announcement.

This announcement does not constitute an offer to sell, or the solicitation of an offer to subscribe for, the New Shares in any jurisdiction in which such offer or solicitation is unlawful. The New Shares have not been, and will not be, registered under the United States Securities Act of 1933 (as amended), under the securities laws of any state of the United States or under the applicable securities laws of Canada, Republic of Ireland, Australia or Japan. Accordingly, unless an exemption under any applicable law is available, the New Shares may not be offered, sold, transferred, taken up or delivered, directly or indirectly, in the US, Canada, Republic of Ireland, Australia or Japan or any other country outside the United Kingdom where such distribution may otherwise lead to a breach of any law or regulatory requirement.

Definitions

Unless the context requires otherwise, the following definitions apply throughout the announcement:

"AGM"	the Annual General Meeting of the Company to be held on 9 December 2003
"Antisoma" or the "Company" or "Antisoma Group" or the "Group"	Antisoma plc, together where appropriate, with its subsidiary undertakings (as defined in section 258 of the Act)
"Antisoma Option Scheme" or the "Option Scheme"	The Antisoma plc Company Share Option Plan
"antibody"	A protein molecule formed by the immune system that reacts specifically with a particular antigen
"antigen"	A molecule targeted by an antibody and capable of stimulating the production of antibodies against itself. Many cancer antigens do not stimulate the human immune system strongly, but antibodies against them can be obtained by introducing them into another species
"apoptosis"	Programmed cell death - a natural process that plays a vital role in the development, maintenance and renewal of tissues and organs. Failure of apoptosis may be a cause of cancer
"Application Form"	the application form issued to Qualifying Shareholders relating to the Open Offer, which accompanies this document
"BC1"	An antibody recognising and binding to a protein, oncofoetal fibronectin, that is associated with tumour blood vessels
"Board" or "Directors"	The board of directors of Antisoma
"cancer"	A broad term used to describe a group of diseases which are characterised by uncontrolled growth and spread of abnormal cells
"certificated form"	An Ordinary Share which is not in uncertificated form

"clinical trials"	The study in humans of medicinal product candidates in order to determine their safety and efficacy. They are generally classified into phases I to III
"CREST"	the relevant system (as defined in the Regulations) in respect of which CRESTCo Limited is the Operator (as defined in such Regulations) in accordance with which listed securities may be held and transferred in uncertified form
"cytokine"	A chemical messenger; cytokines are essential for a co-ordinated immune response
"DMXAA"	5,6,-Dimethylxanthenone-4-acetic acid - the chemical name for AS1404
"DNA"	Deoxyribonucleic acid (DNA) and ribonucleic acid (RNA) are the two chemical substances involved in the genetic transmission of characteristics from parent to offspring and in the manufacture of proteins
"Existing Ordinary Shares"	the 228,065,648 Ordinary Shares in issue at the close of business on 24 November 2003, being the latest practicable date prior to the publication of this document
"Extraordinary General Meeting" or "EGM"	the extraordinary general meeting of the Company to be held at 10.00 a.m. on 18 December 2003 (or any adjournment thereof)
"gastric"	relating to the stomach
"HMFG1"	A mouse monoclonal antibody isolated in response to human milk fat globule, a component of human milk. This antibody or its humanised derivative provide the targeting component of R1549, R1550 and AS1406
"IL12"	a cytokine with a wide range of biological effects; when given as a drug it has been shown to have anti-tumour activity
"indication"	the use for which a drug is intended. For example, one of the indications for which R1549 is being developed is adjunctive therapy of ovarian cancer in women who enter remission following surgery and chemotherapy
"Issue Price"	the price of 40 pence per New Share payable under the Placing and Open Offer
"Lexigen"	EMD Lexigen
"London Stock Exchange"	London Stock Exchange plc
"molecule"	A chemical substance made up of two or more atoms
"monoclonal antibody"	an antibody made from a single clone (hybridoma) of white blood cells, and with specificity against a single antigen target
"NASDAQ Europe"	NASDAQ Europe S.A./ N.V., a subsidiary of the NASDAQ Stock Market, Inc.
"New Shares"	the new Ordinary Shares proposed to be issued pursuant to the Placing and Open Offer
"Nomura"	Nomura International plc
"Official List"	the Official List of the UK Listing Authority
"Open Offer"	the conditional invitation by Nomura, on behalf of the Company, to Qualifying Shareholders to apply to subscribe for New Shares on the terms and subject to the conditions set out or referred to in the Prospectus and in the Application Form
"Ordinary Shares"	Ordinary shares of 1 penny each in the capital of Antisoma
"ovarian cancer"	Cancer of the ovaries
"Overseas Shareholders"	Shareholders on the register of members of the Company as at the close of business on the Record Date who have registered addresses or are residents of countries outside the United Kingdom
"Phase I"	Studies in small numbers (often no more than 20) patients to determine how a molecule behaves in the body, how well tolerated it is and which dose or doses might be most appropriate
"Phase II"	Studies that assess the product candidate's short-term safety and preliminary efficacy in a limited number of patients with the relevant disease
"Phase III"	Studies that involve a comprehensive evaluation of safety and efficacy of the product candidate in a sufficient number of patients to obtain statistically significant results
"pivotal study"	a key study, results of which will be a major determinant of regulatory approval
"Placing"	the conditional placing of New Shares at the Issue Price by Nomura pursuant to the Placing Agreement as described in the Prospectus

"Placing Agreement"   the placing and open offer agreement dated 25 November 2003 between the Company and Nomura as described in the Prospectus

"Pre-clinical studies"   these are tests carried out on a product candidate, manufactured to meet regulatory guidelines, to ensure product safety and quality prior to commencing studies in humans. These tests investigate the toxicity and efficacy in model systems, safety and stability of the product candidate and also validate the GMP manufacturing processes. Certain of these tests will often continue after commencement of human clinical studies

"product candidate"   A substance that has the potential to become a therapeutic product

"Prospectus"   Antisoma prospectus dated 25 November 2003

"Qualifying Shareholders"   holders of Ordinary Shares on the register of members of the Company as at the close of business on the Record Date, other than certain Overseas Shareholders as referred to in the Prospectus

"Record Date"   the record date for the Open Offer, being 21 November 2003

"Regulations"   the Uncertificated Securities Regulations 2001 (SI 1002 No. 3755)

"Resolutions"   the resolutions set out in the notice of EGM set out at the end of the prospectus

"RNA"   see DNA

"RNase"   enzyme that degrades RNA

"Roche"   F. Hoffmann-La Roche Limited and/or its affiliates, as the context may require

"Shareholders"   holders of Ordinary Shares

"small molecule drugs"   drugs that have a molecular weight of 500 or less and can more easily pass through membranes than larger molecules. These drugs are more likely to be delivered orally

"telomeres"   protective regions found at the ends of chromosomes, the structures into which DNA is packaged in each cell

"telomerase"   an enzyme responsible for maintaining telomeres

"tumour"   a mass of new tissue growth as seen in many types of cancer

"UK" or "United Kingdom"   the United Kingdom of Great Britain and Northern Ireland

"UKLA"   the UK Listing Authority, being the Financial Services Authority acting as the competent authority for the purposes of Part 6 of the Financial Services and Markets Act 2000

"US", "USA", or "United States"   the United States of America, its territories and possessions and any state of the United States of America and the District of Columbia and all other areas subject to its jurisdiction

"uncertificated form"   an Ordinary Share which is for the time being recorded on the Company's register of members as being held in uncertificated form in CREST, and title to which by virtue of the Regulations, may be transferred by means of CREST

END

Close

Regulatory Announcement

<u>**Go to market news section**</u>

[♣ Free annual report] ☒ 🖨

Company	Antisoma PLC
TIDM	ASM
Headline	Co-development
Released	07:01 25-Nov-03
Number	4473S

Antisoma and EMD Lexigen announce progress on joint anti-cancer development programme (ATTACK)

25 November 2003, London, UK and Boston, USA: Antisoma plc (LSE:ASM), the UK-based biopharmaceutical company specialising in the development of novel anti-cancer drugs, and EMD Lexigen Research Center, the US-based biotechnology company, today announce that they have co-developed a novel cancer therapy based on the application of Lexigen's immunocytokine technology and using Antisoma's antibody huBC1 and the anti-tumour cytokine IL12. The companies describe this approach as ATTACK (Anti-tumour Therapy with Targeting Antibodies and CytoKines).

EMD Lexigen and Antisoma have created an immunocytokine fusion protein incorporating huBC1 and IL12. This protein has been shown to have anti-tumour effects in animal models of several different cancers. Work from the companies' collaboration is being submitted for detailed presentation at forthcoming scientific congresses.

IL12, when given alone, is known to have potent effects on tumours. Early-phase safety trials provided evidence of IL12 activity against renal cell carcinomas and melanomas. However, intravenous administration of IL12 has been associated with severe and often treatment-limiting side effects. Combining IL12 with a cancer-targeting antibody is a potential way to harness its anti-tumour properties while minimising side effects, as a targeted therapy can be given at lower doses and could act more specifically on tumours. The huBC1 antibody targets oncofoetal fibronectin, a molecule associated with new tumour blood vessels. This antibody therefore provides a vehicle with the potential to deliver IL12 specifically to tumours.

Glyn Edwards, CEO of Antisoma, said, "We are delighted to be collaborating with a partner of Lexigen's calibre, and are now working with them to identify the best way to move the promising new ATTACK approach rapidly into clinical trials."

Stephen Gillies, President of EMD Lexigen and Global Head of Oncology Research for Merck KGaA, said, "Immunocytokine technology lends itself to many approaches through different combinations of antibodies and cytokines. We are excited to work with the novel targeting concept of Antisoma to create an innovative approach to cancer therapy."

-ends-

Enquiries

Antisoma plc
Glyn Edwards, Chief Executive Officer

Tel: +44 (0)20 8799 8200

EMD Lexigen
David Reeder

Tel: +1 919-401-7200

Financial Dynamics

Ben Atwell/Sarah MacLeod   Tel: +44 (0)20 7831 3113

Notes to Editors

About Antisoma
Based in London, UK, Antisoma is a biopharmaceutical company that develops novel products for the treatment of cancer. The Company fills its development pipeline by acquiring promising new product candidates from internationally recognised academic or cancer research institutions. Its core activity is the preclinical and clinical development of these drug candidates. Antisoma forms partnerships with pharmaceutical companies to bring its products to market. In November 2002, Antisoma signed a ground-breaking collaboration agreement with Roche to develop and commercialise products from Antisoma's pipeline. Please visit www.antisoma.com for further information.

About EMD-Lexigen Research Center
EMD Lexigen Research Center is a research-driven company focused on developing new generations of therapies for cancer and other serious and life-threatening diseases.

EMD Lexigen is a subsidiary of Merck KGaA, Darmstadt, Germany. Its research center, located in the Route 128 Biotech Corridor near Boston, Mass., is a hub for Merck KGaA's biological pharmaceutical research activities, emphasizing advanced pharmaceutical platform technologies and novel drugs.

About Merck KGaA
With more than 34,500 employees in 53 countries, Merck KGaA of Darmstadt, Germany, generated sales of EUR 7.5 billion in 2002. Founded in 1668 in Darmstadt, the company aims to be a world leader within its core businesses of pharmaceuticals and chemicals. Merck groups its operating activities under Merck KGaA, in which the Merck family holds 74% and the remaining 26% is publicly traded. The former U.S. subsidiary, Merck & Co., has been a completely independent company since 1917.

END

Close

Regulatory Announcement

Go to market news section

RECEIVED

2005 JAN 28 A 1 17

OFFICE OF INTER...
CORPORATE F...


Free annual report

Company	Antisoma PLC
TIDM	ASM
Headline	1st Quarter Results
Released	07:00 12-Nov-03
Number	9570R

Antisoma reports Q1 results

12 November 2003, London, UK: Antisoma (LSE:ASM), the biopharmaceutical company specialising in the development of novel anti-cancer drugs, today announces its results for the three months ended 30 September 2003.

Highlights

- Developments on lead product, R1549
    - acquisition of additional royalty rights from Cytogen
    - results of pivotal ovarian cancer study now expected in H1 2004
    - gastric cancer pilot study shows tolerability comparable with that in ovarian cancer

- In-licensing of a programme of telomerase inhibitors from Cancer Research Technology Ltd

- Cash and cash equivalents of £31.2 million at 30 September 2003 (30 June 2003: £34 million)

- Net loss for the quarter ended 30 September 2003 of £0.2 million (Q1 2002/03: £3.0 million)

Announced today

- AS1404 phase I study reaches patient recruitment target

Dr Barry Price, Chairman of Antisoma, said: "This has been another quarter of strong progress for Antisoma. We have continued to build a broadly based pipeline, both through development of our existing portfolio and by in-licensing promising new agents."

For further information, please visit the Company's web site at www.antisoma.com or contact:

Antisoma plc   Tel: +44 (0)20 8799 8200
Raymond Spencer, Chief Financial Officer
Glyn Edwards, Chief Executive Officer

Financial Dynamics
David Yates/Sarah Macleod   Tel: +44 020 7269 7242

Except for the historical information presented, certain matters discussed in this statement are forward looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from results, performance or achievements expressed or implied by such statements. These risks and uncertainties may be associated with product discovery and development, including statements regarding the company's clinical development programmes, the expected timing of clinical trials and regulatory filings. Such statements are based on management's current expectations, but actual results may differ materially.

Chairman's report

We continued to make steady progress across our pipeline during the first quarter. Important steps have been taken to maximise our potential revenues from R1549, and to continue the building of a broad-based pipeline spanning a range of anti-cancer approaches.

Pipeline development
In July we announced a revised projection for the completion of the pivotal phase III study of R1549 in ovarian cancer. This is now expected to finish between December 2003 and February 2004. Results from the trial are expected to be

announced during the first six months of 2004, after processing of data from the trial. Together with our co-development partner, Roche, we are taking steps to ensure that we are well placed to file for approval on receipt of a positive result.

Earlier this month the Company announced the final results from a pilot phase II study of R1549 in gastric cancer. The trial evaluated the drug in a small group of patients who had received surgery to treat advanced gastric cancer. Tolerability findings were comparable with those observed in patients receiving R1549 for ovarian cancer. As expected, based on the small size of the trial, no statistically significant differences were observed in survival time between the treated and untreated patients.

In September we announced the acquisition from Cytogen of additional royalty rights to R1549. This will increase our net income from future sales of the product and adds to the potential upside for our shareholders.

Today we announce that we have reached our target for patient recruitment into our phase I dose-ranging study for AS1404. This keeps us on course to complete the phase I programme and begin phase II combination studies during 2004. Ongoing preclinical work is also providing useful data to help plan the phase II programme. Work presented at the American Association of Cancer Research (AACR) meeting in July highlighted the potential of the drug as part of combination regimens for pancreatic, colon and lung cancers.

In August we discontinued the development of AS1403 (formerly TheraFab) following a biodistribution study with an imaging form of the product. The study showed that, whilst there was successful targeting of tumour cells, the therapeutic product in its current form would have delivered unacceptable levels of radioactivity to other tissues. Work to overcome this issue would have required significant investment, and the Directors decided that the Company's resources would be more productively employed in other pipeline programmes.

We added to our preclinical portfolio in September by in-licensing a programme of telomerase inhibitors. This programme has broad potential across solid and blood cancers, as the telomerase enzyme is important to all types of cancer cell. The programme was in-licensed from Cancer Research Technology Ltd and developed at the London School of Pharmacy by the group of Professor Stephen Neidle.

Management
Nick Adams was appointed Director of Business Development in November and joined Antisoma's Executive Committee, the group responsible for the day-to-day running of Antisoma Research Ltd, the wholly owned operating subsidiary of Antisoma plc. Nick had been Business Development Manager for Antisoma since June 1999, and brings a wealth of expertise and experience to his new role. Nick replaces Bart Wuurman, who has been appointed Chief Executive Officer of De Novo Pharmaceuticals Ltd.

Financial Review
In September we de-listed our shares from Nasdaq Europe prior to the closure of that market in November. Our shares continue to be traded on the London Stock Exchange.

We also announced the appointment of Nomura International as joint broker and joint financial advisor to the group.

Results of operations - three months ended 30 September 2003

Revenue
We are accounting for the revenue from the Roche alliance in line with our anticipated achievement of the development steps covered by the payments. We therefore recognised £2.2 million from the upfront payments during the quarter, and this contributed to total revenues of £5.0 million, up from £0.4 million for the quarter ended 30 September 2002. This increase also includes £2.8 million received from Roche in relation to development costs for R1549 and R1550.

Operating costs
Net operating expenses of £5.5 million (Q1 2002/03: £3.5 million; Q4 2002/03: £4.9 million) include research and development spending of £4.0 million (Q1 2002/03: £2.65 million; Q4 2002/03: £3.9 million). The increase in operating expenditure represents increased development expenditure in our clinical and preclinical portfolios and also the costs associated with the acquisition of additional royalty rights from Cytogen and the in-licensing of the telomerase inhibitor programme.

Losses
Operating losses fell significantly to £0.5 million from £3.2 million in the corresponding period last year but rose by £0.3 million from the quarter ended 30 June 2003, reflecting payments made to Cytogen of £0.3 million.

Net loss for the period was £0.2 million (Q1 2002/3: £3.0 million Q4 2002/3: £95,000 profit).

Liquidity and financial position

Cash at bank and held in short-term investments totalled £31.2 million at 30 September 2003, £34 million at 30 June 2003 and £15.4 million at 30 September 2002.

Net cash outflow from operating activities for the quarter was £2.5 million (Q1 2002/03: £3.5 million; Q4 2002/03: £1.2 million) and represents losses adjusted for movements in working capital. Net cash outflow from operating activities includes manufacturing and other costs to support the clinical and preclinical development of our current portfolio.

Creditors increased to £20.2 million from £4.4 million as at 30 September 2002 but fell slightly from £21.8 million as at 30 June 2003. The changes in creditors are largely due to the receipt of upfront payments from Roche in November 2002 and the subsequent recognition of milestone revenues.

Loss per share
The loss per share for the quarter decreased to 0.1p from 1.5p in Q1 2002/03 (Q4 2002/03: 0.0p.)

Barry Price
Chairman
12 November 2003

Consolidated profit and loss account
for the three months ended 30 September 2003

	3 months ended 30 September 2003 unaudited £'000	3 months ended 30 September 2002 unaudited £'000	Year ended 30 June 2003 audited £'000
Revenue	**5,049**	358	11,837
Operating expenses	**(5,549)**	(3,545)	(17,212)
Operating loss	**(500)**	(3,187)	(5,375)
Interest receivable	**288**	180	978
Loss on ordinary activities before taxation	**(212)**	(3,007)	(4,397)
Taxation on ordinary activities	-	-	1,098
Loss on ordinary activities after taxation	**(212)**	(3,007)	(3,299)
Loss per 1p share			
Basic and diluted	**0.1p**	1.5p	1.5p
Weighted average number of shares (000's)	**228,066**	207,332	216,875

Consolidated balance sheet
at 30 September 2003

	30 September 2003 unaudited £'000	30 September 2002 unaudited £'000	30 June 2003 audited £'000
Fixed assets	**344**	247	263

Current assets			
Debtors	**4,502**	858	3,529
Short term investments	**27,800**	13,960	31,854
Cash at bank and in hand	**3,374**	1,470	2,141
	35,676	16,288	37,524
Creditors: amounts falling due within one year	**(13,760)**	(4,401)	(13,013)
Net current assets	**21,916**	11,887	24,511
Total assets less current liabilities	**22,260**	12,134	24,774
Creditors: amounts falling due within one year	**(6,434)**	-	(8,715)
Provision for liabilities and charges	**(49)**	-	(70)
Net assets	**15,777**	12,134	15,989
Capital and reserves			
Called up share capital	**6,613**	6,405	6,613
Share premium account	**55,952**	52,013	55,952
Other reserves	**4,300**	4,300	4,300
Profit and loss account	**(51,088)**	(50,584)	(50,876)
Total shareholders' funds	**15,777**	12,134	15,989
Shareholders' funds analysed as:			
Equity shareholders' funds	**11,445**	7,802	11,657
Non-equity shareholders' funds	**4,332**	4,332	4,332
	15,777	12,134	15,989

Consolidated cash flow statement
for the three months ended 30 September 2003

	3 months ended 30 September 2003 unaudited £'000	3 months ended 30 September 2002 unaudited £'000	Year ended 30 June 2003 audited £'000
Net cash (outflow)/inflow from operating activities	**(2,523)**	(3,519)	9,185

Returns on investments and servicing of

finance

Interest received	**242**	132	897

Net cash inflow from returns on investments and servicing of finance	**242**	132	897

Net cash inflow from taxation	-	-	1,098

Capital expenditure and financial investment

Purchase of tangible fixed assets	**(117)**	(62)	(212)
Sale of tangible fixed assets	-	-	1
Purchase of intangible fixed assets	**(423)**	-	-

Net cash outflow for capital expenditure and financial investment	**(540)**	(62)	(211)

Net cash (outflow)/inflow before management of liquid resources and financing	**(2,821)**	(3,449)	10,969

Management of liquid resources

Sale/(purchase) of current asset investments	**4,054**	3,999	(13,895)

Financing

Issue of shares	-	-	4,147

Increase in cash	**1,233**	550	1,221

Notes to the financial statements

1. **Basis of reporting**

   The quarterly financial statements have been prepared in accordance with UK Generally Accepted Accounting Principles ("UK GAAP") on the basis of the accounting policies set out in the Group's 2003 statutory accounts. The statements were approved by the Board of Directors on 11 November 2003 and are unaudited.

   The financial information contained in this announcement does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. The figures for the year ended 30 June 2003 have been extracted from the statutory accounts which have been filed with the Registrar of Companies and which are available on request from the Company Secretary, Antisoma plc, West Africa House, Hanger Lane, Ealing, London W5 3QR. The auditors' report on those accounts was unqualified and did not contain any statement under section 237(2) or section 237(3) of the Companies Act 1985.

2. **Operating expenses**

	3 months ended 30 September 2003 unaudited £'000	3 months ended 30 September 2002 unaudited £'000	Year ended 30 June 2003 audited £'000
Administrative expenses	**1,551**	895	4,179
Research and development	**3,998**	2,650	13,033
Operating expenses	**5,549**	3,545	17,212

Notes to Editors

Antisoma
Based in London, UK, Antisoma is a biopharmaceutical company that develops novel products for the treatment of cancer. The Company fills its development pipeline by acquiring promising new product candidates from internationally recognised academic or cancer research institutions. Its core activity is the pre-clinical and clinical development of these drug candidates. Antisoma forms partnerships with pharmaceutical companies to bring its products to market. In November 2002, Antisoma signed a broad collaboration agreement with Roche to develop and commercialise products from Antisoma's pipeline. Visit www.antisoma.com for further information about Antisoma.

END

Close

Regulatory Announcement

Go to market news section

 

Company	Antisoma PLC
TIDM	ASM
Headline	Research Update
Released	07:00 06-Nov-03
Number	7312R

Broad potential for R1549 highlighted by favourable tolerability profile in gastric cancer pilot study

London, UK, 6 November 2003: Antisoma plc (LSE:ASM), the biopharmaceutical company specialising in the development of anti-cancer drugs, today announces final results from its pilot phase II study of R1549 in gastric cancer. The trial, which has been funded since November 2002 by Antisoma's co-development partner, Roche, evaluated the drug in a small group of patients who had received surgery to treat advanced gastric cancer. Eight patients who received surgery plus R1549 were compared with seven patients who received surgery alone. Tolerability findings were comparable to those observed in patients receiving R1549 for ovarian cancer. As expected, based on the small size of the trial, no statistically significant differences were observed in survival time between the treated and untreated patients.

The importance of these results lies in the extension of favourable tolerability data to a broader patient population than ovarian cancer sufferers. The gastric study included patients with a different type of tumour, a different surgical history and for the first time men as well as women. This study makes possible the future evaluation of R1549 in gastric and other abdominal cancers in the event of positive results from the drug's pivotal phase III study in ovarian cancer. Antisoma and Roche expect to announce the principal results of the ovarian study during the first half of 2004. A previous phase II study in ovarian cancer showed a statistically significant increase in survival time, with enhanced five- and ten-year survival (details of the publications are provided in Notes to Editors).

An investigator in the study, Dr Bruce Sizer of Essex County Hospital, Colchester, UK, said, "This trial was a useful first step in evaluating R1549 in gastric cancer. Further trials will be needed to fully elucidate the value of the drug in this and other possible abdominal cancer indications."

Glyn Edwards, CEO of Antisoma, said, "This is an exciting time for Antisoma as we await the results of our pivotal study of R1549 in ovarian cancer. By showing that R1549 can also be given safely to patients with gastric cancer, today's results provide a potential springboard for the extension of the development programme to a range of abdominal cancers."

Enquiries:

Antisoma plc Glyn Edwards, Chief Executive Officer	Tel: +44 (0)20 8799 8200
Financial Dynamics Jonathan Birt	Tel: +44 (0)20 7831 3113

Except for the historical information presented, certain matters discussed in this statement are forward looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from results, performance or achievements expressed or implied by

such statements. These risks and uncertainties may be associated with product discovery and development, including statements regarding the Company's clinical development programmes, the expected timing of clinical trials and regulatory filings. Such statements are based on management's current expectations, but actual results may differ materially.

Notes to editors

Gastric cancer
Approximately 875,000 new cases of gastric cancer are diagnosed worldwide each year. Treatment options are limited and survival rates remain poor, as approximately 80% of patients present with locally advanced or metastatic disease. The World Health Organisation estimates that gastric cancer killed almost 650,000 people worldwide in 2000.

References for ovarian cancer phase II study

- Hird V. *et al.* Adjuvant therapy of ovarian cancer with radioactive monoclonal antibody. *Br J Cancer* (1993) 68: 403-406.
- Epenetos A.A. *et al.* Long term survival of patients with advanced ovarian cancer treated with intraperitoneal radioimmunotherapy. *Int J Gynecol Cancer* (2000) 10 (suppl 1): 44-46.
- Nicholson S. *et al.* Radioimmunotherapy after chemotherapy compared to chemotherapy alone in the treatment of advanced ovarian cancer: A matched analysis. *Oncol Reports* (1998) 5: 223-226.

About Antisoma
Based in London, UK, Antisoma is a biopharmaceutical company that develops novel products for the treatment of cancer. The Company fills its development pipeline by acquiring promising new product candidates from internationally recognised academic or cancer research institutions. Its core activity is the preclinical and clinical development of these drug candidates. Antisoma forms partnerships with pharmaceutical companies to bring its products to market. In November 2002, Antisoma signed a ground-breaking collaboration agreement with Roche to develop and commercialise products from Antisoma's pipeline. Please visit www.antisoma.com for further information.

END

Close

Regulatory Announcement

Go to market news section

RECEIVED

 

2005 JUN 28 A 11: 13

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Company	Antisoma PLC
TIDM	ASM
Headline	Appointment
Released	10:30 04-Nov-03
Number	6368R

Antisoma promotes Nick Adams to Director of Business Development

4 November 2003, London, UK: Antisoma, (LSE: ASM) the biopharmaceutical company specialising in the development of novel anti-cancer drugs, today announces the promotion of Mr Nicholas Adams to Director of Business Development.

Nick will lead Antisoma's business development team, for which a key focus remains the acquisition of new products to add to Antisoma's pipeline. He has also been appointed to Antisoma's Executive Committee, the group responsible for the day to day running of Antisoma Research Ltd, the wholly owned subsidiary of Antisoma plc.

Nick had held the position of Business Development Manager at Antisoma since June 1999. In this role he negotiated a number of in-licensing deals and established significant development collaborations. He was also an important contributor to the negotiations leading to the formation of Antisoma's development and commercialisation alliance with Roche in November 2002.

Nick, 39, studied at the College of Law, London and holds a BSc (Hons) in Biology from the University of Hertfordshire. Prior to joining Antisoma he held R&D positions at Ciba-Geigy, Eisai Ltd and Cephalon Inc.

Nick replaces Bart Wuurman, who, after five years at Antisoma, will become Chief Executive Officer of De Novo Pharmaceuticals Ltd.

Glyn Edwards, Antisoma's CEO, said, "Nick brings invaluable expertise and experience to his new role as Director of Business Development and I welcome him to our senior team. I would also like to take this opportunity to thank Bart for his excellent contribution to the company, notably his leading role in creating our alliance with Roche."

Enquiries:

Antisoma plc

Daniel Elger, Head of Corporate Communications   Tel: +44 (0)20 8799 8200

Financial Dynamics

Jonathan Birt   Tel: +44 (0)20 7831 3113

About Antisoma
Based in London, UK, Antisoma is a biopharmaceutical company that develops novel products for the treatment of cancer. The Company fills its development pipeline by acquiring promising new product candidates from internationally recognised academic or cancer research institutions. Its core activity is the preclinical and clinical development of these drug candidates. Antisoma forms partnerships with pharmaceutical companies to bring its products to market. In November 2002, Antisoma signed a ground-breaking collaboration agreement with Roche to develop and commercialise products from Antisoma's pipeline. Please visit www.antisoma.com for further information.

END

Close

Regulatory Announcement

Go to market news section   RECEIVED

Free annual report

Company	Antisoma PLC
TIDM	ASM
Headline	Annual Report and Accounts
Released	09:00 08-Oct-03
Number	6283Q

8 October 2003

Annual Report and Accounts

Antisoma plc (LSE:ASM) announce that its annual report and accounts for the year ended 30 June 2003 are available on the Company's website at www.antisoma.com

Printed copies may be requested by e-mail (enquiries@antisoma.com), telephone (+44 (0)20 8799 8200), fax (+44 (0)20 8799 8201) or post to Antisoma plc, West Africa House, Hanger Lane, Ealing, London W5 3QR, UK.

Copies have been sent to shareholders, together with notification of the Company's Annual General Meeting and proxy voting form.

END

Close

Regulatory Announcement

Go to market news section

Company	Antisoma PLC
TIDM	ASM
Headline	Appointment
Released	13:26 06-Oct-03
Number	5666Q

6 October 2003


ANTISOMA PLC

Appointment of Joint Stockbroker and Joint Financial Advisor


Antisoma plc (LSE: ASM), the UK biopharmaceutical company specialising in novel anti-cancer drugs, today announces that it has appointed Nomura International to act as joint stockbroker and joint financial advisor to the group with immediate effect.

Enquiries:

Antisoma plc   Tel: +44 (0)20 8799 8200
Glyn Edwards, Chief Executive Officer
Raymond Spencer, Chief Financial Officer

Financial Dynamics
Jonathan Birt   Tel: +44 (0)20 7831 3113

END

Close

Regulatory Announcement

Go to market news section

Company	Antisoma PLC
TIDM	ASM
Headline	Director Shareholding
Released	18:01 02-Oct-03
Number	4904Q

Antisoma plc
Company share option plan grants

London, UK, 2 October 2003: Pursuant to Part A and Part B of the Antisoma plc Company Share Option Plan, Antisoma plc ("Antisoma") yesterday granted options over ordinary shares of 1 pence each to Directors, senior executives and other employees at an exercise price of 38.17 pence per share as follows:

Director/senior executive	Number of shares under option
Glyn Edwards	418,359
Raymond Spencer	182,556
Nigel Courtenay-Luck	182,556
Miroslav Ravic	200,812

Other employees were granted options over a total of 929,520 shares.

Options will normally become exercisable for a seven year period commencing on 1 October 2006, subject to fulfilment of certain performance and other conditions.

Mr Edwards and Mr Spencer, as directors, notified Antisoma of their respective interests in these shares on 1 October 2003.

Enquiries

Antisoma plc
Raymond Spencer, Chief Financial Officer   Tel: +44 (0)20 8799 8200

END

Close

Regulatory Announcement

<u>**Go to market news section**</u>

RECEIVED

2005 JUN 20 A 11: 14

FICE OF INTE
CORPORATE FI

 ♠ Free annual report

Company	Antisoma PLC
TIDM	ASM
Headline	Notice of AGM
Released	13:21 01-Oct-03
Number	4122Q

Notice of Annual General Meeting

1 October 2003

Antisoma plc (LSE:ASM)
Registered Office:
West Africa House
Hanger Lane
London W5 3QR
United Kingdom
Registered Number: 3248123

The Board of Directors is pleased to invite the shareholders of Antisoma plc to attend the Annual General Meeting of the Company which will take place on Tuesday 9 December 2003 at 11.00am UK time at the offices of CMS Cameron McKenna, Mitre House, 160 Aldersgate Street, London, EC1A 4DD.

END

Close

Regulatory Announcement

RECEIVED

Go to market news section

[Free annual report]

Company	Antisoma PLC
TIDM	ASM
Headline	Final Results
Released	07:00 18-Sep-03
Number	8913P

2005 JUN 28 A 12: 11

TICE OF INTERN
CORPORATE FIN

Antisoma's preliminary results for the year ended 30 June 2003

18 September 2003, London, UK: Antisoma plc (LSE: ASM), the biopharmaceutical company specialising in novel anti-cancer drugs, today announces its preliminary results for the year ended 30 June 2003.

Highlights - a year of transformation

Ground-breaking alliance formed with Roche
- Injection of £27.3 million cash and reduced cash burn
- Potential for future milestone and royalty payments
- Clear route to market established for products

Existing pipeline advanced
- Lead product R1549 close to completing pivotal efficacy study
- Broad development of R1550 begun with breast cancer study

Pipeline strengthened by new addition
- Licensing of telomerase inhibitor programme from Cancer Research Technology Ltd (in September 2003)

Financial highlights
- Full-year net loss reduced significantly to £3.3 million (2002: £13.2 million)
- Revenues increased substantially to £11.8 million (2002: £2.2 million)
- Cash and cash equivalents at 30 June 2003 of £34.0 million (2002: £18.9 million)

Commenting on the results, Glyn Edwards, Chief Executive Officer of Antisoma, said: "Antisoma has achieved a step change in its position over the past 12 months. Formation of a broad strategic alliance with Roche has opened up a clear route to market for our products and greatly improved our financial position, leaving us well placed to exploit our maturing pipeline and to build on our proven track record as a seeker and developer of innovative approaches to the treatment of cancer. We are now only months away from knowing the result of our pivotal study of R1549 in ovarian cancer."

Enquiries:

Antisoma plc   Tel: +44 (0)20 8799 8200
Glyn Edwards
Chief Executive Officer
Raymond Spencer, Chief Financial Officer

Financial Dynamics   Tel: +44 (0)20 7831 3113
Jonathan Birt

The full text of Antisoma's annual report will be available on the Company website http://www.antisoma.com from 30 September 2003.

Except for the historical information presented, certain matters discussed in this statement are forward looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from results, performance or achievements expressed or implied by such statements. These risks and uncertainties may be associated with product discovery and development, including statements regarding the company's clinical development programmes, the expected timing of clinical trials and regulatory filings. Such statements are based on management's current expectations, but actual results may differ materially.

Joint Chief Executive and Chairman's Statement

Antisoma has emerged from the past year in the strongest and most promising position since its inception. In the 12 months to the end of June we made significant progress on many fronts: finding a major corporate partner to commercialise our products, building a solid financial position and keeping a tight control of our costs. Most importantly, we achieved all this while continuing the key task of moving our product pipeline forward. We are now very close to completing the pivotal study for our lead product, R1549 (formerly Pemtumomab), in ovarian cancer.

The climate in the biotechnology sector has remained tough this year, particularly with regard to fundings and flotations. The companies most likely to succeed in this environment are those with a broad product pipeline, a clear business strategy and solid finances. The Directors believe that our achievements over the past year take Antisoma a long way towards reaching these goals.

Partnership with Roche

In November 2002, we announced the formation of a ground-breaking strategic alliance with Roche, one of the world's leading companies in the cancer area. The alliance applies the development, manufacturing and commercial capabilities of Roche to facilitate the rapid commercialisation of Antisoma's products. We see the formation of this alliance as a major endorsement of our business model and a recognition of our successful track record in acquiring and developing attractive new approaches to cancer therapy.

The alliance makes Roche the worldwide development and marketing partner for the three products we currently have in clinical trials, and provides Roche with the opportunity to opt in to all further oncology drugs starting trials over a five-year period. Antisoma has received substantial upfront payments and will benefit from milestone payments when products reach key stages in development, as well as royalties on product sales.

Pipeline development

In July we announced that the independent Data Safety Monitoring Committee (DSMC) for the pivotal phase III (SMART) trial of R1549 in ovarian cancer had provided us with a revised estimate for the completion date of the trial, which is now expected between December 2003 and February 2004. Roche is preparing for the commercialisation of the drug, and together Antisoma and Roche are taking the steps necessary to ensure that we are well placed to file for approval in the US and Europe on receipt of a positive result. We expect to announce the key findings of the trial during H1 2004, following analysis of the data.

SMART (Study of Monoclonal Antibody Radioimmuno-Therapy) is one of four ongoing studies on R1549. We are also conducting two other ovarian cancer trials, MIDAS and TOPDOC, which will provide important supplementary evidence on the biodistribution, activity and tolerability of R1549. The fourth study is a pilot phase II study in gastric cancer. Preliminary results were reported from the gastric study during 2002 and final results are expected before the end of 2003.

There has been significant news on each of our other clinical products. In May we initiated a new phase I study of our vascular targeting agent AS1404 (DMXAA) in order to define appropriate doses for use in the phase II programme. In June we began a new phase I study of R1550 (formerly Therex) in locally advanced or metastatic (spreading) breast cancer, with initial recruitment taking place at the UCLA's Jonsson Comprehensive Cancer Center in California. Roche plans to conduct all future trials on R1550 in order to allow the broad potential of this agent to be fully investigated. In August 2003 we announced that we had decided not to pursue further development of AS1403 (formerly TheraFab), which was in phase I development, following results from a biodistribution study. This decision is in line with our policy of putting resources behind products with the clearest commercial potential.

Our preclinical portfolio also continues to develop. We recently announced the acquisition of rights to a programme based on inhibition of telomerase, an enzyme crucial to the ability of cancer cells to divide unchecked by normal controls. Our established targeted apoptosis programme is advancing well, and in April the first animal data were presented on AS1406 (an antibody targeted RNase, formerly TheraNase), which is the subject of a collaborative agreement with the prestigious US National Institutes of Health. The data showed encouraging anti-tumour effects in both breast cancer and lymphoma models.

Financial Highlights

The alliance with Roche has transformed Antisoma's financial position and prospects. We ended the year with £34.0 million in cash and short-term investments compared with £18.9 million last year. This reflects the substantial upfront payments made by Roche on formation of the alliance: £4.15 million for an approximately 9% post-deal shareholding in Antisoma and a further $37 million (£23.2 million) for rights to our existing clinical pipeline and an option on oncology products progressing to trials in the next five years.

We are accounting for the revenue from the Roche alliance in line with our anticipated achievement of the development steps covered by the payments. We therefore recognised £5.3 million from the upfront payments during the year, and this contributed to an increase in total revenues to £11.8 million, from £2.2 million last year. Also important in this increase was £5.2 million received from Roche in relation to development costs on R1549 and R1550, which are now paid in full by Roche.

The increase in our revenues contributed to a reduction in our losses to £3.3 million for 2003, compared with £13.2 million for 2002. Losses per share were 1.5p, compared with 10.8p in 2002 and 9.3p in 2001. Net operating loss in the second half of the financial year has fallen significantly to £0.3 million from £5.1 million in the first half and £7.3 million in the corresponding period last year. Ongoing losses reflect investment in our pipeline at levels exceeding revenues, as expected for a biopharmaceutical company at our stage of development. Our total operating costs rose from £15.7 million last year to £17.2 million in 2003, as we continued to pursue a substantial programme of clinical trials and other work pertinent to the advancement of our drugs.   A breakdown of operating expenses is provided below:

(£ million)	Year ended 30 June		
	2003	2002	2001
R1549 costs	5.0	4.9	4.4
Other development costs	8.0	7.0	4.8
Administrative costs	4.2	3.8	3.4
Total	17.2	15.7	12.6

The continuation of R1549 development costs during 2003 (£5.0 million) reflects ongoing costs of recruiting and following up patients in the phase III ovarian study (SMART), additional clinical studies (MIDAS and TOPDOC), and other costs such as manufacturing associated with preparation for marketing. Other development costs increased by £1.0 million to £8.0 million for the year ended 30 June 2003, due principally to manufacturing and other costs associated with the start of new clinical trials on R1550 (formerly Therex) and AS1404 (DMXAA). Administrative costs for the year increased to £4.2 million from £3.8 million due to the costs associated with the completion of the deal with Roche. Administrative costs also include a net charge for employer's National Insurance contributions on share options of £5,000 (2002: £ nil).

Net cash inflow from operating activities in the year was £9.2 million. In comparison, net cash outflows in the years to 30 June 2002 and 30 June 2001 were £11.8 million and £7.0 million, respectively. The net outflow of cash from our operating activities over the past three years has been due principally to our operating losses.

Results of operations – quarter ended 30 June 2003
Revenues for the quarter ended 30 June 2003 were £4.7 million (Q4 2002: £0.7 million). Operating costs for the quarter ended 30 June 2003 were £4.9 million (2002: £4.4 million) and included investment in research and development of £3.9 million (2002: £3.2 million). The cash outflow from operating activities for the final quarter was £1.1 million compared to £7.1 million during Q3. Profits for the quarter ended 30 June 2003 were £95,000 (Q4 2002: £3.5 million loss). For the quarter ended 30 June 2003, the result per share was 0.0p (loss per share Q4 2002:1.7p).

De-listing from NASDAQ Europe market
Our shares were voluntarily de-listed from NASDAQ Europe on 10 September 2003 in anticipation of this market's closure in November 2003. Our shares will continue to be traded on the London Stock Exchange.

Management changes
We have continued to strengthen our management team, with the appointment of Dr Miroslav Ravic as Chief Clinical Officer demonstrating Antisoma's ability to attract leading industry talent. Miroslav joined us from the Japanese pharmaceutical group Eisai, where he was most recently Director of Clinical Research and Development, Europe. He has brought invaluable clinical development experience to Antisoma at an important stage of our growth.

We were also pleased to announce the promotion of Dr Nigel Courtenay-Luck, a co-founder of Antisoma, to the position of Chief Scientific Officer. Nigel will continue to oversee preclinical drug development at Antisoma but will also take on a wider role, presenting the Company's science at key conferences and building on Antisoma's relationships with academic and commercial institutions. These are crucial to our continuing success at licensing in promising early-stage drugs.

We have expanded our clinical and preclinical operations this year, taking on additional staff, and are currently extending our laboratory facilities within our St George's Hospital site in London.

Outlook for the next 12 months
We look forward to completing the phase III trial of R1549 by early next year. Antisoma and Roche will take the preparatory steps necessary to ensure that we are well placed to exploit a positive result. We also expect to receive further results from our pilot phase II study of R1549 in gastric cancer. While R1549 is clearly of great importance to the near-term future of the Company, we have worked continually to build a broad-based pipeline. We now have a substantial pipeline of products in development. In the coming year we intend to advance a further product, AS1405 (formerly AngioMab), into clinical trials. We expect to see the results from the ongoing trial of AS1404 and will

continue, with Roche, the development of the programme to maximise the potential of R1550. We will also seek further opportunities to enhance our pipeline.

Barry Price   **Glyn Edwards**
Chairman   Chief Executive Officer

Consolidated profit and loss account
for the year ended 30 June 2003

	2003 Unaudited £'000	2002 Audited £'000	2001 Audited £'000
Revenue	**11,837**	2,176	3,321
Operating expenses	**(17,212)**	(15,738)	(12,621)
Operating loss	**(5,375)**	(13,562)	(9,300)
Interest receivable	**978**	382	666
Interest payable and similar charges	**-**	(11)	(23)
Loss on ordinary activities before taxation	**(4,397)**	(13,191)	(8,657)
Taxation on ordinary activites	**1,098**	-	-
Loss on ordinary activities after taxation and retained loss for the year	**(3,299)**	(13,191)	(8,657)
Loss per 1p share			
Basic and diluted	**1.5p**	10.8p	9.3p*

*Loss per share figures for 2001 have been restated to take account of the bonus element of the Rights Issue. The bonus arises because the rights were issued at a discount to market price.

Consolidated balance sheet
as at 30 June 2003

	2003 Unaudited £'000	2002 Audited £'000	2001 Audited £'000
Fixed assets			
Tangible assets	**263**	230	372
Current assets			
Debtors:			
Amounts falling due within one year	**3,529**	898	1,880
Amounts falling due after more than one year	**-**	-	13
	3529	898	1,893
Short-term deposits	**31,854**	17,959	8,210
Cash at bank and in hand	**2,141**	920	876
	37,524	19,777	10,979
Creditors:			
amounts falling due within one year	**(13,013)**	(4,866)	(5,006)

Net current assets	**24,511**	14,911	5,973
Total assets less current liabilities	**24,774**	15,141	6,345
Creditors:			
amounts falling due after more than one year	**(8,715)**	-	-
Provision for liabilities and charges	**(70)**		(101)
Net assets	**15,989**	15,141	6,244
Capital and reserves			
Called up share capital	**6,613**	6,405	5,208
Share premium account	**55,952**	52,013	31,122
Other reserves	**4,300**	4,300	4,300
Profit and loss account	**(50,876)**	(47,577)	(34,386)
Total shareholders' funds	**15,989**	15,141	6,244
Shareholders' funds analysed as:			
Equity shareholders' funds	**11,657**	10,809	1,912
Non-equity shareholders' funds	**4,332**	4,332	4,332
	15,989	15,141	6,244

Consolidated cash flow statement
for the year ended 30 June 2003

	2003 Unaudited £'000	2002 Audited £'000	2001 Audited £'000
Net cash inflow/(outflow) from operating activities	**9,185**	(11,837)	(6,962)
Returns on investments and servicing of finance			
Interest received	**897**	363	565
Interest paid and similar charges	-	(11)	(23)
Net cash inflow from returns on investments and servicing of finance	**897**	352	542
Net cash inflow from taxation	**1,098**	-	-
Capital expenditure and financial investment			
Purchase of tangible fixed assets	**(212)**	(52)	(162)
Sale of tangible fixed assets	**1**	7	1
Purchase of intangible fixed assets	-	(397)	(44)
Net cash outflow for capital expenditure and financial investment	**(211)**	(442)	(205)
Net cash inflow/(outflow) before management of liquid resources and financing	**10,969**	(11,927)	(6,625)
Management of liquid resources			
Purchase of current asset investments	**(13,895)**	(9,749)	(3,960)

Financing

Issue of shares	**4,147**	23,704	11,583
Expenses paid in connection with share issues	-	(1,965)	(218)
Repayment of principal under finance leases	-	(19)	(77)
	4,147	21,720	11,288
Increase in cash	**1,221**	44	703

Notes to the financial statements
for the year ended 30 June 2003

1. Basis of reporting

The preliminary financial statements have been prepared in accordance with UK Generally Accepted Accounting Principles ("UK GAAP") on the basis of the accounting policies set out in the Group's 2002 statutory accounts. The statements were approved by the Board of Directors on 16 September 2003 and are unaudited.

As set out in the Joint Chief Executive and Chairman's Statement the Company formed a strategic alliance with Roche resulting in upfront payments received of $37 million and £4.15 million for an approximately 9% post-deal shareholding in Antisoma. The Directors are confident that the Group has sufficient funds to meet the requirements of the business for the foreseeable future. The financial information in this preliminary statement is therefore prepared on a going concern basis.

2. Operating expenses

	2003 **Unaudited** **£'000**	2002 Audited £'000	2001 Audited £'000
Administrative expenses	**4,179**	3,837	3,408
Research and development costs	**13,033**	11,901	9,213
Net operating expenses	**17,212**	15,738	12,621

3. Reconciliation of operating loss to net cash flow from operating activities

	2003 **Unaudited** **£'000**	2002 Audited £'000	2001 Audited £'000
Operating loss	**(5,375)**	(13,562)	(9,300)
Depreciation charge (net of disposals)	**179**	189	210
Amortisation of intangibles	-	747	44
(Increase)/decrease in debtors	**(2,551)**	1,012	(524)
Increase/(decrease) in creditors	**16,932**	(223)	2,608
Net cash inflow/(outflow) from operating activities	**9,185**	(11,837)	(6,962)

4. Reconciliation of net cash flow to movement in net funds

	2003 **Unaudited** **£'000**	2002 Audited £'000	2001 Audited £'000
Increase in cash for the year	**1,221**	44	703
Cash outflow from purchase of current asset investments	**13,895**	9,749	3,960
Cash outflow from repayment of finance	-	19	77

leases

Movement in net funds in the year	**15,116**	9,812	4,740
Net funds at start of the year	**18,879**	9,067	4,327
Net funds at end of the year	**33,995**	18,879	9,067

The financial information set out in the announcement does not constitute the Group's statutory accounts for the years ended 30 June 2003, 2002 or 2001 within the meaning of section 240 of the Companies Act 1985. The financial information for the years ended 30 June 2002 and 2001 is derived from the statutory accounts for those years which have been delivered to the Registrar of Companies and which are available on request from the Company Secretary, Antisoma plc, West Africa House, Hanger Lane, London, W5 3QR. The auditors' report on those accounts was unqualified and did not contain a statement under either section 237 (2) or 237 (3) of the Companies Act 1985. The statutory accounts for the year ended 30 June 2003 will be finalised on the basis of the financial information presented by the Directors in this preliminary announcement and will be delivered to the Registrar of Companies following the Company's Annual General Meeting.

END

Close

Regulatory Announcement

Go to market news section

RECEIVED



Free annual report

Company	Antisoma PLC
TIDM	ASM
Headline	Programme In-licensed
Released	07:00 10-Sep-03
Number	5882P

Antisoma in-licenses telomerase inhibitor programme from Cancer Research Technology

10 September 2003, London, UK: Antisoma plc, (LSE: ASM; Nasdaq Europe: ASOM) the biopharmaceutical company specialising in novel anti-cancer drugs, today announces that it has in-licensed a programme of telomerase inhibitors from Cancer Research Technology Ltd, the technology transfer arm of the charity Cancer Research UK. This programme was developed by Professor Stephen Neidle, working first at the Institute of Cancer Research and more recently at the University of London School of Pharmacy. Under the licensing agreement, Antisoma has obtained rights to a number of existing molecules and an option on further telomerase inhibitors generated by Professor Neidle's group over the next three years.

Telomeres are the protective regions found at the ends of chromosomes (the structures into which the genetic material, DNA, is packaged in each cell of the human body). In normal cells, telomeres act as a 'life clock', shortening slightly each time the cell divides. Once the telomeres fall below a critical length, the cell undergoes the self-destruct process known as apoptosis or programmed cell death. This is part of the natural process of cellular ageing and removal of old cells to be replaced by new ones. Cancer cells make an enzyme called telomerase that allows them to maintain their telomeres at a length just sufficient to avoid entering the self-destruct pathway. Telomerase thus enables cancer cells to divide continually and indefinitely, a property fundamental to the progression of the disease. By blocking the action of this enzyme, telomerase inhibitors can prevent the maintenance of telomeres and force cancer cells into apoptosis.

Glyn Edwards, CEO of Antisoma, said 'Telomerase inhibitors have the potential for broad application against both solid and blood cancers because the telomerase enzyme is important to all types of cancer cell. This programme is an excellent addition to our preclinical portfolio.'

Enquiries:

Antisoma plc
Glyn Edwards, Chief Executive Officer   Tel: +44 (0)20 8799 8200

Financial Dynamics
Jonathan Birt   Tel: +44 (0)20 7831 3113

Except for the historical information presented, certain matters discussed in this statement are forward looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from results, performance or achievements expressed or implied by such statements. These risks and uncertainties may be associated with product discovery and development, including statements regarding the company's clinical development programmes, the expected timing of clinical trials and regulatory

filings. Such statements are based on management's current expectations, but actual results may differ materially.

About Antisoma
Based in London, UK, Antisoma is a biopharmaceutical company that develops novel products for the treatment of cancer. The Company fills its development pipeline by acquiring promising new product candidates from internationally recognised academic or cancer research institutions. Its core activity is the preclinical and clinical development of these drug candidates. Antisoma forms partnerships with pharmaceutical companies to bring its products to market. In November 2002, Antisoma signed a ground-breaking collaboration agreement with Roche to develop and commercialise products from Antisoma's pipeline. Please visit www.antisoma.com for further information.

About Cancer Research Technology Limited
Cancer Research Technology Limited (CRT) is a specialist technology transfer company which aims to develop new discoveries in cancer research for the benefit of cancer patients. CRT is wholly owned by Cancer Research UK, the largest independent funder of cancer research in the world. CRT works closely with leading international cancer scientists and their institutes to protect intellectual property arising from their research and to establish links with commercial partners. CRT facilitates the discovery, development and marketing of new cancer therapeutics, vaccines, diagnostics and enabling technologies.

END

Close

Regulatory Announcement

Go to market news section

RECEIVED

Company	Antisoma PLC
TIDM	ASM
Headline	Acquires Royalty Rights
Released	07:01 09-Sep-03
Number	5349P

Antisoma Acquires Cytogen's Royalty Rights To R1549

09 September 2003, London, UK and Princeton, New Jersey USA: Antisoma plc (LSE: ASM; Nasdaq Europe: ASOM), a United Kingdom-based biopharmaceutical company, and Cytogen Corporation (Nasdaq: CYTO), a United States-based, product-driven, oncology-focused biopharmaceutical company, today announced that Antisoma has acquired certain royalty rights to Antisoma's lead product, R1549 (formerly Pemtumomab), from Cytogen.

In connection with Antisoma's acquisition of such rights, Antisoma made a cash payment to Cytogen of USD $500,000, and has agreed to make an additional payment of USD $500,000 upon the first commercial sale, if any, of its R1549 product. In return, Cytogen relinquished its right to receive royalties equivalent to 1.65% of net sales revenues, if any, of Antisoma's R1549 product. Cytogen was entitled to such royalties pursuant to its grant of a licence to certain technology, upon which R1549 is based, to Antisoma and Imperial Cancer Research Technology Limited (now Cancer Research Technology Ltd).

R1549 is being co-developed by Antisoma and Roche. Roche has worldwide marketing rights under an agreement between the companies signed in November 2002. R1549 is expected to complete a pivotal phase III study in ovarian cancer between December 2003 and February 2004, and the major findings of the trial are expected to be released during the first half of 2004.

Michael D. Becker, President and Chief Executive Officer of Cytogen Corporation, stated, "We believe that our transfer of royalty rights relating to R1549 to Antisoma will benefit both Cytogen and Antisoma. We expect to utilize the additional working capital to further enhance our focused business plan, primarily by continuing to develop our sales and marketing efforts for Quadramet®, for which we recently reacquired marketing rights in August 2003 from Berlex Laboratories, Inc."

Commenting on the transaction, Glyn Edwards, CEO of Antisoma, said, "This will increase our net income from future sales of R1549, and adds to the potential upside for our shareholders as we await the results from the pivotal study."

Enquiries:

Antisoma plc:
Glyn Edwards, Chief Executive Officer   Tel: +44 20 8799 8200

Financial Dynamics:
Jonathan Birt   Tel: +44 207 269 7187

Cytogen Corporation:
Michael D. Becker, Chief Executive Officer   Tel: +1 (609) 750-8289

About Antisoma
Based in London, UK, Antisoma is a biopharmaceutical company that develops novel products for the treatment of cancer. Antisoma fills its development pipeline by acquiring promising new product candidates from internationally recognised academic or cancer research institutions. Its core activity is the pre-clinical and clinical development of these drug candidates. Antisoma forms partnerships with pharmaceutical companies to bring its products to market. In November 2002, Antisoma signed a ground-breaking

collaboration agreement with Roche to develop and commercialise products from Antisoma's pipeline. For more information about Antisoma, visit the website at www.antisoma.com

Antisoma Disclaimer
Except for the historical information presented, certain matters discussed in this statement are forward looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from results, performance or achievements expressed or implied by such statements. These risks and uncertainties may be associated with product discovery and development, including statements regarding the company's clinical development programmes, the expected timing of clinical trials and regulatory filings. Such statements are based on management's current expectations, but actual results may differ materially.

About Cytogen
Cytogen Corporation of Princeton, NJ is a product-driven, oncology-focused biopharmaceutical company. Cytogen markets proprietary and licensed oncology products through its in-house specialty sales force: Quadramet® (a skeletal targeting therapeutic radiopharmaceutical for the relief of pain due to bone metastases); ProstaScint® (a monoclonal antibody-based imaging agent used to image the extent and spread of prostate cancer); and NMP22® BladderChek™ (a point-of-care, in vitro diagnostic test for bladder cancer). Cytogen has exclusive U.S. marketing rights to Combidex®, an ultrasmall superparamagnetic iron oxide contrast agent for magnetic resonance imaging of lymph nodes that is pending clearance by the U.S. Food and Drug Administration. Cytogen's pipeline comprises product candidates at various stages of clinical development, including fully human monoclonal antibodies and cancer vaccines based on PSMA (prostate specific membrane antigen) technology, which was exclusively licensed from Memorial Sloan-Kettering Cancer Center. Cytogen also conducts research in cellular signaling through its AxCell Biosciences research division in Newtown, PA. For more information, please visit the Company's website at www.cytogen.com, which is not part of this press release.

ProstaScint® is a registered United States trademark of Cytogen Corporation. All other trade names, trademarks or service marks appearing in this press release are the property of their respective owners, and not the property of Cytogen or any of our subsidiaries. Quadramet® is a trademark of The Dow Chemical Company used under license by Cytogen.

Cytogen Disclaimer
This press release contains certain "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included in this press release regarding our strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management are forward-looking statements. The words "anticipates," "believes," "estimates," "expects," "intends," "may," "plans," "projects," "will," "would" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Such forward- looking statements involve a number of risks and uncertainties and investors are cautioned not to put any undue reliance on any forward-looking statement. There are a number of important factors that could cause Cytogen's results to differ materially from those indicated by such forward-looking statements. Such factors are discussed in Cytogen's Form 10-K for the year ended December 31, 2002, as amended, and from time-to-time in Cytogen's other filings with the Securities and Exchange Commission. Any forward-looking statements made by Cytogen do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments Cytogen may make. Cytogen does not assume, and specifically disclaims, any obligation to update any forward-looking statements, and these statements represent Cytogen's current outlook only as of the date given.

END

Close

RECEIVED



 

Company	Antisoma PLC
TIDM	ASM
Headline	De-List from NASDAQ Europe
Released	07:00 26-Aug-03
Number	9993O

Antisoma to de-list from Nasdaq Europe because of forthcoming closure of market
Shares to remain listed on the London Stock Exchange

26 August 2003, London, UK: Antisoma (LSE: ASM- Nasdaq Europe: ASOM), the UK-based biopharmaceutical company, today announces that it has received approval for a voluntary de-listing from the Nasdaq Europe Market. The de-listing of Antisoma shares will be effective from the close of business on Wednesday 10 September 2003. The decision to de-list follows the announcement by Nasdaq Europe of its intention to close by the end of November 2003.

Following the de-listing, all Antisoma shares will continue to be traded on the London Stock Exchange, where the majority of trading takes place at present. Existing shareholders will not have to take any action to transfer their shareholdings. Importantly, they will not incur any additional costs as a result of the de-listing.

Antisoma will continue to provide its shareholders with press releases and related company information on www.antisoma.com.

Enquiries:

Antisoma plc
Raymond Spencer, Chief Financial Officer   Tel: +44 (0)20 8799 8200

Financial Dynamics
Jonathan Birt   Tel: +44 (0)7884 238952

About Antisoma
Based in London, UK, Antisoma is a biopharmaceutical company that develops novel products for the treatment of cancer. The Company fills its development pipeline by acquiring promising new product candidates from internationally recognised academic or cancer research institutions. Its core activity is the pre-clinical and clinical development of these drug candidates. Antisoma forms partnerships with pharmaceutical companies to bring its products to market. In November 2002, Antisoma signed a ground-breaking collaboration agreement with Roche to develop and commercialise products from Antisoma's pipeline.

END

Close

Regulatory Announcement

Go to market news section

 Free annual report

Company	Antisoma PLC
TIDM	ASM
Headline	Presentation of AS1403 data
Released	07:00 22-Aug-03
Number	9502O

Results presented from AS1403 phase I biodistribution study

22 August 2003, London, UK plc (LSE:ASM, NASD-E:ASOM): Antisoma announces that results from its phase I biodistribution study of AS1403 (formerly TheraFab) will be presented this weekend to the European Association of Nuclear Medicine meeting in Amsterdam by Dr Michael Garkavij, a leading investigator in the trial.

AS1403 is a fragment of the monoclonal antibody HMFG1 linked to a radioactive isotope with cell-killing ability. The biodistribution study examined the ability of AS1403 to deliver a targeted dose of radiation to tumours in patients with non-small cell lung cancer. For this study, the therapeutic isotope in AS1403 was replaced by an imaging isotope, allowing the investigators to evaluate the distribution of radioactivity in the body. Imaging showed that radioactivity accumulated in tumours after administration of AS1403. This confirms the targeting ability of the antibody fragment, in line with earlier studies using HMFG1 antibody fragments. However, dosimetry findings suggested that quantities of radioactivity delivered to other tissues such as the kidneys could be such that they would produce unacceptable levels of toxicity if a therapeutic isotope were used. Significant targeting of the kidneys is a well-documented property of antibody fragments that is not shared by whole antibodies. Work to overcome this issue would require significant investment, and Antisoma has therefore decided not to continue the development of AS1403 at this time.

Glyn Edwards, CEO of Antisoma, said, 'We have many promising drug candidates in our pipeline and can therefore move quickly to discontinue programmes when trial results show that resources would be more usefully allocated elsewhere.'

Notes to editors

AS1403
AS1403 is a $F(ab')_2$ fragment of the mouse monoclonal antibody HMFG1 linked to the radioactive isotope yttrium-90. In the phase I biodistribution study, the yttrium was replaced with the imaging isotope, indium-111. Previous biodistribution studies on radiolabelled HMFG1 antibodies include Kalofonos et al. (HMFG1 $F(ab')_2$ fragment; 1988, Cancer Research 48: 1977-1984), Kalofonos et al. (HMFG1 and HMFG1 $F(ab')_2$ fragment; 1989, Br J Cancer 59: 939-942) and Al-Yasi et al. (humanised HMFG1; 2002, Br J Cancer 18: 870-878).

Enquiries:

Antisoma plc
Glyn Edwards, Chief Executive Officer   Tel: +44 (0)20 8799 8200

Financial Dynamics
Jonathan Birt   Tel: +44 (0)20 7831 3113

END

Close

Regulatory Announcement

Go to market news section

RECEIVED

2005 JAN 28 A 10: 17

~~SICT OF INTER~~
CORPORATE ~~FRA~~

Company	Antisoma PLC
TIDM	ASM
Headline	Holding(s) in Company
Released	10:45 30-Jul-03
Number	1234O

Holding(s) in Company

London, UK, 30 July 2003, - Antisoma plc was informed on 28 July 2003 by GNI Limited that it has a beneficial interest in 10,849,400 ordinary shares in Antisoma, representing 4.75% of Antisoma's current issued ordinary share capital.

END

Close

Regulatory Announcement

Go to market news section

Company	Antisoma PLC
TIDM	ASM
Headline	Research Update
Released	07:00 18-Jul-03
Number	7040N

Completion of R1549 ovarian cancer trial now expected between December 2003 and February 2004

London, July 18 2003 -- Antisoma plc, the UK-based biotechnology company, today announces a revised projection for the completion date of the pivotal phase III SMART study of R1549 (formerly Pemtumomab) in ovarian cancer. This is now expected to fall between December 2003 and February 2004 (previous guidance was February-August 2004). The projection was provided by the trial's independent Data Safety Monitoring Committee (DSMC) at a meeting held yesterday.

At the same meeting, the DSMC carried out a scheduled interim analysis of survival data from the trial and its regular review of safety data. Following these actions, the DSMC has stated that there are no unexpected safety concerns or other reasons why the SMART trial should not continue to its final end point. The recommendation is in line with the expectations of Antisoma and Roche, the partner with whom Antisoma is co-developing R1549 and other cancer products.

Glyn Edwards, Chief Executive Officer of Antisoma, commented: "As the SMART study nears completion we are working closely with Roche to ensure that we are in the best possible position to file regulatory submissions in the US and Europe."

Enquiries:

Antisoma plc
Glyn Edwards, Chief Executive Officer   Tel: +44 (0)20 8799 8200

Financial Dynamics
Jonathan Birt   Tel: +44 (0)20 7831 3113

Notes to Editors

SMART trial
The SMART (Study of Monoclonal Antibody Radioimmuno-Therapy) trial examines the efficacy and tolerability of R1549 in women with ovarian cancer. It is a pivotal phase III study including more than 420 women worldwide.

R1549
R1549 is based on a mouse monoclonal antibody that binds specifically to an abnormal form of mucin (MUC1), a protein found on the surface of cells in many types of solid tumour, including those of the ovary, stomach, lung, breast and prostate. The antibody is attached to the radioisotope Yttrium-90, which irradiates and destroys the cells bound by the antibody and those in close proximity.

About Antisoma
Based in London, UK, Antisoma is a biopharmaceutical company that develops novel products for

the treatment of cancer. The Company fills its development pipeline by acquiring promising new product candidates from internationally recognised academic or cancer research institutions. Its core activity is the pre-clinical and clinical development of these drug candidates. Antisoma forms partnerships with pharmaceutical companies to bring its products to market. In November 2002, Antisoma signed a ground-breaking collaboration agreement with Roche to develop and commercialise products from Antisoma's pipeline. Visit www.antisoma.com for further information about Antisoma or R1549.

END

Close

RECEIVED

2005 JUN 28 A II: 17



ICE OF INTERNAT...
CORPORATE FINANCE

Company	Antisoma PLC
TIDM	ASM
Headline	Research Update
Released	07:00 14-Jul-03
Number	4985N

AACR presentation highlights possible new cancer targets for Antisoma's DMXAA

14 July 2003, London, UK - A team led by Professor Lloyd Kelland, Head of Laboratory at Antisoma plc (LSE:ASM, NASDAQ-Europe:ASOM), yesterday presented the latest work on the company's vascular targeting agent DMXAA at the American Association of Cancer Research meeting in Washington, USA.

The work highlights the possibility that DMXAA could be used as part of improved, combination regimens for pancreatic and colon cancers. Human tumour grafts representing these cancer types were grown in immune-deficient mice. Treatment with DMXAA alone slowed the growth of both types of tumour. More importantly, when DMXAA was given together with leading current therapies – gemcitabine for pancreatic cancer and irinotecan for colon cancer – the effect of the combination on tumour growth was additive or greater.

The team also reported similar findings for DMXAA combined with paclitaxel in two human graft models of non-small cell lung cancer, building on earlier reports of a synergistic interaction between DMXAA and paclitaxel in other tumour models.

Glyn Edwards, CEO of Antisoma said 'The latest DMXAA results are another encouraging signal of the potential value of this drug in combination settings across a wide range of solid tumours. Pancreatic cancer is a poorly treated disease where we could expect to gain orphan drug status, so this indication could provide a high-speed route to a product licence for DMXAA.'

Enquiries:

Antisoma plc
Daniel Elger   Tel: +44 (0)20 8799 8200
Head of Corporate Communications

Financial Dynamics
Jonathan Birt   Tel: +44 (0)7884 238952

About Antisoma
Based in London, UK, Antisoma is a biopharmaceutical company that develops novel products for the treatment of cancer. The Company fills its development pipeline by acquiring promising new product candidates from internationally recognised academic or cancer research institutions. Its core activity is the pre-clinical and clinical development of these drug candidates. Antisoma forms partnerships with pharmaceutical companies to bring its products to market. In November 2002, Antisoma signed a ground-breaking collaboration agreement with Roche to develop and commercialise products from Antisoma's pipeline. Visit www.antisoma.com for further information about Antisoma.

DMXAA
DMXAA was discovered by Professors Bruce Baguley and William Denny and their teams at the Auckland Cancer Society Research Centre ("ACSRC"), University of Auckland, New Zealand.. Two phase I clinical trials, sponsored by the Cancer Research Campaign in the UK and in New Zealand, have provided safety data and indicate that DMXAA causes a reduction in tumour blood flow when

used alone. A third phase I study is currently ongoing. DMXAA was in-licensed by Antisoma from Cancer Research Ventures Limited ("CRV") in August 2001 and marketing rights have been licensed to Roche under the broad agreement signed with Antisoma in November 2002.

END

Close



Companies House
— for the record —

Please complete in typescript,
or in bold black capitals.

CHFP000

288a

APPOINTMENT of director or secretary
(NOT for resignation (use Form 288b) or change
of particulars (use Form 288c))

Company Number | 3248123

Company Name in full | ANTISOMA PLC

	Day	Month	Year		Day	Month	Year
Date of appointment	02	02	2005	†Date of Birth	25	10	1942

Appointment form

Appointment as director [X]   as secretary [ ]   Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

Notes on completion appear on reverse.

NAME

*Style / Title | Dr

*Honours etc |

Forename(s) | MARK

Surname | ROGERS

Previous Forename(s) | Previous Surname(s) |

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985

†† **Usual residential address** | 7772 FISHER ISLAND

Post town | MIAMI   Postcode | FL 33109

County / Region | FLORIDA   Country | USA

†Nationality | AMERICAN   †Business occupation | DIRECTOR

†Other directorships (additional space overleaf) |

I consent to act as **director/~~secretary~~ of the above named company

Consent signature X | [signature]   Date | 22/03/05

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed | [signature]   Date | 22/3/05

(**a director/secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

CMS CAMERON MCKENNA LLP

Ref RHH/44252.39, MITRE HOUSE, 100

ALDERSGATE ST. Tel 020 7367 3000

DX number 135316   DX exchange BARBICAN 2

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
for companies registered in England and Wales   **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland   **DX 235 Edinburgh**

Form April 2002

Company Number

†Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
 - for a married woman, the name by which she was known before marriage need not be given.
 - for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
 - dormant
 - a parent company which wholly owned the company making the return, or
 - another wholly owned subsidiary of the same parent company.

88(2)

Return of Allotment of Shares

Company Number   3248123

Company name in full   Antisoma plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	Day	Month	Year	Day	Month	Year
	1 7	0 2	2 0 0 5			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	131285		
Nominal value of each share	1 pence		
Amount (if any) paid or due on each share *(including any share premium)*	1p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up		

Consideration for which
the shares were allotted
*(This information must be supported by
the duly stamped contract or by the duly
stamped particulars on Form 88(3) if the
contract is not in writing)*

**When you have completed and signed the form please send
it to the Registrar of Companies at:**   Ʒ Ɩ

Companies House, Crown Way, Cardiff, CF14 3UZ   **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   **DX 235 Edinburgh**



COMPANIES HOUSE   23/05/05

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name Nigel Courtenay-Luck **Address** 97 London Road Enfield UK Postcode E N 2 _ 6 E U	Ordinary	131,285
Name **Address** UK Postcode _ _ _ _ _ _ _		
Name **Address** UK Postcode _ _ _ _ _ _ _		
Name **Address** UK Postcode _ _ _ _ _ _ _		
Name **Address** UK Postcode _ _ _ _ _ _ _		

Please enter the number of continuation sheets (if any) attached to this form

Signed _____ Date _19/05/2005_

A director / secretary / administrator / administrative receiver / receiver manager / receiver   *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CMS Cameron McKenna LLP   Ref: RHH

Mitre House, 160 Aldersgate Street, London, EC1A 4DD

(21378606)   Tel 020 7367 3000

DX number DX 135316   DX exchange BARBICAN 2

Laserform International 02/00

COMPANIES FORM No.

G

Notice of increase in nominal capital

123

CHFP025

Please do not write in this margin

Please complete legibly, preferably in black type, or bold block lettering

* insert full name of company

Pursuant to section 123 of the Companies Act 1985

To the Registrar of Companies
(Address overleaf)

For official use

Company number

03248123

Name of company

* ANTISOMA PLC

gives notice in accordance with section 123 of the above Act that by resolution of the company

dated _28 APRIL 2005_ the nominal capital of the company has been

† the copy must be printed or in some other form approved by the registrar

increased by £ _1,120,066_ beyond the registered capital of £ _8,806,565_ .

A copy of the resolution authorising the increase is attached. †

The conditions (eg. voting rights, dividend rights, winding-up rights etc.) subject to which the new

shares have been or are to be issued are as follows :

Ordinary shares of £0.01 each created to rank pari passu in all respects with the existing ordinary shares of £0.01 each in the capital of the company.

Please tick here if continued overleaf

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed _____ Designation ‡ Director Date 17 May 05

Presentor's name address and reference (if any) :

CMS Cameron McKenna LLP
Mitre House
160 Aldersgate Street
London
EC1A 4DD

RHH/044252.00038

For official Use
General Section

Post room

COMPANIES HOUSE   15
                       19/05/05
LD3   *LZCGT5EO*
COMPANIES HOUSE   0158
                       19/05/05

Laserform International 12/99

No 3248123

COMPANIES HOUSE

35
28/04/05

THE COMPANIES ACT 1985

RESOLUTIONS OF ANTISOMA PLC

AT AN EXTRAORDINARY GENERAL MEETING of the Company duly convened and held at the offices of CMS Cameron McKenna, Mitre House, 160 Aldersgate Street, London, EC1A 4DD on Thursday 28 April 2005 the following resolutions were passed:

ORDINARY RESOLUTIONS

1. THAT the authorised share capital of the Company be increased from £8,806,565 to £9,926,631 by the creation of 112, 006,600 additional ordinary shares of one penny each to rank pari passu in all respects from their date of allotment with the existing ordinary shares of one penny each of the Company.

2. THAT, subject to the passing of Resolution 1, the Directors be and they are hereby generally and unconditionally authorised to exercise all the powers of the Company to allot relevant securities (within the meaning of section 80 of the Companies Act 1985 (the "Act")) up to an aggregate nominal amount of £1,599,158 provided that this authority shall (unless renewed, varied or revoked by the Company) expire on the conclusion of the Annual General Meeting of the Company held in 2006, save that the Company may before such expiry or the expiry of any renewal of such authority make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired and this authority shall be in substitution for all existing authorities conferred on the directors for the purposes of section 80 of the Act.

SPECIAL RESOLUTION

3. THAT, subject to the passing of Resolutions 1 and 2, the Directors be and they are hereby empowered pursuant to section 95 of the Companies Act 1985 (the "Act") to allot equity securities (as defined in section 94(2) of the Act) for cash pursuant to the authority to allot relevant securities conferred on them for the purposes of section 80 of the Act by Resolution 2 above as if the provisions of section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited:

    (i)   *to the allotment of equity securities in connection with an issue in favour of holders of ordinary shares (whether by way of a rights issue, open offer or otherwise) where the equity securities respectively attributable to the interests of such holders of ordinary shares on a fixed record date are proportionate (as nearly as may be) to the respective numbers of shares held by them but subject to such exclusions or other arrangements as the directors may deem necessary or expedient to deal with any legal or practical problem under the laws of any*

(21356015.01)

No 3248123



LD3
COMPANIES HOUSE
COMPANIES HOUSE
LZCGUSEP   0157
19/05/05
0235
28/04/05

THE COMPANIES ACT 1985

RESOLUTIONS OF ANTISOMA PLC

AT AN EXTRAORDINARY GENERAL MEETING of the Company duly convened and held at the offices of CMS Cameron McKenna, Mitre House, 160 Aldersgate Street, London, EC1A 4DD on Thursday 28 April 2005 the following resolutions were passed:

ORDINARY RESOLUTIONS

1. THAT the authorised share capital of the Company be increased from £8,806,565 to £9,926,631 by the creation of 112, 006,600 additional ordinary shares of one penny each to rank pari passu in all respects from their date of allotment with the existing ordinary shares of one penny each of the Company.

2. THAT, subject to the passing of Resolution 1, the Directors be and they are hereby generally and unconditionally authorised to exercise all the powers of the Company to allot relevant securities (within the meaning of section 80 of the Companies Act 1985 (the "Act")) up to an aggregate nominal amount of £1,599,158 provided that this authority shall (unless renewed, varied or revoked by the Company) expire on the conclusion of the Annual General Meeting of the Company held in 2006, save that the Company may before such expiry or the expiry of any renewal of such authority make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired and this authority shall be in substitution for all existing authorities conferred on the directors for the purposes of section 80 of the Act.

SPECIAL RESOLUTION

3. THAT, subject to the passing of Resolutions 1 and 2, the Directors be and they are hereby empowered pursuant to section 95 of the Companies Act 1985 (the "Act") to allot equity securities (as defined in section 94(2) of the Act) for cash pursuant to the authority to allot relevant securities conferred on them for the purposes of section 80 of the Act by Resolution 2 above as if the provisions of section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited:

    (i)   to the allotment of equity securities in connection with an issue in favour of holders of ordinary shares (whether by way of a rights issue, open offer or otherwise) where the equity securities respectively attributable to the interests of such holders of ordinary shares on a fixed record date are proportionate (as nearly as may be) to the respective numbers of shares held by them but subject to such exclusions or other arrangements as the directors may deem necessary or expedient to deal with any legal or practical problem under the laws of any

(21356015.01)

overseas territory or the requirements of any regulatory body or any stock exchange in any territory or in relation to fractional entitlements; and

(ii)   to the allotment (otherwise than pursuant to paragraph (i)) of equity securities having a nominal amount in the case of relevant shares, or in the case of other equity securities, giving the right to subscribe for or convert into relevant shares having a nominal amount not exceeding in aggregate the sum of £665,495;

and shall (unless renewed, varied or revoked by the Company) expire on the conclusion of the Annual General Meeting of the Company held in 2006, save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offer or agreement as if this power had not expired. This power shall be in substitution for any and all powers previously conferred on the directors for the purposes of section 89 of the Act

....
Chairman

(21356015.01)



Oyez

Please complete in typescript, or in bold black capitals.
CHFP041

88(2)
Return of Allotment of Shares

Company Number	3248123
Company name in full	ANTISOMA PLC

Shares allotted (including bonus shares):

	From	To
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	Day Month Year 0 4 0 4 2 0 0 5	Day Month Year
Class of shares *(ordinary or preference etc)*	ORDINARY	
Number allotted	39,402	
Nominal value of each share	1p	
Amount (if any) paid or due on each share *(including any share premium)*	23p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

COMPANIES HOUSE

10/03

J2
20/04/05

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
for companies registered in England and Wales   **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland   **DX 235 Edinburgh
or LP - 4 Edinburgh 2**

CO88(2)/1

Please complete in typescript, or in bold black capitals.
CHFP041

RECEIVED

88(2)
Return of Allotment of Shares

Company Number | 3248123

Company name in full | ANTISOMA PLC

Shares allotted (including bonus shares):

Date or period during which
shares were allotted
*(If shares were allotted on one date
enter that date in the "from" box.)*

	From				To		
	Day	Month	Year		Day	Month	Year
	0 4	0 2	2 0 0 5				

Class of shares
(ordinary or preference etc)

ORDINARY

Number allotted

66,500,041

Nominal value of each share

1p

Amount (if any) paid or due on each
share *(including any share premium)*

SEE BELOW

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be
treated as paid up

100%

Consideration for which
the shares were allotted

*(This information must be supported by
the duly stamped contract or by the duly
stamped particulars on Form 88(3) if the
contract is not in writing)*

THE ACQUISITION OF THE ENTIRE ISSUED SHARE
CAPITAL OF APTAMERA, INC. (SEE SUPPORTING
CONTRACT).

When you have completed and signed the form please send it to
the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
for companies registered in England and Wales   **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland   **DX 235 Edinburgh
or LP - 4 Edinburgh 2**

CO88(2)/1

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
See Attached List		
Address		
	Ordinary	66500041
UK Postcode ⌴ ⌴ ⌴ ⌴ ⌴ ⌴ ⌴		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode ⌴ ⌴ ⌴ ⌴ ⌴ ⌴ ⌴		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode ⌴ ⌴ ⌴ ⌴ ⌴ ⌴ ⌴		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode ⌴ ⌴ ⌴ ⌴ ⌴ ⌴ ⌴		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode ⌴ ⌴ ⌴ ⌴ ⌴ ⌴ ⌴		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed _____ **Date** 4/3/05

A director / secretary / administrator / administrative receiver / receiver manager / receiver   *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record

CAPITA REGISTRARS
NORTHERN HOUSE
WOODSOME PARK
FENAY BRIDGE
HUDDERSFIELD HD8 0LA

DX number _____ DX exchange _____

Oyez 7 Spa Road, London SE16 3QQ
© Crown copyright
Companies 88(2) (Revised 2003)
2003 Edition 12.03
5019476
CO88(2)/2

FINAL ALLOTTEES Feb 2 330pm EST with Addresses V2

Allotment List

Address	Merger Consideration
Anchorage Angels LLC c/o Gregory L. Chapman 808 Towner Place Anchorage, KY 40223	309,254
Anchorage Angels II, L.P. c/o Gregory L. Chapman 808 Towner Place Anchorage, KY 40223	1,305,392
Norman Beasley 702 Locust Drive Louisville, KY 40245	1,186,402
BFC III, Ltd. c/o Dale Boden 333 East Main St. Ste 310 Louisville, KY 40202	338,469
Paula Bates 408 Browns Lane Louisville, KY 40207	2,108,319
Blacksheep Capital, LLC c/o David Gibbs 111 Washington St., Ste 300 Louisville, KY 40202	843,837
Nancy Bush Blythe 616 Club Lane Louisville, KY 40207	912,483
Bowen Family Capital LLC c/o David S. Bowen 1099 Devon Road Goshen, KY 40026	528,090
Bradmer Ventures LLC c/o Mark Rogers 7772 Fisher Island Miami, FL 33109	531,653
Bradmer Ventures LLC c/o Mark Rogers 7772 Fisher Island Miami, FL 33109	6,071,824

(21267906.01)

Joseph Brindisi Kyowa Pharmaceutical, Inc. 212 Carnegie Center, Suite 101 Princeton, NJ 08540	242,330
Allen Williams Bush 2506 Top Hill Road Louisville, KY 40206	1,212,394
George A. Bush, Jr. 3820 Leland Road # 2 Louisville, KY 40207	927,928
Mary B. Bush 3820 Leland Road # 2 Louisville, KY 40207	457,117
Allen W. Bush Molly W. Bush Trust 2506 Top Hill Road Louisville, KY 40206	452,881
Katherine Nash Cary 2325 Longest Ave Louisville, KY 40204	130,638
Gregory L. Chapman 808 Towner Place Anchorage, KY 40223	375,925
Kevin Cogan 1706 Bardstown Road, Ste 200 Louisville, KY 40205	233,675
Colorado Limited Partnership c/o Kent Oyler 111 W. Washington St., Ste 300 Louisville, KY 40202	264,724
Rose R. Cooper 2506 Top Hill Road Louisville, KY 40206	167,200
Rose R. Cooper 2506 Top Hill Road Louisville, KY 40206	167,200

2

Dennis W. Crum APB Financial, LLC Suite 2400 9931 Corporate Campus Drive Louisville, KY 40223	430,492
Thomas G. Curtin 410 Jarvis Lane Louisville, KY 40207	865,916
Robert W. Baird Kenneth H. Dicken IRA 2559-1904 5723 Moser Farm Road Prospect, KY 40059	245,450
Thomas Dunbar 418 Knightsbridge Road, Ste 2 Louisville, KY 40206	1,090,883
Donald C. Freytag 5101 Woodside Hill Road Louisville, KY 40222	130,638
Stephen C. Gault 4011 Gardiner Point Drive Louisville, KY 40213-1988	518,741
John S. Greenebaum 1930 National City Tower Louisville, KY 40202	529,459
Carl W. Hafele 1901 Stonegate Road Louisville, KY 40223	285,682
George Bush Hancock c/o Nancy Bush Blythe 616 Club Lane Louisville, KY 40207	236,480
Mary Collis Hancock c/o Nancy Bush Blythe 616 Club Lane Louisville, KY 40207	236,480
Iceberg Ventures, LLC c/o Greg Fischer 1715 Spring Drive Louisville, KY 40205	264,724
James Graham Brown Foundation, Inc. c/o Joe Rodes 4350 Brownsboro Road,	6,057,744

3

Ste 200 Louisville, KY 40207	
Douglas Glen Janzen 6190 Agronomy Road 6th Fl. Vancouver, BC V6T 1Z3 Canada	315,116
David A. Jones, Jr. Chrysalis Ventures 101 South Fifth Street, Ste 1650 Louisville, KY 40202	1,293,605
Kentucky Science & Technology Corporation Matt McGarvey 200 W. Vine Street, Ste 420 Lexington, KY 40507	831,342
Everett Terry Key 7507 Westdale Road Louisville, KY 40222	216,982
James M. Koert James M. Koert Trust 32 Martin Rd Concord, MA 01742	1,563,258
Sterling A. Lapinski 3018 Lightheart Road Louisville, KY 40222	142,771
Sean O'Leary c/o Genscape, Inc. 301 E. Main Street, Suite 200 Louisville, KY 40202	142,771
William H. Lomicka 7406 N. Secret Canyon Drive Tucson, AZ 85718	267,011
Boyce F. Martin, III & Mavin H. Martin The Mavin B. Martin Revocable Trust 2000 Warrington Way, Ste 230 Louisville, KY 40222	778,105
Martin M. McClelland Regent Group Inc 101 S. Fifth Street, Ste 3830 Louisville, KY 40202	132,301

4

Donald Miller Brown Cancer Center 529 South Jackson Street Louisville, KY 40202	2,108,319
Lucie H. Miller 537 Barberry Lane Louisville, KY 40206	262,969
Terry Minton 5304 Craigs Creek Drive Louisville, KY 40241	2,108,319
Robert W. Moore, Jr c/o Harry K. Moore Co. Colliers 7316 New LaGrange Road Louisville, KY 40222	259,365
Francie O. Mulloy Pat Mulloy Gift Trust 2015 Camargo Road Louisville, KY 40207	132,362
Edmund G. Nasief, Jr. 3902 Eagle Way Prospect , KY 40059	265,820
Sam & Julia Nikolich 8408 Brittania Drive Ft. Myers, FL 33912	262,969
Sara B. Paradis 15 Poplar Hill Road Louisville, KY 40207	319,286
Steve Paradis 15 Poplar Hill Road Louisville, KY 40207	336,184
Steven J. and Sara B. Paradis 15 Poplar Hill Road Louisville, KY 40207	262,746
Sara B. Paradis 15 Poplar Hill Road Louisville, KY 40207	319,286
Paradise Homes of Naples, Inc. c/o James F. Paradis 7986 Beaumont Court Naples, FL 34109	430,568

(21267906.01)

James F. Paradis 7986 Beaumont Court Naples, FL 34109	529,087
Herbert W. Perkins, III 12-Z River Hill Road Louisville, KY 40207	285,895
Poplar Hill Capital, LLC c/o Steven J. Paradis 15 Poplar Hill Road Louisville, KY 40207	1,597,123
Prosperitas Investment Partners, L.P. c/o Steve Bing 4229 Bardstown Road, Ste 315 Louisville, KY 40218	6,605,907
G. Hunt Rounsavall Dixie Real Properties P.O. Box 19799 Louisville, KY 40259	811,121
Robert W. Rounsavall, III P.O. Box 19799 Louisville, KY 40259	1,215,093
Saunders Capital Group, LLC c/o Robert Saunders 101 South Fifth Street, Ste 1650 Louisville, KY 40202	1,423,279
William M. Street 406 Wynfield Close Court Louisville, KY 40206	1,158,575
Dan J. Sullivan, Jr. Sullivan & Cozart, Inc. P.O. Box 953 Louisville, KY 40201	586,005
Tom Thieneman Real Estate, LLC c/o Chris Thieneman 4901 Fern Valley Road Louisville, KY 40219	132,910
John Trent 408 Browns Lane Louisville, KY 40207	2,108,319

(21267906.01)

G. Townsend Underhill 11300 Nutwood Road Louisville, KY 40223	131,829
University of Louisville Foundation c/o Joe Gahlinger Controller's Office 222 Service Complex Louisville, KY 40292	2,407,892
University of Louisville Research Foundation c/o Joe Gahlinger Controller's Office 222 Service Complex Louisville, KY 40292	89,604
George Vieth, Jr. 3365 Green Hill Lane Louisville, KY 40207	212,656
Tyree G. Wilburn P.O. Box 848 Prospect, KY 40059	1,497,112
Hilliard Lyons Custodian David Y. Wood SEP-IRA Acct. #87656141 P.O. Box 32760 Louisville, KY 40232-2760	130,638
Vidacos Nominees Limited 2071 ACCT Citigroup Centre Canada Square Canary Wharf London E14 5LB	383,023
Kerry Barnhart 1411 S. Fourth Street Louisville, KY 40208	892,511
Vidacos Nominees Limited 2071 ACCT Citigroup Centre Canada Square Canary Wharf London E14 5LB	341,563
Brian Brohman 5519 Killinur Drive Prospect, KY 40059	791,660

7

(21267906.01)

Sean T. Kuntz 500 Nickleby Way Louisville, KY 40245	26,354
Kimberly A. Williams 282 Summers Drive Louisville, KY 40229	5,271
Harold L. Moses Vanderbilt- Ingram Cancer Center Medical Research Building II Nashville, TN 37232-6838	13,177
J. Claude Bennett BioCryst Pharmaceuticals, Inc. 2190 Parkway Lake Drive Birmingham, AL 35244	13,177
Beverly S. Mitchell Lineberger Comprehensive Cancer Center Chapel Hill, NC 27599	13,177
NDA, LLC c/o Daniel D Von Hoff 9830 E. Thompson Peak Pkwy #906 Scottsdale, AZ 85255	105,416
Dr. Donald W. Kufe Dana-Farber Cancer Institute 44 Binney St. - Dana 830 Boston, MA 02115	579,788

8

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. *If you are in any doubt about the contents of this document or as to the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, solicitor, accountant or other independent financial adviser duly authorised under the Financial Services and Markets Act 2000 if you are resident in the United Kingdom, or, if not, from another appropriately qualified adviser.*

ING Corporate Finance, which is regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Antisoma plc and no one else in connection with the matters described in this document and will not be responsible to anyone other than Antisoma plc for providing the protections afforded to its customers or for providing advice in relation to the contents of this document or any transaction referred to herein.

A copy of this document, which comprises Listing Particulars prepared in relation to the Consideration Shares in accordance with the Listing Rules of the UK Listing Authority made under section 74 of the Financial Services and Markets Act 2000, has been delivered to the Registrar of Companies in England and Wales for registration as required by section 83 of that Act. Copies of this document may be inspected at the Document Viewing Facility, UK Listing Authority, Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted).

The whole of the text of this document should be read. In particular, your attention is drawn to the section headed "Risk Factors" in Part II of this document.

Antisoma plc

(Incorporated and Registered in England and Wales under the Companies Act of 1985 Registered No. 3248123)

Listing Particulars relating to the proposed issue of up to 66,500,100
new Ordinary Shares of 1 penny each in connection with
the acquisition of the issued and outstanding stock of

Aptamera, Inc.

COMPANIES HOUSE

The Consideration Shares have not been nor will they be registered under the US federal securities laws or the securities laws of any state of the United States. The Consideration Shares are being offered in accordance with Regulation D under the US Securities Act of 1933, as amended.

The Existing Ordinary Shares are listed on the Official List and are admitted to trading on the London Stock Exchange's market for listed securities. Application has been made to the UK Listing Authority for the Consideration Shares to be admitted to the Official List and to the London Stock Exchange for the Consideration Shares to be admitted to trading on the London Stock Exchange's market for listed securities. It is expected that Admission to listing of the Consideration Shares will become effective and dealings, for normal settlement, on the London Stock Exchange will commence at 8.00 a.m. London time on 4 February 2005.

25 JAN 2005

CONTENTS

EXPECTED TIMETABLE

Event	
Announcement of Aptamera Acquisition	10 January 2005
Aptamera proxy meeting: last date for approval of Aptamera Acquisition by Aptamera Shareholders	2 February 2005
Listing hearing of the Consideration Shares	3 February 2005
Admission and Listing of the Consideration Shares on the London Stock Exchange	4 February 2005
Completion of the Aptamera Acquisition	4 February 2005

DEFINITIONS

The following definitions are used throughout this document except where the context requires otherwise:

"Acquisition" or "Aptamera Acquisition" the merger of Aptamera Acquisition into Aptamera pursuant to which Aptamera will become a wholly owned subsidiary of Antisoma

"Admission" admission of the Consideration Shares to the Official List and to trading on the London Stock Exchange's market for listed securities and each such form of admission becoming effective in accordance with the relevant rules

"Antisoma" or "the Company" Antisoma plc

"Antisoma Group" or "the Group" Antisoma, together, where appropriate, with its subsidiary undertakings (as defined in section 258 of the Act)

"Antisoma Research" Antisoma Research Limited, a wholly owned subsidiary of the Company

"Antisoma Shareholders" holders of Ordinary Shares

"Aptamera" Aptamera, Inc.

"Aptamera Acquisition" Aptamera Acquisition Corp., a wholly owned US subsidiary of Antisoma formed solely for the purpose of the Acquisition

"Aptamera Group" Aptamera, together, where appropriate, with its subsidiary undertakings (as defined by section 258 of the Act)

"Aptamera Proxy Meeting" a meeting of Aptamera Shareholders to be held on 2 February 2005 to vote on the Acquisition

"Aptamera Shares" the common stock of $0.001 each and Series A Preferred Stock of $0.001 each in Aptamera

"Aptamera Shareholders" holders of Aptamera Shares

"Articles" the Articles of Association of the Company

"Board" or "Directors" as the context requires, the board of directors of Antisoma or the board of directors of Aptamera or the board of directors of the Enlarged Group

"CDX" CDX Technologies, Inc.

"Companies Act" or "Act" the Companies Act 1985, as amended

"Completion" the satisfaction of certain conditions set out in the Merger Agreement

"Consideration Shares" up to 66,500,100 new Ordinary Shares to be issued to Aptamera Shareholders on Completion

"CRT" Cancer Research Technology, a subsidiary of the charitable organisation Cancer Research UK

"Enlarged Group" the Antisoma Group (as the context requires) as enlarged by the Acquisition

"EPO" the European Patent Office

"Existing Ordinary Shares"	the 266,076,589 Ordinary Shares in Antisoma in issue at the close of business on 24 January 2005, being the latest practicable date prior to the publication of this document
"ING Corporate Finance"	the corporate finance division of ING Bank N.V., London Branch, joint financial adviser to Antisoma
"Incentive Plan"	the Antisoma Executive Incentive Plan
"ITEPA"	the Income Tax (Earnings and Pensions) Act 2003
"Leventis"	Leventis Holding S.A.
"Listing Rules"	the Listing Rules of the UK Listing Authority
"Listing Particulars"	this document
"London Stock Exchange" or "LSE"	the London Stock Exchange plc
"Merger Agreement"	the conditional merger agreement, dated 9 January 2005, between Antisoma, Aptamera and Aptamera Acquisition, details of which are set out in section 12 of Part IV of this document
"Official List"	the Official List of the UK Listing Authority
"Open Offer"	the conditional invitation by Nomura International plc, on behalf of Antisoma, to certain qualifying shareholders to subscribe for Ordinary Shares pursuant to the Placing and Open Offer
"Option Scheme"	means the Antisoma Share Option Plan
"Ordinary Shares"	ordinary shares of 1 penny each in the capital of Antisoma
"PCT"	Patent Co-operation Treaty, a treaty that allows the filing of a patent application in one member state but obtains the effect of patent filings in any or all of the PCT countries
"Placing and Open Offer"	the placing and open offer of 38,010,941 Ordinary Shares at 40 pence per Ordinary Share announced by the Company on 25 November 2003
"Preference Shares"	the zero coupon convertible redeemable preference shares of £1 each in the capital of the Company
"Proposed Director"	the person listed on page 5 of this document who is to be appointed a Director of Antisoma following the Acquisition
"Rights issue"	the issue by way of rights of Ordinary Shares to certain qualifying shareholders announced by the Company on 22 February 2002
"Roche"	F. Hoffmann-La Roche Limited and/or its affiliates
"UKLA" or "UK Listing Authority"	the Financial Services Authority acting in its capacity as the competent authority for listing in the United Kingdom under Part VI of the Financial Services and Markets Act 2000
"United States", "US" or "USA"	the United States of America, including its territories and possessions, any state of the United States and the District of Columbia and all other areas subject to its jurisdiction

A glossary of scientific terms used is set out in Part V of this document.

DIRECTORS, PROPOSED DIRECTORS AND COMPANY SECRETARY

Directors of the Company	Barry J. Price (*Non-executive Chairman*) Glyn O. Edwards (*Chief Executive Officer*) Ursula Ney (*Chief Operating Officer*) Raymond J. Spencer (*Chief Financial Officer*) Grahame D. Cook (*Non-executive*) Ann V. Hacker (*Non-executive*) Birgit A.S. Norinder (*Non-executive*) Michael G. Pappas (*Non-executive*)
Proposed Director	Mark C. Rogers (*Non-executive*)
Company Secretary	Raymond J. Spencer

REGISTERED OFFICE OF ANTISOMA AND PRINCIPAL ADVISERS

Registered Office of the Company	West Africa House Hanger Lane Ealing London W5 3QR
Financial Adviser, Broker and Sponsor in connection with the Acquisition	ING Corporate Finance 60 London Wall London EC2M 5TQ
Joint Financial Adviser to Antisoma	ING Corporate Finance 60 London Wall London EC2M 5TQ
Joint Financial Adviser and Broker to Antisoma	Nomura International plc Nomura House 1 St. Martin's-le-Grand London EC1A 4NP
Auditors and Reporting Accountants to Antisoma	PricewaterhouseCoopers LLP Abacus House Castle Park Cambridge CB3 0AN
UK Legal Advisers to Antisoma	CMS Cameron McKenna Mitre House 160 Aldersgate Street London EC1A 4DD
US Legal Advisers to Antisoma	Baker & McKenzie One Prudential Plaza 130 East Randolph Drive Chicago, Illinois 60601 USA
Registrar to Antisoma	Capita Registrars Ltd Northern House Woodsome Park Fenay Bridge Huddersfield HD8 0LA

PART I: GENERAL INFORMATION

1. Introduction

The Board announced on 10 January 2005 that Antisoma, Aptamera Acquisition and Aptamera had entered into a conditional agreement to merge Aptamera Acquisition into the private US company, Aptamera, pursuant to which Aptamera will become a wholly owned subsidiary of Antisoma. The Directors believe that this acquisition meets one of Antisoma's key short-term objectives, namely to acquire an additional clinical stage product. The Acquisition is also consistent with the Company's long-term strategy to build a substantial and diverse portfolio of cancer drugs.

The consideration for the Aptamera Acquisition will be satisfied at Completion by the issue of the Consideration Shares (representing approximately 24.99 per cent. of Antisoma's existing issued share capital). This values Aptamera at approximately £16.0 million on the basis of the closing price of an Ordinary Share of 24 pence on 24 January 2005 (the last business day prior to the posting of this document). Antisoma had previously announced that the Consideration had valued Aptamera at approximately £11.5 million on the basis of the closing price of an Ordinary Share of 17.25 pence on 7 January 2005 (the last business day prior to the announcement of the Acquisition). **The Acquisition is conditional upon, _inter alia_, approval by a majority of Aptamera Shareholders (pursuant to Delaware law) and Admission becoming effective but is not conditional upon approval by Antisoma Shareholders as it is classified as a Class 2 transaction under the Listing Rules.** The Consideration Shares have been or will be issued credited as fully paid and will rank _pari passu_ in all respects with the Existing Ordinary Shares.

An application has been made to the UK Listing Authority for the Consideration Shares issued or to be issued pursuant to the terms of the Acquisition to be admitted to the Official List following, _inter alia_, approval by a majority of Aptamera Shareholders at the Aptamera Proxy Meeting to be held on 2 February 2005. In relation to the Consideration Shares, all of which are to be issued in certificated form, temporary documents of title will not be issued. Definitive certificates for the Consideration Shares issued in accordance with the terms of the Acquisition will be delivered to the Aptamera Shareholders (or to a nominee on their behalf) on the date of their issue.

As required by the Listing Rules, this document has been prepared because the issue of the Consideration Shares in connection with the Acquisition increases the issued share capital of Antisoma by more than 10 per cent. It is expected that Admission will become effective and dealings will commence on 4 February 2005.

2. Information on Antisoma

Antisoma is a UK-based biopharmaceutical company focused on the development of drugs to treat cancer. Antisoma operates a "search and develop" business model. The Company identifies drugs with commercial potential from amongst those in early-stage development at academic and commercial organisations. Antisoma licenses in these fledgling drugs and adds to their value by designing and implementing effective development programmes.

Antisoma was founded in 1988. The Company was floated on NASDAQ Europe in 1998 and listed on the Official List and admitted to trading on the London Stock Exchange in 1999. The Company's shares were delisted from NASDAQ Europe on 10 September 2003, in advance of the closure of that market in November 2003, but the shares remain listed on the Official List and remain admitted to trading on the listed securities market of the London Stock Exchange. Antisoma occupies two premises, both in London (in Ealing and at St George's Hospital).

In-licensing

Antisoma seeks to identify promising innovative cancer treatments from third parties by, among other things, using its network of cancer research organisations. Antisoma evaluates new product candidates using both internal and external experts with relevant expertise. The Company's agreements with in-licensing partners typically provide for Antisoma to receive worldwide exclusive rights in relation to the technology or product

6

in the relevant field of use and to provide to the licensor, as consideration, some or all of: an upfront payment of cash, equity in Antisoma, milestone and success payments, payment of a sub-licensing fee and royalty payments on sales of an approved product.

The following are Antisoma's key in-licensing partners and the major product candidates or technologies for which licences have been obtained:

Institution	Technology/Product Candidate
CRT[1]	Humanised HMFG1 antibody (which forms the basis of R1550 and AS1406), AS1404, telomere targeting agent programme (AS1410)
US National Institutes of Health	RNase (used in AS1406)
National Institute of Cancer Research, Genoa, Italy (IST)	Murine BC1 antibody (used in AS1405; humanised form used in AS1409)
University of California, Davis	CITC-DTPA[2] (used in AS1405)
EMD Lexigen	Antibody IL12 conjugates (used in AS1409)

Notes:

(1) A subsidiary of Cancer Research UK, another subsidiary of which, Cancer Research Ventures Limited, is a shareholder in Antisoma.

(2) A chelator that is used to attach Yttrium chemically to the HMFG1 and BC1 antibodies.

In addition to the in-licensing partners listed above, Antisoma conducts collaborative research with certain partners with a view to in-licensing technology or products from such partners in the future.

Development and Commercialisation

The Company plans to bring its drugs to market through two routes. Antisoma has a broad strategic alliance with the Swiss pharmaceutical company Roche, under which Roche has an option to become the development and commercialisation partner for each of Antisoma's drugs when they enter clinical trials. Under this alliance, Antisoma generally develops drugs through pre-clinical studies and early clinical trials, while Roche, if it exercises its option to become the development and commercialisation partner, completes late-stage trials and is responsible for bringing the drugs to market worldwide. In relation to any drug that Roche opts to commercialise, Antisoma receives opt-in and milestone payments (subject to achieving certain development milestones) as well as royalties on any sales. This collaboration creates a clear route to market for Antisoma's products whilst giving the Company a significant upside potential through royalties on marketed products. Two of Antisoma's drugs are currently being developed under the Roche alliance.

If Roche decides not to act as the commercial partner for any particular product, Antisoma remains free to seek alternative routes for commercialisation. Antisoma currently has one product in clinical trials that falls outside the Roche alliance. The Company intends to develop additional products outside the Roche alliance. This allows Antisoma to exploit product opportunities, such as drugs for smaller or so-called 'niche' indications, that are not currently areas of interest to Roche.

Products

Antisoma currently has three drugs in clinical trials and three priority pre-clinical product candidates, as summarised below:

7

Product candidate	Partner	Indication	Phase
AS1404 (DMXAA)	Roche	Solid tumours	Phase II (non-small cell lung; plan to start ovarian and prostate phase II during 2005)
R1550 (huHMFG1)	Roche	Breast & other MUC1-positive tumours	Phase I (breast)
AS1405 (^{90}Y-muBC1)	Unpartnered	Glioblastoma multiforme	Phase I (glioblastoma)
AS1410 (Telomere targeting agent)	See note 1	See note 2	Pre-clinical
AS1409 (huBC1-huIL12)	See note 1	See note 2	Pre-clinical
AS1406 (huHMFG1-RNase)	See note 1	See note 2	Pre-clinical

Note 1:   Roche has the option to gain rights to these drugs if they enter clinical trials before November 2007. If this option is not exercised, Antisoma will retain the right to develop the drugs itself or form alternative partnerships for commercialisation.

Note 2:   These drugs have broad potential across a range of tumour types. However, decisions have not yet been made about which cancer types will be studied in clinical trials.

Intellectual Property

Antisoma's success is dependent to a significant degree on its proprietary technology. The Company relies on a combination of patents and/or licences of patents, exclusive access to cell lines, exclusive rights to market products, regulatory protections and contractual restrictions to protect the commercial potential of its intellectual property.

Rights in respect of Antisoma's clinical product candidates are as follows:

AS1404

There are a number of patents covering AS1404 in a variety of jurisdictions. These patents have been assigned to CRT and are exclusively licensed to Antisoma. Patents on novel xanthenone-4-acetic acids having anti-tumour properties (including DMXAA (the chemical name for AS1404)), methods of preparing the compounds and their uses as anti-tumour agents are granted in the US, EPO and Japan. There are also applications to protect the use of DMXAA in combination with different types of chemotherapy. An application for the use of DMXAA combined with paclitaxel or docetaxel has been granted in the US and allowed in the EPO. This application is ongoing in Japan. A PCT application for use with other classes of cancer chemotherapy has been nationally/regionally processed and is pending in the US, the EPO, Japan and 12 other countries/regions. There are three further PCT applications pending in the US, Europe and Japan and one at the PCT stage for DMXAA used in combination with additional compounds for the treatment of cancer. There is also a PCT application for a dosing schedule for DMXAA given gastrointestinally.

R1550

CRT holds patents covering humanised HMFG1 for which Antisoma is the exclusive licensee. Patents are also granted in Australia, Canada, Norway, Romania, Bulgaria and Ukraine.

AS1405

Antisoma has licensed exclusive rights to the murine BC1 antibody from the Instituto Nazionale per la Ricerca sul Cancro (National Institute of Cancer Research) in Genoa, Italy. Antisoma has exclusive rights to the cell line from which murine BC1 is produced and to antibodies expressed by the cell line. There is a granted European patent covering this antibody and the hybridoma.

8

Other intellectual property

Antisoma also has relevant intellectual property rights covering its preclinical assets and other assets not yet under active development as therapeutic products.

Financial information

The audited loss on ordinary activities after taxation for the Antisoma Group, as reported in the audited consolidated financial statements for the year ended 30 June 2004, was £0.61 million. The net assets of the Antisoma Group as reported in those statements were £29.49 million as at 30 June 2004.

Further financial information relating to the Antisoma Group is set out in Part III of this document.

Shareholders should read the whole of this document and not rely solely on the summarised information set out above.

International Financial Reporting Standards

The financial information on the Antisoma Group set out in Part III of this document is presented in accordance with UK GAAP.

In June 2002, the Council of Ministers of the European Union approved a regulation (the "Regulation") requiring all companies that are governed by the laws of a member state of the European Union and whose securities are admitted to trading on a regulated market of any member state to prepare their consolidated financial statements in accordance with International Financial Reporting Standards ("IFRS") as adopted by the European Union. The Regulation is effective for each financial year starting on or after 1 January 2005 with respect to companies with listed securities. Accordingly, the Company will be required to adopt IFRS in the preparation of its financial statements for the year ending 30 June 2006.

In March 2004, the International Accounting Standards Board issued the final accounting standards applicable for 2005, although some have still to be endorsed by the European Union. The Company has not yet determined the accounting policies it will adopt under IFRS, including the options available under the transitional arrangements. Consequently, the Company is unable to quantify the potential impact of the transition to IFRS on the financial information presented in this document.

3.   Background to and reasons for the Aptamera Acquisition

Aptamera's principal asset and the main reason for the Acquisition is AGRO100, a novel aptamer drug that targets the protein nucleolin, which is found on the surface of various types of cancer cell. The Directors believe that AGRO100 is a promising addition to the Group's pipeline, based on preclinical data and findings from a phase I clinical trial in patients with various cancers in the US, which showed evidence of anti-cancer effects and a marked lack of any major side effects. When the Acquisition is completed, Antisoma will assess which cancers to focus on in the next phase of development. AGRO100 has US orphan drug status in pancreatic cancer. Renal cancer and acute myeloid leukaemia are also potential indications.

The acquisition of AGRO100 will meet one of Antisoma's short-term corporate objectives, the addition of a further drug in clinical trials to the Antisoma pipeline. This product also fits clearly with Antisoma's plans to grow its portfolio of 'niche products'. It will join AS1405 as a product developed independently of Roche.

Through the Acquisition, Antisoma will also obtain rights to certain other approaches to the targeting of nucleolin that are owned by Aptamera and a right of first refusal to license further drugs developed in the laboratory of the inventors of AGRO100 at the University of Louisville, Kentucky, where AGRO100 was latterly developed. The Directors believe that nucleolin is a potentially valuable target for cancer drugs.

9

4. Information on Aptamera

Aptamera, Inc. is a privately owned US biotechnology company formed in 2001 to discover, develop and commercialise drugs for the treatment of cancer. Aptamera has focused on drugs designed to attack cancer by interacting with novel molecular targets involved in the proliferation of cancer cells. Aptamera is based in Louisville, Kentucky, USA. Aptamera was founded by Dr Donald Miller, Dr Paula Bates and Dr John Trent and as at 31 December 2004 had four employees plus a Chairman.

Aptamera is currently concluding a phase I clinical in patients with advanced solid tumours to evaluate its lead drug compound, AGRO100, an anti-nucleolin aptamer. Enrolment was completed in June 2004, with follow up and data analysis underway.

The Company owns intellectual property in respect of certain other approaches to the targeting of nucleolin. Development of these approaches is at an early stage.

Financial information

The audited loss for Aptamera, as reported in the audited financial statements for the year ended 31 December 2003, was $2.79 million. The net liabilities of the Aptamera Group as reported in those statements were $1.97 million as at 31 December 2003.

Shareholders should read the whole of this document and not rely solely on the summarised information set out above.

5. Principal terms and conditions of the Aptamera Acquisition

The consideration for the Acquisition will be satisfied at Completion by the issue of the Consideration Shares, valuing Aptamera at approximately £16.0 million on the basis of the closing price of an Ordinary Share of 24 pence on 24 January 2005 (the last business day prior to the posting of this document), and approximately £11.5 million on the basis of the closing price of an Ordinary Share of 17.25 pence on 7 January 2005 (the last business day prior to the announcement of the Acquisition).

The Consideration Shares will be issued credited as fully paid and will rank *pari passu* in all respects with the Existing Ordinary Shares. The Acquisition is conditional, *inter alia*, upon (i) adoption of the Merger Agreement by a majority of Aptamera Shareholders; and (ii) Admission. However, the Acquisition is not, and is not required to be, conditional upon the approval of Antisoma shareholders. It is expected that Admission will become effective and that dealings will commence in the Consideration Shares on 4 February 2005.

Pursuant to the Merger Agreement and in order to secure certain obligations, the Aptamera Shareholders will deposit all the Consideration Shares (plus at least $800,000, being such amount as Aptamera declares as a dividend to its Shareholders, representing surplus cash after providing for all anticipated liabilities as at Completion) into an escrow account for a period of six months, during which time Aptamera Shareholders will not be able to sell their Antisoma Shares in the market.

Mark C. Rogers, Chairman of Aptamera, will join the Antisoma Board as a non-executive director on Completion of the Acquisition.

A summary of the principal terms of the Merger Agreement is set out in "Material Contracts" in section 12 of Part IV of this document.

It is a further condition of closing that, immediately prior to Completion, Aptamera will spin off a separate company, CDX, by way of a dividend *in specie*, to Aptamera Shareholders and that Aptamera will have granted CDX an exclusive licence to use and exploit certain diagnostic intellectual property. This is to enable CDX to continue the development of certain diagnostic products. Pursuant to this licence agreement, Aptamera shall also have been granted the option, exercisable at its sole discretion and 13 months after Completion, to acquire CDX and thereby any rights owned and developed by CDX in respect of such licensed diagnostic intellectual property, for the aggregate consideration of $2,500,000 plus an amount equal to the out-of-pocket expenses incurred by CDX in connection with the development of such diagnostic intellectual property up to a maximum of $1,000,000.

6. Current trading and prospects

The Chairman of Antisoma indicated at the time of the Company's preliminary results for the year to 30 June 2004, announced on 16 September 2004, that the Company had completed its financial year 2003/4 with around £38.9 million in cash and liquid resources compared with £34.0 million one year before. The Company announced at that time that its most advanced drug, AS1404, was entering a phase II programme of combination studies. The first study to start was a trial in non-small cell lung cancer, from which the Directors expect the first efficacy findings to be announced during 2005. Antisoma announced on 23 November 2004 that it intended to start phase II trials of AS1404 in ovarian and prostate cancers during 2005. Antisoma also announced on 23 November 2004 that it had selected a lead candidate for development from its telomere targeting agent programme, one of Antisoma's three priority preclinical programmes. The Directors believe that losses and cash outflows will continue for a number of years, reflecting ongoing investment in the development of the Company's drug pipeline at levels exceeding any revenues received from Roche or other sources.

Both revenue and development expenditure were lower for the five month period ended 30 November 2004 compared to the five month period ended 30 November 2003 due to the termination of the R1549 development programme and the transfer of the R1550 development programme to Roche.

The Company is continuing to progress the development of its product portfolio and is confident of the Group's prospects for the current financial year.

Under current plans, the Directors expect progress during 2005 to include those items listed below. These plans may change over time as a result of regular portfolio reviews undertaken by the Company:

* the first findings from phase II studies on AS1404;

* data from the phase I study that Roche is performing on R1550;

* the start of a phase II study on AS1405;

* reporting of data from Aptamera's phase I study on AGR0100; and

* the start of a new study on AGR0100.

7. Taxation

Your attention is drawn to section 10 of Part IV of this document which contains information regarding UK taxation. **If you are in any doubt as to tax position or you are subject to tax in a jurisdiction other than the UK you should consult your independent financial adviser without delay.**

8. Further information and risk factors

Your attention is drawn to the additional information set out in Parts II to IV of this document. In particular, your attention is drawn to the risk factors set out in Part II of this document.

Recipients of this document should read the whole of this document and should not rely solely on the summarised information in this Part I.

PART II: RISK FACTORS

Recipients of this document should carefully consider all of the information in this document, including the following Risk Factors, before making a decision regarding the Acquisition. The risks and uncertainties below are not the only ones facing Antisoma and the Enlarged Group. Additional risks and uncertainties that are not currently known to Antisoma, or which Antisoma believes to be immaterial, could also impair the business operations of Antisoma and the Enlarged Group. If any of the following risks actually materialise, Antisoma's and the Enlarged Group's business, liquidity, results of operations and financial condition could be materially affected. If that were to happen, the market price of the Ordinary Shares could decline.

1. **The maximum number of Consideration Shares is fixed and will not be adjusted based on fluctuations in Antisoma's share price. As a result, the specific dollar value of Antisoma Shares that Aptamera Shareholders will receive upon completion of the Acquisition will depend on the market value of Antisoma's shares**

   Antisoma's share price has been volatile in the past and may continue to be volatile in the future. If the Acquisition is completed, Antisoma will issue a total of up to 66,500,000 Antisoma Shares (plus up to 100 additional Antisoma Shares in rounding-up fractional shares).

   Variations in the market price of Ordinary Antisoma Shares may be caused by a number of factors, including, among others, ability to obtain financing, changes in the businesses, operations or prospects of Antisoma and/or Aptamera, the timing of the Acquisition, regulatory considerations and general market, biotechnology industry and economic conditions.

2. **Antisoma and Aptamera may not realise the benefits they expect from the Acquisition**

   Antisoma, Aptamera Acquisition and Aptamera have entered into the Merger Agreement with the expectation that the Acquisition will result in certain benefits such as improved prospects as an enlarged group of companies of raising additional capital and an improved ability to develop and commercialise its products. The integration of Aptamera Acquisition and Aptamera will be complex, time consuming and expensive, and may disrupt Antisoma's and Aptamera's businesses. The Enlarged Group will need to overcome significant challenges in order to realise any benefits or synergies from the Acquisition. These challenges include the timely, efficient and successful execution of a number of post-transaction events.

   Antisoma and Aptamera may not succeed in addressing these risks or any other problems encountered in connection with the Acquisition. The inability to successfully integrate the operations, technology and personnel of Antisoma and Aptamera, or any significant delay in achieving integration, could have a material adverse effect on the Enlarged Group after the Acquisition and, as a result, on the market price of Antisoma shares.

3. **Upon the receipt of Antisoma shares, Aptamera Shareholders will become shareholders in a UK Company which will change certain rights and privileges that they hold as stockholder of a Delaware Corporation**

   Aptamera is governed by the laws of the US, the State of Delaware and by its certificate of incorporation and by-laws. These rights and privileges may not exist under English law.

4. **Antisoma and Aptamera will incur substantial costs whether or not the Acquisition is completed**

   Antisoma and Aptamera will incur substantial costs relating to the Acquisition whether or not the Acquisition is completed. These costs include fees for financial advisers, solicitors, attorneys and accountants, filing fees and financial printing costs.

   The Enlarged Group may incur costs, which are not reasonably estimable, to reflect costs associated with integrating the two companies. There is no assurance that the Enlarged Group will not incur additional material charges to reflect additional costs associated with the Acquisition. If the benefits of the

Acquisition do not exceed the costs of integrating the businesses of Antisoma and Aptamera, the Enlarged Group's financial results may be adversely affected. Both Antisoma and Aptamera may be required to pay a break fee if either company were to terminate the Acquisition prior to Completion.

5. **The cash and Consideration Shares payable to each Aptamera Shareholder may be reduced and the payment thereof may be delayed past the six month escrow period**

    At the closing of the Acquisition, Aptamera's excess cash, after satisfaction of its liabilities, in an amount of at least $800,000, and all Consideration Shares received as consideration for the Acquisition will be placed into an escrow account to be held by an escrow agent for six months. During the six month escrow period, the cash held in the escrow account will be the only recourse for any claim (other than a claim of fraud, wilful misconduct or wilful misrepresentation and claims relating to the exercise of appraisal rights by Aptamera Shareholders) that Antisoma may have against Aptamera with regard to the Merger Agreement. If such a claim is brought by Antisoma against Aptamera during the six month period and that claim is not settled by the appropriate court during that six month escrow period, it is likely that the cash being held in the escrow account will be held longer than six months and not be distributed until Antisoma's claim is resolved. The Consideration Shares will also be held during the six month escrow period and such shares will provide recourse for any claim of fraud, wilful misconduct or wilful misrepresentation and any claim relating to the exercise of appraisal rights by Aptamera Shareholders that Antisoma may have against Aptamera with regard to the Merger Agreement. If such a claim is brought by Antisoma against Aptamera during the six month period and that claim is not settled by the appropriate court during that six month escrow period, it is likely that the Antisoma shares being held in the escrow account will be held longer than six months and not be distributed until Antisoma's claim is resolved.

    If any claim by Antisoma against Aptamera is successful, the Acquisition consideration will be reduced by an amount equal to the value of said claim and Consideration Shares remaining in the escrow account thereafter will be distributed at the earlier of the final settlement of the claim or the date six months after the effective time.

    Cash and Consideration Shares which remain in the escrow account beyond six months will be released only pursuant to the joint written instructions of Antisoma and the Aptamera Shareholders' designated representative or a final, non-appealable order of a court.

6. **Fluctuations in currency exchange rates could decrease the consideration Aptamera Shareholders receive in the Acquisition and any dividends paid on Ordinary Shares held by Aptamera Shareholders, in U.S. dollar terms**

    The Consideration Shares are priced in British pounds. In addition, although Antisoma does not currently pay dividends, any dividends paid by the Enlarged Group in the future will also be paid in British pounds. Fluctuations in the value of the British pound against the U.S. dollar may impact the value of the Acquisition consideration or any future dividends Aptamera Shareholders receive from the Enlarged Group. Exchange rates may not remain stable. A sudden or severe decline in the value of the British pound against the U.S. dollar would reduce the value of such consideration or any such dividends, when measured in U.S. dollar terms.

7. **The Enlarged Group's corporate disclosure may differ from the disclosure made by similar companies in the United States**

    Publicly available information about the issuers of securities listed on the London Stock Exchange differs from and, in certain respects, is less detailed than the information that is regularly published by or about listed companies in the United States. In addition, regulations governing the London Stock Exchange may not be as extensive in all respects as those in effect on United States markets. As a result, investors may not have all of the information they require to assess their investment in the Antisoma Ordinary Shares.

8. **Antisoma's financial statements are not prepared and audited in accordance with U.S. GAAP**

Antisoma's financial statements are prepared and audited in accordance with U.K. GAAP, which may differ significantly in many respects from the principles set forth in U.S. GAAP, including with respect to revenue recognition, accounting for share options, purchase of intellectual property or classification of capital instruments. As a result, the financial information of Antisoma is likely to be significantly different than if such information were reported in accordance with U.S. GAAP, and Antisoma's financial information is not comparable to information of other companies that report under U.S. GAAP. You are advised to consult your personal advisers as to the significance of these differences.

9. **Sales of a significant number of Ordinary Shares following the Acquisition may decrease the market price of Ordinary Shares held by Aptamera Shareholders**

Following the Acquisition, sales of substantial numbers of the Ordinary Shares in the public market, as well as the perception among investors that such sales may occur, could have an adverse effect on the market for and the prices of the Ordinary Shares.

10. **Antisoma has a history of net losses, expects to continue to incur net losses and may not achieve or maintain profitability**

Antisoma is an early stage biopharmaceutical company with a history of operating losses. These losses have arisen mainly from the costs incurred in research and development of products and general administrative costs. For the year ended 30 June 2004, the Antisoma Group's consolidated loss on ordinary activities before taxation, as reported in its audited consolidated financial statements, was £1.8 million. Net losses may continue for the next several years as the Enlarged Group proceeds with the development and commercialisation of its technologies. The presence and size of these potential net losses will depend, in part, on the rate of growth, if any, in revenues and on the level of expenses. Research and development expenditures and general and administrative costs have exceeded revenues to date, and may increase in the future. The Enlarged Group will need to generate significant revenues to achieve profitability, and even if it is successful and achieves profitability, there is no assurance it will be able to sustain profitability.

11. **The Enlarged Group may experience fluctuations in operating results**

Even if the Enlarged Group can achieve the level of income required, the nature of that income is likely to mean that the Enlarged Group will continue to experience uneven cash flows. As a result, the Directors believe that period-to-period comparisons of financial results are not necessarily meaningful and results of operations in prior periods should not be relied upon as an indication of future performance. Any future deviations in results of operations from the results expected by securities analysts or investors could have a material adverse effect on the market price of the Ordinary Shares.

12. **The Enlarged Group may require additional funding in the future**

Antisoma anticipates that it has sufficient cash resources to fund its operating losses for at least the next 12 months. If, due to events outside of the control of the Directors, the plans or assumptions of the Antisoma Group change, the Antisoma Group may need capital sooner than anticipated. The Enlarged Group might seek to raise any funds it needs through public equity offerings. If, however, the Enlarged Group obtains funds through a bank credit facility or through the issuance of debt securities or preferred shares, this indebtedness or preferred shares would have rights senior to the rights of holders of Ordinary Shares, and the terms could impose restrictions on its operations. If the Enlarged Group cannot obtain funds on acceptable terms, or at all, it might not be able to carry out its business strategy as contemplated.

13. **Antisoma does not anticipate paying dividends in the near future**

Antisoma has not paid dividends in the past and the Directors of Antisoma do not expect that dividends will be paid in the foreseeable future. The declaration and payment by Antisoma of any dividends in the future and the amount of any future dividends will depend upon Antisoma's results of operations,

financial condition, cash requirements, future prospects, profits available for distribution and other factors deemed by the Antisoma Directors and/or the Antisoma Shareholders to be relevant at the time. Before the Company can pay dividends, it must have profits available for distribution determined in accordance with the Act.

14. The Enlarged Group may not be able to attract and retain key employees

The loss of key employees could weaken the Enlarged Group's scientific and management capabilities, resulting in delays in the development of its drugs and impacting negatively on the Enlarged Group's business. Antisoma is significantly dependent on certain scientific and management personnel. Although the Company has entered into employment or consultancy arrangements with each of its key personnel with the aim of securing their services, the retention of such services cannot be guaranteed. In addition, if the Enlarged Group successfully expands its portfolio of product candidates in furtherance of its strategic plan, the recruitment and retention of additional qualified personnel to perform future development work will be critical to the Enlarged Group's success.

In connection with the Acquisition, Antisoma will enter into six-month consulting agreements with two key employees and officers of Aptamera. At the end of this six-month period, Antisoma may not be able to retain these individuals or replace their expertise, which could have a material adverse effect on the Enlarged Group's business.

15. The Enlarged Group may not be able to manage its growth successfully

If the Enlarged Group is to meet its strategic goals it will need to experience rapid growth. To manage this growth, the Enlarged Group is likely to have to expand its management and financial controls, which may put its management and operational resources under strain. The Enlarged Group's failure to meet any growth or development challenges could have a material adverse effect on its results of operations.

16. The Enlarged Group may not be able to develop its drug candidates successfully

Because development of drug candidates is a lengthy and complex process, no assurance can be made that the Enlarged Group will be able to bring any of the drug candidates it is developing to market. Any drug candidate which the Enlarged Group wishes to offer commercially to the public must be put through extensive research, development and pre-clinical and clinical testing, which will be costly to the Enlarged Group. In addition, the Enlarged Group or its partners will need to obtain regulatory approvals to conduct clinical trials and manufacture drugs before they can be marketed. Results of pre-clinical studies are not necessarily indicative of results that may be obtained in clinical trials and results in early clinical trials may be different from those obtained in long-term testing or in general use. Adverse or inconclusive results from pre-clinical testing or clinical trials may substantially delay, or halt entirely, the development of products, as was the case with R1549 (as announced in April 2004) and AS1403 (as announced in August 2003). The Enlarged Group may fail to successfully develop a drug candidate for many reasons, including:

*   the failure of the drug in pre-clinical studies;

*   manufacturing problems;

*   the inability of clinical trials to demonstrate that the drug is safe and effective in humans; or

*   the failure to obtain required regulatory approvals.

17. The Enlarged Group's product candidates are at an early stage of development

Many of the Enlarged Group's product candidates are at a relatively early stage of development. The Enlarged Group may find that product candidates that appeared promising in pre-clinical trials and early clinical trials do not demonstrate safety or efficacy on a larger scale in advanced clinical trials or do not receive the requisite regulatory approval. Adverse or inconclusive results from pre-clinical trials or clinical trials may delay, or halt entirely, the development of product candidates. Regulatory

authorities may require the Enlarged Group to conduct additional clinical trials prior to, or after, regulatory approval is granted. For this reason, a product development programme may have to be curtailed, redirected or terminated at any time. While the Enlarged Group will make every attempt to estimate accurately the timing of future pre-clinical trials and clinical trials of its product candidates, delays could result from the imposition of more strict trial standards by regulators, unanticipated, adverse or ambiguous outcomes of trials, the demonstration of undesirable or unintended side effects, an inability to manufacture or acquire sufficient amounts of the product candidate, delays in recruiting patients into studies, regulatory delays and disclosure of results of other clinical trials of similar product candidates by competitors and, in certain cases, academic institutions. There can be no assurance that the Enlarged Group's pre-clinical trials and clinical trials will start or be completed on their estimated target dates, if at all. If the Enlarged Group or those to which it out-licenses its product candidates encounter delays at any stage of development of those product candidates and fail to successfully address such delays, there may be a material adverse effect on the Enlarged Group's business, financial condition and results of operations. There can be no assurance that any of the Enlarged Group's product candidates will be successfully developed, prove to be safe and effective in clinical trials, meet applicable regulatory standards for marketing approval and be manufactured in sufficient quantities at acceptable expense or be marketed successfully and profitably.

18. **The Enlarged Group may not be able to commercialise its drug candidates successfully**

The drugs that the Enlarged Group brings to market may not be commercially successful. The success of any drug candidate which the Enlarged Group develops will depend on whether:

- the Enlarged Group produces the drug at a reasonable price;

- doctors prescribe the drug;

- patients accept the drug; or

- the drug is more effective than alternative programmes of treatment.

19. **The Enlarged Group will face significant competition**

The Enlarged Group's competitors in the biotechnology and pharmaceutical industries may have superior research capability, drugs, manufacturing capability or marketing expertise. The Enlarged Group's business will face intense competition from major pharmaceutical companies and specialised biotechnology companies engaged in the development of drugs directed at the conditions and disorders that are the focus of the Enlarged Group's drug programmes. Many of the Enlarged Group's competitors have significantly greater financial and human resources and may have more experience in research and development. As a result the Enlarged Group's competitors may develop safer or more effective drugs, implement more effective sales and marketing programmes or be able to establish superior proprietary positions. In addition, the Enlarged Group anticipates that it will face increased competition in the future as new companies enter the Enlarged Group's markets and alternative drugs and technologies become available. The Enlarged Group's products under development are expected to address a range of cancer treatment markets. The Enlarged Group's competition will be determined in part by the potential indications for which the Enlarged Group's products are developed and ultimately approved by regulatory authorities. In addition, the first pharmaceutical product to reach the market in a therapeutic or preventive area may be at a significant competitive advantage relative to late entrants to the market. Accordingly, the relative speed with which the Enlarged Group or its collaborative partners can develop products, complete the clinical trials and approval processes and supply commercial quantities of the products to the market, are expected to be important competitive factors.

20. **The Enlarged Group may not successfully adapt to the technological changes in its industries**

The biotechnology and pharmaceutical industries are subject to rapid technological change which could affect the success of the Enlarged Group's drugs or make them obsolete. The field of biotechnology is characterised by significant and rapid technological change. Research and discoveries by others may

16

result in medical insights or breakthroughs which render the Enlarged Group's drug candidates less competitive or even obsolete before they generate revenue.

21. The Enlarged Group may be adversely affected by third-party reimbursement and government actions

The Enlarged Group may be adversely affected by third-party reimbursement and healthcare cost containment initiatives. A significant portion of the Enlarged Group's future revenue is likely to depend on payments by third-party payers, including government health administration authorities and private health insurers. The Enlarged Group may not be able to sell its drugs profitably if reimbursement from these sources is unavailable or limited. Third-party payers are increasingly attempting to contain healthcare costs through measures that are likely to impact the drugs the Enlarged Group is developing, including challenging the prices charged for healthcare products, by limiting both coverage and the amount of reimbursement for new therapeutic products, and by denying or limiting coverage for drugs that are approved by the regulatory agencies but are considered experimental by third-party payers; and refusing to provide coverage when an approved drug is used in a way that has not received regulatory marketing approval. All governments reserve the right to amend their policies in relation to the full, partial or non-reimbursement of the price of pharmaceutical products. These policies are subject to change at any time in any country and can impact profoundly on the pharmaceutical industry in whole or in part. As with all other pharmaceutical groups, the Enlarged Group has no immunity from governmental actions.

22. The Enlarged Group may not be able to protect its intellectual property

If the Enlarged Group fails to obtain adequate protection for its intellectual property, the Enlarged Group's competitors may be able to take advantage of the Enlarged Group's research and development efforts. The Enlarged Group's success will depend, in large part, on its ability to obtain and maintain patent or other proprietary protection for its technologies in general and, in particular, drugs and processes. The Enlarged Group may not be able to obtain patent protection for the composition of matter of discovered compounds, processes developed by its employees or medical uses of compounds discovered through its technology. Legal standards relating to patents covering pharmaceutical or biotechnological inventions and the scope of claims made under these patents are still developing. There is no consistent policy regarding the breadth of claims allowed in biotechnology patents. The Enlarged Group's patent position is therefore highly uncertain and involves complex legal and factual issues.

23. The Enlarged Group may incur substantial costs in attempting to protect its intellectual property

The Enlarged Group may incur substantial costs as a result of disputed intellectual property. The Enlarged Group may have to initiate litigation to enforce its patent and licence rights. If the Enlarged Group's competitors file patent applications that claim technology also claimed by the Enlarged Group, the Enlarged Group may have to participate in interference or opposition proceedings to determine the priority of invention. An adverse outcome could subject the Enlarged Group to significant liabilities and require the Enlarged Group either to cease using a technology or to pay licence fees. The Enlarged Group could incur substantial costs in any litigation or other proceedings relating to patent rights, even if it is resolved in the Enlarged Group's favour. Some of the Enlarged Group's competitors may be able to sustain the costs of complex litigation more effectively or for a longer time than the Enlarged Group can because of their substantially greater resources. In addition, uncertainties relating to any patent, pending patent or intellectual property litigation could have a material adverse effect on the Enlarged Group's ability to bring a drug candidate to market, enter into collaborations in respect of the disputed or other drug candidates, or raise additional funds.

24. The Enlarged Group is dependent on its collaborators and contractors

The Enlarged Group's success is dependent on its collaborators and contractors. The Enlarged Group's collaborators will have substantial responsibility for some of the development and commercialisation of the Enlarged Group's drug candidates. Certain of the Enlarged Group's collaborators will also have significant discretion over the resources they devote to these efforts. The Enlarged Group's success,

17

therefore, will depend on the ability and efforts of these outside parties in performing their responsibilities. The Enlarged Group cannot guarantee that these collaborators will devote sufficient resources to collaborations with the Enlarged Group or that the Enlarged Group's drug candidates can be developed and commercialised without these collaborators. Currently, Antisoma's most important collaborator is Roche. If the relationship with Roche is adversely affected, the Enlarged Group's operations may be adversely impacted. In addition, the Enlarged Group will be unable to provide all of its development, manufacturing, marketing or sales needs and so the Enlarged Group will depend on contractors providing such services and upon the effort and skill of the companies providing those services.

The Enlarged Group cannot guarantee that:

- existing collaborative arrangements or licence agreements will be able to be maintained;

- any new collaborative arrangements or licence agreements will be on favourable terms; or

- any collaborative arrangement or licence agreements will prove successful.

If the Enlarged Group is unable to continue with any of the existing collaborations and, following negotiations with the relevant partners, terminates a collaboration, no assurance can be given that this will not have a negative impact on the reputation of the Enlarged Group or its ability to secure additional collaborations in the future.

25. The Enlarged Group may not integrate any future acquisitions

There have been a number of mergers and acquisitions in the European biotechnology sector. The Enlarged Group's competitors may also pursue business combinations and bid for companies that the Enlarged Group views as potential partners in a business combination. As a result, the Enlarged Group may be unable to locate or enter into business combinations with partners that are the most suitable to its product platform and business strategy, which would limit the synergies created by a business combination. There can be no guarantee that the Enlarged Group will be able to successfully integrate any businesses or assets that it may acquire in future transactions. Part of the Enlarged Group's business strategy is to acquire businesses and assets specialising in pharmaceutical research and development. Save for the Merger Agreement, Antisoma is not a party to any other definitive agreement for the acquisition of any material business or assets and no guarantee can be given that any other definitive agreements may be reached with any person, or that if definitive agreements are executed that such agreements will be consummated.

26. The market price of Ordinary Shares may be volatile in the future

Ordinary Shares may fluctuate in value substantially. The market price for Existing Ordinary Shares and the securities of other emerging biotechnology companies have been volatile. Factors that could significantly impact the market price of Ordinary Shares in the future include:

- announcements concerning research activities, technological innovations, clinical trials or financial results by the Enlarged Group or its competitors;

- termination of collaborations by the Enlarged Group or its partners;

- governmental regulatory initiatives;

- US Food and Drug Administration (FDA), United Kingdom Medicines and Healthcare Products Regulatory Agency (MHRA) or European Medicines Evaluation Agency approving or denying new drug applications;

- patent or proprietary rights developments;

- public concern as to the safety or ethical implications of biotechnology products; and

- general and specific market conditions.

18

27. **U.S. holders of Ordinary Shares may be subject to dilution if they are excluded from future rights or other securities offerings**

Offers and sales of securities in the United States are subject to significant regulation under federal and state securities laws. To avoid the time and expense of complying with these laws, non-U.S. companies often exclude from securities offerings made to their shareholders any shareholder who is resident within the United States. Antisoma is an English company and the majority of its shareholders reside outside of the United States. Accordingly, Antisoma's board of directors may decide that it is in the best interests of Antisoma to exclude U.S.-resident holders of Antisoma Shares from any such future offering. Exclusion of U.S. holders of Antisoma Shares may result in dilution of the U.S. shareholders' interest in Antisoma.

28. **The Enlarged Group is subject to significant government regulation**

The international pharmaceutical industry is highly regulated by numerous governmental authorities in the UK, Europe and the US, and by regulatory agencies in other countries where the Enlarged Group intends to test or market products it may develop. National regulatory authorities administer a wide range of laws and regulations governing the testing, approval, manufacturing, labelling and marketing of drugs and also review the quality, safety and effectiveness of pharmaceutical products. These regulatory requirements are a major factor in determining whether a substance can be developed into a marketable product and the amount of time and expense associated with such development.

Government regulation imposes significant costs and restrictions on the development of pharmaceutical products for human use, including those the Enlarged Group will develop. The development, clinical evaluation, manufacture and marketing of the Enlarged Group's products and on-going research and development activities will be subject to regulation by governments and regulatory agencies in all territories within which the Enlarged Group intends to manufacture and market its products (whether themselves or through a partner). No assurance can be given that any of the Enlarged Group's products will successfully complete the clinical trial process or that regulatory approvals to manufacture and market these products will ultimately be obtained.

The time taken to obtain regulatory approval varies between territories and no assurance can be given that any of the Enlarged Group's products will be approved in any territory within the timescale envisaged, or at all. This may result in a delay, or make impossible, the commercialisation of its products.

Furthermore, each regulatory authority may impose its own requirements (for instance, by restricting the product's indicated uses) and may refuse to grant, or may require additional data before granting, an approval, even though the relevant product candidate may have been approved by another country's authority.

If regulatory approval is obtained, the product and its manufacture will be subject to continual review and this approval may be withdrawn or restricted. Changes in applicable legislation or regulatory policies, or discovery of problems with the product, or its production process, site or manufacturer, may result in the imposition of restrictions on the product, its sale, manufacture or use, including withdrawal of the product from the market, or may otherwise have an adverse effect on the Enlarged Group's business.

29. **The Enlarged Group's insurance may not fully cover all losses**

The Enlarged Group's business exposes it to potential product liability, and professional indemnity and other risks which are inherent in the research and development, pre-clinical studies, clinical trials, manufacturing, marketing and use of pharmaceutical products. No assurance can be made that product liability, clinical trials or any future necessary insurance cover will be available to the Enlarged Group at an acceptable cost, if at all, or that, if there is any claim, the level of the insurance the Enlarged Group carries in the future will be adequate or that a product liability, professional indemnity or other claim would not materially and adversely affect the Enlarged Group's business. In addition, it may be

19

necessary for the Enlarged Group to secure certain levels of insurance as a condition to the conduct of clinical trials. In the event of any claim, the Enlarged Group's insurance coverage may not be adequate.

30. The Enlarged Group is subject to competition regulation

The Enlarged Group's activities will be subject to several competition law regimes such as those of the European Union, the US and the UK. Article 81(1) of the EC Treaty prohibits agreements between undertakings which have as their object, or effect, the restriction, prevention or distortion of competition within the European Union and which may affect trade between Member States. The UK has a similar system of competition law, in so far as it affects trade in the UK. The UK and other Member States can apply European as well as their own domestic competition laws.

Agreements restricting competition within the meaning of Article 81(1) may be void in whole or in part. The European Commission and the UK Office of Fair Trading may impose fines on parties entering into restrictive agreements of up to 10 per cent. of their respective worldwide turnover in the preceding business year. Persons who have suffered loss by reason of a competition law violation may claim damages against those who have caused it. Article 81(1) does not usually catch agreements that do not have an appreciable effect on competition. Agreements satisfying certain criteria are also automatically exempt from Article 81(1) if they meet the criteria for general exemption under Article 81(3) and/or for block exemption.

The Antisoma Group has had to, and the Enlarged Group will have to determine for itself whether agreements to which it is a party are caught by Article 81(1) and, if so, whether the criteria for general exemption under Article 81(3) and/or for block exemption are met.

Certain agreements that Antisoma has, or a member of the Antisoma Group has, entered into or the Enlarged Group may enter into, for example with collaborators, contain provisions which might be said to be restrictive of competition under Article 81(1). In particular, certain licence agreements that a member of the Antisoma Group has entered into, or the Enlarged Group may enter into, involving the grant of exclusive licences of patents, patent applications, other intellectual property rights and know-how covering the EU territory may be deemed restrictive. The relevant company has to determine on an agreement-by agreement basis whether the effect of any agreement is not appreciable or the criteria for general exemption under Article 81(3) and/or for block exemption from the application of Article 81(1) are met. If not, provisions of any agreement that restrict competition under Article 81(1), including those relating to the exclusivity rights, may be unenforceable, which could have a material adverse effect on that company. The relevant company could also potentially be subject to fines and/or claims for damages in relation to any anti-competitive arrangements which it enters into.

The Enlarged Group's activities will also be subject to the EC rules on State aid. Article 87(1) of the EC Treaty provides that any aid granted by a Member State or through State resources which distorts or threatens to distort competition by favouring certain undertakings or the production of certain goods and which affects trade between Member States may be prohibited as being incompatible with the common market. Articles 87(2) and 87(3) provide a list of exhaustive categories of aid compatible with the common market. The European Commission must be informed of any plans to grant aid or alter aid and, if it finds that a State aid has been granted or altered without prior notification, it is entitled to require the Member State in question to suspend the aid pending the outcome of its decision. If the European Commission finds that the aid is incompatible with the common market, it will generally require repayment of the aid with interest.

Certain arrangements that a member of the Antisoma Group has entered into or the Enlarged Group may enter into, for example with Governmental collaborators, may involve benefits which might be said to be State aid under Article 87(1). The relevant company will assess on a case-by-case basis whether the effect of any arrangement is to grant or alter aid which should be notified by the government to the European Commission. Any such arrangements which are not notified and subsequently found to be incompatible with the common market could potentially have to be repaid.

31. The Enlarged Group may be subject to liabilities relating to its use of hazardous materials

The Enlarged Group will be subject to environmental and safety laws and regulations, including those governing the use of potentially hazardous materials. The design, development, testing and transportation of products based on the Enlarged Group's technology involve the use of hazardous materials. Although the Enlarged Group believes that its procedures for handling and disposing of such materials comply with the standards prescribed by the applicable laws and regulations, the risk of accidental contamination or injury from these materials cannot be eliminated. In the event of an accident, the Enlarged Group may incur unforeseen liabilities.

32. The Enlarged Group may be subject to litigation

The Enlarged Group in carrying out its activities will potentially face contractual and statutory claims, or other types of claim. In addition, the Enlarged Group is exposed to potential product liability risks that are inherent in the research and development, pre-clinical study, clinical trials, manufacturing, marketing and use of drug products. Consumers, healthcare producers or persons selling products based on the Enlarged Group's technology may be able to bring claims against the Enlarged Group based on the use of such products in clinical trials and the sale of products based on the Enlarged Group's technology.

33. The Enlarged Group's business may be negatively affected by activities of special interest groups or adverse public opinion

Government bodies and regulatory agencies require that potential pharmaceutical products are subject to pre-clinical studies, including animal testing, prior to conducting human trials. Antisoma places, and the Enlarged Group may place, contracts for such work either itself or through its collaborators. Such work can be subject to adverse public opinion and has attracted the attention of special interest groups, including those of animal rights activists. Such special interest groups have not had a significant impact on Antisoma's operations to date. There can, however, be no assurance that such groups will not, in the future, have a significant impact on the Enlarged Group's activities or those of its licensees or collaborators, or that any such public opinion would not adversely affect the Enlarged Group's operations.

PART III: FINANCIAL INFORMATION ON ANTISOMA

Introduction

The financial information contained on pages 22 to 45 of this Part III does not constitute statutory accounts within the meaning of section 240 of the Act. The financial information for the years ended 30 June 2002, 30 June 2003 and 30 June 2004 has been extracted, without material adjustment, from the audited statutory consolidated accounts of Antisoma for those years.

Copies of the statutory consolidated accounts for each of the three financial years ended 30 June 2004 have been delivered to the Registrar of Companies in England and Wales pursuant to section 242 of the Act.

The financial information contained in this Part III relating to the emoluments and interests of the Directors has been extracted without material adjustment from the reports on remuneration presented within the Antisoma annual reports for each of the three financial years ended 30 June 2004.

PricewaterhouseCoopers, Chartered Accountants and Registered Auditors, of Abacus House, Castle Park, Cambridge CB3 0AN made a report under section 235 of the Act in respect of the statutory consolidated accounts for the year ended 30 June 2002. This report was unqualified and did not contain a statement under section 237(2) or (3) of the Act. Furthermore, PricewaterhouseCoopers LLP, Chartered Accountants and Registered Auditors, of Abacus House, Castle Park, Cambridge CB3 0AN made a report under section 235 of the Act in respect of the statutory consolidated accounts for the years ended 30 June 2003 and 30 June 2004. Such reports were unqualified and did not contain a statement under 237(2) or (3) of the Act. PricewaterhouseCoopers have not audited any other information in this document.

Consolidated profit and loss account

For the year ended 30 June

	Notes	2004 £'000	2003 £'000	2002 £'000
Revenue	2	18,118	11,837	2,176
Operating expenses	3	(21,244)	(17,212)	(15,738)
Operating loss		(3,126)	(5,375)	(13,562)
Interest receivable	6	1,340	978	382
Interest payable and similar charges	6	–	–	(11)
Loss on ordinary activities before taxation	7	(1,786)	(4,397)	(13,191)
Taxation on ordinary Activities	8	1,178	1,098	–
Loss on ordinary activities after taxation and retained loss for the year	19	(608)	(3,299)	(13,191)
Loss per 1p share				
Basic and diluted	9	0.25p	1.5p	10.8p

All activities relate to continuing operations. There are no recognised gains and losses, other than those included in the results above, and accordingly no separate statement of total recognised gains and losses has been presented.

FINANCIAL INFORMATION RELATING TO ANTISOMA PLC

Consolidated balance sheet

As at 30 June

	Notes	2004 £'000	2003 £'000	2002 £'000
Fixed assets				
Tangible assets	11	1,280	263	230
Current assets				
Debtors:				
Amounts falling due within one year	12	2,167	3,529	898
Short-term deposits	15	22,381	31,854	17,959
Cash at bank and in hand	15	16,452	2,141	920
		41,000	37,524	19,777
Creditors: amounts falling due within one year	13	(10,291)	(13,013)	(4,866)
Net current assets		30,709	24,511	14,911
Total assets less current liabilities		31,989	24,774	15,141
Creditors: amounts falling due after more than one year	14	(2,485)	(8,715)	–
Provisions for liabilities and charges	16	(12)	(70)	–
Net assets		29,492	15,989	15,141
Capital and reserves				
Called up share capital	17	6,993	6,613	6,405
Share premium account	19	69,683	55,952	52,013
Other reserves	19	4,300	4,300	4,300
Profit and loss account	19	(51,484)	(50,876)	(47,577)
Total shareholders' funds	20	29,492	15,989	15,141
Shareholders' funds analysed as:				
Equity shareholders' funds		25,160	11,657	10,809
Non-equity shareholders' funds		4,332	4,332	4,332
		29,492	15,989	15,141

Consolidated cash flow statement

For the year ended 30 June

	Notes	2004 £'000	2003 £'000	2002 £'000
Net cash inflow/(outflow) from operating activities	23	(9,616)	9,185	(11,837)
Returns on investments and servicing of finance				
Interest received		1,318	897	363
Interest paid and similar charges		–	–	(11)
Net cash inflow from returns on investments and servicing of finance		1,318	897	352
Net cash inflow from taxation		1,178	1,098	–
Capital expenditure and financial investment				
Purchase of tangible fixed assets		(1,458)	(212)	(52)
Sale of tangible fixed assets		2	1	7
Purchase of intangible fixed assets		(697)	–	(397)
Net cash outflow for capital expenditure and financial investment		(2,153)	(211)	(442)
Net cash inflow/(outflow) before management of liquid resources and financing		(9,273)	10,969	(11,927)
Management of liquid resources				
Purchase of current asset investments	24	9,473	(13,895)	(9,749)
Financing				
Issue of shares		15,204	4,147	23,704
Expenses paid in connection with share issues		(1,093)	–	(1,965)
Repayment of principal under finance leases		–	–	(19)
		14,111	4,147	21,720
Increase in cash	24	14,311	1,221	44

NOTES TO THE FINANCIAL INFORMATION

1. Principal Accounting Policies

Basis of accounting

The financial information has been prepared in accordance with applicable Accounting Standards in the United Kingdom. A summary of the more important accounting policies, which have been reviewed by the Board of Directors in accordance with Financial Reporting Standard ('FRS') 18, 'Accounting policies' and have been applied consistently, is set out below.

The financial information is prepared in accordance with the historical cost convention.

Basis of consolidation

The consolidated profit and loss account includes the financial statements of the Company and its subsidiary undertakings. The financial statements of Antisoma Research Limited have been consolidated using the principles of merger accounting.

The results of all other subsidiaries are included in the consolidated profit and loss account from the date that they are acquired. On acquisition, all of the subsidiaries' assets and liabilities that exist at the date of acquisition are recorded at their fair values reflecting their condition at that date.

Intra-group transactions, profits and balances are eliminated in full on consolidation.

Goodwill

Goodwill arising on consolidation represents the excess of the fair value of the consideration given over the fair value of the identifiable net assets acquired.

The Group has applied the transitional arrangements available under FRS 10 'Goodwill and intangible assets'. Goodwill arising on the acquisition of subsidiaries and associates acquired prior to the adoption of FRS 10 was written off immediately against reserves as detailed in note 19, and has not been reinstated. This goodwill was eliminated as a matter of accounting policy and will be charged in the profit and loss account on any disposal of the related business.

Intangible Fixed assets

Intangible fixed assets other than goodwill, which comprise licences and rights, are stated at cost less a provision for amortisation. Amortisation is calculated to write off the cost of intangible assets in equal annual instalments over the lower of their legal and estimated useful lives but no longer than 20 years. The carrying values of intangible assets are subject to review when appropriate and any impairment is charged to the profit and loss account. Where a product is in a relatively early stage of development the full cost of the licences or rights purchased are written off in the year of purchase.

Tangible Fixed assets

The cost of tangible fixed assets is their purchase cost, together with any incidental costs of acquisition. Depreciation is provided to write off the cost or valuation, less estimated residual values, of all fixed assets, over their expected useful lives. It is calculated at the following rates:

Office equipment	15 per cent. per annum
Computers – office and laboratory	33 per cent. per annum
Office fixtures and fittings	33 per cent. per annum
Laboratory fixtures and fittings	20 per cent. per annum
Laboratory equipment – owned	20 per cent. per annum
Laboratory equipment – leased	20 per cent. per annum

Short-term deposits

Bank deposits, which are not repayable on demand, are treated as short-term deposits in accordance with FRS 1 'Cash flow statements'. Movements in such deposits are included under "Management of liquid resources" in the Group's cash flow statement.

Deferred taxation

Provision is made for deferred taxation in accordance with FRS 19 'Deferred tax' on all material timing differences. Deferred tax assets are recognised to the extent that they are regarded as recoverable. Deferred tax assets and liabilities are not discounted.

Finance and operating leases

Costs in respect of operating leases are charged on a straight line basis over the lease term. Leasing agreements, which transfer to the Group substantially all the benefits and risks of ownership of an asset are treated as if the asset had been purchased outright. The assets are included in fixed assets and the capital element of the leasing commitments is shown as obligations under finance leases. The lease rentals are treated as consisting of capital and interest elements. The capital element is applied to reduce the outstanding obligations and the interest element is charged against profit in proportion to the reducing capital element outstanding. The Group ensures that such leases include an option to purchase the asset at the end of the lease term and so assets held under finance leases are depreciated over the useful lives of equivalent owned assets.

Revenue

Revenue, which excludes value added tax, represents the invoiced value of goods and services supplied. The Group has adopted the provisions of FRS 5 Application Note G 'Revenue Recognition', which has had no impact on the amounts recognised in current or prior years. Amounts received or receivable under research and development contracts and collaborative research agreements are recognised as revenue in the period in which the related costs are incurred. Amounts received or receivable in respect of milestone payments are recognised as revenue when the specific conditions stipulated in the licence agreements have been satisfied or are recognised over the period to completion of the relevant phase of development. Amounts receivable as option fees to access the Group's intellectual property are spread over the option period.

Revenue arising from collaborative agreements consisting of multiple elements is allocated to those elements in accordance with contractual terms, which are indicative of the fair values of the individual elements.

Amounts received under development agreements represent contributions to the Group's development programmes and are recognised as revenue in the period over which the related costs are incurred. All costs relating to these development programmes are recorded as research and development expenditure. As revenue represents contributions towards costs incurred, no amounts have been allocated to cost of sales.

Research and development expenditure

Research and development expenditure is written off to the profit and loss account as it is incurred.

Financial instruments

Forward exchange contracts are revalued to balance sheet rates with net unrealised gains and losses being shown as part of debtors or creditors. The premium or discount on these contracts (that is, the difference between spot and forward rate) is recognised as part of interest payable or receivable over the term of the contract, if material.

Foreign currency

Transactions denominated in foreign currencies have been translated into sterling at actual rates of exchange ruling on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies have been translated at rates ruling at the balance sheet date. Exchange differences have been included in operating loss.

Pension costs

Retirement benefits to employees and directors are provided by defined contribution pension schemes. The assets of these schemes are held separately from those of the Group in independently administered funds. Contributions made by the Group are charged to the profit and loss account in the year to which they relate.

Employee share schemes

In accordance with the provisions of UITF Abstract 25, 'National Insurance contributions on share option gains', the Group makes charges to the profit and loss account for the potential employer's national insurance liability on options granted, spread over the vesting period of those options, to the extent that this liability is not offset by amounts recoverable from those to whom the options have been granted.

2. Segmental information

The Directors are of the opinion that the Group has only one class of business.

The geographical analysis of revenue by destination is as follows:

	2004 £'000	2003 £'000	2002 £'000
United States of America	–	1,232	2,176
Europe	18,118	10,605	–
Total revenue	18,118	11,837	2,176

All revenue and losses before taxation originated in the United Kingdom.

3. Operating expenses

	2004 £'000	2003 £'000	2002 £'000
Administrative expenses	4,660	4,179	3,837
Research and development	16,584	13,033	11,901
Total operating expenses	21,244	17,212	15,738

4. Directors' emoluments and interests

Directors' emoluments receivable by directors of Antisoma plc from Antisoma Group companies are as follows:

	2004 £'000	2003 £'000	2002 £'000
Aggregate emoluments:			
Emoluments and benefits	835	681	483
Pension contributions	62	37	32
Sums paid to third parties for directors' services	16	31	67
Highest paid director:			
Emoluments and benefits	398	369	263
Pension contributions	34	22	20

The three Executive Directors (2003: two; 2002: two) have retirement benefits accruing to them from money purchase schemes, in respect of qualifying services.

4. Directors' emoluments and interests (continued)

Details of compensation paid to directors and directors' interests are set out below:

Directors' remuneration for the year ended 30 June 2004

	Salary and fees £'000	Bonuses £'000	Monetary value of benefits £'000	Total excluding pensions £'000	Pensions £'000
Glyn Edwards[5]	275	110	13	398	34
Raymond Spencer[5]	150	55	13	218	19
Ursula Ney[4][5]	79	–	5	84	9
Barry Price	42	–	–	42	–
Grahame Cook	29	–	–	29	–
James Coombes[1][3]	16	–	–	16	–
Michael Pappas	22	–	–	22	–
Ann Hacker	27	–	–	27	–
Birgit Norinder[2]	15	–	–	15	–
	655	165	31	851	62

(1)   The above table includes amounts payable to third parties of £16,000 in respect of making available the services of James Coombes.

(2)   Birgit Norinder was appointed to the Board on 9 December 2003.

(3)   James Coombes resigned from the Board on 9 December 2003.

(4)   Ursula Ney was appointed on 23 February 2004.

(5)   The benefits for all these directors include a car allowance and private health insurance.

Directors' remuneration for the year ended 30 June 2003

	Salary and fees £'000	Bonuses £'000	Monetary value of benefits £'000	Total excluding pensions £'000	Pensions £'000
Glyn Edwards	256	100	13	369	22
Raymond Spencer	144	45	13	202	15
Barry Price	39	–	–	39	–
Grahame Cook	28	–	–	28	–
James Coombes[1]	31	–	–	31	–
Michael Pappas	21	–	–	21	–
Ann Hacker[2]	22	–	–	22	–
	541	145	26	712	37

(1)   The above table includes amounts payable to third parties of £31,000 in respect of making available the services of James Coombes.

(2)   Ann Hacker was appointed to the Board on 2 July 2002.

4. Directors' emoluments and interests (continued)

Directors' remuneration for the year ended 30 June 2002

	Salary and fees £'000	Bonuses £'000	Monetary value of benefits £'000	Total excluding pensions £'000	Pensions £'000
Glyn Edwards	250	–	13	263	20
Raymond Spencer	137	11	13	161	12
Barry Price	38	–	–	38	–
Grahame Cook[1]	27	–	–	27	–
James Coombes[1]	30	–	–	30	–
Michael Pappas	21	–	–	21	–
John Wall[1][2]	10	–	–	10	–
	513	11	26	550	32

(1)   The above table includes an amount of £67,000 payable to third parties in respect of making available the services of James Coombes, John Wall and Grahame Cook.

(2)   John Wall resigned from the Board on 14 December 2001.

4. Directors' emoluments and interests (continued)

Interests in share options 2004

Details of options held by directors are set out below:

The Company (ordinary shares of 1p each)

Note on Performance Conditions	At 30 June 2003	Granted (Lapsed) in the year	Number of options At 30 June 2004	Exercise price per share	Date from which exercisable	Expiry date
Glyn Edwards						
(i)	648,321	–	648,321	Note 18i	Note 18i	15.03.05
(i)	486,241	–	486,241	74p	17.12.98	15.12.08
(vi)	432,214	–	432,214	42.6p	Note 18ii	09.07.09
(iii)	170,410	–	170,410	£1.009	Note 18iv	08.06.10
(iii)	87,704	–	87,704	£1.425	Note 18iv	18.09.10
(iii)	58,981	–	58,981	£2.119	Note 18iv	12.02.11
(iii)	289,331	–	289,331	37.5p	Note 18iv	16.09.11
(iv)	855,827	–	855,827	20.7p	Note 18iv	15.04.12
(iv)	1,452,074	–	1,452,074	12.34p	Note 18iv	22.09.12
(iv)	425,006	–	425,006	26.34p	Note 18iv	19.02.13
(iv)	–	418,359	418,359	38.17p	Note 18iv	30.09.13
(iv)	–	457,053	457,053	43.125p	Note 18iv	15.02.14
	4,906,109	875,412	5,781,521			

Note on Performance Conditions	At 30 June 2003	Granted (Lapsed) in the year	Number of options At 30 June 2004	Exercise price per share	Date from which exercisable	Expiry date
Raymond Spencer						
(i)	216,107	–	216,107	74p	17.12.98	15.12.08
(i)	129,664	–	129,664	74p	Note 18ii	15.12.08
(vi)	216,107	–	216,107	42.6p	Note 18ii	09.07.09
(iii)	87,639	–	87,639	£1.009	Note 18iv	08.06.10
(iii)	42,098	–	42,098	£1.425	Note 18iv	18.09.10
(iii)	28,309	–	28,309	£2.119	Note 18iv	12.02.11
(iii)	124,991	–	124,991	37.5p	Note 18iv	16.09.11
(iv)	388,887	–	388,887	20.7p	Note 18iv	15.04.12
(iv)	659,822	–	659,822	12.34p	Note 18iv	22.09.12
(iv)	193,123	–	193,123	26.34p	Note 18iv	19.02.13
(iv)	–	182,556	182,556	38.17p	Note 18iv	30.09.13
(iv)	–	199,441	199,441	43.125p	Note 18iv	15.02.14
	2,086,747	381,997	2,468,744			
Ursula Ney*						
(vi)	–	1,505,352	1,505,352	44.84p	Note 18iv	22.02.14
Barry Price						
(ii)	54,026	(54,026)	–	74p	16.12.98	15.12.03
(i)	108,053	(108,053)	–	74p	17.12.98	15.12.03
	162,079	–	(162,079)			

* Appointed 23 February 2004.

4. Directors' emoluments and interests (continued)

Notes on Performance Conditions:

(i)   These options were granted prior to the Company's flotation, and exercise of these options is conditional upon the Company's issued ordinary shares being listed or quoted on the London Stock Exchange, the Alternative Investment Market, NASDAQ or EASDAQ or upon a change of control of the Company. This condition has been satisfied.

(ii)   No performance conditions attached.

(iii)   The Company's share price should have risen by at least 52 per cent. on or after the third anniversary of the date of grant.

(iv)   The Company's share price should have risen by at least 52 per cent. on the third anniversary of the date of grant or, failing that, by an additional 15 per cent. per annum on or before the fifth anniversary of the date of grant as set out above.

(v)   Conditional upon securing a commercial agreement in respect of the Group's lead product. This condition was satisfied in October 1999.

(vi)   On 23 February 2004 Dr Ursula Ney was appointed Chief Operating Officer. In order to secure her recruitment, the Company granted her two options each over 752,676 ordinary shares. One of these options was originated under the Antisoma Share Option Plan as described above. The second option was granted as an individual option agreement on the same terms except that if the performance condition is not satisfied on the third anniversary of grant, it lapses.

No other Directors have been granted share options in the shares of the Company or other Group companies. No options were exercised by Directors and no options lapsed during the year other than as stated above.

The market price of the Company's shares at the end of the year was 17p on the London Stock Exchange and the range of market prices during the year was between 14 pence and 49.75 pence on the London Stock Exchange.

4. Directors' emoluments and interests (continued)

Interests in share options 2003

Details of options held by directors are set out below:

The Company (ordinary shares of 1p each	At 30 June 2002	Adjustments in the year*	Granted in the year	Number of options At 30 June 2003	Exercise price per share	Date from which exercisable	Expiry date
Glyn Edwards							
(i)	600,000	48,321	–	648,321	Note 18i	Note 18i	15.03.05
(i)	450,000	36,241	–	486,241	74p	17.12.98	15.12.08
(vi)	400,000	32,214	–	432,214	42.6p	Note 18ii	09.07.09
(iii)	157,709	12,701	–	170,410	£1.009	Note 18iv	08.06.10
(iii)	81,168	6,536	–	87,704	£1.425	Note 18iv	18.09.10
(iii)	54,585	4,396	–	58,981	£2.119	Note 18iv	12.02.11
(iii)	267,766	21,565	–	289,331	37.5p	Note 18iv	16.09.11
(iv)	855,827	–	–	855,827	20.7p	Note 18iv	15.04.12
(iv)	–	–	1,452,074	1,452,074	12.34p	Note 18iv	22.09.12
(iv)	–	–	425,006	425,006	26.34p	Note 18iv	19.02.13
	2,867,055	161,974	1,877,080	4,906,109			
Raymond Spencer							
(i)	200,000	16,107	–	216,107	74p	17.12.98	15.12.08
(i)	120,000	9,664	–	129,664	74p	Note 18ii	15.12.08
(vi)	200,000	16,107	–	216,107	42.6p	Note 18ii	09.07.09
(iii)	81,107	6,532	–	87,639	£1.009	Note 18iv	08.06.10
(iii)	38,961	3,137	–	42,098	£1.425	Note 18iv	18.09.10
(iii)	26,200	2,109	–	28,309	£2.119	Note 18iv	12.02.11
(iii)	115,675	9,316	–	124,991	37.5p	Note 18iv	16.09.11
(iv)	388,887	–	–	388,887	20.7p	Note 18iv	15.04.12
(iv)	–	–	659,822	659,822	12.34p	Note 18iv	22.09.12
(iv)	–	–	193,123	193,123	26.34p	Note 18iv	19.02.13
	1,170,830	62,972	852,945	2,086,747			
Barry Price							
(ii)	50,000	4,026	–	54,026	74p	16.12.98	15.12.03
(v)	100,000	8,053	–	108,053	74p	17.12.98	15.12.03
	150,000	12,079	–	162,079			

Notes on Performance Conditions:

(i)   These options were granted prior to the Company's flotation, and exercise of these options is conditional upon the Company's issued ordinary shares being listed or quoted on the London Stock Exchange, the Alternative Investment Market, NASDAQ or EASDAQ or upon a change of control of the Company.

(ii)   No performance conditions attached.

(iii)   The Company's share price should have risen by at least 52 per cent. on or after the third anniversary of the date of grant.

(iv)   The Company's share price should have risen by at least 52 per cent. on the third anniversary of the date of grant or, failing that, by an additional 15 per cent. per annum on or before the fifth anniversary of the date of grant as set out above.

(v)   These options were granted prior to the Company's flotation and exercise of these options was conditional upon the Company's issued ordinary shares becoming admitted or quoted on the London Stock Exchange, NASDAQ or EASDAQ. This condition has been satisfied.

(vi)   Conditional upon securing a commercial agreement in respect of the Group's lead product. This condition was satisfied in October 1999.

*As a consequence of the Rights Issue completed in April 2002 all options granted prior to the Rights Issue were adjusted in accordance with their terms. This adjustment increased the number of shares held under option by Glyn Edwards, Raymond Spencer and Barry Price by 161,974, 62,972 and 12,079 respectively, with a corresponding decrease in the exercise price of relevant options by approximately 8 per cent.

4. Directors' emoluments and interests (continued)

No other Directors have been granted share options in the shares of the Company or other Group companies. No options were exercised by Directors and no options lapsed during the year ended 30 June 2003. The options were granted at nil cost to the Directors.

The market price of the Company's shares at 30 June 2003 was 44.3 pence on the London Stock Exchange and 42.5 pence on NASDAQ Europe and the range of market prices during the year was between 11.5 pence and 46.3 pence on the London Stock Exchange and between 10.0 pence and 48.0 pence on NASDAQ Europe.

Interests in share options 2002

Details of options held by directors are set out below:

The Company (ordinary shares of 1p each)	At 30 June 2001	Granted in the year	Number of options At 30 June 2002	Exercise price per share	Date from which exercisable	Expiry date
Glyn Edwards	600,000	–	600,000	Note 18i	Note 18i	15.03.05
	450,000	–	450,000	80p	17.12.98	15.12.08
	400,000	–	400,000	46p	Note 18ii	09.07.09
	157,709	–	157,709	£1.09	Note 18iv	08.06.10
	81,168	–	81,168	£1.54	Note 18iv	18.09.10
	54,585	–	54,585	£2.29	Note 18iv	12.02.11
	–	267,766	267,766	40.5p	Note 18iv	16.09.11
	–	855,827	855,827	20.7p	Note 18iv	15.04.12
	1,743,462	1,123,593	2,867,055			
Raymond Spencer						
	200,000	–	200,000	80p	17.12.98	15.12.08
	120,000	–	120,000	80p	Note 18ii	15.12.08
	200,000	–	200,000	46p	Note 18ii	09.07.09
	81,107	–	81,107	£1.09	Note 18iv	08.06.10
	38,961	–	38,961	£1.54	Note 18iv	18.09.10
	26,200	–	26,200	£2.29	Note 18iv	12.02.11
	–	115,675	115,675	40.5p	Note 18iv	16.09.11
	–	388,887	388,887	20.7p	Note 18iv	15.04.12
	666,268	504,562	1,170,830			
Barry Price						
	50,000	–	50,000	80p	16.12.98	15.12.03
	100,000	–	100,000	80p	17.12.98	15.12.03
	150,000	–	150,000			

No other Directors were granted share options in the shares of the Company or other Group companies during the year ended 30 June 2002. No options were exercised by Directors and no options lapsed during the year ended 30 June 2002.

The market price of the Company's shares at 30 June 2002 was 20.3p and the range of market prices during the year ended 30 June 2002 was between 18.5 pence and £1.11 on the London Stock Exchange and between 18p and £1.115 on NASDAQ Europe.

5. Employee Information

The average monthly number of persons (including Executive Directors) employed by the Group during the year was:

	2004 Number	2003 Number	2002 Number
By activity			
Administration, research and development	58	45	39

	2004 £'000	2003 £'000	2002 £'000
Staff costs (for the above persons):			
Wages and salaries	4,171	3,405	2,424
Social security costs	491	372	168
Other pension costs (see note 27)	287	208	171
	4,949	3,985	2,763

Social security costs include a net charge of £nil (2003: charge of £5,000; 2002: credit of £101,000) for employer's National Insurance arising on share options issued on or after 6 April 1999.

6. Interest payable and similar charges

	2004 £'000	2003 £'000	2002 £'000
On finance leases	–	–	11

7. Loss on ordinary activities before taxation

Loss on ordinary activities before taxation is stated after charging/(crediting):

	2004 £'000	2003 £'000	2002 £'000
Auditors' remuneration:			
Audit services (Company 2004: £3,500; 2003: £3,500; 2002: £3,500)			
Statutory audit	39	35	33
Audit-related regulatory reporting	13	13	13
Further assurance services	65	22	53
Tax services			
Compliance services	8	6	6
Advisory services	2	10	6
Amortisation of intangible fixed assets	697	–	747
Depreciation:			
Tangible owned fixed assets	440	161	157
Assets held under finance leases	–	17	32
Hire of plant and machinery – operating leases	3	5	9
Hire of other assets – operating leases	427	270	263
Net foreign exchange differences	(19)	18	(26)

Non-audit fees of £193,000 (2003: £nil; 2002: £127,000 relating to the Company's Rights Issue) charged by the Company's auditors in relation to their role as reporting accountants in the Company's placing and open offer in December 2003 were charged against the share premium account and are not included in the above figure.

8. Tax on loss on ordinary activities

No corporation tax liability arises on the results for any year due to the losses incurred.

At 30 June 2004, the Group had tax losses available for carry forward in excess of £46 million (2003: £48 million, 2002: £46 million) subject to agreement with the Inland Revenue.

The tax assessed for the period is different from that assessed at the standard rate of corporation tax in the UK of 30 per cent. The differences are explained below:

	2004 £'000	2003 £'000	2002 £'000
Loss on ordinary activities before taxation	(1,786)	(4,397)	(13,191)
Loss on ordinary activities multiplied by the standard rate of UK corporation tax at 30%	(536)	(1,319)	(3,957)
Effects of:			
Depreciation in excess of/(lower than) capital allowances	(351)	(57)	9
Expenses not deductible for tax purposes	16	12	9
Current year movement in losses carried forward	871	1,364	3,939
Research and development tax credit received	1,178	1,098	–
Current tax credit for the period	1,178	1,098	–

9. Loss per share

Basic and diluted loss per share are calculated by dividing the loss after taxation of £608,000 (2003: £3,299,000: 2002: £13,191,000) by the weighted average number of ordinary shares in issue during the year of 247,848,000 (2003: 216,875,000: 2002: 122,123,000). The Company has no dilutive potential ordinary shares in issue because it is loss making.

10. Intangible fixed assets

	£'000
Cost	
At 1 July 2001	44
Additions	747
At 30 June 2002	791
Additions	–
At 30 June 2003	791
Additions	697
At 30 June 2004	1,488
Aggregate amortisation	
At 1 July 2001	44
Charge for the year	747
At 30 June 2002	791
Charge for the year	–
At 30 June 2003	791
Charge for the year	697
At 30 June 2004	1,488
Net book value at 30 June 2004, 2003 and 2002	–

11. Tangible fixed assets

	Office computers and equipment (owned) £'000	Computer and laboratory equipment (leased) £'000	Laboratory computers and equipment (owned) £'000	Total £'000
Cost				
At 1 July 2001	393	220	452	1,065
Additions	32	–	20	52
Disposals	(18)	–	(2)	(20)
Transfers	–	(59)	59	–
At 30 June 2002	407	161	529	1,097
Additions	55	–	157	212
Disposals	(20)	–	–	(20)
At 30 June 2003	442	161	686	1,289
Additions	386	–	1,072	1,458
Disposals	(15)	–	–	(15)
At 30 June 2004	813	161	1,758	2,732
Depreciation				
At 1 July 2001	272	159	262	693
Charge for year	62	32	95	189
Disposals	(13)	–	(2)	(15)
Transfers	–	(47)	47	–
At 30 June 2002	321	144	402	867
Charge for year	57	17	104	178
Disposals	(19)	–	–	(19)
At 30 June 2003	359	161	506	1,026
Charge for year	155	–	285	440
Disposals	(14)	–	–	(14)
At 30 June 2004	500	161	791	1,452
Net book value				
At 30 June 2004	313	–	967	1,280
At 30 June 2003	83	–	180	263
At 30 June 2002	86	17	127	230

Those assets which continue to be classified as leased assets are on secondary leases for which a peppercorn rent is paid.

12. Debtors

	2004 £'000	2003 £'000	2002 £'000
Amounts falling due within one year:			
Trade debtors	–	8	–
Other debtors	286	450	400
Prepayments and accrued income	1,881	3,071	498
	2,167	3,529	898

13. Creditors: amounts falling due within one year

	2004 £'000	2003 £'000	2002 £'000
Trade creditors	1,337	2,219	1,827
Other taxation and social security	330	115	95
Other creditors	–	28	–
Accruals and deferred income	8,624	10,651	2,944
	10,291	13,013	4,866

14. Creditors: amounts falling due after more than one year

	2004 £'000	2003 £'000	2002 £'000
Accruals and deferred income	2,485	8,715	–

The Company has no creditors falling due after more than one year.

15. Financial instruments

The financial risks faced by the Group include interest rate risk, credit risk and currency risk. The Board reviews and agrees policies for managing each of these risks. Where appropriate, the Group uses derivative financial instruments to reduce exposure to foreign exchange risk; it does not use derivative financial instruments for trading purposes.

The Group's main objectives in using financial instruments are the maximisation of returns from funds held on deposit and, when appropriate, the generation of additional cash resources through financing arrangements for capital assets and the issue of shares. The Group also considers whether to use forward contracts in order to manage the cash flow risk associated with foreign currency revenues and purchases.

The Group's policy is to raise cash in advance of when it is required and when market conditions are appropriate, using those financial instruments that can be negotiated with the providers of finance at that time.

The Group's results and liquidity are affected by fluctuations in foreign currency exchange rates principally in respect of the US dollar and the euro. The main foreign currency in which the Group has transactions are US dollars or euros. The Group's income in 2004 was in sterling (2003: sterling and US dollars; 2002: all in US dollars). The Group has sold and purchased US dollars at the spot rates to maintain this balance as appropriate. The Directors will monitor the Group's exposure to foreign currencies in the future and enter into forward contracts as it is deemed appropriate.

The balance sheet position at the year end is not representative of the position throughout the year, as cash and short-term investments fluctuate considerably depending on when fundraising activities or commercial transactions have occurred.

Short-term debtors and creditors have been excluded from all the following disclosures, other than currency risk disclosures.

15. Financial instruments (continued)

Interest rate risk profile of the Group's financial liabilities

No interest is payable on the Group's provision for National Insurance on share options.

The Group had no other liabilities, other than short-term liabilities that have been excluded, at 30 June 2004, 2002 or 2002.

The maturity profile of the Group's financial liabilities is shown in note 14.

Interest rate risk profile of the Group's financial assets

	Cash at bank and in hand 2004 £'000	Short-term deposits 2004 £'000	Cash at bank and in hand 2003 £'000	Short-term deposits 2003 £'000	Cash at bank and in hand 2002 £'000	Short-term deposits 2002 £'000
Sterling	15,788	22,381	1,759	31,854	489	17,959
US dollars	664	–	382	–	431	–
	16,452	22,381	2,141	31,854	920	17,959
Floating rate	16,452	7,881	2,141	11,354	920	5,251
Fixed rate	–	14,500	–	20,500	–	12,708
	16,452	22,381	2,141	31,854	920	17,959

The fixed rate short-term deposits in sterling and US dollars were placed with banks for between one week and twelve months (2003: between one week and twelve months; 2002: between one week and six months) and earned interest of between 3.26 per cent. and 4.71 per cent. in the year ended 30 June 2004 (2003: between 3.46 per cent. and 4.06 per cent.; 2002: between 5.2 per cent. and 1.45 per cent.). Floating rate cash earns interest based on relevant national LIBID equivalents.

Currency risk profile

The Group's functional currency is sterling, and the majority of its transactions are denominated in that currency. At 30 June 2004, the Group had net foreign currency assets/(liabilities) of £307,000 (2002: £(423,000); 2002: £(166,000)) in US dollars, £(990,000) (2002: £(220,000); 2002: £(498,000)) in EU currencies and £(45,000) (2002: £(240,000); 2002: £(19,000)) in other currencies.

Borrowing facilities

The Group had no unused borrowing facilities at 30 June 2004, 30 June 2003 or 30 June 2002.

Fair values

The Preference Shares described in note 17 are not traded on an organised market. Nevertheless, the directors are of the opinion that the fair value of the Preference Shares approximates to book value.

In the opinion of the directors, there is no material difference between the fair value of cash and short-term investments and the carrying values referred to above. Carrying values approximate to fair values because of the short maturity period of these financial instruments.

The fair value of provisions for liabilities and charges (see note 16) at 30 June 2004 is £12,000 (30 June 2003: £70,000; 30 June 2002: £nil) as this is the amount which would be payable if the liability had crystallised at the balance sheet date.

16. Provisions for liabilities and charges

Provision for employer's National Insurance on share option gains:

	2004 £'000	2003 £'000	2002 £'000
At start of period	70	–	101
(Credited)/charged to profit and loss account	(58)	70	(101)
At end of period	12	70	–

£nil (2002: £2,000; 2002: £nil) of the above provision may be payable within one year as the options to which it relates had vested at the balance sheet date and the balance of £12,000 (2002: £68,000; 2001: £nil) will fall due outside of one year. This is offset by a credit to the profit and loss account of £12,000 (2003: £65,000) for amounts receivable from employees as reimbursement of employer's National Insurance arising on share options issued on or after 6 April 1999.

Deferred taxation

No provision for deferred taxation has been made as it is probable that no liability will arise in the foreseeable future due to the availability of tax losses. The amount unprovided of the total potential liability/(asset) is as follows:

	2004 £'000	2003 £'000	2002 £'000
Amount unprovided			
Tax effect of timing differences:			
Excess of capital allowances over depreciation	270	(72)	(1)
Other short-term timing differences	–	(6)	–
Losses carried forward	(13,781)	(14,261)	(13,906)
	(13,511)	(14,339)	(13,907)

17. Called up share capital

	2004 £'000	2003 £'000	2002 £'000
Authorised			
380,656,500 (2003: 299,430,000;			
2002: 299,430,000) ordinary shares of 1p each	3,807	2,994	2,994
5,000,000 (2003: 5,000,000;			
2002: 5,000,000) preference shares of £1 each	5,000	5,000	5,000
	8,807	7,994	7,994

	2004 £'000	2003 £'000	2002 £'000
Issued, allotted, called up and fully paid			
266,076,589 (2003: 228,065,648:			
2002: 207,332,408) ordinary shares of 1p each	2,661	2,281	2,073
4,331,683 (2002: 4,331,683):			
2001: 4,331,683) preference shares of £1 each	4,332	4,332	4,332
	6,993	6,613	6,405

17. Called up share capital (continued)

On 7 September 2001, the Company issued 403,690 new ordinary shares of 1p each to Cancer Research Ventures Limited at a price of £0.867 per share, thereby discharging the Company's liability to pay a liquidated sum as part of the consideration for intellectual property acquired.

Following the exercise of share options, on 13 September 2001 the Company issued 900,000 ordinary shares of 1p each for a total cash consideration of £9,000.

Between 9 and 19 April 2002, the Company issued 118,475,420 new ordinary shares of 1p each following a successful Rights Issue. The shares were issued at 20p and the total cash consideration for the shares was £23,695,000.

On 14 January 2003, the Company issued 20,733,240 new ordinary shares of 1p each to Roche Finance Limited at a price of 20p per share, for a total cash consideration of £4,146,648.

On 19 and 24 December 2003, the Company issued 38,010,941 new ordinary shares of 1p each at a price of 40p per share, for a total cash consideration of £15,204,376.

The zero coupon convertible redeemable Preference Shares of £1 each have the following principal terms attached:

- no rights to receive dividends or other distributions out of the profits of the Company;

- on winding up, the preference shareholders rank above ordinary shareholders in payment of a sum equal to the nominal capital paid up but have no rights to participate further in the assets of the Company;

- no rights to receive notice of or attend or vote at any general meeting of shareholders;

- convertible into converted ordinary shares at any point in the two years commencing 1 July 2003. The shares are convertible based on a formula dividing the aggregate nominal amount of Preference Shares held by the average share price of ordinary shares for ten days before and after the conversion notice is served; and

- redeemable at the option of the Company at any time at par.

18. Options in shares of Antisoma plc

Options have been granted over the following ordinary shares of 1p each:

Date granted	Number of shares	Subscription price	Period when exercisable
16 March 1998	648,321	Note i	Note i
31 March 1998	131,285	1p per share	17 December 1998 to 30 March 2005
16 December 1998	702,348	74p per share	17 December 1998 to 15 December 2008
16 December 1998	129,664	74p per share	Note ii to 15 December 2008
16 December 1998	189,088	32.4p per share	Note iii
9 July 1999	648,321	42.6p per share	Note ii to 9 July 2009
16 December 1999	97,245	£1.041 per share	17 December 2002 to 15 December 2009
18 February 2000	378,853	£1.046 per share	Note iv to 17 February 2010
9 June 2000	452,564	£1.009 per share	Note iv to 8 June 2010
19 September 2000	263,752	£1.425 per share	Note iv to 18 September 2010
13 February 2001	218,863	£2.119 per share	Note iv to 12 February 2011
12 March 2001	4,139	£1.61 per share	Note iv to 11 March 2011
17 September 2001	919,604	37.5p per share	Note iv to 16 September 2011
16 April 2002	3,327,978	20.7p per share	Note iv to 15 April 2012
23 September 2002	6,526,854	12.34p per share	Note iv to 22 September 2012
20 February 2003	1,673,202	26.34p per share	Note iv to 19 February 2013
28 February 2003	89,152	26.34p per share	Note iv to 27 February 2013
1 October 2003	1,823,436	38.17p per share	Note iv to 30 September 2013
16 February 2004	2,163,227	43.125p per share	Note iv to 15 February 2014
23 February 2004	1,505,352	44.84p per share	Note iv to 22 February 2014
24 March 2004	192,307	39.00p per share	Note iv to 23 March 2014
1 April 2004	135,802	40.50p per share	Note iv to 31 March 2014
	22,221,357		

18. Options in shares of Antisoma plc (continued)

i 216,107 of the shares under option become exercisable on each of the first, second and third anniversaries of the date of grant or, if earlier, on the date of a change of control of the Company. The exercise price for the first tranche of options is 32.4p per share. The exercise price for the second and third tranches are 38.9p per share and 46.6p per share, respectively. The options must be exercised on or before 15 March 2005.

ii *One quarter of the total number of shares under option are exercisable on the date of grant. One quarter of the total number of shares under option become exercisable on each of the first, second and third anniversaries of the date of grant.*

iii The shares are exercisable under two parallel options represented by the Antisoma plc Company Share Option Plan: Part A and Part B. Under Part A the options may only be exercised following an agreement for the commercialisation of R1549 and after three years of the date of grant. Under Part B they may be exercised following an agreement for the commercialisation of R1549 or, if earlier, on the date of a change of control of the Company. Shares under option may be acquired under either Part A or Part B of the Option Plan, but not both. The latest date that the options may be exercised is 15 December 2008.

iv The options are exercisable from the day following the third anniversary of grant or following a change in control of the Company. Exercise of the options is subject to certain conditions relating to share price performance.

19. Share premium account and reserves

	Share premium account £'000	Other reserves £'000	Profit and loss account £'000
At 1 July 2001	31,122	4,300	(34,386)
Issue of shares	22,856	–	–
Expenses of share issue	(1,965)	–	–
Loss for the year	–	–	(13,191)
At 30 June 2002	52,013	4,300	(47,577)
Issue of shares	3,939	–	–
Expenses of share issue	–	–	–
Loss for the year	–	–	(3,299)
At 30 June 2003	55,952	4,300	(50,876)
Issue of shares	14,824	–	–
Expenses of share issue	(1,093	–	–
Loss for the year	–	–	(608)
At 30 June 2004	69,683	4,300	(51,484)

Other reserves represents the reserve arising on the acquisition of Antisoma Research Limited accounted for as a Group reconstruction.

At 30 June 2004, the cumulative goodwill resulting from acquisitions, which had been written off, was £1,570,000 (2003: £1,570,000, 2002: £1,570,000).

20. Reconciliation of movements in Group shareholders' funds

	2004 £'000	2003 £'000	2002 £'000
Opening shareholders' funds	15,989	15,141	6,244
Issue of shares	15,204	4,147	24,053
Expenses of share issue	(1,093)	–	(1,965)
Loss for the year	(608)	(3,299)	(13,191)
Closing shareholders' funds	29,492	15,989	15,141

21. Capital commitments

The Group had £17,000 (2003: £736,000; 2002: £nil) of capital expenditure contracted for but not provided in the financial statements at 30 June 2004 relating to the extension of laboratories at St George's Hospital, London.

22. Financial commitments

At 30 June 2004 the Group and Company had annual commitments under non-cancellable operating leases as follows:

	Land and buildings 2004 £'000	Other 2004 £'000	Land and buildings 2003 £'000	Other 2003 £'000	Land and buildings 2002 £'000	Other 2002 £'000
Expiring within one year	–	–	–	1	80	6
Expiring between two and five years inclusive	201	18	–	12	–	2
Expiring in more than five years	240	–	240	–	162	–
	441	18	240	13	242	8

23. Reconciliation of operating loss to net cash flow from operating activities

	2004 £'000	2003 £'000	2002 £'000
Operating loss	(3,126)	(5,375)	(13,562)
Depreciation (net of disposals)	440	179	189
Amortisation of intangibles	697	–	747
(Increase)/decrease in debtors	1,383	(2,551)	1,012
(Decrease)/increase in creditors	(9,010)	16,932	(223)
Net cash inflow/(outflow) from operating activities	(9,616)	9,185	(11,837)

24. Reconciliation of net cash flow to movement in net funds

	2004 £'000	2003 £'000	2002 £'000
Increase in cash for the year	14,311	1,221	44
Cash (inflow)/outflow from (sale)/purchase of current asset investments	(9,473)	13,895	9,749
Cash outflow from repayment of finance leases	–	–	19
Movement in net funds in the year	4,838	15,116	9,812
Net funds at start of the year	33,995	18,879	9,067
Net funds at end of the year	38,833	33,995	18,879

25. Analysis of net funds

	Cash at bank and in hand £'000	Short term deposits £'000	Finance leases due within one year £'000	Finance leases due after one year £'000	Total £'000
At 1 July 2001	876	8,210	(19)	–	9,067
Cash flow	44	9,749	19	–	9,812
At 30 June 2002	920	17,959	–	–	18,879
Cash flow	1,221	13,895	–	–	15,116
At 30 June 2003	2,141	31,854	–	–	33,995
Cash flow	14,311	(9,473)	–	–	4,838
At 30 June 2004	16,452	22,381	–	–	38,833

26. Related party disclosures

Transactions with Directors

During the period the directors of the Company purchased new ordinary shares of 1 penny each as follows:

Director	2004 Number of shares acquired	2004 Price per share	2003 Number of shares acquired	2003 Price per share	2002 Number of shares acquired	2002 Price per share
Glyn Edwards	25,000	£0.40	–	–	617,127	£0.20
Raymond Spencer	33,705	£0.40	53,000	£0.1875	114,235	£0.20
Barry Price	49,210	£0.40	–	–	392,102	£0.20
Grahame Cook	31,521	£0.40	100,000	£0.19	110,799	£0.20
Michael Pappas	–	–	100,000	£0.19	266,769	£0.20
James Coombes	–	–	–	–	86,256	£0.20

Transactions with Kudos Independent Financial Services Limited

Kudos Independent Financial Services Limited (KIFS) is a related party because Michael Pappas is a Director of the Company and of KIFS. KIFS advises the Company in relation to pensions, permanent health insurance and life assurance and derives its income by way of commission from the providers of these products. No income is derived directly from the Company.

Transactions with Leventis Holding SA

Leventis Holding SA is a related party as it was a substantial shareholder in Antisoma plc during the years under review. Michael G Pappas is the representative of Leventis Holding SA on the Board of Antisoma plc.

26. Related party disclosures (continued)

Antisoma Research Limited's offices are located at West Africa House, Ealing, London. These offices are sub-leased from Leventis Overseas Limited (a subsidiary of LH). Rent has been charged on the space sub-leased by Antisoma Research Limited at the rate of £201,000 (2003: £129,000; 2002: £116,000) per annum, with an additional annual service charge of £14,000 for 2004 (2003: £14,000; 2002: £14,000). During 2000, Antisoma Research Limited took on additional space at West Africa House and made an upfront payment of rent which was put towards the fitting out costs of the space by LH. Accordingly this upfront payment has been amortised over the three years of the lease. During the period the remaining £nil (2003: £13,000; 2002: £20,000) of the payment was charged to the profit and loss account with a balance of £nil (2003: £nil; 2002: £13,000) held within prepayments. Additional charges have been made in the year amounting to £19,000 (2003: £25,000; 2002: £13,000). £72,000 (2003: £54,000; 2002: £43,000) remained outstanding at the year end.

At the time of the Rights Issue in April 2002 LH subscribed for 14,469,502 ordinary shares of 1p each at a price of 20p each. On 25 June 2002 LH subsequently disposed of 3,000,000 ordinary 1p shares.

Transactions with Imperial Cancer Research Technology Limited (ICRT)

ICRT was a related party in the year ended 30 June 2002 because Dr John K Wall was a Director of Antisoma and ICRT. Dr Wall resigned as a Director of Antisoma on 14 December 2001.

During the year ended 30 June 2002 ICRT charged Antisoma Research Limited (ARL) a total of £10,000 for contract research services and a further £82,000 for other services. £40,000 was outstanding at the year end.

27. Pension obligations

The Group operates a defined contribution Group personal pension scheme for employees and directors. The total pension cost for the Group was £287,000 (2003: £208,000; 2002: £171,000). At the year end there were outstanding pension obligations of £nil (2003: £28,000; 2002: £nil).

PART IV: ADDITIONAL INFORMATION

1. Responsibility Statement

The Antisoma Directors, whose names appear on page 5 and in section 2.1 below, and the Proposed Director accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Antisoma Directors and the Proposed Director (who have taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. The Directors

2.1 The Proposed Director is Mark Rogers. The Antisoma Directors and the Proposed Director and their respective functions are as follows:

Barry John Price (*Non-executive Chairman*)
Glyn Owen Edwards (*Chief Executive Officer*)
Ursula Ney (*Chief Operating Officer*)
Raymond John Spencer (*Chief Financial Officer*)
Grahame David Cook (*Non-executive*)
Ann Veronica Hacker (*Non-executive*)
Birgit Agneta Stattin Norinder (*Non-executive*)
Michael George Pappas (*Non-executive*)
Mark C. Rogers (*Non-executive*)

The business address of each of the Antisoma Directors is West Africa House, Hanger Lane, Ealing, London W5 3QR, UK, which is also Antisoma's registered office and principal place of business.

2.2 The brief biographical details of the Antisoma Directors and the Proposed Director are as follows:

Barry J. Price BSc, PhD, CChem, FRSC (61) Non-executive Chairman

Dr Price obtained a Chemistry degree from Sheffield University in 1964, and gained a PhD in Organic Chemistry also at Sheffield. He joined Allen & Hanburys Research Limited, a subsidiary of the Glaxo Group, in 1967 rising to become director of chemistry for Glaxo Group Research in 1986 and research director in 1989. He was appointed as managing director of Glaxochem in 1993. Dr Price is a director of Shire Pharmaceuticals plc, Pharmagene plc and chairman of Biowisdom Limited. Dr Price was appointed as a non-executive Director in April 1997 and as non-executive Chairman in February 1998.

Glyn O. Edwards BSc, MSc (49) Chief Executive Officer

Mr Edwards joined Antisoma as Chief Executive Officer in 1998. He has led the company through the flotation on NASDAQ Europe and a listing on the London Stock Exchange. Mr Edwards has reshaped Antisoma into a focused drug development company with its relationship with Roche and diverse pipeline of cancer drug candidates. Prior to joining Antisoma, Mr Edwards worked in a variety of business development roles in the biotech and healthcare industries. Mr Edwards has a BSc in Biochemistry from Bristol University and an MSc in Economics from the London Business School.

Ursula Ney BSc, PhD, MBA (52) Chief Operating Officer

Dr Ney was appointed Chief Operating Officer of Antisoma in February 2004. Prior to this she was CEO of Charterhouse Therapeutics Ltd. Before her time at Charterhouse, she spent fourteen years at Celltech plc, one of Europe's largest biotechnology companies, where she was Director of Development from 1993 to 2001 and served on the plc board from 2000 to 2001. She also led the development organisation through Celltech plc's IPO (1993) and later the acquisition of Chiroscience (1999) and Medeva (2000). Her earlier career included R&D positions at Roche and Sandoz. Dr Ney has a BSc in pharmacology, a PhD and an MBA.

46

Raymond J. Spencer BSc, ACA (49) Chief Financial Officer

Mr Spencer has spent nearly 20 years in senior financial positions in a variety of biotechnology companies. Mr Spencer qualified as a chartered accountant with KPMG in 1979 and holds a degree in Physics from Bristol University. Mr Spencer was appointed to the Board on formation of the Company in October 1996. He has been a key member of the Antisoma team responsible for the completion of several funding rounds and for the Company's flotation on NASDAQ Europe and its admission to the Official List, as well as the Company's deals with Abbott and Roche, from which the Company has received over £40 million to date.

Grahame D. Cook MA, FCA (46) Non-executive Director

Mr Cook was until recently Managing Director and Global Head of Investment Banking at West LB Panmure. He has a degree in English from Oxford University and is also a Chartered Accountant who qualified with Arthur Andersen. From 1995 to 1998 he was Managing Director and Head of Equity Advisory at UBS Warburg. During his 15 years of experience in integrated investment banking, he has also been a director of BZW Corporate Finance and has worked at Baring Brothers. From 1998, he refocused West LB Panmure on growth companies in growth sectors including life sciences. Mr Cook was a founding member of the London Stock Exchange's Techmark Advisory Group. He is currently a director of Sinclair Pharma plc, Equity Development Ltd, Morphogenesis Inc and Roundpoint Inc., and is a partner in Ryes Capital LLP. Mr Cook was appointed a non-executive Director of Antisoma in July 1999.

Ann V. Hacker BSc (53) Non-executive Director

Ann Hacker has worked in the healthcare industry for 30 years and has held senior management positions with Eli Lilly and Glaxo Pharmaceuticals, now GSK. She has also been CEO of three venture-capital backed life science companies: Biocompatibles International Plc., Deltex Medical Ltd. and Metris Therapeutics Ltd. In addition, she has held directorships in a number of private and public healthcare companies and health-related government organisations. She is currently a non-executive director of Sitka Health Fund VCT plc and Alchimer SA. Ms Hacker was appointed a non-executive Director of Antisoma in July 2002. She has a BSc from the University of Birmingham.

Birgit A. S. Norinder (55) Non-executive Director

Mrs Norinder is a trained pharmacist and has held senior executive positions in Research and Development at a number of international pharmaceutical companies, including Pharmacia & Upjohn Corp (Senior Vice President, Worldwide Product Development), Glaxo Group Research Ltd (Director, International Regulatory Affairs Division), Astra Research Centre AB (Vice President, Infection R&D), Pfizer Inc and Parke Davis AB. She has also served as CEO and Chairman of Prolifix Ltd, a biotechnology company focusing on oncology. She serves on several boards of both privately and publicly owned biotechnology companies including three listed companies: PhotoCure ASA, Norway, Probi AB, Sweden and Artimplant AB, Sweden. Ms Norinder was appointed a non-executive Director of Antisoma in December 2003.

Michael G. Pappas LLB, CA (48) Non-executive Director

Mr Pappas is a partner of Frontier Capital, Charlotte, North Carolina, USA and is active in European-USA cross border corporate advisory services. He was previously with Bank of America (formerly NationsBank) where he specialised in mergers and acquisitions and corporate finance. He obtained his law degree from the University of Aberdeen, and then qualified as a Chartered Accountant with KPMG. He was appointed a non-executive director of Antisoma Research in 1993 and as a non-executive Director of Antisoma on formation of the Company in 1996.

Mark C. Rogers MD MBA (62) Non-executive Director

Mark Rogers is currently Chairman and Director of Aptamera. He is also Chairman of Cardiome Pharma Corp. and has been a founder or founding board member of a number of other biopharmaceutical companies including Entremed, Inc. and Adherex Technologies, Inc. He was

previously Chief Executive Officer of Duke Hospital and Health Network in 1991. He trained in medicine and was a full professor at Johns Hopkins University as well as Associate Dean of the School of Medicine before obtaining an MBA from Wharton Business School (University of Pennsylvania).

2.3 None of the Antisoma Directors has:

2.3.1 any unspent convictions in relation to indictable offences;

2.3.2 ever been declared bankrupt or been the subject of an individual voluntary arrangement;

2.3.3 ever been a director with an executive function of a company which while he/she was a director or within 12 months of his/her ceasing to be a director had a receiver appointed, entered into compulsory liquidation, entered into creditors' voluntary liquidation, entered into administration, entered into a company voluntary arrangement, or made any composition or arrangement with its creditors generally or any class of its creditors;

2.3.4 ever been a partner within a partnership which while he/she was a partner or within 12 months of his/her ceasing to be a partner entered into compulsory liquidation, administration or a partnership voluntary arrangement;

2.3.5 owned any asset or been a partner in a partnership for such asset which while he/she was an owner or partner or within 12 months of his/her ceasing to own that asset or be a partner entered into receivership; or

2.3.6 been the subject of any public criticism by statutory or regulatory authorities (including designated professional bodies) nor been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company.

3. The Company and its Subsidiaries

3.1 Antisoma was incorporated in England under the Act on 10 September 1996 as Hallco 112 Plc, with registration number 3248123 and currently operates under the Act as a company limited by shares. The Company changed its name to Antisoma plc on 24 October 1996. Antisoma is the holding company of a trading subsidiary engaged in the development and commercialisation of potential therapeutic products for the treatment of cancer, further details of which are set out in section 3.2 below.

3.2 The following is the principal trading subsidiary undertaking within the Antisoma Group, which is ultimately wholly owned by Antisoma and is registered in England and Wales as a private company limited by shares:

Name	Issued Capital	Business activity
Antisoma Research Limited	25,514,800 ordinary shares of 1 penny each and 74,093 redeemable preference shares of £1 each	Commercialisation of potential therapeutic products for the treatment of cancer

Antisoma also holds 7,500 'A' ordinary shares of £1 each and 7,500 'B' ordinary shares of 25 pence each in Cancer Therapeutics Limited, a subsidiary which is ultimately wholly owned by Antisoma, and 775,300 ordinary shares of 1 penny each in Spring Fall Limited, a dormant company which it wholly owns. The registered office of Antisoma and each of its subsidiaries is at West Africa House, Hanger Lane, Ealing, London W5 3QR.

4. Share Capital

4.1 As at 24 January 2005 (the latest practicable date prior to the date of the publication of this document), the authorised and issued share capital of Antisoma was as follows:

Ordinary Shares of 1 penny each	Number	Nominal amount
Authorised	380,656,500	£3,806,565
Issued and fully paid up	266,076,589	£2,660,765
Preference Shares of £1 each		
Authorised	5,000,000	£5,000,000
Issued and fully paid up	4,331,683	£4,331,683

4.2 The Consideration Shares will be in registered form and capable of being held in uncertificated form. The Existing Ordinary Shares are currently traded on the London Stock Exchange. Listing of the Consideration Shares is not being sought on any stock exchange other than the London Stock Exchange.

Although Ordinary Shares were previously listed on NASDAQ Europe, as announced on 26 August 2003, Antisoma de-listed these shares on 10 September 2003 and now Ordinary Shares are traded only on the market for listed securities of the London Stock Exchange. The Consideration Shares will rank *pari passu* in all respects with the Existing Ordinary Shares and have the rights attaching thereto set out in the Articles, save that the Consideration Shares are subject to the restrictions of transfer set out in the Merger Agreement described in Section 12.2 of this Part IV.

4.3 The Consideration Shares are not being and have not been marketed or made available in whole or in part to the public in conjunction with the application for admission of the Consideration Shares to the Official List and the application for admission of the Consideration Shares to trading on the market for listed securities of the London Stock Exchange.

4.4 Since 25 January 2002, the following changes to the issued share capital of Antisoma have taken place:

4.4.1 between 9 and 19 April 2002 the Company allotted 118,475,420 Ordinary Shares at 20 pence each in respect of the Rights Issue;

4.4.2 on 14 January 2003, pursuant to certain agreements between members of the Antisoma Group and Roche, the Company allotted 20,733,240 Ordinary Shares to Roche at 20 pence each; and

4.4.3 on 19 and 24 December 2003 the Company allotted 38,010,941 Ordinary Shares at 40 pence each in respect of the Placing and Open Offer.

4.5 Section 89 of the Act confers on the holders of the Ordinary Shares rights of pre-emption in respect of equity securities (as defined in section 94(2) of the Act) of the Company issued for cash and applies to the balance of the authorised but unissued share capital of the Company to the extent not disapplied as referred to in section 4.6 below.

4.6 On 23 November 2004, the Company passed a composite special resolution at its Annual General Meeting ("AGM") as follows:

4.6.1 the Directors were unconditionally authorised pursuant to section 80 of the Act to make all allotments of relevant securities (within the meaning of section 80 of the Act) up to an aggregate amount of £886,920. The authority thereby conferred expires on 23 February 2006 or, if earlier, at the conclusion of the next AGM of the Company; and

4.6.2 the Directors were empowered pursuant to section 95 of the Act to allot equity securities (as defined the meaning of section 94(2) of the Act) for cash pursuant to (and subject to the limitations imposed by) the authority described at section 4.6.1 above as if the provisions of section 89(1) of the Act did not apply to any such allotment, provided but limited to: (i) in respect of a nominal amount of £886,920 in respect of pre-emptive issues but providing flexibility to deal with certain issues including fractions and overseas shareholders and (ii)

otherwise up to an aggregate nominal amount of £266,075 (being approximately 10 per cent. of the issued share capital of the Company). The authority thereby conferred expires on 23 February 2006 or, if earlier, at the conclusion of the next AGM of the Company.

4.7 Save as disclosed in section 8 of this Part IV or in respect of conversion of any Preference Shares, no share or loan capital of the Company or any of its subsidiaries is under option or has been agreed, conditionally or unconditionally, to be put under option.

5. Interests of the Antisoma Directors

5.1 As at the close of business on 24 January 2005 (the last business day prior to the publication of this document), the interests of the Antisoma Directors and each of their immediate families and related trusts, all of which are beneficial (unless otherwise stated) in the share capital of Antisoma which (a) have been notified by each director to Antisoma pursuant to sections 324 or 328 of the Act or (b) which are required pursuant to section 325 of that Act to be entered in the register therein or (c) are interests of a connected person of a director which would, if the connected person were a director, be required to be disclosed under (a) or (b) above, and the existence of which is known to or could with reasonable diligence be ascertained by that director, were as follows:

Name of director	Number of Ordinary Shares	Per cent. of Existing Ordinary Shares
Glyn O. Edwards	652,127	0.25
Barry J. Price	541,312	0.20
Ursula Ney	–	–
Michael G. Pappas	390,034	0.14
Grahame D. Cook	258,570	0.10
Raymond J. Spencer	235,940	0.09
Ann V. Hacker	–	–
Birgit A. S. Norinder	–	–

5.2 As at the close of business on 24 January 2005 (the last business day prior to the publication of this document) the following options have been granted at nil consideration over Ordinary Shares to the Antisoma Directors:

Name of director	Date of grant	Number of Ordinary Shares	Exercise price per Ordinary Share (pence)	Exercise period expires
Glyn O. Edwards	16.03.98	216,107	32.40	15.03.05
	16.03.98	216,107	38.90	15.03.05
	16.03.98	216,107	46.60	15.03.05
	16.12.98	486,241	74.00	15.12.08
	09.07.99	432,214	42.60	09.07.09
	09.06.00	170,410	100.90	08.06.10
	19.09.00	87,704	142.50	18.09.10
	13.02.01	58,981	211.90	12.02.11
	17.09.01	289,331	37.50	16.09.11
	16.04.02	855,827	20.70	15.04.12
	23.09.02	1,452,074	12.34	22.09.12
	20.02.03	425,006	26.34	19.02.13
	01.10.03	418,359	38.17	30.09.13
	16.02.04	457,053	43.125	15.02.14
	21.09.04	359,452	14.00	20.09.14
		6,140,973		

Name of director	Date of grant	Number of Ordinary Shares	Exercise price per Ordinary Share (pence)	Exercise period expires
Raymond J. Spencer	16.12.98	216,107	74.00	15.12.08
	16.12.98	129,664	74.00	15.12.08
	09.07.99	216,107	42.60	09.07.09
	09.06.00	87,639	100.90	08.06.10
	19.09.00	42,098	142.50	18.09.10
	13.02.01	28,309	211.90	12.02.11
	17.09.01	124,991	37.50	16.09.11
	16.04.02	388,887	20.70	15.04.12
	23.09.02	659,822	12.34	22.09.12
	20.02.03	193,123	26.34	19.02.13
	01.10.03	182,556	38.17	30.09.13
	16.02.04	199,441	43.125	15.02.14
	21.09.04	156,852	14.00	20.09.14
		2,625,596		
Ursula Ney	23.02.04	1,505,352	44.84	22.02.14
	21.09.04	235,278	14.00	20.09.14
		1,740,630		

5.3 Save as disclosed in sections 5.1 and 5.2, none of the Antisoma Directors nor any connected person (the existence of which is known to, or could with reasonable diligence be ascertained by, the relevant Director) has any interest (including any non beneficial interest) in the share capital of Antisoma or any of its subsidiaries or any options to acquire any such share capital.

5.4 None of the Antisoma Directors has or has had any interest in any transaction which is or was unusual in its nature or conditions or significant to the business of the Antisoma Group, which was effected during the current or immediately preceding financial year or effected during any earlier financial year and which remains in any respect outstanding or unperformed.

5.5 There are no loans or guarantees granted or provided by any member of the Antisoma Group to or for the benefit of any Antisoma Directors which are outstanding.

5.6 As at the close of business on 24 January 2005 (the last business day prior to the publication of this document), insofar as is known to Antisoma, the following persons are interested, directly or indirectly, in 3 per cent. or more of the existing issued Antisoma share capital:

Shareholder	Number of Ordinary Shares	Per cent. of Existing Ordinary Shares
Leventis	28,293,378	10.63
Roche	20,733,240	7.79
BVF Partners L.P	15,500,000	5.82
Scottish Widows Investment Partnership	8,973,470	3.37

5.7 Antisoma is not aware of any person or persons who, directly or indirectly, jointly or severally, exercise or could exercise control over Antisoma.

6. Antisoma Directors' Service Agreements and Remuneration

6.1 The following executive Antisoma Directors have entered into service contracts with the Company:

6.1.1 On 16 March 1998, Glyn Edwards entered into a service agreement with Antisoma Research. Mr Edwards currently receives a salary of £275,000 per annum (which is reviewed annually in April). Mr Edwards is also eligible at the absolute discretion of the Remuneration Committee to participate in the Company's discretionary bonus scheme (if any) from time to time.

The service agreement is terminable by either party giving to the other not less than 12 months' notice. The agreement will automatically terminate when Mr Edwards reaches his 65th birthday or if Mr Edwards is prohibited by law from being a Director. Mr Edwards is entitled to a car allowance of £1,000 per month. He is entitled to participate in Antisoma Research's life and permanent health and medical expenses insurance schemes. Antisoma Research is obliged to contribute a sum equal to 12.5 per cent. of Mr Edwards's salary to his personal pension scheme (or, if less, the maximum amount permitted by the UK Inland Revenue).

6.1.2 On 1 October 1996, Raymond Spencer entered into a service agreement with Antisoma Research. Mr Spencer currently receives a salary of £150,000 per annum (which is reviewed annually in April). The service agreement is terminable by either party giving to the other not less than 12 months' notice. Mr Spencer is entitled to a car allowance of £1,000 per month or such other sum (higher or lower) as Antisoma Research may, at its reasonable discretion, determine. Antisoma Research is obliged to pay a sum equal to 12.5 per cent. of Mr Spencer's salary in each year to his personal pension scheme provided that Mr Spencer contributes 4 per cent. of his salary in each year (or, if less, the maximum amount permitted by the Inland Revenue). Mr Spencer is also entitled to life insurance, permanent health insurance and private medical insurance.

6.1.3. On 23 February 2004, Ursula Ney entered into a service agreement with Antisoma Research. Dr Ney currently receives a salary of £225,000 per annum (which is reviewed annually in April.) The service agreement is terminable by either party giving to the other not less than 12 months' notice. Dr Ney is entitled to a car allowance of £1,000 per month as Antisoma Research may, at its reasonable discretion, determine. Antisoma Research is obliged to pay a sum equal to 12.5 per cent. of Dr Ney's salary in each year to her personal pension scheme provided that Dr Ney contributes 4 per cent. of her salary in each year (or, if less, the maximum amount permitted by the UK Inland Revenue). Dr Ney is also entitled to life insurance, permanent health insurance and private medical insurance.

6.2 The following Antisoma Directors have non-executive appointment letters with the Company:

6.2.1 Under the terms of an appointment letter dated 12 August 2003 with the Company, Dr Price agreed to act as non-executive Director. Such appointment is for a fixed term of three years to 12 August 2006, during which time either party may terminate the appointment on six months' notice, or until terminated under the provisions of the Articles. Dr Price is entitled to a director's fee of £42,000 per annum* (which is reviewed periodically). Dr Price is not entitled to participate in any group share, bonus or pension schemes or other group benefit arrangements (except travel/accident insurance).

6.2.2 Mr Cook agreed to act as a non-executive Director pursuant to the terms of an appointment letter dated 12 August 2003 with the Company. Such appointment is for a fixed term of three years to 12 August 2006, during which time either party may terminate the appointment on six months' notice. Mr Cook is entitled to a director's fee of £29,000 per annum* (which is reviewed periodically). Mr Cook is not entitled to participate in any group share, bonus or pension schemes or other group benefit arrangements (except travel/ accident insurance).

6.2.3 Under the terms of an appointment letter with the Company dated 12 August 2003, Mr Michael Pappas agreed to act as a non-executive Director. Such appointment is for a fixed term of three years to 12 August 2006, during which time either party may terminate the appointment on six months' notice. Mr Pappas is entitled to a fee of £22,500 per annum* (which is reviewed periodically). Mr Pappas is not entitled to participate in the Company's share option schemes or any other of its employee benefit arrangements (except travel/accident insurance).

6.2.4 Under the terms of an appointment letter with the Company dated 2 July 2002, Ms Ann Hacker agreed to act as a non-executive Director. Such appointment is for a fixed term of three years to 2 July 2005, during which time either party may terminate the appointment on six months' notice. Ms Hacker is entitled to a fee of £29,000 per annum (which is reviewed periodically). Ms Hacker is not entitled to participate in any group share, bonus or pension schemes or other group benefit arrangements (except travel/accident insurance).

6.2.5 Under the terms of an appointment letter with the Company commencing on 9 December 2003, Ms Birgit Norinder agreed to act as a non-executive Director. Such appointment is for a fixed term of three years to 9 December 2006, during which time either party may terminate the appointment on six months' notice. Ms Norinder is entitled to a fee of £24,000 per annum (which is reviewed periodically). Ms Norinder is not entitled to participate in any group share, bonus or pension schemes or other group benefit arrangements (except travel/accident insurance).

*These Directors have elected, with effect from 1 January 2005, to receive the equivalent of up to 50 per cent. of their director's fee in shares in the Company instead of cash.

6.3 On Completion, Mark C. Rogers will enter into a non-executive appointment letter with the Company. It is intended that such appointment will be for a period of three years, during which time either party may terminate the appointment on six months' notice. It is intended that Dr Rogers will be entitled to a fee of £22,500 per annum (which shall be reviewed periodically). It is further intended Dr Rogers will not be entitled to participate in any group share, bonus or pension schemes or other group benefit arrangements (except travel/accidence insurance).

6.4 On 8 April 2004, Mark Rogers entered into a consultancy agreement with Aptamera for a fixed term of three years, unless terminated earlier by written notice of Aptamera. Pursuant to this consultancy agreement, Dr Rogers was granted a warrant to purchase 7.5 per cent. of the Series A Preferred Stock of $0.001 each in Aptamera (on a fully diluted basis) as payment for his services. It is a condition of the Acquisition that all warrants are exercised prior to Completion. Dr Rogers exercised this warrant on 17 January 2005.

6.5 During the five years immediately prior to the date of this document, in addition to the Company, the Antisoma Directors have held or currently hold the following directorships (excluding subsidiaries of any company of which he is also a director) and/or are or were partners in the following partnerships:

Name	Current directorships/partnerships	Past directorships/partnerships
Barry Price	Shire Pharmaceuticals Group plc Pharmagene plc Biowisdom Limited Chemistry Limited	Pharmagene Laboratories Limited Celltech Group Limited Chiroscience Group Limited Pharmagene Laboratories Trustees Limited Thallia Pharmaceuticals S.A. Chemunex S.A.
Glyn Edwards	Elara Associates Limited BioIndustry Association	Meza Limited Neatprompt Company Limited
Ursula Ney	–	Charterhouse Therapeutics Limited Celltech Group Limited Celltech R&D Limited Celltech plc
Raymond Spencer	–	–
Grahame Cook	Australian Vineyards Limited Sinclair Pharma plc Equity Development Limited Ryes Capital LLP Morphogenesis Inc. Roundpoint Inc.	Building & Property (Holdings) Limited West Private Equity Limited West LB Basinghall Limited Rectory Nominees Limited BIW Technologies Limited BIW plc St. Michael Nominees Limited Parish Nominees Limited

Name	Current directorships/partnerships	Past directorships/partnerships

Michael Pappas	Southern Pump and Tank Company
	SEI Environmental Inc.
	Solar Cosmetic Labs Inc.
	TCF Global Independent Financial
	   Services Limited
	Torridon Corporation
	WW Entertainment Limited
		Kudos Independent Financial Services
		   Limited
		Clifton Public House Management
		   Limited

Ann Hacker	Sitka Health Fund VCT plc Tri-Synergy Group Limited Alchimer SA	Profile Therapeutics Limited Diagnology Limited Oncoprobe Limited Metris Therapeutics Limited
Birgit Norinder	Artimplant AB Biolipox AB Foundation for Strategic Research InDex Pharmaceuticals AB Lauras ASA PhotoCure ASA Probi AB	Araccel AB Biotec Pharmacon ASA Topotarget UK Limited

6.5 Antisoma operates a discretionary bonus scheme for executive directors and employees. Such bonuses are awarded dependent upon performance which is measured against individual and corporate objectives. The terms of the scheme are recommended by the Remuneration Committee annually, and approved by the Board.

6.6 The aggregate remuneration paid and benefits in kind granted to the Antisoma Directors during the financial year ended 30 June 2004 by any member of the Antisoma Group amounted to £913,000.

6.7 Save as disclosed above there are no existing or proposed service agreements between any of the Antisoma Directors and any member of the Antisoma Group. It is intended that the Proposed Director will enter into an appointment letter with the Company after the AGM on terms that will be comparable to the appointment letters that other non-executive Directors have entered into with the Company.

6.8 There is no arrangement under which any of the Antisoma Directors have waived or agreed to waive any future emoluments.

6.9 The total emoluments receivable by the Antisoma Directors and the Proposed Director will not vary in consequence of the Acquisition.

7. **Memorandum and Articles of Association**

7.1 *Memorandum of Association*

The Memorandum of Association of Antisoma provides that Antisoma's principal objects are to carry on business as a general commercial company and as a holding company. The objects of Antisoma are set out in full in clause 4 of Antisoma's Memorandum of Association which is available for inspection at the address specified in section 17 below.

7.2 *Articles of Association*

7.2.1 The Articles contain the following provisions, which apply to the Company's share capital generally and otherwise:

(a) *Voting rights*

Subject to any special terms as to voting upon which any shares may have been issued, or may for the time being be held or a suspension or abrogation of voting rights pursuant to the Articles, every member present in person shall upon a show of hands have one vote and

54

every member present in person or by proxy shall upon a poll have one vote for every share of which he is a holder.

If two or more persons are jointly entitled to shares conferring a right to vote, any one of such persons may vote at any meeting, either personally or by proxy, in respect thereof as if he were solely entitled thereto and if more than one of such joint holders is present at any meeting, either personally or by proxy, the member whose name stands first on the register as one of the holders of such shares, and no other, shall be entitled to vote in respect of the same.

Unless the Directors otherwise determine, no members shall be entitled to be present or to vote, either in person or by proxy, at any general meeting or at a separate meeting of the holders of a class of shares or upon any poll or to exercise any privilege as a member in relation to the meeting of Antisoma in respect of any shares held by him if:

(i)   any calls or other moneys due and payable in respect of the shares remain unpaid; or

(ii) he has been duly served with a notice pursuant to section 212 of the Act lawfully requiring the provision to the Company of information regarding any shares and he is in default in complying with the statutory notice.

(b)   *Variation of rights*

For so long as the capital of Antisoma is divided into different classes of shares, all or any of the rights or privileges attached to any class may be varied in accordance with the provision of Article 8 of the Articles and the Act.

(c)   *Dividends*

Antisoma in general meeting may declare a dividend to be paid to the members according to their respective rights and interests in the profits, provided that no larger dividend shall be declared than is recommended by the Directors and no dividend or other monies payable by Antisoma shall bear interest as against Antisoma.

Subject to the rights of persons, if any, entitled to shares with special rights as to dividend, all dividends shall be declared and paid according to the amounts paid up on the shares otherwise than in advance of calls. Subject to that, all dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid; but if any share carries any particular rights as to dividends, such share shall rank to dividend accordingly.

In case several persons are registered as joint holders of any share, any one of such persons may give effectual receipts for all dividends and payments on account of dividends in respect of such share. The Directors may from time to time declare and pay an interim dividend to the members (including any dividend payable at a fixed rate) as appear to the Directors to be justified by the profits of the Company available for distribution. Any dividend unclaimed for one year after having been declared may be invested or otherwise made use of by the Directors for the benefit of Antisoma until claimed. All dividends unclaimed for a period of 12 years from the date they became due for payment shall be forfeited and shall revert to the Company absolutely.

Every dividend shall belong and be paid (subject to Antisoma's lien) to those members who are on the register at the date fixed by the directors for the purpose of determining the persons entitled to such dividend notwithstanding any subsequent transfer or transmission of shares. The Directors may deduct from any dividend or other monies payable to any member on or in respect of a share all such sums that may be due from him to Antisoma on account of calls or otherwise in relation to shares of Antisoma.

Subject to the provisions of statute, the Directors may, if authorised by ordinary resolution, offer the holders of ordinary shares (subject to such exclusions or other arrangements as the Directors may consider necessary or expedient in relation to any legal or practical problems under the laws of any overseas territory or the requirements of any regulatory body or stock exchange) the right to elect to receive new ordinary shares credited as fully paid instead of cash, in respect of all or part of any dividend.

The Directors may withhold the payment of any dividend or other monies payable to a member in respect of shares representing at least 0.25 per cent. of the issued shares of the relevant class, if such member or any other person appearing to be interested in such shares, has been duly served a notice under section 212 of the Act and has failed to supply the information therein required within 14 days of the date of service of the notice.

(d) *Distribution of assets on liquidation*

Subject to the rights attached to the Preference Shares, on a winding up the liquidator may, with the authority of an extraordinary resolution and after deduction of any provision made under section 187 of the Insolvency Act 1986 and section 719 of the Act, divide among the members in kind the whole or any part of the assets of Antisoma and whether or not the assets shall consist of property of one kind, or shall consist of properties of different kinds, and for such purpose may assess such value as he deems fair upon any one or more class or classes of property, and may determine how such division shall be carried out as between members or classes of members but so that if any such division shall be otherwise than in accordance with the existing rights of the members, every member shall have the same right of dissent and other ancillary rights as if such resolution was a special resolution passed in accordance with section 110 of the Insolvency Act 1986.

(e) *Changes in share capital*

Antisoma may from time to time by ordinary resolution increase the capital by the creation of new shares, such increase to be of such aggregate amount and to be divided into shares of such respective amounts as the resolution may prescribe. Subject to such privileges, priorities or conditions as are or may be attached thereto, all new shares shall be subject to the same provisions in all respects as if they had been part of the original capital.

(f) *Transfer of shares*

The shares of Antisoma are in certificated and uncertificated form. All transfers of shares in certificated form may be effected by transfer in writing in any usual or common form and shall be signed by or on behalf of the transferor and (except in the case of fully paid shares) by the transferee. The transferor shall be deemed to remain the holder of the shares until the name of the transferee is entered into the register of members in respect thereof. Shares in uncertificated form may be transferred otherwise than by a written instrument in accordance with the Act or any subordinate legislation made from time to time and the Directors have power to implement any arrangement, they think fit for such transfer which accord with the Act or such subordinate legislation.

The Directors may, in their absolute discretion, and without assigning any reason therefore, refuse to register any transfer of shares unless all of the following conditions are satisfied:

(i) it is not in respect of a share which is not fully paid up, provided that where any share which is not fully paid up is admitted to the Official List of the UK Listing Authority, such discretion may not be exercised in such a way as to prevent a dealing in such shares of that class from taking place on an open and proper basis;

(ii) it is in respect of a share on which the Company does not have a lien;

(iii) it is in respect of only one class of shares;

(iv) it is in favour of not more than four joint holders as transferees;

(v) it is duly stamped or duly certified or otherwise shown to the satisfaction of the Board to be exempt from stamp duty; and

(vi) it is left at the registered office of Antisoma (or such other place as the Directors from time to time determine) accompanied by the relevant share certificate (except where a share certificate has not been issued in respect of the shares in question) and such other evidence as the Directors reasonably require to prove the title of the transferee and the due execution by him or his duly authorised agent of the transfer;

(vii) *if the transferor of which or any person appearing to be interested in which has been* duly served with, but is in default in complying with, a Statutory Notice (as defined in the Articles), save that this section shall not apply in respect of a transfer or *renunciation*

(viii) which is a Permitted Sale (as defined in Article 72(B) of the Articles), or

(ix) of shares by a transferor whose holding of shares immediately prior to the proposed transfer represents less than 0.25 per cent. (one-quarter of one per cent.) of the issued shares of the relevant class, and, if the Directors refuse to register a transfer, they shall within two months after the date on which the transfer was lodged with the Company send to the transferee notice of the refusal. Save as aforesaid, and in section 7.2.2(f) in relation to Preference Shares the Articles contain no restrictions as to the free transferability of fully paid Ordinary Shares.

(g) *Directors' voting rights*

Directors have the power to vote on proposals, arrangements or contracts in which they are interested in specified circumstances. A director shall not vote or be counted in the quorum on any resolution concerning his own appointment as the holder of any office or place of profit with Antisoma or any company in which Antisoma is interested including fixing or varying the terms of his appointment or the termination or extension thereof.

(h) *Borrowing powers*

The Directors may exercise all the borrowing powers of Antisoma including the issue of debentures and other securities. The Directors shall ensure that the borrowings of Antisoma shall not at any time, without the previous sanction of Antisoma in general meeting, exceed the sum calculated in accordance with the Articles.

(i) *Retirement and rotation of directors*

At each annual general meeting, one third of the Directors who are subject to retirement by rotation, or if their number is not three or a multiple of three, then the number nearest to but not exceeding one third, or if their number is less than three then one of them shall retire from office. Any director retiring at a meeting shall retain office until the dissolution of the meeting. No person is incapable of being appointed a director by reason of his having reached the age of 70 or any other age.

7.2.2 Set out below is a summary of the rights attaching to the Preference Shares contained in the Articles:

(a) *Voting rights*

The Preference Shares do not entitle the holders to receive notice of or attend or vote at any general meeting of the shareholders of Antisoma save that they are entitled to receive notice of (but not vote at) any general meeting of the shareholders of the Company if the business of the meeting includes any resolution varying or abrogating any of the special rights attached to the Preference Shares.

(b) *Variation of rights*

The rights attaching to the Preference Shares shall only be adversely varied or abrogated with the consent in writing of the holders of not less than 75 per cent. of the Preference Shares or by an extraordinary resolution passed at a separate class meeting of the holders of the Preference Shares. Any variation which does not adversely affect their rights shall not require such consent.

(c) *Dividends*

The holders of the Preference Shares have no right to receive dividends or other distributions out of the profits of the Company.

(d) *Distribution of assets on a liquidation*

On a return of capital on a liquidation or otherwise (other than a conversion, redemption or repurchase of shares by the Company), the assets of the Company available for distribution among the members shall be applied in priority to any payment to the holders of any other class in the capital of the Company in paying to the holders of the Preference Shares a sum equal to the nominal capital paid up or credited as paid up on such Preference Shares. The provisions of this section are without prejudice to the other provisions of the Articles (as from time to time amended) as to conversion, redemption and repurchase of shares by the Company. The Preference Shares shall not entitle the holders thereof to any further or other right of participation in the assets of the Company.

(e) *Further issues of Preference Shares*

The Company may from time to time create and issue further preference shares ("Further Preference Shares") ranking as regards participation in the profits and assets of the Company *pari passu* with (but not in priority to) the Preference Shares. Subject to the preceding sentence, any such Further Preference Shares may either carry rights and restrictions as regards participation in the profits and assets of the Company which are identical in all respects with the Preference Shares or with any other series of Further Preference Shares or rights and restrictions differing in any respect including but without prejudice to the generality of the foregoing in that:

(i) a premium may be payable on a return of capital or there may be no such premium;

(ii) the Further Preference Shares may be redeemable on such terms and conditions as may be prescribed by the terms of issue thereof and/or the Articles for the time being; and

(iii) the Further Preference shares may be convertible at any rate or rates into Ordinary Shares or any other class of shares ranking as regards participation in the profits and assets of the Company after the Further Preference Shares.

(f) *Restrictions on Transfer of Preference Shares*

(i) The holder of a Preference Share shall not, without obtaining the prior written consent of the Directors, dispose of any interest in or otherwise create any Encumbrance over the Preference Shares registered in his name except in the case of a transfer of all (but not part only) of the Preference Shares to an Affiliate of the holder of the Preference Shares and provided and so long as it remains an Affiliate (failing which all the Preference Shares shall be transferred back to the holder of the Preference Shares prior to the transfer of such Affiliate). For this purpose, "Affiliate" means in relation to any body corporate any holding company within the meaning ascribed to such expression by sections 736 and 736A of the Act or subsidiary of such body corporate or any subsidiary of a holding company of such body corporate. For this purpose, "Encumbrance" means any mortgage, charge (whether fixed or floating), pledge, lien, security interest or other third party right or interest (legal or equitable) over or in respect of the Preference Shares.

58

(ii) The Directors may, in their absolute discretion and without giving any reason, decline to register any transfer of any Preference Shares whether or not it is fully paid.

(iii) The Directors will register a transfer of any Preference Share only upon delivery of evidence reasonably satisfactory to them (which may include an opinion of Counsel of recognised national standing in the United States) that such transfer complies with the requirements of the U.S. Securities Act of 1933, as amended, and the U.S. Investment Company Act of 1940, as amended.

(g) *Conversion*

(i) Subject as hereinafter provided, each holder of Preference Shares shall be entitled at the times and in the manner set out in the Articles to convert all or part of his Preference Shares into fully-paid Ordinary Shares (such Ordinary Shares being hereinafter referred to as the "Converted Ordinary Shares") on the following basis (such rate being herein called the "Conversion Rate"):

A/B = number of Converted Ordinary Shares

where:

A = the aggregate nominal amount expressed in pence of the Preference Shares held by a holder of such share which are the subject of a Conversion Notice pursuant to subsection (iii) below;

B = the price per share expressed in pence which is the arithmetic mean of the midpoints between the bid price and the ask price for an Ordinary Share at the close of business on each of the 20 business days commencing 10 business days before the date upon which a Conversion Notice is served upon the Company pursuant to subsection (iii) below.

Provided that each holder of Preference Shares shall be entitled to convert part only (rather than all) of his Preference Shares into Converted Ordinary Shares on only three occasions.

And provided further that a holder of Preference Shares shall not be entitled to exercise his right to convert Preference Shares into Converted Ordinary Shares if and to the extent that such conversion would result in the aggregate number of Ordinary Shares beneficially held by such holder of Preference Shares constituting more than 19.9 per cent. of the total number of Ordinary Shares in existence immediately following such conversion.

(ii) For the purposes of the provisions of the Articles summarised below, the "Conversion Date" shall be 1 July 2003.

(iii) The right to convert shall (subject as provided in subsection (i) above) be exercisable at any time within the period of two years commencing on the Conversion Date (the "Conversion Period") by completing the notice of conversion endorsed on the share certificate relating to the Preference Shares to be converted or a notice in such other form as may from time to time be prescribed by the Directors of the Company in lieu thereof (a "Conversion Notice") and delivering the same (together with the relevant share certificate) to the Company Secretary for the time being provided, however, that no such notice of conversion may be given in respect of any Preference Shares in respect of which the Company has served such a notice.

(iv) A Conversion Notice may be given in respect of all or part of the Preference Shares registered in the name of any holder and, once given, may not be withdrawn without the consent in writing of the Company. The Company shall give to the holders of the Preference Shares notice in writing not less than 14 days nor more than four weeks

prior to the Conversion Date reminding them of their right to convert. Such notice shall give the name and address of the Company Secretary and shall also, if the Directors have prescribed some form of Conversion Notice different from that endorsed on the certificates relating to the Preference Shares, be accompanied by a copy of the Conversion Notice so prescribed.

(h)   Redemption and repurchase

(i)   Antisoma may, subject to the provisions of the Act, redeem at any time all or any of the Preference Shares in issue at such time (and in respect of which no conversion notice has been received) and the amount payable on redemption thereof shall be the amount paid up thereon.

(ii)   Antisoma shall give to the holders of any Preference Shares to be redeemed not less than 14 days' prior written notice of the redemption date. Upon such date each of the holders of the shares concerned shall be bound to deliver to the Company at such place the certificates for those shares in order that the same may be cancelled and upon such delivery Antisoma shall pay to each holder the amount due in respect of such redemption.

(iii)   Subject to the provisions of the Act, Antisoma may at any time offer to purchase Preference Shares (i) by tender (available alike to all holders of Preference Shares) or (ii) by private treaty, upon such terms and conditions as it may think fit.

(iv)   Upon the redemption of any Preference Shares the unissued shares resulting from such redemption shall be designated and (if necessary and so far as possible) subdivided or consolidated into Ordinary Shares forming one uniform class with the Ordinary Shares in the capital of Antisoma at the time.

8.   Antisoma Option Scheme

8.1   The following section summarises the Option Scheme, which was adopted by the Company on 20 November 1998:

8.1.1   There are two parts to the Antisoma Option Scheme. Part A, being the Approved Scheme ("Part A"), was formally approved by the United Kingdom Inland Revenue on 8 December 1998. Part B, being the Unapproved Scheme ("Part B"), is not approved by the United Kingdom Inland Revenue. The summary below is written in respect of Part A. The terms of Part B are the same unless expressly indicated to the contrary. In addition, the Company has granted Enterprise Management Incentive ("EMI") Options which are subject to the rules of Part B of the Option Scheme. The EMI Options have been granted in accordance with the provisions of Schedule 5 of ITEPA.

8.1.2   Options to acquire Ordinary Shares may be granted at the discretion of the Board with the approval of the Remuneration Committee of the Board (the "Remuneration Committee") to any full time or part time employee of the Company or any participating company who is not within two years of retirement, including any Director required to devote 25 hours or more a week to working for the Company. Options will normally only be granted within 42 days of the announcement of the Company's annual or interim results but the Directors have a discretion allowing them to grant options in exceptional circumstances. Participation in the Option Scheme is entirely separate from and does not affect any pension right or the terms and conditions of employment of any eligible employee.

8.1.3   The Option Scheme is subject to an overall limit on the number of Ordinary Shares which may be acquired by subscription, such that, on any date, the aggregate number of Ordinary Shares in *respect of which Options may be granted may not, when added to the number of Ordinary Shares* placed under option in the previous 10 years (but since the date of Antisoma's flotation on NASDAQ Europe in 1998) under Part A and Part B of the Option Scheme (or any other

employee share scheme adopted by the Company or any subsidiary) or in respect of an exchange of options following a takeover, exceed 10 per cent. of the number of Ordinary Shares in issue immediately prior to that date. For the purposes of this limit, Options which lapse by reason of non-exercise or otherwise or have been released, surrendered or cancelled cease to count.

8.1.4 No Option may be granted to any individual if, as a result, either:

(a) in the case of Part A, the aggregate price payable for the Ordinary Shares which may be acquired pursuant to Options and other rights granted to the option holder under Part A or any other United Kingdom Inland Revenue approved discretionary share option scheme (not being a savings related share option scheme) of the Company or any associated company of the Company, which have neither been exercised nor lapsed, would exceed £30,000; or

(b) in the case of Part B, the market value of the shares under option when aggregated with the market value of shares comprised in any Option granted to an option holder under Part B and any other discretionary share option scheme of the Company or any associated company of the Company during the previous year would exceed 1.5 times the annual salary (excluding cash bonuses and benefits in kind) of the participant for the current financial year or, if the participant did not receive an annual salary in that financial year, 1.5 times his salary for the year beginning on the first day on which the participant receives an annual salary during the current financial year.

8.1.5 Before granting any Option which replaces one previously exercised, the Board must satisfy itself that there has been a sustained improvement in the performance of the Company over the three year period preceding the proposed grant. However, this rule is currently redundant because the Company has an annual granting policy and does not grant "reload" options in this way.

8.1.6 The exercise price shall be not less than the higher of the nominal value of an Antisoma Share and the market value of an Antisoma Share determined by reference to the average of the middle market quotations of a share as derived from the London Stock Exchange Daily Official List on the three dealing days preceding the relevant date of grant. The exercise price and the number of Ordinary Shares subject to an Option may be adjusted in the event of any issue of shares (other than as consideration for an acquisition), a capitalisation issue, share split, consolidation of shares or reduction of capital of the Company and/or any other variation in the share capital of the Company which, in the opinion of the Directors, justifies a variation in the number of shares under option or the option exercise price subject, except in the case of a capitalisation issue, to the receipt by the Directors of written confirmation of auditors that such adjustment is fair and reasonable and (in the case of Part A only) the approval of the United Kingdom Inland Revenue. Option holders shall be notified as soon as practicable of any adjustments in accordance with the terms of the Option Scheme.

8.1.7 In normal circumstances, Options may be exercised at any time between the third and tenth anniversaries of their date of grant, provided that any exercise conditions to which they are subject have been fulfilled and that the option holder is an employee or director of the Company or any participating company.

8.1.8 Exercise conditions will be set by the Directors acting on the recommendation of the Remuneration Committee. Options will become exercisable on the death of a participant or on the option holder ceasing to be an eligible employee by reason of injury, disability, sickness, or redundancy even though the exercise condition has not been satisfied, or, subject to the satisfaction of the exercise condition, retirement or the sale or transfer out of the group of the company, business or that part of the business to which the option holder's employment relates. Rights of exercise arise on a change of control or the reconstruction of the Company and in the event of a voluntary winding-up (subject, in the majority of cases, to the satisfaction of the exercise condition). Options will lapse if they are not exercised within 10 years of their date of

61

grant or if the option holder ceases to be employed in circumstances other than those mentioned above unless the Directors permit otherwise.

8.1.9   The Option Scheme provides for the following:

(a)   Ordinary Shares issued pursuant to the Option Scheme will rank *pari passu* in all respects with the Ordinary Shares already then in issue except that they will not rank for rights attaching to Ordinary Shares by reference to a record date falling prior to the date of issue and in the case of the transfer of existing shares, the participant shall not acquire rights attaching to the shares by reference to a record date falling prior to the date of transfer;

(b)   all Options are non-transferable; and

(c)   on a change of control or reconstruction of the Company, Options may, by agreement with the company acquiring control of the Company, be released in consideration for the grant of equivalent rights over the shares of the acquiring company or a company associated with it. In respect of Part A of the Option Scheme rights are regarded as equivalent if, broadly, the aggregate market values of the shares under both the old and new options and the aggregate exercise price of each option are, on the date of exchange, equal.

8.1.10 The Option Scheme is administered by the Directors, who may amend the Option Scheme by resolution. The prior approval of Antisoma Shareholders in general meeting, will be required for amendments to the advantage of participants. Shareholder approval is not required for minor amendments made to benefit the administration of the Option Scheme, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants in the Option Scheme, the Company or any participating company provided always that Antisoma Shareholder approval must be obtained for amendments to the limits set in sections 8.1.3 and 8.1.4 above. The prior approval of a majority of those option holders who respond to an invitation by the Directors to indicate whether or not they approve of an alteration or addition, will be required for any alterations or additions to their disadvantage. All amendments to Part A require Inland Revenue approval.

8.1.11 The Option Scheme may be terminated at any time by resolution of the Directors or by the Company in general meeting and shall in any event terminate on the tenth anniversary of the commencement date. Termination shall not affect outstanding rights of participants.

8.1.12 In respect of Part A, it is a condition of exercise of options that the amount of any tax, duties or primary Class 1 (employees') National Insurance Contributions for which the Company is required to account to the Inland Revenue as a result of the grant or exercise of any Options shall be reimbursed to the Company by the participant forthwith or in any event no later than 21 days following the date of grant or exercise of the Option as the case may be. Part B contains a similar provision to cover tax, duties, primary Class 1 (employees') National Insurance contributions and subject to the agreement of the participants and, if requested by the Company, secondary Class 1 (employer's) National Insurance Contributions.

8.2   Options granted under Part A and Part B of the Option Scheme were, pursuant to the rules of the Option Scheme, granted for no consideration. Other options granted under individual option instruments have also been granted either for no or nominal consideration. At the date of this document, the following options to subscribe for Ordinary Shares are outstanding under (i) the Option Scheme and (ii) individual grants of options under separate option instruments (11 of which were granted to employees of Antisoma):

Date of grant	No. of Ordinary Shares (pence)	Exercise price per Antisoma Share	Exercise period
16.03.98	648,321	Note (i)	Note (i)
31.03.98	131,285	1.00	17.12.98 to 30.03.05
16.12.98	702,348	74.00	17.12.98 to 15.12.08
16.12.98	129,664	74.00	Note (ii) to 15.12.08
16.12.98	189,088	32.40	Note (iii)
09.07.99	648,321	42.60	Note (ii) to 09.07.09
16.12.99	97,245	104.10	17.12.02 to 15.12.09
18.02.00	378,853	104.60	Note (iv) to 17.2.10
09.06.00	452,564	100.90	Note (iv) to 08.06.10
19.09.00	263,752	142.50	Note (iv) to 18.09.10
13.02.01	218,163	211.90	Note (iv) to 12.02.11
12.03.01	4,139	161.00	Note (iv) to 11.03.11
17.09.01	919,604	37.50	Note (iv) to 16.09.11
16.04.02	3,327,978	20.70	Note (iv) to 15.04.12
23.09.02	6,526,854	12.34	Note (iv) to 22.09.12
20.02.03	1,673,202	26.34	Note (iv) to 19.02.13
28.02.03	89,152	26.34	Note (iv) to 27.02.13
01.10.03	1,823,436	38.17	Note (iv) to 30.09.13
16.02.04	2,163,227	43.125	Note (iv) to 15.02.14
23.02.04	1,505,352	44.84	Note (iv) to 22.02.13
24.03.04	192,307	39.00	Note (iv) to 23.03.14
01.04.04	135,802	40.50	Note (iv) to 31.03.14
21.09.04	2,409,332	14.00	Note (iv) to 20.09.14
	24,630,689		

Notes:

(i) 216,107 of the shares under option become exercisable on each of the first, second and third anniversaries of the date of grant or, if earlier, on the date of a change of control of the Company. The exercise price for the first tranche of options is 32.4 pence per share. The exercise price for the second and third tranches are 38.9 pence per share and 46.6 pence per share respectively. The Options must be exercised on or before 15 March 2005.

(ii) One quarter of the total number of shares under Option are exercisable on the date of grant. One quarter of the total number of shares under Option become exercisable on each of the first, second and third anniversaries of the date of grant.

(iii) The Options are exercisable under two parallel options granted under the Option Scheme: Part A and Part B. Under Part A the Options may only be exercised following an agreement for the commercialisation of R1549 and after three years have lapsed since the date of grant. Under Part B they may be exercised following an agreement for the commercialisation of R1549 or, if earlier, on the date of a change of control of the Company. Shares under Option may be acquired under either Part A or Part B of the Option Scheme, but not both. The latest date that the Options may be exercised is 15 December 2008.

(iv) The Options are exercisable from the day following the third anniversary of grant or following a change in control of the Company. Exercise of the Options is subject to certain conditions relating to share price performance.

9. Antisoma Executive Incentive Plan

9.1 The following section summarises the Incentive Plan, which was adopted at the Annual General Meeting of the Company held on 9 December 2003. No awards have yet been made under the Incentive Plan.

9.1.1 The operation of the Incentive Plan is supervised by the Remuneration Committee.

Two types of award can be made under the Incentive Plan, namely:

(a) Performance Awards: shares are delivered to an executive after three years, subject to continued employment and satisfying a pre-specified performance target; and

(b) Matching Awards: this is a form of co-investment scheme whereby an executive who reinvests part of his, or her annual bonus in shares ("Invested Shares") will receive a matching award of free shares, the receipt of which is subject to continued employment for not less than three years and the meeting of a pre-specified performance target.

9.1.2 All employees of the Company and its subsidiaries who are not under notice nor within six months of their contractual retirement age are eligible to participate in the Incentive Plan at the discretion of the Remuneration Committee. Currently, the Incentive Plan is limited to no more than a small number of senior executives and executive Directors.

9.1.3 Awards may be made within the six weeks following the announcement by the Company of its results for any period, or the removal of any statutory or regulatory restriction which had previously prevented an award being granted or at other times considered by the Remuneration Committee to be exceptional. No awards may be made more than ten years after the adoption of the Incentive Plan by the Company. The Remuneration Committee will formally review the operation of the Incentive Plan after no more than five years. An award consists of the right to acquire shares in the Company for payment equal to a nominal sum. In respect of rights to subscribe for shares this sum is the nominal value of the Company's shares (1 penny per share). Awards are neither transferable nor pensionable.

9.1.4 No Performance Awards will be granted over shares in any financial year whose value is greater than one times an employee's annual rate of salary. The value of shares for this purpose is the average published closing price of an Ordinary Share for the three dealing days immediately preceding the date of grant of the Performance Award. Where the Incentive Plan is operated in the same financial year as the Option Scheme the aggregate value of shares over which Options and Performance Awards can be made in any one financial year to an individual is one and a half times his annual salary. The annual amount of Invested Shares, for which a corresponding Matching Award shall be made, that may be purchased by an employee will be restricted to shares with a value equal to one-third of the employee's annual salary. If the employee agrees to meet the employer National Insurance liability on the exercise of Awards or Options these limits are increased to the extent necessary to leave the employee financially no better off than if the Company was paying the National Insurance.

9.1.5 An award will normally vest no earlier than the third anniversary of its grant to the extent that the applicable performance condition (see below) has been satisfied, the participant is still employed by the Group and, if operated as a co-investment (matching) scheme, the Invested Shares have been retained. It will then remain capable of exercise for a period of three years.

(a) *Performance Awards*

The Remuneration Committee has set a demanding performance condition on the vesting of Performance Awards. For the current Performance Awards, the performance condition is based on the Company's Total Shareholder Return compared to selected UK listed biotechnology/pharmaceutical companies. Performance is measured over the three years starting on 1 January or 1 July immediately preceding the date of grant. Averaging will take place over the month preceding the start and end of the performance period. The vesting of Performance.

Awards are as follows:

Performance ranking after three years	*% of Performance Shares Vesting*
At least upper quartile	100%
Between median and upper quartile	*Pro rata* between 25% and 100%
Median	25%
Below median	Zero

If the performance condition is not satisfied after the first three years, the Performance Award will lapse; there will be no opportunity for retesting. Alternative but broadly no less demanding conditions may be set for below Board level executives if the Remuneration Committee feels that these would be a more appropriate way of motivating selected executives, for example, achieving regulatory approval for certain drugs or achieving revenue targets.

(b)   Matching Awards

The Remuneration Committee has set a demanding performance condition on the vesting of Matching Awards. The performance condition is based on the Company's Total Shareholder Return compared to the same list of selected UK listed biotechnology/pharmaceutical companies as for Performance Awards over a three, four or five year period.

Matching Awards are a multiple of the number of Invested Shares which are acquired (up to 33 per cent. of an executive's salary each year) based on performance as follows:

Performance ranking awards to Invested Shares after 3 years	Ratio of matching awards to Invested Shares after 4 years	Ratio of matching awards to Invested Shares after 5 years	Ratio of matching
At least upper quartile	1:1	1.25:1	1.5:1
Between median and Upper quartile	Pro rata between 0.25:1 and 1:1	Pro rata between 0.3125:1 and 1.25:1	Pro rata between 0.375:1 and 1.5:1
Median	0.25:1	0.3125:1	0.375:1
Below median	Zero	Zero	Zero

After three years, if the Company's performance is below median, the Matching Award will lapse. However, if the Company's performance is at or above median, an executive can decide not to exercise the Matching Award and to keep his/her shares as Invested Shares for a further year, in which case, the matching ratio has the potential to rise (but not fall) as shown in the above table. This is repeated after the fourth year so that at the end of the fifth year, the maximum level of match would be 1.5:1 for upper quartile performance over the five years. An award will lapse upon cessation of employment for any reason, except where the Remuneration Committee considers that circumstances warrant otherwise, in which case the Remuneration Committee shall determine the extent to which the award may be exercised, having regard to the extent to which the performance condition has been met at that time and the time elapsed since the date of award. In the event of a winding up of the Company, an award will vest early, to the extent that the performance condition has been achieved at that date. In the event of a takeover or scheme of arrangement of the Company, awards will not vest early if the acquiring company offers to roll-over awards over shares in the Company into awards over shares in the new holding company on broadly similar terms as judged by the Remuneration Committee immediately prior to the change of control. If such replacement awards are not offered or the Remuneration Committee determines that the basis of exchange is not broadly similar then the awards will vest to the extent that the performance condition has been met at the date of the change of control. Shareholder approval will be required if the Committee wishes to make awards subject to targets which it considers less challenging than those detailed above. The specified performance condition is disclosed in the Company's annual report and accounts.

9.1.6   The Incentive Plan operates over newly issued Ordinary Shares or market-purchased Ordinary Shares. The number of new Ordinary Shares that may be issued under the Incentive Plan and any other employee or executive share scheme established by the Company is limited to 10 per cent. of the issued ordinary share capital of the Company over any 10 consecutive financial years on the proposed date of grant (excluding options granted prior to the Company's flotation on NASDAQ Europe in 1998).

9.1.7 Until awards vest, executives shall have no voting or other rights in respect of the Ordinary Shares subject to their awards. Ordinary Shares allotted under the Incentive Plan rank *pari passu* with all other Ordinary Shares of the Company for the time being in issue (except for rights arising by reference to a record date prior to their allotment).

9.1.8 In the event of any increase or variation of share capital or on a demerger, payment of a capital dividend or similar event involving the Company, adjustments considered to be appropriate by the Committee may be made to the total number of shares subject to awards.

9.1.9 The Incentive Plan may at any time, on the recommendation of the Remuneration Committee, be amended or added to by the Directors in any respect, provided that the prior approval of the Company in general meeting has been obtained for alterations or additions to the rules of the Incentive Plan to the advantage of participants in respect of the rules governing eligibility, individual limits on participation, the terms on which awards may be exercised, overall Incentive Plan limits and the adjustment of awards as described above. Minor amendments to benefit the administration of the Incentive Plan, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or group companies would not require approval in general meeting. This does not inhibit the ability of the Remuneration Committee to adjust performance targets to take account of supervening events so that they will meet their original purpose. No amendment may be made which would be to the disadvantage of a participant unless the majority of participants so affected and who respond to the Company agree to the amendment.

10. Taxation

The comments set out below are intended only as a general guide to the position under current UK tax law and current published UK Inland Revenue practice. They relate only to certain limited aspects of the UK tax treatment of holders of Aptamera Shares and (except so far as express reference is made to the treatment of non-UK resident holders) to the position of persons who are resident or ordinarily resident in the UK for tax purposes and who hold their Aptamera Shares beneficially as an investment. The comments may not apply to certain classes of investors, including but not limited to, dealers in securities and persons who have acquired or who acquire their Aptamera Shares by exercising options under a share option scheme or in any other manner as a director or employee of Aptamera or any company within its group. Any person who is in any doubt about his own tax position, or is subject to taxation in a jurisdiction other than the UK, should consult an appropriate independent tax adviser.

10.1 *Taxation of dividends*

10.1.1 Under current United Kingdom tax legislation Antisoma is not required to withhold tax from dividend payments it makes.

10.1.2 Individual Antisoma Shareholders who are resident for tax purposes in the UK are entitled to a tax credit in respect of any dividend received from Antisoma equal to one ninth of the amount of cash received.

Such individual Antisoma Shareholder's liability to UK tax is calculated on the sum of the dividend and the tax credit which, with certain other investment income, will be regarded as the top part of the individual's income and which will be subject to UK income tax at the rates of tax described below. The tax credit therefore equals 10 per cent. of the sum of the dividend and the tax credit. The tax credit will be available to offset the shareholder's liability (if any) to income tax on the sum of the dividend and tax credit.

Individual Antisoma Shareholders liable to income tax at the basic rate or at a rate which is lower than the basic rate will be liable to tax on dividend income receieved at the rate of 10 per cent. This means that the tax credit will satisfy the income tax liabilitiy of such shareholders.

Individual Antisoma Shareholders who are liable to income tax at the higher rate will be liable to tax on dividend income received at the rate of 32.5 per cent. After taking into account the 10

per cent. tax credit, a higher rate taxpayer will therefore be liable to additional income tax of 22.5 per cent. of the dividend and the tax credit, equal to 25 per cent. of the net dividend.

Where the tax credit exceeds the tax liability of UK resident individual shareholders, they cannot claim repayment of the tax credit from the Inland Revenue.

10.1.3 A corporate Antisoma Shareholder resident for tax purposes in the UK will not normally be liable to corporation tax on any dividend received from Antisoma. These shareholders will not be liable to claim repayment of tax credits attaching to dividends.

10.1.4 Antisoma Shareholders not resident in the UK for tax purposes may be subject to tax on dividend income under any law to which they are subject outside the UK. The right of shareholders not resident in the UK for tax purposes to a tax credit in respect of a dividend and to claim repayment of that tax credit will depend upon the existence and terms of any double taxation convention between the UK and the country in which the holder is resident. Non-resident Antisoma Shareholders should consult their own tax advisers concerning their tax liabilities on dividends received, whether they are entitled to claim any part of the tax credit and, if so, the procedure for doing so.

10.2 *Chargeable gains*

10.2.1 An Aptamera Shareholder who is either resident or, in the case of an individual, ordinarily resident for tax purposes in the UK, or who is not resident in the UK, but carries on a trade, profession or vocation in the UK through a permanent establishment and holds Aptamera Shares for the purposes of that permanent establishment may realise a chargeable gain or an allowable loss depending upon the shareholder's individual circumstances if they sell their Aptamera Shares and receive Consideration Shares pursuant to the Acquisition.

10.3 *Stamp duty*

The transfer of Consideration Shares into a depositary receipt facility after their issuance may give rise to a charge to UK stamp duty or stamp duty reserve tax depending on the precise circumstances of the transfer. If a charge to UK stamp duty or stamp duty reserve tax arises, the charge will be equal to 1.5 per cent. of the value of the Antisoma Shares transferred as at the relevant date of transfer into the depositary receipt facility.

11. Litigation

No member of the Antisoma Group is or has been engaged in any legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Company is aware) which may have or have had in the recent past (covering at least the previous 12 months) a significant effect on the Antisoma Group's financial position.

12. Material Contracts

Other than the contracts listed in section 12.1 below, the Merger Agreement (described in section 12.2 below), and certain voting agreements relating to the Merger Agreement (described in section 12.3 below), no member of the Antisoma Group has entered into (i) any contract (not being a contract entered into in the ordinary course of business) within the two years preceding the date of publication of this document which is or may be material or (ii) any other contract (not being a contract entered into in the ordinary course of business) which contains any provision under which any member of the Antisoma Group has any obligation or entitlement which is material to the Antisoma Group as at the date of this document.

12.1 The following contracts have been available for inspection within the two years immediately preceding publication of this document pursuant to the Placing and Open Offer document dated 25 November 2003 and are again being made available for inspection in accordance with paragraphs 6.C.7(c) of the Listing Rules:

12.1.1 a placing agreement, dated 25 November 2003, made between Antisoma and Nomura International plc pursuant to which Nomura agreed to place certain Ordinary Shares with placees;

12.1.2 irrevocable undertakings, dated 24 November 2003, made between Antisoma and certain of its Shareholders in respect of the Placing and Open Offer pursuant to which Shareholders undertook either to take up or not to take up their rights under the Open Offer. These irrevocable undertakings were given by the following Antisoma Shareholders in respect of the following numbers of Ordinary Shares:

   (i)   Leventis undertook not to take up its rights in respect of 28,293,378 Ordinary Shares;

   (ii)   Roche undertook not to take up its rights in respect of 20,733,240 Ordinary Shares;

   (iii) Barry Price undertook to take up his rights in respect of 295,260 Ordinary Shares;

   (iv)   Raymond Spencer undertook to take up his rights in respect of 202,230 Ordinary Shares;

   (v)   Glyn Edwards undertook to take up his rights in respect of 150,000 Ordinary Shares;

   (vi)   Grahame Cook undertook to take up his rights in respect of 225,000 Ordinary Shares; and

   (vii) James Coombes undertook to take up his rights in respect of 86,250 Ordinary Share; and

12.1.3 a subscription agreement, dated 15 November 2002, made between Antisoma and Roche Finance Limited, pursuant to which Roche Finance Limited agreed to subscribe for 20,733,240 Ordinary Shares and not dispose of such Ordinary Shares for a fixed period.

12.2 On 9 January 2004, Antisoma entered into the Merger Agreement with Aptamera and Aptamera Acquisition, pursuant to which the Acquisition will become effective and Aptamera will become a wholly owned subsidiary of Antisoma if certain conditions are satisfied. The Acquisition is conditional, *inter alia*, upon: (i) the adoption of the Merger Agreement by Aptamera Shareholders; (ii) the declaration of a dividend of at least $800,000 by Aptamera to be paid into an escrow account; (iii) holders of 2.5 per cent. or more of the Aptamera Shares (on a fully diluted basis) shall not have failed to vote in favour of the Acquisition and shall not have demanded certain appraisal rights; and (iv) Admission.

Notice of the Aptamera Proxy Meeting and an 'Information Statement/Private Placement Memorandum' was sent to Aptamera Shareholders on 12 January 2005. The Aptamera Proxy Meeting will be held on 2 February 2005.

Under the terms of Merger Agreement if the Acquisition fails to complete in certain circumstances including, *inter alia*, a majority of Aptamera Shareholders failing to approve the Acquisition, certain breaches of warranties and covenants (including those relating to soliciting competing bids), the existence of a certain percentage of dissenters and shareholders who fail to sign voting agreement, waiver, release and power of attorneys and shareholders' representative agreements, then Aptamera will be obligated to pay Antisoma a fee of $1,000,000 and reimburse Antisoma's expenses up to $250,000. The Merger Agreement also provides that if the Acquisition fails to complete in certain circumstances, including, *inter alia*, as a result of breach of warranties and covenants by Antisoma, then Antisoma will be obligated to pay Aptamera a fee of $1,000,000 and reimburse Aptamera's expenses up to $250,000.

The Merger Agreement provides that Brian Brohman and Kerry Barnhart will enter into consulting agreements with, and non-compete restrictions in favour of, Antisoma and Aptamera.

Pursuant to the Merger Agreement, Aptamera has given certain warranties and agreed to certain undertakings, and its shareholders are providing certain indemnities to Antisoma, which is entitled to bring a claim in respect of the same at any time within 6 months of completion of the Acquisition. To secure such obligations, at Completion, Aptamera will deposit at least $800,000 of its cash into an escrow account and Antisoma will deposit all of the Consideration Shares into the escrow account. Any claim Antisoma may have relating to breaches of representations, warranties, covenants and

agreements will be satisfied by the cash in the escrow account. Any claim Antisoma may have relating to fraud, wilful misrepresentation and wilful misconduct or any loss relating to dissenting shareholders exercising their appraisal rights will be satisfied from the Consideration Shares in escrow. Antisoma must bring a claim within six months. Six months after Completion, the escrow agent will disburse all of the cash and Consideration Shares held in escrow to the Aptamera Shareholders' representative, less any amounts that may be necessary to satisfy an outstanding claim.

Pursuant to the Merger Agreement, Antisoma has also given certain warranties and agreed to certain undertakings, and it is obligated to indemnify Aptamera for breaches thereof up to an aggregate amount of $1,000,000.

The Merger Agreement also provides that Aptamera and CDX, an entity owned by Aptamera's Shareholders, enter into an agreement pursuant to which, before Completion, Aptamera shall grant CDX an exclusive licence to use and exploit certain diagnostic intellectual property currently owned by Aptamera. Pursuant to this licence agreement, Aptamera shall also be granted the option, exercisable at its sole discretion and 13 months after Completion, to acquire CDX and thereby acquire any rights owned and developed by CDX in respect of such licensed diagnostic intellectual property for the aggregate consideration of $2,500,000 plus any additional amount equivalent to any investment in or loan to CDX up to $1,000,000.

12.3 As of 24 January 2005, the last business day prior to publication of this document, Antisoma had entered into voting agreements with certain Aptamera Shareholders pursuant to which such Aptamera Shareholders undertook to approve the Acquisition and the terms of the Merger Agreement. These voting agreements were entered into by Aptamera Shareholders holding not less than 40.7 per cent. of all outstanding Aptamera common shares and not less than 85.8 per cent. of all outstanding Aptamera preferred shares.

13. Properties

Antisoma occupies two properties, both of which are held on a leasehold basis. Antisoma's administrative offices are currently based in approximately 11,000 square feet of office space at Hanger Lane, Ealing, London, England. Antisoma's agreement in respect of the Hanger Lane property expires in 2006. The current rent payable for the Hanger Lane premises is approximately £200,000 per year. Antisoma's laboratories are located in a stand-alone building of approximately 17,000 square feet on the site of St. George's Hospital Medical School, Tooting, London. Antisoma's agreement in respect of the Tooting property expires in 2010. The current annual rent payable under the lease for the Tooting premises is approximately £250,000.

14. Working Capital

In the opinion of the Company, taking into account available cash balances and its existing banking facilities, the working capital available to the Enlarged Group is sufficient for its present requirements, that is, for at least the next 12 months from the date of publication of this document.

15. Significant Change

There has been no significant change in the financial or trading position of the Antisoma Group since 30 June 2004, the date to which the last audited consolidated financial statements of the Antisoma Group were made up.

16. General

16.1 ING Corporate Finance, which is a member of and regulated by the Financial Services Authority, has given and not withdrawn its written consent to the issue of this document with the inclusion herein of the reference to its name in the form and context in which it appears.

16.2 Share certificates for the Consideration Shares will be issued by 18 February 2005. No temporary documents of title have been or will be issued.

16.3 The costs, charges and expenses of and incidental to the Aptamera Acquisition are estimated to amount to approximately £730,000 (excluding VAT).

17. Documents available for inspection

Copies of the following documents will be available for inspection at the offices of CMS Cameron McKenna, Mitre House, 160 Aldersgate Street, London EC1A 4DD during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) from the date of this document until 8 February 2005.

(i)   *this document;*

(ii)   *the Memorandum and Articles of Association of Antisoma;*

(iii)   the audited consolidated financial statements of Antisoma for the two financial years ended 30 June 2004;

(iv)   the service contracts referred to in section 6 of this Part IV;

(v)   the rules of the Antisoma Share Option Scheme;

(vi)   the rules of the Antisoma Incentive Plan;

(vii)   the material contracts referred to in section 12 of this Part IV; and

(viii) the written consent referred to in section 16 of this Part IV.

PART V: GLOSSARY OF TERMS

"aptamer"

A drug made up of a short sequence of the building blocks found in DNA and RNA that folds into a stable three dimensional structure capable of specific interaction with certain proteins

"antibody"

A protein molecule formed by the immune system that reacts specifically with a particular antigen

"antigen"

A molecule targeted by an antibody and capable of stimulating the production of antibodies against itself

"apoptosis"

Programmed cell death – a natural process that plays a vital role in the development, maintenance and renewal of tissues and organs. Failure of apoptosis may be a cause of cancer

"BC1"

An antibody recognising and binding to the ED-B sequence of fibronectin

"cancer"

A group of diseases characterised by uncontrolled growth and spread of abnormal cells

"CEA"

Carcinoembryonic antigen, a protein found on the surface of certain cancer cells

"chelator"

A chemical linker used, for example, to link radioactive isotopes to monoclonal antibodies

"CITC-DTPA"

The chelator that is used to link the isotope yttrium 90 to the BC1 antibody in AS1405

"clinical trials"

The systematic study in humans of medicinal product candidates in order to determine their safety and efficacy. They are generally classified into Phase I to III (see below)

"chromosome"

Chromosomes are compact packages of DNA that contain the cell's genetic information

"cytokine"

A chemical messenger; cytokines are responsible for a co-ordinated immune response

"cytotoxic"

Capable of killing cells

"DMXAA"

5,6,-Dimethylxanthenone-4-acetic acid, the chemical name for AS1404

"DNA"

Deoxyribonucleic acid (DNA) and ribonucleic acid (RNA) are the two chemical substances involved in the genetic transmission of characteristics from parent to offspring and in the manufacture of proteins

"DNase"

An enzyme that degrades DNA

"docetaxel"

One of the taxane class of anti-cancer drugs

"FDA"

The US Food and Drug Administration, the US federal governmental agency which, *inter alia*, approves pharmaceutical and medical products for marketing in the US

"gastrointestinally"

Relating to or occurring in the stomach or intestine

71

"glioblastoma"	Tumour of the glia, the connective tissue of the central nervous system, which makes up about 40 per cent. of the volume of the brain
"GMP"	Current good manufacturing practice as prescribed by law or by the appropriate regulatory agency in the country of use
"Gemcitabine"	A drug licensed for the treatment of certain cancers
"HMFG1"	A mouse monoclonal antibody which targets MUC1; its human derivative is the drug R1550 and also forms the targeting component of the drug AS1406
"humanised"	A molecule derived from an animal cell that has been genetically modified in order to give the molecule some properties of a human cell product. Antibodies may be humanised so that they are less likely to be rejected by the body's immune system on repeat administration
"hybridoma"	A hybrid cell resulting from the fusion of a type of white blood cell and a tumour cell, which is used to culture antibodies
"IL-12"	A cytokine with a wide range of biological effects; when given as a drug it has been shown to have anti-tumour activity
"in-licensing"	The acquisition of rights to develop and sell product candidates in exchange for payments which typically include cash, milestone payments and royalties on any future sales
"MUC1"	A cell membrane protein involved in a variety of tumours of epithelial origin
"murine"	Of mouse (or rat) origin
"non-small cell lung cancer" or "NSCLC"	Lung cancer arising from cells other than the so-called 'small cells'. Approximately 75 per cent. of reported cases of lung cancer fall into this category
"nucleolin"	A protein found in the interior of cells that is shown to be present on the surface of certain cancer cells
"oncology"	The study of cancer/tumours including the study of their development, diagnosis and prevention
"oncosis"	Cell death caused by swelling and ultimately bursting of the cell
"out-licensing"	The sale of rights to develop and sell product candidates in exchange for payments which typically include cash, milestones, and royalties on any future sales
"paclitaxel"	One of the taxane class of anti-cancer drug
"Phase I clinical trials"	Studies in small numbers (often no more than 20) patients to determine how a molecule behaves in the body, how well tolerated it is and which dose or doses might be most appropriate
"Phase II clinical trials"	Studies that assess the product candidate's short-term safety and preliminary efficacy in a limited number of patients with the relevant disease

"Phase III clinical trials"	Studies that involve a comprehensive evaluation of safety and efficacy of the product candidate in a sufficient number of patients to obtain statistically significant results
"pre-clinical trials"	These are tests carried out on a product candidate, manufactured to meet regulatory guidelines, to ensure product safety and quality prior to commencing studies in humans. These tests investigate the toxicity and efficacy in model systems, safety and stability of the product candidate and also validate the GMP manufacturing processes. Certain of these tests will often continue after commencement of human clinical studies
"protein"	A chemical substance made up of one or several chains of smaller molecules called amino acids
"RNase"	Enzyme that degrades RNA
"solid tumour"	A tumour in the form of a 'lump', as distinct from cancers that affect blood cells or are borne in the blood
"telomerase"	An enzyme that causes the elongation and regeneration of telomeres
"telomeres"	Telomeres are sequences of DNA at the end of chromosomes that are involved in their protection, regulation and stabilisation
"tumour"	A mass of new tissue growth as seen in many types of cancer
"xenograft"	A graft of cells or tissues between individuals of different species; xenografts are often used to study the behaviour of human tumours in animal models

AGREEMENT AND PLAN OF MERGER

By and Among

ANTISOMA PLC,

APTAMERA ACQUISITION CORP.

and

APTAMERA, INC.

January 9, 2005

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger ("Agreement") is entered into by and among Antisoma plc, a company organized under the laws of England and Wales ("Buyer"), Aptamera Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Buyer ("Merger Sub"), and Aptamera, Inc., a Delaware corporation (the "Company").

PRELIMINARY STATEMENTS

A.   Buyer, Merger Sub and the Company intend to effect a merger of the Merger Sub into the Company in accordance with this Agreement and the DGCL (the "Merger"), at which time the Company will become a wholly-owned subsidiary of Buyer and Merger Sub will cease to exist.

B.   It is intended that the Merger qualify as a tax-free reorganization under the Code.

C.   The respective boards of directors of Buyer, Merger Sub and the Company have approved this Agreement and the Merger.

AGREEMENT

The parties, intending to be legally bound, agree as follows:

ARTICLE 1

DEFINITIONS AND USE OF TERMS

1.1   CONSTRUCTION

Any reference in this Agreement to an "Article," "Section" or "Schedule" refers to the corresponding Article, Section or Schedule of or to this Agreement, unless the context indicates otherwise. The headings of Articles and Sections are provided for convenience only and should not affect the construction or interpretation of this Agreement. All words used in this Agreement should be construed to be of such gender or number as the circumstances require. The term "include" or "including" indicates examples of a foregoing general statement and not a limitation on that general statement. Any reference to a statute refers to the statute, any amendments or successor legislation, and all regulations promulgated under or implementing the statute, as in effect at the relevant time. Any reference to a Contract or other document as of a given date means the Contract or other document as amended, supplemented and modified from time to time through such date.

1.2   DEFINITIONS

For the purposes of this Agreement, the following terms and variations on them have the meanings specified in this Section:

"Acquisition Proposal" means any offer, proposal, inquiry or indication of interest (other than an offer, proposal, inquiry or indication of interest by Buyer) contemplating or otherwise relating to any Acquisition Transaction.

"Acquisition Transaction" shall mean any transaction or series of transactions (other than the Diagnostic IP License) involving:

(a)   any merger, consolidation, share exchange, business combination, issuance of securities, acquisition of securities, tender offer, exchange offer or other similar transaction in which (i) the Company is a constituent corporation, (ii) a Person or "group" (as defined in the Securities Exchange Act of 1934, as amended and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 15% of the outstanding securities of any class of voting securities of any of the Company, or (iii) the Company issues or sells securities representing more than 5% of the outstanding securities of any class of its voting securities; or

(b)   any sale (other than sales of inventory in the ordinary course of business), lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 5% or more of the consolidated net revenues, net income or assets of the Company.

"Adverse Consequence" means any Liability, loss, actual damage, claim, cost, deficiency, diminution of value, or expense (including costs of investigation and defense, penalties, and reasonable legal fees and costs), whether or not involving a third-party claim.

"Affiliates" means a party's past, present and future administrators, affiliates, administrators, agents, assigns, beneficiaries, directors, employees, executors, fiduciaries, heirs, insurers, reinsurers, shareholders, subrogees, subrogors, successors, sureties, trustees, and other Representatives and related parties.

"Agreement" means this Agreement and Plan of Merger together with all Schedules, documents, exhibits and instruments delivered in connection herewith.

"Ancillary Agreements" means the Consulting Agreements, Noncompetition Agreements and Escrow Agreement.

"Applicable Contracts" is defined in Section 3.13.

"Appraisal Claim" is defined in Section 11.4(c).

"Approvals" is defined in Section 3.19(a).

"Balance Sheet" means the Company's audited December 31, 2003 balance sheet.

2

"Best Efforts" means the efforts that a prudent Person desirous of achieving a result would use in similar circumstances to achieve that result as expeditiously as possible; provided, however, that a Person required to use Best Efforts under this Agreement will not be required to take actions that would result in a material adverse change in the benefits to such Person of this Agreement and the Contemplated Transactions, or to dispose of or make any change to its business, expend substantial funds or incur any other material burden.

"Board" means the Company's Board of Directors.

"Buyer" is defined in the first paragraph of this Agreement.

"Buyer Board" means Buyer's board of directors.

"Buyer Indemnitees" is defined in Section 11.2.

"Buyer Stock" means the ordinary shares, par value £0.01 per share, of Buyer.

"Buyer's Advisors" is defined in Section 5.1.

"Buyer's Disclosure Schedule" means all the Schedules delivered pursuant to Article 4 by Buyer to the Company concurrently with the execution and delivery of this Agreement which constitute exceptions to Buyer's representations and warranties in Article 4 or which provide information to which such representations and warranties specifically refer.

"CERCLA" means the United States Comprehensive Environmental Response, Compensation, and Liability Act.

"Certificate of Merger" is defined in Section 2.3.

"Claim Notice" is defined in Section 11.4(a).

"Claim" is defined in Section 11.4.

"Cleanup" means any investigative, monitoring, cleanup, removal, containment or other remedial or response action required by any Environmental Law or Occupational Safety and Health Law.

"Closing" is defined in Section 2.3.

"Closing Date" means the date on which the Closing actually takes place.

"Code" means the Internal Revenue Code of 1986 or any successor law, and all U.S. Treasury regulations and rulings issued by the IRS or any Governmental Body pursuant to the Internal Revenue Code or any successor law.

"Common Stock Exchange Ratio" is defined in Section 2.6(a)(iii).

"Company" is defined in the first paragraph of this Agreement.

3

"Company Board Recommendation" is defined in Section 7.1(b).

"Company Certificate" means the Company's Third Amended and Restated Certificate of Incorporation.

"Company Common Stock" means the common stock, par value $0.001 per share, of the Company.

"Company Disclosure Schedule" means all the Schedules delivered pursuant to Article 3 by the Company to Buyer concurrently with the execution and delivery of this Agreement which constitute exceptions to the Company's representations and warranties in Article 3 or which provide information to which such representations and warranties specifically refer.

"Company IP" is defined in Section 3.12(b)(i).

"Company Options" means stock options or other Rights granted by the Company pursuant to the Company's stock option plans.

"Company Owned IP" is defined in Section 3.12(b)(ii).

"Company Preferred Stock" means the Series A Prime Preferred Stock, par value $0.001 of the Company.

"Company Stock" means Company Common Stock and Company Preferred Stock.

"Company Stock Certificate(s)" means certificates representing shares of Company Common Stock or Company Preferred Stock.

"Company Stockholder Notice" is defined in Section 7.1(a).

"Company Stockholders" means the holders of Company Common Stock and Company Preferred Stock.

"Company Stockholders' Meeting" is defined in Section 7.1(a).

"Company Triggering Event" means:

(a)   the failure of the Board to recommend that the Company Stockholders vote to adopt this Agreement, the Board's cancellation of the Company Stockholders' Meeting pursuant to Section 7.1(c), the withdrawal or modification of the Company Board Recommendation in a manner adverse to the Buyer, or the taking of any action by the Board or any member thereof that is or becomes disclosed publicly or to a third party and which can reasonably be interpreted to indicate that the Board or such member does not support the Merger or does not believe that the Merger is in the best interests of the Company Stockholders;

(b)   the Company shall have failed to include in the Proxy Statement/Private Placement Memorandum the Company Board Recommendation or a statement to the effect that

4

the Board has determined and believes that the Merger is in the best interests of the Company Stockholders;

(c)   the Board fails to reaffirm, unanimously and without qualification, the Company Board Recommendation, or fails to state to the Company Stockholders, unanimously and without qualification, that the Merger is in the best interests of the Company Stockholders, within five business days after Buyer requests in writing that such action be taken;

(d)   the Board shall have approved, endorsed or recommended any Acquisition Proposal;

(e)   the Company or any of its Representatives shall have breached or taken any action inconsistent with any of the provisions set forth in Section 5.7.

(f)   a tender or exchange offer relating to securities of the Company shall have been commenced and the Company shall not have sent to its stockholders within 10 business days after the commencement of such tender or exchange offer, a statement disclosing that the Board recommends rejection of such tender or exchange offer; or

(g)   an Acquisition Proposal is publicly announced, and the Company fails to issue a press release announcing its opposition to such Acquisition Proposal within 10 business days after such Acquisition Proposal is announced.

"Consent" or "Consents" means any approval, consent, ratification, waiver, or other authorization (including, any Governmental Authorization) of any Person.

"Consulting Agreements" is defined in Section 2.4(a)(ii).

"Contemplated Transactions" means all of the transactions to be carried out in accordance with this Agreement, including the merger of Merger Sub with and into the Company, the performance by the parties of their other obligations under this Agreement, and the execution, delivery, and performance of the Ancillary Agreements.

"Contract" means any written agreement (a) under which the Company has or may acquire any rights, (b) under which the Company has or may become subject to any obligation or Liability, (c) by which the Company or any of the assets owned or used by it is or may become bound, or (d) which may relate to, establish or restrict any rights or obligations affecting the Shares or any present or future securities of the Company.

"Contravene" -- an act or omission would "Contravene" something if, as the context requires:

(a)   the act or omission would conflict with it, violate it, result in a breach or violation of or failure to comply with it, or constitute a default under it;

(b)   the act or omission would give any Governmental Body or other Person the right to challenge, revoke, withdraw, suspend, cancel, terminate, or modify it, to exercise any remedy

5

or obtain any relief under it, or to declare a default or accelerate the maturity of any obligation under it; or

(c)   the act or omission would result in the creation of an Encumbrance on the stock or assets of the Company.

"Copyrights" is defined in Section 3.12(a).

"DGCL" means the Delaware General Corporation Law.

"Diagnostic IP License" is defined in Section 2.4(d).

"Dissenting Shares" is defined in Section 2.9.

"Dissenting Stockholders" is defined in Section 2.9.

"Effective Time" is defined in Section 2.3.

"Employee Benefit Plan" means any qualified or non-qualified fringe benefit, disability, health, medical, life insurance, supplemental compensation, incentive, wage continuation, retirement, pension, profit sharing, bonus, deferred compensation, stock ownership or other plan, trust, policy or arrangement involving any past, present or future employee, consultant, representative, or agent of the Company, including any plan, program or arrangement defined in or relevant to any provision of ERISA.

"Encumbrance" means any lien, option, pledge or security interest.

"Environment" means any soil, land surface or subsurface strata, surface waters (including, navigable waters, ocean waters, streams, ponds, drainage basins, and wetlands), ground waters, drinking water supply, stream, sediments, ambient air (including indoor air), plant and animal life, and any other environmental medium or natural resource.

"Environmental, Health and Safety Liabilities" means any cost, damage, expense, Liability, obligation, or other responsibility arising from or under Environmental Law or Occupational Safety and Health Law including, any costs, damage, financial responsibility, expenses, liabilities, obligations or other Liability for, arising out of or relating to:

(a)   The Environment;

(b)   The presence, generation, use, handling, transport, recycling, reclamation, disposal, treatment, storage or release of any Hazardous Material;

(c)   Any environmental, health, or safety matters or conditions (including on-site or off-site contamination, occupational safety and health, and regulation of chemical substances or products);

(d)   Fines, penalties, judgments, awards, settlements, legal or administrative Proceedings, damages, losses, claims, demands and response, investigative, remedial and

inspection costs and expenses arising under Environmental Law or Occupational Safety and Health Law;

(e)   Any Environmental Law or Occupational Safety and Health Law for cleanup costs or corrective action required by any applicable Environmental Law or any Occupational Safety and Health Law (whether or not such cleanup has been required or requested by any Governmental Body or any other Person) and for any natural resource damages; or

(f)   Any other compliance, corrective, investigative, or remedial measures required under any Environmental Law or any Occupational Safety and Health Law.

The terms "removal," "remedial," and "response action," include, without limitation, the types of activities covered by CERCLA.

"Environmental Law" means any Legal Requirement that governs, regulates, requires or relates to: (a) advising appropriate authorities, employees, and the public of intended or actual releases of pollutants or hazardous substances or materials, violations of discharge limits, or other prohibitions and of the commencements of activities, such as resource extraction or construction, that could have significant impact on the Environment; (b) preventing or reducing to acceptable levels the release of pollutants or Hazardous Materials into the Environment; (c) reducing the quantities, preventing the Release, or minimizing the hazardous characteristics of wastes that are generated; (d) assuring that products are designed, formulated, packaged, and used so that they do not present unreasonable risks to human health or the Environment when used or disposed of; (e) protecting resources, species, or ecological amenities; (f) reducing to acceptable levels the risks inherent in the transportation of Hazardous Materials, pollutants, oil, or other potentially harmful substances; (g) cleaning up pollutants that have been released, preventing the Threat of Release, or paying the costs of such clean up or prevention; (h) making responsible parties pay private parties, or groups of them, for damages done to their health or the Environment, or permitting self-appointed representatives of the public interest to recover for injuries done to public assets; (i) Hazardous Activities, Hazardous Materials, pollutants, petroleum products, oil, asbestos or other potentially harmful substances; or (j) the protection of the health, safety and welfare of the public, water health and safety and pollution and/or protection of the Environment.

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended, and regulations and rules issued pursuant to that Act.

"Escrow Account" is defined in Section 2.4(c).

"Escrow Agent" is defined in Section 2.4(c).

"Escrow Agreement" is defined in Section 2.4(c).

"Exchange Agent" is defined in Section 2.8(a).

"Exchange Agreement" is defined in Section 2.8(a).

7

"Facilities" means any real property, leaseholds, or other interests currently or owned, operated or managed by the Company and any buildings, plants, structures, or equipment (including motor vehicles, tank cars, and rolling stock) currently owned or operated by the Company.

"FDA" is defined in Section 3.19(a).

"Fiduciary" has the meaning as defined in ERISA §3(21).

"Financial Statements" is defined in Section 3.4.

"Formation Date" means the date on which the Company was incorporated.

"Fraud Claim" is defined in Section 11.4(b).

"GAAP" means the United States generally accepted accounting principles, consistently applied.

"Governmental Authorization" means any approval, consent, license, permit, waiver, or other authorization issued, granted, given, or otherwise made available by or under the authority of any Governmental Body.

"Governmental Body" means any: (a) federal, state, local or municipal government; or (b) governmental or quasi-governmental authority of any nature, including, (i) any governmental agency, branch, department, official, or entity, (ii) any court, judicial authority or other tribunal, and (iii) any arbitration body or tribunal.

"Hazardous Activity" means the distribution, generation, handling, importing, management, manufacturing, processing, production, refinement, Release, storage, transfer, transportation, treatment, or use of Hazardous Materials in, on, under, about, or from the Facilities or any part thereof into the Environment in violation of Environmental Law, or any other act, business, operation, or action that poses a risk of illness or property damage or diminution in value of any property resulting from Hazardous Materials in violation of Environmental Law.

"Hazardous Materials" means any waste or other substance that is listed, regulated, defined, designated, or classified under, or otherwise determined to be, hazardous, radioactive, toxic, or a pollutant or a contaminant pursuant to, any Environmental Law and will include materials or equipment containing polychlorinated biphenals or asbestos in any form.

"Indemnity Dividend" is defined in Section 5.8.

"Intellectual Property" is defined in Section 3.12(a).

"Interim Financial Statements" is defined in Section 3.4.

"IRS" means the United States Internal Revenue Service or any successor agency and, to the extent relevant, the United States Department of Treasury.

"Knowledge" an entity will be considered to have "Knowledge" of a fact or matter if any individual who is serving as a director or senior executive officer of that entity (or any person in a similar capacity) has knowledge of the fact or matter or reasonably could obtain knowledge of the fact or matter in the course of a reasonable investigation with respect to such fact or matter; provided, however, that for purposes of Sections 3.12 and 3.31(c), the Company will be considered to have "Knowledge" of a fact or matter only if any individual who is serving as a director or senior executive officer of the Company (or any person in a similar capacity) has actual knowledge of the fact or matter.

"Lease" is defined in Section 3.10.

"Leased Property" is defined in Section 3.10.

"Legal Requirement" means any federal, state, local, municipal or other administrative order, constitution, law, operational memorandum, guidance documents, policy, charter, ordinance, rule, code, principle of common law, case, decision, regulation, statute, or treaty including, Environmental Laws, Occupational Safety and Health Laws, Orders, ERISA and the Code.

"Liability" means any present or future liability or obligation whether known or unknown, foreseeable or unforeseeable, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due.

"Listing Particulars" means the Listing Particulars filed by Buyer with the UK Listing Authority for the Merger Consideration to be admitted to the Official List and to the London Stock Exchange in connection with this Agreement.

"Marks" is defined in Section 3.12(a).

"Material Adverse Change (or Effect)" –

An event, violation, inaccuracy, circumstance or other matter will be deemed to have a "Material Adverse Change (or Effect)" on the Company if such event, violation, inaccuracy, circumstance or other matter (considered together with all other matters that would constitute exceptions to the representations and warranties set forth in the Agreement but for the presence of "Material Adverse Effect" or other materiality qualifications, or any similar qualifications, in such representations and warranties) had or would reasonably be expected to have a material adverse effect on (i) the business, condition, capitalization, assets, liabilities, operations or financial performance of the Company other than any change, event or effect resulting from (A) changes in general economic conditions, (B) the announcement of this Agreement and the transactions contemplated hereby, (C) changes in general conditions in the pharmaceutical or biotechnology industries, or (D) changes in any Legal Requirements or applicable accounting regulations or principles, (ii) the ability of the Company to consummate the Merger or any of the other transactions contemplated by the Agreement or the Stock Option Agreement or to perform any of its obligations under the Agreement or the Stock Option Agreement, or (iii) Buyer's ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of the Surviving Corporation.

9

An event, violation, inaccuracy, circumstance or other matter will be deemed to have a "Material Adverse Effect" on Buyer if such event, violation, inaccuracy, circumstance or other matter (considered together with all other matters that would constitute exceptions to the representations and warranties set forth in the Agreement but for the presence of "Material Adverse Effect" or other materiality qualifications, or any similar qualifications, in such representations and warranties) had or would reasonably be expected to have a material adverse effect on (i) the business, condition, capitalization, assets, liabilities, operations or financial performance of Buyer other than any change, event or effect resulting from (A) changes in general economic conditions, (B) the announcement of this Agreement and the transactions contemplated hereby, (C) changes in general conditions in the pharmaceutical or biotechnology industries, or (D) changes in any Legal Requirements or applicable accounting regulations or principles; *provided, however,* that a decline in Buyer's stock price shall not, in and of itself, be deemed to constitute a Material Adverse Effect on Buyer, or (ii) the ability of Buyer to consummate the Merger or any of the other transactions contemplated by the Agreement or to perform any of its obligations under the Agreement.

"Merger" has the meaning specified in the preliminary statements.

"Merger Consideration" is defined in Section 2.4(b)(i).

"Merger Shares" is defined in Section 2.4(b)(i).

"Merger Sub" is defined in the first paragraph of this Agreement.

"Merger Sub Common Stock" means the common stock, no par value per share, of Merger Sub.

"Noncompetition Agreements" has the meaning specified in Section 2.4(a)(iii).

"Occupational Safety and Health Law" means any Legal Requirement which governs, regulates or relates to safety and health conditions or is designed to provide safe and healthful working conditions and to reduce occupational safety and health hazards, and any program, whether governmental or private (including those promulgated or sponsored by industry associations and insurance companies), designed to provide safe and healthful working conditions.

"Optionholder" means the holder of an Option.

"Option Plan" means the Company's 2004 Stock Plan.

"Options" means options issued by the Company pursuant to the Option Plan.

"Order" means any award, decision, injunction, judgment, order, ruling, subpoena, or verdict entered, issued, made, or rendered by any court, administrative agency, or other Governmental Body or by any arbitrator.

"Ordinary Course of Business" means an action taken by a Person that is consistent with the past practices of such Person and is taken in the ordinary course of the normal day-to-day

10

operations of such Person and such action is similar in nature and magnitude to actions customarily taken.

"Organizational Documents" means the articles or certificates of incorporation and the bylaws or memorandum and articles of association of a corporation including any amendments thereto or restatements thereof, and all resolutions of the board of directors and shareholders of such company.

"Patents" is defined in Section 3.12(a).

"Permitted Encumbrances" is defined in Section 3.9.

"Person" means any individual, corporation, general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, labor union, or other entity or Governmental Body.

"Preferred Stock Exchange Ratio" is defined in Section 2.6(a)(iii).

"Proceeding" means any action, arbitration, audit, hearing, investigation, litigation, or suit (whether civil, criminal, administrative, investigative, or informal) commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Body, mediator or arbitrator.

"Products" means all products designed, manufactured, produced, leased, licensed, distributed or sold by the Company.

"Proxy Statement/Private Placement Memorandum" means the proxy statement of the Company to be distributed in connection with the Company Stockholders' Meeting pursuant to the DGCL and the private placement memorandum of Buyer to be used in connection with the offering of the Buyer Stock to the Company Stockholders pursuant to Regulation D or other provisions of the Securities Act.

"Related Person" means, with respect to a particular Person, any other Person directly or indirectly controlling, controlled by or under common control with, such Person and, with respect to an individual, any other individual that is a member of the individual's family to the third degree (by blood, marriage or adoption), a member of the individual's household, an entity in which the individual participates in management, or an employee or employer of the individual. For purposes of this definition, "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of an entity, whether through the ownership of voting securities or otherwise, and will be construed in accordance with the rules promulgated under the Securities Act.

"Release" means any spilling, leaking, emitting, discharging, depositing, escaping, leaching, dumping, or other releasing into the Environment, whether intentional or unintentional.

"Representatives" means any directors, officers, employees, consultants, advisors or other representatives of a Person.

"Required Company Stockholder Vote" means all necessary actions and proceedings on the part of the Company and its stockholders required to duly and validly authorize the execution and delivery of this Agreement by the Company and the consummation by the Company of the Contemplated Transactions.

"Requisite Stockholders" means holders of not less than 92.5% of the outstanding shares of Company Common Stock assuming the exercise of all Company Options and Warrants and the conversion of all outstanding shares of Company Preferred Stock into Company Common Stock.

"Rights" means all options, warrants and other rights to acquire shares of Company Common Stock or Company Preferred Stock or securities convertible into or exercisable therefor, including the Options and Warrants.

"Schedules," when followed by a number, refers to a section of the Company's Disclosure Schedule or Buyer's Disclosure Schedule, as appropriate.

"Securities Act" means the Securities Act of 1933.

"Stockholders' Representative" is defined in Section 12.1.

"Stockholders' Representative Agreement" is defined in Section 12.2.

"Superior Proposal" means any Acquisition Proposal that the Board determines, in its reasonable judgment, (a) after receipt of a written opinion of an independent financial advisor of nationally recognized reputation, to be more favorable from a financial point of view to the Company Stockholders than the terms of the Merger and (b) is reasonably capable of being consummated; provided, however, that any such offer shall not be deemed to be a "Superior Proposal" if any financing required to consummate the transaction contemplated by such offer is not committed and is not reasonably capable of being obtained by such third party.

"Surviving Corporation" is defined in Section 2.1.

"Tax" means any federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code §59(A)), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated or other tax, assessment or charge by a Governmental Body of any kind whatsoever, including any interest, penalty or addition thereto, whether disputed or not.

"Tax Return" means any return (including any information return), report, statement, schedule, notice, form, or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection, or payment of any Tax or in connection with the administration, implementation, or enforcement of or compliance with any Legal Requirement relating to any Tax.

12

"Threatened" means a claim, Proceeding, dispute, action, or other matter if any demand or statement has been made (orally or in writing) or any notice has been given (orally or in writing), or if any other event has occurred or any other circumstances exist, that would lead a reasonable Person to conclude that such a claim, Proceeding, dispute, action, or other matter may be asserted, commenced, taken, or otherwise pursued in the future.

"Threat of Release" means a reasonable possibility of a Release that may require action in order to prevent or mitigate damage to the Environment that may result from such Release.

"Trade Secrets" is defined in Section 3.12(a).

"Voting and Release Agreements" is defined in Section 2.4(a)(v).

"Warrants" means any warrants for Company Stock issued by the Company.

"Warrantholder" means the holder of a Warrant.

ARTICLE 2

DESCRIPTION OF TRANSACTION

2.1 MERGER OF MERGER SUB INTO THE COMPANY

Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time (as defined in Section 2.3), Merger Sub shall be merged with and into the Company and the separate existence of Merger Sub shall cease. Following the Effective Time, the Company shall continue as the surviving corporation (the "Surviving Corporation").

2.2 EFFECT OF THE MERGER

The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL.

2.3 CLOSING; EFFECTIVE TIME

The consummation of the transactions contemplated by this Agreement which are to take place before the filing of the Certificate of Merger ("Closing") shall take place at the offices of Baker & McKenzie, 130 East Randolph Drive, Chicago, Illinois 60601, at 10:00 a.m. on the date to be designated by Buyer, which shall be no later than the second business day after the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Articles 8 and 9 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions). Subject to the provisions of this Agreement, a certificate of merger satisfying the applicable requirements of the DGCL (the "Certificate of Merger") shall be duly executed by the Company and, simultaneously with or as soon as practicable following the Closing, filed with the Secretary of State of the State of Delaware. The Merger shall become effective upon the latest of: (a) the date and time of the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, or (b)

13

such later date and time as may be specified in the Certificate of Merger with the consent of Buyer and the Company (the "Effective Time").

2.4   CLOSING DELIVERIES

At the Closing:

(a)   The Company will deliver to Buyer and Merger Sub:

(i)   the Certificate of Merger executed by the Company;

(ii)   consulting agreements substantially in the form of Exhibits 2.4(a)(ii)(A) and (B), executed by the Company and each Brian Brohman and Kerry Barnhart, respectively (collectively, the "Consulting Agreements");

(iii)   noncompetition agreements substantially in the form of Exhibits 2.4(a)(iii)(A) and (B), executed by each of Brian Brohman and Kerry Barnhart, respectively (collectively, the "Noncompetition Agreements");

(iv)   a certificate executed by an officer of the Company as to the accuracy of the Company's representations and warranties as of the date of this Agreement and as of the Closing in accordance with Section 8.1 and as to their compliance with and performance of the covenants and obligations to be performed or complied with at or before the Closing in accordance with Section 8.2; and

(v)   voting agreements, waivers, releases and powers of attorney substantially in the form of Exhibit 2.4(a)(v), executed by the Requisite Stockholders (the "Voting and Release Agreements"); and

(vi)   Stockholders' Representative Agreements in a form that complies with Section 12.2.

(b)   Buyer and Merger Sub will deliver:

(i)   to the Exchange Agent in accordance with Section 2.6, (A) 66,500,000 shares of Buyer Stock (the "Merger Shares") as adjusted upward as necessary pursuant to Section 2.6(c) (the Merger Shares so adjusted, the "Merger Consideration") less that portion of the Merger Consideration otherwise allocable to the Dissenting Stockholders;

(ii)   to the Company and the Stockholders' Representative, the Certificate of Merger executed by Merger Sub; and

(iii)   to the Company and the Stockholders' Representative, a certificate executed by an officer of Buyer and Merger Sub as to the accuracy of the representations and warranties of Buyer and Merger Sub, respectively, as of the date of this Agreement and as of the Closing in accordance with Section 9.1 and as to their compliance with and performance of the covenants and obligations to be performed or complied with at or before the Closing in accordance with Section 9.2.

14

(c)   Buyer and the Stockholders' Representative will enter into an escrow agreement in the form of Exhibit 2.4(c) (the "Escrow Agreement") with the escrow agent which is party thereto ("Escrow Agent"), and the Company will deliver the Indemnity Dividend to the Escrow Agent for deposit into an escrow account created pursuant to the Escrow Agreement ("Escrow Account").

(d)   The Company and CDX Technologies, Inc., a Delaware corporation, will enter into a license and option agreement in the form of Exhibit 2.4(d) (the "Diagnostic IP License").

2.5   CERTIFICATE OF INCORPORATION AND BYLAWS; DIRECTORS AND OFFICERS

At the Effective Time:

(a)   the Certificate of Incorporation of the Surviving Corporation shall be amended to read in its entirety substantially as set forth on Exhibit 2.5(a);

(b)   the Bylaws of the Surviving Corporation shall be amended to read in its entirety substantially as set forth on Exhibit 2.5(b); and

(c)   the directors and officers of the Surviving Corporation immediately after the Effective Time shall be the respective individuals who are directors and officers of Merger Sub immediately prior to the Effective Time.

2.6   CONVERSION OF SHARES

(a)   At the Effective Time, by virtue of the Merger and without any further action on the part of Buyer, Merger Sub, the Company, or any stockholder of the Company:

(i)   any shares of Company Stock then held by the Company or any wholly-owned subsidiary of the Company (or held in the Company's treasury) (together with any associated Rights) shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(ii)   any shares of Company Stock then held by Buyer, Merger Sub or any other wholly-owned subsidiary of Buyer (together with any associated Rights) shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(iii)   except as provided in clauses (i) and (ii) above and subject to Sections 2.6(b) and 2.6(c), and other than Dissenting Shares, (A) each share of Company Common Stock then outstanding (together with any associated Rights) shall be converted into and represent the right to receive a number of Buyer Shares pursuant to Schedule 2.6(a)(iii) (such number as adjusted in accordance with Sections 2.6(b) and 2.6(c), the "Common Stock Exchange Ratio"), and (B) each share of Company Preferred Stock then outstanding (together with any associated Rights) shall be converted into and represent the right to receive a number of Buyer Shares pursuant to Schedule 2.6(a)(iii) (such number as adjusted in accordance with Sections 2.6(b) and 2.6(c), the "Preferred Stock Exchange Ratio"); and as a result of such conversion, such shares of

15

Company Common Stock and Company Preferred Stock will be cancelled and will cease to exist; and

(iv)   in connection with and as consideration for the foregoing, each share of Merger Sub Common Stock then outstanding shall be converted into one share of common stock of the Surviving Corporation.

(b)   Adjustment. If, between the date of this Agreement and the Effective Time, the outstanding shares of Company Common Stock, Company Preferred Stock or Buyer Stock are changed into a different number or class of shares by reason of any stock split, stock dividend, reverse stock split, reclassification, recapitalization or other similar transaction, then the Common Exchange Ratio or Preferred Exchange Ratio, as applicable, shall be appropriately adjusted.

(c)   Whole Shares in Lieu of Fractional Shares. No fractional shares of Buyer Stock shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued. Any Company Stockholder who would otherwise be entitled to receive a fraction of a share of Buyer Stock (after aggregating all fractional shares of Buyer Stock issuable to such Company Stockholder) shall receive a whole share of Buyer Stock in lieu of such fraction of a share and upon surrender of such Company Stockholder's Company Stock Certificates; provided, however, that in no case will Buyer deliver more than 100 additional shares of Buyer Stock pursuant to this Section 2.6(c).

2.7   CLOSING OF THE COMPANY'S STOCK TRANSFER BOOKS

At the Effective Time:

(a)   all shares of Company Stock outstanding immediately prior to the Effective Time shall automatically be canceled and retired and shall cease to exist, and all holders of Company Stock Certificates that were outstanding immediately prior to the Effective Time shall cease to have any rights as Company Stockholders other than the right to receive shares of Buyer Stock as contemplated by Section 2.6; and

(b)   the Company's stock transfer books shall be closed with respect to all shares of Company Stock outstanding immediately before the Effective Time.

After the Effective Time, no further transfer of any such shares of Company Stock shall be made on such stock transfer books. If, after the Effective Time, a valid certificate previously representing any shares of Company Stock is presented to the Exchange Agent or to the Surviving Corporation or Buyer, then such Company Stock Certificate shall be canceled and shall be exchanged as provided in Section 2.8.

2.8   EXCHANGE OF CERTIFICATES

(a)   **Exchange Agent.** On or before the Closing Date, Buyer will enter into an Exchange Agreement with Wells Fargo Bank, National Association, an Illinois corporation (the "Exchange Agent"). Promptly after the Effective Time, for those Company Stockholders who have not perfected their rights to appraisal, Buyer shall deposit with the Exchange Agent

certificates representing the shares of Buyer Stock issuable pursuant to this Article 2. The Exchange Agent will hold such shares as nominee for the Company Stockholders pending satisfaction of the conditions to the Merger and completion of the requirements set forth in this Article 2. The Merger Consideration Shares shall be registered in the names of the respective Company Stockholders who have not perfected their rights to appraisal.

(b)   **Letter of Transmittal and Instructions.** As soon as reasonably practicable after the Effective Time, the Exchange Agent will mail to the record holders of Company Stock Certificates a letter of transmittal, with instructions for use in effecting the surrender of Company Stock Certificates. The letter of transmittal shall be in such form and contain such provisions as Buyer may reasonably specify, including:

(i)   a provision confirming that delivery of Company Stock Certificates shall be effected, and risk of loss and title to Company Stock Certificates shall pass, only upon delivery of such Company Stock Certificates to the Exchange Agent;

(ii)   provisions pursuant to which, among other things, each Company Stockholder (A) acknowledges that amounts payable to him, her or it are subject to all of the terms of this Agreement, (B) irrevocably confirms the prior appointment of the Stockholders' Representative as each Company Stockholder's representative, agent and attorney-in-fact with exclusive authority to act on such Company Stockholders' behalf pursuant to Article 12, and (C) acknowledges that the Merger Consideration and the Indemnity Dividend may be reduced to the extent required under this Agreement (including Article 11) and the Escrow Agreement, and (D) authorizes the delivery by the Company to the Escrow Agent of proceeds from the Indemnity Dividend payable to such Company Stockholder from the Escrow Account.

(c)   **Surrender and Exchange.** Until surrendered as contemplated by this Section 2.8, each Company Stock Certificate shall be deemed, from and after the Effective Time, to represent only the right to receive shares of Buyer Stock as contemplated by this Article 2 and the Escrow Agreement. Upon surrender of a Company Stock Certificate to the Exchange Agent for exchange, together with duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Buyer:

(i)   the holder of such Company Stock Certificate shall be entitled to receive in exchange therefor a certificate representing that whole number of shares of Buyer Stock which such holder has the right to receive, pursuant to Section 2.6 and the Escrow Agreement, registered in such names as such holder may request; and

(ii)   the Company Stock Certificate so surrendered shall be marked canceled and remitted to Buyer in accordance with the Exchange Agreement.

(d)   **Lost, Stolen or Destroyed Certificates.** If any Company Stock Certificate shall have been lost, stolen or destroyed, Buyer may, in its discretion and as a condition precedent to the issuance of any certificate representing Buyer Stock, require the owner of such lost, stolen or destroyed Company Stock Certificate to provide an appropriate affidavit and indemnity covenant in connection with any claim that may be made against the Exchange Agent, Buyer or the Surviving Corporation with respect to such Company Stock Certificate.

(e)   **Dividends.** No dividends or other distributions declared or made with respect to Buyer Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Company Stock Certificate with respect to the shares of Buyer Stock that such holder has the right to receive in the Merger until such holder surrenders such Company Stock Certificate in accordance with this Section 2.8 (at which time such holder shall be entitled, subject to the effect of applicable escheat or similar laws, to receive all such dividends and distributions, without interest). Subject to the effect of Legal Requirements, following surrender of any such Certificate, there shall be paid to the holder of the certificates representing whole shares of Buyer Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such whole shares of Buyer Stock and not paid, less the amount of any withholding taxes that may be required thereon, and (ii) at the appropriate payment date subsequent to surrender, the amount of dividends or other distributions with a record date after the Effective Time but before surrender and a payment date subsequent to surrender payable with respect to such whole shares of Buyer Common, less the amount of any withholding taxes which may be required thereon.

(f)   **Deductions and Withholdings.** Each of the Exchange Agent, Buyer and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of Company Stock such amounts as may be required to be deducted or withheld therefrom under the Code or any provision of state, local or foreign Tax law or under any other applicable Legal Requirement. To the extent amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

(g)   **No Further Ownership Rights in Company Stock.** All Merger Consideration issued or paid upon surrender of Company Stock Certificates in accordance with the terms hereof shall be deemed to have been issued or paid in full satisfaction of all rights pertaining to such shares of Company Stock represented thereby.

(h)   **Termination of Exchange Fund.** Any shares of Merger Consideration that remain undistributed to the Escrow Agent six months after the Effective Time shall be sold by the Exchange Agent and the proceeds therefrom delivered to Buyer, and holders of Company Stock Certificates who have not theretofore complied with this Section 2.8 shall thereafter look only to Buyer for such cash proceeds in lieu of Buyer Stock, and dividends and distributions, if any, in respect thereof. Neither Buyer nor the Surviving Corporation shall be liable to any holder or former holder of Company Common Stock or to any other Person with respect to any shares of Buyer Stock (or dividends or distributions with respect thereto), or for any cash amounts, delivered to any public official pursuant to any applicable abandoned property law, escheat law or similar Legal Requirement.

2.9   DISSENTING SHARES

Notwithstanding Section 2.6, any issued and outstanding shares of Company Stock held by any Company Stockholder who has not voted in favor of the Merger or consented thereto in writing and who has demanded appraisal for such shares in accordance with Section 262 of the

DGCL, if Section 262 of the DGCL provides for appraisal rights for such shares in the Merger ("Dissenting Stockholders" and such shares, "Dissenting Shares") shall not be converted into a right to receive the Merger Consideration, unless such holder fails to perfect or withdraws or otherwise loses his right to appraisal. Instead, such shares shall, from and after the Effective Time, represent only the right to receive such consideration as may be determined to be due to such Dissenting Stockholder pursuant to the DGCL; provided, however, that shares of Company Stock outstanding at the Effective Time and held by a Dissenting Stockholder, who shall, after the Effective Time, withdraw his demand for appraisal or lose his, her or its right of appraisal as provided in the DGCL, shall be deemed to be converted, as of the Effective Time, into the right to receive a portion of the Merger Consideration pursuant to Section 2.6, the Exchange Agreement and the Escrow Agreement, and Buyer will deposit such portion with the Exchange Agent. Prior to the Effective Time, the Company (i) shall give Buyer prompt notice of any demands received by the Company for appraisal of shares of Company Stock, withdrawals of such demands, and any other instruments served pursuant to the DGCL and received by the Company and descriptions of all negotiations and proceedings with respect to such demands and (ii) prior to the Effective Time, the Company shall not, except with the prior written consent of Buyer, make any payment with respect to any demands for appraisal, or offer to settle, or settle any such demands.

2.10   TAX CONSEQUENCES

For federal income tax purposes, the Merger is intended to constitute a reorganization within the meaning of Section 368 of the Code. The parties to this Agreement hereby adopt this Agreement as a "plan of reorganization" within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Treasury Regulations.

2.11   BUYER'S BOARD OF DIRECTORS

At the Effective Time, Buyer's board will appoint Mark Rogers as a director of Buyer. If, before Buyer's next annual general meeting, Mark Rogers resigns as a director or dies, then Buyer's board will appoint a replacement nominated by the Stockholders' Representative, provided that such replacement is reasonably acceptable to Buyer's board. Mark Rogers or any such replacement will be subject to reelection at the next (2005) annual general meeting of Buyer's shareholders and thereafter in accordance with applicable UK corporate governance requirements.

2.12   FURTHER ACTION

If, at any time after the Effective Time, any further action is determined by Buyer to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Merger Sub and the Company existing at the Effective Time, then the officers and directors of the Surviving Corporation and Buyer shall be fully authorized (in the name of Merger Sub, in the name of the Company and otherwise) to take such action.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to the Company's Disclosure Schedule, the Company represents and warrants to Buyer and Merger Sub as of the date hereof, as follows:

3.1   ORGANIZATION AND GOOD STANDING

(a)   The Company is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware, with full corporate power and authority to conduct its business as it is now being conducted, to own, lease and use the properties and assets that it purports to own, lease or use, and to perform all its obligations under the Applicable Contracts. The Company is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the lack of such qualification would not have a Material Adverse Effect on the Company.

(b)   The Company has delivered to Buyer copies of the Organizational Documents of the Company, as currently in effect. Schedule 3.1(b) contains a complete and accurate listing of the Company's jurisdiction of formation and other jurisdictions in which it is authorized to do business.

3.2   OWNERSHIP; AUTHORITY; ENFORCEABILITY; NO CONFLICT

(a)   Schedule 3.2(a) contains a list of each Company Stockholder and the number of shares of Company Common Stock and Company Preferred Stock owned of record by such Company Stockholder. To the Company's Knowledge, each such Company Stockholder holds such shares of Company Stock, free of any adverse claim, lien, option, encumbrance, judgment or restriction of any kind, and preemptive or other rights that entitle or entitled any Person to acquire such shares.

(b)   The Company has all necessary corporate power and authority to execute and deliver this Agreement and the other agreements referred to in this Agreement to perform its obligations hereunder and thereunder and to consummate the Merger and the other transactions contemplated hereby and thereby. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Contemplated Transactions has been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Contemplated Transactions (other than, with respect to the Merger, the approval and adoption of this Agreement by the holders of a majority of the then-outstanding shares of Company Common Stock and Company Preferred Stock and the filing of appropriate merger documents as required by the DGCL). The Board has unanimously approved this Agreement, declared it to be advisable and resolved to recommend to the Company Stockholders that they vote in favor of the adoption of this Agreement in accordance with the DGCL. This Agreement has been duly and validly executed and delivered by the Company and constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.

20

(c)   Neither the execution and delivery of this Agreement nor the consummation or performance of any of the Contemplated Transactions will, directly or indirectly (with or without notice or lapse of time): (a) contravene, conflict with or result in a violation of (i) any provision of the Organizational Documents of the Company, or (ii) any resolution adopted by the Board or the Company Stockholders; (b) contravene, conflict with, or result in a violation of, or give any Governmental Body or other Person the right to challenge any of the Contemplated Transactions or to exercise any remedy or obtain any relief under any Legal Requirement, any Order to which the Company, or any of the assets owned or used by the Company, may be subject; (c) contravene, conflict with, or result in a violation or breach of any provision of, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate or modify, any Applicable Contract or any right thereunder; or (d) result in the imposition or creation of any Encumbrance upon or with respect to any of the assets owned or used by the Company. The Company will not be required to give any notice to or obtain any Consent from any Person in connection with the execution and delivery of this Agreement or the consummation or performance of any of the Contemplated Transactions other than as contemplated hereby.

3.3   CAPITALIZATION

(a)   **Capitalization.** The entire authorized capital stock of the Company consists of: (a) 12,000,000 shares of Company Common Stock, of which 1,717,000 shares are issued and outstanding and 638,000 shares are reserved for issuance pursuant to the exercise of outstanding options; (b) 6,000,000 shares of Company Preferred Stock, of which 3,901,529 shares are issued and outstanding; (c) Options to purchase 638,000 shares of Company Common Stock, and (d) Warrants to purchase into 509,780 shares of Company Preferred Stock. No shares of Company Common Stock or Company Preferred Stock are held as treasury stock (other than those shares of Company Common Stock reserved for issuance as set forth in Section 3.3(a)). All of the outstanding shares of Company Stock have been duly authorized, are validly issued, fully paid, and nonassessable. The issuance and sale of all of the shares of Company Common Stock and Company Preferred Stock described in this Section 3.3 and all Options and Warrants therefor have been in compliance in all material respects with applicable securities laws.

(b)   **No Contracts.** There are no Contracts relating to the issuance, sale, or transfer of any equity securities or other securities of the Company, no person has any rights to acquire any shares of the capital stock of the Company, and there are no options, calls, warrants or other securities or rights outstanding which relate to, are convertible into or exercisable for any securities of the Company. The Company has not agreed to register any of its securities under any applicable securities law or granted registration rights to any person or entity (other than agreements with respect to registration rights that are no longer in effect as of the date of this Agreement). Accurate and complete copies of all such agreements have previously been provided to Buyer.

(c)   **Stock Register.** Set forth on Schedule 3.3(c) is an accurate and complete list of the names of all holders of issued and outstanding capital stock of the Company, and the number and class of shares held by each such Company Stockholder.

(d)   **Options and Warrants.**

21

(i)   Set forth in <u>Schedule 3.3(d)</u> is an accurate and complete list of the names of all holders of Options or Warrants to purchase Company Common Stock and Company Preferred Stock, the number and type of shares issuable to each such Optionholder or Warrantholder upon exercise of such Option or Warrant.

(ii)   In accordance with the terms of the Option Plan, all outstanding Options that are unvested will become fully vested and exercisable prior to the Effective Time. At the Effective Time, no outstanding Option will be deemed to have been "assumed" or "substituted" as provided under the Option Plan. Any outstanding Option not exercised prior to the Effective Time will be cancelled, holders of such Options will not have any enforceable right under the Option Plan following cancellation, and no consideration will be paid to such Optionholders upon the cancellation of their Options.

(iii)   In accordance with the terms of each Warrant, the Company has complied with any and all obligations set forth in each Warrant arising as a result of this Agreement, including all notice and purchase right obligations. All Warrants not exercised and all Company Stock purchase rights provided under the Warrant not elected prior to the Effective Time will have been cancelled and terminated immediately prior to the Effective Time and no party will have any enforceable rights thereunder or in connection therewith on and after the Effective Time.

(e)   **Debentures, Notes and Debt Instruments.**   <u>Schedule 3.3(e)</u> sets forth a summary of the terms of all convertible debentures, notes and all other debt and security instruments to which the Company has been a party since its formation. All of such convertible debentures, notes or other debt or security instruments has been terminated or extinguished and no party has any enforceable rights thereunder or in connection therewith.

3.4   FINANCIAL STATEMENTS

The Company has delivered to Buyer the following financial statements of the Company ("<u>Financial Statements</u>"): (a) audited balance sheets of the Company as at December 31, for each of the years 2002 and 2003, and the related audited statements of income, changes in stockholders' equity and cash flow for each of the fiscal years then ended, together with the report thereon of Ernst & Young LLP, independent certified public accountants and (b) an unaudited balance sheet of the Company as at September 30, 2004 and the related unaudited statements of income, changes in stockholders' equity and cash flow for the nine months then ended, including in each case the notes thereto (the "<u>Interim Financial Statements</u>"). The Financial Statements have been prepared in accordance with GAAP consistently applied throughout the periods specified, and present fairly in all material respects the financial position of the Company as of the respective dates specified and the results of operations and changes in financial position of the Company for the respective periods specified, subject, in the case of the Interim Financial Statements, to normal recurring year-end adjustments and the absence of notes. The balance sheet of the Company as of the Closing Date required to be delivered by the Company to Buyer pursuant to <u>Section 8.4</u> will present fairly in all material respects the financial position of the Company as of the Closing Date.

22

3.5 BOOKS AND RECORDS

The Company's books of account, minute books and stock record books are correct and complete in all material respects.

3.6 SUBSIDIARIES

The Company does not own and has never owned, directly or indirectly, any equity, profit or other interest in any subsidiary or other Person since the Formation Date.

3.7 NO MATERIAL ADVERSE CHANGE

Since September 30, 2004, there has not been any Material Adverse Change to the Company.

3.8 ABSENCE OF CERTAIN CHANGES AND EVENTS

Since September 30, 2004, the Company has conducted its business only in the Ordinary Course of Business and, except in the Ordinary Course of Business or in connection with the Contemplated Transactions, there has not been any:

(a) Change in the Company's authorized or issued capital stock; grant of any stock option or right to purchase shares of capital stock of the Company; issuance of any security convertible into such capital stock; grant of any registration rights; or declaration or payment of any dividend or other distribution or payment in respect of shares of capital stock except as contemplated hereby;

(b) Amendment to the Organizational Documents of the Company;

(c) Payment or increase by the Company of any bonuses, salaries or other compensation to any shareholder, director, officer or employee or entry into any employment, severance, or similar Contract with any director, officer or employee;

(d) Adoption of, or increase in the payments to or benefits under, any profit sharing, bonus, deferred compensation, savings, insurance, pension, retirement or other Employee Benefit Plan;

(e) Entry into, termination of, or receipt of notice of termination of any Contract or transaction outside the Ordinary Course of Business or which involves a total remaining commitment by or to the Company of at least $25,000;

(f) Cancellation, settlement, or waiver of any claims or rights of or against the Company in excess of $25,000;

(g) Change in any of the accounting methods or principles used by the Company; or

(h) The entry into any Contract by the Company to do any of the foregoing.

3.9 PROPERTIES AND ASSETS; ENCUMBRANCES

Schedule 3.9 contains a list of all real property and all tangible property having a value in excess of $2,500 owned by the Company or used by it in the operation of its business. Except for Permitted Encumbrances and properties and assets disposed of in the Ordinary Course of Business since the date of the Balance Sheet, the Company has good and marketable title to, or a valid leasehold interest in, the properties and assets used by it or shown on the Balance Sheet or acquired after the date thereof, free and clear of all Encumbrances. For purposes of this Section, "Permitted Encumbrances" includes zoning laws and other land use restrictions that do not materially impair the present or anticipated use of the property subject thereto, and mechanics, materialmen's and other encumbrances which have arisen in the ordinary course of business and similar encumbrances which do not, individually or in the aggregate, materially detract from the value or use of the Company' assets. Since December 31, 2003, the Company has not sold or disposed of any tangible property with a value of greater than $2,500 in any single transaction or series of related transactions.

3.10 REAL PROPERTY

(a)   The Company owns no real property. The land and building upon which the Company's operations are conducted (the "Leased Property") is leased (the "Lease") by the Company. A complete and correct copy of the Lease dated October 3, 2002, between the Company and Vision.FDB, L.L.C., has been provided to Buyer.

(b)   The Lease is legal, valid, binding and enforceable against the Company, and, to the Company's Knowledge, the Lease is legal, valid, binding, enforceable against the landlord. To the Company's Knowledge, the Lease is in full force and effect. Neither the Company nor, to the Company's Knowledge, the landlord, is in default or breach thereunder in any material respect, and no event has occurred that, with notice or the lapse of time or both, would constitute a material default by the Company or, to the Company's Knowledge, the landlord. The Company has not assigned, transferred, conveyed, mortgaged, deeded in trust, or encumbered any interest in the leasehold. There are no subleases, licenses, concessions, or other agreements, written or oral, by the Company granting to any Person the right of use or occupancy of or an interest in any portion of any of the Leased Property.

3.11 CONDITION AND SUFFICIENCY OF ASSETS

Except as set forth in Schedule 3.11, the buildings, machinery, equipment, and other tangible assets that the Company owns and leases are free from material defects, have been maintained in accordance with normal industry practice, and are in operating condition and repair (subject to normal wear and tear).

3.12 INTELLECTUAL PROPERTY

(a)   The term "Intellectual Property" means and includes: (i) inventions, whether or not patentable, whether or not reduced to practice, and whether or not yet made the subject of a pending patent application or applications; United States and foreign patents, multinational statutory invention registrations, patent registrations and patent applications (including all divisions, continuations, continuations-in-part, substitutions, patents of addition), reissues,

24

reexaminations, extensions and all rights therein provided by the United States, foreign countries and international treaties or conventions; and all improvements to the inventions disclosed in each such registration, patent or patent application ("Patents"); (ii) trademarks, service marks, trade dress, logos, trade names and corporate names, whether or not registered, including all common law rights, and registrations and applications for registrations thereof, including without limitation, all marks registered in the United States Patent and Trademark Office, the trademark offices of the states and territories of the United States, and the trademark offices of other nations throughout the world, and all rights therein provided by the United States, foreign countries and international treaties or conventions ("Marks"); (iii) copyrights (registered or otherwise) and registrations and applications for registration thereof, works of authorship, and all rights therein provided by the United States, foreign countries and international treaties or conventions ("Copyrights"); (iv) computer software, including, without limitation, software code (in any form including source code and executable or object code), subroutines, databases (including biological sequence databases), data collections, user interfaces, URLs, internet domain names, web sites, operating systems and specifications, documentation and other materials related thereto; (v) trade secrets and confidential, technical and business information (including inventions whether patentable or unpatentable and whether or not reduced to practice) ("Trade Secrets"); (vi) whether or not confidential, technology (including know-how manufacturing and production processes and techniques, research and development information, drawings, specifications, designs, plans, proposals, technical data, copyrightable works, financial, marketing and business data, pricing and cost information; (vii) copies and tangible embodiments of all the foregoing, in whatever form or medium; (viii) all rights to obtain and rights to apply for patents, and to register trademarks and copyrights; and (ix) all rights to defend and enforce any of the foregoing.

(b)

(i)   The term "Company IP" means all Intellectual Property owned by or licensed to the Company, or which is the subject of an option agreement under which the Company has the right to acquire rights in Intellectual Property.

(ii)   The term "Company Owned IP" means all Intellectual Property owned by the Company.

(c)   Schedule 3.12(c) accurately identifies each proprietary Product or service that has been developed by the Company since the Formation Date and any Product or service that is currently under development by the Company or that is currently manufactured and sold by the Company. All Products made, used or sold under the Patents have been or will be, to the extent feasible, marked with the proper patent notice, and to the extend not feasible, the respective product packaging has been marked with the proper patent notice.

(d)   Schedule 3.12(d) accurately identifies (i) each item of Company Owned IP, (ii) where applicable, the jurisdiction in which such item of Company Owned IP has been registered or filed and the applicable registration or serial number. No party other than the Company has an ownership interest in the Company Owned IP.

(e)   Schedule 3.12(e) completely and accurately identifies (i) all Company IP that is licensed (or sublicensed) to the Company, (ii) the corresponding contract or contracts pursuant to which such Intellectual Property is licensed to the Company, whether the license or licenses granted to the Company are exclusive or non-exclusive, and (iii) any royalties paid or owed by the Company. Schedule 3.12(e) also completely and accurately identifies and summarizes all research and development licenses and material transfer agreements to which the Company is a party. Schedule 3.12(e) also completely and accurately identifies and summarizes all agreements under which the Company has a right or option to acquire Intellectual Property. The Company is not aware of, has no Knowledge of, and has not received any notice of breach, and has, to the Company's Knowledge, fully complied with all terms of, all licenses (or sublicenses) or other agreements listed in Schedule 3.12(e). The Company is not obligated to pay a royalty to any party other than as disclosed in Schedule 3.12(e). The Company's rights under all Company IP licensed to the Company listed on Schedule 3.12(e) are assignable as set forth in the terms of the license agreements listed in Schedule 3.12(e) and the Company has obtained waivers of notice or consents to assignability with respect to the Merger as attached to Schedule 3.12(e).

(f)   Schedule 3.12(f) accurately identifies each contract pursuant to which any person or entity has been granted by the Company any license under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any Company IP. There are no licenses granting rights to any party under any Company IP, with the exception of the licenses identified under Schedule 3.12(f). The Company's rights under all Company IP licensed to a person or entity by the Company listed on Schedule 3.12(f) are fully assignable as set forth in the terms of the license agreement listed in Schedule 3.12(f), and those rights are assigned as a part of this Agreement.

(g)   Without limiting other representations and warranties stated in this Agreement, the Company represents and warrants as follows with respect to the Company IP:

(i)   The Company is not aware of, has no Knowledge of, has not received any notice of, or legal advice of any fact, material or information, that could be reasonably considered to make any issued claims within the Company IP invalid or unenforceable, or would make any license or contract rights in the Company IP not fully assignable under this Agreement or in any way encumbered or impaired other than is set forth in the assigned licenses and agreements;

(ii)   The Company is not aware of any documents or instruments necessary to perfect the rights of the Company in the Company IP, that have not been validly executed, delivered, and filed in a timely manner with the appropriate Governmental Body;

(iii)   To the Company's Knowledge, each individual who is or was an employee or contractor of the Company and who is or was involved in the creation or development of any Company IP, or otherwise contributed to any invention disclosed or claimed in the Company IP, has signed a valid, enforceable agreement containing an assignment of such Intellectual Property to the Company or to the owner of the Intellectual Property, if not the Company, and confidentiality provisions protecting the Company IP. To the Company's

Knowledge, no current or former stockholder, officer, director, or employee of the Company has any claim, right (whether or not currently exercisable) or interest to or in any Company IP;

(iv) To the Company's Knowledge, no funding, facilities, or personnel of any Governmental Body were used, directly or indirectly, to develop or create, in whole or in part, any Company IP;

(v) To the Company's Knowledge, the Company has taken reasonable steps in accordance with normal industry practice to maintain the confidentiality of and otherwise protect and enforce their rights in all proprietary information that the Company holds, or purports to hold, as a Trade Secret;

(vi) To the Company's Knowledge, the Company has good title to and an absolute right to use the Trade Secrets. The Trade Secrets are not part of the public knowledge or literature and, to the Knowledge of the Company, have not been used, divulged or appropriated for the benefit of any person or entity to the detriment of the Company. The Company is not aware of any Trade Secret that is subject to any adverse claim or has been challenged or threatened in any way of infringing any intellectual property right of any other person or entity;

(vii) The Company is not aware of any interference, opposition, reissue, reexamination or other proceeding that has been requested, or is pending or threatened, wherein the scope, patentability, validity, or enforceability of any Company IP is being, has been, or could reasonably be expected to be contested or challenged. The Company is not aware of any basis for a claim that any claim of an issued patent within the Company IP is invalid or unenforceable, or that any claim of a pending patent application within the Company IP would be invalid or unenforceable if issued as a patent claim; and

(viii) The Company has received no notice of, and is not aware of, infringement, past or present, of any of the Company IP by any person or entity.

(h) Without limiting other representations and warranties stated in this Agreement, the Company represents and warrants as follows with respect to the Company Owned IP:

(i) The Company exclusively owns all right, title, and interest to all the Company Owned IP free and clear of any encumbrances of any kind;

(ii) To the Company's Knowledge, all documents and instruments necessary to perfect the rights of the Company in the Company Owned IP have been validly executed, delivered, and filed in a timely manner with the appropriate Governmental Body. To the Company's Knowledge, the Company is identified in the records of the U.S. Patent and Trademark Office and corresponding foreign agencies as the assignee of record of patents and patent applications within the Company Owned IP and no other person or entity has any right, title or interest in such patents and patent applications;

27

(iii)   To the Company's Knowledge, each individual who is or was an employee or contractor of the Company and who is or was involved in the creation or development of any Company Owned IP, or otherwise contributed to any invention disclosed or claimed in the Company Owned IP, has signed a valid, enforceable agreement containing an assignment of Intellectual Property to the Company and confidentiality provisions protecting the Company Owned IP. To the Company's Knowledge, no current or former stockholder, officer, director, or employee of the Company or any other entity has any claim, right (whether or not currently exercisable), or interest to or in any Company Owned IP. To the Company's Knowledge, no employee of the Company is (a) bound by or otherwise subject to any contract restricting him or her from performing his or her duties for the Company, or (b) in breach of any contract with any former employer or other person or entity concerning Intellectual Property or confidentiality;

(iv)   To the Company's Knowledge, no funding, facilities, or personnel of any Governmental Body were used, directly or indirectly, to develop or create, in whole or in part, any Company Owned IP; and

(v)   To the Company's Knowledge, the patents and patent applications within the Company Owned IP reasonably disclose and support claims directed to subject matter encompassing and covering the Company's existing Products and Products currently under development. The Company is prosecuting, and shall continue to prosecute in a reasonable manner all patentable claims supported by the pending patent applications in the Company Owned IP. To the Company's Knowledge, each of these pending patent applications was filed and is being prosecuted in a reasonable manner. The Company is not aware of any issued patents or pending applications that could issue as patents that would dominate or interfere with any pending application claiming any of the Company's existing Products.

(i)   The Company has received no threat, accusation of infringement, cease and desist letter, or notification of any type that any of the Company's products or activities infringe or violate the Intellectual Property of any other person or entity. The Company has received no legal advice or opinion that any of the Company's products or activities currently infringe or violate the Intellectual Property of any other person or entity. The Company is not aware of any facts or circumstances that can be reasonably considered as exposing the Company to any liability arising from any of its products or activities infringing or violating the Intellectual Property of any other person or entity.

(j)   No action or proceeding for infringement, misappropriation, or similar claim of any third party Intellectual Property is pending against the Company or against any other person or entity who may be entitled to be indemnified, defended, held harmless, or reimbursed by the Company with respect to such claim or Proceeding.

(k)   The Company is not bound by any Contract to indemnify, defend, hold harmless, or reimburse any other person or entity with respect to any intellectual property infringement, misappropriation or similar claim. The Company has never assumed, or agreed to discharge or otherwise take responsibility for, any existing or potential liability of another person or entity for infringement, misappropriation or violation of any Intellectual Property right.

(l)   To the extent any Marks or Copyrights exist or are deemed to exist, the Company hereby assign or transfer all rights of the Company to such Marks and Copyrights to the Buyer.

(m)   To the Company's Knowledge, neither the execution, delivery, or performance of this Agreement nor the consummation of any of the transactions contemplated by this Agreement will, with or without notice or lapse of time, result in, or give any other person or entity the right or option to cause or declare, (a) a loss of, or encumbrance on, any Company IP, (b) a breach by the Company of any license agreement listed or required to be listed in Schedule 3.12(f), (c) the release, disclosure or delivery of any Company IP by or to any escrow agent or other person or entity or (d) the grant, assignment or transfer to any other person or entity of any license or other right or interest under, to, or in any of the Company IP.

3.13   CONTRACTS; NO DEFAULTS

(a)   Schedule 3.13 contains a complete and accurate list, and the Company has delivered to Buyer accurate and complete copies, of (collectively, "Applicable Contracts"):

(i)   Each Contract that involves the furnishing or performance of services, or the purchase, lease or receipt of goods, materials, inventory, supplies, products or other personal property by the Company in an amount or value in excess of $25,000;

(ii)   Each lease, rental or occupancy Contract, license, installment and conditional sale Contract, and other Contract affecting the ownership of, leasing of, title to, use of, or any leasehold or other interest in, any real or personal property, in an amount or value in excess of $10,000;

(iii)   Each Contract under which the Company has created, incurred, assumed or guaranteed any indebtedness for borrowed money, has incurred any capitalized lease obligation, or under which any of its tangible or intangible assets, are Encumbered, in an amount or value in excess of $10,000;

(iv)   Each licensing Contract or similar Contract with respect to any material Company IP;

(v)   Each profit sharing, stock option, stock purchase, stock appreciation, deferred compensation, or severance plan or agreement for the benefit of the Company' current or former directors, officers and employees;

(vi)   Each Contract for the employment of or receipt of any services from any Person on a full-time, part-time, consulting, commission or any other basis or any outstanding offer therefor;

(vii)   Each joint venture or partnership Contract or other Contract involving any joint conduct or sharing of any business, venture or enterprise, or a sharing of profits or losses by the Company with any other Person;

(viii)   Each Contract containing covenants that in any way purport to restrict the business activity of the Company or limit the freedom of the Company to engage in any line of business or to compete with any Person;

(ix)   Each Contract for capital expenditures in excess of $10,000;

(x)   Each Contract under which the Company has advanced, guaranteed or loaned any amount to or for the benefit of any of its directors, officers, employees or Representatives;

(xi)   Each Contract with any employee, officer, director, shareholder or Representative of the Company;

(xii)   Each power of attorney granted by, on behalf of, or to the Company;

(xiii)   Proposed or actual amendment, supplement, or modification (whether oral or written) in respect of any of the foregoing; and

(xiv)   Each Contract pertaining to the right to purchase, hold, convert, transfer, convey or sell Company Stock or any options or warrants therefore and each Contract between the Company and any of the Company Stockholders.

(b)   In addition:

(i)   To the Company's Knowledge, each Applicable Contract is in full force and effect and is valid and enforceable in accordance with its terms;

(ii)   The Company is, and at all times has been, in material compliance with all material terms and requirements of each Applicable Contract;

(iii)   To the Company's Knowledge, each other Person that has or had any obligation or liability under any Applicable Contract is, and at all times has been, in material compliance with all material terms and requirements of such Applicable Contract.

3.14   INSURANCE

The Company maintains policies of insurance, in amounts believed by its management to be adequate to provide reasonable protection for its business and the assets owned and used by the Company. Set forth in Schedule 3.14 is a complete list of current insurance policies with respect to the Company' business, properties or employees. All such policies are in full force and effect. Schedule 3.14 also describes any self-insurance arrangement by or affecting the Company.

3.15   TAXES

(a)   The Company has filed or caused to be filed, on a timely basis, all Tax Returns that are or were required to be filed by or with respect to it, pursuant to applicable Legal Requirements. The Company has paid all Taxes that have or may have become due pursuant to

those Tax Returns, any Legal Requirement or otherwise, or pursuant to any assessment received by the Company. All Tax Returns filed by the Company are correct and complete in all material respects. Copies of all Tax Returns filed by the Company since the Formation Date have been delivered to Buyer.

(b)   No federal, state, or local audits or other Proceedings exist with regard to any Taxes or Tax Returns of the Company. The Company has not given or been requested to give waivers or extensions (or is, or would be subject to, a waiver or extension given by any other Person) of any statute of limitations relating to the payment of Taxes by the Company or for which the Company may be liable. All deficiencies proposed as a result of such audits have been paid or are being contested in good faith.

(c)   The charges, accruals, and reserves with respect to Taxes in the Financial Statements of the Company are correctly determined and are at least equal to the Company's entire liability for Taxes for the periods indicated therein. All Taxes that the Company is or was required by Legal Requirements to pay, withhold or collect have been duly paid, withheld or collected and, to the full extent required, have been timely paid to the proper Governmental Body or other Person. The Company has no Liability for Taxes, except for Taxes reserved in its Interim Financial Statement and accrued in the Ordinary Course of Business since the date thereof.

(d)   All Tax deficiencies that have been claimed, proposed or asserted in writing against the Company have been fully paid or finally settled, and no issue has been raised in writing in any examination which, by application of similar principles, could be expected to result in the proposal or assertion of a Tax deficiency for any other year not so examined.

(e)   All Taxes that the Company is required by law to withhold or collect, including sales and use Taxes and amounts required to be withheld for Taxes of employees, have been duly withheld or collected and, to the extent required, have been paid over to the proper taxing authority or are held in separate bank accounts for such purpose.

(g)   The Company has not participated in a transaction described in section 355 of the Code within the two year period preceding the date of this Agreement.

(h)   There are no Encumbrances upon any properties or assets of the Company arising from any failure or alleged failure to pay any Tax (other than Encumbrances relating to Taxes not yet due and payable).

(i)   The Company has not made or become obligated to make, and will not as a result of any Contemplated Transaction become obligated to make, any payments that could be nondeductible by reason of Section 280G (without regard to subsection (b)(4) thereof) or 162(m) of the Code, nor will the Company be required to "gross up" or otherwise compensate any individual because of the imposition of any excise tax on such a payment to the individual.

(j)   There is no Tax sharing agreement that will require any payment by the Company after the date of this Agreement.

31

(k)   The Company has not elected to be a "S corporation" at any time since the date it was formed.

3.16   EMPLOYEE BENEFITS

(a)   Schedule 3.16 describes each Employee Benefit Plan that the Company maintains or to which the Company contributes. Each Employee Benefit Plan (and each related trust, insurance contract or fund) complies in form and in operation in all material respects with the applicable requirements of ERISA, the Code and all other Legal Requirements. All required filings, returns, reports and descriptions (including Form 5500 Annual Reports, Summary Annual Reports and Summary Plan Descriptions) have been timely filed or distributed appropriately with respect to each Employee Benefit Plan as required by ERISA, the Code and all Legal Requirements. All required contributions and all premiums have been paid with respect to each Employee Benefit Plan for any period ending on or before the Closing Date. The Company has delivered or made available to Buyer correct and complete copies, or summaries, of all Employee Benefit Plans, including all agreements, plan documents and summary plan descriptions, the most recent determination letter received from the IRS, the most recent Form 5500 Annual Report, and all related trust agreements, insurance contracts and other funding agreements which implement or relate to each Employee Benefit Plan.

(b)   No Employee Benefit Plan is subject to Title IV of ERISA and the Company has no liability under Title IV of ERISA.

(c)   (i) there have been no prohibited transactions with respect to any Employee Benefit Plan; (ii) no Fiduciary has any Liability for breach of fiduciary duty or any other failure to act or comply in connection with the administration or investment of the assets of any such Employee Benefit Plan; (iii) no action, suit, proceeding, complaint, grievance, hearing or investigation with respect to the administration or the investment of the assets of any such Employee Benefit Plan (other than routine claims for benefits) is pending or threatened; and (iv) the Company has no knowledge of any basis for any such action, suit, grievance, complaint, proceeding, hearing or investigation.

(d)   The Company does not maintain or contribute to any Employee Benefit Plan or other arrangement providing medical, health or life insurance or other welfare-type benefits for current or future retired or terminated employees, their spouses or their dependents, except for group health plan continuation coverage required by federal or state law.

3.17   LABOR RELATIONS; EMPLOYMENT LAW COMPLIANCE

The Company has not been and is not a party to any collective bargaining agreement. There has not been, there is not presently pending or existing, and there is not Threatened: (a) any strike, slowdown, picketing, work stoppage or employee grievance process; (b) any Proceeding against or affecting the Company relating to the alleged violation of any Legal Requirement pertaining to labor relations or employment matters, including any charge or complaint filed by an employee or union with the National Labor Relations Board, the Equal Employment Opportunity Commission, or any comparable Governmental Body, organizational activity or other labor or employment dispute against or affecting the Company or its premises;

or (c) any application for certification of a collective bargaining agent. There is no lockout of any employees by the Company, and no such action is contemplated by the Company. The Company has complied in all material respects with all Legal Requirements relating to employment, equal employment opportunity, nondiscrimination, immigration, wages, hours, benefits, collective bargaining, the payment of social security and similar taxes, occupational safety and health and plant closing. The Company is not liable for the payment of any compensation, damages, taxes, fines, penalties or other amounts, however designated, for failure to comply with any of the foregoing Legal Requirements.

3.18   ENVIRONMENTAL MATTERS

(a)   The Company is, and at all times has been, in full compliance with, and has not been and is not in violation of or liable under, any Environmental Law and does not engage in any Hazardous Activity. The Company, has no basis to expect, nor has it or any other Person for whose conduct it is or may be held to be responsible, received, any actual or Threatened Order, notice or other communication from any Governmental Body or Person, or the current or prior owner or operator of any Facilities, of any actual or potential violation or failure to comply with any Environmental Law, or of any actual or Threatened obligation to undertake or bear the cost of any Environmental, Health and Safety Liabilities with respect to any of the Facilities or any other properties or assets (whether real, personal or mixed) in which the Company has had an interest.

(b)   There are no pending or, to the Company's Knowledge, Threatened claims, Encumbrances or other restrictions of any nature, resulting from any Environmental, Health and Safety Liabilities or arising under or pursuant to any Environmental Law, with respect to or affecting any of the Facilities or any other properties and assets (whether real, personal, or mixed) in which the Company has or had an interest.

(c)   There are and have been no Hazardous Materials present on, under, about or in the Environment at the Facilities in violation of any Environmental Law. The Company has not received any notice of claim from any Governmental Authority or any Person regarding any Environmental Health and Safety Liability or under any Environmental Law.

(d)   Neither this Agreement nor the consummation of the Contemplated Transactions will require notification to or consent of any Governmental Body or Person under any Environmental Law.

3.19   REGULATORY COMPLIANCE

(a)

(i)   With respect to each of the Products (including, to the extent applicable, Products under development): (A) the Company, the suppliers and distributors material to the Company, taken as a whole, have obtained all applicable approvals, clearance and registrations required by any governmental or supranational regulatory authority or private accreditation body, including but not limited to the United States Food and Drug Administration ("FDA"), European Union Competent Authorities and Notified Bodies, and public and private Institutional Review

Boards (IRBs) and Independent Ethics Committees (IECs), to permit any manufacturing, distribution, sales, customer service, marketing or human research and development activities of the Company, since the Formation Date, with respect to each Product (collectively, "Approvals"); (B) the Company, the suppliers and distributors material to the Company are in compliance in all material respects with the terms and conditions of each Approval and with all requirements since the Formation Date with respect to each Product which is not required to be the subject of an Approval; and (C) the Company, and to the Company's Knowledge, the suppliers material to the Company, are in compliance in all material respects with all applicable requirements for each site (in any country) at which each Product is manufactured, packaged, held for distribution or from which and into which it is distributed;

(ii)   all manufacturing operations performed by or on behalf of the Company have been and are being conducted in all material respects in compliance with relevant current good manufacturing practices, including the quality system regulations issued by the FDA, and to the extent applicable, counterpart regulations in the European Union and all other countries where compliance is required;

(iii)   all nonclinical laboratory studies of Products under development sponsored by the Company and intended to be used to support regulatory clearance or approval have been and are being conducted in all material respects in compliance with the good laboratory practices as set forth in 21 C.F.R. Part 58 and applicable counterpart regulations in the European Union and other countries;

(iv)   all clinical studies of marketed or investigational Products sponsored by the Company and intended to support a regulatory clearance or approval have been and are being conducted in all material respects in compliance with relevant good clinical practices including as reflected in the FDA's regulations and the International Conference on Harmonisation (ICH) GCP consolidated Guideline (E6), as applicable; and

(v)   the Company is in all material respects in compliance with all reporting requirements for all Approvals or plant registrations described in Section 3.19(a)(i) above; except, in the case of the proceeding Sections 3.19(a)(i) through 3.19(a)(v), for any such failure to obtain or noncompliance that, individually or in the aggregate, would not be material to the Company. All Approvals are held in the name of the Company. The Company is not engaged in the servicing of any Product. Without limiting the generality of the foregoing definition of "Approvals" such definition shall specifically include, applicable, premarket approval applications under Section 515 of the FDCS, premarket notifications under Section 510(k) of the FDCA, investigation device exceptions under Section 520(g) of the FDCA, product export permits issued under Sections 801(e) and 802 of the FDCA and European Union Conformity Marketings (CE marks) issued by a European Union Notified Body.

(b)   To the Company's Knowledge, there are no pending voluntary or involuntary market withdrawals, field corrective actions (including recalls), destruction orders, seizures, corrections or other majority regulatory enforcement actions related to any Product that would be, individual or in the aggregate, material to the Company.

(c)   To the Company's Knowledge, neither the Company nor any of its officers, employees or agents has made any untrue statement of a material fact or fraudulent statement to any governmental or supranational regulatory authority or private accreditation body in any jurisdiction, failed to disclose a fact required to be disclosed to such an authority in any jurisdiction, or committed any act, made any statement or failed to make any statement that would reasonably be expected to provide a basis for (i) the FDA to invoke its policy respecting "Fraud, Untrue Statements of Material Facts, Bribery and Illegal Gratuities" set forth in 56 Fed. Reg. 46,191 (September 10, 1991) or (ii) any foreign Person to invoke an equivalent policy or to effect a similar result.

(d)   The Company has, prior to execution of this Agreement, made available to Buyer copies of or made available for Buyer's review any and all documents in its possession that are material to assessing the Company's compliance with the FDCA or the International Standards Organization (and their respective implementing regulations) or any other similar regulations in any applicable jurisdiction.

3.20   LEGAL PROCEEDINGS; ORDERS

There are no pending Proceedings against the Company or any of its directors or officers in their capacities as such. There are no pending Proceedings which would have the effect of preventing, delaying, making illegal, or otherwise interfering with the Company's ability to consummate the Contemplated Transactions. Schedule 3.20 sets forth each instance in which, to the Company's Knowledge, the Company has been Threatened to be made a party to any Proceeding since the Formation Date. The Company has not, since the Formation Date, been subject to any Order, and there is currently no Order to which the Company, or any of the Company's business or any of the assets owned, leased or used by the Company, is subject.

3.21   PRODUCT WARRANTY

Substantially all of the Products manufactured, sold, leased or delivered by the Company have conformed in all material respects with all contractual commitments and expressed or implied warranties, and the Company has no Liability (and to the Company's Knowledge, there is no basis for any present or future anticipated Proceeding against the Company with respect to any Liabilities) for replacement or repair thereof. Schedule 3.21 includes a complete description of the Company' standard terms and conditions of sale or lease.

3.22   PRODUCT LIABILITY

To the Company's Knowledge, the Company has no material Liability (and there is no basis for any present or future action, suit, Proceeding, hearing, investigation, charge, complaint, claim or demand against the Company giving rise to any Liability) directly or indirectly arising out of or relating to the ownership, possession or use of any Product manufactured, sold, leased or delivered by the Company or any services provided by the Company or any clinical trials conducted by or on behalf of the Company.

3.23 EMPLOYEES AND REPRESENTATIVES

(a) Schedule 3.23(a) contains a complete and accurate list of the following information for each employee or director of the Company, including each employee on leave of absence or layoff status: (i) name; (ii) job title; and (iii) compensation, bonuses and overtime paid during 2004.

(b) No officer, or to the Company's Knowledge, employee of the Company is a party to, or is otherwise bound by, any agreement or arrangement, including any confidentiality, noncompetition, or proprietary rights agreement, between such employee, officer or director and any Person other than the Company.

(c) No retired employee or director of the Company is entitled to receive employee benefits in the future under any Employee Benefit Plan of the Company.

(d) The Company does not owe any salary or fee to any current sales representative, commissioned salesperson, consultant or other agent or Representative of the Company or to any former Representative of the Company terminated since the Formation Date.

(e) To the Company's Knowledge, no Representative, director, officer, or other employee of the Company intends to terminate or materially alter his employment or other business relationship with the Company, except as contemplated in this Agreement. The Company has not received any notice of termination or resignation from any current director, officer, employee, agent or Representative of the Company.

3.24 RELATED PARTY TRANSACTIONS

The Company has not engaged in any purchase, lease, sale or similar material transaction involving a Company Stockholder, any officer, director, employee or Representative of the Company since the Formation Date. The Company has no outstanding loan or other advances, directly or indirectly, to or from a Company Stockholder, any officer, director or employee or Representative of the Company, any Related Person of a Company Stockholder or any entity in which either a Company Stockholder or the Company has a direct or indirect interest. The Company has no, or after Closing will have, no Liability to any Company Stockholder.

3.25 COMPETITIVE INTEREST

No officer, director or, to the Company's Knowledge, key employee of the Company or Company Stockholder, owns, directly or indirectly, any interests or has any business or enterprise which is a competitor or potential competitor of the Company.

3.26 BANK ACCOUNTS; BUSINESS LOCATIONS

Schedule 3.26 sets forth all accounts or deposits of the Company with any bank, broker, depository institution or other Person, and the names of all Persons authorized to withdraw funds from each such account. As of the date hereof, the Company has no office or place of business other than the Leased Property.

3.27 NAME; PRIOR TRANSACTIONS

The only trade name under which the Company currently does business is "Aptamera". The Company has not changed its name or used any assumed or fictitious name, or been the surviving entity in a merger, acquired any business or changed its principal place of business or chief executive office, since the Formation Date.

3.28 SECURITIES LAW MATTERS

Schedule 3.28(a) contains a chart which sets forth the name of each Company Stockholder who was and was not, to the Company's Knowledge, an "accredited investor" as defined in Regulation D under the Securities Act at the time such Company Stockholder acquired Company Stock.

3.29 BROKERS OR FINDERS

The Company has not incurred any obligation or liability for brokerage or finders' fees or agents' commissions in connection with the Contemplated Transactions for which the Company or the Buyer could become liable.

3.30 NO UNDISCLOSED LIABILITIES

To the Company's Knowledge, the Company has no Liabilities of any nature (whether absolute, accrued, contingent, choate or inchoate or otherwise), except for Liabilities reflected or reserved against in the Balance Sheet, current liabilities incurred in the ordinary course of business, consistent with past practices and not in violation of this Agreement since the date thereof (assuming for this purpose that this Agreement had been in effect since the date of the Balance Sheet) and contingent or inchoate liabilities that could not reasonably be expected to have a Material Adverse Effect on the Company.

3.31 DISCLOSURE

(a)   No representation or warranty of the Company in this Agreement and no statement in any of the Company's Disclosure Schedules omits to state a material fact necessary to make the statements herein or therein, in light of the circumstances in which they were made, not misleading.

(b)   No notice given pursuant to Section 5.5(b) will contain any untrue statement or omit to state a material fact necessary to make the statements therein or in this Agreement, in light of the circumstances in which they were made, not misleading.

(c)   To the Company's Knowledge, there is no fact that has specific application to the Company or to any Company Stockholder (other than general economic or industry conditions and matters specifically described in the Proxy Statement/Private Placement Memorandum as potentially materially adversely affecting the Company) and that materially adversely affects the assets, business, prospects, financial condition, or results of operations of the Company that has not been set forth in this Agreement or the Disclosure Schedules.

37

(d)   The Proxy Statement/Private Placement Memorandum does not contain, and at the date of mailing and at the date of the Company Stockholders' Meeting will not contain, any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein regarding the Company or the Company Common Stock or Company Preferred Stock, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made with respect to statements made or incorporated by the Buyer or Merger Sub or based on information provided by the Buyer or Merger Sub for inclusion or incorporation by reference therein.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF BUYER AND MERGER SUB

Subject to Buyer's Disclosure Schedule, Buyer and Merger Sub jointly and severally represent and warrant to the Company as of the date hereof, as follows:

4.1   ORGANIZATION

Buyer is a company duly organized and validly existing under the laws of England and Wales. Merger Sub is a company duly organized, validly existing and in good standing under the laws of the State of Delaware.

4.2   AUTHORITY; ENFORCEABILITY; NO CONFLICT

(a)   Each of Buyer and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and the other agreements referred to in this Agreement to perform its obligations hereunder and thereunder and to consummate the Merger and the other Contemplated Transactions. The execution and delivery of this Agreement by the Buyer and Merger Sub and the consummation by each of the Buyer and Merger Sub of the Contemplated Transactions have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of Buyer or Merger Sub are necessary to authorize this Agreement or to consummate the Contemplated Transactions (other than, with respect to the Merger, the filing of appropriate merger documents as required by the DGCL).

(b)   Neither the execution and delivery of this Agreement nor the consummation or performance of any of the Contemplated Transactions will, directly or indirectly (with or without notice or lapse of time): (a) contravene, conflict with or result in a violation of (i) any provision of the Organizational Documents of the Buyer or Merger Sub, or (ii) any resolution adopted by the Board of Directors or the shareholders of the Buyer or Merger Sub; (b) contravene, conflict with, or result in a violation of, or give any Governmental Body or other Person the right to challenge any of the Contemplated Transactions or to exercise any remedy or obtain any relief under any Legal Requirement, any Order to which the Buyer, any of its subsidiaries or Merger Sub, or any of the assets owned or used by the Buyer or any of its subsidiaries may be subject; (c) contravene, conflict with, or result in a violation or breach of any provision of, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate or modify, any Applicable Contract that is material to the business of the Buyer, any of its subsidiaries or Merger Sub; or (d) result in the imposition or

creation of any Encumbrance upon or with respect to any of the assets owned or used by the Buyer, any of its subsidiaries or Merger Sub.

4.3 CAPITALIZATION

Except as set forth in the Proxy/Private Placement Memorandum:

(a) Capitalization. Buyer's entire authorized share capital consists of: (i) 380,656,500 shares of Buyer Stock, and (ii) 5,000,000 preferred shares of £1.00 each ("Buyer Preferred Stock"). As of the close of trading on the London Stock Exchange on the day prior to the date of this Agreement, 266,076,589 shares of Buyer Stock were issued and allotted and the balance were unissued and 4,331,683 shares of Buyer Preferred Stock were issued and allotted and the balance were unissued; and the same number of Buyer Stock and Buyer Preferred Stock shall be outstanding on the date of this Agreement (except for additional Buyer Stock which are issued in connection with exercises of options and conversion of convertible securities outstanding as of close of trading on the day before this Agreement). All issued shares in the capital of Buyer are, and all shares which may be issued in the Merger will be, when issued, duly authorized, validly issued and fully paid and not subject to any preemptive rights (except as provided by Section 89 of the Companies Act 1985), free of restrictions on transfer except as set forth herein and imposed by applicable state, federal or national securities laws. A sufficient number of shares of Buyer Stock will have been reserved for issuance to the Company Stockholders pursuant to this Agreement at the Effective Time. The shares of Buyer Stock to be issued as Merger Consideration will on issuance rank pari passu in all respects from their date of issue with the existing issued shares of Buyer Stock. Buyer has outstanding options and warrants exercisable for or securities convertible into, 24,630,689 shares of Buyer Stock (excluding any Buyer Preferred Stock which is convertible into Buyer Stock).

(b) No Contracts. There are no contracts relating to the issuance, sale, or transfer of any equity securities or other securities of Buyer or any of its subsidiaries, no person has any rights to acquire any shares of the capital stock of Buyer or any of its subsidiaries, and there are no options, calls, warrants or other securities or rights outstanding which relate to, are convertible into or exercisable for any securities of Buyer or any of its subsidiaries, except for those relating to and in connection with certain convertible preferred stock of Buyer.

4.4 COMPLIANCE WITH LISTING REQUIREMENTS

Buyer is in material compliance with all of its reporting obligations with the Registrar of Companies in England and Wales and with all of its obligations under the Listing Rules published by the UK Listing Authority. There has been no suspension of listing or trading of Buyer Shares on the London Stock Exchange.

4.5 NO MATERIAL ADVERSE CHANGE

Except as specifically set forth in the Listing Particulars, the Proxy/Private Placement Memorandum, and regulatory announcements to the markets, there has been no Material Adverse Change in the financial or operating position of Buyer since June 30, 2004, the date to which the last audited financial statements of Buyer were made up. Since June 30, 2004, there



has not been any declaration, setting aside or payment of any dividend or other distribution in cash, stock, save for the regular grant of options to employees following release of the Company's Preliminary Year End Announcement under the Company Share Option Plan as disclosed to the markets on September 29, 2004, or property in respect of Buyer Stock or any securities convertible, exchangeable or exercisable for or into Buyer Stock.

4.6 TAX TREATMENT; OPERATIONS OF MERGER SUB

(a) Other than licenses of the Company IP by the Company to Buyer or its Affiliates after the Effective Date, currently, (i) neither Buyer nor any of its subsidiaries has agreed to take any action after the Effective Time, and (ii) to Buyer's Knowledge, no Person has taken or will fail to take any action (other than the Contemplated Transactions) after the Effective Time that would cause the Merger to fail to be considered a reorganization within the meaning of Section 368 of the Code. Prior to the Effective Time, Merger Sub will have engaged in no other business activities and will have incurred no liabilities or obligations other than as contemplated herein.

(b) Buyer is a "foreign corporation" within the meaning of Section 7701(a)(5) of the Code.

(c) Fifty percent or less of both the total voting power and the total value of Buyer's outstanding stock shall be received in the Merger, in the aggregate, by Company Stockholders that are U.S. persons.

(d) Fifty percent or less of each of the total voting power and the total value of Buyer's outstanding stock will be owned, in the aggregate, immediately after the Merger by U.S. persons that are either officers or directors of the Company or that are five-percent shareholders of the Company. For purposes of this representation, any stock of Buyer owned by U.S. persons immediately after the transfer will be taken into account, whether or not it was received in the merger.

(e) Buyer is engaged in the active conduct of a trade or business outside of the United States and Buyer has been engaged in the active conduct of a trade or business outside of the United States for the preceding 36-month period.

(f) Buyer has no intention to substantially dispose of, or discontinue, its trade or business.

(g) Buyer has, for the preceding 36-month period, been actively engaged in the normal course of its business in purchasing intellectual property and licensing that intellectual property to third parties.

4.7 BUYER'S BOARD OF DIRECTORS

At the Effective Time, Mark Rogers will be appointed as a director of Buyer. No corporate action other than such appointment will be necessary to make such appointment effective.

4.8   BROKERS OR FINDERS

None of Buyer, Merger Sub or any of its Representatives have incurred any Liability for brokerage or finders' fees or agents' commissions or other similar payment in connection with the Contemplated Transactions.

4.9   DISCLOSURE

The Proxy Statement/Private Placement Memorandum does not contain, and at the date of mailing and at the date of the Company Stockholders' Meeting will not contain, any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein regarding Buyer or Merger Sub or the Buyer Stock, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made with respect to statements made or incorporated by the Company or based on information provided by the Company for inclusion or incorporation by reference therein.

ARTICLE 5

COVENANTS OF THE COMPANY BEFORE CLOSING

5.1   ACCESS AND INVESTIGATION

Between the date of this Agreement and the Closing Date and upon reasonable advance notice from Buyer, the Company and its Representatives shall, (a) afford Buyer and its Representatives full and free access to the Company's personnel, properties, Contracts, books and records, and other documents and data, (b) furnish Buyer and Buyer's Representatives with copies of all such Contracts, books and records, and other documents and data as Buyer may reasonably request, and (c) furnish Buyer and Buyer's Representatives with such additional financial, operating, and other data and information as Buyer may reasonably request.

5.2   OPERATION OF THE COMPANY'S BUSINESS

Subject to Section 5.8, and except as otherwise contemplated by this Agreement and the Contemplated Transactions, between the date of this Agreement and the Closing Date, the Company shall:

(a)   conduct the business of the Company only in the Ordinary Course of Business;

(b)   use its Best Efforts to preserve intact the current business organization of the Company, keep available the services of the current officers, employees, and agents of the Company (except as otherwise contemplated by the Consulting Agreements), and maintain relations and goodwill with suppliers, customers, landlords, creditors, employees, agents, and others having business relationships with the Company;

(c)   confer with Buyer concerning operational matters of a material nature;

41

(d)   not make any capital expenditure with respect to the Company or enter into any contract or commitment therefor, other than capital expenditures or commitments for capital expenditures not in excess of $25,000 in the aggregate;

(e)   not cancel any debts owed to or claims held by the Company (including the settlement of any claims or litigation) other than in the Ordinary Course of Business consistent with past practice;

(f)   not create, incur or assume, or agree to create, incur or assume, any indebtedness for borrowed money in respect of the Company;

(g)   not accelerate or delay collection of any notes or accounts receivable generated by the Company's business in advance of or beyond their regular due dates or the dates when the same would have been collected in the Ordinary Course of Business consistent with past practice;

(h)   not delay or accelerate payment of any account payable or other liability of the Company's business beyond or in advance of its due date or the date when such liability would have been paid in the Ordinary Course of Business consistent with past practice;

(i)   not make, or agree to make, any payment of cash or distribution of assets (except as otherwise permitted by this Agreement); and

(j)   otherwise report periodically to Buyer concerning the status of the business, operations, and finances of the Company.

5.3   NEGATIVE COVENANTS

(a)   Except as otherwise expressly permitted by this Agreement, between the date of this Agreement and the Closing Date, the Company will not, without the prior consent of Buyer, take any affirmative action, or fail to take any reasonable action within its control, as a result of which any of the representations in Section 3.8 is likely to be untrue.

(b)   The Company shall not declare any dividend or make any payment to the Company Stockholders with respect to the securities of the Company, except as may be otherwise permitted in this Agreement.

5.4   REQUIRED APPROVALS

As promptly as practicable after the date of this Agreement, the Company shall make all filings that Legal Requirements require it to make to consummate the Contemplated Transactions, including those specified in Schedule 3.2(c). Between the date of this Agreement and the Closing Date, the Company shall cooperate with Buyer and Merger Sub with respect to all filings that Buyer or Merger Sub elects to make or that Legal Requirements require Buyer or Merger Sub to make in connection with the Contemplated Transactions.

5.5 NOTIFICATION

(a)   Between the date of this Agreement and the Closing Date, the Company will promptly notify Buyer in writing if the Company becomes aware of: (i) any fact or condition that causes or constitutes a breach of any of the Company's representations and warranties as of the date of this Agreement, or (ii) the occurrence after the date of this Agreement of any fact or condition that would (except as expressly contemplated by this Agreement) cause or constitute a breach of any such representation or warranty had that representation or warranty been made as of the time of the occurrence or discovery of such fact or condition. Should any such fact or condition require any change in the Company's Disclosure Schedule, the Company will promptly deliver to Buyer a supplement to the Company Disclosure Schedule specifying such change. Such delivery will not affect any rights of Buyer under Articles 10 and 11. During the same period, the Company will promptly notify Buyer of the occurrence of any breach of any covenant of the Company in this Article 5 or of the occurrence of any event that may make the satisfaction of the conditions in Article 8 impossible or unlikely.

(b)   The Company shall promptly notify the Buyer orally and in writing of:

(i)   the receipt by the Company or any of its Related Persons of any notice or other communication from any Person alleging that the consent of such person is or may be required in connection with the transactions contemplated by this Agreement;

(ii)   subject to any applicable legal restrictions, the receipt by the Company or any of its Related Persons of any notice or other communication from any Governmental Authority in connection with the Contemplated Transactions;

(iii)   the Company's obtaining knowledge of any Proceedings commenced or threatened against, relating to or involving or otherwise affecting the Company which relate to the consummation of the Contemplated Transactions; and

(iv)   the Company's obtaining knowledge of the occurrence, or failure to occur, of any event which occurrence or failure to occur will be likely to cause the conditions set forth in Article 8 or Article 9 not to be satisfied; provided, however, that no such notification shall affect the representations, warranties or obligations of the parties or the conditions to the obligations of the parties hereunder, or limit or otherwise affect the remedies available hereunder to the party receiving such notice.

5.6 PAYMENT OF INDEBTEDNESS; DISCHARGE OF LIABILITIES

(a)   Except as expressly provided in this Agreement, all indebtedness owed to the Company by any Related Person of the Company shall be paid in full before the Closing Date.

(b)   Notwithstanding anything to the contrary contained herein and except for its indebtedness, liabilities and obligations set forth on Schedule 5.6(b), the Company shall pay and completely discharge before the Effective Time all of its indebtedness, liabilities and obligations, provided that, prior to making any such payments, the Company will provide written notice to Buyer as to the amounts and nature of such payments and the recipients thereof.

5.7   NO NEGOTIATION

(a)   The Company shall not and shall not directly or indirectly, and shall not authorize or permit any of its Representatives to:

(i)   solicit, initiate, encourage, induce or facilitate the making, submission or announcement of any Acquisition Proposal or take any action that could reasonably be expected to lead to an Acquisition Proposal;

(ii)   furnish any information regarding the Company to any Person in connection with or in response to an Acquisition Proposal or an inquiry or indication of interest that could reasonably be expected to lead to an Acquisition Proposal;

(iii)   engage in discussions or negotiations with any Person with respect to any Acquisition Proposal;

(iv)   approve, endorse or recommend any Acquisition Proposal; or

(v)   enter into any letter of intent or similar document or any Contract contemplating or otherwise relating to any Acquisition Transaction;

provided, however, that prior to the adoption of this Agreement by the Required Company Stockholder Vote, this Section 5.7 shall not prohibit the Company from furnishing nonpublic information regarding the Company to, or entering into discussions with, any Person in response to a Superior Proposal that is submitted to the Company by such Person (and not withdrawn) if:

(1)   neither the Company nor any of its Representative shall have violated any of the restrictions set forth in this Section 5.7;

(2)   the Board concludes in good faith, after having taken into account the advice of its outside legal counsel, that such action is required for the Board to comply with its fiduciary obligations to the Company Stockholders under applicable law;

(3)   at least 2 business days prior to furnishing any such nonpublic information to, or entering into discussions with, such Person, the Company gives Buyer written notice of the identity of such Person and of the Company's intention to furnish nonpublic information to, or enter into discussions with, such Person, and the Company receives from such Person an executed confidentiality agreement containing customary limitations on the use and disclosure of all nonpublic written and oral information furnished to such Person by or on behalf of the Company and containing "standstill" provisions reasonably acceptable to Buyer; and

(4)   at least 2 business days prior to furnishing any such nonpublic information to such Person, the Company furnishes such nonpublic information to Buyer (to the extent such nonpublic information has not been previously furnished by the Company to Buyer).

(b)   Without limiting the generality of the foregoing, the Company acknowledges and agrees that any violation of or the taking of any action inconsistent with any of the restrictions set forth in the preceding sentence by Company's Representatives, whether or not such

44

Representative is purporting to act on behalf of any of the Company, shall be deemed to constitute a breach of this Section 5.7 by the Company.

(c)   The Company shall promptly (and in no case later than 24 hours after receipt of any Acquisition Proposal, any inquiry or indication of interest that could lead to an Acquisition Proposal or any request for nonpublic information) advise Buyer orally and in writing of any Acquisition Proposal, any inquiry or indication of interest that could lead to an Acquisition Proposal or any request for nonpublic information relating to the Company (including the identity of the Person making or submitting such Acquisition Proposal, inquiry, indication of interest or request, and the terms thereof) that is made or submitted by any Person. The Company shall keep Buyer fully informed with respect to the status of any such Acquisition Proposal, inquiry, indication of interest or request and any modification or proposed modification thereto.

(d)   The Company shall immediately cease and cause to be terminated any existing discussions with any Person that relate to any Acquisition Proposal.

(e)   The Company agrees not to release or permit the release of any Person from, or to waive or permit the waiver of any provision of, any confidentiality, "standstill" or similar agreement to which the Company is a party, and will use its commercially reasonable efforts to enforce or cause to be enforced each such agreement at the request of Buyer. To the extent requested by Buyer, the Company also will promptly request each Person that has executed, within 12 months before the date of this Agreement, a confidentiality agreement in connection with its consideration of a possible Acquisition Transaction or equity investment to return all confidential information heretofore furnished to such Person by or on behalf of the Company.

5.8   DECLARATION OF DIVIDENDS

Notwithstanding anything to the contrary in this Agreement, the Company shall, after discharging or providing for all of its indebtedness, liabilities and obligations incurred by the Company in connection with the Contemplated Transactions, and in compliance with the DGCL, declare a dividend immediately prior to the Effective Time to holders of Company Common Stock in the amount of all of the Company's cash and cash equivalents, but in no case less than $800,000, which shall be paid into the Escrow Account and be payable to the Company Stockholders and Buyer, as applicable, to the extent contemplated and permitted by the Escrow Agreement (the "Indemnity Dividend").

The parties acknowledge that the consideration being paid by the Buyer in connection with the Merger is intended to represent the value of the Company less its cash and cash-equivalent assets. The Indemnity Dividend was agreed by the parties as the means of distributing such cash and cash-equivalent assets of the Company prior to the Merger. The funds used to pay the Indemnity Dividend will be held in the Escrow Account on behalf of the Company Stockholders to secure the obligation to Buyer under this Agreement. The parties acknowledge that the Indemnity Dividend does not represent any consideration with respect to the Merger.

5.9   STOCK OPTIONS AND WARRANTS

Prior to the Effective Time, the Company shall take all actions that may be necessary (under the plans pursuant to which Company Options are outstanding and otherwise) to ensure that (a) all Company Options are exercisable for shares of the Company Common Stock prior to the Effective Time, (b) any outstanding Company Option not exercised prior to the Effective Time is cancelled as of the Effective Time, and (c) from and after the Effective Time, holders of Company Options have no rights with respect thereto.

Prior to the Effective Time, the Company shall take all actions that may be necessary (under the plans pursuant to which Options are outstanding or Warrant agreements that are outstanding) to ensure that: (a) none of Company, Buyer or Merger Sub has any obligation to provide a Warrantholder with a right to purchase the kind and amount of securities that would otherwise be receivable by a holder of Series A Preferred Stock had the Warrant been exercised, (b) unless previously exercised, the automatic exercise of Warrant No. WPRAP-53 occurs prior to the Effective Time, (c) any outstanding Warrant is cancelled as of immediately before the Effective Time, and (d) from and after the Effective Time, holders of Warrants have no rights with respect thereto.

5.10   RESIGNATION OF OFFICERS AND DIRECTORS

The Company shall use its Best Efforts to obtain and deliver to Buyer prior to the Closing the resignation of each officer and director of the Company.

5.11   BEST EFFORTS

The Company will use its Best Efforts to cause the conditions in Article 8 and Section 9.3 to be satisfied.

ARTICLE 6

COVENANTS OF BUYER AND MERGER SUB BEFORE CLOSING

6.1   REQUIRED APPROVALS

As promptly as practicable after the date of this Agreement, Buyer and Merger Sub will make all filings that Legal Requirements require them to make to consummate the Contemplated Transactions. Between the date of this Agreement and the Closing Date, Buyer and Merger Sub will (i) cooperate with the Company with respect to all filings that Legal Requirements require the Company to make in connection with the Contemplated Transactions, and (ii) cooperate with the Company in obtaining all Governmental Authorizations and Consents identified in Schedule 3.2(c); provided that this Section 6.1 will not require Buyer or Merger Sub to dispose of or make any change in any portion of its business or to incur any other burden except as contemplated by this Agreement.

6.2   BEST EFFORTS

Except as set forth in the proviso to Section 6.1, each of Buyer and Merger Sub will use its Best Efforts to cause the conditions in Sections 8.3 and Article 9 to be satisfied.

6.3   LONDON STOCK EXCHANGE LISTING

Buyer shall use its Best Efforts to cause the Buyer Stock representing the Merger Consideration to be admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange as soon as practicable following their allotment after the Effective Time.

6.4   NOTIFICATION

(a)   Between the date of this Agreement and the Closing Date, Buyer will promptly notify the Company in writing if Buyer becomes aware of: (i) any fact or condition that causes or constitutes a breach of any of Buyer's representations and warranties as of the date of this Agreement, or (ii) the occurrence after the date of this Agreement of any fact or condition that would (except as expressly contemplated by this Agreement) cause or constitute a breach of any such representation or warranty had that representation or warranty been made as of the time of the occurrence or discovery of such fact or condition. Should any such fact or condition require any change in Buyer's Disclosure Schedule, Buyer will promptly deliver to the Company a supplement to Buyer's Disclosure Schedule specifying such change. Such delivery will not affect any rights of the Company or the Company Stockholders under Articles 10 and 11. During the same period, the Buyer will promptly notify the Company of the occurrence of any breach of any covenant of the Buyer in this Article 6 or of the occurrence of any event that may make the satisfaction of the conditions in Article 9 impossible or unlikely.

ARTICLE 7

ADDITIONAL COVENANTS OF THE PARTIES

7.1   COMPANY STOCKHOLDERS' MEETING

(a)   Subject to Section 7.1(c), the Company shall take all action necessary under all applicable Legal Requirements to call, give notice of (the "Company Stockholder Notice"), which notice shall be included in the Proxy Statement/Private Placement Memorandum, and hold, a meeting of the Company Stockholders (the "Company Stockholders' Meeting") on the earliest practicable date determined in consultation with Buyer to vote on (i) a proposal to adopt this Agreement and the Ancillary Agreements, and (ii) any other matters relating to the Contemplated Transactions that must be approved by the Company Stockholders. The Company Stockholders' Meeting shall be held (on a date selected by the Company in consultation with Buyer) as promptly as practicable after the date hereof. The Company shall ensure that all proxies solicited in connection with the Company Stockholders' Meeting are solicited in compliance with all applicable Legal Requirements.

(b)   Subject to Section 7.1(c): (i) the Company Stockholder Notice shall include a statement to the effect that the Board recommends that the Company Stockholders vote to adopt

47

this Agreement at the Company Stockholders' Meeting (the recommendation of the Board that the Company Stockholders vote to adopt this Agreement being referred to as the "Company Board Recommendation"); and (ii) the Company Board Recommendation shall not be withdrawn or modified in a manner adverse to Buyer, and no resolution by the Board or any committee thereof to withdraw or modify the Company Board Recommendation in a manner adverse to Buyer shall be adopted or proposed.

(c)   Notwithstanding anything to the contrary contained in Section 7.1(b), at any time prior to the adoption of this Agreement by the Required Company Stockholder Vote, the Company Board Recommendation may be withdrawn or modified in a manner adverse to Buyer and the Board may cancel the Company Stockholders' Meeting if: (i) a proposal to acquire (by merger or otherwise) all of the outstanding shares of Company Stock is made to the Company and is not withdrawn; (ii) the Company provides Buyer with at least five business days prior notice of any meeting of the Board at which the Board will consider and determine whether such offer is a Superior Proposal; (iii) the Board determines in good faith (based upon a written opinion of an independent financial advisor of nationally recognized reputation) that such offer constitutes a Superior Proposal; (iv) the Board determines in good faith, after having taken into account the written advice of the Company's outside legal counsel, that, in light of such Superior Proposal, the withdrawal or modification of the Company Board Recommendation and a cancellation of the Company Stockholders' Meeting is required in order for the Board to comply with its fiduciary obligations to the Company Stockholders under applicable law; and (v) neither the Company nor any of its Representatives shall have violated any of the restrictions set forth in Section 5.7.

7.2   PROXY STATEMENT/PRIVATE PLACEMENT MEMORANDUM

(a)   The Company and Buyer shall take all steps reasonably necessary to finalize the Proxy Statement/Private Placement Memorandum on the earliest practicable date determined by consultation of the parties.   Such steps include, without limitation, delivery of information necessary to complete the Proxy Statement/Private Placement Memorandum and cooperation in the finalization thereof.

(b)   The Company shall furnish to the Company Stockholders within three days after the finalization thereof the Proxy Statement/Private Placement Memorandum.

(c)   If the Company shall at any time discover that any information contained in the Proxy Statement/Private Placement Memorandum regarding the Company shall not be in compliance with Section 3.31(d) (including any developments after the date hereof), it will immediately notify Buyer and Merger Sub of the same and correct and supplement any such information to the extent that it is necessary to do so.

(d)   If Buyer shall at any time discover that any information contained in the Proxy Statement/Private Placement Memorandum regarding Buyer, Merger Sub or the Buyer Stock shall not be in compliance with Section 4.9 (including any developments after the date hereof), it will immediately notify the Company of the same and correct and supplement any such information to the extent that it is necessary to do so.

48

7.3 DIRECTORS' AND OFFICERS' INSURANCE

Buyer shall, or shall cause the Surviving Corporation to, pay the premiums required to be paid to extend and maintain in force the Company's existing directors' and officers' liability policy for a period ending February 15, 2006, pursuant to a provision in that policy.

7.4 TAX COVENANT

Buyer and Stockholder's Representative shall cooperate reasonably and in good faith to comply with the Company's reporting obligations under Treas. Reg. §1.367(a)-3(c)(6).

ARTICLE 8

CONDITIONS PRECEDENT TO BUYER'S AND MERGER SUB'S OBLIGATION TO CLOSE

Buyer's and Merger Sub's obligation to effect the Merger and to take the other actions required to be taken by Buyer and Merger Sub at the Closing is subject to the satisfaction, on or before the Closing Date, of each of the following conditions (any of which may be waived by Buyer and Merger Sub, in whole or in part):

8.1 ACCURACY OF REPRESENTATIONS

Each of the Company's representations and warranties in this Agreement shall be accurate in all respects (but without regard to any materiality qualifications or references to Material Adverse Effect contained in any specific representation or warranty), in each case on the date of this Agreement and on and as of the Closing Date as though made on and as of the Closing Date (except for representations and warranties made as of some other specified date, in which case as of such specified date), except where any such failure of the representations and warranties to be true and correct, individually or in the aggregate, would not or could not reasonably be expected to have a Material Adverse Effect on the Company; provided, however, that for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Company's Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

8.2 THE COMPANY'S PERFORMANCE

(a) All of the covenants and obligations that the Company is required to perform or to comply with pursuant to this Agreement on or before the Closing Date (considered both collectively and individually) must have been duly performed and complied with in all material respects.

(b) The Company must have (i) delivered each document that Section 2.4 requires it to deliver; and (ii) performed and complied with, in all respects, each of the covenants and obligations in Sections 5.4 and 5.11 and each of the covenants and obligations in this Agreement

49

that the Company is required to perform or comply with on or before the Closing Date that contains an express materiality qualification.

8.3 CONSENTS

Each of the Governmental Authorizations and Consents identified in Schedule 3.2(c) have been obtained and must be in full force and effect.

8.4 ADDITIONAL DOCUMENTS

Each of the following documents must have been delivered to Buyer:

(a)   A waiver and agreement to terminate, in a form reasonably satisfactory to the Buyer, executed by the Company, and waiving and terminating, as of the Effective Time, all terms and rights under the First Amended and Restated Investors' Rights Agreement among the Company and certain investors dated as of March 16, 2004, First Amended and Restated Voting Agreement dated March 16, 2004 and First Amended and Restated Right of First Refusal and Co-Sale Agreement dated March 16, 2004, that may conflict with the consummation of the Contemplated Transactions;

(b)   Voting and Release Agreements and Stockholders' Representative Agreements executed by the Requisite Stockholders;

(c)   a balance sheet for the Company as at the Closing Date, and account statements, dated as of the close of business on the Closing Date, from all banks with which the Company has accounts; and

(d)   such other documents as Buyer may reasonably request for the purpose of (i) evidencing the accuracy of any of the Company's representations and warranties, (ii) evidencing the performance by the Company of, or the compliance by the Company with, any covenant or obligation required to be performed or complied with by the Company, (iii) evidencing the satisfaction of any condition referred to in this Article 8, or (iv) otherwise facilitating the consummation or performance of any of the Contemplated Transactions.

8.5 NO PROCEEDINGS

Since the date of this Agreement, there must not have been commenced or Threatened against Buyer, Merger Sub, or against any Related Person of Buyer or Merger Sub, any Proceeding (a) involving any challenge to, or seeking damages or other relief in connection with, any of the Contemplated Transactions, or (b) that may have the effect of preventing, delaying, making illegal, or otherwise interfering with any of the Contemplated Transactions.

8.6 NO CLAIM REGARDING EQUITY OWNERSHIP OR SALE PROCEEDS

There shall not have been made or Threatened by any Person any claim inconsistent with the Company Disclosure Schedule asserting (a) that such Person is the holder or the beneficial owner of, or has the right to acquire or to obtain beneficial ownership of any stock of, or any other voting, equity, or ownership interest in, the Company, (b) that such Person is entitled to all

or any portion of the Merger Consideration, or (c) that the directors or officers of the Company or the Company Stockholders breached their fiduciary duties to such Person in connection with the Contemplated Transactions (including when the Board valued the Buyer Stock or otherwise in connection with the Company Preferred Stock's liquidation preference).

8.7   NO PROHIBITION

There shall have been no applicable Legal Requirement or Order that has been published, introduced, or otherwise proposed by or before any Governmental Body which would directly or indirectly prohibit or Contravene the consummation or performance of any of the Contemplated Transactions (with or without notice or lapse of time) or which would cause Buyer or Merger Sub to suffer any Material Adverse Effect.

8.8   DISSENTERS

Holders of fewer than 2.5% of the outstanding shares of Company Stock (assuming the exercise of all Company Options and Warrants and the conversion of all outstanding shares of Company Preferred Stock into Company Common Stock) (a) shall have failed to vote in favor of the Merger or failed to consent thereto in writing, and (b) shall have demanded appraisal for their shares in accordance with Section 262 of the DGCL, if Section 262 of the DGCL provides for appraisal rights for such shares in the Merger; provided, however, that if holders of greater than such percentage of such shares of Company Stock shall have failed to vote in favor of the Merger or failed to consent thereto in writing, and shall have demanded such appraisal, then, within 30 days of the Company Stockholders' Meeting, holders of a number of such shares of Company Stock shall have irrevocably withdrawn such right to appraisal and shall have agreed to exchange their shares of Company Stock for that portion of the Merger Consideration to which such Company Stockholder would be entitled hereunder and under the Escrow Agreement such that the condition to Buyer's obligation to close contained in this Section 8.8 shall have been fulfilled.

8.9   CANCELLATION OF COMPANY OPTIONS AND WARRANTS

All of the Options and Warrants, by virtue of the Merger and without any further action on the part of the Company or any holder of Options and Warrants, shall have been cancelled prior to the consummation of the Merger at the Effective Time.

8.10   STOCKHOLDER APPROVAL

The Required Company Stockholder Vote shall have been obtained at the Company Stockholders' Meeting.

8.11   DECLARATION OF DIVIDEND

The Board shall have declared the Indemnity Dividend in an amount of $800,000 and otherwise in accordance with Section 5.8 and the declaration and payment of such dividend will comply with the requirements of the DGCL. Prior to the Closing, the Company shall have executed irrevocable instructions for the payment of $800,000 of the Indemnity Dividend to an account specified by the Escrow Agent.

51

8.12   AUDITED BALANCE SHEET AND BANK STATEMENT

The Company shall have provided Buyer and Merger Sub with a balance sheet of the Company as at December 31, 2004, audited by Ernst & Young, independent public accountants, and a bank statement, dated as of the close of business on the Closing Date, from all banks with which the Company has accounts.

8.13   SATISFACTION OF UNIVERSITY OF LOUISVILLE PAYABLES

The Company shall have provided Buyer and Merger Sub evidence that it has paid all of its outstanding accounts payable to the University of Louisville and its Affiliates for services rendered in connection with clinical trials for an amount of less than $200,000.

8.14   CERTIFICATE THAT COMPANY IS NOT A U.S. REAL PROPERTY HOLDING COMPANY

An officer of the Company shall have provided a certificate to Buyer, in a form that complies with Treas. Reg. 1.897-2(h) and Treas. Reg. 1.1445-2(c)(3), that it is not a U.S. real property holding corporation and has not been since the date of its formation.

ARTICLE 9

CONDITIONS PRECEDENT TO THE COMPANY'S OBLIGATION TO CLOSE

The Company's obligation to effect the Merger and to take the other actions required to be taken by the Company at the Closing is subject to the satisfaction, on or before the Closing Date, of each of the following conditions (any of which may be waived by the Company, in whole or in part):

9.1   ACCURACY OF REPRESENTATIONS

Each of Buyer's and Merger Sub's representations and warranties in this Agreement shall be accurate in all respects (but without regard to any materiality qualifications or references to Material Adverse Effect contained in any specific representation or warranty), in each case on the date of this Agreement and on and as of the Closing Date as though made on and as of the Closing Date (except for representations and warranties made as of some other specified date, in which case as of such specified date), except where any such failure of the representations and warranties to be true and correct, individually or in the aggregate, would not or could not reasonably be expected to have a Material Adverse Effect on Buyer; provided, however, that for purposes of determining the accuracy of such representations and warranties, any update of or modification to Buyer's Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

9.2   BUYER'S AND MERGER SUB'S PERFORMANCE

(a)   All of the covenants and obligations that each of Buyer and Merger Sub is required to perform or to comply with pursuant to this Agreement on or before the Closing Date

(considered both collectively and individually) must have been performed and complied with in all material respects.

(b)   Buyer and Merger Sub must have (i) executed and delivered each of the documents required to be delivered by Buyer pursuant to Section 2.4, and (ii) delivered the certificates evidencing the shares of Buyer Stock in accordance with Section 2.8(a).

9.3   CONSENTS

Each of the Governmental Authorizations and Consents identified in Schedule 3.2(c) must have been obtained and must be in full force and effect.

9.4   ADDITIONAL DOCUMENTS

The Company shall have received such documents as the Company may reasonably request for the purpose of (a) evidencing the accuracy of any representation or warranty of Buyer and Merger Sub, (b) evidencing the performance by Buyer and Merger Sub of, or the compliance by Buyer and Merger Sub with, any covenant or obligation required to be performed or complied with by Buyer and Merger Sub, (c) evidencing the satisfaction of any condition referred to in this Article 9, or (d) otherwise facilitating the consummation or performance of any of the Contemplated Transactions.

9.5   NO PROHIBITION

There shall have been no applicable Legal Requirement or Order that has been published, introduced, or otherwise proposed by or before any Governmental Body which would directly or indirectly prohibit or Contravene the consummation or performance of any of the Contemplated Transactions (with or without notice or lapse of time) or which would cause the Company to suffer any Material Adverse Effect.

9.6   STOCKHOLDER APPROVAL

The Required Company Stockholder Vote shall have been obtained at the Company Stockholders' Meeting.

9.7   LISTING OF MERGER CONSIDERATION

The UK Listing Authority shall have agreed to admit to the Official List, and the London Stock Exchange shall have agreed to admit to trading (subject only to allotment), the Buyer Stock to be issued as Merger Consideration in connection with the Merger, and such agreements shall not have been withdrawn.

ARTICLE 10

TERMINATION

10.1 TERMINATION

This Agreement may be terminated prior to the Effective Time (whether before or after adoption of this Agreement by the Company Stockholders):

(a)   by mutual written consent of Buyer and the Company;

(b)   by either Buyer or the Company if:

(i)   the Merger shall not have been consummated by March 31, 2005 (unless the failure to consummate the Merger is attributable to a failure on the part of the party seeking to terminate this Agreement to perform any material obligation required to be performed by such party on or before the Effective Time);

(ii)   by either Buyer or the Company if a court of competent jurisdiction or other Governmental Body shall have issued a final and nonappealable order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger; or

(iii)   the Company Stockholders' Meeting (including any adjournments and postponements thereof) shall have been held and completed and the Company Stockholders shall have voted on a proposal to adopt this Agreement, and the Merger and this Agreement shall not have been adopted at such meeting (and shall not have been adopted at any adjournment or postponement thereof) by the Required Company Stockholder Vote; *provided, however,* that a party shall not be permitted to terminate this Agreement pursuant to this Section 10.1(b)(iii) if the failure to obtain such stockholder approval is attributable to a failure on the part of such party to perform any material obligation required to be performed by such party on or before the Effective Time;

(c)   by Buyer if:

(i)   any Company Triggering Event shall have occurred;

(ii)   any of the Company's representations and warranties become inaccurate as of a date subsequent to the date of this Agreement (as if made on such subsequent date), such that the condition set forth in Section 8.1 would not be satisfied;

(iii)   any of the Company's covenants contained in this Agreement shall have been breached, such that the condition set forth in Section 8.2 would not be satisfied;

(iv)   since the date of this Agreement, there shall have occurred any Material Adverse Effect on the Company, or there shall have occurred any event or circumstance that, in

combination with any other events or circumstances, could reasonably be expected to have a Material Adverse Effect on the Company;

(v) (A) the Company's Board fails to declare the Indemnity Dividend in accordance with Section 5.8, (B) the Company is unable, or it appears reasonably unlikely in Buyer's judgment that the Company would be able, to make an Indemnity Dividend in an amount of at least $800,000 or (C) less than $800,000 is deposited into the Escrow Account pursuant to the Indemnity Dividend;

(vi) within 10 days after the date that the Company Stockholders' Meeting is convened, the Company has not delivered to Buyer and Merger Sub Voting and Release Agreements and Stockholders' Representative Agreements from the Requisite Stockholders; or

(vii) the conditions to Buyer's obligation to close set forth in Section 8.8 shall not have been fulfilled.

(d) by the Company if:

(i) any of Buyer's representations and warranties shall have been inaccurate as of the date of this Agreement, such that the condition set forth in Section 9.1 would not be satisfied,

(ii) (A) any of Buyer's representations and warranties shall have become inaccurate as of a date subsequent to the date of this Agreement (as if made on such subsequent date), such that the condition set forth in Section 9.1 would not be satisfied and (B) such inaccuracy has not been cured by Buyer within 10 business days after its receipt of written notice thereof and remains uncured at the time notice of termination is given;

(iii) any of Buyer's covenants contained in this Agreement shall have been breached such that the condition set forth in Section 9.2 would not be satisfied;

(iv) since the date of this Agreement, there shall have occurred any Material Adverse Effect on Buyer, or there shall have occurred any event or circumstance that, in combination with any other events or circumstances, could reasonably be expected to have a Material Adverse Effect on Buyer; or

(v) (i) the Company has complied with Section 5.7 in all material respects;

(ii) the Board shall have authorized the Company, subject to complying with the terms of this Agreement, to enter into a written agreement for a transaction that constitutes a Superior Proposal and the Company shall have notified Buyer in writing that it intends to enter into such an agreement, attaching the most current version of such agreement to such notice; and

(iii)   Buyer does not make, within 2 business days after receiving the Company's written notice of its intention to enter into a binding agreement for a Superior Proposal, an offer from Buyer that the Board, in its reasonable judgment, after consultation with its financial and legal advisors, is more favorable to the Company Stockholders than the Superior Proposal.

10.2   EFFECT OF TERMINATION

If this Agreement is terminated pursuant to Section 10.1, then this Agreement shall be of no further force or effect; provided, however, that this Section 10.2, Section 10.3 and Article 13 shall survive the termination of this Agreement and shall remain in full force and effect.

10.3   EXPENSES

(a)   Except as otherwise set forth in this Section 10.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses, whether or not the Merger is consummated.

(b)   If this Agreement is terminated pursuant to Sections 10.1(b)(iii), 10.1(c), or 10.1(d)(v), then the Company shall immediately pay to Buyer: .

(i)   a nonrefundable cash payment in an amount equal to the aggregate amount of all fees and expenses (including all attorneys' fees, accountants' fees, financial advisory fees and filing fees) that have been paid or that may become payable by or on behalf of Buyer in connection with the preparation and negotiation of this Agreement and otherwise in connection with the Merger; provided that such amount will not exceed $250,000; and

(ii)   a nonrefundable termination fee in an amount equal to $1,000,000 which fee will be deemed to be liquidated damages and not a penalty.

(c)   If this Agreement is terminated pursuant to Sections 10.1(d)(i), (ii), (iii) or (iv), the Buyer shall immediately pay to the Company:

(i)   a nonrefundable cash payment in an amount equal to the aggregate amount of all fees and expenses (including all attorneys' fees, accountants' fees, financial advisory fees and filing fees) that have been paid or that may become payable by or on behalf of the Company in connection with the preparation and negotiation of this Agreement and otherwise in connection with the Merger; provided that such amount will not exceed $250,000; and

(ii)   a nonrefundable termination fee in an amount equal to $1,000,000 which fee will be deemed to be liquidated damages and not a penalty.

(d)   If the Company fails to pay when due any amount payable under this Section 10.3, then (i) the Company shall reimburse Buyer for all costs and expenses (including fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by Buyer of its rights under this Section 10.3, and (ii) the Company shall pay to Buyer interest on such overdue amount (for the period commencing as of the date such overdue

amount was originally required to be paid and ending on the date such overdue amount is actually paid to Buyer in full) at a rate per annum equal to 3% over the "prime rate" (as announced by the Wall Street Journal) in effect on the date such overdue amount was originally required to be paid.

(e) If Buyer fails to pay when due any amount payable under this Section 10.3, then (i) Buyer shall reimburse the Company for all costs and expenses (including fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by the Company of its rights under this Section 10.3, and (ii) Buyer shall pay to the Company interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to the Company in full) at a rate per annum equal to 3% over the "prime rate" (as announced by the Wall Street Journal) in effect on the date such overdue amount was originally required to be paid.

ARTICLE 11

PURCHASE PRICE ADJUSTMENT AND INDEMNIFICATION

11.1 SURVIVAL; RIGHT TO MERGER CONSIDERATION ADJUSTMENT AND INDEMNIFICATION NOT AFFECTED BY KNOWLEDGE; WAIVER

All representations, warranties, covenants, and obligations in this Agreement, the Company Disclosure Schedule, the Buyer Disclosure Schedule and other Schedules, the supplements to the Company Disclosure Schedule and the Buyer Disclosure Schedule, the Certificate of Merger, and any other certificate or document delivered pursuant to this Agreement will survive the Closing and the consummation of the Contemplated Transactions. The right to indemnification, payment of damages, reduction in Merger Consideration or other remedy based on such representations, warranties, covenants, and obligations will not be affected by any investigation conducted with respect to, or any knowledge acquired (or capable of having been acquired) about, the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant, or obligation. The waiver of any condition based on the accuracy of any representation or warranty, or on the performance of or compliance with any covenant or obligation, will not affect the right to indemnification, payment of damages, reduction in Merger Consideration or other remedy based on such representation, warranty, covenant, or obligation.

11.2 BUYER'S AND MERGER SUB'S BASES FOR REDUCING THE MERGER CONSIDERATION AND INDEMNIFICATION

From and after the Effective Time, the Company Stockholders, jointly and severally, will indemnify and hold harmless (in each case exclusively from the Escrow Funds) Buyer, Merger Sub, the Company, and their respective Representatives, equity owners, controlling persons and affiliates (collectively, the "Buyer Indemnitees") for, and will pay to the Buyer Indemnitees from the Escrow Funds the monetary value of, any Adverse Consequences arising, directly or indirectly, from or in connection with:

57

(a)   any breach of any representation or warranty made by the Company in this Agreement (without giving effect to any supplement to the Company's Disclosure Schedule), the Company's Disclosure Schedule, the supplements to the Company's Disclosure Schedule, the Certificate of Merger (for this purpose, such certificate will be deemed to have stated that the Company's representations and warranties in this Agreement fulfill the requirements of Section 8.1 as of the Closing Date as if then made without giving effect to any supplement to the Company's Disclosure Schedule, unless the certificate expressly states that the matters disclosed in a supplement have caused a condition specified in Section 8.1 not to be satisfied), or any other certificate or document delivered by the Company pursuant to this Agreement;

(b)   any breach by the Company or the Stockholders' Representative of any covenant or obligation in this Agreement;

(c)   any Liabilities of the Company existing at or arising out of a state of facts existing at or before the Closing Date, to the extent that such Liabilities are not reflected or reserved against in the Balance Sheet or set forth on Schedule 11.2(c), including Liabilities arising from or relating to:

(i)   payment of any dividends or the license of any Company IP as contemplated by the Diagnostic IP License; and

(ii)   any Environmental, Health, and Safety Liabilities of the Company.

(d)   the exercise by any Dissenting Stockholder of appraisal rights in connection with the Contemplated Transactions, including amounts payable to such Dissenting Stockholder in excess of the Merger Consideration otherwise payable to such Dissenting Stockholder hereunder, and all related costs, expenses and interest;

(e)   any claim by any present or former Company Stockholder with respect to: (i) any shares of Company capital stock that such stockholder did not own as of the Closing Date, including, any devolved shares, for Merger Consideration or any other payment arising from or due and payable as a result of the Merger or (ii) any distribution or dividend declared by the Board prior to the Effective Time other than the Indemnity Dividend;

(f)   any claim by any Person for brokerage or finder's fees or commissions or similar payments based upon any agreement or understanding alleged to have been made by any such Person with the Company (or any Person acting on their behalf) in connection with any of the Contemplated Transactions;

(g)   any claim by any Person regarding an adverse claim, lien, option, encumbrance, judgment or restriction of any kind with respect to shares of Company capital stock; and

(h)   any Liability relating to or arising from clinical trials conducted by or on behalf of the Company, including any claims relating to any illness suffered by a participant in any such trial;

(i)   the assertion against any Releasee (as defined in the Voting and Release Agreements) by or on behalf of any Company Stockholder, any of their Affiliates or any third

party, of any claim or demand against any Releasee which arises directly or indirectly from, or in connection with, any Released Matter;

(j) all transfer, documentary, recording, notarial, sales, use, registration, stamp and other similar Taxes or fees imposed by any taxing authority in connection with the Contemplated Transactions, regardless of which party is obligated to pay such Tax under Legal Requirements; and

(k) any and all Proceedings, demands or assessments incidental to any of the matters set forth in Section 11.2(a) through (j).

11.3 INDEMNIFICATION BY BUYER

From and after the Effective Time, Buyer will indemnify and hold harmless the Company *Stockholders, and will pay to the Stockholders' Representative for the benefit of the Company* Stockholders the monetary value of any Adverse Consequences arising, directly or indirectly, from or in connection with:

(a) any breach of any representation or warranty made by Buyer in this Agreement (without giving effect to any supplement to the Buyer Disclosure Schedule), the Buyer Disclosure Schedule, the supplements to the Buyer Disclosure Schedule, the Certificate of Merger (for this purpose, such certificate will be deemed to have stated that the Buyer's representations and warranties in this Agreement fulfill the requirements of Section 9.1 as of the Closing Date as if then made without giving effect to any supplement to the Buyer Disclosure Schedule, unless the certificate expressly states that the matters disclosed in a supplement have caused a condition specified in Section 9.1 not to be satisfied), or any other certificate or document delivered by the Buyer pursuant to this Agreement;

(b) any breach by Buyer of any covenant or obligation in this Agreement;

(c) any claim by any Person for brokerage or finder's fees or commissions or similar payments based upon any agreement or understanding alleged to have been made by such Person with Buyer (or any Person acting on its behalf) in connection with any of the Contemplated *Transactions; and*

(d) *any and all Proceedings, demands or assessments incidental to any of the matters* set forth in Section 11.3(a) through (c).

11.4 CLAIM NOTICES AND CLAIMS

On or before 6 months following the Effective Time, Buyer may deliver to the Stockholders' Representative and Escrow Agent one or more notices (each, a "Claim Notice") which assert a claim for indemnification or a reduction of the Merger Consideration:

(a) under this Article 11 for claims of, or causes of action arising from, matters other than fraud, willful misconduct or willful misrepresentation (each a "Claim");

(b)   for claims of, or causes of action arising from, fraud, willful misconduct or willful misrepresentation (each a "Fraud Claim"); and

(c)   for claims under Section 11.2(d) (each an "Appraisal Claim").

Such notices will specify in reasonable detail (to the extent then known to Stockholders' Representative) the amount of the Adverse Consequences suffered by Buyer or a reasonable estimate thereof, except in the case of Appraisal Claims, in which case no specification of the amount of Adverse Consequences will be required, and whether Buyer is asserting a Claim, Fraud Claim or Appraisal Claim.

11.5   LIMITATIONS ON AMOUNT

(a)   On and after the Effective Time, Buyer's sole remedy with respect to all Claims will be limited to the Escrow Funds (as defined in the Escrow Agreement). Notwithstanding the foregoing, nothing in this Agreement or the Escrow Agreement shall limit Buyer's remedies for claims of, or causes of action arising from, fraud, willful misconduct or willful misrepresentation.

(b)   Buyer will have no liability (for indemnification or otherwise) with respect to the matters governed by Section 11.3 in excess of $1,000,000 in the aggregate. Notwithstanding the foregoing, this Section 11.5 shall not limit the Company Stockholders' remedies for claims of, or causes of action arising from, fraud, willful misconduct or willful misrepresentation.

11.6   DEFENSE OF APPRAISAL CLAIMS

After the Effective Time, Buyer will promptly notify the Stockholders' Representative after receipt by the Company of service of process relating to a Company Stockholder who has filed a petition in the Delaware Court of Chancery demanding a determination of the value of his Company Stock under DGCL Section 262(e). The Stockholders' Representative will be entitled to participate in such Proceeding and, to the extent that it wishes (unless (a) Buyer determines in good faith that joint representation would be inappropriate, or (b) the Stockholders' Representative fails to provide reasonable assurance to Buyer of its financial capacity to defend such Proceeding and provide indemnification with respect to such Proceeding), to assume the defense of such Proceeding with counsel satisfactory to Buyer. If the Stockholders' Representative assumes the defense of such Proceeding, no compromise or settlement of such appraisal claims may be effected by the Stockholders' Representative without Buyer's consent. Notwithstanding the foregoing, if Buyer determines in good faith that there is a reasonable probability that such a Proceeding may adversely affect it, the Company or their respective Affiliates as a result of a judgment for monetary damages in excess of the value of the Escrow Shares, then Buyer may, by notice to the Stockholders' Representative, assume the exclusive right to defend, compromise, or settle such Proceeding.

ARTICLE 12

STOCKHOLDERS' REPRESENTATIVE

12.1 APPOINTMENT

On behalf of each of the Company Stockholders, the Company hereby irrevocably confirms, designates and appoints Dale Boden as the Company Stockholders' representative, agent and attorney-in-fact (including any replacement designated pursuant to the Voting and Release Agreements, the "Stockholders' Representative").

12.2 POWERS

The rights and obligations of the Stockholders' Representative and those of the Company Stockholders relative to the Stockholders' Representative shall be set forth in the stockholders' representative agreement ("Stockholders' Representative Agreement"). At a minimum, that agreement must contain provisions that do the following and place no limitations thereon:

(a)   appoint the Stockholders' Representative as each Company Stockholders' representative, agent and attorney-in-fact with exclusive power and authority to act for and on behalf of each Company Stockholders' behalf after the Closing Date in connection with the Merger Agreement and Escrow Agreement, including, without limitation:

(i)   all matters arising under or relating to this Agreement and the Escrow Agreement;

(ii)   all disputes relating hereto or arising here from;

(iii)   all matters governed by Article 11 and all disputes or other matters relating thereto or arising there from;

(iv)   execution, delivery and receipt on behalf of the Company Stockholders of all notices, requests and other communications required or permitted to be given under this Agreement and the Escrow Agreement after the Closing Date;

(v)   receive disbursements and payments of Escrow Shares from the Escrow Agent, and distribute them to the Company Stockholders; and

(vi)   take all other actions and make all other decisions that this Agreement or the Escrow Agreement requires or permits the Stockholders' Representative to take or make;

(b)   couple the appointment and grant of authority to the Stockholders' Representative with an interest, such that it is irrevocable and may not be terminated by the act of any Company Stockholder or by operation of law, whether upon the death or incapacity of any Company Stockholder or by the occurrence of any other event;

(c)   provide a mechanism for the immediate appointment or election of a successor to the Stockholders' Representative should he die or become incapacitated or refuse to continue to serve in that capacity;

(d)   provide that the Company Stockholders shall bear, and shall not seek reimbursement or indemnification from Buyer or Merger Sub for, all fees, costs and expenses of the Stockholders' Representative and his advisors in connection with the performance of his duties;

(e)   provide that the Stockholders' Representative may acceptance of service of process for each Company Stockholder pursuant to Section 13.3; and

(f)   provide that the appointment of and grant of power and authority to the Stockholders' Representative must be coupled with an interest, in consideration of the mutual covenants made in this Agreement, be irrevocable and not be terminated by the act of any Company Stockholder or by operation of law, whether upon the death or incapacity of any Company Stockholder or by the occurrence of any other event, and each Company Stockholder must consents to the taking of any actions and the making of any decisions that this Agreement requires or permits Stockholders' Representative to take or make.

12.3   RELIANCE

Buyer and the Escrow Agent will be entitled to rely upon any document delivered by Stockholders' Representative as (a) being genuine and correct, (b) having been duly signed or sent by the Stockholders' Representative, and (c) binding on all of the Company Stockholders, and neither Buyer nor the Escrow Agent will be liable to any Company Stockholder for any action taken or omitted by Buyer or the Escrow Agent in such reliance.

ARTICLE 13

GENERAL PROVISIONS

13.1   PUBLIC ANNOUNCEMENTS

Any public announcement or similar publicity with respect to this Agreement or the Contemplated Transactions will be issued, if at all, at such time and in such manner as Buyer determines after consultation with the Stockholders' Representative. The Company will not make any disclosure of the Contemplated Transactions to any Person other than the Company Stockholders, except with the prior written consent of Buyer, as is necessary to obtain any required Consents for the consummation of the Contemplated Transactions, or as required by Legal Requirements. The Company and Buyer will consult with each other concerning the means by which the Company's employees, customers, suppliers and others having dealings with the Company will be informed of the Contemplated Transactions, except where compliance with this requirement would not be reasonably practicable due to applicable Legal Requirements and requirements of the United Kingdom Listing Authority. Buyer will have the right to be present for any such communication.

13.2 CONFIDENTIALITY

Between the date of this Agreement and the Closing Date, Buyer, Merger Sub and the Company will maintain in confidence, and will cause the Representatives of Buyer, Merger Sub and the Company, respectively, to maintain in confidence, and not use to the detriment of any party hereto any written, oral, or other information obtained in confidence from any party hereto in connection with this Agreement or the Contemplated Transactions, unless (a) such information is already known to such party or to others not bound by a duty of confidentiality or such information becomes publicly available through no fault of such party, (b) the use of such information is necessary or appropriate in making any filing or obtaining any Consent required for the consummation of the Contemplated Transactions, or (c) the furnishing or use of such information is required by or necessary or appropriate in connection with Proceedings, Claims or notices, consents, waivers and other communications under this Agreement, including the Proxy Statement/Private Placement Memorandum.

If the Contemplated Transactions are not consummated, each party will return or destroy as much of such written information as the other party may reasonably request. Whether or not the Closing takes place, the Company waives any cause of action, right or claim arising out of the access of Buyer and its Representatives to any trade secrets or other confidential information of the Company, except for the intentional disclosure or competitive misuse by Buyer or its Representatives of such trade secrets or confidential information. Whether or not the Closing takes place, Buyer waives any cause of action, right, or claim arising out of the access of the Company and its Representatives and the Company Stockholders to any trade secrets or other confidential information of Buyer, except for the intentional disclosure or competitive misuse by the Company or its Representatives or the Company Stockholders of such trade secrets or confidential information.

Buyer and the Company hereby acknowledge that they are parties to a confidentiality agreement dated as of November 23, 2004 and further agree that the terms of such confidentiality agreement are not to be superseded by this Section 13.2. Whenever possible, the terms of this Section 13.2 are to be read and interpreted consistently with the terms of such prior confidentiality agreement. In the event of a conflict between this Section 13.2 and such confidentiality agreement, the terms of this Section 13.2 shall prevail.

13.3 NOTICES

All notices, consents, waivers, and other communications under this Agreement must be in writing and will be deemed given to a party when (a) delivered to the appropriate address by hand or by nationally recognized overnight courier service (costs prepaid); (b) sent by facsimile or e-mail with confirmation of transmission by the transmitting equipment; or (c) received or rejected by the addressee, if sent by certified mail, return receipt requested; in each case to the following addresses, facsimile numbers or e-mail addresses and marked to the attention of the individual (by name or title) designated below (or to such other address, facsimile number, e-mail address or individual as a party may designate by notice to the other parties):

Company:

Aptamera, Inc.
Attention: Brian Brohman
640 S. Fourth Street, Suite 400
Louisville, KY 40202
Facsimile No.:+1 (502) 587-7285
E-mail Address: bbrohman@aptamera.com

with a copy to:

Frost, Brown Todd LLC
Attention: William Strench
400 West Market Street, 32nd Floor
Louisville, KY 40202
Facsimile No.:+1 (502) 581-1087
E-mail Address: wstrench@fbtlaw.com

Buyer and Merger Sub:

Antisoma plc
Attention: Glyn Edwards, CEO
West Africa House
Hanger Lane
Ealing, London W5 3QR
Facsimile No.:+44 (0)20 8799 8201

with a copy to:

Baker & McKenzie
Attention: Philip Stamatakos
One Prudential Plaza
130 East Randolph Drive
Chicago, IL 60601
Facsimile No.:+1 (312) 861-2899
E-mail Address: Philip.S.Stamatakos@bakernet.com

13.4   FURTHER ASSURANCES

The parties agree (a) to furnish upon request to each other such further information, (b) to execute and deliver to each other such other documents, and (c) to do such other acts and things, all as the other party may reasonably request for the purpose of carrying out the intent of this Agreement and the Contemplated Transactions.

13.5 INCORPORATION OF SCHEDULES

The Schedules identified in this Agreement, including the Company's Disclosure Schedule and Buyer's Disclosure Schedule, are incorporated herein by reference and made a part of this Agreement.

13.6 ENTIRE AGREEMENT AND MODIFICATION

This Agreement supersedes all prior agreements among the parties with respect to its subject matter (including the Buyer's letter to the Company dated November 23, 2004) and constitutes (along with the documents delivered pursuant to this Agreement) a complete and exclusive statement of the terms of the agreement between the parties with respect to its subject matter.

Before the Effective Time, this Agreement may not be amended, supplemented or otherwise modified by the parties except by a written agreement of the parties which has been authorized by the boards of directors of the Company and Merger Sub, and in the case of Buyer, which has been authorized by its board of directors or by any committee, director or officers to whom Buyer's board of directors has delegated the authority to amend, supplement or otherwise modify this Agreement. After the Effective Time, this Agreement may not be amended, supplemented or otherwise modified by the parties except by a written agreement of the parties which has been executed by the Stockholders' Representative (on behalf of the Company Stockholders) and officers of Buyer and the Surviving Corporation.

13.7 DISCLOSURE SCHEDULE

(a)   The statements in the Company's Disclosure Schedules and Buyer's Disclosure Schedules, and those in any supplement thereto, relate only to the provisions in the Section of the Agreement to which they expressly relate and not to any other provision.

(b)   In the event of any inconsistency between the statements in the body of this Agreement and those in the Company's Disclosure Schedule or the Buyer's Disclosure Schedule, as the case may be (other than an exception expressly set forth as such in the relevant disclosure schedule with respect to a specifically identified representation or warranty), the statements in the body of this Agreement will control.

13.8 TIME OF ESSENCE

With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

13.9 SEVERABILITY

If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

13.10 ASSIGNMENTS, SUCCESSORS, AND NO THIRD PARTY RIGHTS

No party may assign any of its rights or delegate any of its obligations under this Agreement without the prior written consent of the other parties, except that Buyer may assign any of its rights and delegate any of its obligations under this Agreement to any subsidiary of Buyer or to any subsequent acquirer of the Company or of all or substantially all of the assets of the Company. Subject to the preceding sentence, this Agreement will apply to, be binding in all respects upon, and inure to the benefit of each of the party's successors, permitted assigns, heirs, executors and administrators. Nothing expressed or referred to in this Agreement will be construed to give any Person, other than the parties to this Agreement, the Stockholders' Representative and the Company Stockholders, any legal or equitable right, remedy, or claim under or with respect to this Agreement or any provision of this Agreement except such rights as shall inure to a successor or permitted assignee pursuant to this Section 13.10.

13.11 ENFORCEMENT OF AGREEMENT

The parties acknowledge and agree that any party could be damaged irreparably if any of the provisions of this Agreement are not performed in accordance with the specific terms and that any breach of this Agreement by the any party could not be adequately compensated in all cases by monetary damages alone. Accordingly, each party agrees that, in addition to any other right or remedy to which any party may be entitled, at law or in equity, it shall be entitled to enforce any provision of this Agreement by a decree of specific performance and to temporary, preliminary and permanent injunctive relief to prevent breaches or threatened breaches of any of the provisions of this Agreement by the other party(ies), without posting any bond or other undertaking.

13.12 WAIVER

The rights and remedies of the parties to this Agreement are cumulative and not alternative. Neither any failure nor any delay by any party in exercising any right, power, or privilege under this Agreement or any of the documents referred to in this Agreement will operate as a waiver of such right, power, or privilege, and no single or partial exercise of any such right, power, or privilege will preclude any other or further exercise of such right, power, or privilege or the exercise of any other right, power, or privilege. To the maximum extent permitted by applicable law, (a) no claim or right arising out of this Agreement or any of the documents referred to in this Agreement can be discharged by one party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other party; (b) no waiver that may be given by a party will be applicable except in the specific instance for which it is given; and (c) no notice to or demand on one party will be deemed to be a waiver of any obligation of that party or of the right of the party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.

13.13 GOVERNING LAW; JURISDICTION; SERVICE OF PROCESS

This Agreement will be governed by and construed under the laws of the State of Delaware without regard to conflicts of laws principles that would require the application of any

other law. Any Proceeding arising out of or relating to this Agreement or any Contemplated Transaction must be brought in the courts of the State of Delaware, County of Wilmington, or, if it has or can acquire jurisdiction, in the United States District Court for the District of Delaware, and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such Proceeding, waives any objection it may now or hereafter have to venue or to convenience of forum, agrees that all claims in respect of the Proceeding shall be heard and determined only in any such court, and agrees not to bring any Proceeding arising out of or relating to this Agreement or any Contemplated Transaction in any other court. The parties agree that any or all of them may file a copy of this Section 13.13 with any court as written evidence of the knowing, voluntary and bargained agreement between the parties irrevocably to waive any objections to venue or to convenience of forum. Process in any Proceeding referred to in this Section 13.13 may be served on any party anywhere in the world.

13.14 COUNTERPARTS

This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.

The parties have executed and delivered this Agreement as of the latest date indicated below.

ANTISOMA PLC

By: _____
Glyn Edwards, Chief Executive Officer

Date: _____January 9, 2005_____

APTAMERA ACQUISITION CORP.

By: _____
Glyn Edwards, President

Date: _____January 9, 2005_____

APTAMERA, INC.

By: _____
Tyree G. Wilburn, Vice Chairman

Date: _____January 9, 2005_____

68

Project Holly
Due Diligence Roundtable
June 9, 2005

Agenda

1. Legal
2. Tax
3. Pensions
4. Environmental
5. HR
6. Sales
7. Manufacturing
8. Finance / Accounting
9. IT



**RESOLUTIONS OF
ANTISOMA PLC (the "Company")**
(Registered in England and Wales No. 3248123)

At the Annual General Meeting of the Company duly convened and held at 2.00pm on 23 November 2004 the following resolutions were passed, in the case of resolution 1, as an ordinary resolution and, in the case of resolution 2, as a special resolution.

ORDINARY RESOLUTION

1. THAT the directors be and they hereby generally and unconditionally authorised to exercise all the powers of the Company to allot relevant securities (within the meaning of section 80 of the Companies Act 1985 (the "Act")) up to an aggregate nominal amount of £886,920 provided that this authority shall (unless renewed, varied or revoked by the Company) expire on the date being 15 months from the passing of this resolution or, if earlier, at the conclusion of the of the Annual General Meeting of the Company next held following the passing of this resolution, save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired and this authority shall be in substitution for all existing authorities conferred on the Directors for the purposes of section 80 of the Act.

SPECIAL RESOLUTION

2. THAT the directors be and they are hereby empowered pursuant to section 95 of the Act to allot equity securities (as defined in section 94(2) of the Act) for cash pursuant to the authorities to allot relevant securities conferred on them for the purposes of section 80 of the Act by resolution 1 above passed as if the provisions of section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited:

    (i)   to the allotment of equity securities in connection with an issue in favour of holders of ordinary shares (whether by way of a rights issue, open offer or otherwise) where the equity securities respectively attributable to the interests of such holders of ordinary shares on a fixed record date are proportionate (as nearly as may be) to the respective numbers of shares held by them but subject to such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with any legal or practical problems under the laws of any overseas territory or the requirements of any regulatory body or any stock exchange in any territory or in relation to fractional entitlements; and

    (ii)   to the allotment (otherwise than pursuant to paragraph (i)) of equity securities having a nominal amount, in the case of relevant shares, or, in the case of other equity securities, giving the right to subscribe for or convert into relevant shares having a nominal amount, not exceeding in aggregate the sum of £266,075;

    and shall (unless renewed, varied or revoked by the Company) expire on the date being 15 months from the passing of this resolution or, if earlier, at the conclusion of the Annual

(21194187.01)

General Meeting of the Company next held following the passing of this resolution, save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offer or agreement as if this power had not expired. This power shall be in addition to any and all powers previously conferred on the Directors for the purposes of section 89 of the Act.

Dated: 23 November 2004

....

Chairman

(21194187.01)

Please complete in typescript,
or in bold black capitals.

CHFP025

288c

CHANGE OF PARTICULARS for director or secretary

*(NOT for appointment (use Form 288a) or
resignation (use Form 288b))*

Company Number | 03248123

Company Name in full | ANTISOMA PLC

Changes of particulars form

Complete in all cases

	Day	Month	Year
Date of change of particulars	2 2	0 9	2 0 0 4

Name

*Style / Title | MR | *Honours etc |

Forename(s) | GRAHAME DAVID

Surname | COOK

	Day	Month	Year
†Date of Birth	0 7	0 4	1 9 5 8

Change of name
(enter new name)

Forename(s) |

Surname |

Change of usual residential address ††
(enter new address)

ANTISOMA PLC (FAO: THE COMPANY SECRETARY)
WEST AFRICA HOUSE, HANGAR LANE

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985

Post town | EALING

County / Region | LONDON | Postcode | W5 3QR

Country [✓] | ENGLAND

Other change
(please specify) |

* Voluntary details.
† Directors only.
**Delete as appropriate.

A serving director, secretary etc must sign the form below.

Signed | [signature] | **Date** | 5/10/04

(** director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Tel

DX number | DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
for companies registered in England and Wales   **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland   **DX 235 Edinburgh**



Companies House
····· *for the record* ·······

Company Name
ANTISOMA PLC

OObOGO\iS.

RECEIVED

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Public Limited Company

Company Number
3248123
Information extracted from
Companies House records on
24th July 2004

Section 1: Company details

COMPANIES HOUSE   18
                        13/09/04

Ref: 3248123/09/28

	Current details	Amended details
● Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	West Africa House Hanger Lane Ealing London W5 3QR	Address _____ _____ _____ UK Postcode _ _ _ _ _ _ _
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** Northern Registrars Ltd, Northern House Fenay Bridge Huddersfield HD8 0LA	Address *CAPITA REGISTRARS LTD NORTHERN HOUSE, FENAY BRIDGE, HUDDERSFIELD* UK Postcode *HD8_ 0LA*
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address _____ _____ _____ UK Postcode _ _ _ _ _ _ _
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	SIC Code Description 7487 Other business activities	SIC CODE Description _ _ _ _ _____ _ _ _ _ _____ _ _ _ _ _____ _ _ _ _ _____
> *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*		

1

Section 2: Details of Officers of the Company

Current details	Amended details

> **Company Secretary**
If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.

Particulars of a new Company Secretary must be notified on form 288a.

Name
 Raymond John SPENCER

Address
77 West Drive
Caldecote
Cambridge
Cambridgeshire
CB3 7NY

Name

_____

☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.

Address

_____
_____
_____

UK Postcode ⌐ _ _ ⌐   ⌐ ⌐ ⌐
Date of change _ _ / _ _ / _ _ _ _
Date Raymond John SPENCER
ceased to be secretary (if applicable)
_ _ / _ _ / _ _ _ _

> **Director**
If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.

Particulars of a new Director must be notified on form 288a.

Name
 Grahame David COOK MA ACA

Address
9 Alleyn Road
London
SE21 8AB

Date of birth 07/04/1958

Nationality   British

Occupation   Banker

Name

_____

☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.

Address

_____
_____
_____

UK Postcode _ _ _ _   _ _ _
Date of birth   _ _ / _ _ / _ _ _ _
Nationality   _____
Occupation   _____
Date of change _ _ / _ _ / _ _ _ _

Date Grahame David COOK MA ACA
ceased to be director (if applicable)
_ _ / _ _ / _ _ _ _

Section 2: Details of Officers of the Company (continued)

Current details	Amended details

> Director

If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.

Particulars of a new Director must be notified on form 288a.

Name
Glyn Owain EDWARDS

Address
20 Ashley Park
Maidenhead
Berkshire
SL6 8EZ

Date of birth 24/06/1955

Nationality British

Occupation Chief Executive Officer

Amended details:

Name

☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.

Address

UK Postcode _ _ _ _ _ _ _
Date of birth _ _ / _ _ / _ _ _ _
Nationality
Occupation
Date of change _ _ / _ _ / _ _ _ _
Date Glyn Owain EDWARDS ceased to be director (if applicable)
_ _ / _ _ / _ _ _ _

> Director

If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.

Particulars of a new Director must be notified on form 288a.

Name
Ann Veronica HACKER

Address
Bearwood
Pinemount Road
Camberley
Surrey
GU15 2LU

Date of birth 06/06/1951

Nationality British

Occupation Director

Amended details:

Name

☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.

Address

UK Postcode _ _ _ _ _ _ _
Date of birth _ _ / _ _ / _ _ _ _
Nationality
Occupation
Date of change _ _ / _ _ / _ _ _ _
Date Ann Veronica HACKER ceased to be director (if applicable)
_ _ / _ _ / _ _ _ _

3

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Dr Ursula Mary NEY BSC PHD MBA **Address** 4 Barkham Terrace London SE1 7PS **Date of birth** 19/01/1952 **Nationality** British **Occupation** Chied Opertaing Officer	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality Occupation CHIEF OPERATING OFFICER Date of change _ _ / _ _ / _ _ _ _ Date Dr Ursula Mary NEY BSC PHD MBA ceased to be director (if applicable) _ _ / _ _ / _ _ _ _
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Michael George PAPPAS **Address** 12 Tower Rise Richmond Surrey TW9 2TS **Date of birth** 03/10/1956 **Nationality** British **Occupation** Business Consultant	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality Occupation Date of change _ _ / _ _ / _ _ _ _ Date Michael George PAPPAS ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

Section 2: Details of Officers of the Company (continued)

Current details	Amended details

> Director

If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.

Particulars of a new Director must be notified on form 288a.

Current details

Name
Dr Barry John PRICE

Address
Warren Farmhouse Warren Cottages
Warren Lane Cottered
Buntingford
Hertfordshire
SG9 9QG

Date of birth 10/07/1943

Nationality   British

Occupation   R & D

Amended details

Name

☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.

Address

UK Postcode _ _ _ _   _ _ _
Date of birth _ _ / _ _ / _ _ _ _
Nationality _____
Occupation _____
Date of change _ _ / _ _ / _ _ _ _

Date Dr Barry John PRICE ceased to be director (if applicable)
_ _ / _ _ / _ _ _ _

> Director

If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.

Particulars of a new Director must be notified on form 288a.

Current details

Name
Raymond John SPENCER

Address
77 West Drive
Caldecote
Cambridge
Cambridgeshire
CB3 7NY

Date of birth 13/09/1955

Nationality   British

Occupation   Director

Amended details

Name

☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.

Address

UK Postcode _ _ _ _   _ _ _
Date of birth _ _ / _ _ / _ _ _ _
Nationality _____
Occupation _____
Date of change _ _ / _ _ / _ _ _ _

Date Raymond John SPENCER ceased to be director (if applicable)
_ _ / _ _ / _ _ _ _

Section 2: Details of Officers of the Company (continued)

Current details	Amended details
Name Birgit Agneta STATTIN NORINDER	Name

> **Director**
> *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*

Address
59 Bury Walk
London
SW3 6QH

Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.

Address

Date of birth 17/10/1948

Nationality Swedish

UK Postcode ⌐ ⌐ ⌐ ⌐   ⌐ ⌐ ⌐

Date of birth ⌐ ⌐ / ⌐ ⌐ / ⌐ ⌐ ⌐ ⌐

Nationality

Particulars of a new Director must be notified on form 288a.

Occupation Company Director

Occupation

Date of change ⌐ ⌐ / ⌐ ⌐ / ⌐ ⌐ ⌐ ⌐

Date Birgit Agneta STATTIN NORINDER ceased to be director (if applicable) ⌐ ⌐ / ⌐ ⌐ / ⌐ ⌐ ⌐ ⌐

Section 3: Share Capital **(C)**

Issued share capital details

> *Please fill in the details of total share capital by class (eg. ordinary, preference etc) that has been issued to the company's shareholders.*

Class of Share

ORDINARY

Number of shares issued

266,076,589

Aggregate Nominal Value of issued shares

£2,660,766

Class of Share

PREFERENCE

Number of shares issued

4,331,683

Aggregate Nominal Value of issued shares

£4,331,683

Class of Share

Number of shares issued

Aggregate Nominal Value of issued shares

Class of Share

Number of shares issued

Aggregate Nominal Value of issued shares

> *Please fill in the total number of issued shares and their total nominal value.*

Number of shares issued

270,408,272

Aggregate Nominal Value of issued shares

£6,992,449

List of past and present members *(Tick appropriate box)*

> *Please complete the required information on the attached schedules or in another format agreed by Companies House.*

☐ There were no changes during the period
☐ A list of changes is enclosed
☑ A full list of members is enclosed

The last full list of members was received on: 16/08/2003

> **REMEMBER:**
> **Changes** to shareholder particulars or details of shares transferred to be **completed each year**
> A full list of shareholders is required with the first and every third Annual Return thereafter
> List shareholders in alphabetical order or provide an index
> List joint shareholders consecutively

Section 4: Details of New Shareholders and Transfers (A) (ii)

> Please fill in details of any persons or corporate bodies who have become shareholders since the last annual return.

> Please fill in details of any persons or corporate bodies that have transferred shares since the last annual return.

> Please use Section 4B to give details of any persons or corporate bodies who have ceased to be shareholders since the last annual return or, in the case of a first return, since the incorporation of the company.

> Please copy this page if there is not enough space to enter all the company's current shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name _REFER ATTACHED LIST OF SHAREHOLDERS (ORDINARY_ Address _____ _____ _____ UK Postcode _ _ _ _ _ _ _	SHARES)		
Name _ABBOTT LABORATORIES INC_ Address _AS PRIOR YR._ _____ _____ UK Postcode _ _ _ _ _ _ _	PREFERENCE SHARES OF £1 EACH 4,331,683	/	/
Name _____ Address _____ _____ _____ UK Postcode _ _ _ _ _ _ _			
Name _____ Address _____ _____ _____ UK Postcode _ _ _ _ _ _ _			

Section 4B: Details of Former Shareholders

> Please fill in details of any persons or corporate bodies who have ceased to be shareholders at the date of this return. Also, please give the dates that their shares were transferred.

> Please copy this page if there is not enough space to enter all the company's former shareholders.

Former shareholders details	Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Address UK Postcode ⌞ ⌞ ⌞ ⌞ ⌞ ⌞ ⌞		
Name Address UK Postcode ⌞ ⌞ ⌞ ⌞ ⌞ ⌞ ⌞		
Name Address UK Postcode ⌞ ⌞ ⌞ ⌞ ⌞ ⌞ ⌞		
Name Address UK Postcode ⌞ ⌞ ⌞ ⌞ ⌞ ⌞ ⌞		
Name Address UK Postcode ⌞ ⌞ ⌞ ⌞ ⌞ ⌞ ⌞		



Companies House
—— *for the record* ——

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature _____   Date _9_ / _09_ / _2004_
(Director / Secretary)

This date must not be earlier than the return date at 2 below

What to do now
Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☑ This AR is made up to 16/8/2004

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **16th August 2005** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House   OR
Crown Way
Cardiff CF14 3UZ

For members of the Hays Document
Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name
RAYMOND SPENCER

Telephone number *inc code*
0208_ 7998200

Address
ANTISOMA PLC, WEST AFRICA
HOUSE, HANGER LANE, EALING,
LONDON

DX number *if applicable*
_ _ _ _ _ _

DX exchange

Postcode   W5 _ _ 3QR

ANTISOMA PLC   266076589 258076589

IVC-CODE-03   XXXX(Main Holder Name Line 1)XXX41   XXXXX(Main XXX(Main Holder Address Line 1) XXX(Main Holder Address Line 2)XX82   XXX(Main Holder Address t XXX(Main Holder XXX(Main Holder MainPC06 H G T C1 1E+12

Holder No	Name	Address 1	Address 2	Address 3	Address 4	Address 5	Postcode	H	G	T	C1	Shares
6623	MRS KIM ABBEY	3 ANTHONY PLACE	POLECAT HILL	HINDHEAD	SURREY		GU26 6BD	0 A	0	1		2272
8461	ABBOTT LABORATORIES	HONEY-LINK GOLDBERG	DOMESTIC LEGAL DEPT 322	BUILDING AP6	100 ABBOTT PA ILLINOIS 60064 USA			0 T	0	1		6084180
8485	ABI (PREMISES) LTD	51 GRESHAM STREET	LONDON				EC2V 7HQ	6 A	0	1		1
8497	MR KEVIN JAMES ABLITT	37 OAKLEIGH PARK DRIVE	LEIGH ON SEA	ESSEX			SS9 1RP	0 A	0	1		700
8502	MRS D P ABRAM	11 FIRS ROAD	CATLEY	CHEADLE	CHESHIRE		SK8 4JT	0 A	0	1		3892
2088	MR ALEXANDER ADAM	98 FERRYFIELD	EDINBURGH				EH5 2PS	0 A	0	1		5000
70001754171	ADAM & COMPANY (NOMINEES) LIMITED	22 CHARLOTTE SQUARE	EDINBURGH				EH2 4DF	5 A	0	1		4000
36549	MR GEORGE ADAMOU	9 PYMMES GREEN ROAD	LONDON				N11 1DE	0 A	0	1		2896
3622	MR JUSTIN CHRISTOPHER ADAMS	MANOR FARM	CURRY MALLET	TAUNTON	SOMERSET		TA3 6TA	0 A	0	1		2327
8553	NICHOLAS CHARLES ADAMS ESQ	6 FARADAY ROAD	ACTON	LONDON			W3 6JB	0 A	0	1		5184
8565	MRS SYLVIA ADAMS	MANOR FARM	LOWER STREET	CURRY MALLET	TAUNTON	SOMERSET	TA3 6TA	0 A	0	1		2000
8590	MR JOSEPH ADDY	OLD VICARAGE	PRESTON ROAD	INSKIP	PRESTON		PR4 0TT	0 A	0	1		465
7280	MRS AUDREY CELINE MELANIE ADLER	7 LODGE AVENUE	GREAT BADDOW	CHELMSFORD	ESSEX		CM2 7EA	0 A	0	1		2620
8606	FRANK AFFA ESQ	1 SUNNYSIDE COURT	ALLOA	CLACKMANNANSHIRE			FK10 2AG	0 A	0	1		350
8621	MRS EMMA AGUILAR	53A	CAMBERWELL NEW ROAD	LONDON			SE5 0RZ	0 A	0	1		500
8657	MR ONDER AHMET	101 BRAMERTON ROAD	BECKENHAM	KENT			BR3 3NY	0 A	0	1		851
2119	MR ALBERT SHIELD AIREY	3 MEADOW COURT	APPLEBY IN WESTMORLAND	CUMBRIA			CA16 6TJ	0 A	0	1		5833
70000225685	MS CATERINE CREMIEU-ALCAN	HUCKHAM COTTAGE	BERHILL	ASHCOTT	SOMERSET		TA7 9QN	0 A	0	1		689
4008	MRS JANET ELIZABETH ALCOCK	RANDALLS	HOODER COURT	KNOWLES BROW	STONYHURST		BB7 9PP	0 A	0	1		9333
8703	STEVEN ANTHONY ALDERSON ESQ	89 LITTLE SUTTON ROAD	FOUR OAKS	SUTTON COLDFIELD	BIRMINGHAM		B75 6PT	0 A	0	1		450
8727	MRS IRENE ALDRED	41 WYATT DRIVE	BARNES	LONDON			SW13 8AL	0 A	0	1		1000
36212	MR HABEEB ALI	FLAT 2/2 270 WOODLANDS RO	GLASGOW	LANARKSHIRE			G3 6NE	0 A	0	1		20000
15882	MR ILKER FIKRI ALI	75 CHASEVILLE PARK ROAD	LONDON	LONDON			N21 1PE	0 A	0	1		10846
8740	DR MEHBOOB ALI	GREENWAYS	SUNNYBANK ROAD	BLACKWOOD	GWENT		NP2 1HY	0 A	0	1		500
735	EDWARD FRANCEYS ALLEN ESQ	WILLOW FARM	PETTAUGH	STOWMARKET	SUFFOLK		IP14 6AX	0 A	0	1		1750
8832	MRS VERONICA BARBARA ALLEN	WILLOW FAARM	STONHAM ASPAL	STOWMARKET	SUFFOLK		IP14 6AX	0 A	0	1		3600
70000006496	ALLIANCE TRUST SAVINGS NOMINEES LIMITED	P.O. BOX 164	MEADOW HOUSE	64 REFORM STREET	DUNDEE		DD1 9YP	5 A	0	1		10754
8844	GORDON ANDREW ALLISON ESQ	BURNSIDE	SHORE ROAD	AUCHENCAIRN	CASTLE DOUGLAS		DG7 1QZ	0 A	0	1		360
8868	MRS SANDRA ALLISON	128 SKIPTON ROAD	ILKLEY	WEST YORKSHIRE			LS29 8SQ	0 A	0	1		299
8595	JOHN ALAN ALSOP ESQ	THE OLD STABLES	HARBOUR ROAD	ONCHAN	ISLE OF MAN		IM3 1BG	0 A	0	1		4100
70001374055	ALTIUM CAPITAL LIMITED	30 ST JAMES' SQUARE	LONDON				SW1Y 4AL	6 A	0	1		735283
7359	ALVARDO LIMITED	3A CARRACKEL DRIVE	MAYDOWN	LONDONDERRY			BT47 6UQ	6 A	0	1		10000
6936	MRS LINDA MARGARET AMEY	52 SKINNERS LANE	GALLEYWOOD	CHELMSFORD	ESSEX		CM2 8RP	0 A	0	1		513
6987	SUBRAMANIAM ANANDAKRISHNAN ESQ	15A ORCHARD AVENUE	NEW MALDEN	SURREY			KT3 4JU	0 A	0	1		1360
36513	ALAN HENRY LINDROTH ANDERSON ESQ	OAKLEIGH	PENTRE ROAD	ABERGAVENNY	MONMOUTHSHIRE		NP7 7BE	0 A	0	1		4587
34604	ERIC ANDERSON ESQ	51 GREENWAYS	HIGHCLIFFE	CHRISTCHURCH	DORSET		BH23 5BB	0 A	0	1		2210
5269	STEPHEN RODNEY ANDERSON ESQ	35 CHAUCER CLOSE	BERKHAMSTED	HERTFORDSHIRE			HP4 3PP	0 A	0	1		1196
35103	MRS VALERIE ANDERSON	PENTLANDS	32 HEADROOMGATE ROAD	LYTHAM ST ANNES			FY8 3BE	0 A	0	1		3000
8999	MR CHRISTOPHER JOHN ANDREWS	1 HAUL FRYN	PANTMAWR	CARDIFF			CF4 6XR	0 A	0	1		500
9001	MR GLENN ANDREWS	BARTON COTTAGE	42 BRITANNIA ROAD	KINGSWOOD	BRISTOL		BS15 2BN	0 A	0	1		1200
8050	MRS JENIFER MARY ANSELL	OAKFIELD	MANOR ROAD	FRESHWATER	ISLE OF WIGHT		PO40 9UD	0 A	0	1		271
70000057906	APOLLO NOMINEES LTD	1 FINSBURY AVENUE	LONDON				EC2M 2PP	5 A	0	1		1033
70000047032	APOLLO NOMINEES LTD	1 FINSBURY AVENUE	LONDON				EC2M 2PP	5 A	0	1		32641
6252	MR JAMIE SCOTT ARCHER	43 NELSON ROAD	ASHINGDON	ESSEX			SS4 3EJ	0 A	0	1		180
9142	MRS BERYL RYDER ARDEN	IVY FARM	CODDINGTON	TATTENHALL	CHESTER	CHESHIRE	CH3 9EN	0 A	0	1		513
9154	MRS JEAN MARIE AREMOLA	13 STELLMAN CLOSE	RENDLESHAM ROAD	CLAPTON	LONDON		E5 8ON	0 A	0	1		500
7940	MRS CELEN ARKIN	56 SOUTH LODGE DRIVE	OAKWOOD	LONDON			N14 4XP	0 A	0	1		10000
9166	DR ROBERT JAMES ARMATAGE	FLAXYARDS COTTAGE	RHUDDAL HEATH	TARPORLEY	CHESHIRE		CW6 9HJ	0 A	0	1		1645
5040	MR JOHN EDWARD ARMSTRONG	4 MARQUIS GARDENS	CHELLASTON	DERBY			DE73 1WD	0 A	0	1		456
9190	MOORDOESSA ARNACHELLUM ESQ	26B COTTIMORE LANE	WALTON ON THAMES	SURREY			KT12 2BS	0 A	0	1		2000
9209	DEREK NORMAN ARNOLD ESQ	11 TOWER VIEW	KINGS HILL	WEST MALLING	KENT		ME19 4UN	0 A	0	1		1200
70000046213	ASHCOURT NOMINEES LIMITED	BRICQUEBEC	44 CRANK ROAD	BILLINGE	NR WIGAN		WN5 7EZ	5 A	0	1		5000
9234	MR KEITH ERNEST ASHCROFT	10 ELMFIELD ROAD	WIGAN	LANCS			WN1 2RG	0 A	0	1		1000
9246	MR ALFRED ARTHUR ASHTON	16 NEW WAY	COWH PARK	WHITWORTH	ROCHDALE		OL12 8AN	0 A	0	1		300
9273	MRS FRANCES ASHWORTH	23 LAKE AVENUE	SLOUGH				SL1 3BY	0 A	0	1		1000
9302	MS HANEEZA ASLAM	23 LAKE AVENUE	SLOUGH				SL1 3BY	0 A	0	1		2500
9314	MR MOHAMMED ASLAM ESQ	24 WILBURY GROVE	HOVE	EAST SUSSEX			BN3 3JQ	0 A	0	1		3000
70004646277	MR GEORGE WILFRED ASPINALL	THE BARN	ALT HILL LANE	ASHTON UNDER LYNE	LANCASHIRE		OL6 8AP	0 A	0	1		5000
6041	MR ROBERT FRED ASTLE	23 EGDON GLEN	CROSSWAYS	DORCHESTER	DORSET		DT2 8BQ	0 A	0	1		1000
9341	JOHN SHEPHERD ASTON ESQ	61 ROKEBY GARDENS	WOODFORD GREEN	ESSEX			IG8 9HS	0 A	0	1		300
9353	DR ANDREW ASWANI	8A CHEQUER STREET	ST ALBANS	HERTS			AL1 3XZ	0 A	0	1		800
9365	MR RICHARD LANGLEY ATHERTON	11 WESTBOURNE GROVE	DARLINGTON				DL3 8LS	0 A	0	1		1000
2854	JOHN ANTHONY ATKINSON ESQ	22 HARDWICKE CLOSE	WORCESTER	WORCESTERSHIRE			WR2 5NX	0 A	0	1		2000
2816	THE AUCKLAND DIVISION OF THE CANCER	SOCIETY O 1 BOYLE STREET	GRAFTON	AUCKLAND	NEW ZEALAND FAO MR MICHAEL OUDMAN			0 T	0	1		129181
2921	AUCKLAND UNISERVICES LIMITED	UNISERVICES HOUSE LEVEL 15	58 SYMONDS STREET	AUCKLAND	NEW ZEALAND FAO DR JOHN KERNOHAN			0 T	0	1		108749
9418	DUTT AUMEERUN ESQ	8 HAREFIELD COURT	96 HARTFIELD ROAD	WIMBLEDON	LONDON		SW19 3TF	0 A	0	1		500
35487	AVARUS INVESTMENTS LIMITED	56 SOUTH LODGE DRIVE	OAKWOOD	LONDON			N14 4XP	3 A	0	1		20000
35861	MR MOHAMMED AYUB	36 BLUMFIELD CRESCENT	SLOUGH	BERKSHIRE			SL1 6NH	0 A	0	1		2500
35873	MR YASSIR MOHAMMED AYUB	36 BLUMFIELD CRESCENT	SLOUGH	BERKSHIRE			SL1 6NH	0 A	0	1		2500
2625	MRS NICOLA JANE BABBAGE	5 KINGFISHER CLOSE	DURKAR	WAKEFIELD	WEST YORKSHIRE		WF4 3NE	0 A	0	1		2185
9482	ROBERT JOHN BAGGALEY ESQ	88 FERNSIDE AVENUE	ALMONDBURY	HUDDERSFIELD			HD5 8PG	0 A	0	1		160
9494	ALFONSO BAGLIONI	56 BLOSSOM WAY	WEST DRAYTON	MIDDLESEX			UB7 9HG	0 A	0	1		4000
36119	MR PAUL ASHLEY BAILEY	PRE DU DOVIT	BILOTERIE ROAD	PERELLE	ST SAVIOUR	GUERNSEY	GY7 9QY	0 A	0	1		7132
9527	MRS PAULINE MARY BAILEY	40 BLENHEIM DRIVE	OXFORD	OXFORDSHIRE			OX2 8DD	0 A	0	1		5440
35431	ROBERT MICHAEL BAILEY ESQ	STEPS HOUSE	HIGH STREET	WEST WYCOMBE	HIGH WYCOMB BUCKINGHAM		HP14 3AB	0 A	0	1		1162
9540	VICTOR DOUGLAS BAILEY ESQ	8 ALLT Y MOR	TREFOR	CAERNARFON	GWYNEDD		LL54 5LB	0 A	0	1		235
9564	MR ROBERT MARTIN BAINES	10 WYEBANK WAY	TUTSHILL	CHEPSTOW	GWENT		NP16 7DN	0 A	0	1		1907
9531	MR GEORGE WARWICK BAIRSTOW ESQ	83 OXFORD ROAD	ANSDELL	LYTHAM ST ANNES	LANCS		FY8 4EB	0 A	0	1		1715
1232	MR ANTHONY THOMAS BAKER	FLAT 36 CHARLES WATSON C	SHUCKBURGH GROVE	LEAMINGTON SPA	WARWICKSHIRE		CV32 7NT	0 A	0	1		1000
9607	COLIN CLIVE BAKER	MULBERRY	19 COVE MEADOW	WILCOVE	TORPOINT	CORNWALL	PL11 2RD	0 A	0	1		2030
4925	MR KEITH DEXTER RONALD BAKER	119 MARLBOROUGH ROAD	SWINDON	WILTS			SN3 1NJ	0 A	0	1		1456
3956	NIGEL CRICHTON-BAKER	56 ORCHARD ROAD	WELWYN	HERTS			AL6 0HN	0 A	0	1		5000
6619	MR KAMLESH KUMAR JAGDIS BALA	18 STOCKEY END	ABINGDON	OXON			OX14 2NF	0 A	0	1		500
70001205953	MRS AMELIA ANN BALLANTYNE	CAIRNTOIGH	CORSEE ROAD	BANCHORY	KINCARDINESHIRE		AB31 5RS	0 A	0	1		5000
9632	MR RICHARD PHILIP BALNAVES	54 WHITE HEDGE DRIVE	ST ALBANS	HERTS			AL3 5TX	0 A	0	1		2564
2003	MRS GLORIA BAMBER	47 KING STREET	SOUTHPORT	MERSEYSIDE			PR8 1LG	0 A	0	1		800
70000058874	THE BANK OF NEW YORK (NOMINEES)	LIMITED 1 CANADA SQUARE	LONDON				E14 5AL	5 A	0	1		3507617
70001985276	THE BANK OF NEW YORK (NOMINEES)	LIMITED 1 CANADA SQUARE	LONDON				E14 5AL	5 A	0	1		643753
70000161055	THE BANK OF NEW YORK (NOMINEES)	LIMITED 1 CANADA SQUARE	LONDON				E14 5AL	5 A	0	1		351400
70000188009	THE BANK OF NEW YORK (NOMINEES)	LIMITED 1 CANADA SQUARE	LONDON				E14 5AL	5 A	0	1		5300
70004802857	THE BANK OF NEW YORK (NOMINEES)	LIMITED 1 CANADA SQUARE	LONDON				E14 5AL	5 A	0	1		4000
70002267448	THE BANK OF NEW YORK (NOMINEES)	LIMITED 1 CANADA SQUARE	LONDON				E14 5AL	5 A	0	1		21630
70001787455	THE BANK OF NEW YORK (NOMINEES)	LIMITED 1 CANADA SQUARE	LONDON				E14 5AL	7 A	0	1		190000
5675	DR VICKI SUZANNE BARBER	92 WINGFIELD ROAD	COLESHILL	BIRMINGHAM	WEST MIDLANDS		B46 3LJ	0 A	0	1		1000
6749	MR WYNDHAM GEORGE BARBERO	10 PENTATHLON WAY	CHELTENHAM	GLOUCESTERSHIRE			GL50 4SE	0 A	0	1		4000
70000004559	BARCLAYSHARE NOMINEES LIMITED	54 LOMBARD STREET	LONDON				EC3P 3AH	5 A	0	1		5625001
9787	DR ROBERT KEITH BARDEN	ALSCOT FARMHOUSE	ALSCOT LANE	PRINCES RISBOROUGH	BUCKINGHAMSHIRE		HP27 9RU	0 A	0	1		433
9804	DAVID BARKER ESQ	50 CROFT ROAD	BALBY	DONCASTER			DN4 9HD	0 A	0	1		291
9818	MR KEVIN MARTYN BARKER	45 SQUIRES LEAZE	THORNBURY	BRISTOL			BS35 1TH	0 A	0	1		7000
9825	MRS SUSAN BARKER	18 AVIEMORE ROAD	DONCASTER	SOUTH YORKSHIRE			DN4 8NE	0 A	0	1		700
70003545365	BARNARD NOMINEES LTD	17-21 NEW CENTURY ROAD	LAINDON	BASILDON	ESSEX		SS15 6AG	5 A	0	1		5000
9643	DR COLIN THOMAS BARNES	5 CAMBRIDGE ROAD	GIRTON	CAMBRIDGE	CAMBRIDGESHIRE		CB3 0PH	0 A	0	1		2721
9679	DR RONALD ALBERT BARNES	BROOKSIDE	COW LANE	DENCHWORTH	WANTAGE	OXON	OX12 0EA	0 A	0	1		2500
46	MR STEPHEN THOMAS BARNES	HAWTHORN LODGE	MAIN STREET	UPTON NEAR NEWARK	NOTTINGHAMSHIRE		NG23 5TE	0 A	0	1		1000
9680	MRS SYLVIA BARNETT	3 ASHBURNHAM GROVE	BRADFORD	WEST YORKSHIRE			BD9 4NX	0 A	0	1		40
9908	MRS ELAINE MARGARET BARNWELL	9 MARIGOLD WALK	WIDMER END	HIGH WYCOMBE	BUCKS		HP15 6BZ	0 A	0	1		500
9911	MISS SUZANNE ELIZABETH BARON	1358 SINCLAIR ROAD	LONDON				W14 0NL	0 A	0	1		2492
34282	MR DARREN BARRACLOUGH	12 HUGH LANE	LEYLAND	PRESTON	LANCASHIRE		PR5 3PE	0 A	0	1		10000
8923	MR RICHARD WILLIAM BARRACLOUGH	PITTMOORE	REW ROAD	ASHBURTON	DEVON		TQ13 7EJ	0 A	0	1		1000
70001640480	BARRATT & COOKE GSI NOMINEES	LIMITED 5 OPIE STREET	NORWICH	NORFOLK			NR1 3DW	5 A	0	1		2104
70001147611	BARRATT & COOKE GSI NOMINEES	LIMITED 5 OPIE STREET	NORWICH	NORFOLK			NR1 3DW	5 A	0	1		2000
70004867470	BARRATT AND COOKE NOMINEES LIMITED	5 OPIE STREET	NORWICH	NORFOLK			NR1 3DW	5 A	0	1		2000
70003509691	BRIAN BARRETT ESQ	43 PINEWOODS	CLONDALKIN	DUBLIN 22	REP OF IRELAND			0 A	0	1		5500
34706	RICHARD WILSON BARRIE ESQ	HAZLIEBANK FARM	STRATHAVEN	LANARKSHIRE			ML10 6PR	0 A	0	1		4000
34587	MR JAMES BARRON	48 TIPPETS MEAD	BINFIELD	BERKSHIRE			RG42 1FH	0 A	0	1		2170
9263	MR ROBERT CHARLES BATES	43 ADDISON WAY	HAMPSTEAD GARDEN SUBURB	LONDON			NW11 6AR	0 A	0	1		200
9984	MR RONALD GEORGE BATRAM	KIMBERLEIGH HOUSE	24 BLETCHINGDON ROAD	HAMPTON POYLE	KIDLINGTON	OXFORDSHIRE	OX5 2QG	0 A	0	1		1000
70005289528	MR MICHAEL ANDREW BAVIN	FLAT 6 ST JOHNS WAY	KNOWLE	WEST MIDLANDS			B93 0LE	0 A	0	1		418
9996	STUART WILLIAM BAVISTER ESQ	24 FOSTER ROAD	GOSPORT	HAMPSHIRE			PO12 2JJ	0 A	0	1		446
6333	MR BARRY JAMES BAYLEY	THE OLD SHOP	MAIN STREET	LISSETT	DRIFFIELD	EAST YORKSHIRE	YO25 8PY	0 A	0	1		5442
70005486657	BBHISL NOMINEES LIMITED	CLYDESDALE BANK PLC	PO BOX 626	150 BUCHANAN STREET GLASGOW			G1 2DY	5 A	0	1		10900
70005543100	BBHISL NOMINEES LIMITED	CLYDESDALE BANK PLC	PO BOX 626	150 BUCHANAN STREET GLASGOW			G1 2DY	5 A	0	1		1850000
70005065668	BBHISL NOMINEES LIMITED	CLYDESDALE BANK PLC	PO BOX 626	150 BUCHANAN STREET GLASGOW			G1 2DY	5 A	0	1		25000
70005066672	BBHISL NOMINEES LIMITED	CLYDESDALE BANK PLC	PO BOX 626	150 BUCHANAN STREET GLASGOW			G1 2DY	5 A	0	1		10000
70005093679	BBHISL NOMINEES LIMITED	CLYDESDALE BANK PLC	PO BOX 626	150 BUCHANAN STREET GLASGOW			G1 2DY	5 A	0	1		450000
70004933374	BBHISL NOMINEES LIMITED	CLYDESDALE BANK PLC	PO BOX 626	150 BUCHANAN STREET GLASGOW			G1 2DY	5 A	0	1		200
70001561078	BOS NOMINEES LIMITED	PO BOX 1035	COMMERCIAL UNION HOUSE	39 PILGRIM STREET	NEWCASTLE UPON TYNE		NE99 1NY	5 A	0	1		178549
10040	MRS SHEILA BEALE	11 CHARMINSTER	46 CRANESWATER PARK	SOUTHSEA	HAMPSHIRE		PO4 0NU	0 A	0	1		1166
10352	MR EDWARD BEAN	1 RAEBARN GARDENS	BARNET	HERTS			EN5 3DB	0 A	0	1		722
70004822875	BEAR STEARNS SECURITIES CORP	25TH FLOOR	1 CANADA SQUARE	LONDON			E14 5AD	0 A	0	1		5174000
5532	GERALD FRANCIS BEDDOES ESQ	2 GRIFFS HOLLOW	CARLTON	NOTTINGHAM			NG4 1DL	0 A	0	1		5833
10088	MR JOHN EDGAR BEDFORD	30 WORTHING ROAD	PATCHWAY	BRISTOL	AVON		BS34 5HX	0 A	0	1		1200
10107	MRS MAVIS BEDFORD	30 WORTHING ROAD	PATCHWAY	BRISTOL	AVON		BS34 5HX	0 A	0	1		1200
4521	KRIS BEEHARRY ESQ	57 FERNDALE ROAD	LONDON				N15 5UG	0 A	0	1		3125
7486	MR VERNON BRYAN BEER	FIDDLERS GREEN	LOWER DIMSON	GUNNISLAKE	CORNWALL		PL18 9NS	0 A	0	1		1000

ID	Name	Address	Locality	Region	County	Postcode	Codes	Amount
70004503752	BEESON GREGORY INDEX NOMINEES	100 WOOD STREET	LONDON		LIMITED	EC2V 7AN	5 A 0 1	200000
10200	MR JOHN GRAHAM BELL	43 HALNAKER	CHICHESTER	WEST SUSSEX		PO18 0NQ	0 A 0 1	2000
35082	ROGER QUENTIN JOHN BELLAMY ESQ	9 FITZROY TERRACE	PLYMOUTH			PL1 5PX	0 A 0 1	2000
4023	MR TREVOR BENARDOUT	17 CATSEY WOODS	BUSHEY	HERTFORDSHIRE		WD23 4HS	0 A 0 1	20000
10236	MRS IRIS BENNETT	49 PARK AVENUE	SUNDERLAND	TYNE AND WEAR		SR6 9NJ	0 A 0 1	751
10251	MALCOLM JAMES BENNETT ESQ	20 WESTERN ROAD	SUTTON	SURREY		SM1 2TE	0 A 0 1	4666
3211	MR PHILIP HAROLD BENNETT	HILLSIDE HOUSE	ODDA LANE	HAWKSWORTH	LEEDS	LS2 0BN	0 A 0 1	325
10253	MR TERRY MICHAEL BENNETT	THE RECTORY	CHURCH ROAD	BURSTOW	SURREY	RH6 9RG	0 A 0 1	1200
2200	MR ANDREW JOHN BENNEY	ROSEMULLION COTTAGE	ROSEMULLION	MAWNAN SMITH	FALMOUTH CORNWALL	TR11 5HU	0 A 0 1	1000
0325	J D BERRY	FOOLS GOLD	C/O 1 NORTHMEAD	PRESBURY	MACCLESFIELD CHESHIRE	SK10 4XD	0 A 0 1	27891
10331	JUDITH MARY BERRY	46 ESKDALE AVENUE	BRAMHALL	STOCKPORT	CHESHIRE	SK7 1DX	0 A 0 1	9977
1021	MR JOHN KENNETH BERSTAD	GRONSUNDVEIEN 36	1394 NESBRU	NORWAY	OSLO		0 A 0 1	2557
10379	MR DAVID BERTRAM	WOODSIDE	CHURCH ROAD	STUDHAM	DUNSTABLE BEDS	LU6 2QA	0 A 0 1	867
10392	MRS BARBARA ELLEN BEVIN	OALE HOUSE	49 RENDHAM ROAD	SAXMUNDHAM	SUFFOLK	IP17 1EA	0 A 0 1	1166
10411	MICHAEL JOHN BEYNON ESQ	7 PENNARD DRIVE	SOUTHGATE	SWANSEA		SA3 2BL	0 A 0 1	1700
70003858674	BFS NOMINEES LIMITED	FRIARS COURT (GENERAL CLIFFI	FRIARAGE PASSAGE	AYLESBURY	BUCKS	HP20 2SJ	5 A 0 1	13124
70003556898	BFS NOMINEES LIMITED	FRIARS COURT (ISA)	FRIARAGE PASSAGE	AYLESBURY	BUCKS	HP20 2SJ	5 A 0 1	900
7167	MR MANJEET KUMAR DHANIA	37 ETCHINGHAM PARK ROAD	FINCHLEY	LONDON		N3 2DU	0 A 0 1	140
10447	JYOTI BHATT	23 SELBORNE ROAD	ILFORD	ESSEX		IG1 3AH	0 A 0 1	200
5808	MOOSA ESHAQ BHAYAT ESQ	BCM BOX 5804	LONDON			WC1N 3XX	0 A 0 1	2916
3284	MR WILFRED ERNEST HENRY BICKLE	EVERGREENS	BEALSWOOD ROAD	GUNNISLAKE	CORNWALL	PL18 9DA	0 A 0 1	5833
10496	MISS GAIL BINGHAM	70 HIGH STREET	SWINDERBY	LINCOLN		LN6 9LU	0 A 0 1	365
10550	W BIRKETT	4 FORT ROAD	GUILDFORD	SURREY		GU1 3TB	0 A 0 1	49857
38598	MRS NORMA GERALDINE BISHOP	THE OLD CARPENTERS SHOP	KINNERSLEY	HEREFORD	HEREFORDSHIRE	HR3 6QB	0 A 0 1	3000
579	MR ADEL BISHTAWI	84 PATRI INORI VELLA	PEMBROKE	MALTA		STJ 07	0 T 0 1	1156
10596	MR OREN BITTOUN	227 NORTH ROAD	WIMBLEDON	LONDON		SW19 1TP	0 A 0 1	164
10617	DR NIGEL BLAGG	39 STAPLEGROVE ROAD	TAUNTON	SOMERSET		TA1 1DG	0 A 0 1	583
10629	DR NIGEL ROBERT BLAGG	39 STAPLEGROVE ROAD	TAUNTON	SOMERSET		TA1 1DG	0 A 0 1	1166
10830	MR DEREK GLYNN BLAIR	6 HUNTERS COURT	STALYBRIDGE	CHESHIRE		SK15 2UH	0 A 0 1	884
1178	MRS FELICITY BLAKE	8 CEDAR CRESCENT	MARYPORT	CUMBRIA		CA15 7BT	0 A 0 1	1000
7702	JOHN RICHARD BLIGH ESQ	57 BURTON ROAD	MELTON MOWBRAY	LEICS		LE13 1DL	0 A 0 1	5000
10722	MISS PATRICIA AUDREY BLOOMFIELD	38 BOWNESS AVENUE	HEADINGTON	OXFORD		OX3 0AL	0 A 0 1	543
10734	MRS MABEL BLOXAM	36 CHESTNUT DRIVE	POYNTON	CHESHIRE		SK12 1DE	0 A 0 1	525
888	BLUE OCEAN ASSOCIATES PLC	2 CAVENDISH SQUARE	LONDON			W1G 0PU	0 A 0 1	5290000
70001565884	BNY NORWICH UNION NOMINEES LIMITED	1 CANADA SQUARE	LONDON			E14 5AL	5 A 0 1	27100
70000005133	BNY NORWICH UNION NOMINEES LIMITED	1 CANADA SQUARE	LONDON			E14 5AL	5 A 0 1	565500
70000137984	BNY NORWICH UNION NOMINEES LIMITED	1 CANADA SQUARE	LONDON			E14 5AL	5 A 0 1	20200
70000072422	BNY NORWICH UNION NOMINEES LIMITED	1 CANADA SQUARE	LONDON			E14 5AL	5 A 0 1	68000
70001375117	BNY (OCS) NOMINEES LIMITED	1 CANADA SQUARE	LONDON			E14 5AL	5 A 0 1	4299993
10781	MRS JOAN VERA BODDY	20 DARTMOUTH ROAD	RUISLIP	MIDDX		HA4 0DS	0 A 0 1	333
10773	MRS SUZANNE JULIE BODDY	8 WOODSIDE ROAD	NORTHWOOD	MIDDLESEX		HA6 3DE	0 A 0 1	833
10797	BERNARD ERNEST BOLDRY ESQ	76 CANTLEY LANE	BESSACARR	DONCASTER		DN4 5NH	0 A 0 1	128
10807	THOMAS JOSEPH BOLGER ESQ	COURTLANDS	NORTH DRIVE	ANGMERING	WEST SUSSEX	BN16 4JJ	0 A 0 1	300
4676	MRS JIMMA GRACE BOLT	9 CROFT LODGE	BARTON ROAD	CAMBRIDGE	CAMBRIDGESHIRE	CB3 9LA	0 A 0 1	583
10614	CHRISTOPHER BOLTON ESQ	ASHTREE HOUSE	SAWYERS HILL	MINETY	MALMESBURY WILTSHIRE	SN16 9QL	0 A 0 1	818
70005346709	MR DUNCAN JOHN BOLTON	3 ELIZABETH COURT	EATON SOCON	ST NEOTS	CAMBRIDGESHIRE	PE19 8PF	0 A 0 1	500
10826	MR JOHN BOND	47 HIGH STREET	BRIGHOUSE	WEST YORKSHIRE		HD6 1DE	0 A 0 1	3897
2878	MR MICHAEL WILLIAM BOND	38 LARKSLEAZE ROAD	LONGWELL GREEN	BRISTOL		BS30 9BL	0 A 0 1	2500
10638	MR TREVOR PETER BONE	415 PARK ROAD	LOUGHBOROUGH			LE11 2HQ	0 A 0 1	100
10841	MR LINTON ALEXANDER BONNAR	32 HEATHFIELD CLOSE	FRESHFIELD	LIVERPOOL		L37 7HP	0 A 0 1	2072
6611	DANIEL JAMES CHARLES BORDCH ESQ	28 BIRCHFIELDS	CHATHAM	KENT		ME5 8AA	0 A 0 1	1000
10865	MR ERNEST WILLIAM BORE	40 EAST CLIFFE	LYTHAM ST ANNES	LANCS		FY8 5DX	0 A 0 1	2333
5146	CECIL GEORGE BOSLEY ESQ	54 DE LISLE ROAD	BOURNEMOUTH			BH3 7NG	0 A 0 1	8750
10906	MR TERENCE STEVEN JAMES BOSS	35 PIMLICO AVENUE	BRAMCOTE	NOTTINGHAM		NG9 3JJ	0 A 0 1	200
10921	FRANK CHARLES BOSWALL ESQ	THE OLD POST OFFICE	WEST RUNTON	CROMER	NORFOLK	NR27 9QT	0 A 0 1	35000
10969	MRS BETTY BOWDERY	12 SANDY MOOR	BRADFORD			BD15 9LF	0 A 0 1	1166
1536	DAVID MARTIN BOWERS ESQ	91 ASH HILL DRIVE	SHADWELL	LEEDS		LS17 8JR	0 A 0 1	1166
11000	MRS NELLIE BOWLER	4 EDINBURGH AVENUE	MILL END	RICKMANSWORTH	HERTFORDSHIRE	WD3 2LB	0 A 0 1	163
11051	MR MALCOLM IAN BOYD	CROSS COTTAGE	EAST BUCKLAND	BARNSTAPLE	DEVON	EX32 0TB	0 A 0 1	1000
5792	MR MALCOLM IAN BOYERS	5 CARDIFF AVENUE	NEW WALTHAM	GRIMSBY	S HUMBERSIDE	DN36 4QD	0 A 0 1	2000
11075	MRS BEVERLEY JODIE BOYLAN	STREAM HOUSE	THREE OAKS LANE	WADHURST	EAST SUSSEX	TN5 6PU	0 A 0 1	4030
36236	MR KIRK BOYLE	183 RAVENHURST ROAD	HARBORNE	BIRMINGHAM		B17 9HT	0 A 0 1	3000
11087	MRS MARIANNE BRADLEY	23 KINGSHILL CLOSE	MALVERN	WORCESTERSHIRE		WR14 2BP	0 A 0 1	500
11099	MRS ELAINE CAROLE BRADSHAW	7 RANGE WAY	SHEPPERTON	MIDDLESEX		TW17 8NW	0 A 0 1	1000
2969	MR ROBIN WILLIAM BRADSHAW	63 FELBRIDGE AVENUE	STANMORE	MIDDX		HA7 2BU	0 A 0 1	5791
11155	MR THOMAS AUSTIN DRAILSFORD	BRAMBLE COTTAGE	HOME FARM COURT	INGESTRE	STAFFORDSHIRE	ST18 0RE	0 A 0 1	466
11167	MR STEPHEN ANTHONY BRAITHWAITE	23 DARTMOUTH COURT	DARTMOUTH GROVE	LONDON		SE10 8AS	0 A 0 1	962
11192	MR MELVYN DOUGLAS BRASSINGTON	11 THE SQUIRRELS	WESTBURY PARK	NEWCASTLE UNDER LYME	STAFFORDSHIRE	ST5 4HZ	0 A 0 1	250
70005209660	DR STEVEN GARY BREAR	1 FOG LANE	DIDSBURY	MANCHESTER		M20 6AT	0 A 0 1	525
4518	MRS MARGARET BRESLIN	1 MAIN STREET	KIRKLISTON	WEST LOTHIAN		EH29 9BS	0 A 0 1	10000
8092	MR DAVID JOHN BREWIN	20 HILLMORTON ROAD	KNOWLE	SOLIHULL	W MIDLANDS	B93 9LL	0 A 0 1	8000
70005269453	BREWIN NOMINEES (CHANNEL ISLANDS)	27 CHARING CROSS	ST HELIER	JERSEY		JE2 3RP	5 A 0 1	8500
70004743531	BREWIN NOMINEES LIMITED	PO BOX 1025	COMMERCIAL UNION HOUSE	39 PILGRIM STREET	NEWCASTLE UPON TYNE	NE99 1SX	5 A 0 1	113994
70001444065	BREWIN NOMINEES LIMITED	PO BOX 1025	COMMERCIAL UNION HOUSE	39 PILGRIM STREET	NEWCASTLE UPON TYNE	NE99 1SX	5 A 0 1	5000
70001859559	BREWIN NOMINEES LIMITED	PO BOX 1025	COMMERCIAL UNION HOUSE	39 PILGRIM STREET	NEWCASTLE UPON TYNE	NE99 1SX	5 A 0 1	10000
70000443513	BREWIN NOMINEES LIMITED	PO BOX 1025	COMMERCIAL UNION HOUSE	39 PILGRIM STREET	NEWCASTLE UPON TYNE	NE99 1SX	5 A 0 1	75000
70001943634	BREWIN NOMINEES LIMITED	PO BOX 1025	COMMERCIAL UNION HOUSE	39 PILGRIM STREET	NEWCASTLE UPON TYNE	NE99 1SX	5 A 0 1	20533
70004708662	MR PAUL QUINTON BRIGHAM	8 MONTROSE AVENUE	FOSSWAY	YORK	NORTH YORKSHIRE	YO31 8FB	0 A 0 1	1800
2367	MR DILVYN TERRY BRIGHT	42 ASHWOOD ROAD	ENGLEFIELD GREEN	EGHAM	SURREY	TW20 0SU	0 A 0 1	4756
2015	MR GERALD FRANCIS BRIGSTOCK	41 CARDONESS ROAD	CROSSPOOL	SHEFFIELD		S10 5RT	0 A 0 1	4063
70003589133	BRITEL FUND NOMINEES LIMITED	C/O THE CHASE MANHATTAN	125 LONDON WALL	LONDON		EC2Y 5AJ	5 A 0 1	491488
693	MRS LESLEY IRENE BRODRICK	5 CROSS FARM COURT	CROSS LANE	OXENHOPE	KEIGHLEY WEST YORKS	BD22 9LF	0 A 0 1	64
11301	MR STUART BRODRICK	5 CROSS FARM COURT	CROSS LANE	OXENHOPE	KEIGHLEY WEST YORKS	BD22 9LF	0 A 0 1	48
11313	CHRISTOPHER JOHN BERTRAM BROMFIELD ESQ	THE OLD COACHING HOUSE	LACOCK	CHIPPENHAM	WILTSHIRE	SN15 2PQ	0 A 0 1	389
36475	MRS BRENDA ANN BROOKS	PONDFIELD	CHURCH LANE	SHEERING	BISHOPS STORTFORD ESSEX	CM22 7NR	0 A 0 1	10000
11349	MR KENNETH BROTHERTON	SUNNYCROFT	CLARKE LANE	LANGLEY	MACCLESFIELD CHESHIRE	SK11 0NE	0 A 0 1	1166
5687	ALAN GILESPIE BROWN ESQ	7 TOWER TERRACE	KIRKCALDY	FIFE		KY1 3BA	0 A 0 1	2333
11350	MRS CAROL ANNE BROWN	67 APPLECROSS CLOSE	GORSE COVERT	WARRINGTON	CHESHIRE	WA3 6XB	0 A 0 1	4000
11388	DAVID STEPHEN BROWN ESQ	8 VALE ROAD	BOWDON	CHESHIRE		WA14 3AB	0 A 0 1	5610
11417	MR FELIX AUGUSTAS BROWN	4 AVON CLOSE	KINGSTON HILL	STAFFORD	STAFFS	ST16 3XB	0 A 0 1	3000
11405	MR FREDERICK BROWN	72 CARLTON AVENUE	BROADSTAIRS	KENT		CT10 1BD	0 A 0 1	125
11442	MR HENRY BROWN	17 SEDLEY TAYLOR ROAD	CAMBRIDGE			CB2 2PW	0 A 0 1	1250
11454	MRS JULIA BROWN	27A MAIN STREET	FLOCKBURGH	GRANGE-OVER-SANDS CUMBRIA		LA11 7LA	0 A 0 1	1000
2275	MICHAEL JOSEPH BROWN ESQ	52 LYCHGATE AVENUE	STOURBRIDGE	WEST MIDLANDS		DY9 0TS	0 A 0 1	5833
34536	MR ROLAND KENNETH BROWN	FLAT 14	HASTINGS COURT	WINCHELSEA GARDENS WORTHING	WEST SUSSEX	BN11 5DD	0 A 0 1	4500
11481	MR SIMON JOHN SAVILLE BROWN	14 WOLSEY ROAD	MOOR PARK	NORTHWOOD	MIDDLESEX	HA6 2HW	0 A 0 1	5805
7292	MR WILLIAM BROWN	WEST SURREY COTTAGE	27 THE AVENUE	CHOBHAM	SURREY	GU24 8RU	0 A 0 1	20000
11396	DAVID NIGEL BROWNE ESQ	ABBEY HOUSE	5 TEMNYSON ROAD	WORTHING	WEST SUSSEX	BN11 4BY	0 A 0 1	1000
34185	MR PETER FINLAY BROWNE	BROGHAS COTTAGE	QUAY ROAD	ST AGNES	CORNWALL	TR5 0RS	0 A 0 1	8250
35766	CHRISTOPHER JOHN BROWNLOW ESQ	THE OLD VICARAGE	CHURCH ROAD	LONAN	ISLE OF MAN	IM4 7JX	0 A 0 1	2500
11534	MR IVOR BRYANT	KINGFISHER RESTAURANT	TAUNTON ROAD	BISHOPS LYDEARD	TAUNTON SOMERSET	TA4 3LR	0 A 0 1	250
11558	MR STEPHEN ROBERT BRYANT	1 BEAUMONT ROAD	IVYBRIDGE	DEVON		PL21 9DS	0 A 0 1	4000
2165	MRS JUDY BRYETT	85 WARWICK AVENUE	EDGWARE	MIDDX		HA8 8UL	0 A 0 1	1166
11573	MRS MARGARET SUTHERLAND BUCHAN	43 MAIDEN STREET	PETERHEAD			AB42 1EE	0 A 0 1	752
70002101432	MR ALAN EDRIC BUCKLE	39 THE CROFT	HADDENHAM	AYLESBURY	BUCKS	HP17 8AS	0 A 0 1	20000
11625	JOHN WILLIAM WATKINSON BUCKLEY ESQ	ORISON COTTAGE	4A UPPER PARK ROAD	HAMPSTEAD	LONDON	NW3 2UP	0 A 0 1	10
11541	MR KENNETH BUCKMAN ESQ	C/O PETER GODDARDS	125 HIGH STREET	ODIHAM	BASINGSTOKE HAMPSHIRE	RG29 1LA	0 A 0 1	4666
70000043104	BUC-MOORE NOMINEES LIMITED	BEAUFORT HOUSE	15 ST BOTOLPH STREET	LONDON		EC3A 7JJ	0 A 0 1	20000
11665	MR CHARLES LIONEL BUGBEE	CHARLEAN HOUSE	OLD HALL LANE	WALTON ON THE NAZE ESSEX		CO14 8LF	0 A 0 1	8000
11669	RAYMOND KENNETH BUNDOCK ESQ	16 PINE GROVE	BROOKMANS PARK	HATFIELD	HERTS	AL9 7BS	0 A 0 1	2450
7789	MRS SIBYL WINIFRED BURCKHARDT	4 ST MICHAELS GREEN	BEACONSFIELD	BUCKINGHAMSHIRE		HP9 2BN	0 A 0 1	2000
11718	DAVID MARTIN BURKE ESQ	49 LAWRENCE ROAD	SOUTHSEA	HAMPSHIRE		PO5 1NU	0 A 0 1	250
4545	MR MICHAEL BURKE	68 MELBOURNE LANE	ESHER	SURREY		KT10 9EA	0 A 0 1	4066
36472	MR THOMAS GAUGHAN BURKE	22 HULLOCK ROAD	NEWTON AYCLIFFE	DURHAM		DL5 4LT	0 A 0 1	10000
3057	MR JOHN PHILIP BURNETT	63 THE FAIRWAY	BRUNTON PARK	NEWCASTLE UPTON TYNE	TYNE & WEAR	NE3 5AG	0 A 0 1	2916
11757	L R BURNS	FLAT 2	22 YORK TERRACE EAST	LONDON		NW1 4PT	0 A 0 1	9730
11794	DAVID SIDNEY BUTLER ESQ	PEDLARS	PEPSAL END LANE	PEPPERSTOCK	NR LUTON BEDFORDSHIRE	LU1 4LH	0 A 0 1	3000
6173	MRS JANE CATHERINE BUTLER	5 PARK LANE	BREWOOD	STAFFORD		ST19 9DH	0 A 0 1	3717
11815	MR PETER POWIS BUTLER	GOLEUFRYN	6 ARGYLE AVENUE	RHANDIRMWYN	LLANDOVERY CARMARTHEN	SA20 0HW	0 A 0 1	300
11827	MR GEOFFREY BUTTERTON	65 KING GEORGES ROAD	NEW ROSSINGTON	DONCASTER	S YORKS	DN11 0LH	0 A 0 1	1166
11839	MRS DEBORAH JANE BUTTON	4 THE HOLLIES	FAWKHAM AVENUE	NEW BARN	KENT	DA3 7HU	0 A 0 1	900
11920	MR MICHAEL LAWRENCE CALDON	TREETOPS	MAIN ROAD	ROLLESBY	GREAT YARMO NORFOLK	NR29 5ER	0 A 0 1	500
11944	MR ALAN CALEY	25 FLORA THOMPSON DRIVE	NEWPORT PAGNELL	BUCKS		MK16 8SP	0 A 0 1	413
11983	PETER WILLIAM CALLAGHAN ESQ	145 STANNEY LANE	ELLESMERE PORT			CH65 9AQ	0 A 0 1	987
34078	MRS GINA HELEN CALMELS	48 KEMP PLACE	BUSHEY	HERTFORDSHIRE		WD23 3HF	0 A 0 1	1000
34840	ROBERT IAN CAMERON ESQ	42 PREMIER AVENUE	ASHBOURNE	DERBYSHIRE		DE6 1UH	0 A 0 1	240
12036	MRS CAROLE ANN CAMPBELL	17 THREE YARDS CLOSE	PORTLAND	DORSET		DT5 1JN	0 A 0 1	200
4373	MRS JEAN HOLLAND WALKER CAMPBELL	STONE COTTAGE	7 STONEHEAP CROFTS	BENTS	WEST LOTHIAN	EH47 8BX	0 A 0 1	2450
12050	MRS CHRISTINE CAMPLING	CHILTERN HOUSE	1 BEECH COURT	AYLESBURY ROAD MONPRRINCES RISBOROUGH BUCK	HP27 0UU			1655
7175	CANCER RESEARCH TECHNOLOGY LIMITED	SARDINIA HOUSE	SARDINIA STREET	LONDON		WC2A 3NL	0 A 0 1	4427026
12054	PAUL CANNON ESQ	24 BROADWAY	ATHERTON	MANCHESTER		M46 9HW	0 A 0 1	6139
70003803426	CANTOR FITZGERALD EUROPE	ONE AMERICA SQUARE	LONDON			EC3N 2LS	0 A 0 1	108000
70002015532	MR MARTIN CAPODICI	31 GYPSY LANE	GREAT AMWELL	HERTS		SG12 9RL	0 A 0 1	10000
35207	STEVEN CAPPLEMAN ESQ	35 PROSPECT MOUNT ROAD	SCARBOROUGH	NORTH YORKSHIRE		YO12 6EN	0 A 0 1	6000
12125	ALAN EDGAR HENRY CARDALE ESQ	12 HOLMES ROAD	READING	BERKSHIRE		RG6 7BH	0 A 0 1	300
12150	WILLIAM JAMES CARLISLE ESQ	22 QUEENS AVENUE	GLENGORMLEY	NEWTOWNABBEY	CO ANTRIM	BT36 5HU	0 A 0 1	5000
5109	MISS MIA MELIKA CARMEN	79 OLD HALL LANE	MANCHESTER			M13 0UJ	0 A 0 1	1000
6725	MR JEFFREY CARR	9 ACHILLES HOUSE	OLD BETHNAL GREEN ROAD	LONDON		E2 9RT	0 A 0 1	4000

Name	Address 1	Address 2	Location	County	Postcode	Codes	Amount
3614 MR RONALD JAMES CARR	3 SHIRES TERRACE	MOORLAND	BRIDGWATER	SOMERSET	TA7 0AN	0 A 0 1	2333
12106 MRS IRENE TERESA CARROLL	13 GUY STREET	WARWICK			CV34 4LN	0 A 0 1	600
12217 MICHAEL JOHN CARROLL ESQ	115 SANDY LANE NORTH	WALLINGTON	SURREY		SM6 8LA	0 A 0 1	1360
12230 MR DONALD ANTHONY CARTER	9 LONGFIELD	LITTLE KINGSHILL	GREAT MISSENDEN	BUCKS	HP16 0EG	0 A 0 1	466
5030 JOHN MATHISON LOVELACE CARTER ESQ	BEECHWOOD	BURLY ROAD	MENSTON	ILKLEY	LS29 6NP	0 A 0 1	3412
12254 MRS MARGARET ELEANOR CARTER	FLAT 2 20 FORTESCUE ROAD	PAIGNTON	DEVON		TQ3 2BY	0 A 0 1	1090
12281 RICHARD GEOFFREY CARTER ESQ	MANOR FARM	CRIMPLESHAM	KINGS LYNN	NORFOLK	PE33 9DX	0 A 0 1	400
12309 MS SUSAN KATHRYN ROSS CARTER	FAIRHAVE	RHINEFIELD ROAD	BROCKENHURST	HAMPSHIRE	SO42 7SQ	0 A 0 1	3300
12310 MR WINDSOR CARTWRIGHT	LANDRY BARN	NELSON ROAD	YSTRAD MYNACH	MID GLAM.	CF82 7EG	0 A 0 1	3500
12334 MRS JANET ROSEMARIE CASEY	12 MEADOW RISE	DAWLISH	DEVON		EX7 9AZ	0 A 0 1	1175
12373 JOHN HENRY CASTELLINO ESQ	24 CHIDDINGFOLD	WOODSIDE PARK	LONDON		N12 7EY	0 A 0 1	1653
12402 MR MALINO GAUL	1 LICHFIELD ROAD	HOUNSLOW	MIDDLESEX		TW4 6HT	0 A 0 1	250
12414 MR GEORGE CAWDERY	289 SMEETH ROAD	MARSHLAND ST. JAMES	WISBECH	CAMBRIDGESHIRE	PE14 8EP	0 A 0 1	1119
12438 MRS ANDREA CAWLEY	WEST MARSH COTTAGE	WEST MARSH LANE	BARROW HAVEN	BARROW ON H NORTH LINCS	DN19 7HA	0 A 0 1	1633
12441 MRS BETTY CAWTHORN	12A CHELMSFORD COURT	11 GRANVILLE ROAD	EASTBOURNE	E SUSSEX	BN20 7HQ	0 A 0 1	300
7450 MR WILLIAM FREDERICK CHALK	4 LANGLEY WALK	CRAWLEY	WEST SUSSEX		RH11 7LR	0 A 0 1	2333
12465 MR WILLIAM FREDERICK CHALK	4 LANGLEY WALK	CRAWLEY	WEST SUSSEX		RH11 7LR	0 A 0 1	14433
38195 MR WILLIAM FREDERICK CHALK	4 LANGLEY WALK	CRAWLEY	WEST SUSSEX		RH11 7LR	0 A 0 1	5000
34711 MR ANDREW DAVID CHAMBERS	103 ULLENHALL ROAD	KNOWLE	SOLIHULL	WEST MIDLANDS	B93 9JH	0 A 0 1	5000
12489 MRS KHETLA CHAMBERS	MELSTONE	270 LEEK ROAD	ENDON	STOKE ON TRE STAFFS	ST9 9BQ	0 A 0 1	500
12490 MRS AH MOOI CHAN	181 STOCKPORT ROAD	MARPLE	STOCKPORT	CHESHIRE	SK6 6DN	0 A 0 1	1000
12545 MR DILAN CHANDARANA	18 QUENIBOROUGH ROAD	LEICESTER			LE4 8GT	0 A 0 1	583
12533 DR CHULA CHANDRASEKERA	THE GREEN	49 MUSTER GREEN	HAYWARDS HEATH	WEST SUSSEX	RH16 4AJ	0 A 0 1	734
70000310564 CHANNEL NOMINEES LIMITED	525 FERRY ROAD	EDINBURGH			EH5 2AW	5 A 0 1	443759
8782 MISS EILEEN CHAPMAN	3 DEWPOND WALK	LYCHPIT	BASINGSTOKE	HAMPSHIRE	RG24 8RZ	0 A 0 1	1000
12603 MRS LINDA ANN CHAPMAN	12 SPEEDWELL WAY	HORSHAM	WEST SUSSEX		RH12 5WA	0 A 0 1	400
70000004884 CHARDON NOMINEES LIMITED	P.O. BOX 177	38 ESPLANADE	ST HELIER	JERSEY	JE4 8RF	5 A 0 1	15800
12664 MR KEITH GODFREY CHARLTON	27 SMUGGLERS WAY	BARNS GREEN	HORSHAM	W SUSSEX	RH13 7PP	0 A 0 1	2333
70001261082 CHASE (GA GROUP) NOMINEES LIMITED	P O BOX 18171	125 LONDON WALL	LONDON		EC2Y 5AJ	5 A 0 1	429700
70001282706 CHASE (GA GROUP) NOMINEES LIMITED	P O BOX 18171	125 LONDON WALL	LONDON		EC2Y 5AJ	5 A 0 1	37300
70000004787 CHASE NOMINEES LIMITED	P O BOX 18171	125 LONDON WALL	LONDON		EC2Y 5AJ	5 A 0 1	5507089
70000057992 CHASE NOMINEES LIMITED	P O BOX 18171	125 LONDON WALL	LONDON		EC2Y 5AJ	5 A 0 1	751000
70000035546 CHASE NOMINEES LIMITED	P O BOX 18171	125 LONDON WALL	LONDON		EC2Y 5AJ	5 A 0 1	368804
70003898838 CHASE NOMINEES LIMITED	P O BOX 18171	125 LONDON WALL	LONDON		EC2Y 5AJ	5 A 0 1	3205529
70005164900 CHASE NOMINEES LIMITED	P O BOX 18171	125 LONDON WALL	LONDON		EC2Y 5AJ	5 A 0 1	25088
70001825431 CHASE NOMINEES LIMITED	P O BOX 18171	125 LONDON WALL	LONDON		EC2Y 5AJ	5 A 0 1	754012
70005090241 CHASE NOMINEES LIMITED	P O BOX 18171	125 LONDON WALL	LONDON		EC2Y 5AJ	5 A 0 1	107408
70005064376 CHASE NOMINEES LIMITED	P O BOX 18171	125 LONDON WALL	LONDON		EC2Y 5AJ	5 A 0 1	2203597
70001834707 CHASE NOMINEES LIMITED	PO BOX 18171	125 LONDON WALL	LONDON		EC2Y 5AJ	5 A 0 1	940900
70001934291 CHASE NOMINEES LIMITED	PO BOX 18171	125 LONDON WALL	LONDON		EC2Y 5AJ	5 A 0 1	208444
70001932836 CHASE NOMINEES LIMITED	PO BOX 18171	125 LONDON WALL	LONDON		EC2Y 5AJ	5 A 0 1	2312507
1990 MRS CHRISTINE MARY CHATTERTON	29 WEST HILLS DRIVE	ULVERSTON	CUMBRIA		LA12 9NW	0 A 0 1	4597
12707 MR BABU DEVJI CHAUHAN	2 WOODS GREEN	PRESTON	LANCASHIRE		PR1 8LJ	0 A 0 1	354
12719 DR SHANTI LAL CHAWLA	1 WEST MOOR CLOSE	YARM	CLEVELAND		TS15 9RO	0 A 0 1	2721
70004000599 MR DAVID CHEESMOND	80 REDDISHER ROAD	MARSDEN	HUDDERSFIELD	WEST YORKSHIRE	HD7 6NF	0 A 0 1	804
12755 MR PETER CHENG	3 CANTERBURY PARK	ALLERTON	LIVERPOOL		L18 9XP	0 A 0 1	353
12771 CHESHIRE PROPERTIES LIMITED	44 MILL STREET	CONGLETON	CHESHIRE		CW12 1AG	6 A 0 1	27691
35877 MR CHRISTOPHER CHILTON	14 ROSEFIELD ROAD	STAINES	MIDDLESEX		TW18 4RB	0 A 0 1	5000
12795 UJAGAR SINGH CHOHAN ESQ	84 JEYMER DRIVE	GREENFORD	MIDDLESEX		UB6 8NT	0 A 0 1	1000
4309 MRS ADELINE MARGARET ANNE CHRISTY	38 HAMILTON PLACE	ABERDEEN			AB15 4BH	0 A 0 1	9000
36232 MRS RIZWANA CHRYSANTHOU	60 CAMBOURNE COURT	WORTHING	WEST SUSSEX		BN11 4BQ	0 A 0 1	1181
12824 DR CARL CHUN LEUNG CHUNG	MEADOWSBROOK HOUSE	HORTON	TELFORD	SHROPSHIRE	TF6 6DT	0 A 0 1	2715
70000014151 THE CHURCH COMMISSIONERS FOR	ENGLAND (P O BOX 18172	125 LONDON WALL	LONDON		EC2Y 5AJ	5 A 0 1	457883
70000005696 CIRCLE NOMINEES LIMITED	9 DEVONSHIRE SQUARE	LONDON			EC2M 4KP	5 A 0 1	482766
70000007791 CITIFRIENDS NOMINEE LIMITED	25 MOLESWORTH STREET	LEWISHAM	LONDON		SE13 7EX	6 A 0 1	245316
70004507074 CITYGATE NOMINEES LIMITED	PO BOX 293	20 FARRINGDON ROAD	LONDON		EC1M 3NH	5 A 0 1	10250
70003326199 CLACHAN NOMINEES LIMITED	SUGAR QUAY	LOWER THAMES STREET	LONDON		EC3R 6DU	5 A 0 1	347842
1275 ANDREW MICHAEL CLARK ESQ	47 HESLINGTON LANE	YORK			YO10 4HN	0 A 0 1	2877
5122 COLIN NEVILLE CLARK ESQ	LINGWOOD	SAXILBY ROAD	DODDINGTON	LINCOLN	LN6 4RY	0 A 0 1	3000
12899 MRS DAWN PATRICIA CLARK	166 CHURCHGATE	CHESHUNT	WALTHAM CROSS	HERTFORDSHIRE	EN8 9DX	0 A 0 1	3902
35220 MR JAMES WILLIAM CLARK	149 GRAMPIAN WAY	LUTON			LU3 3HR	0 A 0 1	1000
3573 MR TIMOTHY CLARK	29 BEN NEVIS ROAD	PAISLEY	RENFREWSHIRE		PA2 7LF	0 A 0 1	1500
35646 DECLAN CLARKE ESQ	2 GRANGE PARK RISE	RAHENY	DUBLIN 5	IRELAND		0 A 0 1	2000
12987 MR GERALD CLEMENTS	2 THE MALTINGS	LAXFIELD	WOODBRIDGE	SUFFOLK	IP13 8DZ	0 A 0 1	545
12979 TONY CLEMENTSON ESQ	33 SYCAMORE ROAD	MARYPORT	CUMBRIA		CA15 7AE	0 A 0 1	914
3677 MR MICHAEL CLEMOW	14 CROWBOROUGH DRIVE	GORING BY SEA	WORTHING	WEST SUSSEX	BN12 4UG	0 A 0 1	2500
3689 MRS PATRICIA CLEMOW	14 CROWBOROUGH DRIVE	GORING BY SEA	WORTHING	WEST SUSSEX	BN12 4UG	0 A 0 1	2500
13005 MR ROBIN EGERTON CLILVERD	WOODSIDE HOUSE	CADMORE END	HIGH WYCOMBE	BUCKS	HP14 3PE	0 A 0 1	1360
13030 MR DAVID SAMUEL CLOUGHLEY	105 LITTLEHAMPTON ROAD	WORTHING	WEST SUSSEX		BH13 1QY	0 A 0 1	300
13042 DAVID SYDNEY CLUCAS ESQ	18 TURNBERRY AVENUE	ONCHAN	DOUGLAS	ISLE OF MAN	IM3 2JX	0 A 0 1	4166
13098 DAVID SYDNEY CLUCAS ESQ	18 TURNBERRY AVENUE	ONCHAN	ISLE OF MAN		IM3 2JX	0 A 0 1	250
70001802580 CLYDESDALE BANK (HEAD OFFICE)	NOMINEES 30 ST VINCENT PLACE	GLASGOW			G1 2HL	5 A 0 1	290
70000024154 CLYDESDALE BANK (HEAD OFFICE)	NOMINEES 30 ST VINCENT PLACE	GLASGOW			G1 2HL	5 A 0 1	20156
70001297404 CLYDESDALE BANK (HEAD OFFICE)	NOMINEES 30 ST VINCENT PLACE	GLASGOW			G1 2HL	5 A 0 1	770160
70001299051 CLYDESDALE BANK (HEAD OFFICE)	NOMINEES 30 ST VINCENT PLACE	GLASGOW			G1 2HL	5 A 0 1	2632933
3134 MR BRENDAN COBURN	1 ST CHADS WAY	HORTON	WALES		TS9 4AW	0 A 0 1	2789016
7857 ALISTAIR JOHN COKER ESQ	17 NEWMARKET COURT	GOLDSMITH WAY	ST. ALBANS	HERTFORDSHIRE	AL3 5LN	0 A 0 1	80
35331 MR TACETTIN COKER	4 ALEXANDER DRIVE - 3RD FLR EDINBURGH		MIDLOTHIAN		EH11 2RH	0 A 0 1	7500
3534 MR MALCOLM COLE	34 SUNNYDALE AVENUE	BRIGHTON	EAST SUSSEX		BN1 8NR	0 A 0 1	20000
70003134010 TERENCE CHARLES COLE ESQ	255 BOTLEY ROAD	CHESHAM	BUCKINGHAMSHIRE		HP5 1YD	0 A 0 1	1000
13226 MRS SHEILA ANN COLEMAN	20 COTTESBROOKE GARDEN	EAST HUNSBURY	NORTHAMPTON		NN4 0DE	0 A 0 1	1000
13241 MR ALEXANDER THOMAS COLLINS	FLAT 24	THE BACKVILLE	DE LA WARR PARADE	BEXHILL ON SE EAST SUSSEX	TN40 1LS	0 A 0 1	1168
13289 MR MARTIN PATRICK COLLINS	18 THE OAKLANDS	BULMERSHE ROAD	READING	BERKSHIRE	RG1 6RW	0 A 0 1	2333
13318 JOSEPH BENJAMIN COLLMAN ESQ	21 BEECHWOOD AVENUE	MILBER	NEWTON ABBOT	DEVON	TQ12 4LJ	0 A 0 1	1000
13321 RICHARD JAMES COLLMAN ESQ	21 BEECHWOOD AVENUE	MILBER	NEWTON ABBOT	DEVON	TQ12 4LJ	0 A 0 1	205
13333 MISS SOPHIE CHARLOTTE COLLMAN	21 BEECHWOOD AVENUE	MILBER	NEWTON ABBOT	DEVON	TQ12 4LJ	0 A 0 1	239
70003155537 BARRIE JAMES COLMAN ESQ	28 HIGHFIELD CRESCENT	BROGBOROUGH	BEDFORDSHIRE		MK43 0XZ	0 A 0 1	239
13345 MRS JACQUELINE TANYA COMB	DAIRY COTTAGE	EMMETTS GARDENS	IDE HILL	SEVENOAKS	TN14 5BA	0 A 0 1	500
70000053007 COMDIRECT NOMINEE LTD	BOATMANS HOUSE	2 SELSDON WAY	LONDON		E14 9LA	5 A 0 1	643
13389 MR WILLIAM CONDON	DROMCULLEN	RICHMOND	NENAGH	COUNTY TIPPE IRELAND		0 T 0 1	2096687
575 MRS SARAH CONN	14 RATHMOYLE PARK	HOLYWOOD	COUNTY DOWN		BT18 0DT	0 A 0 1	195
8028 PHILIP CONNICK ESQ	104 CHAPEL LANE	WYMONDHAM	NORFOLK		NR18 0DN	0 A 0 1	1500
34784 MR LEONIDAS CONSTANTINOU	8 CARLINGFORD ROAD	TOTTENHAM	LONDON		N15 3EH	0 A 0 1	2333
13403 MR ALAN JOHN CONWAY	3 DOGFIELD STREET	CARDIFF	S GLAM		CF24 4OJ	0 A 0 1	500
981 GRAHAME COOK ESQ	9 ALLEYN ROAD	DULWICH	LONDON		SE21 8AG	0 A 0 1	540
34563 MRS JANE VALMAI COOK	9 ALLEYN ROAD	DULWICH	LONDON		SE21 8AB	0 A 0 1	220654
13427 MRS JUNE COOK	THE MEWS	90 KENT ROAD	HARROGATE	NORTH YORKSHIRE	HG1 2EU	0 A 0 1	37915
70003695438 KENNETH JOHN CHARLES COOK ESQ	CUCKOO COTTAGE	CUCKOO LANE	TONBRIDGE	KENT	TN11 0AG	0 A 0 1	399
5238 ROBERT FERGUSON COOK ESQ	85 DRUMLANRIG STREET	THORNHILL	DUMFRIESSHIRE		DG3 5LY	0 A 0 1	4888
8282 MR JEREMY TIM CHRISTY COOKE	9 CRANBOURNE GARDENS	OADBY	LEICESTER		LE2 4JZ	0 A 0 1	1000
34091 MRS CATHERINE COOKSON	79 WOODCOTE ROAD	CAVERSHAM HEIGHTS	READING		RG4 7EX	0 A 0 1	15000
876 JAMES COOMBES ESQ	RIVERSDALE	CASTLE STREET	BAKEWELL	DERBYSHIRE	DE45 1DU	0 A 0 1	2000
36132 MR JULIAN ALFRED COOPER	THE OLD FARM	BISHOPSTONE	BUCKINGHAMSHIRE		HP17 8JN	0 A 0 1	100832
636 SAMUEL COOPER ESQ	12 WALSINGHAM	QUEENSMEAD	ST JOHNS WOOD ROAD LONDON		NW8 8RG	0 A 0 1	111849
70000010012 CO-OPERATIVE INSURANCE SOCIETY	LIMITED MILLER STREET	MANCHESTER			M60 0AL	2 A 0 1	12350
70003384034 CO-OPERATIVE INSURANCE SOCIETY	LIMITED P O BOX 825	MANCHESTER			M60 3LX	2 A 0 1	600000
6620 MRS SHARON JANE COPPARD	GENINS NOOK	HARLEY LANE	HEATHFIELD	EAST SUSSEX	TN21 8AQ	0 A 0 1	53500
13491 MRS MARIE CATHERINE COPPIN	26 LAMMASMEAD	BROXBOURNE	HERTFORDSHIRE		EN10 8HY	0 A 0 1	9328
13520 MARCELLO CORBETTA ESQ	24A INKERMAN STREET	ASHTON ON RIBBLE	PRESTON	LANCASHIRE	PR2 2AQ	0 A 0 1	500
13532 MR DENIS CORCORAN	TROVEMORE	WAINLODE LANE NORTON	GLOUCESTER	GLOUCESTERSHIRE	GL2 9LN	0 A 0 1	500
34735 MICHAEL ANTHONY CORCORAN ESQ	20 CARR ROAD	CALVERLEY	LEEDS		LS28 5RH	0 A 0 1	1701
1220 MR MICHAEL CHRISTOPHER CORNELIUS	21 FFORDD Y GAMLAS	GOWERTON	SWANSEA	WEST GLAMORGAN	SA4 3DT	0 A 0 1	1065
1380 MR NEIL RICHARD CORNELIUS	149 OVERLAND ROAD	MUMBLES	SWANSEA	WEST GLAMORGAN	SA3 4EU	0 A 0 1	400
13600 MRS ROSINA MARGARET CORNELIUS	THE COACH HOUSE	CLARENCE ROAD	MALVERN	WORCESTERSHIRE	WR14 3EN	0 A 0 1	200
70001913508 WILLIAM HOWARD CORNEY ESQ	COURT GARDENS FARM	ORCHARD LANE	DITCHLING	EAST SUSSEX	BN6 8TH	0 A 0 1	2333
13612 MR JAMES CORNICK	1 MOSSBURN PLACE	LETHAM	FORFAR	ANGUS	DD8 2RH	0 A 0 1	3000
70002251079 THE CORPORATION OF LLOYDS	GUN WHARF	DOCK ROAD	CHATHAM	KENT	ME4 4TU	0 A 0 1	483
13624 PETER BARRIE COSSER ESQ	37 MERRIEFIELD AVENUE	BROADSTONE	DORSET		BH18 8DA	0 A 0 1	25000
13636 JOHN HORWOOD COSSINS	TARRANT RAWSTON	BLANDFORD FORUM	DORSET		DT11 8SF	0 A 0 1	291
13648 MR ROY EDWARD COTTEE	HUXLEY	HALL ROAD	TIPTREE	COLCHESTER	CO5 0BJ	0 A 0 1	2721
1766 GARY PHILIP COTTON ESQ	5 DOWLERVILLE ROAD	ORPINGTON	KENT		BR6 6QY	0 A 0 1	500
3247 ARTHUR COULLING ESQ	18 LOCKSLEY GARDENS	BIRDWELL	BARNSLEY		S70 5SU	0 A 0 1	2500
1060 MRS CAROL ELIZABETH COULSON	9 THE AVENUE	BLABY	LEICESTER		LE8 4GW	0 A 0 1	10000
4125 MR JEREMY COULSON	8 DENTON PARK	GOSFORTH	CUMBRIA		CA20 1BG	0 A 0 1	816
3131 MR DONALD WALTER COUTTS	10 HUSSAR CLOSE	CHRISTCHURCH	DORSET		BH23 2TX	0 A 0 1	1000
615 MR JOHN CHRISTOPHER COWAN	78 ORANGE LANE	WINSFORD	CHESHIRE		CW7 2BS	0 A 0 1	4172
34524 ANDREW COWELL	1 HIGHCROSS ROAD	POULTON LE FYLDE	LANCASHIRE		FY6 8BA	0 A 0 1	14500
13743 MR BARRY COWLING	6 TUDOR ROSE CLOSE	STANWAY	COLCHESTER	ESSEX	CO3 5SD	0 A 0 1	1000
315 MR TIM COWPER	MEEDERS	WOOD LANE	KIDMORE END	READING BERKSHIRE	RG4 9BE	0 A 0 1	3259
7204 MR DAVID COX	THE WHITE HOUSE	BREADSALL PRIORY	MORLEY	DERBY	DE7 6DL	0 A 0 1	25000
8055 DAVID HILTON COX ESQ	GREEN DYKES	BAGBY	THIRSK	NORTH YORKSHIRE	YO7 2AD	0 A 0 1	10000
7870 MR DAVID JOHN COX	CROSSFIELD COTTAGE	BURY LANE	CHORLEY	LANCASHIRE	PR6 8BH	0 A 0 1	2450
36562 MR GARRY CHARLES COX	5 LABURNUM WALK	WATERMEADOWS	WORKSOP	NOTTINGHAMSHIRE	S80 3BY	0 A 0 1	1225
2299 MR GRAHAM RONALD COX	PIPPIN MANOR	PEN Y BRYN ROAD	UPPER COLWYN BAY	COLWYN BAY WALES	LL29 9AL	0 A 0 1	5000
13779 NEIL COX	FLAT 4	RICHMOND HOUSE	82 ROUGE BOUILLON	ST HELIER JERSEY	JE2 3ZU	0 A 0 1	991
3388 MR NEIL MATTHEW COX	FLAT 4	RICHMOND HOUSE	82 ROUGE BOUILLON	ST HELIER JERSEY	JE2 3ZU	0 A 0 1	900
13792 MRS SAMANTHA MARIE LOUISE COX	12 ST MARYS WAY	WANTAGE	OXON		OX12 9BB	0 A 0 1	65
34801 MR DAVID JOHN COXON	MILLCROFT	62 MAIN STREET	NETHERSEAL	SWADLINCOTE DERBYSHIRE	DE12 8DB	0 A 0 1	1500

Account	Name	Address 1	Address 2	Address 3	City/Region	County	Postcode	Codes	Shares
13847	MR EDWARD CHARLES COZENS	EN FAYOLLE	71600 VAREILLES	FRANCE				0 T 0 1	494
13684	TONY STUART CRANE ESQ	35 HOOKE CLOSE	POOLE	DORSET			BH17 8SA	0 A 0 1	147
35717	MRS SUSAN LILIAN MARGARET CRAVEN	CARRACH	SWORDLY	BETTYHILL THURSO	CAITHNESS		KW14 7TA	0 A 0 1	4250
13896	MR IAN STEWART CRAWFORD	BRYHER	WEMBURY ROAD	WEMBURY	PLYMOUTH	DEVON	PL9 0DG	0 A 0 1	500
70002496533	CREDIT LYONNAIS ROUSE LIMITED	BROADWALK HOUSE	5 APPOLD STREET	LONDON			EC2A 2DA	6 A 0 1	75000
70000005884	CREDIT SUISSE LONDON NOMINEES LIMITED	5 CADOT SQUARE	LONDON				E14 4DR	5 A 0 1	28000
13074	MR PHILIP CROSS	24 CLARNWOOD	FRESHFORD ROAD	KILKENNY	IRELAND			0 T 0 1	1000
13688	MRS SHEILA MARY CROSS	9 HARWOOD NEW ROAD	GREAT HARWOOD	BLACKBURN	LANCS		BB6 7TD	0 A 0 1	1533
13998	SCOTT WILLIAM CROUCH ESQ	18 WITTER AVENUE	ICKLEFORD	HITCHIN	HERTS		SG5 3UF	0 A 0 1	2785
1244	MR ALAN CROWDER	FLAT 12	NORFOLK COURT NORFOLK SQUARE	BRIGHTON	EAST SUSSEX		BN1 2DB	0 A 0 1	3000
14002	MRS JOAN CROWTHER	3 HILL DRIVE	HANDFORTH	WILMSLOW	CHESHIRE		SK9 3AP	0 A 0 1	948
14014	MRS LYNN DENISE CRUMP	145 WALTHAM WAY	LONDON				E4 8AG	0 A 0 1	580
14026	DAVID CRYSTAL ESQ	151 CRAIGCROOK ROAD	EDINBURGH				EH4 7AZ	0 A 0 1	21000
70004591451	CUDM NOMINEE LIMITED	25 MOLESWORTH STREET	LEWISHAM	LONDON			SE13 7EX	5 A 0 1	504800
70004591475	CUDM NOMINEE LIMITED	25 MOLESWORTH STREET	LEWISHAM	LONDON			SE13 7EX	5 A 0 1	11700
70004591463	CUDM NOMINEE LIMITED	25 MOLESWORTH STREET	LEWISHAM	LONDON			SE13 7EX	5 A 0 1	203000
2546	MR TERENCE JOHN CUNDALL	2 LEDWAY DRIVE	WEMBLEY	MIDDLESEX			HA9 9TQ	0 A 0 1	11686
1026	ERIC ROY CUNDICK ESQ	18 FROSTHOLE CRESCENT	FAREHAM	HAMPSHIRE			PO15 6AF	0 A 0 1	20000
14053	MRS FIONA JANE CUNNINGHAM	HOLLYBANK	EDINBURGH ROAD	LINLITHGOW	WEST LOTHIAN		EH49 6AA	0 A 0 1	1000
14065	MRS MARIA CUPI	39 GRASSINGTON DRIVE	WHITESTONE	NUNEATON	WARWICKSHIRE		CV11 6WP	0 A 0 1	262
14069	DAVID CURRY ESQ	12 MEADOW GARTH	BEVERLEY HIGH ROAD	HULL	NORTH HUMBERSIDE		HU6 7YJ	0 A 0 1	267
14090	WILLIAM ALBERT CURRY ESQ	8 EXETER GARDENS	YATELEY	HAMPSHIRE			GU46 7RS	0 A 0 1	700
14118	MR SATVINDER DADI	69 DENE AVENUE	HOUNSLOW	MIDDLESEX			TW3 3AQ	0 A 0 1	632
70001150094	LESLIE SCOTT DALGARNO ESQ	15 HILLVIEW TERRACE	CULTS	ABERDEEN			AB15 9HJ	0 A 0 1	15600
5651	BRIAN DALTON ESQ	51 TRURO DRIVE	PLYMOUTH				PL5 4PB	0 A 0 1	590
14133	BARAN DALVI ESQ	69 PRESTON ROAD	WEMBLEY				HA9 8JZ	0 A 0 1	1000
14145	PETER VINCENT DALY ESQ	3 CHARTWELL COURT	SHADWELL LANE	LEEDS			LS17 8AY	0 A 0 1	2004
14157	MRS TERESA FLORENCE DAMER	141 FARNHAM LANE	FARNHAM ROYAL	SLOUGH	BERKSHIRE		SL2 2AS	0 A 0 1	959
14194	MR GEOFFREY ELIJAH DANIELS	5 WALLERS WAY	HODDESDON	HERTFORDSHIRE			EN11 9LH	0 A 0 1	400
3099	MR GEORGE ROBERT DANN	GROVE FARMHOUSE	HAGNABY ROAD	OLD BOLINGBROKE	SPILSBY	LINCOLNSHIRE	PE23 4HJ	0 A 0 1	1850
70000318688	DARTINGTON PORTFOLIO NOMINEES LIMITED	COLSTON TOWER	COLSTON STREET	BRISTOL			BS1 4RD	5 A 0 1	15290
70001762236	DARTINGTON PORTFOLIO NOMINEES LIMITED	COLSTON TOWER	COLSTON STREET	BRISTOL			BS1 4RD	5 A 0 1	2926
4899	MR JOHN DARWIN	50 HASTINGS ROAD	SHEFFIELD	SOUTH YORKSHIRE			S7 2GU	0 A 0 1	1000
4459	VIPIN DATTANI ESQ	4 ENNERDALE AVENUE	STANMORE	MIDDLESEX			HA7 7LD	0 A 0 1	1000
14276	MRS SUSANNE HEDWIG DAVIDSON	5 LUARD CLOSE	CAMBRIDGE				CB2 2PL	0 A 0 1	794
5430	MR DAVID ANTHONY DAVIES	27 TEGLAN PARK	AMMANFORD	DYFED			SA18 3PE	0 A 0 1	4000
36052	MR IAN DAVIES	7 THE MALTINGS	WALK LANE	WOMBOURNE	WOLVERHAMPTON		WV5 9HY	0 A 0 1	3000
36015	MAJOR NIGEL KEITH HEWITT DAVIES	BEARLEY FARM	CHURCH LANE	BEARLEY	STRATFORD-UPON WARWICKSHIRE		CV37 0SL	0 A 0 1	2832
14307	MR ROBERT DAVIES	DISGWYLFA	LLANDYBIE	AMMANFORD	DYFED		SA18 3JU	0 A 0 1	400
70005420283	MR IVAN DAVIS	6 CAMPANIA CLOSE	MIDDLETON	MILTON KEYNES	BUCKINGHAMSHIRE		MK10 9BB	0 A 0 1	2961
14344	MRS SHELAGH JEAN DAVIS	21 WINDSOR CLOSE	NEWTON ABBOT	DEVON			TQ12 1JB	0 A 0 1	250
14356	MRS SYLVIA DAVIS	12 THE ALDERS	THATCHAM	NEWBURY	BERKSHIRE		RG13 3HB	0 A 0 1	478
1810	WILLIAM DAVIS ESQ	3 ABBOTS ROAD	CINDERFORD	GLOUCESTERSHIRE			GL14 3BN	0 A 0 1	4614
6516	MR ALLAN JOHN DAVISON	LYNEHOLMFORD HOUSE	ROWELTOWN	CARLISLE			CA6 6LH	0 A 0 1	2500
14368	MR TERENCE PETER DAVISON	22 WESTMINSTER DRIVE	BOGNOR REGIS	WEST SUSSEX			PO21 3RA	0 A 0 1	1058
70005269516	DAVYCREST NOMINEES LIMITED	DAVY HOUSE	49 DAWSON STREET	DUBLIN 2	IRELAND			5 T 0 1	1130
70004796058	DAVYCREST NOMINEES LIMITED	DAVY HOUSE	49 DAWSON STREET	DUBLIN 2	IRELAND			5 T 0 1	2666
70004695202	DAVYCREST NOMINEES LIMITED	DAVY HOUSE	49 DAWSON STREET	DUBLIN 2	IRELAND			6 T 0 1	2140
70005429847	DAVYCREST NOMINEES LIMITED	DAVY HOUSE	49 DAWSON STREET	DUBLIN 2	IRELAND			6 A 0 1	9900
70005418411	DAVYCREST NOMINEES LIMITED	DAVY HOUSE	49 DAWSON STREET	DUBLIN 2	IRELAND			6 A 0 1	9000
70005348576	DAVYCREST NOMINEES LIMITED	DAVY HOUSE	49 DAWSON STREET	DUBLIN 2	IRELAND			6 A 0 1	3000
36156	MR DERRICK ALBERT DAWSON	45 WELLOW DRIVE	BRUNEL COURT	FROME	SOMERSET		BA11 2DU	0 A 0 1	6000
14383	MR JAMES DAWSON	THE FLAT	8 STOKE ROAD	PORTISHEAD	BRISTOL		BS20 6BG	0 A 0 1	192
34468	NORMAN FREDERICK DAY ESQ	SPYNIE HOUSE	LEYSMILL	ARBROATH	ANGUS		DD11 4RR	0 A 0 1	5000
14412	MR KEVIN CHARLES DUNCAN DEELEY	1ST CLASS HEALTH CLUB	66-70 LIVERPOOL ROAD	GREAT SANKEY	WARRINGTON CHESHIRE		WA5 1QX	0 A 0 1	400
14424	MR DAVID CHRISTOPHER DEEN	MERRYFIELD HOUSE	99 WARGRAVE ROAD	TWYFORD	BERKSHIRE		RG10 9PE	0 A 0 1	5443
35697	MR JOHN LAURENCE DEFTY	52 HULSE ROAD	SALISBURY	WILTSHIRE			SP1 3LY	0 A 0 1	7000
14475	RAYMOND DENNISON ESQ	13 LANCASTER ROAD	HARTLEPOOL	CLEVELAND			TS26 8LN	0 A 0 1	1000
14528	MRS POLLY ELIZABETH DERBY	BRIDGE FARM	OSWALDKIRK ROAD	GILLING EAST	NORTH YORKSHIRE		YO62 4JW	0 A 0 1	5184
70001134082	DEUTSCHE BANK AKTIENGESELLSCHAFT LONDON	WINCHESTER HOUSE	1 GREAT WINCHESTER STREET	LONDON			EC2N 2EQ	0 A 0 1	76334
14555	MRS MAUREEN DEVINE	123 CLOUGH AVENUE	WILMSLOW	CHESHIRE			SK9 4BZ	0 A 0 1	1205
36574	MR DAVID DEWIN	20 GLENDARVON STREET	LONDON				SW15 1JS	0 A 0 1	10000
14567	MISS ALISON MARY DEWYNTER	82 OLD EXETER ROAD	TAVISTOCK	DEVON			PL19 0JD	0 A 0 1	1200
14811	THOMAS DICKSON ESQ	MORDENE	67 DYSART ROAD	KIRKCALDY	FIFE		KY1 2BA	0 A 0 1	4906
2263	MR WILLIAM JAMES DICKSON	4 VILLIERS ROAD	WEST BRIDGFORD	NOTTINGHAM	NOTTINGHAMSHIRE		NG2 6FR	0 A 0 1	7000
14623	MR DAVID DIGGINS	FLAT 16	ST CHRISTOPHERS COURT	102 JUNCTION ROAD	LONDON		N19 5QT	0 A 0 1	466
6905	MR JAMES FREDERICK DILGERT	11 MOUNTNESSING	HADLEIGH	BENFLEET	ESSEX		SS7 2QB	0 A 0 1	271
14635	MRS GILLIAN ROSEMARY DIMINO	37 KYNASTON AVENUE	AYLESBURY	BUCKS			HP21 9DS	0 A 0 1	487
70004665648	MR MARTIN DIMMOCK	1 NICHOLAS EVERTON CLOSE	BRANDON VILLAGE	COVENTRY			CV8 3CF	0 A 0 1	20000
14647	MR NEIL GEORGE DINNES	28 VIEWFIELD GARDENS	ABERDEEN				AB15 7XM	0 A 0 1	500
14672	MR PAUL DOBSON	THE COACH HOUSE	POPLARS FARM LANE	SCARRINGTON	NOTTINGHAM NOTTINGHAMS		NG13 9BD	0 A 0 1	2721
14896	PAUL THOMAS DODGSON ESQ	1 COCKLEY MEADOWS	KIRKHEATON	HUDDERSFIELD	WEST YORKSHIRE		HD5 0LA	0 A 0 1	583
14713	MR CARL LEOM DOLAN	50A BURTON ROAD	KINGSTON UPON THAMES	SURREY			KT2 5TF	0 A 0 1	1735
14725	MR CARL LIAM DOLAN	50A BURTON ROAD	KINGSTON	SURREY			KT2 5TF	0 A 0 1	8295
14737	MRS LINDA DOLAN	1 QUARRY RISE	ROMILEY	STOCKPORT	CHESHIRE		SK6 4DD	0 A 0 1	10500
12186	MISS JANETTE MARY CARPENTER-DONNELLY	11 NORTH ROAD	LONDON				N6 4BD	0 A 0 1	500
8196	MR MATHEW DOODSON	FAR MOLTON	WHEELER LANE	WITLEY	GODALMING SURREY		GU8 5QT	0 A 0 1	2503
14774	NEIL DOREY ESQ	MAPLE LEAVES	RUE LOUIS	VALE	GUERNSEY		GY2 4SX	0 A 0 1	450
7505	MR HOWARD CHARLES DOUGHTY	48 KNIGHTSIDE WALK	NEWCASTLE UPON TYNE	TYNE & WEAR			NE5 1TP	0 A 0 1	300
14786	HOWARD CHARLES DOUGHTY ESQ	48 KNIGHTSIDE WALK	CHAPEL PARK	NEWCASTLE UPON TYNE			NE5 1TP	0 A 0 1	200
14798	MR WALTER DELVILLE DOUGHTY	48 KNIGHTSIDE WALK	NEWCASTLE UPON TYNE				NE5 1TP	0 A 0 1	1360
14805	MR GEORGE DOUGLAS	24 AVONSIDE GROVE	HAMILTON				ML3 7DL	0 A 0 1	9333
14817	DR PAUL DOUGLAS	27 ST RONANS DRIVE	SHAWLANDS	GLASGOW			G41 3SH	0 A 0 1	1533
34929	MR ANDRES FEALCOWIE	61 HILLSIDE ROAD	NORTHWOOD	MIDDLESEX			HA6 1PZ	0 A 0 1	7434
4137	ANTHONY THOMAS GEORGE DOWLING ESQ	THAMESHOLME	RUSSELL ROAD	SHEPPERTON	MIDDLESEX		TW17 9HJ	0 A 0 1	1700
35351	MR BRIAN ALLAN DOWN	6 BERKLEY AVENUE	WEST PARLEY	FERNDOWN	DORSET		BH22 8QJ	0 A 0 1	1000
70003191457	STUART DOWNES ESQ	36 SOUTHFIELD DRIVE	NORTH FERRIBY	EAST YORKSHIRE			HU14 3DX	0 A 0 1	335
14642	PETER CHARLES DOYE ESQ	13 SOUTHVIEWS	SELSDON	CROYDON	SURREY		CR2 8SH	0 A 0 1	543
14854	MRS BESSIE DOYLE	COPPERS	CRETE ROAD WEST	FOLKESTONE	KENT		CT18 7AA	0 A 0 1	1166
70004784371	DRAYSEY & WRIGHT NOMINEES LIMITED	CANTERBURY HOUSE	85 NEWHALL STREET	BIRMINGHAM			B3 1LH	0 A 0 1	20000
70002393953	DRAYSEY & WRIGHT NOMINEES LIMITED	CANTERBURY HOUSE	85 NEWHALL STREET	BIRMINGHAM			B3 1LH	5 A 0 1	900
70000014359	DRKWS NOMINEES LIMITED	20 FENCHURCH STREET	LONDON				EC3P 3DB	5 A 0 1	639158
14893	EDWARD MICHAEL DRURY ESQ	1 HIGHMOOR COURT	HIGHMOOR ROAD	POOLE	DORSET		BH14 8TA	0 A 0 1	1728
7542	MR MARK ANDREW DRURY	408 BROADWATER CRESCENT	STEVENAGE	HERTFORDSHIRE			SG2 8HE	0 A 0 1	16648
70004946514	DSL CLIENT NOMINEES LIMITED	STERLING HOUSE	20 RENFIELD STREET	GLASGOW			G2 5AP	0 A 0 1	1000
70003307363	DSL CLIENT NOMINEES LIMITED	STERLING HOUSE	20 RENFIELD STREET	GLASGOW			G2 5AP	5 A 0 1	3500
14922	MR JOHN DESMOND DUELL	41 ASHDENE ROAD	ASHHURST	SOUTHAMPTON			SO40 7DR	0 A 0 1	1000
14504	MR EAMONN DUFFIN	28 CLADY ROAD	PORTGLENONE				BT44 8JZ	0 A 0 1	200
14961	MR CYRIL DUFFY	38 THE FAIRWAY	SUDBURY COURT ESTATE	NORTH WEMBLEY	MIDDLESEX		HA0 3LP	0 A 0 1	6345
35348	MRS CHRISTINE MARY OUKES	5 VENNE CLOSE	ST GILES PARK	DUSTON	NORTHAMPTON		NN5 6HE	0 A 0 1	300
2156	MR TREVOR DUNNELL	23 OAKFIELD DRIVE	BAILDON	SHIPLEY	YORKSHIRE		BD17 6AW	0 A 0 1	1000
15019	MR JOHN EDMUND DURKIN	13 SYDNEY ROAD	TEDDINGTON	MIDDLESEX			TW11 8QP	0 A 0 1	538
70005512700	DURLACHER NOMINEES LIMITED	5 THE NORTH COLONNADE	CANARY WHARF	LONDON			E14 4BB	5 A 0 1	1452534
15068	ARTHUR ROGER EAGLE ESQ	79 GATESDEN ROAD	FETCHAM	SURREY			KT22 9QP	0 A 0 1	933
15095	MR KEITH EARNSHAW	ROWANGARTH	WOODHOUSE LANE	EAST ARDSLEY	WAKEFIELD	W YORKSHIRE	WF3 2JS	0 A 0 1	1000
15124	MR DAVID EASTWOOD	FLAT 6	KALETEUR	4 RALEIGH AVENUE	ST HELIER JERSEY		JE2 3ZG	0 A 0 1	4025
15138	MR DAVID GRAHAM EASTWOOD	FLAT 6	KALETEUR	4 RALEIGH AVENUE	ST HELIER	JERSEY	JE2 3ZG	0 A 0 1	1808
70003925741	RONALD EAVES ESQ	7 MERTTENS DRIVE	RUGBY	WARWICKSHIRE			CV22 7AH	0 A 0 1	2000
1139	MRS IVY FLORENCE EDE	3 HAYSTALL CLOSE	HAYES	MIDDLESEX			UB4 8LE	0 A 0 1	1000
15151	DR ROELOF JAN EDELENBOS	ST SERVAIN	2 JARDIN DE LA RUETTE	RUE DU MOULIN DE PON	TRINITY	JERSEY	JE3 5HH	0 A 0 1	1000
15163	MR ANTHONY JOHN EDMONDS	TURNPIKE CLOSE	RECTORY LANE	STEVENAGE	HERTFORDSHIRE		SG1 4BX	0 A 0 1	4500
70004418670	EDWARD JONES NOMINEES LIMITED	7 WESTFERRY CIRCUS	CANARY WHARF	LONDON			E14 4HH	5 A 0 1	5000
34796	MR COLIN VALE EDWARDS	10 ABBERLEY CLOSE	CHURCH HILL	REDDITCH	WORCESTERSHIRE		B98 8QY	0 A 0 1	3400
954	GLYN OWAIN EDWARDS ESQ	20 ASHLEY PARK	MAIDENHEAD	BERKSHIRE			SL6 8EZ	0 A 0 1	628794
3540	JOHN LEIGH EDWARDS ESQ	LLYSWEN FARM	GUILSFIELD	WELSHPOOL	POWYS		SY21 9DS	0 A 0 1	2500
15204	MR CHRISTOPHER EGAN	75 HEREFORD ROAD	BLACKBURN	LANCASHIRE			BB1 3JU	0 A 0 1	500
15218	MR EDWARD PAUL EGRE	AIGRETMONT FARM	LA RUE DE LA HAMBYE	ST SAVIOUR	JERSEY		JE2 7UQ	0 A 0 1	1000
15279	MR MICHAEL GRANT ELLIS	3 DURNSFORD WAY	CRANLEIGH	SURREY			GU6 7LN	0 A 0 1	875
15280	MR STANLEY JAMES ELLIS	10 ROSEDALE WALK	FROME	SOMERSET		BA11 2JH		0 A 0 1	2333
5881	MR GEORGE WILLIAM ELLISON	90 BIGLAND DRIVE	ULVERSTON	CUMBRIA			LA12 9PD	0 A 0 1	12000
15292	MR JOHN ROBERT ELLWOOD	HOLLIN BANK	UNDERBARROW	NR KENDAL	CUMBRIA		LA8 8BN	0 A 0 1	1000
15308	MRS MARIAN ISABEL ELLWOOD	2 HOLLIN BANK	UNDERBARROW	KENDAL	CUMBRIA		LA8 8BN	0 A 0 1	780
15311	MRS PATRICIA MARGARET ELLYATT NEE KNAPTON	HORIZON VIEW	VICTORIA AVENUE	ST HELIER	JERSEY	CHANNEL ISLA	JE2 3LU	0 A 0 1	504
680	RONALD ELVIDGE ESQ	248 BANKHEAD ROAD	NORTHALLERTON	NORTH YORKSHIRE			DL6 1JE	0 A 0 1	1700
15323	MR ABULQASIM MUKHTAR ELZEINBID	56 KINGSLEY ROAD	HOUNSLOW	MIDDLESEX			TW3 1QA	0 A 0 1	816
15335	JOHN DAVID EMANUEL	20 REGENTS PARK ROAD	LONDON				NW1 7TX	0 A 0 1	21513
15360	ENERCASS LIMITED	33 VICARAGE ROAD	MORTLAKE	LONDON			SW14 8RZ	5 A 0 1	2247
15372	MISS CHRISTINE ENGLISH	57 CRESCENT ROAD	BARNET	HERTFORDSHIRE			EN4 9RD	0 A 0 1	540
15384	MR PATRICK GERARD ENGLISH	47 DURNSFORD ROAD	LONDON				N11 2EP	0 A 0 1	1209
15396	BRIAN ENNIS ESQ	6 KILVARRAGH	DUBLIN ROAD	NEWRY	CO DOWN		BT35 8XD	0 A 0 1	500
15401	MRS CATHERINE ENNIS	13 NEWCASTLE ROAD	PORTAFERRY	NEWTOWNARDS	CO DOWN		BT22 1QQ	0 A 0 1	1000
15413	EXOR OF CORNELIUS PATRICK ENRIGHT DECEASED	35 CAMBRIDGE DRIVE	WOODLEY	STOCKPORT	CHESHIRE		SK6 1HX	1 A 0 1	6533
15437	MR ALFREDO ESPOSITO	41 LEONARD STREET	BARNOLDSWICK				BB18 5NL	0 A 0 1	6158
15450	MR AUGUSTUS TONY ETIENNE	3 DANDRIDGE CLOSE	SLOUGH	BERKSHIRE			SL3 7JJ	0 A 0 1	100
15482	MRS FELIXIA INA ETIENNE	3 DANDRIDGE CLOSE	SLOUGH	BERKSHIRE			SL3 7JJ	0 A 0 1	100
70003486802	E*TRADE UK NOMINEES LIMITED	42ND FLOOR	1 CANADA SQUARE	CANARY WHARF	LONDON		E14 5AA	5 A 0 1	64394
70004293892	E*TRADE UK NOMINEES LIMITED	42ND FLOOR	1 CANADA SQUARE	CANARY WHARF	LONDON		E14 5AA	5 A 0 1	9070
70001761369	E*TRADE UK NOMINEES LIMITED	42ND FLOOR	1 CANADA SQUARE	CANARY WHARF	LONDON		E14 5AA	5 A 0 1	176131

Account	Name	Address 1	Address 2	Address 3	Address 4	Postcode	Flags	Holding
70001992268	EUROCLEAR NOMINEES LIMITED	C/O THE BANK OF NEW YORK	ONE CANADA SQUARE	LONDON		E14 5AL	S A 0 1	154150
70004395603	EUROCLEAR NOMINEES LIMITED	C/O THE BANK OF NEW YORK	ONE CANADA SQUARE	LONDON		E14 5AL	S A 0 1	4386544
36456	DAME ELIZABETH OLGA EVANS	3 ORME COURT	LONDON			W2 4RL	O A 0 1	25000
6090	MR JOHN MICHAEL EVANS	84 ALL SAINTS STREET	HASTINGS	EAST SUSSEX		TN34 3BH	O A 0 1	4187
15529	MR KENNETH MALCOLM EVANS	19 ABBOTS WAY	NEWCASTLE	STAFFS		ST5 2ES	O A 0 1	1078
1416	MR PHILIP EDWARD EVANS	6 LLYS TUDUR	RHYL	CLWYD		LL18 4AX	O A 0 1	2500
70005298271	EVO NOMINEES LIMITED	100 WOOD STREET	LONDON			EC2V 7AN	O A 0 1	1017425
15542	MR LUKE DAVID ALAN EWART	53 PRIMROSE DRIVE	KINGSNORTH	ASHFORD	KENT	TN23 3NP	O A 0 1	413
15568	MRS BERNADETTE EWER	11 UPPER PROFIT	LANGTON GREEN	TUNBRIDGE WELLS		TN3 0BZ	O A 0 1	800
35045	DESMOND EWLES ESQ	8 BRAYDESTON DRIVE	BLOFIELD	NORWICH	NORFOLK	NR13 4NO	O A 0 1	1188
15569	MISS VALERIE JOYCE FAIRHURST	10 ETHERINGTON DRIVE	BEVERLEY ROAD	HULL	NORTH HUMBERSIDE	HU6 7JU	O A 0 1	700
1897	JAMES ARMSTEAD FAIRWEATHER ESQ	THE SPINNEY	ST NICHOLAS	SOUTH GLAMORGAN		CF5 6SH	O A 0 1	5000
35127	MR MICHAEL GORDON FARRANT	RIFFHAMS	CHURCH ROAD	HERSTMONCEUX	HAILSHAM EAST SUSSEX	BN27 1RL	O A 0 1	5000
15634	MR NIGEL PAUL FAULKNER	130 CANTERBURY ROAD	SITTINGBOURNE	KENT		ME10 4JA	O A 0 1	36
15702	MISS CHRISTINE ANN FELL	4 RISBOROUGH ROAD	STOKE MANDEVILLE	AYLESBURY	BUCKS	HP22 5UT	O A 0 1	540
15714	MR RICHARD ARCHER FELL	ALBION LODGE	FORDHAM ROAD	NEWMARKET	SUFFOLK	C98 7AQ	O A 0 1	450
34759	MR DAVID JOHN FENNELL	50 SPRINGFIELD ROAD	THORNTON HEATH	SURREY		CR7 8DY	O A 0 1	1000
15753	MR GEOFFREY FREDERICK FENTON	15 STAG LEYS	ASHTEAD	SURREY		KT21 2TD	O A 0 1	2333
15765	MR PETER FENTON	30 WOODLANDS ROAD	LEPTON	HUDDERSFIELD		HD8 0HT	O A 0 1	883
6910	MR SIMON JAMES FENWICK	32 WOODVALE CRESCENT	BINGLEY			BD16 4AL	O A 0 1	2055
15777	MR SIMON JAMES FENWICK ESQ	32 WOODVALE CRESCENT	BINGLEY			BD16 4AL	O A 0 1	803
15789	MRS DEIRDE ISOBEL FERGUSON	102 MAIN STREET	LISNASKEA	CO FERMANAGH		BT92 0JD	O A 0 1	4000
5488	MR IAN GRAHAM FERGUSON	NEWLANDS	43 STONEHILL ROAD	HEADLEY DOWN	BORDON HANTS	GU35 8ET	O A 0 1	4300
15790	MR WILLIAM FERGUSON	8 BIRKDENE	STOCKSFIELD	XXXX	NORTHUMBERLAND	NE43 7EN	O A 0 1	200
34327	MR WILLIAM FERGUSON	33 LESBURY CLOSE	CHESTER LE STREET	COUNTY DURHAM		DH2 3SS	O A 0 1	2683
3789	BRYAN FERGUSSON ESQ	BRYAM	NITHBANK	THORNHILL	DUMFRIESSHIRE	DG3 5AP	O A 0 1	2500
70003616584	FERLIM NOMINEES LIMITED	2 GRESHAM STREET	LONDON			EC2V 7CN	S A 0 1	10000
70002256212	FERLIM NOMINEES LIMITED	2 GRESHAM STREET	LONDON			EC2V 7CN	S A 0 1	3750
70002670424	FERLIM NOMINEES LIMITED	2 GRESHAM STREET	LONDON			EC2V 7CN	S A 0 1	25000
15618	MR PETER FERNEYHOUGH	150 GROVE LANE	HALE	CHESHIRE		WA15 8LT	O A 0 1	1500
15821	LIVIO FERRARI ESQ	9 ORCHARD LANE	WIMBLEDON	LONDON		SW20 0SE	O A 0 1	466
15833	MRS JOAN MARY FERRIS	15 BUTTERCUP CLOSE	DUNSTABLE	BEDFORDSHIRE		LU5 3LA	O A 0 1	803
70005258829	F H F (NOMINEES) LTD	1 PARK LANE	LEEDS			LS3 1EP	S A 0 1	350
70004614123	F H F (NOMINEES) LTD	1 PARK LANE	LEEDS			LS3 1EP	S A 0 1	12331
15869	MRS JOAN PAULINE FIELDER	BYRON HOUSE	48 PORTWAY	WELLS	SOMERSET	BA5 2BN	O A 0 1	2918
2183	MR DAVID JOHN FINN	61 UTTOXETER NEW ROAD	DERBY	DERBYSHIRE		DE22 3NL	O A 0 1	334
6053	MICHAEL JOSEPH SYDNEY FINNIMORE ESQ	1 CWRT LEUBREN	PENCOEDTRE	BARRY	VALE OF GLAMORGAN	CF63 1HH	O A 0 1	217
35152	MR ADRIAN FIRTH	31 ELLIOT GROVE	GUISELEY	LEEDS		LS20 8BG	O A 0 1	2500
15215	MRS JENNIFER FIRTH	32 HILLSIDE AVENUE	SHAW	OLDHAM		OL2 8HR	O A 0 1	600
1082	MR DAVID STUART FISHER	8 SAVILLE ROAD	GATLEY	CHEADLE	CHESHIRE	SK8 4DZ	O A 0 1	2918
7806	MR PETER FISHER	204 MANOR WAY	CREWE	CHESHIRE		CW2 5PH	O A 0 1	5000
327	MR DAVID FISHLOCK OBE	TRAVELLER'S JOY	COPSE LANE	JORDANS	BUCKS	HP9 2TA	O A 0 1	13610
70004753150	FISKE NOMINEES LIMITED	SALISBURY HOUSE	LONDON WALL	LONDON		EC2M 5QS	S A 0 1	150000
70002055303	FISKE NOMINEES LIMITED	SALISBURY HOUSE	LONDON WALL	LONDON		EC2M 5QS	S A 0 1	25000
70004803570	FISKE NOMINEES LIMITED	SALISBURY HOUSE	LONDON WALL	LONDON		EC2M 5QS	S A 0 1	25000
70002317869	FITEL NOMINEES LIMITED	11 ST JAMES'S SQUARE	MANCHESTER			M2 6WH	S A 0 1	2333
70003392739	FITEL NOMINEES LIMITED	11 ST JAMES'S SQUARE	MANCHESTER			M2 6WH	S A 0 1	1000
70005306731	FITEL NOMINEES LIMITED	11 ST JAMES'S SQUARE	MANCHESTER			M2 6WH	S A 0 1	22000
70005635503	FITEL NOMINEES LIMITED	11 ST JAMES'S SQUARE	MANCHESTER			M2 6WH	S A 0 1	10000
15239	MRS MADELEINE CLAIRE FITTER	2 HIGHER ELSFORD COTTAGE	BOVEY TRACEY	NEWTON ABBOT	DEVON	TQ13 9NZ	O A 0 1	100
34698	MRS CAROLE MARY FITZGERALD	THE BUNGALOW	WOODLAND PLACE	PENARTH	SOUTH GLAMORGAN	CF64 2CX	O A 0 1	1141
1778	MR JOHN FITZGERALD	6 AIREDALE	HULL			HU7 8DT	O A 0 1	30
15340	MR JOHN ANTHONY FITZPATRICK	25 WINDY ARBOUR	KENILWORTH	WARWICKSHIRE		CV8 2AT	O A 0 1	1000
70002288982	PHILIP ANTHONY FITZPATRICK ESQ	152 NORTON LANE	TIDBURY GREEN	SOLIHULL	WEST MIDLANDS	B90 1QT	O A 0 1	2721
36411	MR TERENCE HUBERT FLAY	THE OLD COTTAGE	WEST GREEN	HARTLEY WINTNEY	HAMPSHIRE	RG27 8JD	O A 0 1	10000
15988	MR SCOTT JOHN FLEMING	3 CRUMMOCK WATER	STUKELEY MEADOWS	HUNTINGDON	CAMBRIDGESHIRE	PE18 6EW	O A 0 1	128
16016	STEVEN FLINTHAM ESQ	20 BRAMBER COURT	BRENTFORD	MIDDLESEX		TW8 9DP	O A 0 1	1000
16031	GARY ANDREW FLYNN ESQ	31 WOODBURN GARDENS	DALKEITH	MIDLOTHIAN		EH22 2SL	O A 0 1	1309
16043	PETER FOLEY ESQ	TARN COTTAGE	MERE ROAD	NEWTON LE WILLOWS	MERSEYSIDE	WA12 0BJ	O A 0 1	381
70005336174	MR SIMON RICHARD FOLKES	FLAT 25 SPRINGSIDE COURT	JOSEPHS ROAD	GUILDFORD	SURREY	GU1 1BT	O A 0 1	2500
4783	MR PAUL FOLLAND	FLAT 2	131 QUEENS ROAD	WATFORD	HERTFORDSHIRE	WD17 2QL	O A 0 1	1629
5595	DERYCK FORBES ESQ	SUNNYBRAE	DRUMOAK	BANCHORY	KINCARDINESHIRE	AB31 5AD	O A 0 1	41000
70004765466	MRS AGNES LOUISETTE JEANNE FORD	4 MOUNT GRACE ROAD	LOUGHBOROUGH	LEICESTERSHIRE		LE11 4FR	O A 0 1	2320
70001173703	FOREST NOMINEES LIMITED	P.O. BOX 328	ST PETER PORT	GUERNSEY		GY1 3TY	S A 0 1	430805
16080	MR GEORGE FOSTER	24 KEMPTON GARDENS	BLETCHLEY	MILTON KEYNES	BUCKINGHAMSHIRE	MK3 5NH	O A 0 1	1300
16108	MR ROGER HAROLD FOSTER	5 BRADGATE ROAD	ANSTEY	LEICESTER	LEICS	LE7 7AB	O A 0 1	843
16123	MR BRIAN ANTHONY FOWKE	OAKLEIGH	BLYTHE ROAD	BOBBS WEIR	HODDESDON	EN11 0BB	O A 0 1	6500
2355	MRS KATHLEEN MARY FOY	79 WILTON ROAD	SOUTHAMPTON			SO15 5JJ	O A 0 1	3000
16172	ROBERT FRAIS ESQ	3 THE PAVILIONS	SCHOOL HILL	WILMSLOW ROAD	CHEADLE	SK8 1JB	O A 0 1	10000
16164	ROBERT SOLOMON FRAIS ESQ	143 BARCHESTON ROAD	CHEADLE	STOCKPORT	CHESHIRE	SK8 1LJ	O A 0 1	8536
6922	MR STANLEY THOMAS FRANCE	157 DIVIDY ROAD	BUCKNALL	STOKE ON TRENT	STAFFORDSHIRE	ST2 9JW	O A 0 1	1000
35139	MR JOSEPH DUNSTAN FRANCIS	3 THORINGTON CLOSE	GREAT NOTLEY	BRAINTREE	ESSEX	CM77 7XE	O A 0 1	1025
70000014065	FRANK NOMINEES LIMITED	P.O. BOX 191	10 FENCHURCH STREET	LONDON		EC3M 3LB	S A 0 1	570000
16196	MRS JANETTE MARCIA FRANKLIN	60 STATION ROAD	STUDLEY	WARWICKSHIRE		B80 7JS	O A 0 1	738
16201	MRS GABRIELE FRASER	25 CADET WAY	CHURCH CROOKHAM	FLEET	HAMPSHIRE	GU13 0UG	O A 0 1	500
16225	MISS MARGARET ELIZABETH FRASER	GREENFIELDS	4 MILL LANE	ASKRIGG	LEYBURN NORTH YORKS	DL8 3HP	O A 0 1	50
35244	MRS EILEEN BETTY FREESTONE	MEADOW VIEW	SHINGAY CUM WENDY	ROYSTON	HERTFORDSHIRE	SG8 0HL	O A 0 1	4000
34233	MR DESMOND PETER FROST	PINE CREEK	FOUR MILE BRIDGE	ANGLESEY		LL65 2PJ	O A 0 1	300
4719	MRS SANDRA HELEN FROST	C O DR PAUL FROST	ZAYED MILITARY HOSPITAL	P O BOX 3740	ABU DHABI UAE		O T 0 1	33000
16274	MR MALCOLM FULLARTON	4 COURTLANDS DRIVE	EPSOM	SURREY		KT19 0AJ	O A 0 1	2333
36496	MR GARRIE LAWRENCE LEIGH FULLER	179 CHURCH ROAD	SHOEBURYNESS	ESSEX		SS3 9HA	O A 0 1	200000
3301	MRS ELIZABETH ANN GAILEY	8 NURSERY GROVE	KILMACOLM	RENFREWSHIRE		PA13 4HW	O A 0 1	57
16330	MISS LYNNE GAMBLE	15 CARN VALLEY	HILLTOWN ROAD	RATHFRILAND	NEWRY DOWN	BT34 4GA	O T 0 1	543
70002359882	MR STEPHEN PAUL GAMBLE	36 SCHOOL LANE	NORTON	SHEFFIELD	SOUTH YORKS	S8 8BL	O A 0 1	1465
5780	MRS MANI GANDHI	96C BATH ROAD	HOUNSLOW	MIDDLESEX		TW3 3EH	O A 0 1	2333
16365	ALEXANDER GARDINER ESQ	48 GLOVER ROAD	ST AUSTELL	CORNWALL		PL25 5NF	O A 0 1	300
16381	DAVID JACK GARDNER ESQ	24 MERKLE CRESCENT	GREENGAIRS	AIRDRIE	LANARKSHIRE	ML6 7QU	O A 0 1	2500
4851	MR DAVID EVERETT GARRAD	31 POUNDSFIELD	WRITTLE	CHELMSFORD	ESSEX	CM1 3HR	O A 0 1	500
16473	MR JEREMY GASH	2 BULLRING	SHEFFORD	BEDFORDSHIRE		SG17 5EB	O A 0 1	142
35038	MR STUART MARIO GATT	17B MUSWELL ROAD	LONDON			N10 2BJ	O A 0 1	1000
16514	MRS SANDRA JEAN GEDDES	25 MAULDSLIE STREET	WHIFFLET	COATBRIDGE	LANARKSHIRE	ML5 4AR	O A 0 1	250
16526	DAVID OMOND MONCRIEFF GEDDIE ESQ	49 GLADSTONE PLACE	QUEENS CROSS	ABERDEEN		AB10 6UX	O A 0 1	8770
34420	DAVID OMOND MONCRIEFF GEDDIE ESQ	49 GLADSTONE PLACE	QUEENS CROSS	ABERDEEN		AB1 6UX	O A 0 1	5972
34432	DAVID OMOND MONCRIEFF GEDDIE ESQ	49 GLADSTONE PLACE	QUEENS CROSS	ABERDEEN		AB1 6UX	O A 0 1	11985
6768	MISS SAMANTHA WYNN GEE	TOMTEN	15 LONDON ROAD	SHENLEY	RADLETT HERTFORDSHIRE	WD7 9EW	O A 0 1	4000
70001879452	STUART CARL GEE ESQ	100 NINIAN ROAD	HEMEL HEMPSTEAD	HERTS		HP2 5NB	O A 0 1	400
16538	MR GEOFFREY HUBERT WRIDE	POLTESCO ITCHEN CLOSE	WEST WELLOW	ROMSEY	HAMPSHIRE	SO51 6GX	O A 0 1	505
4050	MR BRIAN WILLIAM LEVETT GEORGE	GREENWAYS	HEOLLAS ROAD	TALGARTH	BRECON POWYS	LD3 0PH	O A 0 1	1196
35312	MR NICHOLAS SIMON GETHING	12 BURMAN STREET	SWANSEA			SA1 6BW	O A 0 1	4722
16305	G F AVIS MANAGEMENT CONSULTANTS LIMITED	15 HIGH STREET	LEVENDON	BUCKS		MK46 4EX	6 A 0 1	432
70005269654	GMC NOMINEES LIMITED	NORWICH HOUSE	22-30 HONERFAIR STREET	LEICESTER		LE1 5SD	S A 0 1	1000
3235	MR CYRIL ERNEST GIBBS	130 UPTON WAY	BROADSTONE	DORSET		BH18 9NA	O A 0 1	2000
1115	MR NEVILLE GIBBS	15 GODDARDS CLOSE	CRANBROOK	KENT		TN17 3LJ	O A 0 1	3000
16589	MR WILLIAM GIBSON	1 ST MARYS DRIVE	WEST RAINTON	HOUGHTON-LE-SPRING	TYNE & WEAR	DH4 6SP	O A 0 1	473
7554	MISS RAJWANT KAUR GILL	75 ROLLESTON DRIVE	LENTON SANDS	NOTTINGHAM		NG7 1JU	O A 0 1	1000
7869	TIMOTHY GILL ESQ	40 BURDOCKS DRIVE	BURGESS HILL	WEST SUSSEX		RH15 0HH	O A 0 1	8375
70003942282	GILTSPUR NOMINEES LIMITED	PO BOX 1045	COMMERCIAL UNION HOUSE	39 PILGRIM STREET	NEWCASTLE UPON TYNE	NE99 1HU	S A 0 1	426447
16682	MR DENNIS GEOFFREY GISBORNE	12 LINFORD CRESCENT	MARKFIELD	LEICESTER		LE67 9SP	O A 0 1	1000
16634	GLASLYN INVESTMENTS LIMITED	34 PARADISE ROAD	RICHMOND UPON THAMES	SURREY		TW9 1SE	4 A 0 1	1
16703	PETER STARKEY GLEAVE ESQ	APARTMENT 5	SCHOOL GREEN	23 THE DOWNS	CHEADLE CHESHIRE	SK8 1JL	O A 0 1	10768
70001644241	GLENCAIRN NOMINEES LIMITED	19 DONEGALL STREET	BELFAST			BT1 2HA	S A 0 1	2856
70000144507	GLENCAIRN NOMINEES LIMITED	19 DONEGALL STREET	BELFAST			BT1 2HA	S A 0 1	8000
3417	MR NORBERT GOLDBERG	16 RIVERSIDE DRIVE	GLUNTISHAM	HUNTINGDON	CAMBRIDGESHIRE	PE17 3LZ	O A 0 1	500
1784	MRS JANE ELIZABETH GODFREY	56 WOOD END	300 GOLDERS GREEN ROAD	LONDON		NW11 9PU	O A 0 1	14583
70000032471	GOLDMAN SACHS SECURITIES (NOMINEES) LIMITED	PETERBOROUGH COURT	133 FLEET STREET	LONDON		EC4A 2BB	S A 0 1	296500
70000108179	GOLDMAN SACHS SECURITIES (NOMINEES) LIMITED	PETERBOROUGH COURT	133 FLEET STREET	LONDON		EC4A 2BB	S A 0 1	2024090
36586	MR COLIN SYDNEY GOLDSMITH	71 WINTERBOURNE CLOSE	LEWES	EAST SUSSEX		BN7 1JZ	O A 0 1	10058
16798	MR JAMES GOLDSWORTHY	1 QUEEN STREET	ASTWOOD BANK	REDDITCH	WORCS	B96 6ST	O A 0 1	37
16807	MS NOELA MARIE GONSALVES	HOUNDEAN COTTAGE	WARKWORTH	MORPETH	NORTHUMBERLAND	NE65 0YJ	O A 0 1	311
70005414378	GOODBODY STOCKBROKERS NOMINEES LIMITED	CAPITA HOUSE	ONE CLOVE CRESCENT	EAST INDIA DOCK	LONDON	E14 2BN	S A 0 1	13440
6534	MR PHILIP CHARLES GOODISON	33 STOCKS COURT	POULTON-LE-FYLDE	LANCASHIRE		FY6 7TA	O A 0 1	4000
16832	MR LESLIE GOODRICH		356 WOODGRANGE DRIVE	SOUTHEND ON SEA	ESSEX	SS1 3QR	O A 0 1	1400
16844	MISS SHARON GOODWIN	HAMBLETON VIEW	SOWERBY ROAD	SOWERBY	THIRSK	YO7 1HU	O A 0 1	2512
16856	MR ROBERT JOHN GORDON	DANDENONGS	BRAINLEY	ALFORD	ABERDEENSHIRE	AB33 8HL	O A 0 1	670
70005370232	MS JANET MARY GOSDEN	23 LICKFOLDS ROAD	ROWLEDGE	FARNHAM	SURREY	GU10 4AF	O A 0 1	1000
16900	MR ROBERT ANGUS GOSMAN	LONGACRES	HARDHORN VILLAGE	POULTON LE FYLDE	LANCASHIRE		O A 0 1	2000
16945	MR GEOFFREY HOWARD GRAHAM	32 HIGHER DRIVE	DAWLISH	DEVON		EX7 0AS	O A 0 1	1535
2144	MRS MARGARET GRAHAM	11 CRAW PARK	BRAMPTON	CUMBRIA		CA8 1UZ	O A 0 1	1009
16963	RICHARD JAMES GRAHAM ESQ	CAERKETTON LEA	DAMHEAD	EDINBURGH		EH10 7DZ	O A 0 1	5000
70004240755	GRANGE NOMINEES LIMITED	PO BOX 115	TRAFALGAR COURT	ADMIRAL PARK	ST PETER POR GUERNSEY	GY1 3EZ	S A 0 1	23000
16999	MR MICHAEL JOHN MORAY GRATTON	7 BRADGATE CLOSE	CUFFLEY	HERTFORDSHIRE		EN6 4RF	O A 0 1	33
17013	MR ANDREW DUNCAN GRAY	4 WHITEHILL GROVE	NEWTON MEARNS	GLASGOW		G77 5DH	O A 0 1	300
17049	MRS SUSAN LINDA GRAY	127 ST ALBANS ROAD	NOTTINGHAM			NG6 0JD	O A 0 1	500
7437	MRS EILEEN JOYCE GREAVES	13 PICKWICK ROAD	POYNTON	STOCKPORT	CHESHIRE	SK12 1LD	O A 0 1	400
17074	MRS MAUREEN GREEN	HILL VIEW	HYLAS LANE	RHUDDLAN	NORTH WALES	LL18 5AG	O A 0 1	149
17098	MR PETER JAMES GREEN	19 FERNDENE	LONGFIELD	KENT		DA3 7HJ	O A 0 1	750
17105	MR ROBERT LESLIE JAMES GREEN	TIVERTON HOUSE	20 MILLANDS LANE	KOLVE	BRIDGWATER SOMERSET	TA5 1EO	O A 0 1	227
17066	MR MALCOLM THOMAS GREENWOOD	33 MANOR FARM MEADOW	EAST LEAKE	LOUGHBOROUGH	LEICESTERSHIRE	LE12 6LL	O A 0 1	486

Account / Name	Address 1	Address 2	Address 3	Address 4	Postcode	Code	Shares
70001414326 GREENWOOD NOMINEES LIMITED	20 MOORGATE	LONDON			EC2R 6DA	S A 0 1	2916
34056 MR ROBIN STUART GREEVES	PICKLE COTTAGE	9 THE GREEN	BRAFIELD ON THE GREEN	NORTHAMPTON	NN7 1BB	O A 0 1	2581
17130 DR LINDA JANE GREGORY	WOODLAND VIEW	45 READES LANE	SONNING COMMON	OXFORDSHIRE	RG4 9LL	O A 0 1	200
6672 MR NOEL GRIFFIN	12 GLENARM SQUARE	DRUMCONDRA	DUBLIN 9	IRELAND		O T 0 1	3000
35547 MRS LUCILLA MARGARET ELIZABETH GRIFFITHS	PENTWYN	RHIWDERIN	NEWPORT	GWENT	NP1 9RQ	O A 0 1	4829
3963 MR MEURIG GRIFFITHS	FRONDEG	LLANDYSUL	DYFED		SA44 4HU	O A 0 1	4800
17166 MRS PAULINE ELIZABETH GRIFFITHS	568 SALISBURY HALL GARDEN	LONDON			E4 8SA	O A 0 1	400
17178 MR WALTER WILLIAM GRIFFITHS	IVY COTTAGE	BRYN HYFRYD	BETHEL	CAERNARFON GWYNEDD	LL55 1UW	O A 0 1	1360
1858 MRS MARLENE RITA GROOME	100 MELIDEN ROAD	PRESTATYN	DENBYS		LL19 8RL	O A 0 1	1000
17209 JUSTIN DOMINIC GROSSE ESQ	6 STILE CLOSE	MULROSE PARK	MULBARTON	NORWICH NORFOLK	NR14 8BH	O A 0 1	2333
17234 MR JONATHAN GRUBB	KEEPERS COTTAGE	CAIRNSMORE ESTATE	PALNURE	NEWTON STEWART	DG8 7BB	O A 0 1	350
17246 MR DAVID KENNETH GRUNDY	FLAT 3	82 HOLLAND PARK	LONDON		W11 3SJ	O A 0 1	1000
17258 MRS JENNIFER GRUTE	12 REDWOOD DRIVE	FAREHAM	HAMPSHIRE		PO16 8TG	O A 0 1	480
8079 MRS PATRICIA KATHLEEN GUEST	12 MARINA APPROACH	YEADING	MIDDLESEX		UB4 9TB	O A 0 1	832
34813 PAUL CHRISTOPHER GUINNESS ESQ	56 FAIRFAX AVENUE	EPSOM			KT17 2QT	O A 0 1	1504
17281 MR RICHARD GULLIVER	61 ALBION WAY	VERWOOD	DORSET		BH31 7LS	O A 0 1	16
7873 MR RICHARD CYRIL GULLIVER	61 ALBION WAY	VERWOOD	DORSET		BH31 7LS	O A 0 1	1000
7100 MR PHILIP EDWARD GUTTERIDGE	23 SHROPSHIRE AVENUE	DERBY	DERBYSHIRE		DE21 6EW	O A 0 1	1380
7821 LESLIE DAVID HADI ESQ	30 HILLCREST AVENUE	EDGEWARE	MIDLESEX HA8 8N2		HA8 8NZ	O A 0 1	4000
17297 MR ROBERT ANTHONY HAFFEGEE	48 ZOAR STREET	MORLEY	W YORKS		LS27 8JD	O A 0 1	411
3602 DR LAURENCE WILLIAM HAGAN	THE WALNUTS	PINKNEYS DRIVE	PINKNEYS GREEN	MAIDENHEAD BERKSHIRE	SL6 6QD	O A 0 1	19250
70001643254 KALB NOMINEES LIMITED	33 GREAT CHARLES STREET	BIRMINGHAM			B3 3JN	S A 0 1	3300
70001587212 KALB NOMINEES LIMITED	33 GREAT CHARLES STREET	BIRMINGHAM			B3 3JN	S A 0 1	10900
70002590494 KALB NOMINEES LIMITED	33 GREAT CHARLES STREET	BIRMINGHAM			B3 3JN	S A 0 1	7630
1885 KALEWOOD SHOES LIMITED	PARCAU FARM	COLWINSTONE	COWBRIDGE	SOUTH GLAMORGAN	CF7 7NL	O A 0 1	10000
35350 MR HASAN HAJIL	24 PORTSDOWN AVENUE	LONDON			NW11 0NG	O A 0 1	5000
17338 MR DUNCAN FRANCIS HALL	8 IVY CHIMNEYS	EPPING	ESSEX		CM16 4EL	O A 0 1	582
4385 MR MOHAMMAD HAMID	5 KING STREET	BURTON-ON-TRENT	STAFFORDSHIRE		DE14 3AE	O A 0 1	621
17390 MRS BARBARA HAMILTON	1 HOLMESIDE	LISVANE	CARDIFF		CF4 5RX	O A 0 1	200
28331 MRS VENETIA ELIZABETH	ROWAN-HJ	BELL HOUSE	BRAUGHING	NR WARE	HERTS	SG11 2NT	O A 0 1	1489
3690 SHALOM HAMOU ESQ	220 SYDNEY ROAD	MUSWELL HILL	LONDON		N10 2RS	O A 0 1	5830
2251 MRS HELEN JOYCE HANLEY	DUNROAMIN	59 MAIN STREET	MULLYBRITT	ENNISKILLEN CO FERMANAGH	BT94 5ER	O A 0 1	1000
70005550174 HANOVER NOMINEES LIMITED	JP MORGAN CHASE	CHASESIDE	BOURNEMOUTH	DORSET	BH7 7DA	S A 0 1	11129
2709 MR ISMAUL HAQUE	4 CARPENTER HOUSE	BURGESS STREET	LONDON		E14 7EB	O A 0 1	500
17503 MISS MARY BRIDGET HARBURY	62 EAST AVENUE	BOURNEMOUTH			BH9 7DD	O A 0 1	2222
2423 MR ROBERT HARDCASTLE	6 EYAM WOODLANDS	GRINDLEFORD	HOPE VALLEY	DERBYSHIRE	S32 2HF	O A 0 1	2253
17515 MR CYRIL IVAN HARDEN	1 FOSSETT WAY	WEYMOUTH	DORSET		DT4 9HD	O A 0 1	2721
17527 MR MICHAEL ROLAND HARDEN	61 MELLSTOCK AVENUE	DORCHESTER	DORSET		DT1 2DG	O A 0 1	210
17552 MR RALPH HARDING	GREENHAVEN	SHOP LANE	LECKHAMPSTEAD	NEWBURY BERKS	RG20 8QG	O A 0 1	562
17564 STEPHEN RALPH HARDING ESQ	68 OAKLEY ROAD	CAVERSHAM	READING	BERKSHIRE	RG4 7RN	O A 0 1	510
5403 MATTHEW PETER HARDWICK ESQ	92 ALBANY WALK	WOODSTON	PETERBOROUGH	CAMBS	PE2 9JW	O A 0 1	398
862 EXORS OF PETER HARDY DECEASED	82 CLEVELAND STREET	DONCASTER	SOUTH YORKSHIRE		DN1 3DR	I A 0 1	1720
70003649974 HARGREAVE HALE NOMINEES LIMITED	MARSDEN HOUSE	4-10 SPRINGFIELD ROAD	BLACKPOOL	LANCASHIRE	FY1 1QW	S A 0 1	21600
70004340061 HARGREAVE HALE NOMINEES LIMITED	MARSDEN HOUSE	4-10 SPRINGFIELD ROAD	BLACKPOOL	LANCASHIRE	FY1 1QW	S A 0 1	200000
70004866546 HARGREAVE HALE NOMINEES LIMITED	MARSDEN HOUSE	4-10 SPRINGFIELD ROAD	BLACKPOOL	LANCASHIRE	FY1 1QW	S A 0 1	25000
70004700451 HARGREAVES LANSDOWN (NOMINEES)	LIMITED	KENDAL HOUSE	4 BRIGHTON MEWS	CLIFTON	BRISTOL	BS8 2NX	S A 0 1	141758
70004597224 HARGREAVES LANSDOWN (NOMINEES)	LIMITED	KENDAL HOUSE	4 BRIGHTON MEWS	CLIFTON	BRISTOL	BS8 2NX	S A 0 1	160415
70002811809 HARGREAVES LANSDOWN (NOMINEES)	LIMITED	KENDAL HOUSE	4 BRIGHTON MEWS	CLIFTON	BRISTOL	BS8 2NX	S A 0 1	11343
70001761523 HARGREAVES LANSDOWN (NOMINEES)	LIMITED	KENDAL HOUSE	4 BRIGHTON MEWS	CLIFTON	BRISTOL	BS8 2NX	S A 0 1	107899
70001843968 HARGREAVES LANSDOWN (NOMINEES)	LIMITED	KENDAL HOUSE	4 BRIGHTON MEWS	CLIFTON	BRISTOL	BS8 2NX	S A 0 1	21581
70003744053 HARGREAVES LANSDOWN (NOMINEES)	LIMITED	KENDAL HOUSE	4 BRIGHTON MEWS	CLIFTON	BRISTOL	BS8 2NX	S A 0 1	90728
70001914039 HARGREAVES LANSDOWN (NOMINEES)	LIMITED	KENDAL HOUSE	4 BRIGHTON MEWS	CLIFTON	BRISTOL	BS8 2NX	O A 0 1	49458
34205 THOMAS HOWARD HARKER ESQ	PUDDING CAKE END	PUDDING CAKE LANE	ROLVENDEN	KENT	TN17 4JS	O A 0 1	50000
3337 ROBERT STEPHEN HARLEY ESQ	101 CLYDE STREET	CARLUKE	STRATHCLYDE		ML8 5BG	O A 0 1	244
17607 MR CHRISTOPHER JOHN DAVID HARMSHAW	FARNDALE	37 STEEP LANE	FINDON	WEST SUSSEX	BN14 0UE	O A 0 1	843
17519 MRS JEAN HARPER	45 THE RIDGEWAY	FETCHAM	LEATHERHEAD	SURREY	KT22 9BE	O A 0 1	2450
17520 MR NEIL GEORGE HARPER	FLAT 1	THE GOLDSMITHS HOUSE	50 HOUGH GREEN	CHESTER	CH4 8JQ	O A 0 1	450
17844 DR PAUL HARPER	21 HIGHLANDS LANE	CHALFONT ST PETER	BUCKS		SL9 0QL	O A 0 1	1071
8544 PETER HARRIS ESQ	GREAT NORTH BARN	HAMSEY	LEWES	EAST SUSSEX	BN8 5TB	O A 0 1	32000
34837 MR RALPH STEPHEN HARRIS	OLD TILES	WESTWOOD ROAD	WINDLESHAM	SURREY	GU20 6NB	O A 0 1	12000
17595 MR PAUL JAMES HARRISON	33 ASHBURY DRIVE	BLACKWATER	CAMBERLEY	SURREY	GU17 9HH	O A 0 1	1076
17724 MR KENNETH KNIGHTON HART	76 PLANTATION ROAD	POOLE	DORSET		BH17 8LP	O A 0 1	2721
35754 SAMUEL WILLIAM HART ESQ	25 SUTTON DRIVE	CULLINGWORTH	BRADFORD	WEST YORKSHIRE	BD13 5BQ	O A 0 1	1000
34294 MR RICHARD CHARLES HARTFORD	39 BROOKFIELD AVENUE	NETTLEHAM	LINCOLN		LN2 2TB	O A 0 1	2000
17751 MR LESLIE HARVEY	23 ESHER STREET	MIDDLESBOROUGH	CLEVELAND		TS1 3EN	O A 0 1	486
17763 MRS MARGARET HARVEY	PINMILL	5 HOWEY LANE	FRODSHAM	CHESHIRE	WA6 6AB	O A 0 1	700
17775 MR MARTIN HARVEY	1 SCALBY ROAD	SOUTHMINSTER	ESSEX		CM0 7BP	O A 0 1	500
17787 MICHAEL GODFREY HARVEY ESQ	86 TYCEHURST HILL	LOUGHTON	ESSEX		IG10 1DA	O A 0 1	5230
34034 MR PETER WILLIAM HARVEY	25 WAVELL AVENUE	COLCHESTER	ESSEX		CO2 7HR	O A 0 1	2503
15741 MISS KAREN FENNEL-HASTINGS	59 ROATH COURT ROAD	CARDIFF			CF2 3SF	O A 0 1	500
17843 ERIC JOHN HATHWAY ESQ	BROOMHILL FARM	ANGLE	PEMBROKE	DYFED	SA71 5AH	O A 0 1	4679
17855 MR ALEXANDER WAYNE HAUSEN	FOREST RISE	ROMSEY ROAD	CADNAM	SOUTHAMPTON	SO40 2NN	O A 0 1	1000
17879 MARTYN KENNETH HAVERCROFT ESQ	SCHOOL LANE	WEST BUTTERWICK	SCUNTHORPE	NORTH LINCOLNSHIRE	DN17 3LB	O A 0 1	2800
17880 MRS GILLIAN MARJORIE HAWKE	MOUNCEY	POLGOOTH	ST. AUSTELL	CORNWALL	PL26 7AZ	O A 0 1	6443
70004791913 DR PELHAM NIGEL HAWKER	THE DOVE HOUSE	RECTORY LANE	FOWLMERE	ROYSTON	SG8 7TJ	O A 0 1	1000
17923 MR STEVEN JAMES HAWKIN	14 LEONARDS CLOSE	EDGCOTT	AYLESBURY	BUCKINGHAMSHIRE	HP18 0TZ	O A 0 1	2200
17959 MR JOHN HAWTHORNE	18 WEST FAIRHOLM STREET	LARKHALL			ML9 1DE	O A 0 1	1868
6194 SIMON TIMOTHY HAYCOX ESQ	59 WORCESTER DRIVE	DIDCOT	OXFORDSHIRE		OX11 8UN	O A 0 1	677
17996 JOHN FRANCIS RICHARD HAYES ESQ	40 WEST LANE	PIRTON	HITCHIN	HERTS	SG5 3QP	O A 0 1	835
18010 MR DAVID LESLIE HAYFIELD	ROOM 8	107 PRINCESS ROAD	POOLE	DORSET	BH12 1BQ	O A 0 1	2000
18034 MR KEVIN PETER HAYTON	6 CLAIFE CLOSE	WINDERMERE	CUMBRIA		LA23 2LL	O A 0 1	19448
16058 LEWIS JOHN HAYWARD ESQ	SALISBURY HILL COTTAGE	SUTTON	MARKET DRAYTON	SHROPSHIRE	TF9 2HX	O A 0 1	100
18114 MR ERIC MERSON HAZELL	129 CAPSTONE ROAD	DOWNHAM	BROMLEY	KENT	BR1 5NG	O A 0 1	25433
18126 STEPHEN JOHN HEAD ESQ	50 ANGLESEY CLOSE	ASHFORD	MIDDLESEX		TW15 2JQ	O A 0 1	1718
18136 MR DAVID HEALEY	10 WILLOW CRESCENT EAST	DENHAM	UXBRIDGE	MIDDLESEX	UB9 4AP	O A 0 1	500
930 MISS PATRICIA MARGARET HEALY	SUNBRAE	30 BANK CRESCENT	LEDBURY	HEREFORDSHIRE	HR8 1AD	O A 0 1	727
16165 MR MICHAEL CLIFFTON HEANES	149 CHAPELGATE	SUTTON ST JAMES	SPALDING	LINCS	PE12 0EF	O A 0 1	717
2987 BRUCE SCOTT HEARN ESQ	75 TULLOCH TERRACE	PERTH			PH1 2PJ	O A 0 1	2272
6241 MR TIM HEARN	15A DEANFIELD AVENUE	HENLEY-ON-THAMES	OXFORDSHIRE		RG9 1UE	O A 0 1	1123
18177 MR FRANCIS EDWARD GEORGE HEATH	31 WHITGIFT AVENUE	SOUTH CROYDON	SURREY		CR2 6AZ	O A 0 1	1000
18180 PETER ANTHONY GEORGE HEATH ESQ	1 TENNYSON ROAD	LEYTON	LONDON		E10 5JS	O A 0 1	4783
6446 THOMAS HEATH ESQ	10 CLIFTON AVENUE	SHEFFIELD			S9 4BA	O A 0 1	3800
18206 MR SUBHASH HEER	114 KING EDWARD ROAD	COVENTRY	WEST MIDLANDS		CV1 5BJ	O A 0 1	56
18221 HELICAL TECHNOLOGY LIMITED	DOCK ROAD	LYTHAM	LANCS		FY8 5AJ	S A 0 1	6000
631 MR STAFFORD GEORGE HEMANS	132 TENNYSON ROAD	STRATFORD	LONDON		E15 4DS	O A 0 1	458
512 MRS BETHAN HENDERSON	WINDSHOTT	OSBOURNE ST GEORGE	MARLBOROUGH	WILTSHIRE	SN8 1TA	O A 0 1	18398
70001840466 NEIL RICHARD HENDERSON ESQ	8 SOUTH BEND	GOSFORTH	NEWCASTLE UPON TYNE		NE3 5TR	O A 0 1	1000
70005259995 RAYMOND HENDERSON ESQ	23 THE CRESCENT	BENTON	NEWCASTLE UPON TYNE		NE7 7ST	O A 0 1	100
18294 JOLYON MICHAEL HENNINGS ESQ	2 SETON DRIVE	FORDS FARM	CALCOT	BERKS	RG31 7YF	O A 0 1	394
5226 MR GRAHAM HEWITT	33 WOODLANDS PARKWAY	TIMPERLEY	ALTRINCHAM	CHESHIRE	WA15 7QT	O A 0 1	1000
18340 MR RONALD HEYS	SWEETCLOUGH HOUSE	BAXENDALE	ACCRINGTON		BB6 2RS	O A 0 1	500
18384 DAVID S HEYWOOD ESQ	'COURTIL DE RIOEAUX'	LES GRANDES LANDES	ST SAVIOURS	GUERNSEY CHANNEL ISLES		O A 0 1	3822
70003205502 PETER DRUMMOND HIDDLESTON ESQ	28 DRUMLANRIG STREET	THORNHILL	DUMFRIESSHIRE		DG3 5LL	O A 0 1	4700
18420 MRS ELIZABETH ANGELA HIGGINS	SUMMER PLACE	LONGRIDGE	SHEEPSCOMBE	GLOUCESTERSHIRE	GL6 7QT	O A 0 1	2849
4346 MR JAMES ALLAN HIGGINS	14 AUCHENBOTHIE GARDENS	KILMACOLM	RENFREWSHIRE		PA13 4SQ	O A 0 1	10000
18444 ROBERT ALFRED HILDITCH ESQ	32 YEARLING CLOSE	GREAT AMWELL	HERTS		SG12 9XP	O A 0 1	3700
18455 MRS AGNES FAIRGRIEVE HILL	23 THE MALTINGS	KINGS LANGLEY	HERTS		WD4 8QL	O A 0 1	500
3493 MS ANN CHRISTINE HILL	LA RUE DU CATEL	CATEL COTTAGE	TRINITY	JERSEY	JE3 5HA	O A 0 1	9655
7927 MR ROBERT LESLIE ROWLAND HILL	157 GILDERS ROAD	CHESSINGTON	SURREY		KT9 2EB	O A 0 1	1000
35300 SHAUN PETER HILL ESQ	3 FINLAY CLOSE	FAVERSHAM	KENT		ME13 7SH	O A 0 1	1200
18548 STEPHEN MICHAEL HIRST	BACHELAKERSTRASSE 16	8132 MINTEREGG	SWITZERLAND			O T 0 1	5443
18575 MR FRANK MICHAEL HODDER	EIGER HOUSE	PRIMROSE LANE	YEOVIL	SOMERSET	BA21 5SH	O A 0 1	2000
36091 MRS PAMELA HODGES	6 HURST ROAD	WALTHAMSTOW	LONDON		E17 3GL	O A 0 1	500
18543 MR REGINALD JOHN HOLE	DEEPDALE	FILBY LANE	ORMESBY ST MARGARET	GREAT YARMO NORFOLK	NR29 3JR	O A 0 1	3537
70001073534 JOHN HOLLIER ESQ	RICHMOND HOUSE	6 ALBION WAY	ORAMS MOUNT	WINCHESTER HAMPSHIRE	SO22 5BT	O A 0 1	2333
18979 MRS CATHERINE JOYCE HOLLINSHEAD	7 ST JAMES COURT	AUDLEY	STOKE-ON-TRENT	STAFFORDSHIRE	ST7 8DZ	O A 0 1	2500
35144 MR PATRICK HOLLYWOOD	3 ROSTREVOR ROAD	WARRENPOINT	NEWRY	CO DOWN	BT34 3RT	O A 0 1	25000
15711 MRS COLETTE HOLMES	19 ST PETERS ROAD	HARBORNE	BIRMINGHAM	ENGLAND	B17 0AT	O A 0 1	1000
4756 MR DAVID JOHN HOLMES	COPPERFIELD	HIGHER RAMSGREAVE ROAD	RAMSGREAVE	BLACKBURN	BB1 9DJ	O A 0 1	4083
18725 MR IAN ROBERT HOLTUM	92 LOFTING ROAD	LONDON			N1 1JB	O A 0 1	11055
18735 RICHARD WILLIAM HOMER ESQ	WILLOWSMERE	UTTOXETER ROAD	STONE	STAFFS	ST15 8RZ	O A 0 1	1750
294 MR BRYAN DOUGLAS HONEY	8 WINSTON DRIVE	STOKE DABERNON	COBHAM	SURREY	KT11 3BS	O A 0 1	816
35375 MR BRIAN HOOD	21 BRADSHAW HALL DRIVE	BOLTON	LANCS		BL2 4NY	O A 0 1	3000
18799 MR MICHAEL BRUCE HOOK	29 GEORGE ROAD	FARNCOMBE	SURREY		GU7 3LS	O A 0 1	271
18760 MILES RICHARD HOOKER ESQ	CHESTNUT COTTAGE	2 CHESTNUT CLOSE	OLTON	SOLIHULL WEST MIDS	B92 7DS	O A 0 1	1000
18772 RAYMOND JOHN HOOPER ESQ	QUENDALE	OLD BORE ROAD	AIRDRIE	SCOTLAND	ML6 7AQ	O A 0 1	300
18784 STEPHEN LESTER HOPKINS ESQ	COOMBE EDGE	MAYNE LANE	WILMINGTON	DEVON	EX14 9JY	O A 0 1	250
18798 MR FREDERICK AISTON HOPPER	5 HALES CLOSE	COTGRAVE	NOTTINGHAM		NG12 3HW	O A 0 1	2333
18801 MRS MIRIAM KATHLEEN HOPPER	5 HALES CLOSE	COTGRAVE	NOTTINGHAM		NG12 3HW	O A 0 1	2333
18813 MRS EILISH MARY HORN	TY SYCAMOR	STATION ROAD	LLANGYNWYD	MAESTEG BRIDGEND	CF34 9TF	O A 0 1	716
18888 MRS PATRICIA HOUGH	30 CLIFTON ROAD	RUNCORN	CHESHIRE		WA7 4SZ	O A 0 1	1200
18874 MR JOSEPH HOUGHTON	UNDER BURY	108 WHITE COURT	ULEY	GLOUCESTERSHIRE	GL11 5TG	O A 0 1	1000
3871 MR ANTHONY LAWRENCE HOULIHAN	1 HEATHER BROW	ENTRANCE 5 BROOM HILL	CLAUGHTON VILLAGE	BIRKENHEAD WIRRAL	CH43 6TB	O A 0 1	1611
35435 MR GARY HOULT	14 PEATBURN AVENUE	HEANOR	DERBYSHIRE		DE75 7RL	O A 0 1	12000
16917 MRS JANE IRENE HOWARD	NOCTON RISE	LINCOLN			LN4 2AF	O A 0 1	05531
18930 MR MARTYN HOWARD	CARNAGHAEL HOSTLE	LOCHYBRIDGE	FORT WILLIAM	SCOTLAND	PH33 7NE	O A 0 1	1751
18942 STEPHEN CUNLIFFE HOWARD ESQ	71 COTON ROAD	GRANTCHESTER	CAMBRIDGE		CB3 9NT	O A 0 1	2000
70003191799 CHRISTOPHER JOHN CHARLES HOWARTH	ESQ	RADCLIVE MANOR	BUCKINGHAM		MK18 4AB	O A 0 1	2130

18954 MR ANDREW MALCOLM HOWE		48 HORSEGUARDS DRIVE	MAIDENHEAD	BERKSHIRE				SL6 1XL	0 A 0 1	684
2343 MR GEOFFREY HOWELL		16 HARVEST COURT	ST IVES	CAMBS				PE27 5QZ	0 A 0 1	2000
18986 MR GRAHAM HOWELLS		UPPER GWERNERIN	LLANDINAM	POWYS				SY17 5BG	0 A 0 1	212
2758 MR PAUL JAMES HOWEY		MOORSIDE	NORTHEND	LONGFRAMLINGTON	MORPETH			NE66 8EP	0 A 0 1	2500
18981 RICHARD MARTIN HOWSE ESQ		GALDONAGH	40 DALCHARN	BETTY HILL	SUTHERLAND			KW14 7SG	0 A 0 1	1088
70004787421 HSBC CLIENT HOLDINGS NOMINEE (UK)	LIMITED	MARINER HOUSE	PEPYS STREET	LONDON				EC3N 4DA	S A 0 1	475600
70001120701 HSBC GLOBAL CUSTODY NOMINEE (UK)	LIMITED	MARINER HOUSE	PEPYS STREET	LONDON				EC3N 4DA	S A 0 1	5585400
70001120726 HSBC GLOBAL CUSTODY NOMINEE (UK)	LIMITED	MARINER HOUSE	PEPYS STREET	LONDON				EC3N 4DA	S A 0 1	291966
70001121138 HSBC GLOBAL CUSTODY NOMINEE (UK)	LIMITED	MARINER HOUSE	PEPYS STREET	LONDON				EC3N 4DA	S A 0 1	88065
70000055649 HSBC GLOBAL CUSTODY NOMINEE (UK)	LIMITED	MARINER HOUSE	PEPYS STREET	LONDON				EC3N 4DA	S A 0 1	3500
70000036979 HSBC GLOBAL CUSTODY NOMINEE (UK)	LIMITED	MARINER HOUSE	PEPYS STREET	LONDON				EC3N 4DA	S A 0 1	20000
70000005869 HSBC GLOBAL CUSTODY NOMINEE (UK)	LIMITED	MARINER HOUSE	PEPYS STREET	LONDON				EC3N 4DA	S A 0 1	250199
70000914493 HSBC GLOBAL CUSTODY NOMINEE (UK)	LIMITED	MARINER HOUSE	PEPYS STREET	LONDON				EC3N 4DA	S A 0 1	12000
70000065607 HSBC GLOBAL CUSTODY NOMINEE (UK)	LIMITED	MARINER HOUSE	PEPYS STREET	LONDON				EC3N 4DA	S A 0 1	3428
70000050089 HSBC GLOBAL CUSTODY NOMINEE (UK)	LIMITED	MARINER HOUSE	PEPYS STREET	LONDON				EC3N 4DA	S A 0 1	2333
70000058114 HSBC GLOBAL CUSTODY NOMINEE (UK)	LIMITED	MARINER HOUSE	PEPYS STREET	LONDON				EC3N 4DA	S A 0 1	403000
70000059127 HSBC GLOBAL CUSTODY NOMINEE (UK)	LIMITED	MARINER HOUSE	PEPYS STREET	LONDON				EC3N 4DA	S A 0 1	17500
70000013842 HSBC GLOBAL CUSTODY NOMINEE (UK)	LIMITED	MARINER HOUSE	PEPYS STREET	LONDON				EC3N 4DA	S A 0 1	217750
70000062209 HSBC GLOBAL CUSTODY NOMINEE (UK)	LIMITED	MARINER HOUSE	PEPYS STREET	LONDON				EC3N 4DA	S A 0 1	5488
70000069006 HSBC GLOBAL CUSTODY NOMINEE (UK)	LIMITED	MARINER HOUSE	PEPYS STREET	LONDON				EC3N 4DA	S A 0 1	958834
70000035506 HSBC GLOBAL CUSTODY NOMINEE (UK)	LIMITED	MARINER HOUSE	PEPYS STREET	LONDON				EC3N 4DA	S A 0 1	800
70000112850 HSBC GLOBAL CUSTODY NOMINEE (UK)	LIMITED	MARINER HOUSE	PEPYS STREET	LONDON				EC3N 4DA	S A 0 1	995000
70000667247 HSBC GLOBAL CUSTODY NOMINEE (UK)	LIMITED	MARINER HOUSE	PEPYS STREET	LONDON				EC3N 4DA	S A 0 1	88383
70001342679 HSBC GLOBAL CUSTODY NOMINEE (UK)	LIMITED	MARINER HOUSE	PEPYS STREET	LONDON				EC3N 4DA	S A 0 1	11000
70001342679 HSBC GLOBAL CUSTODY NOMINEE (UK)	LIMITED	MARINER HOUSE	PEPYS STREET	LONDON				EC3N 4DA	S A 0 1	28000
70001193116 HSBC GLOBAL CUSTODY NOMINEE (UK)	LIMITED	MARINER HOUSE	PEPYS STREET	LONDON				EC3N 4DA	S A 0 1	5921225
70001207036 HSBC GLOBAL CUSTODY NOMINEE (UK)	LIMITED	MARINER HOUSE	PEPYS STREET	LONDON				EC3N 4DA	S A 0 1	97943
70001253434 HSBC GLOBAL CUSTODY NOMINEE (UK)	LIMITED	MARINER HOUSE	PEPYS STREET	LONDON				EC3N 4DA	S A 0 1	1000
70001409120 HSBC GLOBAL CUSTODY NOMINEE (UK)	LIMITED	MARINER HOUSE	PEPYS STREET	LONDON				EC3N 4DA	S A 0 1	57028594
70003201704 HSBC GLOBAL CUSTODY NOMINEE (UK)	LIMITED	MARINER HOUSE	PEPYS STREET	LONDON				EC3N 4DA	S A 0 1	28810
70001164886 HSBC GLOBAL CUSTODY NOMINEE (UK)	LIMITED	MARINER HOUSE	PEPYS STREET	LONDON				EC3N 4DA	S A 0 1	44084
70001282229 HSBC GLOBAL CUSTODY NOMINEE (UK)	LIMITED	MARINER HOUSE	PEPYS STREET	LONDON				EC3N 4DA	S A 0 1	24828
70001560048 HSBC GLOBAL CUSTODY NOMINEE (UK)	LIMITED	MARINER HOUSE	PEPYS STREET	LONDON				EC3N 4DA	S A 0 1	2507
70001909759 HSBC GLOBAL CUSTODY NOMINEE (UK)	LIMITED	MARINER HOUSE	PEPYS STREET	LONDON				EC3N 4DA	S A 0 1	45367
70002889275 HSBC GLOBAL CUSTODY NOMINEE (UK)	LIMITED	MARINER HOUSE	PEPYS STREET	LONDON				EC3N 4DA	S A 0 1	291000
70002798351 HSBC GLOBAL CUSTODY NOMINEE (UK)	LIMITED	MARINER HOUSE	PEPYS STREET	LONDON				EC3N 4DA	S A 0 1	872289
70003143073 HSBC GLOBAL CUSTODY NOMINEE (UK)	LIMITED	MARINER HOUSE	PEPYS STREET	LONDON				EC3N 4DA	S A 0 1	35500
70003143097 HSBC GLOBAL CUSTODY NOMINEE (UK)	LIMITED	MARINER HOUSE	PEPYS STREET	LONDON				EC3N 4DA	S A 0 1	20000
70003281823 HSBC GLOBAL CUSTODY NOMINEE (UK)	LIMITED	MARINER HOUSE	PEPYS STREET	LONDON				EC3N 4DA	S A 0 1	1300
70003764746 HSBC GLOBAL CUSTODY NOMINEE (UK)	LIMITED	MARINER HOUSE	PEPYS STREET	LONDON				EC3N 4DA	S A 0 1	1750
70004088706 HSBC GLOBAL CUSTODY NOMINEE (UK)	LIMITED	MARINER HOUSE	PEPYS STREET	LONDON				EC3N 4DA	S A 0 1	22333
70004322984 HSBC GLOBAL CUSTODY NOMINEE (UK)	LIMITED	MARINER HOUSE	PEPYS STREET	LONDON				EC3N 4DA	S A 0 1	910650
70004644561 HSBC GLOBAL CUSTODY NOMINEE (UK)	LIMITED	MARINER HOUSE	PEPYS STREET	LONDON				EC3N 4DA	S A 0 1	9300
70004678826 HSBC GLOBAL CUSTODY NOMINEE (UK)	LIMITED	MARINER HOUSE	PEPYS STREET	LONDON				EC3N 4DA	S A 0 1	14532
70005092277 HSBC GLOBAL CUSTODY NOMINEE (UK)	LIMITED	MARINER HOUSE	PEPYS STREET	LONDON				EC3N 4DA	S A 0 1	45000
70000439155 HSBC GLOBAL CUSTODY NOMINEE (UK)	LIMITED	MARINER HOUSE	PEPYS STREET	LONDON				EC3N 4DA	S A 0 1	53935
70005538416 HSBC GLOBAL CUSTODY NOMINEE (UK)	LIMITED	MARINER HOUSE	PEPYS STREET	LONDON				EC3N 4DA	S A 0 1	84000
70000058141 HSBC MARKING NAME NOMINEE (UK)	LIMITED	MARINER HOUSE	PEPYS STREET	LONDON				EC3N 4DA	S A 0 1	5833
70001397957 HSDL NOMINEES LIMITED		TRINITY ROAD	HALIFAX					HX1 2RG	S A 0 1	870533
70001639832 HSDL NOMINEES LIMITED		TRINITY ROAD	HALIFAX					HX1 2RG	S A 0 1	158889
70001642864 HSDL NOMINEES LIMITED		TRINITY ROAD	HALIFAX					HX1 2RG	S A 0 1	27945
70004573339 HSDL NOMINEES LIMITED		TRINITY ROAD	HALIFAX					HX1 2RG	S A 0 1	10478
70004382607 HSDL NOMINEES LIMITED		TRINITY ROAD	HALIFAX					HX1 2RG	S A 0 1	140491
432 MR ALAN NORMAN HUDSON		57 TYERSAL ROAD	BRADFORD	W YORKSHIRE				BD4 8ES	0 A 0 1	2777
1268 ANDREW DISNEY HUDSON ESQ		20 TRINITY AVENUE	NORTHAMPTON					NN2 8JN	0 A 0 1	2170
5394 STEPHEN HUDSON ESQ		22 BRIAR CLOSE	SOUTH HYKEHAM	LINCOLN				LN6 9UE	0 A 0 1	1954
19033 MRS VALERIE CHRISTINE HUGGINS		196 CARR MANOR ROAD	LEEDS					LS17 5DW	0 A 0 1	200
1790 MR DONALD HUGHES		5 GLANMOR PARK ROAD	SKETTY	SWANSEA	WEST GLAM			SA2 0OG	0 A 0 1	10588
19069 DR HELEN PATRICIA HUGHES		NANT Y GRAEAN FARM	HENDURNPIKE	TREGARTH	BANGOR	GWYNEDD		LL57 4NN	0 A 0 1	431
7462 MICHAEL THOMAS HUGHES ESQ		5 CEDAR WALK	WELWYN GARDEN CITY					AL7 1HD	0 A 0 1	2000
70004282210 MS SARAH ANNE HUGHES		2 JACK STRAWS LANE	HEADINGTON	OXFORD	OXFORDSHIRE			OX3 0DL	0 A 0 1	4777
3024 MR ANTHONY HULMES		26 THISTLEY HOUGH	STOKE ON TRENT	STAFFS				ST4 5HU	0 A 0 1	2000
19082 MR PAUL MARTIN HUNT		FLAT 3, 17	SNOWDON ROAD	BOURNEMOUTH	DORSET			BH4 9HL	0 A 0 1	370
19127 MRS PATRICIA ANNE HUNTER		68 UPTON PARK	UPTON	CHESTER	CHESHIRE			CH2 1DD	0 A 0 1	466
19139 MRS VICTORIA LESLEY HUNTON		4 ORCHARD-LEIGH	NEWCASTLE UPON TYNE	TYNE AND WEAR				NE157XH	0 A 0 1	500
6555 MR SYED MOTAHERUL HUQ		FLAT 6/11 KEMPTON COURT	2 DURWARD STREET	LONDON				E1 5DD	0 A 0 1	4666
19152 MR TERENCE HURLEY		36 AVONDALE ROAD	BROMLEY	KENT				BR1 4EP	0 A 0 1	1000
19176 MRS PAULINE JENNIFER HUSEYIN		100 GRANTLEY STREET	LONDON					E1 4BT	0 A 0 1	400
19188 MR KAMAL ASHRAF HUSSAIN		55 SUMMERLANDS AVENUE	LONDON					W3 6EW	0 A 0 1	384
70001857106 MR CHRISTOPHER JOHN HYDER		4 GLEBE AVENUE	WESTERHAM	KENT				TN16 1BH	0 A 0 1	5000
70000272723 IDEALING NOMINEES LIMITED		114 MIDDLESEX STREET	LONDON					E1 7HY	S A 0 1	155500
70003094333 IDEALING NOMINEES LIMITED		114 MIDDLESEX STREET	LONDON					E1 7HY	S A 0 1	194214
70003676810 IDEALING NOMINEES LIMITED		114 MIDDLESEX STREET	LONDON					E1 7HY	S A 0 1	7000
19232 INDUSTRIAL DESIGN AND FINANCE LTD		21 CLIFFORD GROVE	ASHFORD	MIDDLESEX				TW15 2JS	6 A 0 1	50000
19244 MR DAVID ROBERT INGER		56 INGHAM ROAD	BULWELL	NOTTINGHAM	NOTTINGHAMSHIRE			NG6 9QS	0 A 0 1	233
19271 MR DAVID ALEXANDER INGLIS		CHERRYBANK	WEST BANK ROAD	ARDRISHAIG	ARGYLL			PA30 8HB	0 A 0 1	1633
19295 MR JOHN ALISTAIR INKSTER		BON ABRI	HAMNAVOE	SHETLAND				ZE2 9LA	0 A 0 1	2333
19300 MRS WILDA INKSTER		BON ABRI	HAMNAVOE	SHETLAND				ZE2 9LA	0 A 0 1	1178
70001651097 INVESTMENT ADMINISTRATION NOMINEES	LIMITED	CLOCKHOUSE	DOGFLUD WAY	FARNHAM	SURREY			GU9 7UL	0 A 0 1	1800
19324 MR JOHN RUSSELL IRONS		19 JONATHAN DRIVE	WINTHORPE	SKEGNESS	LINCOLNSHIRE			PE25 1RR	0 A 0 1	2333
70003742850 DUNCAN ALEXANDER JOHN IRVINE ESQ		321 NORTH DRYBURGH ROAD	WISHAW	LANARKSHIRE				ML2 7HW	0 A 0 1	1800
19336 MR ROBERT FRASER IRVING		58 CHARBOROUGH CLOSE	LYTCHETT MATRAVERS	DORSET				BH16 6DH	0 A 0 1	350
70001501006 ISI NOMINEES LIMITED		10TH FLOOR	TEMPLE COURT	11 QUEEN VICTORIA ST	LONDON			EC4N 4TJ	S A 0 1	41000
36183 MR FOYSOL ISLAM		513 COMMERCIAL ROAD	LONDON					E1 0HQ	0 A 0 1	40
7810 MISS RAZIYA ISMAIL		36 MAYNARD ROAD	LEICESTER	LEICS				LE2 0AN	0 A 0 1	5000
19075 MRS HAZEL ANNE JACKSON		VINE HOUSE	HIGH STREET	BRAMLEY	GUILDFORD	SURREY		GU5 0HB	0 A 0 1	500
19387 JOHN ANDREW JACKSON ESQ		17 CROSSFIELDS ROAD	HALE	CHESHIRE					0 A 0 1	15470
19390 MRS LILIAN MAUREEN JACKSON		92 STATION ROAD	SCUNTHORPE	NORTH LINCOLNSHIRE				DN16 6RO	0 A 0 1	1769
19404 STUART DEAN JACKSON ESQ		14 WESTBROOK DRIVE	RAINWORTH	MANSFIELD	NOTTS			NG21 0FD	0 A 0 1	8166
1504 MR FRANK DENNIS JACOB		10 ASH HILL ROAD	NEWPORT PAGNELL	BUCKINGHAMSHIRE				MK16 8BS	0 A 0 1	2916
19426 MRS SUSAN LESLIE JAGGERS		TOPFARM WEST END ROAD	KEMPSTON	BEDFORD				MK43 8RU	0 A 0 1	482
35040 MR SUNIL DUTT JALOTA		101 STANLEY ROAD	TEDDINGTON	MIDDLESEX				TW11 8UB	0 A 0 1	5000
70001890107 JAMES BREARLEY CREST NOMINEES	LIMITED	PO BOX 34	56-60 CAUNCE STREET	BLACKPOOL				FY1 3DQ	S A 0 1	11038
70001242134 JAMES BREARLEY CREST NOMINEES	LIMITED	PO BOX 34	56-60 CAUNCE STREET	BLACKPOOL				FY1 3DQ	S A 0 1	320052
70000010840 JAMES BREARLEY CREST NOMINEES	LIMITED	PO BOX 34	56-60 CAUNCE STREET	BLACKPOOL				FY1 3DQ	S A 0 1	2500
70002168155 JAMES BREARLEY CREST NOMINEES	LIMITED	PO BOX 34	56-60 CAUNCE STREET	BLACKPOOL				FY1 3DQ	S A 0 1	15384
70000007869 JAMES CAPEL (NOMINEES) LIMITED		HSBC BANK PLC	8 CANADA SQUARE	LONDON				E14 5HQ	S A 0 1	70528
70000004605 JAMES CAPEL (NOMINEES) LIMITED		HSBC BANK PLC	8 CANADA SQUARE	LONDON				E14 5HQ	S A 0 1	1745668
70004702123 JAMES CAPEL (NOMINEES) LIMITED		HSBC BANK PLC	8 CANADA SQUARE	LONDON				E14 5HQ	S A 0 1	761542
19455 MR MARTIN STEWART JAMES		12 SAWEL TERRACE	HENDY	PONTARDDULAIS	SWANSEA	WEST GLAMORGAN		SA4 1UY	0 A 0 1	200
19487 MISS REBECCA JULIE JAMES		4 EDDCOMBS GREEN	ST. AUSTELL	CORNWALL				PL25 5ET	0 A 0 1	1033
7777 MR ALAN JARVIS		CRANGDHOUSE FARM	OUT LANE	CHIPPING	PRESTON			PR3 2NG	0 A 0 1	1500
19601 MRS JILL JARVIS		THE BEECHES	322 OULTON ROAD NORTH	LOWESTOFT	SUFFOLK			NR32 4QL	0 A 0 1	2721
19596 JOHN NORMAN JARVIS ESQ		5 DERWENT DRIVE	MAIDENHEAD	BERKS				SL6 8LB	0 A 0 1	490
19813 MRS GWEN JASWAL		8 NORTHLAND VILLAGE	DUNGANNON	CO TYRONE				BT71 6JW	0 A 0 1	188
19849 MR STUART FREDERICK JOHN JEFFERIES		FALLOWFIELD	165 FINSTALL ROAD	FINSTALL	BROMSGROVE	WORCESTERS		B60 3DD	0 A 0 1	553
19950 MR PETER JOHN JEFFREY		7 ATLANTIC CRESCENT	BURNHAM-ON-SEA	SOMERSET				TA8 1AP	0 A 0 1	550
19662 MR ROHINTON JEHANGIR		75A BROAD LANE	HAMPTON	MIDDLESEX				TW12 3AX	0 A 0 1	2333
19686 MISS KRISTY JELL		STADDLESTONES	96 KIT HILL	SHAFTESBURY				SP7 0AP	0 A 0 1	200
7581 MR RICHARD CLIFFORD JENKIN		66 CRADDOCKS AVENUE	ASHTEAD	SURREY				KT21 1PE	0 A 0 1	2333
19729 MRS ELAINE VIRGINA JENKINS		BATCH COTTAGE	THE BATCH PRIDDY	WELLS	SOMERSET			BA5 3BD	0 A 0 1	150
4931 GARRY JENKINS ESQ		123 BRIGHTFIELD ROAD	LONDON					SE12 8QQ	0 A 0 1	2
19705 MR BARRY THOMAS JENKINSON		203 LONG LANE	HILLINGDON	UXBRIDGE	MIDDLESEX			UB10 9JW	0 A 0 1	10482
19730 MR MARTIN EDWARD JENKINSON FCCA		11 JULIET GARDENS	WARFIELD	BRACKNELL	BERKS			RG42 3UE	0 A 0 1	1172
282 MRS JANET JENNINGS		12 MOSSLEY ROAD	GRASSCROFT	OLDHAM	LANCASHIRE			OL4 4HJ	0 A 0 1	8888
3597 MRS TRACY ANN JENNINGS		22 LARKFIELD WAY	BRIGHTON					BN1 8EF	0 A 0 1	600
2745 MR COLIN JEPSON		10 BABBACOMBE ROAD	OFFERTON	STOCKPORT	CHESHIRE			SK2 6AZ	0 A 0 1	1450
19754 JERMYN SERVICES (JERSEY) LIMITED		PO BOX 300	COMMERCIAL HOUSE	COMMERCIAL STREET	ST HELIER	JERSEY CI			S A 0 1	1000000
12766 REGINALD JESS ESQ		173 BALLYNAHINCH ROAD	LISBURN	CO DOWN				BT25 1EA	0 A 0 1	1900
604 MR SIMON ANDREW JESSOP		14 BRAMBLE ROAD	HATFIELD	HERTS				AL10 8SA	0 A 0 1	772
19751 GODFREY FRANK JILLINGS ESQ		47 HURLINGHAM SQUARE	PETERBOROUGH ROAD	LONDON				SW6 3DZ	0 A 0 1	15529
34850 NELSON JIM ESQ		2 CHARNWOOD PLACE	LONDON					N20 0PE	0 A 0 1	3800
70004702237 JIM NOMINEES LIMITED		15/17 MOUNT EPHRAIM ROAD	TUNBRIDGE ROAD	KENT				TN1 1EN	S A 0 1	32355
70004711856 JIM NOMINEES LIMITED		15/17 MOUNT EPHRAIM ROAD	TUNBRIDGE ROAD	KENT				TN1 1EN	S A 0 1	19451
70004687318 JIM NOMINEES LIMITED		15/17 MOUNT EPHRAIM ROAD	TUNBRIDGE ROAD	KENT				TN1 1EN	S A 0 1	40460
70004795672 JIM NOMINEES LIMITED		15/17 MOUNT EPHRAIM ROAD	TUNBRIDGE ROAD	KENT				TN1 1EN	S A 0 1	25769
70004794998 JIM NOMINEES LIMITED		15/17 MOUNT EPHRAIM ROAD	TUNBRIDGE ROAD	KENT				TN1 1EN	S A 0 1	2371
70000004913 J M FINN NOMINEES LIMITED		SALISBURY HOUSE	LONDON WALL	LONDON				EC2M 5TA	S A 0 1	164832
70001690105 J M FINN NOMINEES LIMITED		SALISBURY HOUSE	LONDON WALL	LONDON				EC2M 5TA	S A 0 1	7000
70004376275 J M FINN NOMINEES LIMITED		SALISBURY HOUSE	LONDON WALL	LONDON				EC2M 5TA	S A 0 1	7550
19783 O JOANNU		9 FRANGOKLISIAB STREET	MAROUSI GR	151-75 ATHENS	GREECE				0 T 0 1	44000
70004609331 DR DEREK EDWARD JOHN		32 ENNISKILLEN ROAD	CAMBRIDGE	CAMBRIDGESHIRE				CB4 1SD	0 A 0 1	21633
19822 MR ALEXIS JOHNSON		TOP FLAT	96 CECIL PARK	CROUCH END	LONDON			N8 9AU	0 A 0 1	220
19834 MR CHARLES JOHNSON		24 WOODWARD ROAD	PRESTWICH	MANCHESTER				M25 9TU	0 A 0 1	5888
70003547315 MR DAVID REGINALD JOHNSON		25 BRIDGEWATER PLACE	LEYBOURNE	WEST MALLING	KENT			ME19 5QS	0 A 0 1	275
19846 MRS DOROTHY JOHNSON		11 KENT PARK AVENUE	KENDAL	CUMBRIA				LA9 5JT	0 A 0 1	600
19914 MR MICHAEL JOHNSON		82 KIRKLEES DRIVE	FARSLEY	PUDSEY	WEST YORKSHIRE			LS28 5TE	0 A 0 1	53
8147 MR PAUL GEORGE JOHNSON		SHELFORD	115 WATCHOUSE ROAD	GALLEYWOOD	CHELMSFORD ESSEX			CM2 8NG	0 A 0 1	5551

Holder No. & Name	Address	Town / District	County / Region	Postcode	Flags	Shares
19941 MISS SANDRA JANE JOHNSON	15 GRAVEL HILL	EMMER GREEN	READING	RG4 8DH	0 A 0 1	424
8067 MISS SARAH LOUISE JOHNSON	175 DERBY ROAD	CHELLASTON	DERBY DERBYSHIRE	DE73 1SB	0 A 0 1	1166
19685 JAMES LESLIE JOHNSTON ESQ	73 TOOMBE ROAD	BALLYMENA	COUNTY ANTRIM	BT42 2BU	0 A 0 1	500
34862 SAMUEL JOHNSTON ESQ	18 BISHOPSGATE ROAD	BISHOPSGATE ESTATE	GLASGOW	G21 1XD	0 A 0 1	930
19828 MR MELWYN JOHNSTONE	89 TETNEY LANE	MOLTON LE CLAY	GRIMSBY SOUTH HUMBERSIDE	DN36 5AU	0 A 0 1	826
19085 PAUL DENNIS JOLLEY ESQ	JUVENIS COTTAGE	OTTERHAMPTON	SOMERSET	TA5 2PT	0 A 0 1	4063
3862 MRS MARY JOLLIFFE	LEVY AND MCRAE SOLICITORS		286 ST VINCENT STREET GLASGOW	G2 5RL	0 A 0 1	400
38537 CRWYS JONES	2 STOCKWELL LANE	KIDWELLY	PANT	SA17 4PP	0 A 0 1	190
19990 MR DAVID ALLEN JONES	PRESTWEN	STATION ROAD	GLOUCESTER OSWESTRY	SY10 9GL	0 A 0 1	300
20008 MR DAVID WILLIAM JONES	49 BROAD LEYS ROAD	BARNWOOD	PEMBREY	GL4 3YW	0 A 0 1	200
6958 MR ERHAN JONES	BROOKLANDS FARM	PENYBEDD ROAD	BURRYPORT CARMARTHEN	SA16 0HJ	0 A 0 1	1095
7335 MR ELIAS GWYN JONES	141 MILES BUILDINGS	PENFOLD PLACE	LONDON	NW1 6RH	0 A 0 1	603
20035 MR GARTH EDWARD JONES	6 CASTLE HILL	PULFORD	CHESTER	CH4 9EY	0 A 0 1	600
6737 MRS JEANETTE JONES	DWYFOR	LLANBEDRGOCH	GWYNEDD	LL76 8TZ	0 A 0 1	2125
20060 JOHN ROBERT JONES ESQ	BIRCH ROCK HOUSE	HIGHLAND TERRACE	PONTARDDULAIS NEAR SWANSE WEST GLAMOR	SA4 1JY	0 A 0 1	852
2326 MRS JUDITH MARY JONES	105 PENNARD DRIVE	SOUTHGATE	SWANSEA WEST GLAMORGAN	SA3 2DW	0 A 0 1	3000
20064 MRS MARY ANONA JONES	SOLWERDD	FROSTRASOL	LLANDYSOL CEREDIGION	SA44 4TE	0 A 0 1	233
36263 MR NICHOLAS PAUL JONES	427 WOKINGHAM ROAD	EARLEY	READING BERKSHIRE	RG6 7EL	0 A 0 1	570
20125 PHILIP ROBERT JONES ESQ	12 ST JAMES AVENUE	UPTON	CHESTER	SA10 8SG	0 A 0 1	1000
34376 MR SIMON JONES	53 BRYN CATWG ROAD	CADOXTON	NEATH	SA3 8GR	0 A 0 1	1075
20174 MRS SUZANNE GAIL JONES	6 FROMONDES ROAD	SUTTON	SURREY	CH4 9DG	0 A 0 1	1276
20196 MR TREVOR GLYN JONES	ALPHA COTTAGE	WREXHAM ROAD	PULFORD CHESTER CHESHIRE	ML2 7LT	0 A 0 1	2000
3745 MR JORDAN JORDAN	37 KENILWORTH AVENUE	WISHAW	LANARKSHIRE	CR5 4BA	0 A 0 1	13333
483 MISS SALLY JANE JOSHUA	5 SOMERTON CLOSE	PURLEY	SURREY	ME3 9DD	0 A 0 1	729
3794 MRS RUTH JOSLIN	22 VIDGEON AVENUE	HOO	ROCHESTER KENT	8E12 8DT	0 A 0 1	2475
20230 GREGORY MARK JOYCE ESQ	26 LEYLAND ROAD	LONDON	LONDON	EC1V 9GR	0 A 0 1	500
19363 J-SQUARE LIMITED	BARBICAN HOUSE	26-34 OLD STREET	CO DERRY	BT51 3RW	0 A 0 3	530
20254 MICHAEL PETER JUDGE ESQ	158 CASTLERDE ROAD	COLERAINE	AYLESBURY BUCKINGHAMSHIRE	HP22 6LR	0 A 0 1	408
34530 DR STEVEN MICHAEL JUDGE	8 PARTON CLOSE	WENDOVER		EH3 5QS	0 A 0 1	447
20290 STEVEN CAMPBELL JUNER ESQ	18A ROYSTON TERRACE	EDINBURGH	PULBOROUGH WEST SUSSEX	RH20 1AL	0 A 0 1	606
36299 PATRICK GUY KAGAN ESQ	18 ARUN PROSPECT	STATION ROAD	HALTWHISTLE NORTHUMBERLAND	NE49 9BP	0 A 0 1	3000
1353 MR STEPHEN CHRISTOPHER KANE	STRATHMORE	PARK ROAD	AUCKLAND NEW ZEALAND		0 T D 1	4851
2933 JAGAT RAKESH KANWAR ESQ	15 OAKDALE ROAD	KILLSBOROUGH	DERBY DERBYSHIRE	DE72 3DU	0 A 0 1	3142
20334 MR MAHESH LILH KARAVADRA	9 THE GREEN	BREASTON		E11 3SG	0 A 0 1	505
20345 MRS JULIANA KARIKARI	56 MORNINGTON ROAD	LONDON			0 A 0 1	1000
70003148441 KAS NOMINEES LIMITED	SUITE 360	SALISBURY HOUSE	LONDON WALL LONDON	EC2M 5NU	5 A 0 1	77953
70001362004 KAS NOMINEES LIMITED	SUITE 560	SALISBURY HOUSE	LONDON WALL LONDON	EC2M 5NU	5 A 0 1	15517
929 MR SUBHASH CHAND KATYAL	JACKDAWS	KEMNAL ROAD	CHISLEHURST KENT	BR7 6LT	0 A 0 1	2663
70000582538 KBC PEEL HUNT LTD	111 OLD BROAD STREET	LONDON		EC2N 1PH	6 A 0 1	44822
7069 MR MICHAEL THOMAS KEARNEY	23 CLOUDBERRY	WALNUT TREE	MILTON KEYNES BUCKINGHAMSHIRE	MK7 7DL	0 A 0 1	2000
20402 VICTOR JOHN KEEGAN ESQ	174 ASHLEY GARDENS	LONDON		SW1P 1PD	0 A 0 1	4130
7151 DAVID ROBERT KEEN ESQ	37 CASTLEMAINE AVENUE	SOUTH CROYDON	SURREY	CR2 7HW	0 A 0 1	75000
20414 MRS KATHLEEN MARJORIE KEEN	32 ROWNHAM MEAD	HOTWELLS	BRISTOL	BS8 4YB	0 A 0 1	1750
1191 MRS JESSIE ANN KEEVIL	WOODCOTE	MOUNTON ROAD	CHEPSTOW GWENT	NP6 8AB	0 A 0 1	2000
3838 DR LLOYD KELLAND	123 HITCHINGS WAY	REIGATE	SURREY	RH2 8EP	0 A 0 1	11666
4490 DR LLOYD ROYSTON KELLAND	125 HITCHINGS WAY	REIGATE	SURREY	RH2 8EP	0 A 0 1	6806
35990 MRS GILLIAN HAZEL KELLETT	THE MOUNT	PINKNEYS GREEN	MAIDENHEAD BERKSHIRE		0 A 0 1	20000
20436 MR PETER HUDSON SPENCE KELLEY	GARTH	27 DEAN STREET	BREWOOD STAFFORD	ST19 9BU	0 A 0 1	1196
20441 MS CLARE KELLY	62 CHEOWOOD AVENUE	CHILDWALL	LIVERPOOL ENGLAND	L16 3NW	0 A 0 1	470
5368 MARTIN NICHOLAS KELLY ESQ	16 COMPTON ROAD	BUXTON		SK17 9DN	0 A 0 1	2500
20477 MR DAVID KEMP	8 WINDING WOOD DRIVE	CAMBERLEY	SURREY	GU15 1ER	0 A 0 1	350
20480 GEOFF KENDRICK ESQ	BOGHEAD COTTAGE	DALMADILLY	KENMAY ABERDEENSHIRE	AB51 5PB	0 A 0 1	2072
20506 MR MATTHEW JOHN KENNEDY	12 MAYFIELD DRIVE	CAVERSHAM	READING BERKSHIRE	RG4 5JS	0 A 0 1	51
583 MR ROBERT EDWARD KENNEDY	7 ST. NICHOLAS ST.	PORTSMOUTH	HAMPSHIRE	PO1 2NZ	0 A 0 1	500
524 DR ANDREW CHARLES KENNEY	8 HUNTERS GATE	LANCASTER	LANCASHIRE	LA1 5BX	0 A 0 1	2000
20521 JULIAN KENNING ESQ	80 STATION ROAD	RAWCLIFFE	GOOLE NORTH HUMBERSIDE	DN14 8OR	0 A 0 1	496
8159 MR ARTHUR DUDLEY KENT	LONG MYND	UPPER STATION ROAD	HENFIELD WEST SUSSEX	BN5 9PH	0 A 0 1	3000
4101 MR RONALD CHRISTOPHER KEOGH	1ST FLOOR	ALEXANDRA COURT	CARRS ROAD CHEADLE CHESHIRE	SK8 2JY	0 A 0 1	3784
20569 MR ANDREW MARTIN KERINS	39 CARR ROAD	NORTHOLT	MIDDX	UB5 4RA	0 A 0 1	1140
6750 MR ROGER HAYMAN KEYS	PINTS & PUNTS INVESTMENT	14 ALBION PARK	LOUGHTON ESSEX	IG10 4RB	0 A 0 1	2272
38064 MR ROGER HAYMAN KEYS	PINTS & PUNTS INVESTMENT	14 ALBION PARK	LOUGHTON ESSEX	IG10 4RB	0 A 0 1	5672
70004070406 PHILIP JOHN KEYTE ESQ	THE BELL COTTAGE	HAULTWICK	WARE HERTFORDSHIRE	SG11 1JQ	0 A 0 1	3080
20627 MRS DEIRDRE ANN KHAN	15 HERMITAGE ROAD	EDGBASTON	BIRMINGHAM WEST MIDLANDS	B15 3UP	0 A 0 1	1156
70001995565 FURQAN AHMAD KHAN ESQ	10 HAREFIELD AVENUE	CHEAM	SURREY	SA2 7NE	0 A 0 1	4590
34618 MR HIKMAT KHAN	7 SUMMERSCAT PLACE	BRADFORD	WEST YORKSHIRE	BD7 2AA	0 A 0 1	7000
1404 MRS CHRISTINE JANETTE KHOJASTEH	17 SORREL COURT	KINGSTEIGNTON	NEWTON ABBOT	TQ12 3HR	0 A 0 1	4500
20664 DR FAWAZ KHOURY	THE ELMS	4 CHURCH VIEW	PATRINGTON HULL	HU12 0SQ	0 A 0 1	2000
1375 STEWART KILLOCH ESQ	19 LEVAN POINT	CLOCH ROAD	GOUROCK	PA19 1BL	0 A 0 1	1156
20720 ANDREW NORMAN KING ESQ	POND COTTAGE	LONG ROAD	COLBY NORWICH	NR11 7EF	0 A 0 1	190
20744 MR JONATHAN NEIL KING	NEBENMATTSTRASSE 11	CH-4431	BENKWIL SWITZERLAND		0 T 0 1	1633
20756 MRS MAUREEN KING	85 WINDSOR ROAD	SWINDON	WILTSHIRE	SN3 1JU	0 A 0 1	4083
70003145447 DR MARTIN KINGSLEY	17 ELIZABETH COURT	HEMPSTEAD ROAD	WATFORD	WD1 3LR	0 A 0 1	1000
34650 MR JOHN KIRBITSON	21 BRUNSTANE ROAD	EDINBURGH		EH15 2EZ	0 A 0 1	3000
6701 MR IAN KIRBY	2C VICTORIA ROAD	SUTTON	SURREY	SM1 4RT	0 A 0 1	13000
20705 MR PETER KIRK	4 HIGHFIELD ROAD	BOLLINGTON	MACCLESFIELD CHESHIRE	SK10 5LR	0 A 0 1	5000
2969 RICHARD ANDREW KIRK ESQ	APARTMENT 4	LAKE VIEW COURT	LEEDS WEST YORKSHIRE	LS6 2TX	0 A 0 1	5833
36464 JAMES KIRKALDY ESQ	8 NORFOLK AVENUE	GLENCAPLE	DUMFRIES	DG1 4RX	0 A 0 1	600
35006 JAMES NELSON KIRKALDY ESQ	8 NORFOLK AVENUE	GLENCAPLE	DUMFRIES	DG1 4RX	0 A 0 1	1200
20824 MR DAVID SEBASTION KITCHENER	47 QUEENSWAY	CASTLE DONINGTON	DERBY DERBYSHIRE	DE74 2XQ	0 A 0 1	250
30076 MR KENNETH KNAPP	2 ASHLEIGH ROAD	HORSHAM	WEST SUSSEX	RH12 2LF	0 A 0 1	8321
34586 MRS JOANNA MARGUERITE KNAPPERT	15 RYE STREET	BISHOP'S STORTFORD	HERTFORDSHIRE	CM23 2HA	0 A 0 1	4000
70004339889 JOHN THOMAS KNOTTENBELT	APARTMENT 6	BELGRAVE HOUSE	PEMBROKE GROVE CLIFTON BRISTOL	BS8 3CB	0 A 0 1	1059
20587 MRS KATHLEEN KNOWLES	LONG ACRE HOUSE	WINKFIELD STREET	WINKFIELD WINDSOR BERKSHIRE	SL4 4BW	0 A 0 1	700
233 TERENCE PETER KNOWLES ESQ	29 ST PETERS ROAD	MIDSOMER NORTON	BATH	BA3 4BJ	0 A 0 1	11686
20899 MR RAYMOND GEORGE KNOX	27 WOODLANDS	BALLYCARRY	COUNTY ANTRIM NORTHERN IRELAND	BT38 9JD	0 A 0 1	400
20904 DR ALAN DANIEL KOHN	38C MOUNT AVENUE	EALING	LONDON	W5 2QJ	0 A 0 1	1146
20916 DR ALAN DANIEL KOHN	FLAT 35 REGATTA POINT	38 KEW BRIDGE ROAD	BRENTFORD MIDDLESEX	TW8 0EB	0 A 0 1	919
35506 TONY KONRAD ESQ	13C WEDDERBURN ROAD	HAMPSTEAD	LONDON	NW3 5QS	0 A 0 1	10000
35705 MR TONY KONRAD	13C WEDDERBURN ROAD	HAMPSTEAD	LONDON	NW3 5QS	0 A 0 1	20000
20931 MRS JYOTSNA JAYANTILAL KOTECHA	30 WESTBANK ROAD	LOSTOCK	BOLTON LANCASHIRE	BL6 4NE	0 A 0 1	300
6908 RAFIC YACOUB KREIDI ESQ	22 LEONARD COURT	EDWARDES SQUARE	LONDON	W8 6NL	0 A 0 1	7000
381 MRS MARGARET MARY VAN-KRIMPEN	60 ST SWITHIN STREET	ABERDEEN		AB10 6XJ	0 A 0 1	865
34548 FRIEDA KRISHNA	26 DERRYMORE AVENUE	NEWTOWNABBEY	CO ANTRIM	BT36 7AA	0 A 0 1	300
2945 GEOFFREY WAYNE KRISSANSEN ESQ	157B GRAND DRIVE ST JOHNS	AUCKLAND	NEW ZEALAND		0 T 0 1	3142
20979 MRS VIJAYA LAKSHMI KUNAPULI	9 PASTURE ROAD	WEMBLEY	MIDDLESEX	HA0 3JD	0 A 0 1	233
20680 MISS BRIDGET KUZMA	2A PROBYN ROAD	LONDON		SW2 3LH	0 A 0 1	400
4707 MR GARY MICHAEL KYRIACOU	47 ST LEONARDS WAY	HORNCHURCH	ESSEX	RM11 1FP	0 A 0 1	5234
20992 MISS SARAH JANE LA PLAIN	17 TEMPLEWOOD ROAD	HADLEIGH	ESSEX	SS7 2RJ	0 A 0 1	843
21029 MRS JASBIR KAUR LALL	48 PARK LANE	SLOUGH		SL3 7PF	0 A 0 1	466
21086 HUGH RICHMOND LAMBERT ESQ	24 COPPERONS LANE	AMERSHAM	BUCKINGHAMSHIRE	HP6 5QF	0 A 0 1	1166
21078 MICHAEL SHELDON LAMBERT ESQ	WOOLTON LODGE	WOOLTON HILL	NEWBURY BERKSHIRE	RG20 9UY	0 A 0 1	1000
70002038935 JOHN THOMAS LAMBLE ESQ	35 FIRFIELD AVENUE	BIRSTALL	LEICESTER	LE4 4DS	0 A 0 1	3000
21110 MR DEREK LANCASTER	4 CLOS NATHANIEL	PWLL TRAP	ST CLEARS CARMARTHENSHIRE	SA33 4AW	0 A 0 1	1000
21122 ROGER LANCASTER ESQ	SPRING HOUSE	THE HURST	BIDDULPH MOAR STOKE-ON-TRENT	ST8 7RU	0 A 0 1	25125
21150 MRS SYLVA ANNE LANE	45 LONGCROFT GARDENS	WELWYN GARDEN CITY	HERTFORDSHIRE	AL8 6JR	0 A 0 1	500
1082 MRS BARBARA LARKHAM	10 DORCHESTER CLOSE	NEWCASTLE UPON TYNE		HE5 1JN	0 A 0 1	536
3405 PATRICK LARKIN ESQ	184 BRISTOL ROAD	WOLD ROAD	HULL	HU5 5XW	0 A 0 1	536
21185 MISS FIONA LAVIN	23 RALEIGH DRIVE	WHESTONE	LONDON	N20 0UX	0 A 0 1	600
70005331439 NORMAN LAW ESQ	2 MEADOWLANDS COURT	WESTHILL	ABERDEENSHIRE	AB32 6EA	0 A 0 1	10000
21214 MRS ADRIENNE LAWLER	10 PAINTERS CLOSE	BLOXHAM	OXON	OX15 4QY	0 A 0 1	300
21226 DAVID JOHN LAWRENCE ESQ	5 NEWTON MANOR CLOSE	GREAT BARR	BIRMINGHAM	B43 5JZ	0 A 0 1	480
21236 MRS IRIS LAWRENCE	351 SHENLEY LANE	SELLYOAK	BIRMINGHAM	B29 4JJ	0 A 0 1	480
21241 JOHN LAWRENCE ESQ	THE BARN	HOLLIES LANE	WILMSLOW CHESHIRE	SK9 2BW	0 A 0 1	5819
21277 MRS IRIS LAY	26 MAIN STREET	BLACKFORDBY	SWADLINCOTE DERBYSHIRE	DE11 8AE	0 A 0 1	655
70000877526 LCM NOMINEES LIMITED	CITIGROUP CENTRE	CANADA SQUARE	LONDON	E14 5LB	5 A 0 1	585386
21259 MR ANDREW GORDON LEA	7 BUSHTON LANE	ANSLOW	BURTON UPON TRENT STAFFORDSHIRE	DE13 9QL	0 A 0 1	1000
21316 MR RONALD LEACH	LONG WALK FARM	SWANNHAM LANE	ST. LEONARDS-ON-SEA EAST SUSSEX	TN38 8EO	0 A 0 1	8500
21321 MRS GILLIAN BARBARA LEAPER	END COTTAGE	7 CHENIES BOTTOM	CHENIES NR RICKMANSW HERTFORDSHIRE	WD3 9EX	0 A 0 1	150
21345 GEOFFREY LEAVER ESQ	34 WINDERMERE PARK	WINDERMERE	CUMBRIA	LA23 2NO	0 A 0 1	800
5063 BRIAN KENNETH LECOMBER ESQ	94 ELLESBOROUGH ROAD	WENDOVER	AYLESBURY BUCKS	HP22 6EW	0 A 0 1	8508
36460 MR BRIAN KENNETH LECOMBER	94 ELLESBOROUGH ROAD	WENDOVER	AYLESBURY BUCKS	HP22 6EW	0 A 0 1	10038
35000 BRIAN KENNETH LECOMBER ESQ	94 ELLESBOROUGH ROAD	WENDOVER	AYLESBURY BUCKS	HP22 6EW	0 A 0 1	12500
21382 MR MICHAEL KOK DON LEE	38 HARTLAND AVENUE	LOWTON	WARRINGTON CHESHIRE	WA3 2QT	0 A 0 1	777
35480 DR PHILIP JOSEPH WILKS LEE	MARYLAND	KINGS CROSS LANE	SOUTH NUTFIELD REDHILL	RH1 5NS	0 A 0 1	5697
21415 THOMAS JOSEPH LEE ESQ	51 SOUTHERNDOWN AVENUE	MAYALS	SWANSEA	SA3 5EL	0 A 0 1	233
21427 MRS DOLORES ANNA MARIA LEECH	KENNET HOUSE	SHEET ROAD	LUDLOW SHROPSHIRE	SY8 1LJ	0 A 0 1	379
21440 DR KAREN LEEMING	50 SEABANK ROAD	LOWER HESWALL	WIRRAL	CH60 4SW	0 A 0 1	525
1455 MRS FELICITY ANNE LEESON	SYKES GRANGE	LOFTHOUSE	PATELEY BRIDGE HARROGATE N YORKS	HG3 5RG	0 A 0 1	5000
21476 ANTHONY DAVID LEIGH ESQ	12 WOLFSCOTE DALE	CHURCH GRESLEY	SWADLINCOTE DERBYSHIRE	DE11 9RS	0 A 0 1	823
21507 MR BRIAN JOHN LEONARD	MEADOW COTTAGE	1 NELSON CLOSE	STIVERTON TOTNES DEVON	TQ9 6PG	0 A 0 1	116
7845 MR ALBERT LEVY	19 EVELYN DRIVE	HATCH END	MIDDX	HA5 4RL	0 A 0 1	700
35698 MALCOLM KENNETH LEVY ESQ	29 RANULF ROAD	LONDON		NW2 2BS	0 A 0 1	4000
21556 MR JOHN HARRIES LEWIS	CWM MEUDWY	LLANDYSUL	CEREDIGION	SA44 4JW	0 A 0 1	1166
7279 MRS MARGARET MARY LEWIS	2 DERWEN ROAD	YSTRADGYNLAIS	SWANSEA	SA9 1HL	0 A 0 1	1759
21583 DR XIAOPENG LI	45 GUNNERSBURY COURT	BOLLO LANE	LONDON	W3 8JN	0 A 0 1	680
21596 MRS JEAN ALICE LIDDY	THE MEAD	8 CASTLE CLOSE	MIDDLETON ST GEORGE DARLINGTON	DL2 1DE	0 A 0 1	231
2710 MR JOSEPH CHRISTOPHER LIGHTBURN	HILLCREST	BENNETHEAD	WATERMILLOCK PENRITH	CA11 0LT	0 A 0 1	5000
8108 IAN RALPH LIGHTFOOT ESQ	10 TOWN BANK TERRACE	ULVERSTON	CUMBRIA	LA12 7DS	0 A 0 1	1500

Holder / Name	Address 1	Address 2	Town	County	Region	Postcode	Flags	Value
8288 IAN RALPH LIGHTFOOT	10 TOWN BANK TERRACE	ULVERSTON	CUMBRIA			LA12 7DS	O A O 1	250
21600 ANDREW MARC LINDEN ESQ	10 GOLYGFAR DYFFRYN	BOWERS ROAD	ACREFAIR	WREXHAM	CLWYD	LL14 3TX	O A O 1	1100
21636 PAUL FRANCIS LITTEN ESQ	L'RIVAGE	PORTINFER	VALE	GUERNSEY		GY6 BLN	O A O 1	291
7308 MR JOHN BEVERLEY LITTLE	CHARTERLANDS	CLEVELAND DRIVE	BIGBURY ON SEA	KINGSBRIDGE		TQ7 4AY	O A O 1	2000
21683 MRS KATHLEEN MARY LITTLE	ROSE COTTAGE	PILLATON	SALTASH	CORNWALL		PL12 6QS	O A O 1	450
70000003014 LITTLECOWN NOMINEES LIMITED	P O BOX 18171	175 LONDON WALL	LONDON			EC2Y 5AJ	S A O 1	12588
21716 MS GASPAR JORGE LIZON	FLAT 4 14 EDITH GROVE	LONDON				SW10 0NW	O A O 1	573
21728 MS JOANNA LOUISE LLEWELYN	131 NEWTON ROAD	NEWTON	SWANSEA			SA3 4ST	O A O 1	240
70000004037 LLOYDS BANK NOMINEES LIMITED	48 CHISWELL STREET	LONDON				EC1Y 4XX	S A O 1	102057
70000535068 LLOYDS BANK (PEP NOMINEES) LIMITED	CAPITAL HOUSE	1/5 PERRYMOUNT ROAD	HAYWARDS HEATH	WEST SUSSEX		RH16 3SP	S A O 1	17242
21787 MRS PAMELA PHOEBE LOCK	GLEBE BARN	WATLING STREET	FENNY DRAYTON	NUNEATON	WARWICKSHIR	CV10 0SB	O A O 1	500
21808 MR JOHN TREVOR LODGE	24 WEST LODGE CRESCENT	FSBY	HUDDERSFIELD			HD2 2EH	O A O 1	2000
21811 MRS RENE LODGE	22 WELBECK DRIVE	BRADFORD				BD7 4BT	O A O 1	250
21823 DR ANDREW ST. CLAIR LOGAN	REDWOOD HOUSE	WOODLANDS ROAD	HOUGH GREEN	CHESTER	CHESHIRE	CH4 8LB	O A O 1	1815
4254 MISS GIOVANNA LOMBARDI	4 CORRIB COURT	49 CROTHALL CLOSE	LONDON			N13 4BG	O A O 1	12244
4229 MRS SUSAN LOMBARDI	3A ULLESWATER ROAD	LONDON				N14 7BL	O A O 1	20000
21850 MISS SUSAN LOMBARDI	69 HUNTINGDON STREET	ISLINGTON	LONDON			N1 19X	O A O 1	13000
70002101419 LONDON WALL NOMINEES LIMITED	BELL COURT HOUSE	11 BLOMFIELD STREET	LONDON			EC3M 1LB	S A O 1	12000
21884 CI ORDOS	PO BOX 24160		1701 NICOSIA	CYPRUS	CYPRUS		O T O 1	42000
5029 PAUL FREDERICK LORRIMAN ESQ	SOUTHVIEW	SHARNAL STREET	RATCLIFFE HIGHWAY	HIGH HALSTOW ROCHESTER		ME3 8QR	O A O 1	4000
21896 MRS SUSAN JOAN LORRIMAN	SOUTHVIEW, SHARNAL STREE	RATCLIFFE HIGHWAY	HIGH HALSTOW	ROCHESTER	KENT	ME3 8QR	O A O 1	15000
21901 DAVID JAMES LOTT ESQ	6 PRENTIS CLOSE	SITTINGBOURNE	KENT			ME10 1JE	O A O 1	2333
21913 MR RICHARD ALEXANDER LOUGH	9 WINDSLOW HEIGHTS	CARRICKFERGUS	CO ANTRIM			BT38 9AT	O A O 1	3007
6353 MR SEAN LOUGHNANE	17 RIVERSIDE INDUSTRIAL ES	TUAM ROAD	CO GALWAY	IRELAND			O T O 1	5000
6545 MRS GILLIAN ANNE LOVELLE	HIGHFIELD	GROVE LANE	WALTHAM	GRIMSBY	NORTH EAST L	DN37 0HD	O A O 1	250
21937 MR DAVID GEORGE ALFRED LOW	ST PIRANS	NEWMARKET ROAD	BARTON MILLS	BURY ST. EDM	SUFFOLK	IP28 6AQ	O A O 1	1500
21950 MR GRAHAM EDMUND LOWES	24 KING HAROLD ROAD	COLCHESTER	ESSEX			CO3 4SB	O A O 1	2000
4887 MR RICHARD LOWTHER	23 BELGRAVIA CLOSE	BARNET	HERTS			EN5 5XA	O A O 1	6667
70003487931 MR SZE-CHING LU	115 ST JAMES ROAD	SUTTON	SURREY			SM1 2TJ	O A O 1	4226
13699 MRS MARIA COURTENAY-LUCK	97 LONDON ROAD	ENFIELD	MIDDLESEX			EN2 6EU	O A O 1	100000
21982 NIGEL COURTENAY-LUCK ESQ	97 LONDON ROAD	ENFIELD	MIDDLESEX			EN2 8EU	O A O 1	140200
21974 PHILIP COURTENAY- LUCK ESQ	THE WHITE HOUSE	DENHAM VILLAGE	BUCKINGHAMSHIRE			HB9 5BE	O A O 1	148265
34692 MR STEPHEN PHILLIP LUCK	PINEACRES	BIRCH LANE	ASCOT	BERKSHIRE		SL5 8RF	O A O 1	750
21996 WILLIAM BERNARD LUCKMAN ESQ	31 GROSVENOR COURT	FAIRFAX ROAD	TEDDINGTON			TW11 9BT	O A O 1	1500
22002 SANDEEP LUDHRA ESQ	103 HAMMOND ROAD	SINTHALL				UB2 4EH	O A O 1	1200
22014 DAWN MARGARET LUFF ESQ	44 CAMERON CLOSE	GROVELANDS ROAD	HAILSHAM	EAST SUSSEX		BN27 3WF	O A O 1	9333
22026 MISS KUEN YU LUI	14 EASTCROFT	STANHOPE	BISHOP AUCKLAND	COUNTY DURHAM		DL13 2NT	O A O 1	500
1283 PATRICK WILFRED LUMMES ESQ	38 WAREING STREET	TYLDESLEY	NR MANCHESTER			M29 6HS	O A O 1	2216
22038 MR STEPHEN MARTINEAU LUPTON	14 CORNMILL LANE	BARDSEY	LEEDS			LS17 9EQ	O A O 1	233
5213 MRS RACHEL JANE LUTZ MOUNTAIN	THE OLD RECTORY	ASTERBY	LOUTH	LN11 9UF			O A O 1	5600
34 MR EAMON JOSEPH LYNCH	69 HORNCASTLE ROAD	BOSTON	LINCOLNSHIRE			PE21 6HY	O A O 1	1478
22065 MAC NOMINEES LIMITED	14 QUEENS ROAD	ABERDEEN				AB15 4ZT	O A O 1	2333
536 MAC NOMINEES LIMITED	14 QUEENS ROAD	ABERDEEN				AB15 4ZT	S A O 1	53000
3510 GEORGE FRANKLIN MACAULAY ESQ	16 YORK COURT	ALBANY PARK ROAD	KINGSTON-UPON-THAME	SURREY		KT2 5ST	O A O 1	17500
34114 MACBAY LIMITED	C/O MESSRS PAULL & WILLIA	INVESTMENT HOUSE	6 UNION ROW	ABERDEEN		AB10 1DQ	S A O 1	12500
22069 JAMES YEADON MACDONALD ESQ	27 MUIR PARK WAY	DRYMEN	GLASGOW			G63 0GX	O A O 1	2721
22090 MR IAN KEITH MACINTOSH MA	EAVES HALL REST HOME	KIDDROW LANE	BURNLEY	LANCASHIRE		BB12 6LH	O A O 1	414
22106 ANTHONY JOHN MACK ESQ	24 LONGFIELD AVENUE	NEWBARN	LONGFIELD	DARTFORD		DA3 7LF	O A O 1	2721
22113 MRS CHRISTINE MARY MACK	24 LONGFIELD AVENUE	NEWBARN	LONGFIELD	KENT		DA3 7LF	O A O 1	2721
22145 MR ALEXANDER ALISON MACKINLAY	15 KIRKTON AVENUE	FLAT 91	LANARKSHIRE	GLASGOW		G13 3SE	O A O 1	1000
35070 MR ROSS MACKINNON	15 OLD STATION COURT	BOTHWELL	GLASGOW			G71 8PE	O A O 1	4293
22189 MR MATTHEW DAVID MACLAND	27 TOWNEND STREET	GODALMING	SURREY			GU7 1BG	O A O 1	608
5567 JOHN MITCHELL MACLAURIN ESQ	GARDEN COTTAGE	EDENCHIP	LOCHEARNHEAD			FK19 8NT	O A O 1	10000
38275 MR SCOTT MACVICAR	82 STAMPERLAND DRIVE	CLARKSTON	GLASGOW			G76 8XF	O A O 1	6150
5014 MR ANDREW MADDEN	66 TANORTH ROAD	WHITCHURCH	BRISTOL			BS14 0NS	O A O 1	471
34825 MR KENNETH BRIAN MADDRA	83 SHELLEY AVENUE	SUTTON TRUST ESTATE	HULL	EAST YORKSHIRE		HU9 4RN	O A O 1	1000
70002367014 MRS LORNA BEVERLY MADEN	130 TURNEY ROAD	DULWICH				SE21 7JJ	O A O 1	2400
850 DOUGLAS ALBERT MAGGS ESQ	14 COLUMBINE GARDENS	WALTON ON THE NAZE	ESSEX			CO14 8NL	O A O 1	10000
22227 BEN MAHER ESQ	WOODVILLE	NORTHWICH ROAD	CRANAGE	HOLMES CHAPEL	CHESHIRE	CW4 8NL	O A O 1	845
36088 MR AL-HASIB ABDULLAH AL-MAHMOOD	98 STREATHAM ROAD	MITCHAM	SURREY			CR4 2AB	O A O 1	3296
22240 FRANCIS MAHON ESQ	36A CORBETS TEY ROAD	UPMINISTER	ESSEX			RM14 2AD	O A O 1	1339
70004111754 MR WILLIAM MAIN	13 MAYFAIR AVENUE	WORCESTER PARK	SURREY			KT4 7SH	O A O 1	1000
70003153408 SUNIL KUMAR MAINI ESQ	3 WILSFORD CLOSE	LOWER EARLEY	READING	BERKSHIRE		RG6 4BP	O A O 1	2562
22291 MR PHILIP MARTIN MALLEN	8 KINGSWEAR AVENUE	PERTON	WOLVERHAMPTON	WEST MIDLANDS		WV6 7PJ	O A O 1	240
22288 GERARD THOMAS MALLEY ESQ	23 ALLAN WALK	BRIDGE OF ALLAN				FK9 4PD	O A O 1	700
22307 MRS BRIGID MALONE	61 FULBOURN ROAD	TEVERSHAM	CAMBRIDGE	CAMBRIDGESHIRE		CB1 5AJ	O A O 1	231
22319 MR PAUL MALONE	152 BIRMINGHAM ROAD	WALSALL				WS4 2NJ	O A O 1	1166
22320 ALBERT MALTAS ESQ	FLAT 16	WHITBURN HALL	SUNDERLAND	TYNE & WEAR		SR6 7JQ	O A O 1	8158
8080 MALTHUS CONSULTANCY LIMITED	LE PEPINIERE	42 HIGH ROAD	BROXBOURNE	HERTS		EN10 7ND	S A O 1	11666
22332 MRS VANESSA MANASSEH	009 PAVILION APARTMENTS	34 ST JOHNS WOOD ROAD	LONDON			NW8 7HB	O A O 1	1000
22344 MR PAUL GERRARD MANCHESTER	2A MOORFIELD LANE	SCARISBRICK	ORMSKIRK	LANCASHIRE		L40 8JD	O A O 1	300
22356 MR BHARAT MANDALIA	24 HADDEN WAY	GREENFORD	MIDDLESEX			UB6 0DH	O A O 1	335
31151 THE MANIFEST VOTING AGENCY LTD	9 FREEBOURNES COURT	WITHAM	ESSEX			CM8 2BL	6 A O 1	5
5491 MR DURRELL CLIVE MANISON	2 ST ALBANS ROAD	BRYNMILL	SWANSEA	W GLAM		SA2 0BP	O A O 1	4666
22395 DR JOHN MANN	WARREN FARM	MAIN STREET	MOBY	MELTON MOWBRAY		LE14 3DT	O A O 1	6614
22400 MRS JENNIFER ANN MANNING	OAKLANDS	OLLEBERRIE LANE	SARRATT	RICKMANSWOI	HERTFORDSHI	WD3 4NT	O A O 1	2016
22412 DAVID MARTIN MANSBRIDGE ESQ	7 REEDLEY ROAD	WESTBURY-ON-TRYM	BRISTOL			BS9 3SR	O A O 1	750
22448 MR PAUL MAPPLEDORAM	23 TELEGRAPH STREET	COTTENHAM	CAMBRIDGE			CB4 8OU	O A O 1	450
22487 MR GIOVANNI MARENGHI	83 DURLSTON ROAD	KINGSTON UPON THAMES	SURREY			KT2 5RS	O A O 1	2000
22499 MICHAEL STEPHEN MARENGHI ESQ	3 CRAWLEY ROAD	CRAWLEY	MIDDLESEX			EN1 2ND	O A O 1	351
22504 DAVID L MARKS ESQ	C/O MUTLEY PROPERTIES LTI	MUTLEY HOUSE	1 AMBASSADOR PLACE	STOCKPORT ROAD		WA15 8DB	O A O 1	21536
22516 GEOFFREY R MARKS ESQ	HILTON HOUSE	BLAND ROAD	PRESTWICH	MANCHESTER		M25 9WL	O A O 1	5538
7136 MR IVAN MARKS	OAK LODGE	16 BARNEYS CLOSE	CHARMOUTH	DORSET		DT6 6SE	O A O 1	(1672
22543 MRS PHILIPPA SARA MARRIOTT	58 WOLFRETON LANE	WILLERBY	HULL			HU10 6PT	O A O 1	482
22579 NEIL MARSH ESQ	25 BRYANSTON ROAD	SOLIHULL	WEST MIDLANDS			B91 1EN	O A O 1	2721
36392 MICHAEL ALFRED MARSHALL ESQ	19 WYKEHAM ROAD	NETLEY ABBEY	SOUTHAMPTON	HAMPSHIRE		SO31 5DY	O A O 1	5000
22530 MRS SHARON ORLY MARSHALL	7 NICHOLAS ROAD	ELSTREE	BOREHAMWOOD	HERTFORDSHIRE		WD6 3JY	O A O 1	4716
7915 MR BARRY JOHN MARTIN	17 CHILTERN ROAD	PINNER	MIDDLESEX			HA5 2TE	O A O 1	2000
22608 MRS MARGARET MARTIN	7 PRINCES GARDENS	FELIXSTOWE	SUFFOLK			IP11 7RH	O A O 1	1088
22611 PETER JOHN MARTIN ESQ	16 ASHDOWN ROAD	SHEFFORD	BEDFORDSHIRE			SG17 5AR	O A O 1	1000
22623 TOM BURNS MARTIN ESQ	8 DOOMVIEW GARDENS	DOONFOOT	AYR	XA7 4NZ			O A O 1	1000
22547 MRS DIANA BRIDGET MASON	12 FOLLAND COURT	WEST CROSS	SWANSEA			SA3 5BJ	O A O 1	500
8342 MR FRANCIS JOHN MASON	FERNDALE	MORETON PADDOX	MORETON MORRELL	WARWICK		CV35 9BT	O A O 1	237
7968 MS JOANNE MASON	124 COLUMBINE CLOSE	ROCHESTER				ME2 2YD	O A O 1	2669
22660 MR JOHN SPRAGUE MASON	8 PARKSTONE AVENUE	PARKSTONE	POOLE	DORSET		BH14 9LR	O A O 1	2333
22701 MR PAUL JOSEPH MASSARA	49 LILLIESHALL ROAD	CLAPHAM	LONDON			SW4 0LW	O A O 1	1400
22774 SCOTT MATTISON ESQ	49 PINE GROVE	BROOKMANS PARK	HATFIELD	HERTS		AL9 7BW	O A O 1	5000
36033 MR DANIEL MANSELL MAUDSLEY	1 PHEASANT RISE	BOWDON	CHESHIRE			WA14 3HL	O A O 1	20
1480 MR MARTIN MATTHIAS MAUEL	124 ELM WALK	RAYNES PARK	LONDON			SW20 9EG	O A O 1	756
7032 PHILIP IVOR MAUNDER ESQ	17 FALCON CLOSE	WHITESTONE	NUNEATON	WARWICKSHIRE		CV11 6TE	O A O 1	1300
70005333071 MR DEREK JOHN MAURICE	LYMINGTON HOUSE	POTTERNE ROAD	DEVIZES	WILTSHIRE		SN10 5DE	O A O 1	2150
22805 MR TREVOR RONALD MAWHINNEY	115 BANGOR ROAD	HOLYWOOD	COUNTY DOWN			BT18 0LR	O A O 1	700
22842 MR RICHARD MAYNE	131A GAINSBOROUGH AVENU	MANOR PARK	LONDON			E12 6JN	O A O 1	259
6937 MR PAUL MCALEA	28 TORNAGROUGH ROAD	HANNAHSTOWN	BELFAST			BT17 0NL	O A O 1	4000
22881 MR JOHN MCANDREW	6 HILLTOP WAY	STANMORE	MIDDLESEX			HA7 3DB	O A O 1	1199
22909 MRS ANNE MCCABE	5 COLBURNE CLOSE	BURSCOUGH	ORMSKIRK	LANCS		L40 4LB	O A O 1	150
22910 MR FERGAL HUGH MCCAFFERY FH	14 GARVEY WOOD	GROVE ROAD	BALLYMENA	ANTRIM		BT43 6PL	O A O 1	2721
6332 MR BARRY NOEL MCCONNELL	36 OXHEY ROAD	WATFORD	HERTFORDSHIRE			WD19 4QQ	O A O 1	11666
22961 MR JAMES ARCHIBALD MCCREADY	31 COLUMBINE WAY	LITTLEHAMPTON	WEST SUSSEX			BN17 5UX	O A O 1	1750
22973 MISS SHEILA KATHLEEN MCCULLAGH	27 ROYAL CRESCENT	BATH	BATH			BA1 2LT	O A O 1	4651
22985 MR WILLIAM HENRY MCCULLY	38 PLYMTREE DRIVE	PLYMPTON	PLYMOUTH			PL7 4LX	O A O 1	2626
4295 MRS JILL AMANDA MCERVEL	THE MAISONETTE	9 DERRYVOLGIE AVENUE	BELFAST			BT9 6FL	O A O 1	1000
6893 MRS JILL AMANDA MCERVEL	THE MEWS	9 DERRYVOLGIE AVENUE	BELFAST			BT9 6FL	O A O 1	2000
1938 JOHN MCGARRY ESQ	58 WYTHENSHAWE ROAD	SALE	CHESHIRE			M33 2JX	O A O 1	45000
23019 MR BRIAN MCGEEHAN	ESTBORNE	KILLHEAD	ST. STEPHEN	ST. AUSTELL	CORNWALL	PL26 7QQ	O A O 1	1500
23032 MR SEAN MCGILL	29 GLENMAKEERAN ROAD	BALLYVOY	BALLYCASTLE	COUNTY ANTRIM		BT54 6PU	O A O 1	500
23044 DR DAMIAN VINCENT MCGIVERN	44 NORTHGATE	WALKINGTON	BEVERLEY			HU17 8ST	O A O 1	514
34903 MR DONALD MCGOLDRICK	17 CARRIFFVALE	CLOUGHOGE	NEWRY	NORTHERN IRELAND		BT35 6TS	O A O 1	4000
36406 MR ADRIAN ANTHONY MCGOVERN	20 DRUMSESK PLACE	WARRENPOINT	NEWRY	CO DOWN		BT34 3NL	O A O 1	60000
4627 MRS JOANNE FAYE MCGOVERN	3 GRAFTON PLACE	STORTFORD ROAD	STANDON	HERTFORDSHIRE		SG11 1LT	O A O 1	5000
4539 MRS JOANNE FAYE MCGOVERN	3 GRAFTON PLACE	STORTFORD ROAD	STANDON	HERTFORDSHIRE		SG11 1LT	O A O 1	5000
23068 MRS OLIVE BRENDA MCHALE	SEVENOAKS	TURNPIKE LANE	BICKERTON	WETHERBY	YORKSHIRE	LS22 5EP	O A O 1	4000
23371 SAMUEL FREDERICK GARY MCKANE ESQ	20 BESSIAGH ROAD	COOKSTOWN	COUNTY TYRONE			BT80 8SN	O A O 1	2000
34747 MR DOUGLAS MCKENZIE	17 NETHERMAINS ROAD	MUCHALLS	STONEHAVEN	KINCARDINESHIRE		AB39 3RN	O A O 1	1000
23112 MR MARC PETER MCKINLAY	44 ESSLEMONT AVENUE	ABERDEEN	ABERDEENSHIRE			AB25 1SD	O A O 1	50
36511 MR HUGH MCLAUGHLIN	BENSLIE HOUSE	BENSLIE	KILWINNING			KA13 7GY	O A O 1	2116
4652 MR RALPH MCLEAN	21 DENVER ROAD	LONDON	LONDON			N16 3JL	O A O 1	3913
34575 MRS SUSAN MCNAB	20 KESTREL ROAD	BASINGSTOKE	HAMPSHIRE			RG22 5PB	O A O 1	1090
70004783507 MR DONALD ROBERTSON MCNAUGHTON	3 FERRYBANK	COUNTRAIVE	BY DUNOON	ARGYLL		PA22 3AR	O A O 1	1000
23204 DAVID MCKNIGHT ESQ	REGENT HOUSE	HEATON LANE	STOCKPORT	CHESHIRE		SK4 1BS	O A O 1	5619
23216 TERENCE PATRICK MCNEILL ESQ	720 BEVERLEY ROAD	HULL				MU8 7JG	O A O 1	371
35793 JOHN PATRICK MCNULTY ESQ	41 WALTON ROAD	CLEVEDON	NORTH SOMERSET			BS21 6AG	O A O 1	2200
23255 D W MCRITCHIE	7 LADYBROOK ROAD	BRAMHALL	STOCKPORT			SK7 3LZ	O A O 1	9230
5743 MRS BRIDGET VERONICA MEAKIN	32 WINNIFFE GARDENS	GLEBE PARK	LINCOLNSHIRE			LN2 4RP	O A O 1	2500
8798 MR GEOFFREY THOMAS MEAKIN	SLAINTE	8 CLOVERS LANE	BALDERTON	NEWARK	NOTTINGHAMS	NG24 3LW	O A O 1	2333
2537 MR ZHORRES MEDVEDEV	4 OSBORN GARDENS	LONDON	LONDON			NW7 1DY	O A O 1	2333
7257 MR ZHORES MEDVEDEV	4 OSBORN GARDENS	MILL HILL	LONDON			NW7 1DY	O A O 1	7966
3815 MRS JILLIAN MEGRAM	1 SEYMOUR ROAD	MILE END	STOCKPORT	CHESHIRE		SK2 6ES	O A O 1	1770

Acct	Name	Address 1	Address 2	Address 3	Address 4	Address 5	Postcode	Flags	Amount
23308	MISS GUNVANTI MEHTA	50 TIVERTON ROAD	HOUNSLOW	MIDDX			TW3 4JD	O A O 1	300
70003637375	MELLON NOMINEES (UK) LIMITED	PO BOX 38988	180 QUEEN VICTORIA STREET	LONDON			EC4V 4LA	5 A O 1	350479
23323	MR RONALD MELLOR	WOODLAND	MANOR MEWS	MOORLAND ROAD	POULTON		FY6 7EU	O A O 1	359
23336	MRS ERAINE MERCADO	3 CRAMARK CLOSE	HEATON	BOLTON	LANCS		BL1 5XP	O A O 1	1178
23372	ANTHONY OWEN MERRILL ESQ	20 DONCASTER ROAD	ACKWORTH	PONTEFRACT	WEST YORKSHIRE		WF7 7DD	O A O 1	2000
70000005145	MERRILL LYNCH INTERNATIONAL	P.O. BOX 293	20 FARRINGDON ROAD	LONDON			EC1M 3NH	O A O 1	34079
70001950463	MERSHIP NOMINEES LIMITED	CAPSTAN HOUSE	ONE CLOVE CRESENT	EAST INDIA DOCK	LONDON		E14 2BH	5 A O 1	2333
23384	NEIL MESTON ESQ	112 LOWFIELD STREET	DARTFORD	KENT			DA1 1JB	O A O 1	468
23396	MR DONALD METCALFE	63 NORMAN PLACE ROAD	COVENTRY				CV6 2SS	O A O 1	1015
70000751335	M.E.W. NOMINEES LIMITED	BARTLETT HOUSE	9-12 BASINGHALL STREET	LONDON			EC2V 5NS	5 A O 1	10000
23437	MRS LIDIA MICHANICOU	31 CHESTNUT DRIVE	HARROW	MIDDX			HA3 7DL	O A O 1	10024
3641	MR JAMES MCROBERT MIDDLETON	5 CRABTREE CLOSE	OLNEY	BUCKINGHAMSHIRE			MK46 5DU	O A O 1	1050
23450	MR JOHN PATRICK MIDDLETON	96 SOUTHAMPTON ROAD	PARK GATE	SOUTHAMPTON	HAMPSHIRE		SO31 6AF	O A O 1	353
70002472538	TIMOTHY DAVID MILBURN ESQ	HOLLY HOUSE	LOWES CLOSE	STOKENCURCH	BUCKS		HP14 3TN	O A O 1	233
495	MR RICHARD EDWIN MILL	2 ERW LAS	CLOCAENOG	RUTHIN	DENBIGHSHIRE		LL15 2AX	O A O 1	1000
3180	MR KENNETH MILLAR	49 STATION ROAD	TWYFORD	READING			RG10 9NS	O A O 1	2500
23486	MISS SUSAN JANE MILLARD	FLAT A	MOORE HOUSE	457 FULHAM ROAD	LONDON	LONDON	SW6 1HH	O A O 1	5443
34097	MR CARL MILLER	5 LODGE LANE	BEWSEY	WARRINGTON	CHESHIRE		WA5 5AG	O A O 1	1000
23505	MR RONALD LESLIE MILLER	35 WINDING WAY	LEEDS				LS17 7RG	O A O 1	350
23517	MRS SYLVIA NICHOLL MILLER	40 GREENHILL AVENUE	GIFFNOCK	GLASGOW			G46 6QQ	O A O 1	233
3770	MR VIVIAN REGINALD LANZON-MILLER	21 LASHFORD LANE	DRY SANDFORD	ABINGDON	OXON		OX13 6DY	O A O 1	2000
23530	MR SYDNEY DENNIS MILLS	41 OLD ORCHARD LANE	LEYBOURNE	WEST MALLING	KENT		ME19 5OH	O A O 1	123
23542	MRS WINIFRED DOREEN MILLS	3 RUGBY MEWS	BELFAST	COUNTY ANTRIM			BT7 1SS	O A O 1	553
2472	MRS AUDREY LILLIAN MILLWARD	DEAN COTTAGE	PUDDLEBROOK	DRYBROOK	GLOS		GL17 9HP	O A O 1	7000
5277	MRS YVELINE SOPHIE MILNER	19 WILBURY ROAD	HOVE	EAST SUSSEX			BN3 3JL	O A O 1	442
126	MR GERALD DAVID MILNES	37 HALL STREET	PURSTON	FEATHERSTONE	PONTEFRACT WEST YORKS		WF7 5LS	O A O 1	2519
7068	MR SOHAIL MIRAN	129 ROOLEY LANE	BRADFORD	WEST YORKSHIRE			BD6 8JH	O A O 1	50
3705	MR RAKESH CHANDER MISRA	183 WETHERBY ROAD	LEEDS	WEST YORKSHIRE			LS17 8ND	O A O 1	333
23609	BIPIN MISTRY ESQ	32 STRAFFORD AVENUE	CLAYHALL	ILFORD	ESSEX		IG5 0TJ	O A O 1	340
23610	NARENDRABHAI MISTRY ESQ	12 BURGHEAD CLOSE	COLLEGE TOWN	SANDHURST	BERKSHIRE		GU47 0XL	O A O 1	243
23634	MRS HILDA MARY MITCHELL	362 BIRCH LANE	DUKINFIELD	CHESHIRE			SK16 5AZ	O A O 1	1340
2562	MRS SUSAN ANN MITCHELL	7 HIGHER MARKET STREET	PENRYN	CORNWALL			TR10 8ED	O A O 1	1000
23673	JONATHAN MOAKES ESQ	1 BERRY CLOSE	WILMSLOW				SK9 1LR	O A O 1	7385
23685	MR ABDUL HAFIZ MOGAL	100 BERKELEY AVENUE	HOUNSLOW	MIDDX			TW4 6LD	O A O 1	2333
5081	MR GEOFFREY CHARLES MONK	161 WINDSOR AVENUE	UXBRIDGE	MIDDLESEX			UB10 9BA	O A O 1	2000
4979	MR JOHN COLIN MONK	19 NORTHAGE CLOSE	QUORN	LOUGHBOROUGH	LEICS		LE12 8AT	O A O 1	3999
23741	MR DAVID MONKS	82 STONDON PARK	LONDON				SE23 1JS	O A O 1	350
23753	MR SAMUEL ALBERT JOHNSTON MONTEITH	8 ORBY GRANGE	CASTLEREAGH ROAD	BELFAST			BT5 5PR	O A O 1	1000
2447	MR ANAND MOODLEY	3 CORBIN AVENUE	FERNDOWN	DORSET			BH22 8AE	O A O 1	1000
23806	BARRIE NICHOLSON MOORE ESQ	CORNER HOUSE	ORCHARD GARTH	LOW GREEN	COPMANTHORPE		YO23 3YP	O A O 1	4000
6077	MR CHRISTOPHER JOHN MOORE	13 DURLING COURT	RAINHAM	GILLINGHAM	KENT		ME8 8EB	O A O 1	543
6400	MISS ROSALINE MORADIAN	13 CONISTON GARDENS	WEMBLEY	MIDDLESEX			HA9 8SE	O A O 1	5409
1324	MR DAVID HAYDN MORGAN	23 CAMDEN ROAD	BRECON	POWYS			LD3 7RS	O A O 1	4597
23869	MR DAVID RHYS MORGAN	18 GELLI AUR	TREBOETH	SWANSEA			SA5 9DG	O A O 1	582
3782	DENNIS MORGAN ESQ	77 BLAKE HALL ROAD	LONDON				E11 3QX	O A O 1	4000
23870	MRS JANET NORAH MORGAN	48 LEICESTER ROAD	BARNET	HERTS			EN5 5DB	O A O 1	468
70005269985	SEAN MORGAN JONES ESQ	TRESPASSERS W	GREAT TANGLEY	WONERSH	GUILDFORD SURREY		GU5 0PT	O A O 1	750
38120	MRS KATHRYN ANNE LITTLE MORGAN	5 KASSALA ROAD	LONDON				SW11 4HN	O A O 1	11581
73682	MR NEIL LEE MORGAN	32 BODMIN AVENUE	WIGSTON	LEICESTERSHIRE			LE18 2HB	O A O 1	1000
70002612078	MORGAN STANLEY QUILTER NOMINEES	LIMITED	ST HELEN'S	1 UNDERSHAFT	LONDON		EC3A 8BB	5 A O 1	41185
23603	HAROLD MORLEY ESQ	HIGH LODGE	WHIRLEY LANE	HENBURY	MACCLESFIELD CHESHIRE		SK10 4RR	O A O 1	17718
23915	MRS HELEN MORLEY	9 PENTLAND DRIVE	NORTH HYKEHAM	LINCOLN	LINCOLNSHIRE		LN6 9TG	O A O 1	318
23927	JAMES CHRISTIAN MORLEY ESQ	9 PENTLAND DRIVE	NORTH HYKEHAM	LINCOLN			LN6 9TG	O A O 1	250
23939	JEREMY D MORLEY ESQ	230 PARK AVENUE	SUITE 936	NEW YORK	NEW YORK 101 USA			O T O 1	18451
23952	SYDNEY MORLEY ESQ	10 COTTESMORE GARDENS	HALE BARNS	NR ALTRINCHAM	CHESHIRE		WA15 8TS	O A O 1	22151
23991	MISS NICOLE JOYCE FRASER MORRISON	92 PORTAL ROAD	GRANGEMOUTH	STIRLINGSHIRE			FK3 8ST	O A O 1	219
34190	NICHOLAS MORROW ESQ	17 HAWKSWORTH CLOSE	LEEK	STAFFORDSHIRE			ST13 8HH	O A O 1	1000
70000294651	MORSTAN NOMINEES LIMITED	11 BROOKMAWR	CANARY WHARF	LONDON			E14 4QA	5 A O 1	1021
70001977215	MORSTAN NOMINEES LIMITED	25 CABOT SQUARE	CANARY WHARF	LONDON			E14 4QA	5 A O 1	3354783
70003810634	MORSTAN NOMINEES LIMITED	25 CABOT SQUARE	CANARY WHARF	LONDON			E14 4QA	5 A O 1	4345000
5601	MRS TERESA MARIE MORTIMER	191 GLOUCESTER STREET	CIRENCESTER	GLOUCESTERSHIRE			GL7 2DP	O A O 1	815
24026	MRS CHRISTINE MARY MORTON	13 JULIUS ROAD	BISHOPSTON	BRISTOL			BS7 8EU	O A O 1	506
7372	MR ANTHONY TOBIAS MOSS	6 KINGSLEY CLOSE	LONDON				N2 0ES	O A O 1	6000
24055	MRS SUSAN LOUISE MOSS	50 BAKEWELL DRIVE	STONE	STAFFORDSHIRE			ST15 8YR	O A O 1	595
24087	MRS BEATRICE ANN MOTT	1 HOLLYCOMBE	ENGLEFIELD GREEN	EGHAM	SURREY		TW20 0LQ	O A O 1	4000
24079	CAROL MOULE	CHYGURNO	LAMORNA	PENZANCE	CORNWALL		TR19 9XH	O A O 1	6481
24080	CLAIRE MOULE		85 CHAPEL STREET	MACCLESFIELD			SK11 6SJ	O A O 1	1846
24092	ROBERT D MOULE ESQ	CHYGURNO	LAMORNA	PENZANCE	CORNWALL		TR19 9XH	O A O 1	6481
24108	SIMON MOULE ESQ	33D SINCLAIR ROAD	LONDON				W14 0NS	O A O 1	1046
24111	THOMAS MOULE ESQ	3 ALDERLEY ROAD	PRESTBURY	CHESHIRE			SK10 4RH	O A O 1	1846
24135	RICHARD THOMAS MOUNTAIN ESQ	THE OLD RECTORY	ASTERBY	LOUTH	LN11 9UF			O A O 1	70000
6925	RICHARD THOMAS MOUNTAIN ESQ	THE OLD RECTORY	ASTERBY	LOUTH	LN11 9UF			O A O 1	10000
24201	MR MAHMUD ELAHI MUGHAL	87 STACEY ROAD	CARDIFF	SOUTH GLAMORGAN			CF24 1DT	O A O 1	333
24226	TAPAN KUMAR MUKHERJEE ESQ	295 EAGLE PARK	MARTON	MIDDLESBROUGH	CLEVELAND		TS8 9QR	O A O 1	3292
7323	MR BRIAN MULHALL	GOSLINGSTOWN	CALLAN ROAD	CO KILKENNY	IRELAND			O T O 1	5200
24249	MOHAMMED MASUM MULLA ESQ	14 SMITHDORRIEN ROAD	LEICESTER				LE5 4BF	O A O 1	1155
70005386042	MR MICHAEL MULLANEY	11 BROOKMAWR	CASTLEBAR	CO MAYO	IRELAND			O A O 1	1000
24274	MRS HELEN DONALD MUNNS	24 GREENSOME DRIVE	FERNDOWN	DORSET			BH22 9BE	O A O 1	2000
24329	MR JOHN MURPHY	90 LONDON ROAD	ENFIELD	MIDDLESEX			EN2 6EU	O A O 1	2334
24342	MARTIN FRANCIS MURRAY ESQ	28 WINDLEAVES ROAD	CASTLE BROMWICH	BIRMINGHAM	WEST MIDLANDS		B36 0BS	O A O 1	250
4060	MR MOOLAMKUZHIEL RAGHAVAN	VISWANATH 19 ADWALTON CLOSE	FRESHBROOK	SWINDON			SN5 8NG	O A O 1	1166
24353	MR SHU YAN NAM	99 ROWNHAMS ROAD	SOUTHAMPTON				SO16 5EB	O A O 1	500
24410	DR DIANE SYLVIA NASH	BRAE HOUSE	PERRYMEAD	BATH	AVON		BA2 5AX	O A O 1	500
70001965987	NATEXIS BLEICHROEDER INC	CITIGROUP CENTRE	CANADA SQUARE	LONDON			E14 5LB	O A O 1	7150
70003213285	NATWEST PEP NOMINEES LIMITED	55 MANSELL STREET	LONDON				E1 8AN	5 A O 1	179279
1094	MARK NAYLOR ESQ	15 CALDEFORD AVENUE	MONKSPATH	SOLIHULL	WEST MIDLANDS		B90 4UE	O A O 1	1183
24485	NB3 NOMINEES LIMITED	20 LITTLE BRITAIN	LONDON				EC1A 7DH	5 A O 1	2
70001757847	NCL (NOMINEES) LIMITED	BARTLETT HOUSE	9-12 BASINGHALL STREET	LONDON			EC2V 5NS	5 A O 1	23500
70002231357	NCL (NOMINEES) LIMITED	BARTLETT HOUSE	9-12 BASINGHALL STREET	LONDON			EC2V 5NS	5 A O 1	5500
70004355163	NCL (NOMINEES) LIMITED	BARTLETT HOUSE	9-12 BASINGHALL STREET	LONDON			EC2V 5NS	5 A O 1	125000
70001972822	NCL (NOMINEES) LIMITED	BARTLETT HOUSE	9-12 BASINGHALL STREET	LONDON			EC2V 5NS	5 A O 1	50000
70003692278	NCL (NOMINEES) LIMITED	BARTLETT HOUSE	9-12 BASINGHALL STREET	LONDON			EC2V 5NS	5 A O 1	8500
70004785292	NCL (NOMINEES) LIMITED	BARTLETT HOUSE	9-12 BASINGHALL STREET	LONDON			EC2V 5NS	5 A O 1	9000
24487	MRS MARGARET NEAL	49 CRANLEIGH DRIVE	SWANLEY	KENT			BR8 8NZ	O A O 1	700
34126	MISS SARAH JAYNE NEALE	114 MOUNT PLEASANT LANE	BRICKETT WOOD	NR ST ALBANS	HERTS		AL2 3XD	O A O 1	500
24514	PROF STEPHEN NEIDLE	3A WOODLANDS ROAD	BUSHEY	HERTFORDSHIRE			WD23 2LS	O A O 1	2000
24526	ARTHUR FREDERICK NEIGHBOUR ESQ	69 CARTER ROAD	GRAYTON	NORWICH			NR9 5DY	O A O 1	6750
70003522200	MR NIGEL NEILL	11 BALFOUR PLACE	UPPER RICHMOND ROAD	LONDON			SW15 6XR	O A O 1	7000
24538	MRS HYMA LUCIA NELSON		80 SAINT ANDREWS ROAD	ILFORD	ESSEX		IG1 3PE	O A O 1	496
2132	MR COLIN LESLIE NESS	18 TODD CLOSE	HOLMER GREEN	HIGH WYCOMBE	BUCKS		HP15 6UX	O A O 1	2000
24580	PHILIP NEWMAN ESQ	COPPERBEECH LODGE	25A STRATFORD ROAD	WATFORD			WD1 3QG	O A O 1	2000
6424	MISS EMILY FRANCES NEWTON	21 POOL ANTHONY DRIVE	TIVERTON	DEVON			EX16 4LT	O A O 1	274
6406	MR THOMAS WILLIAM NEWTON	21 POOL ANTHONY DRIVE	TIVERTON	DEVON			EX16 4LT	O A O 1	274
35336	MRS ELISABET HENDRINA J NICHOLAS	RIVERVIEW COTTAGE	BISHOPSWOOD	ROSS-ON-WYE			HR9 5QX	O A O 1	2000
35387	DEREK NICHOLS ESQ	24 ELWELL STREET	UPWEY	WEYMOUTH	DORSET		DT3 5QF	O A O 1	6000
24533	COLIN NICHOLSON ESQ	16 MONKRIDGE GARDENS	DUNSTON	TYNE & WEAR			NE11 9XE	O A O 1	500
24645	MR HARINDER SINGH NIJJAR		32 CRANBOURNE ROAD	SLOUGH	BERKS		SL1 2XF	O A O 1	184
24670	MRS JANET ELIZABETH NOCI	22 DALTON STREET	ST ALBANS	HERTFORDSHIRE			AL5 3GU	O A O 1	185
24682	MRS SHEENA NOLAN	17 KINGS CLOSE	BRAMHALL	CHESHIRE			SK7 3BH	O A O 1	3727
70000072948	NOMURA INTERNATIONAL PLC	NOMURA HOUSE	1 ST MARTINS-LE-GRAND	LONDON			EC1A 4NP	5 A O 1	973290
70003510497	NORDEA BANK DANMARK A/S	CITIGROUP CENTRE	CANADA SQUARE	LONDON			E14 5LB	5 A O 1	18655
24703	ANDREW RICHARD NORGATE ESQ	5 ANROYD STREET	DEWSBURY	WEST YORKSHIRE			WF13 4LT	O A O 1	380
24727	TERENCE ERNEST NORMAN ESQ	36 NORWICH ROAD	CAISTER ON SEA				NR30 5JS	O A O 1	2500
35300	MR NICHOLAS JOHN NORTHALL	43 PERRY HILL ROAD	OLDBURY	WEST MIDLANDS			B68 0AW	O A O 1	2000
70000000600	NORTRUST NOMINEES LIMITED	50 BANK STREET	CANARY WHARF	LONDON			E14 5NT	5 A O 1	1333929
70001157475	NORTRUST NOMINEES LIMITED	50 BANK STREET	CANARY WHARF	LONDON			E14 5NT	5 A O 1	422000
70001344758	NORTRUST NOMINEES LIMITED	50 BANK STREET	CANARY WHARF	LONDON			E14 5NT	5 A O 1	227501
24776	MRS JEANNE NURSEY	HILL FARM	SPRINGHILL	LT STAUGHTON	BEDS		MK44 2BS	O A O 1	2095
70000010442	NUTRACO NOMINEES LIMITED	ONE CANADA SQUARE	LONDON				E14 5AL	O A O 1	479
70000005053	N.Y. NOMINEES LIMITED	PO BOX 293	20 FARRINGDON ROAD	LONDON			EC1M 3NH	5 A O 1	1769290
36523	MRS ANGELA ANITA O DONNELL	AUTUMN HOUSE	WEST WOODBURN	HEXHAM	NORTHUMBERLAND		NE48 2RA	O A O 1	2112
70004136491	OAKWOOD NOMINEES LIMITED	91 DUKE STREET	LIVERPOOL				L1 5AA	5 A O 1	13454
24791	MR KENNETH DEREK O'BRIEN	SHILLAY	HIGH STREET	EWELME	WALLINGFORD OXFORDSHIRE		OX10 6HQ	O A O 1	219
1822	MRS MARIE O'BRIEN	25 SLATER STREET	LIVERPOOL	MERSEYSIDE			L1 4BW	O A O 1	2352
24807	MR MORGAN O'BRIEN	59 BLACKTHORN CLOSE	PORTMARNOCK	CO DUBLIN	IRELAND			O T O 1	1500
24819	MR PAUL ANTHONY O'BRIEN	10 SANDWELL DRIVE	SALE	CHESHIRE			M33 6JL	O A O 1	606
35372	MR PATRICK DANIEL JOHN O'CALLAGHAN	51 THE GROVE	UPMINSTER	ESSEX			RM14 2ES	O A O 1	812
36505	MR BRIAN GEORGE OGDEN	BRIENDA	STONDON MASSEY	BRENTWOOD	ESSEX		CM15 0ER	O A O 1	1500
34930	MR SAMANT ODEDRA	6 SPINDLE STREET	WEAVERS MEADOW	COVENTRY	WEST MIDLANDS		CV1 4NP	O A O 1	1250
70003494126	ODL NOMINEES LIMITED	SUITE 831	6TH FLOOR	SALISBURY HOUSE	LONDON WALL LONDON		EC2M 5QQ	5 A O 1	5850
24832	MRS KATE O'DONNELL	49 STAINING RISE	STAINING	BLACKPOOL			FY3 0BU	O A O 1	985
24844	MISS SARAH JANE O'DONNELL	500 BURTON ROAD	KINGSTON UPON THAMES	SURREY			KT2 5TF	O A O 1	981
5787	MR THOMAS FRANCIS O'DWYER	27 MARSTON WAY	WETHERBY	WEST YORKSHIRE			LS22 6XZ	O A O 1	901
24856	MICHAEL O'FEHILY ESQ	DUNROANIN	THE WARREN	BOYLE	CO ROSCOMMON			O T O 1	23720
352	MISS ELIZABETH OGILVIE	155 NETHERTON ROAD	GLASGOW				G13 1BH	O A O 1	1000
340	MRS MARLENE OGILVIE	25 OCHILTREE AVENUE	GLASGOW				G13 1LH	O A O 1	1000
24953	ROBERT OGNJENOVIC ESQ	86 PALATINE ROAD	MANCHESTER				M20 3JW	O A O 1	967
24971	MR MICHAEL JOHN O'GORMAN	23 ELGIN ROAD	SEVEN KINGS	ILFORD	ESSEX		IG3 8LL	O A O 1	1000

Name	Address 1	Address 2	Address 3	County		Postcode				Amount
35862 MR STEVEN NORMAN O'GRADY	84 YORK ROAD	WOLVERHAMPTON	WEST MIDLANDS			WV3 8LT	O A 0 1			2193
34643 MR HISASHI OHORI	2500 SUMMERLAKE ROAD	CHARLOTTE NC 28226	USA				O A 0 1			1000
24099 MR DAVID GEORGE OLIVER	1 LONGFIELD AVENUE	HEALD GREEN	CHEADLE	CHESHIRE		SK8 3NN	O A 0 1			800
25001 MRS DOROTHY ANN OLIVER	OAKWELL	HENSHAW	BARDON MILL	HEXHAM	NORTHUMBER NE47 7HP		O T 0 1			5067
25025 MR PAUL MICHAEL ONEILL	C/LUIS DE ARMINAN,63	APARTADO 851, GAUCIN		29480 MALAGA	SPAIN		O T 0 1			286
35686 ONGAR INVESTMENT LIMITED	FIELD HOUSE	YAPTON LANE	WALBERTON	ARUNDEL	WEST SUSSEX BN18 0AS		3 A 0 1			15000
25062 MR NEVILLE CHARLES ORMROD	599 NORWICH ROAD	IPSWICH	SUFFOLK			IP1 6JU	O A 0 1			1612
25074 STEVEN RICHARD ORR ESQ	83 WATERBEACH ROAD	SLOUGH	BERKSHIRE			SL1 3JU	O A 0 1			600
25086 WILLIAM EDWARD ORTON ESQ	6 GARDEN ROAD	WOOLMER GREEN	KNEBWORTH	HERTFORDSHIRE		SG3 6JZ	O A 0 1			2721
25117 MRS MARINA AGNES OTHMAN	10 ULLSWATER ROAD	BARNES	LONDON			SW13 9PJ	O A 0 1			190
25129 MRS MARGARET ANN OVERY	SWINBROOK HOUSE	LINDFIELD ROAD	ARDINGLY	WEST SUSSEX		RH17 6TB	O A 0 1			816
25154 PETER GRAHAM OXENHAM ESQ	10 WHITWORTH MEADOW	BINCHESTER MOOR	SPENNYMOOR	COUNTY DURHAM		DL16 7BH	O A 0 1			192
25178 MS JANE ANGELA PAGE	SOUTHERDOWN	11 MEON ROAD	MICKLETON	CHIPPING CAM; GLOUCESTER! GL55 6TB			O A 0 1			1000
25181 NEIL PAIN ESQ	38 ESKDALE ROAD	BEXLEY HEATH	KENT			DA7 5DL	O A 0 1			5443
3454 MR ANTHONY PHILIP PAINE	4 LOWER WESTFORD	WELLINGTON	SOMERSET			TA21 0DN	O A 0 1			3966
25209 MR FREDERICK EDWARD PALMER	19 HAMMY CLOSE	SHOREHAM-BY-SEA	WEST SUSSEX			BN43 6SL	O A 0 1			4000
1574 MRS JENNIFER ANNE PALMER	30 GREAT MEADOW ROAD	BRADLEY STOKE	BRISTOL			BS32 8DA	O A 0 1			1000
25222 DR BARRY PANARETOU	25 FAIRLAWN AVENUE	WAST FINCHLEY	LONDON			N2 9PS	O A 0 1			813
25246 HUEN KWOK PANG ESQ	7 CHESTNUT CLOSE	HORNCASTLE	LINCOLNSHIRE			LN9 5ET	O A 0 1			1000
8381 MR DENIS RICHARD DALTON PANNETT	1 WOODLANDS DRIVE	BEACONSFIELD	BUCKS			HP9 1JY	O A 0 1			2631
35781 MR RICHARD JOHN PARAMOUR	17 ANGELLS MEADOW	ASHWELL				SG7 5QS	O A 0 1			7000
70005418624 JOHN RAE PARK ESQ	6 GRANVILLE PLACE	ABERDEEN				AB10 1TX	O A 0 1			32599
25285 MR ANDREW PARKER	FLAT 1	205 WENDOVER ROAD	STAINES	MIDDLESEX		TW18 3DF	O A 0 1			140
8713 MISS HANNA PARKER	53 FILCHING ROAD	OLD TOWN	EASTBOURNE	EAST SUSSEX		BN20 8SD	O A 0 1			2000
25302 STEVEN PARKER ESQ	14 THE PLAT	HORSHAM	WEST SUSSEX			RH12 2AE	O A 0 1			2245
25341 RICHARD FENTON PARKIN ESQ	127 BEDALE DRIVE	SKELMANTHORPE	HUDDERSFIELD			HD8 9EU	O A 0 1			3383
25338 MRS CLAIRE TRAVERS PARKINSON	SADDLESTONE COTTAGE	SADDLE RD	DOUGLAS	ISLE OF MAN		IM2 1HL	O A 0 1			770
25377 DONALD LESLIE PARSONS ESQ	1 THE MEWS	BODMIN HILL	LOSTWITHIEL	CORNWALL		PL22 0AH	O A 0 1			233
25389 MRS BRENDA PASCOE	VALLEY PARK	GORRAN	ST AUSTELL	CORNWALL		PL26 6NW	O A 0 1			990
35094 MR JAMES SEAN PASHLEY	9 SPRINGFIELD ROAD	HOLMEWOOD	CHESTERFIELD	DERBYSHIRE		S42 5SP	O A 0 1			2500
35834 ASHWIN REVABHAI PATEL ESQ	83 BLENHIEM GARDENS	KINGSTON UPON THAMES	SURREY			KT2 7BJ	O A 0 1			2173
25470 MR CHANDRESH PATEL	27 WENTWORTH PARK	LONDON				N3 1YE	O A 0 1			500
25540 JADADJI PATEL ESQ	117 TOKYNGTON AVENUE	WEMBLEY	MIDDLESEX			HA9 6HA	O A 0 1			228
25576 MR JAGDISH CHANDRA PATEL	14-15 VIVIAN AVENUE	HENDON	LONDON			NW4 3YB	O A 0 1			2500
25552 MR JERAM MITHA PATEL	26 VICTOR GROVE	WEMBLEY	MIDDX			HA0 4JJ	O A 0 1			2333
7007 MR JERAM MITHA KAMJI PATEL	26 VICTOR GROVE	WEMBLEY	MIDDLESEX			HA0 4JJ	O A 0 1			2000
25691 MRS LOPA TUSHAR PATEL	7 GRANGE ROAD	ORPINGTON	KENT			BR6 8ED	O A 0 1			200
25819 MRS MANIBEN PATEL	307 HERTFORD ROAD	ENFIELD HIGHWAY	ENFIELD			EN3 5PR	O A 0 1			2000
5974 MR NARENDRA TRIBHOVAN PATEL	13 KELENSVILLE AVENUE	SALFORD	LANCASHIRE			M6 6RQ	O A 0 1			2100
25820 MISS NILAM PATEL	27 WENTWORTH PARK	FINCHLEY	LONDON			N3 1YE	O A 0 1			1700
4722 NILKANTH CHHOTABHAI PATEL ESQ	35 KNIGHTS ROAD	HOO	ROCHESTER	KENT		ME3 9ET	O A 0 1			5000
34471 MR RAMANBHAI AMBALAL PATEL	63 BARN HILL	WEMBLEY	MIDDLESEX			HA9 9LL	O A 0 1			240
25632 MRS RAMILA PATEL	7 ST. ANDREWS AVENUE	WEMBLEY	MIDDLESEX			HA0 2GB	O A 0 1			442
25671 MRS VASUNDHARA PATEL	CLOVERLEAZE BUNGALOW	CODRINGTON CHIPPING SODBURY	BRISTOL	AVON		BS37 6SA	O A 0 1			1380
25695 VIRENDA PATEL ESQ	41 RUTLAND ROAD	HARROW	MIDDLESEX			HA1 4JN	O A 0 1			1000
25700 MISS VRUSHA PATEL	47 FRIERN COURT	FRIERN BARNET LANE	WHETSTONE			N20 0NJ	O A 0 1			1074
4720 YAGNESH NILKANTH PATEL ESQ	35 KNIGHTS ROAD	HOO	ROCHESTER	KENT		ME3 9DT	O A 0 1			5000
70005269436 MR MICHAEL DAVID PATTEN	FLAT 5 CASTLE COURT	176 CASTELNAU	LOTHIAN			SW13 9CH	O A 0 1			566
25751 MR DAVID PATTERSON	22 THE DALES	COOKSTOWN	COUNTY TYRONE			BT80 8TF	O A 0 1			443
8296 MS ANGELA JANE PAWLEY	6 PINE COURT	CRANLEY ROAD	GUILDFORD	SURREY		GU1 2JF	O A 0 1			490
8213 GLENN CLARENCE ARTHUR PAYNE ESQ	100 SCHOOL ROAD	ASHFORD	MIDDLESEX			TW15 2AL	O A 0 1			770
8225 STEWART WILLIAM JAMES PAYNE ESQ	9 WHITE HERMITAGE	CHURCH ROAD	OLD WINDSOR	BERKS		SL4 0JX	O A 0 1			770
25799 ROBERT NEVILLE PEACOCK ESQ	2 DOWNS END	KNUTSFORD	CHESHIRE			WA18 8SQ	O A 0 1			833
25826 JOHN ERNEST PEARCE ESQ	5 WESLEY CLOSE	MUNDESLEY	NORWICH	NORFOLK		NR11 8LQ	O A 0 1			2000
25831 MR ANTONY MICHEAL PEARSON	7 WINCKLEY CLOSE	HOUGHTON ON THE HILL	LEICESTER	LEICS		LE7 9HS	O A 0 1			476
25843 MR DAVID PEARSON	31 GREENWAY DRIVE	SUTTON COLDFIELD	WEST MIDLANDS			B73 6SF	O A 0 1			816
25856 MRS HANA PEARSON	77 OAK ROAD	SITTINGBOURNE	KENT			ME10 3PL	O A 0 1			116
25867 MR JOHN PEARSON	82 RELDENE DRIVE	HULL				HU5 5HS	O A 0 1			240
25680 MRS SANDRA PATRICIA PEARSON	7 WINCKLEY CLOSE	HOUGHTON ON THE HILL	LEICESTER	LEICS		LE7 9HS	O A 0 1			1031
25882 STEPHEN PEARSON ESQ	36 PREBEND STREET	LONDON				N1 8PS	O A 0 1			1190
25923 EXOR OF ERNEST JOHN PECK DECEASED	73 FORDWYCH ROAD	LONDON				NW2 3TL	1 A 0 1			625
8004 MR KENNETH JAMES PEDERSEN	39 ARBUTHNOT ROAD	LONDON				SE14 5LS	O A 0 1			2000
25935 MR JOHN ANDREW PEDRICK	103 TENNISWOOD ROAD	ENFIELD	MIDDLESEX			EN1 3HF	O A 0 1			800
25959 MR ROBERT EDWIN PEEL	11 CLANCONNEL GARDENS	WARINGSTOWN	CRAIGAVON	CO ARMAGH	NORTHERN IRE BT66 7RP		O A 0 1			700
25972 MR RONALD FRANK PELL	118 LOWER FARNHAM ROAD	ALDERSHOT	HAMPSHIRE			GU12 4EJ	O A 0 1			525
25998 MRS RITA IRENE PENDER	36 BOGINGS GROVE	CLACTON ON SEA	ESSEX			CO16 8DP	O A 0 1			897
26010 MR BARRY PENDRY	LAYNES HOUSE	628-628 WATFORD WAY	LONDON			NW7 4RS	O A 0 1			1000
70004137528 CARL RICHARD PENNY ESQ	24E LUPUS STREET	PIMLICO	LONDON			SW1V 3DZ	O A 0 1			100000
26022 ADAM MICHAEL PENPRAZE ESQ	SEARCH LIGHT	LOVE LANE	PENRYN	CORNWALL		TR10 9LQ	O A 0 1			2000
3581 DR KAREN ZINKEWICH-PEOTTI	52 MILNER ROAD	BURNHAM	SLOUGH	BERKSHIRE		SL1 7PS	O A 0 1			1000
7020 MR AJITH PERERA	72 TUNIS ROAD	LONDON				W12 7EY	O A 0 1			1000
8330 JAMES PERRIS ESQ	HAY HOUSE	WESTBROOK HAY ESTATE	HEMEL HEMPSTEAD	HERTFORDSHIRE		HP1 2RE	O A 0 1			8000
8154 JOHN HENRY THOMAS PERRIS ESQ	HAY HOUSE	WESTBROOK HAY ESTATE	HEMEL HEMPSTEAD	HERTFORDSHIRE		HP1 2RE	O A 0 1			70000
35191 MR JAMES PERRY	6 ALBERT STREET	BROOMHILL	CANNOCK	STAFFORDSHIRE		WS11 5SA	O A 0 1			1500
70000064989 PERSHING KEEN NOMINEES LIMITED	CAPSTAN HOUSE	ONE CLOVE CRESCENT	EAST INDIA DOCK	LONDON		E14 2BH	5 A 0 1			2000
70001797890 PERSHING KEEN NOMINEES LIMITED	CAPSTAN HOUSE	ONE CLOVE CRESCENT	EAST INDIA DOCK	LONDON		E14 2BH	5 A 0 1			22308
70001815924 PERSHING KEEN NOMINEES LIMITED	CAPSTAN HOUSE	ONE CLOVE CRESCENT	EAST INDIA DOCK	LONDON		E14 2BH	5 A 0 1			5353
70001797690 PERSHING KEEN NOMINEES LIMITED	CAPSTAN HOUSE	ONE CLOVE CRESCENT	EAST INDIA DOCK	LONDON		E14 2BH	5 A 0 1			34919
70004089266 PERSHING KEEN NOMINEES LIMITED	CAPSTAN HOUSE	ONE CLOVE CRESCENT	EAST INDIA DOCK	LONDON		E14 2BH	5 A 0 1			35826
70001448175 PERSHING KEEN NOMINEES LIMITED	CAPSTAN HOUSE	ONE CLOVE CRESCENT	EAST INDIA DOCK	LONDON		E14 2BH	5 A 0 1			6450
70000009471 PERSHING KEEN NOMINEES LIMITED	CAPSTAN HOUSE	ONE CLOVE CRESCENT	EAST INDIA DOCK	LONDON		E14 2BH	5 A 0 1			613228
70000004901 PERSHING KEEN NOMINEES LIMITED	CAPSTAN HOUSE	ONE CLOVE CRESCENT	EAST INDIA DOCK	LONDON		E14 2BH	5 A 0 1			871287
70001624455 PERSHING KEEN NOMINEES LIMITED	CAPSTAN HOUSE	ONE CLOVE CRESCENT	EAST INDIA DOCK	LONDON		E14 2BH	5 A 0 1			63023
70000036657 PERSHING KEEN NOMINEES LIMITED	CAPSTAN HOUSE	ONE CLOVE CRESCENT	EAST INDIA DOCK	LONDON		E14 2BH	5 A 0 1			43193
70004710202 PERSHING KEEN NOMINEES LIMITED	CAPSTAN HOUSE	ONE CLOVE CRESCENT	EAST INDIA DOCK	LONDON		E14 2BH	5 A 0 1			52531
70004710308 PERSHING KEEN NOMINEES LIMITED	CAPSTAN HOUSE	ONE CLOVE CRESCENT	EAST INDIA DOCK	LONDON		E14 2BH	5 A 0 1			9000
70000616435 PERSHING KEEN NOMINEES LIMITED	CAPSTAN HOUSE	ONE CLOVE CRESCENT	EAST INDIA DOCK	LONDON		E14 2BH	5 A 0 1			117790
70000011521 PERSHING KEEN NOMINEES LIMITED	CAPSTAN HOUSE	ONE CLOVE CRESCENT	EAST INDIA DOCK	LONDON		E14 2BH	5 A 0 1			31000
70004744066 PERSHING KEEN NOMINEES LIMITED	CAPSTAN HOUSE	ONE CLOVE CRESCENT	EAST INDIA DOCK	LONDON		E14 2BH	5 A 0 1			77386
70004744068 PERSHING KEEN NOMINEES LIMITED	CAPSTAN HOUSE	ONE CLOVE CRESCENT	EAST INDIA DOCK	LONDON		E14 2BH	5 A 0 1			3635
70003397499 PERSHING KEEN NOMINEES LIMITED	CAPSTAN HOUSE	ONE CLOVE CRESCENT	EAST INDIA DOCK	LONDON		E14 2BH	5 A 0 1			59000
70004310585 PERSHING KEEN NOMINEES LIMITED	CAPSTAN HOUSE	ONE CLOVE CRESCENT	EAST INDIA DOCK	LONDON		E14 2BH	5 A 0 1			17200
70000645233 PERSHING KEEN NOMINEES LIMITED	CAPSTAN HOUSE	ONE CLOVE CRESCENT	EAST INDIA DOCK	LONDON		E14 2BH	5 A 0 1			7000
70000599356 PERSHING KEEN NOMINEES LIMITED	CAPSTAN HOUSE	ONE CLOVE CRESCENT	EAST INDIA DOCK	LONDON		E14 2BH	5 A 0 1			139933
70001772688 PERSHING KEEN NOMINEES LIMITED	CAPSTAN HOUSE	ONE CLOVE CRESCENT	EAST INDIA DOCK	LONDON		E14 2BH	5 A 0 1			10000
70000709389 PERSHING KEEN NOMINEES LIMITED	CAPSTAN HOUSE	ONE CLOVE CRESCENT	EAST INDIA DOCK	LONDON		E14 2BH	5 A 0 1			32780
70001054398 PERSHING KEEN NOMINEES LIMITED	CAPSTAN HOUSE	ONE CLOVE CRESCENT	EAST INDIA DOCK	LONDON		E14 2BH	5 A 0 1			15898
70000031432 PERSHING KEEN NOMINEES LIMITED	CAPSTAN HOUSE	ONE CLOVE CRESCENT	EAST INDIA DOCK	LONDON		E14 2BH	5 A 0 1			65250
70000032495 PERSHING KEEN NOMINEES LIMITED	CAPSTAN HOUSE	ONE CLOVE CRESCENT	EAST INDIA DOCK	LONDON		E14 2BH	5 A 0 1			50500
70001700575 PERSHING KEEN NOMINEES LIMITED	CAPSTAN HOUSE	ONE CLOVE CRESCENT	EAST INDIA DOCK	LONDON		E14 2BH	5 A 0 1			1000
70000000912 PERSHING KEEN NOMINEES LIMITED	CAPSTAN HOUSE	ONE CLOVE CRESCENT	EAST INDIA DOCK	LONDON		E14 2BH	5 A 0 1			5000
36345 MOHAMMED PERVEZ ESQ	644 ACKLAM ROAD	MIDDLESBOROUGH	CLEVELAND			TS5 6BJ	O A 0 1			13114
34218 MR ROGER ANTHONY PETTY	14 BIRNAM CLOSE	LUTON				LU2 7AR	O A 0 1			3500
70000019838 PHILDREW NOMINEES LIMITED	21 LOMBARD STREET	LONDON				EC3V 9AH	5 A 0 1			357000
70004083184 PHILDREW NOMINEES LIMITED	21 LOMBARD STREET	LONDON				EC3V 9AH	5 A 0 1			131800
70001925823 PHILDREW NOMINEES LIMITED	21 LOMBARD STREET	LONDON				EC3V 9AH	5 A 0 1			783759
70001361247 PHILDREW NOMINEES LIMITED	21 LOMBARD STREET	LONDON				EC7V 9AH	5 A 0 1			5706624
5207 ALISTAIR STEWART JAMES PHILIP ESQ	8 OAKLANDS AVENUE	ESHER	SURREY			KT10 8HX	O A 0 1			423
70003445519 PHILLIP SECURITIES (UK) NOMINEES LIMITED	83/35 MANSELL STREET	LONDON				E1 8AN	5 A 0 1			71500
3179 MR ANDREW MICHAEL PHILLIPS	18 MAYFIELD GROVE	WILSDEN	BRADFORD	WEST YORKSHIRE		BD15 0EY	O A 0 1			10000
25141 MRS CARYS MARY PHILLIPS	TRESI'AUR	LLYNYFRAN ROAD	LLANDYSUL	DYFED		SA44 4JW	O A 0 1			863
8043 JOHN EDWARD PHILLIPS ESQ	16 ROYAL OAK CLOSE	BIGGLESWADE	BEDS			SG18 0BO	O A 0 1			3500
5824 MR MICHAEL EDWARD PHILLIPS	14 FINISTERE AVENUE	EASTBOURNE	EAST SUSSEX			BN23 6UJ	O A 0 1			1186
25138 MR ANDREW PETER PHILLIPSON	FOREST WAY	WASTE LANE	KELSALL	TARPORLEY CHESHIRE		CW6 0PE	O A 0 1			1739
1428 ALISTAIR PETER PHILP ESQ	PHILP HOUSE	HIGH STREET	ALYTH	BLAIRGOWRIE PERTHSHIRE		PH11 8DW	O A 0 1			3000
25165 VINCENT PICKERING ESQ	8 LICKINGS DRIVE	WISBECH	CAMBS			PE14 0RF	O A 0 1			915
26189 MS ANNE PIERPOINT	C/O ULSTER BANK LIMITED	237 ROCHESTOWN AVENUE	DUN LAOGHAIRE	CO DUBLIN	REPUBLIC OF IRELAND		O T 0 1			100
26299 PIRC LTD	CITYSIDE HOUSE	40 ADLER STREET	LONDON			E1 1EE	5 A 0 1			1
8842 MR GEOFFREY JOHN PITTS	2 DOWNE CLOSE	HORLEY	SURREY			RH6 8AQ	O A 0 1			10000
26315 MR DAVID PLATT	THE GRANGE	HILCOTE ECCLESHALL	STAFFORD	STAFFORDSHIRE		ST21 6JX	O A 0 1			2911
26327 MRS JEANNE MARY PLUMMER	35 PINEWOOD GROVE	NEW HAW	ADDLESTONE	SURREY		KT15 3BU	O A 0 1			466
26340 GEOFFREY RICHARD POEL ESQ	LITTLECROFT	MILL HILL	SHENFIELD	BRENTWOOD ESSEX		CM15 8EU	O A 0 1			1000
26352 MS EILEEN CATHERINE POH	20 HOLDERS HILL GRDS	HENDON	LONDON			NW4 1NP	O A 0 1			1000
26364 DAMIAN POLAND ESQ	31 MOSS ROAD	BALLYNAHINCH	CO DOWN			BT24 8EG	O A 0 1			940
26376 MR DAMIAN PATRICK POLAND	31 MOSS ROAD	BALLYNAHINCH				BT24 8EG	O A 0 1			613
26360 ERIC NORMAN POLLARD ESQ	1 VICTORIA COURT	ROTHWELL				NN14 8TS	O A 0 1			233
36171 MISS JILL POLLOCK	223A TUFNELL PARK ROAD	LONDON				N19 5EP	O A 0 1			11453
26432 MRS SUSAN MARGARET MCRAE POOLE	106 BADSHOT PARK	BADSHOT LEA	FARNHAM	SURREY		GU9 9NE	O A 0 1			564
26468 MS BEVERLEY PORTWOOD	10A THE MARKET PLACE	HAMPSTEAD GARDEN SUBURB	LONDON			NW11 6UG	O A 0 1			155
70000680090 POSSFUND NOMINEES LIMITED	C/O THE CHASE MANHATTAN	125 LONDON WALL	LONDON			EC2Y 5AJ	5 A 0 1			757895
917 MR COLIN DAVID POTTER	14 STATHAM CLOSE	LYMM	CHESHIRE			WA13 9NN	O A 0 1			660
26483 MR PHILIP WHITE POTTER	20 NOAK HILL ROAD	BILLERICAY	ESSEX			CM12 9UX	O A 0 1			200
26495 BRIAN JOHN POTTS ESQ	21 CROSSFIELD ROAD	OXENHOPE	KEIGHLEY	WEST YORKSHIRE		BD22 9SD	O A 0 1			2041
26500 MRS JOAN POTTS	217 DONAGHANIE ROAD	BERAGH	CO TYRONE			BT79 0RZ	O A 0 1			256
26524 MR STEVEN LAWRENCE POUNTAIN	18 CHURCHILL ST.	ROCHDALE	LANCASHIRE			OL11 5AB	O A 0 1			1000
26581 MRS KATHLEEN POW	COLLINGWOOD	UNDERTOWN	COMPTON MARTIN	BRISTOL		BS40 6ND	O A 0 1			2721
26563 MRS MOYA ELIZABETH POWELL	33 MOORSIDE ROAD	WERRINGTON	STOKE-ON-TRENT	STAFFORDSHIRE		ST9 0JE	O A 0 1			300
26599 MR PETER POWER	12 OATHILLS	CORSHAM	WILTSHIRE			SN13 9NL	O A 0 1			466

Account	Name	Address 1	Address 2	Town/Region	County		Postcode					Amount
1989	MR GEOFFREY STEPHEN POWICK			WEST MIDLANDS			WS3 5BX	O A	O	1		2916
26828	MRS SARAH PRATT	OAKLAND	OLLIEBERRIE LANE	BELSIZE	SARRATT	RICKMANSWORTH	WD3 4NT	O A	O	1		500
35164	MR TIMOTHY HARRY VERNON PRESCOTT	ST HELENS COTTAGE	DICKINSONS LANE	NORTH THORESBY	GRIMSBY	LINCOLNSHIRE	DN36 5RO	O A	O	1		1000
26655	DEREK ALAN PRESTON ESQ	14 FELL STREET	ULVERSTON	CUMBRIA			LA12 0AD	O A	O	1		1000
26679	BARRY JOHN PRICE ESQ	WARREN FARMHOUSE	WARREN LANE	COTTERED	HERTFORDSHIRE		SG9 9QG	O A	O	1		541312
36115	MRS VERA ROSE PRICE	84 DEAN DRIVE	WILMSLOW	CHESHIRE			SK9 2EY	O A	O	1		5000
190	MR ARTHUR RONALD PRINCE	GAYSARDS DEYNES ROAD	DEBDEN	SAFFRON WALDEN	ESSEX		CB11 3LG	O A	O	1		2000
70004282798	PRISM NOMINEES LIMITED	RODDIS HOUSE	OLD CHRISTCHURCH ROAD	BOURNEMOUTH			BH1 1LG	5 A	O	1		1750
70004687524	PRISM NOMINEES LIMITED	RODDIS HOUSE	OLD CHRISTCHURCH ROAD	BOURNEMOUTH			BH1 1LG	5 A	O	1		4500
70004933430	PRISM NOMINEES LIMITED	RODDIS HOUSE	OLD CHRISTCHURCH ROAD	BOURNEMOUTH			BH1 1LG	5 A	O	1		1000
2605	DAVID WYNFORD PRITCHARD ESQ	GER Y LLAN	LLANTOOD	CARDIGAN	PEMBS		SA43 3NU	O A	O	1		2916
26711	MRS JEANNE VIVIAN PRITCHARD	45 ARCADIAN AVENUE	BEXLEY	KENT			DA5 1JN	O A	O	1		5000
34874	MRS KAREN PRITCHARD	16 HUNTLY ROAD	TALBOT WOODS	BOURNEMOUTH	DORSET		BH3 7HH	O A	O	1		4000
6982	MARK ALAN PRITCHARD ESQ	KENILWORTH HOUSE	PILLEY STREET	PILLEY	LYMINGTON	HAMPSHIRE	SO41 5QG	O A	O	1		2272
26723	MRS CATHERINE PROCTER	34 BRECKNOCK ROAD	LONDON				N7 0DD	O A	O	1		875
26735	MR STEPHEN PROCTER	8 FORVIE COURT	COLLIESTON	ABERDEENSHIRE			AB41 8SG	O A	O	1		2333
26747	A PRODROMOU	12 BROOK FIELD AVENUE	EALING	LONDON			W5 1LA	O A	O	1		8000
5779	MR GEORGE PRODROMOU	11 GREATWOOD CLOSE	HYTHE	SOUTHAMPTON	HANTS		SO45 3BU	O A	O	1		8943
26759	MRS JOAN PRODROMOU	11 GREATWOOD CLOSE	HYTHE	SOUTHAMPTON	HANTS		SO45 3BU	O A	O	1		2721
70000695522	PRODUCTIVE NOMINEES LIMITED	BROADWALK HOUSE	5 APPOLD STREET	LONDON			EC2A 2DA	5 A	O	1		20000
70003103561	PRODUCTIVE NOMINEES LIMITED	BROADWALK HOUSE	5 APPOLD STREET	LONDON			EC2A 2DA	5 A	O	1		4750
70000220443	PRODUCTIVE NOMINEES LIMITED	BROADWALK HOUSE	5 APPOLD STREET	LONDON			EC2A 2DA	5 A	O	1		5000
70001841316	PRODUCTIVE NOMINEES LIMITED	BROADWALK HOUSE	5 APPOLD STREET	LONDON			EC2A 2DA	5 A	O	1		16000
26760	MR MARK RICHARD PROUDFOOT	12 LEICESTER ROAD	SALE	CHESHIRE			M33 7DU	O A	O	1		1000
3925	RICHARD KEITH PROWSE ESQ	17 FRIARS AVENUE	SHENFIELD	BRENTWOOD	ESSEX		CM15 8HY	O A	O	1		5000
2406	MR BERNARD PUCKEY	13 SANDY DELL	HEMPSTEAD	GILLINGHAM	KENT		ME7 3SZ	C A	O	1		20000
218	MR GORDON MORRIS PUGH	12 RYTHE RD	CLAYGATE	ESHER	SURREY		KT10 9DF	O A	O	1		8000
26796	MRS HELEN PUGH	77 ROSSLYN AVENUE	COVENTRY				CV6 1GL	C A	O	1		100
26801	MR BRYAN RAYMOND PUMPHREY	14 MELTON DRIVE	NEW HARTLEY	WHITLEY BAY	TYNE AND WEAR		NE25 0RD	C A	O	1		252
26825	THOMAS BARTON PYE ESQ	ESCOWBECK KNOWL	CATON	LANCASTER			LA2 9HS	O A	O	1		1166
70001561880	OGCI NOMINEES LIMITED	4TH FLOOR	SUTTON HOUSE	28-30 THE PARADE	ST. HELIER	JERSEY	JE4 8TE	5 A	O	1		17000
70000052385	QUILPEP NOMINEES LIMITED	ST HELEN'S	1 UNDERSHAFT	LONDON			EC3A 8BB	O A	O	1		125000
70001690472	QUILPEP NOMINEES LIMITED	ST HELEN'S	1 UNDERSHAFT	LONDON			EC3A 8BB	5 A	O	1		25000
34917	MRS SARA ROSALIND QUINLAN	41 SCHOOL HILL	STORRINGTON	WEST SUSSEX			RH20 4NA	O A	O	1		5000
2914	MR TERENCE QUINN	2 EASTOVER	ROMILEY	STOCKPORT	CHESHIRE		SK6 3ES	O A	O	1		2409
26874	MR GOPAL RABADIA	136 SHREWSBURY ROAD	LONDON				E7 8QB	O A	O	1		1000
36039	PAUL ANTHONY RACKHAM ESQ	MANOR FARM	BRIDGHAM	NORWICH			NR16 2RX	O A	O	1		50000
3968	MR IAIN PATTERSON RAE	WEST LODGE	LOCHGREEN	SOUTHWOOD ROAD	TROON		KA10 7EL	O A	O	1		10000
26917	MOHAMMAD RAHIMI ESQ	78 MENTON ROAD	MARROWME	BIRMINGHAM			B32 2XE	O A	O	1		2000
1873	IVAN RAHMAN ESQ	3 ALVERSTON AVENUE	LOW FELL	GATESHEAD	TYNE & WEAR			O A	O	1		10000
28929	MISS SALLY ANN RAINSFORD	20 BRAMBLE ROAD	SOUTHSEA	HAMPSHIRE			PO4 0DT	O A	O	1		795
7053	MR MOHAMMED AYAD RAIS	C OF UNITED TECHNICAL SER	PO BOX 277	ABU DHABI	UAE			O T	O	1		5675
4583	MR SURESH RAJENDRAM	3 LANERCOST GARDENS	SOUTHGATE	LONDON			N14 6QE	O A	O	1		1516
26906	MRS SUNITA RAM	FIELD HOUSE	WASTE LANE	BALSALL COMMON	COVENTRY		CV7 7GG	O A	O	1		100
26978	RICHARD RAMCHANDANI ESQ	67 PORTLAND AVENUE	NEW MALDEN	SURREY			KT3 6BB	O A	O	1		250
26981	MR CHANDRACOOMAR RAMDOUR	75 JANICE DRIVE	FULWOOD	PRESTON	LANCASHIRE		PR2 9TY	O A	O	1		680
26993	MRS LINDA RAMSDEN	THE CREST	53 MORTIMER HILL	TRING	HERTS		HP23 5JA	O A	O	1		1500
35965	MR PAUL RANDALL	7 TESTON HOUSE	TESTON	MAIDSTONE	KENT		ME18 5BU	O A	O	1		1618
27018	MR JOHN HOWELL RANDLE	K 17-07 GOLDEN COAST COND	KLEBANG BESSAR	MELAKA 75200	MALAYSIA			O A	O	1		618
27021	MR IAN ROBERTSON RANDS	105A CHURCH ROAD	WORLE	WESTON-SUPER-MARE	AVON		BS22 9EJ	O A	O	1		300
2224	MR DENIS GEORGE RATCLIFFE	25 CRAIGLOCKHART ROAD	EDINBURGH				EH14 1HJ	O A	O	1		500
70000004780	RATHBONE NOMINEES LIMITED	PORT OF LIVERPOOL BUILDIN	PIER HEAD	LIVERPOOL			L3 1NW	O A	O	1		18230
364	MR LALJI RAVALIA	122 CLEMENTS ROAD	LONDON				E6 2DL	O A	O	1		583
70001069565	RAVEN NOMINEES LIMITED	4TH FLOOR	40 MARSH WALL	LONDON			E14 9TP	5 A	O	1		54075
70001309448	RAVEN NOMINEES LIMITED	4TH FLOOR	40 MARSH WALL	LONDON			E14 9TP	5 A	O	1		5000
70002457850	RAVEN NOMINEES LIMITED	4TH FLOOR	40 MARSH WALL	LONDON			E14 9TP	5 A	O	1		8288
70004089824	RAVEN NOMINEES LIMITED	4TH FLOOR	40 MARSH WALL	LONDON			E14 9TP	5 A	O	1		3000
70006270074	RAVEN NOMINEES LIMITED	4TH FLOOR	40 MARSH WALL	LONDON			E14 9TP	5 A	O	1		640
70003700367	RAVEN NOMINEES LIMITED	4TH FLOOR	40 MARSH WALL	LONDON			E14 9TP	5 A	O	1		4000
70006270066	RAVEN NOMINEES LIMITED	4TH FLOOR	40 MARSH WALL	LONDON			E14 9TP	5 A	O	1		100
70003912313	RAVEN NOMINEES LIMITED	4TH FLOOR	40 MARSH WALL	LONDON			E14 9TP	5 A	O	1		2000
70004379880	RAVEN NOMINEES LIMITED	4TH FLOOR	40 MARSH WALL	LONDON			E14 9TP	5 A	O	1		2580
70004658846	RAVEN NOMINEES LIMITED	4TH FLOOR	40 MARSH WALL	LONDON			E14 9TP	5 A	O	1		6100
70006080077	RAVEN NOMINEES LIMITED	4TH FLOOR	40 MARSH WALL	LONDON			E14 9TP	5 A	O	1		1000
70004423377	RAVEN NOMINEES LIMITED	4TH FLOOR	40 MARSH WALL	LONDON			E14 9TP	5 A	O	1		6985
70004651331	RAVEN NOMINEES LIMITED	4TH FLOOR	40 MARSH WALL	LONDON			E14 9TP	5 A	O	1		7777
70004806473	RAVEN NOMINEES LIMITED	4TH FLOOR	40 MARSH WALL	LONDON			E14 9TP	5 A	O	1		2000
70004816352	RAVEN NOMINEES LIMITED	4TH FLOOR	40 MARSH WALL	LONDON			E14 9TP	5 A	O	1		1000
70004819374	RAVEN NOMINEES LIMITED	4TH FLOOR	40 MARSH WALL	LONDON			E14 9TP	5 A	O	1		800
70004673354	RAVEN NOMINEES LIMITED	4TH FLOOR	40 MARSH WALL	LONDON			E14 9TP	5 A	O	1		4000
70005289504	RAVEN NOMINEES LIMITED	4TH FLOOR	40 MARSH WALL	LONDON			E14 9TP	5 A	O	1		3545
70004880428	RAVEN NOMINEES LIMITED	4TH FLOOR	40 MARSH WALL	LONDON			E14 9TP	5 A	O	1		2220
70004746050	RAVEN NOMINEES LIMITED	4TH FLOOR	40 MARSH WALL	LONDON			E14 9TP	5 A	O	1		175
70004758653	RAVEN NOMINEES LIMITED	4TH FLOOR	40 MARSH WALL	LONDON			E14 9TP	5 A	O	1		619
70004785915	RAVEN NOMINEES LIMITED	4TH FLOOR	40 MARSH WALL	LONDON			E14 9TP	5 A	O	1		1025
70004799167	RAVEN NOMINEES LIMITED	4TH FLOOR	40 MARSH WALL	LONDON			E14 9TP	5 A	O	1		1313
70003368741	RAVEN NOMINEES LIMITED	4TH FLOOR	40 MARSH WALL	LONDON			E14 9TP	5 A	O	1		2500
70005069105	RAVEN NOMINEES LIMITED	4TH FLOOR	40 MARSH WALL	LONDON			E14 9TP	5 A	O	1		5000
70004909957	RAVEN NOMINEES LIMITED	4TH FLOOR	40 MARSH WALL	LONDON			E14 9TP	5 A	O	1		2222
70004914872	RAVEN NOMINEES LIMITED	4TH FLOOR	40 MARSH WALL	LONDON			E14 9TP	5 A	O	1		4000
70004845821	RAVEN NOMINEES LIMITED	4TH FLOOR	40 MARSH WALL	LONDON			E14 9TP	5 A	O	1		2041
70004894127	RAVEN NOMINEES LIMITED	4TH FLOOR	40 MARSH WALL	LONDON			E14 9TP	5 A	O	1		2150
70005333845	RAVEN NOMINEES LIMITED	4TH FLOOR	40 MARSH WALL	LONDON			E14 9TP	5 A	O	1		6500
70004951556	RAVEN NOMINEES LIMITED	4TH FLOOR	40 MARSH WALL	LONDON			E14 9TP	5 A	O	1		1250
70005268579	RAVEN NOMINEES LIMITED	4TH FLOOR	40 MARSH WALL	LONDON			E14 9TP	5 A	O	1		3000
70005257350	RAVEN NOMINEES LIMITED	4TH FLOOR	40 MARSH WALL	LONDON			E14 9TP	5 A	O	1		3030
70005222501	RAVEN NOMINEES LIMITED	4TH FLOOR	40 MARSH WALL	LONDON			E14 9TP	5 A	O	1		2537
70005090854	RAVEN NOMINEES LIMITED	4TH FLOOR	40 MARSH WALL	LONDON			E14 9TP	5 A	O	1		2080
70005137823	RAVEN NOMINEES LIMITED	4TH FLOOR	40 MARSH WALL	LONDON			E14 9TP	5 A	O	1		0660
70005255986	RAVEN NOMINEES LIMITED	4TH FLOOR	40 MARSH WALL	LONDON			E14 9TP	5 A	O	1		30112
70005300069	RAVEN NOMINEES LIMITED	4TH FLOOR	40 MARSH WALL	LONDON			E14 9TP	5 A	O	1		1686
70005269611	RAVEN NOMINEES LIMITED	4TH FLOOR	40 MARSH WALL	LONDON			E14 9TP	5 A	O	1		1157
70005251984	RAVEN NOMINEES LIMITED	4TH FLOOR	40 MARSH WALL	LONDON			E14 9TP	5 A	O	1		508
70005343748	RAVEN NOMINEES LIMITED	4TH FLOOR	40 MARSH WALL	LONDON			E14 9TP	5 A	O	1		1200
70005369924	RAVEN NOMINEES LIMITED	4TH FLOOR	40 MARSH WALL	LONDON			E14 9TP	5 A	O	1		852
70005501903	RAVEN NOMINEES LIMITED	4TH FLOOR	40 MARSH WALL	LONDON			E14 9TP	5 A	O	1		2920
70005372508	RAVEN NOMINEES LIMITED	4TH FLOOR	40 MARSH WALL	LONDON			E14 9TP	5 A	O	1		1250
70005401705	RAVEN NOMINEES LIMITED	4TH FLOOR	40 MARSH WALL	LONDON			E14 9TP	5 A	O	1		2000
70005388103	RAVEN NOMINEES LIMITED	4TH FLOOR	40 MARSH WALL	LONDON			E14 9TP	5 A	O	1		177240
70005415879	RAVEN NOMINEES LIMITED	4TH FLOOR	40 MARSH WALL	LONDON			E14 9TP	5 A	O	1		407842
70004423988	RAVEN NOMINEES LIMITED	4TH FLOOR	40 MARSH WALL	LONDON			E14 9TP	5 A	O	1		1081
70005428059	RAVEN NOMINEES LIMITED	4TH FLOOR	40 MARSH WALL	LONDON			E14 9TP	5 A	O	1		537
70005433066	RAVEN NOMINEES LIMITED	4TH FLOOR	40 MARSH WALL	LONDON			E14 9TP	5 A	O	1		2000
70005469578	RAVEN NOMINEES LIMITED	4TH FLOOR	40 MARSH WALL	LONDON			E14 9TP	5 A	O	1		52000
70005536524	RAVEN NOMINEES LIMITED	4TH FLOOR	40 MARSH WALL	LONDON			E14 9TP	5 A	O	1		1750
27002	MRS NICOLA MARGARET RAW	EDGEMOOR	TURNERS GREEN LANE	BRITWELL SALOME	WATLINGTON	OXON	OX9 5LF	O A	O	1		1099
27004	MR PHILIP STEPHEN RAW	EDGEMOOR	TURNERS GREEN LANE	BRITWELL SALOME	WATLINGTON	OXON	OX9 5LF	O A	O	1		1103
27103	MR PHILIP STEPHEN RAW	EDGEMOOR	TURNERS GREEN LANE	BRITWELL SALOME	WATLINGTON	OXON	OX9 5LF	O A	O	1		225
27127	MRS BRENDA RAWLINGS	HIGHLANDS	HAFODTY LANE	COLWYN BAY	CLWYD		LL28 5YN	O A	O	1		2333
7882	MR BRIAN GEORGE ARTHUR RAWLINGS	10 BARNMEAD WAY	BURNHAM ON CROUCH	ESSEX			CM0 8QD	O A	O	1		4000
2408	MRS JUDITH SARAH RAWLINGS	CEDAR LODGE	AUSTENDYKE ROAD	WESTON HILLS	SPALDING	LINCOLNSHIRE	PE12 6BZ	O A	O	1		2872
1914	MR DAVID RAWLINSON	108 GURNEY COURT ROAD	ST ALBANS	HERTS			AL1 4RJ	O A	O	1		3268
27140	MR PHILIP HUBERT NEVILLE RAY	PARK COTTAGE	WHITE ROAD	EAST HENDRED	WANTAGE	OXFORDSHIRE	OX12 8JL	O A	O	1		5474
70003204653	ROGER DAVID RAYNER ESQ	17 CLOVIN GARDENS	CHINGFORD	LONDON			E4 6PS	O A	O	1		2721
70000009073	R C GREIG NOMINEES LIMITED	156 ST VINCENT STREET	GLASGOW				G2 5NN	5 A	O	1		116818
70003693785	R C GREIG NOMINEES LIMITED	156 ST VINCENT STREET	GLASGOW				G2 5NN	5 A	O	1		116982
70003693777	R C GREIG NOMINEES LIMITED	156 ST VINCENT STREET	GLASGOW				G2 5NN	5 A	O	1		11000
70001137084	R C GREIG NOMINEES LIMITED	156 ST VINCENT STREET	GLASGOW				G2 5NN	5 A	O	1		5400
70001612547	R C GREIG NOMINEES LIMITED	156 ST VINCENT STREET	GLASGOW				G2 5NN	5 A	O	1		17000
27207	MR CHRISTOPHER WILLIAM MITCHELL READ	87 ST LEONARDS GARDENS	HOVE	E SUSSEX			BN3 4QA	O A	O	1		50
27219	MR ALISTER JAMES READINGS	THE HAYLOFT	CHARDINGLEYE	GREAT AMWELL	WARE		SG12 9RT	O A	O	1		2000
27256	MRS BERYL JEAN REDFORD	124 VICARS HALL GARDENS	BOOTHSTOWN	WORSLEY	MANCHESTER		M28 4HW	O A	O	1		200
70003591281	REDMAYNE (NOMINEES) LIMITED	84 ALBION STREET	LEEDS				LS1 6AG	5 A	O	1		2000
70004800086	REDMAYNE (NOMINEES) LIMITED	84 ALBION STREET	LEEDS				LS1 6AG	5 A	O	1		2500
70003569009	REDMAYNE (NOMINEES) LIMITED	84 ALBION STREET	LEEDS				LS1 6AG	5 A	O	1		5000
70004805114	REDMAYNE (NOMINEES) LIMITED	84 ALBION STREET	LEEDS				LS1 6AG	5 A	O	1		2000
70005383388	REDMAYNE (NOMINEES) LIMITED	84 ALBION STREET	LEEDS				LS1 6AG	5 A	O	1		1000
70003913373	REDMAYNE (NOMINEES) LIMITED	84 ALBION STREET	LEEDS				LS1 6AG	5 A	O	1		240
70005104086	REDMAYNE (NOMINEES) LIMITED	84 ALBION STREET	LEEDS				LS1 6AG	5 A	O	1		3392
70004951345	REDMAYNE (NOMINEES) LIMITED	84 ALBION STREET	LEEDS				LS1 6AG	5 A	O	1		2952
70003917087	REDMAYNE (NOMINEES) LIMITED	84 ALBION STREET	LEEDS				LS1 6AG	5 A	O	1		1384
70003923041	REDMAYNE (NOMINEES) LIMITED	84 ALBION STREET	LEEDS				LS1 6AG	5 A	O	1		5000
70003904965	REDMAYNE (NOMINEES) LIMITED	84 ALBION STREET	LEEDS				LS1 6AG	5 A	O	1		0174
70003953748	REDMAYNE (NOMINEES) LIMITED	84 ALBION STREET	LEEDS				LS1 6AG	5 A	O	1		2750
70005270008	REDMAYNE (NOMINEES) LIMITED	84 ALBION STREET	LEEDS				LS1 6AG	5 A	O	1		3235
70002033011	REDMAYNE (NOMINEES) LIMITED	84 ALBION STREET	LEEDS				LS1 6AG	5 A	O	1		1108
70001825735	REDMAYNE (NOMINEES) LIMITED	84 ALBION STREET	LEEDS				LS1 6AG	5 A	O	1		2000
70004280278	REDMAYNE (NOMINEES) LIMITED	84 ALBION STREET	LEEDS				LS1 6AG	5 A	O	1		7200

Account / Name	Address 1	Address 2	Address 3	Address 4	Postcode					Amount
70003955624 REDMAYNE (NOMINEES) LIMITED	54 ALBION STREET	LEEDS			LS1 6AG	5	A	0	1	6241
70006270105 REDMAYNE (NOMINEES) LIMITED	54 ALBION STREET	LEEDS			LS1 6AG	5	A	0	1	243
70001929696 REDMAYNE (NOMINEES) LIMITED	54 ALBION STREET	LEEDS			LS1 6AG	5	A	0	1	14358
70003150183 REDMAYNE (NOMINEES) LIMITED	54 ALBION STREET	LEEDS			LS1 6AG	5	A	0	1	4475
70002905436 REDMAYNE (NOMINEES) LIMITED	54 ALBION STREET	LEEDS			LS1 6AG	5	A	0	1	6000
70002487622 REDMAYNE (NOMINEES) LIMITED	54 ALBION STREET	LEEDS			LS1 6AG	5	A	0	1	2053
70004782838 REDMAYNE (NOMINEES) LIMITED	54 ALBION STREET	LEEDS			LS1 6AG	5	A	0	1	1000
70003044582 REDMAYNE (NOMINEES) LIMITED	54 ALBION STREET	LEEDS			LS1 6AG	5	A	0	1	800
70003302390 REDMAYNE (NOMINEES) LIMITED	54 ALBION STREET	LEEDS			LS1 6AG	5	A	0	1	3475
70004677484 REDMAYNE (NOMINEES) LIMITED	54 ALBION STREET	LEEDS			LS1 6AG	5	A	0	1	5280
70004222002 REDMAYNE (NOMINEES) LIMITED	54 ALBION STREET	LEEDS			LS1 6AG	5	A	0	1	2425
70004322486 REDMAYNE (NOMINEES) LIMITED	54 ALBION STREET	LEEDS			LS1 6AG	5	A	0	1	10465
70004323317 REDMAYNE (NOMINEES) LIMITED	54 ALBION STREET	LEEDS			LS1 6AG	5	A	0	1	2463
70005348533 REDMAYNE (NOMINEES) LIMITED	54 ALBION STREET	LEEDS			LS1 6AG	5	A	0	1	15000
70004896877 REDMAYNE (NOMINEES) LIMITED	54 ALBION STREET	LEEDS			LS1 6AG	5	A	0	1	10200
70005090847 REDMAYNE (NOMINEES) LIMITED	54 ALBION STREET	LEEDS			LS1 6AG	5	A	0	1	7700
70004523751 REDMAYNE (NOMINEES) LIMITED	54 ALBION STREET	LEEDS			LS1 6AG	5	A	0	1	3250
70003857970 REDMAYNE (NOMINEES) LIMITED	54 ALBION STREET	LEEDS			LS1 6AG	5	A	0	1	10000
70004224884 REDMAYNE (NOMINEES) LIMITED	54 ALBION STREET	LEEDS			LS1 6AG	5	A	0	1	3680
70005413087 REDMAYNE (NOMINEES) LIMITED	54 ALBION STREET	LEEDS			LS1 6AG	5	A	0	1	4500
70004614080 REDMAYNE (NOMINEES) LIMITED	54 ALBION STREET	LEEDS			LS1 6AG	5	A	0	1	3000
70003854131 REDMAYNE (NOMINEES) LIMITED	54 ALBION STREET	LEEDS			LS1 6AG	5	A	0	1	500
70004892671 REDMAYNE (NOMINEES) LIMITED	54 ALBION STREET	LEEDS			LS1 6AG	5	A	0	1	1500
27613 MR PAUL GRAHAM REECE	111 PRESCOT ROAD	ORMSKIRK	LANCASHIRE		L39 4SL	0	A	0	1	450
3250 MR CHRISTOPHER ALAN REES	OLD STOCKS	47 ORCHARD WAY	HOLMER GREEN	HIGH WYCOMB BUCKS	HP15 6QU	0	A	0	1	672
27840 DR DAVID GARETH REES	8 POWELLS TERRACE	SENNYBRIDGE	BRECON	POWYS	LD3 8PW	0	A	0	1	342
34177 MR DAVID GARETH REES	POOL HOUSE	ATLANTIC COLLEGE	LLANTWIT MAJOR	VALE OF GLAMORGAN	CF61 1YZ	0	A	0	1	10000
27650 MRS KAREN VANESSA REES	11 HERON AVENUE	LLANELLI	DYFED		SA15 4SL	0	A	0	1	100
27682 DOCTOR STEPHEN JOHN REES	11 AUGUSTINE CLOSE	STONE	STAFFORDSHIRE		ST15 8XX	0	A	0	1	712
35501 MR MICHAEL JOHN REEVES	8 HINTON DRIVE	CROWTHORNE	BERKSHIRE		RG45 6JY	0	A	0	1	2000
27688 DAVID REID ESQ	183 WARRISTON STREET	GLASGOW			G33 2LA	0	A	0	1	1571
27705 MR DANIEL REILLY	85 LONG LANE	GRAYS	ESSEX		RM18 2PL	0	A	0	1	1176
70005270129 RENE NOMINEES (IOM) LIMITED	SECURITIES HOUSE	38-42 ATHOL STREET	DOUGLAS	ISLE OF MAN	IM1 1QH	0	A	0	1	2228
4615 MRS SARASU RENGARAJAN	3 PRIORY CLOSE	KIRKHAM	PRESTON	LANCASHIRE	PR4 2QH	0	A	0	1	3824
70000011594 RENSBURG CLIENT NOMINEES LIMITED	10TH FLOOR	100 OLD HALL STREET	LIVERPOOL		L3 9AB	5	A	0	1	59178
70001641629 RENSBURG CLIENT NOMINEES LIMITED	10TH FLOOR	100 OLD HALL STREET	LIVERPOOL		L3 9AB	5	A	0	1	20006
70000678881 RENSBURG CLIENT NOMINEES LIMITED	10TH FLOOR	100 OLD HALL STREET	LIVERPOOL		L3 9AB	5	A	0	1	170533
27729 MICHAEL RETTER ESQ	8 RODEHEATH CLOSE	WILMSLOW	CHESHIRE		SK9 2DL	0	A	0	1	15461
2866 MRS WINIFRED REWCASTLE	9 PETERSCROFT AVENUE	ASHURST	SOUTHAMPTON	HANTS	SO40 7AB	0	A	0	1	4000
73004701425 REYKER NOMINEES LIMITED	46 ST JAMES'S PLACE	LONDON			SW1A 1NS	5	A	0	1	2500
70002346350 REYKER NOMINEES LIMITED	46 ST JAMES'S PLACE	LONDON			SW1A 1NS	5	A	0	1	4546
70003896185 REYKER NOMINEES LIMITED	46 ST JAMES'S PLACE	LONDON			SW1A 1NS	5	A	0	1	2274
70003896153 REYKER NOMINEES LIMITED	46 ST JAMES'S PLACE	LONDON			SW1A 1NS	5	A	0	1	4500
70003895154 REYKER NOMINEES LIMITED	46 ST JAMES'S PLACE	LONDON			SW1A 1NS	5	A	0	1	17381
70005538927 MR DAVID REYNOLDS	25 ST JOHNS ROAD	BROXBURN	WEST LOTHIAN		EH52 5QY	0	A	0	1	13100
27786 MISS JENNIFER STELLA RHODES	FLAT 2	TARA HEIGHTS	ST JOHNS ROAD	ST HELIER JERSEY	JE2 3LE	0	A	0	1	800
8499 MR DOUGLAS ARTHUR RICE	19 DORNEY GROVE	WEYBRIDGE	SURREY		KT13 8NE	0	A	0	1	6300
7952 BARRY EDWARD RICHARDS ESQ	THE BUNGALOW	THE DEANWATER HOTEL	WILMSLOW ROAD	WOODFORD	SK7 1RJ	0	A	0	1	1500
7984 MRS DOROTHY RICHARDS	4 LEES ROAD	BRAMHALL	STOCKPORT	CHESHIRE	SK7 1BT	0	A	0	1	1500
8998 MRS OLIVE RICHARDS	10 PORTIA CLOSE	NUNEATON	WARKS		CV11 6NY	0	A	0	1	677
420 MR RONALD JIM RICHARDS	12 BURRS ROAD	CLACTON ON SEA	ESSEX		CO15 4LA	0	A	0	1	2777
8528 MR WILLIAM PHILIP SEYMOUR RICHARDS	FAIRSEAT HOUSE	FAIRSEAT	KENT		TN15 7LU	0	A	0	1	100000
6002 MRS EILEEN RICHARDSON	209 DOXEY	STAFFORD			ST16 1EG	0	A	0	1	200
27810 THOMAS SYDNEY RICHARDSON ESQ	FILLEIGH APARTMENT 5	2 BARRY RISE OFF PARK ROAD	BOWDON	ALTRINCHAM CHESHIRE	WA14 3JS	0	A	0	1	5600
27858 MRS JENNY RICK	THE PENTHOUSE	112 CLARENDON COURT	33 MAIDA VALE	LONDON		0	A	0	1	1000
3706 MRS MARJERIE RIDDLE	38 REIDHAVEN STREET	CULLEN	BUCKIE	BANFFSHIRE	AB56 4ST	0	A	0	1	1168
7697 MR JOHN RIDGE	JOMAR	GENREVAGH	CORRANGULAA	GALWAY	EIRE	0	A	0	1	3021
5005 MR JOHN RIGG	18 REDWOOD DRIVE	RAWTENSTALL	ROSSENDALE	LANCASHIRE	BB4 6DR	0	A	0	1	500
27914 MR MARTIN JAMES RIMMINGTON	17 CAVENDISH GARDENS	BOLTON	LANCS		BL3 3GB	0	A	0	1	833
4955 MISS SYLVIA ISABEL RIPLEY	3 VALE VILLAS	HALFPENNY LANE	SUNNINGDALE	BERKSHIRE	SL5 0EG	0	A	0	1	3500
27938 JOHN ROBERT RITCHIE ESQ	GLENSIDE	HOUGHTON ROAD	NEWBOTTLE	HOUGHTON LE TYNE & WEAR	DH4 4EE	0	A	0	1	3580
35730 ROBERT ROBB ESQ	8 BOSTON CLOSE	CULCHETH	WARRINGTON	CHESHIRE	WA3 4LW	0	A	0	1	3000
27969 ALAN ROBERTS ESQ	19 FFORDD GARMONYDD	WREXHAM	CO BOROUGH		LL12 8JD	0	A	0	1	250
27990 MR ANDREW WYN ROBERTS	2 THE PASTURES	YOUNGS HILL PENYFFORDD	CHESTER	CHESHIRE	CH4 0HQ	0	A	0	1	215
29015 CHARLES OSWALD ROBERTS ESQ	APT 26	DOUGLAS HEAD APARTMENTS	HEAD ROAD	DOUGLAS ISLE OF MAN	IM1 5BZ	0	A	0	1	10220
29039 MR DAVID ALAN ROBERTS	DIWEDD YR HAF	LLANDYBIE	AMMANFORD	DYFED	SA18 3JU	0	A	0	1	174
28052 MR EVAN HEFIN ROBERTS	67 HOLLOWAY ROAD	MALDON	ESSEX		CM9 4SW	0	A	0	1	1166
28078 MR HARRY RAYMOND ROBERTS	87A YORKE HOUSE	SCHOOL LANE PONCIAU	WREXHAM	CLWYD	LL14 1RP	0	A	0	1	155
2392 MRS HEATHER ANN ROBERTS	5 GAERWEN UCHAF ESTATE	GAERWEN	GWYNEDD		LL60 6HN	0	A	0	1	1072
7095 MR JUSTIN THOMAS ROBERTS	158 CHALDON WAY	COULSDON	SURREY		CR5 1DF	0	A	0	1	900
28119 MR LEE RONALD ROBERTS	3 HILLVIEW ROAD	CHISLEHURST	KENT		BR7 6DR	0	A	0	1	515
28132 MICHAEL ANTHONY ROBERTS ESQ	5 ELMS DRIVE	QUORN	LOUGHBOROUGH	LEICS	LE12 8EF	0	A	0	1	1062
28144 MR PAUL ANTHONY ROBERTS	73 LOUGHBOROUGH ROAD	QUORN	LOUGHBOROUGH	LEICESTERSHIRE	LE12 8DU	0	A	0	1	255
7112 MISS SALLY ROBERTS	HILLVIEW	HOWE GREEN ROAD	PURLEIGH	CHELMSFORD ESSEX	CM3 6PZ	0	A	0	1	1500
35219 MR ANTHONY JOHN ROBERTSHAW	9 ASHGROVE	BINGLEY	WEST YORKSHIRE		BD16 1LU	0	A	0	1	1000
29003 MRS AILSA MARGARET ROBERTSON	WESTFIELD HOUSE	16 HIGHFIELDS	WESTONING	BEDFORD BEDFORDSHIRE	MK45 5EN	0	A	0	1	126
29040 DAVID ROBERTSON ESQ	THE WOOLSPINNERS	GREEN LEYS	PERSHORE	WORCESTERSHIRE	WR10 2NF	0	A	0	1	1000
36447 MR JEREMY JOHN ROBINOW	THIRD FLOOR	40-42 OSNABURGH STREET	LONDON		NW1 3ND	0	A	0	1	28000
34986 JEREMY JOHN ROBINOW ESQ	3RD FLOOR	40-42 OSNABURGH STREET	LONDON		NW1 3ND	0	A	0	1	7000
34854 JEREMY JOHN ROBINOW ESQ	3RD FLOOR	40-42 OSNABURGH STREET	LONDON		NW1 3ND	0	A	0	1	7000
28158 MRS CAROL ROBINSON	12 LULWORTH AVENUE	ASHTON	PRESTON	LANCASHIRE	PR2 2SD	0	A	0	1	142
28171 MR PETER ROBINSON	12 FEATHERSTONE	GREAT LUMLEY	CHESTER LE STREET	COUNTY DURHAM	DH3 4NB	0	A	0	1	215
28163 MR PETER ROBINSON	25 BURLINGTON ROAD	FULHAM	LONDON		SW6 4NP	0	A	0	1	1000
4570 MR GEORGE JAMES LEONARD ROBSON	FLAT 9	38 CARLTON DRIVE	LONDON	LONDON	SW15 2BH	0	A	0	1	3031
70000005038 ROCK (NOMINEES) LIMITED	25 LUKE STREET	LONDON			EC2A 4AR	5	A	0	1	226044
70001623735 ROCK (NOMINEES) LIMITED	25 LUKE STREET	LONDON			EC2A 4AR	5	A	0	1	301170
70000015776 ROCK (NOMINEES) LIMITED	25 LUKE STREET	LONDON			EC2A 4AR	5	A	0	1	34975
70002255778 ROCK (NOMINEES) LIMITED	25 LUKE STREET	LONDON			EC2A 4AR	5	A	0	1	940
70002567239 ROCK (NOMINEES) LIMITED	25 LUKE STREET	LONDON			EC2A 4AR	5	A	0	1	670
70001111088 ROCK (NOMINEES) LIMITED	25 LUKE STREET	LONDON			EC2A 4AR	5	A	0	1	50000
70001191858 ROCK (NOMINEES) LIMITED	25 LUKE STREET	LONDON			EC2A 4AR	5	A	0	1	4666
70003555897 ROCK (NOMINEES) LIMITED	25 LUKE STREET	LONDON			EC2A 4AR	5	A	0	1	10000
70005517533 ROCK (NOMINEES) LIMITED	25 LUKE STREET	LONDON			EC2A 4AR	5	A	0	1	22883
70005517518 ROCK (NOMINEES) LIMITED	25 LUKE STREET	LONDON			EC2A 4AR	5	A	0	1	10000
70004015335 ROCK (NOMINEES) LIMITED	25 LUKE STREET	LONDON			EC2A 4AR	5	A	0	1	5000
70005069047 ROCK (NOMINEES) LIMITED	25 LUKE STREET	LONDON			EC2A 4AR	5	A	0	1	2850
70002774223 ROCK (NOMINEES) LIMITED	25 LUKE STREET	LONDON			EC2A 4AR	5	A	0	1	3000
70001009005 ROCK (NOMINEES) LIMITED	25 LUKE STREET	LONDON			EC2A 4AR	5	A	0	1	2500
70001917778 ROCK (NOMINEES) LIMITED	25 LUKE STREET	LONDON			EC2A 4AR	5	A	0	1	12000
70002801672 ROCK (NOMINEES) LIMITED	25 LUKE STREET	LONDON			EC2A 4AR	5	A	0	1	5000
70003984114 ROCK (NOMINEES) LIMITED	25 LUKE STREET	LONDON			EC2A 4AR	5	A	0	1	2200
70004788512 ROCK (NOMINEES) LIMITED	25 LUKE STREET	LONDON			EC2A 4AR	5	A	0	1	15000
70004823061 ROCK (NOMINEES) LIMITED	25 LUKE STREET	LONDON			EC2A 4AR	5	A	0	1	80000
70003662703 ROCK (NOMINEES) LIMITED	25 LUKE STREET	LONDON			EC2A 4AR	5	A	0	1	4000
70005270130 ROCK (NOMINEES) LIMITED	25 LUKE STREET	LONDON			EC2A 4AR	5	A	0	1	2805
70002436928 ROCK (NOMINEES) LIMITED	25 LUKE STREET	LONDON			EC2A 4AR	5	A	0	1	10000
70005511557 ROCK (NOMINEES) LIMITED	25 LUKE STREET	LONDON			EC2A 4AR	5	A	0	1	4000
70003401380 ROCK (NOMINEES) LIMITED	25 LUKE STREET	LONDON			EC2A 4AR	5	A	0	1	1900
70003962768 ROCK (NOMINEES) LIMITED	25 LUKE STREET	LONDON			EC2A 4AR	5	A	0	1	10000
70002727903 ROCK (NOMINEES) LIMITED	25 LUKE STREET	LONDON			EC2A 4AR	5	A	0	1	948072
70002300420 ROCK (NOMINEES) LIMITED	25 LUKE STREET	LONDON			EC2A 4AR	5	A	0	1	473
70004643994 ROCK (NOMINEES) LIMITED	25 LUKE STREET	LONDON			EC2A 4AR	5	A	0	1	12000
70004791157 ROCK (NOMINEES) LIMITED	25 LUKE STREET	LONDON			EC2A 4AR	5	A	0	1	50000
70001369839 ROCK (NOMINEES) LIMITED	25 LUKE STREET	LONDON			EC2A 4AR	5	A	0	1	3071
70002473661 ROCK (NOMINEES) LIMITED	25 LUKE STREET	LONDON			EC2A 4AR	5	A	0	1	5000
70002389365 ROCK (NOMINEES) LIMITED	25 LUKE STREET	LONDON			EC2A 4AR	5	A	0	1	2745
70003140873 ROCK (NOMINEES) LIMITED	25 LUKE STREET	LONDON			EC2A 4AR	5	A	0	1	818
70004797873 ROCK (NOMINEES) LIMITED	25 LUKE STREET	LONDON			EC2A 4AR	5	A	0	1	23000
70002928230 ROCK (NOMINEES) LIMITED	25 LUKE STREET	LONDON			EC2A 4AR	5	A	0	1	8000
70005517545 ROCK (NOMINEES) LIMITED	25 LUKE STREET	LONDON			EC2A 4AR	5	A	0	1	4300
70004146903 ROCK (NOMINEES) LIMITED	25 LUKE STREET	LONDON			EC2A 4AR	5	A	0	1	4000
70002608105 ROCK (NOMINEES) LIMITED	25 LUKE STREET	LONDON			EC2A 4AR	5	A	0	1	5000
70003353810 ROCK (NOMINEES) LIMITED	25 LUKE STREET	LONDON			EC2A 4AR	5	A	0	1	200000
70004099964 ROCK (NOMINEES) LIMITED	25 LUKE STREET	LONDON			EC2A 4AR	5	A	0	1	2500
70005387190 ROCK (NOMINEES) LIMITED	25 LUKE STREET	LONDON			EC2A 4AR	5	A	0	1	8000
70001610180 ROCK (NOMINEES) LIMITED	25 LUKE STREET	LONDON			EC2A 4AR	5	A	0	1	4666
70005517521 ROCK (NOMINEES) LIMITED	25 LUKE STREET	LONDON			EC2A 4AR	5	A	0	1	1000
70001169379 ROCK (NOMINEES) LIMITED	25 LUKE STREET	LONDON			EC2A 4AR	5	A	0	1	2435
70002556499 ROCK (NOMINEES) LIMITED	25 LUKE STREET	LONDON			EC2A 4AR	5	A	0	1	704025
70001916470 ROCK (NOMINEES) LIMITED	25 LUKE STREET	LONDON			EC2A 4AR	5	A	0	1	27108
70002727255 ROCK (NOMINEES) LIMITED	25 LUKE STREET	LONDON			EC2A 4AR	5	A	0	1	37000
70001969611 ROCK (NOMINEES) LIMITED	25 LUKE STREET	LONDON			EC2A 4AR	5	A	0	1	3998
70004330999 ROCK (NOMINEES) LIMITED	25 LUKE STREET	LONDON			EC2A 4AR	5	A	0	1	60000
70005292081 ROCK (NOMINEES) LIMITED	25 LUKE STREET	LONDON			EC2A 4AR	5	A	0	1	1000
70004799802 ROCK (NOMINEES) LIMITED	25 LUKE STREET	LONDON			EC2A 4AR	5	A	0	1	5000
70002232629 ROCK (NOMINEES) LIMITED	25 LUKE STREET	LONDON			EC2A 4AR	5	A	0	1	50000
70003574417 ROCK (NOMINEES) LIMITED	25 LUKE STREET	LONDON			EC2A 4AR	5	A	0	1	20000
70004232975 ROCK (NOMINEES) LIMITED	25 LUKE STREET	LONDON			EC2A 4AR	5	A	0	1	26000

Number	Name		Address 1	Address 2	City	County	Region	Postcode					Shares
29322	MR GIAN SINGH		94 SPRINGHILL ROAD	WOLVERHAMPTON		WEST MIDLANDS		WV11 3AF	O	A	0	1	1000
29546	MR ISHWAR SINGH		43 PURLEY BURY AVENUE	PURLEY		SURREY		CR8 1JF	O	A	0	1	1166
29558	KARNAIL SINGH ESQ		14 CAMBRIDGE ROAD	ILFORD		ESSEX		IG3 8LU	O	A	0	1	1500
29561	DR KULDIP SINGH		BOYTON LODGE	BOYTON HALL LANE	ROXWELL	CHELMSFORD	ESSEX	CM1 4LN	O	A	0	1	2578
29085	MR SINDER SINGH		1 MUSTERS CRESCENT	WEST BRIDGFORD	NOTTINGHAM	NOTTINGHAMSHIRE		NG2 7DS	O	A	0	1	833
70000007857	SINJUL NOMINEES LIMITED		21 NEW STREET	LONDON				EC2M 4HR	5	A	0	1	17800
29537	MR HAROLD CHESNEY SINNERTON		21 TIMBERCROFT	EWELL		SURREY		KT19 0TH	O	A	0	1	1000
29802	MISS NADIA SIRHAN		9 WOOL ROAD	WIMBLEDON		LONDON		SW20 0HN	O	A	0	1	1166
70003425138	SIS SEGAINTERSETTLE AG		C/O CRESTCO LIMITED	33 CANNON STREET	LONDON			EC4M 5SB	O	A	0	1	20000
3864	MR CYRIL JAMES SKELHORN		23 FAIRBOURNE DRIVE	TIMPERLEY	ALTRINCHAM	CHESHIRE		WA15 6AT	O	A	0	1	4000
5859	MR RICHARD NICHOLAS EDWARD SKELTON		FLAT 1	2 WEST WARWICK PLACE	LONDON			SW1V 2DH	O	A	0	1	13206
2761	MRS AILEEN MARY SKINNER		201A EAST CLYDE STREET	HELENSBURGH				G84 7AP	O	A	0	1	1166
29638	MR JEFFREY MARTIN SKOLNICK		23 FERNHURST GARDENS	EDGWARE		MIDDLESEX		HA8 7PQ	O	A	0	1	88
3272	MR JOHN CHARLES SKUTSCH		6 WEST FRYERNE	PARKSIDE ROAD	READING	BERKS		RG30 2BY	O	A	0	1	2734
70005054389	SKY CAPITAL UK NOMINEES LIMITED		WALBROOK HOUSE	23-29 WALBROOK	LONDON			EC4N 7LA	5	A	0	1	2000
70005060825	SKY CAPITAL UK NOMINEES LIMITED		WALBROOK HOUSE	23-29 WALBROOK	LONDON			EC4N 7LA	5	A	0	1	2500
34407	RICHARD IAN SMELLIE ESQ		11 BEECHWOOD PARK	HEMEL HEMPSTEAD		HERTFORDSHIRE		HP3 0DY	O	A	0	1	5000
35508	ADRIAN GAYNOR-SMITH ESQ		15 THE LEES	MALVERN		WORCESTERSHIRE		WR14 3HT	O	A	0	1	2500
35778	MR ALAN VICTOR SMITH		58 THE CRESCENT	WEST WICKHAM		KENT		BR4 0HF	O	A	0	1	1712
29718	MR ARCHIBALD SMITH		COVE VILLA	63 HECKLEGIRTH	ANNAN		DUMFRIESSHIRE	DG12 6HL	O	A	0	1	2333
5078	MR EDWARD GEORGE ALAN SMITH		OVERDENE CHASE	GATEHOUSE ROAD	UPTON	RYDE	ISLE OF WIGHT	PO33 4BS	O	A	0	1	875
70003230923	IAN KEITH OWEN SMITH ESQ		21 MACLEOD DRIVE	HELENSBURGH		DUNBARTONSHIRE		G84 9QT	O	A	0	1	4000
34981	MISS ISABELLA GLORIA SMITH		20 HAMILTON CRESCENT	HARROW		MIDDLESEX		HA2 9JD	O	A	0	1	200
29769	MRS JACQUELINE LOUISE SMITH		1 CARNOCK MILL	CARNOCK		DUNFERMLINE	FIFE	KY12 9JZ	O	A	0	1	1000
29770	MRS JEANETTE SMITH		112 THE CHESILS	COVENTRY				CV3 5BL	O	A	0	1	700
5290	MRS JEANINE HELENE CELINE	RIDLEY-SM	BARNFOLD	SAINTS HILL	PENSHURST	TONBRIDGE	KENT	TN11 8EN	O	A	0	1	3000
29603	JOHN ANTHONY SMITH ESQ		29 MEADOW GATE	ROE GREEN	WORSLEY			M28 2RB	O	A	0	1	165
29827	MRS JUDY ELIZABETH SMITH		8 RANDLE DRIVE	FOUR OAKS	SUTTON COLDFIELD	WEST MIDLANDS		B75 5LH	O	A	0	1	150
29840	MRS LESLEY KAREN SMITH		20 REEDMACE	LAKESIDE	TAMWORTH	STAFFORDSHIRE		B77 1BH	O	A	0	1	10000
29864	MRS MARY MARGARET SMITH		THE LODGE	CHURCH STREET	HARTSHORNE	SWADLINCOTE DERBYSHIRE		DE11 7ER	O	A	0	1	1164
165	MR MILTON SMITH		29 FEVERSHAM AVENUE	BOURNEMOUTH				BH8 9NH	O	A	0	1	2633
29688	MR NEIL JAMES SMITH		67 BLANDFORD ROAD	BECKENHAM		KENT		BR3 4NQ	O	A	0	1	394
29619	MR NIGEL LAWRENCE SMITH		CHERRY HAVEN	5 SILVERSTREAM CRESCENT	HAKIN	MILFORD HAVEN DYFED		SA73 3NJ	O	A	0	1	233
29956	MR PETER TALBOT SMITH		8 THE WALNUTS	WORLINGHAM				NR34 7EL	O	A	0	1	799
29958	PHILIP SMITH ESQ		6 MILL LANE	BRIGG		SOUTH HUMBERSIDE		DN20 8NA	O	A	0	1	3024
29971	MRS RACHEL CHATTAN SMITH		4 WEST LENNOX DRIVE	HELENSBURGH		DUNBARTONSHIRE		G84 9AD	O	A	0	1	535
10027	RUPERT BAXTER-SMITH ESQ		74 BLACKWELL AVENUE	OAKDENE PARK	CULLODEN	INVERNESS		IV1 2DY	O	A	0	1	250
30014	RYAN SOTHERON SMITH ESQ		16 SEYMOUR ROAD	RINGWOOD		HANTS		BH24 1SQ	O	A	0	1	282
1033	MRS SHEILA MARGARET SMITH		58 WESTVILLE ROAD	THAMES DITTON		SURREY		KT7 0UG	O	A	0	1	3348
30041	MR WAYNE SMITH		1 WESTSIDE	HENDON		LONDON		NW4 4XD	O	A	0	1	500
708	GRAHAM ROBERT SNELLING ESQ		52 ALDWYCH CLOSE	FLATTS LANE	NORMANBY	MIDDLESBROU	CLEVELAND	TS6 0OG	O	A	0	1	5647
30077	MR LEE RALPH SNOW		14 FOUNTAIN AVENUE	LEICESTER				LE2 9FF	O	A	0	1	300
70000014450	SOCGEN NOMINEES (UK) LIMITED		SG HOUSE	41 TOWER HILL	LONDON			EC3N 4SG	5	A	0	1	300000
70002354040	SOCGEN NOMINEES (UK) LIMITED		SG HOUSE	41 TOWER HILL	LONDON			EC3N 4SG	5	A	0	1	5000
70001806392	SOCGEN NOMINEES (UK) LIMITED		SG HOUSE	41 TOWER HILL	LONDON			EC3N 4SG	5	A	0	1	10000
30115	MRS LESLEY CHRISTINE SOULSBY		CROFT HOUSE	CULGAITH	PENRITH	CUMBRIA		CA10 1QW	O	A	0	1	816
30121	SOUTH MANCHESTER SECURITIES LIMITED		ST JAMES'S COURT	BROWN STREET	MANCHESTER			M2 2JF	6	A	0	1	31138
70001699861	SP ANGEL (NOMINEES) LIMITED		BIBA HOUSE	14 BEVIS MARKS	LONDON			EC3A 7AP	5	A	0	1	10000
70003208495	SP ANGEL (NOMINEES) LIMITED		BIBA HOUSE	14 BEVIS MARKS	LONDON			EC3A 7AP	5	A	0	1	65000
70002206139	SP ANGEL (NOMINEES) LIMITED		BIBA HOUSE	14 BEVIS MARKS	LONDON			EC3A 7AP	5	A	0	1	35000
30157	MR STEVEN SPALL		2 SWARBRICK COURT	LONGRIDGE	PRESTON	LANCASHIRE		PR3 3RX	O	A	0	1	600
30170	MR PETER SPEED		26 JACKS LANE	MARCHINGTON	STAFFORDSHIRE			ST14 8LW	O	A	0	1	3000
70000223175	SPEIRS & JEFFREY CLIENT NOMINEES	LTD	36 RENFIELD STREET	GLASGOW				G2 1NA	5	A	0	1	30000
70001784249	SPEIRS & JEFFREY FUND MANAGEMENT	LTD	36 RENFIELD STREET	GLASGOW				G2 1NA	8	A	0	1	13400
30182	MRS DIANA SPENCER		THE WALLED GARDEN	HIGH BOND END	KNARESBOROUGH	NORTH YORKSHIRE		HG5 9BS	O	A	0	1	466
2574	MR ROBERT SIDNEY SPENCER		2 TOP ROAD	BARNACLE	COVENTRY			CV7 9LE	O	A	0	1	1166
30203	REV LAURENCE HERBERT SPRATT		19 CHURCH STREET	ELLESMERE	SHROPSHIRE			SY12 0HD	O	A	0	1	580
30239	MRS SADIE ELIZABETH SQUIRRELL		THREE GABLES	HIGH ROAD	GREAT FINBOROUGH	STOWMARKET SUFFOLK		IP14 3AG	O	A	0	1	200
35941	MR GANESHARATNAM SRISKANDAN		90 TYRONE ROAD	THORPE BAY	ESSEX			SS1 3HB	O	A	0	1	4475
70001642839	ST ANNS SQUARE NOMINEES LIMITED		HENRY PILLING HOUSE	BOOTH STREET	MANCHESTER			M2 4AF	5	A	0	1	54752
70000144791	ST ANNS SQUARE NOMINEES LIMITED		HENRY PILLING HOUSE	BOOTH STREET	MANCHESTER			M2 4AF	5	A	0	1	62364
70003127479	ST ANNS SQUARE NOMINEES LIMITED		HENRY PILLING HOUSE	BOOTH STREET	MANCHESTER			M2 4AF	5	A	0	1	21000
35324	DR SIMON JONATHAN STAFFORD		19 CRATHIE	BITLEY	CHESTER LE STREET	COUNTY DURHAM		DH3 1GJ	O	A	0	1	6810
6305	ROBIN GEORGE STANLEY ESQ		11 HILLGATE STREET	LONDON				W8 7SP	O	A	0	1	6300
70003977003	STARGAS NOMINEES LIMITED		ONE CANADA SQUARE	LONDON				E14 5AL	5	A	0	1	500000
70005405578	MR PAUL ROLAND STARKEY		23 DORSEY DRIVE	BEDFORD		BEDFORDSHIRE		MK42 9FL	O	A	0	1	6256
8201	MRS SANDRA BERNADETTE MILLICENT	STARLING	3 CLAREMONT	LALEHAM ROAD	SHEPPERTON	MIDDLESEX		TW17 8EF	O	A	0	1	770
36224	MR MICHAEL STARY		WOODTHORPE	HAMM COURT	WEYBRIDGE	SURREY		KT13 8YB	O	A	0	1	1000
70000065856	STATE STREET NOMINEES LIMITED		525 FERRY ROAD	EDINBURGH	SCOTLAND			EH5 2AW	5	A	0	1	106285
70001402370	STATE STREET NOMINEES LIMITED		525 FERRY ROAD	EDINBURGH	SCOTLAND			EH5 2AW	5	A	0	1	700
70004228489	STATE STREET NOMINEES LIMITED		525 FERRY ROAD	EDINBURGH	SCOTLAND			EH5 2AW	5	A	0	1	818231
70004429421	STATE STREET NOMINEES LIMITED		525 FERRY ROAD	EDINBURGH	SCOTLAND			EH5 2AW	5	A	0	1	7604
70000007871	STATE STREET NOMINEES LIMITED		525 FERRY ROAD	EDINBURGH	SCOTLAND			EH5 2AW	5	A	0	1	89954
70004400183	STATE STREET NOMINEES LIMITED		525 FERRY ROAD	EDINBURGH	SCOTLAND			EH5 2AW	5	A	0	1	507986
70005362176	STATE STREET NOMINEES LIMITED		525 FERRY ROAD	EDINBURGH	SCOTLAND			EH5 2AW	5	A	0	1	453356
102	MR OLIVER ALBERT JOHN STEELE		HERONSWOOD	BOX LANE	HEMEL HEMPSTEAD	HERTFORDSHIRE		HP3 0DJ	O	A	0	1	13610
628	MR WILLIAM LIONEL STEELE		61 WESTWOOD ROAD	HEALD GREEN	CHEADLE	CHESHIRE		SK8 3JW	O	A	0	1	5000
3430	PETER PHILLIP STENSON ESQ		157 THE BROADWAY	HERNE BAY	KENT			CT6 8HY	O	A	0	1	5833
30371	MR JOHN STEPHEN		13 OLDBURY CLOSE	OAKWOOD	DERBY			DE21 2JS	O	A	0	1	1000
30368	MRS BETTY MONA STEPHENS		KENTON RISE	24A SCHOOL ROAD	PATTISHALL	TOWCESTER	NORTHAMPTON	NN12 8NE	O	A	0	1	214
30400	STUART JOHN STEPHENSON ESQ		19 HAMMOND CLOSE	MARTON-IN-CLEVELAND	MIDDLESBROUGH	CLEVELAND		TS7 8HL	O	A	0	1	380
30424	MR RAYMOND JAMES STEPNEY		32 ROSEWOOD WAY	FARNHAM COMMON	SLOUGH	BERKSHIRE		SL2 3QD	O	A	0	1	500
30446	MR KENNETH ERNEST STEVENS		1 ST DAVIDS ROAD	ALLHALLOWS	ROCHESTER	KENT		ME3 9PW	O	A	0	1	150
30451	MRS MARGARET STEVENS		142 COLLEGE ROAD	BEXHILL-ON-SEA	EAST SUSSEX			TN40 1TW	O	A	0	1	400
2480	PATRICK JOHN STEVENS ESQ		106 ROUS ROAD	BUCKHURST HILL	ESSEX			IG9 6BT	O	A	0	1	4723
7994	PHILIP JAMES STEVENS ESQ		1 PARK VIEW	LONDON				W3 0PU	O	A	0	1	2000
73	DAVID GEOFFREY STEVENSON ESQ		7 HOME FARM CLOSE	CREATON	NORTHANTS			NN6 8NE	O	A	0	1	2000
36328	MR DAVID STEVENSON		55 PYMERS MEAD	WEST DULWICH	LONDON	LONDON		SE21 8NJ	O	A	0	1	2528
30475	MR IAN DAVID STEWARD		1 GREEN VIEW	HARTEST	BURY ST EDMUNDS	SUFFOLK		IP29 4DR	O	A	0	1	1166
30453	MR ALEXANDER STEWART		82 DUDDINGSTON PARK	EDINBURGH	MIDLOTHIAN			EH15 1JZ	O	A	0	1	2333
30499	ROBERT ANDREW STIBY ESQ		TOWER HOUSE	OUTWOOD LANE	BLECHINGLEY	SURREY		RH1 4LR	O	A	0	1	500
70003951295	STOCK LENDING COLLATERAL (EQUITY)	NOMINEES	ONE CANADA SQUARE	LONDON				E14 5AL	5	A	0	1	330866
70004230235	MRS PAMELA ELIZABETH STOCKER		HAZEL LODGE	12 MONTPELIER AVENUE	EALING			W5 2XP	O	A	0	1	2333
30516	DR NAN HEYWOOD STOCKLEY		WESTHORPE HOUSE	WESTHORPE	WILLOUGHBY ON THE W	LOUGHBOROUGH		LE12 6TQ	O	A	0	1	2000
30528	MR ANDREW MARK STOREY		18 HALING PARK ROAD	SOUTH CROYDON	SURREY			CR2 6NE	O	A	0	1	1135
30531	MR MICHAEL STORTON		46 EXLEY ROAD	KEIGHLEY	WEST NYORKSHIRE			BD21 1LT	O	A	0	1	370
70001593455	STRAND NOMINEES LIMITED		PO BOX 10	TURNPIKE HOUSE	123 HIGH STREET	CRAWLEY	WEST SUSSEX	RH10 1DQ	5	A	0	1	64703
34942	CHARLES STRATTON ESQ		43 RATHVIEW PARK	LISBELLAW	ENNISKILLEN	CO FERMANAGH		BT94 5EW	O	A	0	1	1000
30567	MR MICHAEL PAUL STREETER		12 TITHE MEADOW	VIRGINIA WATER	SURREY			GU25 4EU	O	A	0	1	1342
30579	MR GASTON ALBERT STROUD		7 THE SYCAMORES	BLUNTISHAM	HUNTINGDON	CAMBS		PE17 3XW	O	A	0	1	2333
1523	MRS ETHEL ELIZABETH STUBBS		BEECHTREE COTTAGE	KNYPERSLEY HALL	BIDDULPH	STOKE ON TRE STAFFORDSHIRE		ST8 7AN	O	A	0	1	5366
7163	MR JOHN DAVID HENNESSY STUBBS		PENN COURT	MANOR LANE	HOLLINGBOURNE	MAIDSTONE	KENT	ME17 1UN	O	A	0	1	8234
30608	MRS ANNE STURT		BENTMEAD	WALTHAM ST LAWRENCE	READING	BERKS		RG10 0FL	O	A	0	1	3947
35810	MR GRAHAM LESLIE STYLES		GREYSTONES	PITNEY	LANGPORT	SOMERSET		TA10 9AJ	O	A	0	1	2400
4004	MR JOHN SUDLOW		OAK LODGE	THE LONE	INGHAM	NORWICH	NORFOLK	NR12 9TF	O	A	0	1	2333
30611	DANIEL RICHARD SULIVAN ESQ		17 MAIN ROAD	SHEEPY MAGNA	ATHERSTONE			CV9 3QR	O	A	0	1	3000
30523	MISS DANUELA SULIVAN		1 THE GREEN	MILL LANE	SHEEPY PARVA			CV9 3LR	O	A	0	1	3000
30635	DAVID CHARLES SULLIVAN ESQ		89 FAIRVIEW AVENUE	WIGMORE	GILLINGHAM	KENT		ME8 0QP	O	A	0	1	850
8150	MRS MARY LEANORA SUMMERELL		45 NEW ROAD	LITTLE KINGSHILL	GREAT MISSENDEN	BUCKS		HP16 0EZ	O	A	0	1	583
30647	MR DAVID ALLEN SUMMERLIN		16 HODNET CLOSE	NORTHAMPTON	NORTHAMPTONSHIRE			NN4 0XY	O	A	0	1	250
30650	MRS ISABELLE HURLL SUTHERLAND		12M WARWICK ROAD	KNOWLE	SOLIHULL	WEST MIDLANDS		B93 9LG	O	A	0	1	2019
30672	DR JUDITH LYNN SUTHERLAND		55 CLEWER PARK	WINDSOR	BERKSHIRE			SL4 5HD	O	A	0	1	400
35479	MISS MARGARET JOAN SUTHERLAND		34 TONSLEY HILL	LONDON				SW18 1BB	O	A	0	1	2418
30584	MR CLIVE MICHAEL SUTTON		PO BOX 184	BURY				BL9 8FS	O	A	0	1	25000
30586	LILIANE SUTTON		P.O. BOX 184	BURY				BL9 8FS	O	A	0	1	11839
270	DR MARK RICHARD SWALLOW		6 ROSE MEADOW	KINGS ROAD	WEST END	WOKING	SURREY	GU24 9LB	O	A	0	1	3500
30701	MRS LINDSAY GAVENEY SWIFT		FOUNTAIN FARM HOUSE	DULCOTE	WELLS	SOMERSET		BA5 3NU	O	A	0	1	400
5427	MRS JOCELYN SWINN		23 WESTERN AVENUE	POOLE	DORSET			BH13 7AN	O	A	0	1	10000
30750	MRS EDNA MAY SYMONDS		5 LAW HALL LANE	BENDISH	HITCHIN	HERTS		SG4 8JG	O	A	0	1	2247
7991	NIGEL SYMONDS ESQ		FLAT A 16 KESTREL AVENUE	LONDON				SE24 0EB	O	A	0	1	4000
70000261420	T. HOARE NOMINEES LIMITED		BROCK HOUSE	27 UPPER BROOK STREET	LONDON			W1Y 1PD	5	A	0	1	190000
7347	MRS VARA LAKSHMI TADI		40 ISHERWOOD STREET	PRESTON				PR1 5HQ	O	A	0	1	7749
7633	MR ARNOLD TALBOT		30 ST FINTANS ROAD	SUTTON	DUBLIN 13	S IRELAND			O	T	0	1	1500
30817	MR RONALD TALBOT		45 CHURCHFIELD ROAD	POOLE	DORSET			BH15 2QN	O	A	0	1	1000
70003652084	TAMLIGHT LIMITED		55 ABBEY ROAD	1A ABBEY ROAD	LONDON			NW8 9BX	6	A	0	1	1166
30829	MRS AUDREY OIWENG TAN		1 MAY BATE AVENUE	KINGSTON UPON THAMES	SURREY			KT2 5UR	O	A	0	1	1000
30630	MISS LEE HOON TAN		35 MILL LANE	LINDFORD	BORDON	HAMPSHIRE		GU35 0PE	O	A	0	1	500
5197	MR STEPHEN DAVID TARBARD		138 HATCH ROAD	PILGRIMS HATCH	BRENTWOOD	ESSEX		CM15 9QS	O	A	0	1	981
30878	ADRIAN ROGER TARR ESQ		24 BOULTERS LOCK	GIFFARD PARK	MILTON KEYNES			MK14 5GR	O	A	0	1	1000
30893	MRS SUNMI TATE		100 BUCKLERS MEAD ROAD	YEOVIL	SOMERSET			BA21 5RE	O	A	0	1	440
30909	MR GRAHAM TATUM		20 THORNEYCROFT	LEIGH	LANCASHIRE			WN7 2TH	O	A	0	1	500
30910	MRS ANJU TAYLOR		1 CHARTWELL GROVE	MAPPERLEY	NOTTINGHAM			NG3 5RD	O	A	0	1	1208
30922	MISS CAROLINE TAYLOR		FLAT 5	108 SINCLAIR ROAD	LONDON			W14 0NJ	O	A	0	1	512
30961	MRS JILLIAN SANDRA TAYLOR		14 MARLE CROFT	WHITEFIELD	MANCHESTER			M45 7NB	O	A	0	1	650
30973	MR KENNETH TAYLOR		KELOWNA	NORTHE CONNEL	ARGYLL			PA37 1QZ	O	A	0	1	115
7790	MR MICHAEL TAYLOR		15 FIELDHEAD ROAD	WILMSLOW				SK9 2NJ	O	A	0	1	1600
30316	MR TERENCE ARTHUR TAYLOR		7 MAUNDEVILLE ROAD	WEST CHRISTCHURCH	DORSET			BH23 2EN	O	A	0	1	6000
70000036960	TD WATERHOUSE NOMINEES (EUROPE)	LIMITED	201 DEANSGATE	MANCHESTER				M3 3TD	5	A	0	1	4000

Account	Name	Address 1	Address 2	Address 3	Address 4	Address 5	Postcode				Amount
70000195620	TD WATERHOUSE NOMINEES (EUROPE) LIMITED	201 DEANSGATE	MANCHESTER				M3 3TD	5	A	0	1	59446
70002006638	TD WATERHOUSE NOMINEES (EUROPE) LIMITED	201 DEANSGATE	MANCHESTER				M3 3TD	5	A	0	1	222799
70001158783	TD WATERHOUSE NOMINEES (EUROPE) LIMITED	201 DEANSGATE	MANCHESTER				M3 3TD	5	A	0	1	2546361
70001882222	TEATHER & GREENWOOD LIMITED	BEAUFORT HOUSE	15 ST BOTOLPH STREET	LONDON			EC3A 7QR	6	A	0	1	64329
70005268531	TEAWOOD NOMINEES LIMITED	BEAUFORT HOUSE	15 ST BOTOLPH STREET	LONDON			EC3A 7QR	5	A	0	1	360000
31071	MRS JACQUELINE MAY TERRY	WHITE COTTAGE	BENDISH	HITCHIN	HERTFORDSHIRE		SG4 8JH	0	A	0	1	1111
6448	MR FRED TESKA	5 HORTON DOWNS	MAIDSTONE	KENT			ME15 8TH	0	A	0	1	10000
31063	MR FRED TESTKA	P O BOX 47	ANNS PLACE	ST PETER PORT	GUERNSEY		GY1 4AZ	0	A	0	1	7500
31112	KIRIT LALJI THAKRAR ESQ	2 WOODBOURNE ROAD	EDGBASTON	BIRMINGHAM			B15 3QH	0	A	0	1	500
7881	MS JANET ESMEE HEDI THELANDER	113A BLENHEIM CRESCENT	LONDON				W11 2EQ	0	A	0	1	1000
31163	MRS JATINDER THIND	50 PAROMA ROAD	BELVEDERE	KENT			DA17 5AD	0	A	0	1	1000
31187	MR ALLAN GEORGE THOM	79 EASTER DRIVE	PORTLETHEN	ABERDEEN	ABERDEENSHIRE		AB12 4XB	0	A	0	1	200
70001089137	THOMAS GRANT AND COMPANY NOMINEES LIMITED	40A FRIAR LANE	LEICESTER				LE1 5RA	5	A	0	1	2500
31204	HUW AERON THOMAS ESQ	3 DAN Y WERN	PWLLGLOYW	BRECON	POWYS		LD3 9PW	0	A	0	1	350
7474	JEREMY DAVID NICHOLSON THOMAS ESQ	HADDON HOUSE	MADDOX PARK	BOOKHAM LEATHERHEAD	SURREY		KT23 3BW	0	A	0	1	25000
8378	RONALD CHRISTOPHER THOMAS ESQ	2 DUNSTANVILLE TERRACE	FALMOUTH	CORNWALL			TR11 2SW	0	A	0	1	7777
31243	MRS SUSAN ELIZABETH THOMAS	RIVER VIEW	LANDING LANE	HEMINGBROUGH	SELBY	NORTH YORKS	YO8 7RA	0	A	0	1	1000
31256	ALAN THOMPSON ESQ	1 TIBTHORPE	MUNTHORPE	MIDDLESBROUGH	CLEVELAND		TS7 0PX	0	A	0	1	84
35069	MR FRANK THOMPSON	58 ROKEBY VIEW	GATESHEAD	TYNE AND WEAR			NE9 7UD	0	A	0	1	3000
5731	MRS MARGARET THOMS	40 MANOR ROAD	TEDDINGTON	MIDDX			TW11 8AB	0	A	0	1	10000
31292	THOMSON FINANCIAL LIMITED	C/O ISS EUROPE LIMITED	25 CITY ROAD	LONDON			EC1Y 1AA	6	A	0	1	1
2120	MRS GERALDINE THORN	FLAT 8 MALLEY HOUSE	46 VAUXHALL BRIDGE ROAD	LONDON			SW1V 2RU	0	A	0	1	200
70004298824	MISS CLAIRE LOUISE THORP	39 GRIFFIN ROAD BRAYBROOK	MARKET HARBOROUGH	LEICESTERSHIRE			LE16 8LH	0	A	0	1	2277
646	CYRIL ERIC THORTON ESQ	RICKWOODS COTTAGE	BIDDENDEN ROAD	FRITTENDEN	KENT		TN17 2DH	0	A	0	1	5000
31347	ADAM DAVID THRALL ESQ	16A PLUMPTON PARK ROAD	BESSACARR	DONCASTER			DN4 6SG	0	A	0	1	500
31359	MR RICHARD JOHN THRELFALL	STONEWALLS	FIFEHEAD NEVILLE	STURMINSTER NEWTON	DORSET		DT10 2AL	0	A	0	1	400
31360	MR TIM RICHARD TIDMAN	38 HAMILTON AVENUE	BIRMINGHAM	W MIDLANDS			B17 8AJ	0	A	0	1	543
31384	MR JOHN MALCOLM TILEY	SUNSTONE HOUSE	CLIFF ROAD	BIRCHINGTON	KENT		CT7 9LS	0	A	0	1	8166
31401	MRS BEULAH ELIZABETH TILLOTSON	CROSS STREET COTTAGE	STURTON LE STEEPLE	RETFORD	NOTTS		DN22 9NW	0	A	0	1	1500
31413	MICHAEL JOHN TINKLER ESQ	ROCK SIDE	MACCLESFIELD ROAD	ALDERLEY EDGE			SK9 7AL	0	A	0	1	500
31482	MR MARTIN TOLAN	18 BALBRIGGAN ROAD	SKERRIES	COUNTY DUBLIN	IRELAND			0	T	0	1	9230
34579	MR JOHN ROBERT TOOGOOD	16 CATHERINES CLOSE	HENWOOD LANE	SOLIHULL	WEST MIDLANDS		B91 2BZ	0	A	0	1	700
1825	ROGER DE-CRECY TREFFRY ESQ	14 WARREN ROAD	ASHCHURCH GARDENS	TEWKESBURY	GLOS		GL20 8QR	0	A	0	1	5000
5462	MRS ROSELIND DESME TREFFRY	14 WARREN ROAD	ASHCHURCH GARDENS	TEWKESBURY	GLOS		GL20 8QR	0	A	0	1	5000
31560	MR JOHN ANTHONY TREMLETT	FEN LODGE	1 OAK LANE	LITTLEPORT	ELY	CAMBS	CB6 1RS	0	A	0	1	1600
31609	PETER GILES TREW ESQ	FLAT 4	29 BANKS ROAD	POOLE			BH13 7PW	0	A	0	1	2721
35383	TRUSTEES OF ALTRUM CAPITAL LIMITED	JOHN SCOTT & PARTNERS LTD	81 HIGH STREET	MARLOW			SL7 1AB	6	A	0	1	220
31858	MRS SHELLY TSE	123 GRAVEL ROAD	BROMLEY	KENT			BR2 8PW	0	A	0	1	31788
70000416520	TUDOR NOMINEES LTD	CLOCK HOUSE	DOGFLUD WAY	FARNHAM	SURREY		GU9 7UL	5	A	0	1	408
5988	MRS SARAH JANE TUDOR	17 ERICA CLOSE	LOCKS HEATH	SOUTHAMPTON	HAMPSHIRE		SO31 6SD	0	A	0	1	3170
31873	MR GAVIN TURGAN	CRAIGHEAD	CRAIGIEVAR	ALFORD	ABERDEENSHIRE SCOTLAND		AB33 8JD	0	A	0	1	2916
31685	MR ARTHUR CYRIL TURK	3 LYNTON CLOSE	EAST GRINSTEAD	WEST SUSSEX			RH19 3XE	0	A	0	1	1000
34512	MR BRIAN PETER TURNER	8 WEST HILL AVENUE	EPSOM	SURREY			KT19 8LE	0	A	0	1	500
35399	MR STEVEN GRAHAM TURNER	45 RIDGE ROAD	SUTTON	SURREY			SM3 9LF	0	A	0	1	2500
31714	MRS DIANE JUDITH TWOMEY	14 GRAFTON ROAD	GLOUCESTER	GLOUCESTERSHIRE	GL2 0OP			0	A	0	1	1000
31726	MR BRIAN TYRELL	40 APOLLO ROAD	ALDBURY	WEST MIDLANDS				0	A	0	1	250
31738	DR ELIZABETH TYRRELL	7 DRAKELEYS FIELD	MILLARD	LIPHOOK	HAMPSHIRE		B68 9RS	0	A	0	1	4888
31741	MRS KATRONA MORAG TYRRELL	69 SWEET BAY CRESCENT	CHESTNUT GROVE	ASHFORD			GU30 7HH	0	A	0	1	1188
31753	MALCOLM ROY TYRRELL ESQ	LITTLE ACORNS	1 RITCHIE CLOSE	MAIDENBOWER	WEST SUSSEX		TN23 3PQ	0	A	0	1	108
31833	CHRISTOPHER JAMES URSELL ESQ	CAMBRIAN HOUSE	CHURCH LANE	STETCHWORTH	NEWMARKET		RH10 7NA	0	A	0	1	107
31845	MR MICHAEL ROBERT USHER	MERYKA	DARENTH DRIVE	GRAVESEND	KENT		CB8 9TN	0	A	0	1	1886
31857	MRS PATRICIA ANNE UTLEY	6 LES JARDINS DE LA CHAPEL	LA RUE AU BLANCQ	GROUVILLE	JERSEY		DA12 4TA	0	A	0	1	506
34352	MR ALESSANDRO VAINELLA	9 SUMMERS LANE	LONDON				JE3 9HR	0	A	0	1	433
34340	MR CALOGERO DANIELE VAINELLA	9 SUMMERS LANE	LONDON				N12 0PE	0	A	0	1	5360
31870	CARMELO VAINELLA ESQ	9 SUMMERS LANE	LONDON				N12 0PE	0	A	0	1	5439
35850	CARMELO VAINELLA ESQ	9 SUMMERS LANE	LONDON				N12 0PE	0	A	0	1	32668
31882	MR DAVID ROBERT VALENTINE	7 KINGSWOOD ROAD	WEST BRIDGFORD	NOTTINGHAM	NOTTS		N12 0PE	0	A	0	1	10000
31915	MR DENNIS EDWARD VANCE	37 OLD BISLEY ROAD	FRIMLEY	CAMBERLEY	SURREY		NG2 7HT	0	A	0	1	300
31927	MRS SANDRA VANZANTEN	48 PARK ROAD	CHISLEHURST	KENT			GU16 5RE	0	A	0	1	13610
177	MR VANIK WASKEN VARTANIAN	71 DUDLEY GARDENS	LONDON				BR7 5AY	0	A	0	1	700
31940	JERFREY MARK VASEY ESQ	7 WESTELLA ROAD	KIRK ELLA	HULL			W13 9LU	0	A	0	1	1360
32004	MRS ELIZABETH VENOUR	34 HINDES ROAD	HARROW	MIDDLESEX			HU10 7QD	0	A	0	1	351
7741	MRS DOROTHY VERSTEEGH	10 RAVENSFIELD GARDENS	EPSOM	SURREY			HA1 1SL	0	A	0	1	350
34500	VFT LIMITED	9 LUKE STREET	LONDON				KT19 0SR	0	A	0	1	2000
70005417479	VFT LTD	UNIT ONE	9 LUKE STREET	LONDON			EC2A 4PX	8	A	0	1	12000
70008431123	VFT LTD	UNIT ONE	9 LUKE STREET	LONDON			EC2A 4PX	6	A	0	1	10000
655	VIDACOS NOMINEES LIMITED	330 STRAND	LONDON				EC2A 4PX	8	A	0	1	10000
70000004755	VIDACOS NOMINEES LIMITED	25 MOLESWORTH STREET	LEWISHAM	LONDON			WC2R 1HB	5	A	0	1	6000
70002064608	VIDACOS NOMINEES LIMITED	25 MOLESWORTH STREET	LEWISHAM	LONDON			SE13 7EX	5	A	0	1	1857937
70000007784	VIDACOS NOMINEES LIMITED	25 MOLESWORTH STREET	LEWISHAM	LONDON			SE13 7EX	5	A	0	1	168
70000007694	VIDACOS NOMINEES LIMITED	25 MOLESWORTH STREET	LEWISHAM	LONDON			SE13 7EX	5	A	0	1	1770723
70002710035	VIDACOS NOMINEES LIMITED	25 MOLESWORTH STREET	LEWISHAM	LONDON			SE13 7EX	5	A	0	1	200000
70004621311	VIDACOS NOMINEES LIMITED	25 MOLESWORTH STREET	LEWISHAM	LONDON			SE13 7EX	5	A	0	1	800
70003427281	VIDACOS NOMINEES LIMITED	25 MOLESWORTH STREET	LEWISHAM	LONDON			SE13 7EX	5	A	0	1	62199
70003538990	VIDACOS NOMINEES LIMITED	25 MOLESWORTH STREET	LEWISHAM	LONDON			SE13 7EX	5	A	0	1	2400
70002869933	VIDACOS NOMINEE LIMITED	25 MOLESWORTH STREET	LEWISHAM	LONDON			SE13 7EX	5	A	0	1	346202
70003587533	VIDACOS NOMINEES LIMITED	25 MOLESWORTH STREET	LEWISHAM	LONDON			SE13 7EX	5	A	0	1	4817531
70001879670	VIDACOS NOMINEES LIMITED	25 MOLESWORTH STREET	LEWISHAM	LONDON			SE13 7EX	5	A	0	1	3809
70001933806	VIDACOS NOMINEES LIMITED	25 MOLESWORTH STREET	LEWISHAM	LONDON			SE13 7EX	5	A	0	1	10000
70005425188	VIDACOS NOMINEES LIMITED	C/O CITIBANK NA	LEWISHAM HOUSE	25 MOLESWORTH STREET	LEWISHAM	LONDON	SE13 7EX	5	A	0	1	41400
70000076493	VIDACOS NOMINEES LIMITED	25 MOLESWORTH STREET	LEWISHAM	LONDON			SE13 7EX	5	A	0	1	25400
70003581306	VIDACOS NOMINEES LIMITED	25 MOLESWORTH STREET	LEWISHAM	LONDON			SE13 7EX	5	A	0	1	38510032
70003632480	VIDACOS NOMINEES LIMITED	25 MOLESWORTH STREET	LEWISHAM	LONDON			SE13 7EX	5	A	0	1	1000
70003063096	VIDACOS NOMINEES LIMITED	25 MOLESWORTH STREET	LEWISHAM	LONDON			SE13 7EX	5	A	0	1	1010712
70001427726	VIDACOS NOMINEES LIMITED	25 MOLESWORTH STREET	LEWISHAM	LONDON			SE13 7EX	5	A	0	1	30000
32079	MRS SHAMIMBANU VILATHGAMUWA	105 QUEENSMILL ROAD	LONDON				SE13 7EX	5	A	0	1	80583
32092	MR MARK JOHN VINER	3 SLIMMONS DRIVE	ST ALBANS	HERTFORDSHIRE			SW6 6JR	0	A	0	1	370
32135	MR PETER PAUL VOELCKER	THE HAVEN	61 THE ESPLANADE	FOWEY	CORNWALL		AL4 9AN	0	A	0	1	5443
8317	KISHORECHANDRA VORA ESQ	55 BRIDGEWATER ROAD	WEMBLEY	MIDDLESEX			PL23 1HZ	0	A	0	1	1000
32159	NICHOLAS GEORGE VOYSEY ESQ	LONG THATCH	WANTAGE ROAD	GREAT SHEFFORD	HUNGERFORD BERKSHIRE		HA0 1AQ	0	A	0	1	2700
32201	MRS ELAINE WAITE	81 ARUNDEL DRIVE	FAREHAM	HAMPSHIRE			RG17 7DB	0	A	0	1	1486
7753	MR SIMON WAITE	56 ABINGDON VILLAS	LONDON				PO16 7NY	0	A	0	1	2450
32249	MR MARSHALL GLENN WAKEFIELD	7A HILL RISE	UPMINSTER	ESSEX			W8 6XA	0	A	0	1	2400
32250	WALBROOK TRUSTEES (JERSEY) LIMITED	PO BOX 248	LORD COUTANCHE HOUSE	66-68 ESPLANADE	ST HELIER	JERSEY	RM14 2RA	0	A	0	1	2400
36003	MR ADAM WALES	SCHOOL HOUSE	ACASTER SELBY	YORK			JE4 5PS	0	A	0	1	1978400
34925	CHRISTOPHER WALKER ESQ	29 SANDY LANE	MIDDLESTOWN	WAKEFIELD	WEST YORKSHIRE		YO23 7BP	0	A	0	1	847
32296	MR PETER MUNRO WALKER	45 CRONK AVENUE	BIRCH HILL PARK	ONCHAN	ISLE OF MAN		WF4 4PN	0	A	0	1	4000
35287	GARY IAN WALLACE ESQ	7 LAYGARTH SQUARE	ROTHWELL	LEEDS			IM3 3DE	0	A	0	1	1000
32354	MR WILLIAM WALLACE	15 BEAUMONT CRESCENT	AUGHTON	NR ORMSKIRK			LS26 0TU	0	A	0	1	2250
32366	EDWARD RICHARD WALLEY ESQ	54 HODGE HILL COMMON	BIRMINGHAM				L39 5QA	0	A	0	1	2000
32378	CHRISTOPHER WILLIAM WALLIS ESQ	21 SHELBURY CLOSE	SIDCUP	KENT			B36 8AG	0	A	0	1	2000
32381	MR KENNETH JOHN WALLIS	149 VANDYKE ROAD	LEIGHTON BUZZARD	BEDFORDSHIRE			DA14 4BE	0	A	0	1	5443
32410	MR PAUL WALMSLEY	56 PENROSE AVENUE	BLACKPOOL	LANCASHIRE			LU7 2HG	0	A	0	1	1429
70001504333	DAVID MARTIN WALPOLE ESQ	14 CRANBOURNE DRIVE	HODDESDON	HERTS			FY4 4JS	0	A	0	1	200
6135	MS LINDA ANN WALSH	34 CUMBERLAND ROAD	READING				EN11 0DH	0	A	0	1	2750
32473	MR GRAHAM STUART WARD	22 BERKLEY DRIVE	PENARTH	S GLAM			RG1 3LB	0	A	0	1	1000
35287	WARD NOMINEES (MAYFAIR) LIMITED	P O BOX 202	1/5 PERRYMOUNT ROAD	HAYWARDS HEATH	WEST SUSSEX		CF64 3DW	0	A	0	1	5443
34441	WARD NOMINEES (MAYFAIR) LTD	P O BOX NO 202	1/5 PERRYMOUNT ROAD	HAYWARDS HEATH	WEST SUSSEX		RH16 3FA	5	A	0	1	250000
34257	WARD NOMINEES (MAYFAIR) LIMITED	P O BOX 202	1/5 PERRYMOUNT ROAD	HAYWARDS HEATH	WEST SUSSEX		RH16 3FA	5	A	0	1	200000
7978	CHARLES WILLIAM ANTHONY WARNES ESQ	DUNHAM MASSEY LODGE	DUNHAM ROAD	BOWDON	ALTRINCHAM CHESHIRE		RH16 3FA	5	A	0	1	50000
32514	ROSEMARY FRANCIS WARNES	DUNHAM MASSEY LODGE	DUNHAM ROAD	BOWDON	ALTRINCHAM		WA14 4SP	0	A	0	1	10000
32536	MRS ELAINE ROSEMARY WARREN	3 STIRLING WAY	CHRISTCHURCH	DORSET			WA14 4SP	0	A	0	1	9977
32553	MR JEREMY BAIN WARREN	34 ENFIELD STREET	NEWPORT	MIDDLESBROUGH	CLEVELAND		BH23 4JJ	0	A	0	1	233
32541	MR JOHN FRANCIS WILLIAM WARREN	8 CORONATION ROAD	BRIDGWATER	SOMERSET			TS1 4EH	0	A	0	1	10000
2061	MR WILLIAM GEORGE WARRILOW	4 WROTHAM ROAD	BROADSTAIRS	KENT			TA6 7DS	0	A	0	1	1253
32590	MRS LORRAE DENISE WASS	RYDE	CROW LANE	RINGWOOD	HANTS		CT10 1QG	0	A	0	1	418
70004296224	WATERHOUSE NOMINEES LIMITED	ONE CANADA SQUARE	LONDON				BH24 3DZ	0	A	0	1	300
70004881870	MICHAEL WATERSON ESQ	PIGHTLE HOUSE	EAST STREET	BOURTON	GILLINGHAM		E14 5AL	5	A	0	1	382000
32618	MR DAVID PHILIP WATMAN	67 HEOL TRECASTELL	CAERPHILLY	M GLAM			SP8 5QU	0	A	0	1	5000
32621	MR DEREK ARTHUR WATKINSON	57 DURRINGTON ROAD	BOURNEMOUTH	DORSET			CF83 1AF	0	A	0	1	500
7503	MR DANIEL WATSON	15 KEATHERLANDS	MALTWHISTLE	NORTHUMBERLAND			BH7 6PY	0	A	0	1	578
32645	MR DOUGLAS RICHMOND WATSON	8 THE FIELDS	LOFTHOUSE	WAKEFIELD	WEST YORKSHIRE		NE49 9EJ	0	A	0	1	313
32657	MRS FRANCES MARGARET WATSON	93 BERESFORD ROAD	LONDON				WF3 3RZ	0	A	0	1	500
34655	MRS HEATHER WATSON	SPRINGFIELDS	ELLIOTT ROAD	MARCH	CAMBRIDGESHIRE		E4 6EF	0	A	0	1	2333
7586	DR JOHN WATSON	102 BALLYBARNES ROAD	NEWTOWNARDS	CO DOWN			PE15 8BU	0	A	0	1	1000
6321	MR JOHN BROWNLIE WATSON	27 ROLAND CRESENT	NEWTON MEARNS	GLASGOW			BT23 4TD	0	A	0	1	7000
32609	MR ROGER VERNON WATSON	93 BERESFORD ROAD	LONDON				G77 5JT	0	A	0	1	11668
35858	MR JAMES ROBIN WATT	137 LODGE LANE	GRAYS	ESSEX			E4 6EF	0	A	0	1	7500
114	MRS LINSAY WAUGH	8 BIRKDENE	STOCKSFIELD	NORTHUMBERLAND			RM17 83P	0	A	0	1	1400
5507	MR MARTIN WAUGH	5 MOUNTVIEW GARDENS	ABERDEEN	ABERDEENSHIRE			NE43 7EN	0	A	0	1	2200
36560	MR PETER FLEMING WAY	2 PARK ROAD	RUGBY	WARWICKSHIRE			AB25 2RT	0	A	0	1	2281
70000005451	W B NOMINEES LIMITED	SOPHIA HOUSE	76-80 CITY ROAD	LONDON			CV21 2QH	0	A	0	1	7000
70001670695	W B NOMINEES LIMITED	SOPHIA HOUSE	76-80 CITY ROAD	LONDON			EC1Y 2EQ	5	A	0	1	503550
70004304454	W B NOMINEES LIMITED	SOPHIA HOUSE	76-80 CITY ROAD	LONDON			EC1Y 2EQ	5	A	0	1	41000
70000004950	WCWB (PEP) NOMINEES LIMITED	SOPHIA HOUSE	76-80 CITY ROAD	LONDON			EC1Y 2EQ	5	A	0	1	6000
32570	HOWARD WEATHERILL ESQ	GRAFTON VILLA	PAYNTERS LANE END	ILLOGAN	REDRUTH CORNWALL		EC1Y 2EQ	0	A	0	1	108110
4453	MR DAVID THOMAS WEAVER	8 BROADWAS CLOSE	REDDITCH	WORCESTERSHIRE			TR16 4RR	0	A	0	1	2030
32682	MR GEORGE CHRISTOPHER WEAVER	VILLA FARM	BROUGHALL	WHITCHURCH	SHROPSHIRE		B98 8QB	0	A	0	1	1010
							SY13 4AE	0	A	0	1	466

Ref / Name	Address 1	Address 2	Town	County	County 2	Postcode	Codes	Amount
32727 MR NORMAN VICTOR WEBB	17 ROMANS WAY	WRITTLE	ESSEX			CM1 3EZ	O A O I	875
32739 MRS PATRICIA MARY WEBB	28 GREENLANDS	ST MARY'S PLATT	SEVENOAKS	KENT		TN15 8LL	O A O I	675
32740 MR ROY CHARLES WEBB	82 BAKERS LANE	SUTTON COLDFIELD	WEST MIDLANDS			B74 2AX	O A O I	2721
32764 TERENCE JOHN WEBB ESQ	51 RUTHERWYKE CLOSE	EPSOM	SURREY			KT17 2NA	O A O I	5000
1336 MR ARTHUR COLIN WEBBER	3 KILN CLOSE	WHADDON	SALISBURY	WILTSHIRE		SP5 3HE	O A O I	5833
32788 MR JOHN RICHARD WEBSTER	34 BROOKLANDS LANE	MENSTON	ILKLEY	W YORKSHIRE		LS29 6PJ	O A O I	250
70000697781 MICHAEL WEBSTER ESQ	65 ABBEY HOUSE	1A ABBEY ROAD	LONDON			NW8 9BX	O A O I	2166
32791 MISS RUTH WEETMAN	HIGHFIELD	BELMONT ROAD	HALE	ALTRINCHAM	CHESHIRE	WA15 9PT	O A O I	700
35178 ROBERT JEFFREY WELDON ESQ	121 MAIN STREET	WOODBOROUGH	NOTTINGHAM			NG14 6DA	O A O I	1250
35245 MS NORMA WELLER	36 BAXENDALE STREET	BOLTON	LANCASHIRE			BL1 6DH	O A O I	3555
32844 MRS PATRICIA WELLER	22 JEFFERSON GARTH	GREYSTOKE	PENRITH	CUMBRIA		CA11 0UA	O A O I	1000
32871 MRS TRUDI JANE WELLINGTON	7 PLAS AVENUE	PRESTATYN	DENBIGHSHIRE			LL19 9NH	O A O I	127
1467 MRS GREYA FRANCES WELLS	KYRENIA	16 HIGH STREET	CONINGSBY	LINCOLN	LINCS	LN4 4RA	O A O I	1000
35404 ANTHONY WELSH ESQ	4 HOLM HILL	WEST KIRBY	WIRRAL	MERSEYSIDE		L48 7JA	O A O I	2300
4688 MR JAMES ARTHUR WEST	27 STANHAM DRIVE	ELLESMERE	SHROPSHIRE			SY12 0NU	O A O I	1750
6123 MR ROBERT DUDLEY CHANLER WEST	18 HILLSIDE	WARE	HERTS			SG12 9JZ	O A O I	350
70001727883 W H IRELAND NOMINEES LIMITED	11 ST JAMES'S SQUARE	MANCHESTER				M2 6WH	S A O I	34900
32975 MR DAVID WHALLEY	03 RHODE CLOSE	KEYNSHAM	BRISTOL	AVON		BS31 1XE	O A O I	400
32987 MR DEREK JOHN FITZ-HARDINGE WHEELER	151 WALDEGRAVE ROAD	TEDDINGTON	MIDDLESEX			TW11 8LU	O A O I	80
8172 MR KEVIN MICHAEL WHEELER	75 FARNCOMBE STREET	GODALMING	SURREY			GU7 3LN	O A O I	2547
32999 PETER FREDERICK CHARLES WHEELER ESQ	491 FOOTSCRAY ROAD	NEW ELTHAM	LONDON			SE9 3UH	O A O I	385
33013 MR DEREK WHELPTON	513 PERSHORE WAY	LINCOLN	LINCOLNSHIRE			LN6 0FS	O A O I	2000
70003182349 MRS JANETTE MARIE WHITE	2 BIS RUE ARCHINARD	CREST 26400	FRANCE				O A O I	1200
33098 LAURENCE ANDREW HARVEY WHITE ESQ	14 BATSFORD CLOSE	REDDITCH	WORCESTERSHIRE			B98 7TF	O A O I	1090
458 MRS RITA WHITE	TALL PINES	9A RESERVOIR ROAD	ELBURTON	PLYMOUTH	DEVON	PL9 8JR	O A O I	5500
70005259445 WHITE ROSE NOMINEES LIMITED	7 GROVE PARK COURT	HARROGATE	NORTH YORKSHIRE			HG1 4DP	S A O I	5535
34048 MRS JANE HENRIETTA WHITLEY	LYN'S FARMHOUSE	LITTLE COMPTON	MORETON-ON-MARSH			GL56 0SO	O A O I	60
6253 MR IAN WALTER WHITSON	8 EDGEFIELD GROVE	KENSINGTON ROAD	HALIFAX			HX3 0GY	O A O I	3500
33129 MRS SUSAN EDITH WHITTAKER	8 HADDON CLOSE	HIGH LANE	STOCKPORT	CHESHIRE		SK6 8DQ	O A O I	1000
36027 LESLIE WICKING ESQ	40 FARNABY ROAD	SHORTLANDS	BROMLEY	KENT		BR1 4BJ	O A O I	24903
33914 PETER ANDREW CREIGHTON WICKS ESQ	MARKET CHAMBERS	56 QUEEN STREET	WELLS	SOMERSET		BA5 2DP	O A O I	15000
33209 MR PAUL WILKIN	8 BLEWBURY DRIVE	TILEHURST	READING	BERKSHIRE		RG31 5HL	O A O I	2408
36251 DAVID WILKINSON ESQ	54 LINCOLN ROAD	BRANSTON	LINCOLN			LN4 1NX	O A O I	2800
33181 MRS JENNIFER WILKINSON	3 DERRIMAN DRIVE	SHEFFIELD	SOUTH YORKSHIRE			S11 9LD	O A O I	180
70000091458 WILLBRO NOMINEES LIMITED	P.O. BOX 515	8 BROADGATE	LONDON			EC2M 2RP	S A O I	270000
33246 MR ANTHONY WILLETTS	9 IRONBRIDGE WALK	STOURBRIDGE	WEST MIDLANDS			DY9 0SF	O A O I	1000
3478 MR MICHAEL WILLEY	18 MONKS BROW	BARROW IN FURNESS	CUMBRIA			LA13 9PL	O A O I	1000
33281 MRS BERYL MARGARET WILLIAMS	65 THE HIGHWAY	STANMORE	MIDDLESEX			HA7 3PL	O A O I	571
33273 MR DAVID DANIEL TERENCE WILLIAMS	15 KNELSTON PLACE	BLAENYMAES	SWANSEA			SA5 5LP	O A O I	1088
33297 MR HUW WILLIAMS	1 CASTLE VILLA	BAILEY STREET	MOUNTAIN ASH			CF45 3AT	O A O I	303
33302 MR JOHN ROBERT WALKER WILLIAMS	BLENHEIM	WINDSOREDGE	NAILSWORTH	STROUD	GLOUCESTER	GL6 0NP	O A O I	291
36902 MR MARK LLOYD WILLIAMS	CREG-NY-BAA	STANDHILL ROAD	HITCHIN	HERTFORDSHIRE		SG4 3AF	O A O I	13187
33376 MR PAUL WILLIAMS	51 BAILEY STREET	MISKIN	MOUNTAIN ASH			CF45 3AS	O A O I	505
7243 MR RUPERT HENRY FRANCIS WILLIAMS	29 BROAD STREET	NEWTOWN	POWYS			SY16 2BQ	O A O I	2000
33338 RUSSELL WILLIAMS ESQ	FLEET WAY COTTAGE	LANGTON HERRING	WEYMOUTH	DORSET		DT3 4HX	O A O I	100
33377 MR STEPHEN LEONARD WILLIAMS	11 BARLEYCROFT ROAD	WELWYN GARDEN CITY	HERTS			AL8 5JX	O A O I	1905
33406 MR TOM ROLAND WILLIAMS	1 SANDELSWOOD END	BEACONSFIELD	BUCKS			HP9 2NW	O A O I	466
33341 ROBERT WILLIAMSON ESQ	35 SAXONS WAY	DIDCOT	OXFORDSHIRE			OX11 9RA	O A O I	50
33365 ROBERT WILLIAMSON ESQ	35 SAXONS WAY	DIDCOT	OXFORDSHIRE			OX11 9RA	O A O I	50
33421 BERNARD WILSON ESQ	11 THE FIRS	FULSHAW PARK	WILMSLOW	CHESHIRE		SK9 1QH	O A O I	1508
33457 MR IAN RICHARD WILSON	22 BENS ACRE	HORSHAM	WEST SUSSEX			RH13 6LW	O A O I	990
4358 MISS SARAH LOUISE WILSON	84 HURSTBROOK	COPPULL	CHORLEY	LANCS		PR7 4QX	O A O I	2196
33503 MS LINDA JOY WILTHEW	FOLKE LODGE	FOLKE	SHERBORNE	DORSET		DT9 5HP	O A O I	2037
33515 ROGER ANTONY PAUL WILTSHIRE ESQ	DOWNSIDE	SPRINGFIELD ROAD	WANTAGE	OXFORDSHIRE		OX12 8EX	O A O I	298
33527 MR PAUL WINDELS	25 DEW CRESCENT	CAERAU	CARDIFF			CF5 5PB	O A O I	2000
70000005157 WINTERFLOOD SECURITIES LIMITED	THE ATRIUM BUILDING	CANNON BRIDGE	25 DOWGATE HILL	LONDON		EC4R 2GA	S A O I	167952
33552 MRS VALERIE FRANCES WISE	12 CAMERON STREET	HECKINGTON	SLEAFORD	LINCS		NG34 9RW	O A O I	2545
33575 MR DAVID JOHN WITNEY	SUNNYFIELD	CULGAITH	PENRITH	CUMBRIA		CA10 1QW	O A O I	1350
6829 ANDREW GERARD WOLSTENHOLME ESQ	25 EAST ROAD	ROTHERHAM				S65 7UX	O A O I	1051
35295 MR GORDON WALTER WOOD	52 SOUTHFIELD ROAD	ARMTHORPE	DONCASTER	SOUTH YORKSHIRE		DN3 3BJ	O A O I	6360
33632 MRS JOYCE WOOD	17 LANGDALE ROAD	WORKSOP	NOTTINGHAMSHIRE			S81 0NL	O A O I	563
8015 MR LAWRENCE ALFRED WOOD	5 BUSH HALL LANE	MILL GREEN	HATFIELD	HERTS		AL9 5PD	O A O I	152
33656 MR PAUL WOOD	OAKWELL	HENSHAW	BARDON MILL	HEXHAM	NORTHUMBER	NE47 7HF	O A O I	1370
33668 MR RICHARD WILLIAM WOOD	22 CHERRY GARDEN AVENUE	FOLKESTONE	KENT			CT19 5LD	O A O I	1168
33695 MR DAVID WOODS	7 CONSORT CLOSE	WARLEY	BRENTWOOD	ESSEX		CM14 5XE	O A O I	502
33700 MRS EDITH HELEN WOODS	THE GRANGE	MADDINGTON STREET	SHREWTON	SALISBURY		SP3 4JL	O A O I	500
6227 MR PETER ROBERT WOODS	32 THE BEVERS	MORTIMER	BERKSHIRE			RG7 3SP	O A O I	896
33674 MR DAVID WOODWARD	18 CHANCET WOOD ROAD	SHEFFIELD				S8 5DA	O A O I	10000
33724 RODNEY GORDON WOOLF ESQ	73 RINGLEY ROAD	WHITEFIELD	MANCHESTER			M45 7LH	O A O I	2000
33746 MRS GLORIA MAY WRIDE	POLESCO ITCHEN CLOSE	WEST WELLOW	ROMSEY	HAMPSHIRE		SO51 6GX	O A O I	505
33751 MR DAVID ANTHONY WRIGHT	APPLE TREE COTTAGE	23 THE MEADOW	CHISLEHURST	KENT		BR7 6AA	O A O I	40000
33775 GERALD HUGH WRIGHT ESQ	48 MIDDLETON ROAD	NEWARK	NOTTS			NG24 2DN	O A O I	300
70003776638 MR JOHN CLARK WRIGHT	2 SHIRLEY GARDENS	SUNDERLAND	TYNE AND WEAR			SR3 1YD	O A O I	50
33604 MR JOSEPH ERNEST LAWRENCE WRIGHT	100 PRINCESS WAY	PORTADOWN	COUNTY ARMAGH	NORTHERN IRELAND		BT63 5EN	O A O I	400
33843 MR SIMON WRIGHT	WESTBARN	HEIGHTS FARM ROW	OFF BURY LANE	WITHNELL	CHORLEY	PR6 8SY	O A O I	800
942 BART WUURMAN ESQ	17A BURSTOCK ROAD	LONDON				SW15 2PW	O A O I	43128
36379 MR JOHN WYER	170 GRACE PARK ROAD	DRUMCONDRA	DUBLIN 9				O A O I	530
33879 MR THERESA ANDREA WYLLIE	60 GREEN LANE	ILFORD	ESSEX			IG1 1YH	O A O I	856
6660 MRS MARY ELIZABETH YATES	10 PARKWOOD	ELMLEY CASTLE	PERSHORE	WORCESTERSHIRE		WR10 3HT	O A O I	9994
34315 MR NICHOLAS PETER ROGER YATES	10 PARKWOOD	ELMLEY CASTLE	PERSHORE	WORCESTERSHIRE		WR10 3HT	O A O I	8709
1508 MR PETER RONALD YATES	PRIMROSE HILL	WETHERAL	CARLISLE			CA4 8HD	O A O I	2000
36355 MR WILLIAM YATES	50 BOW LANE	LEYLAND	LANCASHIRE			PR25 6YB	O A O I	4000
33911 MR JOHN YEO	170 STUBBINGTON LANE	FAREHAM	HANTS			PO14 2NE	O A O I	1000
2653 MR GRAHAME MICHAEL YOUDAN	34 WELFORD ROAD	SHIRLEY	SOLIHULL	WEST MIDLANDS		B90 3HX	O A O I	533
33984 DAVID HILL YOUNG ESQ	8 WOODBURN AVENUE	ABERDEEN				AB15 8JO	O A O I	1100
33998 MR ROGER ERNEST YOUNGS	STONE BECK	LOW COMMON	DEOPHAM	WYMONDHAM	NORFOLK	NR18 9QZ	O A O I	4921
34009 MR BIJAN YOUSEFZADEH	75 OLD PARK RIDINGS	LONDON				N21 2ER	O A O I	3500
7440 KIKIS COSTA ZACHARIADES ESQ	13 CHARLOTTE ROAD	EDGBASTON	BIRMINGHAM			B15 2NG	O A O I	20000
34022 MRS NOOR RUZNA ZAFARULLA	95 WOODLAND DRIVE	HOVE	EAST SUSSEX			BN3 6DF	O A O I	200
8410 MR KAZIMIERZ APOLONIUSZ ZAGORSKI	13 WEYMOUTH ROAD	CHELMSFORD	ESSEX			CM1 6LP	O A O I	5000


Companies House
for the record

Please complete in typescript,
or in bold black capitals.

CHWP000



RECEIVED
2005 JUN 28 A 11 18
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Company Number	3248723
Company Name in full	ANTISOMA PLC

Changes of particulars form

Complete in all cases

Date of change of particulars Day `01` Month `04` Year `2004`

Name

*Style / Title `DR`   *Honours etc

Forename(s) `URSULA MARY`

Surname `NEY`

† Date of Birth Day `19` Month `01` Year `1952`

Change of name *(enter new name)* Forename(s)

Surname

Change of usual residential address ††
(enter new address) `4 BARKHAM TERRACE`

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985

Post town `LONDON`

County / Region

Country

Postcode `SE1 7PS`

Other change *(please specify)*

* Voluntary details.
† Directors only.
**Delete as appropriate.

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** `5 April 04`

(** director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

`E-HORLER`
`WEST AFRICA HOUSE, HANGER LANE, EALING`
`W5 3QR`   Tel `020 8799 8235`

DX number   DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
for companies registered in England and Wales   or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland   DX 235 Edinburgh
or LP - 4 Edinburgh 2

M   **COMPANIES HOUSE**   97
Form April 2002   05/04/04



Companies House
—— for the record ——

Please complete in typescript,
or in bold black capitals.

CHWP000

288a

APPOINTMENT of director or secretary
(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number	3248123
Company Name in full	ANTISOMA PLC

	Day	Month	Year		Day	Month	Year
Date of appointment	2 3	0 2	2 0 0 4	†Date of Birth	1 9	0 1	1 9 5 2

Appointment form

Appointment as director ☒   as secretary ☐   *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME

Notes on completion appear on reverse.

*Style / Title	DR
*Honours etc	
Forename(s)	URSULA MARY
Surname	NEY
Previous Forename(s)	
Previous Surname(s)	

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985

†† Usual residential address	4 BARKHAM TERRACE
Post town	LONDON
Postcode	SE 24 0AA
County / Region	
Country	UK
†Nationality	BRITISH
†Business occupation	CHIEF OPERATING OFFICER

†Other directorships (additional space overleaf) | CHARTERHOUSE THERAPEUTICS LTD

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature _Ursula M Ney_   **Date** 01.04.04

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed _[signature]_   **Date** 1 APRIL 04

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

E. HORLER
WEST AFRICA HOUSE, HANGER LANE, EALING,
W5 3QR   Tel 020 8799 8235

DX number   DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
for companies registered in England and Wales   or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland   DX 235 Edinburgh
or LP - 4 Edinburgh 2

Company Number [ ]

† Directors only.

†Other directorships CELLTECH plc.

[ ]

[ ]

[ ]

[ ]

NOTES
Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years
A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.
Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

Oyez

Please complete in typescript,
or in bold black capitals.
CHFP041

RECEIVED

2005 JUN 28 A 11:19

BANK OF INTERNATIONAL
CORPORATE FINANCE

88(2)

Return of Allotment of Shares

Company Number   03248123

Company name in full   ANTISOMA PLC

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(if shares were allotted on one date enter that date in the "from" box.)*	Day	Month	Year	Day	Month	Year
	2 4	1 2	2 0 0 3			

Class of shares *(ordinary or preference etc.)*	ORDINARY		
Number allotted	34,334,162		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	40p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which
the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

**When you have completed and signed the form send it to
the Registrar of Companies at:**

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
for companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB   DX 235
for companies registered in Scotland   Edinburgh

COMPANIES HOUSE   80
10/01/04

Form Revised January 2000

Co 88(2)-1/2

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name NOMURA NOMINEES LIMITED A/C PLACENEW		
Address NOMURA HOUSE	Ordinary	34334162
1ST MARTINS-LE-GRAND, LONDON		
UK Postcode E C 1 A 4 N P		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode ⌴ ⌴ ⌴ ⌴ ⌴ ⌴ ⌴		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode ⌴ ⌴ ⌴ ⌴ ⌴ ⌴ ⌴		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode ⌴ ⌴ ⌴ ⌴ ⌴ ⌴ ⌴		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode ⌴ ⌴ ⌴ ⌴ ⌴ ⌴ ⌴		

Please enter the number of continuation sheet(s) (if any) attached to this form ☐

Signed _[signature]_   Date 8/1/04

A director / secretary / administrator / administrative manager / receiver-manager / receiver   *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CAPITA REGISTRARS
NORTHERN HOUSE
WOODSOME PARK
FENAY BRIDGE
HUDDERSFIELD HD8 0LA

DX number	DX exchange

Oyez 7 Spa Road, London SE16 3QQ.

1999 Edition 9.99
Co 88(2)-2/2

Companies 88(2) (Revised 1999)



Oyez

Please complete in typescript,
or in bold black capitals.
CHFP041



RECEIVED

2005 JUN 28 A 11: 19

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

88(2)

Return of Allotment of Shares

Company Number | 03248123
Company name in full | ANTISOMA PLC

Shares allotted (including bonus shares):

Date or period during which
shares were allotted
*(if shares were allotted on one date
enter that date in the "from" box.)*

From			To		
Day	Month	Year	Day	Month	Year
1 9	1 2	2 0 0 3			

Class of shares *(ordinary or preference etc.)*	ORDINARY		
Number allotted	3,676,779		
Nominal value of each share	1P		
Amount (if any) paid or due on each share *(including any share premium)*	40P		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up		

Consideration for which
the shares were allotted

*(This information must be supported by
the duly stamped contract or by the duly
stamped particulars on Form 88(3) if the
contract is not in writing)*

COMPANIES HOUSE   .89   08/01/04

**When you have completed and signed the form send it to
the Registrar of Companies at:**

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
for companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB   DX 235
for companies registered in Scotland   Edinburgh

Form Revised January 2000

Co 88(2)-1/2

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name ⌐ SEE ATTACHED LIST **Address** ⌐ ⌐ UK Postcode ⌐⌐⌐⌐⌐⌐⌐	Class of shares allotted ⌐ ORDINARY ⌐ ⌐	Number allotted ⌐3,676,779 ⌐ ⌐
Name ⌐ **Address** ⌐ ⌐ UK Postcode ⌐⌐⌐⌐⌐⌐⌐	Class of shares allotted ⌐ ⌐ ⌐	Number allotted ⌐ ⌐ ⌐
Name ⌐ **Address** ⌐ ⌐ UK Postcode ⌐⌐⌐⌐⌐⌐⌐	Class of shares allotted ⌐ ⌐ ⌐	Number allotted ⌐ ⌐ ⌐
Name ⌐ **Address** ⌐ ⌐ UK Postcode ⌐⌐⌐⌐⌐⌐⌐	Class of shares allotted ⌐ ⌐ ⌐	Number allotted ⌐ ⌐ ⌐
Name ⌐ **Address** ⌐ ⌐ UK Postcode ⌐⌐⌐⌐⌐⌐⌐	Class of shares allotted ⌐ ⌐ ⌐	Number allotted ⌐ ⌐ ⌐

Please enter the number of continuation sheet(s) (if any) attached to this form ☐

Signed _~~Spence~~_ Date _2 January 2004_

<small>A director / secretary / administrator / administrative manager / receiver manager / receiver</small>   *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CAPITA REGISTRARS NORTHERN HOUSE WOODSOME PARK FENAY BRIDGE HUDDERSFIELD HD8 0LA	
DX number	DX exchange

Oyez 7 Spa Road, London SE16 3QQ.

1999 Edition 9.99
 Co 88(2)-2/2

Companies 88(2) (Revised 1999)

ANTISOMA PLC - ORDINARY SHARES OF 1P (GB0055696032)

OPEN OFFER

Report date : 23/12/2003   Page   1

Holder   Shares

MR ALBERT SHIELD AIREY   833
  3 MEADOW COURT, APPLEBY IN WESTMORLAND, CUMBRIA, CA16 6TJ.

MRS JANET ELIZABETH ALCOCK   1333
  RANDALLS, HODDER COURT, KNOWLES BROW, STONYHURST, BB7 9PP.

ALLIANCE TRUST SAVINGS NOMINEES LIMITED   420
  P.O. BOX 164, MEADOW HOUSE, 64 REFORM STREET, DUNDEE, DD1 9YP.

MRS SANDRA ALLISON   42
  128 SKIPTON ROAD, ILKLEY, WEST YORKSHIRE, LS29 9BQ.

SUBRAMANIAM ANANDAKRISHNAN ESQ   194
  15A ORCHARD AVENUE, NEW MALDEN, SURREY, KT3 4JU.

STEPHEN RODNEY ANDERSON ESQ   166
  35 CHAUCER CLOSE, BERKHAMSTED, HERTFORDSHIRE, HP4 3PP.

MRS JENIFER MARY ANSELL   38
  OAKFIELD, MANOR ROAD, FRESHWATER, ISLE OF WIGHT, PO40 9UD.

MR JOHN EDWARD ARMSTRONG   66
  4 MARQUIS GARDENS, CHELLASTON, DERBY, DE73 1WD.

MRS ANNE ATTWOOD   333
  22 HARDWICKE CLOSE, WORCESTER, WORCESTERSHIRE, WR2 5NX.

MRS PAULINE MARY BAILEY   777
  40 BLENHEIM DRIVE, OXFORD, OXFORDSHIRE, OX2 8DQ.

MR KEITH DEXTER RONALD BAKER   208
  119 MARLBOROUGH ROAD, SWINDON, WILTS, SN3 1NJ.

DAVID BARKER ESQ   41
  93 CROFT ROAD, BALBY, DONCASTER, DN4 9HD.

DR COLIN THOMAS BARNES   388
  5 CAMBRIDGE ROAD, GIRTON, CAMBRIDGE, CAMBRIDGESHIRE, CB3 0PN.

BARRATT & COOKE GSI NOMINEES LIMITED a/c ISA   173
  5 OPIE STREET, NORWICH, NORFOLK, NR1 3DW.

BDS NOMINEES LIMITED a/c GPEP   1083
  PO BOX 1035, COMMERCIAL UNION HOUSE, 39 PILGRIM STREET, NEWCASTLE UPON TYNE, NE99 1NY.

BEAR STEARNS SECURITIES CORP a/c CLIENTSK   8333
  25TH FLOOR, 1 CANADA SQUARE, LONDON, E14 5AD.

GERALD FRANCIS BEDDOES ESQ   833
  2 GRIFFS HOLLOW, CARLTON, NOTTINGHAM, NG4 1DL.

ANTISOMA PLC - ORDINARY SHARES OF 1P (GB0055696032)

OPEN OFFER

Holder	Shares
MR JOHN KENNETH BERSTAD GRONSUNDVEIEN 36, 1394 NESBRU, NORWAY, OSLO.	365
MR MANJEET KUMAR BHANIA MRS MINA MANJEET BHANIA 37 ETCHINGHAM PARK ROAD, FINCHLEY, LONDON, N3 2DU.	20
MOOSA ESHAQ BHAYAT ESQ MISS YAN OI OW BCM BOX 5604, LONDON, WC1N 3XX.	416
MR WILFRED ERNEST HENRY BICKLE EVERGREENS, BEALSWOOD ROAD, GUNNISLAKE, CORNWALL, PL18 9DA.	833
W BIRKETT 4 FORT ROAD, GUILDFORD, SURREY, GU1 3TB.	7122
DR NIGEL BLAGG 39 STAPLEGROVE ROAD, TAUNTON, SOMERSET, TA1 1DG.	83
DR NIGEL ROBERT BLAGG 39 STAPLEGROVE ROAD, TAUNTON, SOMERSET, TA1 1DG.	166
MISS PATRICIA AUDREY BLOOMFIELD 38 BOWNESS AVENUE, HEADINGTON, OXFORD, OX3 0AL.	77
MRS MABEL BLOXAM 36 CHESTNUT DRIVE, POYNTON, CHESHIRE, SK12 1QE.	75
BNY (OCS) NOMINEES LIMITED 1 CANADA SQUARE, LONDON, E14 5AL.	20833
BNY (OCS) NOMINEES LIMITED a/c KBC 1 CANADA SQUARE, LONDON, E14 5AL.	118235
BERNARD ERNEST BOLDRY ESQ 76 CANTLEY LANE, BESSACARR, DONCASTER, DN4 6NH.	18
MRS JIMMA GRACE BOLT 8 CROFT LODGE, BARTON ROAD, CAMBRIDGE, CAMBRIDGESHIRE, CB3 9LA.	83
CHRISTOPHER BOLTON ESQ ASHTREE HOUSE, SAWYERS HILL, MINETY, MALMESBURY, WILTSHIRE, SN16 9QL.	116
MR JOHN BOND 47 HIGH STREET, BRIGHOUSE, WEST YORKSHIRE, HD6 1DE.	171
CECIL GEORGE BOSLEY ESQ MRS MARIE THERESE BOSLEY 54 DE LISLE ROAD, BOURNEMOUTH, BH3 7NG.	1250

ANTISOMA PLC - ORDINARY SHARES OF 1P (GB0055696032)

OPEN OFFER

Report date : 23/12/2003   Page   3

Holder	Shares
MRS BETTY BOWDERY 12 SANDY MOOR, BRADFORD, BD15 9LF.	166
DAVID MARTIN BOWERS ESQ 91 ASH HILL DRIVE, SHADWELL, LEEDS, LS17 8JR.	166
MRS BEVERLEY JODIE BOYLAN STREAM HOUSE, THREE OAKS LANE, WADHURST, EAST SUSSEX, TN5 6PU.	575
MR ROBIN WILLIAM BRADSHAW 63 FELBRIDGE AVENUE, STANMORE, MIDDX, HA7 2BU.	541
MR THOMAS AUSTIN BRAILSFORD BRAMBLE COTTAGE, HOME FARM COURT, INGESTRE, STAFFORDSHIRE, ST18 0RE.	66
BREWIN NOMINEES LIMITED a/c NTNL PO BOX 1025, COMMERCIAL UNION HOUSE, 39 PILGRIM STREET, NEWCASTLE UPON TYNE, NE99 1SX.	2181
BREWIN NOMINEES LIMITED a/c PENCHP PO BOX 1025, COMMERCIAL UNION HOUSE, 39 PILGRIM STREET, NEWCASTLE UPON TYNE, NE99 1SX.	833
MR GERALD FRANCIS BRIGSTOCK MRS DIANE MARGARET BRIGSTOCK 41 CARDONESS ROAD, CROSSPOOL, SHEFFIELD, S10 5RT.	583
ALAN GILESPIE BROWN ESQ 7 TOWER TERRACE, KIRKCALDY, FIFE, KY1 3BA.	333
DAVID STEPHEN BROWN ESQ 8 VALE ROAD, BOWDON, CHESHIRE, WA14 3AB.	787
MICHAEL JOSEPH BROWN ESQ 52 LYCHGATE AVENUE, STOURBRIDGE, WEST MIDLANDS, DY9 0TS.	833
MR SIMON JOHN SAVILLE BROWN 14 WOLSEY ROAD, MOOR PARK, NORTHWOOD, MIDDLESEX, HA6 2HW.	972
MRS JUDY BRYETT 85 WARWICK AVENUE, EDGWARE, MIDDX, HA8 8UL.	166
MRS MARGARET SUTHERLAND BUCHAN 43 MAIDEN STREET, PETERHEAD, AB42 1EE.	107
DR IAN MARK BUCKLEY-GOLDER AESCULUS HOUSE, WEST STREET, CHILDREY, OXFORDSHIRE, OX12 9UJ.	20
MR JOHN PHILIP BURNETT 63 THE FAIRWAY, BRUNTON PARK, NEWCASTLE UPTON TYNE, TYNE & WEAR, NE3 5AQ.	416
MRS JEAN HOLLAND WALKER CAMPBELL STONE COTTAGE, 7 STONEHEAP CROFTS, BENTS, WEST LOTHIAN, EH47 8BX.	350

ANTISOMA PLC - ORDINARY SHARES OF 1P (GB0055696032)

OPEN OFFER

Holder	Shares
MR RONALD JAMES CARR 3 SHIRES TERRACE. MOORLAND. BRIDGWATER. SOMERSET. TA7 OAN.	333
MICHAEL JOHN CARROLL ESQ 115 SANDY LANE NORTH, WALLINGTON. SURREY, SM6 8LA.	194
MR WINDSOR CARTWRIGHT LANDRY BARN. NELSON ROAD. YFTRED MYNACH. HENGAID. MID GLAM.. CF82 7EG.	500
MR WILLIAM FREDERICK CHALK MRS PATRICIA CHALK 4 LANGLEY WALK. CRAWLEY. WEST SUSSEX. RH11 7LR.	1633
MR WILLIAM FREDERICK CHALK 4 LANGLEY WALK. CRAWLEY. WEST SUSSEX. RH11 7LR.	333
MR DILAN CHANDARANA 18 QUENIBOROUGH ROAD. LEICESTER. LE4 6GT.	83
CHANNEL NOMINEES LIMITED a/c FR 525 FERRY ROAD. EDINBURGH. EH5 2AW.	12944
CHASE NOMINEES LIMITED P O BOX 18171. 125 LONDON WALL. LONDON. EC2Y 5AJ.	111988
CHASE NOMINEES LIMITED a/c 31736 P O BOX 18171. 125 LONDON WALL. LONDON. EC2Y 5AJ.	428752
CHASE NOMINEES LIMITED a/c BGILIFE PO BOX 18171. 125 LONDON WALL. LONDON. EC2Y 5AJ.	28558
CHASE NOMINEES LIMITED a/c BGILIFEL PO BOX 18171. 125 LONDON WALL. LONDON. EC2Y 5AJ.	159858
CHASE NOMINEES LIMITED a/c BGIOMNI PO BOX 18171. 125 LONDON WALL. LONDON. EC2Y 5AJ.	31713
DR SHANTI LAL CHAWLA 1 WEST MOOR CLOSE. YARM. CLEVELAND. TS15 9RG.	388
CITIFRIENDS NOMINEE LIMITED 25 MOLESWORTH STREET. LEWISHAM. LONDON. SE13 7EX.	45033
CLACHAN NOMINEES LIMITED a/c HOLDINGS OLD MUTUAL PLACE. 2 LAMBETH HILL. LONDON. EC4V 4GG.	4117
ANDREW MICHAEL CLARK ESQ 47 HESLINGTON LANE. YORK. YO10 4HN.	411
MR MICHAEL JOHN CLARK RIDGE FARM. FISHPOND. BRIDPORT. DORSET. DT6 6NW.	250

ANTISOMA PLC - ORDINARY SHARES OF 1P (GB0055696032)

OPEN OFFER

Holder	Shares
MR ROBIN EGERTON CLILVERD WOODSIDE HOUSE. CADMORE END. HIGH WYCOMBE. BUCKS. HP14 3PE.	194
CLYDESDALE BANK (HEAD OFFICE) NOMINEES LIMITED a/c ABERFIT1 30 ST VINCENT PLACE. GLASGOW. G1 2HL.	376133
CLYDESDALE BANK (HEAD OFFICE) NOMINEES LIMITED a/c ABERFUT1 30 ST VINCENT PLACE. GLASGOW. G1 2HL.	378816
PETER MARTIN COLLINS ESQ 19 RIDGEWAY DRIVE. NEWPORT. GWENT. NP20 5AR.	333
RICHARD JAMES COLLMAN ESQ 21 BEECHWOOD AVENUE. MILBER. NEWTON ABBOT. DEVON. TQ12 4LJ.	34
MISS SOPHIE CHARLOTTE COLLMAN 21 BEECHWOOD AVENUE. MILBER. NEWTON ABBOT. DEVON. TQ12 4LJ.	34
COMDIRECT NOMINEE LTD a/c NOMINEE BOATMAN'S HOUSE. 2 SELSDON WAY. LONDON. E14 9LA.	7370
PHILIP CONNICK ESQ 104 CHAPEL LANE. WYMONDHAM. NORFOLK. NR18 0DN.	333
MR ALAN JOHN CONWAY 1 DOGFIELD STREET. CARDIFF. S GLAM. CF24 4QJ.	77
GRAHAME COOK ESQ 9 ALLEYN ROAD. DULWICH. LONDON. SE21 8AG.	14855
MRS JOAN BETTY COOK MR DAVID WILLIAM JOHN COOK VANTAGE POINT. 28 RIVERSIDE. WINCHCOMBE. CHELTENHAM. GLOUCESTERSHIRE. GL54 5JP.	807
JAMES COOMBES ESQ RIVERSDALE. CASTLE STREET. BAKEWELL. DERBYSHIRE. DE45 1DU.	14376
MR DENIS CORCORAN TROVEMORE. WAINLODE LANE NORTON. GLOUCESTER. GLOUCESTERSHIRE. GL2 9LN.	243
MRS ROSINA MARGARET CORNELIUS THE COACH HOUSE. CLARENCE ROAD. MALVERN. WORCESTERSHIRE. WR14 3EN.	333
PETER BARRIE COSSER ESQ 37 MERRIEFIELD AVENUE. BROADSTONE. DORSET. BH18 8DA.	41
JOHN HORWOOD COSSINS TARRANT RAWSTON. BLANDFORD FORUM. DORSET. DT11 8SF.	388
MR JEREMY COULSON 8 DENTON PARK. GOSFORTH. CUMBRIA. CA20 1BG.	116

ANTISOMA PLC - ORDINARY SHARES OF 1P (GB0055696032)

OPEN OFFER

Holder	Shares
MR TIM COWPER MIEDERS, WOOD LANE, KIDMORE END, READING, BERKSHIRE, RG4 9BE.	465
MISS ELIZABETH ANNE COWTAN 42 CASCADE AVE, MUSWELL HILL, LONDON, N10 3PY.	291
MR DAVID JOHN COX a/c LL MR EDMUND PATRICK DONEGAN MR EDWARD CHARLES MADIGAN CROSSFIELD COTTAGE, BURY LANE, CHORLEY, LANCASHIRE, PR6 8BH.	350
MRS SHEILA MARY CROSS 9 HARWOOD NEW ROAD, GREAT HARWOOD, BLACKBURN, LANCS, BB6 7TD.	233
MR TERENCE JOHN CUNDALL 2 LEDWAY DRIVE, WEMBLEY, MIDDLESEX, HA9 9TQ.	1666
WILLIAM ALBERT CURRY ESQ 8 EXETER GARDENS, YATELEY, HAMPSHIRE, GU46 7RS.	100
MRS TERESA FLORENCE DAMER 141 FARNHAM LANE, FARNHAM ROYAL, SLOUGH, BERKSHIRE, SL2 2AS.	137
MR GEORGE ROBERT DANN GROVE FARMHOUSE, HAGNABY ROAD, OLD BOLINGBROKE, SPILSBY, LINCOLNSHIRE, PE23 4HJ.	250
MR TERENCE PETER DAVISON 22 WESTMINSTER DRIVE, BOGNOR REGIS, WEST SUSSEX, PO21 3RA.	156
MR JAMES DAWSON THE FLAT, 8 STOKE ROAD, PORTISHEAD, BRISTOL, BS20 6BQ.	27
MR DAVID CHRISTOPHER DEEN MERRYFIELD HOUSE, 99 WARGRAVE ROAD, TWYFORD, BERKSHIRE, RG10 9PE.	777
MRS MAUREEN DEVINE 123 CLOUGH AVENUE, WILMSLOW, CHESHIRE, SK9 4BZ.	172
MR DAVID DIGGINS MS LOUISE JANE SLATER FLAT 16, ST CHRISTOPHERS COURT, 102 JUNCTION ROAD, LONDON, N19 5QT.	66
MR JAMES FREDERICK DILGERT MRS LYNDA GLADYS DILGERT 11 MOUNTNESSING, HADLEIGH, BENFLEET, ESSEX, SS7 2QB.	38
MR PAUL DOBSON THE COACH HOUSE, POPLARS FARM LANE, SCARRINGTON, NOTTINGHAM, NOTTINGHAMSHIRE, NG13 9BQ.	388
PAUL THOMAS DODGSON ESQ 1 COCKLEY MEADOWS, KIRKHEATON, HUDDERSFIELD, WEST YORKSHIRE, HD5 0LA.	83

ANTISOMA PLC - ORDINARY SHARES OF 1P (GB0055696032)

OPEN OFFER

Holder	Shares
MRS KATHLEEN TERESA DONNELLY 15 CULNAGREW ROAD, DUNGANNON, COUNTY TYRONE, BT71 6RU.	166
MR WALTER DELVILLE DOUGHTY 48 KNIGHTSIDE WALK, NEWCASTLE UPON TYNE, NE5 1TP.	194
DR PAUL DOUGLAS 27 ST RONANS DRIVE, SHAWLANDS, GLASGOW, G41 3SH.	233
PETER CHARLES DOYE ESQ 13 SOUTHVIEWS, SELSDON, CROYDON, SURREY, CR2 8SH.	77
MR MARK ANDREW DRURY 468 BROADWATER CRESCENT, STEVENAGE, HERTFORDSHIRE, SG2 8HE.	1666
E*TRADE UK NOMINEES LIMITED a/c ISA 42ND FLOOR, 1 CANADA SQUARE, CANARY WHARF, LONDON, E14 5AA.	3332
E*TRADE UK NOMINEES LIMITED a/c UNDESIGN 42ND FLOOR, 1 CANADA SQUARE, CANARY WHARF, LONDON, E14 5AA.	6154
GLYN OWAIN EDWARDS ESQ 20 ASHLEY PARK, MAIDENHEAD, BERKSHIRE, SL6 8EZ.	25000
MR MICHAEL GRANT ELLIS 3 DURNSFORD WAY, CRANLEIGH, SURREY, GU6 7LN.	125
MR ABUELGASIM MUKHTAR ELZEINEID 56 KINGSLEY ROAD, HOUNSLOW, MIDDLESEX, TW3 1QA.	116
JOHN DAVID EMANUEL 20 REGENTS PARK ROAD, LONDON, NW1 7TX.	3073
MR CORNELIUS PATRICK ENRIGHT 65 COUNTESS LANE, RADCLIFFE, MANCHESTER, M26 3NH.	933
EUROCLEAR NOMINEES LIMITED a/c EOCEF C/O THE BANK OF NEW YORK, LONDON, ONE CANADA SQUARE, LONDON, E14 5AL.	9211
MR JOHN MICHAEL EVANS 19 MILL CLOSE, BOOKHAM, SURREY, KT23 3JX.	595
MR KENNETH MALCOLM EVANS MRS PHYLLIS EVANS 19 ABBOTS WAY, NEWCASTLE, STAFFS, ST5 2ES.	154
DAVID JOSEPH FAWKE ESQ MRS LISA JANE FAWKE 8 MAPLE CLOSE, EASTCOTE, RUISLIP, MIDDLESEX, HA4 8TD.	2577
MISS CHRISTINE ANN FELL 4 RISBOROUGH ROAD, STOKE MANDEVILLE, AYLESBURY, BUCKS, HP22 5UT.	77

ANTISOMA PLC - ORDINARY SHARES OF 1P (GB0055696032)

OPEN OFFER

Holder	Shares
MR GORDON JOHN FENNELL 61 CUCKOO HILL ROAD. PINNER. MIDDLESEX. HA5 1AU.	38
MR IAN GRAHAM FERGUSON NEWLANDS. 43 STONEHILL ROAD. HEADLEY DOWN. BORDON. HANTS; GU35 8ET.	600
FERLIM NOMINEES LIMITED a/c PPMS030 2 GRESHAM STREET. LONDON. EC2V 7QN.	8333
LIVIO FERRARI ESQ 9 ORCHARD LANE. WIMBLEDON. LONDON. SW20 0SE.	66
MICHAEL JOSEPH SYDNEY FINNIMORE ESQ 1 CWRT LEUBREN. PENCOEDTRE. BARRY. VALE OF GLAMORGAN. CF63 1HH.	31
MR CRAIG STUART FISHER 8 SAVILLE ROAD. GATLEY. CHEADLE. CHESHIRE. SK8 4BZ.	416
MR DAVID FISHLOCK OBE TRAVELLER'S JOY. COPSE LANE. JORDANS. BUCKS. HP9 2TA.	1944
PHILIP ANTHONY FITZPATRICK ESQ 152 NORTON LANE. TIDBURY GREEN. SOLIHULL. WEST MIDLANDS. B90 1QT.	388
MRS ELIZABETH ANN GAILEY 6 NURSERY GROVE. KILMACOLM. RENFREWSHIRE. PA13 4HW.	166
MISS LYNNE GAMBLE 15 CARN VALLEY. HILLTOWN ROAD. RATHFRILAND. NEWRY. DOWN. BT34 4GA.	77
MR BRIAN WILLIAM LEVETT GEORGE GREENWAYS. HEOLLAS ROAD. TALGARTH. BRECON. POWYS. LD3 0PH.	166
GILTSPUR NOMINEES LIMITED a/c BUNS PO BOX 1045. COMMERCIAL UNION HOUSE. 39 PILGRIM STREET. NEWCASTLE UPON TYNE. NE99 1NU.	33705
PETER STARKEY GLEAVE ESQ APARTMENT 5. SCHOOL GREEN. 23 THE DOWNS. CHEADLE. CHESHIRE. SK8 1JL.	1538
MR NORBERT GOLDBERG 16 RIVERSIDE DRIVE. 300 GOLDERS GREEN ROAD. LONDON. NW11 9PU.	2083
MS NOELA MARIE GONSALVES HOUNDEAN COTTAGE. WARKWORTH. MORPETH. NORTHUMBERLAND. NE65 0YJ.	44
MRS MARGARET GRAHAM 11 CRAW PARK. BRAMPTON. CUMBRIA. CA8 1UZ.	238
MR MICHAEL JOHN MORAY GRATTON 7 BRADGATE CLOSE. CUFFLEY. HERTFORDSHIRE. EN6 4RF.	33

ANTISOMA PLC - ORDINARY SHARES OF 1P (GB0055696032)

OPEN OFFER

Holder	Shares
MRS EILEEN JOYCE GREAVES 13 PICKWICK ROAD, POYNTON, STOCKPORT, CHESHIRE, SK12 1LD.	33
MR ROBERT LESLIE JAMES GREEN TIVERTON HOUSE, 20 MILLANDS LANE, KILVE, BRIDGWATER, SOMERSET, TA5 1EO.	32
GREENWOOD NOMINEES LIMITED a/c NMRSSL 20 MOORGATE, LONDON, EC2R 6DA.	416
MR WALTER WILLIAM GRIFFITHS IVY COTTAGE, BRYN HYFRYD, BETHEL, CAERNARFON, GWYNEDD, LL55 1UW.	194
MR JONATHAN GRUBB KEEPERS COTTAGE, CAIRNSMORE ESTATE, PALNURE, NEWTON STEWART, DG8 7BB.	50
MR PHILIP EDWARD GUTTERIDGE 23 SHROPSHIRE AVENUE, DERBY, DERBYSHIRE, DE21 6EW.	197
DR LAURENCE WILLIAM HAGAN THE WALNUTS, PINKNEYS DRIVE, PINKNEYS GREEN, MAIDENHEAD, BERKSHIRE, SL6 6QD.	2750
HALB NOMINEES LIMITED a/c X331 33 GREAT CHARLES STREET, BIRMINGHAM, B3 3JN.	500
SHALOM HAMOU ESQ MRS DEBRA ELAINE HAMOU 220 SYDNEY ROAD, MUSWELL HILL, LONDON, N10 2RS.	833
MR CYRIL IVAN HARDEN 1 FOSSETT WAY, WEYMOUTH, DORSET, DT4 9HD.	388
HARGREAVES LANSDOWN (NOMINEES) LIMITED a/c 15637 KENDAL HOUSE, 4 BRIGHTON MEWS, CLIFTON, BRISTOL, BS8 2NX.	1379
HARGREAVES LANSDOWN (NOMINEES) LIMITED a/c 15942 KENDAL HOUSE, 4 BRIGHTON MEWS, CLIFTON, BRISTOL, BS8 2NX.	2944
HARGREAVES LANSDOWN (NOMINEES) LIMITED a/c HLNOM KENDAL HOUSE, 4 BRIGHTON MEWS, CLIFTON, BRISTOL, BS8 2NX.	58
HARGREAVES LANSDOWN (NOMINEES) LIMITED a/c SMA KENDAL HOUSE, 4 BRIGHTON MEWS, CLIFTON, BRISTOL, BS8 2NX.	4309
MRS JEAN HARPER 45 THE RIDGEWAY, FETCHAM, LEATHERHEAD, SURREY, KT22 9BE.	350
MR KENNETH KNIGHTON HART 76 PLANTATION ROAD, POOLE, DORSET, BH17 9LP.	388
MICHAEL GODFREY HARVEY ESQ 66 TYCEHURST HILL, LOUGHTON, ESSEX, IG10 1DA.	747

ANTISOMA PLC - ORDINARY SHARES OF 1P (GB0055696032)

OPEN OFFER

Holder	Shares
DEWAN RAISUL HASSAN ESQ 98 STREATHAM ROAD, MITCHAM, SURREY, CR4 2AB.	466
ERIC JOHN HATHWAY ESQ BROOMHILL FARM, ANGLE, PEMBROKE, DYFED, SA71 5AH.	668
MRS GILLIAN MARJORIE HAWKE MOUNCEY, POLGOOTH, ST. AUSTELL, CORNWALL, PL26 7AZ.	777
MR ERIC MERSON HAZELL 129 CAPSTONE ROAD, DOWNHAM, BROMLEY, KENT, BR1 5NQ.	3633
MISS PATRICIA MARGARET HEALY SUNBRAE, 30 BANK CRESCENT, LEDBURY, HEREFORDSHIRE, HR8 1AD.	88
PETER ANTHONY GEORGE HEATH ESQ 1 TENNYSON ROAD, LEYTON, LONDON, E10 5JS.	680
MR SUBHASH HEER 114 KING EDWARD ROAD, COVENTRY, WEST MIDLANDS, CV1 5BJ.	8
MRS BETHAN HENDERSON WINDSHOTT, OGBOURNE ST GEORGE, MARLBOROUGH, WILTSHIRE, SN8 1TA.	2342
MICHAEL GEORGE HENNINGS ESQ ORCHARD HOUSE, CHURCH HILL, SAXLINGHAM, NETHERGATE, NORWICH, NR15 1TD.	245
STEPHEN MICHAEL HIRST BACHELAKERSTRASSE 16, 8132 HINTEREGG, SWITZERLAND.	777
MR DAVID JOHN HOLMES COPPERFIELD, HIGHER RAMSGREAVE ROAD, RAMSGREAVE, BLACKBURN, BB1 9DJ.	583
MR IAN ROBERT HOLTUM 92 LOFTING ROAD, LONDON, N1 1JB.	1576
RICHARD WILLIAM HOMER ESQ WILLOWSMERE, UTTOXETER ROAD, STONE, STAFFS, ST15 8RZ.	250
MR BRYAN DOUGLAS HONEY 8 WINSTON DRIVE, STOKE DABERNON, COBHAM, SURREY, KT11 3BS.	116
MR MICHAEL BRUCE HOOK 29 GEORGE ROAD, FARNCOMBE, SURREY, GU7 3LS.	38
MR ANTHONY LAWRENCE HOULIHAN 1 HEATHER BROW, ENTRANCE 8 BROOM HILL, CLAUGHTON VILLAGE, BIRKENHEAD, WIRRAL, CH43 8TB.	230
HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED a/c 741812 MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA.	57298

ANTISOMA PLC - ORDINARY SHARES OF 1P (GB0055696032)

OPEN OFFER

Holder	Shares
HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED a/c 748175 MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA.	22064
HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED a/c 748493 MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA.	56
HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED a/c 750722 MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA.	333
HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED a/c 813259 MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA.	48538
HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED a/c 814537 MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA.	4115
HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED a/c 845315 MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA.	286
HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED a/c 847592 MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA.	1442
HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED a/c 909652 MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA.	34
HSBC MARKING NAME NOMINEE (UK) LIMITED a/c EXPCO MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA.	5833
HSDL NOMINEES LIMITED TRINITY ROAD, HALIFAX, HX1 2RG.	7029
HSDL NOMINEES LIMITED a/c MAXI TRINITY ROAD, HALIFAX, HX1 2RG.	816
HSDL NOMINEES LIMITED a/c MINI TRINITY ROAD, HALIFAX, HX1 2RG.	2993
HSDL NOMINEES LIMITED a/c PEPS TRINITY ROAD, HALIFAX, HX1 2RG.	1166
HSDL NOMINEES LIMITED a/c SBUILD TRINITY ROAD, HALIFAX, HX1 2RG.	729
STEPHEN HUDSON ESQ 22 BRIAR CLOSE, SOUTH HYKEHAM, LINCOLN, LN6 9UE.	279
MR DONALD HUGHES 5 GLANMOR PARK ROAD, SKETTY, SWANSEA, WEST GLAM, SA2 0QG.	1509
DR HELEN PATRICIA HUGHES NANT Y GRAEAN FARM, HENDURNPIKE, TREGARTH, BANGOR, GWYNEDD, LL57 4NN.	61

ANTISOMA PLC - ORDINARY SHARES OF 1P (GB0055696032)

OPEN OFFER

Holder	Shares
MR SYED MOTAHERUL HUQ FLAT 8/11 KEMPTON COURT, 2 DURWARD STREET, LONDON, E1 5BD.	666
IDEALING NOMINEES LIMITED a/c IDLISA 114 MIDDLESEX STREET, LONDON, E1 7HY.	1597
IDEALING NOMINEES LIMITED a/c IDLNOM 114 MIDDLESEX STREET, LONDON, E1 7HY.	366
MR DAVID ALEXANDER INGLIS MRS PEARL SMITH MACCOLL INGLIS CHERRYBANK, WEST BANK ROAD, ARDRISHAIG, ARGYLL, PA30 8HB.	233
MR JOHN ALISTAIR INKSTER BONABRI, HAMNAVOE, SHETLAND, ZE2 9LA.	333
MRS WILDA INKSTER BON ABRI, HAMNAVOE, SHETLAND, ZE2 9LA.	168
MR DAVID STUART IRELAND 23 ASHKIRK WAY, SEATON DELAVAL, NORTHUMBERLAND, NE25 0JT.	166
STUART DEAN JACKSON ESQ 14 WESTBROOK DRIVE, RAINWORTH, MANSFIELD, NOTTS. NG21 0FD.	1166
MR FRANK DENNIS JACOB 10 ASH HILL ROAD, NEWPORT PAGNELL, BUCKINGHAMSHIRE, MK16 8BS.	416
JAMES BREARLEY CREST NOMINEES LIMITED a/c ICON PO BOX 34, 56-60 CAUNCE STREET, BLACKPOOL, FY1 3DQ.	4443
JAMES BREARLEY CREST NOMINEES LIMITED a/c ISA PO BOX 34, 56-60 CAUNCE STREET, BLACKPOOL, FY1 3DQ.	1505
JAMES CAPEL (NOMINEES) LIMITED HSBC BANK PLC, 8 CANADA SQUARE, LONDON, E14 5HQ.	2527
JAMES CAPEL (NOMINEES) LIMITED a/c HSBCSS HSBC BANK PLC, 8 CANADA SQUARE, LONDON, E14 5HQ.	5675
MRS JILL JARVIS THE BEECHES, 322 OULTON ROAD NORTH, LOWESTOFT, SUFFOLK, NR32 4QL.	388
MR PETER JOHN JEFFREY 7 ATLANTIC CRESCENT, BURNHAM-ON-SEA, SOMERSET, TA8 1NF.	80
MR RICHARD CLIFFORD JENKIN 55 CRADDOCKS AVENUE, ASHTEAD, SURREY, KT21 1PE.	333
GARRY JENKINS ESQ 123 BRIGHTFIELD ROAD, LONDON, SE12 8QG.	278

Holder	Shares
MR BARRY THOMAS JENKINSON 203 LONG LANE. HILLINGDON. UXBRIDGE. MIDDLESEX. UB10 9JW.	1497
MR MARTIN EDWARD JENKINSON FCCA 11 JULIET GARDENS. WARFIELD. BRACKNELL. BERKS. RG42 3UE.	167
GODFREY FRANK JILLINGS ESQ 47 HURLINGHAM SQUARE. PETERBOROUGH ROAD. LONDON. SW6 3DZ.	2218
JIM NOMINEES LIMITED a/c JARVIS 15/17 MOUNT EPHRAIM ROAD. TUNBRIDGE ROAD. KENT. TN1 1EN.	3494
JIM NOMINEES LIMITED a/c PEP 15/17 MOUNT EPHRAIM ROAD. TUNBRIDGE ROAD. KENT. TN1 1EN.	2620
JIM NOMINEES LIMITED a/c SNETISAS 15/17 MOUNT EPHRAIM ROAD. TUNBRIDGE ROAD. KENT. TN1 1EN.	338
MR CHARLES JOHNSON 24 WOODWARD ROAD. PRESTWICH. MANCHESTER. M25 9TU.	555
MISS SARAH LOUISE JOHNSON 175 DERBY ROAD. CHELLASTON. DERBY. DERBYSHIRE. DE73 1SB.	166
PAUL DENNIS JOLLEY ESQ JUVENIS COTTAGE. OTTERHAMPTON. SOMERSET. TA5 2PT.	583
MR ELIAS GWYN JONES 141 MILES BUILDINGS. PENFOLD PLACE. LONDON. NW1 6RH.	86
JOHN ROBERT JONES ESQ BIRCH ROCK HOUSE. HIGHLAND TERRACE. PONTARDDULAIS. NEAR SWANSEA. WEST GLAMORGAN. SA4 1JY.	136
MRS SUZANNE GAIL JONES 6 FROMONDES ROAD. SUTTON. SURREY. SM3 8QR.	182
MICHAEL PETER JUDGE ESQ 168 CASTLEROE ROAD. COLERAINE. CO DERRY. BT51 3RW.	58
VICTOR JOHN KEEGAN ESQ MRS ROSALEEN MARY KEEGAN 174 ASHLEY GARDENS. LONDON. SW1P 1PD.	590
MRS KATHLEEN MARJORIE KEEN 11 GORDON ROAD. CLIFTON. BRISTOL. BS8 1AW.	250
DR LLOYD KELLAND 123 HITCHINGS WAY. REIGATE. SURREY. RH2 8EP.	1666
DR LLOYD ROYSTON KELLAND 123 HITCHINGS WAY. REIGATE. SURREY. RH2 8EP.	972

ANTISOMA PLC - ORDINARY SHARES OF 1P (GB0055696032)

OPEN OFFER

Holder	Shares
MR PETER HUDSON SPENCE KELLEY GARTH, 27 DEAN STREET, BREWOOD, STAFFORD, ST19 9BU.	166
FURQAN AHMAD KHAN ESQ MRS AMNA KHAN 10 HAREFIELD AVENUE, CHEAM, SURREY, SM2 7NE.	670
STEWART KILLOCH ESQ 19 LEVAN POINT, CLOCH ROAD, GOUROCK, PA19 1BL.	166
MRS MAUREEN KING 65 WINDSOR ROAD, SWINDON, WILTSHIRE, SN3 1JU.	583
RICHARD ANDREW KIRK ESQ APARTMENT 4, LAKE VIEW COURT, LEEDS, WEST YORKSHIRE, LS8 2TX.	833
MRS KATHLEEN KNOWLES LONG ACRE HOUSE, WINKFIELD STREET, WINKFIELD, WINDSOR BERKSHIRE, SL4 4SW.	100
TERENCE PETER KNOWLES ESQ 29 ST PETERS ROAD, MIDSOMER NORTON, BATH, BA3 4BJ.	1666
RAFIC YACOUB KREIDI ESQ 22 LEONARD COURT, EDWARDES SQUARE, LONDON, W8 6NL.	1000
MRS VIJAYA LAKSHMI KUNAPULI 6 PASTURE ROAD, WEMBLEY, MIDDLESEX, HA0 3JD.	33
HUGH RICHMOND LAMBERT ESQ 24 COPPERKINS LANE, AMERSHAM, BUCKINGHAMSHIRE, HP6 5QF.	166
ROGER LANCASTER ESQ SPRING HOUSE, THE HURST, BIDDULPH MOAR, STOKE-ON-TRENT, ST8 7RU.	3589
TIMOTHY LANG ESQ THE STABLES, ST MARYS WALK, NORTH ASTON, OXFORDSHIRE, OX25 4JA.	5000
MRS BARBARA LARKHAM 10 DORCHESTER CLOSE, NEWCASTLE UPON TYNE, NE5 1JN.	76
PATRICK LARKIN ESQ 184 BRISTOL ROAD, WOLD ROAD, HULL, HU5 5XW.	76
JOHN LAWRENCE ESQ REGENT HOUSE, HEATON LANE, STOCKPORT, CHESHIRE, SK4 1BS.	831
THOMAS JOSEPH LEE ESQ MRS MARY LEE 51 SOUTHERNDOWN AVENUE, MAYALS, SWANSEA, SA3 5EL.	33
DR KAREN LEEMING 50 SEABANK ROAD, LOWER HESWALL, WIRRAL, CH60 4SW.	75

ANTISOMA PLC - ORDINARY SHARES OF 1P (GB0055696032)

OPEN OFFER

Holder	Shares
MR BRIAN JOHN LEONARD MEADOW COTTAGE, 1 NELSON CLOSE, STVERTON, TOTNES, DEVON, TQ9 6PG.	16
MR JOHN HARRIES LEWIS CWM MEUDWY, LLANDYSUL, CEREDIGION, SA44 4JW.	166
MR NICHOLAS ANTON LEWIS 144 BASSALEG ROAD, NEWPORT, GWENT, NP20 3PX.	130
PAUL FRANCIS LITTEN ESQ L'RIVAGE, PORTINFER, VALE, GUERNSEY, GY6 8LN.	41
LLOYDS BANK (PEP NOMINEES) LIMITED CAPITAL HOUSE, 1/5 PERRYMOUNT ROAD, HAYWARDS HEATH, WEST SUSSEX, RH16 3SP.	1126
LLOYDS BANK NOMINEES LIMITED 48 CHISWELL STREET, LONDON, EC1Y 4XX.	6216
MR SZE-CHING LU 113 ST JAMES ROAD, SUTTON, SURREY, SM1 2TJ.	603
PHILIP COURTENAY- LUCK ESQ THE WHITE HOUSE, DENHAM VILLAGE, BUCKINGHAMSHIRE, HB9 5BE.	21180
MR EAMON JOSEPH LYNCH 69 HORNCASTLE ROAD, BOSTON, LINCOLNSHIRE, PE21 9HY.	210
GEORGE FRANKLIN MACAULAY ESQ 16 YORK COURT, ALBANY PARK ROAD, KINGSTON-UPON-THAMES, SURREY, KT2 5ST.	2500
JAMES YEADON MACDONALD ESQ MRS MAUREEN MACDONALD 27 MUIR PARK WAY, DRYMEN, GLASGOW, G63 0DX.	388
ANTHONY JOHN MACK ESQ 24 LONGFIELD AVENUE, NEWBARN, LONGFIELD, DARTFORD, DA3 7LF.	388
MRS CHRISTINE MARY MACK 24 LONGFIELD AVENUE, NEWBARN, LONGFIELD, KENT, DA3 7LF.	388
ALBERT MALTAS ESQ MRS JEANNE MALTAS FLAT 16, WHITBURN HALL, SUNDERLAND, TYNE & WEAR, SR6 7JQ.	1166
MR DURRELL CLIVE MANISON 2 ST ALBANS ROAD, BRYNMILL, SWANSEA, W GLAM, SA2 0BP.	666
MR IVAN MARKS OAK LODGE, 15 BARNEYS CLOSE, CHARMOUTH, DORSET, DT6 6SE.	782
NEIL MARSH ESQ 25 BRYANSTON ROAD, SOLIHULL, WEST MIDLANDS, B91 1EN.	388

Report date : 23/12/2003   Page 16

Holder	Shares
MRS MARGARET MARTIN 7 PRINCES GARDENS, FELIXSTOWE, SUFFOLK, IP11 7RH.	155
MR MARTIN MATTHIAS MAUEL MRS THERESA MARIA MAUEL 124 ELM WALK, RAYNES PARK, LONDON, SW20 9EG.	766
MR RICHARD MAYNE 131A GAINSBOROUGH AVENUE, MANOR PARK, LONDON, E12 6JN.	37
MR JOHN MCANDREW 6 HILLTOP WAY, STANMORE, MIDDLESEX, HA7 3DB.	165
MR FERGAL HUGH MCCAFFERY FH 14 GARVEY WOOD, GROVE ROAD, BALLYMENA, ANTRIM, BT43 6PL.	388
MR BARRY NOEL MCCONNELL 38 OXHEY ROAD, WATFORD, HERTFORDSHIRE, WD19 4QQ.	1666
MR RALPH MCLEAN 21 DENVER ROAD, LONDON, N16 5JL.	559
DAVID MCNEIGHT ESQ REGENT HOUSE, HEATON LANE, STOCKPORT, CHESHIRE, SK4 1BS.	831
MRS BRIDGET VERONICA MEAKIN 32 WINNIFFE GARDENS, GLEBE PARK, LINCOLNSHIRE, LN2 4RP.	166
MR GEOFFREY THOMAS MEAKIN SLAINTE, 8 GLOVERS LANE, BALDERTON, NEWARK, NOTTINGHAMSHIRE, NG24 3LW.	333
MR ZHORES MEDVEDEV 4 OSBORN GARDENS, LONDON, NW7 1DY.	333
MR ZHORES MEDVEDEV 4 OSBORN GARDENS, MILL HILL, LONDON, NW7 1DY.	666
MR JAMES MCROBERT MIDDLETON 5 CRABTREE CLOSE, OLNEY, BUCKINGHAMSHIRE, MK46 5DU.	150
MISS SUSAN JANE MILLARD FLAT A, MOORE HOUSE, 497 FULHAM ROAD, LONDON, LONDON, SW6 1HH.	777
MR JOHN LORIMER MILLER CHERRY TREE COTTAGE, HOLMBURY ST. MARY, DORKING, SURREY, RH5 6PD.	166
MRS WINIFRED DOREEN MILLS 3 RUGBY MEWS, BELFAST, COUNTY ANTRIM, BT7 1SS.	80
MRS AUDREY LILLIAN MILLWARD DEAN COTTAGE, PUDDLEBROOK, DRYBROOK, GLOS, GL17 9HP.	1000

Holder	Shares
MRS YVELINE SOPHIE MILNER 19 WILBURY ROAD, HOVE, EAST SUSSEX, BN3 3JL.	63
MR RAKESH CHANDER MISRA MRS SAVITA MISRA 183 WETHERBY ROAD, LEEDS, WEST YORKSHIRE, LS17 8ND.	333
MR JOHN COLIN MONK 19 NORTHAGE CLOSE, QUORN, LOUGHBOROUGH, LEICS, LE12 8AT.	552
MR CHRISTOPHER JOHN MOORE 13 DURLING COURT, RAINHAM, GILLINGHAM, KENT, ME8 8ES.	83
MR DAVID RHYS MORGAN 18 GELLI AUR, TREBOETH, SWANSEA, SA5 9DG.	83
MORGAN NOMINEES LIMITED 525 FERRY ROAD, EDINBURGH, EH5 2AW.	5274
MORGAN STANLEY QUILTER NOMINEES LIMITED ST HELEN'S, 1 UNDERSHAFT, LONDON, EC3A 8BB.	166
MRS TERESA MARIE MORTIMER 191 GLOUCESTER STREET, CIRENCESTER, GLOUCESTERSHIRE, GL7 2DP.	116
MR MOOLAMKUZHIEL RAGHAVAN VISWANATHAN NAIR 9 ADWALTON CLOSE, FRESHBROOK, SWINDON, SN5 8NG.	166
NATWEST PEP NOMINEES LIMITED 55 MANSELL STREET, LONDON, E1 8AN.	2458
MR MICHAEL JOHN NEWNHAM 22 MEADOW ROAD, RINGWOOD, HAMPSHIRE, BH24 1RU.	162
NORTRUST NOMINEES LIMITED 50 BANK STREET, CANARY WHARF, LONDON, E14 5NT.	10975
MRS JEANNE NURSEY HILL FARM, SPRINGHILL, LT STAUGHTON, BEDS, MK44 2BS.	299
MR THOMAS FRANCIS O'DWYER 27 MARSTON WAY, WETHERBY, WEST YORKSHIRE, LS22 6XZ.	71
WILLIAM EDWARD ORTON ESQ 6 GARDEN ROAD, WOOLMER GREEN, KNEBWORTH, HERTFORDSHIRE, SG3 6JZ.	388
MRS MARGARET ANN OVERY SWINBROOK HOUSE, LINDFIELD ROAD, ARDINGLY, WEST SUSSEX, RH17 6TS.	116
NEIL PAIN ESQ 36 ESKDALE ROAD, BEXLEY HEATH, KENT, DA7 5DL.	777

ANTISOMA PLC - ORDINARY SHARES OF 1P (GB0055696032)

OPEN OFFER

Holder	Shares
MR ANTHONY PHILIP PAINE 4 LOWER WESTFORD, WELLINGTON, SOMERSET, TA21 0DN.	566
STEVEN PARKER ESQ 14 THE PLAT, HORSHAM, WEST SUSSEX, RH12 2AE.	320
RICHARD FENTON PARKIN ESQ 127 BEDALE DRIVE, SKELMANTHORPE, HUDDERSFIELD, HD8 9EU.	483
MR NARENDRA TRIBHOVAN PATEL MRS MADHU NARENDRA PATEL 13 HELENSVILLE AVENUE, SALFORD, LANCASHIRE, M6 6RQ.	300
MRS VASUNDHARA PATEL CLOVERLEAZE BUNGALOW, CODRINGTON CHIPPING SODBURY, BRISTOL, AVON, BS37 6SA.	194
MRS YOGINA PATEL 68 EMBERCOURT ROAD, THAMES DITTON, SURREY, KT7 0LW.	777
MR DAVID PATTERSON a/c THP GLENKEEN, 6 LISALBANAGH ROAD, MAGHERAFELT, CO DERRY, NORTHERN IRELAND, BT45 5HR.	63
ROBERT NEVILLE PEACOCK ESQ 2 DOWNS END, KNUTSFORD, CHESHIRE, WA16 8BQ.	133
MR ANTONY MICHEAL PEARSON 7 WINCKLEY CLOSE, HOUGHTON ON THE HILL, LEICESTER, LEICS, LE7 9HS.	68
MR DAVID PEARSON 31 GREENWAY DRIVE, SUTTON COLDFIELD, WEST MIDLANDS, B73 6SF.	116
MRS HANA PEARSON 77 OAK ROAD, SITTINGBOURNE, KENT, ME10 3PL.	16
MR RONALD FRANK PELL 118 LOWER FARNHAM ROAD, ALDERSHOT, HAMPSHIRE, GU12 4EJ.	75
MRS RITA IRENE PENDER 36 BOCKINGS GROVE, CLACTON ON SEA, ESSEX, CO16 8DP.	128
PERSHING KEEN NOMINEES LIMITED a/c ATCLT CAPSTAN HOUSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON, E14 2BH.	902
PERSHING KEEN NOMINEES LIMITED a/c KKCLT CAPSTAN HOUSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON, E14 2BH.	1333
PERSHING KEEN NOMINEES LIMITED a/c KSCLT CAPSTAN HOUSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON, E14 2BH.	1127
PERSHING KEEN NOMINEES LIMITED a/c PDCLT CAPSTAN HOUSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON, E14 2BH.	250

ANTISOMA PLC - ORDINARY SHARES OF 1P (GB0055696032)

OPEN OFFER

Holder	Shares
PERSHING KEEN NOMINEES LIMITED a/c TYCLT CAPSTAN HOUSE. ONE CLOVE CRESCENT. EAST INDIA DOCK. LONDON. E14 2BH.	12333
PERSHING KEEN NOMINEES LIMITED a/c TYPEP CAPSTAN HOUSE. ONE CLOVE CRESCENT. EAST INDIA DOCK. LONDON. E14 2BH.	4682
PERSHING KEEN NOMINEES LIMITED a/c WLCLT CAPSTAN HOUSE. ONE CLOVE CRESCENT. EAST INDIA DOCK. LONDON. E14 2BH.	453
PERSHING KEEN NOMINEES LIMITED a/c WPCLT CAPSTAN HOUSE. ONE CLOVE CRESCENT. EAST INDIA DOCK. LONDON. E14 2BH.	16666
PHILDREW NOMINEES LIMITED a/c BA 21 LOMBARD STREET. LONDON. EC3V 9AH.	51000
PHILDREW NOMINEES LIMITED a/c BPS 21 LOMBARD STREET. LONDON. EC3V 9AH.	21700
PHILDREW NOMINEES LIMITED a/c LF09 21 LOMBARD STREET. LONDON. EC3V 9AH.	70029
PHILDREW NOMINEES LIMITED a/c LF20 21 LOMBARD STREET. LONDON. EC3V 9AH.	149500
JOHN EDWARD PHILLIPS ESQ 16 ROYAL OAK CLOSE. BIGGLESWADE. BEDS. SG18 0BQ.	500
MR MICHAEL EDWARD PHILLIPS 14 FINISTERE AVENUE. EASTBOURNE. EAST SUSSEX. BN23 6UJ.	166
MR MICHAEL CHARLES PLOMER-ROBERTS TIPPERARY COTTAGE. MEER END ROAD. KENILWORTH. WARKS. CV8 1PW.	500
MRS JEANNE MARY PLUMMER 35 PINEWOOD GROVE. NEW HAW. ADDLESTONE. SURREY. KT15 3BU.	66
ERIC NORMAN POLLARD ESQ 1 VICTORIA COURT. ROTHWELL. NN14 6TS.	33
MRS SUSAN MARGARET MCRAE POOLE 106 BADSHOT PARK. BADSHOT LEA. FARNHAM. SURREY. GU9 9NE.	83
MR COLIN DAVID POTTER 14 STATHAM CLOSE. LYMM. CHESHIRE. WA13 9NN.	97
MRS KATHLEEN POW COLLINGWOOD. UNDERTOWN. COMPTON MARTIN. BRISTOL. BS40 6ND.	388
MR GEOFFREY STEPHEN POWICK 2 BADGERS CLOSE. WALSALL. WEST MIDLANDS. WS3 5BX.	416

ANTISOMA PLC - ORDINARY SHARES OF 1P (GB0055696032)

OPEN OFFER

Holder	Shares
BARRY JOHN PRICE ESQ WARREN FARMHOUSE, WARREN LANE, COTTERED, HERTFORDSHIRE, SG9 9QG.	49210
DAVID WYNFORD PRITCHARD ESQ GER Y LLAN, LLANTOOD, CARDIGAN, PEMBS, SA43 3NU.	416
MRS CATHERINE PROCTER 34 BRECKNOCK ROAD, LONDON, N7 ODD.	125
MR GEORGE PRODROMOU 11 GREATWOOD CLOSE, HYTHE, SOUTHAMPTON, HANTS, SO45 3BU.	1277
MRS JOAN PRODROMOU 11 GREATWOOD CLOSE, HYTHE, SOUTHAMPTON, HANTS, SO45 3BU.	388
MR GORDON MORRIS PUGH 10 WEYBRIDGE HOUSE, QUEENS ROAD, WEYBRIDGE, SURREY, KT13 OAP.	1000
OLIVER MICHAEL PUGH ESQ 46 HILL TOP WALK, WOLDINGHAM, CATERHAM, SURREY, CR3 7LG.	5000
THOMAS BARTON PYE ESQ ESCOWBECK KNOWL, CATON, LANCASTER, LA2 9HS.	166
R C GREIG NOMINEES LIMITED 155 ST VINCENT STREET, GLASGOW, G2 5NN.	866
R C GREIG NOMINEES LIMITED a/c AK1 155 ST VINCENT STREET, GLASGOW, G2 5NN.	2282
MR MOHAMMED AYAD RAIS C OF UNITED TECHNICAL SERVICES, PO BOX 277, ABU DHABI, UAE.	839
MR SURESH RAJENDRAM 3 LANERCOST GARDENS, SOUTHGATE, LONDON, N14 6QE.	216
MR CHANDRACOOMAR RAMDOUR 75 JANICE DRIVE, FULWOOD, PRESTON, LANCASHIRE, PR2 9TY.	97
MR JOHN HOWELL RANDLE 271 WARSTONES ROAD, WOLVERHAMPTON, W MIDLANDS, WV4 4LA.	116
RATHBONE NOMINEES LIMITED PORT OF LIVERPOOL BUILDING, PIER HEAD, LIVERPOOL, L3 1NW.	17086
MR LALJI RAVALIA 122 CLEMENTS ROAD, LONDON, E6 2DL.	83
MR BRIAN GEORGE ARTHUR RAWLINGS 10 BARNMEAD WAY, BURNHAM ON CROUCH, ESSEX, CMO 8QD.	333

ANTISOMA PLC - ORDINARY SHARES OF 1P (GB0055696032)

OPEN OFFER

Holder	Shares
MRS JUDITH SARAH RAWLINGS CEDAR LODGE, AUSTENDYKE ROAD, WESTON HILLS, SPALDING, LINCOLNSHIRE, PE12 6BZ.	381
MR DAVID RAWLINSON MRS YVONNE THERESA RAWLINSON 106 GURNEY COURT ROAD, ST ALBANS, HERTS, AL1 4RJ.	466
ROGER DAVID RAYNER ESQ MRS CHERYL IRENE RAYNER 17 CLOVIN GARDENS, CHINGFORD, LONDON, E4 6PF.	388
REDMAYNE (NOMINEES) LIMITED a/c HIT2002J 84 ALBION STREET, LEEDS, LS1 6AG.	61
REDMAYNE (NOMINEES) LIMITED a/c P63076Z 84 ALBION STREET, LEEDS, LS1 6AG.	421
REDMAYNE (NOMINEES) LIMITED a/c P63660Z 84 ALBION STREET, LEEDS, LS1 6AG.	197
REDMAYNE (NOMINEES) LIMITED a/c P64417A 84 ALBION STREET, LEEDS, LS1 6AG.	882
REDMAYNE (NOMINEES) LIMITED a/c P66512C 84 ALBION STREET, LEEDS, LS1 6AG.	462
REDMAYNE (NOMINEES) LIMITED a/c P66542C 84 ALBION STREET, LEEDS, LS1 6AG.	158
REDMAYNE (NOMINEES) LIMITED a/c P67873C 84 ALBION STREET, LEEDS, LS1 6AG.	891
REDMAYNE (NOMINEES) LIMITED a/c P76016G 84 ALBION STREET, LEEDS, LS1 6AG.	496
REDMAYNE (NOMINEES) LIMITED a/c PG2320H 84 ALBION STREET, LEEDS, LS1 6AG.	133
DAVID REID ESQ 183 WARRISTON STREET, GLASGOW, G33 2LA.	238
MRS SARASU RENGARAJAN 3 PRIORY CLOSE, KIRKHAM, PRESTON, LANCASHIRE, PR4 2XH.	546
RENSBURG CLIENT NOMINEES LIMITED a/c BWISA 10TH FLOOR, 100 OLD HALL STREET, LIVERPOOL, L3 9AB.	215
RENSBURG CLIENT NOMINEES LIMITED a/c BWPEP 10TH FLOOR, 100 OLD HALL STREET, LIVERPOOL, L3 9AB.	3333
RENSBURG CLIENT NOMINEES LIMITED a/c CLT 10TH FLOOR, 100 OLD HALL STREET, LIVERPOOL, L3 9AB.	5932

ANTISOMA PLC - ORDINARY SHARES OF 1P (GB0055696032)

OPEN OFFER

Holder	Shares
REYKER NOMINEES LIMITED a/c RND 46 ST JAMES'S PLACE, LONDON, SW1A 1NS.	2775
MR DOUGLAS ARTHUR RICE 16 DORNEY GROVE, WEYBRIDGE, SURREY, KT13 8NE.	900
MRS MARJERIE RIDDLE 38 REIDHAVEN STREET, CULLEN, BUCKIE, BANFFSHIRE, AB56 4SY.	166
MISS SYLVIA ISABEL RIPLEY 3 VALE VILLAS, HALFPENNY LANE, SUNNINGDALE, BERKSHIRE, SL5 0EG.	500
MRS HEATHER ANN ROBERTS 5 GAERWEN UCHAF ESTATE, GAERWEN, GWYNEDD, LL60 6HN.	153
MR PETER ROBINSON 12 FEATHERSTONE, GREAT LUMLEY, CHESTER LE STREET, COUNTY DURHAM, DH3 4NB.	30
ROCK (NOMINEES) LIMITED a/c 0512274 25 LUKE STREET, LONDON, EC2A 4AR.	400
ROCK (NOMINEES) LIMITED a/c 0775492 25 LUKE STREET, LONDON, EC2A 4AR.	116
ROCK (NOMINEES) LIMITED a/c 1316955 25 LUKE STREET, LONDON, EC2A 4AR.	3166
ROCK (NOMINEES) LIMITED a/c 1317150 25 LUKE STREET, LONDON, EC2A 4AR.	566
ROCK (NOMINEES) LIMITED a/c 1319376 25 LUKE STREET, LONDON, EC2A 4AR.	833
ROCK (NOMINEES) LIMITED a/c 1915857 25 LUKE STREET, LONDON, EC2A 4AR.	450
ROCK (NOMINEES) LIMITED a/c 4411403 25 LUKE STREET, LONDON, EC2A 4AR.	2331
ROCK (NOMINEES) LIMITED a/c 4450813 25 LUKE STREET, LONDON, EC2A 4AR.	3166
ROCK (NOMINEES) LIMITED a/c ISA 25 LUKE STREET, LONDON, EC2A 4AR.	249
MR JULIUS FRANCIS PETER RODRIGUES 51 SANDYHILL ROAD, ILFORD, ESSEX, IG1 2ET.	388
MR GERALD ROSENTHAL APPT 2, BROADLANDS, HILLSIDE ROAD, RADLETT, HERTS, WD7 7BX.	777

ANTISOMA PLC - ORDINARY SHARES OF 1P (GB0055696032)

OPEN OFFER

Holder	Shares
ROY NOMINEES LIMITED a/c 205000 71 QUEEN VICTORIA STREET, LONDON, EC4V 4DE.	2166
ROY NOMINEES LIMITED a/c 22607 71 QUEEN VICTORIA STREET, LONDON, EC4V 4DE.	5833
MR THOMAS JOHN RUSSELL 5 GREENKNOWE AVENUE, ANNAN, DUMFRIESSHIRE, DG12 6ER.	416
MR ELVIN SAMSON 51 LAMORNA GROVE, STANMORE, MIDDLESEX, HA7 1PH.	388
SCEPTRE NOMINEES LIMITED a/c 00UK2ISA 230 BLACKFRIARS ROAD, LONDON, SE1 8NW.	1003
SCEPTRE NOMINEES LIMITED a/c 00UK2NOM 230 BLACKFRIARS ROAD, LONDON, SE1 8NW.	238
MR LAWRENCE SEATON 173 PORTSMOUTH ROAD, HORNDEAN, WATERLOOVILLE, HAMPSHIRE, PO8 9LG.	94
SELF TRADE UK NOMINEES LTD a/c ISA NEW PRIESTGATE HOUSE, 57 PRIESTGATE, PETERBOROUGH, PE1 1JX.	466
SELF TRADE UK NOMINEES LTD a/c POOLED NEW PRIESTGATE HOUSE, 57 PRIESTGATE, PETERBOROUGH, PE1 1JX.	3406
SHARE DEALING NOMINEES LIMITED a/c IMIW IMIWEB (UK) LIMITED, TRINITY ROAD, HALIFAX, WEST YORKSHIRE, HX1 2RG.	1669
SHARE NOMINEES LTD OXFORD HOUSE, OXFORD ROAD, AYLESBURY, BUCKS, HP21 8SZ.	6670
MRS RATNA SHARMA 4 BLUEBELL CRESCENT, NORWICH, NORFOLK, NR4 7LE.	176
DAVID IAN SHELTON ESQ MRS MARIKO SHELTON 64 EASTDEAN AVENUE, EPSOM, SURREY, KT18 7SN.	116
ANTHONY JOSEPH SHERIDAN ESQ 34 JEDBURGH DRIVE, DARLINGTON, COUNTY DURHAM, DL3 9XD.	333
MR MARTIN SIMPSON 3 BUTTERMERE DRIVE, HERON HILL, KENDAL, CUMBRIA, LA9 7PA.	333
MR PETER MARK SIMPSON 15 GREYCOAT GARDENS, GREYCOAT STREET, LONDON, SW1P 2QA.	833
MR RICHARD NICHOLAS EDWARD SKELTON FLAT 1, 2 WEST WARWICK PLACE, LONDON, SW1V 2DH.	1886

ANTISOMA PLC - ORDINARY SHARES OF 1P (GB0055696032)

OPEN OFFER

Holder	Shares
MRS AILEEN MARY SKINNER 201A EAST CLYDE STREET, HELENSBURGH, G84 7AP.	166
MR JOHN CHARLES SKUTSCH 8 WEST FRYERNE, PARKSIDE ROAD, READING, BERKS, RG30 2BY.	390
MR EDWARD GEORGE ALAN SMITH OVERDENE CHASE, GATEHOUSE ROAD, UPTON, RYDE, ISLE OF WIGHT, PO33 4BS.	125
MRS GWENDOLINE SMITH 192 ROCK AVENUE, GILLINGHAM, KENT, ME7 5PW.	83
NEIL VICTOR SMITH ESQ 9 AMPORT CLOSE, LYCHPIT, BASINGSTOKE, HAMPSHIRE, RG24 8UU.	1666
MR NIGEL LAWRENCE SMITH CHERRY HAVEN, 5 SILVERSTREAM CRESCENT, HAKIN, MILFORD HAVEN, DYFED, SA73 3NJ.	33
PHILIP SMITH ESQ 6 MILL LANE, BRIGG, SOUTH HUMBERSIDE, DN20 8NA.	432
SOCGEN NOMINEES (UK) LIMITED a/c 1438 SG HOUSE, 41 TOWER HILL, LONDON, EC3N 4SG.	1666
MRS LESLEY CHRISTINE SOULSBY CROFT HOUSE, CULGAITH, PENRITH, CUMBRIA, CA10 1QW.	116
SOUTH MANCHESTER SECURITIES LIMITED ST JAMES'S COURT, BROWN STREET, MANCHESTER, M2 2JF.	4448
MRS DIANA SPENCER THE WALLED GARDEN, HIGH BOND END, KNARESBOROUGH, NORTH YORKSHIRE, HG5 9BS.	66
MR ROBERT SIDNEY SPENCER 7 TOP ROAD, BARNACLE, COVENTRY, CV7 9LE.	166
REV LAURENCE HERBERT SPRATT 19 CHURCH STREET, ELLESMERE, SHROPSHIRE, SY12 0HD.	97
ST ANNS SQUARE NOMINEES LIMITED a/c ISA HENRY PILLING HOUSE, BOOTH STREET, MANCHESTER, M2 4AF.	510
ST ANNS SQUARE NOMINEES LIMITED a/c PEP HENRY PILLING HOUSE, BOOTH STREET, MANCHESTER, M2 4AF.	1646
STATE STREET NOMINEES LIMITED a/c JD12 525 FERRY ROAD, EDINBURGH, EH5 2AW.	12850
STATE STREET NOMINEES LIMITED a/c JD59 525 FERRY ROAD, EDINBURGH, EH5 2AW.	92166

ANTISOMA PLC - ORDINARY SHARES OF 1P (GB0055696032)

OPEN OFFER

Holder	Shares
MR OLIVER ALBERT JOHN STEELE HERONSWOOD, BOX LANE, HEMEL HEMPSTEAD, HERTFORDSHIRE, HP3 ODJ.	1944
PETER PHILLIP STENSON ESQ 157 THE BROADWAY, HERNE BAY, KENT, CT6 8HY.	833
MRS PAMELA ELIZABETH STOCKER HAZEL LODGE, 12 MONTPELIER AVENUE, EALING, W5 2XP.	333
MRS ETHEL ELIZABETH STUBBS BEECHTREE COTTAGE, KNYPERSLEY HALL, BIDDULPH, STOKE ON TRENT, STAFFORDSHIRE, ST8 7AN.	766
MR JOHN DAVID HENNESSY STUBBS PENN COURT, MANOR LANE, HOLLINGBOURNE, MAIDSTONE, KENT, ME17 1UN.	1176
MR JOHN SUDLOW OAK LODGE, THE LOKE, INGHAM, NORWICH, NORFOLK, NR12 0TF.	333
MRS ISABELLE HURLL SUTHERLAND 1294 WARWICK ROAD, KNOWLE, SOLIHULL, WEST MIDLANDS, B93 9LQ.	288
LILIANE SUTTON P.O. BOX 184, BURY, BL9 8FS.	1662
MRS VARA LAKSHMI TADI 40 ISHERWOOD STREET, PRESTON, PR1 5HQ.	1107
TAMLIGHT LIMITED 29 HIGH ROAD, WILLESDEN, LONDON, NW10 2TE.	166
TD WATERHOUSE NOMINEES (EUROPE) LIMITED a/c SMKTGPEP 201 DEANSGATE, MANCHESTER, M3 3TD.	388
TD WATERHOUSE NOMINEES (EUROPE) LIMITED a/c SMKTISAS 201 DEANSGATE, MANCHESTER, M3 3TD.	480
TD WATERHOUSE NOMINEES (EUROPE) LIMITED a/c SMKTNOMS 201 DEANSGATE, MANCHESTER, M3 3TD.	23759
TEAWOOD NOMINEES LIMITED a/c 33885 BEAUFORT HOUSE, 15 ST BOTOLPH STREET, LONDON, EC3A 7QR.	50000
THE BANK OF NEW YORK (NOMINEES) LIMITED a/c DEW 1 CANADA SQUARE, LONDON, E14 5AL.	300
THE BANK OF NEW YORK (NOMINEES) LIMITED a/c MIA 1 CANADA SQUARE, LONDON, E14 5AL.	33333
THE BANK OF NEW YORK (NOMINEES) LIMITED a/c MP 1 CANADA SQUARE, LONDON, E14 5AL.	416

ANTISOMA PLC - ORDINARY SHARES OF 1P (GB0055696032)

OPEN OFFER

Holder	Shares
THE BANK OF NEW YORK (NOMINEES) LIMITED a/c SJPTRK 1 CANADA SQUARE. LONDON. E14 5AL.	390
THE CHURCH COMMISSIONERS FOR ENGLAND (CHASE GIS) NOMINEES LIMITED P O BOX 18172. 125 LONDON WALL. LONDON. EC2Y 5AJ.	65383
HUW AERON THOMAS ESQ 3 DAN Y WERN. PWLLGLOYW. BRECON. POWYS. LD3 9PW.	50
MR RICHARD JOHN THRELFALL STONEWALLS. FIFEHEAD NEVILLE. STURMINSTER NEWTON. DORSET. DT10 2AL.	77
MR TIM RICHARD TIDMAN 38 HAMILTON AVENUE. BIRMINGHAM. W MIDLANDS. B17 8AJ.	1166
MR JOHN ANTHONY TREMLETT FEN LODGE. 1 OAK LANE. LITTLEPORT. ELY. CAMBS. CB6 1RS.	388
MRS SARAH JANE TUDOR 17 ERICA CLOSE. LOCKS HEATH. SOUTHAMPTON. HAMPSHIRE. SO31 6SD.	416
DR ELIZABETH TYRRELL 7 DRAKELEYS FIELD. MILLAND. LIPHOOK. HAMPSHIRE. GU30 7NH.	166
MR GAVERN THOMAS GOLDNEY TYRWHITT-WALKER INNISH. BONAR BRIDGE. ARDGAY. SUTHERLAND. IV24 3AR.	72
MR GAVERN THOMAS GOLDNEY TYRWHITT-WALKER INNISH. BONAR BRIDGE. ARDGAY. SUTHERLAND. IV24 3AS.	99
MR MICHAEL ROBERT USHER 29 THONG LANE. GRAVESEND. KENT. DA12 4LB.	115
MR DENNIS EDWARD VANCE 37 OLD BISLEY ROAD. FRIMLEY. CAMBERLEY. SURREY. GU16 5RE.	1944
MR VANIK WASKEN VARTANIAN 71 DUDLEY GARDENS. LONDON. W13 9LU.	194
JEFFREY MARK VASEY ESQ 7 WESTELLA ROAD. KIRK ELLA. HULL. HU10 7QD.	79
VIDACOS NOMINEE LIMITED a/c KBC1 25 MOLESWORTH STREET. LEWISHAM. LONDON. SE13 7EX.	1934
VIDACOS NOMINEES LIMITED 25 MOLESWORTH STREET. LEWISHAM. LONDON. SE13 7EX.	1274
VIDACOS NOMINEES LIMITED a/c 1859 25 MOLESWORTH STREET. LEWISHAM. LONDON. SE13 7EX.	6611

ANTISOMA PLC - ORDINARY SHARES OF 1P (GB0055696032)

OPEN OFFER

Holder	Shares
VIDACOS NOMINEES LIMITED a/c BIMIGCS 25 MOLESWORTH STREET, LEWISHAM, LONDON, SE13 7EX.	2636
VIDACOS NOMINEES LIMITED a/c CLRLUX 25 MOLESWORTH STREET, LEWISHAM, LONDON, SE13 7EX.	652007
VIDACOS NOMINEES LIMITED a/c CLRLUX2 25 MOLESWORTH STREET, LEWISHAM, LONDON, SE13 7EX.	166
VIDACOS NOMINEES LIMITED a/c COMZ3 25 MOLESWORTH STREET, LEWISHAM, LONDON, SE13 7EX.	838
VIDACOS NOMINEES LIMITED a/c FGN 25 MOLESWORTH STREET, LEWISHAM, LONDON, SE13 7EX.	416
VIDACOS NOMINEES LIMITED a/c SCHI 25 MOLESWORTH STREET, LEWISHAM, LONDON, SE13 7EX.	148
MR MARK JOHN VINER 3 SLIMMONS DRIVE, ST ALBANS, HERTFORDSHIRE, AL4 9AN.	777
CORNELIS MATHEUS VIS ESQ 16 PADDOCK WAY, YORK, YO26 6AJ.	166
NICHOLAS GEORGE VOYSEY ESQ LONG THATCH, WANTAGE ROAD, GREAT SHEFFORD, HUNGERFORD, BERKSHIRE, RG17 7DB.	116
W B NOMINEES LIMITED a/c CERTBGT SOPHIA HOUSE, 76-80 CITY ROAD, LONDON, EC1Y 2EQ.	1666
W B NOMINEES LIMITED a/c ISAMAX SOPHIA HOUSE, 76-80 CITY ROAD, LONDON, EC1Y 2EQ.	1217
KENNETH FREDERICK WALL ESQ EASTGATE LODGE, NECTON, SWAFFHAM, NORFOLK, PE37.	3888
CHRISTOPHER WILLIAM WALLIS ESQ 21 SHELBURY CLOSE, SIDCUP, KENT, DA14 4BE.	777
MR KENNETH JOHN WALLIS 149 VANDYKE ROAD, LEIGHTON BUZZARD, BEDFORDSHIRE, LU7 8HQ.	204
MR GRAHAM STUART WARD 22 BERKLEY DRIVE, PENARTH, S GLAM, CF64 3DW.	777
MRS ELAINE ROSEMARY WARREN 3 STIRLING WAY, CHRISTCHURCH, DORSET, BH23 4JJ.	33
MR JOHN FRANCIS WILLIAM WARREN 8 CORONATION ROAD, BRIDGWATER, SOMERSET, TA6 7DS.	180

ANTISOMA PLC - ORDINARY SHARES OF 1P (GB0055696032)

OPEN OFFER

Report date : 23/12/2003   Page 28

Holder	Shares
MR WILLIAM GEORGE WARRILOW MRS DOREEN WARRILOW 4 WROTHAM ROAD, BROADSTAIRS, KENT. CT10 1QG.	59
MR JOHN BROWNLIE WATSON 27 ROLAND CRESENT, NEWTON MEARNS, GLASGOW. G77 5JT.	1666
DR JOHN WATSON 102 BALLYBARNES ROAD, NEWTOWNARDS, CO DOWN, BT23 4TD.	1000
MR ROGER VERNON WATSON 93 BERESFORD ROAD, LONDON. E4 6EF.	1000
WCWB (PEP) NOMINEES LIMITED a/c PEPGEN SOPHIA HOUSE, 76-80 CITY ROAD, LONDON. EC1Y 2EQ.	194
MR GEORGE CHRISTOPHER WEAVER VILLA FARM, BROUGHALL, WHITCHURCH, SHROPSHIRE. SY13 4AE.	66
MR ROY CHARLES WEBB MRS AUDREY LYNN WEBB 62 BAKERS LANE, SUTTON COLDFIELD, WEST MIDLANDS, B74 2AX.	388
MR ARTHUR COLIN WEBBER 3 KILN CLOSE, WHADDON, SALISBURY, WILTSHIRE. SP5 3HE.	833
MICHAEL WEBSTER ESQ 29 HIGH ROAD, WILLESDEN, LONDON. NW10 2TE.	166
MRS TRUDI JANE WELLINGTON 7 PLAS AVENUE, PRESTATYN, DENBIGHSHIRE. LL19 9NH.	18
MR JAMES ARTHUR WEST 27 STANHAM DRIVE, ELLESMERE, SHROPSHIRE. SY12 0NU.	250
MR ROBERT DUDLEY CHANLER WEST 18 HILLSIDE, WARE, HERTS, SG12 9JZ.	50
PETER FREDERICK CHARLES WHEELER ESQ MRS BYRNECE GEORGINA MARY WHEELER 491 FOOTSCRAY ROAD, NEW ELTHAM, LONDON. SE9 3UH.	55
MR DAVID RALPH WHITE 6 LITTLE DRAGONS, NURSERY ROAD, LOUGHTON, ESSEX, IG10 4DG.	5000
LAURENCE ANDREW HARVEY WHITE ESQ MRS CATHARINE SUSAN WHITE 14 BATSFORD CLOSE, REDDITCH, WORCESTERSHIRE, B98 7TF.	155
MRS JENNIFER WILKINSON 88 CHELSEA ROAD, SHEFFIELD, SOUTH YORKSHIRE. S11 9BR.	25

ANTISOMA PLC - ORDINARY SHARES OF 1P (GB0055696032)

OPEN OFFER

Holder	Shares
MRS BERYL MARGARET WILLIAMS 65 THE HIGHWAY, STANMORE, MIDDLESEX, HA7 3PL.	81
MR DAVID DANIEL TERENCE WILLIAMS 18 KNELSTON PLACE, BLAENYMAES, SWANSEA, SA5 5LP.	155
MR JOHN ROBERT WALKER WILLIAMS BLENHEIM, WINDSOREDGE, NAILSWORTH, STROUD, GLOUCESTERSHIRE, GL6 ONP.	41
MR STEPHEN LEONARD WILLIAMS 11 BARLEYCROFT ROAD, WELWYN GARDEN CITY, HERTS, AL8 6JX.	272
MR DAVID JOHN WITNEY SUNNYFIELD, CULGAITH, PENRITH, CUMBRIA, CA10 1QW.	194
MR DAVID PAUL WOOD 57 PRIORY GROVE, DITTON, AYLESFORD, KENT, ME20 6BB.	194
MRS JOYCE WOOD MR GEORGE HARRY WOOD 17 LANGDALE ROAD, WORKSOP, NOTTINGHAMSHIRE, S81 ONL.	83
MR DAVID ANTHONY WRIGHT APPLE TREE COTTAGE, 23 THE MEADOW, CHISLEHURST, KENT, BR7 6AA.	5000
MRS MARY ELIZABETH YATES 10 PARKWOOD, ELMLEY CASTLE, PERSHORE, WORCESTERSHIRE, WR10 3HT.	1427
MR GRAHAME MICHAEL YOUDAN 34 WELFORD ROAD, SHIRLEY, SOLIHULL, WEST MIDLANDS, B90 3HX.	76
MR NICHOLAS ANDREW YOUELL 42 THE YEWS, HORNDEAN, WATERLOOVILLE, PO8 0BH.	77

Total   3676779



Companies House
for the record

*Please complete in typescript,
or in bold black capitals.*
CHWP000

288a

APPOINTMENT of director or secretary
(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number	3248123
Company Name in full	ANTISOMA PLC

	Day	Month	Year		Day	Month	Year
Date of appointment	0 9	1 2	2 0 0 3	†Date of Birth	1 7	1 0	1 9 4 8

Appointment form

Appointment as director ☑   as secretary ☐

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

Notes on completion appear on reverse.

NAME		
*Style / Title	MRS	*Honours etc
Forename(s)	BIRGIT AGNETA	
Surname	STATTIN NORINDER	
Previous Forename(s)		Previous Surname(s)

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

†† Usual residential address	59 BURY WALK	
Post town	LONDON	Postcode SW3 6QH
County / Region		Country ENGLAND
†Nationality	SWEDISH	†Business occupation COMPANY DIRECTOR

†Other directorships (additional space overleaf)

I consent to act as ** director / secretary of the above named company

Consent signature *B Stattin Norinder*   Date 23/12/03

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed   Date 15/12/03

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

E HORLER
WEST AFRICA HOUSE, ASHBOURNE ROAD, HANGER LANE
W5 3QR   Tel 020 8799 8235
DX number   DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
for companies registered in England and Wales   **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland   **DX 235 Edinburgh**

COMPANIES HOUSE   416   06/01/04
Form April 2002

Company Number 3248123

† Directors only.

†Other directorships

NOTES
Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.
Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

COMPANIES FORM No. 123

Notice of increase in nominal capital

RECEIVED

2005 JAN 28 A II: 17

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

123

G

CHFP025

Please do not
write in
this margin

Please complete
legibly, preferably
in black type, or
bold block lettering

* insert full name
of company

† the copy must be
printed or in some
other form approved
by the registrar

Pursuant to section 123 of the Companies Act 1985

To the Registrar of Companies
(Address overleaf)

For official use

Company number

3248123

Name of company

* Antisoma PLC

gives notice in accordance with section 123 of the above Act that by resolution of the company

dated _18 December 2003_____ the nominal capital of the company has been

increased by £ _812,265_____ beyond the registered capital of £ _7,994,300_____.

A copy of the resolution authorising the increase is attached. †

The conditions (eg. voting rights, dividend rights, winding-up rights etc.) subject to which the new

shares have been or are to be issued are as follows :

AS SET OUT IN THE ARTICLES OF ASSOCIATION OF THE COMPANY ADOPTED PURSUANT TO
A SPECIAL RESOLUTION OF THE COMPANY DATED 14 DECEMBER 2001

Please tick here if
continued overleaf

‡ Insert
Director,
Secretary,
Administrator,
Administrative
Receiver or
Receiver
(Scotland) as
appropriate

Signed

Designation ‡ DIRECTOR

Date 18 December 2003

Presentor's name address and
reference (if any) :

CMS Cameron McKenna
Mitre House
160 Aldersgate Street
London
EC1A 4DD

Ref: JQC

For official Use
General Section

COMPANIES HOUSE   .66
                   06/01/04

COMPANIES HOUSE   23/12/03

Laserform International 12/99

Antisoma plc
(Registered in England and Wales, No. 3248123)

Pursuant to an Extraordinary General Meeting of the Company duly convened and held at 10.00a.m. on 18 December 2003 the following resolutions were passed as special resolutions of the Company:

1.   THAT, subject to the new ordinary shares of 1 penny each in the capital of the Company to be issued pursuant to the Placing and Open Offer (as defined and on the basis set out in the prospectus to shareholders of the Company dated 25 November 2003 of which this notice of general meeting forms part) being admitted to the Official List of the UK Listing Authority and being admitted to trading on the market for listed securities of the London Stock Exchange and each such form of admission becoming effective:

   (a)   the authorised share capital of the Company be increased from £7,994,300 to £8,374,410 by the creation of 38,011,000 additional ordinary shares of 1 penny each to rank pari passu in all respects from their date of allotment with the existing ordinary shares of 1 penny each in the capital of the Company;

   (b)   the Directors be and they are hereby generally and unconditionally authorised pursuant to section 80 of the Companies Act 1985 (the "Act") to exercise all the powers of the Company to allot relevant securities (as defined in section 80(2) of the Act) up to an aggregate nominal amount of £380,110 in connection with the Placing and Open Offer (as defined and described as set out above), provided that this authority shall expire (unless renewed, varied or revoked by the Company in general meeting) on the date being 15 months from the passing of this resolution or, if earlier, at the conclusion of the next annual general meeting of the Company to be held after the annual general meeting of the Company convened for 9 December 2003, save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such offer or agreement as if this authority had not expired and provided further that this authority shall be in addition, and without prejudice, to any other authorities in force to allot relevant securities conferred on the Directors; and

   (c)   the Directors be and they are hereby empowered pursuant to section 95 of the Act to allot equity securities (as defined in section 94(2) of the Act) for cash pursuant to the general authority to allot relevant securities conferred on them for the purposes of section 80 of the Act or paragraph (b) above as if the provisions of section 89(1) of the Act did not apply to any such allotment, subject to the terms of the following restrictions and provisions:

      (i)   that this power be limited to the allotment of equity securities up to an aggregate nominal amount of £380,110 pursuant to the Placing and Open Offer (as defined in the Prospectus); and

(ii)   that this power shall (unless re̸newed or revoked by the Company) expire on the date̸ ̸ ̸ ̸ ̸nths from the passing of this resolution or, if earlie̸r̸ ̸ ̸ ̸ ̸clusion of the next annual general meeting of the̸ ̸Co̸mpa̸n̸y̸ ̸to̸ ̸be held after the annual general meeting of the Co̸mpa̸n̸y c̸o̸nv̸e̸n̸ed for 9 December 2003, save that the Company m̸ay̸ ̸be̸fo̸r̸e̸ s̸u̸c̸h̸ expiry make an offer or agreement which would or̸ m̸i̸g̸h̸t̸ ̸re̸qu̸ire equity securities to be allotted after such expiry and the̸ ̸D̸irectors may allot equity securities in pursuance of such offer or agreement as if this power had not expired.

2.   THAT, subject to Resolution 1 being passed and becoming unconditional:

(a)   the authorised share capital of the Company be increased from £8,374,410 to £8,806,565 by the creation of 43,215,500 additional ordinary shares of 1 penny each to rank pari passu in all respects from their date of allotment with the existing ordinary shares of 1 penny each in the capital of the Company;

(b)   the Directors be and they are hereby generally and unconditionally authorised pursuant to section 80 of the Companies Act 1985 (the "Act") to exercise all the powers of the Company to allot relevant securities (as defined in section 80(2) of the Act) up to an aggregate nominal amount of £317,890 provided that this authority shall expire (unless renewed, varied or revoked by the Company in general meeting) on 30 November 2004, save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such offer or agreement as if this authority had not expired and provided further that this authority shall be in addition, and without prejudice, to any other authorities in force to allot relevant securities conferred on the Directors; and

(c)   the Directors be and they are hereby empowered pursuant to section 95 of the Act to allot equity securities (as defined in section 94(2) of the Act) for cash pursuant to the general authority to allot relevant securities conferred on them for the purposes of section 80 of the Act by paragraph (b) above as if the provisions of section 89(1) of the Act did not apply to any such allotment provided that this power shall be limited:

(i)   to the allotment of equity securities in connection with an issue in favour of holders of ordinary shares (whether by way of a rights issue, open offer or otherwise) where the equity securities respectively attributable to the interests of such holders of ordinary shares on a fixed record date are proportionate (as nearly as may be) to the respective number of shares held by them but subject to such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with any legal or practical problems under the laws of any overseas territory or the requirements of any regulatory body or any stock exchange in any territory or in relation to fractional entitlements; and

(ii)   to the allotment (otherwise than pursuant to paragraph (c)(i) above) of equity securities having, in the case of relevant shares, a nominal amount or, in the case of other equity securities, giving the right to subscribe for or convert into relevant shares having a nominal amount not exceeding, in aggregate, the sum of £38,000,

and this power shall (unless renewed, varied or revoked by the Company) expire on the date being 15 months from the passing of this resolution or, if earlier, on the conclusion of the next annual general meeting of the Company to be held after the annual general meeting of the Company convened for 9 December 2003, save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offer or agreement as if the power conferred hereby had not expired.

Dated: 18 December 2003

....
Company Secretary

Antisoma plc

(Registered in England and Wales, No. 3248123)

Pursuant to an Extraordinary General Meeting of the Company duly convened and held at 10.00a.m. on 18 December 2003 the following resolutions were passed as special resolutions of the Company:

1. THAT, subject to the new ordinary shares of 1 penny each in the capital of the Company to be issued pursuant to the Placing and Open Offer (as defined and on the basis set out in the prospectus to shareholders of the Company dated 25 November 2003 of which this notice of general meeting forms part) being admitted to the Official List of the UK Listing Authority and being admitted to trading on the market for listed securities of the London Stock Exchange and each such form of admission becoming effective:

   (a) the authorised share capital of the Company be increased from £7,994,300 to £8,374,410 by the creation of 38,011,000 additional ordinary shares of 1 penny each to rank pari passu in all respects from their date of allotment with the existing ordinary shares of 1 penny each in the capital of the Company;

   (b) the Directors be and they are hereby generally and unconditionally authorised pursuant to section 80 of the Companies Act 1985 (the "Act") to exercise all the powers of the Company to allot relevant securities (as defined in section 80(2) of the Act) up to an aggregate nominal amount of £380,110 in connection with the Placing and Open Offer (as defined and described as set out above), provided that this authority shall expire (unless renewed, varied or revoked by the Company in general meeting) on the date being 15 months from the passing of this resolution or, if earlier, at the conclusion of the next annual general meeting of the Company to be held after the annual general meeting of the Company convened for 9 December 2003, save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such offer or agreement as if this authority had not expired and provided further that this authority shall be in addition, and without prejudice, to any other authorities in force to allot relevant securities conferred on the Directors; and

   (c) the Directors be and they are hereby empowered pursuant to section 95 of the Act to allot equity securities (as defined in section 94(2) of the Act) for cash pursuant to the general authority to allot relevant securities conferred on them for the purposes of section 80 of the Act by paragraph (b) above as if the provisions of section 89(1) of the Act did not apply to any such allotment, subject to the terms of the following restrictions and provisions:

      (i) that this power be limited to the allotment of equity securities up to an aggregate nominal amount of £380,110 pursuant to the Placing and Open Offer (as defined in the Prospectus); and

(ii)   that this power shall (unless renewed, varied or revoked by the Company) expire on the date being 15 months from the passing of this resolution or, if earlier, at the conclusion of the next annual general meeting of the Company to be held after the annual general meeting of the Company convened for 9 December 2003, save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offer or agreement as if this power had not expired.

2.   THAT, subject to Resolution 1 being passed and becoming unconditional:

(a)   the authorised share capital of the Company be increased from £8,374,410 to £8,806,565 by the creation of 43,215,500 additional ordinary shares of 1 penny each to rank pari passu in all respects from their date of allotment with the existing ordinary shares of 1 penny each in the capital of the Company;

(b)   the Directors be and they are hereby generally and unconditionally authorised pursuant to section 80 of the Companies Act 1985 (the "Act") to exercise all the powers of the Company to allot relevant securities (as defined in section 80(2) of the Act) up to an aggregate nominal amount of £317,890 provided that this authority shall expire (unless renewed, varied or revoked by the Company in general meeting) on 30 November 2004, save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such offer or agreement as if this authority had not expired and provided further that this authority shall be in addition, and without prejudice, to any other authorities in force to allot relevant securities conferred on the Directors; and

(c)   the Directors be and they are hereby empowered pursuant to section 95 of the Act to allot equity securities (as defined in section 94(2) of the Act) for cash pursuant to the general authority to allot relevant securities conferred on them for the purposes of section 80 of the Act by paragraph (b) above as if the provisions of section 89(1) of the Act did not apply to any such allotment provided that this power shall be limited:

(i)   to the allotment of equity securities in connection with an issue in favour of holders of ordinary shares (whether by way of a rights issue, open offer or otherwise) where the equity securities respectively attributable to the interests of such holders of ordinary shares on a fixed record date are proportionate (as nearly as may be) to the respective number of shares held by them but subject to such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with any legal or practical problems under the laws of any overseas territory or the requirements of any regulatory body or any stock exchange in any territory or in relation to fractional entitlements; and

(20853031.01)

(ii)   to the allotment (otherwise than pursuant to paragraph (c)(i) above) of equity securities having, in the case of relevant shares, a nominal amount or, in the case of other equity securities, giving the right to subscribe for or convert into relevant shares having a nominal amount not exceeding, in aggregate, the sum of £38,000,

and this power shall (unless renewed, varied or revoked by the Company) expire on the date being 15 months from the passing of this resolution or, if earlier, on the conclusion of the next annual general meeting of the Company to be held after the annual general meeting of the Company convened for 9 December 2003, save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offer or agreement as if the power conferred hereby had not expired.

Dated: 18 December 2003

....
Company Secretary



Companies House
for the record

Please complete in typescript,
or in bold black capitals.
CHWP000

288b

Terminating appointment as director or secretary
(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number | 3248123

Company Name in full | Antisoma plc

Date of termination of appointment

Day	Month	Year
0 9	1 2	2 0 0 3

as director ✔   as secretary ☐

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME

Please insert details as previously notified to Companies House.

*Style / Title | Dr   *Honours etc |

Forename(s) | James David

Surname | Coombes

†Date of Birth

Day	Month	Year
1 6	0 5	1 9 3 2

A serving director, secretary etc must sign the form below.

Signed | *(signature)*   Date | 15/12/03

* Voluntary details.
† Directors only.
** Delete as appropriate

(** serving director / secretary / ~~administrator / administrative receiver / receiver manager~~ / receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

| Raymond Spencer |
| Antisoma, West Africa House, London |
| W5 3QR   Tel   020 8799 8232 |
| DX number   DX exchange   m |

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
for companies registered in England and Wales   or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland   **DX 235 Edinburgh**

COMPANIES HOUSE   627 19/12/03

Form revised 1999



Companies House

Please complete in typescript,
or in bold black capitals.

CHWP000

RECEIVED

2005 JUN 28 A 11: 12

288c

CHANGE OF PARTICULARS for director
or secretary *(NOT for appointment (use Form*
288a) or resignation (use Form 288b))

Company Number | 3248123

Company Name in full | ANTISOMA PLC

Changes of particulars form

Complete in all cases

	Day	Month	Year
Date of change of particulars	0 1	1 2	2 0 0 3

Name

*Style / Title | MRS

*Honours etc |

Forename(s) | ANN

Surname | HACKER

	Day	Month	Year
† Date of Birth	0 6	0 6	1 9 5 1

Change of name *(enter new name)* Forename(s) |

Surname |

Change of usual residential address ††
(enter new address) | BEARWOOD, PINEMOUNT ROAD

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985

Post town | CAMBERLEY

County / Region | SURREY   Postcode | GU15 2LU

Country | ENGLAND

Other change
(please specify) |

A serving director, secretary etc must sign the form below.

* Voluntary details.
† Directors only.
**Delete as appropriate.

Signed | [signature]   **Date** | 15/12/03

(** director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

E. HOKLER

WEST AFRICA HOUSE ASHBOURNE RD, HANGER LANE
W5 3PR   Tel 020 8799 8235

DX number   DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
or companies registered in England and Wales   or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland   DX 235 Edinburgh

COMPANIES HOUSE   19/12/03

Form April 2002

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. When considering what action you should take, you are recommended to seek your own personal financial advice from your independent adviser, stockbroker, bank manager, solicitor, accountant or other professional adviser authorised under the Financial Services and Markets Act 2000, or, if you are not a resident in the United Kingdom, an appropriately qualified financial adviser.

If you have sold or transferred all your Ordinary Shares, please forward this document and the accompanying Form of Proxy and Application Form to the purchaser or transferee or to the agent through whom the sale or transfer was effected for onward transmission to the purchaser or transferee. However, such documents should not be forwarded or transmitted in or into the United States of America, Canada, Republic of Ireland, Australia or Japan or their respective territories or possessions. If you sell or have sold or otherwise transferred part of your holding of Ordinary Shares you should immediately consult the stockbroker, bank or other agent through whom the sale or transfer was effected.

A copy of this document, which comprises a prospectus in relation to the New Shares prepared in accordance with the listing rules of the UK Listing Authority made under Section 74 of the Financial Services and Markets Act 2000, has been delivered to the Registrar of Companies in England and Wales for registration in accordance with Section 83 of that Act.

Nomura International plc is acting exclusively for Antisoma in relation to the Placing and Open Offer and is not advising any other person or treating any other person as its client in relation thereto, and will not be responsible to any person other than Antisoma for providing the protections afforded to its clients nor for providing advice in relation to the Placing, Open Offer or any other matter referred to in this document.

The whole of the text of this document should be read. In particular, your attention is drawn to the section headed "Risk Factors" in Part 4 of this document.

Antisoma plc

(Incorporated and Registered in England and Wales under the Companies Act of 1985 with Registered No. 3248123)

Placing and Open Offer of 38,010,941 New Shares at 40p per New Share and Notice of Extraordinary General Meeting

The Existing Ordinary Shares are listed on the Official List and are admitted to trading on the London Stock Exchange's market for listed securities. Application has been made to the UK Listing Authority for the New Shares to be admitted to the Official List. Application has also been made to the London Stock Exchange for the New Shares to be admitted to trading on its market for listed securities. It is expected that admission to listing of such securities will become effective and trading in the New Shares on the London Stock Exchange will commence on 19 December 2003.

Notice of an Extraordinary General Meeting, to be held at the offices of CMS Cameron McKenna, Mitre House, 160 Aldersgate Street, London EC1A 4DD, on 18 December 2003 at 10.00 a.m., is set out at the end of this document. The accompanying Form of Proxy for use at the Extraordinary General Meeting should be completed and returned, in accordance with the instructions printed thereon, to Capita Registrars, Northern House, Woodsome Park, Fenay Bridge, HD8 0LA as soon as possible but in any event so as to arrive no later than 10.00 a.m. on 16 December 2003.

The latest time for acceptance and payment in full for the New Shares is 3.00 p.m. on 17 December 2003. The procedure for acceptance and payment is set out in Part 3 of this document and in the Application Form that accompanies this document. If you have any questions on the procedure for application and payment you should contact Capita Registrars on telephone number: 0870 162 3131. No investment advice will be provided by Capita Registrars.

Your attention is drawn to the letter of recommendation from the Chairman of Antisoma set out in Part 1 of this document.

This document does not constitute an offer to sell, or the solicitation of an offer to subscribe for, the New Shares in any jurisdiction in which such offer or solicitation is unlawful. Any Shareholder or other recipient of this document who is a resident or citizen of the United States of America, Canada, Australia, the Republic of Ireland or Japan, or holds shares on behalf of persons resident in these countries, or is a corporation, partnership or other entity created or organised under the laws of those countries should refer to the paragraph headed "Overseas Shareholders and Others" in Part 3 of this document. The New Shares have not been, and will not be, registered under the US Securities Act 1933 (as amended), under the securities laws of any state of the United States of America or under the applicable securities laws of Canada, Australia, the Republic of Ireland, or Japan. Accordingly, unless an exemption under any applicable law is available, the New Shares may not be offered, sold, transferred, taken up or delivered, directly or indirectly, in the United States of America, Canada, Australia, the Republic of Ireland or Japan or any other country outside the United Kingdom where such distribution may otherwise lead to a breach of any law or regulatory requirement. Overseas Shareholders and any persons (including, without limitation, custodians, nominees and trustees) who have a contractual or other legal obligation to forward this document outside the United Kingdom should read the paragraph entitled "Overseas Shareholders and Others" in Part 3 of this document.

Nomura International

CONTENTS

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

	2003
Record Date for entitlement under the Open Offer	21 November
Latest time and date for splitting Application Forms (to satisfy *bona fide* market claims only)	3.00 p.m. on 15 December
Latest time and date for receipt of Forms of Proxy	10.00 a.m. on 16 December
Latest time and date for receipt of Application Forms and payment in full under the Open Offer	3.00 p.m. on 17 December
Extraordinary General Meeting	10.00 a.m. on 18 December
Dealing expected to commence in New Shares	8.00 a.m. on 19 December
New Shares in uncertificated form expected to be credited to CREST accounts	19 December
Definitive certificates for New Shares in certificated form expected to be dispatched	By 29 December

DIRECTORS, SECRETARY AND ADVISERS

Directors of the Company	Barry J. Price *(Non-executive Chairman)* Glyn O. Edwards *(Chief Executive Officer)* Raymond J. Spencer *(Chief Financial Officer)* Grahame D. Cook *(Non-executive)* James D. Coombes *(Non-executive)* Ann V. Hacker *(Non-executive)* Michael G. Pappas *(Non-executive)*
Proposed Director	Birgit A. S. Norinder
Company Secretary	Raymond J. Spencer
Registered Office of the Company	West Africa House Hanger Lane Ealing London W5 3QR

PRINCIPAL ADVISERS

Bookrunner, Underwriter, Sponsor and Financial Adviser in connection with the Offer	Nomura International plc Nomura House 1 St. Martin's-le-Grand London EC1A 4NP
Joint Broker and Joint Financial Adviser to Antisoma	Nomura International plc Nomura House 1 St. Martin's-le-Grand London EC1A 4NP
Joint Financial Adviser to Antisoma	ING Barings Limited 60 London Wall London EC2M 5TQ
Joint Broker to Antisoma	SG Cowen Exchange House Primrose Street London EC2A 2DD
Auditors and Reporting Accountants	PricewaterhouseCoopers LLP Abacus House Castle Park Cambridge CB3 0AN
Legal Advisers to Antisoma	CMS Cameron McKenna Mitre House 160 Aldersgate Street London EC1A 4DD
Registrars and Receiving Agents	Capita Registrars Northern House Woodsome Park Fenay Bridge Huddersfield HD8 0LA
Legal Advisers to Nomura	Ashurst Morris Crisp Broadwalk House 5 Appold Street London EC2A 2HA

DEFINITIONS

The following definitions are used throughout this document except where the context requires otherwise:

"Abbott"	Abbott Laboratories
"Act" or the "Companies Act"	the Companies Act 1985, as amended
"Admission"	admission of the 38,010,941 New Shares to the Official List and to trading on the market for listed securities of the London Stock Exchange
"AGM"	the Annual General Meeting of the Company to be held on 9 December 2003
"Antisoma", "the Company", "Antisoma Group" or "the Group"	Antisoma plc, together, where appropriate, with its subsidiary undertakings (as defined in section 258 of the Act)
"Antisoma Option Scheme" or "the Option Scheme"	the Antisoma Company Share Option Plan
"Antisoma Research"	Antisoma Research Limited, a wholly owned subsidiary of the Company
"Application Form"	the application form issued to Qualifying Shareholders relating to the Open Offer, which accompanies this document
"Articles"	the Articles of Association of the Company
"Board" or "Directors"	the board of directors of Antisoma
"business day" or "dealing day"	a day, not being a Saturday or Sunday, on which the London Stock Exchange is open for the transaction of business
"certificated form"	an Ordinary Share which is not in uncertificated form
"CRT"	Cancer Research Technology Limited, a wholly owned subsidiary of Cancer Research UK
"CRUK"	Cancer Research UK
"CREST"	the relevant system (as defined in the Regulations) in respect of which CRESTCo Limited is the Operator (as defined in such Regulations) in accordance with which listed securities may be held and transferred in uncertificated form
"Cytogen"	Cytogen Corporation
"Daily Official List"	the Daily Official List of the London Stock Exchange
"Existing Ordinary Shares"	the 228,065,648 Ordinary Shares in issue at the close of business on 24 November 2003, being the latest practicable date prior to the publication of this document
"Extraordinary General Meeting" or "EGM"	the Extraordinary General Meeting of the Company, convened for 10 a.m. on 18 December 2003 (or any adjournment thereof), notice of which is set out at the end of this document
"Form of Proxy"	the form of proxy for use at the EGM
"Glaxo Group"	GlaxoSmithKline plc together with its subsidiary undertakings (as defined in section 258 of the Act)
"ICRF"	Imperial Cancer Research Fund
"ICRT"	Imperial Cancer Research Technology Limited, a wholly owned subsidiary of ICRF
"Incentive Plan"	The Antisoma Executive Incentive Plan
"Issue Price"	the price of 40 pence per New Share payable under the Placing and Open Offer
"ITEPA"	The Income Tax (Earnings and Pensions) Act 2003
"Leventis"	Leventis Holding S.A.

"Lexigen"	EMD Lexigen
"Listing Rules"	the Listing Rules of the UK Listing Authority
"London Stock Exchange" or "LSE"	the London Stock Exchange plc
"NASDAQ Europe"	NASDAQ Europe S.A./ N.V., a subsidiary of the NASDAQ Stock Market, Inc.
"New Shares"	the new Ordinary Shares proposed to be issued pursuant to the Placing and Open Offer
"Nomura"	Nomura International plc
"Official List"	the Official List of the UK Listing Authority
"Open Offer"	the conditional invitation by Nomura, on behalf of the Company, to Qualifying Shareholders to subscribe for New Shares at the Issue Price on the terms and subject to the conditions set out or referred to in this document and in the Application Form
"Ordinary Shares"	ordinary shares of 1 penny each in the capital of Antisoma
"Overseas Shareholders"	Shareholders on the register of members of the Company as at the close of business on the Record Date who have registered addresses or are residents of countries outside the United Kingdom
"PCT"	Patent Co-operation Treaty, which makes it possible to seek patent protection for an invention simultaneously in each of a large number of countries by filing an "international patent application"
"Placing"	the conditional placing of New Shares at the Issue Price by Nomura pursuant to the Placing Agreement as described in this document
"Placing Agreement"	the conditional placing agreement dated 25 November 2003 between the Company and Nomura relating to the Placing and Open Offer as described in paragraph 12 of Part 6 of this document
"Preference Shares"	the zero coupon convertible redeemable preference shares of £1 each in the capital of the Company
"Proposed Director"	Birgit Norinder, who has agreed to become a Non-executive Director of the Company following the AGM
"Prospectus"	this document
"Qualifying Shareholders"	holders of Ordinary Shares on the register of members of the Company as at the close of business on the Record Date, other than certain Overseas Shareholders as referred to in paragraph 6 of Part 3 of this document
"Record Date"	the record date for the Open Offer, being 21 November 2003
"Regulations"	the Uncertificated Securities Regulations 2001 (SI 1002 No. 3755)
"Resolutions"	the resolutions set out in the notice of EGM set out at the end of this document
"Rights Issue"	the issue by way of rights of Ordinary Shares to qualifying Shareholders announced on 22 February 2002
"Roche"	F. Hoffmann–La Roche Limited and/or its affiliates, as the context may require
"Roche Finance"	Roche Finance Limited
"Roche Agreements"	the agreements entered into with Roche by members of the Antisoma Group as announced on 18 November 2002, details of which are set out in Part 2 of this Prospectus
"Shareholders"	holders of Ordinary Shares
"UK" or "United Kingdom"	the United Kingdom of Great Britain and Northern Ireland
"UKLA" or "UK Listing Authority"	

	the Financial Services Authority acting in its capacity as the competent authority for listing in the United Kingdom under Part VI of the Financial Services and Markets Act 2000
"United States", "US" or "USA"	the United States of America, including its territories and possessions, any state of the United States and the District of Columbia and all other areas subject to its jurisdiction
"$"	United States dollar
"uncertificated form"	an Ordinary Share which is for the time being recorded on the Company's register of members as being held in uncertificated form in CREST, and title to which by virtue of the Regulations, may be transferred by means of CREST

A glossary of scientific terms used is set out at the end of this Prospectus.

PART 1

LETTER FROM THE CHAIRMAN



(Incorporated and registered in England and Wales under the Companies Act 1985 with registered number 3248123)

Directors:

Barry J. Price *(Non-executive Chairman)*
Glyn O. Edwards *(Chief Executive Officer)*
Raymond J. Spencer *(Chief Financial Officer)*
Grahame D. Cook *(Non-executive Director)*
James D. Coombes *(Non-executive Director)*
Ann V. Hacker *(Non-executive Director)*
Michael G. Pappas *(Non-executive Director)*

Registered Office:

West Africa House
Hanger Lane
Ealing
London W5 3QR

25 November 2003

To Antisoma Shareholders and, for information only, to participants in the Antisoma Option Scheme

Dear Shareholder,

Placing and Open Offer

Introduction

Your Board announced today that Antisoma proposes to raise approximately £15.2 million (approximately £14.0 million net of expenses) through a Placing and Open Offer by an issue of 38,010,941 New Shares at a price of 40 pence per New Share, for which Qualifying Shareholders may subscribe for their pro rata entitlement pursuant to the Open Offer. The Issue Price of 40 pence per New Share represents a discount of 4.25 pence (9.6 per cent.) to the closing middle market price of 44.25 pence for Ordinary Shares trading on the London Stock Exchange on 24 November 2003 (the last practicable date prior to the publication of this Prospectus). Full details of the Open Offer are set out in Part 3 of this document and in the Application Form. The Placing and the Open Offer have been fully underwritten by Nomura on the terms and conditions set out in the Placing Agreement.

The Placing and Open Offer are conditional, *inter alia*, on the passing of Resolution 1 to be proposed at an Extraordinary General Meeting to be held on 18 December 2003, notice of which is set out at the end of this document.

The purpose of this document is to provide you with details of, and background to, the Placing and Open Offer, to explain why the Directors believe that it is in the best interests of the Company, and to recommend that you vote in favour of the Resolutions to be proposed at the Extraordinary General Meeting.

Background

Antisoma is a UK-based biopharmaceutical company focused on the development of novel cancer therapies based on monoclonal antibodies and small molecules. Antisoma currently has three drugs in clinical trials. The Company's lead drug, R1549, is in Phase III development for ovarian cancer and has also completed a pilot Phase II study in gastric cancer. The principal results of the pivotal ovarian study are expected to be available during the first half of 2004 and will form the basis of applications for marketing licences if the results are positive. Two other drugs, R1550 and AS1404, are in Phase I clinical trials, while a third, AS1405, is expected to start clinical trials in early 2004. The Company also has a pre-clinical portfolio that includes a number of programmes with the potential to generate multiple products for clinical development. Further details of these drugs are provided in Part 2 of this document.

Antisoma was founded in 1988. The Company was floated on NASDAQ Europe in 1998 and listed on the Official List and admitted to trading on the London Stock Exchange in 1999. The Company's shares were delisted from NASDAQ Europe on 10 September 2003, in advance of the closure of that market in November 2003, but shares remain listed on the Official List and remain admitted to trading on the listed securities market of the London Stock Exchange. Antisoma has two London premises, in Ealing and at St George's Hospital.

Strategy of the Group

Antisoma operates a "search and develop" business model. The Company identifies drugs with commercial potential from amongst those in early-stage development at academic institutions and commercial organisations. Antisoma then licences in these fledgling drugs and adds value to them by designing and implementing effective development programmes. Investment in drug development has increased from £6.5 million in the year ended 30 June 2000 to £13.0 million in the year ended 30 June 2003. The Company has formed a broad strategic alliance with the Swiss pharmaceutical company Roche, under which Antisoma develops drugs through pre-clinical studies and early clinical trials. Roche then has the option to complete late-stage trials and be responsible for bringing the drugs to market worldwide. In relation to any drug that Roche opts to commercialise, Antisoma will receive opt-in and milestone payments (subject to achieving certain development milestones) as well as royalties on any sales. This collaboration creates a clear route to market for Antisoma's products whilst giving the Company a significant upside potential through royalties on marketed products. Further details of Antisoma's relationship with Roche are set out in Part 2 of this document. If Roche decides not to act as the commercial partner for any particular product, Antisoma remains free to seek alternative routes for commercialisation.

Current Trading and Prospects

The Chairman of Antisoma indicated at the time of the Company's preliminary results for the year to 30 June 2003, announced on 18 September 2003, that Antisoma had achieved a step change in its position following the formation of the alliance with Roche in November 2002 and the associated receipt of £23.2 million in upfront payments. Results for the first quarter to 30 September 2003, announced on 12 November, showed that the Company had £31.2 million in cash and short term investments at that date, compared with £15.4 million one year before. Antisoma acquired additional royalty rights from Cytogen for R1549 for £303,000 in September 2003. Antisoma also added to its pre-clinical portfolio in September 2003 by in-licensing a programme of telomerase inhibitors from CRT for an upfront payment plus additional milestone payments to be paid as products are developed. The Directors believe that losses and cash outflows will continue for a number of years, reflecting ongoing investment in the development of the Company's drug pipeline at levels exceeding revenues received from Roche. The Company is continuing to progress the development of its product portfolio and is confident of the Group's prospects for the current financial year.

Under current plans and based on the present cash position (without taking into account the proceeds of the Placing and Open Offer) the Directors expect that progress to June 2005 will include:

- completion of R1549 Phase III ovarian cancer study plus two supporting studies;

- completion of R1550 Phase I breast cancer study;

- completion of current AS1404 Phase I study and one combination study;

- completion of pre-clinical development of AS1405 and two Phase I studies in addition to the initiation of one Phase II study;

- completion of pre-clinical development of AS1406 and receipt of a licence to start clinical trials;

- identification of candidates from the telomerase programme and progression of their pre-clinical development; and

- progression of pre-clinical evaluation of AS1408.

The Company is pleased to confirm that Birgit Norinder has agreed to join the Board as a non-executive Director with effect from the conclusion of the AGM.

Reasons for the Placing and Open Offer and Use of Proceeds

Antisoma plans to use the proceeds of the Placing and Open Offer, together with its existing funds, to further develop and exploit the potential of the product candidates in its pipeline (in addition to those planned developments referred to above) and to enhance the existing pipeline by acquiring additional product candidates.

Specific areas to which funds will be applied are detailed below. The Directors believe that additional investment in these areas will provide the Company with a better platform from which to build a sustainable and profitable business in the medium term.

- Acquiring and developing a further product or products already in clinical trials (Phase I or Phase II) in order to increase the number and diversity of product candidates with potential to generate substantial milestone revenue over the next three years and royalties in the medium term. The Company is currently evaluating a number of products to determine their suitability for licensing;

- broadening the Phase II trial programme for AS1404 (DMXAA), which Antisoma intends to start promptly after Phase I trials finish in early 2004. A broader programme would include the simultaneous evaluation of the drug in different cancer types, in each case combining AS1404 with an established anti-cancer therapy for the type of tumour being treated. AS1404 has shown promising anti-cancer effects in pre-clinical studies of such combination regimens. The Directors believe that a wider development programme will allow Antisoma to broaden the drug's market potential and facilitate the identification of the most rapid route to market;

- pursuing the rapid development into clinical trials of a novel antibody-cytokine drug that Antisoma has co-developed with Lexigen, a US biotechnology company. The drug uses the targeting ability of the antibody BC1 to deliver the potent anti-tumour cytokine IL12 to cancer cells and has been shown to have anti-tumour effects in pre-clinical models of several different cancers. Antisoma describes this type of approach as ATTACK therapy (Antitumour Therapy with Targeting Antibodies and CytoKines); and

- progressing more rapidly the development into clinical trials of AS1406 (huHMFG1-RNase), the leading candidate from Antisoma's targeted apoptosis approach, for which pre-clinical studies from the US National Institutes of Health have demonstrated promising activity against both solid and blood cancers. Additional funds will allow the pursuit of parallel development approaches in both of these areas.

The net proceeds of the Placing and Open Offer are expected to be approximately £14.0 million. While it is difficult to be precise before in-licensing is complete, the Directors believe it would be reasonable to apportion the additional expenditure as follows: approximately £3 million would be spent on in-licensing and success fees, approximately £3 million on pre-clinical development and approximately £8 million on clinical development.

Details of the Placing and Open Offer

The Company is proposing to raise approximately £15.2 million (approximately £14.0 million after expenses of the Placing and the Open Offer) by the issue of 38,010,941 New Shares at the Issue Price. Certain Directors have irrevocably undertaken to take up all or part of their entitlements as Qualifying Shareholders pursuant to the Open Offer. Under the Placing Agreement, Nomura has agreed to use its reasonable endeavours to place the remaining New Shares at the Issue Price, failing which, itself to subscribe for such New Shares, subject to clawback to satisfy valid acceptances under the Open Offer. Certain Qualifying Shareholders have irrevocably undertaken not to take up a total of 8,171,103 New Shares and these will be placed firm with placees under the Placing. Details of these undertakings are set out in paragraph 12 of Part 6. Qualifying Shareholders will be given the opportunity to apply under the Open Offer for New Shares at the Issue Price, free of expenses, *pro rata* to their existing holding of Ordinary Shares on the Record Date, on the following basis:

1 New Share for every 6 Ordinary Shares

held by such Qualifying Shareholders on the Record Date. Fractional entitlements to New Shares will not be allocated but will be disregarded and entitlements rounded down to the nearest whole number of New Shares. Any fractional entitlements that would otherwise have arisen will be aggregated and issued under the Placing for the benefit of the Company.

The Placing and the Open Offer are conditional, *inter alia*, upon the Placing Agreement having become unconditional and not having been terminated in accordance with its terms. If the conditions of the Placing Agreement are not fulfilled or, if capable of waiver, waived, on or before the relevant time and date specified in the Placing Agreement, application monies are expected to be returned (at the applicant's risk), without interest, within 14 days thereafter.

9

The New Shares will, when issued and fully paid, rank *pari passu* in all respects with the Existing Ordinary Shares. Application has been made to the UKLA for the New Shares to be admitted to the Official List. Application has also been made to the London Stock Exchange for the New Shares to be admitted to trading on its market for listed securities. It is expected that admission to listing of such securities will become effective and dealings on the London Stock Exchange will commence on 19 December 2003.

Qualifying Shareholders will receive with this document an Application Form containing details of their entitlements to subscribe for New Shares. The terms of the Open Offer provide that Qualifying Shareholders may make a valid application for any number of New Shares up to and including their *pro rata* entitlements as shown on the Application Form.

Shareholders should be aware that the Open Offer is not a rights issue and that entitlements to New Shares will not be tradable or sold in the market for the benefit of those who do not apply under the Open Offer.

The attention of Qualifying Shareholders who have registered addresses outside the United Kingdom or who are resident in, or citizens of, countries other than the United Kingdom is drawn to paragraph 6, "Overseas Shareholders and Others", in Part 3 of this document.

Your attention is also drawn to the further details of the Placing and the Open Offer set out in Part 3 of this document and to the summary of the principal terms of the Placing Agreement set out in paragraph 12 of Part 6 of this document.

The latest time and date for acceptance and payment in full under the Open Offer is expected to be 3 p.m. on 17 December 2003. An application may only be made on the Application Form which is personal to the Qualifying Shareholder named thereon and may not be assigned, transferred or split except to satisfy *bona fide* market claims. To be valid, Application Forms must be returned with the appropriate remittance to Capita Registrars, Northern House, Woodsome Park, Fenay Bridge, Huddersfield HD8 0LA so as to arrive no later than 3 p.m. on 17 December 2003.

Extraordinary General Meeting

You will find set out at the end of this document a notice convening the EGM of the Company to be held at 10 a.m. on 18 December 2003. At this meeting the following Resolutions will be proposed:

Resolution 1 will be proposed as a special resolution to enable the Placing and Open Offer to proceed by (a) increasing the authorised share capital from £7,994,300 to £8,374,410 by the creation of an additional 38,011,000 new Ordinary Shares; (b) authorising the Directors for the purposes of section 80 of the Act to allot New Shares up to an aggregate nominal amount of £380,110 (being the amount of the increase in authorised share capital referred to in (a) above); and (c) empowering the Directors to allot the New Shares pursuant to the Placing and the Open Offer for cash without the application of statutory pre-emption rights (under section 89 of the Act) up to a maximum aggregate nominal amount of £380,110 (which represents 14.3 per cent. of total ordinary issued share capital as enlarged by the Placing and Open Offer on a non-pre-emptive basis.) These authorities will be sufficient for and are limited to the allotment of New Shares in connection with the Placing and the Open Offer. The authority conferred by Resolution 1 will be in addition to that obtained at the Annual General Meeting of the Company to be held on 9 December 2003 and will lapse on the earlier of the date being 15 months from the passing of Resolution 1 and the conclusion of the next annual general meeting of the Company to be held after the 2003 Annual General Meeting. The increase in the ordinary share capital element of the authorised share capital is equivalent to a 16.7 per cent. increase in the Existing Ordinary Shares. **The Placing and Open Offer is conditional on Resolution 1 being passed.**

Resolution 2 will be proposed as a special resolution to further increase the authorised but unissued share capital and will refresh the general authorities granted under section 80 of the Act at the extraordinary general meetings of the Company held on 30 November 1999 and 18 March 2002 and the general powers proposed to be granted under section 89 of the Act at the AGM. This will involve increasing the authorised share capital of Antisoma from £8,374,410 to £8,806,565 by the creation of an additional 43,215,500 Ordinary Shares (which will have the effect of creating a "headroom" of authorised but unissued and unreserved share capital of approximately 33 per cent. of the ordinary share capital of the Company in issue following the Placing and Open Offer having become unconditional), granting an additional section 80 authority (in addition to that granted at the 1999 and the 2002 extraordinary general meetings) to allot the authorised but unissued and unreserved share capital as so increased and disapplying statutory pre-emption rights in the case of certain pre-emptive offers or otherwise to the extent (when added to the equivalent power to be granted at the AGM) of 10 per cent. of the issued ordinary share capital of the Company following completion of the Placing and

10

Open offer. The increase in the ordinary share capital element of the authorised share capital is equivalent to a 12.8 per cent. increase in the authorised ordinary share capital of the Company following completion of the Placing and Open Offer. The section 80 authority will expire on 30 November 2004 and the dis-application of statutory pre-emption rights will lapse (unless renewed, varied or revoked in general meeting) on the earlier of the day falling fifteen months after the passing of such resolution or at the next Annual General Meeting of Antisoma to be held after the AGM.

Your Directors have no present intention of issuing any part of the unissued authorised share capital other than in connection with the Placing and the Open Offer and for the purposes of the Antisoma Option Scheme.

Adjustment of Options

The rules of the Antisoma Option Scheme provide that options granted under the Option Scheme ("Options") may be adjusted following the Placing and Open Offer. Any adjustment would reflect the effect of the Company's altered share capital on Options following the Placing and Open Offer. Participants in the Option Scheme (subject, in the case of Options granted under Part A, to Inland Revenue approval) would be sent a revised certificate for each of the Options they hold at the Record Date.

Action to be Taken

You will find enclosed with this document a Form of Proxy for the use at the Extraordinary General Meeting. Whether or not you propose to attend the Extraordinary General Meeting in person, you are requested to complete and return the Form of Proxy to the Company's Registrars, Capita Registrars, Northern House, Woodsome Park, Fenay Bridge, Huddersfield HD8 0LA in accordance with the instructions printed thereon as soon as possible and, in any event, so as to be received by them no later than 10.00 a.m. on 16 December 2003. Completion and return of a Form of Proxy will not preclude you from attending the Extraordinary General Meeting and voting in person if you so wish.

The action to be taken by Qualifying Shareholders to apply for new shares under the Open Offer is set out in Paragraph 4 "Procedure for Acceptance and Payment" in Part 3 of the document and on the accompanying application form. The attention of Overseas Shareholders is drawn to paragraph 6, "Overseas Shareholders and Others" in Part 3 of this document and to the warranty concerning Overseas Shareholders.

Further Information and Risk Factors

Your attention is drawn to the further information set out in Parts 2 to 6 of this document relating to the Company and the Placing and the Open Offer. **In particular, your attention is drawn to the risk factors set out in Part 4 of this document.**

Directors' Entitlements

Certain Directors and person(s) connected to them have irrevocably undertaken to take up part or all of their entitlements as Qualifying Shareholders pursuant to the Open Offer in respect of 159,790 New Shares in aggregate. Further details of these undertakings are set out in paragraph 12 of part 6 of this document.

Recommendation

The Directors, who have received financial advice from Nomura in relation to the Placing and Open Offer, consider that the Placing and Open Offer and the passing of the Resolutions are in the best interests of Antisoma and Shareholders taken as a whole. In giving its financial advice, Nomura has taken into account the Directors' commercial assessment of the Placing and Open Offer and the Company's current and future funding requirements.

Accordingly, your Directors unanimously recommend that Shareholders vote in favour of the Resolutions to be proposed at the Extraordinary General Meeting, as they intend to do in respect of their own beneficial shareholdings, which, together with those shares held by family trusts and others connected with the Directors (who have also so undertaken), amount to 2,007,538 Ordinary Shares (representing 0.9 per cent. of the current issued share capital of Antisoma).

Yours faithfully,

Barry Price
Chairman

11

PART 2

BUSINESS AND MARKET BACKGROUND

Introduction

Antisoma is a UK-based biopharmaceutical company focused on the development of novel cancer therapies based on monoclonal antibodies and small molecules. Antisoma operates a "search and develop" business model. The Company identifies drugs with commercial potential from amongst those in early-stage development at academic institutions and commercial organisations. Antisoma then licenses in these fledgling drugs and adds value to them by designing and implementing effective development programmes. The Company has formed a broad strategic alliance with the Swiss pharmaceutical company Roche, under which Antisoma develops drugs through pre-clinical studies and early clinical trials. Roche then has the option to complete late-stage trials and be responsible for bringing the drugs to market worldwide. In relation to any drug that Roche opts to commercialise, Antisoma receives opt-in and milestone payments (subject to achieving certain development milestones) as well as royalties on any sales. This collaboration creates a clear route to market for Antisoma's products whilst giving the Company a significant upside potential through royalties on marketed products. Further details of Antisoma's alliance with Roche are set out below. If Roche decides not to act as the commercial partner for any particular product, Antisoma remains free to seek alternative routes for commercialisation.

Antisoma was founded in 1988. The Company was floated on NASDAQ Europe in 1998 and listed on the Official List and admitted to trading on the London Stock Exchange in 1999. The Company's shares were delisted from NASDAQ Europe on 10 September 2003, in advance of the closure of that market in November 2003, but the shares remain listed on the Official List and remain admitted to trading on the listed securities market of the London Stock Exchange. Antisoma has two London premises, in Ealing and at St George's Hospital.

Antisoma currently has three drugs in clinical trials and a pre-clinical portfolio that includes a number of programmes with the potential to generate multiple products for clinical development. The Company's lead drug, R1549, is in a pivotal Phase III study in ovarian cancer, the main findings of which are expected to be announced during the first half of 2004.

Review of Product Portfolio

Programmes in clinical development

The table below summarises the product candidates from Antisoma's pipeline that are already in clinical trials or expected to start clinical trials before the end of Q1 2004:

Product candidate	Partner	Indication	Phase
R1549 (^{90}Y-muHMFG1; formerly Pemtumomab or Theragyn)	Roche	Ovarian & gastric cancers	Phase III (ovarian); Phase II (gastric)
R1550 (huHMFG1; formerly Therex)	Roche	Breast & other MUC1-positive tumours	Phase I (breast)
AS1404 (DMXAA)	Roche	Solid tumours	Phase I (various solid tumours)
AS1405 (^{90}Y-muBC1; formerly AngioMab)	Unpartnered	Glioblastoma multiforme	Starting Phase I trials early 2004 (glioblastoma)

R1549

R1549 (^{90}Y-muHMFG1; formerly Pemtumomab or Theragyn) is a mouse monoclonal antibody, HMFG1, chemically linked to the radioactive isotope yttrium-90. The antibody targets and binds to MUC1, a protein found on the surface of many epithelial cancer cells, whilst the attached radioisotope irradiates and kills the tumour cells to which the antibody binds. Many solid tumours, including those of the ovary, stomach, lung, breast and prostate, are epithelial in origin. R1549 is designed for the treatment of epithelial cancers that spread within the abdomen. The drug is given as a single injection

12

into the abdominal cavity with the aim of destroying cancer cells that remain after other treatments such as surgery and chemotherapy. This has the potential to prevent or delay any relapse of the cancer. R1549 is currently in Phase III clinical trials for ovarian cancer and has completed a pilot Phase II trial in gastric cancer. The main findings from the Phase III ovarian trial are expected to be announced during the first half (i.e. before the end of June) of 2004.

Every year ovarian cancer occurs in around 190,000 women worldwide. With more than 70 per cent having advanced disease at the time of diagnosis, survival rates remain poor. R1549 is intended to be given to women with ovarian cancer who enter remission following surgery and platinum-based chemotherapy, these women being a substantial majority of all ovarian cancer patients being treated following first diagnosis. Some of these women remain in remission indefinitely, but many currently suffer relapses.

A long-term clinical trial conducted by the ICRF between 1987 and 1992 enrolled 52 women with ovarian cancer, many of whom had advanced stage disease, to look at the efficacy of R1549. The most marked benefit was seen in a subgroup of 15 patients who presented with stage IIb disease or worse and were in apparent remission following conventional treatment with surgery and chemotherapy. This study was extended to compare R1549-treated patients with a historical control group of conventionally treated patients matched for age, stage of disease and histiological type, who received standard care. The results showed that survival at five years was 80 per cent for patients receiving R1549 and 55 per cent for those receiving standard care. A statistical analysis model estimated long-term (10-year) survival at 70 per cent for patients receiving R1549 compared with 32 per cent for those receiving standard care.

Antisoma's Phase III trial of R1549 in ovarian cancer (the "SMART" study) has enrolled patients similar to those shown to benefit in the ICRF Phase II study referred to above. The trial is designed to ascertain whether treatment of these patients with R1549 in addition to standard care provides a statistically significant survival benefit over standard care alone. The trial reached its recruitment target of 420 patients in September 2002 and, as stated above, headline results are expected to be announced during the first half of 2004. If the results are positive, they will form the basis of submissions to the regulatory authorities for marketing authorisations.

R1549 has also completed a pilot Phase II study in gastric (stomach) cancer. This study showed that tolerability in gastric cancer patients was comparable to that in ovarian cancer, so there is the potential for broader development of R1549 if the ovarian results are positive. As worldwide cases of gastric cancer number some 875,000 each year, any licence in this indication could significantly increase revenues from R1549.

Antisoma in-licensed worldwide rights in relation to R1549 in 1996. In October 1999 Antisoma signed a worldwide marketing agreement with Abbott. The agreement with Abbott was terminated in December 2002. In November 2002 Antisoma formed a broad alliance with Roche, under which Roche gained worldwide marketing rights for R1549 in exchange for payment of full development costs, launch-related milestone payments and royalties on any eventual sales. Further details of Antisoma's alliance with Roche are set out below. In September 2003, Antisoma acquired additional royalty rights to R1549 from the US company Cytogen. Cytogen relinquished its right to receive royalties equivalent to 1.65 per cent. of net sales revenues for R1549; in exchange Antisoma made a cash payment to Cytogen of US$500,000 and will make a further payment of US$500,000 upon the first commercial sale, if any, of R1549.

R1549 has been granted orphan drug status for the treatment of ovarian cancer in the United States and in the European Union. If and when it is approved for marketing R1549 will have seven and ten years exclusivity respectively in those markets.

R1550

R1550 (huHMFG1; formerly Therex) is a humanised version of the mouse monoclonal antibody HMFG1. Like R1549, it binds to MUC1, a cell membrane protein present in a variety of tumours of epithelial origin, including breast, ovarian, pancreatic, gastric, and colon cancers. Published data suggest that R1550 acts as a "marker flag", attaching itself to tumour cells and helping components of the immune system, including natural killer cells, to find and destroy them. In this respect, the action of R1550 is different from that of R1549 as it has no toxic, radioactive payload. Humanisation is intended to make the antibody less immunogenic (i.e. to make the antibody less likely to be recognised as foreign material by the patient's immune system) and thus increase its suitability for repeated administration into the bloodstream.

R1550 is being developed initially for the treatment of breast cancer. Breast cancer is the second most common form of cancer after lung cancer. It occurs annually in more than one million women and kills more than 370,000 women worldwide every year. The Breast Cancer Biology Group at Guy's Hospital, funded by the ICRF, who originally developed R1550, conducted a Phase I study to test the safety and tolerability of R1550 following repeat administration. Results from 18 patients following treatment for primary breast cancer indicated that the drug was well tolerated. Antisoma and Roche started a new study of R1550 in June 2003. This study is enrolling patients with locally advanced or progressive metastatic breast cancer.

Antisoma in-licensed exclusive world wide rights in relation to R1550 from the ICRF and out-licensed marketing rights to Roche under the Roche Agreements. Roche has highlighted R1550 as a drug with broad potential across a variety of cancer indications. This reflects not only the potential of the drug in breast cancer but also the fact that the drug's properties mean that it could also be tested against a wide variety of other tumours that express the MUC1 target. The Directors believe that, if R1550 comes to market, cumulative sales potentials for these possible indications run into the billion dollar range, although the current early stage development of R1550 makes it impossible to determine at present exactly how broad its application could be and, therefore, what actual income R1550 could generate. The Directors expect that Roche will in due course examine the potential value of the drug in a variety of cancer indications. Because of the possible scope of trials on R1550, Roche has assumed full funding responsibility for the product going forward, and is in the process of taking over the management of the drug's development. Antisoma will receive milestone payments when the product reaches certain key stages in development and royalties on any future sales.

AS1404

AS1404 (DMXAA) is a small molecule that selectively reduces the blood flow through established tumour blood vessels. AS1404 acts directly on the endothelial cells that line the blood vessels and triggers the release of chemical mediators within the tumour. The overall effect is "haemorrhagic necrosis", death of tumour cells associated with the loss of their blood supply.

AS1404 was discovered by scientists at the Auckland Cancer Society Research Centre at the University of Auckland, New Zealand. Antisoma in-licensed AS1404 in August 2001 from Cancer Research Ventures Limited (now Cancer Research Technology), a technology transfer company established by the UK's Cancer Research Campaign (now incorporated into CRUK).

Two Phase I clinical trials in 108 patients in the UK and at the University of Auckland, New Zealand, have shown a reduction of tumour blood flow and evidence of the induction of the chemical messengers that can facilitate the breakdown of the tumour. The results also showed that AS1404 was generally well tolerated.

Because of its mechanism of action, AS1404 could have utility in treating a wide range of solid tumours when used in combination with chemotherapy, radiotherapy and radioimmunotherapy. The Directors believe that, if AS1404 comes to market, cumulative sales potentials for a drug with such a utility run into the billion dollar range, although the current early stage of development of AS1404 makes it impossible to determine at present exactly how broad its application could be and, therefore, what actual income AS1404 could generate. A further phase I trial, which aims to optimise dosage regimes and confirm tolerability, started in April 2003 and has, as announced on 12 November 2003, reached its patient recruitment target. The main findings from this trial are expected to be announced during the first half of 2004. Pre-clinical studies have demonstrated the promise of AS1404 in combination settings, with synergistic effects on tumours observed when the drug was used alongside a number of other cancer treatments such as paclitaxel and radiotherapy. Phase II studies are expected to begin during 2004 to evaluate the potential of AS1404 in combination settings.

AS1405

AS1405 (^{90}Y-muBC1; formerly AngioMab) is an yttrium-radiolabelled mouse antibody, BC1, that targets a protein (oncofoetal fibronectin) associated with the formation of new blood vessels. The radioisotope irradiates and kills cells close to the site where the antibody binds. AS1405 is being developed initially for the treatment of glioblastoma multiforme, a form of glioma, which is one of the most aggressive forms of brain cancer. Most glioma patients survive for less than two years after diagnosis. Glioblastomas produce high levels of the protein targeted by BC1. They grow into adjacent brain tissues, causing neurological damage, and may reoccur locally. These properties make them suitable targets for localised radioimmunotherapy with labelled antibodies. Studies have shown tumour localisation of AS1405 in both an animal model and in humans.

The annual incidence of glioma is approximately 32,600 patients in North America, Europe and Japan. Many of these patients could be eligible for therapy with AS1405. In this setting, it is expected that the drug will be administered by direct injection into the brain cavity created by surgical removal of the tumour.

The Directors expect that a first Phase I clinical trial in patients with glioblastoma multiforme will begin during the first quarter of 2004.

Programmes in Pre-clinical Development

Antisoma has an extensive pre-clinical portfolio that includes a number of programmes with the potential to provide multiple product candidates for development through clinical trials. In brief, the approaches under investigation are:

Combinations of antibodies with apoptosis-inducing enzymes

Apoptosis is the mechanism by which cells are programmed to die. This is part of the natural process of cellular ageing and removal of old cells to be replaced by new ones. In many cancers this mechanism is faulty, allowing tumour cells to multiply unchecked. Antisoma's targeted apoptosis programme uses monoclonal antibodies to deliver some of the body's own enzymes directly into tumour cells, where they can trigger apoptosis. This approach has the potential to kill tumour cells while minimising damage to healthy cells.

Antisoma is working with partners on a number of different antibody-enzyme combinations. The first to reach animal models is AS1406, which is a combination of the enzyme RNase with the anti-MUC1 antibody used in R1550. This approach is being developed under a Collaborative Research and Development Agreement with the US National Institutes of Health. Pre-clinical results presented this year on AS1406 showed powerful anti-tumour effects, not only against breast cancer, which has long been known to express the MUC1 protein, but also against the blood cancer lymphoma, where the presence of the MUC1 protein is a more recent discovery. Work is ongoing to optimise and scale-up the manufacturing of AS1406 in order to provide material for use in clinical trials.

Other targeted apoptosis approaches in development use DNase or caspase enzymes. AS1408 is the combination of human DNaseI with the humanised HMFG1 antibody.

Telomerase inhibitors

Telomerase inhibitors block an important mechanism that contributes to the immortality of cancer cells. They have broad potential across solid and blood cancers. Antisoma announced in September 2003 that it had acquired rights to a programme of telomerase inhibitors from CRT. This programme was developed by Professor Stephen Neidle, working first at the Institute of Cancer Research and more recently at the University of London School of Pharmacy. Under the licensing agreement, Antisoma has obtained rights to a number of existing molecules and an option on further telomerase inhibitors generated by Professor Neidle's group over the next three years.

Telomeres are the protective regions found at the ends of chromosomes (the structures into which the genetic material, DNA, is packaged in each cell of the human body). In normal cells, telomeres act as a 'life clock', shortening slightly each time the cell divides. Once the telomeres fall below a critical length, the cell undergoes apoptosis. Cancer cells make an enzyme called telomerase that allows them to maintain their telomeres at a length sufficient to avoid entering the self-destruct pathway. Telomerase thus enables cancer cells to divide continually and indefinitely, a property fundamental to the progression of the disease. By blocking the action of this enzyme, telomerase inhibitors can prevent the maintenance of telomeres and force cancer cells into apoptosis.

BC1-IL12

Antisoma and Lexigen, a US-based biotechnology company, have co-developed a novel cancer therapy based on the application of Lexigen's immunocytokine technology and using Antisoma's antibody huBC1 and the anti-tumour cytokine IL12. Antisoma describes this approach as ATTACK (Antitumour Therapy with Targeting Antibodies and CytoKines). Lexigen and Antisoma have created an immunocytokine fusion protein incorporating huBC1 and IL12. This protein has been shown to have anti-tumour effects in animal models of several different cancers. Work from the companies' collaboration is being submitted for detailed presentation at forthcoming scientific congresses.

IL12, when given alone, is known to have potent effects on tumours. Early phase safety trials (supported by Roche/Wyeth) provided evidence of IL12 activity against renal cell carcinomas and melanomas. However, intravenous administration of IL12 has been associated with severe and often treatment-

limiting side effects. Combining IL12 with a cancer-targeting antibody is a potential way to harness its anti-tumour properties while minimising side effects, as a targeted therapy can be given at lower doses and could act more specifically on tumours. The huBC1 antibody targets oncofoetal fibronectin, a molecule associated with new tumour blood vessels. This antibody therefore provides a vehicle with the potential to deliver IL12 specifically to tumours. The distribution of the target protein is such that the therapy could potentially be developed for use in a wide range of solid tumours.

Antisoma and Lexigen are exploring the best ways to advance development of the huBC1-IL12 into clinical trials.

Other early stage programmes

In addition to the above programmes the Company has other programmes at an early stage of development based on antibodies and small molecules.

Under the Roche Agreements, Roche has the option to procure the rights to any oncology drug that enters clinical trials as a result of these programmes or any other programmes that Antisoma undertakes at any time up to December 2007.

In-licensing

Antisoma seeks to identify promising innovative cancer treatments from third parties by, among other things, using its network of cancer research organisations. The primary features Antisoma looks for in identifying a promising product candidate include:

● proof of principle in animal models;

● clinical data (if available);

● strong intellectual property position; and

● attractive commercial opportunity.

Antisoma evaluates new product candidates using both internal and external experts with relevant expertise. The Company's agreements with in-licensing partners typically provide for Antisoma to receive worldwide exclusive rights in relation to the technology or product in the relevant field of use and to provide to the licensor as consideration some or all of the following:

● an upfront payment of cash;

● equity in Antisoma;

● milestone and success payments;

● payment of a sub-licensing fee; or

● royalty payments on sales of an approved product.

The following are Antisoma's key in-licensing partners and the major product candidates or technologies for which licences have been obtained:

Institution	*Technology/Product Candidate*
Cancer Research Technology[1]	Murine and humanised HMFG1 antibody (which forms the basis of R1549, R1550 and AS1406), DNase, DMXAA, telomerase programme
US National Institutes of Health	RNase
National Institute of Cancer Research, Genoa, Italy	Murine BC1 antibody
University of California, Davis	CITC-DTPA[2]

Notes:
(1) A subsidiary of CRUK, whose other subsidiary, Cancer Research Ventures Limited, is a shareholder in Antisoma; combination of former Cancer Research Campaign and ICRF.
(2) A chelator that is used to attach Yttrium chemically to the HMFG1 and BC1 antibodies.

In addition to the in-licensing partners listed above, Antisoma conducts collaborative research with certain partners with a view to in-licensing technology or products from such partners in the future.

16

The CRT Licence Agreement for HMFG1

Antisoma's lead product candidate, R1549 is in-licensed from CRT, CRUK's wholly owned technology transfer subsidiary, pursuant to an agreement dated 21 August 1998 (the "CRT Licence Agreement"). Under this agreement CRT's predecessor, ICRT, granted Antisoma an exclusive licence to possess and use the HMFG1 cell line developed by ICRF, one of the predecessors of CRUK, in order to identify, discover and develop any product incorporating the murine or humanised HMFG1 monoclonal antibody. Antisoma is entitled to make, have made, use, import, market and sell any products developed under the CRT Licence Agreement, worldwide for any diagnostic or therapeutic use, other than an in-vitro diagnostic use. The licence is exclusive in relation to the above fields of use.

Importantly Antisoma is permitted to out-license its rights under the CRT Licence Agreement but must use its best endeavours to both develop licensed products in the above fields of use and promote their expansion and sale. Antisoma also has the right to use and exploit certain CRT know-how and intellectual property rights acquired by CRT in the development of licensed products.

CRT has the legal right to possess, use and manufacture the HMFG1 cell line and antibodies for the purpose of its (and CRUK's) internal research provided this work is not conducted in collaboration with a commercial third party. Antisoma has the exclusive option to acquire any improvement made by CRT. If Antisoma makes or acquires an improvement to the licensed monoclonal antibodies, then Antisoma is exclusively entitled to any related intellectual property rights.

Antisoma must make milestone payments to CRT after the first application for regulatory approval has been granted for each licensed product based on HMFG1. Royalties are also payable by Antisoma for all licensed products that are sold or otherwise disposed of on a commercial basis to third parties for 12 years from the first commercial sale in each country where the licensed products are sold.

The CRT Licence Agreement is of indefinite duration, subject to CRT's right to terminate for non-payment of royalty fees, breach and insolvency.

The Roche Relationship

On 18 November 2002, Roche and Antisoma announced that they had signed the Roche Agreements under which the Company formed a broad strategic alliance with Roche, granting Roche exclusive worldwide rights to develop and commercialise oncology products from Antisoma's pipeline.

Products already licensed to Roche under the Roche Agreements include R1549 and two other oncology compounds, R1550 and AS1404, both of which are in Phase I clinical trials. (Development of another agent, AS1403 (TheraFab), originally included in the Roche Agreements, has since been discontinued). Roche has also been granted a five-year option to acquire rights to additional oncology products as set out below.

Antisoma received $37 million in up-front payments following completion of the Roche Agreements. In addition, Roche Finance subscribed for 20.73 million Ordinary Shares at a price of 20 pence per share, amounting to £4.15 million, and agreed not to dispose of any interest in its Ordinary Shares for a certain period of time. Further details of the subscription agreement are set out in paragraph 12 of Part 6 of this document.

Under the Roche Agreements, Antisoma is responsible for advancing new and existing pre-clinical oncology compounds into clinical development. With respect to advancing Antisoma's clinical pipeline:

- for R1549 and R1550, Roche has already taken over responsibility for, and funding of, the development, regulatory submission and commercialisation of the products in the indications currently being evaluated and any additional oncology indications; and

- for other products (including AS1404), Antisoma will fund all pre-clinical development and Roche will fund development from Phase III onwards. In Phases I and II it is expected that Antisoma will fund the programmes but there are mechanisms for shared funding at these stages (although not in respect of AS1404 where it has already been agreed that Antisoma will fund these stages of development).

Under the Roche Agreements, Roche has been granted a five-year option to acquire rights in respect of any oncology products either owned by the Company when clinical trials begin or acquired by Antisoma after clinical trials have commenced. As mentioned above, Roche has already exercised this option and has been granted exclusive licences in respect of R1549, R1550 and AS1404.

17

For each product in respect of which Roche has acquired rights, access payments and milestones are payable to Antisoma on exercise of the relevant option and at the commencement of Phase II and/or Phase III clinical trials. The exact amount payable will depend on the stage at which Roche has assumed responsibility for funding development of each product. Further milestones are payable on launch of a product in a major market. Total milestone payments for each product in respect of which Roche has acquired rights, including R1549, could be up to $50 million in respect of the first indication, if the product is successfully launched. Additional milestone payments will be triggered upon any sales of a product in a second or third type of cancer and for sales related to the treatment of diseases other than cancer. Royalty rates payable to Antisoma for each product will depend upon the level of sales reached for that product in any one year and the respective contributions made to Phase I/II and III development costs by Roche and Antisoma but, in any event, will be in the double-digit range (meaning not exceeding 20 per cent.).

Where Roche chooses not to exercise its right to develop a product, then all further rights to develop and commercialise that product will remain with Antisoma. Antisoma intends, for example, to pursue the development of AS1405 (Angiomab), which does not form part of the Roche Agreements. Where Roche chooses not to exercise its right to continue to develop a product, then all further rights to develop and commercialise that product, by itself or with a new partner, will revert to Antisoma.

Intellectual Property

Antisoma's success is dependent to a significant degree on its proprietary technology. The Company relies on a combination of patents and/or licences of patents, exclusive access to cell lines, exclusive rights to market products, regulatory protections and contractual restrictions to protect the commercial potential of its intellectual property. In the United States Antisoma owns or has a licence in respect of 11 issued patents and 11 pending patent applications. From the European Patent Office Antisoma owns or has a licence in respect of 11 issued patents and 6 pending applications.

Rights in respect of Antisoma's product candidates:

R1549 (^{90}Y-muHMFG1)

Antisoma's rights in respect of the murine HMFG1 antibody (which forms the basis of R1549) are protected through the Company's exclusive access to the cell line from which murine HMFG1 is produced. The HMFG1 antibody is produced from a mouse hybridoma cell line developed and owned by the ICRT (now CRT). Although there is no patent protection on the murine HMFG1 antibody, Antisoma has a worldwide exclusive licence to use the HMFG1 antibody for cancer therapy and imaging and has worldwide exclusive rights in relation to the cell line expressing the HMFG1 antibody. For a summary of the material terms of Antisoma's in-licensing agreement in respect of the HMFG1 antibody, see the section on "In-licensing" above. The Directors believe that these rights provide Antisoma with adequate protection in respect of HMFG1.

R1550 (huHMFG1)

CRT holds patents covering humanised HMFG1, for which Antisoma is the exclusive licensee. Humanised HMFG1 is covered by a granted patent in the US (patent number 6204366). There is also a granted European patent (patent number EP 0483961B) and an application is also progressing in the Japanese patent office (application number 3-514961). In addition, patents are granted in Australia, Romania, Bulgaria and Ukraine.

AS1404 (DMXAA)

There are a number of patents covering AS1404 in a variety of jurisdictions. These patents are owned or have been assigned to CRT and are exclusively licensed to Antisoma. Patents on novel xanthenone-4-acetic acids having anti-tumour properties (of which AS1404 is one), methods of preparing the compounds and uses of the compounds as anti-tumour agents are granted in the US (5281620), EPO (EP 0 278 176) and Japan (2672101). There are also patent applications for AS1404 in combination with various commercially available and commonly used chemotherapeutic agents. An application for the use of a combination of AS1404 with either paclitaxel or docetaxil has been allowed in the US (application 09/774,002), and is ongoing in Europe and Japan. Other applications include combinations with other types of chemotherapy and other agents. There is also a PCT application for a dosing schedule for oral DMXAA.

BC1

Antisoma has licensed exclusive rights to the BC1 antibody from the Instituto Nazionale per la Ricerca sul Cancro in Genoa. Antisoma has exclusive rights to the cell line from which BC1 is produced, and to antibodies expressed by the cell line. There is a granted European patent (0 344 134) covering murine forms of the antibody.

Targeted apoptosis

Antisoma's targeted apoptosis programme comprises antibodies linked to enzymes that will, when internalised, induce apoptosis in target cells. The enzymes for which Antisoma currently holds rights are RNase, caspase and DNase.

Antisoma has exclusively licensed from the U.S. National Institutes of Health rights to use RNase in antibody targeted cancer therapy for antibodies targeting MUC1 or CEA. RNase is covered by a number of granted US patents including number 6045793, number 5840840 and number 5955073. Equivalents to number 6045793, which covers antibodies linked to recombinant RNase, are filed in Europe (where the application is under examination), Japan and various other countries through the PCT route.

Antisoma owns a patent application covering immunoconjugates comprising a constitutively active caspase portion. Patents arising from this application have been granted in the UK and Europe (publication number 1 267 940). Equivalents are under examination in the US (number 09/819,266), Japan (2001-570797) and various other countries.

Antisoma owns a patent family directed to DNase fusion proteins. This has resulted in granted patents in Europe (publication number 0 679 094), the US, (5,973,116) and the UK. The application is still under examination in Japan (application number 06-515851). Antisoma also owns a patent application for immunoconjugates comprising a humanised HMFG1 antibody portion and a DNase portion. This application is under examination in the US (number 09/825,012).

Telomerase

In September 2003, Antisoma licensed exclusive rights to a telomerase inhibitor programme from CRT. There are three patent families covering various aspects of this programme in respect of which applications are pending. Applications arising from PCT/GB01/03046 are pending in Europe, the US and Japan and PCT/GB03/00102 was filed in 2003. Both applications cover compounds with potential telomerase inhibitory activity. US application number 101405085 also covers compounds arising from the programme.

Other intellectual property

Antisoma also has relevant intellectual property rights covering other assets in early development or not yet under active development as therapeutic products.

PART 3

TERMS AND CONDITIONS OF THE OPEN OFFER

NOMURA

Nomura International plc
Nomura House
1 St Martin's-le-Grand
London EC1A 4NP

To Qualifying Shareholders and, for information only, to participants in the Antisoma Option Scheme

Dear Sir/Madam

1. Introduction

The Company proposes to raise approximately £15.2 million (approximately £14.0 million net of expenses) by way of the Placing and Open Offer of 38,010,941 New Shares at a price of 40 pence per New Share. Certain Directors have irrevocably undertaken to take up part or all of their entitlements as Qualifying Shareholders pursuant to the Open Offer in respect of 159,790 New Shares in aggregate. Of the 38,010,941 New Shares, 29,839,838 are being conditionally placed at the Issue Price with placees, subject to clawback to satisfy valid applications from Qualifying Shareholders under the Open Offer. Certain Qualifying Shareholders have irrevocably undertaken not to take up a total of 8,171,103 New Shares and these shares will be placed firm with placees under the Placing. Details of these undertakings are set out in paragraph 12 of Part 6.

The Placing and Open Offer have been fully underwritten by Nomura. A summary of the Placing Agreement is set out in paragraph 12 of Part 6 of this document.

This letter, together with the accompanying Application Form, contains the formal terms and conditions of the Open Offer.

2. The Open Offer

Subject to the terms and conditions set out herein and in the enclosed Application Form, Nomura, on behalf of the Company, hereby invites Qualifying Shareholders to apply for New Shares at a price of 40 pence per New Share, free of expenses, payable in full on application, on the basis of:

1 New Share for every 6 Ordinary Shares

held by each Qualifying Shareholder at the close of business on the Record Date and so in proportion for any other number of Ordinary Shares then held. Any fractional entitlements that would otherwise have arisen will be aggregated and included in the Placing, with the proceeds retained for the benefit of the Company. The maximum number of New Shares for which each Qualifying Shareholder may apply is set out in the accompanying Application Form. Qualifying Shareholders may apply for any whole number of New Shares up to their maximum entitlement. No application in excess of the maximum entitlement will be met and any Qualifying Shareholder so applying will be deemed to have applied for his maximum entitlement only. Any monies paid in excess of the amount due in respect of an application will be returned to the applicant (at the applicant's risk) without interest within 14 days. In order to be valid, completed Application Forms, accompanied by full payment, must be received by 3.00 p.m. on 17 December 2003.

Qualifying Shareholders should be aware that the Open Offer is not a rights issue and New Shares not applied for under the Open Offer will not be sold in the market for the benefit of those who do not apply under the Open Offer and that Qualifying Shareholders who do not apply to take up New Shares will have no rights under the Open Offer. Any New Shares not taken up under the Open Offer will be placed under the Placing.

The Existing Ordinary Shares have been admitted to the Official List and to trading on the market for listed securities of the London Stock Exchange. Application has been made for the New Shares to be admitted to the Official List and to trading on the London Stock Exchange's market for listed securities. The New Shares will, when issued and fully paid, rank *pari passu* in all respects with the existing issued Ordinary Shares. Further details of the rights attaching to the Ordinary Shares, including the New Shares, are set out in paragraph 7 of Part 6 of this document.

3. Conditions and Further Terms of the Open Offer

The Open Offer is conditional upon the Placing Agreement becoming unconditional in all respects by 8.00 a.m. 19 December 2003 or such later date as Nomura and the Company may agree (being not later than 9.30 a.m. on 23 January 2004) and not having been terminated in accordance with its terms. The Placing Agreement is conditional upon, *inter alia*, the satisfaction of the following conditions:

(a) the passing of Resolution 1 contained in the notice of EGM set out at the end of this document; and

(b) Admission having become effective on or before 8.00 a.m. on 19 December 2003 (or such later time or date as Nomura may agree being not later than 9.30 a.m. on 23 January 2004).

Further details of the Placing Agreement are set out in paragraph 12 of Part 6 of this document.

Further terms of the Open Offer are set out in this letter and in the Application Form.

4. Procedure for Acceptance and Payment

The enclosed Application Form shows the number of Ordinary Shares held by you at the close of business on the Record Date and also shows the maximum number of New Shares for which you may apply on a *pro rata* basis. You may apply for less than your maximum entitlement should you so wish. The instructions and other terms in the Application Form comprise part of the terms of the Open Offer.

Applications may only be made on the Application Form, which is personal to the Qualifying Shareholder named therein and may not be assigned or transferred or split except in the circumstances described below. The Application Form represents an invitation to apply for New Shares; it is not a document of title and cannot be traded. It is transferable only to satisfy *bona fide* market claims in relation to market purchases pursuant to the rules of the London Stock Exchange prior to the Ordinary Shares being marked "ex" the Open Offer. Applications may be split only to satisfy *bona fide* market claims up to 15 December 2003. A Qualifying Shareholder who has sold or transferred all or part of his holding of Ordinary Shares should consult his broker or other professional adviser as soon as possible as the invitation to acquire New Shares under the Open Offer may be a benefit which may be claimed by the transferee from him pursuant to the rules of the London Stock Exchange. Shareholders who have sold all or part of their registered holdings should complete Box H on the Application Form and immediately send it to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

If you wish to apply for all or some of your entitlement to New Shares you should complete the Application Form in accordance with the instructions thereon and either deliver it by hand, during normal business hours, or send it by post, together with the appropriate remittance to Capita Registrars, Northern House, Woodsome Park, Fenay Bridge, Huddersfield HD8 0LA, so as to arrive no later than 3.00 p.m. on 17 December 2003. Applications will be irrevocable and will not be acknowledged and receipts will not be issued. Nomura may, on the Company's behalf, elect in its absolute discretion to accept cheques received after that date. Nomura may also (on behalf of the Company and in its sole discretion) elect to treat an Application Form as valid and binding on the person(s) by whom or on whose behalf it is lodged even if it is not completed in accordance with the relevant instructions or not accompanied by a power of attorney (where required) or does not strictly comply with the terms and conditions of application.

Nomura, on behalf of the Company, also reserves the right (but shall not be obliged) to accept applications in respect of which remittances are received prior to 3.00 p.m. on 17 December 2003 from an authorised person (as defined in the Financial Services and Markets Act 2000) specifying the New Shares concerned together with undertakings to lodge the relevant Application Form, duly completed, in due course.

Cheques or bankers' drafts should be made payable to "Capita IRG plc A/C Antisoma plc" and crossed "A/C Payee only". All payments must be made for the full amount by cheque or bankers' draft in pounds sterling drawn on a bank or building society in the United Kingdom, Channel Islands or Isle of Man which is either a settlement member of the Cheque and Credit Clearing Company Limited or the CHAPS Clearing Company Limited or which has arranged for its cheques or bankers' drafts to be cleared through the facilities provided by the members of either of those companies and must bear the appropriate sort code in the top right hand corner. No interest will be paid on payments made. An application may not be considered unless these requirements are fulfilled. Once submitted, applications are irrevocable. Cheques and bankers' drafts are liable to be presented for payment upon receipt. Qualifying Shareholders should note that the Application Form contains a warranty (which is a term of

the Open Offer) that cheques will be honoured on first presentation. Any Application Form accompanied by a cheque that has not been so honoured by 3.00 p.m. on 17 December 2003 may, at the absolute discretion of the Company and/or Nomura, be rejected.

The Directors reserve the right to instruct Capita Registrars to seek special clearance of bankers' drafts and cheques to allow the Company to obtain the value of any remittance at the earliest opportunity.

Application monies will be paid into a separate bank account pending the Open Offer becoming unconditional. In the event that it does not become unconditional by 8.00 a.m. on 19 December 2003 or such later time and date, being not later than 9.30 a.m. on 23 January 2004, as the Company and Nomura shall agree, the Open Offer will lapse and application monies will be returned to applicants, without interest, at the address set out on the Application Form, within 14 days thereafter. Any interest earned on such application monies will be retained for the benefit of the Company.

All documents and remittances sent by post by or to an applicant (or as the applicant may direct) will be sent at the applicant's own risk. By completing and delivering an Application Form, you (as the applicant(s)):

(a) agree that all applications, and contracts resulting therefrom, under the Open Offer shall be governed by, and construed in accordance with, English law; and

(b) confirm that in making the application you are not relying on any information or representation other than such as may be contained in this Prospectus and you accordingly agree that no person responsible solely or jointly for this document or any part thereof or involved in the preparation thereof shall have any liability for any such information or representation not contained in this document.

If you do not wish to apply for any of the New Shares, you should not complete and return the Application Form. Shareholders are nevertheless requested to complete and return the enclosed Form of Proxy for use at the EGM to be held at 10.00 a.m. on 18 December 2003.

If you are in any doubt whether or not you should apply for any of the New Shares, you should consult your independent financial adviser immediately. Queries relating to the Open Offer should be referred to Capita Registrars on telephone number: 0870 162 3131. No investment advice will be provided by Capita Registrars.

5. Money Laundering Regulations

To ensure compliance with the Money Laundering Regulations 1993, it is a term of the Placing and the Open Offer that the Company or Capita Registrars may in their absolute discretion require verification of identity from Qualifying Shareholders lodging Application Forms. The verification of identity requirements will normally only apply to applications with a value of €15,000 or greater (approximately £10,410 as at 24 November 2003), or to one of a series of linked applications whose aggregate value exceeds that amount, which are to be settled by way of a third party payment. Failure to provide the necessary evidence of identity within a reasonable period of time following a request for verification of identity and in any event by no later than 3.00 p.m. on 17 December 2003 may result in your application being treated as invalid. The Company, Capita Registrars and Nomura are entitled, in their absolute discretion, to determine whether the verification of identity requirements apply to any acceptor and whether such requirements have been satisfied.

In order to avoid this, payment should be made by means of a cheque drawn by the applicant named in the enclosed Application Form or, where an Application Form has been transferred and/or split to satisfy *bona fide* market claims in relation to transfers of Ordinary Shares through the market prior to 3.00 p.m. on 15 December 2003, by the person named in Box G on the Application Form. If this is not practicable, and you use a cheque drawn by a third party, a building society cheque or a bankers' draft, you should:

(a) write the name and address of the applicant named in the Application Form or, as the case may be, the name of the person named in Box G on the Application Form on the back of the cheque, building society cheque or bankers' draft and record the date of birth of that person;

(b) if a building society cheque or bankers' draft is used, ask the building society or bank to endorse on the cheque or draft the name and account number of the person whose building society or bank account is being debited;

(c) if you are making the application as agent for one or more persons, indicate on the Application Form whether you are a United Kingdom or EU regulated person or institution (e.g. a bank or broker) and specify your status. If you are not a United Kingdom or EU regulated person or institution, you should contact Capita Registrars on telephone number 0870 162 3131 and seek guidance; and

(d) if you deliver the Application Form by hand, bring appropriate photographic evidence of identity, such as a passport or driver's licence.

In any event, if it appears to Capita Registrars that an applicant is acting on behalf of some other person, further verification of the identity of any person on whose behalf the applicant appears to be acting will be required. In relation to any application in respect of which the necessary verification of the identity of the applicant named in the Application Form or, as the case may be, the person named in Box G on the Application Form or the person on whose behalf any such applicant appears to be acting, has not been received on or before 3.00 p.m. on 17 December 2003, the Company will treat the relevant application as invalid and application monies will be returned (without interest and at the applicant's own risk). Neither the Company nor Nomura will be responsible, or have any liability, for loss or damage (whether actual or alleged) arising from the election by the Company to treat the Application Form, in respect of New Shares lodged by the applicant, as invalid or to terminate the contract of allotment as a result of Capita Registrars not having received evidence as to the identity of the applicant and of any person for whom the applicant appears to be acting, reasonably satisfactory to Capita Registrars as set out above, or as a result of the Company or Nomura exercising any of their other discretions in relation to the Placing and Open Offer.

6. Overseas Shareholders and Others

(A) General

The making of the Open Offer to persons who are resident in, or citizens of, or which are corporations, partnerships or other entities created or organised under the laws of countries other than the United Kingdom may be affected by the laws and regulations of the relevant jurisdiction. No person receiving a copy of this document and/or an Application Form in any territory other than the United Kingdom may treat the same as constituting an invitation to him, nor should he in any event use such Application Form unless, in the relevant territory, such an invitation could lawfully be made without compliance with any registration or other legal requirements other than any such requirements which have been fulfilled.

It is the responsibility of any person outside the United Kingdom wishing to apply for New Shares under the Placing and Open Offer to satisfy himself as to the full observance of the laws and any regulatory requirements of the relevant territory in connection therewith, including obtaining any governmental or other consent which may be required and compliance with other necessary formalities and the payment of any issue, transfer or other taxes due in such territory.

(B) United States of America and Canada

The Open Offer is not being made in the United States of America or Canada, ("North America"), and Shareholders who are resident in the North America should note that the New Shares have not been nor will they be registered under the US Securities Act of 1933 (as amended) or under the securities legislation of any state of the United States of America or any province or territory of Canada. Accordingly, the New Shares may not (other than in certain circumstances) be offered, sold, transferred, taken up or delivered directly or indirectly in or into North America or to any resident of North America.

Subject to certain exceptions, no application to subscribe for New Shares may be made under this document or the Application Form in North America. Application Forms have not been sent to Shareholders with registered or mailing addresses in North America.

(C) The Republic of Ireland

Shareholders who are resident in the Republic of Ireland should note that, as a result of regulations in the Republic of Ireland, no offer of New Shares is being made under this document to Shareholders with registered or mailing addresses in the Republic of Ireland. Accordingly, no application to subscribe for New Shares may be made under this document or the Application Form in the Republic of Ireland.

Application Forms have not been sent to Shareholders with registered or mailing addresses in the Republic of Ireland.

(D) Australia

Shareholders who are resident in Australia should note that no prospectus in relation to the New Shares has been lodged with, or registered by, the Australian Securities Commission. Accordingly, the New Shares may not (other than in certain circumstances) be offered, sold, transferred, taken up or delivered in Australia, or to any resident of Australia.

No application to subscribe for New Shares may be made under this document or the Application Form in Australia. Application Forms have not been sent to Shareholders with registered or mailing addresses in Australia.

(E) Japan

Shareholders who are resident in Japan should note that the New Shares have not been nor will they be registered under the Securities and Exchange Law of Japan. Accordingly, the New Shares may not be offered, sold, transferred, taken-up or delivered in Japan and no application to subscribe for New Shares may be made under this document or the Application Form in Japan. Application Forms have not been sent to Shareholders with registered or mailing addresses in Japan.

(F) Representation and Warranty

Application on an Application Form will constitute a representation and warranty that, *inter alia*, the applicant is not a Shareholder with a registered or mailing address in North America, the Republic of Ireland, Australia or Japan, nor is the applicant applying for New Shares for the account of any person, or with a view to re-offering, selling, transferring or delivering such securities in any of those territories or possessions and otherwise that the applicant has fully observed the laws and any regulatory requirements of any relevant jurisdiction.

However, the Company and, on its behalf, Nomura (in their absolute discretion) reserve the right to make the New Shares available to Overseas Shareholders under the Open Offer or to overseas persons under the Placing (notwithstanding any statement contained in this Prospectus) if they are advised to their satisfaction that any such Shareholder or overseas person can properly and lawfully accept the invitation comprised in the Open Offer or participate in the Placing (as the case may be). The Company and Nomura reserve, without limitation, the right to treat an application on an Application Form as invalid if they believe the application may violate applicable legal or regulatory requirements.

7. United Kingdom Taxation

Certain limited information on United Kingdom taxation with regard to the Placing and Open Offer is set out in paragraph 10 of Part 6 of this document. If you are in any doubt as to your tax position, or you are resident or subject to tax in any jurisdiction other than the United Kingdom, you should consult your professional adviser.

8. CREST

Although the Open Offer will be processed outside CREST for the purposes of calculating entitlements on the Record Date, shareholdings held in uncertificated form and certificated form will be treated independently. Qualifying Shareholders who hold their Ordinary Shares in certificated form will be allotted New Shares in certificated form to the extent that their entitlement to New Shares arises as a result of holding Ordinary Shares in certificated form at close of business on the Record Date. Qualifying Shareholders who hold their Ordinary Shares in uncertificated form will be allotted New Shares in uncertificated form to the extent that their entitlement to New Shares arises as a result of holding Ordinary Shares in uncertificated form at close of business on the Record Date. Notwithstanding any other provision of this document, the Company reserves the right to allot and/ or issue any New Shares in certificated form. In normal circumstances, this right is only likely to be exercised in the event of any interruption, failure or breakdown of CREST, or any part of CREST, or on the part of the facilities and/or system, operated by Capita Registrars, in connection with CREST. The right may also be exercised if the correct details in respect of *bona fide* market claims (such as CREST Member Account ID and CREST Participant ID details) are not provided in Box K as requested on the Application Form. Qualifying Shareholders who hold their Ordinary Shares in uncertificated form who are CREST Sponsored Members should refer to their CREST Sponsors regarding the action to be taken in connection with this document and the Open Offer.

9.   Settlement and Dealing

Application has been made to the UKLA for the New Shares to be admitted to the Official List. Application has also been made to the London Stock Exchange for the New Shares to be admitted to trading on its market for listed securities. Subject to the Placing Agreement becoming unconditional in all respects and not having terminated in accordance with its terms, it is expected that dealings in the New Shares will commence on the London Stock Exchange at 8.00 a.m. on 19 December 2003.

Subject to the conditions of the Placing and the Open Offer being satisfied or, if capable of waiver, waived, all New Shares to be issued pursuant to the Open Offer in uncertificated form are expected to be credited to the appropriate CREST stock accounts on 19 December 2003, unless the Company exercises its right to issue such New Shares in certificated form. Subject as aforesaid, definitive certificates in respect of the New Shares to be issued in certificated form are expected to be despatched by first class post, at the risk of the person entitled thereto, and in the case of joint holders to the holder whose name stands first in the register in respect of the joint holding concerned, by 29 December 2003 and, pending such despatch, transfers will be certified against the register. No temporary documents of title will be issued.

Qualifying Shareholders who hold their Ordinary Shares in uncertificated form should note that they will not be sent any confirmation of the credit of the New Shares to their CREST stock accounts nor any other written communication by the Company in respect of the issue of the New Shares.

The Existing Ordinary Shares are already admitted to CREST. Accordingly, no further application for admission to CREST is required for the New Shares if a Qualifying Shareholder's Existing Ordinary Shares are already held in CREST. It is expected that all of the New Shares, when issued and fully paid, may be held and transferred by means of CREST.

10.   Further Information

Your attention is drawn to the further information set out in Parts 1, 2, 4, 5 and 6 of this document and the terms, conditions and other information set out in the Application Form.

Yours faithfully,

Mr Yasushi Ii

Managing Director
for and on behalf of
Nomura International plc

PART 4

RISK FACTORS

1. History of Losses

Antisoma is an early stage biopharmaceutical company with a history of operating losses. These losses have arisen mainly from the costs incurred in research and development of Antisoma products and general administrative costs. For the year ended 30 June 2003, the Antisoma Group's consolidated pre-tax loss was £4.4 million. The Group expects to continue to incur operating losses for a number of years. To date, the Company has generated revenues through licence fees, milestone payments, and development funding from its partners. No assurance can be given that the operations of the Group will become profitable.

2. Fluctuations in Operating Results

Even if the Group can achieve the level of income required, the nature of that income is likely to mean that the Group will continue to experience uneven cash flows. As a result, the Antisoma Directors believe that period-to-period comparisons of financial results are not necessarily meaningful and results of operations in prior periods should not be relied upon as an indication of future performance. Any future deviations in results of operations from the results expected by securities analysts or investors could have a material adverse effect on the market price of the Ordinary Shares.

3. Additional Funding Requirement

The Company anticipates that, regardless of the net proceeds of the Placing and the Open Offer, it has sufficient cash resources to fund its operating losses for at least the next 12 months. If the plans or assumptions of the Antisoma Group change or are inaccurate, the Antisoma Group may need capital sooner than anticipated. The Group might seek to raise any funds it needs through public equity offerings. If, however, the Group obtains funds through a bank credit facility or through the issuance of debt securities or preferred shares, this indebtedness or preferred shares would have rights senior to the rights of holders of Ordinary Shares, and the terms could impose restrictions on its operations. If the Group cannot obtain funds on acceptable terms, or at all, it might not be able to carry out its business strategy as contemplated.

4. Dividends

Antisoma has not paid dividends in the past and the Antisoma Directors do not expect that dividends will be paid in the foreseeable future. The declaration and payment by Antisoma of any dividends in the future and the amount of any future dividends will depend upon Antisoma's results of operations, financial condition, cash requirements, future prospects, profits available for distribution and other factors deemed by the Antisoma Directors and/or the Shareholders to be relevant at the time. Before the Company can pay dividends, it will need to have profits available for distribution determined in accordance with the Act.

5. Attraction and Retention of Key Employees

The loss of key employees could weaken the Group's scientific and management capabilities, resulting in delays in the development of its drugs and impacting negatively on the Group's business. Antisoma is significantly dependent on certain scientific and management personnel. Although the Group has entered into employment or consultancy arrangements with each of the Group's key personnel with the aim of securing their services, the retention of such services cannot be guaranteed.

In addition, if the Company successfully expands its portfolio of product candidates in furtherance of its strategic plan, the recruitment and retention of additional qualified personnel to perform future development work will be critical to the Company's success.

6.   Growth Management and Development

If the Group is to meet its strategic goals it is likely to experience rapid growth. To manage this growth, the Group is likely to have to expand its management and financial controls, which may put its management and operational resources under strain. The Group's failure to meet any growth or development challenges could have a material adverse effect on its results of operations.

7.   Development of the Group's Drug Candidates

Because development of drug candidates is a lengthy and complex process, no assurance can be made that the Group will be able to bring any of the drug candidates it is developing to market. Any drug candidate which the Group wishes to offer commercially to the public must be put through extensive research, development and pre-clinical and clinical testing, which will be costly to the Group. In addition, the Group or its partners will need to obtain regulatory approvals to conduct clinical trials and manufacture drugs before they can be marketed. Results of pre-clinical studies are not necessarily indicative of results that may be obtained in clinical trials and results in early clinical trials may be different from those obtained in long-term testing or in general use (for example, the Company cannot guarantee that the results from the Phase III trial of R1549 in ovarian cancer will be successful). Adverse or inconclusive results from pre-clinical testing or clinical trials may substantially delay, or halt entirely, the development of products, as was the case with AS1403 (TheraFab; as announced on 22 August 2003). The Group may fail to successfully develop a drug candidate for many reasons, including:

* the failure of the drug in pre-clinical studies;

* manufacturing problems;

* the inability of clinical trials to demonstrate that the drug is safe and effective in humans; or

* the failure to obtain required regulatory approvals.

8.   Product Candidates at an Early Stage of Development

Many of the Group's product candidates are at a relatively early stage of development. The Group may find that product candidates that appeared promising in pre-clinical trials and early clinical trials do not demonstrate safety or efficacy on a larger scale in advanced clinical trials or do not receive the requisite regulatory approval. Adverse or inconclusive results from pre-clinical trials or clinical trials may delay, or halt entirely, the development of product candidates. Regulatory authorities may require the Group to conduct additional clinical trials prior to, or after, regulatory approval is granted. For this reason, a product development programme may have to be curtailed, redirected or terminated at any time. While the Group makes every attempt to estimate accurately the timing of future pre-clinical trials and clinical trials of its product candidates, delays could result from the imposition of more strict trial standards by regulators, unanticipated, adverse or ambiguous outcomes of trials, the demonstration of undesirable or unintended side effects, an inability to manufacture or acquire sufficient amounts of the product candidate, delays in recruiting patients into studies, regulatory delays and disclosure of results of other clinical trials of similar product candidates by competitors and, in certain cases, academic institutions. There can be no assurance that the Group's pre-clinical trials and clinical trials will start or be completed on their estimated target dates, if at all. If the Group or those to which it out-licenses its product candidates encounter delays at any stage of development of those product candidates and fail to successfully address such delays, there may be a material adverse effect on the Group's business, financial condition and results of operations. There can be no assurance that any of the Group's product candidates will be successfully developed, prove to be safe and effective in clinical trials, meet applicable regulatory standards for marketing approval and be manufactured in sufficient quantities at acceptable expense or be marketed successfully and profitably.

9.   Commercial Success of the Group's Drug Candidates

The drugs that the Group brings to market may not be commercially successful. The success of any drug candidate which the Group develops will depend on whether:

* the Group produces the drug at a reasonable price;

* doctors prescribe the drug;

* patients accept the drug; or

* the drug is more effective than alternative programmes of treatment.

10. Ability to Compete

The Group's competitors in the biotechnology and pharmaceutical industries may have superior research capability, drugs, manufacturing capability or marketing expertise. The Group's business faces intense competition from major pharmaceutical companies and specialised biotechnology companies engaged in the development of drugs directed at the conditions and disorders that are the focus of the Group's drug programmes. Many of the Group's competitors have significantly greater financial and human resources and may have more experience in research and development. As a result the Group's competitors may develop safer or more effective drugs, implement more effective sales and marketing programmes or be able to establish superior proprietary positions. In addition, the Group anticipates that it will face increased competition in the future as new companies enter the Group's markets and alternative drugs and technologies become available.

The Group's products under development are expected to address a broad range of markets. The Group's competition will be determined in part by the potential indications for which the Group's products are developed and ultimately approved by regulatory authorities. In addition, the first pharmaceutical product to reach the market in a therapeutic or preventive area may be at a significant competitive advantage relative to late entrants to the market. Accordingly, the relative speed with which the Group or its collaborative partners can develop products, complete the clinical trials and approval processes and supply commercial quantities of the products to the market, are expected to be important competitive factors.

11. Technological Changes

The biotechnology and pharmaceutical industries are subject to rapid technological change which could affect the success of the Group's drugs or make them obsolete. The field of biotechnology is characterised by significant and rapid technological change. Research and discoveries by others may result in medical insights or breakthroughs which render the Group's drug candidates less competitive or even obsolete before they generate revenue.

12. Third-party Reimbursement and Government Actions

The Group may be adversely affected by third-party reimbursement and healthcare cost containment initiatives. A significant portion of the Group's future revenue is likely to depend on payments by third-party payers, including government health administration authorities and private health insurers. The Group may not be able to sell its drugs profitably if reimbursement from these sources is unavailable or limited. Third-party payers are increasingly attempting to contain healthcare costs through measures that are likely to impact the drugs the Group is developing, including challenging the prices charged for healthcare products, by limiting both coverage and the amount of reimbursement for new therapeutic products, and by denying or limiting coverage for drugs that are approved by the regulatory agencies but are considered experimental by third-party payers; and refusing to provide coverage when an approved drug is used in a way that has not received regulatory marketing approval.

All governments reserve the right to amend their policies in relation to the full, partial or non-reimbursement of the price of pharmaceutical products. These policies are subject to change at any time in any country and can impact profoundly on the pharmaceutical industry in whole or in part. As with all other pharmaceutical groups, the Group has no immunity from governmental actions.

13. Protection of the Group's Intellectual Property

If the Group fails to obtain adequate protection for its intellectual property, the Group's competitors may be able to take advantage of the Group's research and development efforts. The Group's success will depend, in large part, on its ability to obtain and maintain patent or other proprietary protection for its technologies in general and, in particular, drugs and processes. The Group may not be able to obtain patent protection for the composition of matter of discovered compounds, processes developed by its employees or medical uses of compounds discovered through its technology. Legal standards relating to patents covering pharmaceutical or biotechnological inventions and the scope of claims made under these patents are still developing. There is no consistent policy regarding the breadth of claims allowed in biotechnology patents. The Group's patent position is therefore highly uncertain and involves complex legal and factual issues.

28

14. Costs of Protecting the Group's Intellectual Property

The Group may incur substantial costs as a result of disputed intellectual property. The Group may have to initiate litigation to enforce its patent and licence rights. If the Group's competitors file patent applications that claim technology also claimed by the Group, the Group may have to participate in interference or opposition proceedings to determine the priority of invention. An adverse outcome could subject the Group to significant liabilities and require the Group either to cease using a technology or to pay licence fees.

The Group could incur substantial costs in any litigation or other proceeding relating to patent rights, even if it is resolved in the Group's favour. Some of the Group's competitors may be able to sustain the costs of complex litigation more effectively or for a longer time than the Group can because of their substantially greater resources. In addition, uncertainties relating to any patent, pending patent or intellectual property litigation could have material adverse effect on the Group's ability to bring a drug candidate to market, enter into collaborations in respect of the disputed or other drug candidates, or raise additional funds.

15. Dependence on Certain Collaborators and Contractors

The Group's success is dependent on its collaborators and contractors. The Group's collaborators have substantial responsibility for some of the development and commercialisation of the Group's drug candidates. Certain of the Group's collaborators also have significant discretion over the resources they devote to these efforts. The Group's success, therefore, will depend on the ability and efforts of these outside parties in performing their responsibilities. The Group cannot guarantee that these collaborators will devote sufficient resources to collaborations with the Group or that the Group's drug candidates can be developed and commercialised without these collaborators.

Currently, Antisoma's most important collaborator is Roche. If the relationship with Roche is adversely affected, the Group's operations may be adversely impacted. In addition, the Group will be unable to provide all of its development, manufacturing, marketing or sales needs and so the Group will depend on contractors providing such services and upon the effort and skill of the companies providing those services.

The Group cannot guarantee that:

- existing collaborative arrangements or licence agreements will be able to be maintained;

- any new collaborative arrangements or licence agreements will be on favourable terms; or

- any collaborative arrangement or licence agreements will prove successful.

If the Group is unable to continue with any of the existing collaborations and, following negotiations with the relevant partners, terminates a collaboration, no assurance can be given that this will not have a negative impact on the reputation of the Group or its ability to secure additional collaborations in the future.

16. Integration of Future Acquisitions

There have been a number of mergers and acquisitions in the European biotechnology sector. The Group's competitors may also pursue business combinations and bid for companies that the Group views as potential partners in a business combination. As a result, the Group may be unable to locate or enter into business combinations with partners that are the most suitable to its product platform and business strategy, which would limit the synergies created by a business combination. There can be no guarantee that the Group will be able to successfully integrate any businesses or assets that it may acquire in future transactions. Part of the Group's business strategy is to acquire businesses and assets specialising in pharmaceutical research and development. At this time Antisoma is not a party to any definitive agreement for the acquisition of any material business or assets and no guarantee can be given that definitive agreements may be reached with any person, or that if definitive agreements are executed that such agreements will be consummated.

17. Potential Volatility of Share Price

Ordinary Shares may fluctuate in value substantially. The market price for Existing Ordinary Shares and the securities of other emerging biotechnology companies have been volatile. Factors that could significantly impact the market price of Ordinary Shares in the future include:

29

- announcements concerning research activities, technological innovations, clinical trials or financial results by the Group or its competitors. For example either positive or negative results from the R1549 Phase III trial in ovarian cancer (expected to be available during the first half of 2004) could have a significant impact on the market price of Ordinary Shares;

- termination of collaborations by the Group or its partners;

- governmental regulatory initiatives;

- US Food and Drug Administration (FDA), United Kingdom Medicines and Healthcare Products Regulatory Agency (MHRA) or European Medicines Evaluation Agency approving or denying new drug applications;

- patent or proprietary rights developments;

- public concern as to the safety or ethical implications of biotechnology products; and

- general and specific market conditions.

18. Government Regulation

The international pharmaceutical industry is highly regulated by numerous governmental authorities in the UK, Europe and the US, and by regulatory agencies in other countries where the Group intends to test or market products it may develop. National regulatory authorities administer a wide range of laws and regulations governing the testing, approval, manufacturing, labelling and marketing of drugs and also review the quality, safety and effectiveness of pharmaceutical products. These regulatory requirements are a major factor in determining whether a substance can be developed into a marketable product and the amount of time and expense associated with such development.

Government regulation imposes significant costs and restrictions on the development of pharmaceutical products for human use, including those the Group is developing. The development, clinical evaluation, manufacture and marketing of the Group's products and on-going research and development activities are subject to regulation by governments and regulatory agencies in all territories within which the Group intends to manufacture and market its products (whether themselves or through a partner). No assurance can be given that any of the Group's products will successfully complete the clinical trial process or that regulatory approvals to manufacture and market these products will ultimately be obtained.

The time taken to obtain regulatory approval varies between territories and no assurance can be given that any of the Group's products will be approved in any territory within the timescale envisaged, or at all. This may result in a delay, or make impossible, the commercialisation of its products.

Furthermore, each regulatory authority may impose its own requirements (for instance, by restricting the product's indicated uses) and may refuse to grant, or may require additional data before granting, an approval, even though the relevant product candidate may have been approved by another country's authority.

If regulatory approval is obtained, the product and its manufacture will be subject to continual review and this approval may be withdrawn or restricted. Changes in applicable legislation or regulatory policies, or discovery of problems with the product, or its production process, site or manufacturer, may result in the imposition of restrictions on the product, its sale, manufacture or use, including withdrawal of the product from the market, or may otherwise have an adverse effect on the Group's business.

19. Insurance

The Group's business exposes it to potential product liability, and professional indemnity and other risks which are inherent in the research and development, pre-clinical studies, clinical trials, manufacturing, marketing and use of pharmaceutical products. No assurance can be made that product liability, clinical trials or any future necessary insurance cover will be available to the Group at an acceptable cost, if at all, or that, if there is any claim, the level of the insurance the Group carries now or in the future will be adequate or that a product liability, professional indemnity or other claim would not materially and adversely affect the Group's business. In addition, it may be necessary for the Group to secure certain levels of insurance as a condition to the conduct of clinical trials. In the event of any claim, the Group's insurance coverage may not be adequate.

20. Competition Regulation

The Group's activities are subject to several competition law regimes such as those of the European Union, the US and the UK. Article 81(1) of the EC Treaty prohibits agreements between undertakings which have as their object, or effect, the restriction, prevention or distortion of competition within the European Union and which may affect trade between member states. The UK has a similar system of competition law.

Agreements restricting competition within the meaning of Article 81(1) may be void in whole or in part. The European Commission may impose fines of up to 10 per cent. of the respective worldwide turnover in the preceding business year on parties entering into such agreements. Persons who have suffered loss by reason of the anti-competitive restrictions may claim damages against those parties. Agreements satisfying certain criteria are automatically exempt from the application of Article 81(1) by virtue of the fact that they do not have an appreciable effect on competition or fall within a block exemption. Parties to an agreement not covered by a block exemption may presently apply to the European Commission for an individual exemption under Article 81(3). In practice, a similar (but less legally secure) result to an individual exemption can presently be achieved by obtaining a non-binding "comfort letter" from the European Commission.

From 1 May 2004 a new EU regulation will come into force abolishing the current system of notifications ("modernisation"). After this date, individual exemptions and comfort letters will not be available from the European Commission. Under modernisation, Article 81(3) will be directly enforceable by the European Commission, European Community Courts and the national courts and national competition authorities of each EU Member State. This means that from the date of modernisation, the Group will have to determine for itself if agreements to which it is a party infringe Article 81(1) and if so whether the criteria for an exemption under Article 81(3) are met.

Certain agreements that Antisoma has, or a member of the Antisoma Group has, entered into or the Group may enter into, for example with collaborators, contain provisions which might be said to be restrictive of competition under Article 81(1). In particular, certain licence agreements that a member of the Antisoma Group have entered into, or the Group may enter into, involving the grant of exclusive licences of patents, patent applications, other intellectual property rights and know-how covering the EU territory may be deemed restrictive. The relevant company will determine on an agreement-by-agreement basis whether the effect of any agreement is not appreciable or a block exemption from the application of Article 81(1) applies to any agreement and, if not, whether to apply to the European Commission for an individual exemption from the application of Article 81(1). If a block exemption is not applicable and the relevant company does not apply for, or is unsuccessful in obtaining, an individual exemption from the European Commission, provisions of any agreement that restrict competition under Article 81(1), including those relating to the exclusivity rights, may be unenforceable, which could have a material adverse effect on that company. The relevant company could also potentially be subject to fines and/or claims for damages in relation to any anti-competitive arrangements which it enters into.

The Group's activities are also subject to the EC rules on State aid. Article 87(1) of the EC Treaty provides that any aid granted by a Member State or through State resources which distorts or threatens to distort competition by favouring certain undertakings or the production of certain goods and which affects trade between Member States may be prohibited as being incompatible with the common market. Articles 87(2) and 87(3) provide a list of exhaustive categories of aid compatible with the common market. The European Commission must be informed of any plans to grant aid or alter aid and, if it finds that a State aid has been granted or altered without prior notification, it is entitled to require the Member State in question to suspend the aid pending the outcome of its decision. If the European Commission finds that the aid is incompatible with the common market, it will generally require repayment of the aid with interest.

Certain arrangements that a member of the Antisoma Group has entered into or the Group may enter into, for example with Governmental collaborators, may involve benefits which might be said to be State aid under Article 87(1). The relevant company will assess on a case-by-case basis whether the effect of any arrangement is to grant or alter aid which should be notified to the European Commission. Any such arrangements which are not notified and subsequently found to be incompatible with the common market could potentially have to be repaid.

31

21. Use of Hazardous Materials

The Group will be subject to environmental and safety laws and regulations, including those governing the use of potentially hazardous materials. The design, development, testing and transportation of products based on the Group's technology involve the use of hazardous materials. Although the Group believes that its procedures for handling and disposing of such materials comply with the standards prescribed by the applicable laws and regulations, the risk of accidental contamination or injury from these materials cannot be eliminated. In the event of an accident, the Group may incur unforeseen liabilities.

22. General Litigation

The Group in carrying out its activities will potentially face contractual and statutory claims, or other types of claim. In addition, the Group is exposed to potential product liability risks that are inherent in the research and development, pre-clinical study, clinical trials, manufacturing, marketing and use of drug products. Consumers, healthcare producers or persons selling products based on the Group's technology may be able to bring claims against the Group based on the use of such products in clinical trials and the sale of products based on the Group's technology.

23. The Group May Be Affected by Special Interest Groups and Adverse Public Opinion

Government bodies and regulatory agencies require that potential pharmaceutical products are subject to pre-clinical studies, including animal testing, prior to conducting human trials. Antisoma places contracts for such work either itself or through its collaborators. Such work can be subject to adverse public opinion and has attracted the attention of special interest groups, including those of animal rights activists. Such special interest groups have not had a significant impact on Antisoma's operations to date. There can, however, be no assurance that such groups will not, in the future, have a significant impact on the Group's activities or those of its licensees or collaborators, or that any such public opinion would not adversely affect the Group's operations.

PART 5

FINANCIAL INFORMATION

The following financial information has been extracted, without material adjustment, from the audited consolidated financial statements of Antisoma for the three years ended 30 June 2003, 30 June 2002 and 30 June 2001.

The financial information does not constitute statutory accounts within the meaning of section 240 of the Companies Act. Copies of the statutory accounts for each of the two years ended June 2002, which have been audited by PricewaterhouseCoopers, Abacus House, Castle Park, Cambridge CB3 0AN, and a copy of the statutory accounts for the year ended 30 June 2003, which has been audited by PricewaterhouseCoopers LLP of the same address, have been delivered to the Registrar of Companies in England and Wales. The reports of the auditors were unqualified and did not contain any statements required under sub-section 237(2) or sub-section 237(3) of the Companies Act.

Consolidated profit and loss account

		For the year ended 30 June		
		2003	2002	2001
	Notes	£'000	£'000	£'000
Revenue	2	11,837	2,176	3,321
Operating expenses	3	(17,212)	(15,738)	(12,621)
Operating loss		(5,375)	(13,562)	(9,300)
Interest receivable		978	382	666
Interest payable and similar charges	6	—	(11)	(23)
Loss on ordinary activities before taxation	7	(4,397)	(13,191)	(8,657)
Taxation on ordinary activities	8	1,098	—	—
Loss on ordinary activities after taxation and retained loss for the year	19	(3,299)	(13,191)	(8,657)
Loss per 1p share				
Basic and diluted	9	1.5p	10.8p	9.3p*

* Loss per share figures for 2001 have been restated to take account of the bonus element of the Rights Issue. The bonus arises because the rights were issued at a discount to market price.

All activities relate to continuing operations. There are no recognised gains and losses, other than those included in the results above, and accordingly no separate statement of total recognised gains and losses has been presented.

Financial information relating to Antisoma plc
Consolidated balance sheet

	Notes	As at 30 June 2003 £'000	2002 £'000	2001 £'000
Fixed assets				
Tangible assets	11	263	230	372
Current assets				
Debtors:				
Amounts falling due within one year	12	3,529	898	1,880
Amounts falling due after more than one year	12	–	–	13
		3,529	898	1,893
Short-term deposits	15	31,854	17,959	8,210
Cash at bank and in hand	15	2,141	920	876
		37,524	19,777	10,979
Creditors: amounts falling due within one year	13	(13,013)	(4,866)	(5,006)
Net current assets		24,511	14,911	5,973
Total assets less current liabilities		24,774	15,141	6,345
Creditors: amounts falling due after more than one year	14	(8,715)	–	–
Provisions for liabilities and charges	16	(70)	–	(101)
Net assets		15,989	15,141	6,244
Capital and reserves				
Called up share capital	17	6,613	6,405	5,208
Share premium account	19	55,952	52,013	31,122
Other reserves	19	4,300	4,300	4,300
Profit and loss account	19	(50,876)	(47,577)	(34,386)
Total shareholders' funds	20	15,989	15,141	6,244
Shareholders' funds analysed as:				
Equity shareholders' funds		11,657	10,809	1,912
Non-equity shareholders' funds		4,332	4,332	4,332
		15,989	15,141	6,244

Financial information relating to Antisoma plc
Consolidated cash flow statement

| | Notes | For the year ended 30 June | | |
		2003 £'000	2002 £'000	2001 £'000
Net cash inflow/(outflow) from operating activities	23	9,185	(11,837)	(6,962)
Returns on investments and servicing of finance				
Interest received		897	363	565
Interest paid and similar charges		—	(11)	(23)
Net cash inflow from returns on investments and servicing of finance		897	352	542
Net cash inflow from taxation		1,098	—	—
Capital expenditure and financial investment				
Purchase of tangible fixed assets		(212)	(52)	(162)
Sale of tangible fixed assets		1	7	1
Purchase of intangible fixed assets		—	(397)	(44)
Net cash outflow for capital expenditure and financial investment		(211)	(442)	(205)
Net cash inflow/(outflow) before management of liquid resources and financing		10,969	(11,927)	(6,625)
Management of liquid resources				
Purchase of current asset investments	24	(13,895)	(9,749)	(3,960)
Financing				
Issue of shares		4,147	23,704	11,583
Expenses paid in connection with share issues		—	(1,965)	(218)
Repayment of principal under finance leases		—	(19)	(77)
		4,147	21,720	11,288
Increase in cash	24	1,221	44	703

NOTES TO THE FINANCIAL INFORMATION

1. Principal Accounting Policies

Basis of accounting

The financial information has been prepared in accordance with applicable Accounting Standards in the United Kingdom. A summary of the more important accounting policies, which have been reviewed by the Board of Directors in accordance with Financial Reporting Standard ('FRS') 18, 'Accounting policies' and have been applied consistently, is set out below.

The financial information is prepared in accordance with the historical cost convention.

Basis of consolidation

The consolidated profit and loss account includes the financial statements of the Company and its subsidiary undertakings. The financial statements of Antisoma Research Limited have been consolidated using the principles of merger accounting.

The results of all other subsidiaries are included in the consolidated profit and loss account from the date that they are acquired. On acquisition, all of the subsidiaries' assets and liabilities that exist at the date of acquisition are recorded at their fair values reflecting their condition at that date.

Intra-group transactions, profits and balances are eliminated in full on consolidation.

Goodwill

Goodwill arising on consolidation represents the excess of the fair value of the consideration given over the fair value of the identifiable net assets acquired.

The Group has applied the transitional arrangements available under FRS 10 'Goodwill and intangible assets'. Goodwill arising on the acquisition of subsidiaries and associates acquired prior to the adoption of FRS 10 was written off immediately against reserves as detailed in note 19, and has not been re-instated. This goodwill was eliminated as a matter of accounting policy and will be charged in the profit and loss account on any disposal of the related business.

Intangible fixed assets

Intangible fixed assets other than goodwill, which comprise licences and rights, are stated at cost less a provision for amortisation. Amortisation is calculated to write off the cost of intangible assets in equal annual instalments over the lower of their legal and estimated useful lives but no longer than 20 years. The carrying values of intangible assets are subject to review when appropriate and any impairment is charged to the profit and loss account. Where a product is in a relatively early stage of development the full cost of the licences or rights purchased are written off in the year of purchase.

Tangible fixed assets

The cost of tangible fixed assets is their purchase cost, together with any incidental costs of acquisition.

Depreciation is provided to write off the cost or valuation, less estimated residual values, of all fixed assets, over their expected useful lives. It is calculated at the following rates:

Office equipment	15% per annum
Computers – office and laboratory	33% per annum
Laboratory equipment – owned	20% per annum
Laboratory equipment – leased	20% per annum

Short-term deposits

Bank deposits, which are not repayable on demand, are treated as short-term deposits in accordance with FRS 1 'Cash flow statements'. Movements in such deposits are included under "Management of liquid resources" in the Group's cash flow statement.

Deferred taxation

Provision is made for deferred taxation in accordance with FRS 19 'Deferred tax' on all material timing differences. Deferred tax assets are recognised to the extent that they are regarded as recoverable. Deferred tax assets and liabilities are not discounted.

Finance and operating leases

Costs in respect of operating leases are charged on a straight line basis over the lease term. Leasing agreements, which transfer to the Group substantially all the benefits and risks of ownership of an asset are treated as if the asset had been purchased outright. The assets are included in fixed assets and the capital element of the leasing commitments is shown as obligations under finance leases. The lease rentals are treated as consisting of capital and interest elements. The capital element is applied to reduce the outstanding obligations and the interest element is charged against profit in proportion to the reducing capital element outstanding. The Group ensures that such leases include an option to purchase the asset at the end of the lease term and so assets held under finance leases are depreciated over the useful lives of equivalent owned assets.

Revenue

Revenue, which excludes value added tax, represents the invoiced value of goods and services supplied.

Amounts received or receivable under research and development contracts and collaborative research agreements are recognised as revenue when earned. Amounts received or receivable in respect of milestone payments are recognised as revenue when the specific conditions stipulated in the licence agreements have been satisfied or are recognised over the period to completion of the relevant phase of development. Amounts receivable as option fees to access the Group's intellectual property are spread over the option period.

Amounts received under development agreements represent contributions to the Group's development programmes and are recognised as revenue in the period over which the related costs are incurred. All costs relating to these development programmes are recorded as research and development expenditure. As revenue represents contributions towards costs incurred, no amounts have been allocated to cost of sales.

Research and development expenditure

Research and development expenditure is written off to the profit and loss account as it is incurred.

Financial instruments

Forward exchange contracts are revalued to balance sheet rates with net unrealised gains and losses being shown as part of debtors or creditors. The premium or discount on these contracts (that is, the difference between spot and forward rate) is recognised as part of interest payable or receivable over the term of the contract, if material.

Foreign currency

Transactions denominated in foreign currencies have been translated into sterling at actual rates of exchange ruling on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies have been translated at rates ruling at the balance sheet date. Exchange differences have been included in operating loss.

Pension costs

Retirement benefits to employees and directors are provided by defined contribution pension schemes. The assets of these schemes are held separately from those of the Group in independently administered funds. Contributions made by the Group are charged to the profit and loss account in the year in which they become payable.

Employee share schemes

In accordance with the provisions of UITF Abstract 25, 'National Insurance contributions on share option gains', the Group makes charges to the Profit and Loss account for the potential employer's national insurance liability on options granted, spread over the vesting period of those options.

2. Segmental information

The Directors are of the opinion that the Group has only one class of business.

The geographical analysis of revenue by destination is as follows:

	2003 £'000	2002 £'000	2001 £'000
United States of America	1,232	2,176	3,321
Europe	10,605	–	–
Total revenue	11,837	2,176	3,321

All revenue and losses before taxation originated in the United Kingdom.

3. Operating expenses

	2003 £'000	2002 £'000	2001 £'000
Administrative expenses	4,179	3,837	3,408
Research and development	13,033	11,901	9,213
Total operating expenses	17,212	15,738	12,621

4. Directors' emoluments

Directors' emoluments receivable by directors of Antisoma plc from Antisoma Group companies are as follows:

	2003 £'000	2002 £'000	2001 £'000
Aggregate emoluments:			
Emoluments and benefits	681	483	666
Compensation for loss of office	–	–	185
Pension contributions	37	32	32
Sums paid to third parties for directors' services	31	67	75
Highest paid director:			
Emoluments and benefits	369	263	345
Pension contributions	22	20	17

The two Executive Directors (2002: two; 2001: two) have retirement benefits accruing to them from money purchase schemes, in respect of qualifying services.

Details of compensation paid to directors and directors' interests are set out below:

Directors' remuneration for the year ended 30 June 2003

	Salary and fees £'000	Bonuses £'000	Monetary value of benefits £'000	2003 Total excluding pensions £'000	2003 Pensions £'000
Glyn O. Edwards	256	100	13	369	22
Raymond J. Spencer	144	45	13	202	15
Barry J. Price	39	—	—	39	—
Grahame Cook	28	—	—	28	—
James D. Coombes[1]	31	—	—	31	—
Michael G. Pappas	21	—	—	21	—
Ann V. Hacker[2]	22	—	—	22	—
	541	145	26	712	37

(1) The above table includes amounts payable to third parties of £31,000 in respect of making available the services of James Coombes.

(2) Ann Hacker was appointed to the Board on 2 July 2002.

Directors' remuneration for the year ended 30 June 2002

	Salary and fees £'000	Bonuses £'000	Monetary value of benefits £'000	2002 Total excluding pensions £'000	2002 Pensions £'000
Glyn O. Edwards	250	—	13	263	20
Raymond J. Spencer	137	11	13	161	12
Barry J. Price	38	—	—	38	—
Grahame Cook[1]	27	—	—	27	—
James D. Coombes[1]	30	—	—	30	—
Michael G. Pappas	21	—	—	21	—
John K. Wall[1][2]	10	—	—	10	—
	513	11	26	550	32

(1) The above table includes an amount of £67,000 payable to third parties in respect of making available the services of James Coombes, John Wall and Grahame Cook.

(2) John Wall resigned from the Board on 14 December 2001.

Directors' remuneration for the year ended 30 June 2001

	Salary and fees £'000	Bonuses £'000	Monetary value of benefits £'000	Compensation for loss of office £'000	2001 Total excluding pensions £'000	2001 Pensions £'000
Glyn O. Edwards	212	120	13	—	345	17
Agamemnon A. Epenetos[2]	64	—	8	185	257	5
Raymond J. Spencer	124	56	13	—	193	10
Barry J. Price	36	—	—	—	36	—
Grahame Cook[1]	26	—	—	—	26	—
James D. Coombes[1]	29	—	—	—	29	—
Michael G. Pappas	20	—	—	—	20	—
John K. Wall[1]	20	—	—	—	20	—
	531	176	34	185	926	32

(1) The above table includes an amount of £75,000 payable to third parties in respect of making available the services of James Coombes, John Wall and Grahame Cook.

(2) Agamemnon Epenetos resigned from the Board on 6 February 2001.

Interests in share options 2003

Details of options held by directors are set out below:

The Company (ordinary shares of 1p each)

Note on Performance Conditions		At 30 June 2002	Adjustments in the year*	Granted in the year	At 30 June 2003	Exercise price per share	Date from which exercisable	Expiry date
Glyn O. Edwards	(i)	600,000	48,321	—	648,321	Note 18i	Note 18i	15.03.05
	(i)	450,000	36,241	—	486,241	74p	17.12.98	15.12.08
	(vi)	400,000	32,214	—	432,214	42.6p	Note 18ii	09.07.09
	(iii)	157,709	12,701	—	170,410	£1.009	Note 18iv	08.06.10
	(iii)	81,168	6,536	—	87,704	£1.425	Note 18iv	18.09.10
	(iii)	54,585	4,396	—	58,981	£2.119	Note 18iv	12.02.11
	(iii)	267,766	21,565	—	289,331	37.5p	Note 18iv	16.09.11
	(iv)	855,827	—	—	855,827	20.7p	Note 18iv	15.04.12
	(iv)	—	—	1,452,074	1,452,074	12.34p	Note 18iv	22.09.12
	(iv)	—	—	425,006	425,006	26.34p	Note 18iv	19.02.13
		2,867,055	161,974	1,877,080	4,906,109			
Raymond J. Spencer	(i)	200,000	16,107	—	216,107	74p	17.12.98	15.12.08
	(i)	120,000	9,664	—	129,664	74p	Note 18ii	15.12.08
	(vi)	200,000	16,107	—	216,107	42.6p	Note 18ii	09.07.09
	(iii)	81,107	6,532	—	87,639	£1.009	Note 18iv	08.06.10
	(iii)	38,961	3,137	—	42,098	£1.425	Note 18iv	18.09.10
	(iii)	26,200	2,109	—	28,309	£2.119	Note 18iv	12.02.11
	(iii)	115,675	9,316	—	124,991	37.5p	Note 18iv	16.09.11
	(iv)	388,887	—	—	388,887	20.7p	Note 18iv	15.04.12
	(iv)	—	—	659,822	659,822	12.34p	Note 18iv	22.09.12
	(iv)	—	—	193,123	193,123	26.34p	Note 18iv	19.02.13
		1,170,830	62,972	852,945	2,086,747			
Barry J. Price	(ii)	50,000	4,026	—	54,026	74p	16.12.98	15.12.03
	(v)	100,000	8,053	—	108,053	74p	17.12.98	15.12.03
		150,000	12,079	—	162,079			

Notes on Performance Conditions:

(i) These options were granted prior to the Company's flotation, and exercise of these options is conditional upon the Company's issued ordinary shares being listed or quoted on the London Stock Exchange, the Alternative Investment Market, NASDAQ or EASDAQ or upon a change of control of the Company.

(ii) No performance conditions attached.

(iii) The Company's share price should have risen by at least 52% on or after the third anniversary of the date of grant.

(iv) The Company's share price should have risen by at least 52% on the third anniversary of the date of grant or, failing that, by an additional 15% per annum on or before the fifth anniversary of the date of grant as set out above.

(v) These options were granted prior to the Company's flotation and exercise of these options was conditional upon the Company's issued ordinary shares becoming admitted or quoted on the London Stock Exchange, NASDAQ or EASDAQ. This condition has been satisfied.

(vi) Conditional upon securing a commercial agreement in respect of the Group's lead product. This condition was satisfied in October 1999.

* As a consequence of the Rights Issue completed in April 2002 all options granted prior to the Rights Issue have been adjusted in accordance with their terms as detailed in note 18 to the financial statements. This adjustment has increased the number of shares held under option by Glyn Edwards, Raymond Spencer and Barry Price by 161,974, 62,972 and 12,079 respectively, with a corresponding decrease in the exercise price of relevant options by approximately 8%.

No other Directors have been granted share options in the shares of the Company or other Group companies. No options were exercised by Directors and no options lapsed during the year ended 30 June 2003. The options were granted at nil cost to the Directors.

The market price of the Company's shares at 30 June 2003 was 44.3 pence on the London Stock Exchange and 42.5 pence on NASDAQ Europe and the range of market prices during the year was between 11.5 pence and 46.3 pence on the London Stock Exchange and between 10.0 pence and 48.0 pence on NASDAQ Europe.

Interests in share options 2002

Details of options held by directors are set out below:

	Number of options					
The Company (ordinary shares of 1p)	At 30 June 2001	Granted in the year	At 30 June 2002	Exercise price per share	Date from which exercisable	Expiry date
Glyn O. Edwards	600,000	—	600,000	Note 18i	Note 18i	15.03.05
	450,000	—	450,000	80p	17.12.98	15.12.08
	400,000	—	400,000	46p	Note 18ii	09.07.09
	157,709	—	157,709	£1.09	Note 18iv	08.06.10
	81,168	—	81,168	£1.54	Note 18iv	18.09.10
	54,585	—	54,585	£2.29	Note 18iv	12.02.11
	—	267,766	267,766	40.5p	Note 18iv	16.09.11
	—	855,827	855,827	20.7p	Note 18iv	15.04.12
	1,743,462	1,123,593	2,867,055			
Raymond J. Spencer	200,000	—	200,000	80p	17.12.98	15.12.08
	120,000	—	120,000	80p	Note 18ii	15.12.08
	200,000	—	200,000	46p	Note 18ii	09.07.09
	81,107	—	81,107	£1.09	Note 18iv	08.06.10
	38,961	—	38,961	£1.54	Note 18iv	18.09.10
	26,200	—	26,200	£2.29	Note 18iv	12.02.11
	—	115,675	115,675	40.5p	Note 18iv	16.09.11
	—	388,887	388,887	20.7p	Note 18iv	15.04.12
	666,268	504,562	1,170,830			
Barry J. Price	50,000	—	50,000	80p	16.12.98	15.12.03
	100,000	—	100,000	80p	17.12.98	15.12.03
	150,000	—	150,000			

No other Directors were granted share options in the shares of the Company or other Group companies during the year ended 30 June 2002. No options were exercised by Directors and no options lapsed during the year ended 30 June 2002.

Where options have performance related conditions attached to them, these are detailed in note 18 to the financial statements as indicated above.

41

The market price of the Company's shares at 30 June 2002 was 20.3p and the range of market prices during the year ended 30 June 2002 was between 18.5p and £1.11 on the London Stock Exchange and between 18p and £1.115 on NASDAQ Europe.

Interests in share options 2001

Details of options held by directors are set out below:

The Company (ordinary shares of 1p)	At 30 June 2000	Granted in the year	At 30 June 2001	Exercise price per share	Date from which exercisable	Expiry date
			Number of options			
Glyn O. Edwards	600,000	—	600,000	Note 18i	Note 18i	15.03.05
	450,000	—	450,000	80p	17.12.98	15.12.08
	400,000	—	400,000	46p	Note 18ii	09.07.09
	157,709	—	157,709	£1.09	Note 18iv	08.06.10
	—	81,168	81,168	£1.54	Note 18iv	18.09.10
	—	54,585	54,585	£2.29	Note 18iv	12.02.11
	1,607,709	135,753	1,743,462			
Raymond J. Spencer	200,000	—	200,000	80p	17.12.98	15.12.08
	120,000	—	120,000	80p	Note18ii	15.12.08
	200,000	—	200,000	46p	Note 18ii	09.07.09
	81,107	—	81,107	£1.09	Note 18iv	08.06.10
	—	38,961	38,961	£1.54	Note 18iv	18.09.10
	—	26,200	26,200	£2.29	Note 18iv	12.02.11
	601,107	65,161	666,268			
Barry J. Price	50,000	—	50,000	80p	16.12.98	15.12.08
	100,000	—	100,000	80p	17.12.98	15.12.08
	150,000	—	150,000			

No other Directors were granted share options in the shares of the Company or other Group companies in the year ended 30 June 2001.

Where options have performance related conditions attached to them, these are detailed in note 18.

The market price of the Company's shares at 30 June 2001 was £1.105 and the range of market prices during the year ended 30 June 2001 was between £1.045 and £2.765 on the London Stock Exchange and between £1.05 and £2.775 on NASDAQ Europe.

5. Employee Information

The average monthly number of persons (including Executive Directors) employed by the Group during the year was:

	2003 Number	2002 Number	2001 Number
By activity			
Administration, research and development	45	39	34

	2003 £'000	2002 £'000	2001 £'000
Staff costs (for the above persons):			
Wages and salaries	3,405	2,424	2,725
Social security costs	372	168	283
Other pension costs (see note 27)	208	171	150
	3,985	2,763	3,158

42

Social security costs include a net charge of £5,000 (2002: credit of £101,000; 2001: credit of £21,000) for employer's National Insurance arising on share options issued on or after 6 April 1999.

6. Interest payable and similar charges

	2003 £'000	2002 £'000	2001 £'000
On finance leases	–	11	23

7. Loss on ordinary activities before taxation

Loss on ordinary activities before taxation is stated after charging/(crediting):

	2003 £'000	2002 £'000	2001 £'000
Auditors' remuneration:			
Audit services (Company 2003: £3,500; 2002: £3,500; 2001: £3,000)	35	33	32
Other services to the Company and its subsidiaries	51	78	54
Amortisation of intangible fixed assets	–	747	44
Depreciation:			
Tangible owned fixed assets	161	157	119
Assets held under finance leases	17	32	91
Hire of plant and machinery – operating leases	5	9	10
Hire of other assets – operating leases	270	263	313

In 2002 non-audit fees of £127,000 (2003: £nil; 2001: £nil) charged by the Company's auditors in relation to their role as reporting accountants in the Company's Rights Issue in April 2002 were charged against the share premium account and are not included in the above figure.

Fees for other services to the Company and its subsidiaries include £16,000 (2002: £12,000) in relation to tax compliance and £35,000 relating to further assurance services (2002: £66,000 in connection with the fundraising).

8. Tax on loss on ordinary activities

No corporation tax liability arises on the results for the year due to the loss incurred.

At 30 June 2003, the Group had tax losses available for carry forward in excess of £48 million (2002: £46 million, 2001: £33 million) subject to agreement with the Inland Revenue.

The tax assessed for the period is different from that assessed at the standard rate of corporation tax in the UK of 30%. The differences are explained below:

	2003 £'000	2002 £'000	2001 £'000
Loss on ordinary activities before taxation	(4,397)	(13,191)	(8,657)
Loss on ordinary activities multiplied by the standard rate of UK corporation tax at 30%	(1,319)	(3,957)	(2,597)
Effects of:			
Depreciation in excess of/(lower than) capital allowances	(57)	9	(24)
Expenses not deductible for tax purposes	12	9	29
Current year movement in losses carried forward	1,364	3,939	2,592
Research and development tax credit received	1,098	–	–
Current tax credit/(charge) for the period	1,098	–	–

The Group will apply for research and development tax relief in respect of research and development expenditure incurred in the period.

43

9. Loss per share

Basic and diluted loss per share are calculated by dividing the loss after taxation of £3,299,000 (2002: £13,191,000: 2001: £8,657,000) by the weighted average number of ordinary shares in issue during the year of 216,875,000 (2002: 122,123,000: 2001: 93,035,000). Following the Company's Rights Issue in April 2002, the weighted average number of shares and therefore the loss per share for the year ended 30 June 2001 was restated in accordance with FRS 14 'Earnings per share', to take account of the bonus element of the Rights Issue. The bonus arises because the rights were issued at a discount to market price.

The Company has no dilutive potential ordinary shares in issue because it is loss making.

10. Intangible fixed assets

	£'000
Cost	
At 1 July 2000	—
Additions	44
At 30 June 2001	44
Additions	747
At 30 June 2002	791
Additions	—
At 30 June 2003	791
Aggregate amortisation	
At 1 July 2000	—
Charge for the year	44
At 30 June 2001	44
Charge for the year	747
At 30 June 2002	791
Charge for the year	—
At 30 June 2003	791
Net book value at 30 June 2003, 2002 and 2001	—

11. Tangible fixed assets

	Office computers and equipment (owned) £'000	Computer and laboratory equipment (leased) £'000	Laboratory computers and equipment (owned) £'000	Total £'000
Cost				
At 1 July 2000	187	539	199	925
Additions	69	—	93	162
Disposals	(22)	—	—	(22)
Transfers	159	(319)	160	—
At 30 June 2001	393	220	452	1,065
Additions	32	—	20	52
Disposals	(18)	—	(2)	(20)
Transfers	—	(59)	59	—
At 30 June 2002	407	161	529	1,097
Additions	55	—	157	212
Disposals	(20)	—	—	(20)
At 30 June 2003	442	161	686	1,289
Depreciation				
At 1 July 2000	73	346	85	504
Charge for year	58	91	61	210
Disposals	(21)	—	—	(21)
Transfers	162	(278)	116	—
At 30 June 2001	272	159	262	693
Charge for year	62	32	95	189
Disposals	(13)	—	(2)	(15)
Transfers	—	(47)	47	—
At 30 June 2003	321	144	402	867
Charge for year	57	17	104	178
Disposals	(19)	—	—	(19)
At 30 June 2003	359	161	506	1,026
Net book value				
At 30 June 2003	83	—	180	263
At 30 June 2002	86	17	127	230
At 30 June 2001	121	61	190	372

In the year ended 30 June 1999, the Group entered into various agreements to sell existing assets and lease them back under finance leases. The transaction was treated as a secured loan. The proceeds were credited to a liability account and the assets concerned were reclassified as assets held under finance lease arrangements. All of the sale and leaseback agreements have now come to an end and title to the assets has been transferred back to the Group. The assets have been reclassified accordingly.

Those assets which continue to be classified as leased assets are on secondary leases for which a peppercorn rent is paid.

12. Debtors

	2003 £'000	2002 £'000	2001 £'000
Amounts falling due within one year:			
Trade debtors	8	–	1,245
Other debtors	450	400	267
Prepayments and accrued income	3,071	498	368
	3,529	898	1,880
Amounts falling due after more than one year:			
Prepayments and accrued income	–	–	13
	3,529	898	1,893

13. Creditors: amounts falling due within one year

	2003 £'000	2002 £'000	2001 £'000
Trade creditors	2,219	1,827	1,049
Other taxation and social security	115	95	83
Other creditors	28	–	1
Accruals and deferred income	10,651	2,944	3,854
Obligations under finance leases	–	–	19
	13,013	4,866	5,006

14. Creditors: amounts falling due after more than one year

	2003 £'000	2002 £'000	2001 £'000
Accruals and deferred income	8,715	–	–

The net finance lease obligations to which the Group is committed are as follows:

	2003 £'000	2002 £'000	2001 £'000
In one year or less	–	–	19

15. Financial instruments

The financial risks faced by the Group include interest rate risk, credit risk and currency risk. The Board reviews and agrees policies for managing each of these risks. Where appropriate, the Group uses derivative financial instruments to reduce exposure to foreign exchange risk; it does not use derivative financial instruments for trading purposes.

The Group's main objectives in using financial instruments are the maximisation of returns from funds held on deposit and, when appropriate, the generation of additional cash resources through financing arrangements for capital assets and the issue of shares. The Group also uses forward contracts in order to manage the cash flow risk associated with foreign currency revenues and purchases, if appropriate.

The Group's policy is to raise cash in advance of when it is required and when market conditions are appropriate, using those financial instruments that can be negotiated with the providers of finance at that time.

The Group's results and liquidity are affected by fluctuations in foreign currency exchange rates principally in respect of the US dollar, the Euro and the Swedish krona. The main foreign currency in which the Group has transactions is US dollars. The Group's income in 2003 was in sterling and US dollars (2002 and 2001: all in US dollars). The Group has maintained a balance of US dollars in order to meet certain anticipated liabilities to suppliers requesting payments in US dollars. The Group has sold and purchased US dollars at the spot rates to maintain this balance as appropriate. As the Group also

has an exposure to the Swedish krona, the Group set up forward contracts in 2001 to sell US dollars and buy Swedish krona in order to minimise this exposure. Given the balance of US dollars held at year end, and the reduced exposure to the Swedish krona after 2001, it was not deemed appropriate to enter into forward contracts to sell US dollars and buy Swedish krona at 30 June 2003 or 30 June 2002. The Directors will monitor the Group's exposure to the Swedish krona or other currencies in the future and enter into forward contracts as it is deemed appropriate.

The balance sheet position at the year end is not representative of the position throughout the year, as cash and short-term investments fluctuate considerably depending on when fundraising activities or commercial transactions have occurred.

Short-term debtors and creditors have been excluded from all the following disclosures, other than currency risk disclosures.

Interest rate risk profile of the Group's financial liabilities

No interest is payable on the Group's provision for National Insurance on share options.

The Group had no other liabilities, other than short-term liabilities that have been excluded, at 30 June 2003, 2002 or 2001

The maturity profile of the Group's financial liabilities is shown in note 16.

Interest rate risk profile of the Group's financial assets

	Cash at bank and in hand 2003 £'000	Short term deposits 2003 £'000	Cash at bank and in hand 2002 £'000	Short term deposits 2002 £'000	Cash at bank and in hand 2001 £'000	Short term deposits 2001 £'000
Sterling	1,759	31,854	489	17,959	488	8,210
US dollars	382	–	431	–	388	–
	2,141	31,854	920	17,959	876	8,210
Floating rate	2,141	11,354	920	5,251	876	–
Fixed rate	–	20,500	–	12,708	–	8,210
	2,141	31,854	920	17,959	876	8,210

The fixed rate short-term deposits in sterling and US dollars were placed with banks for between one week and twelve months and earned interest of between 3.46% and 4.06% in the year ended 30 June 2003. Floating rate cash earns interest based on relevant national LIBID equivalents.

Currency risk profile

The Group's functional currency is sterling, and the majority of its transactions are denominated in that currency. At 30 June 2003, the Group had net foreign currency liabilities of £423,000 (2002: £166,000; 2001: £154,000) in US dollars, £220,000 (2002: £498,000; 2001: £485,000) in EU currencies and £240,000 (2002: £19,000; 2001: £42,000) in other currencies.

Borrowing facilities

The Group had no unused borrowing facilities at 30 June 2003, 30 June 2002 or 30 June 2001.

Fair values

The preference shares described in note 17 are not traded on an organised market. Nevertheless, the directors are of the opinion that the fair value of the preference shares approximates to book value.

In the opinion of the directors, there is no material difference between the fair value of cash and short-term investments and the carrying values referred to above. Carrying values approximate to fair values because of the short maturity period of these financial instruments.

The fair value of foreign currency forward contracts is the estimated amount which the Group would expect to pay or receive on termination of the contracts and is calculated with reference to the change in spot rates over the contract life. The Group had no foreign currency forward contracts outstanding at 30 June 2003 or 30 June 2002. The fair value of the Group's forward exchange contracts at 30 June 2001 was £21,000.

The fair value of provisions for liabilities and charges (see note 18) at 30 June 2003 is £70,000 (30 June 2002: £nil; 30 June 2001: £101,000) as this is the amount which would be payable if the liability had crystallised at the balance sheet date.

Hedges

Deferred gains of £nil are recorded in the balance sheet at 30 June 2003 (2002: £nil; 2001: £21,000) in respect of forward exchange contracts.

Credit risk

Financial instruments that potentially subject the Group to concentrations of credit risk comprise principally cash and short-term deposits and trade debtors.

As at 30 June 2003, 30 June 2002 and 30 June 2001, the Group's cash and short-term investments were deposited with major banks in the UK and the Channel Islands. The Group had trade debtors of £8,000 at 30 June 2003 (2002: £nil; 2001: £1,245,000). At 30 June 2003, the Group's trade debtor balance was receivable from two customers (2001: one).

16. Provisions for liabilities and charges

Provision for employer's National Insurance on share option gains:

	2003 £'000	2002 £'000	2001 £'000
At start of period	—	101	122
(Credited)/charged to profit and loss account	70	(101)	(21)
At end of period	70	—	101

£2,000 (2002: £nil; 2001: £54,000) of the above provision may be payable within one year as the options to which it relates had vested at the balance sheet date and the balance of £68,000 (2002: £nil; 2001: £47,000) will fall due outside of one year. The change to the profit and loss account is offset by a credit of £65,000 for amounts receivable from employees as reimbursement of employer's National Insurance arising on share options issued on or after 6 April 1999.

Deferred taxation

No provision for deferred taxation has been made as it is probable that no liability will arise in the foreseeable future due to the availability of tax losses. The amount unprovided of the total potential liability/(asset) is as follows:

	2003 £'000	2002 £'000	2001 £'000
Amount unprovided			
Tax effect of timing differences:			
Excess of capital allowances over depreciation	(72)	(1)	15
Other short-term timing differences	(6)	—	—
Losses carried forward	(14,261)	(13,906)	(9,951)
	(14,339)	(13,907)	(9,936)

17. Called up share capital

	2003 £'000	2002 £'000	2001 £'000
Authorised			
299,430,000 (2002: 299,430,000: 2001: 141,000,000) ordinary shares of 1p each	2,994	2,994	1,410
5,000,000 (2002: 5,000,000: 2001: 5,000,000) preference shares of £1 each	5,000	5,000	5,000
	7,994	7,994	6,410

	2003 £'000	2002 £'000	2001 £'000
Issued, allotted, called up and fully paid			
228,065,648 (2002: 207,332,408: 2001: 87,553,298) ordinary shares of 1p each	2,281	2,073	876
4,331,683 (2002: 4,331,683): 2001: 4,331,683) preference shares of £1 each	4,332	4,332	4,332
	6,613	6,405	5,208

On 31 July 2000 and 2 August 2000, the Company issued 7,680,000 ordinary shares of 1p each at a price of £1.17 for a total cash consideration of £8,985,600.

Following the exercise of share options by Altium Capital Limited, 2,219,518 ordinary shares of 1p each were issued for a total cash consideration of £2,596,836 on 7 November 2000. The shares were issued at a price of £1.17 each.

On 7 September 2001, the Company issued 403,690 new ordinary shares of 1p each to Cancer Research Ventures Limited at a price of £0.867 per share, thereby discharging the Company's liability to pay a liquidated sum as part of the consideration for intellectual property acquired.

Following the exercise of share options, on 13 September 2001 the Company issued 900,000 ordinary shares of 1p each for a total cash consideration of £9,000.

Between 9 and 19 April 2002, the Company issued 118,475,420 new ordinary shares of 1p each following a successful Rights Issue. The shares were issued at 20p and the total cash consideration for the shares was £23,695,000.

On 14 January 2003, the Company issued 20,733,240 new ordinary shares of 1p each to Roche Finance Limited at a price of 20p per share, for a total cash consideration of £4,146,648.

The zero coupon convertible redeemable preference shares of £1 each have the following principal terms attached:

- no rights to receive dividends or other distributions out of the profits of the Company;

- on winding up, the preference shareholders rank above ordinary shareholders in payment of a sum equal to the nominal capital paid up but have no rights to participate further in the assets of the Company;

- no rights to receive notice of or attend or vote at any general meeting of shareholders;

- convertible into converted ordinary shares at any point in the two years commencing 1 July 2003. The shares are convertible based on a formula dividing the aggregate nominal amount of preference shares held by the average share price of ordinary shares for ten days before and after the conversion notice is served; and

- redeemable at the option of the Company at any time at par.

18. Options in shares of Antisoma plc

Options have been granted over the following ordinary shares of 1p each:

Date granted	Number of shares	Subscription price	Period when exercisable
16 March 1998	648,321*	Note i	Note i
31 March 1998	131,285*	1p per share	17 December 1998 to 30 March 2005
16 December 1998	54,026*	74p per share	16 December 1998 to 15 December 2003
16 December 1998	108,053*	74p per share	17 December 1998 to 15 December 2003
16 December 1998	702,348*	74p per share	17 December 1998 to 15 December 2008
16 December 1998	324,160*	74p per share	Note ii to 15 December 2008
16 December 1998	189,088*	32.4p per share	Note iii
9 July 1999	864,428*	42.6p per share	Note ii to 9 July 2009
16 December 1999	97,245*	£1.041 per share	17 December 2002 to 15 December 2009
18 February 2000	424,423*	£1.046 per share	Note iv to 17 February 2010
9 June 2000	676,818*	£1.009 per share	Note iv to 8 June 2010
19 September 2000	351,056*	£1.425 per share	Note iv to 18 September 2010
2 October 2000	99,047*	£1.453 per share	Note iv to 1 October 2010
13 February 2001	221,188*	£2.119 per share	Note iv to 12 February 2011
12 March 2001	4,139*	£1.61 per share	Note iv to 11 March 2011
17 September 2001	937,305*	37.5p per share	Note iv to 16 September 2011
16 April 2002	3,407,283	20.7p per share	Note iv to 15 April 2012
23 September 2002	6,745,014	12.34p per share	Note iv to 22 September 2012
20 February 2003	1,758,470	26.34p per share	Note iv to 19 February 2013
28 February 2003	86,208	26.34p per share	Note iv to 27 February 2013

17,829,905

i   216,107 of the shares under option become exercisable on each of the first, second and third anniversaries of the date of grant or, if earlier, on the date of a change of control of the Company. The exercise price for the first tranche of options is 32.4p per share. The exercise price for the second and third tranches are 38.9p per share and 46.6p per share, respectively. The options must be exercised on or before 15 March 2005.

ii   One quarter of the total number of shares under option are exercisable on the date of grant. One quarter of the total number of shares under option become exercisable on each of the first, second and third anniversaries of the date of grant or, if earlier, on the date of a change of control of the Company.

iii The shares are exercisable under two parallel options represented by the Antisoma plc Company Share Option Plan: Part A and Part B. Under Part A the options may only be exercised following an agreement for the commercialisation of pemtumomab (R1549) and after three years of the date of grant. Under Part B they may be exercised following an agreement for the commercialisation of pemtumomab (R1549) or, if earlier, on the date of a change of control of the Company. Shares under option may be acquired under either Part A or Part B of the Option Plan, but not both. The latest date that the options may be exercised is 15 December 2008.

iv   The options are exercisable from the day following the third anniversary of grant or following a change in control of the Company. Exercise of the options is subject to certain conditions relating to share price performance.

*   As a consequence of the Rights Issue, which completed on 9 April 2002, all outstanding options granted prior to the Rights Issue were adjusted in accordance with their terms. The Company received the required agreement of the Inland Revenue to these adjustments, which were made during the year. The effect of the adjustments was to increase the number of shares under option and, except for one tranche of options whose exercise price is 1p, to reduce the exercise price of such options by approximately 8%. As a result of the adjustment the total number of shares held under option by employees and directors at 30 June 2003, as set out in the table in this note, increased by approximately 0.4 million shares.

19. Share premium account and reserves

	Share premium account £'000	Other reserves £'000	Profit and loss account £'000
At 1 July 2000	19,857	4,300	(25,729)
Issue of shares	11,483	—	—
Expenses of share issue	(218)	—	—
Loss for the year	—	—	(8,657)
At 30 June 2001	31,122	4,300	(34,386)
Issue of shares	22,856	—	—
Expenses of share issue	(1,965)	—	—
Loss for the year	—	—	(13,191)
At 30 June 2002	52,013	4,300	(47,577)
Issue of shares	3,939	—	—
Expenses of share issue	—	—	—
Loss for the year	—	—	(3,299)
At 30 June 2003	55,952	4,300	(50,876)

Other reserves represents the reserve arising on the acquisition of Antisoma Research Limited accounted for as a Group reconstruction.

At 30 June 2003, the cumulative goodwill resulting from acquisitions, which had been written off, was £1,570,000 (2002: £1,570,000, 2001: £1,570,000).

20. Reconciliation of movements in Group shareholders' funds

	2003 £'000	2002 £'000	2001 £'000
Opening shareholders' funds	15,141	6,244	3,536
Issue of shares	4,147	24,053	11,583
Expenses of share issue	—	(1,965)	(218)
Loss for the year	(3,299)	(13,191)	(8,657)
Closing shareholders' funds	15,989	15,141	6,244

21. Capital commitments

The Group had £736,000 (2002: £nil: 2001: £nil) of capital expenditure contracted for but not provided in the financial statements at 30 June 2003 relating to the extension of laboratories at St Georges Hospital, London.

22. Financial commitments

At 30 June 2003 the Group and Company had annual commitments under non-cancellable operating leases as follows:

	Land and buildings 2003 £'000	Other 2003 £'000	Land and buildings 2002 £'000	Other 2002 £'000	Land and buildings 2001 £'000	Other 2001 £'000
Expiring within one year	—	1	80	6	—	1
Expiring between two and five years inclusive	—	12	—	2	263	8
Expiring in more than five years	240	—	162	—	—	—
	240	13	242	8	263	9

The Group's lease for the premises at West Africa House expired on 8 March 2003. A new lease for the premises was signed after the balance date, resulting in an annual commitment of £201,000, expiring within 2 to 5 years.

23. Reconciliation of operating loss to net cash flow from operating activities

	2003 £'000	2002 £'000	2001 £'000
Operating loss	(5,375)	(13,562)	(9,300)
Depreciation (net of disposals)	179	189	210
Amortisation of intangibles	—	747	44
(Increase)/decrease in debtors	(2,551)	1,012	(524)
Increase/(decrease) in creditors	16,932	(223)	2,608
Net cash inflow/(outflow) from operating activities	9,185	(11,837)	(6,962)

24. Reconciliation of net cash flow to movement in net funds

	2003 £'000	2002 £'000	2001 £'000
Increase in cash for the year	1,221	44	703
Cash outflow from purchase of current asset investments	13,895	9,749	3,960
Cash outflow from repayment of finance leases	—	19	77
Movement in net funds in the year	15,116	9,812	4,740
Net funds at start of the year	18,879	9,067	4,327
Net funds at end of the year	33,995	18,879	9,067

25. Analysis of net funds

	Cash at bank and in hand £'000	Short term deposits £'000	Finance leases due within one year £'000	Finance leases due after one year £'000	Total £'000
At 30 June 2000	173	4,250	(77)	(19)	4,327
Cash flow	703	3,960	77	—	4,740
Other non cash charges	—	—	(19)	19	—
At 30 June 2001	876	8,210	(19)	—	9,067
Cash flow	44	9,749	19	—	9,812
At 30 June 2002	920	17,959	—	—	18,879
Cash flow	1,221	13,895	—	—	15,116
At 30 June 2003	2,141	31,854	—	—	33,995

26. Related party disclosures

Transactions with Directors

During the year the directors of the Company purchased new ordinary shares of 1p each as follows:

Director	Number of shares acquired	Price per share
Raymond Spencer	53,000	£0.1875
Grahame Cook	100,000	£0.19
Michael Pappas	100,000	£0.19

Transactions with Kudos Independent Financial Services Limited

Kudos Independent Financial Services Limited (KIFS) is a related party because Michael Pappas is a Director of the Company and of KIFS. KIFS advises the Company in relation to pensions, permanent health insurance and life assurance and derives its income by way of commission from the providers of these products. No income is derived directly from the Company.

Transactions with Leventis

Leventis is a related party as it was a substantial shareholder in Antisoma plc during the year under review. Michael G Pappas is the representative of Leventis on the Board of Antisoma plc.

Antisoma Research Limited's offices are located at West Africa House, Ealing, London. These offices are sub-leased from Leventis Overseas Limited (a subsidiary of LH). Rent has been charged on the space sub-leased by Antisoma Research Limited at the rate of £129,000 (2002: £116,000; 2001: £112,000) per annum, with an additional annual service charge of £14,000 for 2003 (2002: £14,000; 2001: £14,000). During 2000, Antisoma Research Limited took on additional space at West Africa House and made an upfront payment of rent which was put towards the fitting out costs of the space by LH. Accordingly this upfront payment has been amortised over the three years of the lease. During the period the remaining £13,000 (2002: £20,000; 2001: £20,000) of the payment was charged to the profit and loss account with a balance of £nil (2002: £13,000; 2001: £13,000) held within prepayments. Additional charges have been made in the year amounting to £25,000 (2002: £13,000; 2001: £10,000). £54,000 (2002: £43,000; 2001: £43,000) remained outstanding at the year end.

At the time of the Rights Issue in April 2002 LH subscribed for 14,469,502 ordinary shares of 1p each at a price of 20p each. On 25 June 2002 LH subsequently disposed of 3,000,000 ordinary 1p shares.

27. Pension obligations

The Group operates a defined contribution Group personal pension scheme for employees and directors. The total pension cost for the Group was £208,000 (2002: £171,000, 2001: £150,000). At the year end there were outstanding pension obligations of £28,000 (2002: £nil: 2001: £nil).

PART 6

ADDITIONAL INFORMATION

1. Responsibility Statement

The Antisoma Directors, whose names appear in paragraph 2.1 below, and the Proposed Director accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Antisoma Directors and the Proposed Director (who have taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. The Directors

2.1 The Antisoma Directors and their respective functions are as follows:

Barry John Price *(Non-executive Chairman)*
Glyn Owen Edwards *(Chief Executive Officer)*
Raymond John Spencer *(Chief Financial Officer)*
Grahame David Cook *(Non-executive)*
James David Coombes *(Non-executive)*
Ann Veronica Hacker *(Non-executive)*
Michael George Pappas *(Non-executive)*

The business address of each of the Antisoma Directors is West Africa House, Hanger Lane, Ealing, London W5 3QR, which is also Antisoma's registered office and principal place of business.

2.2 The brief biographical details of the Antisoma Directors and the Proposed Director are as follows:

Barry J. Price BSc, PhD, CChem, FRSC (60) – *Non-executive Chairman*

Dr Price obtained a Chemistry degree from Sheffield University in 1964, and gained a PhD in Organic Chemistry also at Sheffield. He joined Allen & Hanburys Research Limited, a subsidiary of the Glaxo Group, in 1967 rising to become director of chemistry for Glaxo Group Research in 1986 and research director in 1989. He was appointed as managing director of Glaxochem in 1993. Dr Price is a director of Shire Pharmaceuticals plc, Pharmagene plc and chairman of Biowisdom Limited. Dr Price was appointed as a non-executive Director in April 1997 and as non-executive Chairman in February 1998.

Glyn O. Edwards BSc, MSc (48) – *Chief Executive Officer*

Mr Edwards joined Antisoma as Chief Executive Officer in 1998. He has led the company through the flotation on NASDAQ Europe and a listing on the London Stock Exchange. Mr Edwards has reshaped Antisoma into a focused drug development company with its relationship with Roche and diverse pipeline of cancer drug candidates. Prior to joining Antisoma, Mr Edwards worked in a variety of business development roles in the biotech and healthcare industries. Mr Edwards has a BSc in Biochemistry from Bristol University and an MSc in Economics from the London Business School.

Raymond J. Spencer BSc, ACA (48) – *Chief Financial Officer*

Mr Spencer has spent nearly 20 years in senior financial positions in a variety of biotechnology companies. Mr Spencer qualified as a chartered accountant with KPMG in 1979 and holds a degree in Physics from Bristol University. Mr Spencer was appointed to the Board on formation of the Company in October 1996. He has been a key member of the Antisoma team responsible for the completion of several funding rounds and for the Company's flotation on NASDAQ Europe and its admission to the Official List as well as the Company's deals with Abbott and Roche from which the Company has received over £40 million to date.

Grahame D. Cook MA, FCA (45) – *Non-executive Director*

Mr Cook was until recently Managing Director and Global Head of Investment Banking at West LB Panmure. He has a degree in English from Oxford University and is also a Chartered Accountant who qualified with Arthur Andersen. From 1995 to 1998 he was Managing Director and Head of Equity Advisory at UBS Warburg. During his 15 years of experience in integrated investment banking, he has also been a director of BZW Corporate Finance and has worked at

54

Baring Brothers. From 1995, he refocused West LB Panmure on growth companies in growth sectors including life sciences. Mr Cook was a founding member of the London Stock Exchange's Techmark Advisory Group. Mr Cook was appointed a non-executive Director of Antisoma in July 1999.

James D. Coombes BSc, PhD, CBiol, FIBiol, CChem, FRSC (71) – *Non-executive Director*

Dr Coombes obtained his BSc and PhD degrees in Chemistry from the University of Bristol. After periods at New York State University, Harvard University and Kings College, London, he joined Pfizer Ltd in 1963, where he held a number of senior positions. In 1973 Dr Coombes was appointed the first research and development director of Hoechst in the UK, setting up a totally new research group which grew to 120 staff. He left Hoechst in 1987 to start an independent consulting practice in the fields of biotechnology and healthcare. He is a former Chairman of the Society for Drug Research and the ABPI and CBI Biotechnology Committees. Dr Coombes has been involved in the start-up and management of a number of biotechnology companies. He was appointed a non-executive Director of Antisoma in April 1997. Dr Coombes is the senior non-executive Director. Dr Coombes will be retiring as a Director at the AGM.

Michael G. Pappas LLB, CA (47) – *Non-executive Director*

Mr Pappas is a partner of Frontier Capital, Charlotte, North Carolina, USA and is active in European-USA cross border corporate advisory services. He was previously with Bank of America (formerly NationsBank) where he specialised in mergers and acquisitions and corporate finance. He obtained his law degree from the University of Aberdeen, and then qualified as a Chartered Accountant with KPMG. He was appointed a non-executive director of Antisoma Research in 1993 and as a non-executive Director of Antisoma on formation of the Company in 1996.

Ann V. Hacker BSc (52) – *Non-executive Director*

Ann Hacker has a BSc from the University of Birmingham. She has worked in the healthcare industry for 29 years and has held senior management positions with Lilly and Glaxo Pharmaceuticals, now GSK. She has also been CEO of three venture-capital backed life science companies: Biocompatables International Plc., Deltex Medical Ltd. and Metris Therapeutics Ltd. In addition, she has held directorships in a number of private and public healthcare companies and health-related government organisations. She is currently a non-executive director of Sitka Health Fund VCT plc and Alchimer SA. Ms Hacker was appointed a non-executive Director of Antisoma in July 2002.

Birgit Agneta Stattin Norinder (55) – *Proposed Non-executive Director*

Mrs Norinder is a trained pharmacist and has held senior executive positions in Research and Development at a number of international pharmaceutical companies, including Pharmacia & Upjohn Corp (Senior Vice President, Worldwide Product Development), Glaxo Group Research Ltd (Director, International Regulatory Affairs Division), Astra Research Centre AB (Vice President, Infection R&D), Pfizer Inc and Parke Davis AB. She has also served as CEO and Chairman of Prolifix Ltd, a biotechnology company focusing on oncology. She serves on several boards of both privately and publicly owned biotechnology companies including two listed companies: PhotoCure ASA, Norway and Probi AB, Sweden.

2.3   None of the Antisoma Directors has:

   2.3.1   any unspent convictions in relation to indictable offences;

   2.3.2   ever been declared bankrupt or been the subject of an individual voluntary arrangement;

   2.3.3   ever been a director with an executive function of a company which while he/she was a director or within 12 months of his/her ceasing to be a director had a receiver appointed, entered into compulsory liquidation, entered into creditors' voluntary liquidation, entered into administration, entered into a company voluntary arrangement, or made any composition or arrangement with its creditors generally or any class of its creditors;

   2.3.4   ever been a partner within a partnership which while he/she was a partner or within 12 months of his/her ceasing to be a partner entered into compulsory liquidation, administration or a partnership voluntary arrangement;

2.3.5 owned any asset or been a partner in a partnership for such asset which while he/she was an owner or partner or within 12 months of his/her ceasing to own that asset or be a partner entered into receivership; or

2.3.6 been the subject of any public criticism by statutory or regulatory authorities (including designated professional bodies) nor been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company.

3. The Company and its Subsidiaries

3.1 Antisoma was incorporated in England under the Act on 10 September 1996 as Hallco 112 Plc, with registration number 3248123 and currently operates under the Act as a company limited by shares. The Company changed its name to Antisoma plc on 24 October 1996. Antisoma is the holding company of a trading subsidiary engaged in the development and commercialisation of potential therapeutic products for the treatment of cancer, further details of which are set out in paragraph 3.2 below.

3.2 The following is the principal trading subsidiary undertaking within the Antisoma Group, which is ultimately wholly owned by Antisoma and is registered in England and Wales as a private company limited by shares:

Name	Issued Capital	Business activity
Antisoma Research Limited	25,514,800 'A' ordinary shares of 1 penny each and 74,093 10 per cent. redeemable preference shares of £1 each	Development and commercialisation of potential therapeutic products for the treatment of cancer

Antisoma also holds 7,500 'A' ordinary shares of £1 each and 7,500 'B' ordinary shares of 25 pence each in Cancer Therapeutics Limited, a subsidiary which is ultimately wholly owned by Antisoma, and 775,300 ordinary shares of 1 penny each in Spring Fall Limited, a dormant company which it wholly owns. The registered office of Antisoma and each of its subsidiaries is at West Africa House, Hanger Lane, Ealing, London W5 3QR.

4. Share Capital

4.1 As at 24 November 2003 (the latest practicable date prior to the date of the publication of this document), the authorised and issued share capital of Antisoma was as follows:

Ordinary Shares of 1 penny each	Number	Nominal amount
Authorised	299,430,000	£2,994,300
Issued and fully paid up	228,065,648	£2,280,656

Preference Shares of £1 each		
Authorised	5,000,000	£5,000,000
Issued and fully paid up	4,331,683	£4,331,683

4.2 The following table shows the closing middle market price for the Ordinary Shares as derived from the Daily Official List of the London Stock Exchange for (i) the first dealing day in each of the six months prior to the date of this document and (ii) 24 November 2003, being the latest practicable date before the publication of this document:

Date	Share Price
2 June	35.50 pence
1 July	44.75 pence
1 August	37.25 pence
1 September	39.00 pence
1 October	37.50 pence
3 November	46.50 pence
24 November 2003	44.25 pence

4.3 The New Shares will be in registered form and capable of being held in uncertificated form. The Existing Ordinary Shares are currently traded on the London Stock Exchange. Listing of the New Shares is not being sought on any stock exchange other than the London Stock Exchange. Although Ordinary Shares were previously listed on NASDAQ Europe, as announced on 26 August 2003, Antisoma de-listed on 10 September 2003 and now Ordinary Shares are traded only

on the market for listed securities of the London Stock Exchange. The New Shares will rank *pari passu* in all respects with the Existing Ordinary Shares and have the rights attaching thereto set out in the Articles.

4.4 The New Shares are not being and have not been marketed or made available in whole or in part to the public in conjunction with the application for admission of the New Shares to the Official List and the application for admission of the New Shares to trading on the market for listed securities of the London Stock Exchange.

4.5 Since 25 November 2000, the following changes to the issued share capital of Antisoma have taken place:

4.5.1 on 7 September 2001, the Company allotted 403,690 Ordinary Shares to Cancer Research Ventures Limited at a price of £0.867 per share;

4.5.2 on 13 September 2001, the Company allotted 900,000 Ordinary Shares following the exercise of share options for a total cash consideration of £9,000;

4.5.3 between 9 and 19 April 2002 the Company allotted 118,475,420 Ordinary Shares at 20 pence each in respect of the Rights Issue; and

4.5.4 on 14 January 2003, as part of the Roche Agreements the Company allotted 20,733,240 Ordinary Shares to Roche at 20 pence each.

4.6 Section 89 of the Act confers on the holders of Ordinary Shares rights of pre-emption in respect of equity securities (as defined in section 94(2) of the Act) of the Company issued for cash and applies to the balance of the authorised but unissued share capital of the Company to the extent not disapplied as referred to in paragraphs 4.7 and 4.9 below.

4.7 On 30 November 1999 the Company passed a composite special resolution (the "Special Resolution") for the purpose of enabling the Company to fulfil its obligations under certain agreements it had entered into with Abbott. Certain of the authorities set out in the Special Resolution are still valid as follows:

4.7.1 the Antisoma Directors were unconditionally authorised pursuant to section 80 of the Act to make all allotments of relevant securities (within the meaning of section 80 of the Act) involved in (a) the allotment of up to £143,000 in nominal amount of Ordinary Shares (b) the allotment of up to £5,000,000 in nominal amount of Preference Shares and (c) the allotment on conversion of the Preference Shares (howsoever effected) of up to £62,500 in nominal amount of Ordinary Shares. The authorities thereby conferred shall expire on 30 November 2004;

4.7.2 the Antisoma Directors were empowered pursuant to section 95 of the Act to allot equity securities (within the meaning of section 94 of the Act) pursuant to (and subject to the limitations imposed by) the authority described at paragraph 4.7.1 above as if section 89(1) of the Act did not apply to any such allotment. This power also expires on 30 November 2004; and

4.7.3 all such consolidations and sub-divisions may be made as are required to implement the conversion of Preference Shares pursuant to Article 3 of the Articles as adopted pursuant to the Special Resolution.

4.8 In addition, the Special Resolution authorised the Antisoma Directors generally and unconditionally pursuant to section 80 of the Act to exercise all powers of the Company to allot relevant securities (within the meaning of section 80 of the Act) up to an aggregate nominal amount of £254,500 provided that:

(i) the authority expires on 30 November 2004; and

(ii) the authority is in addition to the authority conferred upon the Antisoma Directors and described at paragraph 4.7.1 above.

4.9 By a composite special resolution passed on 18 March 2002, the Antisoma Directors were unconditionally authorised pursuant to section 80 of the Act to make allotments of relevant securities (within the meaning of section 80 of the Act) of up to £633,894 in nominal amount of Ordinary Shares. This authority was given in order to increase the general authority described in paragraph 4.8 above so as to reflect the increase in the Company's share capital resulting from the Rights Issue and will expire on 30 November 2004.

4.10 At the annual general meeting of the Company held on 20 November 2002, a special resolution was passed whereby the Antisoma Directors were empowered pursuant to section 95 of the Act to allot equity securities (as defined in section 94(2) of the Act) for cash without applying statutory pre-emption rights pursuant to the authority to allot relevant securities contained in the Special Resolution (described in paragraph 4.8 above) and the special resolution passed by shareholders on 18 March 2002 (described in paragraph 4.9 above) but limited to: (i) an aggregate nominal amount of £776,362 (amounting to approximately 34 per cent. of the then existing Antisoma share capital) in respect of pre-emptive issues but providing flexibility to deal with certain issues including fractions and Overseas Shareholders and (ii) otherwise up to an aggregate nominal amount of £207,332 (being approximately 10 per cent. of the then issued Antisoma share capital).

4.11 At the AGM, a special resolution will be proposed in order to empower the Antisoma Directors pursuant to section 95 of the Act to allot equity securities (as defined in section 94(2) of the Act) for cash without applying statutory pre-emption rights pursuant to the authority to allot relevant securities contained in the Special Resolution (described in paragraph 4.8 above) and the special resolution passed by shareholders on 18 March 2002 (described in paragraph 4.9 above) but limited to:

(i) an aggregate nominal amount of £569,029 (amounting to approximately 25 per cent. of the existing Antisoma share capital) in respect of pre-emptive issues but providing flexibility to deal with certain issues including fractions and Overseas Shareholders; and

(ii) otherwise up to an aggregate nominal amount of £228,065 (being approximately 10 per cent. of the issued Antisoma share capital, ignoring the New Shares to be issued pursuant to the Placing and Open Offer).

4.12 At the Extraordinary General Meeting, the Resolutions will be proposed in order to enable the Placing and Open Offer to proceed the effect of which will be (i) the authorised share capital of Antisoma will be increased from £7,994,300 to £8,806,565 by the creation of an additional 81,226,500 Ordinary Shares; (ii) the Antisoma Directors will be authorised, pursuant to section 80 of the Act, to allot relevant securities (as defined in that section) pursuant to the Placing and Open Offer and otherwise up to a maximum aggregate nominal value of £317,890 (which when aggregated to the general authority referred to in paragraphs 4.8 and 4.9 above will equal 33 per cent. of the issued ordinary share capital, as enlarged by the Placing and Open Offer) and (iii) the Antisoma Directors will be empowered to allot equity securities for cash pursuant to section 95 of the Act pursuant to the Placing and Open Offer and otherwise (a) in respect of a nominal amount of £317,890 in respect of pre-emptive issues but providing flexibility to deal with certain issues including fractions and Overseas Shareholders and (b) up to an aggregate nominal amount of £38,000 (which when aggregated to the dis-application referred to in part (ii) of paragraph 4.11 above will equal 10 per cent. of the issued ordinary share capital of the Company, as enlarged by the Placing and Open Offer). Such authorities shall expire on the day falling fifteen months after the passing of the Resolutions or at the conclusion of the next annual general meeting of the Company to be held after the AGM, whichever is sooner (save that the general authority to allot shares under section 80 of the Act, other than pursuant to the Placing and Open Offer, will expire on 30 November 2004). The Directors intend to exercise such of this authority as is necessary to allot the New Shares pursuant to the Placing and the Open Offer.

4.13 Save as disclosed in paragraph 8.2 of this Part 6 or in respect of conversion of any Preference Shares, no share or loan capital of the Company or any of its subsidiaries is under option or has been agreed, conditionally or unconditionally, to be put under option.

5. Interests of the Antisoma Directors

5.1 As at the close of business on 24 November 2003 (the last business day prior to the publication of this document) the interests of the Antisoma Directors and each of their immediate families and related trusts, all of which are beneficial (unless otherwise stated) in the share capital of Antisoma which have been notified to Antisoma pursuant to Sections 324 or 328 of the Act or which are required to be entered in the register of directors maintained under the provisions of Section 325 of the Act or, so far as are known to the Antisoma Directors or could with reasonable diligence be ascertained by them having made appropriate enquiries, the interests of persons connected with the Antisoma Directors (within the meaning of Section 346 of the Act) were as follows:

Name of director	Number of Ordinary Shares	Per cent. of Existing Ordinary Shares	Number of Ordinary Shares following the Placing and Open Offer[1]	Per cent. of Ordinary Shares following the Placing and Open Offer[1]
Glyn O. Edwards	627,127	0.27	652,127	0.25
Barry J. Price	492,102	0.22	541,312	0.20
Michael G. Pappas	372,769	0.16	372,769	0.14
Grahame D. Cook	227,049	0.10	264,549	0.10
Raymond J. Spencer	202,235	0.09	235,940	0.09
James D. Coombes	86,256	0.04	100,631	0.04
Ann V. Hacker	—	—	—	—

1 Based on the undertakings given by the Directors to take up New Shares, details of which are set out in paragraph 12 of this Part 6.

5.2 As at the close of business on 24 November 2003 (the last business day prior to the publication of this document) the following options have been granted at nil consideration over Ordinary Shares to the Antisoma Directors:

Name of director	Date of grant	Number of Ordinary Shares	Exercise price per Ordinary Share (pence)	Exercise period expires
Glyn O. Edwards	16.03.98	216,107	32.40	15.03.05
	16.03.98	216,107	38.90	15.03.05
	16.03.98	216,107	46.60	15.03.05
	16.12.98	486,241	74.00	15.12.08
	09.07.99	432,214	42.60	09.07.09
	09.06.00	170,410	100.90	08.06.10
	19.09.00	87,704	142.50	18.09.10
	13.02.01	58,981	211.90	12.02.11
	17.09.01	289,331	37.50	16.09.11
	16.04.02	855,827	20.70	15.04.12
	23.09.02	1,452,074	12.34	22.09.12
	20.02.03	425,006	26.34	19.02.13
	01.10.03	418,359	38.17	30.09.13
		5,324,468		
Raymond J. Spencer	16.12.98	216,107	74.00	15.12.08
	16.12.98	129,664	74.00	15.12.08
	09.07.99	216,107	42.60	09.07.09
	09.06.00	87,639	100.90	08.06.10
	19.09.00	42,098	142.50	18.09.10
	13.02.01	28,309	211.90	12.02.11
	17.09.01	124,991	37.50	16.09.11
	16.04.02	388,887	20.70	15.04.12
	23.09.02	659,822	12.34	22.09.12
	20.02.03	193,123	26.34	19.02.13
	01.10.03	182,556	38.17	30.09.13
		2,269,303		
Barry J. Price	16.12.98	162,079	74.00	15.12.03
		162,079		

5.3 Save as disclosed in paragraphs 5.1 and 5.2, none of the Antisoma Directors nor any connected person (the existence of which is known to, or could with reasonable diligence be ascertained by, the relevant Director) has any interest (including any non beneficial interest) in the share capital of Antisoma or any of its subsidiaries or any options to acquire any such share capital.

5.4 None of the Antisoma Directors has or has had any interest in any transaction which is or was unusual in its nature or conditions or significant to the business of the Antisoma Group, which was effected during the current or immediately preceding financial year or effected during any earlier financial year and which remains in any respect outstanding or unperformed.

5.5 There are no loans or guarantees granted or provided by any member of the Antisoma Group to or for the benefit of any Antisoma Directors which are outstanding.

5.6 As at the close of business on 24 November 2003 (the last business day prior to the publication of this document), insofar as is known to Antisoma, the following persons are interested, directly or indirectly, in 3 per cent. or more of the existing issued Antisoma share capital:

Shareholder	Number of Ordinary Shares	Per cent. of Existing Ordinary Shares
Leventis	28,293,378	12.4
Roche	20,733,240	9.1
GNI Limited	11,229,856	4.9
Legal & General Investment	9,002,406	3.9
Merrill Lynch Investment Managers	7,658,798	3.4

5.7 Antisoma is not aware of any person or persons who, directly or indirectly, jointly or severally, exercise or could exercise control over Antisoma.

6. Antisoma Directors' Service Agreements and Remuneration

6.1 The following executive Antisoma Directors have entered into service contracts with the Company:

6.1.1 On 16 March 1998, Glyn Edwards entered into a service agreement with Antisoma Research.

Mr Edwards currently receives a salary of £275,000 per annum (which is reviewed annually in April). Mr Edwards is also eligible at the absolute discretion of the Remuneration Committee to participate in the Company's discretionary bonus scheme (if any) from time to time.

The service agreement is terminable by either party giving to the other not less than 12 months' prior written notice. The agreement will automatically terminate when Mr Edwards reaches his 65th birthday or if Mr Edwards is prohibited by law from being a Director. Mr Edwards is entitled to an annual car allowance of £1,000 per month. He is entitled to participate in the Company's life and permanent health and medical expenses insurance schemes. The Company is obliged to contribute a sum equal to 12.5 per cent. of Mr Edwards's salary to his personal pension scheme (or, if less, the maximum amount permitted by the UK Inland Revenue).

6.1.2 On 1 October 1996, Raymond Spencer entered into a service agreement with the Company. Mr Spencer currently receives a salary of £150,000 per annum (which is reviewed annually).

The service agreement is terminable by either party giving to the other not less than 12 months' notice. Mr Spencer is entitled to a car allowance of £1,000 per month or such other sum (higher or lower) as the Company may, at its reasonable discretion, determine. The Company is obliged to pay a sum equal to 12.5 per cent. of Mr Spencer's salary in each year to his personal pension scheme provided that Mr Spencer contributes 4 per cent. of his salary in each year. Mr Spencer is also entitled to life insurance, permanent health insurance and private medical insurance.

6.2 The following Antisoma Directors have non-executive appointment letters with the Company:

6.2.1 Under the terms of an appointment letter dated 12 August 2003 with the Company, Dr Price agreed to act as non-executive Director. Such appointment is for a fixed term of three years to 12 August 2006, during which time either party may terminate the appointment on six months' notice, or until terminated under the provisions of the Articles. Dr Price is entitled to a director's fee of £42,000 per annum (which is reviewed periodically). Dr Price is not entitled to participate in any group share, bonus or pension schemes or other group benefit arrangements (except travel/accident insurance).

6.2.2 Mr Cook agreed to act as a non-executive Director pursuant to the terms of an appointment letter dated 12 August 2003 with the Company. Such appointment is for a fixed term of three years to 12 August 2006, during which time either party may terminate the appointment on six months' notice. Mr Cook is entitled to a director's fee of £29,000 per annum (which is reviewed periodically). Mr Cook is not entitled to participate in any group share, bonus or pension schemes or other group benefit arrangements (except travel/accident insurance).

6.2.3 Under the terms of an appointment letter dated 27 June 2000, as amended by a letter dated 19 February 2002, and a letter dated 12 August 2003, Dr James Coombes agreed to act as a non-executive Director (through his consultancy, Coombes & Partners). Such appointment is for a fixed term which will expire at the AGM when Dr Coombes will retire. Dr Coombes is entitled to a director's fee of £32,000 per annum (which is reviewed periodically). Dr Coombes is not entitled to participate in any group share, bonus or pension schemes or other group benefit arrangements (except travel/accident insurance).

6.2.4 Under the terms of an appointment letter with the Company dated 12 August 2003, Mr Michael Pappas agreed to act as a non-executive Director. Such appointment is for a fixed term of three years to 12 August 2006, during which time either party may terminate the appointment on six months' notice. Mr Pappas is entitled to a fee of £22,500 per annum (which is reviewed periodically). Mr Pappas is not entitled to participate in the Company's share option schemes or any other of its employee benefit arrangements (except travel/accident insurance).

6.2.5 Under the terms of an appointment letter with the Company dated 4 July 2002, Ms Ann Hacker agreed to act as a non-executive Director. Such appointment is for a fixed term of three years to 1 July 2005, during which time either party may terminate the appointment on six months' notice. Ms Hacker is entitled to a fee of £24,000 per annum (which is reviewed periodically). Ms Hacker is not entitled to participate in any group share, bonus or pension schemes or other group benefit arrangements (except travel/accident insurance).

6.3 During the five years immediately prior to the date of this document, in addition to the Company the Antisoma Directors have held or currently hold the following directorships (excluding subsidiaries of any company of which he is also a director) and/or are or were partners in the following partnerships:

Name	Current directorships/partnerships	Past directorships/partnerships
Barry Price	Shire Pharmaceuticals Group plc Pharmagene plc Biowisdom Limited Chemistry Limited	Celltech Group Plc Chiroscience Group Plc Thallia Pharmaceuticals S.A. Chemunex S.A.
Glyn Edwards	Elara Associates Limited Bio Industry Association	Piezoptic Limited Meza Limited Neatprompt Company Limited
Raymond Spencer	--	–
Grahame Cook	BIW Technologies Limited BIW plc Australian Vineyards Limited	Building & Property (Holdings) Limited West Private Equity Limited West LB Panmure Limited St. Michael Nominees Limited Rectory Nominees Limited Parish Nominees Limited
James Coombes	Brax Group Limited (in liquidation) Cytodigm Limited	Achilles Anti-Infectives Limited Brax Genomics Limited Algex Pharma Limited Therapeutic Developments Limited Inovamed Limited
Michael Pappas	Clifton Public House Management Limited Southern Pump and Tank Company SEI Environmental Inc. Solar Cosmetic Labs Inc. TCF Global Independent Financial Services Limited Torridon Corporation WW Entertainment Limited	Seafood Suppers Limited Kudos Independent Financial Services Limited

Name	Current directorships/partnerships	Past directorships/partnerships
Ann Hacker	Sitka Health Fund VCT plc Alchimer SA	Deltex Medical Holdings Limited Profile Therapeutics plc Oncoprobe Limited Diagnology Limited Metris Therapeutics Limited

6.4 Antisoma operates a discretionary bonus scheme for executive directors and employees. Such bonuses are awarded dependent upon performance which is measured against individual and corporate objectives. The terms of the scheme are recommended by the Remuneration Committee annually, and approved by the Board.

6.5 The aggregate remuneration paid and benefits in kind granted (excluding options) to the Antisoma Directors during the financial year ended 30 June 2003 by any member of the Antisoma Group amounted to £749,000. Antisoma estimates that under the arrangements in force at the date of this document, the Antisoma Directors will be paid £742,000 for the year ending 30 June 2004. The fees that will be payable to the Proposed Director have not yet been confirmed but it is expected that they will be comparable to the fees payable to other non-executive Directors.

6.6 Save as disclosed above there are no existing or proposed service agreements between any of the Antisoma Directors and any member of the Antisoma Group. It is intended that the Proposed Director will enter into an appointment letter with the Company after the AGM on terms that will be comparable to the appointment letters that other non-executive Directors have entered into with the Company.

6.7 There is no arrangement under which any of the Antisoma Directors have waived or agreed to waive any future emoluments.

7. Memorandum and Articles of Association

7.1 Memorandum of Association

The Memorandum of Association of Antisoma provides that Antisoma's principal objects are to carry on business as a general commercial company and as a holding company. The objects of Antisoma are set out in full in clause 4 of Antisoma's Memorandum of Association which is available for inspection at the address specified in paragraph 18 below.

7.2 Articles of Association

7.2.1 The Articles contain the following provisions which apply to the Company's share capital generally and otherwise:

(a) Voting rights

Subject to any special terms as to voting upon which any shares may have been issued, or may for the time being be held or a suspension or abrogation of voting rights pursuant to the Articles, every member present in person shall upon a show of hands have one vote and every member present in person or by proxy shall upon a poll have one vote for every share of which he is a holder.

If two or more persons are jointly entitled to shares conferring a right to vote, any one of such persons may vote at any meeting, either personally or by proxy, in respect thereof as if he were solely entitled thereto and if more than one of such joint holders is present at any meeting, either personally or by proxy, the member whose name stands first on the register as one of the holders of such shares, and no other, shall be entitled to vote in respect of the same.

Unless the Directors otherwise determine, no members shall be entitled to be present or to vote, either in person or by proxy, at any general meeting or at a separate meeting of the holders of a class of shares or upon any poll or to exercise any privilege as a member in relation to the meeting of Antisoma in respect of any shares held by him if:

(i) any calls or other moneys due and payable in respect of the shares remain unpaid; or

(ii) he has been duly served with a notice pursuant to section 212 of the Act lawfully requiring the provision to the Company of information regarding any shares and he is in default in complying with the statutory notice.

(b)   Variation of rights

For so long as the capital of Antisoma is divided into different classes of shares, all or any of the rights or privileges attached to any class may be varied in accordance with the provision of Article 8 of the Articles and the Act.

(c)   Dividends

Antisoma in general meeting may declare a dividend to be paid to the members according to their respective rights and interests in the profits, provided that no larger dividend shall be declared than is recommended by the Directors and no dividend or other monies payable by Antisoma shall bear interest as against Antisoma.

Subject to the rights of persons, if any, entitled to shares with special rights as to dividend, all dividends shall be declared and paid according to the amounts paid up on the shares otherwise than in advance of calls. Subject to that, all dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid: but if any share carries any particular rights as to dividends, such share shall rank to dividend accordingly.

In case several persons are registered as joint holders of any share, any one of such persons may give effectual receipts for all dividends and payments on account of dividends in respect of such share. The Directors may from time to time declare and pay an interim dividend to the members (including any dividend payable at a fixed rate) as appear to the Directors to be justified by the profits of the Company available for distribution. Any dividend unclaimed for one year after having been declared may be invested or otherwise made use of by the Directors for the benefit of Antisoma until claimed. All dividends unclaimed for a period of 12 years from the date they became due for payment shall be forfeited and shall revert to the Company absolutely.

Every dividend shall belong and be paid (subject to Antisoma's lien) to those members who are on the register at the date fixed by the directors for the purpose of determining the persons entitled to such dividend notwithstanding any subsequent transfer or transmission of shares. The Directors may deduct from any dividend or other monies payable to any member on or in respect of a share all such sums that may be due from him to Antisoma on account of calls or otherwise in relation to shares of Antisoma.

Subject to the provisions of statute, the Directors may, if authorised by ordinary resolution, offer the holders of ordinary shares (subject to such exclusions or other arrangements as the Directors may consider necessary or expedient in relation to any legal or practical problems under the laws of any overseas territory or the requirements of any regulatory body or stock exchange) the right to elect to receive new ordinary shares credited as fully paid instead of cash, in respect of all or part of any dividend.

The Directors may withhold the payment of any dividend or other monies payable to a member in respect of shares representing at least 0.25 per cent. of the issued shares of the relevant class, if such member or any other person appearing to be interested in such shares, has been duly served a notice under Section 212 of the Act and has failed to supply the information therein required within 14 days of the date of service of the notice.

(d)   Distribution of assets on liquidation

Subject to the rights attached to the Preference Shares, on a winding up the liquidator may, with the authority of an extraordinary resolution and after deduction of any provision made under Section 187 of the Insolvency Act 1986 and Section 719 of the Act, divide among the members in kind the whole or any part of the assets of Antisoma and whether or not the assets shall consist of property of one kind, or shall consist of properties of different kinds, and for such purpose may assess such value as he deems fair upon any one or more class or classes of property, and may determine how such division shall be carried out as between members or classes of members but so that if any such division shall be otherwise than in accordance with the existing rights of the members, every member shall have the same right of dissent and other ancillary rights as if such resolution was a special resolution passed in accordance with Section 110 of the Insolvency Act 1986.

63

(e) Changes in share capital

Antisoma may from time to time by ordinary resolution increase the capital by the creation of new shares, such increase to be of such aggregate amount and to be divided into shares of such respective amounts as the resolution may prescribe. Subject to such privileges, priorities or conditions as are or may be attached thereto, all new shares shall be subject to the same provisions in all respects as if they had been part of the original capital.

(f) Transfer of shares

The shares of Antisoma are in certificated and uncertificated form. All transfers of shares in certificated form may be effected by transfer in writing in any usual or common form and shall be signed by or on behalf of the transferor and (except in the case of fully paid shares) by the transferee. The transferor shall be deemed to remain the holder of the shares until the name of the transferee is entered into the register of members in respect thereof.

Shares in uncertificated form may be transferred otherwise than by a written instrument in accordance with the Act or any subordinate legislation made from time to time and the Directors have power to implement any arrangement, they think fit for such transfer which accord with the Act or such subordinate legislation.

The Directors may, in their absolute discretion, and without assigning any reason therefor, refuse to register any transfer of shares:

(a) unless all of the following conditions are satisfied:

    (i) it is not in respect of a share which is not fully paid up, provided that where any share which is not fully paid up is admitted to the Official List of the UK Listing Authority, such discretion may not be exercised in such a way as to prevent a dealing in such shares of that class from taking place on an open and proper basis;

    (ii) it is in respect of a share on which the Company does not have a lien;

    (iii) it is in respect of only one class of shares;

    (iv) it is in favour of not more than four joint holders as transferees;

    (v) it is duly stamped or duly certified or otherwise shown to the satisfaction of the Board to be exempt from stamp duty; and

    (vi) it is left at the registered office of Antisoma (or such other place as the Directors from time to time determine) accompanied by the relevant share certificate (except where a share certificate has not been issued in respect of the shares in question) and such other evidence as the Directors reasonably require to prove the title of the transferee and the due execution by him or his duly authorised agent of the transfer;

(b) if the transferor of which or any person appearing to be interested in which has been duly served with, but is in default in complying with, a Statutory Notice (as defined in the Articles), save that this paragraph shall not apply in respect of a transfer or renunciation (i) which is a Permitted Sale (as defined in Article 72(B) of the Articles), or (ii) of shares by a transferor whose holding of shares immediately prior to the proposed transfer represents less than 0.25 per cent. (one-quarter of one per cent.) of the issued shares of the relevant class, and, if the Directors refuse to register a transfer, they shall within two months after the date on which the transfer was lodged with the Company send to the transferee notice of the refusal. Save as aforesaid, and in paragraph 7.2.2(f) in relation to Preference Shares the Articles contain no restrictions as to the free transferability of fully paid Ordinary Shares.

(g) Directors' voting rights

Directors have the power to vote on proposals, arrangements or contracts in which they are interested in specified circumstances.

A director shall not vote or be counted in the quorum on any resolution concerning his own appointment as the holder of any office or place of profit with Antisoma or any company in which Antisoma is interested including fixing or varying the terms of his appointment or the termination or extension thereof.

(h) Borrowing powers

The Directors may exercise all the borrowing powers of Antisoma including the issue of debentures and other securities. The Directors shall ensure that the borrowings of Antisoma shall not at any time, without the previous sanction of Antisoma in general meeting, exceed the sum calculated in accordance with the Articles.

(i) Retirement and rotation of directors

At each annual general meeting, one third of the Directors who are subject to retirement by rotation, or if their number is not three or a multiple of three, then the number nearest to but not exceeding one third, or if their number is less than three then one of them shall retire from office. Any director retiring at a meeting shall retain office until the dissolution of the meeting.

No person is incapable of being appointed a director by reason of his having reached the age of 70 or any other age.

7.2.2 Set out below is a summary of the rights attaching to the Preference Shares contained in the Articles:

(a) Voting rights

The Preference Shares do not entitle the holders to receive notice of or attend or vote at any general meeting of the shareholders of Antisoma save that they are entitled to receive notice of (but not vote at) any general meeting of the shareholders of the Company if the business of the meeting includes any resolution varying or abrogating any of the special rights attached to the Preference Shares.

(b) Variation of rights

The rights attaching to the Preference Shares shall only be adversely varied or abrogated with the consent in writing of the holders of not less than 75 per cent. of the Preference Shares or by an extraordinary resolution passed at a separate class meeting of the holders of the Preference Shares. Any variation which does not adversely affect their rights shall not require such consent.

(c) Dividends

The holders of the Preference Shares have no right to receive dividends or other distributions out of the profits of the Company.

(d) Distribution of assets on a liquidation

On a return of capital on a liquidation or otherwise (other than a conversion, redemption or repurchase of shares by the Company), the assets of the Company available for distribution among the members shall be applied in priority to any payment to the holders of any other class in the capital of the Company in paying to the holders of the Preference Shares a sum equal to the nominal capital paid up or credited as paid up on such Preference Shares. The provisions of this paragraph are without prejudice to the other provisions of the Articles (as from time to time amended) as to conversion, redemption and repurchase of shares by the Company. The Preference Shares shall not entitle the holders thereof to any further or other right of participation in the assets of the Company.

(e) Further issues of Preference Shares

The Company may from time to time create and issue further preference shares ("Further Preference Shares") ranking as regards participation in the profits and assets of the Company *pari passu* with (but not in priority to) the Preference Shares. Subject to the preceding sentence, any such Further Preference Shares may either carry rights and restrictions as regards participation in the profits and assets of the Company which are identical in all respects with the Preference Shares or with any other series of Further Preference Shares or rights and restrictions differing in any respect including but without prejudice to the generality of the foregoing in that:

(i) a premium may be payable on a return of capital or there may be no such premium;

(ii) the Further Preference Shares may be redeemable on such terms and conditions as may be prescribed by the terms of issue thereof and/or the Articles for the time being; and

(iii) the Further Preference shares may be convertible at any rate or rates into Ordinary Shares or any other class of shares ranking as regards participation in the profits and assets of the Company after the Further Preference Shares.

(f) Restrictions on Transfer of Preference Shares

(i) The holder of a Preference Share shall not, without obtaining the prior written consent of the Directors, dispose of any interest in or otherwise create any Encumbrance over the Preference Shares registered in his name except in the case of a transfer of all (but not part only) of the Preference Shares to an Affiliate of the holder of the Preference Shares and provided and so long as it remains an Affiliate (failing which all the Preference Shares shall be transferred back to the holder of the Preference Shares prior to the transfer of such Affiliate). For this purpose, "Affiliate" means in relation to any body corporate any holding company within the meaning ascribed to such expression by sections 736 and 736A of the Act or subsidiary of such body corporate or any subsidiary of a holding company of such body corporate. For this purpose, "Encumbrance" means any mortgage, charge (whether fixed or floating), pledge, lien, security interest or other third party right or interest (legal or equitable) over or in respect of the Preference Shares.

(ii) The Directors may, in their absolute discretion and without giving any reason, decline to register any transfer of any Preference Shares whether or not it is fully paid.

(iii) The Directors will register a transfer of any Preference Share only upon delivery of evidence reasonably satisfactory to them (which may include an opinion of Counsel of recognised national standing in the United States) that such transfer complies with the requirements of the U.S. Securities Act of 1933, as amended, and the U.S. Investment Company Act of 1940, as amended.

(g) Conversion

(i) Subject as hereinafter provided, each holder of Preference Shares shall be entitled at the times and in the manner set out in the Articles to convert all or part of his Preference Shares into fully-paid Ordinary Shares (such Ordinary Shares being hereinafter referred to as the "Converted Ordinary Shares") on the following basis (such rate being herein called the "Conversion Rate"):

$A \div B$ = number of Converted Ordinary Shares

where:

A = the aggregate nominal amount expressed in pence of the Preference Shares held by a holder of such share which are the subject of a Conversion Notice pursuant to sub-paragraph (iii) below;

B = the price per share expressed in pence which is the arithmetic mean of the midpoints between the bid price and the ask price for an Ordinary Share at the close of business on each of the 20 business days commencing 10 business days before the date upon which a Conversion Notice is served upon the Company pursuant to sub-paragraph (iii) below.

Provided that each holder of Preference Shares shall be entitled to convert part only (rather than all) of his Preference Shares into Converted Ordinary Shares on only three occasions.

And provided further that a holder of Preference Shares shall not be entitled to exercise his right to convert Preference Shares into Converted Ordinary Shares if and to the extent that such conversion would result in the aggregate number of Ordinary Shares beneficially held by the Abbott Group (as such term is defined in a subscription agreement dated 27 October 1999 and made between the Company (1) and Abbott Laboratories, Inc. (2)) constituting more than 19.9 per cent. of the total number of Ordinary Shares in existence immediately following such conversion.

(ii) For the purposes of the provisions of the Articles summarised below, the "Conversion Date" shall be 1 July 2003.

(iii) The right to convert shall (subject as provided in sub-paragraph (i) above) be exercisable at any time within the period of two years commencing on the Conversion Date (the "Conversion Period") by completing the notice of conversion endorsed on

the share certificate relating to the Preference Shares to be converted or a notice in such other form as may from time to time be prescribed by the Directors of the Company in lieu thereof (a "Conversion Notice") and delivering the same (together with the relevant share certificate) to the Company Secretary for the time being provided, however, that no such notice of conversion may be given in respect of any Preference Shares in respect of which the Company has served such a notice.

(iv) A Conversion Notice may be given in respect of all or part of the Preference Shares registered in the name of any holder and, once given, may not be withdrawn without the consent in writing of the Company. The Company shall give to the holders of the Preference Shares notice in writing not less than 14 days nor more than four weeks prior to the Conversion Date reminding them of their right to convert. Such notice shall give the name and address of the Company Secretary and shall also, if the Directors have prescribed some form of Conversion Notice different from that endorsed on the certificates relating to the Preference Shares, be accompanied by a copy of the Conversion Notice so prescribed.

(h)   Redemption and repurchase

(i)   Antisoma may, subject to the provisions of the Act, redeem at any time all or any of the Preference Shares in issue at such time (and in respect of which no conversion notice has been received) and the amount payable on redemption thereof shall be the amount paid up thereon.

(ii) Antisoma shall give to the holders of any Preference Shares to be redeemed not less than 14 days' prior written notice of the redemption date. Upon such date each of the holders of the shares concerned shall be bound to deliver to the Company at such place the certificates for those shares in order that the same may be cancelled and upon such delivery Antisoma shall pay to each holder the amount due in respect of such redemption.

(iii) Subject to the provisions of the Act, Antisoma may at any time offer to purchase Preference Shares (i) by tender (available alike to all holders of Preference Shares) or (ii) by private treaty, upon such terms and conditions as it may think fit.

(iv) Upon the redemption of any Preference Shares the unissued shares resulting from such redemption shall be designated and (if necessary and so far as possible) subdivided or consolidated into Ordinary Shares forming one uniform class with the Ordinary Shares in the capital of Antisoma at the time.

8.   Antisoma Option Scheme

8.1   The following section summarises the Option Scheme, which was adopted by the Company on 20 November 1998:

8.1.1   There are two parts to the Antisoma Option Scheme. Part A, being the Approved Scheme ("Part A"), was formally approved by the United Kingdom Inland Revenue on 8 December 1998. Part B, being the Unapproved Scheme ("Part B"), is not approved by the United Kingdom Inland Revenue.

The summary below is written in respect of Part A. The terms of Part B are the same unless expressly indicated to the contrary. In addition, the Company has granted Enterprise Management Incentive ("EMI") Options which are subject to the rules of Part B of the Option Scheme. The EMI Options have been granted in accordance with the provisions of Schedule 14 to the Finance Act 2000 (now contained in the EMI Code in ITEPA).

8.1.2   Options to acquire Ordinary Shares may be granted at the discretion of the Board with the approval of the Remuneration Committee of the Board (the "Remuneration Committee") to any full time or part time employee of the Company or any participating company who is not within two years of retirement, including any Director required to devote 25 hours or more a week to working for the Company. Options will normally only be granted within 42 days of the announcement of the Company's annual or interim results but the Directors have a discretion allowing them to grant options in exceptional circumstances. Participation in the Option Scheme is entirely separate from and does not affect any pension right or the terms and conditions of employment of any eligible employee.

8.1.3 The Option Scheme is subject to an overall limit on the number of Ordinary Shares which may be acquired by subscription, such that, on any date, the aggregate number of Ordinary Shares in respect of which Options may be granted may not, when added to the number of Ordinary Shares placed under option in the previous 10 years under Part A and Part B of the Option Scheme (or any other employee share scheme adopted by the Company or any subsidiary) or in respect of an exchange of options following a takeover, exceed 10 per cent. of the number of Ordinary Shares in issue immediately prior to that date. For the purposes of this limit, Options which lapse by reason of non-exercise or otherwise or have been released, surrendered or cancelled cease to count.

8.1.4 No Option may be granted to any individual if, as a result, either:

(a) in the case of Part A, the aggregate price payable for the Ordinary Shares which may be acquired pursuant to Options and other rights granted to the option holder under Part A or any other United Kingdom Inland Revenue approved discretionary share option scheme (not being a savings related share option scheme) of the Company or any associated company of the Company, which have neither been exercised nor lapsed, would exceed £30,000; or

(b) in the case of Part B, the market value of the shares under option when aggregated with the market value of shares comprised in any Option granted to an option holder under Part B and any other discretionary share option scheme of the Company or any associated company of the Company during the previous year would exceed 1.5 times the annual salary (excluding cash bonuses and benefits in kind) of the participant for the current financial year or, if the participant did not receive an annual salary in that financial year, 1.5 times his salary for the year beginning on the first day on which the participant receives an annual salary during the current financial year.

8.1.5 Before granting any Option which replaces one previously exercised, the Board must satisfy itself that there has been a sustained improvement in the performance of the Company over the three year period preceding the proposed grant. However, this rule is currently redundant because the Company has an annual granting policy and does not grant "reload" options in this way.

8.1.6 The exercise price shall be not less than the higher of the nominal value of an Antisoma Share in the Company and the market value of an Antisoma Share determined by reference to the average of the middle market quotations of a share as derived from the London Stock Exchange Daily Official List on the three dealing days preceding the relevant date of grant. The exercise price and the number of Ordinary Shares subject to an Option may be adjusted in the event of any issue of shares (other than as consideration for an acquisition), a capitalisation issue, share split, consolidation of shares or reduction of capital of the Company and/or any other variation in the share capital of the Company which, in the opinion of the Directors, justifies a variation in the number of shares under option or the option exercise price subject, except in the case of a capitalisation issue, to the receipt by the Directors of the written confirmation of the auditors that such adjustment is fair and reasonable and (in the case of Part A only) the approval of the United Kingdom Inland Revenue. Option holders shall be notified as soon as practicable of any adjustments in accordance with the terms of the Option Scheme.

8.1.7 In normal circumstances, Options may be exercised at any time between the third and tenth anniversaries of their date of grant, provided that any exercise conditions to which they are subject have been fulfilled and that the option holder is an employee or director of the Company or any participating company.

8.1.8 Exercise conditions will be set by the Directors acting on the recommendation of the Remuneration Committee. Options will become exercisable on the death of a participant or on the option holder ceasing to be an eligible employee by reason of injury, disability, sickness, or redundancy even though the exercise condition has not been satisfied, or, subject to the satisfaction of the exercise condition, retirement or the sale or transfer out of the group of the company, business or that part of the business to which the option holder's employment relates. Rights of exercise arise on a change of control or the reconstruction of the Company and in the event of a voluntary winding-up (subject, in the majority of cases,

to the satisfaction of the exercise condition). Options will lapse if they are not exercised within 10 years of their date of grant or if the option holder ceases to be employed in circumstances other than those mentioned above unless the Directors permit otherwise.

8.1.9 The Option Scheme provides for the following:

(a) Ordinary Shares issued pursuant to the Option Scheme will rank *pari passu* in all respects with the Ordinary Shares already then in issue except that they will not rank for rights attaching to Ordinary Shares by reference to a record date falling prior to the date of issue and in the case of the transfer of existing shares, the participant shall not acquire rights attaching to the shares by reference to a record date falling prior to the date of transfer;

(b) all Options are non-transferable; and

(c) on a change of control or reconstruction of the Company, Options may, by agreement with the company acquiring control of the Company, be released in consideration for the grant of equivalent rights over the shares of the acquiring company or a company associated with it. In respect of Part A of the Option Scheme rights are regarded as equivalent if, broadly, the aggregate market values of the shares under both the old and new options and the aggregate exercise price of each option are, on the date of exchange, equal.

8.1.10 The Option Scheme is administered by the Directors, who may amend the Option Scheme by resolution. The prior approval of Shareholders in general meeting, will be required for amendments to the advantage of participants. Shareholder approval is not required for minor amendments made to benefit the administration of the Option Scheme, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants in the Option Scheme, the Company or any participating company provided always that Shareholder approval must be obtained for amendments to the limits set in paragraphs 8.1.3 and 8.1.4 above. The prior approval of a majority of those option holders who respond to an invitation by the Directors to indicate whether or not they approve of an alteration or addition, will be required for any alterations or additions to their disadvantage. All amendments to Part A require Inland Revenue approval.

8.1.11 The Option Scheme may be terminated at any time by resolution of the Directors or by the Company in general meeting and shall in any event terminate on the tenth anniversary of the commencement date. Termination shall not affect outstanding rights of participants.

8.1.12 In respect of Part A, it is a condition of exercise of options that the amount of any tax, duties or primary Class 1 (employees') National Insurance Contributions for which the Company is required to account to the Inland Revenue as a result of the grant or exercise of any Options shall be reimbursed to the Company by the participant forthwith or in any event no later than 21 days following the date of grant or exercise of the Option as the case may be. Part B contains a similar provision to cover tax, duties, primary Class 1 (employees') National Insurance contributions and subject to the agreement of the participants and, if requested by the Company, secondary Class 1 (employer's) National Insurance Contributions.

8.2 Options granted under Part A and Part B of the Option Scheme were, pursuant to the rules of the Option Scheme, granted for no consideration. Other options granted under individual option instruments have also been granted either for no or nominal consideration. At the date of this document, the following options to subscribe for Ordinary Shares are outstanding under (i) the Option Scheme and (ii) individual grants of options under separate option instruments (11 of which were granted to employees of Antisoma):

Date of grant	No. of Ordinary Shares	Exercise price per Antisoma Share (pence)	Exercise period
16.03.98	648,321	Note (i)	Note (i)
31.03.98	131,285	1.00	17.12.98 to 30.03.05
16.12.98	54,026	74.00	16.12.98 to 15.12.03
16.12.98	810,401	74.00	17.12.98 to 15.12.08
16.12.98	324,160	74.00	Note (ii) to 15.12.08
16.12.98	189,088	32.40	Note (iii)
09.07.99	864,428	42.60	Note (ii) to 09.07.09
16.12.99	97,245	104.10	17.12.02 to 15.12.09
18.02.00	378,853	104.60	Note (iv) to 17.2.10
09.06.00	676,818	100.90	Note (iv) to 08.06.10
19.09.00	351,056	142.50	Note (iv) to 18.09.10
02.10.00	99,047	145.30	Note (iv) to 01.10.10
13.02.01	221,188	211.90	Note (iv) to 12.02.11
12.03.01	4,139	161.00	Note (iv) to 11.03.11
17.09.01	937,305	37.50	Note (iv) to 16.09.11
16.04.02	3,407,283	20.70	Note (iv) to 15.04.12
23.09.02	6,698,418	12.34	Note (iv) to 22.09.12
20.02.03	1,744,833	26.34	Note (iv) to 19.02.13
28.02.03	86,208	26.34	Note (iv) to 27.02.13
01.10.03	1,913,803	38.17	Note (iv) to 30.09.13
	19,637,905		

Notes:

(i) 216,107 of the shares under option become exercisable on each of the first, second and third anniversaries of the date of grant or, if earlier, on the date of a change of control of the Company. The exercise price for the first tranche of options is 32.4 pence per share. The exercise price for the second and third tranches are 38.9 pence per share and 46.6 pence per share respectively. The Options must be exercised on or before 15 March 2005.

(ii) One quarter of the total number of shares under Option are exercisable on the date of grant. One quarter of the total number of shares under Option become exercisable on each of the first, second and third anniversaries of the date of grant or, if earlier, on the date of a change of control of the Company.

(iii) The Options are exercisable under two parallel options granted under the Option Scheme: Part A and Part B. Under Part A the Options may only be exercised following an agreement for the commercialisation of pemtumomab and after three years have lapsed since the date of grant. Under Part B they may be exercised following an agreement for the commercialisation of pemtumomab or, if earlier, on the date of a change of control of the Company. Shares under Option may be acquired under either Part A or Part B of the Option Scheme, but not both. The latest date that the Options may be exercised is 15 December 2008.

(iv) The Options are exercisable from the day following the third anniversary of grant or following a change in control of the Company. Exercise of the Options is subject to certain conditions relating to share price performance.

9. **Antisoma Incentive Plan**

9.1 The following section summarises the Incentive Plan, which is the subject of a shareholder resolution to be proposed at the Annual General Meeting to be held on 9 December 2003.

9.1.1 The operation of the Incentive Plan will be supervised by the Company's remuneration committee (the "Committee"), all the members of which are independent non-executive Directors.

Two types of award can be made under the Incentive Plan, namely:

(a) Performance Awards: shares are delivered to an executive after three years, subject to continued employment and satisfying a pre-specified performance target; and

(b) Matching Awards: this is a form of co-investment scheme whereby an executive who reinvests part of his, or her annual bonus in shares ("Invested Shares") will receive a matching award of free shares, the receipt of which is subject to continued employment for not less than three years and the meeting of a pre-specified performance target.

9.1.2 All employees of the Company and its subsidiaries who are not under notice nor within six months of their contractual retirement age will be eligible to participate in the Incentive Plan at the discretion of the Committee. Initially the Incentive Plan will be restricted to no more than a small number of senior executives and executive Directors.

9.1.3 Awards may be made within the six weeks following the announcement by the Company of its results for any period, or the removal of any statutory or regulatory restriction which had previously prevented an award being granted or at other times considered by the Committee to be exceptional. If Shareholder approval at the 2003 annual general meeting is obtained, the first awards may be made at any time before March 2004. No awards may be made more than ten years after the adoption of the Incentive Plan by the Company. The Committee will formally review the operation of the Incentive Plan after no more than five years. An award consists of the right to acquire shares in the Company for payment equal to a nominal sum. In respect of rights to subscribe for shares this sum is the nominal value of the Company's shares (1 penny per share). Awards are neither transferable nor pensionable.

9.1.4 No Performance Awards may be granted over shares in any financial year whose value is greater than one times an employee's annual rate of salary. The value of shares for this purpose will be the average published closing price of an Ordinary Share for the three dealing days immediately preceding the date of grant of the Performance Award. Where the Plan is operated in the same financial year as the Option Scheme the aggregate value of shares over which Options and Performance Awards can be made in any one financial year to an individual is one and a half times his annual salary. The annual amount of Invested Shares, for which a corresponding Matching Award shall be made, that may be purchased by an employee will be restricted to shares with a value equal to one-third of the employee's annual salary. If the employee agrees to meet the employer National Insurance liability on the exercise of Awards or Options these limits are increased to the extent necessary to leave the employee financially no better off than if the Company was paying the National Insurance.

9.1.5 An award will normally vest no earlier than the third anniversary of its grant to the extent that the applicable performance condition (see below) has been satisfied, the participant is still employed by the Group and, if operated as a co-investment (matching) scheme, the Invested Shares have been retained. It will then remain capable of exercise for a period of three years.

(a) Performance Awards

The Committee intends to set a demanding performance condition on the vesting of Performance Awards. For the initial Performance Awards, the performance condition will be one based on the Company's Total Shareholder Return compared to selected UK listed biotechnology/pharmaceutical companies. For the initial set of awards, this list of companies will be compiled closer to the proposed date of grant, but if an award was to be granted today the Committee would select at least 20 UK listed companies. Performance will be measured over the three years starting on 1 January or 1 July immediately preceding the date of grant. Averaging will take place over the month preceding the start and end of the performance period. The vesting of Performance Awards will be as follows:

Performance ranking after three years	% of Performance Shares Vesting
At least upper quartile	100%
Between median and upper quartile	Pro rata between 25% and 100%
Median	25%
Below median	Zero

If the performance condition is not satisfied after the first three years, the Performance Award will lapse; there will be no opportunity for retesting. Alternative but broadly no less demanding conditions may be set for below Board level executives if the Committee feels that these would be a more appropriate way of motivating selected executives, for example, achieving regulatory approval for certain drugs or achieving revenue targets.

(b) Matching Awards

The Committee also intends to set a demanding performance condition on the vesting of Matching Awards. Initially, the performance condition will be based on the Company's Total Shareholder Return compared to the same list of selected UK listed biotechnology/pharmaceutical companies as for Performance Awards over a three, four or five year period.

71

Matching Awards will be a multiple of the number of Invested Shares which are acquired (up to 33 per cent. of an executive's salary each year) based on performance as follows:

Performance ranking	Ratio of matching awards to Invested Shares after 3 years	Ratio of matching awards to Invested Shares after 4 years	Ratio of matching awards to Invested Shares after 5 years
At least upper quartile	1:1	1.25:1	1.5:1
Between median and Upper quartile	Pro rata between 0.25:1 and 1:1	Pro rata between 0.3125:1 and 1.25:1	Pro rata between 0.375:1 and 1.5:1
Median	0.25:1	0.3125:1	0.375:1
Below median	Zero	Zero	Zero

After three years, if the Company's performance is below median, the Matching Award will lapse. However, if the Company's performance is at or above median, an executive can decide not to exercise the Matching Award and to keep his/her shares as Invested Shares for a further year, in which case, the matching ratio has the potential to rise (but not fall) as shown in the above table. This is repeated after the fourth year so that at the end of the fifth year, the maximum level of match would be 1.5:1 for upper quartile performance over the five years. An award will lapse upon cessation of employment for any reason, except where the Committee considers that circumstances warrant otherwise, in which case the Committee shall determine the extent to which the award may be exercised, having regard to the extent to which the performance condition has been met at that time and the time elapsed since the date of award.

In the event of a winding up of the Company, an award will vest early, to the extent that the performance condition has been achieved at that date. In the event of a takeover or scheme of arrangement of the Company, awards will not vest early if the acquiring company offers to roll-over awards over shares in the Company into awards over shares in the new holding company on broadly similar terms as judged by the Committee immediately prior to the change of control. If such replacement awards are not offered or the Committee determines that the basis of exchange is not broadly similar then the awards will vest to the extent that the performance condition has been met at the date of the change of control.

Shareholder approval will be required if the Committee wishes to make awards subject to targets which it considers less challenging than those detailed above. The specified performance condition will be disclosed in the Company's annual report and accounts.

9.1.6 The Incentive Plan may operate over newly issued Ordinary Shares or market-purchased Ordinary Shares. The number of new Ordinary Shares that may be issued under the Incentive Plan and any other employee or executive share scheme established by the Company will be limited to 10 per cent. of the issued ordinary share capital of the Company over any 10 consecutive financial years on the proposed date of grant (excluding options granted prior to the Company's flotation on NASDAQ Europe in 1998).

9.1.7 Until awards vest, executives shall have no voting or other rights in respect of the Ordinary Shares subject to their awards. Ordinary Shares allotted under the Incentive Plan will rank *pari passu* with all other ordinary shares of the Company for the time being in issue (except for rights arising by reference to a record date prior to their allotment).

9.1.8 In the event of any increase or variation of share capital or on a demerger, payment of a capital dividend or similar event involving the Company, adjustments considered to be appropriate by the Committee may be made to the total number of shares subject to awards.

9.1.9 The Incentive Plan may at any time, on the recommendation of the Committee, be amended or added to by the Directors in any respect, provided that the prior approval of the Company in general meeting has been obtained for alterations or additions to the rules of the Incentive Plan to the advantage of participants in respect of the rules governing eligibility, individual limits on participation, the terms on which awards may be exercised, overall Incentive Plan limits and the adjustment of awards as described above. Minor amendments to benefit the administration of the Incentive Plan, to take account of a

change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or group companies would not require approval in general meeting. This does not inhibit the ability of the Committee to adjust performance targets to take account of supervening events so that they will meet their original purpose. No amendment may be made which would be to the disadvantage of a participant unless the majority of participants so affected and who respond to the Company agree to the amendment. The right is also reserved up to the forthcoming Annual General Meeting to make such amendments to the Incentive Plan as are considered appropriate, provided they do not conflict in any material respect with this summary of the rules of the Incentive Plan.

10. Taxation

The following paragraphs are intended only as a general guide to the UK tax position at the date of this document for individual and corporate shareholders who are resident or ordinarily resident in the UK for tax purposes holding ordinary shares beneficially as investments and are based (except where otherwise stated) on current UK legislation and published Inland Revenue practice. If any person is in doubt as to his tax position or is subject to tax in a jurisdiction other than the UK, he should consult his independent professional adviser without delay.

10.1 Taxation of Chargeable Gains

A holder of Ordinary Shares who is not resident nor, in the case of a non-corporate holder, ordinarily resident in the UK for UK taxation purposes is not subject to UK taxation of chargeable gains unless, in the case of a non-corporate holder, he carries on a trade, profession or vocation in the UK through a branch or agency and, in the case of a corporate holder, carries on a trade in the UK through a permanent establishment and the assets disposed of are situated in the UK and are used in or held for the purposes of the branch or agency or the permanent establishment (as the case may be) or are acquired for use by that branch or agency or that permanent establishment (as the case may be).

(i) New Shares acquired up to maximum entitlement

For the purposes of tax on chargeable gains, the issue of New Shares to Qualifying Shareholders up to their maximum entitlement under the Open Offer should be regarded as a reorganisation of the share capital of the Company.

On the above basis, to the extent that a Qualifying Shareholder takes up New Shares up to his maximum entitlement, the New Shares so acquired and the Qualifying Shareholder's existing holding of Ordinary Shares will, for the purposes of tax on chargeable gains, be treated as the same asset and as having been acquired at the same time as the existing holding was acquired. The amount paid for the New Shares will be added to the allowable expenditure for the Qualifying Shareholder's existing holding and the aggregated amount will, on a subsequent disposal of any shares comprised in the composite holding of Ordinary Shares and New Shares (the "Composite Holding"), be apportioned between the number of shares disposed of and the number remaining by reference to the market value of Ordinary Shares at the date of the disposal.

(ii) Tax on Subsequent Disposal

If Qualifying Shareholders sell some or all of the New Shares subscribed by them they may, depending on their circumstances, incur a liability to UK taxation on chargeable gains.

For periods after April 1998 indexation allowance is available only for the purposes of corporation tax and is not available to individuals, personal representatives or trustees. The following paragraphs accordingly deal separately with the positions of corporate and non-corporate Qualifying Shareholders.

(a) Corporate Qualifying Shareholders

Qualifying Shareholders within the charge to corporation tax will continue to obtain the benefit of indexation allowance on the Composite Holding, although in calculating the amount of any indexation allowance on any subsequent disposal of, or of any part of, the Composite Holding, the expenditure incurred in subscribing for the New Shares will be treated as incurred only when the Qualifying Shareholder made or became liable to make payment for those shares.

73

(b) *Non-corporate Qualifying Shareholders*

For individuals, personal representatives and trustees, indexation allowance has been frozen as at April 1998 (although indexation relief for holding periods up to April 1998 has been preserved) and has been replaced by a system of taper relief. Taper relief operates by reducing the amount of any gain realised on the disposal of an asset (after taking into account indexation relief, if applicable) by a percentage dependent on the period of ownership of that asset since April 1998 and on whether the asset qualifies as a business or non-business asset for that period. On a subsequent disposal of, or any part of, the Composite Holdings, although the New Shares will be treated as the same asset as the Qualifying Shareholder's existing holding, indexation allowance will not be given in respect of any amount paid for New Shares. On such a subsequent disposal, taper relief for the Composite Holding will be calculated according to the period of ownership of a Qualifying Shareholder's existing holding of Ordinary Shares, such period beginning on the day of acquisition of the exisiting holding or 5 April 1998, if later.

10.2 Taxation of Dividends

(i) Under current United Kingdom tax legislation the Company is not required to withhold tax from dividend payments it makes.

(ii) An individual Shareholder who is a resident for tax purposes in the UK is entitled to a tax credit in respect of any dividend received equal to one ninth of the amount of cash dividend received.

(iii) Such individual Shareholder's liability to UK tax is calculated on the sum of the dividend and the tax credit which, with certain other investment income, will be regarded as the top part of the individual's income and which will be subject to UK income tax at the rates of tax described below. The tax credit therefore equals 10 per cent. of the sum of the dividend and the tax credit. The tax credit will be available to offset the shareholder's liability (if any) to income tax on the sum of the dividend and tax credit.

An individual Shareholder liable to income tax at the basic rate or at a rate which is lower than the basic rate will be liable to tax on dividend income received at the rate of 10 per cent. This means that the tax credit will satisfy the income tax liability of such shareholders.

An individual Shareholder will be liable to tax on dividend income received at the rate of 32.5 per cent. on the gross dividend to the extent that the gross dividend, when treated as the top slice of that shareholder's income, falls above the threshold for higher rate income tax. After taking into account the 10 per cent. tax credit, a higher rate taxpayer will therefore be liable to additional income tax of 22.5 per cent. of the gross dividend, equal to 25 per cent. of the net dividend.

With limited exceptions (relating to shares held in Individual Savings Accounts or Personal Equity Plans, where the tax credit relates to a dividend payment prior to 5 April 2004) where the tax credit exceeds the tax liability of UK resident individual shareholders, they cannot claim repayment of the tax credit from the Inland Revenue.

(iv) Subject to certain exceptions for traders in securities and overseas insurance companies, a corporate Shareholder resident for tax purposes in the UK will not normally be liable to corporation tax on any dividend received. These Shareholders will not be able to claim repayment of tax credits attaching to dividends.

(v) Shareholders not resident in the UK for tax purposes may be subject to tax on dividend income under any law to which they are subject outside the UK. Non-resident Shareholders should consult their own tax advisers concerning the possible application of such provisions as well as the procedure for claiming payment and what relief or credit may be claimed for such credit which will depend upon the existence and the terms of any applicable double tax treaty between the United Kingdom and the country in which the Shareholder is resident. However, changes to the amount of tax credit associated with dividends paid by the Company on or after 6 April 1999 have affected (and will often eliminate) the amount of any repayment claim which can be made.

10.3 Stamp Duty and Stamp Duty Reserve Tax ("SDRT")

No liability to stamp duty or SDRT will generally arise on the application for New Shares or in the allotment and issue of New Shares by the Company to Qualifying Shareholders pursuant to the Open Offer unless the New Shares are acquired for the purposes of an arrangement for the provision of clearance services or the issue of depositary receipts.

Subsequent dealings in New Shares will be subject to stamp duty or SDRT in the normal way.

11. Litigation

No member of the Antisoma Group is or has been engaged in any legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Company is aware) which may have or have had in the recent past (covering at least the previous 12 months) a significant effect on Antisoma's financial position.

12. Material Contracts

No member of the Antisoma Group has entered into (i) any contract (not being a contract entered into in the ordinary course of business) within the two years preceding the date of publication of this document which is or may be material or (ii) any other contract (not being a contract entered into in the ordinary course of business) which contains any provision under which any member of the Antisoma Group has any obligation or entitlement which is material to the Antisoma Group as at the date of this document, other than:

12.1 The Placing Agreement dated 25 November 2003 made between (1) the Company and (2) Nomura pursuant to which Nomura has agreed, as agent of the Company, and subject to the terms and conditions set out in the Placing Agreement, to make the Open Offer and to use its reasonable endeavours to place the New Shares with placees, and to the extent to which it fails to procure placees to itself subscribe as principal at the Issue Price for any New Shares not taken up by Qualifying Shareholders.

The Company has agreed to pay (together with any applicable value added tax thereon) to Nomura an aggregate commission of 3 per cent. of the aggregate value of the New Shares at the Issue Price under the Placing Agreement (save that any New Shares placed with Roche under the Placing will attract a commission of 2 per cent.) and a corporate advisory fee of £100,000. If the Placing Agreement does not become unconditional in all respects, Antisoma may be responsible for sub-underwriting commissions payable to placees at no more than 0.5 per cent. of the aggregate value of the New Shares at the Issue Price.

The Company will also be responsible for paying the incidental costs and expenses of, and relating to, the Placing and Open Offer.

The Company has given certain warranties to Nomura as to the accuracy of information in this document and as to other matters in relation to the Company and its business as are usual for a document of this nature. In addition, the Company has agreed to indemnify Nomura in relation to certain liabilities which it may incur in respect of the Placing, the Open Offer, Admission or other arrangements contemplated by this document or the Placing Agreement.

The principal obligations of Nomura under the Placing Agreement are conditional, *inter alia*, upon the passing of Resolution number 1 contained in the notice of Extraordinary General Meeting set out at the end of this document and upon Admission having occurred by 8.00 a.m. on 19 December 2003.

Nomura may terminate its obligations under the Placing Agreement if, *inter alia*, any of the warranties given by the Company are breached at any time before Admission or in the event of certain force majeure events affecting either the Company or the global economy.

The Directors are mindful of the Competition Commission's recommendations with regard to competitive tendering of sub-underwriting commissions. However, the Directors believe that by virtue of the size of the fundraising such a process would be unlikely to result in any significant benefit to the Company and that the commissions being offered to placees under the Placing are competitive and, as such, have not sought to offer the sub-underwriting for tender as to commissions payable.

12.2 Antisoma entered into irrevocable undertakings with certain of its Shareholders in respect of the Placing and Open Offer pursuant to which Shareholders undertook either to take up or not to take up their rights under the Open Offer. All of these irrevocable undertakings were dated 24 November 2003 and were given by the following Antisoma Shareholders in respect of the following numbers of Ordinary Shares:

   (i)   Leventis undertook not to take up its rights in respect of 28,293,378 Ordinary Shares;

   (ii)   Roche undertook not to take up its rights in respect of 20,733,240 Ordinary Shares;

   (iii)   Barry Price undertook to take up his rights in respect of 295,260 Ordinary Shares;

   (iv)   Raymond Spencer undertook to take up his rights in respect of 202,230 Ordinary Shares;

(v)   Glyn Edwards undertook to take up his rights in respect of 150,000 Ordinary Shares;

(vi)   Grahame Cook undertook to take up his rights in respect of 225,000 Ordinary Shares; and

(vii)   James Coombes undertook to take up his rights in respect of 86,250 Ordinary Shares.

12.3   On 15 November 2002, as part of the other Roche Agreements, Antisoma entered into a subscription agreement with Roche Finance pursuant to which Roche Finance agreed to subscribe for 20,733,240 Ordinary Shares at a price of 20 pence per Ordinary Share in cash. The subscription agreement contains representations and warranties given by Antisoma to Roche Finance and by Roche Finance to Antisoma. Roche Finance has agreed not to dispose of any interest in the Ordinary Shares for a period commencing on completion of the subscription, 14 January 2003, and ending on the earlier of (i) 30 days after the first marketing approval date of R1549 (formerly Pemtumomab) in a major market, (ii) 3 years after the completion of the subscription and (iii) the date of termination of the Roche Agreements (the "Standstill Period"). Roche Finance has further undertaken that for a period of 18 months following the expiry of the Standstill Period, it will consult with Antisoma and Antisoma's brokers with a view to maintaining an orderly market in Antisoma's Ordinary Shares.

12.4   On 22 February 2002, Antisoma entered into an underwriting agreement with SG Securities (London) Limited ("SGSL") and ING Barings ("ING") pursuant to which SGSL and ING each agreed to use their respective reasonable endeavours to procure subscribers for new Ordinary Shares being issued pursuant to the Rights Issue and to the extent that they did not procure such subscribers, to procure the new Ordinary Shares themselves at 20 pence per Ordinary Share. Antisoma agreed to pay SGSL and ING an aggregate commission of 5% of the gross proceeds of the new Ordinary Shares as well as all their costs and expenses. The underwriting agreement included certain warranties and an indemnity given by Antisoma in favour of each of SGSL and ING.

12.5   Antisoma entered into irrevocable undertakings with certain of its shareholders in respect of the Rights Issue pursuant to which shareholders undertook either to take up or renounce their rights under the Rights Issue. All of these irrevocable undertakings were dated 19 February 2002 (save for those given by Leventis and Abbott which are dated 20 February 2002 and 18 February 2002 respectively) and were given by the following Antisoma Shareholders in respect of the following numbers of Ordinary Shares:

(i)   Leventis undertook to renounce its rights in respect of 16,823,876 Ordinary Shares;

(ii)   Abbott undertook to renounce its rights in respect of 6,084,180 Ordinary Shares;

(iii)   Barry Price undertook to take up his rights in respect of 100,000 Ordinary Shares;

(iv)   Raymond Spencer undertook to take up his rights in respect of 35,000 Ordinary Shares;

(v)   Glyn Edwards undertook to take up his rights in respect of 10,000 Ordinary Shares;

(vi)   Grahame Cook undertook to take up his rights in respect of 16,250 Ordinary Shares; and

(vii)   Michael Pappas undertook to take up his rights in respect of 6,000 Ordinary Shares.

13.   Properties

Antisoma occupies two properties, both of which are held on a leasehold basis.

Antisoma's administrative offices are currently based in approximately 11,000 square feet of office space at Hanger Lane, London, England. A new lease for the Hanger Lane premises, which is with Leventis Overseas Limited, has been agreed and will be finalised following completion of certain court formalities. The current rent payable for the Hanger Lane premises is approximately £200,000 per year.

Antisoma's laboratories are located in a stand-alone building of approximately 17,000 square feet on the site of St. George's Hospital Medical School, Tooting, London. The Tooting facilities consist of both office and laboratory space with facilities for a range of product development activities including protein engineering, pre-clinical model development and radio-labelling studies. Antisoma's agreement in respect of the Tooting property expires in 2010. The current annual rent payable under the lease for the Tooting premises is approximately £138,000.

14. Working Capital

The Company is of the opinion that, taking account of existing cash resources and assuming the receipt of the net proceeds of the Placing and the Open Offer, the Antisoma Group has sufficient working capital for its present requirements, that is for at least the next 12 months from the date of publication of this document.

15. Significant Change

There has been no significant change in the financial or trading position of the Antisoma Group since 30 June 2003, the date to which the last audited consolidated financial statements of the Antisoma Group were made up.

16. General

16.1 The costs and expenses of and incidental to the Placing and the Open Offer are payable by the Company and are estimated to amount to approximately £1.2 million (including VAT which is considered irrecoverable).

16.2 The total proceeds of the Placing and the Open Offer will amount to £15.2 million and, after deduction of the expenses, of which approximately £0.6 million is payable to financial intermediaries of the Placing and the Open Offer, the net proceeds will be approximately £14.0 million.

16.3 Nomura, which is a member of and regulated by the Financial Services Authority, has given and not withdrawn its written consent to the issue of this document with the inclusion herein of the reference to its name in the form and context in which it appears and has authorised the same for the purposes of Regulation 6(1)(e) of the Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001.

16.4 The Antisoma Group's auditors for the financial years ended 30 June 2001 and 30 June 2002 were PricewaterhouseCoopers, Chartered Accountants and Registered Auditors of Abacus House, Castle Park, Cambridge CB3 0AN. On 1 January 2003 PricewaterhouseCoopers resigned and were replaced by PricewaterhouseCoopers LLP. The Antisoma Group's auditors for the financial year ended 30 June 2003 were therefore PricewaterhouseCoopers LLP of the same address. Statutory audited accounts for the three financial years ended 30 June 2001, 30 June 2002 and 30 June 2003 have been delivered to the Registrar of Companies.

16.5 The closing price of the Ordinary Shares on 24 November 2003 (being the last practicable date prior to the publication of this document) represents a premium of 43.25 pence per Ordinary Share over the nominal value of 1 penny.

17. Sources of information

Part 2 of this document contains a number of references to facts, figures and statistics extracted from certain source materials. Where this is the case, a source is listed below.

"Every year ovarian cancer occurs in around 190,000 women worldwide."

Source: Globocan 2000: Cancer Incidence, Mortality and Prevalence Worldwide, version 1.0, IARC Cancer Base No. 5, Lyon, IARC Press, 2001: Ovary etc. (All ages)

"With more than 70 per cent. having advanced disease [ovarian cancer] at the time of diagnosis, survival rates remain poor."

Source: Principles and Practices of Oncology, 6th Edition, page 1599

"As worldwide cases of gastric cancer number some 875,000 each year..."

Source: Globocan 2000: Cancer Incidence, Mortality and Prevalence Worldwide, version 1.0, IARC Cancer Base No. 5, Lyon, IARC Press, 2001: Stomach (All ages) female and Stomach (All ages) male

"It [breast cancer] occurs annually in more than one million women and kills more than 370,000 women worldwide every year."

Source: Globocan 2000: Cancer Incidence, Mortality and Prevalence Worldwide, version 1.0, IARC Cancer Base No. 5, Lyon, IARC Press, 2001: Breast (All ages)

"The annual incidence of glioma is approximately 32,600 in North America, Europe and Japan."

Sources:

1. Globocan 2000: Cancer Incidence, Mortality and Prevalence Worldwide, version 1.0, IARC Cancer Base No. 5, Lyon, IARC Press, 2001: Brain, nervous system (All ages) Male and Brain, nervous system (All ages) Female

2. CBTRUS 1995-1999 Data which was cited in ABC2 – Brain Cancer Statistics at www.abc2.org/statistics.shtml

18. Documents available for inspection

Copies of the following documents will be available for inspection at the offices of CMS Cameron McKenna, Mitre House, 160 Aldersgate Street, London EC1A 4DD during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) from the date of this document until 18 December 2003.

(i)   this document;

(ii)   the Memorandum and Articles of Association of Antisoma;

(iii)   the audited consolidated financial statements of Antisoma for the three financial years ended 30 June 2003;

(iv)   the material contracts referred to in paragraph 12 of this Part 6;

(v)   the service contracts referred to in paragraph 6 of this Part 6;

(vi)   the rules of the Antisoma Share Option Scheme; and

(vii)   the written consent referred to in paragraph 16 of this Part 6.

25 November 2003

GLOSSARY OF TECHNICAL TERMS

"animal model"   Animals with diseases identical or similar to human diseases used for testing the potential utility of drugs

"antibody"   A protein molecule formed by the immune system that reacts specifically with a particular antigen

"antigen"   A molecule targeted by an antibody and capable of stimulating the production of antibodies against itself. Many cancer antigens do not stimulate the human immune system strongly, but antibodies against them can be obtained by introducing them into another species

"apoptosis"   Programmed cell death – a natural process that plays a vital role in the development, maintenance and renewal of tissues and organs. Failure of apoptosis may be a cause of cancer

"BC1"   An antibody recognising and binding to a protein, oncofoetal fibronectin, that is associated with tumour blood vessels

"cancer"   A broad term used to describe a group of diseases which are characterised by uncontrolled growth and spread of abnormal cells

"caspase"   The name given to a family of protease enzymes which have been identified as being involved in the process of apoptosis

"CEA"   Carcinoembryonic antigen, a protein produced by a number of cancer cells

"chelator"   A chemical linker used, for example, to link radioactive isotopes to monoclonal antibodies

"chemotherapy"   Treatment with certain chemicals that attack cancer cells by interfering with cellular processes. These agents also affect certain normal cells, especially young and dividing cells such as those in the bone marrow and hair follicles, and can destroy immunity if given for too long and too intensely

"clinical trials"   The study in humans of medicinal product candidates in order to determine their safety and efficacy. They are generally classified into phases I to III

"cytokine"   A chemical messenger; cytokines are essential for a co-ordinated immune response

"cytotoxic"   Capable of killing cells

"DMXAA"   5,6,-Dimethylxanthenone-4-acetic acid — the chemical name for AS1404

"DNA"   Deoxyribonucleic acid (DNA) and ribonucleic acid (RNA) are the two chemical substances involved in the genetic transmission of characteristics from parent to offspring and in the manufacture of proteins

"DNase"   Enzyme that degrades DNA

"docetaxel"   One of the taxane class of anti-cancer drugs

"enzyme"   A protein that acts as a catalyst for a specific biochemical reaction, i.e. alters that reaction without being altered by it

"epithelial"   Relating to an epithelium, a membranous tissue covering a large proportion of the body's surfaces, both internal and external

"external radiotherapy"   A therapeutic technique in which a tumour is targeted with a beam of radiation from a source outside the body

"fibronectin"   A molecule that facilitates cellular organisation within the body

"gastric"   Relating to the stomach

79

"glioblastoma"	Tumour of the glia, the connective tissue of the central nervous system, which makes up about 40 per cent. of the volume of the brain
"GMP"	Current good manufacturing practice as prescribed by law or by the appropriate regulatory agency in the country of use
"HMFG1"	A mouse monoclonal antibody isolated in response to human milk fat globule, a component of human milk. This antibody or its humanised derivative provide the targeting component of R1549, R1550 and AS1406
"humanised"	A molecule derived from an animal cell that has been genetically modified in order to give the molecule some properties of a human cell product. Antibodies may be humanised so that they are less likely to be rejected by the body's immune system on repeat administration
"IL12"	A cytokine with a wide range of biological effects; when given as a drug it has been shown to have anti-tumour activity
"immune system"	The body's major defence against a foreign substance. It attacks the foreign substance and can maintain a memory of the invader
"indication"	The use for which a drug is intended. For example, one of the indications for which R1549 is being developed is adjunctive therapy of ovarian cancer in women who enter remission following surgery and chemotherapy
"in-licensing"	The acquisition of rights to develop and sell product candidates in exchange for payments, which typically include cash, milestone payments and royalties on any future sales
"in vitro"	Experiments performed in non-living systems
"lymphoma"	A form of blood cancer
"metastasis"	The spread of any disease from its primary site to other sites in the body by way of the bloodstream, the lymphatic system (the interconnected system of spaces and vessels between body tissues and organs) or by direct contact between surfaces
"molecule"	A chemical substance made up of two or more atoms
"monoclonal antibody"	An antibody made from a single clone (hybridoma) of white blood cells, and with specificity against a single antigen target
"MUC1"	A cell membrane protein present in a variety of tumours of epithelial origin
"murine"	Of mouse (or rat) origin
"mutation"	Any change in the genetic code, or DNA, of a cell. Certain mutations may lead to cancer or other diseases
"non-small cell lung cancer"	Lung cancer arising from cells other than the so-called 'small cells'. Approximately 75 per cent. of reported cases of lung cancer fall into this category
"oncology"	The study of cancer/tumours including the study of their development, diagnosis and prevention
"orphan drug"	A drug that has been guaranteed market exclusivity for a specified period of time by the relevant regulatory body. The aim of orphan drug legislation is to encourage the development of drugs for relatively uncommon diseases
"out-licensing"	The sale of rights to develop and commercialise candidates in exchange for payments, which typically include cash, milestones, and royalties on any future sales
"ovarian cancer"	Cancer of the ovaries

80

"paclitaxel"	One of the taxane class of anti-cancer drug
"Phase I clinical trials" or "Phase I"	Studies in small numbers (often no more than 20) patients to determine how a molecule behaves in the body, how well tolerated it is and which dose or doses might be most appropriate
"Phase II clinical trials" or "Phase II"	Studies that assess the product candidate's short-term safety and preliminary efficacy in a limited number of patients with the relevant disease
"Phase III clinical trials" or "Phase III"	Studies that involve a comprehensive evaluation of safety and efficacy of the product candidate in a sufficient number of patients to obtain statistically significant results
"pivotal study"	A key study, results of which will be a major determinant of regulatory approval
"PR1A3"	An antibody that recognises membrane-bound carcino-embryonic antigen (mCEA)
"pre-clinical studies"	These are tests carried out on a product candidate, manufactured to meet regulatory guidelines, to ensure product safety and quality prior to commencing studies in humans. These tests investigate the toxicity and efficacy in model systems, safety and stability of the product candidate and also validate the GMP manufacturing processes. Certain of these tests will often continue after commencement of human clinical studies
"product candidate"	A substance that has the potential to become a therapeutic product
"programmed cell death"	A normal series of events in a cell that leads to its death due to, for example, DNA damage; also known as "apoptosis"
"protein"	A chemical substance made up of one or several chains of smaller molecules called amino acids
"radioimmunotherapy"	Treatment with radiolabelled immune system molecules, e.g. radiolabelled antibodies
"radioisotope"	A naturally or artificially produced radioactive isotope that emits energy in the form of alpha or beta particles or gamma rays
"radiolabelled"	Attached to a radioisotope
"radiotherapy"	The use of X-rays and other forms of radiation in an attempt to destroy cancer
"recombinant"	Refers to DNA containing genes from different sources that have been combined using genetic engineering techniques, or to proteins produced from such DNA
"relapse"	The return of a disease after it has apparently been eliminated, or a worsening of symptoms after a period of improvement
"remission"	The period during which the symptoms of the disease abate or subside
"RNA"	See DNA
"RNase"	Enzyme that degrades RNA
"small molecule drugs"	Drugs that have a molecular weight of 500 or less and can more easily pass through membranes than larger molecules. These drugs are more likely to be delivered orally
"solid tumour"	A tumour in the form of a 'lump' – as distinct from cancers that affect blood cells or are borne in the blood
"synthesis"	The preparation of a substance by chemical means as opposed to its extraction from a natural source
"telomeres"	Protective regions found at the ends of chromosomes, the structures into which DNA is packaged in each cell
"telomerase"	An enzyme responsible for maintaining telomeres
"toxicology"	The study of the harmful effects of substances

81

"tumour"   A mass of new tissue growth as seen in many types of cancer

"vascular"   Associated with the blood vessels

(b) the Directors be and they are hereby generally and unconditionally authorised pursuant to section 80 of the Companies Act 1985 to exercise all the powers of the Company to allot relevant securities (as defined in section 80(2) of the Act) up to an aggregate nominal amount of £317,890 provided that this authority shall expire (unless renewed, varied or revoked by the Company in general meeting) on 30 November 2004, save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such offer or agreement as if this authority had not expired and provided further that this authority shall be in addition, and without prejudice, to any other authorities in force to allot relevant securities conferred on the Directors; and

(c) the Directors be and they are hereby empowered pursuant to section 95 of the Act to allot equity securities (as defined in section 94(2) of the Act) for cash pursuant to the general authority to allot relevant securities conferred on them for the purposes of section 80 of the Act by paragraph (b) above as if the provisions of section 89(1) of the Act did not apply to any such allotment provided that this power be limited:

(i) to the allotment of equity securities in connection with the issue in favour of holders of ordinary shares (whether by way of a rights issue, open offer or otherwise) where the equity securities respectively attributable to the interests of such holders of ordinary shares on a fixed record date are proportionate (as nearly as may be) to the respective numbers of shares held by them but subject to such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with any legal or practical problems under the laws of any overseas territory or the requirements of any regulatory body or any stock exchange in any territory or in relation to fractional entitlements; and

(ii) to the allotment (otherwise than pursuant to paragraph (c)(i)) of equity securities having a nominal amount in the case of relevant shares or, in the case of other equity securities, giving the right to subscribe for or convert into relevant shares having a nominal amount not exceeding in aggregate the sum of £38,000,

and this power shall (unless renewed, varied or revoked by the Company) expire on the date being 15 months from the passing of this resolution or, if earlier, on the conclusion of the next Annual General Meeting of the Company to be held after the Annual General Meeting of the Company convened for 9 December 2003, save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offer or agreement as if this power had not expired.

Notes:

1. A shareholder entitled to attend and vote at the meeting may appoint one or more proxies to attend and, on a poll, vote on his behalf. A proxy need not be a shareholder of the Company.

2. Completion and return of a form of proxy will not preclude a shareholder from attending and voting at the meeting should he/she wish. A form of proxy accompanies this document for use by shareholders.

3. To be effective, the form of proxy and power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power of attorney or authority must be deposited at the offices of the Company's registrars Capita Registrars, Northern House, Woodsome Park, Fenay Bridge, Huddersfield HD8 0LA by 10.00 a.m. on 16 December 2003.

4. As permitted by Regulation 41 of the Uncertified Securities Regulations 2001, only those shareholders who are registered on the Company's register of members at 10.00 a.m. on 16 December 2003 shall be entitled to attend the Extraordinary General meeting and to vote in respect of the number of ordinary shares registered in their names at that time. Changes to entries on the register of members after 10.00 a.m. on 16 December 2003 shall be disregarded in determining the rights of any person to attend and/or vote at the Extraordinary General Meeting.

imprima de bussy C88685

Antisoma plc

(registered in England and Wales with company number 3248123)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an EXTRAORDINARY GENERAL MEETING of Antisoma plc (the "Company") will be held at the offices of CMS Cameron McKenna, Mitre House, 160 Aldersgate Street, London EC1A 4DD on 18 December 2003 at 10.00 a.m. for the purpose of considering and, if thought fit, passing the following resolutions which will be proposed, as special resolutions.

Special Resolutions

1. THAT subject to the new ordinary shares of 1 penny each in the capital of the Company to be issued pursuant to the Placing and Open Offer (as defined and on the basis set out in the prospectus to shareholders of the Company dated 25 November 2003 of which this notice of general meeting forms part) being admitted to the Official List of the UK Listing Authority and being admitted to trading on the market for listed securities of the London Stock Exchange and each such form of admission becoming effective:

    (a) the authorised share capital of the Company be increased from £7,994,300 to £8,374,410 by the creation of 38,011,000 additional ordinary shares of 1 penny each to rank *pari passu* in all respects from their date of allotment with the existing ordinary shares of 1 penny each in the capital of the Company;

    (b) the Directors be and they are hereby generally and unconditionally authorised pursuant to section 80 of the Companies Act 1985 (the "Act") to exercise all the powers of the Company to allot relevant securities (as defined in section 80(2) of the Act) up to an aggregate nominal amount of £380,110 pursuant to or in connection with the Placing and Open Offer (as defined and described as set out above) provided that this authority shall expire (unless renewed, varied or revoked by the Company in general meeting) on the date being 15 months from the date of this resolution or, if earlier, on the conclusion of the next annual general meeting of the Company to be held after the annual general meeting of the Company convened for 9 December 2003, save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such offer or agreement as if this authority had not expired and provided further that this authority shall be in addition, and without prejudice, to any other authorities in force to allot relevant securities conferred on the Directors; and

    (c) the Directors be and they are hereby empowered pursuant to section 95 of the Act to allot equity securities (as defined in section 94(2) of the Act) for cash pursuant to the general authority to allot relevant securities conferred on them for the purposes of section 80 of the Act by paragraph (b) above as if the provisions of section 89(1) of the Act did not apply to any such allotment subject to the terms of the following restrictions and provisions:

        (i) that this power be limited to the allotment of equity securities up to an aggregate nominal amount of £380,110 pursuant to the Placing and Open Offer (as defined in the Prospectus); and

        (ii) that this power shall (unless renewed, varied or revoked by the Company) expire on the date being 15 months from the passing of this resolution or, if earlier, on the conclusion of the next annual general meeting of the Company to be held after the annual general meeting of the Company convened for 9 December 2003, save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offer or agreement as if this power had not expired.

2. THAT subject to Resolution 1 being passed and becoming unconditional:

    (a) the authorised share capital of the Company be increased from £8,374,410 to £8,806,565 by the creation of 43,215,500 additional ordinary shares of 1 penny each to rank *pari passu* in all respects from their date of allotment with the existing ordinary shares of 1 penny each in the capital of the Company.

288c



Companies House
for the record

Please complete in typescript,
or in bold black capitals.

CHWP000

CHANGE OF PARTICULARS for director
or secretary*(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Company Number | 3248123

Company Name in full | Antisoma plc

	Day	Month	Year
Date of change of particulars	2 0	0 8	2 0 0 3

Changes of particulars form *Complete in all cases*

Name

*Style / Title | Mrs   *Honours etc |

Forename(s) | Ann

Surname | Hacker

	Day	Month	Year
† Date of Birth			

Change of name *(enter new name)* Forename(s) |

Surname |

Change of usual residential address ††
(enter new address) | Beeswood, Pinemount Road

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985

Post town | Camberley

County / Region | Surrey   Postcode | GU15 2LU

Country | United Kingdom

Other change
(please specify) |

A serving director, secretary etc must sign the form below.

* Voluntary details.
† Directors only.
**Delete as appropriate.

Signed | [signature]   **Date** |

(** director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Raymond Spencer

Tel 020 87998 232

DX number   DX exchange

COMPANIES HOUSE   .51
                     14/10/03
Form April 2002



Companies House
—— for the record ——

Company Name
ANTISOMA PLC

Company Type
Public Limited Company

Company Number
3248123
Information extracted from
Companies House records on
19th July 2003

Ref: 3248123/09/28

OO5692/15

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in car

Section 1: Company details

COMPANIES HOUSE
COMPANIES HOUSE   17
                                   29/09/03

	Current details	Amended details
● **Registered Office Address** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**West Africa House Hanger Lane Ealing London W5 3QR**	Address _____ _____ _____ UK Postcode _ _ _ _ _ _ _
> **Register of Members** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held Po Box 30 Cresta House Luton Bedfordshire LU1 2PU**	Address NORTHERN REGISTRARS LTD, NORTHERN HOUSE, WOODSOME PARK, FENAY BRIDGE, HUDDERSFIELD UK Postcode HD8 _ OLA
> **Register of Debenture Holders** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address _____ _____ _____ UK Postcode _ _ _ _ _ _ _

	SIC Code	Description	SIC CODE	Description
> **Principal Business Activities** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**7487**	**Other business activities**	_ _ _ _	_____
			_ _ _ _	_____
			_ _ _ _	_____
			_ _ _ _	_____

> *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*

1

Section 2: Details of Officers of the Company

Current details	Amended details

> **Company Secretary**
If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.

Name
Raymond John SPENCER

Address
77 West Drive
Caldecote
Cambridge
Cambridgeshire
CB3 7NY

Particulars of a new Company Secretary must be notified on form 288.

Name
_____

‾‾‾‾ Tick this box if this address is a service
____ address for the beneficiary of a
Confidentiality Order granted under section 723B
of the Companies Act 1985.

Address
_____
_____
_____

UK Postcode _ _ _ _   _ _ _
Date of change _ _ / _ _ / _ _ _ _
Date Raymond John SPENCER
ceased to be secretary (if applicable)
_ _ / _ _ / _ _ _ _

> **Director**
If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.

Name
Grahame David COOK MA ACA

Address
9 Alleyn Road
London
SE21 8AB

Date of birth 07/04/1958

Nationality   British

Particulars of a new Director must be notified on form 288.

Occupation   Banker

Name
_____

‾‾‾‾ Tick this box if this address is a service
____ address for the beneficiary of a
Confidentiality Order granted under section 723B
of the Companies Act 1985.

Address
_____
_____
_____

UK Postcode _ _ _ _   _ _ _
Date of birth   _ _ / _ _ / _ _ _ _
Nationality   _____
Occupation   _____
Date of change _ _ / _ _ / _ _ _ _
Date Grahame David COOK MA ACA
ceased to be director (if applicable)
_ _ / _ _ / _ _ _ _

Section 2: Details of Officers of the Company (continued)

Current details	Amended details

> Director

If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.

Name
James David COOMBES

Name

_____

Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.

Address
Riversdale
Castle Street
Bakewell
Derbyshire
DE45 1DU

Address

_____
_____
_____

Date of birth 16/05/1932

Nationality British

UK Postcode _ _ _ _   _ _ _

Date of birth _ _ / _ _ / _ _ _ _

Particulars of a new Director must be notified on form 288.

Occupation Consultant

Nationality _____

Occupation _____

Date of change _ _ / _ _ / _ _ _ _

Date James David COOMBES ceased to be director (if applicable)

_ _ / _ _ / _ _ _ _

> Director

If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.

Name
Glyn Owain EDWARDS

Name

_____

Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.

Address
20 Ashley Park
Maidenhead
Berkshire
SL6 8EZ

Address

_____
_____
_____

Date of birth 24/06/1955

Nationality British

UK Postcode _ _ _ _   _ _ _

Date of birth _ _ / _ _ / _ _ _ _

Particulars of a new Director must be notified on form 288.

Occupation Chief Executive Officer

Nationality _____

Occupation _____

Date of change _ _ / _ _ / _ _ _ _

Date Glyn Owain EDWARDS ceased to be director (if applicable)

_ _ / _ _ / _ _ _ _

Current details	Amended details

> Director

If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.

Name
Ann Veronica HACKER

Address
Badgers Wood
Beaver Lane
Yateley
Hampshire
GU46 6XJ

Date of birth 06/06/1951

Nationality British

Particulars of a new Director must be notified on form 288.

Occupation Director

Name
_____

_____ Tick this box if this address is a service
_____ address for the beneficiary of a
Confidentiality Order granted under section 723B
of the Companies Act 1985.

Address
BEESWOOD,
PINEMOUNT ROAD,
CAMBERLEY, SURREY

UK Postcode GU15 2LW

Date of birth _ _ / _ _ / _ _ _ _

Nationality _____

Occupation _____

Date of change _ _ / _ _ / _ _ _ _

Date Ann Veronica HACKER ceased to be director (if applicable)

_ _ / _ _ / _ _ _ _

> Director

If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.

Name
Michael George PAPPAS

Address
12 Tower Rise
Richmond
Surrey
TW9 2TS

Date of birth 03/10/1956

Nationality British

Particulars of a new Director must be notified on form 288.

Occupation Business Consultant

Name
_____

_____ Tick this box if this address is a service
_____ address for the beneficiary of a
Confidentiality Order granted under section 723B
of the Companies Act 1985.

Address
_____
_____
_____

UK Postcode _ _ _ _ _ _ _

Date of birth _ _ / _ _ / _ _ _ _

Nationality _____

Occupation _____

Date of change _ _ / _ _ / _ _ _ _

Date Michael George PAPPAS ceased to be director (if applicable)

_ _ / _ _ / _ _ _ _

Section 2: Details of Officers of the Company (continued)

Current details	Amended details

> **Director**
If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.

Name
Dr Barry John PRICE

Address
Warren Farmhouse Warren Cottages
Warren Lane Cottered
Buntingford
Hertfordshire
SG9 9QG

Date of birth 10/07/1943

Nationality British

Particulars of a new Director must be notified on form 288.

Occupation R & D

Name

⬤

Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.

Address

UK Postcode _ _ _ _ _ _ _

Date of birth _ _ / _ _ / _ _ _ _

Nationality

Occupation

Date of change _ _ / _ _ / _ _ _ _

Date Dr Barry John PRICE ceased to be director (if applicable)

_ _ / _ _ / _ _ _ _

> **Director**
If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.

Name
Raymond John SPENCER

Address
77 West Drive
Caldecote
Cambridge
Cambridgeshire
CB3 7NY

Date of birth 13/09/1955

Nationality British

Particulars of a new Director must be notified on form 288.

Occupation Director

Name

Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.

Address

UK Postcode _ _ _ _ _ _ _

Date of birth _ _ / _ _ / _ _ _ _

Nationality

Occupation

Date of change _ _ / _ _ / _ _ _ _

Date Raymond John SPENCER ceased to be director (if applicable)

_ _ / _ _ / _ _ _ _

Issued share capital details

Class of Share	Number of shares issued
Ordinary	228,065,648
	Aggregate Nominal Value of issued shares
	£2,280,656
Class of Share	Number of shares issued
Preference	4,331,683
	Aggregate Nominal Value of issued shares
	£4,331,683
Class of Share	Number of shares issued
	Aggregate Nominal Value of issued shares
Class of Share	Number of shares issued
	Aggregate Nominal Value of issued shares

> Please fill in the total number of issued shares and their total nominal value.

Number of shares issued
232,397,331

Aggregate Nominal Value of issued shares
£6,612,339

List of past and present members *(Tick appropriate box)*

> Please complete the required information on the attached schedules or in another format agreed by Companies House.

— There were no changes during the period
— A list of changes is enclosed
✓ A full list of members is enclosed for ordinary share capital. Note that all preference shares (4,331,683) are held by Abbott Laboratories. This has not changed since the
The last full list of members was received on: 16/08/2002 prior year.

> **REMEMBER:**
> **Changes** to shareholder particulars or details of shares transferred to be **completed each year**
> A full list of shareholders is required with the first and every third Annual Return thereafter
> List shareholders in alphabetical order or provide an index
> List joint shareholders consecutively

6

Section 4: Details of New Shareholders and Transfers (A) (ii)

> Please fill in details of any persons or corporate bodies who have become shareholders since the last annual return.

> Please fill in details of any persons or corporate bodies that have transferred shares since the last annual return.

> Please use Section 4B to give details of any persons or corporate bodies who have ceased to be shareholders since the last annual return or, in the case of a first return, since the incorporation of the company.

> Please copy this page if there is not enough space to enter all the company's current shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name REFER ATTACHED Address LIST OF SHAREHOLDERS. FOR ORDINARY SHARES. UK Postcode _ _ _ _ _ _ _			
Name Address UK Postcode _ _ _ _ _ _ _			
Name Address UK Postcode _ _ _ _ _ _ _			
Name Address UK Postcode _ _ _ _ _ _ _			

Section 4B: Details of Former Shareholders

> Please fill in details of any persons or corporate bodies who have ceased to be shareholders at the date of this return. Also, please give the dates that their shares were transferred.

> Please copy this page if there is not enough space to enter all the company's former shareholders.

Former shareholders details	Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Address UK Postcode _ _ _ _ _ _ _		
Name Address UK Postcode _ _ _ _ _ _ _		
Name Address UK Postcode _ _ _ _ _ _ _		
Name Address UK Postcode _ _ _ _ _ _ _		
Name Address UK Postcode _ _ _ _ _ _ _		



Companies House
—— *for the record* ——

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature _____ Date 12 / 09 / 2003
(Director / Secretary)

This date must not be earlier than the return date at 2 below

What to do now
Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☑ This AR is made up to
16/8/2003

If you are making this return up to an earlier date, please give the date here

_ _ / _ _ / _ _ _ _

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

If you wish to change your next return to a date earlier than **16th August 2004** please give the new date here:

_ _ / _ _ / _ _ _ _

4. Where to send this form

Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document
Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name
RAYMOND SPENCER

Telephone number *inc code*
0208 _ 199 8200

Address
ANTISOMIA PLC WEST AFRICA
HOUSE HANGER LANE,
EALING, LONDON

DX number *if applicable*
_ _ _ _ _ _

DX exchange

Postcode   W5 _ _ 3 9 R

ClientNumber	Name	Designation	Address1	Address2	Address3	Address4	Address5	Postcode	TotalHoldi	JointHolde	Salutation	TypeDescription
	ANTISOMA PLC	ORDINARY SHARES OF 1P (GB0055696032)										
10000032	Brian Barrett Esq		43 Pintwoods	Clondalkin	Dublin 22	Rep Of Ireland		PE21 9HY	10300		Sir	Private Shareholder
10000115	Mr Eamon Joseph Lynch		69 Horncastle Road	Boston	Lincolnshire			NG23 5TE	1265		Sir	Private Shareholder
10000149	Mr Stephen Thomas Barnes		Hawthorn Lodge	Main Street	Upton Near Newark	Nottinghamshire		PR2 2SR	1000		Sir	Private Shareholder
10000164	Mrs Eleanor Mary Gaskell		14 Markham Street	Ashton	Preston	Lancashire		MK12 3LD	2333		Madam	Private Shareholder
10000222	Mr Bahman Jamaldini		91 Church Street	Wolverton				HP3 0DJ	6000		Sir	Private Shareholder
10000230	Mr Oliver Albert John Steele		Heronswood	Box Lane	Hemel Hempstead	Hertfordshire		WF8 3EF	11666		Sir	Private Shareholder
10000255	Mr Gerald David Milnes		2 Low Grange Farm Cottages	East Hardwick	Pontefract	West Yorkshire			2519		Sir/madam	Private Shareholder
10000305	Michelle Bradshaw		Box 5902	Aramco	Dhahran	Saudi Arabia		BH18 9NH	606		Sir	Private Shareholder
10000321	Mr Milton Smith		29 Feversham Avenue	Bournemouth				W13 9LU	5833		Sir	Private Shareholder
10000347	Mr Vanik Wasken Vartanian		71 Dudley Gardens	London				E14 5LB	1166		Sirs	Nominee Company
10000354	Barclays Capital Nominees (no3) Limited		Citigroup Centre	Canada Square	London			EC4V 4DE	7216		Sirs	Nominee Company
10000396	Roy Nominees Limited	22607	71 Queen Victoria Street	London				CB11 3LG	35000		Sirs	Nominee Company
10000404	Mr Arthur Ronald Prince		Gaysards Deyntes Road	Debden	Saffron Walden	Essex		DN37 0UQ	2000		Sir/madam	Private Shareholder
10000412	Dr Thangapparpilla Rajendran		18 Turnberry Approach	Waltham	Grimsby	S Humberside		KT13 0AP	2333		Sir	Private Shareholder
10000446	Mr Gordon Morris Puch		10 Weybridge House	Queens Road	Weybridge	Surrey		WS 2XP	7000		Madam	Private Shareholder
10000461	Mrs Pamela Elizabeth Stocker		Hazel Lodge	12 Mortuelier Avenue	Ealing			NG9 3EB	2000		Madam	Private Shareholder
10000479	Mrs Winifred Howell		12 Warrender Close	Beeston	Nottingham			BA3 4BJ	466		Sir	Private Shareholder
10000503	Terence Peter Knowles Esq		29 St Peters Road	Midsomer Norton	Bath			OX11 0EJ	10000		Sir	Private Shareholder
10000545	Mr Paul David Whyte		8 Kings Lane	Harwell	Oxfordshire			E14 9TP	15773		Sir	Private Shareholder
10000578	Raven Nominees Limited	11628	4th Floor	London	London			SL6 0BH	3266		Sir/madam	Nominee Company
10000602	Dr Mark Richard Swallow		7 Rise Road	Ascot	Berkshire			BC4M 5SB	3500		Sirs	Private Shareholder
10000628	Sis Segainterkettle A2		C/o Crestco Limited	33 Cannon Street	London			OL4 4HJ	20000		Madam	Private Shareholder
10000644	Mrs Janet Jennings		12 Mossley Road	Grasscroft	Oldham	Lancashire		KT11 3BS	6666		Sir	Private Shareholder
10000651	Mr Bryan Douglas Honey		8 Winston Drive	Stoke Dabernon	Cobham	Surrey		RG4 9BB	700		Sir	Private Shareholder
10000677	Mr Tim Cowper		Mieders	Wood Lane	Kidmore End	Reading	Berkshire	HP9 27A	2794		Madam	Private Shareholder
10000685	Mr David Fishlock Obe		Traveller's Joy	Copse Lane	Jordans	Bucks		C13 1LH	11666		Madam	Private Shareholder
10000701	Mrs Marlene Ogilvie		26 Ochiltree Avenue	Glasgow				G13 1BH	1000		Sir	Private Shareholder
10000719	Miss Elizabeth Ogilvie		155 Netherton Road	Glasgow				E6 2DL	1000		Sir	Private Shareholder
10000727	Mr Lalji Ravalia		122 Clements Road	London				CM8 2LF	500		Sirs	Private Shareholder
10000735	Mr Kenneth Thomas Davison		2 Oak Fall	Witham	Essex			AB10 6XJ	7000		Madam	Nominee Company
10000776	Mrs Margaret Mary Van-Krimpen		60 St Swithin Street	Aberdeen				EC2A 4AR	865		Sirs	Private Shareholder
10000826	Rock (nominees) Limited	FASTRADE	25 Luke Street	London				C015 4LA	19980		Sir	Private Shareholder
10000859	Mr Ronald Jim Richards		12 Burrs Road	Clacton On Sea	Essex			BD4 8SS	2777		Sir	Nominee Company
10000867	Mr Alan Norman Hudson		57 Tyersal Road	Pepys Street	Bradford	W Yorkshire		ECgN 4DA	2777		Madam	Private Shareholder
10000875	Hsbc Issuer Services Common Depositary No		Mariner House	9a Reservoir Road	London			PL9 8JR	38406529		Sir	Private Shareholder
10000883	Mrs Rita White		Tall Pines	London	Elburton	Plymouth	Devon	W6 8RE	5500		Madam	Private Shareholder
10000909	Michael Von Der Geest Esq		91 St. Dunstans Road	Purley	London			CR8 4BA	1592		Sir	Private Shareholder
10000933	Miss Sally Jane Joshua		5 Somerton Close	Erw Los	Clocaenog	Surrey	Denbighshire	LL15 2AX	729	Mrs Helen Mary Mill	Sir	Private Shareholder
10000941	Mr Richard Edwin Mill		2 Erw Los	Windshott	Oxbourne St George	Ruthin	Wiltshire	SN8 7TA	1000		Madam	Private Shareholder
10000966	Mrs Bethan Henderson		Windshott	8 Hunters Gate	Marlborough	Lancashire		LA1 5BX	14056		Sir/madam	Private Shareholder
10001006	Dr Andrew Charles Kenney		8 Hunters Gate	14 Queens Road	Lancaster	Kent		AB15 4ZT	2000		Sirs	Nominee Company
10001014	Mac Nominees Limited	ISA	14 Queens Road	Ridkwoods Cottage	Aberdeen			TN17 2DH	48500		Sirs	Nominee Company
10001022	Cyril Eric Thurton Esq		Henry Pilling House	Booth Street	Biddenden Road	Frittenden		M2 4AF	500	Mrs Margaret Violet Eva Read	Sir	Private Shareholder
10001048	St Anns Square Nominees Limite WAL7RI		7 St. Nicholas St.	Portsmouth	Manchester	Hampshire		P01 2NZ	21000		Sirs	Nominee Company
10001097	Mr Robert Edward Kennedy		7 Rathmoyle Park	Seahill	Craigavad	Holywood	Co Down Nort	BT18 0DT	500	Thomas Noel Conn Esq	Madam	Private Shareholder
10001105	Mrs Sarah Conn		Friars Court (general Client)	Friarage Passage	Aylesbury	Bucks		HP20 2SJ	1500		Sirs	Nominee Company
10001147	Bfs Nominees Limited		14 Bramble Road	Hatfield	Herts			AL10 9SA	3053		Sirs	Private Shareholder
10001188	Mr Simon Andrew Jessop		14 Bramble Road	Winsford	Cheshire			CW7 2BS	772		Sir	Private Shareholder
10001196	Mr John Christopher Cowan		78 Grange Lane	Heald Green	Cheadle	Cheshire		SK8 3JW	4172		Sir	Private Shareholder
10001204	Mr William Lionel Steele		61 Westwood Road	London				E6 3EY	7000		Sirs	Private Shareholder
10001220	Mr Stafford George Hemans	15472	26 Hubert Road	Dublin 2					458		Sirs	Nominee Company
10001238	Feeco Stockbrokers Settlement N		12 Ely Place	London				WC2R 1HB	7000		Sirs	Private Shareholder
10001279	Vidacos Nominees Limited		336 Strand	Pembroke	Malta			STJ 07	6000	Mrs Susan Barbara Bishtawi	Sir	Nominee Company
10001303	Mr Adel Bishtawi		84 Patri Indri Vella	Northallerton	North Yorkshire			DL6 1RQ	1156		Sir	Private Shareholder
10001311	Ronald Elvidge Esq		17 Ash Grove	London				EC2A 4AR	1700		Sirs	Nominee Company
10001337	Rock (nominees) Limited	2016184	25 Luke Street	Flats Lane	Normanby	Middlesbrough	Cleveland	TS6 0QG	2333		Sir	Private Shareholder
10001352	Graham Robert Snelling Esq		52 Aldwych Close	Pettaugh	Stowmarket	Suffolk		IP14 6AX	5647		Sir	Private Shareholder
10001386	Edward Franceys Allen Esq		Willow Farm	Walton On The Naze	Essex			CO14 8NL	1750		Sir/madam	Private Shareholder
10001560	Douglas Albert Maggs Esq		14 Columbine Gardens	Brampton Bierlow	Rotherham	South Yorkshire		S63 6HU	7000		Sirs	Nominee Company
10001568	Lord P Hardy Of Wath		2 Gorse Close	Temple Court	11 Queen Victoria Stre	London		EC4N 4TJ	1720		Sir	Private Shareholder
10001618	1st Nominees Limited	ADMACT	10th Floor	London				W1G 0PU	11000		Sirs	Private Shareholder
10001626	Blue Ocean Associates Plc		2 Cavendish Square	Queensmead	St Johns Wood Road	London		NW8 6RG	3350000		Sir	Private Shareholder
10001607	Samuel Cooper Esq		12 Walsingham						12350		Sir	Private Shareholder

ID	Name	Code	Address	Town	County	Postcode	Shares	Joint Holder	Title	Type
10003366	Gary Philip Cotton Esq		5 Dowlerville Road	Orpington	Kent	BR6 6DY	2500		Sir	Private Shareholder
10003374	Mr John Fitzgerald		6 Airedale	Hull		HU7 6DT	1000		Sir	Private Shareholder
10003416	Reyker Nominees Limited	RND	46 St James's Place	London		SW1A 1NS	16652		Sirs	Nominee Company
10003440	William Davis Esq		3 Abbots Road	Cinderford	Gloucestershire	GL43 3BN	4614		Madam	Private Shareholder
10003457	Mrs Marie Obrien		25 Slater Street	Liverpool	Merseyside	L1 4BW	2352		Sir	Private Shareholder
10003465	Mr Frank Dennis Jacob		10 Ash Hill Road	Newport Pagnell	Buckinghamshire	MK16 8BS	2500		Madam	Private Shareholder
10003481	Mrs Marlene Rita Groome		100 Meliden Road	Prestatyn	Derbys	LL19 8RL	1000		Sir/madam	Private Shareholder
10003499	Dr Narinder Sandhu		2 Parkdale	Parkhall, Walsall	W Midlands	WS5 3HH	1100		Sir	Private Shareholder
10003507	Ivan Rahman Esq		3 Alverston Avenue	Low Fell, Gateshead	Tyne & Wear		10000		Sirs	Private Shareholder
10003515	Halewood Shoes Limited		Parcau Farm	Colwinstone, Cowbridge	South Glamorgan	CF7 7NL	5000		Sir	Limited Company
10003523	James Armstead Fairweather Esq		106 Gurney Court Road	St Nicholas		CF5 6SH	2800		Sir	Private Shareholder
10003549	Mr David Rawlinson		18 Frosthole Crescent	St Albans	Herts	AL1 4RJ	20000	Mrs Yvonne Theresa Rawlinson	Sir	Private Shareholder
10003556	Eric Roy Cundick Esq		68 Wybtenshawe Road	Fareham	Hampshire	PO15 6AF	20000	Mrs Ina Elizabeth Cundick	Sir	Private Shareholder
10003564	John McCarry Esq		Po Box 293	Sale	Cheshire	M33 2JX	155016		Sirs	Nominee Company
10003622	S.n.c. Nominees Limited	ET	20 Farringdon Road	London		EC1M 3NH	2500		Sir	Nominee Company
10003648	Mr Geoffrey Stephen Powick		2 Badgers Close	Walsall	West Midlands	WS3 5BX	4597		Madam	Private Shareholder
10003655	Mrs Christine Mary Chatterton		29 West Hills Drive	Ulverston	Cumbria	LA12 9NW	800		Madam	Private Shareholder
10003689	Mrs Gloria Bamber		47 King Street	Southport	Merseyside	PR8 1LG	3500	Mrs Diane Margaret Bripstock	Sir	Private Shareholder
10003697	Mr Gerald Francis Bripstock		41 Cardoness Road	Crosspool	Sheffield	S10 6RT	5000		Sir	Private Shareholder
10003762	Mr Alexander Adam		96 Ferryfield	Edinburgh		EH5 2PS	2500		Sirs	Private Shareholder
10003770	Reyker Nominees Limited	NWK	46 St James's Place	London		SW1A 1NS	359		Sir	Nominee Company
10003788	Mr William George Warrilow		4 Wroxham Road	Broadstairs	Kent	CT10 1QG	5000	Mrs Doreen Warrilow	Madam	Private Shareholder
10003804	Mr Albert Shield Airey		3 Meadow Court	Appleby In Westmorland	Cumbria	CA16 6JU	2277		Sir	Private Shareholder
10003820	Mrs Geraldine Thorn		Flat 9 Halley House, 46 Vauxhall Bridge Road	London		SW1V 2RU	2000		Madam	Private Shareholder
10003838	Mr Colin Leslie Ness		16 Todd Close, Holmer Green	High Wycombe	Bucks	HP15 6DX	1431		Madam	Private Shareholder
10003846	Mrs Margaret Graham		11 Crew Park	Brampton	Cumbria	CA8 1UZ	1000		Madam	Private Shareholder
10003861	Mrs Judy Bryett		85 Warwick Avenue	Edgware	Middx	HA8 8UL	384		Sir	Private Shareholder
10003887	Mr David John Finn		61 Uttoxeter New Road	Derby	Derbyshire	DE22 3NL	1000		Sir	Private Shareholder
10003903	Mr Andrew John Benney		Rosemullion Cottage, Rosemullion	Mawnan Smith	Falmouth, Cornwall	TR11 5HU	1000		Sir	Private Shareholder
10003937	Mr Denis George Ratcliffe		2s Craiglockhart Road	Edinburgh		EH14 1HJ	889		Sir	Private Shareholder
10003945	Mrs Lillian Tiffen		9 Mountbatten Drive	Shoeburyness	Southend On Sea, Essex	SS3 8UY	1000		Madam	Private Shareholder
10003960	Mrs Helen Joyce Hanley		Dunroamin, 59 Main Street	Enniskillen	Co Fermanagh	BT94 5ER	7000		Madam	Private Shareholder
10003985	Mr William James Dickson		4 Villiers Road	West Bridgford, Nottingham	Nottinghamshire	NG2 6FR	5000		Sir	Private Shareholder
10003994	Michael Joseph Brown Esq		52 Lychgate Avenue	Stourbridge	West Midlands	DY9 0TS	5000		Sir	Private Shareholder
10004018	Mr Graham Ronald Cox		Pippin Manor, Pen Y Bryn Road	Upper Colwyn Bay	Colwyn Bay	LL29 6AL	4847		Madam	Private Shareholder
10004034	Mrs Joan Betty Cook		Vantage Point	Winchcombe	Cheltenham	GL54 5JP	3900	Mr David William John Cook	Madam	Private Shareholder
10004042	Mrs Judith Mary Jones		105 Pennard Drive	Southgate, Swansea	West Glamorgan	SA3 2DW	2000		Madam	Private Shareholder
10004075	Mr Geoffrey Howell		16 Harvest Court	St Ives	Cambs	PE27 5QZ	3000		Sir	Private Shareholder
10004083	Mrs Kathleen Mary Foy		79 Wilton Road	Southampton		SO15 5JJ	4758		Madam	Private Shareholder
10004091	Mr Dilwyn Terry Bright		42 Ashwood Road	Englefield Green, Egham	Surrey	TW20 0SU	919	Mrs Maureen Patricia Bright	Madam	Private Shareholder
10004125	Mrs Heather Ann Roberts		5 Gaerwen Uchaf Estate	Garwen	Gwynedd	LL60 6HN	2291		Madam	Private Shareholder
10004141	Mrs Judith Sarah Rawlings		Cedar Lodge, Austendyke Road	Weston Hills, Spalding	Lincolnshire	PE12 6BZ	2263		Madam	Private Shareholder
10004166	Mr Robert Hardcastle		6 Byam Woodlands	Grindleford, Hope Valley	Derbyshire	S32 2HF	1000		Sir	Private Shareholder
10004182	Mr Anand Moodley		10 Tamar Close	Ferndown	Dorset	BH22 8XF	4723		Sir	Private Shareholder
10004208	Patrick John Stevens Esq		106 Rous Road	Buckhurst Hill	Essex	IG9 6BT	6000		Sir	Private Shareholder
10004224	Mrs Audrey Lillian Millward		Dean Cottage	Puddlebrook, Drybrook	Glos	GL47 9HP	10000		Sir	Private Shareholder
10004240	Mr Bernard Puckey		13 Sandy Dell	Hempstead, Gillingham	Kent	ME7 3SZ	50000		Sir	Private Shareholder
10004257	Ferlim Nominees Limited	PPMS030	2 Gresham Street	London		EC2V 7QN	69000		Sirs	Nominee Company
10004273	Hsbc Global Custody Nominee (u	74144B	Mariner House, Pepys Street	London		EC3N 4DA	2499		Sirs	Nominee Company
10004281	Mr Wayne Baron		14 Grisedale Drive	Burnley	Lancs	BB12 8AR	2000		Sir	Private Shareholder
10004307	Mr Damian Vincent Miles		24 Forth Road	Radcliffe	Manchester	M26 4PX	2000		Sir	Private Shareholder
10004349	Mr Zhores Medvedev		4 Osborn Gardens	London Wall, London		NW7 1DY	11100		Sir	Private Shareholder
10004372	J M Finn Nominees Limited	PEP	Salisbury House	London Wall, London		EC2M 5TA	1000		Sirs	Nominee Company
10004380	Mrs Susan Ann Mitchell		7 Higher Market Street	Penryn	Cornwall	TR10 8ED	1000		Madam	Private Shareholder
10004368	Mr Robert Sidney Spencer		7 Top Road	Barnacle	Coventry	CV7 9LE	2500		Sir	Private Shareholder
10004430	David Wynford Pritchard Esq		Ger Y Llan	Llantood	Cardigan, Pembs	SA43 3NU	100000		Sir	Private Shareholder
10004471	Carl Richard Penny Esq		24c Lupus Street	Pimlico, London		SW1V 3DZ	2165		Sir	Private Shareholder
10004489	Mrs Nicola Jane Babbage		5 Kingfisher Close	Durkar, Wakefield	West Yorkshire	WF4 9NE	10000	Andrew Peter Babbage Esq	Madam	Private Shareholder
10004513	Mr Andrew Mark Macpherson		30 Mayo Road	Walton On Thames		KT12 2QA	2000		Sir	Private Shareholder
10004539	John Anthony Atkinson Esq		11 Westbourne Grove	Darlington		DL3 8LS			Sir	Private Shareholder
10004547	Stock Lending, Collateral (equity) Nominees L	00UK2NO	One Canada Square	London		BA5 AL	10854168		Sirs	Nominee Company
10004554	Mrs Winifred Rewcastle		9 Petersensoft Avenue	Ashurst, Southampton	Hants	SO40 7AB	4000		Madam	Private Shareholder
10004562	Mr Michael William Bond		51 Pearsall Road	Longwell Green	Bristol	BS30 9BB	2500		Sir	Private Shareholder
10004570	Sceptre Nominees Limited	00UK2NOh	230 Blackfriars Road	London		SE1 8NW	126977		Sirs	Nominee Company
10004596	Sceptre Nominees Limited	00UK01SA	230 Blackfriars Road	London		SE1 8NW	26233		Sirs	Nominee Company

Account No.	Name	Ref	Address 1	Address 2	Address 3	Address 4	Postcode	Shares	Title	Type
10005245	Mr James McRobert Middleton		5 Crabtree Close	Olney	Buckinghamshire		MK46 5DU	900	Sir	Private Shareholder
10005252	Mr David John Cornish		23 Avonbrook Close	Stratford On Avon	Warwickshire		CV37 9LT	5160	Sirs	Private Shareholder
10005260	Oakwood Nominees Limited	B0199	91 Duke Street	Liverpool			L1 5AA	1384	Sir	Nominee Company
10005278	Mr Martin Simpson		3 Buttermere Drive	Heron Hill	Kendal	Cumbria	LA9 7PA	2000	Sir	Private Shareholder
10005302	Mr Michael Clenow		14 Crowborough Drive	Goring By Sea	Worthing	West Sussex	BN12 4UG	2500	Madam	Private Shareholder
10005310	Mrs Patricia Clenow		14 Crowborough Drive	Goring By Sea	Worthing	West Sussex	BN12 4UG	2500	Sir	Private Shareholder
10005316	Shalom Hamou Esq		220 Sydney Road	Muswell Hill	London		N10 2RS	5000 — Mrs Debra Elaine Hamou	Sirs	Limited Company
10005344	Barclays Stockbrokers Limited	SALESCER	Pav House	300 Bath Street	Glasgow		G2 4JR	9144	Madam	Private Shareholder
10005359	Mrs Marjorie Riddle		38 Reidhaven Street	Cullen	Banffshire		AB56 4SY	1000	Sirs	Private Shareholder
10006385	Giltspur Nominees Limited	BUNS	Po Box 1045	Commercial Union Hous 39 Pilgrim Street	Newcastle Upon Tyne		NE99 1NU	295162	Sirs	Nominee Company
10006401	London Wall Nominees Limited	L06415	Bell Court House	11 Blomfield Street	London	London Wall	EC2M 1LB	12000	Sir	Nominee Company
10006427	Odl Nominees Limited	ODLCLT	Suite 831	6th Floor	Salisbury House	London Wall	EC2M 5QQ	5000	Madam	Nominee Company
10006484	Mr.Joseph.Jordan		37 Kenilworth Avenue	Wishaw	Lanarkshire		ML2 7LT	13333	Sir	Private Shareholder
10006492	Mrs Ratna Sharma		4 Bluebell Crescent	Norwich	Norfolk		NR4 7LE	1060	Sir	Private Shareholder
10006500	Bryan Fergusson Esq		Bryam	Nithbank	Thornhill	Dumfriesshire	DG3 5AP	2500 — Mrs Pamela Lillian Fergusson	Sirs	Private Shareholder
10006526	Mr Vivian Reginald Lanzon-Miller		21 Lashford Lane	Dry Sandford	Abingdon	Oxon	OX13 6DY	2000	Madam	Nominee Company
10006583	white Rose Nominees Limited	XHU24083	7 Grove Park Court	Harrogate	North Yorkshire		HG1 4DP	1330	Sir	Private Shareholder
10006609	Mrs Ruth Joslin		22 Vidgeon Avenue	Hoo	Rochester	Kent	ME3 9DD	3475	Madam	Private Shareholder
10006831	Raven Nominees Limited	32909	4th Floor	40 Marsh Wall	London		E14 9TP	3000	Sir	Private Shareholder
10006922	Mr Michael David Patten		18 Belford Mews	Edinburgh	Lothian		EH4 3BT	500	Sir	Private Shareholder
10006955	Mrs Jillian Megram		1 Seymour Road	Mile End	Stockport	Cheshire	SK2 6ES	1770	Sir	Private Shareholder
10006963	Trevor Roderick Jones Esq		11 Tullyhugh Park	Tandragee	Co Armagh		BT62 2DN	60000	Sirs	Nominee Company
10006989	Mr Roy Ernest Bartlett		7 Westland Road	Yeovil	Somerset		BA20 2AS	2958	Madam	Private Shareholder
10007011	Mr John Henry George Wyatt		33 Jasmine Way	Trowbridge	Wilts		BA14 7SW	2000	Sirs	Nominee Company
10007029	White Rose Nominees Limited	HR22254	7 Grove Park Court	Harrogate	North Yorkshire		HG1 4DP	5538	Sirs	Nominee Company
10007037	Mrs Mary Jolliffe		75 Peel Road	Thorntonhall	Glasgow		G74 5AA	400	Madam	Private Shareholder
10007045	Prism Nominees Limited	CARG00070	1 Richmond Hill	The Square	Bournemouth	Dorset	BH2 6HW	2310	Sirs	Private Shareholder
10007086	The Bank Of New York (nominee	R2B			London		E14 5AL	1500	Sir	Private Shareholder
10007094	Mr Cyril James Skelhorn		23 Fairbourne Drive	Timperley	Altrincham	Cheshire	WA15 6AT	4000	Sirs	Private Shareholder
10007102	Mrs Yogita Patel		68 Embercourt Road	Thames Ditton	Surrey		KT7 0LW	4666	Sirs	Nominee Company
10007110	Mr Lawrence Simonson		10 Lawrence House	Palmerston Road	London		N22 8QP	9000	Sirs	Private Shareholder
10007185	Pitel Nominees Limited	C045799	11 St James's Square	Manchester			M2 6WH	4666	Madam	Nominee Company
10007219	Mellon Nominees (uk) Limited	8SDTABN	Mellon Bank Na	Po Box 39996	Princess House	1 Suffolk Lane / London	EC4R 0WX	2000	Sirs	Nominee Company
10007441	Mrs Priscilla Ann Yule	6683	Lark Rise	8 Lindsay Close	Eastbourne	East Sussex	BN20 8DP	5000	Sirs	Nominee Company
10007490	Raven Nominees Limited		4th Floor	40 Marsh Wall	London		E14 9TP	5000	Sir	Nominee Company
10007599	Raven Nominees Limited	39888	4th Floor	40 Marsh Wall	London		E14 9TP	4000	Sirs	Private Shareholder
10007656	Mr Martin Charles Wilmott		46 Whitaker Road	Sutton	Surrey		SM3 9OG	1607	Sir/madam	Nominee Company
10007672	Citygate Nominees Limited	MERC	Po Box 293	20 Farringdon Road	London		EC1M 3NH	10250	Sirs	Private Shareholder
10007680	Nigel Crichton-Baker		56 Orchard Road	Welwyn	Herts		AL6 0HN	10000	Sir	Private Shareholder
10007706	Redmayne (nominees) Limited	MA2032D	84 Albion Street	Leeds			LS1 6AG	2000	Sir	Private Shareholder
10007714	Mr Iain Patterson Rae		West Lodge	Lochgreen	Southwood Road	Troon	KA10 7BL	10000	Sir	Private Shareholder
10007722	Mr Anthony Lawrence Houlihan		1 Heather Brow	Entrance 8 Broom Hill	Claughton Village	Birkenhead / Wirral	CH43 8TB	1381	Sir	Private Shareholder
10007730	Mr Meurig Griffiths		Frondeg	Llandysul	Dyfed		SA44 4HU	4000	Madam	Private Shareholder
10007748	Richard Keith Prowse Esq		17 Friars Avenue	Shenfield	Brentwood	Essex	CM15 8HY	5000	Sir	Private Shareholder
10007755	Mrs Janet Elizabeth Alcock		Randalls	Hodder Court	Knowles Brow	Stonyhurst	BB7 9PP	8000	Sir	Private Shareholder
10007771	Mr Trevor Benardout		17 Catsey Woods	Bushey	Hertfordshire		WD23 4HS	20000	Sir/madam	Private Shareholder
10007821	Mr Moohankushel Raghavan Viswanathan N		9 Adwalton Close	Freshbrook	Swindon		SN5 8NG	1000	Sir	Private Shareholder
10007839	Dr Robert Stewart Patrick		Site 2	81 Causeway End Road	Knockmore	Lisburn / County Antrim	BT28 2BD	3000	Sir	Private Shareholder
10007854	Mr John Sudlow		Oak Lodge	The Loke	Ingham	Norwich / Norfolk	NR12 0TF	2000	Sir	Nominee Company
10007862	Hsbc Global Custody Nominee (u	909652	Mariner House	Pepys Street	London		EC3N 4DA	3383	Sir	Private Shareholder
10007870	Mr Ronald Christopher Keogh		Mariner House	Alexandra Court	Carrs Road	Cheadle / Cheshire	SK8 2JY	3704 — Mr Ian Mic Mr Mr Robin Coverdale	Madam	Private Shareholder
10007888	Mr Jeremy Coulson		8 Denton Park	Gosforth	Cumbria		CA20 1BG	700	Sir	Private Shareholder
10007904	Mr Jeremy Coulson		382 Southborough Lane	Russell Road	Shepperton	Middlesex	TW17 9HJ	1700	Sir	Private Shareholder
10007912	Anthony Thomas George Dowling Esq		382 Southborough Lane	Bromley	London		BR2 2BH	7258	Sirs	Private Shareholder
10007946	Mr Peter Frederick James Wakelin	47887	4th Floor	40 Marsh Wall	London		E14 9TP	800	Madam	Private Shareholder
10007987	Raven Nominees Limited		The Maisonette	9 Derryvolgie Avenue	Belfast		BT9 6FL	1000	Madam	Private Shareholder
10008035	Mrs Jill Amanda McEevel		3a Ulleswater Road	London			N4 7BL	20000	Sirs	Nominee Company
10008068	Miss Susan Lombardi		95 Luke Street	London			EC2A 4AR	20000	Madam	Nominee Company
10008100	Rock (nominees) Limited	1815863	4 Corrib Court	49 Crothall Close	Surrey		N3 4BG	12244	Sirs	Private Shareholder
10008126	Miss Giovanna Lombardi		113 St James Road	Sutton	Surrey		SM1 2TJ	3923	Madam	Private Shareholder
10008191	Mr Sze-Ching Lu		5 Turks Lane	Poole	Dorset		BH4 8EW	5000	Sir	Nominee Company
10008324	David Edward Porter Esq		142 Luxley Road	Stratford-Upon-Avon	Warwickshire		CV37 7DT	200000 — Mrs Margaret Anne Anne Mimie Porter	Madam	Private Shareholder
10008332	Ms Claire June Henley		96 Hamilton Place	Aberdeen			AB35 4BH	9000	Madam	Private Shareholder
10008423	Mrs Adeline Margaret Anne Christy	741812	Mariner House	Pepys Street	London		EC3N 4DA	643800	Sirs	Nominee Company
10008464	Hsbc Global Custody Nominee (u								Sirs	Nominee Company
10008480	Redmayne (nominees) Limited	P7760gH	84 Albion Street	Leeds			LS1 6AG	4624		Nominee Company

ID	Name	Ref	Address	Town / County	Postcode	Joint Holder	Shares	Salut.	Type
10008498	Rock (nominees) Limited	261241	25 Luke Street	London	EC2A 4AR		4000	Sirs	Nominee Company
10008518	Mr Dennis Leslie Robinson		2 Broomhurst Court, Ridgeway Road	Dorking, Surrey	RH4 3BH	Mrs Joyce Robinson	8000	Sir	Private Shareholder
10008613	Clydesdale Bank (head Office) Nc ABERFLT1		30 St Vincent Place	Glasgow	G1 2HL		3885000	Sirs	Nominee Company
10008621	Clydesdale Bank (head Office) Nc ABERFLT1		30 St Vincent Place	Glasgow	G1 2HL		2021000	Sirs	Nominee Company
10008639	Clydesdale Bank (head office) Nc ABERFLT2		30 St Vincent Place	Glasgow	G1 2HL		1016000	Sirs	Nominee Company
10008647	State Street Nominees Limited	JD59	One Canada Square	London	E14 5AF		553000	Sirs	Nominee Company
10008662	Redmayne (nominees) Limited	P72463E	84 Albion Street	Leeds	LS1 6AG		4475	Sir/madam	Private Shareholder
10008704	Dr Martin Kingsley		17 Elizabeth Court, Hempstead Road	Watford	WD1 1LR		1000	Sir/madam	Private Shareholder
10008712	Dr Iain Cameron Somerville		Cullin Park House, 9 Threestanes Road	Strathaven	ML10 6DX		10000	Sir	Private Shareholder
10008720	Mr James Allan Higgins		14 Auchenbothie Gardens, Kilmalcolm	Renfrewshire	PA13 4SQ		10000	Sir	Private Shareholder
10008728	Miss Sarah Louise Wilson		64 Hurstbrook, Coppull	Chorley, Lancs	PR7 4QX		2196	Madam	Private Shareholder
10008746	Redmayne (nominees) Limited	P696B7Z	84 Albion Street	Leeds	LS1 6AG		5000	Sirs	Nominee Company
10008779	Redmayne (nominees) Limited	P696873C	84 Albion Street	Leeds	LS1 6AG		5350	Sirs	Nominee Company
10008803	Mr Gavin Wayne Woods		13d Church Terrace, Blackheath	London	SE3 5BT		3906	Sir	Private Shareholder
10008829	Securities Services Nominees Lim	2500000	55 Moorgate	London	EC2R 6PA		3500	Sirs	Nominee Company
10009009	Fexco Stockbrokers Settlement N	4255	12 Ely Place, C/o Bp25/mdcc	Dublin 2			2100	Medam	Nominee Company
10009041	Mrs Jean Holland Walker Campbell		Stone Cottage, 7 Stoneheap Crofts	Bents, West Lothian	EH47 8BX		621	Madam	Private Shareholder
10009058	Mr Mohammad Hamid		5 King Street	Burton-On-Trent, Staffordshire	DE14 3AE	Mrs Tazeem Akhtar	16000	Sir	Private Shareholder
10009066	Mr Mohammad Anwar Delvari		Flat 80 Twyford House, Elwood Street	London	N5 1EJ		7700	Sir	Private Shareholder
10009090	Brewin Nominees (Channel Islands)	PITMA014	27 Charing Cross, St Helier	Jersey	JE2 3RP		20000	Sirs	Nominee Company
10009108	Mr Jack Philip Rayner		77 Crescent Road, Heybridge	Maldon, Essex	CM9 4SN	Mrs Valerie Annette Rayner	3500	Sir	Private Shareholder
10009124	Mr Michael James Alexander Reid		Tudors, Leyton	London	E10 5QW		1018	Sir	Private Shareholder
10009132	Mr David Thomas Weaver		10 Osborne Road	Redditch, Worcestershire	B98 8QB		1000	Sir	Private Shareholder
10009165	Vipin Dattani Esq		6 Broadvista Close	Stanmore, Middlesex	HA7 2LD		5833	Sir	Private Shareholder
10009173	Dr Lloyd Royston Kelland		4 Ennerdale Avenue, 123 Hitchings Way	Reigate, Surrey	RH2 8EP		7878	Sir	Private Shareholder
10009181	Redmayne (nominees) Limited	RH2007Y	84 Albion Street	Leeds	LS1 6AG		3500	Sirs	Nominee Company
10009231	Mrs Muriel Milne		25 Myrtle Road	Scone, Perth	PH2 6QY	Ms Hema Hope	10000	Madam	Private Shareholder
10009256	Mrs Margaret Breslin		1 Main Street, Kirkliston	West Lothian	EH29 9BS		3125	Madam	Private Shareholder
10009264	Kris Beeharry Esq		57 Ferndale Road	London	N15 6UG		781	Sir	Private Shareholder
10009272	Mr Nicholas Anton Lewis		144 Bassaleg Road	Newport, Gwent	NP20 3PX		3066	Sir	Private Shareholder
10009280	Mr Michael Burke		68 Milbourne Lane	Esher, Surrey	KT10 9EA		8890	Sir	Private Shareholder
10009298	Mr Tarsem Singh Kalsi		135 Westbury Avenue, Southall	Middlesex	UB1 2XA		20000	Sir	Private Shareholder
10009314	Mr Martin Dimmock	D1M07M	1 Nicholas Everton Close, Brandon Village	Coventry	CV8 3GF		3031	Sir	Private Shareholder
10009330	Mr George James Leonard Robson		Flat 9, 38 Carlton Drive	London	SW15 2BH		1300	Sir	Private Shareholder
10009348	Mr Suresh Rajendram		3 Lanercost Gardens, Southgate	London	N14 6QE		10000	Sir	Private Shareholder
10009397	Mr Peter Williams Esq		Una, Barlaston	Staffs	ST12 9AA		3378	Sir	Private Shareholder
10009413	Mrs Sarasu Rengarajan		3 Priory Close, Kirkham	Preston, Lancashire	PR4 2XH		5000	Madam	Private Shareholder
10009421	Mrs Joanne Faye McGovern	EM	3 Grafton Place, Stortford Road	Standon, Hertfordshire	SG11 1LT		5000	Madam	Private Shareholder
10009439	Mrs Joanne Faye McGovern	GM	3 Grafton Place, Stortford Road	Standon, Hertfordshire	SG11 1LT		20000	Madam	Private Shareholder
10009447	Rock (nominees) Limited	1903887	25 Luke Street	London	EC2A 4AR		3354	Sirs	Nominee Company
10009496	Mr Ralph McLean		21 Denver Road	London	N16 5JL		500	Sir	Private Shareholder
10009512	Mrs Jimma Grace Bolt		8 Croft Lodge, Barton Road	Cambridge, Cambridgeshire	CB3 9LA		1500	Madam	Private Shareholder
10009538	Mr James Arthur West		27 Stanham Drive	Ellesmere, Shropshire	SY12 0NU		1981605	Sir	Private Shareholder
10009553	Bny (ocs) Nominees Limited	KBC	1 Canada Square	London	E14 5AL		5234	Sirs	Nominee Company
10009561	Mr Gary Michael Kyriacou		47 St Leonards Way, Zayed Military Hospital, P O Box 3740	Hornchurch / Abu Dhabi, Uae	RM11 1PP	Mrs Jacqueline Anne Kyriacou	33000	Sir	Private Shareholder
10009579	Mrs Sandra Helen Frost		C0 Dr Paul Frost, 35 Knights Road, Hoo	Rochester, Kent	ME3 9DT		5000	Madam	Private Shareholder
10009587	Yapesh Nilkanth Patel Esq		35 Knights Road, Hoo	Rochester, Kent	ME3 9ET		5000	Sir	Private Shareholder
10009595	Nilkanth Chhotabhai Patel Esq	YN	13 Maundville Road	Christchurch, Dorset	BH23 2EN		13000	Sir	Private Shareholder
10009603	Scott Jason Oliver Esq		Higher Ramsgreave Road, Ramsgreave	Blackburn	BB1 9DJ		3500	Sir	Private Shareholder
10009611	Mr David John Holmes		Copperfield	London	E4 5AA		12000	Sir	Private Shareholder
10009645	Rock (nominees) Limited	2328546	1 Canada Square	Canary Wharf, London	EC2A 4AR		10000	Sirs	Nominee Company
10009660	E'trade Uk Nominees Limited	PEP	42nd Floor, 131 Queens Road	Watford, Hertfordshire	WD17 2QL		1629	Sirs	Nominee Company
10009702	Mr Paul Folland		Flat 2, 222 Shakespeare Tower, Barbican	London	EC2Y 8DR		85000	Sir	Private Shareholder
10009744	John William Pearson Esq		131 Shooters Hill	London	SE18 5SA		120000	Sir	Private Shareholder
10009769	Mr Sharma		27 Carrickbrack Rd	Howth, Co Dublin 13			11000	Sirs	Private Shareholder
10009777	Mr Vincent Bresnan		Rossmere, Writtle	Chelmsford, Essex	CM1 3HR	Ms Barbara Brennan	5000	Sir	Private Shareholder
10009785	Mr Craig Roger Dolan		41 Goodway Road, Great Barr	Birmingham, West Midlands	B44 8RL		500	Sir	Private Shareholder
10009793	Mr David Everett Garrad		31 Poundsfield, Haltwhistle	Northumberland	NE49 0AZ		16667	Sir	Private Shareholder
10009801	E Scarth And Son (builders) Limited		Westgate, Broxborough	Bedfordshire	MK43 0XZ		500	Sirs	Limited Company
10009835	Barrie James Colman Esq		26 Highfield Crescent, 5-7 Singer Street	Barnet, Herts	EN5 5XA / EC2A 4BQ		13334	Sir	Private Shareholder
10009850	Mr Richard Lowther		23 Belgravia Close	Sheffield, South Yorkshire	S7 2GU		9548	Sir	Private Shareholder
10009868	Transact Nominees Limited		Domain House	London	SW5 9SJ		1000	Sirs	Nominee Company
10009876	Mr John Darwin		60 Hastings Road, Clifton	Bristol	BS8 2NX		2000	Sir	Private Shareholder
10009900	Abdul Gaffer Omar Esq		36 Lonsridge Road	London			150000	Sir	Private Shareholder
10009959	Hargreaves Lansdown (nominees) VRA		Kendal House, 4 Brighton Mews	London				Sirs	Nominee Company

ID	Name	Code	Address	Town	County	Postcode	Joint Holder	Shares	Title	Type
10009975	Rock (nominees) Limited	775492	25 Luke Street	London		EC2A 4AR		700	Sirs	Nominee Company
10010007	Mr Keith Dexter Ronald Baker		119 Marlborough Road	Swindon		SN3 1NJ		1250	Sir	Private Shareholder
10010015	Garry Jenkins Esq		123 Brightfield Road	London		SE12 8QG		1664	Sir	Private Shareholder
10010031	Miss Sylvia Isabel Ripley		3 Vale Villas, Halfpenny Lane	Sunningdale	Berkshire	SL5 0EG		3000	Madam	Private Shareholder
10010049	Mr Gerard O'Donnell		3 Packhorse Lane, Wythall	Birmingham		B47 5DH	Mrs Jackie O'Donnell	5102	Sir	Private Shareholder
10010056	Mr John Colin Monk		19 Northage Close, Quorn	Loughborough	Leics	LE12 8AT		3317	Sir	Private Shareholder
10010064	Mr Brian William Levett George		Heollas Road	Talgarth	Brecon, Powys	LD3 0FH		1000	Sir	Private Shareholder
10010072	Stargas Nominees Limited		Greenways	London		B14 5AL		500000	Sirs	Nominee Company
10010106	Mr John Rigg		One Canada Square	Rawtenstall	Lancashire	BB4 6DR		500	Sir	Private Shareholder
10010122	Paul Frederick Lorriman Esq		16 Redwood Drive	Sharnal Street	High Halstow Rochester	ME3 8QR		4000	Sir	Private Shareholder
10010130	John Mathison Lovelace Carter Esq		Southview	Menston	Ilkley	LS29 6NP		3412	Sir	Private Shareholder
10010155	Mr Henry Cork		Beechwood	Grange-Over-Sands	Cumbria	LA11 7ZA		10000	Sir	Private Shareholder
10010205	Mr Edward George Alan Smith		Upwey, Overdene Chase	Upton, Ryde	Isle Of Wight	PO33 2BS		2000	Sir	Private Shareholder
10010213	Mr Geoffrey Charles Monk		161 Windsor Avenue	Uxbridge	Middlesex	UB10 9BA		750	Sir	Private Shareholder
10010221	Brian Kenneth Lecomber Esq		94 Ellesborough Road	Wendover	Aylesbury, Bucks	HP22 6EW	Mrs Barbara Joyce Lecomber	8508	Madam	Private Shareholder
10010239	Miss Mia Melika Carmen		79 Old Hall Lane	Manchester		M13 7NG		1000	Madam	Private Shareholder
10010254	Colin Neville Clark Esq		Brackenmoor	Laughton	Gainsborough, Lincolnshire	DN21 3QB		3000	Sir	Private Shareholder
10010288	Cecil George Bosley Esq	4871	54 De Lisle Road	Bournemouth		BH3 7NG	Mrs Marie Therese Bosley	7500	Madam	Private Shareholder
10010304	Raven Nominees Limited		4th Floor	London		E14 9TP		7200	Sirs	Nominee Company
10010338	Mrs Jane Catherine Butler		5 Park Lane	Brewood	Stafford	ST19 9DH	Matthew Peter Butler Esq	3717	Sir	Private Shareholder
10010361	Mr Stephen David Tarhard		138 Hatch Road	Pilgrims Hatch	Brentwood, Essex	CM15 9QB		961	Sir	Private Shareholder
10010379	Mr Robert James Pratt		Hilltop	Shorncote	Cirencester, Gloucestershire	GL7 6DG		1500	Sir	Private Shareholder
10010387	Anthony Joseph Sheridan Esq		34 Jedburgh Drive	Darlington	County Durham	DL3 6XD		2000	Sir	Private Shareholder
10010445	Mr Graham Hewitt		33 Woodlands Parkway	Timperley	Altrincham, Cheshire	WA15 7QT		1000	Sir	Private Shareholder
10010452	Robert Ferguson Cook Esq		85 Drumlanrig Street	Thornhill	Dumfriesshire	DG3 5LY		1000	Sir	Private Shareholder
10010460	Mr Tim Hearn		15A Deanfield Avenue	Henley-On-Thames	Oxfordshire	RG9 1UE		1123	Sir	Private Shareholder
10010478	Mr Ian Walter Whitson		33 Wood End Close	Halifax	West Yorkshire	HX3 0JU		3000	Sir	Private Shareholder
10010502	Mr John Hutchison		13 Balturnbie Braes	Ballumbie	Dundee, Angus	DD4 0JN		1000	Sir	Private Shareholder
10010510	Mrs Yvoline Sophie Milner		19 Wilbury Road	Hove	East Sussex	BN3 3JL		1000	Madam	Private Shareholder
10010528	Stephen Rodney Anderson Esq		35 Chaucer Close	Berkhamsted	Hertfordshire	HP4 3PP		379	Sir	Private Shareholder
10010536	Mrs Jeanine Helene Celine Ridley-Smith		Barnfold	Saints Hill, Penshurst	Tonbridge, Kent	TN11 8EN		1000	Madam	Private Shareholder
10010551	Roy Arthur Powell Esq		90 Broughton Road	South Woodham Ferrers	Chelmsford, Essex	CM3 5FY		3000	Sir	Private Shareholder
10010601	Hsbc Global Custody Nominee (u DBV118)		27 Roland Cresent, Mariner House	Newton Mearns / Pepys Street	Glasgow / London	G77 5JT / EC3N 4DA		542547	Sirs	Nominee Company
10010619	Mr Barry James Bayley		The Old Shop	Main Street, Lissett	Driffield, East Yorkshire	YO25 8PY	Mrs Patricia Bayley	3482	Sir	Private Shareholder
10010643	Mr Matthew John Nelder		4 Pound Road	Druids Heath	Birmingham, West Midlands	B14 5SD		1608	Sir	Private Shareholder
10010650	Anthony Parkinson Esq		16 Kingsley Avenue	Wigan	Lancashire	WN3 5LP		1000	Sir	Private Shareholder
10010668	Mr Alan Barry Webster		Springfield House	96 Downham Road	South Wirral	L60 5SQ		20000	Sir	Private Shareholder
10010684	Mansukh Gopal Varsani		54 South Park Road	Ilford	Essex	IG1 1SS	Mrs Kunver Varsani	3000	Sir/madam	Private Shareholder
10010700	Stephen Hudson Esq		22 Briar Close	South Hykeham	Lincoln	LN6 9UE		3175	Sir	Private Shareholder
10010726	State Street Nominees Limited HKMF		One Canada Square	London		E14 5AF		7604	Sirs	Nominee Company
10010767	Matthew Peter Hardwick Esq		92 Albany Walk	Woodston	Peterborough, Cambs	PE2 9AW		266	Sir	Private Shareholder
10010775	Mrs Jocelyn Swinn		23 Western Avenue	Poole	Dorset	BH13 7AN		10000	Madam	Private Shareholder
10010791	Mr David Anthony Davies HKEG		27 Teglan Park	Ammanford	Dyfed	SA18 3PE		4000	Sir	Private Shareholder
10010809	State Street Nominees Limited		One Canada Square	London		E14 5AF		438651	Sirs	Nominee Company
10010817	Hsbc Global Custody Nominee (u ...)	90811	30 St Vincent Place, Mariner House	Glasgow		G12HL		20158	Sirs	Nominee Company
10010825	Mrs Roseland Desme Treffry		14 Warren Road	Ashchurch Gardens	Tewkesbury, Glos	GL20 8QR		22393	Madam	Private Shareholder
10010858	Mr Christopher John Hyde		35 Green Park	Bath		BA1 1HZ		1600	Sir	Private Shareholder
10010882	Mr Ian Graham Ferguson		Newlands, 43 Stonehill Road	Headley Down	Bordon, Hants	GU35 8ET		8000	Sir	Private Shareholder
10010908	Mr Durrell Clive Manison		2 St Albans Road	Brynmill	Swansea, W Glam	SA2 0BP		3700	Sir	Private Shareholder
10010924	Mr Martin Waugh		5 MountView Gardens	Aberdeen	Aberdeenshire	AB25 2RT		4000	Sir	Private Shareholder
10010933	Mrs Sharun Jane Coppard		Genius Nook, Harley Lane	Heathfield	East Sussex	TN21 8AQ		2061	Madam	Private Shareholder
10010940	Geraid Francis Beddoes Esq		Winchester House, 2 Griffs Hollow	Carlton	Nottingham	NG4 1DL		9328	Sir	Private Shareholder
10010965	Deutsche Bank Aktiengesellschaf PROP0001		1 Great Winchester Street	London		EC2N 2EQ		30000	Sirs	Nominee Company
10010973	Peter Harris Esq		Great North Barn, Hamsey	Lewes	East Sussex	BN8 5TB		5000	Sir	Private Shareholder
10010981	Grant Adams Esq		46 Braeside Avenue	Aberdeen		AB15 7SU		30000	Sir	Private Shareholder
10010999	Mr Desmond Jenkins		Beau Maris, 149 Plymouth Road	Penarth		CF64 5DG		2065	Sir	Private Shareholder
10011054	Mr David Cheesmond		60 Reddisher Road	Marsden	Huddersfield, West Yorkshire	HD7 6NF	Mrs Pamela Cheesmond	804	Sir	Private Shareholder
10011088	Deryck Forbes Esq		Sunnybrae	Drumoak	Banchory, Kincardineshire	AB31 5AD	Mrs Audrey Forbes	41000	Sir	Private Shareholder
10011104	Mr George Mervin Broomes		16 Acheson Road	Hall Green	Birmingham, W Midlands	B28 0TJ		1000	Sir	Private Shareholder
10011112	Raven Nominees Limited	45073	4th Floor	London		E14 9TP		2500	Sirs	Nominee Company
10011120	Mrs Anne Cecilia Sharp		14 Finistere Avenue	Weybridge	Surrey	KT13 0DT		300	Madam	Private Shareholder
10011146	Mr Michael Edward Phillips		47 Stroudwater Park	Eastbourne	East Sussex	BN23 6UU		1000	Sir	Private Shareholder
10011161	Mr Rodney Alexander Shephard		70 Farrer Road, Gallop Gables A 01-02	Singapore		268850		1117	Sir	Private Shareholder

Ref No.	Name	Acct/Code	Address	Town	County	Postcode	Shares	Title	Type
10012607	Raven Nominees Limited	5541	4th Floor, 40 Marsh Wall	London		E14 9TP	176	Sirs	Nominee Company
10012615	Raven Nominees Limited	50643	4th Floor, 40 Marsh Wall	London		E14 9TP	515	Sirs	Nominee Company
10012623	Raven Nominees Limited	1ST	46 St James's Place	London		SW1A 1NS	3500	Sirs	Nominee Company
10012656	Reyker Nominees Limited		55 Moorgate	London		EC2R 6PA	609	Sir	Nominee Company
10012672	Securities Services Nominees Lim	2060000	C/o B125/mdcc, Didcot	Oxfordshire		OX11 8UR	677	Sir	Nominee Company
10012672	Simon Timothy Hayeox Esq		59 Worcester Drive, Solihull	West Midlands		B90 4TY	500	Sir	Private Shareholder
10012680	Brian John Millner Esq	204143	12 Highdown Crescent, Mortimer	Berkshire		RG7 3SP	25000	Sirs	Private Shareholder
10012714	Ncl (nominees) Limited		Bartlett House, 9-12 Basinghall Street	London		EC2V 5NS	896	Sir	Nominee Company
10012722	Mr Peter Robert Woods		32 The Bevers	London		EC2V 5NS	20000	Sirs	Private Shareholder
10012755	Ncl (nominees) Limited	155593	Bartlett House, 9-12 Basinghall Street	London		EC2V 5NS	50000	Sir	Nominee Company
10012797	Ncl (nominees) Limited	X54202K	Bartlett House, 9-12 Basinghall Street	London		SS4 3EJ	180	Sirs	Nominee Company
10012805	Mr Jamie Scott Archer		43 Nelson Road, Ashington	Essex		E14 9TP	15000	Sir	Private Shareholder
10012888	Raven Nominees Limited		Bartlett House, 40 Marsh Wall	London		EC2V 5NS	15000	Sirs	Nominee Company
10012912	Ncl (nominees) Limited	ISA	4th Floor, 9-12 Basinghall Street	London		EH7 6TL	29100	Sir	Nominee Company
10013001	Mr William Ferguson Scott		50 Wakefield Avenue, Edinburgh			LS1 6AG	1000	Sirs	Private Shareholder
10013059	Redmayne (nominees) Limited	P77652H	84 Albion Street	Leeds		LS1 6AG	2425	Sirs	Nominee Company
10013068	Redmayne (nominees) Limited	XH2023J	84 Albion Street	Leeds		LS1 6AG	10000	Sirs	Nominee Company
10013092	Raven Nominees Limited	52773	Brook House, 40 Marsh Wall	London		E14 9TP	2325	Sirs	Nominee Company
10013159	T. Hoare Nominees Limited	THNNOM	84 Albion Street, 27 Upper Brook Street	London		W1Y 1PD	90000	Sirs	Nominee Company
10013175	Redmayne (nominees) Limited	XH2016H	84 Albion Street	Leeds		LS1 6AG	10000	Sirs	Nominee Company
10013183	Quilsep Nominees Limited	A	St Helen's, 1 Underschaft	London		EC3A 8BB	125000	Sirs	Nominee Company
10013209	Littledown Nominees Limited	OE4G	P O Box 18171, 123 London Wall	London		EC2Y 5AJ	122753	Sirs	Nominee Company
10013225	Littledown Nominees Limited	OR5M	P O Box 18171, 125 London Wall	London		EC2Y 5AJ	258125	Sirs	Nominee Company
10013233	Hargreave Hale Nominees Limite	41271	Marsden House, 4-10 Springfield Road	Blackpool	Lancashire	FY1 1QW	25000	Sirs	Nominee Company
10013258	Ncl (nominees) Limited	142637	Bartlett House, 9-12 Basinghall Street	London		EC2V 5NS	30000	Sir	Nominee Company
10013266	Simon Ming-Yau Wong Esq		70 Chartbert Court, Mackennal Street	St Johns Wood	London	NW8 7DB	4900	Sirs	Private Shareholder
10013282	Rock (nominees) Limited	762575	25 Luke Street, London	London		EC2A 4AR	2000	Sirs	Nominee Company
10013308	Fiske Nominees Limited	VFRQP	Salisbury House, London Wall	London		EC2M 5QS	50000	Sirs	Nominee Company
10013324	Redmayne (nominees) Limited	P73727G	84 Albion Street	Leeds		LS1 6AG	6000	Sirs	Nominee Company
10013365	Ncl (nominees) Limited	114296	Bartlett House, 9-12 Basinghall Street	London		EC2V 5NS	5500	Sirs	Nominee Company
10013373	Ncl (nominees) Limited	Q50096A	Bartlett House, 9-12 Basinghall Street	London		EC2V 5NS	4000	Sir	Nominee Company
10013407	Redmayne (nominees) Limited	P77274H	84 Albion Street	Leeds		LS1 6AG	3280	Sirs	Nominee Company
10013431	Mr Barry Noel McConnell		38 Oxhey Road, Watford		Hertfordshire	WD19 4QQ	10000	Sirs	Private Shareholder
10013472	Jim Nominees Limited	JARVIS	15/17 Mount Ephraim Road, Tunbridge Road		Kent	TN1 1EN	22928	Sirs	Nominee Company
10013480	Jim Nominees Limited	PEP	15/17 Mount Ephraim Road, Tunbridge Road		Kent	TN1 1EN	15727	Sirs	Nominee Company
10013548	Ncl (nominees) Limited	202422	Bartlett House, 9-12 Basinghall Street	London		EC2V 5NS	15000	Sirs	Nominee Company
10013571	Ncl (nominees) Limited	202131	Bartlett House, 9-12 Basinghall Street	London		EC2V 5NS	9000	Sirs	Nominee Company
10013605	Reyker Nominees Limited	RNB	46 St James's Place	London		SW1A 1NS	2774	Sirs	Nominee Company
10013670	Pershing Keen Nominees Limited	MDCLT	Capstan House, One Clove Crescent	East India Dock	London	E14 2BH	2531	Sirs	Nominee Company
10013696	Draysey & Wright Nominees Lim	GEN	Canterbury House, 85 Newhall Street	Birmingham		B3 1LH	900	Sir/madam	Nominee Company
10013712	Dr Graham Knottenbelt		44 Belmont Street, Glasgow			G12 8EY	1059	Madam	Private Shareholder
10013720	Miss Elizabeth Anne Cowtan		42 Cascade Ave, Muswell Hill	London		N10 3PY	1750	Madam	Private Shareholder
10013811	Miss Rosaline Mordian		13 Coniston Gardens, Wembley	Middlesex		HA9 8SE	5409	Madam	Private Shareholder
10013829	Mrs Susan Margaret Newton		21 Pool Anthony Drive, Tiverton	Devon		EX16 4LT	4053	Sir	Private Shareholder
10013837	Miss Emily Frances Newton		21 Pool Anthony Drive, Tiverton	Devon		EX16 4LT	274	Sir	Private Shareholder
10013845	Mr Thomas William Newton		21 Pool Anthony Drive, Tiverton	Devon		EX16 4LT	274	Sir	Private Shareholder
10013852	Mr Fred Teska		5 Horton Downs, Maidstone	Kent		ME15 8TN	10000	Sir	Private Shareholder
10013860	Mr Alan Ernest Falkingham		1 Willowbank Terrace, Aylesbury	Bucks		HP21 7SD	1000	Sirs	Private Shareholder
10013878	Mr David Davenport Hughes		Penthos, Maenaddwyn	Llanerchymed	Anglesey	LL71 8BD	11000 (Mrs Cathryn Hughes)	Sir	Private Shareholder
10013894	Redmayne (nominees) Limited	XB2035J	84 Albion Street	Leeds		LS1 6AG	3250	Sir	Nominee Company
10013926	Mr Douglas Arthur Rice		16 Dorney Grove, Weybridge	Surrey		KT13 8NE	5400	Sir	Private Shareholder
10013944	Mr Ian Neil Lightbody		56 Windermere Drive, Great Notely	Braintree	Essex	CM77 7HA	15000	Sir	Private Shareholder
10013951	Mr Allan John Davison		Lyndholmford House, Roweltown	Carlisle		CA6 6LH	2500	Sirs	Private Shareholder
10013985	Rock (nominees) Limited	1317665	25 Luke Street, London	London		EC2A 4AR	20000	Madam	Nominee Company
10014017	Mrs Gillian Anne Lovelle		Highfield, Grove Lane	Waltham		E1 5BD	250	Sir	Private Shareholder
10014025	Mr Syed Mataherul Huq		Flat 8/11 Kempton Court, 2 Durward Street	London	North East Lin	LS1 6AG	4000	Sirs	Private Shareholder
10014074	Redmayne (nominees) Limited	HR2209G	84 Albion Street	Leeds		LS1 6AG	3800	Sirs	Nominee Company
10014132	Investment Administration Nomi	HCL1SA	Clockhouse, Dogflud Way	Farnham	Surrey	GD9 7UL	11900	Sir	Nominee Company
10014140	John Mitchell Maclaurin Esq		Garden Cottage, Edenchip	Lochearnhead		FK19 8NT	10000	Sirs	Private Shareholder
10014157	Pershing Keen Nominees Limited	PUCLT	Capstan House, One Clove Crescent	East India Dock	London	B14 2BH	49380	Sirs	Nominee Company
10014173	Mr David Ralph White		6 Little Dragons, Nursery Road	Loughton	Essex	IG10 4DG	15000	Sir	Private Shareholder
10014207	Raven Nominees Limited	46992	4th Floor, 40 Marsh Wall	London		E14 9TP	400	Sirs	Nominee Company
10014223	Alliance Trust Savings Nominees Limited	GALLNOM	Meadow House, 64 Reform Street	Dundee	Dundee	DD1 9YP	6373	Sirs	Nominee Company
10014231	Jim Nominees Limited		15/17 Mount Ephraim Road, Tunbridge Road		Kent	TN1 1EN	21339	Sirs	Nominee Company
10014272	Kian Tong Sim Esq		Flat 15 Vanborough Court, Wellesley Road	Sutton	Surrey	SM2 5BW	9872	Sir	Private Shareholder
10014280	Daniel James Charles Bordoh Esq		28 Birchfields, Chatham	Kent		ME5 8AA	1000	Sir	Private Shareholder

ID	Name	Ref	Address	Town	County	Postcode	Joint Holder	Shares	Title	Type
10014298	Mrs Kim Abbey		3 Anthony Place, Polecat Hill	Hindhead	Surrey	GU26 6BD		2272	Madam	Private Shareholder
10014306	Mrs Therese Pearson		222 Shakespeare Tower, Barbican	London		EC2Y 8DR		60000	Madam	Private Shareholder
10014314	Jim Nominees Limited		15/17 Mount Ephraim Road, Tunbridge Road		Kent	TN1 1EN		2033	Sirs	Nominee Company
10014355	Murray Asset Nominees Limited	SNETISAS	39 Castle Street	Edinburgh		EH2 3BH		29300	Sirs	Nominee Company
10014363	Bny (ocs) Nominees Limited	PEP	1 Canada Square	London		E14 5AL		197000	Sirs	Nominee Company
10014371	Mr Subramanian Kanagenthiran	ESPSBEB	49 Attlee Terrace, Walthamstow	London		E17 3EG		300	Sir	Private Shareholder
10014386	Mrs Mary Elizabeth Yates		10 Parkwood, Prospect Hill	Pershore	Worcestershire	WR10 3HT		8567	Madam	Private Shareholder
10014397	State Street Nominees Limited	OM01	One Canada Square, Birnley Castle	London		E14 5AF		73882	Sirs	Nominee Company
10014406	Mr Noel Griffin		12 Glenarm Square	London		DL6 2TX		3000	Sir	Private Shareholder
10014413	Richard Barker Greaves Esq		Bank House Farm, Drumcondra	Dublin 9	Ireland			1000	Sir	Private Shareholder
10014421	Mrs Hazel Park		6 Granville Place, Brompton	Northallerton		AB10 6NZ		23902	Madam	Private Shareholder
10014439	Mr Ian Kirby		2c Victoria Road	Aberdeen		SM1 4RT		10000	Sir	Private Shareholder
10014447	Rock (nominees) Limited	1904726	25 Luke Street	Sutton	Surrey	EC2A 4AR		125000	Sirs	Nominee Company
10014454	Miss Hanna Parker		53 Fibbing Road, Old Town	Eastbourne	East Sussex	BN20 8SD		2000	Madam	Private Shareholder
10014504	Mr Jeffrey Carr		9 Achilles House, Old Bethnal Green Road	London		E2 9RT		4000	Sir	Private Shareholder
10014512	Mrs Jeanette Jones		Dwyfor, Llanbedrgoch		Gwynedd	LL76 8TZ		2125	Madam	Private Shareholder
10014520	W B Nominees Limited	PSUKISA	Sophia House, 76-80 City Road	London		EC1Y 2EQ		8000	Sirs	Nominee Company
10014553	Mr Wyndham George Barbero		10 Pentathlon Way, Cheltenham		Gloucestershire	GL60 6SE	Mr Simon Roy Sprivgett	2272	Sir	Private Shareholder
10014595	M.e.w. Nominees Limited	SCW2	Bartlett House, 9-12 Basinghall Street	London		EC2V 5NS	Ms Jean Powell	5000	Sirs	Nominee Company
10014603	Mr Roger Hayman Keys		Pints & Punts Investment Club, 14 Albion Park	Loughton	Essex	IG10 4RR		1000	Sir	Private Shareholder
10014652	Miss Eileen Chapman		8 Dewpond Walk, Lychpit	Basingstoke	Hampshire	RG24 8RZ		5000	Madam	Private Shareholder
10014678	Michael Waterson Esq		Pightle House, East Street	Bourton	Gillingham	SP8 5QU		1000	Sir	Private Shareholder
10014686	Redmayne (nominees) Limited	HRG247K	84 Albion Street	Leeds		LS16AG		4000	Sirs	Nominee Company
10014694	Mrs Lucy Alexandra Bernadette Charlampow		3 Lakewood Drive, Barlaston	Stoke On Trent	Staffordshire	ST12 9BH		3000	Madam	Private Shareholder
10014702	Miss Samantha Wynn Gee		Tomten	Radlett	Hertfordshire	WD7 9EW		4000	Madam	Private Shareholder
10014710	J.p. Morgan Securities Ltd	JPCREPON	60 Victoria Embankment	London		EC4Y 0JP		1855	Sirs	Limited Company
10014728	Mr Geoffrey Thomas Meakin		Slainte, 15 London Road	Shenley				2000	Sir	Private Shareholder
10014736	Mr James Frederick Dilgert		11 Mountneesing, 8 Glovers Lane, Balderton	Newark	Nottinghamshire	NG24 3LW	Mrs Lyrola Gladys Dilgert	233	Sir	Private Shareholder
10014777	Andrew Gerard Wolstenholme Esq		25 East Road, Hadleigh	Benfleet	Essex	SS7 2QB		1951	Sir	Private Shareholder
10014793	Mr Geoffrey John Pitts		2 Downe Close, Rotherham	Rotherham		S65 2UX		10000	Sir	Private Shareholder
10014819	Mr Gerald Walter Davies		Rose Cottage, Horley	Horley	Surrey	RH6 8AQ		5000	Sir	Private Shareholder
10014827	Raven Nominees Limited	48187	4th Floor, 287 Reading Wall	Henley-On-Thames	Oxfordshire	RG9 1EL		1941	Sirs	Nominee Company
10014835	Mrs Barbara Linda Edge		7 Cwm Gwennol, 40 Marsh Wall	Saundersfoot	Pembrokeshire	SA69 9FN		11478	Madam	Private Shareholder
10014843	Nel (nominees) Limited	164272	Bartlett House, 9-12 Basinghall Street	London		EC2V 5NS		8000	Sirs	Nominee Company
10014876	Raven Nominees Limited	47164	4th Floor, 40 Marsh Wall	London		E14 9TP		1136	Sirs	Nominee Company
10014884	Cornelis Matheus Vis Esq		16 Paddock Way	York		YO26 6AJ		1000	Sir	Private Shareholder
10014892	David Keith Rigby Esq		Bridfield House, St Giles House	Henley On Thames	Oxon	RG9 3BP		6500	Sir	Private Shareholder
10014950	Mr Graham Veere Sherren		Centaur Communications Ltd, Lambridge Wood Road	Henley On Thames	Oxon	W1P 7AX		7400	Sir	Private Shareholder
10014959	Dayorest Nominees Limited	16554	Davy House, 49 Dawson Street	Dublin 2	Ireland			1130	Sirs	Nominee Company
10014967	Rock (nominees) Limited	201137	25 Luke Street, 50 Poland Street	London		EC2A 4AR		5000	Sirs	Nominee Company
10014975	The Corporation Of Lloyds	5269401	Gun Wharf, Dock Road	Chatham	Kent	ME4 4TU		25000	Sirs	Private Shareholder
10014983	Mrs Jill Amanda McErvel		The Mews, 9 Derryvolgie Avenue	Belfast		BT9 6FL		2000	Madam	Private Shareholder
10015006	Neil Richard Henderson Esq		6 South Bend, Gosforth	Newcastle Upon Tyne		NE25 5TR		1000	Sir	Private Shareholder
10015022	Rafic Yacoub Kreidi Esq		22 Leonard Court, Edwardes Square	London		W8 6NL		6000	Sir	Private Shareholder
10015063	Raven Nominees Limited	54327	4th Floor, 40 Marsh Wall	London		E14 9TP		5000	Sirs	Nominee Company
10015105	Pershing Keen Nominees Limite	RACLT	Capstan House, One Clove Crescent	East India Dock	London	E14 2BH		5000	Sirs	Nominee Company
10015113	Mr Simon James Fenwick		32 Woodvale Crescent	Bingley		BD16 4AL		2055	Sir	Private Shareholder
10015121	Mr Stanley Thomas France		57 Dividy Road, Bucknall	Stoke On Trent	Staffordshire	ST2 9JW		1000	Sir	Private Shareholder
10015139	Mr Phillip Charles Goodison		33 Stocks Court, Poulton-Le-Fylde		Lancashire	FY6 7TA		4000	Sir	Private Shareholder
10015147	Alan Mosby Esq		25 Maxwell Street, Dumfries		Scotland	DG2 7AW		10000	Sir	Private Shareholder
10015162	Mr Eirian Jones		Brooklands Farm, Penybedd Road, Pembrey	Burryport	Carmarthenshire	SA16 0HJ		1095	Sir	Private Shareholder
10015170	Mr James Rowcroft		29 Towneley Road, Longridge	Preston	Lancashire	PR3 3EA		4000	Sir	Private Shareholder
10015196	Mrs Sarah Jane Tudor		17 Erica Close, Locks Heath	Southampton	Hampshire	SO31 6SD		2500	Madam	Private Shareholder
10015212	Hsbc Global Custody Nominee (u	926510	Mariner House, Pepys Street	London		EC3N 4DA		14532	Sirs	Nominee Company
10015253	Mr Paul McAlea		26 Tornagrough Road, Hannahstown	Belfast		BT17 0NL		4000	Sir	Private Shareholder
10015261	Mr Jeram Mithu Kanji Patel		26 Victor Grove, Wembley		Middlesex	HA0 4JJ	Mrs Shanta Patel	2000	Sir	Private Shareholder
10015279	Mr Michael David Cranfield Esq		Flat 6 St Johns Way, Godalming		Surrey	GU7 3RB		12584	Sir	Private Shareholder
10015303	Mr Ajith Perera		72 Tunis Road	London		W12 7EY		1000	Sir	Private Shareholder
10015311	E'trade Uk Nominees Limited	SIPP	42nd Floor, 1 Canada Square	London		E14 5AA		7816	Sirs	Nominee Company
10015352	Philip Ivor Maunder Esq		7 Falcon Close, Whitestone	Nuneaton	Warwickshire	CV11 6TE		1300	Sir	Private Shareholder
10015360	Nel (nominees) Limited	180356	Bartlett House, 9-12 Basinghall Street	London		EC2V 5NS		50000	Sirs	Nominee Company
10015378	Mr Michael Andrew Bavin		50 Bincombe Crescent, Knowle		West Midlands	B93 0LE		419	Sir	Private Shareholder
10015386	Redmayne (nominees) Limited	P67788C	84 Albion Street	Leeds		LS16AG		7200	Sirs	Nominee Company
10015402	Chase Nominees Limited	FCLEND	P O Box 18171, 125 London Wall	London		EC2Y 5AJ		1062964	Sirs	Nominee Company
10015428	Chase Nominees Limited	T02303	P O Box 18171, 125 London Wall	London		EC2Y 5AJ		150000	Sirs	Nominee Company

Account/Code	Name	Ref	Address	Locality / Town / County	Postcode	Joint Holder	Shares	Title	Type
10015444	Mr Sohail Miran		22 Donisthorpe Street	West Bowling, Bradford, West Yorkshire	BD5 7AN		50	Sir	Private Shareholder
10015469	Mr Campbell McKay Taylor		3 Lomond View	1/1 Ashwood Gardens, Jordanhill, Glasgow	G13 1NX		1000	Sir	Private Shareholder
10015477	Raven Nominees Limited		40 Marsh Wall	London	E14 9TP		1000	Sirs	Nominee Company
10015485	Phildrew Nominees Limited	47764	4th Floor	London	EC3V 9AH		50000	Sir	Nominee Company
10015493	Mr Mohammed Ayad Rais	LP20	21 Lombard Street	London			5926	Sir	Private Shareholder
10015501	Mr Justin Thomas Roberts		C Of United Technical Services Po Box 277	Abu Dhabi, Uae	CR0 1DF		900	Sir	Private Shareholder
10015519	Mr Philip Edward Gutteridge		158 Chaldon Way	Coulsdon, Surrey	DE21 6EW		1183	Sirs	Private Shareholder
10015543	Teawood Nominees Limited	3388s	23 Shropshire Avenue	Derby, Derbyshire	EC3A 7QR		300000	Madam	Nominee Company
10015568	Rock (nominees) Limited	200238	Beaufort House	15 St Botolph Street, London, Essex	EC2A 4AR		4666	Sir	Private Shareholder
10015584	Miss Sally Roberts		25 Luke Street	London	CM3 6FZ		1500	Sir	Private Shareholder
10015592	Mr Paul Connaughton		Hillview	Howe Green Road, Purleigh, Chelmsford			3000	Madam	Private Shareholder
10015600	Allan Harvey Fair Esq		56 St Anthonys Crescent	Walkinstown, Dublin 12, Ireland	AB32 6LB		4000	Madam	Private Shareholder
10015618	Mr Ivan Marks		6 Broadlands Gardens	Westhill, Aberdeenshire	DT6 6SE		4695	Sirs	Private Shareholder
10015626	Mrs Cynthia Rapson		Oak Lodge	15 Barneys Close, Charmouth, Dorset	SS5 4LP		6343	Sir	Private Shareholder
10015634	Mrs Pamela Shirley Simon		8 Martin Walk	Hockley, Essex	SA15 3HP	John Russell Simon Esq	5899	Sirs	Nominee Company
10015642	Rock (nominees) Limited	4410025	32 Old Road	Llanelli, Carms	CR2 7HW		75000	Sir	Private Shareholder
10015667	David Robert Keen Esq		25 Luke Street	London	EC3N 4SG		10000	Sirs	Nominee Company
10015675	Socgen Nominees (uk) Limited	1438	Sq House	41 Tower Hill, South Croydon	ME17 1UN		7058	Sir	Nominee Company
10015709	Mr John David Hennessy Stubbs		Penn Court	Manor Lane, Hollingbourne, Maidstone, Kent	EC3N 4DA		1000	Sirs	Nominee Company
10015717	Hsbc Global Custody Nominee (u	748418	Mariner House	Pepys Street, London	WC2A 3NL	Mrs Mina Manjeet Bhania	4427026	Sir	Private Shareholder
10015733	Cancer Research Technology Limited		Sardinia House	Sardinia Street, London	N3 2DU		120	Sirs	Nominee Company
10015758	Mr Manjeet Kumar Bhania		37 Etchingham Park Road	Finchley, London	EC2M 5QS		25000	Sirs	Nominee Company
10015766	Fiske Nominees Limited	STJAMO0C	Salisbury House	London Wall, London	LS16AG		10000	Sirs	Nominee Company
10015782	Redmayne (nominees) Limited	CO2293B	84 Albion Street	Leeds	EC3N 4DA		25000	Sir	Nominee Company
10015790	Hsbc Global Custody Nominee (u	937089	Mariner House	Pepys Street, London	OX25 4JA		15000	Sirs	Private Shareholder
10015808	Timothy Lang Esq		The Stables	St Marys Walk, North Aston, Oxfordshire	Usa		6084180	Sirs	Private Shareholder
ABBOT 01	Abbott Laboratories		Domestic Legal Dept 322 Building AP6	100 Abbott Park Road A Illinois 60064 Usa	EC2V 7HQ		1	Sirs	Limited Company
ABI 01	Abi (premises) Ltd		Honey-Linn Goldberg, 51 Gresham Street	London	SS9 1RP		700	Sir	Private Shareholder
ABLITK01	Mr Kevin James Ablitt		37 Oakleigh Park Drive	Leigh On Sea, Essex	SK8 4JT		3692	Madam	Private Shareholder
ABRAMD01	Mrs D P Abram		11 Firs Road	Cheadle, Cheshire	EH2 4DF	L Abram Esq	10000	Sirs	Nominee Company
ADAM 01	Adam & Company (nominees) Limited		22 Charlotte Square	Edinburgh	W3 6JB		5184	Sir	Private Shareholder
ADAMSN01	Nicholas Charles Adams Esq		6 Faraday Road	Aston	TA3 6TA		2000	Madam	Private Shareholder
ADAMSS0a	Mrs Sylvia Adams		Manor Farm, Lower Street	Curry Mallet, Taunton, Somerset	PR4 0TT		466	Sir	Private Shareholder
ADDY J01	Mr Joseph Addy		Old Vicarage, Preston Road	Inskip, Preston	FK10 2AG		350	Sir	Private Shareholder
AFFA F01	Frank Affa Esq		1 Sunnyside Court	Alloa, Clackmannanshire	SE5 0RZ		500	Madam	Private Shareholder
AGUILE0a	Mrs Emma Aguilar		52a	Camberwell New Road, London	BR3 3NY		851	Sir	Private Shareholder
AHMETO01	Mr Onder Ahmet		101 Bramerton Road	Beckenham, Kent	BS7 0XB		1000	Sir	Private Shareholder
ALAM K01	Mr Khawaja Mahboob Alam		96 Grittleton Road	Horfield, Bristol	B75 6PT	Mrs Shahida Alam	450	Madam	Private Shareholder
ALDER S0a	Steven Anthony Alderson Esq		80 Little Sutton Road	Four Oaks, Sutton Coldfield, Birmingham	SW13 8AL	Frederick Aldred Esq	1000	Sir/madam	Private Shareholder
ALDRE E01	Mrs Irene Aldred		41 Wyatt Drive	Barnes, London	NP2 1HY	Mrs Seema Ali	500	Madam	Private Shareholder
ALI M01	Dr Mehboob Ali		Greenways	Sunnybank Road, Blackwood, Gwent	IP14 6AX		3600	Sir	Private Shareholder
ALLENV01	Mrs Veronica Barbara Allen		Willow Faarm	Stonham Aspal, Stowmarket, Suffolk	DO7 1QZ		360	Madam	Private Shareholder
ALLISG01	Gordon Andrew Allison Esq		Burnside	Shore Road, Auchencairn, Castle Douglas	LS29 8BQ		257	Sir	Private Shareholder
ALLISS0a	Mrs Sandra Allison		128 Skipton Road	Ilkley, West Yorkshire	IM3 1BG		4100	Madam	Private Shareholder
ALSOPJ01	John Alan Alsop Esq		The Old Stables	Harbour Road, Onchan, Isle Of Man	SW17 4AL		96197	Sir	Limited Company
ALTIU 02	Altium Capital Limited	APPRINC	90 St James' Square	London	CM2 8RP		513	Sirs	Limited Company
AMEY L01	Mrs Linda Margaret Amey		52 Skinners Lane	Galleywood, Chelmsford, Essex	KT3 4JU		1166	Madam	Private Shareholder
ANAND S0a	Subramaniam Anandakrishnan Esq		15a Orchard Avenue	New Malden, Surrey	CF4 6XR		500	Sir	Private Shareholder
ANDRE C01	Mr Christopher John Andrews		1 Haul Fryn	Pantmawr, Cardiff	BS15 2BN		1200	Sir	Private Shareholder
ANDRE G01	Mr Glenn Andrews		42 Britannia Road	Kingswood, Bristol	PO40 9UD		233	Madam	Private Shareholder
ANSELJ01	Mrs Jenifer Mary Ansell		Barton Cottage	Manor Road, Freshwater, Isle Of Wight	CH3 9EN		700	Madam	Private Shareholder
ARDEN B01	Mrs Beryl Ryder Arden		Oakfield, Coddington	Tattenhall, Chester, Cheshire	E5 8QN		500	Sir/madam	Private Shareholder
AREMOJ02	Mrs Jean Marie Aremola		Ivy Farm	Rendlesham Road, Clapton, London	CW6 6HJ		1845	Madam	Private Shareholder
ARMATR01	Dr Robert James Armatage		13 Stellman Close	Rhuddal Heath, Tarporley, Cheshire	G66 0BT		2000	Sir	Private Shareholder
ARNAC M01	Mooroogessa Arnachellum Esq		Flaxyards Cottage	South Barrwood Road, Kilsyth, Glasgow	E14 5LB	Mrs Moira Sarah Arnachellum	5950	Sirs	Private Shareholder
ARNHO 02	Arnhold And S Bleichroeder Inc	CLIENT	Silver Birch, Citigroup Centre	Canada Square, London	KT12 2ES		1200	Sirs	Private Shareholder
ARNOLD01	Derek Norman Arnold Esq		10 Rivernook Close	Walton On Thames, Surrey	M2 5JJ		2300	Sir	Private Shareholder
ASCO 01	Asco Nominees Limited	PEPG	3rd Floor	Alexandra Buildings, Queen Street, Manchester	WN5 7EZ		1000	Sirs	Nominee Company
ASHCRK01	Mr Keith Ernest Ashcroft		Briequebec	44 Crank Road, Billinge, Nr Wigan	WN1 2RG	Mrs Judith Ann Ashcroft	300	Sir	Private Shareholder
ASHTOA01	Mr Alfred Arthur Ashton		10 Elmfield Road	Wigan, Lancs	OL12 8AN		1000	Madam	Private Shareholder
ASHWOG01	Mrs Frances Ashworth		16 New Way	Cowh Park, Whitworth, Rochdale	SL1 3BY		2500	Madam	Private Shareholder
ASLAMH01	Ms Haneem Aslam		23 Lake Avenue	Slough	SL1 3BY		3000	Sir	Private Shareholder
ASLAMM01	Mr Mohammed Adam Esq		23 Lake Avenue	Slough	DT2 8BQ	Mrs Zabedh Bibi	300	Madam	Private Shareholder
ASTON J01	John Shepherd Aston Esq		23 Egdon Glen	Crossways, Dorchester, Dorset	IG8 9HS		600	Sir	Private Shareholder
ASWANA01	Dr Andrew Aswani		61 Rokeby Gardens	Woodford Green, Essex				Sir/madam	Private Shareholder

Code	Name	Address	Shares	Additional Holder(s)	Salutation	Type
ATHERR01	Mr Richard Langley Atherton	8a Chequer Street, St Albans, Herts, AL1 3XZ	1000		Sir	Private Shareholder
AUMEED01	Dutt Aumeerun Esq	8 Hartfield Court, 96 Hartfield Road, Wimbledon, London, SW19 3TF	500		Sir	Private Shareholder
BAGGAR01	Robert John Baggaley Esq	88 Fernside Avenue, Almondbury, Huddersfield, HD5 8PG	160		Sir	Private Shareholder
BAGLIA01	Alfonso Baglioni	56 Blossom Way, West Drayton, Middlesex, UB7 9HG	4000	Jean Baglio Daniel Baglioni	Sir/madam	Private Shareholder
BAILEP01	Mrs Pauline Mary Bailey	40 Blenheim Drive, Oxford, Oxfordshire, OX2 8DQ	4666		Madam	Private Shareholder
BAILEV01	Victor Douglas Bailey Esq	6 Allt Y Mor, Trefor, Caernarfon, Gwynedd, LL54 5LB	235		Sir	Private Shareholder
BAINER01	Mr Robert Martin Baines	10 Wyebank Way, Tutshill, Chepstow, Gwent, NP16 7DN	1907		Sir	Private Shareholder
BAIRSG01	Mr George Warwick Bairstow Esq	6 Priory Mews, Lytham St Annes, FY8 4FT	1715		Sir/madam	Private Shareholder
BAKERC01	Colin Clive Baker	3 Gainsborough Road, Shottery, Stratford Upon Avon, Warwickshire, CV37 9FA	2020	Mrs Agnes Baker	Sir	Private Shareholder
BALA K01	Mr Kamlesh Kumar Jagdis Bala	18 Stockey End, Abingdon, Oxon, OX14 2NF	500		Sir	Private Shareholder
BALNAR01	Mr Richard Philip Balnaves	54 White Hedge Drive, St Albans, Herts, AL3 5TX	2584		Sir	Private Shareholder
BANCA 01	Share Dealink Nominees Limited IMIW	Wren House, 15 Carter Lane, London, EC4V 5EV	182294		Sirs	Nominee Company
BARCL 13	Barclayshare Nominees Limited	54 Lombard Street, London, EC3P 3AH	1428561		Sirs	Nominee Company
BARDER01	Dr Robert Keith Barden	Alsop Farmhouse, Alsop Lane, Princes Risborough, Buckinghamshire, HP27 9RU	433		Sir/madam	Private Shareholder
BARKED01	David Barker Esq	93 Croft Road, Balby, Doncaster, DN4 9HD	250		Sir	Private Shareholder
BARKEK02	Mr Kevin Martyn Barker	45 Squires Leaze, Thornbury, Bristol, BS35 1TH	7000	Mr Roger Barker	Sir	Private Shareholder
BARKES01	Mrs Susan Barker	17-21 New Century Road, Doncaster, South Yorkshire, DN4 9NE	700		Madam	Private Shareholder
BARNA 04	Barnard Nominees Ltd (LOR08PS)	5 Cambridge Road, Laindon, Basildon, Essex, SS15 6AG	5000		Sirs	Nominee Company
BARNEC01	Dr Colin Thomas Barnes	Brookside, Girton, Cambridge, Cambridgeshire, CB3 0PN	2333		Sir/madam	Private Shareholder
BARNER01	Dr Ronald Albert Barnes	Cow Lane, Denchworth, Wantage, Oxon, OX12 0EA	2500		Sir/madam	Private Shareholder
BARNES01	Mrs Sylvia Barnett	3 Ashburnham Grove, Bradford, West Yorkshire, BD9 4NX	40		Madam	Private Shareholder
BARNWE01	Mrs Elaine Margaret Barnwell	9 Marigold Walk, Widmer End, High Wycombe, Bucks, HP15 6BZ	590		Madam	Private Shareholder
BARONS01	Miss Suzanne Elizabeth Baron	136b Sinclair Road, London, W14 0NL	2492		Madam	Private Shareholder
BARRA 01	Barratt & Cooke Gal Nominees L ISA	5 Opie Street, Norwich, NR1 3DW	1931		Sirs	Nominee Company
BARRAR01	Mr Richard William Barraclough	Pitmoore, Ashburton, Devon, TQ13 7EJ	1000		Sir	Private Shareholder
BATESC01	Mr Casper Justin Bates	140 Mortlake Road, Kew, Richmond, Surrey, TW9 4EW	260		Sir	Private Shareholder
BATESR03	Mr Robert Charles Bates	43 Addison Way, Hampstead Garden Suburb, London, NW11 6AR	200		Sir	Private Shareholder
BATRAR01	Mr Ronald George Batram	Kimberleigh House, 24 Bletchingdon Road, Hampton Poyle, Kidlington, Oxfordshire, OX5 2QG	1000		Sir	Private Shareholder
BAVISS01	Stuart William Bavister Esq	24 Foster Road, Gosport, Hampshire, PO12 2JJ	466		Sir	Private Shareholder
BAXTER01	Rupert Baxter-Smith Esq (GPEP)	74 Blackwell Avenue, Oakdene Park, Culloden, Inverness, IV1 2DY	250		Sir	Private Shareholder
BDS N 02	Bds Nominees Limited	Po Box 1035, Commercial Union House, 39 Pilgrim Street, Newcastle Upon Tyne, NE99 1NY	64103		Sirs	Nominee Company
BEAHOS01	Mr Stephen Joseph Beahon	48 Bracken Lane, Higher Bebington, Wirral, CH63 2LZ	389		Sir	Private Shareholder
BEALES01	Mrs Sheila Beale	11 Charminster, 46 Craneswater Park, Southsea, Hampshire, PO4 0NU	166		Madam	Private Shareholder
BEAN E01	Mr Edward Bean	1 Raeburn Gardens, Barnet, Herts, EN5 5DB	722		Sir	Private Shareholder
BEDFOU01	Mr John Edgar Bedford	30 Worthing Road, Patchway, Bristol, Avon, BS34 9HX	1200		Sir	Private Shareholder
BEDFQM02	Mrs Mavis Bedford	30 Worthing Road, Patchway, Bristol, Avon, BS24 9HX	1200		Madam	Private Shareholder
BEDINM01	Michael James Bedingfield Esq	3 Sandown Court, 130 Hangleton Road, Hove, West Sussex, BN3 7SE	380		Sir	Private Shareholder
BELLJ01	Mr John Graham Bell	43 Halnaker, Chichester, PO18 0NQ	2000		Sir	Private Shareholder
BENNEE01	Mr Earl Stanley William Thomas Bennett	68 Meadow Way, Bradley Stoke, Bristol, BS32 8BP	6000		Sir	Private Shareholder
BENNEI01	Mrs Iris Bennett	49 Park Avenue, Sunderland, Tyne And Wear, SR6 9NJ	751	Thomas Bennett Esq	Madam	Private Shareholder
BENNEM02	Malcolm James Bennett Esq	20 Western Road, Sutton, Surrey, SM1 2TE	4666		Sir	Private Shareholder
BENNET01	Mr Terry Michael Bennett	The Rectory, Church Road, Burstow, Surrey, RH6 9RG	1200		Sir	Private Shareholder
BERRIJ01	Ms Judith Berridge	42 Longwood Gate, Longwood, Huddersfield, West Yorkshire, HD2 4UP	300		Madam	Private Shareholder
BERRYJ01	J D Berry	Fools Gold, C/o 1 Northmead, Presbury, Macclesfield, Cheshire, SK10 4XD	2769	K A Poyser F M Armitt J R M Hero	Sir/madam	Private Shareholder
BERRYJ02	Judith Mary Berry	46 Eskdale Avenue, Bramhall, Stockport, Cheshire, SK7 1DX	9977		Madam	Private Shareholder
BERTRD01	Mr David Bertram	Woodside, Church Road, Studham, Dunstable, Beds, LU6 2QA	867		Sir	Private Shareholder
BEVINB01	Mrs Barbara Ellen Bevin	Gale House, 49 Rentham Road, Saxmundham, Suffolk, IP17 1EA	1166		Madam	Private Shareholder
BEWESJ01	Jonathan Michael Arundell Bewes Esq	47 Tantallon Road, London, SW12 8DF	1000		Sir/madam	Private Shareholder
BEYNOM01	Michael John Beynon Esq	7 Penmard Drive, Southgate, Swansea, SA3 2BL	1700	David Eric Beynon Esq	Sir/madam	Private Shareholder
BHATIJ01	Jyoti Bhatt	23 Selborne Road, Ilford, Essex, IG1 3AH	200		Sir	Private Shareholder
BINGHG01	Miss Gail Bingham	70 High Street, Swinderby, Lincoln, LN6 9LU	365		Madam	Private Shareholder
BIRKEW01	W Birkett	4 Fort Road, Guildford, Surrey, GU2 3TB	42735		Sir	Private Shareholder
BITTTO01	Mr Oren Bittoun	227 North Road, Wimbledon, London, SW19 1TP	184		Sir	Private Shareholder
BLAGGN01	Dr Nigel Blagg	39 Staplegrove Road, Taunton, Somerset, TA1 1DG	500		Sir/madam	Private Shareholder
BLAGGN02	Dr Nigel Robert Blagg	39 Staplegrove Road, Taunton, Somerset, TA1 1DG	1000		Sir/madam	Private Shareholder
BLAIRD01	Mr Derek Glynn Blair	6 Hunters Court, Stalybridge, Cheshire, SK5 2UH	884		Sir	Private Shareholder
BLOOMP01	Miss Patricia Audrey Bloomfield	38 Bowness Avenue, Headington, Oxford, OX5 0AL	466		Madam	Private Shareholder
BLOXAM01	Mrs Mabel Bloxam	26 Chestnut Drive, Poynton, Cheshire, SK12 1QE	450		Madam	Private Shareholder
BNY (01	Bny (ocs) Nominees Limited	1 Canada Square, London, E14 5AL	3758594		Sirs	Nominee Company
BNY G 04	Bny Gil Client Account (nominee: PBUKI	1 Canada Square, London, E14 5AL	392584		Sirs	Nominee Company
BNY N 01	Bny Norwich Union Nominees Li LEIC	1 Canada Square, London, E14 5AL	23000		Sirs	Nominee Company
BNY N 02	Bny Norwich Union Nominees Li LIFE	1 Canada Square, London, E14 5AL	471000		Sirs	Nominee Company
BODDYJ01	Mrs Joan Vera Boddy	20 Dartmouth Road, Ruislip, Middx, HA4 0DB	933	Mr Ronald Desmond Boddy	Madam	Private Shareholder
BODDYS01	Mrs Suzanne Julie Boddy	8 Woodside Road, Northwood, Middlesex, HA6 3QE	933		Madam	Private Shareholder
BOLDRB01	Bernard Ernest Boldry Esq	76 Cantley Lane, Bessacarr, Doncaster, DN4 6NH	110		Sir	Private Shareholder

Code	Name (ref)	Address	Location	County	Postcode	Joint holders	Shares	Title	Type
BOLGET01	Thomas Joseph Bolger Esq	Courtlands, North Drive	Angmering	West Sussex	BN16 4JJ		300	Sir	Private Shareholder
BOLTOC01	Christopher Bolton Esq	Ashtree House, Sawyers Hill, Minety	Malmesbury	Wiltshire	SN16 9QL		700	Sir	Private Shareholder
BOND.J01	Mr.John Bond	47 High Street	Brighouse	West Yorkshire	HD6 1DE		1026	Sir	Private Shareholder
BONE.T01	Mr Trevor Peter Bone	415 Park Road	Loughborough		LE11 2HQ		100	Sir	Private Shareholder
BONNAL01	Mr Linton Alexander Bonnar	32 Heathfield Close, Freshfield	Liverpool	Lancs	L37 1HP		2072	Sir	Private Shareholder
BORE E01	Mr Ernest William Bore	40 East Cliffe	Lytham St Annes	Lancs	FY8 5DX		2333	Sir	Private Shareholder
BOSS T01	Mr Terence Steven James Boss	35 Pimlico Avenue	Bramcote	Nottingham	NG9 3JJ		200	Madam	Private Shareholder
BOSWAF01	Frank Charles Boswall Esq	The Old Post Office	West Runton	Cromer, Norfolk	NR27 9QT		35000	Madam	Private Shareholder
BOWDEB01	Mrs Betty Bowdery	12 Sandy Moor	Bradford		BD15 9LF		1000	Sir	Private Shareholder
BOWLEN01	Mrs Nellie Bowler	4 Edinburgh Avenue, Mill End	Rickmansworth	Hertfordshire	WD3 2LB		163	Sir	Private Shareholder
BOWSHE01	Mr Edward Anthony Bowsher	79 John Trundle Court, Barbican	London		EC2Y 8NE		3250	Madam	Private Shareholder
BOYD M01	Mrs Michelle Ann Boyd	Cross Cottage, East Buckland	Barnstaple	Devon	EX32 0TB		1000	Madam	Private Shareholder
BOYLAB01	Mrs Beverley Jodie Boylan	Stream House, Three Oaks Lane	Wadhurst	East Sussex	TN5 6PU		3455	Madam	Private Shareholder
BRADLM01	Mrs Marianne Bradley	23 Kingshill Close	Malvern	Worcestershire	WR14 2BP		500	Madam	Private Shareholder
BRADSE01	Mrs Elaine Carole Bradshaw	7 Range Way	Shepperton	Middlesex	TW17 9HW		1000	Sir	Private Shareholder
BRAILT01	Mr Thomas Austin Brailsford	Glebeland, Sands Road Seale	Farnham	Surrey	GU10 1LT		400	Sir	Private Shareholder
BRAITS01	Mr Stephen Anthony Braithwaite	23 Dartmouth Court, Dartmouth Grove	London		SE10 8AS		862	Sir	Private Shareholder
BRASSM01	Mr Melvyn Douglas Brassington	16 Kingsdown Mews	Newcastle	Staffordshire	ST5 4NJ		250	Madam	Private Shareholder
BRAZIJ01	Mrs June Elizabeth Brazier	90 Elderbek Close, Cheshunt	Waltham Cross	Hertfordshire	EN7 6HT		200	Sir	Private Shareholder
BREARS01	Dr Steven Gary Brear	1 Fog Lane, Didsbury	Manchester		M20 6AT	Mrs Susan , Ms Alexis L Ms Susann	525	Sir/madam	Private Shareholder
BREW121	Brewin Nominees Limited (PENCHP)	Po Box 1025, Commercial Union House, 39 Pilgrim Street	Newcastle Upon Tyne		NE99 1SX		5000	Sirs	Nominee Company
BREW137	Brewin Nominees (channel Islan) (ROYA1494)	27 Charing Cross	St Helier	Jersey	JE2 3RZ		1000	Sirs	Nominee Company
BRIT502	Britel Fund Nominees Limited (BTDIRLND)	C/o The Chase Manhattan Ban, 125 London Wall	London		EC2Y 5AJ		472150	Sir	Nominee Company
BRODRS01	Mr Stuart Brodrick	5 Cross Farm Court, Cross Lane, Oxenhope	Keighley	West Yorkshire	BD22 9LF	Mrs Lesley Irene Brodrick	48	Sir	Private Shareholder
BROMFC01	Christopher John Bertram Brom (GFB)	The Old Coaching House, Lacock	Chippenham	Wiltshire	SN15 2PQ		389	Madam	Private Shareholder
BROTHK01	Mr Kenneth Brotherton	Sunnycroft, Clarke Lane, Langley	Macclesfield	Cheshire	SK11 0NE		1166	Sir	Private Shareholder
BROWNC01	Mrs Carol Anne Brown	67 Applecross Close, Gorse Covett	Warrington	Cheshire	WA3 6XB		4000	Sir	Private Shareholder
BROWND03	David Stephen Brown Esq	8 Vale Road, Bowdon	Cheshire		WA14 3AB		4723	Sir	Private Shareholder
BROWND04	David Nigel Browne Esq	Abbey House, 5 Tennyson Road	Worthing	West Sussex	BN11 4BY		1000	Sir	Private Shareholder
BROWNF02	Mr Frederick Brown	72 Carlton Avenue, Broadstairs	Kent		CT10 1BB	Mrs Jill Theresa Brown	128	Madam	Private Shareholder
BROWNF03	Mr Felix Augustas Brown	4 Avon Close, Kingston Hill	Stafford	Staffs	ST16 3XB		3000	Sir	Private Shareholder
BROWNH01	Mr Henry Brown	17 Sedley Taylor Road	Cambridge		CB2 2PW		1250	Sir	Private Shareholder
BROWNJ01	Mrs Julia Brown	27a Main Street, Flookburgh	Grange-Over-Sands	Cumbria	LA11 7LA		1000	Sir	Private Shareholder
BROWNS02	Mr Simon John Saville Brown	14 Wolsey Road, Moor Park	Northwood	Middlesex	HA6 2HW		5833	Madam	Private Shareholder
BRYANI01	Mr Ivor Bryant	Kingfisher Restaurant, Taunton Road, Bishops Lydeard	Taunton	Somerset	TA4 3LR		250	Sir/madam	Private Shareholder
BRYANS01	Mr Stephen Robert Bryant	1 Belmont House	Ivybridge	Devon	PL21 9DS		4000	Sir	Private Shareholder
BUCHAM01	Mrs Margaret Sutherland Buchan	43 Maiden Street	Peterhead		AB42 1BE		645	Sir	Private Shareholder
BUCKLJ03	Dr Ian Mark Buckley-Colder	Aesalius House, West Street	Childrey	Oxfordshire	OX12 9JJ		120	Sir	Private Shareholder
BUCKLJ02	John William Watkinson Buckley Esq	Orison Cottage, 44 Upper Park Road	Hampstead	London	NW3 2UP		10	Sir	Private Shareholder
BUCKMK01	Kenneth Buckman Esq	C/o Peter Goddards, 125 High Street	Odiham	Basingstoke, Hampshire	RG29 1LA		4666	Sir	Private Shareholder
BUGBEC01	Mr Charles Lionel Bugbee	Charlean House, Old Hall Lane	Walton On The Naze	Essex	CO4 8LF		9000	Sir	Private Shareholder
BUNDOR01	Raymond Kenneth Bundock Esq	16 Pine Grove, Brookmans Park	Hatfield	Herts	AL9 7BJ	Mrs Paula Stephanie Bundock	2450	Sir/madam	Private Shareholder
BUNTIM01	Mark Richard Bunting, Esq	18 Briary Close, Brinscomb	Rotherham	South Yorkshire	S60 5LY		900	Sir	Private Shareholder
BURKED01	David Martin Burke Esq	49 Lawrence Road	Southsea	Hampshire	PO5 1NU		250	Sir	Private Shareholder
BURNSL01	L R Burns	Flat 2, 22 York Terrace East	London		NW1 4PT		9230	Sir/madam	Private Shareholder
BUTLED01	David Sidney Butler Esq	Pedlars, Prepsal End Lane, Pepperstock	Nr Luton	Bedfordshire	LU1 4LH		3000	Sir	Private Shareholder
BUTLEP01	Mr Peter Powis Butler	Galeafryn, 6 Argyle Avenue, Rhandirmwyn	Llandovery	Carmarthensh	SA20 0NW		300	Madam	Private Shareholder
BUTTEG01	Mr Geoffrey Butterton	86 King Georges Road, New Rossington	Doncaster	S Yorks	DN11 0LH		1186	Sir	Private Shareholder
BUTTOD01	Mrs Deborah Jane Button	4 The Hollies, Fawkham Avenue	New Barn	Kent	DA3 7HU		900	Sir	Private Shareholder
CALDOM01	Mr Michael Lawrence Caldon	Treetops, Main Road, Rolleshy	Great Yarmouth	Norfolk	NR29 5ER		500	Madam	Private Shareholder
CALEYA01	Mr Alan Caley	25 Flora Thompson Drive, Newport Pagnell	Bucks		MK16 8SP		413	Madam	Private Shareholder
CALLAP01	Peter William Callaghan Esq	146 Stanney Lane	Ellesmere Port		CH65 9AQ	Mrs Wendy Laura Callaghan	987	Madam	Private Shareholder
CAMPBC01	Mrs Carole Ann Campbell	17 Three Yards Close, Portland	Dorset		DT5 1JN		200	Sir	Private Shareholder
CAMPBL01	Mrs Louise Campbell	30 Lonsdale Road, Barnes	London		SW13 9EB		300	Sir	Private Shareholder
CAMPLC01	Mrs Christine Campling	Chiltern House, 1 Beech Court, Aylesbury Road, Monk Princes Risborough	Bucks		HP27 0UU		1855	Sir	Private Shareholder
CANNOP01	Paul Cannon Esq	24 Broadway, Alberton	Manchester		M46 9HW		6139	Madam	Private Shareholder
CARDAA01	Alan Edgar Henry Cardale Esq (TEJC)	12 Holmes Road	Reading	Berkshire	RG6 7BH		300	Sir	Private Shareholder
CARDWA01	Anthony Barnes Cardwell Esq	Spearpoint, 42 Belmont Park Avenue	Maidenhead	Berks	SL6 6JS		5000	Sir	Private Shareholder
CARLIW01	William James Carlisle Esq	22 Queens Avenue, Glengormley	Newtownabbey	Co Antrim	BT36 5HU	Mrs Eileen Carlisle	5000	Madam	Private Shareholder
CARPEJ01	Miss Janette Mary Carpenter- Donnelly	11 North Road	London		N6 4BD		500	Sir	Private Shareholder
CARRO I01	Mrs Irene Teresa Carroll	13 Cory Street	Warwick		CV34 4LN		800	Sir	Private Shareholder
CARROM01	Michael John Carroll Esq	115 Sandy Lane North	Wallington	Surrey	SM6 8LA		1166	Madam	Private Shareholder
CARTED02	Mr Donald Anthony Carter	9 Lonefield, Little Kingshill	Great Missenden	Bucks	HP6 0KG		466	Madam	Private Shareholder
CARTEM01	Mrs Margaret Eleanor Carter	Flat 2 20 Fortescue Road	Paignton	Devon	TQ3 2BY		1090	Sir	Private Shareholder
CARTER01	Richard Geoffrey Carter Esq	Manor Farm	Crimplesham	Kings Lynn, Norfolk	PE33 9DX		400	Sir	Private Shareholder

Account Code | Name | Ref | Address | Locality / Town | County / Region | Postcode | Shares | Joint Holder | Title | Class

Account	Name	Ref	Address	Locality / Town	County	Postcode	Shares	Joint Holder	Title	Class
CARTES01	Ms Susan Kathryn Ross Carter		Fairhave, Rhinefield Road	Brockenhurst	Hampshire	SO42 7SQ	3900		Madam	Private Shareholder
CART1WW01	Mr Windsor Cartwright		Landry Barn, Nelson Road	Ythred Mynach, Hengoid	Mid Glam.	CF82 7EG	3000		Sir	Private Shareholder
CASE A01	Ms Ann Case		129 Mudford Road	Yeovil	Somerset	BA21 4AQ	415		Madam	Private Shareholder
CASEV01	Mrs Janet Rosemarie Casey		12 Meadow Rise	Dawlish	Devon	EX7 9AZ	1175		Madam	Private Shareholder
CASEV02	Jonathon Douglas Casey Esq		27 Stanton Road	Wimbledon	London	SW20 8RW	2149		Sir	Private Shareholder
CASTE01	John Henry Castellino Esq		24 Chiddingfold	Woodside Park, London		N12 7EY	1653	Mrs Ophelia Viola Castellino	Sir	Private Shareholder
CAUL M01	Mr Malind Caul		1 Lichfield Road	Hounslow	Middlesex	TW4 6HT	250		Sir	Private Shareholder
CAWDEG01	Mr George Cawdery		289 Smeeth Road	Marshland St. James, Wisbech	Cambridgeshire	PE14 8EP	1119		Madam	Private Shareholder
CAWLEA01	Mrs Andrea Cawley		West Marsh Cottage, West Marsh Lane	Barrow Haven, Barrow On Humber	North Lincs	DN19 7HA	1633		Madam	Private Shareholder
CAWTHB01	Mrs Betty Cawthorn		12 A Chelmsford Court, 11 Granville Road	Eastbourne	E Sussex	BN20 7HG	300		Sir	Private Shareholder
CHALKW01	Mr William Frederick Chalk		4 Langley Walk	Crawley	West Sussex	RH11 1LR	9800	Mrs Patricia Chalk	Madam	Private Shareholder
CHAMBS01	Mrs Sheila Chambers		Melstone, 270 Leek Road	Endon, Stoke On Trent	Staffs	ST9 9BQ	500		Madam	Private Shareholder
CHAN A01	Mrs Ah Mooi Chan		181 Stockport Road	Marple, Stockport	Cheshire	SK6 6DN	1000		Sir/madam	Private Shareholder
CHANDC01	Dr Chula Chandrasekera		18 Queniborough Road	Leicester		LE4 6GT	734		Sir	Nominee Company
CHANDD01	Mr Dilan Chandarana		The Green, 49 Muster Green	Haywards Heath	West Sussex	RH16 4AJ	500		Sirs	Private Shareholder
CHANN 02	Channel Nominees Limited	FR	525 Ferry Road	Edinburgh		EH5 2AW	44572		Madam	Nominee Company
CHAPML01	Mrs Linda Ann Chapman		12 Speedwell Way	Horsham	West Sussex	RH12 5WA	400		Sirs	Private Shareholder
CHARD 01	Chardon Nominees Limited		P.a. Box 177	38 Esplanade, St Helier	Jersey	JE4 8RF	65800		Sir	Nominee Company
CHARLK01	Mr Keith Godfrey Charlton		27 Smugglers Way	Barns Green, Horsham	W Sussex	RH3 7PP	2333		Sirs	Nominee Company
CHASE 01	Chase Nominees Limited		P O Box 18171	125 London Wall	London	EC2Y 5AJ	597994		Sirs	Nominee Company
CHASE 04	Chase Nominees Limited	USS	P O Box 18171	125 London Wall	London	EC2Y 5AJ	673000		Sirs	Nominee Company
CHASE 06	Chase Nominees Limited	1758	P O Box 18171	125 London Wall	London	EC2Y 5AJ	698848		Sirs	Nominee Company
CHASE 07	Chase Nominees Limited	T02413	Po Box 18171	125 London Wall	London	EC2Y 5AJ	41976		Sirs	Nominee Company
CHASE 08	Chase Nominees Limited	BGILIFE	Po Box 18171	125 London Wall	London	EC2Y 5AJ	1246603		Sirs	Nominee Company
CHASE 09	Chase Nominees Limited	BGIOMNI	P O Box 18171	125 London Wall	London	EC2Y 5AJ	62791		Sirs	Nominee Company
CHASE 10	Chase Nominees Limited	CMBPLEM	P O Box 18171	125 London Wall	London	EC2Y 5AJ	5975000		Sirs	Nominee Company
CHASE 11	Chase Nominees Limited	BGILIFEL	Po Box 18171	125 London Wall	London	EC2Y 5AJ	195713		Sir	Nominee Company
CHAUHB01	Mr Babu Devji Chauhan		2 Woods Green	Preston	Lancashire	PR1 8LJ	354		Sir/madam	Private Shareholder
CHAWLS01	Dr Shanti Lal Chawla		1 West Moor Close	Yarm	Cleveland	TS5 9RG	2333		Sir	Limited Company
CHENGP01	Mr Peter Cheng		3 Canterbury Park	Allerton, Liverpool		L18 9XP	363		Sirs	Private Shareholder
CHESH 01	Cheshire Properties Limited		44 Mill Street	Congleton	Cheshire	CW12 1AG	27691		Sir/madam	Private Shareholder
CHOHAU01	Ujagar Singh Chohan Esq		Meadowbrook House	Greenford	Middlesex	UB6 8NT	1000		Sir	Private Shareholder
CHUNGC01	Dr Carl Chun Leung Chung		9 Devonshire Square	Horton, Telford	Shropshire	TF6 6DT	2715		Sir	Nominee Company
CIRCL 01	Circle Nominees Limited		47 Heslington Lane	York		YO10 4HN	35619		Madam	Private Shareholder
CLARKA01	Andrew Michael Clark Esq		166 Churchgate	Cheshunt, Waltham Cross	Hertfordshire	EN8 9DX	466		Sir	Private Shareholder
CLARKD01	Mrs Dawn Patricia Clark		2 The Maltings	Laxfield, Woodbridge	Suffolk	IP3 8DZ	2962		Sir	Private Shareholder
CLEMET01	Mr Gerald Clements		33 Sycamore Road	Maryport	Cumbria	CA15 7AE	545		Sir	Private Shareholder
	Tony Clementson Esq		Woodside House	Cadmore End, High Wycombe	Bucks	HP14 3PE	914		Sir	Private Shareholder
CLLVR01	Mr Robin Egerton Clitverd		105 Littlehampton Road	Worthing	West Sussex	BN93 1OY	1166	Mr Harry James Walden	Sir	Private Shareholder
CLOUGD01	Mr David Samuel Cloughley		16 Turnberry Avenue	Onchan	Isle Of Man	IM3 2JX	300		Sir	Private Shareholder
CLUCAD01	David Sydney Clucas Esq		16 Turnberry Avenue	Onchan	Isle Of Man	IM3 2JX	4166		Sir	Private Shareholder
CLUCA003	David Sydney Clucas Esq	SHRIC	16 Turnberry Avenue	Onchan	Isle Of Man	IM3 2JX	260	Jeremiah Francis Linehan Esq	Sirs	Private Shareholder
CLYDE 01	Clydesdale Bank Custodian Nomi	CBG	30 St Vincent Place	Glasgow		G1 2HL	200		Madam	Nominee Company
COBURB01	Mr Brendan Coburn		1 St Chads Way	Norton	Hales	TS9 4AW	80		Sir	Private Shareholder
COHU S01	Mrs Susan Elsie Cohu		Wheelers	Bramshott	Hampshire	GU30 7RF	2000		Madam	Private Shareholder
COLE T02	Terence Charles Cole Esq		255 Botley Road	Chesham	Buckinghamshire	HP5 1YD	1000		Madam	Private Shareholder
COLLIA01	Mrs Sheila Ann Coleman		20 Cottesbrooke Gardens	East Hunsbury	Northampton	NN4 0DE	1166		Madam	Private Shareholder
COLLIA02	Mrs Averil Elizabeth Collins		Oriel	Vale Road, Whitstable	Kent	CT5 4HY	200		Sir	Private Shareholder
COLLIM01	Mr Alexander Thomas Collins		Flat 24, The Sackville	De La Warr Parade, Bexhill On Sea	East Sussex	TN40 1LS	2333		Sir	Private Shareholder
COLLMA02	Mr Martin Patrick Collins		18 The Oaklands	Bulmershe Road, Reading	Berkshire	RG1 5RW	1000		Sir	Private Shareholder
COLLMA03	Joseph Benjamin Collman Esq		21 Beechwood Avenue	Milber, Newton Abbot	Devon	TQ12 4LJ	205		Madam	Private Shareholder
COLLMS01	Richard James Collman Esq		21 Beechwood Avenue	Milber, Newton Abbot	Devon	TQ12 4LJ	205		Madam	Private Shareholder
COMB J01	Miss Sophie Charlotte Collman		21 Beechwood Avenue	Milber, Newton Abbot	Devon	TQ12 4LJ	583		Madam	Private Shareholder
	Mrs Jacqueline Tanya Comb		Dairy Cottage	Emmetts Gardens, Ide Hill	Sevenoaks	TN14 6BA	553311		Sirs	Private Shareholder
COMDI 01	Candirect Nominee Ltd	NOMINEE	Boatman's House	2 Selsdon Way	London	E14 9LA	12500		Sirs	Nominee Company
COMME 01	Morgan Stanley Quilter Nominees Limited		St Helen's	1 Undershaft	London	EC3A 8BB	30000		Sirs	Nominee Company
COMME 02	Morgan Stanley Quilter Nominee BC		St Helen's	1 Undershaft	London	EC3A 8BB	195		Sir	Nominee Company
CONDOW01	Mr William Condon		Dromollen	Nenagh	County Tipperary, Ireland		466		Sir	Private Shareholder
CONWAA01	Mr Alan John Conway		1 Doyfield Street	Cardiff	S Glam	CF24 4QJ	399		Madam	Private Shareholder
COOK K01	Mrs June Cook		The Mews	Harrogate	North Yorkshire	HG1 2EU	4666		Sir	Private Shareholder
COOK K02	Kenneth John Charles Cook Esq		Cuckoo Cottage	Cuckoo Lane, Tonbridge	Kent	TN41 0AC	500		Madam	Private Shareholder
COPPIM01	Mrs Marie Catherine Coppin		36 Lammasmead	Broxbourne	Hertfordshire	EN10 6HY	500		Sir	Private Shareholder
CORBEM01	Marcello Corbetta Esq		24a Inkerman Street	Ashton On Ribble, Preston	Lancashire	PR2 2AQ	1458		Sir	Private Shareholder
CORCOD01	Mr Denis Corcoran		Trovemore	Wahnlode Lane Norton, Gloucester	Gloucestershire	GL2 9LN	2000		Sir	Private Shareholder
CORNER01	Mrs Rosina Margaret Cornelius		The Coach House	Clarence Road, Malvern	Worcestershire	WR14 3EN	2000		Madam	Private Shareholder

Code	Name	Address 1	Address 2	Town	County	Postcode	Shares	Joint Holder	Title	Type
CORNEW01	William Howard Corney Esq	Court Gardens Farm	Orchard Lane	Ditchling	East Sussex	BN6 8TH	3000		Sir	Private Shareholder
CORNIJ01	Mr James Corniek	1 Mossburn Place	Letham	Forfar	Angus	DD8 2RH	483		Sir	Private Shareholder
COSSEP01	Peter Barrie Cosser Esq	37 Merrifield Avenue	Broadstone		Dorset	BH18 8DA	250		Sir/madam	Private Shareholder
COSSJ101	John Horwood Cossins	Tarrant Rawston	Blandford Forum		Dorset	DT11 8SF	2333		Sir	Private Shareholder
COTTER01	Mr Roy Edward Cottee	Huxley	Hall Road	Tiptree	Colchester	CO5 0BJ	500	Mrs Mary Birtles Cottee	Sir	Private Shareholder
COUNLJ01	Mr Jack Counihan	83 Esker Lawns	Lucan	Co Dublin	Ireland		2500	Mrs Cathy Counihan	Madam	Private Shareholder
COURTM01	Mrs Maria Courtenay-Luck	97 London Road	Enfield	Middlesex	Essex	EN2 6EU	100000		Sir	Private Shareholder
COWLIB01	Mr Barry Cowling	6 Tudor Rose Close	Stanway	Colchester	Essex	CO3 5SD	1000		Sir/madam	Private Shareholder
COX N01	Neil Cox	Flat 4	Richmond House, 82 Rouge Bouillon	St Helier	Jersey	JE2 3ZU	991		Madam	Private Shareholder
COX S01	Mrs Samantha Marie Louise Cox	12 St Mary's Way	Wantage	Oxon		OX12 9BB	65		Sir	Private Shareholder
COZENE01	Mr Edward Charles Cozens	En Fayolle	7/800 Vareilles		France		494	Mrs Eileen Elizabeth Cozens	Sir	Private Shareholder
CRANET01	Tony Stuart Crane Esq	35 Hooke Close	Poole		Dorset	BH17 8BA	147		Sir	Private Shareholder
CRAWFI01	Mr Ian Stewart Crawford	Bryher	Wembury Road	Wembury	Plymouth, Devon	PL9 0DQ	500	Mrs Angela Bernardine Crawford	Sir	Private Shareholder
CREDI02	Credit Suisse First Boston Equitie	1 Cabot Square	London			E14 4QU	100000		Sirs	Nominee Company
CREMIC02	Ms Caterine Cremieu-Alcan	Huckham Cottage	Berhill	Ashcott	Somerset	TA7 9QN	869		Madam	Private Shareholder
CROSSP01	Mr Philip Cross	24 Clamwood	Freshford Road	Kilkenny	Ireland		1000		Sir	Private Shareholder
CROSSS01	Mrs Sheila Mary Cross	9 Harwood New Road	Great Harwood	Blackburn	Lancs	BB6 7TD	1400		Madam	Private Shareholder
CROUCS01	Scott William Crouch Esq	18 Witter Avenue	Ickleford	Hitchin	Herts	SG5 3UF	2765		Madam	Private Shareholder
CROWTJ01	Mrs.Joan Crowther	3 Hill Drive	Handforth	Wilmslow	Cheshire	SK9 3AP	948		Madam	Private Shareholder
CRUMPLD01	Mrs Lynn Denise Crump	145 Waltham Way	London	E4 8QX			680		Sir	Private Shareholder
CRYSTD01	David Crystal Esq	181 Craigcrook Road	Edinburgh			EH4 7AZ	21000		Madam	Private Shareholder
CUNNIF01	Mrs Fiona Jane Cunningham	Hollybank	Edinburgh Road	Linlithgow	West Lothian	EH49 6AA	1000		Madam	Private Shareholder
CUF1M01	Mrs Maria Cupi	39 Grassington Drive	Whitestone	Nuneaton	Warwickshire	CV11 6WP	262		Sir	Private Shareholder
CURRYD01	David Curry Esq	12 Meadow Garth	Beverley High Road	Hull	North Humberside	HU6 7YJ	307		Sir	Private Shareholder
CURRYW01	William Albert Curry Esq	8 Exeter Gardens	Yateley		Hampshire	GU46 7RS	600		Sir	Private Shareholder
DADI S01	Mr Satvinder Dadi	69 Deane Avenue	Hounslow		Middlesex	TW3 3AQ	632		Sir	Private Shareholder
DALGAL01	Leslie Scott Dalgarno Esq	18 Hillview Terrace	Cults	Aberdeen		AB15 9HJ	4200		Sir	Private Shareholder
DALVI01	Imran Dalvi Esq	69 Preston Road	Wembley		Middlesex	HA9 8JZ	1000	Mrs Shameem Dalvi	Sir	Private Shareholder
DALY P01	Peter Vincent Daly Esq	3 Chartwell Court	Shadwell Lane	Leeds		LS17 8AY	2004		Madam	Private Shareholder
DAMERT01	Mrs Teresa Florence Damer	141 Farnham Lane	Farnham Royal	Slough	Berkshire	SL2 2AS	822		Sir	Private Shareholder
DANIEG01	Mr Geoffrey Elijah Daniels	5 Wallers Way	Hoddesdon	Hertfordshire		EN11 9LH	400		Sir	Private Shareholder
DARTI 01	Darlington Portfolio Nominees L DPN	Colston Tower	Colston Street	Bristol		BS1 4RD	47900		Sirs	Nominee Company
DARTI 02	Darlington Portfolio Nominees L LSA	Colston Tower	Colston Street	Bristol		BS1 4RD	926		Sirs	Nominee Company
DARTI 03	Darlington Portfolio Nominees L PEPG	Colston Tower	Colston Street	Bristol		BS1 4RD	6000		Sirs	Nominee Company
DARTI 04	Darlington Portfolio Nominees L	Colston Tower	Colston Street	Bristol		BS1 4RD	794		Madam	Nominee Company
DAVIDS01	Mrs Susanne Hedwig Davidson	5 Lizard Close	Cambridge			CB2 2PL	400		Sir	Private Shareholder
DAVIER01	Mr Robert Davies	Disgwylfa	Llandobie	Ammanford	Dyfed	SA18 3UU	250		Madam	Private Shareholder
DAVISS01	Mrs Shelagh Jean Davis	21 Windsor Close	Newton Abbot	Devon		TQ12 1JB	478		Madam	Private Shareholder
DAVISS02	Mrs Sylvia Davis	12 The Alders	Thatcham	Newbury	Berkshire	RG13 3HB	940		Sir	Private Shareholder
DAVIST01	Mr Terence Peter Davison	22 Westminster Drive	Bognor Regis	West Sussex		PO21 3RA	165		Sir	Private Shareholder
DAWSQJ01	Mr James Dawson	The Flat	8 Stoke Road	Portishead	Bristol	BS20 8SQ	400		Sir	Private Shareholder
DEELEK01	Mr Kevin Charles Duncan Deeley	1st Class Health Club	66-70 Liverpool Road	Great Sankey	Warrington, Cheshire	WA5 1QX	4666		Sir	Private Shareholder
DEEN D01	Mr David Christopher Deen	Merryfield House	99 Wargrave Road	Twyford	Berkshire	RG20 9PE	1000		Madam	Private Shareholder
DENNIR01	Raymond Dennison Esq	13 Lancaster Road	Hartlepool	Cleveland		TS24 8LN	5184		Madam	Private Shareholder
DERBYP01	Mrs Polly Elizabeth Derby	Bridge Farm	Oswaldkirk Road	Gilling East	North Yorkshire	YO62 4JW	1034		Madam	Private Shareholder
DEVINM01	Mrs Maureen Devine	123 Clough Avenue	Wilmslow	Cheshire		SK9 4BZ	1208		Madam	Private Shareholder
DEWYNA01	Miss Alison Mary Dewynter	7 Highwood Drive	Orpington	Kent		BR6 8HN	4666		Sir	Private Shareholder
DICKST01	Thomas Dickson Esq	Mordaunt	63 Dysart Road	Kirkcaldy	Fife	KY1 2BA	400	Ms Louise Jane Slater	Madam	Private Shareholder
DIGGID01	Mr David Diggins	Flat 16	St Christophers Court	102 Junction Road	London	N19 5QT	487		Sir	Private Shareholder
DIMING01	Mrs Gillian Rosemary Dimino	37 Kynaston Avenue	Aylesbury	Bucks		HP21 9DS	500		Sir	Private Shareholder
DINNEN01	Mr Neil George Dinnes	26 Viewfield Gardens	Aberdeen			AB15 7XN	200		Sir	Private Shareholder
DIXONR01	Ronald William Dixon Esq	Woodlands	Crooklands	Nr Milnthorpe	Cumbria	LA7 7NJ	2333		Sir	Private Shareholder
DOBSOF01	Mr Paul Dobson	The Coach House	Poplars Farm Lane	Scarrington	Nottingham	NG19 8BQ	500		Sir	Private Shareholder
DODGSF01	Paul Thomas Dodgson Esq	1 Cockley Meadows	Kirkheaton	Huddersfield	West Yorkshire	HD5 0LA	1735		Sir	Private Shareholder
DOLANC01	Ms Carl Leem Dolan	50a Burton Road	Kingston Upon Thames	Surrey		KT2 5TF	8265		Madam	Private Shareholder
DOLANC02	Mr Carl Liam Dolan	50a Burton Road	Kingston	Surrey		KT7 5TF	10500		Madam	Private Shareholder
DOLANL01	Mrs Linda Dolan	1 Quarry Rise	Romiley	Stockport	Cheshire	SK6 4DD	450		Sir	Private Shareholder
DOREYN01	Neil Dorey Esq	Maple Leaves	Rue Colin	Vale	Guernsey	GY2 4SX	200		Sir	Private Shareholder
DOUGHH01	Howard Charles Doughty Esq	48 Knightside Walk	Chapel Park	Newcastle Upon Tyne		NE3 1TP	1166		Sir	Private Shareholder
DOUGHW01	Mr Walter Delville Doughty	48 Knightside Walk	Newcastle Upon Tyne			NE3 1TP	9333		Sir	Private Shareholder
DOUGLG01	Mr George Douglas	24 Avonside Grove	Hamilton			ML7 7DL	1400		Sir/madam	Private Shareholder
DOUGLP01	Dr Paul Douglas	27 St Ronans Drive	Shawlands	Glasgow		G41 3SH	333		Sir	Private Shareholder
DOWNES01	Stuart Downes Esq	36 Southfield Drive	North Ferriby	East Yorkshire		HU14 3DX	466	Mrs Anne Downes	Sir	Private Shareholder
DOYE P01	Peter Charles Doye Esq	13 Southviews	Seldon	Croydon	Surrey	CR2 8SH	1166		Madam	Private Shareholder
DOYLEB01	Mrs Bessie Doyle	Coppers	Crete Road West	Folkestone	Kent	CT18 7AA	4347		Sir	Private Shareholder
DRIVED01	Donald Driver Esq	35 Gatland Lane	Maidstone	Kent		ME16 8PJ			Sir	Private Shareholder

Shareholder register (continued)

Code	Name	Ref	Address	Postcode	Shares	Joint Holder	Salutation	Type
DRURYE02	Edward Michael Drury Esq		56 Twemlow Avenue, Lower Parkstone, Poole, Dorset	BH14 8AN	1728		Sir	Private Shareholder
DUELLJ01	Mr John Desmond Duell		41 Ashdene Road, Ashhurst, Southampton	SO40 7DR	1000		Sir	Private Shareholder
DUFFJE01	Mr Eamonn Duffin		26 Clady Road, Portglenone	BT44 8JZ	500		Sir	Private Shareholder
DUFFIP01	Mr Peter Bernard Duffield		Orchard Lea, Blackfield Road, Fawley, Southampton, Hampshire	SO45 1DH	200	Mrs Margaret Duffin	Sir	Private Shareholder
DUFFYC01	Mr Cyril Duffy		36 Allington Close, Greenford, Middlesex, England	NN5 6HE	6345		Sir	Private Shareholder
DUKEST01	Mr Trevor Dukes		6 Vienne Close, St Giles Park, Northampton, Northamptonshire	TW11 8DP	300		Sirs	Nominee Company
DURKIJ01	Mr John Edmund Durkin		13 Sydney Road, Teddington, Middlesex		536		Sirs	Nominee Company
E'TRA 01	E'trade UK Nominees Limited	ISA	42nd Floor, 1 Canada Square, Canary Wharf, London	E14 5AA	57427		Sir	Private Shareholder
E'TRA 02	E'trade UK Nominees Limited	UNDESIG	42nd Floor, 1 Canada Square, Canary Wharf, London	E14 5AA	198814		Sir	Private Shareholder
EAGLEA01	Arthur Roger Eagle Esq		79 Gatesden Road, Fetcham, Surrey	KT22 9QP	933		Sir	Private Shareholder
EARNSK01	Mr Keith Earnshaw		Rowangarth, Woodhouse Lane, East Ardsley, Wakefield, W Yorkshire	WF3 2JS	1000		Sir/madam	Private Shareholder
EASTWD01	Mr David Eastwood		Flat 6, Kaieteur, 4 Raleigh Avenue, St Helier, Jersey Channel	JE2 3ZG	4025		Sir	Private Shareholder
EASTWD02	Mr David Graham Eastwood		St Servain, Kaieteur, 4 Raleigh Avenue, St Helier, Jersey	JE2 3J9	1808		Sir	Private Shareholder
EDELER01	Dr Roelif Ian Edelenbos		Thrupike Close, 2 Jardin De La Ruette, Rue Du Moulin De Pol, Trinity, Jersey	JE3 5HH	1000		Sir	Private Shareholder
EDMONA01	Mr Anthony John Edmonds		Dial Post House, Rectory Lane, Stevenage, Hertfordshire	SG1 4BX	4500		Sir	Private Shareholder
EDWARR01	Reginald Philip Edwards Esq		75 Hereford Road, Banbury Road, Ettington, Stratford-Upon-Avon, Warwickshire	CV37 7TB	3000		Sir	Private Shareholder
EGAN C01	Mr Christopher Egan		Algermont Farm, Blackburn, Blackburn, Lancashire	BB1 9JU	500		Sir	Private Shareholder
EGRE E01	Mr Edward Paul Egre		3 Durnsford Way, La Rue De La Hambye, St Saviour, Jersey	JE2 7UQ	1000		Sir	Private Shareholder
ELLISM02	Mr Michael Grant Ellis		10 Rosedale Walk, Cranleigh, Surrey	GU6 7LN	2333		Sir	Private Shareholder
ELLIS01	Mr Stanley James Ellis		Hollin Bank, Underbarrow, Frome, Somerset	BA11 2JH	750		Sir	Private Shareholder
ELLWOU01	Mr John Robert Ellwood		2 Hollin Bank, Underbarrow, Nr Kendal, Cumbria	LA8 8BN	1000		Madam	Private Shareholder
ELLWOMO1	Mrs Marian Isabel Ellwood		Horizon View, Victoria Avenue, Kendal, Cumbria	LA8 8BN	780		Madam	Private Shareholder
ELLXAP01	Mrs Patricia Margaret Ellyatt Nee Knapton		56 Kingsley Road, Hounslow, St Helier, Middlesex / Channel Island	JE2 3LU	504		Sir	Private Shareholder
ELZEIA02	Mrs Abuelqasim Mukhtar Elzeheid		20 Regents Park Road, London, London	TW3 1OA	700		Sir/madam	Private Shareholder
EMANU01	John David Emanuel		33 Vicarage Road, Barnet, Hertfordshire	NW1 7TX	18440		Sirs	Limited Company
ENERC 01	Enercass Limited		57 Crescent Road, London, London	SW14 8EZ	2247		Madam	Private Shareholder
ENGLIC01	Miss Christine English		47 Durnsford Road, Dublin Road, Newry, Co Down	EN4 9RD	540		Sir	Private Shareholder
ENGLIP01	Mr Patrick Gerard English		6 Kilvarrogh, Portaferry, Newtownards, Co Down	N11 2EP	1209		Madam	Private Shareholder
ENNISB01	Brian Ennis Esq		13 Newcastle Road, Radcliffe, Manchester	BT35 8XD	500		Sir	Private Shareholder
ENNISC01	Mrs Catherine Ennis		65 Countess Lane, Barnoldswick	BT22 1QQ	1000		Sir	Private Shareholder
ENRIGC01	Mr Cornelius Patrick Enright		41 Leonard Street, Slough, Berkshire	M26 3NH	5600		Madam	Private Shareholder
ESPOSA01	Mr Alfredo Esposito		3 Dandridge Close, Slough, Berkshire	B918 8NL	6156		Sir	Private Shareholder
ETIENA01	Mr Augustus Tony Etienne		3 Dandridge Close, Meadowside, Great Bookham, Surrey	SL3 7JU	100	Mrs Felixia Ina Etienne	Madam	Private Shareholder
ETIENF01	Mrs Felixia Ina Etienne		Oak Lodge, Newcastle, Staffs	SL3 7JJ	1000		Madam	Private Shareholder
EVANSI01	Mrs Irene Elizabeth Evans		19 Abbots Way, Kingsworth, Ashford, Kent	KT23 3LF			Sir	Private Shareholder
EVANSK01	Mr Kenneth Malcolm Evans		53 Primrose Drive, Langton Green, Tunbridge Wells, Kent	ST5 2ES	924	Mrs Phyllis Evans	Madam	Private Shareholder
EWARTL01	Mr Luke David Alan Ewart		11 Upper Profit, Leeds	TN23 3NP	413		Sir	Private Shareholder
EWER B01	Mrs Bernadette Ewer		1 Park Lane, Beverley Road, Hull, North Humberside	TN5 0EZ	500		Sirs	Nominee Company
F H F 05	F H F (nominees) Ltd	C12092	20 Etherington Drive, Sittingbourne, Kent	LS3 1EP	350		Madam	Private Shareholder
FAIRHV01	Miss Valerie Joyce Fairhurst		139 Canterbury Road, Stoke Mandeville, Aylesbury, Bucks	HU6 7JU	700		Sir	Private Shareholder
FAULKN01	Mr Nigel Paul Faulkner		4 Risborough Road, Fordham Road, Newmarket, Suffolk	ME10 4JA	36	Mrs Lynn Carole Faulkner	Madam	Private Shareholder
FELL C01	Miss Christine Ann Fell		Albion Lodge, Pinner, Middlesex	HP22 5UT	466		Sir	Private Shareholder
FELL R01	Mr Richard Archer Fell		61 Cuckoo Hill Road, Cardiff	CB8 7AQ	450		Sir	Private Shareholder
FENNEG01	Mr Gordon John Fennell		69 Roath Court Road, Ashtead, Surrey	HA5 1AU	233		Madam	Private Shareholder
FENNEK01	Miss Karen Fennell-Hastings		15 Stag Leys, Lepton, Huddersfield	CF2 3SF	500		Sir	Private Shareholder
FENTOG01	Mr Geoffrey Frederick Fenton		30 Woodlands Road, Bingley	KT21 2TD	2333		Sir	Private Shareholder
FENTOP01	Mr Peter Fenton		33 Woodvale Crescent, Lisnaskea, Co Fermanagh	HD8 0HT	583		Madam	Private Shareholder
FENWIS01	Mr Simon James Fenwick Esq		102 Main Street, Stocksfield, Xxxx, Northumberland	BD16 4AL	803		Sir	Private Shareholder
FERGUD01	Mrs Deidre Isobel Ferguson		8 Birkdene, Hale, Cheshire	BT92 0JD	200		Sir	Private Shareholder
FERGUDW01	Mr William Ferguson		150 Grove Lane, Wimbledon, London	NE43 7EN	4000		Madam	Private Shareholder
FERNEP01	Mr Peter Ferneyhough		9 Orchard Lane, Dunstable, Bedfordshire	WA15 8LT	200		Sir	Private Shareholder
FERRAL01	Livio Ferrari Esq		15 Buttercup Close, 48 Portway, Wells, Somerset	SW20 0SE	3500		Sir	Private Shareholder
FEBRIU01	Mrs Joan Mary Ferris		Byron House, London, London	LU6 3LA	400		Madam	Private Shareholder
FIELDC01	Mr Geoffrey John Fielder		75 Chaseville Park Road, Shaw, Oldham	BA5 2BN	869	Mrs Joan Pauline Fielder	Sir	Private Shareholder
FIKRII01	Mr Ilker Fikri-Ali		32 Hillside Avenue, Manchester	N21 1PE	2916		Madam	Private Shareholder
FIRTHJ01	Mrs Jennifer Firth		11 St James's Square, Manchester	OL2 8HR	10846		Sirs	Nominee Company
FITEL 11	Fitel Nominees Limited	C34725	11 St James's Square, Manchester	M2 6WH	600		Sirs	Nominee Company
FITEL 28	Fitel Nominees Limited	C38607	2 Higher Elsford Cottages, Bovey Tracey, Newton Abbot, Devon	M26 WH	2333		Madam	Private Shareholder
FITTBM01	Mrs Madeleine Claire Fitter		25 Windy Arbour, Kenilworth, Warwickshire	TQ13 9NZ	1000		Sir	Private Shareholder
FIT2PJ01	Mr John Anthony Fitzpatrick		152 Norton Lane, Tidbury Green, Solihull, West Midlands	CV8 2AT	100		Sir	Private Shareholder
FIT2PV01	Philip Anthony Fitzpatrick Esq		61 Bath Place, Boothtown, Halifax, West Yorkshire	B90 1QT	1000		Sir	Private Shareholder
FLEMIA01	Alan Fleming Esq		3 Crummock Water, Stukeley Meadows, Huntingdon, Cambridgeshire	HX3 6EG	2333		Sir	Private Shareholder
FLEMIS01	Mr Scott John Fleming		20 Bramber Court, Brentford, Middlesex	PE18 6SW	420		Sir	Private Shareholder
FLINTS01	Steven Flintham Esq		31 Woodburn Gardens, Dalkeith, Midlothian	TW8 9QP	128		Sir	Private Shareholder
FLYNNG01	Gary Andrew Flynn Esq			EH22 2BL	1306		Sir	Private Shareholder

Shareholder register (continued):

Code	Name	Address	Postcode	Joint Holder	Shares	Sal.	Type
HAROIS01	Stephen Ralph Harding Esq	68 Oakley Road, Caversham, Reading, Berkshire	RG4 7RN		310	Sir	Private Shareholder
HARGR 04	Hargreaves Lansdown (nominees	15637 Kendal House, 4 Brighton Mews, Clifton, Bristol	BS8 2NX		13038	Sirs	Nominee Company
HARGR 05	Hargreaves Lansdown (nominees	15942 Kendal House, 4 Brighton Mews, Clifton, Bristol	BS8 2NX		39681	Sirs	Nominee Company
HARGR 06	Hargreaves Lansdown (nominees	15943 Kendal House, 4 Brighton Mews, Clifton, Bristol	BS8 2NX		6159	Sirs	Nominee Company
HARGR 07	Hargreaves Lansdown (nominees HLNOM	Kendal House, 4 Brighton Mews, Clifton, Bristol	BS8 2NX		10750	Sirs	Nominee Company
HARGR 12	Hargreaves Lansdown (nominees	15999 Kendal House, 4 Brighton Mews, Clifton, Bristol	BS8 2NX		12405	Sirs	Nominee Company
HARMSC01	Mr Christopher John David Harmshaw	Stack Stones, Stable Lane, Findon, Worthing, W Sussex	BN14 0RR		843	Sir	Private Shareholder
HARPEJ01	Mrs Jean Harper	45 The Ridgeway, Feteham, Leatherhead, Surrey	KT22 9BE		2100	Madam	Private Shareholder
HARPEN01	Mr Neil George Harper	Flat 1, The Goldsmiths House, Chalfont St Peter, Bucks	SL9 0DL		450	Sir	Private Shareholder
HARPEV02	Dr Paul Harper	21 Highlands Lane, Blackwater, Camberley, Surrey	GU17 9HH		1071	Sir/madam	Private Shareholder
HARRIF01	Mr Paul James Harrison	33 Ashbury Drive, Poole, Dorset	BH17 9LP		1076	Sir	Private Shareholder
HART K01	Mr Kenneth Knighton Hart	76 Plantation Road, Middlesborough, Cleveland	TS1 3EN		2333	Sir	Private Shareholder
HARVEL01	Mr Leslie Harvey	23 Esher Street, 5 Hovey Lane, Frodsham, Cheshire	WA6 6AB		466	Madam	Private Shareholder
HARVEM01	Mrs Margaret Harvey	Pinmill, Southminster, Essex	CM0 7BP		700	Sir	Private Shareholder
HARVEM02	Mr Martin Harvey	1 Scalby Road, Loughton, Essex	IG10 1DA		500	Sir	Private Shareholder
HARVEM03	Michael Godfrey Harvey Esq	66 Tyrehurst Hill, Mitcham, Surrey	CR4 2AB		4483	Sir	Private Shareholder
HASSAD02	Dewan Raisul Hassan Esq	98 Streatham Road, Ande, Pembroke, Dyfed	SA71 5AH		2800	Sir	Private Shareholder
HATHWE01	Eric John Hathway Esq	Broomhill Farm, Romsey Road, Cadnam, Southampton	SO40 0NN		4011	Sir	Private Shareholder
HAUSEA01	Mr Alexander Wayne Hausen	Forest Rise, West Butterwick, Scunthorpe, North Lincolnshire	DN17 3LB	Mrs Michelle Hausen	1000	Madam	Private Shareholder
HAVERM01	Martyn Kenneth Havercroft Esq	School Lane, Polgooth, St. Austell, Cornwall	PL26 7AZ	Mrs Christine Mary Havercroft	2800	Sir	Private Shareholder
HAVEKG01	Mrs Gillian Marjorie Hawke	Mouncey, Edgcott, Aylesbury, Buckinghamshire	HP28 0TZ		4666	Sir	Private Shareholder
HAWKIS01	Mr Steven James Hawkin	14 Leonards Close, Pirton, Hitchin, Herts	SG5 3OP		2200	Sir	Private Shareholder
HAWTHJ01	Mr John Hawthorne	18 West Fairholm Street, Larkhall	ML9 1DE		1866	Sir	Private Shareholder
HAYESJ01	John Francis Richard Hayes Esq	40 West Lane, 107 Princess Road, Poole, Dorset	BH12 1BQ	Mrs Suzanne Jane Hayes	835	Sir	Private Shareholder
HAYFID01	Mr David Leslie Hayfield	Room 8, Windermere, Cumbria	LA23 2LL		2000	Sir	Private Shareholder
HAYTOK01	Mr Kevin Peter Hayton	6 Clalfe Close, Sutton, Market Drayton, Shropshire	TF9 2HX	Mr Theresa Jane Hayton	19448	Sir	Private Shareholder
HAYWAL01	Lewis John Hayward Esq	Salisbury Hill Cottage, Downham, Bromley, Kent	BR1 5NQ		100	Sir	Private Shareholder
HAZELE01	Mr Eric Merson Hazell	129 Capstone Road, Ashford, Middlesex	TW15 2JQ		21800	Sir	Private Shareholder
HEAD S01	Stephen John Head Esq	50 Anglesey Close, Sutton St James, Spalding, Lincs	PE12 0EF		1718	Sir	Private Shareholder
HEALBD01	Mr David Healey	10 Willow Crescent East, Denham, Uxbridge, Middlesex	UB9 4AP		500	Sir	Private Shareholder
HEANEM02	Mr Michael Clifton Heanes	149 Chapelgate, South Croydon, Surrey	CR2 6AZ	Mrs Ruby Heanes	717	Sir	Private Shareholder
HEATHF01	Mr Francis Edward George Heath	31 Wrisght Avenue, Leyton, London	E10 5JS		1000	Sir	Private Shareholder
HEATHP01	Peter Anthony George Heath Esq	1 Tennyson Road, Coventry, West Midlands	CV1 5BJ		4083	Sir	Private Shareholder
HEER S01	Mr Subhash Heer	114 King Edward Road, Lytham, Lancs	FY8 5AJ		50	Sir	Private Shareholder
HELIC 01	Helical Technology Limited	23 The Crescent, Dock Road, Benton, Newcastle Upon Tyne	NE7 7ST		6000	Sirs	Limited Company
HENDER01	Raymond Henderson Esq	Calle Bellavista No 44a, Costa De La Calma (calvi), Palma De Mallorca, Spain 07180			100	Sir	Private Shareholder
HENDRK01	Mr David Andrew Linton Hendry	2 Seton Drive, Fords Farm, Calcot, Berks	RG31 7YF		333	Sir	Private Shareholder
HENNIJ01	Jolyon Michael Hennings Esq	Orchard House, Church Hill, Saxlingham, Nethergate, Norwich	NR35 1TD		394	Sir	Private Shareholder
HENNIM01	Michael George Hennings Esq	Sweetclough House, Baxterdale, Accrington	BB5 2RS		470	Sir	Private Shareholder
HEYS R01	Mr Ronald Heys	Flat 7, Les Grandes Landes, St Saviours, Guernsey, Channel Isles			500	Sir	Private Shareholder
HEYWOD01	David P Heywood Esq	34 Speirs Wharf, Port Dundas, Glasgow	G4 9TC		3692	Sir	Private Shareholder
HIDDLP02	Peter Drummond Hiddleston Esq	Summer Place, Loueridge, Sheepscombe, Gloucestershire	GL6 7OT		500	Sir	Private Shareholder
HIGGIE01	Mrs Elizabeth Angela Higgins	32 Yeatling Close, Great Amwell, Herts	SG12 9XP		2849	Madam	Private Shareholder
HILDIR01	Robert Alfred Hildlich Esq	23 The Maltings, Kings Langley, Herts	WD4 8QL		3700	Sir	Private Shareholder
HILL A01	Mrs Agnes Fairgrieve Hill	11 Grenville Court, Darras Hall, Newcastle Upon Tyne, Northumberland	NE20 9HT		500	Sir/madam	Private Shareholder
HILL D01	Mr David Andrew Hill	Bachrakenstrasse 16, Switzerland			64	Sirs	Private Shareholder
HIRSTS01	Stephen Michael Hirst	37 Fleet Street, London	EC4P 4DQ		4666	Sir	Private Shareholder
HOARE 09	Hoares Bank Nominees Limited U4495	Elter House, Deepdale	BA21 5SH		8900	Sirs	Nominee Company
HODDEF01	Mr Frank Michael Hodder	Deepdale, Ormesby St Margaret, Great Yarmouth, Norfolk	NR29 3JR		2000	Sir	Private Shareholder
HOLE R01	Mr Reginald John Hole	7 St James Court, Filby Lane, Audley, Stoke-On-Trent, Staffordshire	SY7 8DZ	Mrs Lucy Hole	3527	Madam	Private Shareholder
HOLLIC01	Mrs Catherine Joyce Hollinshead	6 Richmond House, Alison Way, Winchester	SO22 5BT		2500	Sir	Private Shareholder
HOLLIJ02	John Hollier Esq	19 St Peters Road, Harborne, Birmingham	B17 0AT	Mrs Margery Hollier	2333	Sir	Private Shareholder
HOLMEC01	Mrs Colette Holmes	92 Lofting Road, London	N1 1JB		1000	Madam	Private Shareholder
HOLTUJ01	Mr Ian Robert Holtum	Willowsmere, Utoxeter Road, Stone, Staffs	ST15 8RZ		9459	Sir	Private Shareholder
HOMBRR01	Richard William Homer Esq	29 George Road, Farncombe, Surrey	GU7 2LS		1500	Sir	Private Shareholder
HOOK M01	Mr Michael Bruce Hook	9 Chestnut Close, Olton, Solihull, West Mids	B92 7DS		233	Sir	Private Shareholder
HOOXEM01	Miles Richard Hooker Esq	Chestnut Cottage, Airdrie, Scotland	ML6 7AQ		1000	Sir	Private Shareholder
HOOPER01	Raymond John Hooper Esq	Quendale, Old Bore Road, Whitnington, Devon	EX14 9JY		300	Sir	Private Shareholder
HOPKIS01	Stephen Lester Hopkins Esq	Coombe Edge, Hayne Lane, Nottingham	NG12 3HW		250	Sir	Private Shareholder
HOPPEF01	Mr Frederick Aston Hopper	5 Hales Close, Cograve, Uley, Gloucestershire	GL11 5TG		2333	Sir	Private Shareholder
HOPPRM01	Mrs Miriam Kathleen Hopper	5 Hales Close, Cograve, Uley, Gloucestershire	GL11 5TG		716	Madam	Private Shareholder
HORN E01	Mrs Eilish Mary Horn	Ty Sycamor, Llangynwyd, Maestag, Bridgend	CF34 9TF		1000	Madam	Private Shareholder
HOUGHJ01	Mr Joseph Houghton	Under Bury, Runcorn, Cheshire	WA7 4SZ		1200	Sir	Private Shareholder
HOUGHP01	Mrs Patricia Hough	30 Clifton Road, Runcorn, Cheshire				Madam	Private Shareholder
HOWARJ01	Mrs Jane Irene Howard	Norton Rise, Lincoln	LN4 2AF		95531	Madam	Private Shareholder

Shareholder register (continued)

Code	Name	Account/Ref	Address 1	Address 2	Town	County	Postcode	Joint Holder	Holding	Title	Type
HOWARM01	Mr Martyn Howard		Camaghael Hostle	Lochybridge	Fort William	Scotland	PH33 7NE		1761	Sir	Private Shareholder
HOWARS01	Stephen Cunliffe Howard Esq		7 Coton Road	Grantchester	Cambridge		CB3 9NT		2000	Sir	Private Shareholder
HOWE A01	Mr Andrew Malcolm Howe		46 Horseguards Drive		Maidenhead	Berkshire	SL6 1XL		684	Sir	Private Shareholder
HOWELG01	Mr Graham Howells		Upper Gwernetin		Llandinam	Powys	SY17 5BG	Mrs Linda Alice Howells	212	Sir	Private Shareholder
HOWSER01	Richard Martin Howse Esq		Tenga	Springfield Road	Wantage	Oxfordshire	OX12 8EX		1066	Sir	Private Shareholder
HSBC 03	Hsbc Global Custody Nominee (u	357206	Mariner House	Pepys Street	London		EC3N 4DA		3766792	Sirs	Nominee Company
HSBC 04	Hsbc Global Custody Nominee (u	360509	Mariner House	Pepys Street	London		EC3N 4DA		150000	Sirs	Nominee Company
HSBC 05	Hsbc Global Custody Nominee (u	370407	Mariner House	Pepys Street	London		EC3N 4DA		431282	Sirs	Nominee Company
HSBC 06	Hsbc Global Custody Nominee (u	740417	Mariner House	Pepys Street	London		EC3N 4DA		1500	Sirs	Nominee Company
HSBC 08	Hsbc Global Custody Nominee (u	742304	Mariner House	Pepys Street	London		EC3N 4DA		3398	Sirs	Nominee Company
HSBC 12	Hsbc Global Custody Nominee (u	746075	Mariner House	Pepys Street	London		EC3N 4DA		2333	Sirs	Nominee Company
HSBC 13	Hsbc Global Custody Nominee (u	747381	Mariner House	Pepys Street	London		EC3N 4DA		341000	Sirs	Nominee Company
HSBC 14	Hsbc Global Custody Nominee (u	748086	Mariner House	Pepys Street	London		EC3N 4DA		17500	Sirs	Nominee Company
HSBC 15	Hsbc Global Custody Nominee (u	748175	Mariner House	Pepys Street	London		EC3N 4DA		27034	Sirs	Nominee Company
HSBC 17	Hsbc Global Custody Nominee (u	748493	Mariner House	Pepys Street	London		EC3N 4DA		103075	Sirs	Nominee Company
HSBC 19	Hsbc Global Custody Nominee (u	750722	Mariner House	Pepys Street	London		EC3N 4DA		2453	Sirs	Nominee Company
HSBC 23	Hsbc Global Custody Nominee (u	768125	Mariner House	Pepys Street	London		EC3N 4DA		2800	Sirs	Nominee Company
HSBC 25	Hsbc Global Custody Nominee (u	775245	Mariner House	Pepys Street	London		EC3N 4DA		750000	Sirs	Nominee Company
HSBC 29	Hsbc Global Custody Nominee (u	779291	Mariner House	Pepys Street	London		EC3N 4DA		73383	Sirs	Nominee Company
HSBC 31	Hsbc Global Custody Nominee (u	786852	Mariner House	Pepys Street	London		EC3N 4DA		5833	Sirs	Nominee Company
HSBC 36	Hsbc Global Custody Nominee (u	811779	Mariner House	Pepys Street	London		EC3N 4DA		200	Sirs	Nominee Company
HSBC 37	Hsbc Global Custody Nominee (u	843259	Mariner House	Pepys Street	London		EC3N 4DA		54430464	Sirs	Nominee Company
HSBC 39	Hsbc Global Custody Nominee (u	814045	Mariner House	Pepys Street	London		EC3N 4DA		11700	Sirs	Nominee Company
HSBC 42	Hsbc Global Custody Nominee (u	814537	Mariner House	Pepys Street	London		EC3N 4DA		24695	Sirs	Nominee Company
HSBC 45	Hsbc Global Custody Nominee (u	825061	Mariner House	Pepys Street	London		EC3N 4DA		11214	Sirs	Nominee Company
HSBC 46	Hsbc Global Custody Nominee (u	830671	Mariner House	Pepys Street	London		EC3N 4DA		1069	Sirs	Nominee Company
HSBC 50	Hsbc Global Custody Nominee (u	845315	Mariner House	Pepys Street	London		EC3N 4DA		1721	Sirs	Nominee Company
HSBC 54	Hsbc Global Custody Nominee (u	847592	Mariner House	Pepys Street	London		EC3N 4DA		50216	Sirs	Nominee Company
HSBC 55	Hsbc Global Custody Nominee (u	866203	Mariner House	Pepys Street	London		EC3N 4DA		210000	Sirs	Nominee Company
HSBC 56	Hsbc Global Custody Nominee (u	872440	Mariner House	Pepys Street	London		EC3N 4DA		1	Sirs	Nominee Company
HSBC 57	Hsbc Global Custody Nominee (u	872873	Mariner House	Pepys Street	London		EC3N 4DA		401800	Sirs	Nominee Company
HSBC 58	Hsbc Global Custody Nominee (u	880935	Mariner House	Pepys Street	London		EC3N 4DA		10000	Sirs	Nominee Company
HSBC 64	Hsbc Marking Name Nominee (uk) ELOR	883031	Mariner House	Exchange Place	Leamington Spa	Warwickshire	CV34 6BY		1200	Sirs	Nominee Company
HSBC 65	Hsbc Stockbrokers Nominee (uk) SOLD		Mariner House	Pepys Street	London		EC3N 4DA		35000	Sirs	Nominee Company
HSBC 79	Hsbc Global Custody Nominee (u	772823	Mariner House	Pepys Street	London		EC3N 4DA		222	Sirs	Nominee Company
HSBC 80	Hsbc Global Custody Nominee (u	766698	Mariner House	Pepys Street	London		EC3N 4DA		124404	Sirs	Nominee Company
HSBC 82	Hsbc Global Custody Nominee (u	888624	Mariner House	Pepys Street	London		EC3N 4DA		1000	Sirs	Nominee Company
HSDL 01	Hsdl Nominees Limited		Trinity Road		Halifax		HX1 2RG		1750	Sirs	Nominee Company
HSDL 03	Hsdl Nominees Limited	MAX1	Trinity Road		Halifax		HX1 2RG		360663	Sirs	Nominee Company
HSDL 04	Hsdl Nominees Limited	MIN1	Trinity Road		Halifax		HX1 2RG		44873	Sirs	Nominee Company
HUGGIV01	Mrs Valerie Christine Huggins		195 Carr Manor Road		Leeds		LS17 5DW		19372	Madam	Private Shareholder
HUCHEH01	Dr Helen Patricia Hughes		Nant Y Gracen Farm	Tregarth	Bangor	Gwynedd	LL57 4NN		200	Sir/madam	Private Shareholder
HUNT P01	Mr Paul Martin Hunt		Flat 3 17	Snowdon Road	Bournemouth	Dorset	BH4 9HL		370	Sir	Private Shareholder
HUMTEP01	Mrs Patricia Anne Hunter		68 Upton Park	Upton	Chester	Cheshire	CH2 1DQ		466	Madam	Private Shareholder
HUNTOV01	Mrs Victoria Lesley Hunton		4 Orchard-Leigh		Newcastle Upon Tyne	Tyne And Wear	NE35 7XH		500	Madam	Private Shareholder
HURLET01	Mr Terence Hurley		36 Avondale Road	Bromley	Kent		BR1 4EP		1000	Sir	Private Shareholder
HUSEYP01	Mrs Pauline Jennifer Huseyin		100 Grantley Street	London			E1 4BT		400	Madam	Private Shareholder
HUSSAK01	Mr Kamal Ashraf Hussain		55 Summerlands Avenue	London			W3 6EW		384	Sir	Private Shareholder
IDEAL 01	Idealing Nominees Limited	IDLISA	114 Middlesex Street		London		E1 7HY		59488	Sirs	Nominee Company
IDEAL 02	Idealing Nominees Limited	IDLNOM	114 Middlesex Street		London		E1 7HY		10542	Sirs	Nominee Company
INDUS 01	Industrial Design And Finance Ltd		City Financial Centre	88 Borough High Street	London		SE1 1ST		30000	Sirs	Limited Company
INGERD01	Mr David Robert Inger		56 Ingham Road	Bulwell	Nottingham	Nottinghamshire	NG6 9GS		233	Sir	Private Shareholder
INGLJD01	Mr David Alexander Inglis		Cherrybank	West Bank Road	Ardrishaig	Argyll	PA30 8HB		1400	Sir	Private Shareholder
INKST301	Mr John Alistair Inkster		Bonabri	Hamnavoe	Shetland		ZE2 9LA		2000	Sir	Private Shareholder
INKSTW01	Mrs Wilda Inkster		Bon Abri	Hamnavoe	Shetland		ZE2 9LA		1010	Madam	Private Shareholder
IRONSJ01	Mr John Russell Irons		Goblin Glade	Maugh's Corner	Ingoldmells	Skegness, Lincs	PE25 1JS	Mrs Arlene Hollen Irons	2333	Sir	Private Shareholder
IRVINR01	Mr Robert Fraser Irving		56 Charborough Close	Lytchett Matravers	Dorset		BH16 6DH		350	Sir	Private Shareholder
J M F 01	J M Finn Nominees Limited		Salisbury House	London Wall	London		EC2M 5TA		138166	Sirs	Nominee Company
J-SQU 01	J-Square Limited		Barbican House	26-34 Old Street	London		EC1V 9QR		530	Sirs	Limited Company
JACKSH01	Mrs Hazel Anne Jackson		Vine House	High Street	Bramley	Guildford, Surrey	GU5 0HB		800	Madam	Private Shareholder
JACKSJ01	John Andrew Jackson Esq		17 Crossfields Road	Hale	Cheshire				15470	Sir	Private Shareholder
JACKSL01	Mrs Lilian Maureen Jackson		92 Station Road	Scunthorpe	North Lincolnshire		DN35 6RQ		1769	Madam	Private Shareholder
JACKSS01	Stuart Dean Jackson Esq		14 Westbrook Drive	Ramworth	Mansfield	Notts	NG21 0FD		7000	Sir	Private Shareholder
JAGGES01	Miss Susan Leslie Jaggers		Topfarm West End Road	Kempston	Bedford		MK43 8RU		482	Madam	Private Shareholder

Code	Name	Address 1	Address 2	Town	Region	County	Postcode	Joint Holder	Shares	Title	Type
JAMES 01	James Brearley Crest Nominees I ISA	Po Box 34	56-60 Caunce Street	Blackpool			FY1 3DQ		9533	Sirs	Nominee Company
JAMES 02	James Brearley Crest Nominees I LCON	Po Box 34	56-60 Caunce Street	Blackpool			FY1 3DQ		251666	Sirs	Nominee Company
JAMES 05	James Brearley Crest Nominees I WALPOLE	Po Box 34	56-60 Caunce Street	Blackpool			FY1 3DQ		1000	Sirs	Nominee Company
JAMES 06	James Brearley Crest Nominees I BROCAB01	Po Box 34	56-60 Caunce Street	Blackpool			E14 5HQ		2500	Sirs	Nominee Company
JAMES 08	James Capel (nominees) Limited	16bc Bank Plc	8 Canada Square	London			E14 5HQ		35499	Sir	Private Shareholder
JAMESM01	Mr Martin Stewart James	12 Sawel Terrace	Hendy	Pontarddulais	Swansea	West Glamorg;	SA4 1UY		200	Madam	Private Shareholder
JAMESR01	Miss Rebecca Jule James	4 Edgcumbe Green	St. Austell	Cornwall			PL25 5EF		1033	Sir	Private Shareholder
JARVIJ01	John Norman Jarvis Esq	8 Derwent Drive	Maidenhead	Berks			SL6 6LB		499	Madam	Private Shareholder
JARVLJ01	Mrs Jill Jarvis	The Beeches	322 Oulton Road North	Lowestoft	Suffolk		NK32 4QL		2333	Madam	Private Shareholder
JASWAG01	Mrs Gwen Jaswal	8 Northland Village	Dungannon	Co Tyrone			BT71 6IW		186	Sirs	Nominee Company
JEFFE 01	Jefferies International (nominee) PRIN	Bracken House	One Friday Street	London			EC4M 9JA		7556	Sir	Private Shareholder
JEFFES01	Mr Stuart Frederick John Jefferies	Fallowfield	165 Finstall Road	Finstall	Bromsgrove	Worcestershire	B60 3DD		583	Sir	Private Shareholder
JEFFRP01	Mr Peter John Jeffrey	7 Atlantic Crescent	Burnham-On-Sea	Somerset			TA8 1NF		500	Madam	Private Shareholder
JEHANR01	Mr Rohinton Jehangir	75a Broad Lane	Hampton	Middlesex			TW12 3AX	Mrs Pervin Jehangir	2333	Sir	Private Shareholder
JELL K01	Miss Kristy Jell	Staddlestones	95 Kit Hill	Shaftesbury	Somerset		SP7 0AP		200	Madam	Private Shareholder
JENKIB01	Mr Barry Thomas Jenkinson	203 Long Lane	Hillingdon	Uxbridge	Middlesex		UB10 9JW		8985	Sir	Private Shareholder
JENKIE01	Mrs Elaine Virgina Jenkins	Batch Cottage	The Batch Priddy	Wells	Somerset		BA5 3BD		150	Madam	Private Shareholder
JENKIM01	Mr Martin Edward Jenkinson Fca	11 Juliet Gardens	Warfield	Bracknell	Berks		RG42 3UE		1005	Sirs	Limited Company
JENNIJ01	Miss Jacqueline Jennings	10 Greystoke Avenue	Castle Bromwich	Birmingham	West Midlands		B36 8JJ		50	Sir	Private Shareholder
JERMY 01	Jermyn Services (Jersey) Limited	Po Box 390	Commercial House	Commercial Street	St Helier	Jersey Ci			1000000	Sir	Private Shareholder
JESS R01	Reginald Jess Esq	173 Ballynahinch Road	Drumore	Co Down			BT25 1EA	Mrs Lou Ann Jess	1500	Sir	Private Shareholder
JETHWM01	Mr Mukesh Jethwa	51 Palmerston Crescent	Palmers Green	London			N13 4UE		1046	Sir/madam	Private Shareholder
JILLIG01	Godfrey Frank Jillings Esq	47 Hurlingham Square	Peterborough Road	London			SW6 3DZ		13311	Sirs	Nominee Company
JOANND01	D Joannu	9 Praxgokltslas Street	Maroussi Gr	151-25 Athens	Greece				44000	Sirs	Nominee Company
JOCAR 01	Jocar Nominees Limited	7383 P.o. Box 66	35/39 Colomberie	St Helier	Jersey		JE4 9PA		1135	Sir	Private Shareholder
JOCAR 02	Jocar Nominees Limited	7398 P.o. Box 66	35/39 Colomberie	St Helier	Jersey		JE4 9PA		1000	Sir	Private Shareholder
JOHNSA01	Mr Alexis Johnson	Top Flat	96 Cecil Park	Crouch End	London		N8 9AU		220	Madam	Private Shareholder
JOHNSC01	Mr Charles Johnson	24 Woodward Road	Prestwich	Manchester			M25 9TU		2333	Sir	Private Shareholder
JOHNSD01	Mrs Dorothy Johnson	11 Kent Park Avenue	Kendal	Cumbria			LA9 5JT		600	Sir	Private Shareholder
JOHNSD02	Mr David Reginald Johnson	25 Bridgewater Place	Leybourne	West Malling	Kent		ME19 5QS		275	Sir	Private Shareholder
JOHNSJ02	James Leslie Johnston Esq	73 Toombe Road	Ballymena	County Antrim			BT42 2BU		500	Sir	Private Shareholder
JOHNSM01	Mr Michael Johnson	82 Kirklees Drive	Parsley	Pudsey	West Yorkshire		LS28 5TE		826	Madam	Private Shareholder
JOHNSM02	Mr Melvyn Johnstone	99 Tetney Lane	Holton Le Clay	Grimsby	South Humberside		DN36 5AU		424	Sir	Private Shareholder
JOHNSS02	Miss Sandra Jane Johnston	42 Chappell Road	Deeping St Nicholas	Nr Spalding	Lincs		PE11 3ER		3500	Ste	Private Shareholder
JOLLEP01	Paul Dennis Jolley Esq	Juvenis Cottage	Otterhampton	Somerset			TA5 2PT		300	Sir	Private Shareholder
JONESD01	Mr David Allen Jones	Prestwen	Station Road	Pant	Oswestry		SY10 9QL		200	Sir	Private Shareholder
JONESD02	Mr David William Jones	48 Broad Leys Road	Barnwood	Gloucester			GL4 3YW		600	Ste	Private Shareholder
JONESC01	Mr Garth Edward Jones	6 Castle Hill	Pulford	Chester			CH4 9EY		794	Madam	Private Shareholder
JONESJ01	Mrs Jacqueline Henderson Jones	Capel Farm	Llangorse	Brecon	Powys		LD3 7UL		816	Sir	Private Shareholder
JONESJ03	John Robert Jones Esq	Birch Rock House	Highland Terrace	Llandysul	Pontarddulais	Near Swansea	SA4 1JY		233	Madam	Private Shareholder
JONESM01	Mrs Mary Anona Jones	Solwedd	Prostrasol	Chester	Ceredigion		SA44 4TE		1000	Sir	Private Shareholder
JONESP03	Philip Robert Jones Esq	12 St James Avenue	Upton	Chester			SM3 8QR		1094	Madam	Private Shareholder
JONESS02	Mrs Suzanne Gail Jones	6 Fromondes Road	Sutton	Surrey	Surrey		KT17 3BB		623	Madam	Private Shareholder
JONEST01	Miss Tracey Jones	21 St Johns Avenue	Ewell	Epsom	Chester		CR4 9DG		2000	Sir	Private Shareholder
JONEST02	Mr Trevor Glyn Jones	Alpha Cottage	Wrexham Road	Pulford		Cheshire	SE12 8DT		500	Sir	Private Shareholder
JOYCEG01	Gregory Mark Joyce Esq	26 Leyland Road	London				BT51 3RW		350	Sir	Private Shareholder
JUDGEM01	Michael Peter Judge Esq	168 Castleroe Road	Coleraine	Co Derry			EH3 5QS		608	Sir	Private Shareholder
JUNERS01	Steven Campbell Juner Esq	16a Royston Terrace	Edinburgh				DE72 3DU		505	Sir	Private Shareholder
KARAVM01	Mr Mahesh Lilh Karavadra	9 The Green	Breaston	Derby	Derbyshire		E11 3BG		1000	Madam	Nominee Company
KARIKJ01	Mrs Juliana Karikari	56 Mornington Road	London				EC2M 5NU		600	Sirs	Private Shareholder
KARIKJ01	Kas Nominees Limited	2898 3223 Suite 560	Salisbury House	London Wall	London		IG1 2SX		4347	Madam	Private Shareholder
KAS N 05	Mrs Amirjit Susan Kaur	56 Mortlake Road	Ilford	Essex			SW1P 1PD	Mrs Rosaleen Mary Keegan	3540	Sir	Private Shareholder
KAUR A01	Victor John Keegan Esq	174 Ashley Gardens	London				BS8 1AW		1500	Madam	Private Shareholder
KEEGAV01	Mrs Kathleen Marjorie Keen	11 Gordon Road	Clifton	Bristol			ST9 9BU		1000	Sir	Private Shareholder
KEEN K03	Mr Peter Hudson Spence Kelley	Garth	27 Dean Street	Brewood	Stafford		L16 9NW		470	Madam	Private Shareholder
KELLEP01	Ms Clare Kelly	62 Cheswood Avenue	Childwall	Liverpool	England		GU16 1ER	Mrs Ann Elizabeth Kemp	350	Sir	Private Shareholder
KELLYC01	Mr David Kemp	5 Winding Wood Drive	Camberley	Surrey			AB51 5PB		2072	Sir	Private Shareholder
KEMP D01	Geoff Kendrick Esq	Boghead Cottage	Dalmadilly	Kemnay	Aberdeenshire		RG4 5JS		51	Sir	Private Shareholder
KENDRG02	Mr Matthew John Kennedy	12 Mayfield Drive	Caversham	Reading	Berkshire		DN14 8QR		495	Sir	Private Shareholder
KENNEM01	Julian Kenning Esq	60 Station Road	Rawcliffe	Goole	North Humberside		UB5 4RA		1140	Madam	Private Shareholder
KENNIJ01	Mr Andrew Martin Kerias	39 Carr Road	Northolt	Middx			B15 3JP		1166	Sir	Private Shareholder
KERINA01	Mrs Deirdre Ann Khan	15 Hermitage Road	Edgbaston	Birmingham	West Midlands		SM2 7NB	Mrs Amna Khan	4020	Sir/madam	Private Shareholder
KHAN D01	Furqan Ahmad Khan Esq	10 Harefield Avenue	Cheam	Surrey			HU12 0SQ		2000	Sir	Private Shareholder
KHAN F01	Dr Fawaz Khoury	The Elms	4 Church View	Patrington	Hull		NR11 7EF		190	Sir	Private Shareholder
KHOURF01	Andrew Norman King Esq	Pond Cottage	Long Road	Colby	Norwich						
KING A01											

Code	Name	Address	County	Postcode	Joint Holder	Shares	Title	Type
KING.J01	Mr Jonathan Neil King	Nebenmattstrasse 11, Benwil	Switzerland	CH-4431		1653	Sir	Private Shareholder
KING.M01	Mrs Maureen King	65 Windsor Road, Swindon	Wiltshire	SN3 1JU		3500	Madam	Private Shareholder
KIRK.P01	Mr Peter Kirk	4 Highfield Road, Bollington, Macclesfield	Cheshire	SK10 5LR		5000	Sir	Private Shareholder
KITCH.D01	Mr David Sebastion Kitchener	47 Queensway, Castle Donington, Derby	Derbyshire	DE74 2XQ		250	Sir	Private Shareholder
KITCHR01	Mr Richard James Kitchener	47 Queensway, Castle Donington, Derby	Derbyshire	DE74 2XQ	Mrs Maria Carmen Kitchener	964	Madam	Private Shareholder
KNOWLK01	Mrs Kathleen Knowles	Winkfield Street, Winkfield	Windsor Berkshire	SL4 4SW		600	Madam	Private Shareholder
KNOX.R01	Mr Raymond George Knox	Long Acre House, Ballycarry, County Antrim	Northern Ireland	BT38 9JD		400	Sir	Private Shareholder
KOHN.A01	Dr Alan Daniel Kohn	27 Woodlands, Ealing	London	W5 2QJ		1146	Sir/madam	Private Shareholder
KOHN.A02	Dr Alan Daniel Kohn	38c Mount Avenue, 98 Kew Bridge Road, Brentford	Middlesex	TW8 0EB	Mrs Elizabeth Mary Kohn	919	Sir/madam	Private Shareholder
KOTEC.J01	Mrs Jyotsna Jayantilal Kotecha	30 Westbank Road, Lostock, Bolton	Lancashire	BL6 4HE		300	Madam	Private Shareholder
KUNAPV01	Mrs Vijaya Lakshmi Kunapuli	6 Pasture Road, Wembley	Middlesex	HA0 3JD		200	Madam	Private Shareholder
KUZMAB01	Miss Bridget Kuzma	2a Probyn Road, London		SW2 3LH		400	Madam	Private Shareholder
LA PL.S01	Miss Sarah Jane La Plain	17 Templewood Road, Hadleigh	Essex	SS7 2RJ		943	Madam	Private Shareholder
LALL.J01	Mrs Jasbir Kaur Lall	46 Park Lane, Slough		SL3 7PF		466	Madam	Private Shareholder
LAMBEH01	Hugh Richmond Lambert Esq	24 Copperkins Lane, Amersham	Buckinghamshire	HP6 5QF		1000	Sir	Private Shareholder
LAMBEM01	Michael Sheldon Lambert Esq	Woolton Lodge, Woolton Hill, Newbury	Berkshire	RG20 9UY		1000	Sir	Private Shareholder
LAMBL.J01	John Thomas Lamble Esq	35 Firfield Avenue, Birstall, Leicester		LE4 4DS		3000	Sir	Private Shareholder
LANCAD01	Mr Derek Lancaster	Lleycoed Cottage, Llangynnin Road, St Clares	Carmarthenshire	SA35 4JR	Mrs Pauline Lancaster	1000	Sir	Private Shareholder
LANCAR01	Roger Lancaster Esq	Spring House, The Hurst, Bidulph Moar	Stoke-On-Trent	ST8 7RU		21536	Madam	Private Shareholder
LANDOC01	Mr Christopher Landon	29 Deeds Grove, High Wycombe	Buckinghamshire	HP12 9NT		364	Madam	Private Shareholder
LANE.S01	Mrs Sylvia Anne Lane	45 Longcroft Gardens, Welwyn Garden City	Hertfordshire	AL8 6JR		500	Madam	Private Shareholder
LAVINF01	Miss Fiona Lavin	23 Raleigh Drive, Whetstone	London	N20 0UX		800	Sir	Private Shareholder
LAWLEA01	Mrs Adrienne Lawler	10 Painters Close, Bloxham	Oxon	OX15 4QY		300	Madam	Private Shareholder
LAWREJ01	David John Lawrence Esq	8 Newton Manor Close, Great Bar	Birmingham	B43 5JZ		480	Sir	Private Shareholder
LAWREI01	Mrs Iris Lawrence	351 Shenley Lane, Sellyoak	Birmingham	B28 4JJ		480	Madam	Private Shareholder
LAWREJ01	John Lawrence Esq	Regent House, Heaton Lane, Stockport		SK4 1BS		4988	Madam	Private Shareholder
LAY.I01	Mrs Iris Lay	26 Main Street, Blackfordby	Swadlincote	DE11 8AE		655	Sir	Private Shareholder
LEA.F01	Mrs Florence Margaret Lilian Lea	3 Alderbrook Close, Kelleston On Dove	Burton On Trent	DE3 9AH		1000	Madam	Private Shareholder
LEACHR01	Mr Ronald Leach	Long Walk Farm, Swainham Lane	St Leonards-On-Sea, East Sussex	TN28 8ED		8500	Sir	Private Shareholder
LEAPEG01	Mrs Gillian Barbara Leaper	End Cottage, 7 Chenies Bottom	Nr Rickmansworth, Hertfordshire	WD3 9EX		150	Madam	Private Shareholder
LEAVEG01	Geoffrey Leaver Esq	54 Windermere Park, Windermere	Cumbria	LA23 2ND		800	Sir	Private Shareholder
LEE.M01	Mr Michael Kok Don Lee	38 Martland Avenue, Lowton, Warrington	Cheshire	WA3 2QT		777	Sir	Private Shareholder
LEE.T01	Thomas Joseph Lee Esq	51 Southerndown Avenue, Mayals	Swansea	SA3 5EL	Mrs Mary Lee	200	Madam	Private Shareholder
LEECHD01	Mrs Dolores Anna Maria Leech	Kenret House, Sheet Road, Ludlow	Shropshire	SY8 1LJ		379	Sir/madam	Private Shareholder
LEEMIK01	Dr Karen Leeming	50 Seabank Road, Lower Heswall	Wirral	CH60 4SW		453	Sir	Private Shareholder
LEIGHA01	Anthony David Leigh Esq	12 Wolfscote Dale, Church Gresley	Swadlincote, Derbyshire	DE11 9RS		843	Sir	Private Shareholder
LEONAB01	Mr Brian John Leonard	Meadow Cottage, 1 Nelson Close, Siverton	Totnes, Devon	TQ9 5PG		100	Sir	Private Shareholder
LEWISJ01	Mr John Harries Lewis	Own Meadwy, Llandysul	Ceredigion	SA44 4JW		1000	Sir/madam	Private Shareholder
LI.X01	Dr Xiaopeng Li	45 Gunnersbury Court, Bollo Lane	London	W3 8JN		650	Madam	Private Shareholder
LIDDYJ01	Mrs Jean Alice Liddy	The Mead, 6 Castle Close, Middleton St George	Darlington	DL2 1DE		231	Sir	Private Shareholder
LINDEA01	Andrew Marc Linden Esq	10 Golysfa'r Dyffryn, Bowers Road, Acrefair	Wrexham, Clwyd	LL14 3TX		1100	Sir	Private Shareholder
LITTEP01	Paul Francis Litten Esq	Livrae, Pontinfer, Vale	Guernsey	GY6 8LN		250	Madam	Private Shareholder
LITTLK01	Mrs Kathleen Mary Little	Rose Cottage, Pillaton, Saltash	Cornwall	PL12 6QS		480	Sir	Private Shareholder
LIZONG01	Mr Caspar Jorge Lizon	Flat 4, 14 Edith Grove, London		SW10 0NW		573	Madam	Private Shareholder
LLEWEJ01	Ms Joanna Louise Llewelyn	131 Newton Road, Newton	Swansea	SA3 4ST		240	Sirs	Private Shareholder
LLOYD04	Lloyds Bank Nominees Limited	48 Chiswell Street, London		EC1Y 4XX		150067	Sirs	Nominee Company
LLOYD05	Lloyds Bank (pep Nominees) Limited	Capital House, 1/5 Perrymount Road, Haywards Heath	West Sussex	RH6 9SP		18486	Madam	Nominee Company
LOCK.P01	Mrs Pamela Phoebe Lock	Glebe Barn, Watling Street, Penny Drayton	Nuneaton, Warwickshire	CV10 0SB		500	Sir	Private Shareholder
LODGEJ01	Mr.John Trevor Lodge	24 West Lodge Crescent, Fixby	Huddersfield	HD2 2BH		2000	Madam	Private Shareholder
LODGER01	Mrs Rene Lodge	22 Welbeck Drive, Bradford		BD7 4BT		250	Sir/madam	Private Shareholder
LOGANA01	Dr Andrew St. Clair Logan	Redwood House, Woodlands Road, Hough Green	Chester, Cheshire	CH4 8LB		1815	Madam	Private Shareholder
LOMBAS01	Miss Susan Lombardi	69 Huntingdon Street, Islington	London	N1 1BX		13000	Sir/madam	Private Shareholder
LORDOC01	C Lordos	Lordos Central Court, Severis Avenue	Nicosia, Cyprus			42000	Madam	Private Shareholder
LORRIS01	Mrs Susan Joan Lorriman	Southview Sharnal Street, High Halstow	Rochester, Kent	ME3 8QR		15000	Sir	Private Shareholder
LOTT.D01	David James Lott Esq	2 Prentis Close, Sittingbourne	Kent	ME10 1LE		2333	Sir	Private Shareholder
LOUCHR01	Mr Richard Alexander Lough	9 Windslow Heights, Carrickfergus	Co Antrim	BT38 0AT	Mrs Mary Loretta Lough	3997	Sir	Private Shareholder
LOW.D01	Mr David George Alfred Low	St Pirans, Newmarket Road, Barton Mills	Bury St. Edmunds, Suffolk	IP28 6AQ		1500	Sir	Private Shareholder
LUCK.N01	Nigel Courtenay- Luck Esq	97 London Road, Enfield	Middlesex	EN2 6EU		140200	Sir	Private Shareholder
LUCK.P01	Philip Courtenay- Luck Esq	The White House, Denham Village	Buckinghamshire	HB9 5BE		127085	Sir	Private Shareholder
LUCKMW01	William Bernard Luckman Esq	Towpath House, Riverside Road, Staines		TW18 2LE		1500	Sir	Private Shareholder
LUDHRS01	Sandeep Ludhra Esq	103 Hammond Road, Sinthall	Middlesex	UB2 4EH		1200	Sir	Private Shareholder
LUFF.D01	Dawn Margaret Luff Esq	44 Cameron Close, Grovelands Road, Hailsham	East Sussex	BN27 3WF		9333	Madam	Private Shareholder
LUI.K01	Miss Kuen Yu Lui	14 Eastcroft, Stanhope, Bishop Auckland	County Durham	DL13 2NT		500	Sir	Private Shareholder
LUPTOS01	Mr Stephen Martineau Lupton	14 Commnil Lane, Bardsey	Leeds	LS17 9EQ		233	Sir	Private Shareholder
MACN.01	Mac Nominees Limited	14 Queens Road, Aberdeen		AB15 4ZJ		2333	Sirs	Nominee Company

Code	Name	Address	Postcode	Shares	Title	Type
MILBUT01	Timothy David Milburn Esq	Holly House, Lowes Close, Stokenchurch, Bucks	HP14 3TN	233	Sir	Private Shareholder
MILLAS01	Miss Susan Jane Millard	Flat A, Moore House, 497 Fulham Road, London, London	SW6 1HH	4666	Madam	Private Shareholder
MILLER01	Mr Ronald Leslie Miller	35 Winding Way, Leeds	LS17 7RG	350	Sir	Private Shareholder
MILLES01	Mrs Sylvia Nicholl Miller	40 Greenhill Avenue, Giffnock, Glasgow	G46 6QQ	233	Madam	Private Shareholder
MILLSS01	Mr Sydney Dennis Mills	41 Old Orchard Lane, Leybourne, West Malling, Kent	ME19 5QH	123	Sir	Private Shareholder
MILLSW01	Mrs Winifred Doreen Mills	3 Rugby Mews, Belfast, County Antrim	BT7 1SS	483	Madam	Private Shareholder
MISTRB01	Bipin Mistry Esq	33 Strafford Avenue, Clayhall, Ilford, Essex	IG5 0TJ	346	Sir	Private Shareholder
MISTRN01	Narendrabhai Mistry Esq	12 Burghead Close, College Town, Sandhurst, Berkshire	GU47 0XL	243	Sir	Private Shareholder
MITCHH01	Mrs Hilda Mary Mitchell	362 Birch Lane, Dukinfield, Cheshire	SK16 5AZ	1340	Madam	Private Shareholder
MOAKEJ01	Jonathan Moakes Esq	1 Berry Close, Wilmslow	SK9 1LR	7385	Sir	Private Shareholder
MOGALA01	Mr Abdul Hafiz Mogal	109 Berkeley Avenue, Hounslow, Middx	TW4 6LD	2333	Sir	Private Shareholder
MONACB01	Mrs Barbara Monaghan	6 Adelaide Close, Soham, Ely, Cambridgeshire	CB7 5FJ	25800	Madam	Private Shareholder
MONKSD01	Mr David Monks	82 Stondon Park, London	SE23 1LS	350	Sir	Private Shareholder (Ms Norma Elizabeth Chambers)
MONTES01	Mr Samuel Albert Johnston Monteith	8 Orby Grange, Castlereagh Road, Belfast	BT5 5FR	1000	Sir	Private Shareholder
MOOREB01	Barrie Nicholson Moore Esq	Corner House, Orchard Garth, Low Green, Copmanthorpe	YO23 3YP	4000	Sir	Private Shareholder
MORETM01	Michael David Moreton Esq	3 Aitken Den, Letham Grange, Arbroath, Angus	DD11 4QS	2000	Sir	Private Shareholder
MORGA 02	Morgan Nominees Limited	525 Ferry Road, Edinburgh	EH5 2AW	789050	Sirs	Nominee Company
MORGAD02	Mr David Rhys Morgan	18 Gelli Aur, Treboeth, Swansea	SA5 9DG	499	Madam	Private Shareholder
MORGAJ01	Mrs Janet Norah Morgan	48 Leicester Road, Barnet, Herts	BN5 5DB	466	Sir	Private Shareholder
MORGAN01	Mr Neil Lee Morgan	32 Bodmin Avenue, Wigston, Leicestershire	LE18 2HB	1000	Sir	Private Shareholder
MORGAS01	Sean Morgan Jones Esq	Trespassers W, Great Tangley, Wonersh, Guildford, Surrey	GU5 0PT	750	Sir	Private Shareholder
MORLEH01	Harold Morley Esq	High Lodge, Whitley Lane, Henbury, Macclesfield, Cheshire	SK10 4RR	17718	Madam	Private Shareholder
MORLEH02	Mrs Helen Morley	9 Pentland Drive, North Hykeham, Lincoln, Lincolnshire	LN6 9TQ	318	Sir	Private Shareholder
MORLEJ01	James Christian Morley Esq	9 Pentland Drive, North Hykeham, Lincoln	LN6 9TQ	250	Sir	Private Shareholder
MORLEJ02	Jeremy D Morley Esq	230 Park Avenue, Suite 935, New York, New York 10169, Usa		18461	Madam	Private Shareholder
MORRIN01	Miss Nicole Joyce Fraser Morrison	10 Cottesmore Gardens, Hale Barns, Nr Altrincham, Cheshire	WA15 8TS	2218	Sir/madam	Private Shareholder
MORRUT01	Dr Thomas James Morrow	92 Portal Road, Grangemouth, Stirlingshire	FK3 8ST	219	Sirs	Private Shareholder
MORST 03	Morstan Nominees Limited	Abbots Close, Haseley Road, Little Milton, Oxfordshire	OX44 7PP	209	Madam	Nominee Company
MORTOC01	Mrs Christine Mary Morton	25 Cabot Square, Canary Wharf, London	E4 4QA	5000	Madam	Private Shareholder
MOSS S01	Mrs Susan Louise Moss	13 Julius Road, Bishopston, Bristol	BS7 8EU	506	Madam	Private Shareholder
MOTT B01	Mrs Beatrice Ann Mott	50 Bakewell Drive, Stone, Staffordshire	ST15 8YR	595	Sir/madam	Private Shareholder
MOULEC01	Carol Moule	1 Hollycombe, Englefield Green, Egham, Surrey	TW20 0LQ	4000	Sir/madam	Private Shareholder
MOULEC02	Claire Moule	Chyaurno, Lamorna, Penzance, Cornwall	TR19 9XH	6481	Sir	Private Shareholder
MOULER01	Robert D Moule Esq	Chyaurno, Lamorna, Penzance, Cornwall	TR19 9XH	1846	Sir	Private Shareholder
MOULES01	Simon Moule Esq	33d Sinclair Road, London	SK10 4RH	6481	Sir	Private Shareholder
MOULET01	Thomas Moule Esq	3 Alderley Road, Prestbury, Cheshire	SK10 4RH	1846	Sir	Private Shareholder
MOUNTR01	Richard Thomas Mountain Esq	Temple Farmhouse, Temple Bruer, Lincoln	LN5 0DQ	1846	Sir	Private Shareholder
MUGHAM01	Mr Mahmoud Elahi Mughal	87 Stacey Road, Cardiff, South Glamorgan	CF24 1DT	24000	Madam	Private Shareholder
MUKHET01	Tapan Kumar Mukherjee Esq	295 Eagle Park, Marton, Middlesbrough, Cleveland	TS8 9QR	933	Sir	Private Shareholder
MULLAM01	Mohmmed Masum Mulla Esq	14 Smithdorrien Road, Leicester	LE5 4BF	3292	Sir	Private Shareholder
MUNNSH01	Mrs Helen Donald Munns	24 Greensome Drive, Ferndown, Dorset	BH22 8BE	1166	Madam	Private Shareholder
MURPHJ02	Mr John Murphy	99 London Road, Enfield, Middlesex	EN2 6EU	2000	Sir	Private Shareholder
MURRAM01	Martin Francis Murray Esq	28 Windleaves Road, Castle Bromwich, Birmingham, West Midlands	B36 0RS	2384	Sir	Private Shareholder
N.Y. 01	N.y. Nominees Limited	Po Box 293, 20 Farringdon Road, London	EC3M 3NH	2746863	Sirs	Nominee Company
NAM S01	Mr Sho Yan Nam	99 Rownhams Road, Southampton	SO16 5EB	500	Sir/madam	Private Shareholder (Mrs Ken Tai Nam)
NASH D01	Dr Diane Sylvia Nash	Brae House, Perrymead, Bath, Avon	BA2 5AX	500	Sirs	Private Shareholder
NATWE 08	Natwest Pep Nominees Limited	55 Mansell Street, London	E1 8AN	8471	Sirs	Nominee Company
NBSN 01	Nbs Nominees Limited	20 Little Britian, London	EC1A 7DH	2	Sirs	Nominee Company
NEAL M01	Mrs Margaret Neal	49 Cranleigh Drive, Swanley, Kent	BR8 8NZ	700	Madam	Private Shareholder
NEIDLS01	Prof Stephen Neidle	38 Woodlands Road, Bushey, Hertfordshire	WD23 2LS	2000	Sir/madam	Private Shareholder
NEIGHA01	Arthur Frederick Neighbour Esq	63 Carter Road, Drayton, Norwich	NR8 6DY	6750	Sir	Private Shareholder
NELSOH01	Mrs Hyma Lucia Nelson	80 Saint Andrews Road, Ilford, Essex	IG1 3PE	496	Madam	Private Shareholder
NEWMAP01	Philip Newman Esq	25a Stratford Road, Watford	WD1 3QG	2000	Sir	Private Shareholder
NEWNHM01	Mr Michael John Newnham	Copperbeech Lodge, Ringwood, Hampshire	BH24 1RU	977	Sir	Private Shareholder
NICHOC01	Colin Nicholson Esq	22 Meadow Road, Dunston, Tyne & Wear	NE21 9XE	500	Sir	Private Shareholder
NIJJAH01	Mr Harinder Singh Nijjar	16 Monkridge Gardens, 32 Cranbourne Road, Slough, Berks	SL1 2XF	164	Sir	Private Shareholder
NOCI J01	Mis Janet Elizabeth Noci	22 Dalton Street, St Albans, Hertfordshire	AL6 3GJ	185	Madam	Private Shareholder
NOLANS01	Mrs Sheena Nolan	17 Kings Close, Bramhall, Cheshire	SK7 3BN	4336	Sirs	Private Shareholder
NOMUR 01	Nomura International Plc	PRINCIPAL — Nomura House, 1 St Martins-Le-Grand, London	EC2A 4NP	268365	Sirs	Public Company
NOMUR 02	Nomura Nominees Limited	WASH — Nomura House, 1 St Martins-Le-Grand, London	EC2A 4NP	1158	Sirs	Nominee Company
NORGAA01	Andrew Richard Norgate Esq	5 Anroyd Street, Dewsbury, West Yorkshire	WF13 4LT	380	Sir	Private Shareholder
NORMAT01	Terence Ernest Norman Esq	36 Norwich Road, Caister On Sea	NR30 5JS	2500	Madam	Private Shareholder
NORTR 01	Nortrust Nominees Limited	TDS — 50 Bank Street, Canary Wharf, London	E14 5NT	116372	Sirs	Nominee Company
NORTR 02	Nortrust Nominees Limited	50 Bank Street, Canary Wharf, London	E14 5NT	2350254	Sirs	Nominee Company

Code	Name	Ref	Address	Locality	Town	County	Postcode	Shares	Joint Holder	Title	Type
NORTR03	Nortrust Nominees Limited	SLEND	50 Bank Street	Canary Wharf	London		E14 5NT	143271		Sirs	Nominee Company
NURSEJ01	Mrs Jeanne Nursey		Hill Farm	Sotinghill	Lt Staughton	Beds	MK44 2BS	1796		Madam	Private Shareholder
NUTRA 01	Nutraco Nominees Limited		One Canada Square	London			E14 5AL	5926832		Sirs	Nominee Company
OBRIK01	Mr Kenneth Derek O'Brien		Shilley	High Street	Ewelme	Wallingford, Oxfordshire	OX10 6HQ	219	Mrs Marie O'Brien	Sir	Private Shareholder
OBRIM01	Mr Morgan O'Brien		59 Blackthorn Close	Portmarnock	Co Dublin	Ireland		1600		Sir	Private Shareholder
OBRIP01	Mr Paul Anthony O'Brien		10 Sandwell Drive	Sale	Cheshire		M33 6JL	606		Madam	Private Shareholder
ODONK01	Mrs Kate O'Donnell		49 Staining Rise	Staining	Blackpool		FY3 0BU	4000		Madam	Private Shareholder
ODONS01	Miss Sarah Jane O'Donnell		590 Burton Road	Kingston Upon Thames	Surrey		KT2 5TF	961		Sir	Private Shareholder
OFEHM01	Michael O'Fehily Esq		Dinuroomin	Boyle		Co Roscommon		23720		Sir	Private Shareholder
OCORM01	Mr Michael John O'Gorman		23 Elgin Road	Seven Kings	Ilford	Essex	IC3 8LL	1000		Sir	Private Shareholder
OGNJER01	Robert Oxrjenovic Esq		86 Palatine Road	Manchester	Cheadle	Cheshire	M20 3FW	967		Madam	Private Shareholder
OLIVED01	Mr David George Oliver		1 Longfield Avenue	Heald Green	Cheadle	Cheshire	SK8 3NH	800		Sir	Private Shareholder
OLIVED03	Mrs Dorothy Ann Oliver		Oakwell	Henshaw	Bardon Mill	Northumberld	NE47 7HF	5087		Sir	Private Shareholder
ONEILP01	Mr Paul Michael Oneill		3 Forest Lodge	Old Forest Road	Wokingham	Berkshire	RG41 1HX	285		Sir	Private Shareholder
ORMRON03	Mr Neville Charles Ormrod		599 Norwich Road	Ipswich	Suffolk		IP1 6JU	1612		Sir	Private Shareholder
ORR S01	Steven Richard Orr Esq		93 Waterbeach Road	Slough	Berkshire		SL3 3JU	600		Sir	Private Shareholder
ORTONW01	William Edward Orton Esq		6 Garden Road	Woolmer Green	Knebworth	Hertfordshire	SG3 6JZ	2333		Madam	Private Shareholder
OTHMAM01	Mr Meher Issa Othman		10 Ullswater Road	Barnes	London		SW13 9PJ	550		Madam	Private Shareholder
OTHMAM02	Mrs Marina Agnes Othman		10 Ullswater Road	Barnes	London		SW13 9PJ	190		Sir	Private Shareholder
OVERYM01	Mrs Margaret Ann Overy		Swanbrook House	Lindfield Road	Ardingly	West Sussex	RH17 6TS	700		Madam	Private Shareholder
OXENHP01	Peter Graham Oxenham Esq		10 Whitworth Meadow	Binchester Moor	Spennymoor	County Durham	DL16 7BH	192		Sir	Private Shareholder
PAGEJ01	Ms Jane Angela Page		Southerdown	11 Meon Road	Mickleton	Chipping Campden, Gloucestershir	GL55 6TB	1000		Sir	Private Shareholder
PAINN01	Neil Pain Esq		36 Eakdale Road	Bexley Heath	Kent		DA7 5DL	4666		Sir/madam	Private Shareholder
PALMEF01	Mr Frederick Edward Palmer		19 Hammy Close	Shoreham-By-Sea	West Sussex		BN43 6BL	4000		Madam	Private Shareholder
PANARB01	Dr Barry Panarettou		25 Fairlawn Avenue	West Finchley	London		N2 9PS	613		Sir	Private Shareholder
PANDIP01	Mrs Pratima Pandit		66 Granville Road	London			SW18 5SG	2000		Sir	Private Shareholder
PANGH01	Huen Kwok Pang Esq		7 Chestnut Close	Horncastle	Lincolnshire		LN9 5ET	1000		Sir	Private Shareholder
PARKJ01	John Rae Park Esq		6 Granville Place	Aberdeen			AB10 6NZ	29945		Sir	Private Shareholder
PARKEA01	Mr Andrew Parker		Flat 1, 205 Wendover Road	Staines	Middlesex		TW18 3DF	140		Madam	Private Shareholder
PARKES01	Steven Parker Esq		14 The Pint	Horsham	West Sussex		RH12 2AE	1925		Sir	Private Shareholder
PARKUC02	Mrs Claire Travers Parkinson		Saddlestone Cottage	Staddle Rd	Douglas	Isle Of Man	IM2 1HL	733		Sir	Private Shareholder
PARKIR01	Richard Fenton Parkin Esq		127 Bedale Drive	Stelmanthorpe	Huddersfield		HD8 9EU	2900		Madam	Private Shareholder
PARSOD01	Donald Leslie Parsons Esq		1 The Mews	Bodmin Hill	Lostwithiel	Cornwall	PL22 0AH	233		Sir	Private Shareholder
PASCOB01	Mrs Brenda Pascoe		Valley Park	Gorran	St Austell	Cornwall	PL26 6HN	990		Sir	Private Shareholder
PATELA03	Mr Arnitobhai Patel		30/34 Berechurch Road	Colchester	Essex		CO2 7QB	500	Mr Ramesh Patel	Sir	Private Shareholder
PATELC01	Mr Chandresh Patel		27 Wentworth Park	London			N3 1YE	228		Sir	Private Shareholder
PATELJ01	Jadofil Patel Esq		117 Tokynton Avenue	Wembley	Middlesex		HA9 6HA	2333		Madam	Private Shareholder
PATELJ02	Mr Jeram Mitha Patel		26 Victor Grove	Wembley	Midda.		HA0 4JJ	2500	Mrs Bhanumati Patel	Madam	Private Shareholder
PATELJ04	Mr Jagdish Chandra Patel		14-16 Vivian Avenue	Hendon	London		NW4 3YB	200		Sir	Private Shareholder
PATELL01	Mrs Lopa Tushar Patel		7 Grange Road	Orpington	Kent		BR6 8EO	2000		Sir	Private Shareholder
PATELM02	Mrs Maniben Patel		397 Hertford Road	Enfield Highway	Enfield		EN3 5PR	2000		Sir	Private Shareholder
PATELN01	Miss Nilam Patel		27 Wentworth Park	Finchley	London		N3 1YE	1700		Sir	Private Shareholder
PATELR01	Mrs Ramila Patel		7 St. Andrews Avenue	Wembley	Middlesex		HA0 2QB	442	Mr Alkesh Patel	Sir	Private Shareholder
PATELS01	Mr Shantu Chhotu Patel		81 Hazelville Road	London			N19 3MB	1500		Madam	Private Shareholder
PATELV01	Mrs Vasundhara Patel		Cloverleaza Bungalow	Codrington Chipping Sod	Bristol	Avon	BS37 6SA	1166	Mrs Monica Patel	Madam	Private Shareholder
PATELV03	Virenda Patel Esq		41 Rutland Road	Harrow	Middlesex		HA1 4JN	1000		Madam	Private Shareholder
PATELV04	Miss Vrusha Patel		47 Friern Court	Friern Barnet Lane	Whetstone	Middlesex	N20 0NJ	1074		Madam	Private Shareholder
PATTED01	Mr David Patterson	THP	Glenkeen	6 Lisalbanagh Road	Macherafelt	Co Derry	BT45 5HR	380		Sir	Private Shareholder
PAULG01	Geoffrey Alan Paul Esq		23 Vineyard Hill Road	Wimbledon	London		SW19 7JL	10000		Sir	Private Shareholder
PAULJ01	Mrs Jennifer Wendy Paul		23 Vineyard Hill Road	Wimbledon	London		SW19 7JL	20000		Madam	Private Shareholder
PEACOR01	Robert Neville Peacock Esq		2 Downs End	Knutsford	Cheshire		WA16 8BQ	800		Sir	Private Shareholder
PEARC02	John Ernest Pearce Esq		5 Wesley Close	Mundesley	Norwich	Norfolk	NR11 8LQ	2000	Mrs Jill Rosemary Pearce	Sir	Private Shareholder
PEARSA01	Mr Antony Micheal Pearson		7 Winckley Close	Houghton On The Hill	Leicester	Leics	LE7 9HS	408		Sir	Private Shareholder
PEARSD01	Mr David Pearson		31 Greenway Drive	Sutton Coldfield	West Midlands		B73 6SF	700		Sir	Private Shareholder
PEARSH01	Mrs Hana Pearson		77 Oak Road	Sittingbourne	Kent		ME10 3PL	100		Madam	Private Shareholder
PEARSI01	Mr John Pearson		82 Reldene Drive	Hull			HU5 5HS	240		Sir	Private Shareholder
PEARSS01	Mrs Sandra Patricia Pearson		7 Winckley Close	Houghton On The Hill	Leicester	Leics	LE7 9HS	1031		Madam	Private Shareholder
PEARSS02	Stephen Pearson Esq		36 Prebend Street	London			N1 8PS	1190		Sir	Private Shareholder
PECKE01	Ernest John Peck		73 Fordwich Road	London			NW2 3TL	825		Sir/madam	Private Shareholder
PEDRIJ01	Mr John Andrew Pedrick		30 Morley Avenue	Wood Green	London		N22 6LY	500		Sir	Private Shareholder
PEEL 01	Kbc Peel Hunt Ltd	PMPRINC	11 Old Broad Street	London			EC2N 1PH	15988		Sirs	Public Company
PEBL R01	Mr Robert Edwin Peel		11 Clancomnel Gardens	Warlingstown	Craigavon	Co Armagh	BT66 7RP	700		Sir	Private Shareholder
PELL R01	Mr Ronald Frank Pell		138 Lower Farnham Road	Aldershot	Hampshire		GU12 4EJ	450		Madam	Private Shareholder
PENDER01	Mrs Rita Irene Pender		36 Bockings Grove	Clacton On Sea	Essex		CO16 8DP	769		Madam	Private Shareholder
PENDRB01	Mr Barry Pendry		Laynes House	526-528 Watford Way	London		NW7 4RS	1000		Sir	Private Shareholder

Code	Name	Address 1	Address 2	Town	County	Postcode	Designation / Joint	Holding	Title	Type
PENPRA01	Adam Michael Penpraze Esq	Search Light	Love Lane	Penryn	Cornwall	TR10 9LQ		2000	Sir	Private Shareholder
PERSH02	Pershing Keen Nominees Limited TUT	Capstan House	One Clove Crescent	East India Dock	London	E14 2BH		2000	Sirs	Nominee Company
PERSH04	Pershing Keen Nominees Limited ABCLT	Capstan House	One Clove Crescent	East India Dock	London	E14 2BH		9056	Sirs	Nominee Company
PERSH05	Pershing Keen Nominees Limited ABISA	Capstan House	One Clove Crescent	East India Dock	London	E14 2BH		5353	Sirs	Nominee Company
PERSH06	Pershing Keen Nominees Limited ABPEP	Capstan House	One Clove Crescent	East India Dock	London	E14 2BH		28080	Sirs	Nominee Company
PERSH15	Pershing Keen Nominees Limited DUPEP	Capstan House	One Clove Crescent	East India Dock	London	E14 2BH		27784	Sirs	Nominee Company
PERSH20	Pershing Keen Nominees Limited KKCLT	Capstan House	One Clove Crescent	East India Dock	London	E14 2BH		58508	Sirs	Nominee Company
PERSH21	Pershing Keen Nominees Limited KKGEN	Capstan House	One Clove Crescent	East India Dock	London	E14 2BH		93231	Sirs	Nominee Company
PERSH22	Pershing Keen Nominees Limited KKISA	Capstan House	One Clove Crescent	East India Dock	London	E14 2BH		36079	Sirs	Nominee Company
PERSH25	Pershing Keen Nominees Limited KSCLT	Capstan House	One Clove Crescent	East India Dock	London	E14 2BH		6766	Sirs	Nominee Company
PERSH26	Pershing Keen Nominees Limited LDCLT	Capstan House	One Clove Crescent	East India Dock	London	E14 2BH		750	Sirs	Nominee Company
PERSH28	Pershing Keen Nominees Limited PDCLT	Capstan House	One Clove Crescent	East India Dock	London	E14 2BH		31984	Sirs	Nominee Company
PERSH30	Pershing Keen Nominees Limited PERNV	Capstan House	One Clove Crescent	East India Dock	London	E14 2BH		22500	Sirs	Nominee Company
PERSH31	Pershing Keen Nominees Limited PLCLT	Capstan House	One Clove Crescent	East India Dock	London	E14 2BH		1250	Sirs	Nominee Company
PERSH33	Pershing Keen Nominees Limited SPCLT	Capstan House	One Clove Crescent	East India Dock	London	E14 2BH		45000	Sirs	Nominee Company
PERSH37	Pershing Keen Nominees Limited TUPEP	Capstan House	One Clove Crescent	East India Dock	London	E14 2BH		7000	Sirs	Nominee Company
PERSH38	Pershing Keen Nominees Limited TYCLT	Capstan House	One Clove Crescent	East India Dock	London	E14 2BH		116100	Sirs	Nominee Company
PERSH39	Pershing Keen Nominees Limited TYPEP	Capstan House	One Clove Crescent	East India Dock	London	E14 2BH		28098	Sirs	Nominee Company
PERSH40	Pershing Keen Nominees Limited WLCLT	Capstan House	One Clove Crescent	East India Dock	London	E14 2BH		3910	Sirs	Nominee Company
PERSH42	Pershing Keen Nominees Limited WPCLT	Capstan House	One Clove Crescent	East India Dock	London	E14 2BH		100000	Sirs	Nominee Company
PERSH45	Pershing Keen Nominees Limited PSL681	Capstan House	One Clove Crescent	East India Dock	London	E14 2BH		506250	Sirs	Nominee Company
PERSH47	Pershing Keen Nominees Limited PSL991	Capstan House	One Clove Crescent	East India Dock	London	E14 2BH		65475	Sirs	Nominee Company
PERSH49	Pershing Keen Nominees Limited AECERTS	Capstan House	One Clove Crescent	East India Dock	London	E14 2BH		5000	Sirs	Nominee Company
PHILD01	Phildrew Nominees Limited BA	21 Lombard Street	London	London	London	EC3V 9AH		306000	Sirs	Nominee Company
PHILD03	Phildrew Nominees Limited LP09	21 Lombard Street	London	London	London	EC3V 9AH		484174	Sirs	Nominee Company
PHILD05	Phildrew Nominees Limited BPS	21 Lombard Street	London	London	London	EC3V 9AH		130200	Sir	Private Shareholder
PHILLA01	Mr Andrew Peter Phillipson	Forest Way	Kelsall	Tarporley	Cheshire	CW6 0PE		1739	Sir	Private Shareholder
PHILLCO1	Mrs Carys Mary Phillips	Trest Aur	Llynyfran Road	Llandysul	Dyfed	SA44 4JW		863	Madam	Private Shareholder
PICKEV01	Vincent Pickering Esq	8 Lickings Drove	Wisbech		Cambs	PE34 0RF		915	Sir	Private Shareholder
PIERPA01	Ms Anne Pierpoint	239 Rochestown Avenue		Dun Laoghaire	Co Dublin		Republic Of Ireland — Ms Carol Beattie	100	Madam	Private Shareholder
PIRC01	Pirc Ltd	Cityside House	40 Adler Street	London	London	E1 1EE		1	Sir	Limited Company
PLATTD01	Mr David Platt	The Grange	Hilcote Eccleshall	Stafford	Staffordshire	ST21 6JX	Mrs Tina Platt	2811	Madam	Private Shareholder
PLUMMJ01	Mrs Jeanne Mary Plummer	95 Pinewood Grove	New Haw	Addlestone	Surrey	KT15 3BU		400	Madam	Private Shareholder
POEL G01	Geoffrey Richard Poel Esq	Littlecroft	Mill Hill	Shenfield	Brentwood / Essex	CM15 8RU		3000	Sir	Private Shareholder
POH E01	Ms Eileen Catherine Poh	20 Holders Hill Grds	Hendon	London		NW4 1NP		1000	Sir	Private Shareholder
POLAND01	Damian Poland Esq	31 Moss Road	Ballynahinch		Co Down	BT24 8EG		940	Sir	Private Shareholder
POLAND02	Mr Damian Patrick Poland	31 Moss Road	Ballynahinch		Co Down	BT24 8EG		613	Sir	Private Shareholder
POLLAE01	Eric Norman Pollard Esq	1 Victoria Court	Rothwell			NN14 6TS		200	Madam	Private Shareholder
POOLES01	Ms Susan Margaret McRae Poole	106 Badshot Park	Badshot Lea	Farnham	Surrey	GU9 9NE		501	Madam	Private Shareholder
PORTWB02	Ms Beverley Portwood	10a The Market Place	Hampstead Garden Suburb	London		NW11 6XG		165	Sir	Nominee Company
POSSF02	Possfund Nominees Limited	PODIRLNE C/o The Chase Manhattan Ban	125 London Wall	London		EC2Y 5AJ		678860	Sir	Private Shareholder
POTTEP01	Mr Philip White Potter	220 Noak Hill Road	Billericay		Essex	CM12 9UX	Mrs Gillian Muriel Potter	2041	Madam	Private Shareholder
POTTSB01	Brian John Potts Esq	21 Crossfield Road	Oxenhope	Keighley	West Yorkshire	BD22 9SD		259	Sir	Private Shareholder
POTTSJ01	Mrs Joan Potts	217 Donaghanie Road	Beragh		Co Tyrone	BT79 0RZ		2053	Madam	Private Shareholder
POUNTS01	Mr Steven Lawrence Fountain	16 Churchill St.	Rochdale		Lancashire	OL11 5AB		2333	Madam	Private Shareholder
POW X01	Mrs Kathleen Pow	Collingwood	Undertown	Compton Martin	Bristol	BS40 6ND		300	Madam	Private Shareholder
POWRLM01	Mrs Moya Elizabeth Powell	33 Moorside Road	Werrington	Stoke-On-Trent	Staffordshire	ST9 0JE		466	Sir	Private Shareholder
POWERP01	Mr Peter Power	12 Oathills	Corsham		Wiltshire	SN13 9NL		500	Sir	Private Shareholder
PRATTS01	Mrs Sarah Pratt	Oakland	Ollieberrie Lane	Ulverston	Cumbria	LA12 0AD		1000	Madam	Private Shareholder
PRESTD01	Derek Alan Preston Esq	14 Fell Street	Cottered	Belsize	Hertfordshire	SG9 9QG	Rickmansworth WD2 4NT	492102	Sir	Private Shareholder
PRICEB01	Barry John Price Esq	Warren Farmhouse	Warren Lane	Bexley	Kent	DA5 1JN		5000	Madam	Private Shareholder
PRITCJ01	Mrs Jeanne Vivian Pritchard	45 Arcadian Avenue	Bexley			N7 0DD		750	Madam	Private Shareholder
PROCTC01	Mrs Catherine Procter	34 Brecknock Road	London	London		AB41 8SG		2333	Sir	Private Shareholder
PROCTS01	Mr Stephen Procter	6 Forvie Court	Collieston		Aberdeenshire	W5 1LA		8000	Sir/madam	Private Shareholder
PRODRA01	A Prodromou	12 Brook Field Avenue	Ealing	London		SO45 3BU		2333	Madam	Nominee Company
PRODMO1	Mrs Joan Prodromou	11 Greatwood Close	Hythe	Southampton	Hants	EC2A 2DA		15000	Madam	Nominee Company
PRODJ01	Productive Nominees Limited HACS	Broadwalk House	5 Appold Street	London	London	EC2A 2DA		5000	Sirs	Nominee Company
PRODU02	Productive Nominees Limited	48237 Broadwalk House	5 Appold Street	London	London	M33 7DU		1000	Sirs	Nominee Company
PRODU03	Mr Mark Richard Proudfoot	12 Leicester Road	Sale		Cheshire	BC3A 8LT		5027	Sir	Private Shareholder
PROUDM01	Prudential-Bache Nominees Limited ISA	63 St Mary Axe	London	London		EC3A 8LT		1700	Sirs	Nominee Company
PRUDE03	Prudential-Bache Nominees Limi PEP	63 St Mary Axe	London	London		EC3A 8LT		3635	Sirs	Nominee Company
PRUDE04	Prudential-Bache Nominees Limi PEP	63 St Mary Axe	London	London		CV6 1GL		100	Sirs	Nominee Company
PRUDE05	Mrs Helen Pugh	77 Rosslyn Avenue	New Hartley		Tyne And Wear	NE25 0RD		252	Madam	Private Shareholder
PUGH H01	Mr Bryan Raymond Pumphrey	24 Melton Drive	Coventry					1000	Sir	Private Shareholder
PUMPHB01	Thomas Barton Pye Esq	Escowbeck Knowl	Caton		Lancaster	LA2 9HS			Sir	Private Shareholder

Ref	Name	A/C No.	Address	Postcode	Joint Holder	Shares	Title	Type
OGCI 01	Ogci Nominees Limited		4th Floor, Sutton House, 28-30 The Parade, St. Helier, Jersey	JE4 8TE		4000	Sirs	Nominee Company
RCG 01	R C Creig Nominees Limited		155 St Vincent Street, Glasgow	G2 5NN		122350	Sirs	Nominee Company
RCG 04	R C Creig Nominees Limited	SA1	155 St Vincent Street, Glasgow	G2 5NN		39805	Sirs	Nominee Company
RCG 34	R C Creig Nominees Limited	BL1	155 St Vincent Street, Glasgow	G2 5NN		6000	Sirs	Nominee Company
RCG 35	R C Creig Nominees Limited	AK1	155 St Vincent Street, Glasgow	G2 5NN		14700	Sirs	Nominee Company
RABADC01	Mr Gopal Rabadia		136 Shrewsbury Road, London	E7 8QB	Miss Rinaben Rabadia	1000	Sir	Private Shareholder
RAHIMM01	Mohammad Rahimi Esq		78 Minton Road, Harbourne, Birmingham	B32 2XE		2000	Sir	Private Shareholder
RAINSS01	Miss Sally Ann Rainsford		20 Bramble Road, Southsea, Hampshire	PO4 0DT		755	Madam	Private Shareholder
RAM S01	Mrs Sunita Ram		Field House, Wasse Lane, Balsall Common, Coventry	CV7 7GG		100	Madam	Private Shareholder
RAMCHR01	Richard Ramchandani Esq		67 Portland Avenue, New Malden, Surrey	KT3 6BB		250	Sir	Private Shareholder
RAMDOC01	Mr Chandracoomar Ramdour		75 Janice Drive, Fulwood, Preston, Lancashire	PR2 9TY		583	Sir	Private Shareholder
RAMSDL01	Mrs Linda Ramsden		The Crest, 53 Mortimer Hill, Tring, Herts	HP23 5AA		1500	Madam	Private Shareholder
RANDLJ01	Mr John Howell Randle		271 Warstones Road, Wolverhampton, W Midlands	WV4 4LA		700	Sir	Private Shareholder
RANDS01	Mr Ian Robertson Rands		109a Church Road, Worle, Weston-Super-Mare, Avon	BS22 9LJ		300	Sir	Private Shareholder
RATHB 01	Kathbone Nominees Limited		Port Of Liverpool Building, Pier Head, Liverpool	L3 1NW		10205	Sirs	Nominee Company
RAVEN 06	Raven Nominees Limited	53221	4th Floor, 40 Marsh Wall, London	E14 9TP		15000	Sirs	Nominee Company
RAVEN 10	Raven Nominees Limited	55128	4th Floor, 40 Marsh Wall, London	E14 9TP		640	Sirs	Nominee Company
RAVEN 12	Raven Nominees Limited	40888	4th Floor, 40 Marsh Wall, London	E14 9TP		100	Sirs	Nominee Company
RAVEN 13	Raven Nominees Limited	41616	4th Floor, 40 Marsh Wall, London	E14 9TP		2000	Sirs	Nominee Company
RAW N01	Mrs Nicola Margaret Raw		Edgemoor, Turners Green Lane, Britwell Salome, Watlington, Oxon	OX9 5LF		1099	Madam	Private Shareholder
RAW P01	Mr Philip Stephen Raw		Edgemoor, Turners Green Lane, Britwell Salome, Watlington, Oxon	OX9 5LF		1103	Sir	Private Shareholder
RAW P02	Mr Philip Stephen Raw		Edgemoor, Turners Green Lane, Britwell Salome, Watlington, Oxon	OX9 5LF	Mrs Nicola Margaret Raw	225	Sir	Private Shareholder
RAWLIB01	Mrs Brenda Rawlings		Highlands, Hafody Lane, Colwyn Bay, Clwyd	LL28 5YN		2333	Madam	Private Shareholder
RAY P01	Mr Philip Hubert Neville Ray		Park Cottage, White Road, East Hendred, Wantage, Oxfordshire	OX12 8UL		5474	Sir	Private Shareholder
RAYNEK03	Roger David Rayner Esq		17 Clovin Gardens, Chingford, London	E4 6FF	Mrs Cheryl Irene Rayner	2333	Sir	Private Shareholder
READ C01	Mr Christopher William Mitchell Read		67 St Leonards Gardens, Hove, E Sussex	BN3 4QA		50	Sir	Private Shareholder
READIA01	Mr Alister James Readings		The Hayloft, Chardingleye, Great Amwell, Ware	SG12 9RT		2000	Sir	Private Shareholder
REASOL01	Mrs Lilly Mary Reason		Allen House, 9 Mapperley Road, Nottingham	NG3 5AG		250	Madam	Private Shareholder
REDFOB01	Mrs Beryl Jean Redford		124 Vicars Hall Gardens, Boothstown, Worsley, Manchester	M28 4HW		200	Madam	Private Shareholder
REDMA 19	Redmayne (nominees) Limited	P66542C	84 Albion Street, Leeds	LS1 6AG		950	Sirs	Nominee Company
REDMA 25	Redmayne (nominees) Limited	P74373C	84 Albion Street, Leeds	LS1 6AG		2053	Sirs	Nominee Company
REDMA 27	Redmayne (nominees) Limited	P75546C	84 Albion Street, Leeds	LS1 6AG		900	Sirs	Nominee Company
REDMA 28	Redmayne (nominees) Limited	P76016G	84 Albion Street, Leeds	LS1 6AG		2979	Sirs	Nominee Company
REDMA 33	Redmayne (nominees) Limited	ZE00051W	84 Albion Street, Leeds	LS1 6AG		500	Sirs	Nominee Company
REDMA 57	Redmayne (nominees) Limited	P69660Z	84 Albion Street, Leeds	LS1 6AG		1187	Sirs	Nominee Company
REDMA 58	Redmayne (nominees) Limited	P67394C	84 Albion Street, Leeds	LS1 6AG		2000	Sirs	Nominee Company
REDMA 59	Redmayne (nominees) Limited	P66512C	84 Albion Street, Leeds	LS1 6AG		2773	Sirs	Nominee Company
REDMA 60	Redmayne (nominees) Limited	P71122D	84 Albion Street, Leeds	LS1 6AG		245	Sirs	Nominee Company
REDMA 61	Redmayne (nominees) Limited	P64417A	84 Albion Street, Leeds	LS1 6AG		5292	Sirs	Nominee Company
REDMA 62	Redmayne (nominees) Limited	P77655H	84 Albion Street, Leeds	LS1 6AG		30000	Sirs	Nominee Company
REDMA 65	Redmayne (nominees) Limited	P75378G	84 Albion Street, Leeds	LS1 6AG		1000	Sirs	Nominee Company
REPCEP01	Mr Paul Graham Reece		111 Prescot Road, Ormskirk, Lancashire	L39 4SL		450	Sir	Private Shareholder
REES D01	Dr David Gareth Rees		8 Powells Terrace, Sennybridge, Brecon, Powys	LD3 8PW		342	Sir/madam	Private Shareholder
REES K01	Mrs Karen Vanessa Rees		11 Heron Avenue, Llanelli, Dyfed	SA15 4SL		100	Madam	Private Shareholder
REES S01	Doctor Stephen John Rees		11 Augustine Close, Stone, Staffordshire	St15 8xx		712	Sir/madam	Private Shareholder
REID D01	David Reid Esq		183 Warriston Street, Glasgow	G3 2LA		1433	Sir	Private Shareholder
REILLD01	Mr Daniel Reilly		93 Long Lane, Grays, Essex	RM16 2PL		1176	Sir	Private Shareholder
RENE 01	Rene Nominees (Iom) Limited	1391	Securities House, Douglas, Isle Of Man	IM1 1QH		2228	Sirs	Nominee Company
RENSB 01	Rensburg Client Nominees Limited	CLT	10th Floor, 100 Old Hall Street, Liverpool	L3 9AB		53100	Sirs	Nominee Company
RENSB 02	Rensburg Client Nominees Limited	BWISA	10th Floor, 100 Old Hall Street, Liverpool	L3 9AB		18790	Sirs	Nominee Company
RENSB 03	Rensburg Client Nominees Limited	BWPEP	10th Floor, 100 Old Hall Street, Liverpool	L3 9AB		95533	Sirs	Nominee Company
RETTEM01	Michael Retter Esq		8 Rockheath Close, Wilmslow, Cheshire	SK9 2DL		18461	Sir	Private Shareholder
RHODEJ01	Miss Jennifer Stella Rhodes		Flat 2, St Johns Road, St Helier, Jersey	JE2 3LE		800	Madam	Private Shareholder
RICHAC01	Mr Chris Richardson		44 Primrose Drive, Hull, East Riding, Yorkshire	HU5 5QJ		933	Sir	Private Shareholder
RICHAC02	Christopher Richardson Esq		44 Primrose Drive, Hull	HU5 5QJ		4100	Sir	Private Shareholder
RICHAT001	Thomas Sydney Richardson Esq		Firleigh Apartment 5, 2 Barry Rise Off Park Road, Bowdon, Altrincham, Cheshire	WA14 3JS		5600	Madam	Private Shareholder
RICK J01	Mrs Jenny Rick		The Penthouse, 33 Maida Vale, London	W9 1AJ		1000	Sir	Private Shareholder
RILEYN01	Nicholas John Riley Esq		2 Valley View, 112 Clarendon Court, Berry Hill, Mansfield, Nottingham	NG18 4US		3000	Sir	Private Shareholder
RIMMIM01	Mr Martin James Rimmington		17 Cavendish Gardens, Bolton, Lancs	BL3 3GB		693	Sir	Private Shareholder
RITCHJ01	John Robert Ritchie Esq		Glenside, Houghton Road, Newbottle, Houghton Le Spring, Tyne & Wear	DH4 4RE		3580	Sir	Private Shareholder
ROBERA01	Alan Roberts Esq		19 Ffordd Garmonydd, Vounog Hill, Penyffordd, Wrexham	LL12 8JD	Mrs Joan Elizabeth Roberts	250	Sir	Private Shareholder
ROBERA02	Mr Andrew Wyn Roberts		2 The Pastures, Chester, Cheshire	CH4 0HQ		215	Sir	Private Shareholder
ROBERA03	Mrs Alisa Margaret Robertson		Westfield House, 18 Highfields, Westoning, Bedford, Bedfordshire	MK45 5EN		326	Madam	Private Shareholder
ROBERC01	Chalres Oswald Roberts Esq		Apt 26, Douglas Head Apartment, Head Road, Douglas, Isle Of Man	IM1 5BZ		10220	Sir	Private Shareholder
ROBERD02	Mr David Alan Roberts		Diwedd Yr Haf, Llandybie, Ammanford, Dyfed	SA18 3JU		174	Sir	Private Shareholder

Code	Name	Address 1	Account	Address 2	Town	County	Postcode	Shares	Additional Name	Title	Type
ROBERD03	David Robertson Esq	The Woolspinners		Green Leys	Pershore	Worcestershire	WR10 2NF	1000	Mrs Helen Robertson	Sir	Private Shareholder
ROBERE01	Mr Evan Hefin Roberts	67 Holloway Road			Maldon	Essex	CM9 4SW	1066	Mrs Jean Craig Roberts	Sir	Private Shareholder
ROBERH01	Mr Harry Raymond Roberts	8?a Yorke House		School Lane Poncian	Wrexham	Clwyd	LL14 1RP	155		Sir	Private Shareholder
ROBERL01	Mr Lee Ronald Roberts	3 Hillview Road		Chislehurst	Kent		BR7 6DR	515	Mrs Alison Roberts	Sir	Private Shareholder
ROBERM02	Michael Anthony Roberts Esq	5 Elms Drive		Quorn	Loughborough	Leics	LE12 8EF	1062		Sir	Private Shareholder
ROBERP01	Mr Paul Anthony Roberts	73 Loughborough Road		Quorn	Loughborough	Leicestershire	LE12 8DU	255		Sir	Private Shareholder
ROBERP02	Peter John Robertson Esq	Beinn-A-Ghlo House		Coupar Angus Road	Newtyle	Angus	PH12 8TP	300		Madam	Private Shareholder
ROBINC01	Mrs Carol Robinson	12 Lulworth Avenue		Ashton	Preston	Lancashire	PR2 2BD	142		Sir	Private Shareholder
ROBINP01	Mr Peter Robinson	12 Featherstone		Great Lumley	Chester Le Street	County Durham	DH3 4NB	185		Sir	Private Shareholder
ROBINP02	Mr Peter Robinson	25 Burlington Road		Fulham	London		SW6 4NP	1000		Sir	Private Shareholder
ROCK 03	Rock (nominees) Limited	25 Luke Street	GEN		London		EC2A 4AR	27616		Sirs	Nominee Company
ROCK 04	Rock (nominees) Limited	25 Luke Street	ISA		London		EC2A 4AR	93812		Sirs	Nominee Company
ROCK 16	Rock (nominees) Limited	25 Luke Street	113378		London		EC2A 4AR	940		Sirs	Nominee Company
ROCK 17	Rock (nominees) Limited	25 Luke Street	113470		London		EC2A 4AR	670		Sirs	Nominee Company
ROCK 20	Rock (nominees) Limited	25 Luke Street	224268		London		EC2A 4AR	100000		Sirs	Nominee Company
ROCK 29	Rock (nominees) Limited	25 Luke Street	319695		London		EC2A 4AR	2500		Sirs	Nominee Company
ROCK 34	Rock (nominees) Limited	25 Luke Street	519274		London		EC2A 4AR	2405		Sirs	Nominee Company
ROCK 40	Rock (nominees) Limited	25 Luke Street	700781		London		EC2A 4AR	948072		Sirs	Nominee Company
ROCK 42	Rock (nominees) Limited	25 Luke Street	715293		London		EC2A 4AR	473		Sirs	Nominee Company
ROCK 45	Rock (nominees) Limited	25 Luke Street	767713		London		EC2A 4AR	3371		Sirs	Nominee Company
ROCK 47	Rock (nominees) Limited	25 Luke Street	773545		London		EC2A 4AR	2745		Sirs	Nominee Company
ROCK 62	Rock (nominees) Limited	25 Luke Street	818415		London		EC2A 4AR	50000		Sirs	Nominee Company
ROCK 66	Rock (nominees) Limited	25 Luke Street	1100039		London		EC2A 4AR	4666		Sirs	Nominee Company
ROCK 67	Rock (nominees) Limited	25 Luke Street	1100041		London		EC2A 4AR	4666		Sirs	Nominee Company
ROCK 71	Rock (nominees) Limited	25 Luke Street	1303024		London		EC2A 4AR	2435		Sirs	Nominee Company
ROCK 73	Rock (nominees) Limited	25 Luke Street	1316350		London		EC2A 4AR	46839		Sirs	Nominee Company
ROCK 74	Rock (nominees) Limited	25 Luke Street	1316955		London		EC2A 4AR	19000		Sirs	Nominee Company
ROCK 75	Rock (nominees) Limited	25 Luke Street	1837150		London		EC2A 4AR	3400		Sirs	Nominee Company
ROCK 87	Rock (nominees) Limited	25 Luke Street	1915857		London		EC2A 4AR	620		Sirs	Nominee Company
ROCK 91	Rock (nominees) Limited	25 Luke Streets	2014895		London		EC2A 4AR	20000		Sirs	Nominee Company
ROCK 93	Rock (nominees) Limited	25 Luke Street	2015099		London		EC2A 4AR	5000		Sirs	Nominee Company
ROCK 94	Rock (nominees) Limited	25 Luke Street	2110147		London		EC2A 4AR	50000		Sirs	Nominee Company
ROCK 99	Rock (nominees) Limited	25 Luke Street	2303322		London		EC2A 4AR	930		Sirs	Nominee Company
ROCK 100	Rock (nominees) Limited	25 Luke Street	2324498		London		EC2A 4AR	2000		Sirs	Nominee Company
ROCK 103	Rock (nominees) Limited	25 Luke Street	2327326		London		EC2A 4AR	3000		Sirs	Nominee Company
ROCK 114	Rock (nominees) Limited	25 Luke Street	2450733		London		EC2A 4AR	1000		Sirs	Nominee Company
ROCK 115	Rock (nominees) Limited	25 Luke Street	2450813		London		EC2A 4AR	19000		Sirs	Nominee Company
ROCK 119	Rock (nominees) Limited	25 Luke Street	2599302		London		EC2A 4AR	200000		Sirs	Nominee Company
ROCK 128	Rock (nominees) Limited	25 Luke Street	2327950		London		EC2A 4AR	11666		Sirs	Nominee Company
RODBOM01	Mr Mark Scott Rodbourne	37 Garden Drive		Brampton	Barnsley	South Yorkshire	S73 0TN	2333		Sir	Private Shareholder
RODAL01	Mr Julius Francis Peter Rodrigues	53 Sandyhill Road		Ilford	Essex		IG1 2ET	2333		Sir	Private Shareholder
ROGERP01	P C Rogers Esq	1 Exe View Cottages		Kew	Exeter	Devon	EX4 2AB	9230		Sir	Private Shareholder
ROMBR01	Mr Robert Malcolm Rome	20 Howard Street		St Andrews Road	Victoria 3101	Australia		1100		Madam	Private Shareholder
ROSENG01	Mr Gerald Rosenthal	Appt 2 Broadlands		Hillside Road	Radlett	Herts	WD7 7BX	4666		Madam	Private Shareholder
ROWANV01	Mrs Venetia Elizabeth Rowan-Hamilton	Bell House		Braughing	Nr Ware	Herts	SG11 2NT	1489		Sir	Private Shareholder
ROWCRJ01	Mrs Joan Rowcroft	29 Towneley Road		Longridge	Preston	Lancashire	PR9 3EA	945		Sir	Private Shareholder
ROWCRJ02	James Rowcroft Esq	29 Towneley Road		Longridge	Preston		PR3 3EA	1380		Sir	Private Shareholder
ROY C01	Christopher Graham Roy Esq	Park Broom		Crosby-On-Eden	Carlisle		CA6 4QH	2333		Sir	Private Shareholder
ROY N 01	Roy Nominees Limited	71 Queen Victoria Street			London		EC4V 4DE	13000		Sirs	Nominee Company
ROY N 02	Roy Nominees Limited	71 Queen Victoria Street			London		EC4V 4DE	2995000		Sirs	Nominee Company
RUFF J01	Mrs Joy Elaine Ruff	21 Queens Road		Chandler's Ford	Eastleigh	Hampshire	SO53 5AH	353		Madam	Private Shareholder
RULEG 02	Rubygale Nominees Limited	Exchange House		39 Knowsley Street	Bury	Lancashire	BL9 0ST	35000		Sirs	Nominee Company
RUSHTR01	Mr Brian Rushton	20 Schofield Road		Rawtenstall	Rossendale	Lancashire	BB4 8SL	500		Sir	Private Shareholder
RUSSEC01	Mrs Clare Alexandra Russell	13 Grange Road		Lower Broadheath	Worcester		WR2 6QP	305		Madam	Private Shareholder
RUSSED01	Lady Dorothy Russell	46 Downshire Hill		London			NW9 1NX	4666		Madam	Private Shareholder
RUSSEF01	Frank Russel Esq	Castel Carew		Glanhowy Road	Wyllie	Blackwood	Gwent	NP2 2HN	1580	Sir	Private Shareholder
RUSSEJ01	John William Russell Esq	3B Birchin Lane		Nantwich	Cheshire		CW5 6JY	3500		Sir	Nominee Company
RYALLM01	Mrs Margaret Georgina Ryall	Lyndhurst		119a Cotton End Road	Wilstead	Bedford	MK45 3DD	500		Madam	Private Shareholder
RYLEYD01	Mr David Ian Ryley	83 Harcourt Crescent		Nuthall	Nottingham		NG16 1AZ	300		Sir	Private Shareholder
SADEQS01	Mrs Shahwar Sadeque	Nonsuch Terrace		21a Park Road	Sutton	Surrey	SM9 8PY	1026		Madam	Private Shareholder
SAGARB01	Dr Brian Sagar	The Cottage		42 Mostey Road	Cheadle Hulme	Cheshire	SK8 5HJ	9977		Sir/madam	Private Shareholder
SALIMS01	Mrs Sandra Salim	39 Louplents House		Shrewsbury Crescent	Stonebridge	London	NW10 8XU	300		Madam	Private Shareholder
SAMSOB01	Mr Elvin Samson	51 Lamorna Grove		Stanmore	Middlesex		HA7 1PH	2333		Sir	Private Shareholder
SANGHM02	Mr Mehar Singh Sangha	Lucha		Carlton Road	Wolverhampton		WV3 0LP	4666	Mrs Gian Kaur Sangha	Sir	Private Shareholder
SCARTA01	Mrs Alexandra Edwina Scarth	Mandalay		Park Road	Haltwhistle	Northumberland	NE49 9BP	1370		Madam	Private Shareholder

Reference	Name	A/C	Address	Postcode	Joint Holder	Shares	Salutation	Type
SCARTJ02	Mr John Scarth		Mandalay, Park Road, Haltwhistle, Northumberland	NE49 9BR		5087	Sir	Private Shareholder
SCHWE06	Schweco Nominees Limited		46-50 Tabernacle Street, London	EC2A 4SJ		1000	Sirs	Nominee Company
SCOTI02	Scoti Company Limited	Co7634	Dolmen House, 4 Earlsfort Terrace, Dublin 2			4200	Sirs	Limited Company
SCOTTJ01	John Scott Esq		81 South Broomage Avenue, Larbert, Stirlingshire	FK5 3ED		1500	Sir	Private Shareholder
SCOTTW01	Mr William Ferguson Scott		50 Wakefield Avenue, Craigentinny, Edinburgh	EH7 6TL		500	Sir	Private Shareholder
SCRUTS01	Steve Scruton Esq	6814A	2 Levens Close, Lund Lane, Killinghall, Harrogate	HG3 2BN		26653	Sirs	Nominee Company
SELF 01	Self Trade Uk Nominees Ltd	ISA	New Priestgate House, 57 Priestgate, Peterborough	PE1 1JX		95902	Sirs	Nominee Company
SELF 02	Self Trade Uk Nominees Ltd	POOLED	New Priestgate House, 57 Priestgate, Peterborough	PE1 1JX		2333	Madam	Private Shareholder
SENATM01	Mrs Margaret Senatore		1 Alberta Street, Walworth, London	SE17 3SF		240	Sir	Private Shareholder
SENIOS01	Mr Steven John Senior Mr		48 Gorse Way, Ivybridge, Devon	PL21 0GA		500	Sir	Private Shareholder
SERESD01	David Seres Esq		5 Elizabethan Court, Hendon Lane, Finchley, London	N3 1SU	Mrs Rosemary Dale Seymour	1000	Sir	Private Shareholder
SEYMOA01	Anthony Seymour Esq		11 Dome Hill, Caterham, Surrey	CR3 6EE		1000	Sir	Private Shareholder
SHAH K01	Kiran Shah Esq		87 Devonshire Road, Palmers Green, London	N13 4QU		5000	Sir	Private Shareholder
SHAH S01	Mr Shailesh Manharlal Shah		20 Breemar Avenue, Wembley, Middlesex	HA0 4QN		170638	Sirs	Nominee Company
SHARE 01	Share Nominees Ltd		Oxford House, Oxford Road, Aylesbury, Bucks	HP21 8SZ		1084551	Sirs	Nominee Company
SHARE 03	Sharelink Nominees Limited	JMM	Cannon House, 24 The Priory Queensway, Birmingham	B4 6BS		2333	Sirs	Nominee Company
SHARE 05	Sharelink Nominees Limited	LNC	Cannon House, 24 The Priory Queensway, Birmingham	B4 6BS		589	Sirs	Nominee Company
SHARE 08	Sharelink Nominees Limited	PR291	Cannon House, 24 The Priory Queensway, Birmingham	B4 6BS		263398	Sirs	Nominee Company
SHARE 09	Sharelink Nominees Limited	PEP191	Cannon House, 24 The Priory Queensway, Birmingham	B4 6BS		6094	Sirs	Nominee Company
SHARE 13	Sharelink Nominees Limited	MINI	Cannon House, 24 The Priory Queensway, Birmingham	B4 6BS		314317	Madam	Private Shareholder
SHARE 14	Sharelink Nominees Limited	MAXI	Cannon House, 24 The Priory Queensway, Birmingham	B4 6BS		4000	Sir	Private Shareholder
SHARIS01	Miss Satwant Tina Shari Kaur		56 Mortlake Road, Ilford, Essex	IG1 2SX		211	Sir	Private Shareholder
SHARMS01	Sunil Sharma		30 Brookfield, Weald Hall Lane, Thornwood, Epping, Essex	CM16 6NG		1000	Sir	Private Shareholder
SHARPA01	Andrew Gregory Sharp Esq		20 Lynn Road, Wisbech, Cambridgeshire	PE13 3DJ		399	Madam	Private Shareholder
SHEFFJ01	Mr John Sheffield	FHC	The Fox Hat Club, Messrs Stephenson, The Willows Little Sw Victoria Road, Douglas, Isle Of Man	IM2 6AQ	Mr Michael Mr Brian Stephenson	100	Sir	Private Shareholder
SHEPHP01	Mrs Pauline Mary Shepherd		4 The Haybarn, Maybank, Newcastle Under Lym, Staffordshire	ST5 0JL		523	Madam	Private Shareholder
SHERRA01	Mr Adrian Glen Sherratt		98 Rhuddlan Road, Rhyl, Denbighshire	LL18 2RD		442	Madam	Private Shareholder
SHIELM01	Mrs Margaret Shields		82 Wildwood Road, Hampstead, London	NW11 6UJ		3500	Madam	Private Shareholder
SHILLH01	Mr Henry Shillet		45 Clifton Street, Abbey Close, Taff Well, Cardiff, South Glamorgan	CF4 7RS	Mrs Linda Shillet	442	Sir	Private Shareholder
SHILTF01	Mrs Frances Shilton		Pinewood Lodge, Aston Clinton, Buckinghamshire	HP22 5JF		5000	Madam	Private Shareholder
SHILTM01	Mr Mark Shilton		1 Warwick Close, Gosforth, Newcastle Upon Tyne	NE3 2DP		3900	Madam	Private Shareholder
SHIPPJ01	Mrs Joan Maria Shippen		8 Fencer Court, Chard Junction, Chard, Somerset	TA20 4QJ		500	Madam	Private Shareholder
SHREA01	Mrs Alison Jane Shire		The Nest, Calle Asomada Del Moris, Los Cristianos 38650, Arona Tenerife, Canary Isles Espana		Mr Andrew Norman Shire	736	Sir/madam	Private Shareholder
SHRIVJ01	Mr John Raymond Shrive		Apt 95 Victoria Court 2, Field Broughton, Nr Grange Over Sands, Cumbria	LA10 6HW		1000	Sir	Private Shareholder
SILVEB01	Dr Barry David Silvert		Wellbank Farm, Potters Bar, Herts	EN6 1EY		1075	Sir	Private Shareholder
SILVEJ01	Mr John Austin Silvester		91 Church Road, Ayr	KA7 2TE		1000	Sir	Private Shareholder
SIME A01	Archibald Andrew Sime Esq		21 Racecourse Road, Newton-Le-Willows	WA12 0BJ		400	Madam	Private Shareholder
SIMPSP01	Mrs Philippa Simpson		Tarn Cottage, Hildersham, Cambridge, Cambridgeshire	CB1 6BU		100	Madam	Private Shareholder
SINCLC01	Mrs Carol Anne Sinclair		Willow House, Wolverhampton, West Midlands	WV11 3AF		1000	Sir	Private Shareholder
SINGHG01	Mr Gian Singh		94 Springhill Road, Purley, Surrey	CR8 1JF		1166	Sir	Private Shareholder
SINGHI01	Mr Ishwar Singh		43 Purley Bury Avenue, Ilford, Essex	IG3 8LU		1500	Sir/madam	Private Shareholder
SINGHK01	Kanwal Singh Esq		14 Cambridge Road			2558	Sir	Private Shareholder
SINGHK02	Dr Kuldip Singh		Boyton Lodge, Boyton Hall Lane, Roxwell, Chelmsford, Essex	CM4 4LN	Dr Amrit Kaur	933	Sir	Private Shareholder
SINGHS01	Mr Sinder Singh		1 Musters Crescent, West Bridgford, Nottingham, Nottinghamshire	NG2 7DS		1000	Madam	Private Shareholder
SINNEH01	Mr Harold Chesney Sinnerton		21 Timbercroft, Ewell, Surrey	KT19 0TH		1166	Madam	Nominee Company
SIRHAN01	Miss Nadia Sirhan		9 Wool Road, Wimbledon, London	SW20 0HN		2040	Sir	Private Shareholder
SKERR 05	Skerries Nominees Limited	Do8097K	Ballsbridge Park, Ballsbridge, Dublin 4, Ireland			88	Sir	Nominee Company
SKOLNJ01	Mr Jeffrey Martin Skolnick		23 Fernhurst Gardens, Edgware, Middlesex	HA8 7PQ		2333	Madam	Private Shareholder
SMITHA01	Mr Archibald Smith		Cove Villa, Annan, Downfriesshire	DG12 6HL		300	Madam	Private Shareholder
SMITHE01	Mrs Elizabeth Ellen Smith		69 Chandler Court, Adderstone Crescent, Newcastle Upon Tyne	NE2 4HS		1000	Madam	Private Shareholder
SMITHJ03	Mrs Jacqueline Louise Smith		1 Carnock Mill, Carnock, Dunfermline, Fife	KY12 9JZ		700	Sir	Private Shareholder
SMITHJ04	Mrs Jeanette Smith		112 The Chesils, Coventry	CV3 5BL		185	Madam	Private Shareholder
SMITHJ07	John Anthony Smith Esq		29 Meadow Gate, Roe Green, Worsley	M28 2RB		150	Madam	Private Shareholder
SMITHJ09	Mrs Judy Elizabeth Smith		8 Randle Drive, Four Oaks, Sutton Coldfield, West Midlands	B75 5LH		10000	Madam	Private Shareholder
SMITHL01	Mrs Lesley Karen Smith		The Lodge, Lakeside, Tamworth, Staffordshire	B77 1BH		1164	Sir	Private Shareholder
SMITHM02	Mrs Mary Margaret Smith		97 Blandford Road, Church Street, Hartshorne, Swadlincote, Derbyshire	DE11 7ER		394	Madam	Private Shareholder
SMITHN01	Mr Neil James Smith		Cherry Haven, Beckenham, Kent	BR3 4NG		200	Sir	Private Shareholder
SMITHN04	Mr Nigel Lawrence Smith		5 Silverstream Crescent, Milford Haven, Dyfed	SA73 3HJ		799	Sir	Private Shareholder
SMITHP03	Mr Peter Talbot Smith		6 The Walnuts, Worlingham, Beccles	NR34 7BL	Mrs Valerie Lynne Smith	2592	Madam	Private Shareholder
SMITHP04	Philip Smith Esq		6 Mill Lane, Brigg, South Humberside	DN20 8NA		535	Sir	Private Shareholder
SMITHR01	Mrs Rachel Chatran Smith		4 West Lennox Drive, Helensburgh, Dunbartonshire	G84 9AD		252	Sir	Private Shareholder
SMITHR05	Ryan Sotheron Smith Esq		16 Seymour Road, Ringwood, Hants	BH24 1SG		600	Sir	Private Shareholder
SMITHW01	Mr Wayne Smith		1 Westside, Hendon, London	NW4 4XD		300	Madam	Private Shareholder
SNOW L01	Mr Lee Ralph Snow		14 Fountain Avenue, Leicester	LE2 9FF		700	Sir	Private Shareholder
SOULSL01	Mrs Lesley Christine Soulsby		Croft House, Culgaith, Penrith, Cumbria	CA10 1QW			Madam	Private Shareholder

Code	Name	Ref	Address 1	Address 2	Town	County	Postcode	Associated Name	Shares	Title	Type
SOUTH 01	South Manchester Securities Limited		St James's Court	Brown Street	Manchester		M2 2JF		26690	Srs	Limited Company
SP AN 08	Sp Angel (nominees) Limited	SPAN	Bilba House	14 Bevis Marks	London		EC3A 7AP		237810	Srs	Nominee Company
SPALLS01	Mr Steven Spall		2 Swarbrick Court	Longridge	Preston	Lancashire	PR3 3RX		560	Sir	Private Shareholder
SPEEDP01	Mr Peter Speed		28 Jacks Lane	Marchington	Staffordshire		ST14 8LW	Mrs Jennifer Speed	3000	Sir	Private Shareholder
SPEIR 03	Speirs & Jeffrey Fund Manageme ISA		36 Renfield Street	Glasgow			G2 1NA		1100	Srs	Limited Company
SPERCD01	Mrs Diana Spencer		The Walled Garden	High Bond End	Knaresborough	North Yorkshire	HG5 9BS		400	Madam	Private Shareholder
SPRATL01	Rev Laurence Herbert Spratt		19 Church Street	Ellesmere	Shropshire		SY12 0HD		583	Sir/madam	Private Shareholder
SQUIRS01	Mrs Sadie Elizabeth Squirrell		Three Gables	High Road	Great Finborough	Stowmarket, Suffolk	IP14 3AQ		200	Madam	Private Shareholder
ST AN 01	St Anns Square Nominees Limite ISA		Henry Pilling House	Booth Street	Manchester		M2 4AF		15793	Srs	Nominee Company
ST AN 02	St Anns Square Nominees Limite PEP		Henry Pilling House	Booth Street	Manchester		M2 4AF		15378	Srs	Nominee Company
ST AN 04	St Anns Square Nominees Limite IM152Z		Henry Pilling House	Booth Street	Manchester		EC2Y 5AJ		845	Srs	Nominee Company
STANL01	Stanlife Nominees Limited		P O Box 18172	125 London Wall	London		E14 5AF		17137	Srs	Nominee Company
STATE 05	State Street Nominees Limited	JD12	One Canada Square	One Canada Square	London		E14 5AF		77104	Srs	Nominee Company
STATE 20	State Street Nominees Limited	5H73	One Canada Square	One Canada Square	London		E14 5AF		106285	Srs	Nominee Company
STEPHR01	Mrs Betty Mona Stephens		Kenton Rise	24a School Road	Pattishall	Towcester, Northamptons	NN12 8NE		214	Madam	Private Shareholder
STEPHJ01	Mr John Stephen		13 Oldbury Close	Oakwood	Derby		DE21 2JS		1000	Sir	Private Shareholder
STEPHS01	Stuart John Stephenson Esq		19 Hammond Close	Marton-In-Cleveland	Middlesbrough	Cleveland	TS9 8HL		389	Sir	Private Shareholder
STEPNK01	Mr Raymond James Stepney		32 Rosewood Way	Farnham Common	Slough	Berkshire	SL2 3QD		500	Sir	Private Shareholder
STEVEK01	Mr Kenneth Ernest Stevens		1 St Davids Road	Allhallows	Rochester	Kent	ME2 9PW	Mrs Jean Eileen Stevens	150	Sir	Private Shareholder
STEVEM01	Mrs Margaret Stevens		142 College Road	Bexhill-On-Sea	East Sussex		TN40 1TW		400	Madam	Private Shareholder
STEVAA01	Mr Alexander Stewart		82 Duddingston Park	Edinburgh	Midlothian		EH15 1JZ		2333	Sir	Private Shareholder
STEWAI01	Mr Ian David Steward		1 Green View	Odiwood Lane	Hartest	Bury St Edmunds, Suffolk	IP29 4DR		1166	Sir	Private Shareholder
STIBYR01	Robert Andrew Stiby Esq		Tower House	Westhorpe	Blechingley	Surrey	RH1 4LR		500	Sir	Private Shareholder
STOCKI01	Dr Ivan Heywood Stockley		Westhorpe House	Willoughby On The W	Loughborough		LE12 6TD	Mrs Bridget Mary Stockley	2000	Sir/madam	Private Shareholder
STOREA01	Mr Andrew Mark Storey		18 Haling Park Road	South Croydon	Surrey		CR2 6NE		1135	Sir	Private Shareholder
STORTM01	Mr Michael Storton		46 Exley Road	Keighley	West Yorkshire		BD21 1LT		370	Sir	Private Shareholder
STRAA'01	Strand Nominees Limited	SN	Po Box 1D	Turnpike House	123 High Street	Crawley, West Sussex	RH10 1DQ		100000	Srs	Nominee Company
STRBEM01	Mr Michael Paul Streeter		12 Tithe Meadow	Virginia Water	Surrey		GU25 4EU		1342	Sir	Private Shareholder
STROUG01	Mr Gaston Albert Stroud		7 The Sycamores	Bluntisham	Huntingdon	Cambs	PE17 2XW		2333	Sir	Private Shareholder
STURTA01	Mrs Anne Sturt		Battlmead	Waltham St Lawrence	Reading	Berks	RG10 0PL		3947	Madam	Private Shareholder
SULIVD01	Daniel Richard Sulivan Esq		17 Main Road	Sheepy Magna	Atherstone		CV9 3QR		3000	Sir	Private Shareholder
SULIVD02	Miss Danuela Sulivan		1 The Green	Sheepy Parva	Atherstone		CV9 3LR		3000	Madam	Private Shareholder
SULLID01	David Charles Sullivan Esq		89 Fairview Avenue	Wigmore	Gillingham	Kent	ME8 0QP		850	Sir	Private Shareholder
SUMMED01	Mr David Allen Summerlin		16 Hodnet Close	Northampton	Northamptonshire		NN4 0XY		250	Sir	Private Shareholder
SUMPTR01	Mr Roger Alan Sumpton		25 Walden End	Stevenage	Hertfordshire		SG1 1UA		7000	Sir	Private Shareholder
SUTHEI01	Mrs Isabelle Hurll Sutherland		1294 Warwick Road	Knowle	Solihull	West Midlands	B93 9LQ		1731	Madam	Private Shareholder
SUTHEJ01	Dr Judith Lynn Sutherland		55 Clewer Park	Windsor	Berkshire		SL4 5HD		400	Sir/madam	Private Shareholder
SUTTOL01	Liliane Sutton		Fountain Farm House	10a West Street	Dulcote	Wells, Somerset	BA5 3NU		9977	Madam	Private Shareholder
SWIFTL01	Mrs Lindsay Gaveney Swift		5 Law Hall Lane	Bendish	Hitchin	Herts	SG4 8JG		400	Madam	Private Shareholder
SYMONE01	Mrs Edna May Symonds		46 Churchill Road	Poole	Dorset		BH15 2QN		2247	Madam	Private Shareholder
TALBOR01	Mr Ronald Talbot		29 High Road	Willesden	London		NW10 2TE		1000	Sir	Private Shareholder
TAMILI01	Tamlight Limited		1 May Butt Avenue	Kingston Upon Thames	Surrey		KT2 5UR		1000	Srs	Limited Company
TAN A01	Mrs Audrey Oiweng Tan		35 Mill Lane	Lindford	Bordon	Hampshire	GU35 0PE		1000	Madam	Private Shareholder
TAN L01	Miss Lee Hoon Tan		24 Boulters Lock	Gifford Park	Milton Keynes		MK44 5QR		500	Madam	Private Shareholder
TARRA01	Adrian Roger Tarr Esq		100 Bucklers Mead Road	Yeovil	Somerset		BA21 5RE		440	Sir	Private Shareholder
TATE S01	Mrs Summi Tate		30 Thorneycroft	Leigh	Lancashire		WN2 2TH		1166	Madam	Private Shareholder
TATUMG01	Mr Graham Tatum		1 Chartwell Grove	Mapperley	Nottingham		NG3 5RD		1208	Sir	Private Shareholder
TAYLOA01	Mrs Ann Taylor		Flat 5	108 Sinclair Road	London		W14 0NJ		512	Madam	Private Shareholder
TAYLOC01	Miss Caroline Taylor		14 Marle Croft	Whitefield	Manchester		M45 7NB		860	Madam	Private Shareholder
TAYLJA01	Mrs Jillian Sandra Taylor		Kelowna	Northe Connel	Argyll		PA37 1QZ	Mr Paul Taylor	115	Madam	Private Shareholder
TAYLOK01	Mr Kenneth Taylor		9 Cedar Road	Berkhamsted	Herts		HP4 2LA	Dr Joyce Taylor-Papadimitriou	4870	Sir	Private Shareholder
TAYLOS02	Spiros Taylor Esq		201 Deansgate	Manchester			M3 3TD		59648	Sir	Private Shareholder
TD WA 07	Td Waterhouse Nominees (europ SMKTGPEI		201 Deansgate	Manchester			M3 3TD		156446	Srs	Nominee Company
TD WA 08	Td Waterhouse Nominees (europ SMKTISAS		201 Deansgate	Manchester			M3 3TD		1374492	Srs	Nominee Company
TD WA 08	Td Waterhouse Nominees (europ SMKTNOM		201 Deansgate	Manchester			M3 3TD		1131	Srs	Nominee Company
TERRYJ01	Mrs Jacqueline May Terry		White Cottage	Bendish	Hitchin	Hertfordshire	SG4 8JH		7500	Madam	Private Shareholder
TESTKF01	Mr Fred Testka		P O Box 47	Anns Place	St Peter Port	Guernsey	GY1 4AZ		500	Sir	Private Shareholder
THAKRK01	Kirit Lalji Thakrar Esq		2 Woodbourne Road	Edgbaston	Birmingham		B15 3QH	Mrs Krishna Kirit Thakrar	265	Sir	Private Shareholder
THATCR01	Mr Raymond Thatcher		18 Queen Street	Maidenhead	Berkshire		SL6 1HZ		2478434	Sir	Private Shareholder
THE B 01	The Bank Of New York (nominees) Limited		1 Canada Square	London			E14 5AL		500000	Srs	Nominee Company
THE B 04	The Bank Of New York (nominee BIL		1 Canada Square	London			E14 5AL		2340	Srs	Nominee Company
THE B 06	The Bank Of New York (nominee SJPTRK		1 Canada Square	London			E14 5AL		5	Srs	Nominee Company
THE M 01	The Manifest Voting Agency Ltd		9 Freebournes Court	50 Paroma Road	Witham	Essex	CM8 2BL		1000	Srs	Limited Company
THIND J01	Mrs Jatinder Thind		79 Easter Drive	Belvedere	Kent		DA17 5AD		200	Madam	Private Shareholder
THOM A01	Mr Allan George Thom			Portlethen	Aberdeen	Aberdeenshire	AB12 4XB			Sir	Private Shareholder

Code	Name	Ref	Address 1	Address 2	Town	County	Postcode	Region	Holding	Joint holder	Title	Type
THOMA 04	Thomas Grant And Company No: TGNOMS		40a Friar Lane		Leicester		LE1 5RA		5500		Sirs	Nominee Company
THOMAHO1	Huw Arton Thomas Esq		3 Dan Y Wern		Pwllglovw	Brecon	LD3 9PW		300		Sir	Private Shareholder
THOMAS01	Mrs Susan Elizabeth Thomas		River View	Landing Lane	Hemingbrough	Selby	YO8 7RA	North Yorkshire	1000		Madam	Private Shareholder
THOMPA01	Alan Thompson Esq		1 Tithorpe	Ninthorpe	Middlesbrough	Cleveland	TS7 0PX		84		Sir	Private Shareholder
THOMS 01	Thomson Financial Limited	ISSEURO	C/o Isa Europe Limited	25 City Road	London		EC1Y 1AA		1		Sirs	Limited Company
THRALA01	Adam David Thrall Esq		15a Plumpton Park Road	Bessacarr	Doncaster		DN4 6SQ		400		Sir	Private Shareholder
THRELR01	Mr Richard John Threlfall		Stonewalls	Fifehead Neville	Sturminster Newton	Dorset	DT10 2AL		466		Sir	Private Shareholder
TIDMAT01	Mr Tim Richard Tidman		38 Hamilton Avenue	Birmingham	W Midlands		B17 8AJ		7000		Sir	Private Shareholder
TILEY 01	Mr John Malcolm Tiley		Sunstone House	Cliff Road	Birchington	Kent	CT7 9LS		1500		Sir	Private Shareholder
TILLO B01	Mrs Beulah Elizabeth Tillotson		Cross Street Cottage	Sturton Le Steeple	Retford	Notts	DN22 0HW		500		Madam	Private Shareholder
TINKL M01	Michael John Tinkler Esq		Rock Side	Macclesfield Road	Alderley Edge		SK9 7AL		9230		Sir	Private Shareholder
TOLANM01	Mr Martin Tolan		16 Balbriggan Road	Skerries	County Dublin	Ireland			700	Mrs Monica Tolan	Madam	Private Shareholder
TRATAC01	Mrs Christina Tratalos		Beech Cottage	Town Lane	Mobberley	Cheshire	WA16 7HS		2351		Sir	Private Shareholder
TREMLJ01	Mr John Anthony Tremlett		Fen Lodge	1 Oak Lane	Littleport	Ely	CB6 1RS	Cambs	2333		Sir	Private Shareholder
TREW P01	Peter Giles Trew Esq		Flat 4	29 Banks Road	Poole		BH13 7PW		220		Madam	Private Shareholder
TSE S01	Mrs Shelly Tse		123 Gravel Road	Bromley	Kent		BR2 8PW		409		Sirs	Private Shareholder
TUDOR 01	Tudor Nominees Ltd	GEN	Clock House	Dogtail Way	Farnham	Surrey	GU9 7UL		1770		Sir	Nominee Company
TURCAG01	Mr Gavin Turcan		Craighead	Craigievar	Alford	Aberdeenshire	AB33 8JD		1000		Sir	Private Shareholder
TURK A01	Mr Arthur Cyril Turk		3 Lynton Close	East Grinstead	West Sussex		RH19 3XE		500	Mrs Dilys Ann Turk	Madam	Private Shareholder
TWOMEDo5	Mrs Diane Judith Twomey		14 Grafton Road	Gloucester	Gloucestershire			Scotland	250		Sir/madam	Private Shareholder
TYRELR01	Mr Brian Tyrell		40 Apollo Road	Milland	West Midlands				1000		Madam	Private Shareholder
TYRREE01	Dr Elizabeth Tyrell		7 Drakeleys Field	Chestnut Grove	Liphook	Hampshire	B68 9RS		106		Sir	Private Shareholder
TYRREK01	Mrs Katrona Morag Tyrell		69 Sweet Bay Crescent	1 Ritchie Close	Ashford	Kent	GU30 7NH		432		Sir	Private Shareholder
TYRREM01	Malcolm Roy Tyrell Esq		Little Acorns	Bonar Bridge	Maidenbower	West Sussex	TN23 3PQ		107		Sirs	Private Shareholder
TYRWHG01	Mr Cavern Thomas Goldney Tyrwhitt-Walker	Intish		Canada Square	Ardgay	Sutherland	RH10 7NA		432		Sirs	Private Shareholder
UNIBA 01	Nordea Bank Denmark A/s	UBCC	Chkgroup Centre	Church Lane	London		IV24 3AR		1225		Sir	Private Shareholder
URSELC01	Christopher James Ursell Esq		Cambrian House	Gravesend	Stetchworth	Newmarket	E14 5LB		1866		Sirs	Private Shareholder
USHERM01	Mr Michael Robert Usher		29 Thront Lane	La Rue Au Blancq	Church Lane	Kent	CB8 9TN		693		Madam	Private Shareholder
UTLEYP01	Mrs Patricia Anne Utley		6 Les Jardins De La Chapelle		Graveend	Grouville	DA12 4LB	Jersey	433	Mrs Anna Vainella	Sir	Private Shareholder
VAINEC01	Carmelo Vainella Esq		9 Summers Lane	West Bridgford	La Rue Au Blancq		N12 0PE		32666		Sir	Private Shareholder
VALEND01	Mr David Robert Valentine		7 Kingswood Road	Frimley	London		JE3 9HR		336		Sir	Private Shareholder
VANCED01	Mr Dennis Edward Vance		37 Old Bisley Road	Chizlehurst	West Bridgford	Nottingham	NG2 7HT	Notts	11666		Madam	Private Shareholder
VANZAS01	Mrs Sandra Vanzanten		46 Park Road	Kirk Ella	Frimley	Camberley	GU16 5RE	Surrey	700		Sir	Private Shareholder
VASEY101	Jeffrey Mark Vasey Esq		7 Westella Road	Harrow	Chizlehurst	Kent	BR7 5AY		476		Madam	Private Shareholder
VENOUE01	Mrs Elizabeth Venour		34 Hindea Road	Lewisham	Kirk Ella	Hull	HU10 7QD		350		Sirs	Nominee Company
VIDAC 01	Vidaeos Nominees Limited		25 Molesworth Street	Lewisham	Harrow	Middlesex	HA1 1SL		1981829		Sirs	Nominee Company
VIDAC 02	Vidaeos Nominees Limited	978	25 Molesworth Street	Lewisham	London		SE13 7EX		168		Sirs	Nominee Company
VIDAC 09	Vidaeos Nominees Limited	FGN	25 Molesworth Street	Lewisham	London		SE13 7EX		931189		Sirs	Nominee Company
VIDAC 10	Vidaeos Nominees Limited	KBL	25 Molesworth Street	Lewisham	London		SE13 7EX		800		Sirs	Nominee Company
VIDAC 13	Vidaeos Nominees Limited	BFCM	25 Molesworth Street	Lewisham	London		SE13 7EX		1000		Sirs	Nominee Company
VIDAC 17	Vidaeos Nominee Limited	KBC1	25 Molesworth Street	Lewisham	London		SE13 7EX		25618		Sirs	Nominee Company
VIDAC 18	Vidaeos Nominee Limited	SCHI	25 Molesworth Street	Lewisham	London		SE13 7EX		3661		Sirs	Nominee Company
VIDAC 20	Vidaeos Nominees Limited	SSB1	25 Molesworth Street	Lewisham	London		SE13 7EX		10000		Sirs	Nominee Company
VIDAC 23	Vidaeos Nominees Limited	BHFLU	25 Molesworth Street	Lewisham	London		SE13 7EX		300		Sirs	Nominee Company
VIDAC 26	Vidaeos Nominees Limited	COM23	25 Molesworth Street	Lewisham	London		SE13 7EX		12591		Sirs	Nominee Company
VIDAC 28	Vidaeos Nominees Limited	CLRLUX	25 Molesworth Street	Lewisham	London		SE13 7EX		3475694		Sirs	Nominee Company
VIDAC 32	Vidaeos Nominees Limited	CLRLUX2	25 Molesworth Street	Lewisham	London		SE13 7EX		2939666		Sirs	Nominee Company
VIDAC 33	Vidaeos Nominees Limited	NRWICH4	25 Molesworth Street	Lewisham	London		SB13 7EX		30000		Sirs	Nominee Company
VIDAC 36	Vidaeos Nominees Limited	BHUV	25 Molesworth Street	Lewisham	London		SW6 6JR		303122		Madam	Nominee Company
VILATS01	Mrs Shamimbanu Vilatbgamuwa		105 Queensmill Road	London			AL4 9AN		4666		Sir	Private Shareholder
VINERM01	Mr Mark John Viner		3 Slimmons Drive	St Albans	Hertfordshire		PL23 1HZ		1000		Sir	Private Shareholder
VOELCP01	Mr Peter Paul Voelcker		The Haven	61 The Esplanade	Powey	Cornwall	RG17 7DB	Berkshire	700		Sirs	Nominee Company
VOYSEN01	Nicholas George Voysey Esq		Long Thatch	Wantage Road	Great Shefford	Hungerford	EC1Y 2EQ		96000		Sirs	Nominee Company
W B N 01	W B Nominees Limited		Sophia House	76-80 City Road	London		EC1Y 2EQ		67302		Sirs	Nominee Company
W B N 02	W B Nominees Limited	ISAMAX	Sophia House	76-80 City Road	London		M2 6WH		34900		Sirs	Nominee Company
W H I 02	W H Ireland Nominees Limited	ISA	11 St James's Square	Manchester			IG1 3EJ		1000		Madam	Private Shareholder
WAHEEA01	Mrs Azra Waheed		51 Kensington Gardens	Ilford	Essex		PO16 7NY		2480		Madam	Private Shareholder
WAITEE01	Mrs Elaine Waite		61 Arundel Drive	Fareham	Hampshire		RH14 0NT		1000		Sir	Private Shareholder
WAITEP01	Mr Peter Waite		Sycamore Cottage	Rickmans Lane	Plaistow	Billingshurst	RM14 2RA	West Sussex	1000	Mrs Kim Wakefield	Sirs	Private Shareholder
WAXEFM01	Mr Marshall Glenn Wakefield		72 Hill Rise	Upminster	Essex		JE4 5PS		1976400	Mrs Sarah Ann Walker	Sirs	Private Shareholder
WALBR 01	Walbrook Trustees (Jersey) Limit REK33		P0 Box 248	Lord Coutanche House	Birch Hill Park	St Helier	IM3 3DE	Jersey	1000		Sir	Private Shareholder
WALKEP01	Mr Peter Munro Walker		45 Cronk Avenue	Onchan	Isle Of Man		NR4 6AS		52772		Sir	Private Shareholder
WALL D01	Mr David Cary Wall		11 Elvedon Close	Necton	Norfolk		PE37		25353		Sir	Private Shareholder
WALL K01	Kenneth Frederick Wall Esq		Eastgate Lodge	Swaffham			L31 9BN		2000		Sir	Private Shareholder
WALLAW01	Mr William Wallace		21 Penrith Crescent	Liverpool	Merseyside						Sir	Private Shareholder

Code	Name	Flag	Address	Town	County	Postcode	Joint Holder	Shares	Title	Type
WALLEE01	Edward Richard Walley Esq		54 Hodge Hill Common	Birmingham		B36 8AG		2000	Sir	Private Shareholder
WALLIC01	Christopher William Wallis Esq		21 Shelbury Close	Sidcup	Kent	DA14 4BE		4666	Sir	Private Shareholder
WALLIK01	Mr Kenneth John Wallis		149 Vandyke Road	Leighton Buzzard	Bedfordshire	LU7 8HQ		1225	Sir	Private Shareholder
WALMSP01	Mr Paul Walmsley		56 Penrose Avenue	Blackpool	Lancashire	FY4 4JS		200	Sir	Private Shareholder
WARD G01	Mr Graham Stuart Ward		22 Berkley Drive	Penarth	S Glam	CF64 3DW		4666	Sir	Private Shareholder
WARNER01	Rosemary Francis Warnes		Dunham Massey Lodge, Dunham Road	Altrincham		WA14 4SP	William Anthony Warnes Esq	9977	Sir/madam	Private Shareholder
WARREE01	Mrs Elaine Rosemary Warren		3 Stirling Way	Christchurch	Dorset	BH23 4JJ		200	Madam	Private Shareholder
WARREJ01	Mr John Frances William Warren		8 Coronation Road	Bridgwater	Somerset	TA6 7DS		583	Sir	Private Shareholder
WARREJ02	Mr Jeremy Bain Warren		34 Enfield Street, Newport	Middlesbrough	Cleveland	TS1 4EH		10000	Sir	Private Shareholder
WASS L01	Mrs Lorrae Denise Wass		Ryde, Crow Lane	Ringwood	Hants	BH24 3DZ		300	Madam	Private Shareholder
WATHAD01	Mr David Philip Wathan		87 Heol Trecastell	Caerphilly	M Glam	CF83 1AF		500	Sir	Private Shareholder
WATKID01	Mr Derek Arthur Watkinson		57 Durrington Road	Bournemouth	Dorset	BH7 6PY		578	Sir	Private Shareholder
WATSOD01	Mr Douglas Richmond Watson		6 The Fields, Lofthouse	Wakefield	West Yorkshire	WF3 3RZ		500	Sir	Private Shareholder
WATSOF01	Mrs Frances Margaret Watson		93 Beresford Road	London		E4 6EF		2333	Madam	Private Shareholder
WATSOR01	Mr Roger Vernon Watson		93 Beresford Road	London		E4 6EF		6500	Sir	Private Shareholder
WCWB 01	Wcwb (pep) Nominees Limited	PEPGEN	Sophia House, 76-80 City Road	London		EC1Y 2EQ		7916	Sirs	Nominee Company
WEATHH01	Howard Weatherill Esq		Grafton Villa, Painters Lane End, Illogan	Redruth	Cornwall	TR16 4RR		2030	Sir	Private Shareholder
WEAVEG01	Mr George Christopher Weaver		Villa Farm, Broughall	Whitchurch	Shropshire	SY13 4AE		400	Sir	Private Shareholder
WEBB N01	Mr Norman Victor Webb		17 Romans Way	Writtle	Essex	CM1 3EZ		875	Sir	Private Shareholder
WEBB P01	Mrs Patricia Mary Webb		28 Greenlands, St Mary's Platt	Sevenoaks	Kent	TN15 8LL		875	Madam	Private Shareholder
WEBB R02	Mr Roy Charles Webb		62 Bakers Lane	Sutton Coldfield	West Midlands	B74 2AX	Mrs Audrey Lynn Webb	2333	Sir/madam	Private Shareholder
WEBB T01	Terence John Webb Esq		51 Rutherwyke Close	Epsom	Surrey	KT17 2NA		5000	Sir	Private Shareholder
WEBST01	Mr John Richard Webster		34 Brooklands Lane, Menston	Ilkley	W Yorkshire	LS29 6FJ		250	Sir	Private Shareholder
WEETMK01	Miss Ruth Weerman		Highfield, Belmont Road, Hale	Altrincham		WA15 9PT		700	Madam	Private Shareholder
WELCHM01	Mrs Maureen Welch		Heather Close, Tilford Road	Hindhead	Surrey	GU26 6RB		1166	Madam	Private Shareholder
WELLEP01	Mrs Patricia Weller		22 Jefferson Garth, Greystoke	Penrith	Cumbria	CA11 0UA		1000	Madam	Private Shareholder
WELLIT01	Mrs Trudi Jane Wellington		7 Plas Avenue	Prestatyn	Denbighshire	LL19 9NH		109	Madam	Private Shareholder
WEST M01	Malcolm John West Esq		185 Ringinglow Road	Sheffield	South Yorkshire	S11 7PT		1754	Sir	Private Shareholder
WESTL 01	Westb Panmure Limited	PRINTRAD	25 Basinghall Street	London		EC2A 5HA		235014	Sirs	Limited Company
WHALLD01	Mr David Whatley		03 Rhode Close	Keynsham	Avon	BS31 1XE		400	Sir	Private Shareholder
WHEELD01	Mr Derek John Fitz-Hardinge Wheeler		151 Waldegrave Road	Teddington	Middlesex		Mrs Byrnee Georgina Mary Wheeler	80	Sir/madam	Private Shareholder
WHEELP01	Peter Frederick Charles Wheeler Esq		491 Footscray Road	New Eltham, London		SB9 3UH		330	Sir	Private Shareholder
WHEELS01	Mr Stuart Wheeley		30 Moorfield Drive	Bromsgrove	Worcs	B61 8SJ		1000	Sir	Private Shareholder
WHELPD01	Mr Derek Whelpton		67 Bishops Walk	St. Asaph	Clwyd			2000	Sir	Private Shareholder
WHITAR01	Mr Richard Raby Whitaker		5 Swinglehurst Cottages, Swinglehurst Lane	Chipping, Near Preston		PR3 2QW		116	Sir	Private Shareholder
WHITEL01	Laurence Andrew Harvey White Esq		14 Batsford Close	Redditch	Worcestershire	B98 7TF	Mrs Catharine Susan White	935	Sir/madam	Private Shareholder
WHITTS01	Mrs Susan Edith Whittaker		8 Haddon Close, High Lane	Stockport	Cheshire	SK6 8DD		1000	Madam	Private Shareholder
WILKIU01	Mrs Jennifer Wilkinson		88 Chelsea Road	Sheffield	South Yorkshire	S11 9BR		155	Madam	Private Shareholder
WILKIP01	Mr Paul Wilkin		8 Blewbury Drive, Titehurst	Reading	Berkshire	RG21 5HL		2408	Sir	Private Shareholder
WILLB 01	Wilbro Nominees Limited		9 Ironbridge Walk, 6 Broadgate	London		EC2M 2RP		132650	Sirs	Nominee Company
WILLEA01	Mr Anthony Willetts		P.o. Box 515	Stourbridge	West Midlands	DY9 0SF		1000	Sir	Private Shareholder
WILLI 03	Williams De Broe Plc	HOUSE	P.o. Box 515, 6 Broadgate	London		EC2M 2RP		22000	Sirs	Public Company
WILLIB01	Mrs Beryl Margaret Williams		65 The Highway	Stanmore	Middlesex	HA7 3PL		490	Madam	Private Shareholder
WILLIH01	Mr David Daniel Terence Williams		18 Kneslton Place, Blaenymaes	Swansea		SA5 5LP		933	Sir	Private Shareholder
WILLIH01	Mr Huw Williams		1 Castle Villa, Bailey Street	Mountain Ash		CF45 3AT		303	Sir	Private Shareholder
WILLIJ01	Mr John Robert Walker Williams		Blenheim, Windsoredge, Nailsworth	Stroud	Gloucestershire	GL6 0NP		250	Sir	Private Shareholder
WILLIP01	Mr Paul Williams		31 Bailey Street	Mountain Ash		CF45 3AS		506	Sir	Private Shareholder
WILLIR01	Russell Williams Esq		Fleet Way Cottage, Langton Herring	Weymouth	Dorset	DT3 4HX		100	Sir	Private Shareholder
WILLIR02	Robert Williamson Esq		35 Saxons Way	Didcot	Oxfordshire	OX11 9RA		50	Sir	Private Shareholder
WILLIR03	Robert Williamson Esq	MM	35 Saxons Way	Didcot	Oxfordshire	OX11 9RA		50	Sir	Nominee Company
WILLIR04	Mr Stephen Leonard Williams		11 Barleycroft Road	Welwyn Garden City	Herts	AL8 6JX		1633	Sir	Private Shareholder
WILLIS01	Mr Tom Roland Williams		1 Sandelwood End	Beaconsfield	Bucks	HP9 2NW		466	Sir	Private Shareholder
WILLIT02	Bernard Wilson Esq		11 The Firs, Fulshaw Park	Wilmslow	Cheshire	SK9 1QH		1508	Sir	Private Shareholder
WILSOB01	Mr Ian Richard Wilson		22 Bens Acre	Horsham	West Sussex			990	Sir	Private Shareholder
WILSOL01	Ms Linda Joy Wilthew		Folke Lodge, Folke	Sherborne	Dorset	DT9 5HP		2037	Madam	Private Shareholder
WILTHL01	Roger Antony Paul Wiltshire Esq		Downside, Springfield Road	Wantage	Oxfordshire	OX12 8EX	Mrs Veronica Mary Wiltshire	296	Sir/madam	Private Shareholder
WILTSR01	Mr Paul Windels		26 Dew Crescent, Caerau	Cardiff		CF5 5PB		2000	Sir	Private Shareholder
WINDEP01	Winterflood Securities Limited	WINSCRE1	The Atrium Building, Cannon Bridge	London		EC9R 2GA		3932	Sirs	Limited Company
WINTE 02	Mrs Valerie Frances Wise		126 Hullbridge Road	South Woodham Ferrers	Essex	CM3 5LL		2545	Madam	Private Shareholder
WISE V01	Mr David John Witney		Sunnyfield, Cutgaith	Penrith	Cumbria	CA10 1QW		1166	Sir	Private Shareholder
WTNED01	Mr David Paul Wood		57 Priory Grove, Ditton	Aylesford	Kent	ME20 6BB	Mr George Harry Wood	500	Sir	Private Shareholder
WOOD D01	Mrs Joyce Wood		17 Langdale Road	Worksop	Nottinghamshire	SS1 0NL		152	Madam	Private Shareholder
WOOD J01	Exor Of Maureen Ann Wood Deceased		Michaelmass House, Duffs Hill, Glemsford	Sudbury	Suffolk	CO10 7PP	Exor Lawrence Alfred Wood	1370	Sir/madam	Private Shareholder
WOOD M01	Mr Paul Wood		Oakwell, Henshaw	Bardon Mill, Hexham	Northumberland	BE47 7HF		1166	Sir	Private Shareholder
WOOD P01	Mr Richard William Wood		22 Cherry Garden Avenue	Folkestone	Kent	CT19 5LD		1166	Sir	Private Shareholder

Code	Name	Address				Postcode	Shares	Notes	Title	Type
WOODSD01	Mr David Woods	7 Consort Close	Warley	Brentwood	Essex	CM14 5XE	502		Sir	Private Shareholder
WOODSE01	Mrs Edith Helen Woods	The Grange	Maddington Street	Shrewton	Salisbury	SP3 4JL	500		Madam	Private Shareholder
WOOLFR01	Rodney Gordon Woolf Esq	73 Rimsley Road	Whitefield	Manchester		M45 7LH	2000		Sir	Private Shareholder
WRIDEG01	Mrs Gloria May Wride	Polesco Itchen Close	West Wellow	Romsey	Hampshire	SO51 6GX	505		Madam	Private Shareholder
WRIGHD02	Mr David Anthony Wright	Apple Tree Cottage	23 The Meadow	Chislehurst	Kent	BR7 6AA	35000		Sir	Private Shareholder
WRIGHG02	Gerald Hugh Wright Esq	48 Middleton Road	Newark	Notts		NG24 2DN	300		Sir	Private Shareholder
WRIGHJ03	Mr John Clark Wright	2 Shirley Gardens	Sunderland	Tyne And Wear		SR3 1YD	50		Sir	Private Shareholder
WRIGHJ04	Mr Joseph Ernest Lawrence Wright	160 Princess Way	Portadown	County Armagh	Northern Ireland	BT63 5EN	400	Mrs Muriel Jordan Wright	Madam	Private Shareholder
WRIGHS01	Mr Simon Wright	Westbarn	Heights Farm Row	Off Bury Lane	Withnell / Chorley	PR6 8SY	800		Sir	Private Shareholder
WYLLIT01	Mrs Theresa Andrea Wyllie	80 Green Lane	Ilford	Essex		IG1 1YH	858		Sir	Private Shareholder
YEO J01	Mr John Yeo	170 Stubbington Lane	Fareham	Hants		PO14 2NE	1000		Sir	Private Shareholder
YOUELN01	Mr Nicholas Andrew Youell	42 The Yews	Horndean	Waterlooville		PO8 0BH	466		Sir	Private Shareholder
YOUNGD01	David Hill Young Esq	5 Woodburn Avenue	Aberdeen			AB15 8JQ	1100	Mrs Helen Mary Young	Sir	Private Shareholder
YOUSEB01	Mr Bijan Yousefzadeh	75 Old Park Ridings	London			N21 2ER	3500		Sir	Private Shareholder
ZAFARN01	Mrs Noor Ruzna Zafaralla	115 Woodland Avenue	Hove	East Sussex		BN3 6BJ	200		Madam	Private Shareholder

Total Shares 2280656648

Total Holders 8008

Ordinary shares).

Preference Shares

4,331,683   All owned by Abbott Laboratories Inc.